Form 20-F
period 2018-12-31
Uxin Ltd
filed 2019-04-29
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38527

Uxin Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

2-5/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing, 100102 People’s Republic of China
(Address of principal executive offices)

Zhen Zeng, Chief Financial Officer

Telephone: +86 10 5631-2700

Email: ir@xin.com

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District,

Beijing, 100102

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*                 Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

839,850,038 Class A ordinary shares (excluding the 23,520,495 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•                  “Active dealers” in a given period are to dealers who bid for cars through our 2B business, or dealers who list cars for sale through either our 2B business or our 2C business during that period. If a dealer bids cars through our 2B business and also lists cars for sale through either our 2B or our 2C business, all in the same period, such dealer will be counted as two active dealers for the period;

•                  “ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares, par value US$0.0001 each;

•                  “CAGR” are to compound annual growth rate;

•                  “Car PARC” are to the total number of light vehicles, including cars, sport utility vehicles and light trucks in a region or market;

•                  “Check Auto” are to our proprietary car inspection system;

•                  “China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•                  “cross-regional transactions” are to the transactions completed on our platform where the buyer completes the purchase of a car without having physically inspected the car on-site, which primarily comprise transactions where the buyer is located in a different city from the car purchased;

•                  “GMV” are to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged, and “total GMV” are to the GMV of our 2C and 2B businesses; the GMV of our 2C business also includes certain free-of-charge intra-regional transactions we facilitate without financing solutions attached;

•                  “RMB” and “Renminbi” are to the legal currency of China, which is our reporting currency;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•                  “Uxin” or “our platform” are to our platform primarily for buying and selling used cars, which primarily consists of two businesses, Uxin Auction and Uxin Used Car;

•                  “Uxin Auction” are to our 2B business;

•                  “Uxin Used Car” are to our 2C business;

•                  “Our WFOEs” are to our wholly-owned subsidiaries in China;

•                  “Our VIEs” are to our variable interest entities, which are Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, Beijing Fengshun Lubao Automotive Auction Limited, or Fengshun Lubao, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche; and

•                  “we,” “us,” “our company” and “our” are to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and its consolidated affiliated entities in the PRC.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate on as of the end of December 2018 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

•                  our goals and strategies;

•                  our ability to retain and increase the number of customers on our platform and for our services, and expand our service offerings;

•                  our ability to provide quality services and compete effectively;

•                  our ability to effectively manage risks, including credit risks and fraud risks;

•                  our future business development, financial condition and results of operations;

•                  expected changes in our revenues, costs or expenditures;

•                  the expected growth of, and trends in, the market for our services;

•                  our expectations regarding demand for and market acceptance of our services;

•                  competition in our industry;

•                  relevant government policies and regulations relating to our industry; and

•                  general economic and business conditions globally and in China.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                                 Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheets data as of December 31, 2016 have been derived from our audited consolidated financial statements for the year ended December 31, 2016, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report.

The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	(in thousands, except for share data)
	2016	2017	2018
	RMB	RMB	RMB	US$
Selected Consolidated Statements of Operations Data:
Revenues:
To consumers (“2C”) — intra-regional
—Transaction facilitation revenue	81,807	230,250	481,055	70,092
—Loan facilitation revenue	314,172	944,406	1,564,620	227,972
To consumers (“2C”) — cross-regional
—Transaction facilitation revenue	—	—	164,280	23,936
—Loan facilitation revenue	—	—	209,445	30,517
To businesses (“2B”)
—Transaction facilitation revenue	293,224	519,276	606,599	88,384
Others	135,298	257,440	289,450	42,174

Total Revenues	824,501	1,951,372	3,315,449	483,075
Cost of revenues(1)	(533,371)	(747,788)	(1,138,995)	(165,957)

Gross profit	291,130	1,203,584	2,176,454	317,118

Operating expenses:
Sales and marketing(1)	(793,521)	(2,203,139)	(2,686,956)	(391,502)
Research and development(1)	(167,791)	(226,010)	(329,430)	(47,999)
General and administrative(1)	(583,697)	(599,905)	(1,724,060)	(251,204)
Gains/(losses) from guarantee liability	1,983	2,284	(1,931)	(281)

Total operating expenses	(1,543,026)	(3,026,770)	(4,742,377)	(690,986)

	For the Year Ended December 31,
	(in thousands, except for share data)
	2016	2017	2018
	RMB	RMB	RMB	US$
Loss from operations	(1,251,896)	(1,823,186)	(2,565,923)	(373,868)

Loss from operations
Interest income/(expenses), net	677	(30,183)	(120,453)	(17,550)
Other expenses, net	(16,127)	(12,112)	(16,813)	(2,450)
Foreign exchange gains/(losses)	1,918	477	(8,232)	(1,199)
Fair value change of derivative liabilities	(116,056)	(885,821)	1,185,090	172,673

Loss before income tax expense	(1,381,484)	(2,750,825)	(1,526,331)	(222,394)
Income tax expense	(1,805)	(570)	(14,585)	(2,125)
Equity in (losses)/income of affiliates	(9,637)	3,597	2,631	383

Net loss	(1,392,926)	(2,747,798)	(1,538,285)	(224,136)

Less: net loss attributable to non-controlling interests shareholders	(35,181)	(25,202)	(15,771)	(2,298)
Net loss attributable to UXIN LIMITED	(1,357,745)	(2,722,596)	(1,522,514)	(221,838)

Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)	(347,687)

Net loss per share attributable to ordinary shareholders
—Basic	(36.11)	(76.51)	(4.99)	(0.73)
—Diluted	(36.11)	(76.51)	(4.99)	(0.73)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	49,174,850	49,318,860	477,848,763	477,848,763

(1)         Share-based compensation in the amount of RMB226.4 million, RMB165.9 million and RMB1,052.0 million (US$153.3 million) in 2016, 2017 and 2018, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	291,973	800,997	116,709
Restricted cash	705,854	1,617,230	2,013,030	293,308
Advance to sellers	45,774	246,287	692,714	100,932
Financial lease receivables, net	413,462	438,693	294,511	42,912
Total assets	2,317,979	5,298,913	7,349,390	1,070,840

Convertible notes	—	—	1,188,192	173,125
Short-term borrowings	204,068	426,783	624,588	91,005
Guarantee liabilities	76,325	173,907	321,255	46,808
Derivative liabilities	654,511	1,596,424	—	—
Total liabilities	1,986,194	5,059,894	4,977,747	725,280

Total Mezzanine equity	4,775,637	8,420,644	—	—
Total shareholders’ (deficit)/equity	(4,443,852)	(8,181,625)	2,371,643	345,560
Capital Stock	30	30	575	84
Number of outstanding ordinary shares	49,318,860	49,318,860	880,659,899	880,659,899

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017 and 2018:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(661,210)	(1,834,243)	(2,281,333)	(332,400)
Net cash generated from / (used in) investing activities	9,341	(1,498,219)	(1,474,417)	(214,829)
Net cash (used in) / generated from financing activities	(133,001)	3,288,842	4,274,052	622,748
Effect of exchange rate changes on cash and cash equivalents	6,464	3,334	(9,278)	(1,352)
Net (decrease)/increase in cash and cash equivalents	(778,406)	(40,286)	509,024	74,167
Cash and cash equivalents at beginning of the year	1,110,665	332,259	291,973	42,542
Cash and cash equivalents at end of the year	332,259	291,973	800,997	116,709

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected.

Providing a differentiated and superior used car transaction experience for our customers, including both consumers and businesses, is critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

•                  our ability to improve our existing service offerings and upgrade our platform;

•                  our ability to meet the diverse needs of our customers with ongoing innovation and new service offerings;

•                  our ability to maintain and improve operating efficiency and service quality of our offline networks and personnel;

•                  our ability to leverage technology and data to improve our services;

•                  our ability to adequately train and manage our employees; and

•                  our ability to effectively ensure the quality of services provided by our third-party service providers on our platform.

We cannot guarantee that we can provide a differentiated and superior experience to our customers as our business continues to evolve. Our failure to do so would materially and adversely affect our business, financial condition and results of operations.

Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slow the growth of our customer base, which could harm our business, financial condition and results of operations.

Our reputation as a trusted transaction platform is critical to our success. If we fail to maintain a high level of customer trust in our services, our business, financial condition and results of operations could be materially and adversely affected.

We provide and work with third parties to provide many services through our platform, such as car delivery and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage our car delivery and warranty or other services, our business, financial condition and results of the operations would be adversely affected. Starting from December 2018, we have adopted a franchised model to complement our self-operated service centers in the effort to effectively expand our service centers across China. We currently have more than 1,300 service centers, among which more than 700 are operated by our third-party local partners. We provide trainings to our local partners and require them to operate the service centers in line with our operating and customer servicing standards. However, if these service centers fail to maintain a high level of performance consistent with our requirements, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of the operations may be adversely affected.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that cars listed on or sold through our platform by dealers or other sellers are defective, inconsistent with car information provided on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. The information we include in our car listings is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if auto dealers experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of these auto dealers and we may fail to maintain customer trust in our platform, which may adversely affect our business, financial condition and results of the operations.

We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors.

We face intense competition in the used car industry both online and offline. Our competitors may have significantly more resources than we do, including financial, technological, marketing and others and may be able to devote greater resources to the development and promotion of their platforms and services. As a result, they may have deeper relationships with auto dealers, auto financing partners and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We are currently subject to an ongoing unfair competition claim, and we have encountered and may in the future continue to encounter other disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, unfair competition laws and defamation which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We are exposed to credit risk as we provide guarantees to our third-party financing partners on all consumer auto loans facilitated through our 2C business and loans to selected dealers and consumers. Our current risk management system may not be able to accurately assess and mitigate all risks to which we are exposed, including credit risk.

We are exposed to credit risk as we are required to provide guarantees to our third-party financing partners on all consumer auto loans facilitated through our 2C business. We are also exposed to credit risk with respect to our dealer-oriented inventory financing product, Easy Loan program, and loans we provide directly to selected consumers using our own funds starting from late 2018. See “Item 4. Information on the Company—B. Business Overview—Our Platform and Services—Our 2C business —Consumer auto loan facilitation services” and “Item 4. Information on the Company—B. Business Overview—Business—Others.” The delinquency rates by loan balance as of December 31, 2016 for the used car loans that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.18%, 0.17%, 0.11% and 0.14%, respectively. The delinquency rates by the same measure were 0.68%, 0.40%, 0.22% and 1.37% as of December 31, 2017, and were 0.75%, 0.49%, 0.21% and 1.41% as of December 31, 2018, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Gains/(losses) from guarantee liability.” Consumers and dealers may default on their loans for a number of reasons including those outside of their or our control. We are also exposed to risk if users of our platform fraudulently apply for auto loans with no intent of repayment, often involving collusion between the buyer and seller where the transaction price for the car is fraudulently high or by faking identities and loan application materials. Such risks are exacerbated in consumer auto financing due to the relatively limited credit history and other available information of many consumers in China. Since the second quarter of 2018, we ceased the practice of collecting interest on behalf of the financing partners, which may impact our ability to recover the amount of interest and loan principal due in the event borrowers fail to repay.

The credit performance of the consumer auto loans facilitated through our platform directly affects the recognition of (losses)/gains from guarantee liability on the financial statements and our results of operations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Statements of Operations Items—Gains/(losses) from guarantee liability” We have experienced incidents that led to losses in the past. As of December 31, 2016, 2017 and 2018, our total guarantee liabilities were RMB76.3 million, RMB173.9 million and RMB321.3 million (US$46.8 million), respectively. The total outstanding principal balance of loans that we facilitated through our platform as of December 31, 2016, 2017 and 2018 reached RMB5.3 billion, RMB14.8 billion and RMB27.6 billion (US$4.0 billion), respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee. As of December 31, 2016, 2017 and 2018, we had paid a total amount of RMB14.4 million, RMB441.9 million and RMB810.3 million (US$117.9 million), respectively, to fulfill our guarantee obligations by repaying financing partners for defaulted loans, and we recorded RMB7.2 million, RMB252.6 million and RMB553.7 million (US$80.7 million) loan recognized as a result of payment under the guarantee, respectively, which was the amount we expected to recover from the borrowers.

In addition, we launched our loan facilitation service for new cars in the fourth quarter of 2016. As the loan facilitation business for new cars is still at an early stage of development, we have a limited track record with respect to the credit performance of such loans. The delinquency rate of loans for new cars may be higher than that of used car loans facilitated through our platform. We have taken a more prudent approach in selecting our customers for loans for new cars. As of December 31, 2018, the total outstanding principal balance of loans for new cars represented 12.4% of the total outstanding principal balance of auto loans. If we experience a significant increase in delinquency rate on loans extended through our platform, our results of operations, financial condition and liquidity would be materially and adversely affected.

We are not profitable and have negative cash flows from operations, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses of RMB1,392.9 million, RMB2,747.8 million and RMB1,538.3 million (US$224.1 million) in 2016, 2017 and 2018, respectively. In addition, we had negative cash flow from operating activities of RMB661.2 million, RMB1,834.2 million and RMB2,281.3 million (US$332.4 million) in 2016, 2017 and 2018, respectively. We expect to make significant investments including in sales and marketing, to further develop and expand our business and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may incur substantial losses and negative cash flow in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for used cars and our services, increasing competition, weakness in the automotive retail industry in general, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs proportionally in a timely manner because many of our costs are fixed. In addition, if we reduce our costs, we may limit our ability to acquire customers and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur significant losses in the future.

If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

Our business and prospects depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we intend to increase our penetration in existing markets and expand into new geographic markets. Our experience in the markets in which we currently operate may not be applicable to other parts of China. We may not be able to leverage our experience to expand into new geographic markets in China. As a result, our expansion and monetization strategies, including sales and marketing efforts designed to attract more users and businesses to use our services and thus maximize the conversion of consumers who are only using our transaction services into users of our other services, such as our loan facilitation services, may not be successful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as experience additional strain on our managerial resources. If we are unable to successfully expand and generate sufficient revenues to cover our increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, our rapid expansion may lead to new challenges and risks. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our growing number of employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

•                  effectively expand into new geographic markets;

•                  continue to improve our existing services;

•                  launch new services and develop cross-selling opportunities;

•                  stabilize our expenses and enhance our efficiency;

•                  recruit and retain skilled and experienced employees;

•                  strengthen relationships with our business partners;

•                  enhance our risk management and internal control;

•                  charge service fees from customers;

•                  upgrade our technology and continue to innovate; and

•                  maintain and enhance the network effects of our platform.

If we fail to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

We rely on a limited number of third-party financing partners to fund loans facilitated through our platform. Inability to maintain sufficient access to funding would materially and adversely affect our liquidity, business, results of operations and financial condition.

Revenues generated from our loan facilitation services accounted for 38.1%, 48.4% and 53.5% of our total revenues in 2016, 2017 and 2018, respectively. As of December 31, 2018, almost all of the funding for consumer auto loans facilitated through our platform was originated by our third-party financing partners. We had four financing partners in 2018, three financing partners in 2017 and two financing partners in 2016. In 2016, 2017 and 2018, our largest financing partner provided 95.5%, 51.9% and 56.3% of funding for used car loan facilitated through our 2C business, respectively. In 2016, 2017 and 2018, our second largest financing partner provided 4.5%, 26.7% and 42.4% of funding for used car loans facilitated through our 2C business, respectively. Our loan facilitation revenues attributable to our three largest financing partners in 2018 were RMB1,061.5 million (US$154.7 million), RMB672.6 million (US$98.0 million) and RMB15.6 million (US$2.3 million), respectively, or 59.8%,37.9% and 0.9% of our loan facilitation revenues in 2018, and our loan facilitation revenues attributable to our three financing partners in 2017 were RMB444.8 million (US$64.8 million), RMB281.5 million (US$41.70 million) and RMB218.1 million (US$31.8 million), or 47.1%, 29.8% and 23.1% of our loan facilitation revenues in 2017. See “Item 4. Information on the Company—B. Business Overview—Our Platform and Services—Our 2C Business—Consumer auto loan facilitation services.”

Because we only rely on a limited number of financing partners and there is no guarantee or commitment on the amount of auto loans our financing partners will fund through our platform, as the demand for our auto loans increases, there can be no assurance that our current third-party financing partners can meet the funding needs of consumer auto loans facilitated through our platform, or we can find additional financing partners, or our cooperation with new financing partners will meet our expectations. We have, in the past, terminated our collaboration with certain third-party financing partners and may in the future take similar measures. If we terminate our collaboration with the financing partners, we may be unable to find substitutes on commercially reasonable terms, or at all. As a result, we would experience a material adverse effect on our business and results of operations. In addition, some of our financing partners experienced liquidity constraints in the past and defaulted on funding the loans facilitated through our platform and there is no assurance similar event will not occur in the future. Under the arrangement with our financing partners, we prefund the consumer auto loans facilitated through our platform before we receive the corresponding funding from our financing partners. We record such prefunding to consumers as advance to consumers on behalf of financing partners. Outstanding advance to consumers on behalf of financing partners amounted to RMB521.9 million (US$76.0 million) as of December 31, 2018 and RMB827.4 million as of December 31, 2017, which was mainly attributable to the auto loans we facilitated for one of our financing partners due to its liquidity constraints. Furthermore, in the fourth quarter of 2017 and the first quarter of 2018, the same financing partner failed to meet its obligation to timely fund the auto loans it had already approved through our platform after we had prefunded the loans, which were eventually funded by alternative funding sources arranged by the financing partner. The aggregate amount of facilitated and prefunded loans that the financing partner failed to fund in the fourth quarter of 2017 and the first quarter of 2018 was RMB300 million and RMB231.0 million (US$33.6 million), respectively. The financing partner acknowledged that it was the legal lender to the borrowers, and was contractually obligated under its cooperation agreement with us to pay this entire amount, because all of these loans were approved by itself and advanced by us on its behalf. To mitigate its breach of agreement with us, the financing partner found an alternative funding source to fund these auto loans instead to fulfill its legal obligation to fund the loans, even though the financing partner, similar to our other financing partners, was not specifically required to find an alternative funding source under its agreement with us. We have been making efforts to diversify our funding sources and broaden our collaboration with more financing partners, including non-bank financing institutions. However, if similar incidents occur on a larger scale or more frequently, we cannot assure you that we and/or our financing partners will be able to arrange alternative funding source in time. In such cases, our capital and liquidity would be strained, which would be materially and adversely affect our business, results of operations and financial condition.

Our business is dependent upon dealers willing to transact on our platform. A reduction in the number of auto dealers on our platform would have a material adverse effect on our business, financial condition and results of operations.

Dealers buy and sell a large percentage of the used cars transacted on our platform. Failure to attract and retain a large number of auto dealers to our platform, whether because of vehicle supply shortage, competition, or other factors, would adversely affect our business, financial condition and results of operations. Although the number of auto dealers on our platform has been increasing, there can be no assurance that this trend will continue.

Maintaining a large number of auto dealers on our platform depends on a number of factors, including our ability to:

•                  reach a large number of potential buyers of used cars on our platform;

•                  maintain and expand relationships with existing dealers;

•                  develop new business relationships with dealers;

•                  increase or maintain the number of car listings on our platform;

•                  offer services to meet the needs of dealers; and

•                  enhance our service offerings by leveraging our technological capabilities.

There is no guarantee that we will be able to maintain and grow the number of auto dealers on our platform, and if we fail to do so, the number of quality listings and transactions on our platform would decline, and our business, results of operations and financial condition would be materially and adversely affected.

We work with third-party service providers. Actions of third-party service providers are outside of our control and could materially and adversely affect our business, financial condition and results of operations.

We work with third parties in providing many of the services offered on our platform, including delivery and fulfillment, title transfer, car repair, car collateral repossession and certain data services. We carefully select our third-party service providers, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We rely, in part, on our branding and marketing campaigns for customer acquisition and achieving higher levels of brand recognition. If we fail to conduct our sales and marketing activities effectively and efficiently, our business would be harmed.

We expect to continue to invest substantial financial and other resources on marketing and advertising to grow our customer base. We currently advertise through a combination of online and offline channels with the goal of driving more visitors to our mobile apps, websites and stores. We also engage brand ambassadors and launch campaigns to build brand awareness. We face intense competition from our competitors who may have greater marketing resources than we do. In 2016, 2017 and 2018, we spent RMB793.5 million, RMB2,203.1 million and RMB2,687.0 million (US$391.5 million) on sales and marketing initiatives, respectively. If we fail to conduct our sales and marketing activities effectively and efficiently, or if our marketing campaigns are not successful, our growth, results of operations and financial condition would be materially and adversely affected.

Negative coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

Negative news or media coverage of our business, our employees, our third-party service providers, our brand ambassador, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged fraudulent car listings, alleged misrepresentation by our sales consultants, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation.

Negative publicity about us or our auto financing partners, such as lack of proper qualification or licenses, inappropriate loan servicing and any failure to adequately protect consumers’ information, could harm our reputation. We outsource certain loan servicing functions to third parties, and although we impose contractual obligations on those third parties to comply with relevant law and regulations, we do not have complete control over the methods they use to carry out loan servicing. If they use inappropriate methods, including physical force, when collecting debt on our behalf, our reputation may be significantly damaged. Furthermore, any negative development in the financial services industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

Our limited operating history in certain of our services and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects.

We have limited operating history. Our 2B business began operations in 2011 and our 2C business began operations in 2015. We launched our used car auto financing services in 2015 and new car auto financing services in December 2016. We may also launch new financing products from time to time. We have also expanded our offline service network and infrastructure. Our limited operating history in some of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and the used car e-commerce industry in China continue to develop, we may adjust our service offerings or modify our business model. For example, we used to prepay consumer sellers on behalf of our 2B business buyers. From time to time, we prepaid more than the amount we received from buyers. We recognized revenue from this business on a net basis for the periods presented. We have adjusted our service model and payment arrangements with consumer sellers, so we no longer make upfront payment to them. We historically also provided inspection and other complementary services that enabled consumers to sell used cars through our 2B business. Starting in the second half of 2018, we have taken an alternative approach that connects these consumers with quality dealers on our platform without us providing inspection and other services directly. As a result, the GMV for our 2B business decreased by 12.1% from RMB17.4 billion in 2017 to RMB15.3 billion (US$2.2 billion) in 2018. Such adjustment may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

The fees we charge from transactions on our platform may fluctuate or decline in the future and any material decrease in such service fees would harm our business, financial condition and results of operations.

Most of our revenues are derived from the fees we charge from transactions on our platform, including transaction facilitation services and loan facilitation services in our 2C business, and transaction facilitation services in our 2B business. Maintaining and growing our revenues from transaction facilitation and loan facilitation service fees depends on a number of factors, including:

•                  our ability to deliver satisfactory used car transaction experience to our customers;

•                  our ability to attract buyers and sellers to our platform;

•                  the average unit price of used cars sold on our platform, which may continue to decrease as we expand our business by entering into lower-tier city markets;

•                  the average transaction facilitation and loan facilitation service fees that we charge per transaction, which is subject to market competition;

•                  our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

•                  fluctuation in interest rates, which may affect the demand for our loan facilitation services, and other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business and results of operations. For example, as we further expand our business by entering into lower-tier city markets, we have and may continue to experience decreases in average transaction facilitation and loan facilitation service fees that we charge per transaction, as the average unit price of used cars sold in those markets is typically lower than that of cars sold in tier-one and tier-two cities.

Differences between the estimated residual value of the car collateral and the realizable market prices for the collateral would materially and adversely affect our results of operations.

Our auto financing business relies on our ability to estimate the residual value of car collateral to manage credit risk in relation to the guarantee we provide to financing partners. Differences between the estimated residual value and the realized market price of the car collateral affect the recoverability of the defaulted auto loans facilitated through our platform. This in turn affect our credit risk exposure. The volatility in new and used car prices may impact the market prices and residual value of used cars. See “—Our business is also subject to risks related to China’s used car e-commerce industry, including industry-wide and macroeconomic risks.” Local government restrictions on cross-regional transfer of used cars may affect supply and demand, resulting in varied market value of used cars. Our data analytics capabilities may not be able to capture certain other factors that affect the residual value of a car. For example, the ways in which buyers drive or use the cars may vary from buyer to buyer, which could accelerate depreciation of used car values and significantly reduce the residual value of used cars. In the past we experienced incidents where the amount recovered from car collateral was less than our estimated residual value of the car. If the actual selling price is lower than our forecasted residual value of the car collateral, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to repossess the car collateral for delinquent loans facilitated through our platform or do so in a cost-effective manner or if our ability to collect delinquent loans is impaired, our business and results of operations would be materially and adversely affected. We may also be subject to risks relating to third-party debt collection service providers who we engage for the recovery and collection of loans.

Under our agreement with third-party financing partners, we guarantee the principal loan amount and the accrued and unpaid interest for all loans funded by these financing partners and facilitated through our platform. Therefore, failure to collect payment on the loans or to repossess the collateral may have a material adverse effect on our business operations and financial positions. Although auto loans facilitated through our platform are secured by the cars, we may not be able to repossess the car collateral when our customers default. Our measures to track the cars include installing GPS trackers on cars. We cannot assure you that we will be able to successfully locate and recover the car collateral. We have in the past failed to repossess some of the car collateral as the GPS trackers failed to function properly or had been disabled, and we cannot assure you that these incidences will not happen again the future. We also cannot assure you that there will not be regulatory changes that prohibit the installation of GPS trackers, or the realized value of the repossessed cars will be sufficient to cover our customers’ payment obligations. If we cannot repossess some of these cars or the residual values of the repossessed cars are lower than we expected and not sufficient to cover our customers’ payment obligation, our business, results of operations and financial condition may be materially and adversely affected.

Moreover, the current regulatory regime for debt collection in the PRC remains unclear. We aim to ensure our collection efforts carried out by our third-party service providers comply with the relevant laws and regulations in the PRC, and we have employed contractual measures to further ensure third-party service providers’ compliance with the law. However, we do not have complete control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or prohibition from using certain collection methods by the regulatory authorities. Any perception that our collection practices are aggressive and not compliant with the relevant laws and regulations in the PRC may result in harm to our reputation and business, decrease in the willingness of prospective borrowers to apply for and utilize our financing facilitation service, or fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Pursuant to relevant laws and regulations, as some of our PRC subsidiaries and VIEs used to provide vehicle maintenance services and were regarded as motor vehicle maintenance operators, these entities were required to obtain license for motor vehicle maintenance operation from the road transport administration. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Motor Vehicle Maintenance.” As of the date of this annual report these entities have not obtained all the requisite licenses, but we no longer provide motor vehicle maintenance services. Failure to obtain these licenses may result in enforcement actions, including orders issued by the relevant regulatory authorities requiring us to cease unlawful operations and adopt corrective measures including disposal of assets associated with such entities. Moreover, governmental authorities may also impose fines or require us to take other remedial actions and we may even incur criminal liability. Although we do not provide motor vehicle maintenance services any more, we cannot assure you that our prior operation will not be regarded by the governmental authorities as historical non-compliance, and imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

Certain of our PRC subsidiaries and VIEs used to engage in business activities that are not within their registered business scope. As of the date of this annual report, we are not aware of any action, claim, or investigation being conducted or threatened by the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC or its local branches with respect to such business activities. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted by the SAIC as “doing business beyond the business scope” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

In addition, pursuant to relevant laws and regulations, as some of our PRC subsidiaries and VIEs are regarded as operators of used car marketplaces and used car related business, these entities are required to complete filing with the Ministry of Commerce of the PRC, or the MOFCOM, at provincial level. Although we are in the process of preparing the filings, we may not be able to complete such filings in certain locations since the relevant authorities in those areas do not accept such filing application in practice due to the lack of local implementation rules and policies in such respects. We plan to submit our application as soon as the relevant governmental authorities are ready to accept our filing application. However, there is no assurance we will be able to complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restriction, which would have an adverse impact on our business and results of operations.

In addition, it is required by PRC laws and regulations for companies responsible for the construction projects to prepare environmental impact report, environmental impact statement, or environmental impact registration form based on the different level of potential environmental impact of the projects. The environmental impact reports (required if potentially serious environmental impact) and the environmental impact statements (required if potentially mild environmental impact) are subject to review and approval by the governmental authority and failure to satisfy such requirements may subject one to discontinuation of the construction projects, fines of 1% to 5% of the total investment in the projects or an order of restoration. The environmental impact registration forms (required if very little environmental impact where environmental impact assessment is not necessary) are required to be filed with competent authority and failure to satisfy such requirement may subject one to fines up to RMB50,000 (US$7,272). As of the date of this annual report, one of our PRC subsidiaries has been fined RMB25,000 (US$3,636) for absence of filing of the environmental impact registration form for its low-environmental-impact construction project. We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our transaction centers from time to time, could be recognized as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

Considerable uncertainty exists regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. Historically, some of our PRC subsidiaries have been fined due to late tax filings, although the amount of the fine was not significant. If we fail to complete, obtain, maintain or renew any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the illegal gains, imposition of fines and discontinuation or restriction of our operations. Any such penalties may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Our financing services may subject us to regulatory and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We provide loan facilitation services to finance consumers’ car purchases, and we also work with financing partners to provide inventory financing to dealers. The percentage of transactions financed by consumer auto loans facilitated by our 2C business was 45.5%, 44.5% and 46.1% of the total number of used car transactions on our platform in 2016, 2017 and 2018, respectively. PRC laws and regulations concerning financial services, including internet financial services, are evolving and the PRC government authorities may promulgate new laws and regulations in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations either now or in the future. For example, the risk assets of a PRC entity that conducts finance leasing business must not exceed 10 times its total net assets. In addition, PRC regulations stipulate that the amount of auto loans is capped at 80% of the purchase price for a self-use conventionally-powered new car, 85% for a self-use new energy vehicle, and 70% for a used car. Our financing partners are responsible for designing the financing products that we offer through the loan facilitation services on our platform. The financing products of our financial partners offered our platform may be deemed to exceed the stipulated cap on the loan amount relative to the car purchase price, in which case we may be required to make adjustments to our cooperation arrangements or cease to cooperate with these financing partners. If we are required to make adjustments to our auto loan facilitation business model or withdraw, discontinue or change some of our auto loan facilitation services, our business, financial condition and results of operations would be materially and adversely affected. In addition, if the financing products offered on our platform and our cooperation with financing partners were to be deemed as in violation of applicable PRC laws or regulations, our reputation would suffer.

Moreover, developments in the financial service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict online consumer financing or related facilitation services like those we offer. We may, from time to time, be required to adjust our arrangement with third-party financing partners, which could materially and adversely affect our business, results of operations, and financial condition. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

In August, 2017 the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$72,722) to RMB1,000,000 (US$145,444), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

We do not believe that the Financing Guarantee Rules apply to our used car loan facilitation business as we provide guarantees to our financing partners in connection with the consumer auto loans and such guarantees are not provided independently as our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business in violation of relevant PRC laws or regulations because of our current arrangements with certain financial institutions. See “Item 4. Information on the Company—B. Business Overview—Our Platform and Services—Our 2C business—Consumer auto loans facilitation services.” If the relevant regulatory authorities determine that we are operating financing guarantee business, we may be required to obtain approval or license for financing guarantee business to continue our collaboration arrangement with certain financial institutions. If we are no longer able to maintain our current arrangement with these financial institutions, or become subject to penalties, our business, financial condition, results of operations and prospects could be materially and adversely affected.

If data provided by borrowers and other third-party sources or collected by us are inaccurate, incomplete or fraudulent, the accuracy of our credit assessment could be compromised, customer trust in us could decline, and our business, financial position and results of operations would be harmed.

To the extent that loan applicants provide inaccurate or fraudulent information to us, or the data provided by third-party sources is outdated, inaccurate or incomplete, our credit evaluation may not accurately reflect the associated credit risks of borrowers. Among other things, we rely on data from external sources, such as government bureaus, to authenticate each applicant’s identity. These checks may fail and fraud may occur as we may fail to discover or reveal fake documents or identities used by fraudulent loan applicants. Additionally, once we have obtained a customer’s information, the customer may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) experience other adverse financial events, making the information we previously obtained inaccurate. We also collect car collateral location data by installing GPS trackers for loan monitoring purposes. The location data we collected may not be accurate. As a result, our ability to repossess the car collateral could be severely impaired. If we are unable to collect the loans we facilitated or repossess the car collateral due to inaccurate or fraudulent information, our results of operations and profitability would be harmed.

In addition, the data we include in our car listings is collected and updated by us. The data we collect and use for the car listings may not be accurate or complete due to human error, employee mistake and misconduct. We have received a penalty decision issued by the governmental authority in March 2018 and were fined RMB20,000 (US$2,909) for providing inconsistent car information on our platform. Our failure to ensure the accuracy and integrity of our data, regardless of its source, could lead to a decline in customer trust, impair our ability to evaluate credit risks and adversely affect our business, financial position and results of operations.

We depend on our proprietary technology for critical functions of our business. Failure to properly maintain or promptly upgrade our technology may result in disruptions to or lower quality of our services and our business, results of operations and financial condition may be materially and adversely affected.

We rely on our proprietary technology, including web and mobile portals, car inspection system, AI algorithms and VR technology for critical functions of our businesses. See “Item 4. Information on the Company—B. Business Overview—Technology.” Maintaining and upgrading our technology carry certain risks, including the risk of disruptions caused by significant design or deployment errors, delays or deficiencies, which has made and may continue to make our platform and services unavailable. We may also implement additional or enhanced technology in the future to accommodate our growth and to provide additional capabilities and functionalities. The implementation of new or enhanced technologies may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Additionally, our proprietary AI algorithms are based on data-driven analytics. If we do not have a large amount of data or the quality of data available to us for analysis is unsatisfactory, or if our algorithms have deficiencies, our proprietary AI algorithms may fail to perform effectively. If we fail to properly maintain or promptly upgrade our technology, our services may be disrupted or become of lower quality or unprofitable, and our results of operations and financial condition may be materially and adversely affected.

Our business is also subject to risks related to China’s used car e-commerce industry, including industry-wide and macroeconomic risks.

We operate in China’s used car market. We cannot assure you that this market will continue to grow rapidly in the future. Further, the growth of China’s used car industry could be affected by many factors, including:

•                  general economic conditions in China and around the world;

•                  the growth of disposable household income and the availability and cost of credit available to finance used car purchases;

•                  the growth of China’s automobile industry;

•                  the growth of China’s auto financing industry;

•                  taxes and other incentives or disincentives related to used car purchases and ownership;

•                  environmental concerns and measures taken to address these concerns;

•                  the cost of energy, including gasoline prices, and the cost of car license plates in various cities with license plate lottery or auction systems;

•                  the improvement of the highway system and availability of parking facilities;

•                  other government policies relating to used cars and auto financing in China;

•                  fluctuations in the sales and price of new and used cars;

•                  consumer acceptance of used cars and of online purchases of used cars;

•                  consumer acceptance of financing car purchases;

•                  ride sharing, transportation networks, and other fundamental changes in transportation pattern; and

•                  other industry-wide issues, including supply and demand for used cars, age distribution of cars, and supply chain challenges.

Any adverse change to these factors could reduce demand for used cars and hence demand for our services, and our results of operations and financial condition could be materially and adversely affected.

We collect, process, store, share, disclose and use personal information and other data, and any actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and results of operations.

We collect, process, store, share, disclose and use personal information and other data provided by consumers and our business partners. We also collect car collateral location data by installing GPS for loan monitoring purposes. Although we have spent significant resources to protect our user, car collateral related and transaction data against security breaches, our internal control mechanism may not be sufficient and our security measures may be compromised. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations.

There are numerous laws and regulations regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the NPC released the Internet Security Law, which took effect in June 2017. The Internet Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Internet Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. We are in the process of evaluating the potential impacts of the Internet Security Law on our current business practices. We strive to comply with applicable laws, regulations, policies, and legal obligations relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new or inconsistent ways and may conflict with other rules or our practices, or that new regulations may be enacted. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to consumers or other third parties or other privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, such as personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers and our business partners to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties that we work with violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn harm our reputation, business and results of operations.

In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry associations or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit the use of our platform and harm our business.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of third-party action, employee error, malfeasance or otherwise. While we have taken steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

We depend heavily on our management team and other key personnel to manage our business. If we fail to retain their services or to attract talents, our ability to run and grow our business could be severely impaired.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automobiles and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. The loss of the services of one or more of our senior executives or key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members.

Our business is susceptible to employee misconduct, improper business practices and other fraudulent conduct by or between our employees and third parties.

We rely on our employees to carry out our operating objectives. We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct inspections of vehicles, process large numbers of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors and mistakes on the part of our employees.

We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with customers and other third parties through our marketplace is governed by various PRC laws.

Although we provide periodic trainings to all our employees, it is not always possible to identify and deter misconduct or errors by employees, and the precautions we take to detect and prevent potential misconducts and human errors may not be effective in controlling risks or losses. If any of our employees take, convert or misuse funds, documents or data or fail to follow protocol when interacting with customers and among themselves, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. Our employees may also engage in improper business practices and other fraudulent conduct with third parties. As a result of these potential damaging activities, we could incur significant losses, which could have a material adverse effect on our results of operations and financial condition.

Failure to adequately protect our intellectual property and proprietary information could materially harm our business and operating results.

We believe our patents, trademarks, software copyrights, trade secrets, our brand and other intellectual property rights and proprietary information are critical to our success. Any unauthorized use of intellectual property rights and proprietary information could harm our business, reputation and competitive advantages. We rely on a combination of patent, trademark, trade secret and copyright law, our internal control mechanism, and contractual arrangements to protect our intellectual property.

Legal protection may not always be effective. Infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. Furthermore, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development. In the event that we have to resort to litigation and other legal proceedings to enforce our intellectual property rights, such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. There is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property.

We try, to the extent possible, to protect our intellectual property, technology, and confidential information by requiring our employees, third-party service providers, and consultants to enter into confidentiality and assignment of inventions agreements. Due to potential willful or unintentional conduct of personnel who have access to our confidential and proprietary information, these agreements and control measures may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property, or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property, or technology. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Failure to obtain or maintain trade secrets and/or confidential know-how protection could adversely affect our competitive position.

Competitors may adopt service names or trademarks similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. Our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and confidential know-how, and our financial position and operating results would be adversely affected.

We have been and may continue to be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and online businesses. We have devoted considerable resources to the development and improvement of our car inspection technology, big data and AI capabilities, VR technology, mobile applications, mobile sites and websites and information technology systems. We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, trademarks, copyrights or other intellectual property rights that they hold. Companies operating online businesses and provide technology-based services are frequently involved in litigation related to allegations of infringement of intellectual property rights. The validity, enforceability and scope of protection of intellectual property rights, particularly in China, are still evolving. We are currently subject to an ongoing trademark claim, and may in the future continue to be subject to intellectual property infringement claims from time to time. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

Defending against intellectual property claims is costly and can impose a significant burden on our management and resources, and favorable final outcomes may not be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and prospects.

We have been named as a defendant in six putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our third-party financing partners, or third-party providers of various services, including delivery and fulfillment service, title transfer service, car repair, car inspection equipment, loan servicing, car collateral repossession, and certain data services.

For example, we are subject to ongoing trademark, unfair competition and other proceedings in the PRC. These cases are still at preliminary stage, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of December 31, 2018 and do not believe that any of the intellectual property infringement claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Acquisitions, strategic alliances and investments could be costly, difficult to integrate, disrupt our business and adversely affect our results of operations and the value of your investment.

As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial asset or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•                  lack of suitable acquisition candidates;

•                  intense competition with other auction groups or new industry consolidators for suitable acquisitions;

•                  deterioration of our financial capabilities;

•                  difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•                  inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•                  difficulties in retaining, training, motivating and integrating key personnel;

•                  diversion of management’s time and resources from our normal daily operations;

•                  difficulties in successfully incorporating licensed or acquired technology and rights into our platform and service offerings;

•                  difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•                  difficulties in retaining relationships with customers, employees and third-party service providers of the acquired business;

•                  risks of entering markets in which we have limited or no prior experience;

•                  regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•                  assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•                  failure to successfully further develop the acquired technology or maintain acquired facilities;

•                  liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•                  potential disruptions to our ongoing businesses; and

•                  unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced service offerings and that any new or enhanced technology or services, if developed or offered, will achieve market acceptance or prove to be profitable.

We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.

Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline facilities, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. In addition, the convertible notes we issued in the total principal amount of US$175 million concurrently with our initial public offering will become due and payable in June 2019, and we may require additional capital to repay these debt obligations. However, additional funds may not be available when we need them on reasonable terms, or at all.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

•                  economic, political and other conditions in China;

•                  PRC governmental policies relating to bank loans and other credit facilities;

•                  PRC governmental regulations of foreign investment and the automobile industry in China;

•                  conditions of capital markets in which we may seek to raise funds; and

•                  our future results of operations, financial condition and cash flows.

If we are unable to obtain adequate financing or financing on satisfactory terms, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, results of operations, financial condition and prospects could be adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering in June 2018, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of adequate number of accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals. We are in the process of implementing a number of measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. Economic conditions in China are sensitive to global economic conditions. The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the expected exit of the United Kingdom from the European Union. The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over events in North Korea, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. If the Chinese and global economic uncertainties persist, the number of transactions facilitated through our platform may decrease. Adverse economic conditions could also reduce the number of qualified borrowers seeking auto financing on our platform, as well as their ability to repay the auto loan payments. Should any of these situations occur, the number of customers transacting on our platform, the amount of loans facilitated through our platform and our net revenues would decline, and our business, financial condition and results of operations will be adversely and materially affected. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to pursue or consummate strategic alliances. See “—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.”

The current trade war between the U.S. and China may dampen economic growth in China and adversely affect our business, financial condition and results of operations.

The U.S. government has recently imposed, and has recently proposed additional tariffs on specified products imported from China. In response, China has also imposed and proposing additional tariffs on specified products imported from the U.S. On September 17, 2018, the U.S. announced the imposition of a 10% tariff on US$200 billion of imports from China to the U.S. to be effective September 24, 2018. In January 2019, the 10% tariff was scheduled to increase to 25%. The U.S. government has agreed to postpone the tariff increase to March 2019 in order to allow time for the U.S. and Chinese governments to further negotiate on trade matters. We cannot assure you that the negotiations will result in an agreement between the two countries, or that the proposed tariffs will not be imposed even if an agreement will be reached.

Although we are not currently subject to any of these tariff measures, the proposed tariffs may adversely affect the economic growth in China and the financial condition of our customers. With the potential decrease in the spending powers of our target customers, we cannot guarantee that there will be no negative impact on our operations. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may result in global economic turmoil, which may adversely affect our business, financial condition and results of operations.

Allegations or lawsuits against us or our management and related negative publicity may harm our reputation and have a material and adverse impact on our business operations and the trading price of our ADSs.

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. For example, a report was published on April 16, 2019 making various allegations about us, and we responded publicly stating the allegations are unfounded. Any such allegation or lawsuit, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management, or failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, could harm our reputation and distract our management from our daily operations. Allegations or lawsuits against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our ability to attract used car buyers and sellers  and hence our business operations, and cause the trading price of our ADSs to decline and fluctuate significantly.

We may continue to be the target of adverse publicity and detrimental conduct against us, including complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, and regulatory compliance. We may be subject to government or regulatory investigation or inquiries, or shareholder lawsuits, as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

Our financial partners and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan facilitation services providers, consumer finance marketplaces or online transaction platform to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited business, disruption or litigation insurance coverage.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for limited property insurance coverage, we do not maintain general business liability, disruption or litigation insurance coverage for our operations in China. We consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all.

We have granted, and may continue to grant, options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018 and November 2018 and which we refer to as the 2018 Second Amended and Restated Share Incentive Plan, or the Amended and Restated Plan, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 102,040,053 ordinary shares. For example, in 2016, we recorded share-based compensation expense of RMB226.4 million for issuance and grant of 19,985,520 ordinary shares to our management in April 2016. In September 2017, one of our preferred shareholders transferred certain number of preferred shares to Gao Li Group, which is controlled by Mr. Kun Dai, the chairman of our board of directors and chief executive officer. The difference between the transfer price and the fair value of preferred shares transferred was RMB137.7 million and was recognized as compensation expense to Mr. Kun Dai in September 2017. In May 2018, we granted 17,742,890 restricted shares to Mr. Kun Dai, which became vested immediately upon completion of our initial public offering in June 2018, and we recorded share-based compensation expense of US$93.8 million (equivalent to RMB620.4 million) in general and administrative expenses. For the years ended December 31, 2016, 2017 and 2018, we recorded an aggregate of RMB226.4 million, RMB165.9 million and RMB1,052.0 million (US$153.3 million), respectively, in share-based compensation expenses. As of December 31, 2018, the fair value of vested and nonvested options granted to employees and management amounted to RMB190.2 million (US$27.7 million) and RMB164.9 million (US$24.0 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

Our business is dependent on the performance of the internet and mobile internet infrastructure and telecommunications networks in China, which may not be able to support the demands associated with our growth.

Our internet businesses are heavily dependent on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. We use the internet to deliver services to our customers, who access our websites and mobile apps on the internet.

We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. Surges in internet traffic on our platform, regardless of the cause, may seriously disrupt services we provide through our platform and in-store or cause our technology systems and our platform to shut down. If we experience technical problems in delivering our services over the internet either at national or regional level or system shut downs, we could experience reduced demand for our services, lower revenues and increased costs. Consequently, our business, results of operations and financial condition would be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our business is subject to quarterly fluctuations and unexpected interruptions.

We have experienced, and expect to continue to experience, quarterly fluctuations in our revenues and results of operations. Our revenues trends are a reflection of consumers’ car purchase patterns. The holiday period following the Chinese New Year is usually in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these quarterly fluctuations may become more pronounced.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC subsidiaries are currently considered foreign-invested enterprises. Currently, our main websites are operated and our main business are run by our wholly-foreign-owned enterprises, or WFOEs, while our VIEs hold the title of a number of intellectual properties, operate certain of our websites and conduct certain of our business. Our WFOEs have entered into a series of contractual arrangements with our VIEs and their respective shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of JunHe LLP, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there is substantial uncertainty regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses and other licenses and permits of our VIEs;

•                  discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOEs and our VIEs;

•                  imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;

•                  restricting or prohibiting our use of the proceeds of our initial public offering and the concurrent private placement of convertible notes to finance our business and operations in China; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in adverse effect on our ability to conduct certain part of our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have an adverse effect on our financial condition and results of operations.

We have entered into contractual arrangements with our VIEs and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have entered into contractual arrangements with our VIEs and their shareholders to conduct certain aspects of our businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their respective shareholders of their obligations under the contracts to exercise control over our VIEs. However, the shareholders of our consolidated VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Our business may be significantly affected by the draft Foreign Investment Law and the newly adopted Foreign Investment Law.

In January 2015, MOFCOM published a draft Foreign Investment Law, the 2015 Draft FIL, for soliciting public comments. At the same time, MOFCOM published an accompanying explanatory note of the 2015 Draft FIL, illustrating legislative philosophy and principles of the 2015 Draft FIL. One of the core concepts of the 2015 Draft FIL is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or foreign controlled. This determination requires consideration of the nature of the investors that exercise control over the entity. “Chinese investors” are individuals who are PRC nationals, PRC government agencies and any domestic enterprise controlled by PRC nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. Under the 2015 Draft FIL, variable interest entities that are controlled via contractual arrangement would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. The 2015 Draft FIL proposes significant changes to the PRC foreign investment legal regime and, when implemented, may have a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

MOFCOM solicited comments on the 2015 Draft FIL, but no new draft has been published since then. There is substantial uncertainty with respect to the final content, interpretation, adoption timeline and effective date of the 2015 Draft FIL. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Subsequently, in December 2018, the Standing Committee of the National People’s Congress published a draft Foreign Investment Law and the National People’s Congress adopted the Foreign Investment Law, or the 2018 FIL on March 15, 2019. The 2018 FIL will come into effect on January 1, 2020. The 2018 FIL does not comment on contractual arrangement with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. In addition, the concept of “de facto control” and related provisions as proposed in the 2015 Draft FIL are not included in the 2018 FIL. However, it is not explicit whether the 2018 FIL supersedes the 2015 Draft FIL in its entirety.

Both the 2015 Draft FIL and the 2018 FIL grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2018 version). Both the 2015 Draft FIL and the 2018 FIL provide that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries.

Since the 2018 FIL is relatively new, uncertainties exist in relation to its implementation and interpretation and there can be no assurance that variable interest entities controlled via contractual arrangements would not be interpreted as foreign investment activities in future practice or legislation. There can be no assurance as to when and whether the 2015 Draft FIL will be officially promulgated, or assurance as to whether our current corporate structure will be considered “Chinese-controlled” under the scheme of the 2015 Draft FIL. In the event that our variable interest entity contractual arrangements under which we operate our business are not treated as a domestic investment and our operations are classified in the “restricted” or “prohibited” industry in the “negative list”, such variable interest entity contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of such business.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of each of our VIEs as its nominee shareholders because although they remain the holders of equity interests on record in each of our VIEs, pursuant to the terms of the relevant power of attorney, each such shareholder has irrevocably authorized our WFOEs to exercise his, her or its rights as a shareholder of the relevant VIE.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur additional costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of these contractual arrangements are governed by and interpreted in accordance with PRC law, and disputes arising from these contractual arrangements between us and our variable interest entity will be resolved through arbitration in China. These disputes do not include claims arising under the United States federal securities law and thus the arbitration provisions do not prevent our shareholders from pursuing claims under the United Sates federal securities law. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn (i) increase its tax liabilities without reducing our WFOEs’ tax expenses and (ii) limit the ability of our PRC companies to continue to enjoy preferential tax treatment and other financial incentives. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Although our VIEs generate only a limited portion of our total income and incur limited costs and expenses among our PRC companies, our financial position could be adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

In addition, if for any reason we need to cause the transfer of any of the nominee shareholders’ equity interest in any of our VIEs, we might be required to withhold and pay individual income tax on behalf of the transferring shareholder who is an individual, on any capital gain deemed to have been realized by such shareholder on such transfer.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise out of the dual roles of the individual who is an officer of our company and a shareholder and director of our VIEs, as well as the entity who is both an affiliate of a shareholder of our company and shareholder of our VIEs. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets including intellectual property, license, permits and premise. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including, but not limited to, the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such changes could also adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always consistent and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the used car e-commerce industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating our industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates for our business operations may materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the used car service industry and online transaction platform industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict used car e-commerce marketplaces like ours, which could materially and adversely affect our business and results of operations.

In addition, our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. Any changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. For example, MOFCOM published a discussion draft of the proposed Foreign Investment Law on January 19, 2015, aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, together with their implementation rules and ancillary regulations. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. “Control” is broadly defined in the draft Foreign Investment Law to cover the following summarized categories: (i) holding directly or indirectly 50% or more of the equity interest, assets, voting rights, or similar equity interest of the subject entity; (ii) holding directly or indirectly less than 50% of the equity interest, assets, voting rights or similar equity interest of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders’ meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial, staffing and technology matters, or other key aspects of business operations. The draft Foreign Investment Law specifically provides that entities established in China, but ultimately “controlled” by foreign investors, will be treated as foreign-invested enterprises. If a foreign-invested enterprise proposes to conduct business in an industry subject to foreign investment restrictions, the foreign-invested enterprise must go through market entry clearance by MOFCOM before being established. According to the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors, and accordingly would be subject to restrictions on foreign investments. However, the draft Foreign Investment Law does not address what actions will be taken with respect to the existing companies with a VIE structure. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. Substantial uncertainty exists with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfer, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business.

Government policies on automobile purchases and ownership may have a material impact on our business due to their influence on consumer behaviors. Since 2009, the PRC government has changed the vehicle purchase tax on automobiles with 1.6 liter or smaller engines several times. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles designated on certain catalogs will be exempted from vehicle purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy automobiles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile retail transactions in China. It is possible that automobile retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and postpone purchase decisions in the absence of new incentives. If automobile retail transactions indeed decline, our revenues and results of operations may be materially and adversely affected.

Some local governmental authorities issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, Beijing municipal authorities adopted regulations and implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Guangzhou municipal authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. In addition to the quantity control of automobiles, some local governmental authorities have also adopted environmental protection policies and regulations in recent years, pursuant to which an automobile, failing to meet certain environmental protection requirements or standards, will not be able to obtain the license plate issued by relevant local governmental authorities.

As some used cars cannot meet the environmental protection standards required in some regions, the above policies and regulations may restrict or adversely impact the cross-region transactions of such used cars. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automobile industry, which in turn may have a material adverse impact on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

The laws and regulations governing the online consumer finance industry in China are evolving rapidly. If any of our business practices is deemed to violate any PRC laws or regulations, or if our arrangements with financing partners are adjusted, we may have to change our business model, and our business, financial condition and results of operations would be materially and adversely affected.

Our financing partners provide most of the funding for the consumer auto loans facilitated through our platform, while we provide loan facilitation services to both consumers and our financing partners. We guarantee full repayments of all consumer auto loans facilitated through our platform to third-party financing partners and post security deposits to the financing partners. Depending on our specific arrangements with each financing partner, once a loan is in default, we may be obligated to pay the financing partner any outstanding payments and penalty fees, or pay the financing partner out of our own funds for the remaining loan balance and any other payments due to the financing partner. We charge consumers loan facilitation fees for our loan facilitation services.

The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business, or Circular 141, in December 2017 to regulate “cash loans” related business. The Circular 141 specifies the features of “cash loans” as follows: loans are extended without relying on any consumption scenario in connection with sales of goods; the terms of the loans do not specify the use of loan proceeds; there is no qualification requirement on the part of customers; and the loans are unsecured. Given that the consumer auto loans facilitated through our platform are based on real consumption scenarios with specified use and the majority of the loans are secured with the car collateral, we believe they should not be deemed as “cash loans” under Circular 141, and thus our loan facilitation services through our platform are not subject to the regulation of Circular 141.

However, as the Circular 141 has been issued very recently and the laws and regulations governing the online consumer finance industry in China are evolving rapidly, there are substantial uncertainties regarding the interpretation and application of the regulations. Accordingly we cannot rule out the possibility that the PRC regulatory authorities may take a view that is contrary to ours and view the consumer auto loans facilitated through our platform as “cash loans” and the guarantees for the consumer auto loans as credit enhancement service. The Circular 141 prohibits a financial institution participating in the “cash loan” business from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, and requires a financial institution to ensure its service providers in “cash loan” business will not charge any interest or fees from borrowers.

Therefore, in the event that the consumer auto loans facilitated through our platform are deemed as “cash loans” under the Circular 141, we may be required to obtain qualification to provide guarantee to third-party financing partners for the consumer auto loans facilitated by us, and our financing partners may choose to terminate or modify their contractual or business arrangements with us. Moreover, developments in the PRC online consumer finance industry may lead to further changes in relevant PRC laws, regulations and policies, which may adversely affect our loan facilitation business. If the relevant regulatory authorities determine that the Circular 141 is applicable to the auto finance industry and our business is deemed to be in violation of Circular 141, or if our arrangements with financing partners are adjusted, we may have to significantly change our business model, which would materially and adversely affect our results of operations and financial condition.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites and mobile apps.

China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in sanctions or penalties such as revocation of licenses to provide internet content and other licenses, the shut-down of the concerned websites or mobile apps, and reputational harm. A website or mobile apps operator may also be held liable for censored information displayed on or linked to its website or mobile apps. We may be subject to potential liability for certain unlawful actions of users of our platform or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our consumer base. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our overseas and cross-border investment activities. If our PRC resident and enterprise shareholders fail to make any applications and filings required under these regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the previous SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

In August 2014, MOFCOM promulgated the Measures for the Administration of Overseas Investment, and the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that is not sensitive is required to be filed with MOFCOM and the NDRC or their local branch.

Mr. Kun Dai, who indirectly holds our shares through SPVs and who is known to us as a PRC resident, has completed the applicable foreign exchange registrations to the extent acceptable by SAFE in accordance with SAFE Circular 75 and SAFE Circular 37. We cannot assure you, however, that Mr. Kun Dai will continue to make required filings or updates in a timely manner, or at all. Moreover, we can provide no assurance that we are or will in the future continue to be informed of the identities of all PRC residents and PRC enterprises holding direct or indirect interest in our company, and even if we are aware of such shareholders or beneficial owners who are PRC residents or PRC enterprises, we may not be able to compel them to comply with SAFE Circular 37 and outbound investment related regulations, and we may not even have any means to know whether they comply with these requirements. Any failure or inability by such individuals or enterprises to comply with SAFE and outbound investment related regulations may subject such individuals or the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on our ability to distribute or pay dividends.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. Due to the complexity and constantly changing nature of the foreign exchange and outbound investment related regulations as well as the uncertainties involved, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

Also, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise, if (i) it is concerned with certain industries, (ii) such transaction involves factors that have an impact on the national economic security, or (iii) such transaction may lead to a change in control of a domestic enterprise that holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

In addition, PRC national security review rules, i.e. Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in September 2011 and Notice of the General Office of State Council on Establishment of Security Review System Pertaining to Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective in March 2011, require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish interpretations contrary to our understanding or broaden the scope of the security review in the future.

Moreover, the Administrative Measures for Enterprises’ Overseas Investment, or the Overseas Investment Rules, adopted by the NDRC on December 26, 2017 and will become effective on March 1, 2018, stipulates that for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million and the target project is non-sensitive, then the overseas investment project will require filing, instead of approval, with the local branch of the CSRC where the enterprise itself is registered. Although the NDRC has deregulated on overseas investment to certain extent, we are still subject to the procedures required by the NDRC before any of our PRC subsidiaries can conduct any overseas investment activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—M&A Rules and Overseas Listings.”

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our VIEs, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our VIEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Besides SAFE registration, loans to our VIEs may also need to be filed with the NDRC or its local branches. Capital contributions to our PRC subsidiaries must be approved by or filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entity requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from our initial public offering and the concurrent private placement of convertible notes or any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. As the foreign exchange related regulatory regime and practice are complex and still evolving and involve many uncertainties, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange circulars and rules, or that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and VIEs that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and VIEs use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures.

In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations when our company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 (US$43,634) for entities and up to RMB50,000 (US$7,272) for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Stock Incentive Plans.”

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation (“SAT”), if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority.

We are a Cayman Islands holding company and we have 3 Cayman Islands subsidiaries, 3 British Virgin Islands subsidiaries, and 6 Hong Kong subsidiaries which in turn hold controlling equity interest of 34 PRC subsidiaries. If we and our Cayman and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

In addition to the uncertainty as to the application of the “resident enterprise” classification, we cannot assure you that the PRC Government will not amend or revise the taxation laws, rules, and regulations to impose stricter tax requirements, higher tax rates, or retroactively apply the EIT Law. If such changes occur or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial conditions.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Public Notice 7 or Bulletin 37, or both. We have not filed certain filings under SAT Notice 7 filings for some of our historical share transfers and restructurings. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Public Notice 7 and Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Public Notice 7 and Bulletin 37, or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the PRC accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, during a period of four years starting from the settlement date, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The enforcement of stricter advertisement laws and regulations in the PRC may adversely affect our business and our profitability.

In April 2015, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, effective on September 1, 2015 and amended on October 26, 2018. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, functions, place of production, uses, quality, specification, ingredient, price, producer, term of validity, sales condition, and honors received, among others, or the service’s contents, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations, or other information have been used as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations On Advertisement” for further details.

Our current marketing relies on advertising, via both online and offline channels. The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the SAIC. If any of the advertisements that we publish is deemed to be a “false advertisement” by the SAIC or its local branch, we could be subject to various penalties, such as discontinuation of publishing the target advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement. Some of our outdoor advertisements has historically been deemed as giving misstatement, resulting in fines by the local SAIC. The amount of the fine was not significant. We cannot assure you that the advertisement we publish in the future will not be subject to further penalties. And any such penalties may disrupt our business and our competition with competitors, which could affect our results of operations and financial conditions.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause a significant disruption to our business.

As to most of our leased properties, we are not provided with sufficient property title certificates or other supporting documents to prove the legitimate possession of the leased properties by the lessors. Our lease agreements therefore may not be enforceable, our rights as the lessee could be challenged by third parties and we may be forced to relocate if the lessors do not have legitimate rights upon the properties. We cannot assure you that such defects could be cured in time, or at all, and our business may be significantly disrupted with additional costs and expenses if we have to relocate.

Some of our leases have expired or will expire soon. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. Moreover, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operations could adversely affect our business and operations.

Most of our lease agreements have not been registered with relevant governmental authorities. Failure to register the lease agreement will not affect its effectiveness between the lessor and the lessee, but such defectiveness may subject us to administrative fines, which will have a negative impact upon our financial results.

Although the planned purpose of certain of our leased properties is for residence only, we lease from our lessors for purpose of business. Pursuant to relevant laws and regulations, if our lessors have not obtained the consent of the owners of other properties in the same building in advance, the other owners may request our lessors to remove the impairment and compensate for their damages. Under such circumstances, our lessors may force us to relocate and our business will be interrupted.

We have been and may in the future be involved in legal and administration proceedings initiated by government authorities, property owners or any other third parties regarding our leasehold interests in or use of such properties. We cannot assure you that we can successfully defend ourselves against those claims or that our use of such leased properties will not be challenged in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may be required to register our business premises outside of our registered residence addresses as branch offices under PRC law.

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the SAIC where the business premise is located to set it up as branch office and obtain business license. We currently have set up more than 1,300 service centers operated by ourselves or our third-party local partners in China, among which more than 600 are operated by ourselves. We have not been able to complete the registration or establish branch offices for each of business premise operated by ourselves, and some of our service centers have been fined for such violation by the governmental authority as a result. The amounts of the fines were not significant. We have been making continual efforts to register and set up branch offices nationwide for our newly opened business premise and we cannot assure you that all required registration can be completed in a timely manner, due to the rapid growth of our business across the country and complex procedural requirements of governmental authority. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation and our business, results of operations and financial condition could thus be adversely affected.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on Nasdaq on June 27, 2018, the trading price of our ADSs has ranged from US$2.81 to US$10.49 per ADS in 2018. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  actual or anticipated fluctuations in our quarterly results of operations;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new service offerings, solutions and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  conditions in China’s used car market and used car consumer financing market;

•                  changes in the operating performance or market evaluations of other used car e-commerce platforms;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  short seller reports that make allegations against us or our affiliates, even if unfounded;

•                  potential litigation or regulatory investigations; and

•                  general economic or political conditions in China or elsewhere in the world.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

We have been named as a defendant in six class action lawsuits, which could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. See “—Risks Related to Our Business and Industry—We have been named as a defendant in six putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” and “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our proposed dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or any entity which is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares to any person that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, or (iii) of Mr. Kun Dai ceases to be the ultimate beneficial owner of any outstanding Class B ordinary shares.

As of February 28, 2019, Mr. Kun Dai, the beneficially owner of all our issued Class B ordinary shares, beneficially owned 40.2% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have recently announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. As of February 28, 2019, we had 880,678,805 ordinary shares outstanding, comprising of (i) 839,868,944 Class A ordinary shares (excluding the 23,501,589 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 40,809,861 Class B ordinary shares. Among these shares, 408,888,072 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 93,170,300 Class A ordinary shares that represent approximately 10.6% of our share capital as of February 28, 2019 in favor of third-party lenders in connection with certain loans in an aggregate principal amount of approximately US$213.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings and which will become due and payable in June, November and December 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnote (1).” Subsequent to our initial public filing, the loan agreements with the third-party lenders were amended to add margin call provisions and top-up requirements regarding our shares. If any lender enforces its security interests in such pledged shares upon an event of default, triggering of the margin call and top-up requirements or other circumstances, or any borrower needs to use the pledged shares to repay the loan, the pledged shares may be sold on the public market. For example, in connection with a loan in the principal amount of US$100.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and Cathay Rong IV Limited as lender, Cathay Rong IV Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 57,045,450 Class A ordinary shares were transferred to Cathay Rong IV Limited. Cathay Rong IV Limited may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnotes (7) and (10).” We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited, and other entities affiliated with Mr. Dai which hold Class A ordinary shares, Mr. Dai beneficially owned an aggregate of 40.2% of the total voting power of our company as of February 28, 2019. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies.

Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADS.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares represented by your ADSs. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. Under our memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying shares represented by your ADSs are voted and you may have no legal remedy if the underlying shares represented by your ADSs are not voted as you requested.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. In addition, the JOBS Act provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new and revised accounting standards. Although we have adopted all the new accounting standards that have become effective so far, we intend to take advantage of the extended transition period for complying with new or revised accounting standards in the future. If we elect not to comply with such auditor attestation requirements or take advantage of other exemptions permitted under the JOBS Act, our investors may not have access to certain information they may deem important and our financial statements may not be comparable to companies that comply with public company effective dates for new and revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we do not plan to “opt out” of such exemptions afforded to an emerging growth company.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country practice as our audit committee consists of two independent directors. We also relied on home country practice in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval.  However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill associated with active business activity is taken into account as a non-passive asset.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements. If it was determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Even assuming that we are the owner of the VIEs for U.S. federal income tax purposes, it is possible that certain portions of our income from and assets used to generate our loan facilitation revenue may be treated as passive under the PFIC provisions. In such event, based on our current and expected income and assets and the market value of our ADSs, it is possible that we could be a PFIC for the taxable year ending December 31, 2018 or in the foreseeable future. Based on our interpretation of the facts and the applicable law, we do not presently believe this to be the case. Nevertheless there are uncertainties regarding the nature of parts of our income and the application of the law to those facts, and it is therefore possible that the Internal Revenue Service (the “IRS”), may challenge our classification of certain portions of our income and assets as non-passive. Accordingly, no assurances can be given that we are not a PFIC for the taxable year ending December 31, 2018 and will not be a PFIC in the current or future taxable years. Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs and Class A ordinary shares, may cause us to become a PFIC for future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where certain portions of our loan facilitation revenue or revenue from other activities that produce passive income increase relative to our revenue from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

Item 4.                                 Information on the Company

A.                                    History and Development of the Company

We commenced operations in August 2011 through Youxin Internet (Beijing) Information Technology Co., Ltd., or Youxin Hulian, to conduct used car auctions and other transaction related services.

In December 2011, we incorporated Uxin Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Uxin Limited established a wholly-owned subsidiary in Hong Kong, Uxin Hong Kong Limited. In June 2012, in connection with our Series A financing, Uxin Hong Kong Limited established a wholly-owned subsidiary in China, Youxinpai (Beijing) Information Technology Co., Ltd., referred to as Youxinpai or one of our WFOEs. Since its incorporation, Youxinpai has established and acquired several wholly-owned subsidiaries, among which are Youhan (Shanghai) Information Technology Co., Ltd., or Youhan, and Baogu Automobile Technology Services (Beijing) Co., Ltd.

In July 2014, we established Perfect Harmony Group Limited, a wholly-owned subsidiary of Uxin Limited. In April 2015, Perfect Harmony Group Limited acquired certain of the equity interests in Fairlubo Auction Company Limited and as of the date of this annual report it holds 85.88% of the equity interests therein on a fully diluted basis after taking into account the equity incentive plan of Fairlubo. Fairlubo Auction Company Limited established Fairlubo Auction HK Company Limited, which in turn established a wholly-owned subsidiary, Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., referred to as Youxin Lubao or one of our WFOEs. In June 2018, Fairlubo Action Company Limited, through its affiliate, acquired 100% of the equity interest of Zhejiang Dongwang Internet Technology Corporation and a portion of the consideration for the acquisition was paid in 20,225,145 ordinary shares of Fairlubo Action Company Limited with par value US$0.0001 per share.

In November 2014, we established UcarShow Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarShow Holding Limited established UcarShow HK Limited in Hong Kong. In January 2015, we established Uxin Used Car Limited, and in February 2015, UcarShow Holding Limited transferred all the interests it held in UcarShow HK Limited to Uxin Used Car Limited. In March 2015, UcarShow HK Limited established a wholly-owned subsidiary, Yougu (Shanghai) Information Technology Co., Ltd, or Yougu. Yougu acquired Youzhen (Beijing) Business Consulting Co., Ltd. from Youxinpai in September 2016.

In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, which was incorporated in Hong Kong. GloryFin International Group Holding Company Limited has three wholly-owned subsidiaries, Kai Feng Finance Lease (Hangzhou) Co., Ltd., or Kaifeng, Youqin (Shanxi) Finance Lease Co., Ltd., and Boyu Finance Lease (Tianjin) Co., Ltd.

In November 2014, we established UcarBuy Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarBuy Holding Limited established UcarBuy HK Limited, which established a wholly-owned subsidiary, Youxin (Shanghai) Used Car Business Co., Ltd., which we refer to as Youxin Shanghai.

Youxinpai, Yougu and Youxin Lubao later entered into a series of contractual arrangements with Youxin Internet (Beijing) Information Technology Co., Ltd., Youxin Yishouche (Beijing) Information Technology Co., Ltd., and Beijing Fengshun Lubao Vehicle Auction Co., Ltd., respectively, referred to as Youxin Hulian, Yishouche and Fengshun Lubao or, collectively, our VIEs, and their respective shareholders.

Youhan currently operates the website www.youxinpai.com and mobile apps for our 2B business. Youhan has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce). Yougu operates the website www.xin.com and mobile apps for our 2C business. Yougu has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce). We currently conduct our consumer auto loan facilitation services in China through our wholly owned subsidiary Kaifeng and other wholly-owned onshore subsidiaries. We have recently established Youqin (Shanxi) Finance Lease Co., Ltd. to conduct our auto loan facilitation business. We conduct salvage auction services primarily through our VIE, Fengshun Lubao, its wholly-owned subsidiaries and our WFOE, Youxin Lubao.

On June 27, 2018, our ADSs commenced trading on Nasdaq under the symbol “UXIN.” We raised from our initial public offering US$204.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

B.                                    Business Overview

We are the largest used car e-commerce platform in China in terms of the number of transactions facilitated in 2018, according to iResearch. As the destination for online used car transactions in China, we make it possible for consumers to buy cars from dealers, and for dealers to buy cars from other dealers and consumers, through an innovative integrated online and offline platform.

Our mission is to enable people to buy the car of their choice. Both consumers and businesses in China face significant challenges in buying and selling used cars, such as access to a limited number of vehicles, incomplete and unreliable information about vehicles, and complex transaction processes. Our platform addresses these issues by enabling consumers and businesses to discover, evaluate and transact in used cars throughout China, providing a reliable and one-stop transaction experience. Our platform consists of two highly synergistic businesses:

•                  Uxin Used Car (  ): our 2C business catering to consumer buyers, primarily provides consumers with nationwide selection of used cars, customized car recommendations, standardized reports of car conditions, financing, title transfer, delivery, insurance referral, warranty and other related services; and

•                  Uxin Auction (  ): our 2B business catering to business buyers, primarily provides businesses with a comprehensive suite of solutions, helping them source vehicles, optimizing their turnover and facilitating transactions among dealers of different sizes across China.

We have transformed used car commerce in China through our innovative integrated online and offline approach that addresses each step of the transaction and covers the entire value chain. Our highly scalable online platform allows sellers to reach a broad audience and ensures that users have access to an extensive nationwide selection of used cars. Our offline infrastructure allows us to provide services that are important to enabling transactions, such as the inspection, title transfer and delivery of vehicles, in-person consultation and other after-sale services. In particular, our inspection capabilities allow us to collect proprietary data, images and videos of vehicles and generate accurate car condition reports that allow for standardized comparisons, which are crucial to our users’ online purchase decision-making processes. With a significant amount of data on buyers, sellers, vehicles and transactions on our platform, we are able to continue to innovate and improve our services to meet the varied needs of our users. Together, our services provide users with the superior experience and peace of mind that our brand embodies in fact our name—Uxin (  ) translates to quality and trust in Chinese.

Our comprehensive services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, an extensive service network and unique transaction enabling capabilities.

•                  Data and Technology: Our patented and industry-leading car inspection system, Check Auto (  ), provides a comprehensive overview of a used car’s condition, while our AI- and big data-driven Manhattan pricing engine evaluates a car’s condition and provides buyers and sellers with pricing insights. Our Manhattan pricing engine also enables us to forecast the residual value of vehicles with greater accuracy. By leveraging both the Manhattan pricing engine and our proprietary Sunny risk control system, which makes credit assessments of prospective borrowers, we effectively monitor car collateral and manage our risk exposure. Currently, our AI-enabled credit assessment system could automatically process approximately 80% of auto loan applications. In addition, based on the plethora of data we have on our users’ browsing history, behavior and preferences, our Lingxi (  ) smart selection system provides highly personalized recommendations to consumers, making it more likely for them to find their cars of choice. Additionally, we provide 360-degree online car viewing functionality, enabled by VR technology, for the best-selling makes and models with “super value” tags on our platform.

•                  Uxin Service Network: We currently have a nationwide network of over 1,300 service centers operated by ourselves or our third-party local partners in more than 400 cities at prefecture level or above, with business operations, covering 900 cities and regions of all levels of China’s administrative divisions. We leverage our service network to provide buyers and sellers with services and assistance at each step of the transaction cycle. Starting from December 2018, we have adopted a franchised model, under which the service centers are operated by our third-party local partners, to complement service centers operated by ourselves in the effort to effectively expand our service centers across China. We believe our physical presence in consumers’ neighborhoods provides them with convenient access to our services, allowing us to further build trusted relationships with them. We also operate seven regional transaction centers to support transactions in our 2B business.

•                  Uxin Transaction Enabling Capabilities: Our unique transaction enabling capabilities currently cover more than 400 cities at prefecture level or above and consist of our nationwide delivery and fulfilment network, title transfer services and industry-leading warranty program. Our title transfer services quickly handle a potentially time-consuming and complex process for our buyers. Our warranty program provides consumers with comprehensive post-sale protection.

We also collaborate with a large number of third-party partners to provide financing products, insurance referrals, and other services through our platform. For example, our financing partners assess buyers’ credit and fund the loans facilitated through our platform, making used car purchases easy. This also allows us to establish ongoing relationships with our customers to serve them for other post-transaction needs including their next car purchase.

In December 2018, we entered into a strategic partnership with Taobao, China’s massive and fast-growing consumer community operated by Alibaba Group Holding Limited. Under the partnership, we will collaborate with Taobao in the areas of B2C and B2B used car transactions, integrated supply chain, and used car loan facilitation. As part of the agreement, we have jointly established an online used car shopping mall on Taobao Marketplace. At the initial stage, we will provide a full suite of used car product and service offerings ranging from intelligent listing, displaying and matching, to one-stop transaction solutions. We also intend to collaborate on the enhancement of advanced data analysis in areas including intelligent used car recommendation and user behavior analysis which can help us enhance risk profiling and management capabilities.

As our platform grows, more buyers tend to attract more sellers, which in turn will engage additional buyers with a broader selection of used cars, driving significant network effects. In addition, a growing number of buyers and sellers will attract more third-party service partners, expand the offerings on our platform and help form a vibrant ecosystem. Since our inception in 2011, we have witnessed significant growth in our business. The total number of used cars sold through our platform has increased from 377,777 in 2016 to 634,317 in 2017 and further to 814,498 in 2018, representing a 67.9% and 28.4% increase, respectively. The total GMV of our platform has grown from RMB26.0 billion in 2016 to RMB43.4 billion in 2017 and further to RMB55.1 billion (US$8.0 billion) in 2018, representing a 67.0% and 26.9% increase, respectively.

Our Platform and Services

As the destination of choice for used car transactions in China, we enable consumers to buy cars from dealers, and dealers to buy cars from both dealers and consumers through an innovative integrated online and offline platform. We mainly generate revenues from the fees we charge for facilitating used car transactions and consumer auto loans.

Our 2C business

Uxin Used Car (), our 2C business, caters to consumer buyers and provides them with customized recommendations, financing, insurance referral, delivery, title transfer, warranty and other transaction related services. Sellers in our 2C business are typically small- or medium-sized retail dealers of used cars. Our 2C business generates revenues from the fees we charge for transaction facilitation and loan facilitation services. Our used car transaction facilitation service take rate, as defined by the used car transaction facilitation revenue divided by the GMV of our 2C business, increased from 0.5% in 2016 to 0.9% in 2017 and further to 1.6% in 2018. The GMV of our 2C business also includes certain free-of-charge intra-regional transactions we facilitate without financing solutions attached. Our loan facilitation average service fee rate, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, was 5.1%, 6.2% and 7.0% in 2016, 2017 and 2018, respectively.

Since its launch in 2015, Uxin Used Car has achieved significant scale and growth. We had a real-time listing of approximately 200,000 used cars in the fourth quarter of 2018. The current real-time listing is approximately 130,000 used cars due to seasonality. In 2016, 2017 and 2018, our 2C business facilitated 130,076, 283,829 and 494,826 used car transactions, respectively, resulting in GMV of approximately RMB15.7 billion, RMB26.0 billion and RMB39.8 billion (US$5.8 billion), respectively. In particular, our cross-regional transactions experienced exponential growth in the fourth quarter of 2018 as a result of our sustained investment and have since contributed an increasingly significant part of our transaction volume. In the fourth quarter of 2018, our 2C business facilitated over 22,000 cross-regional used car transactions, compared to just over 400 in the first quart of 2018, generating GMV of approximately RMB2.5 billion (US$363.6 million) in the fourth quarter of 2018, compared to RMB67.0 million in the first quarter of 2018. Our 2C cross-regional revenues were RMB240.0 million (US$34.9 million) in the fourth quarter of 2018, compared to RMB5.2 million in the first quarter of 2018. Our 2C cross-regional transaction facilitation revenues and 2C cross-regional loan facilitation revenues were RMB128.3 million (US$18.7 million) and RMB111.7 million (US$16.2 million), respectively, in the fourth quarter of 2018, compared to RMB3.0 million and RMB2.2 million, respectively, in the first quart of 2018. In addition, our used car transaction facilitation service take rate for cross-regional transactions increased to over 5% in the fourth quarter of 2018 from over 4% in the first quarter of 2018.

In December 2016, we launched our loan facilitation service for new cars, which enables consumers to browse new car listings and make appointments to check the cars at 4S Stores on our platform. In addition, with the assistance of our sales consultants, consumers can also have various choices of financing products offered by our platform.

In December 2016, December 2017 and December 2018, Uxin Used Car had approximately 12.5 million, 14.0 million and 24.4 million MAUs, respectively.

User journey on our 2C business

For a typical consumer on Uxin Used Car, the buying journey is as follows:

•                  Online search: We provide an intuitive user interface to help consumers navigate through a vast selection of used cars. Consumers can search by brand, price and other features. Our platform also makes personalized recommendations by leveraging our proprietary Lingxi smart selection system.

•                  Evaluation: To improve transparency of the transaction process and strengthen consumer trust, each car listing includes an in-depth car condition report generated by our Check Auto system, including photos and videos of the interior and exterior of the car, records of prior accidents, repair and maintenance history, among others. The consumer can also review historical purchase prices for similar cars to easily compare the offer price with historical data to assess the fair market value of the listed car. Moreover, our Manhattan pricing engine also makes assessments on the fair value of listed cars, classifying with “super value” tags used cars of particularly good value as assessed through historical regression analysis applied to the car’s selling price and condition. We also provide 360-degree online car viewing functionality, enabled by our VR technology, for the best-selling makes and models with “super value” tags on our platform. Our systems also accommodate easy comparison of different car listings across a multitude of features, including price, mileage, location and warranty. All this enables the consumer to make an informed buying decision.

•                  Services:  While searching for cars, a consumer can view and choose from various auto financing products offered on our platform, which we believe significantly lower the barrier to purchasing used cars. The consumer can also choose from other services provided by third parties on our platform, including auto insurance and delivery.

•                  Customer support:  At any step of the transaction process, the consumer can contact our sales consultants through online chat or through toll-free hotlines. The consumer can also visit one of our service centers where our sales consultants can accompany the consumer to inspect cars in person or walk the consumer through Check Auto condition reports, and answer the consumer’s questions about cars or our services. Alternatively, at the customer’s request, our sales consultants can visit the consumer and provide services in person. Our A1-enabled sales consultant assistance system recommends cars and services to assist our sales consultants.

•                  Signing and delivery:  Once the consumer decides to buy a car, the consumer signs a purchase agreement and makes payment in person in one of our service centers. Alternatively, at the customer’s request, our sales consultants can assist the customer to complete the transaction in person. If the consumer has selected our delivery service, the consumer typically receives the car in a few business days.

•                  Post-transaction warranty: To strengthen consumer trust in our platform, we further upgraded the car certification process on our platform, Uxin Certified (), into “gold” and “silver” categories following our initial public offering. Every Uxin Certified listing carries a 30-day return policy covering certain major damages caused by severe accidents provided that such damages exist as of the date of sale. In addition, we provide one-year or 20,000-kilometer warranty covering both maintenance and repair of 15 major structural components to cars certified as “gold”, and half-year or 10,000-kilometer warranty covering both maintenance and repair of 5 major structural components for cars certified as “silver”. When a consumer chooses to make a return under our 30-day return policy, which has occurred for only less than 0.1% of all cars sold through our 2C business, we either return the car to the car dealer that sold it, or reclaim any losses incurred from such dealer. We provide a warranty, as well as a 3-day no-questions-asked return policy for cars sold cross-regionally and tagged as “super value”, to consumers for no extra charge over our transaction facilitation service fee.

For a typical business seller on Uxin Used Car, the selling journey is as follows:

•                  Car inspection:  Once a seller indicates the intention to sell cars, we will arrange for a standard inspection of the cars by our Check Auto car inspection system.

•                  Listing:  After the inspection, the cars are listed on our platform for sale. Each car listing is accompanied by a Check Auto condition report. Additionally, our local employees regularly check the seller’s inventory by employing a systematic approach that includes using scanning technology and image recognition software to ensure that the listing is authentic and kept up-to-date. If the listing price submitted by the seller is excessively high compared to the fair value estimate of our Manhattan pricing engine, we will notify the seller and suggest the seller to adjust the listing price before the car is listed on our platform.

•                  Seller support:  Our sales consultants provide online and offline assistance to the seller throughout the transaction process. The seller can also review key statistics and trends of the local used car market online.

•                  Signing and delivery:  Once the seller agrees to sell a car, the seller will sign an agreement in person. The car may then be delivered to either the buyer’s home or to one of our local service centers for easy pickup, depending on the price paid. If the car is sold to a consumer in a different city from the seller, the seller can arrange for delivery using our nationwide delivery and fulfillment network.

Consumer auto loan facilitation services

We facilitate consumer auto loans for both new and used cars transactions through our 2C business by leveraging our transaction-centric platform and industry-leading AI and big data capabilities. We have entered into arrangements with third-party financing partners, pursuant to which funding for the consumer auto loans facilitated through our platform are primarily provided by such partners, while we provide services to financing partners and consumers to facilitate the loans. The consumer auto loans we facilitate through our platform include loans for both used cars and new cars. Our loan facilitation services mainly generate revenues from the fees we charge consumers for facilitating auto loans. In 2018, we facilitated 228,082 used car loans with a total principal amount of RMB22.2 billion (US$3.2 billion) and 33,426 new car loans with a total principal amount of RMB3,345.2 million (US$486.5 million).

Consumer auto loans facilitated through our platform.  Consumers can choose from a broad range of auto loan options through our platform. For used car loans, consumers make upfront payments of 10% to 50% of the car prices. For used car loans facilitated in 2018, our weighted average effective loan-to-value ratio for used car loans at inception was around 75% and our weighted average term of used car loans is approximately 36 months, each weighted by the used car loan amount facilitated by us in 2018. The used car financing fee spread charged by us, defined as the spread between consumers’ annualized total cost (which includes interest and the lump sum service fee we collect from consumers at the inception of the loans) and effective annual rate of return of interests paid to financing partners, was approximately 6-10%. Prior to the second quarter of 2018, we collected interest from consumers upfront on behalf of the financing partners, and we disbursed the deposits of interest to the financing partners during the loan tenor. As a result, the down payments made by the consumers included (a) down payments to car dealers and (b) deposits of interest and loan facilitation service fees to us. Since the second quarter of 2018, we have ceased the practice of collecting interest on behalf of the financing partners, and the down payments made by the consumers no longer include deposits of interest.

Funding for used car loans facilitated through our platform is primarily provided by our financing partners. Our financing partners also design and approve the terms of the loans including interest rate and maturity and retain the creditor rights both at funding and over the loan tenor. We prefund the consumer auto loans facilitated through our platform before we receive the corresponding funding from our financing partners. We record such prefunding to consumers as advance to consumers on behalf of financing partners until such time when the funding is provided by the original financing partner or an alternative financing partner. Outstanding advance to consumers on behalf of financing partners amounted to RMB521.9 million (US$76.0 million) as of December 31, 2018, which was mainly attributable to the auto loans we facilitated for one of our financing partners due to its liquidity constraints. There is no assurance such advance to consumers will be fully funded by our funding partners in time or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party financing partners to fund loans facilitated through our platform. Inability to maintain sufficient access to funding would materially and adversely affect our liquidity, business, results of operations and financial condition.”

The loans are secured by the used cars as collateral. Consumers typically repay the outstanding used car loan balance over two to three-year loan tenors to the financing partners. Consumers may also elect under certain types of loan products to entrust us to dispose of the cars, use the proceeds to repay the final bullet payment and reimburse us for any shortfalls. We also facilitate loans for new cars under similar arrangements, except that consumers do not have the option of returning the cars in lieu of final bullet payments and that the loan-to-value ratios of new car loans are generally higher than those of used car loans. The total outstanding principal balance of loans for new cars represented 12.4% of the total outstanding principal balance of auto loans facilitated through our platform as of December 31, 2018.

The following chart summarizes the main types of consumer auto loans offered through our 2C platform:

	Loans for used cars			Loans for new cars
Product category	A	B	C	D	E
Upfront payment(1)	10%	30%	50%	10%	20%
Tenor (year)	2 - 4
Total service fee rate(2)	Approximately 6% - 14%
Annual percentage yield(3)	Approximately 8% - 9%

(1)         Upfront payment as a percentage of car price, including down payment and total service fee. Since the second quarter of 2018, we have ceased the practice of collecting interest on behalf of the financing partners, and the down payments made by the consumers no longer include deposits of interest.

(2)         Total service fee divided by total loan balance at inception of the loan. Total service fee is a lump sum payment we collect from consumers at the inception of the loans for the services performed by us to facilitate the transactions and loans, and the payment comprises components that are recognized by us as loan facilitation revenue, transaction facilitation revenue, and deferred guarantee liability. Part of the total service fee is recognized as transaction facilitation revenue when we charge the total service fee and waive transaction facilitation fee for used car purchases financed by loans facilitated through our 2C business.

(3)         Effective annual rate of return of interests paid to financing partners.

Our services to consumer borrowers.  We provide the following services to consumers to facilitate financing transactions on our platform.

•                  Online application.  Once a consumer decides to apply for an auto loan, consumers can provide loan application information through our platform. We then communicate online with third-party financing partners, which make credit assessments and decide whether to approve the loan application. If a loan application is approved by a financing partner after its credit assessment, we then conduct our own credit assessment to decide whether to guarantee the loan. A loan application on our platform can be funded only after a financing partner has approved the application and we have decided to guarantee the loan.

•                  Customer service.  Consumers with specific questions regarding financing products or the application process can reach our customer service team through a dedicated financing service hotline or visit one of our service centers.

Our services to financing partners.  As of December 31, 2018, we had four third-party financing partners, two of which collectively have provided substantially all of the funding for consumer auto loans facilitated through our 2C business. We provide the following services to third-party financing partners:

•                  Customer acquisition.  Our platform enables our financing partners to conveniently reach a nationwide customer base. We transmit loan applications electronically to our financing partners to streamline the loan applications process. We also help answer questions consumers may have on the financing products.

•                  Collateral management.  Cars purchased through our loan facilitation service are pledged as collateral to secure the loans. We also install GPS trackers on all car collateral to monitor their locations. We can manage car collateral effectively by leveraging our ability to monitor car collateral and to accurately estimate residual values of car collateral using our data analytics capabilities.

•                  Guarantee.  We guarantee full repayments of principal and accrued and unpaid interest to financing partners of all consumer auto loans facilitated through our platform. As of December 31, 2018, we have contractually arrangement with four financing partners. Depending on our specific arrangements with each financing partner, once a loan is in default for more than eight days, we may be obligated to pay any overdue payments to the financing partner. Once a loan is in default for more than 85 days, three consecutive installments, or six installments in total, we may be obligated to pay the remaining loan balance and any other payments due to the financing partner using our own funds. We also post security deposits to financing partners in the aggregate amount of 12.7%, 9.6% and 8.4% of the aggregate outstanding loan balance of loans originated by the financing partner as of December 31, 2016, 2017 and 2018, respectively. If additional loans are originated by a financing partner through our platform, we post additional security deposits to the financing partner. As of December 31, 2016, 2017 and 2018, our total guarantee liabilities were RMB76.3 million, RMB173.9 million and RMB321.3 million (US$46.8 million), respectively, and the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.3 billion, RMB14.8 billion and RMB27.6 billion (US$4.0 billion), respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee.

Loan application and risk control.  After consumers have submitted their loan applications on our platform, we transmit the loan applications electronically to our financing partners through a system that is integrated with our financing partners’, including information about the applicant’s name, ID card information, driver’s license, and bank card information. The financing partners then make their own credit assessment to decide whether to approve the loan and notify us whether the loan application is approved. If a loan application is approved by a financing partner after its credit assessment, we then conduct our own assessment to decide whether to guarantee the loan. A loan application on our platform can be funded only after a financing partner has approved the application and we have decided to guarantee the loan. During the tenor of the loan, we receive loan performance data from the financing partners, including whether payments are made on time. As we guarantee the full repayment of all consumer auto loans facilitated through our platform, we adopt a systematic approach to manage our guarantee risk exposure by leveraging our Sunny risk control system. The delinquency rates for used car loans as of December 31, 2018 that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.75%, 0.49%, 0.21% and 1.41%, respectively.

Our risk control system comprises pre- and post-financing controls. Specifically, we implement the following pre-financing guarantee risk controls:

•                  Verifying transaction authenticity.  To mitigate the risk of fraudulent loan applications, we require both the consumer and the selling dealer to provide identification documents such as identification card and business licenses and check the face ID and profile of the consumer to authenticate their identity. In addition, our car inspection and data analytics capabilities enable us to verify the authenticity of cars based on the vehicle identification number, or VIN, and the vehicle license information, and to verify the authenticity of a car purchase based in part on the consumer’s browsing history on our platform. We also utilize our Manhattan pricing engine to detect potential fraudulent loan applications. For example, if the asking price of a used car significantly exceeds the fair value of the car produced by Manhattan, this may indicate that the buyer and the seller are colluding to obtain high loan proceeds using a low quality car.

•                  Assessing guarantee risk.  After the financing partner’s credit assessment, we assess the risk of guaranteeing the loan by leveraging our Sunny risk control system. Sunny calculates a proprietary credit score by taking into account both our proprietary data (such as browsing behavior on our platform and historical transaction-related data) and consumer credit history from third-party sources, including the Credit Reference Center, an independent credit information service institution under the People’s Bank of China. In our design and structuring of loan product offerings, comprising focus such as loan tenor, interest rate and payment frequency, we also ensure that if a borrower defaults, the residual value of vehicle collateral is sufficient to recover the outstanding loan balance. When Sunny cannot make a determination, our staff will make the assessment manually.

We also implement the following post-financing risk controls:

•                  Monitoring loan performance.  Our Sunny risk control system communicates electronically with our financing partners’ systems to obtain the performance data of loans facilitated through our platform from our financing partners, including the outstanding balance and whether payments are made on time. Based on our proprietary data and data from our financing partners, our Sunny risk control system derives insights on our risk exposure using delinquency rates and visualize these insights. If borrowers are delinquent on their payments, we will contact borrowers through text messages or phone calls or involve third-party service providers as needed based on the severity of the delinquency.

•                  Monitoring collateral.  We monitor the location of car collateral using GPS trackers installed on cars, through which we keep a log of GPS signals received from the cars. Our platform automatically detects abnormalities in the GPS logs of the car collateral and notifies our staff when such abnormalities are identified.

•                  Repossession and recovery.  If a loan is in default after a certain number of days, we will engage a professional third party to repossess the car collateral. Our financing partners may also report such borrower to the Credit Reference Center. If necessary, we also seek legal remedies in court to recover the remaining balance of the defaulted loans. Our GPS trackers on car collateral can help us identify the location of car collateral for repossession.

Agreements with financing partners.  We have entered into a cooperation agreement with each of our financing partners, which establishes that the financing partner is responsible for providing loans to the borrowers utilizing our platform, after passing credit risk assessments conducted by each of the financing partner and us. Under the terms of the cooperation agreements, we are responsible for entering into collateral management agreements with consumers (as explained below), handling vehicle collateral registration, and keeping the original copy of the vehicle registration certificate of the vehicle collateral. We are also required to be a guarantor for the loans in the event of default of the loans facilitated, including for the principal, interest, and default interest payable by the borrower. Under the framework set out in the cooperation agreement, each individual loan transaction to a borrower is documented by a borrower service agreement, collateral management agreement, and a tri-party loan agreement, as described below. The financing partner also establishes the interest rate of the loans in its cooperation agreement with us. The term of our agreements with financing partners ranges from 1 to 5 years, and may be terminated due to a variety of reasons, including significant regulatory changes or material adverse changes to either party. Our agreements with financing partners may be renewed upon mutual agreement.

Agreements with consumer borrowers.  Under the framework set out in the cooperation agreement, each individual loan transaction to a borrower is documented by a borrower service agreement, collateral management agreement, and a tri-party loan agreement.

•                  Borrower service agreement:  We enter into the borrower service agreement with the borrower, which specifies that we act as a service provider to the borrower by providing a loan facilitation service in connecting the borrower with the financing partner to allow the individual to purchase the vehicle. This agreement also sets the amount of transaction service fees charged to the borrower.

•                  Collateral management agreement:  We enter into the collateral management agreement so that we can hold the title of car collateral on behalf of the financing partner.

•                  Tri-party loan agreement:  We enter into the tri-party loan agreement with the borrower and the financing partner, which specifies that the financing partner is the creditor and we are the guarantor of the loans facilitated and that all principal payments made by the borrower are to be paid directly to the financing partner.

Agreements with CITIC.  In May 2018, we entered into a long-term strategic cooperation framework agreement with China CITIC Bank (“CITIC”), pursuant to which CITIC will design auto loan products tailored for our users, while we provide customer referral, information gathering, and data analytics support for CITIC’s loan origination decisions. We have also agreed to recommend our users to apply for and use co-branded credit cards by CITIC to repay auto loans, cooperate on data exchange and risk management, and cross-sell other value-added services to each other’s customers.

Agreements with ICBC.  In June 2018, we entered into a long-term strategic cooperation agreement with the Industrial and Commercial Bank of China (“ICBC”), pursuant to which ICBC will design auto loan products for our users with personalized financing solutions and competitive pricing, while we provide customer referral, information gathering, and data analytics support for ICBC’s loan origination decisions.

Our 2B business

Launched in 2011, our 2B business, Uxin Auction () catering to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating transactions among dealers of different sizes across China. Business sellers include used car dealers, 4S dealerships, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufacturers and large corporations that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. As of December 31, 2018, approximately 560,000 cars were listed on our platform for auction. In 2016, 2017 and 2018, our 2B business achieved GMV of RMB10.3 billion, RMB17.4 billion and RMB15.3 billion (US$2.2 billion), respectively. Our 2B business mainly generates revenues from the fees we charge for transaction facilitation services.

User journey on Uxin Auction

For a typical buyer on Uxin Auction, the buying journey is as follows:

•                  Online search and notification:  A buyer can search and receive notifications of upcoming used car auctions online. In addition, our proprietary AI technology can push notifications to the buyers who are likely to bid in an auction based on buyers’ profile and transaction history.

•                  Evaluation:  All car listings on Uxin Auction include a comprehensive car condition report generated by our Check Auto system. The buyer can also choose to inspect the car in person in one of our regional transaction centers.

•                  Auction:  The buyer can then bid in our virtual trading lobby.

•                  Services:  While searching for cars, the buyer can choose from services provided on our platform such as delivery.

•                  Signing and delivery:  Once the buyer wins the auction, the buyer enters into an agreement to purchase the car. If the buyer chooses to arrange for delivery through our platform, the buyer typically receives the car within a few business days.

For a typical business seller on Uxin Auction, the seller’s journey is very similar to that of a seller on Uxin Used Car other than selling through online auctions.

For consumer sellers who wish to sell used cars, we connect the consumer seller with dealers on our platform. We historically provided inspection and other complementary services that enabled consumers to sell used cars through our 2B business, which was referred to as our C2B business. However, starting in the second half of 2018, we have taken an alternative approach that connects these consumers with quality dealers on our platform without us providing inspection and other services directly. Our B2B auction business, however, remains unchanged.

Virtual trading lobby

All 2B transactions are conducted online through a real-time online auction process in our virtual trading lobby. A typical online auction process is run as follows:

•                  Business sellers and buyers can participate in the auctions after paying a security deposit. Before a car is listed for auction, the seller will submit a reserve price for the car below which the car will not be sold and pay a security deposit.

•                  After paying a security deposit, prospective buyers can place their initial bids online.

•                  After the auction starts, each bidder can see in real time the offering price of the highest offer, and whether the bidder is the highest bidder or not. If a bidder is not the highest bidder, the bidder can increase the offer price to outbid the highest bidder, and the new highest offer price are shown to all bidders in real time.

•                  After certain time has elapsed and if no higher offer has emerged, the auction ends and the car is sold to the highest bidder. However, if the highest bid is lower than the seller’s reserve price, then the auction is terminated without a sale.

•                  If the auction is successful, but the seller or the buyer fails to complete the transaction, we will forfeit such seller’s or buyer’s deposits. Otherwise, security deposits will be returned.

Others

In addition to our 2C and 2B businesses, we also generate revenues from other businesses, including salvage car business and dealer inventory financing business.

Salvage car business

Our salvage car business facilitates salvage car transactions. We operate our salvage car business through our subsidiaries, Fairlubo Auction Company Limited and Zhejiang Dongwang, using facilities and an online platform that are separate from our 2B and 2C businesses.

The sellers are primarily insurance companies, and the buyers are primarily business buyers of salvage cars such as car repair shops and used car dealers. Buyers can review car listings online or in person and participate in online auctions to bid for salvage cars. Our salvage car business generates revenues mainly from the transaction fees we charge buyers, ranging from 8% to 15% of the gross sale price of the salvage cars sold. We also provide other services such as towing and parking, for which we charge additional service fees.

Dealer inventory financing (Easy Loan program)

We provide short-term inventory financing to retail auto dealers for up to two months through our Easy Loan program. We collect information from the dealer to assess the dealer’s credit profile and make the credit decisions. If a dealer’s application is approved, we work with third-party financing partners to provide funding to the dealer.

Our Transaction Enablement and Service Capabilities

Our nationwide transaction enablement and service capabilities comprise the follow components that provide crucial support to our online platform:

•                  Delivery and fulfillment network.  We believe we are the first company in China that has built a platform that enables a nationwide delivery and fulfillment network for used cars. We currently collaborate with over 100 third-party logistics partners covering over 400 cities at prefecture level or above. A used car sold through our platform can be delivered typically within a few business days using our delivery and fulfilment network. For each shipment order, logistics partners in our network submit bids for the order. The competitive bidding allows our customers to optimize price and delivery speed. For our B2C cross-regional transactions, once a logistics partner is chosen for the shipment, we will typically pay the shipping fees to the logistics partner, while for B2B cross-regional transactions, our customers will directly pay the shipping fees to the logistics partner. For each shipment, our GPS devices track the location of the cars shipped in real time. We also optimize the order fulfillment process by grouping orders that have the same regional or final destination to achieve economy of scale.

•                  Title transfer.  Title transfer of used cars in China typically involves de-registering a car with one owner and registering the car with another owner. As of December 31, 2018, we partnered with approximately 150 title transfer service providers to handle the entire title transfer process for our customers to facilitate car purchases on our platform.

•                  Warranty and repair services.  To strengthen consumer trust in our platform, we certify the cars listed on our platform with our certification, Uxin Certified (), into “gold” and “silver” categories. Every Uxin Certified listing carries a 30-day return policy covering certain major damages caused by severe accidents provided that such damages exist as of the date of sale. In addition, we provide one-year or 20,000-kilometer warranty covering both maintenance and repair of 15 major structural components to cars certified as “gold”, and half-year or 10,000-kilometer warranty covering both maintenance and repair of 5 major structural components for cars certified as “silver”. We provide warranty to consumers without charging any additional fees to the standard transaction facilitation fees. We also partner with over 300 car repair service providers to assist our customers with car repair needs, including those covered by our warranty.

•                  Insurance referral.  As of December 31, 2018, we partnered with six insurance partners to refer users to their auto insurance solutions through our platform.

•                  Service centers. We currently have over 1,300 service centers operated by ourselves or our third-party local partners, covering more than 400 cities at prefecture level or above in China to provide local, in-person assistance to our customers. We follow a disciplined and systematic expansion process with respect to our new store openings. We select potential locations for our service centers based on various factors, including existing market competition, the size of potential customer base, population, car PARC, foot and vehicle traffic, local regulations on cross-regional title transfer and license plate registration, and economic condition. Starting from December 2018, we have also adopted a franchised model to complement our self-operated service centers in the effort to effectively expand our service centers across China. In addition, we had 5,567 sales consultants in service centers operated by ourselves as of December 31, 2018. Our sales consultants in the service centers assist consumers with selling or buying used cars, inspecting used cars in person or reviewing videos and reports generated by Check Auto system, and arranging for signing and delivery, although specific services may differ across different service centers. Our sales consultants in our service centers can also cross-sell other services on our platform to customers.

•                  Regional transaction centers.  Our seven regional transaction centers provide offline support to our 2B business. Cars for sale are parked at our regional transaction centers, and buyers can visit our regional transaction centers to inspect cars in person before participating in online auctions. Regional transaction centers can also provide other services such as car inspection, title transfer, delivery and payment processing.

•                  Call centers.  Our call centers and customer service team handle consumers’ inquiries online, including the transaction process, financing options and other transaction related matters. Our professional in-house call center staff ensures prompt responses to customers’ inquiries and expedites order processing.

Technology

We leverage sophisticated technology to provide a differentiated user experience and to improve our operations.

Check Auto inspection system

Our proprietary Check Auto system is an integrated, interactive vehicle inspection system that enables our inspection professionals to conduct a comprehensive examination of cars for listing on our platform. A significant portion of the inspection process is automated by our proprietary, state-of-the-art technology, including wearable digital glasses to record the inspection process, automatic diagnostics of car condition from video footage and image recognition technology that can automatically identify certain car conditions. As a result, Check Auto improves both inspection accuracy and efficiency.

A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our Check Auto inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, the vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process.

An inspection by Check Auto involves a standard procedure that covers more than 300 documented steps. The inspection process may be adjusted depending on the brand and model of the car.

After each inspection, our system automatically generates a comprehensive, standardized Check Auto report. Each condition report includes extensive information on the exterior and interior of the car, structure and engine condition, among many other characteristics. Key inspection points are indexed and marked in the comprehensive inspection videos, and consumers can easily navigate through the videos by selecting the inspection points that they are most interested in.

In addition to data collected through our systems, we cooperate with a number of public and private third party services for supplemental data included in our Check Auto condition reports, comprising details on each car’s accident and repair history, insurance claims and ownership records.

As of December 31, 2018, we had obtained 10 patents in relation to vehicle inspection. Check Auto is also recognized and trusted by both consumers and businesses. For example, we have licensed the system to several top car manufacturers for their own car inspection needs

Manhattan pricing engine

Our AI- and data-driven Manhattan pricing engine evaluates each car’s condition and provides significant pricing insights. The Manhattan pricing engine also estimates the residual values of vehicles that enable many of our core services and we may adjust our estimates of residual values based on the latest transaction data for used cars on our platform as well as external data including the latest price of related new cars. Our consumer auto loan facilitation services rely on the estimate of residual values to decide whether to assume the guarantee risks of the loans facilitated through our platform. For example, such estimate helps us determine whether the value of car collateral is sufficient to cover the outstanding loan balance. Additionally, if the asking price of a used car is abnormally high compared to the fair value of the car produced by our Manhattan pricing engine, this may indicate that the buyer and the seller are colluding to obtain high loan proceeds using a relatively low quality car. In our 2C business, we also rely on the output of the Manhattan pricing engine to help consumers assess whether listing prices are in line with fair market value to make informed buying decisions.

Our platform has generated a wealth of data on user behavior, cars and transactions that empowers and continually improves the Manhattan pricing engine. Since 2016, our platform has facilitated approximately 1.8 million successful transactions and collected data on these transactions. We have also cumulatively inspected and collected proprietary data on approximately 6.6 million cars.

Sunny risk control system

Our proprietary Sunny risk control system allows us to monitor, visualize and manage our guarantee risk exposure arising from our consumer auto loan facilitation services.

Our Sunny risk control system gathers data from loan applicants and financing partners online to conduct comprehensive pre- and post-financing risk control, including verifying transaction authenticity and assessing guarantee risk before financing, and monitoring loan performance and collateral after financing, see “—Our 2C business—Guarantee risk control.” It also monitors the risk exposure of our platform using delinquency rates in real time and generates insights about our products and customers to help us effectively manage our guarantee risk exposure. Based on Sunny’s assessment of our risk exposure, we may decide not to facilitate certain types of auto loans in a local market or tighten our credit approval standards accordingly if we discover abnormally high risk of default of a product in that market.

Lingxi smart selection system

Based on the plethora of data we have on our users’ browsing history, behavior and preferences, our Lingxi () smart selection system makes personalized recommendations to users, making it more likely for them to find the car of their choice. In addition, users can answer a few simple questions in an interactive interface, such as purchasing budget and preferred car style, based on which we make personalized recommendations of cars that match each user’s preferences. We carefully design these questions based on hundreds of car parameters so that even novice used cars buyers can easily find the car suited to their preferences.

Virtual reality-enabled car viewing system

To further enhance user experience, we introduced a virtual reality-enabled car view system in the second half of 2018, which comprises of VR filming studio, automatic shooting system and back-end system. The VR viewing system enables us to capture consistent and high-resolution panorama car images and display these images on our mobile apps and websites. Our virtual reality-enabled car viewing system enables our consumer to inspect every detail of the car, such as small scratches and wheel parts, in high-resolution images and enables a smooth viewing experience.

Marketing and Brand Promotion

We focus our marketing and sales efforts on brand advertising and user acquisition.

To build our brand awareness, we utilize mass market advertising, especially in locations with heavy car traffic. We also place ads in highly popular media content, such as sponsoring the movie Transformers: The Last Knight. In addition, we leverage social media campaigns to raise our brand awareness. Our marketing team, consisting of over 50 marketing professionals as of December 31, 2018, is dedicated to implementing our multi-channel marketing strategy both online and offline. Our marketing strategy is highly effective. According to an industry survey in April 2018 commissioned by us and prepared by Ipsos, 68% of Chinese consumers named “Uxin” when asked about the used car industry without being provided with prompts specifically related to us. According to the China Used Car Consumption Market Survey conducted by the DCCI Internet Data Research Center in November 2018, we are the highest ranking used-car brand for customer loyalty.

For user acquisition, we have partnered with major search engines, online media channels and other internet portals to generate traffic to our platform. Our mobile apps are constantly ranked among the top in mobile app stores in used car e-commerce categories. We have also entered into a strategic partnership with Taobao in December 2018, under which we have agreed to collaborate in the areas of B2C and B2B used car transactions, integrated supply chain, and used car loan facilitation. As part of the agreement, we have established an online used car shopping mall on Taobao Marketplace and placed entry points to our platform on Ali Used Cars and Xianyu, a platform dedicated to second-hand goods trading.

Competition

We operate in a highly competitive used car e-commerce market in every aspect of our business. We face intense competition from other used car transaction platforms and from online used car listing services. Competition with other used car transaction platforms is primarily centered on the quality of service and customer acquisition. Competition with online used car listing services is primarily centered on attracting online traffic and gaining brand recognition among consumers, auto dealers, and general internet users.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenue during Lunar New Year holidays in the first quarter of each year. The market for used cars is also affected by the release of new cars. In addition, spending on automobiles in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our consumers and businesses. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality will cause our quarterly and annual operating results to fluctuate.

Facilities

Our headquarters are located in Beijing. We currently have over 1,300 service centers operated by ourselves or our third-party local partners and 7 regional transaction centers across China. As of the same date, our headquarters had an aggregate gross area of approximately over 15,000 square meters in Beijing, our service centers had an aggregate gross area of approximately 89,000 square meters across China, and our 7 regional transaction centers across China had an aggregate gross area of approximately 370,000 square meters. We lease all the facilities to conduct our business.

Intellectual Properties

Our intellectual property contributes to our competitive advantage among used car e-commerce platforms in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of December 31, 2018, we had obtained 64 patents, 701 trademarks, 198 software copyrights, and 13 works copyrights, 166 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The establishment procedures, approval procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Wholly Foreign-owned Enterprise Law of the PRC, as amended on September 3, 2016, and the Implementation Regulation of the Wholly Foreign-owned Enterprise Law, as amended on February 19, 2014. In September 2016, the National People’s Congress Standing Committee published the Decision on Revising Four Laws including the Wholly Foreign-owned Enterprise Law of the People’s Republic of China, which changes the previous “filing or approval” procedure for foreign investments in China. Except for the restricted and prohibited industries listed under the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2018 version), or the 2018 Negative List, effective on July 28, 2018, foreign investments in business sectors are therefore no longer subject to special administrative measures that require application for approval, instead, only a filing is required. Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by MOFCOM on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. Additionally, the registration for a PRC Company’s establishment, modification, and termination shall comply with the provision of Regulation of the People’s Republic of China on the Administration of Company Registration which was amended by the State Council on February 6, 2016.

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, promulgated by the National Development and Reform Commission and the MOFCOM on June 28, 1995, and most recently amended on June 28, 2017 listed three categories with regard to foreign investment: “encouraged”, “restricted” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The 2018 Negative List further expanded the scope of permitted industries by reducing the number of industries where restrictions of foreign investment exist.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current 2018 Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet the market entry conditions stipulated under the “negative list” for making investment in “restricted” industries.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and  reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulations on Value-Added Telecommunications Services

China’s telecommunication related businesses (including internet business) are still at an early stage of development, the laws and regulations of which still remain subject to many uncertainties. On September 25, 2000, the Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulation, was issued by the PRC State Council, which was amended and became effective on February 6, 2016, as the primary governing law on telecommunication services by PRC companies. The Telecom Regulation draws a distinction between “basic telecommunication services” and “value-added telecommunication services.” The Catalog of Telecommunications Business, or the Telecommunication Catalog, was issued as an appendix to the Telecom Regulations to categorize telecommunications services as basic or value-added, and information services via public communication networks such as fixed networks, mobile networks and Internet are classified as value-added telecommunications services. According to the Telecommunication Catalog, value-added telecommunication services include online data processing and transaction processing business (operating e-commerce business), internet information services business and other value-added telecommunication services.

On March 1, 2009, the Ministry of Industry and Information Technology, or the MIIT, issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were later amended on July 3, 2017 and the amendment took effect on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the VATS License. The license granted will set out the operation scope of the enterprise which details the permitted activities of such enterprise. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

Regulation Relating to Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended in January 8, 2011. Under the Internet Measures, a VATS License shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

In addition, on June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, to strengthen the regulation of the mobile apps information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify each user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application program provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. Furthermore, in December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures require, among others, that internet information service providers must ensure that a mobile apps, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their VATS Licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. Additionally, as the internet information service providers, under the PRC Tort Liability Law, which became effective in July 2010, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulation Relating to E-Commerce

Online data processing and transaction processing business (operating e-commerce business) is a value-added telecommunication service, and e-commerce operation shall be required to obtain VATS License.

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC, promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on its marketplace platform.

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms;(iii) provide identity and tax related information of merchants to local branches of State Administration for Market Regulation and relevant tax authorities; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Regulation Relating to Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, except as otherwise provided by MIIT, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%. Pursuant to the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce Business) promulgated by the MIIT on June 19, 2015, the online data processing and transaction processing businesses (operating e-commerce business) could be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. The 2018 Negative List also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce business. In addition, the services for releasing information by the public through internet are listed as businesses that are prohibited for foreign investors under 2018 Negative List.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, which requires foreign investors to set up a value-added telecommunications business foreign-invested enterprise and obtain a VATS License to conduct relevant value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a VATS License is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder. The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license and all value-added telecommunications services providers shall improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety.

Regulations on Information Security and Privacy Protection

Internet content in China is regulated and restricted from a state security standpoint. On December 28, 2000, the Standing Committee of the PRC National People’s Congress enacted the Decisions on Maintaining Internet Security, later amended on August 27, 2009, which subject violators to criminal punishment in China for any effort to: (i) use the internet to market fake and substandard products or carry out false publicity for any commodity or service; (ii) use the internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (iii) use the internet for the purpose of infringing on the intellectual property of any person; (iv) use the internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (v) create any pornographic website or webpage on the internet, provide links to pornographic websites, or disseminate pornographic books and magazines, movies, audiovisual products, or images. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, would result in a leakage of state secrets or a spread of socially destabilizing content, and require internet service providers to take proper measures including anti-virus, data back-up and other related measures, to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and to detect illegal information, stop transmission of such information, and keep relevant records. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. In December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

On November 7, 2016, Standing Committee of the PRC National People’s Congress published the Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements.

Regulations on Auction Business

On April 24, 2015, Auction Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress for the purpose of regulating and administrating the business operation of auction. Pursuant to the Auction Law, “auction” refers to a way of selling particular goods or property rights to the bidder who offers the highest price in the form of public bidding. According to the Measures for the Administration of the Circulation of Used Cars promulgated by the Ministry of Commerce and three other ministries on August 29, 2005 and amended on September 14, 2017, “used car auction” refers to the business activities whereby a used car auction enterprise transfers a used car to a bidder that offers the highest price through public bidding.” According to The Specifications for Used Cars Transaction promulgated by the Ministry of Commerce on March 24, 2006, where an auction is conducted through the internet, the color photo of the car and information of auctioned car shall be published on internet. The publication period shall not be less than seven days. An enterprise engaging in activities of auction should undergo the review and approval procedure with relevant government authority and obtain the license for auction business. Any entity engaging in the auction business without the license may be subject to enforcement action, including orders issued by the relevant regulatory authorities to cease the auction business, confiscation of any illegal gains, or imposition of fines.

Regulations on the Circulation of Used Cars

On August 29, 2005, the Measures for the Administration of the Circulation of Used Cars, or the Used Cars Measures, were promulgated by the Ministry of Commerce, or the MOFCOM, the Ministry of Public Security, the SAIC, and the State Administration of Tax, or the SAT, for the purpose of intensifying the administration of the circulation of used cars, regulating the business operations of used cars, guaranteeing the legitimate interests and rights of both parties to transactions of used cars and promoting the sound development of the circulation of used cars. The Used Cars Measures stipulate that an archival filing system for the operators of used car markets and operators of used cars shall be established. The operators of used car markets and operators of used cars that have handled the registration in the administrative department of industry and commerce according to law and obtained the business license shall go to the administrative department of commerce at the provincial level for archival filing within 2 months as of obtaining their business license. The administrative department of commerce at the provincial level shall report the information on the archival filing of the operators of used car markets as well as operational subjects of used cars to the administrative department of commerce of the State Council on a periodic base. The Used Cars Measures further stipulate that (i) a business operator of a used car market, a retail enterprise and brokerage entity of used cars shall possess the qualification of an enterprise legal-person and shall complete the registration procedures with the administrative department of industry and commerce, and (ii) the establishment of an auction enterprise of used cars (including a foreign-funded auction enterprise of used cars) shall comply with the relevant provisions of the Auction Law of the People’s Republic of China and the Measures for the Administration of Auction, and shall be handled according to the procedures as prescribed by the Measures for the Administration of Auction, which means that an auction enterprise of used cars shall obtain an Approval License for Operation of Auction before it engages in auction of used cars. On March 24, 2006, the MOFCOM promulgated the Specifications for Used Car Trade, or the Specifications, which set forth detailed criteria and requirements for the purchase, sale, dealing, auction, evaluation, trading and post-sale services in respect of used car.

Regulations on Financing Lease

In September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in inter-bank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets.

The main regulation governing foreign investment in the PRC financing lease industry included the Administrative Measures on Foreign-Invested Lease Industry, as amended on October 28, 2015. However, it has recently been repealed by MOFCOM on February 22, 2018. The above measures require that foreign investors investing directly in the PRC financing lease industry must have total assets of no less than US$5 million. MOFCOM is the competent administrative authority in charge of the foreign-invested lease industry and is also responsible for the examination and approval of such business. A foreign-invested financing lease enterprise may undertake the following business: (i) the financing lease business; (ii) the lease business; (iii) the purchase of leased properties from onshore and offshore; (iv) the disposal of scrap value of and maintenance of leased properties; (v) the consultancy and guaranty business relating to lease transactions; and (vi) other business approved by the examination and approval department. In addition, a foreign-invested financing lease enterprise shall meet the following requirements: (i) have corresponding professionals, with its senior management personnel having relevant professional qualifications and experience of at least three years, (ii) the operating period of a foreign-invested financing lease enterprise established in the form of limited liability company shall not exceed thirty years. The risk assets of a foreign-invested financing lease enterprise shall not exceed ten times of its total net assets.

Regulations on Motor Vehicle Maintenance

On June 24, 2005, the MOT promulgated the Administration of Motor Vehicle Maintenance, which was amended on August 8, 2015 and April 19, 2016, pursuant to which, a motor vehicle maintenance operator shall further apply to the road transport administration for a motor vehicle maintenance operation license after obtaining the corresponding business license issued by the administrative department for industry and commerce. “Motor vehicle maintenance” including, business activities of maintenance, repair and maintenance aids as carried out with maintaining or recovering the technical state and normal functions of motor vehicles and extending the serving term thereof as operational tasks. The operational business of automobile vehicle maintenance is classified into operational business of Grades I, II and III in light of their operational items and serving capabilities. Anyone that has obtained the license of Grade I and Grade II may undertake entire automobile repair, assembly repair, entire automobile maintenance, minor repair, maintenance aids, specific repair and the examination work after the completion of maintenance of corresponding vehicle types. Anyone hat has obtained the license of Grade III may undertake general minor repair and special repair, such as repair and maintenance of engines, vehicle bodies and electric systems. Anyone failing to obtain a business license for motor vehicle maintenance and unlawfully engaging in the motor vehicle maintenance shall be ordered to cease the operation by the administrative institution of road transportation at or above the county level; in the case of any illegal proceeds, the illegal proceeds shall be confiscated and a fine of 2 up to 10 times of the illegal proceeds shall be imposed; where there is no illegal proceeds or where the illegal proceeds is less than RMB10,000, a fine of RMB20,000 or up to RMB50,000 shall be imposed; where the violation constitutes a crime, the violator shall be subject to criminal liabilities.

Regulations on Advertisement

The PRC government regulates advertising principally through the SAIC. The PRC Advertising Law, or the Advertising Law, as amended in April 2015 and on October 26, 2018, outlines the regulatory framework for the advertising industry. The Advertising Law stipulates that advertisements shall not contain any false or misleading content or defraud or mislead consumers. Any advertisement that defrauds or misleads consumers with any false or misleading content is considered a false advertisement. An advertiser shall be responsible for the veracity of contents of advertisement. Violation of these regulations may result in penalties calculated on the basis of advertising expenses.

Regulations on Online Consumer Finance

The regulation on online consumer finance industry in China is still under development. In December 2017, the Internet Financial Risks Rectification Office and the P2P Online Lending Risks Rectification Office jointly issued the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers and unsecured etc. The Circular 141 further requires that financial institutions that participate in the “cash loan” business not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee, and third party cash loan facilitators are prohibited from directly charging fees from borrowers. However, there is no clear definition of “cash loan” set forth in the Circular 141.

Regulations on Intellectual Property

Copyright and Software Products

The National People’s Congress adopted the Copyright Law on September 7, 1990 and amended it on October 27, 2001 and February 26, 2010, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000 (US$72,722).

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in August 23, 1982 and subsequently amended in February 22, 1993, October 27, 2001 and August 30, 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in August 3, 2002 and amended on April 29, 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise revoked. Trademark license agreements should be filed with the Trademark Office or its regional offices.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet , issued by MIIT on November 5, 2004 and effective as of December 20, 2004 which was replaced by the Measures on Administration of Internet Domain Names issued by MIIT as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000 and December 27, 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2018, we had been issued 64 patents in the PRC.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended on August 5, 2008, Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from State Administration of Foreign Exchange, or the SAFE, and prior registration with SAFE is made.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Invested Enterprise Law, and the Implementation Rules of the Foreign Invested Enterprise Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles issued by SAFE in October 2005. SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations Relating to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners”.

Value-added Tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, with respect to revenues derived from the provision of services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On December 26, 2017, the NDRC adopted the Administrative Measures for Enterprises’ Overseas Investment, or the Overseas Investment Rules, which will become effective on March 1, 2018. The New M&A Rules provides that, for local enterprises (enterprises that are not managed by the state government), if the amount of investment made by the Chinese investors is less than US$300 million, and the target project is non-sensitive, then the overseas investment project will require online filing with the local branch of the NDRC where the enterprise itself is registered. And “overseas investment” shall mean activities where an PRC enterprise, directly or through an overseas enterprise controlled by it, acquires overseas any ownership, right of control, right of business management, or other relevant rights and interests, by contributing assets or rights and interests, providing financing and/or guarantee, or any other means.

Employment Laws

Pursuant to the PRC Labor Law, the PRC Labor Contract Law and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Under PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

Regulations on Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration authorities. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

According to the PRC Contract Law which took effect in October 1999, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor should still remain valid. Pursuant to the PRC Property Law which took effect in October 2007, if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest should not be affected by the subsequent mortgage, but where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest should be subordinated to the registered mortgage.

In addition, the Supreme People’s Court issued the Interpretation on Several Issues with respect to the Specific Application of Law in the Trial of Disputes over Partitioned Ownership of Buildings, pursuant to which, if the landlord uses his property, which is designated for residential use, for business purposes without prior consents of other owners whose interests are involved, the other owners may request for removing impairment, eliminating danger, reinstatement or compensation for losses.

Regulations on Unfair Competition

On April 11, 2017, the Standing Committee of the National People’s Congress amended the Anti-Unfair Competition Law of the People’s Republic of China, or the Anti-Unfair Competition Law, which became effective on January 1, 2018.

Pursuant to the Anti-Unfair Competition Law, a business operator shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers. A business operator publishing any false advertisements in violation of this provision shall be punished in accordance with the Advertising Law of the People’s Republic of China.

The Anti-Unfair Competition Law also stipulated that a business operator engaging in production or distribution activities online shall abide by the provisions of the Anti-Unfair Competition Law. No business operator may, by technical means to affect users’ options, among others, commit the acts of interfering with or sabotaging the normal operation of online products or services legally provided by another business operator.

In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; ii) seeking transaction opportunities or competitive edges by bribing relevant entities or individuals with property or by any other means; iii) infringing trade secrets; iv) premium campaign violating the provision of the Anti-Unfair Competition Law; and v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor.

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form 20-F:

Uxin Limited (Cayman Islands)
100%
Uxin Hong Kong Limited (Hong Kong)
Perfect Harmony Group Limited (Cayman Islands)
94.9%
Fairlubo Auction Company Limited (Cayman Islands)(1)
Fairlubo Auction HK Company Limited (Hong Kong)
Uxin Used Car Limited (Cayman Islands)
UcarShow HK Limited (Hong Kong)
UcarEase Holding Limited (British Virgin Islands)
GloryFin International Group Holding Company Limited (Hong Kong)
UcarBuy Holding Limited (British Virgin Islands)
UcarBuy HK Limited (Hong Kong)
Offshore
Onshore
Youxinpai (Beijing) Information Technology Co., Ltd. ("Youxinpai")
Beijing Youxin Fengshun Lubao Vehicle Auction Co. Ltd. ("Youxin Lubao")
Yougu (Shanghai) Information Technology Co., Ltd. ("Yougu")
Kai Feng Finance Lease (Hangzhou) Co., Ltd. ("Kaifeng")(7)
Youqin (Shanxi) Finance Lease Co., Ltd.
Boyu Finance Lease (Tianjin) Co., Ltd.
Youxin (Shanghai) Used Car Business Co., Ltd. ("Youxin Shanghai")(7)
Youhan (Shanghai) Information Technology Co., Ltd. ("Youhan")(2)
Baogu Automobile Technology Services (Beijing) Co., Ltd. ("Baogu")
Youxin Internet (Beijing) Information Technology Co., Ltd. ("Youxin Hulian")(3)
Beijing Fengshun Lubao Vehicle Auction Co., Ltd. ("Fengshun Lubao")(4)
Youxin Yishouche (Beijing) Information Technology Co., Ltd. ("Yishouche")(5)
Youzhen (Beijing) Business Consulting Co., Ltd.
Chebole (Beijing) Information Technology Co., Ltd.
Zhejiang Dongwang Internet Technology Co., Ltd. ("Dongwang")
Equity interest
Contractual arrangement

(1)         The other shareholders of Fairlubo Auction Company Limited, or Fairlubo, is 7 CHE Limited, which holds 5.06% of the equity interest in Fairlubo on a fully diluted basis after taking into account the equity incentive plan of Fairlubo.

(2)         Youhan operates the website and mobile app for our 2B business and holds various licenses for our subsidiaries.

(3)         Shareholders of Youxin Hulian are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9923% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0077% of the equity interest in Youxin Hulian.

(4)         Fengshun Lubao is wholly-owned by Yishouche, one of our consolidated VIEs. We have been conducting our salvage car auction business through our VIE Fengshun Lubao and our WFOE Youxin Lubao.

(5)         Shareholders of Yishouche are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9999% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0001% of the equity interest in Yishouche. We have been conducting our 2C business through our VIE Yishouche and our WFOE Yougu.

(6)         We currently conduct our consumer auto loan facilitation services through Kaifeng and other wholly-owned onshore subsidiaries.

(7)         We currently conduct our 2B services through our wholly owned subsidiary Youxin Shanghai and Youxinpai.

Contractual Agreements with the VIEs and Their Respective Shareholders

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, in the past we primarily conducted our 2B and 2C business through our VIE, Youxin Hulian. In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating e-commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible PRC subsidiaries Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and they have been operating our main online businesses instead of our VIEs, Youxin Hulian and Yishouche, since then. Currently, Youxin Hulian, Yishouche, Fengshun Lubao and Dongwang hold valid ICP licenses.

We have entered into a series of contractual arrangements, including exclusive option agreements, equity pledge agreements and exclusive business cooperation agreements, with our VIEs and their respective shareholders.

These contractual arrangements allow our WFOEs to:

•                  exercise effective control over our VIEs and their subsidiaries;

•                  receive substantially all of the economic benefits of our VIEs; and

•                  have exclusive options to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements (i) by and among Youxinpai (one of our WFOEs), Youxin Hulian (one of our VIEs) and Youxin Hulian’s shareholders, (ii) by and among Yougu (one of our WFOEs), Yishouche (one of our VIEs) and Yishouche’s shareholders, and (iii) by and among Youxin Lubao (one of our WFOEs), Fengshun Lubao (one of our VIEs) and Fengshun Lubao’s shareholder.

Contractual Arrangements relating to Youxin Hulian

The following is a summary of the currently effective contractual arrangements by and among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian.

Agreements that Provide Us with Effective Control over Youxin Hulian

Equity Interest Pledge Agreements.  Pursuant to the equity interest pledge agreements, each shareholder of Youxin Hulian has pledged all of his or her equity interests in Youxin Hulian to guarantee the shareholder’s and Youxin Hulian’s performance of their obligations under the amended and restated exclusive business cooperation agreement, loan agreement entered into between Mr. Kun Dai and Youxinpai, exclusive option agreement and power of attorney. If Youxin Hulian or its shareholders breach their contractual obligations under these agreements, Youxinpai, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Youxin Hulian in accordance with the law. Each shareholder of Youxin Hulian agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Youxinpai. The equity interest pledge agreements remain effective until Youxin Hulian and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney.  Pursuant to the powers of attorney, each shareholder of Youxin Hulian has irrevocably appointed Youxinpai to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Youxin Hulian requiring shareholder approval, disposing of all or part of the shareholder’s equity interests in Youxin Hulian, and appointing directors and executive officers. Youxinpai is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Youxinpai shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Youxin Hulian. Each shareholder of Youxin Hulian, has waived all the rights which have been authorized to Youxinpai and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Youxin Hulian

Exclusive Business Cooperation Agreement.  Under the amended and restated exclusive business cooperation agreement between Youxinpai and Youxin Hulian, Youxinpai has the exclusive right to provide Youxin Hulian with technical support, consulting services and other services. Without Youxinpai’s prior written consent, Youxin Hulian agrees not to accept the same or any similar services provided by any third party. Youxinpai may designate other parties to provide services to Youxin Hulian. Youxin Hulian agrees to pay service fees on a quarterly basis and at an amount determined by Youxinpai after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided, the market price of comparable services and the operation conditions. Youxinpai owns the intellectual property rights arising out of the performance of this agreement. In addition, Youxin Hulian has granted Youxinpai an irrevocable and exclusive option to purchase any or all of the assets and businesses of Youxin Hulian at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Youxinpai unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Youxin Hulian

Exclusive Option Agreement.  Pursuant to the exclusive option agreements, each shareholder of Youxin Hulian has irrevocably granted Youxinpai an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Youxin Hulian. The purchase price shall be RMB10 (US$1.5) or the minimum price required by PRC law. If Youxinpai exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without Youxinpai’s prior written consent, Youxin Hulian shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$73 thousand) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Youxin Hulian has agreed that, without Youxinpai’s prior written consent, he or she will not dispose of his or her equity interests in Youxin Hulian or create or allow any encumbrance on their equity interests. Moreover, without Youxinpai’s prior written consent, no dividend will be distributed to Youxin Hulian’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxinpai or its designated person(s). These agreements will remain effective until all equity interests of Youxin Hulian held by its shareholder and all of the assets of Youxin Hulian have been transferred or assigned to Youxinpai or its designated person(s).

Loan Agreement.  Pursuant to the loan agreement between Youxinpai and Mr. Kun Dai shareholder of Youxin Hulian, dated November 23, 2016, Youxinpai made loans in an aggregate amount of RMB96.0 million (US$14.0 million) to Mr. Kun Dai solely for the capitalization of Youxin Hulian. Pursuant to the loan agreement, Youxinpai may at its sole discretion request the borrower to repay the loan by the sale of all his equity interest in Youxin Hulian to Youxinpai or its designated person(s) pursuant to the exclusive option agreement. Mr. Kun Dai must pay all of the proceeds from sale of such equity interests to Youxinpai. In the event the borrower sells his equity interests to Youxinpai or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Youxinpai as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Youxin Hulian and Youxinpai elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Contractual Arrangements relating to Yishouche

The following is a summary of the currently effective contractual arrangements by and among Yougu, Yishouche and the shareholders of Yishouche.

Agreements that Provide Us with Effective Control over Yishouche

Equity Interest Pledge Agreements.  Pursuant to the equity interest pledge agreements, each shareholder of Yishouche has pledged all of his or her equity interests in Yishouche to guarantee the shareholder’s and Yishouche’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Yishouche or any of its shareholders breaches their contractual obligations under these agreements, Yougu, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yishouche in accordance with the law. Each of the shareholders of Yishouche agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Yougu. The equity interest pledge agreements remain effective until Yishouche and its shareholders discharge all their obligations under the contractual arrangements. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney.  Pursuant to the powers of attorney, each shareholder of Yishouche has irrevocably appointed Yougu to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yishouche requiring shareholder approval, disposing of all or part of the shareholder’s equity interests in Yishouche, and appointing directors and executive officers. Yougu is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Yougu shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Yishouche. Each shareholder has waived all the rights which have been authorized to Yougu and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Yishouche

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Yougu and Yishouche, Yougu has the exclusive right to provide Yishouche with technical support, consulting services and other services. Without Yougu’s prior written consent, Yishouche agrees not to accept the same or any similar services provided by any third party. Yougu may designate other parties to provide services to Yishouche. Yishouche agrees to pay service fees on a monthly basis and at an amount determined by Yougu and Yishouche after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services and the operation conditions. Yougu owns the intellectual property rights arising out of the performance of this agreement. In addition, Yishouche has granted Yougu an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yishouche at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Yougu unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yishouche

Exclusive Option Agreements.  Pursuant to the exclusive option agreements, each shareholder of Yishouche has irrevocably granted Yougu an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yishouche. The purchase price shall be RMB10 (US$1.5) or the minimum price required by PRC law. Without Yougu’s prior written consent, Yishouche shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$72,722), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$72,722) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yishouche have agreed that, without Yougu’s prior written consent, they will not dispose of their equity interests in Yishouche or create or allow any encumbrance on their equity interests. Moreover, without Yougu’s prior written consent, no dividend will be distributed to Yishouche’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Yougu or its designated person(s). These agreements will remain effective until all equity interests of Yishouche held by its shareholders and all of the assets of Yishouche have been transferred or assigned to Yougu or its designated person(s).

Contractual Arrangements relating to Fengshun Lubao

The following is a summary of the currently effective contractual arrangements by and among Youxin Lubao, Fengshun Lubao and the shareholder of Fengshun Lubao.

Agreements that Provide Us with Effective Control over Fengshun Lubao

Equity Interest Pledge Agreements.  Pursuant to the equity interest pledge agreements, the shareholder of Fengshun Lubao has pledged all of his or her equity interest in Fengshun Lubao to guarantee the shareholder’s and Fengshun Lubao’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Fengshun Lubao or its shareholders breaches their contractual obligations under these agreements, Youxin Lubao, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Fengshun Lubao in accordance with the law. The shareholder of Fengshun Lubao agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Youxin Lubao. The equity interest pledge agreements remain effective until Fengshun Lubao and its shareholders discharge all their obligations under the contractual arrangements. As of the date of this annual report, we have registered the equity pledge of 99.99% of the equity interest in Fengshun Lubao with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law, and are in the process of completing the registration for the remaining 0.01%.

Powers of Attorney.  Pursuant to the powers of attorney, the shareholder of Fengshun Lubao has irrevocably appointed Youxin Lubao to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Fengshun Lubao requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Fengshun Lubao, and appointing directors and executive officers. Youxin Lubao is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Youxin Lubao shall designate a PRC citizen to exercise such right. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Fengshun Lubao. Each shareholder has waived all the rights which have been authorized to Youxin Lubao and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Fengshun Lubao

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Youxin Lubao and Fengshun Lubao, Youxin Lubao has the exclusive right to provide Fengshun Lubao with technical support, consulting services and other services. Without Youxin Lubao’s prior written consent, Fengshun Lubao agrees not to accept the same or any similar services provided by any third party. Youxin Lubao may designate other parties to provide services to Fengshun Lubao. Fengshun Lubao agrees to pay service fees on a monthly basis and at an amount determined by Youxin Lubao and Fengshun Lubao after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided the market price of comparable services and the operation conditions. Youxin Lubao owns the intellectual property rights arising out of the performance of this agreement. In addition, Fengshun Lubao has granted Youxin Lubao an irrevocable and exclusive option to purchase any or all of the assets and businesses of Fengshun Lubao at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Youxin Lubao unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Fengshun Lubao

Exclusive Option Agreements.  Pursuant to the exclusive option agreements, the shareholder of Fengshun Lubao has irrevocably granted Youxin Lubao an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Fengshun Lubao. The purchase price shall be RMB10 (US$1.5) or the minimum price required by PRC law. Without Youxin Lubao’s prior written consent, Fengshun Lubao shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$72,722), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$72,722) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholder. The shareholder of Fengshun Lubao has agreed that, without Youxin Lubao’s prior written consent, it will not dispose of its equity interests in Fengshun Lubao or create or allow any encumbrance on its equity interests. Moreover, without Youxin Lubao’s prior written consent, no dividend will be distributed to Fengshun Lubao’s shareholder, and if the shareholder receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxin Lubao or its designated person(s). These agreements will remain effective until all equity interests of Fengshun Lubao and all of the assets of Fengshun Lubao held by its shareholder have been transferred or assigned to Youxin Lubao or its designated person(s).

In the opinion of JunHe LLP, our PRC counsel:

•                  the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian, the contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche and the contractual arrangements among Youxin Lubao, Fengshun Lubao and the shareholders of Fengshun Lubao governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information— D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations”,  “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our business may be significantly affected by the draft Foreign Investment Law and the newly adopted Foreign Investment Law.”

D.            Property, Plant and Equipment

Our headquarters are located in Beijing. We currently have over 1,300 service centers operated by ourselves or our third-party local partners and 7 regional transaction centers across China. As of the same date, our headquarters had an aggregate gross area of approximately over 15,000 square meters in Beijing, our service centers had an aggregate gross area of approximately 89,000 square meters across China, and our 7 regional transaction centers across China had an aggregate gross area of approximately 370,000 square meters. We lease all the facilities to conduct our business.

Item 4A.        Unresolved Staff Comments

None.

Item 5.           Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.            Operating Results

Overview

We are the largest used car e-commerce platform in China, in terms of the number of transactions facilitated in 2018, according to iResearch. Our platform comprises Uxin Used Car, which caters to consumer buyers, and Uxin Auction, which caters to business buyers.

We operate a transaction-centric platform with a variety of services. Through our 2C business, we provide consumers with a one-stop transaction experience, including searching for the car of their choice, reviewing and assessing the car’s condition, and receiving other services including financing, insurance referral, delivery, title transfer and warranty, among others. Our ability to estimate the residual value of used cars and manage car collateral and risk allows us to facilitate loans effectively. Through our 2B business, we help businesses across China source vehicles, optimize turnover and facilitate transactions among dealers of difference sizes across China.

Our 2C business generates revenues from intra-regional and cross-regional businesses, each of which consists of revenue from (i) transaction facilitation service fees in relation to connecting consumer buyers with used car sellers, facilitating car sales to consumers and providing after-sale warranty and title transfer service, and (ii) fees in relation to auto loan facilitation services for both used cars and new cars. Our 2B business generates revenues from transaction facilitation service fees charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

Since our inception in 2011, we have witnessed a significant growth of our business. In 2018, we facilitated 814,498 used car transactions and total GMV reached RMB55.1 billion (US$8.0 billion), representing a 28.4% increase and a 26.9% increase, respectively, from 2017. In 2018, we also facilitated 228,082 used car loan transactions and the total amount of used car loans facilitated reached RMB22.2 billion (US$3.2 billion), representing a 80.4% increase and a 69.9% increase, respectively, from 2017. Our total revenues increased significantly by 69.9% from RMB1,951.4 million in 2017 to RMB3,315.4 million (US$483.1 million) in 2018. Our net loss decreased from RMB2,747.8 million in 2017 to RMB1,538.3 million (US$224.1 million) in 2018.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s used car e-commerce industry, which include:

•                  China’s overall economic growth and level of per capita disposable income;

•                  changes in the supply and demand for new and used cars, and changes in geographic distribution of cars;

•                  consumers and dealers’ acceptance of the online used car transaction model; and

•                  regulation and policies affecting the used car industry and consumer auto finance industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s used car e-commerce industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume on our platform

We operate the largest used car e-commerce platform in China supported by a nationwide service network and our transaction enablement capabilities. Our ability to continue to increase our transaction volume and GMV affects the growth of our business and our revenues. The total number of used cars sold through our platform increased from 377,777 in 2016 to 634,317 in 2017 and further to 814,498 in 2018, representing 67.9% and 28.4% increase, respectively. The total GMV of our platform grew from RMB26.0 billion in 2016 to RMB43.4 billion in 2017 and further to RMB55.1 billion (US$8.0 billion) in 2018, representing 67.0% and 26.9% increase, respectively. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform. Our ability to increase transaction volume depends on, among other things, our ability to continually improve the service and user experience that we offer, increase brand awareness, expand our service network and enhance our transaction enablement and technology capabilities.

Ability to capture more service opportunities and increase take rate

Our comprehensive coverage of a customer’s entire buying journey positions us well to provide a variety of services to customers. In addition to our transaction facilitation services, we also provide a comprehensive suite of other services to 2B and 2C customers that includes auto financing in our 2C business, title transfer, delivery and fulfillment, insurance referral and warranty. By offering these services, we generate more revenues and increase our overall take rate from the transactions. For example, we generated 48.4% and 53.5% of our total revenues from auto loan facilitation services in 2017 and 2018, respectively. Leveraging our deep understanding of buyers and vehicles, our capabilities in estimating the residual value of used cars, and our experience in managing car collateral, we are able to effectively collaborate with our third-party financing partners, and enable them to offer a variety of financing products through our platform, providing buyers with greater flexibility in their purchase decisions. We will continue to strengthen our services and provide more value-added services and products from time to time to capture additional opportunities.

By providing a variety of services, we were able to achieve an average take rate of 2.6%, 3.6% and 5.1% in 2016, 2017 and 2018, respectively, as measured by the total used car transaction facilitation and loan facilitation revenues divided by our total GMV. The attach rate of used car loan facilitation services in our 2C business was 45.5%, 44.5% and 46.1% in 2016, 2017 and 2018, respectively, as measured by the number of used car loans facilitated divided by the total number of 2C used car transactions. Our ability to maintain or increase fees charged for transaction and loan facilitation services and provide more services affects our take rate and financial performance.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We currently have a nationwide service network comprising more than 1,300 service centers operated by ourselves or our third-party local partners and 7 transaction centers in more than 400 cities at prefecture level or above across China. As our business grows, we expect to achieve greater operating leverage, improve the efficiency and utilization of our personnel, and obtain more favorable terms from our business partners. Our cost of revenues and total operating expenses as percentage of revenues decreased from 193.4% in 2017 to 177.4% in 2018.

Marketing is critical to our business. Given the relatively low online penetration rate for the used car market in China, we need to educate the market about the benefits of purchasing used cars online and to raise our brand awareness. Sales and marketing expenses have historically represented a substantial majority of our total operating expenses, amounting to 96.2%, 112.9% and 81.0% of our total revenues in 2016, 2017 and 2018, respectively. Our ability to lower our sales and marketing expenses as a percentage of total revenues depends on our ability to improve sales and marketing efficiency, including through leveraging our brand value and through word-of-mouth referrals. We expect our sales and marketing expenses to increase in absolute amounts in order to further raise our brand awareness.

Ability to effectively operate the auto loan facilitation business

Our ability to facilitate auto loans affects our profitability and financial performance. Our loan facilitation revenue accounted for 48.4% and 53.5% of our total revenues in 2017 and 2018, respectively. Auto loans facilitated through our platform are primarily funded by our financing partners. The amount of available funds from our financing partners affect the total amount of loans that we are able to facilitate. As we expand our relationships with financing partners, we are able to secure additional sources of funding for the loan transactions that we facilitate. Moreover, as we provide guarantees to our financing partners for auto loans facilitated through our platform, our own risk management capabilities affect the financial performance of our auto loan facilitation business. However, because we mainly facilitate auto loans in relation to the used car transactions facilitated on our platform, we are better able to verify the authenticity of the auto loans, which enables us to more effectively operate the auto loan facilitation business. We also leverage our proprietary technology to estimate the residual value of used cars, control our overall risk exposure, manage car collateral and detect fraud.

Selected Statements of Operations Items

Revenues

We derive our revenues from our 2C and 2B businesses and other businesses. The following table presents our revenues by category, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

	Years Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
			(in thousands)
Revenues:
To consumers (“2C”) – intra-regional	395,979	48.0	1,174,656	60.2	2,045,675	298,064	61.7
Transaction facilitation revenue	81,807	9.9	230,250	11.8	481,055	70,092	14.5
Loan facilitation revenue	314,172	38.1	944,406	48.4	1,564,620	227,972	47.2
To consumers (“2C”) – cross-regional	—	—	—	—	373,725	54,453	11.3
Transaction facilitation revenue	—	—	—	—	164,280	23,936	5.0
Loan facilitation revenue	—	—	—	—	209,445	30,517	6.3
To businesses (“2B”)	293,224	35.6	519,276	26.6	606,599	88,384	18.3
Transaction facilitation revenue	293,224	35.6	519,276	26.6	606,599	88,384	18.3
Others	135,298	16.4	257,440	13.2	289,450	42,174	8.7
Total revenues	824,501	100.0	1,951,372	100.0	3,315,449	483,075	100.0

2C business

Our 2C business generates revenues from intra-regional and cross-regional businesses, each of which comprises revenue from (i) transaction facilitation services and (ii) loan facilitation services.

Transaction facilitation revenue.  For each used car sold through our 2C business, we charge a transaction facilitation service fee that equals the higher of a certain percentage of the price of the car and a minimum fee. The transaction facilitation service fee is for services provided through our platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. We recognize transaction facilitation revenue when the service is rendered, except that the revenue relating to warranty services is deferred and recognized over the warranty period, which is typically one year.

Loan facilitation revenue.  We generate loan facilitation revenue primarily from the loan facilitation service fee we charge. For each consumer auto loan facilitated through our platform, we charge a loan facilitation service fee paid by the borrower at the beginning of the loan period. We charge service fees for loan facilitation services in connection with loans for both used cars and new cars. We recognize loan facilitation revenue upfront when the loan facilitation service is rendered.

2B business

Our 2B business generates revenues from transaction facilitation services. We primarily charge the buyers a transaction facilitation service fee for connecting business buyers with used car sellers and facilitating car sales through our auction service as well as for the title transfer service that we provide. We recognize transaction facilitation revenues when the transaction facilitation service is rendered.

Others

Our other revenues mainly include sales of new cars, commission from salvage cars sales and interest income from financial leases. Our sales of new cars business is a one-off project, and apart from selling our remaining new car inventory, we currently do not plan to continue the business in the future. We generate revenues from our salvage car business primarily by charging the buyers a commission. We generate revenue from interest earned on financial leases provided primarily through inventory financing to dealers and consumers of our 2C business.

Cost of Revenues

Cost of revenues primarily consists of salaries and benefits expenses for personnel involved in quality control, auto inspection, transaction service, customer service and after-sale service, cost of title transfer and registration, costs related to cross-regional transaction fulfillment, delivery and logistics, rental expenses for transaction centers, GPS tracking device costs, cost of warranty and cost of new cars sold. We expect that our cost of revenues will increase in absolute dollar amounts as we continue to expand our business.

Operating Expenses

Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) research and development expenses, (iii) general and administrative expenses, and (iv) gains/(losses) from guarantee liability.

Sales and marketing expenses

Sales and marketing expenses primarily consist of branding expenses, customer acquisition expenses, and salaries and benefits expenses for our sales and marketing personnel, including sales consultants in our service centers. Branding expenses primarily include brand advertising costs. Customer acquisition expenses primarily include online traffic acquisition costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we plan to engage in more sales and marketing activities to further promote our brand recognition, attract new customers and grow our businesses.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits expenses for our research and development personnel and rental expenses for our research and development work place. We expect our research and development expenses will increase in absolute dollar amounts in the foreseeable future as we continue to invest in technology to attract customers and enhance customer experience.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits for our management and administration employees involved in general corporate functions, including share-based compensation for our senior management, office rental expenses, and professional service fees. We expect that our general and administrative expenses will increase as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations as a public company.

Gains/(losses) from guarantee liability

As part of our cooperation with various financing partners, we provide guarantees on the principal and interest obligations of defaulted loans. Gains/(losses) from guarantee liability is recorded when we, as a guarantor, are released from underlying risks of our guarantee obligation, i.e., when the underlying loans are repaid by the consumers or when the financing partners are compensated by us in the event of a default.

The credit performance of the auto loans facilitated through our platform directly affects the recognition of guarantee liability in our financial statements. Gains/(losses) from guarantee liabilities during the period are recorded as the difference between the beginning balance and the ending balance of the guarantee liabilities during the period, adding fair value of guarantee liabilities of new guarantees incurred during the period, and subtracting the guarantees settled when we fulfill the guarantee obligation by compensating the financing partners in the event of a default. The guarantee liabilities are recognized at fair value at the inception of the guarantees based on the third-party appraisal’s report. Our historical delinquency rate impacts the appraiser’s view of our guarantee liability recorded at the inception of each loan for new loans. As of December 31, 2016, 2017 and 2018, our total guarantee liabilities were RMB76.3 million, RMB173.9 million and RMB321.3 million (US$46.8 million), respectively. The total outstanding principal balance of loans that we facilitated through our platform as of December 31, 2016, 2017 and 2018 reached RMB5.3 billion, RMB14.8 billion and RMB27.6 billion (US$4.0 billion), respectively, which, plus the accrued and unpaid interest, represents the maximum potential future payments that we could be required to make under our guarantees.

We closely monitor the credit performance of the auto loans facilitated through our platform based on delinquency rates by balance. We define delinquency rate as the outstanding principal balance of used car loans that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through our 2C business (including the principal of loans we paid financing partners under our guarantee to financing partners) as of a specific date. We will pay the remaining loan balance and any other payments due to our financing partners under certain circumstances. See “Item 4. Information on the Company—B. Business Overview—Our Platform and Services—Our 2C business—Consumer auto loan facilitation services.” The following table provides delinquency rates for our outstanding used car loans as of the dates indicated below:

	Delinquent For
	1 - 29 days	30 - 59 days	60 - 89 days	90 days or more
Used car loans:
December 31, 2016	0.18%	0.17%	0.11%	0.14%
December 31, 2017	0.68%	0.40%	0.22%	1.37%
December 31, 2018	0.75%	0.49%	0.21%	1.41%

We started to facilitate loans for new cars through our platform in December 2016. Car collaterals of new car loans are generally more valuable than car collaterals of used car loans. As we have a limited track record with respect to the loans for new cars, we believe the delinquency rates by loan balance for new cars as of December 31, 2016, 2017 and 2018 are not representative of the potential performance of our loan facilitation services for new cars. The total outstanding principal balance of loans for new cars represented 12.4% of the total outstanding principal balance of auto loans facilitated through our platform as of December 31, 2018.

Fair value change of derivative liabilities

The fair value change of derivative liabilities is primarily related to bifurcated conversion features of our preferred shares, and to a lesser extent, related to the bifurcated share swap feature and redemption feature of our redeemable non-controlling interests. Upon the completion of our initial public offering, all of our preferred shares were converted into Class A ordinary shares on a one-for-one basis, and as such the derivative liabilities related to the bifurcated conversion features of our preferred shares, in the amount of RMB1,427.6 million as of December 31, 2017 and nil as of December 31, 2018, respectively, became shareholders’ equity.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, our company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. In addition, payments of dividends and capital in respect of our ordinary shares (and any consequential payments to the holders of our ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

British Virgin Islands

Some of our subsidiaries are companies incorporated in the British Virgin Islands. Under the current law of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2016, 2017 and 2018.

PRC

Generally, our PRC subsidiaries, our VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Youxinpai (Beijing) Information Technology Co., Ltd. obtained High and New Technology Enterprises, or HNTE, status in December 2016, and is eligible to enjoy a preferential tax rate of 15% from 2016 to 2019. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as “Software Enterprises” eligible for preferential tax treatments, and thus was exempted from corporate income tax in PRC in 2016 and 2017 and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

Our PRC subsidiaries, our VIEs and their subsidiaries are subject to VAT at a rate of 6% on the services provided and related surcharges, and 17% before April 30, 2018 and 16% since May 1, 2018 for the new cars sold.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to the shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our Class A ordinary shares or ADSs would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.”

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
			(in thousands)
Revenues:
To consumers (“2C”) — intra-regional
Transaction facilitation revenue	81,807	9.9	230,250	11.8	481,055	70,092	14.5
Loan facilitation revenue	314,172	38.1	944,406	48.4	1,564,620	227,972	47.2
To consumers (“2C”) — cross-regional
Transaction facilitation revenue	—	—	—	—	164,280	23,936	5.0
Loan facilitation revenue	—	—	—	—	209,445	30,517	6.3
To businesses (“2B”)
—Transaction facilitation revenue	293,224	35.6	519,276	26.6	606,599	88,384	18.3
Others	135,298	16.4	257,440	13.2	289,450	42,174	8.7
Total revenues	824,501	100.0	1,951,372	100.0	3,315,449	483,075	100.0
Cost of revenues	(533,371)	(64.7)	(747,788)	(38.3)	(1,138,995)	(165,957)	(34.4)
Gross Profit	291,130	35.3	1,203,584	61.7	2,176,454	317,118	65.6
Operating expenses:
Sales and marketing	(793,521)	(96.2)	(2,203,139)	(112.9)	(2,686,956)	(391,502)	(81.0)
Research and development	(167,791)	(20.4)	(226,010)	(11.6)	(329,430)	(47,999)	(9.9)
General and administrative(1)	(583,697)	(70.8)	(599,905)	(30.7)	(1,724,060)	(251,204)	(52.0)
Gains/(losses) from guarantee liability	1,983	0.2	2,284	0.1	(1,931)	(281)	(0.1)
Total operating expenses	(1,543,026)	(187.1)	(3,026,770)	(155.1)	(4,742,377)	(690,986)	(143.0)
Loss from operations	(1,251,896)	(151.8)	(1,823,186)	(93.4)	(2,565,923)	(373,868)	(77.4)
Interest (income)/expenses, net	677	0.1	(30,183)	(1.5)	(120,453)	(17,550)	(3.6)
Other expenses, net	(16,127)	(2.0)	(12,112)	(0.6)	(16,813)	(2,450)	(0.5)
Foreign exchange gains/(losses)	1,918	0.2	477	(0.0)	(8,232)	(1,199)	(0.2)
Fair value change of derivative liabilities	(116,056)	(14.1)	(885,821)	(45.4)	1,185,090	172,673	35.7
Loss before income tax expense	(1,381,484)	(167.6)	(2,750,825)	(141.0)	(1,526,331)	(222,394)	(46.0)
Income tax expense	(1,805)	(0.2)	(570)	(0.0)	(14,585)	(2,125)	(0.4)
Equity in (losses)/income of affiliates	(9,637)	(1.2)	3,597	(0.2)	2,631	383	0.1
Net loss	(1,392,926)	(168.9)	(2,747,798)	(140.8)	(1,538,285)	(224,136)	(46.4)

Note:

(1)         Share-based compensation in the amount of RMB226.4 million, RMB165.9 million and RMB1,052.0 million (US$153.3 million) in 2016, 2017 and 2018, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 69.9% from RMB1,951.4 million in 2017 to RMB3,315.4 million (US$483.1 million) in 2018.

2C business.  Revenues of our 2C business increased significantly by 106.0% from RMB1,174.7 million in 2017 to RMB2,419.4 million (US$352.5 million) in 2018, which was primarily attributable to the increases in both transaction facilitation revenue and loan facilitation revenue. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 4.0% and 5.5%, respectively, in 2017 and 2018. Revenues from our 2C intra-regional business increased by 74.2% from RMB1.2 billion in 2017 to RMB2.0 billion (US$298.1 million) in 2018. In addition, we generated revenues of RMB373.7 million (US$54.5 million) from our 2C cross-regional business as a result of our greater efforts in facilitating cross-regional transactions and higher pricing power enabled by our enhanced service and user experience.

•                  Transaction facilitation revenue.  The transaction facilitation revenue increased significantly by 180.3% from RMB230.3 million in 2017 to RMB645.3 million (US$94.0 million) in 2018, primarily due to the increases in the transaction volume and GMV of used cars sold through our 2C business as we expanded our nationwide footprint, especially in lower-tier cities, and as our loan facilitation services enabled more consumers to buy used cars. The number of used cars sold through our 2C business increased by 74.3% from 283,829 units in 2017 to 494,826 units in 2018, while the corresponding GMV increased by 53.0% from RMB26.0 billion to RMB39.8 billion (US$5.8 billion) during the same period. Our transaction facilitation revenue increase was also attributable to our greater efforts in facilitating cross-regional transactions and higher pricing power as a result of our enhanced service and user experience, as evidenced by the increase in transaction facilitation take rate, defined as the transaction facilitation revenue divided by the GMV of our 2C business, from 0.9% in 2017 to 1.6% in 2018.

•                  Loan facilitation revenue.  Our loan facilitation revenue increased significantly by 87.8% from RMB944.4 million in 2017 to RMB1,774.1 million (US$258.5 million) in 2018, primarily driven by the increases in the volume and amount of loans we facilitated, which was in turn primarily driven by the increase in the volume of used cars sold through our 2C business. The number of used car loans facilitated through our platform increased by 80.4% from 126,419 in 2017 to 228,082 in 2018, and the GMV of used car transactions financed by used car loans increased from RMB16.7 billion in 2017 to RMB27.0 billion (US$3.9 billion) in 2018. The number of loans for new cars facilitated through our platform was 13,660 in 2017 and 33,426 in 2018, and the GMV of new cars financed by loans was RMB1.6 billion in 2017 and RMB3.2 billion (US$467.4 million) in 2018. The amount of used car loans facilitated through our platform increased by 69.9% from RMB13.1 billion in 2017 to RMB22.2 billion (US$3.2 billion) in 2018, while the amount of loans for new cars facilitated through our platform increased from RMB1.6 billion in 2017 to RMB3.4 billion (US$497.4 million) in 2018. The increase in our loan facilitation revenue was also attributable to the increase in average service fee rate for used car loan facilitation, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, from 6.2% in 2017 to 7.0% in 2018.

2B business.  The transaction facilitation revenue of our 2B business increased by 16.8% from RMB519.3 million in 2017 to RMB606.6 million (US$88.4 million) in 2018, primarily attributable to our better service and higher pricing power. As a result, our transaction facilitation service take rate, as defined by the transaction facilitation revenue divided by the GMV of our 2B business, also increased from 3.0% to 4.0% during the same period. 2B business GMV decreased by 12.2% from RMB17.4 billion in 2017 to RMB15.3 billion (US$2.2 billion) in 2018, mainly as a result of the changes in our C2B business practices as we started to connect consumers with quality dealers on our platform instead of providing inspection and other services ourselves.

Others.  Our other revenues increased by 12.4% from RMB257.4 million in 2017 to RMB289.5 million (US$42.2 million) in 2018, primarily attributable to the increase of RMB50.8 million (US$7.4 million) in the revenues generated from commission of salvage cars sales.

Cost of revenues

Our cost of revenues increased by 52.3% from RMB747.8 million in 2017 to RMB1,139.0 million (US$166.0 million) in 2018, primarily as a result of the increases from RMB242.3 million in 2017 to RMB361.7 million (US$52.7 million) in 2018 in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sale service, costs of fulfillment, title transfer and registration, which were correspondingly driven by the increase in the transaction volume, as well as service fees to third-party financing partners.

Gross profit

As a result of the foregoing, our total gross profit increased by 80.8% from RMB1.2 billion in 2017 to RMB2.2 billion (US$317.1 million) in 2018. Our gross profit margin increased from 61.7 % in 2017 to 65.6% in 2018, primarily because our revenues increased faster than our cost of revenues. The increase of our gross profit margin was also attributable to the increase of our take rate from 3.6% in 2017 to 5.1% in 2018, as measured by the total used car transaction facilitation and loan facilitation revenues divided by our total GMV.

Sales and marketing expenses

Our sales and marketing expenses increased by 22.0% from RMB2.2 billion in 2017 to RMB2.7 billion (US$391.5 million) in 2018, primarily attributable to the increase in our salaries and benefits expenses by 61.5% from RMB644.4 million in 2017 to RMB1,040.8 million (US$151.6 million) in 2018, which was primarily due to the increased headcount from 6,190 as of December 31, 2017 to 7,224 as of December 31, 2018.

Research and development expenses

Our research and development expenses increased by 45.8% from RMB226.0 million in 2017 to RMB329.4 million (US$48.0 million) in 2018, primarily attributable to the increase from RMB184.7 million in 2017 to RMB245.3 million (US$35.7 million) in 2018 in salaries and benefits expenses for employees engaged in research and development, which was in turn driven by the higher headcount and increased average salary as a result of our continued efforts to strengthen our AI and other technological capabilities. Our research and development personnel headcount increased from 638 as of December 31, 2017 to 845 as of December 31, 2018.

General and administrative expenses

Our general and administrative expenses increased by 186.7% from RMB599.9 million in 2017 to RMB1,724.1 million (US$251.2 million) in 2018, primarily attributable to the increase from RMB238.1 million in 2017 to RMB452.3 million (US$65.9 million) in 2018 in salaries and benefits expenses, and the increase of RMB867.6 million (US$126.4 million) in share-based compensation following the consummation of our initial public offering, for employees engaged in management and administrative positions or involved in general corporate functions in 2018.

Gains/(losses) from guarantee liability

We recorded losses from guarantee liability of RMB1.9 million (US$0.3 million) in 2018, compared to gains from guarantee liability of RMB2.3 million in 2017. The change was primarily due to the increase in delinquency rate.

Interest (income)/expense, net

We had interest expense of RMB30.2 million in 2017 and RMB120.5 million (US$17.6 million) in 2018, attributable to the increase in our borrowings and convertible notes. Since we recognize the deposits of interest at present value, the gap between actual amount of disbursement and book value of deposits of interests is recognized as interest expense.

Other expenses, net

Other expenses increased from RMB12.1 million in 2017 to RMB16.8 million (US$2.5 million) in 2018.

Foreign exchange gains/(losses)

We had foreign exchange losses of RMB8.2 million (US$1.2 million) in 2018, compared to foreign exchange gains of RMB0.5 million in 2017. The change was primarily attributable to the appreciation of U.S. dollars against RMB in 2018.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was a gain of RMB1,185.1 million (US$172.7 million) in 2018, compared to a loss of RMB$885.8 million in 2017. The increase in value between 2017 and 2018 was primarily due to the decrease in the value of our company.

Income tax expense

We had income tax expense of RMB0.6 million and RMB14.6 million (US$2.1 million), respectively, in 2017 and 2018, primarily resulting from the net taxable income position of certain operating entities in the PRC.

Equity in (losses)/income of affiliates

Equity in income of affiliates decreased by RMB1.0 million from RMB3.6 million in 2017 to an income of RMB2.6 million (US$0.4 million) in 2018. The balance in 2017 was primarily attributable to the investment income recognized from revaluation of the previously held equity interest in Chefang and Baogu upon our acquisitions of the two entities in 2017.

Net loss

As a result of the foregoing, we had net losses of RMB2.7 billion and RMB1.5 billion (US$224.1 million), respectively, in 2017 and 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our revenues increased by 136.7% from RMB824.5 million in 2016 to RMB1,951.4 million in 2017.

2C business.  Revenues of our 2C business increased significantly by 196.6% from RMB396.0 million in 2016 to RMB1,174.7 million in 2017, which is attributable to the increases in both transaction facilitation revenue and loan facilitation revenue. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 2.5% and 4.0%, respectively, in 2016 and 2017.

•                  Transaction facilitation revenue.  The transaction facilitation revenue increased significantly by 181.5% from RMB81.8 million in 2016 to RMB230.3 million in 2017, primarily due to the increases in the volume and GMV of cars sold through our 2C business, which consist entirely of used cars, as we expanded our nationwide footprint, especially in lower-tier cities, and as our loan facilitation services enabled more consumers to buy used cars. The number of used cars sold through our 2C business increased by 118.2% from 130,076 units in 2016 to 283,829 units in 2017, while the corresponding GMV increased by 66.0% from RMB15,674 million to RMB26,016 million during the same period. Our transaction facilitation revenue increase was also attributable to our more comprehensive services provided to customers on our platform as well as higher pricing power, as evidenced by the increase in transaction facilitation take rate, defined as the transaction facilitation revenue divided by the GMV of our 2C business, from 0.5% in 2016 to 0.9% in 2017.

•                  Loan facilitation revenue.  Our loan facilitation revenue increased significantly by 200.6% from RMB314.2 million in 2016 to RMB944.4 million in 2017, primarily driven by the increases in the volume and amount of loans we facilitated, which was in turn primarily driven by the increase in the volume of used cars sold through our 2C business. The number of used car loans facilitated through our platform increased by 113.6% from 59,177 in 2016 to 126,419 in 2017, and the GMV of used car transactions financed by used car loans increased from RMB9,324 million in 2016 to RMB16,663 million in 2017. We started providing loan facilitation services for new cars in December 2016. The number of loans for new cars facilitated through our platform was 13,660 in 2017 and the GMV of new cars financed by loans in the same period was RMB1,613.6 million. The amount of used car loans facilitated through our platform increased by 110.7% from RMB6,199 million in 2016 to RMB13,065 million in 2017, while the amount of loans for new cars facilitated through our platform reached RMB1,582 million in 2017. The increase in our loan facilitation revenue was also attributable to the increase in average service fee rate for used car loan facilitation, as measured by the used car loan facilitation revenue divided by the total amount of used car loans facilitated, from 5.1% in 2016 to 6.2% in 2017.

2B business.  The transaction facilitation revenue of our 2B business increased by 77.1% from RMB293.2 million in 2016 to RMB519.3 million in 2017, primarily as a result of the increase in the GMV of used car sales facilitated by our 2B business. GMV increased by 68.5% from RMB10,313 million in 2016 to RMB17,378 million in 2017. The increase in GMV was in turn attributable to the increases in the volume and in the average selling price of cars sold through our 2B business, which increased by 41.5% and 19.0%, respectively. Our transaction facilitation revenue increase was also attributable to our better service and higher pricing power, and as a result, our transaction facilitation service take rate, as defined by the transaction facilitation revenue divided by the GMV of our 2B business, also increased from 2.8% to 3.0% during the same period.

Others.  Our other revenues increased by 90.3% from RMB135.3 million in 2016 to RMB257.4 million in 2017, primarily attributable to the revenue of RMB71.4 million generated from new car sales and RMB33.0 million generated from interest income from our Easy Loan program in 2017, while we did not have any revenue from new car sales or interest income of our Easy Loan program in 2016.

Cost of revenues

Our cost of revenues increased by 40.2% from RMB533.4 million in 2016 to RMB747.8 million in 2017, primarily as a result of the increase in salaries and benefits expenses as we hired more employees to expand our nationwide footprint and our service offerings, and to a lesser extent, due to the increase in costs in relation to new cars sold.

Gross profit

Our total gross profit increased by 313.5% from RMB291.1 million in 2016 to RMB1,203.6 million in 2017. Our gross profit margin increased from 35.3% in 2016 to 61.7% in 2017, primarily because our revenues, particularly revenues from our loan facilitation services, increased faster than our cost of revenues. The increase of our gross profit margin was also attributable to the increase of our take rate from 2.6% in 2016 to 3.6% in 2017, as measured by the total used car transaction facilitation and loan facilitation revenues divided by our total GMV.

Sales and marketing expenses

Our sales and marketing expenses increased by 177.6% from RMB793.5 million in 2016 to RMB2,203.1 million in 2017, primarily attributable to the increase in our branding and customer acquisition cost, and to a lesser extent, attributable to the increase in the compensation to the sales and marketing personnel. Our branding expenses increased by 413.5% from RMB165.9 million in 2016 to RMB851.9 million in 2017, and our customer acquisition cost increased by 99.3% from RMB229.0 million in 2016 to RMB456.4 million in 2017, as we increased our spending on brand advertising to further enhance our brand nationwide and on user acquisition, including through internet portals and search engines. Our sales and marketing personnel compensation expenses increased by 152.6% from RMB255.1 million in 2016 to RMB644.4 million in 2017, primarily due to the increased headcount from 2,518 as of December 31, 2016 to 6,190 as of December 31, 2017.

Research and development expenses

Our research and development expenses increased by 34.7% from RMB167.8 million in 2016 to RMB226.0 million in 2017, primarily attributable to the increase in salaries and benefits expenses for employees engaged in research and development, which was in turn driven by the higher headcount and increased average salary as a result of our continued efforts to strengthen our AI and other technological capabilities. Our research and development personnel headcount increased from 496 as of December 31, 2016 to 638 as of December 31, 2017.

General and administrative expenses

Our general and administrative expenses increased by 2.8% from RMB583.7 million in 2016 to RMB599.9 million in 2017, primarily attributable to the increase in salaries and benefits expenses for employees engaged in management and administrative positions or involved in general corporate functions.

Gains from guarantee liability

Our gains from guarantee liability changed from RMB2.0 million in 2016 to RMB2.3 million in 2017, primarily due to the significant increase in the total amount of loans facilitated through our platform, and our ability to better estimate our risk exposure to record adequate guarantee liabilities because we have a longer track record of facilitating loans.

Interest (income)/expense, net

We had interest income of RMB0.7 million in 2016, and interest expense of RMB30.2 million in 2017. The change from net interest income to net interest expense was attributable to the higher amount of interest expense incurred as we disbursed increased deposits of interest to our financing partners. Since we recognize the deposits of interest at present value, the gap between actual amount of disbursement and book value of deposits of interests is recognized as interest expense.

Other expenses, net

Other expenses decreased from RMB16.1 million in 2016 to RMB12.1 million in 2017.

Foreign exchange gains

Foreign exchange gains changed from RMB1.9 million in 2016 to RMB0.5 million in 2017, primarily attributable to our offshore deposits.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was RMB116.1 million in 2016, compared to RMB885.8 million in 2017. The increase in value between 2016 and 2017 was primarily due to an increase in the value of our company.

Income tax expense

We had income tax expense of RMB1.8 million and RMB0.6 million, respectively, in 2016 and 2017, primarily resulting from the net profit position of certain operating entities in the PRC.

Equity in (losses)/income of affiliates

Equity in (losses)/income of affiliates increased by RMB13.2 million from a loss of RMB9.6 million in 2016 to an income of RMB3.6 million in 2017, primarily attributable to the investment income recognized from revaluation of the previously held equity interest in Chefang and Baogu upon our acquisitions of the two entities.

Net loss

As a result of the foregoing, we had net losses of RMB1,392.9 million and RMB2,747.8 million, respectively, in 2016 and 2017.

Critical Accounting Policies

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, we have been conducting our online auction platforms through VIEs. In 2015, the restrictions on foreign-owned shareholding percentage in online data processing and transaction processing (operating E-commerce) business in China was partially removed. Therefore, certain of our eligible WFOEs have applied for and obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating E-commerce). As a result, certain of our WFOEs have been operating our main online platforms instead of our VIEs since then. Our VIEs mainly conduct other online platforms to provide internet information services and they are holding some of our intellectual properties as well. Revenues from VIEs accounted for approximately 12.6%, 12.5% and 10.2% of our total revenues in the years ended December 31, 2016, 2017 and 2018.

We have entered into a series of contractual arrangements, including exclusive option agreement, equity pledge agreements and exclusive business cooperation agreements, with our VIEs and their respective shareholders. As a result of our direct ownership in our WFOEs and the contractual arrangements relating to our VIEs, we are regarded as the primary beneficiary of our VIEs In accordance with ASC 810, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Any changes in PRC laws and regulations that affect our ability to control our VIEs might preclude us from consolidating the entities in the future. We will continually evaluate whether we are the primary beneficiary of our VIEs as facts and circumstances change.

Revenue recognition

We primarily engage in operating a used car e-commerce platform through our mobile apps, Uxin Used Car and Uxin Auction, and websites, www.xin.com and www.youxinpai.com, providing used car transaction services and financing solutions offered by third-party financing partners. Revenue principally represents transaction facilitation revenue, loan facilitation revenue and others.

We adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

To achieve that core principle, an entity should apply five steps defined under Topic 606. We assesse our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. Under the 2C business, we identified warranty services and other transaction facilitation services as performance obligations when there is no loan facilitated, and identified a third performance obligation of loan facilitation services when there is a loan facilitated. We therefore considered the appropriate method to allocate the transaction price to each performance obligation based on the relative standalone selling prices of the services being provided. We do not sell all these services separately, and therefore, in estimating the standalone selling price for services that are not directly observable, we considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, we consider selling prices of similar services. Revenue is recognized upon transfer of control of promised goods or services to a customer.

From time to time, we provide cash incentives to both buyers and sellers. These incentives are given in the form of either a cash bonus to sellers or a discount coupon to buyers, and are applied to the same transaction. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net of cash incentives, value-added tax and related surcharges collected from customers, which are subsequently remitted to government authorities.

2C

Our online platform and offline infrastructure facilitate used car dealers to list and sell used cars to individual consumers via cross-regional service and intra-regional service We started our cross-regional transaction facilitation service in the first quarter of 2018. The cross-regional transaction facilitation services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located; whereas intra-regional transaction facilitation services cater to local individual consumers. Our offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. We do not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached. For those transactions with financing solutions offered by third-party financing partners, we have identified three performance obligations —transaction facilitation services, loan facilitation services and warranty services. The revenue relating to warranty services is deferred and recognized over the warranty period as we stand ready to perform during that period. The transaction facilitation revenue is recognized at a point in time when the service is rendered, which occurs upon the completion of the successful transaction. We earn loan facilitation revenue from the borrowers along with the cross-regional and intra-regional transaction facilitation services. We provide intermediary matching services to both the Borrowers and the third-party financing partner, which we describe as a loan facilitation service. The performance obligation is satisfied at a point in time upon completion of a transaction, and the loan facilitation revenue is recognized accordingly when the service is rendered.

2B

Launched in 2011, our 2B business, Uxin Auction(优信拍), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Business sellers include used car dealers, 4S dealership, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufactures and large corporation that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. We earn transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of the selling price of the underlying car or a minimum amount is recognized at a point in time following the transfer of control of such services to the customer, which occurs upon the completion of a successful transaction. As we do not assume inventory risk for the used cars, we are considered to be an agent in accordance with ASC 606. Accordingly, we recognize the transaction facilitation income when the performance obligation is satisfied.

Others

Other revenue mainly comprises of revenues from new car sales, commission from salvage car sales, interest income from financial lease, etc.

The revenue from sales of new cars is recognized when the title of the car is transferred to the buyer. Commission income of salvage car sales is charged to the buyer and recognized upon completion of the transaction.

In addition, prior to September 2015, we provided funds to consumers in the form of financial lease agreements. We continue to provide loans through our Easy Loan program to selected dealers in the form of financial lease agreements to help finance their inventory. In the second half of 2018, we started to provide funds in the form of financial lease agreements to selected borrowers in addition to facilitating loans for the purchase of cars. In these arrangements, we are considered the loan originator and hold such loans on our balance sheet. We generate interest income from these arrangements. Interest income is measured at amortized cost using the effective interest method.

Remaining performance obligations

Revenue allocated to remaining performance obligations represent deferred revenue that has not yet been recognized. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB115.2 million (US$16.8 million). We expect to recognize 100% of this revenue over the next 12 months.

Advance to consumers on behalf of financing partners

We facilitate loans extended by third-party financing partners to consumers through our online platform. We started to cooperate with third-party financing partners in September 2015. From September 2015, the funds for the consumer loans have been primarily provided by third-party financing partners, while we provide services to facilitate such financing transactions. Pursuant to our cooperation arrangements with the financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, we advance the funds needed to purchase the car to the consumer on the financing partners’ behalf to the applicable car dealers directly. The third-party financing partners shall then pay the corresponding amount to us as agreed in the cooperation agreements. As of December 31, 2016, 2017 and 2018, the outstanding balance of our advances to consumers on behalf of financing partners were RMB31.1 million, RMB827.4 million and RMB521.9 million (US$76.0 million), respectively.

Financial lease receivables

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements we entered into with consumers before we started to cooperate with third-party financing partners in September 2015.

We provide short-term inventory financing to certain selected car dealers through the Easy Loan program. Those car dealers can apply and obtain loans through the Easy Loan program to acquire cars for their inventories. In connection with the Easy Loan program, we and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made in direct connection to the financial lease contracts entered into between us and the dealers for the underlying cars. Pursuant to the financing business cooperation agreement, we extend the loan first to the car dealers and then transfer the financial lease receivables to the third-party financing partner. Subsequently, we withdraw loans from the third-party financing partner up to the credit limit granted by the third-party financing partner for the car dealers. The financing business cooperation agreement also establishes our role as the guarantor for the loan balance outstanding from the third-party financing partner to the car dealers.

We started to cooperate with third-party financing partners in September 2015. Before September 2015, we entered into finance lease arrangements with consumers who needed financing in the car purchases. In the second half of 2018, we started to provide funds in the form of financial lease agreements to selected borrowers in addition to facilitating loans for the purchase of cars.

Financial lease receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when we have determined the balance is uncollectible. In general, we consider financial lease receivables meeting any of the following conditions as uncollectible: (i) death of the borrower; (ii) identification of fraud, and the fraud is officially reported to and filed with relevant law enforcement departments or (iii) the amount remained outstanding 180 days past due and therefore deemed uncollectible.

Guarantee liabilities

The third-party financing partners offer financing solutions to the borrowers and we provide a guarantee in the event of default. We guarantee full repayment of principal and accrued and unpaid interest to financing partners of all consumer auto loans facilitated through our platform. Depending on the specific arrangements with each financing partner, once a loan is in default for more than eight days, we may be obligated to pay any overdue payments to the financing partner. Once a loan is in default for more than 85 days, three consecutive installments, or six installments in total, we may be obligated to pay the remaining loan balance and any other payments due to the financing partner. We also post security deposits to financing partners in the aggregate amount of 12.7%, 9.6% and 8.4% of the aggregate outstanding loan balance of loans originated by the financing partner as of December 31, 2016, 2017 and 2018, respectively. If additional loans are originated by a financing partner through our platform, we post additional security deposit to the financing partner. The delinquency rates by used car loan balance as of December 31, 2018 that were 1 to 29, 30 to 59, 60 to 89 and 90 or more calendar days past due were 0.75%,0.49%,0.21%,1.41%, respectively.

The financial guarantee is within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers” ASC 606. The liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value.

Subsequent to the initial recognition of the guarantee liability, our guarantee obligations are measured as a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 is determined on a loan-by-loan basis and is reduced as we are released from the underlying risk, meaning as the loan is repaid by the borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as we are released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in “gains/(losses) from guarantee liability” in the consolidated statements of comprehensive loss by a systematic and rational amortization method, e.g. over the term of the loan.

As of December 31, 2016, 2017 and 2018, our total guarantee liabilities were RMB76.3 million, RMB173.9 million and RMB321.3 million (US$46.8 million), respectively. As of December 31, 2016, 2017 and 2018, the total outstanding principal balance of loans that we facilitated through our platform reached RMB5.3 billion, RMB14.8 billion and RMB27.6 billion (US$4.0 billion), respectively, which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee as of each of these dates. Based on our management’s assessment, the estimated value of collateral approximated the amounts of maximum potential future payments.

Goodwill

In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate the total fair value of the reporting unit using discounted cash flow analysis, and make assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

In 2017, we acquired Chefang and Baogu and have consolidated their financial results in our consolidated financial statements since the respective dates of acquisitions. As of December 31, 2018, we recorded goodwill in the amount of RMB4.1 million (US$0.6 million) and RMB4.2 million (US$0.6 million) for Chefang and Baogu, respectively. As there were no identifiable intangible assets from the acquisitions of Chefang and Baogu, the goodwill is not amortized but is tested for impairment in accordance with ASC350. In 2018, RMB3.7 million of goodwill impairment loss was recorded for Chefang.

In 2018, we acquired Zhejiang Dongwang Internet Technology Co., Ltd., or Dongwang, and have consolidated its financial results in our consolidated financial statements since the date of acquisition. As of December 31, 2018, we recorded goodwill in the amount of RMB38.2 million (US$5.6 million).There were identifiable intangible assets from the acquisition of Dongwang. Those intangible assets were recognized and measured at fair value upon acquisition and amortized over five years. Goodwill is not amortized but is tested for impairment in accordance with ASC350.

Share-based compensation

We follow ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant-date fair values. We classify the share-based awards granted as equity awards, and have elected to recognize compensation expense relating to the share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

Under ASC 718, we apply the Binomial option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

In February 2018, we adopted the Amended and Restated Plan. Under the Amended and Restated Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards granted under the Amended and Restated Plan is 102,040,053.

Options

We granted 11,618,090, 12,819,330 and 25,224,000 options to our employees, with a weighted average exercise price of US$1.01, US$2.13 and US$2.90, for the years ended December 31, 2016, 2017 and 2018. No options granted to employees were exercisable as of December 31, 2016 and 2017, whereas 18,659,232 options were exercisable as of December 31, 2018. No options granted to key management were exercisable as of December 31, 2016, whereas 9,800,000 and 7,300,000 options granted to key management became exercisable as of December 31, 2017 and 2018, respectively.

The following table sets forth the information relating to the options granted in the years ended December 31, 2016, 2017 and 2018:

Grant date	Number of options	Weighted- average exercise price	Weighted average fair value of options	Fair value of the underlying ordinary shares as of the grant date
		US$	US$	US$
Year ended December 31, 2016	11,618,090	1.01	1.31	$1.54 - $2.26
Year ended December 31, 2017	12,819,330	2.13	1.72	$2.26 - $4.48
Year ended December 31, 2018	25,224,000	2.90	3.32	$1.62 - $5.29

The options granted were measured at fair value on the dates of grant using the Binomial option pricing model with the following assumptions:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
Expected volatility(1)	45% - 53%	43% - 51%	42%-47%
Risk-free interest rate (per annum)(2)	2.08% - 2.40%	2.08% - 2.32%	2.49%~2.69%
Exercise multiple(3)	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield(4)	0%	0%	0%
Contractual term (in years)(5)	10	10	10

(1)         The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options.

(2)         The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our options in effect at the option valuation date.

(3)         The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication.

(4)         The expected dividend yield is zero as we have never declared or paid any cash dividends on our shares, and we do not anticipate any dividend payments in the foreseeable future.

(5)         The contractual term is the contract life of the option.

Under the Amended and Restated Plan, employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his or her option grants at the end of each year of completed service.

As of December 31, 2018, the fair value of vested and nonvested options granted to employees and management amounted to RMB190.2 million (US$27.7 million) and RMB164.9 million (US$24.0 million), respectively, and a share-based compensation expense of RMB426.4 million (US$63.6 million) was recognized for the vested options.

Other share-based awards

For the year ended December 31, 2016, we recorded share-based compensation expense of RMB226.4 million for issuance and grant of 19,985,520 ordinary shares to our management in April 2016.

In September 2017, one of our preferred shareholders transferred 6,686,020 series A preferred shares and 10,590,390 series B preferred shares with a consideration of US$41.2 million to Gao Li Group, which is controlled by Mr. Kun Dai, the chairman of our board of directors and chief executive officer. The difference between the transfer price and the fair value of preferred shares transferred was RMB137.7 million and was recognized as compensation expense to Mr. Kun Dai in September 2017.

In June 2018, we recorded share-based compensation expense of RMB620.4 million for the issuance of 17,742,890 restricted shares to Mr. Kun Dai, which were vested immediately upon consummation of a successful initial public offering.

On May 25, 2018, one of our executive officers exercised his vested options to acquire 3,333,330 ordinary shares. In addition, we also offered vesting acceleration to that executive officer’s 1,666,670 unvested options on May 25, 2018 and the executive officer also exercised such options to acquire 1,666,670 ordinary shares. Therefore, in May 2018, we recorded all remaining unrecognized compensation costs which were accelerated in the amount of RMB31.8 million.

On June 27, 2018, RMB5.2 million share-based compensation was recorded as the redesignation of our ordinary shares and super voting power was granted to the beneficial owner of our Class B ordinary shares, Mr. Kun Dai.

Fair value of our ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

	Fair value of ordinary shares (US$)	Discount rate	DLOM
Year ended December 31, 2016	$1.54 - $2.26	16.5%	10%
Year ended December 31, 2017	$2.26 - $4.48	15%	10%
Year ended December 31, 2018	$1.62 - $5.29	N/A	N/A

All the valuations set forth in the above table were performed on retrospective basis. We obtained a retrospective valuation instead of a contemporaneous valuation, because, on the various valuation dates, our financial and limited human resources were principally focused on our business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

As our primary approach in determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

Discount rates

The discounted cash flow method of the income approach involves applying appropriate discount rates to discount the forecasted future cash flows to the present value. We have considered the cost of equity in determining an appropriate discount rate.

Cost of equity

We calculated the cost of equity of the business as of the valuation dates using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity is determined with consideration of the risk-free rate, systematic risk, equity market premium, size of our company, the scale of our business and our ability to achieve forecasted projections. In deriving the cost of equity, certain publicly traded companies involving similar business were selected for reference as our guideline companies. To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards used car e-commerce businesses, the guideline companies were selected with consideration of the following factors: (i) the guideline companies should provide similar services, and (ii) the guideline companies should either have their principal operations in Asia Pacific region, as we operate in China, or are publicly listed companies in the United States as we plan to list our shares in the United States.

Discount for lack of marketability, or DLOM

We also applied a discount for lack of marketability, or DLOM, of 10%, to reflect the fact that there is no ready market for shares in a closely-held company like us. When determining the DLOM, the Finnerty’s Average Strike put options model was used. In this model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the volatility of the share price of the guideline companies engaged in the same industry.

The increase in the fair value of our ordinary shares through 2016, 2017 and 2018 was primarily attributable to our continued revenue growth, significant growth of our 2C business, and anticipated higher revenue growth rate and lower discount rate due to a longer track record in achieving growth and the completion of our initial public offering.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.                                    Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB661.2 million, RMB1,834.2 million and RMB2,281.3 million (US$332.4 million) in 2016, 2017 and 2018, respectively. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

•                  In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.

•                  In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million.

•                  Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The convertible notes will become due and payable on June 27, 2019, or the Maturity Date, unless earlier converted, and the purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after June 27, 2018 to and including the Maturity Date, which right may be exercised twice only. The conversion price per Class A ordinary share of the CNCB Note and the GF Note equals 109.5% and 108% of the initial public offering price per Class A ordinary share, respectively, and such conversion price may be adjusted. The CNCB Note and the GF Note each bears an interest rate of 6% and 6.5%, respectively, payable until the Maturity Date or such other times as the Notes are earlier repaid or redeemed; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

•                  As of December 31, 2018, we had an outstanding balance of short-term borrowings of RMB624.6 million (US$91.0 million) due within 12 months, with a fixed annual interest rate of between 4.8% and 12.0%.

As of December 31, 2018, we had RMB801.0 million (US$116.7 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, deposits placed with financial institutions that can be added to or withdrawn without limitation, and short-term and highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less. As of December 31, 2018, we had RMB2,013.0 million (US$293.3 million) in restricted cash, which consisted primarily of security deposits for the guarantees we provided to our third-party financing partners for the repayment of consumer auto loans facilitated through our 2C business. As of December 31, 2016, 2017 and 2018, the restricted cash in relation to our guarantees to financing partners represented 12.7%, 9.6% and 8.4% of the outstanding facilitated loan balance as of each of those dates, respectively. As of December 31, 2018, we had RMB596.1 million (US$86.9 million) in short-term investments, which consisted of interest-bearing deposits and investment products placed with financial institutions with remaining maturities of over three months but less than twelve months.

We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continuing operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2018, 42.1% of our cash and cash equivalents and short-term investments were denominated in Renminbi and held in China, and the remaining cash and cash equivalents and short-term investments, denominated in U.S. dollars or Hong Kong dollars, were held outside China. As of the same date, 4.9% of our cash and cash equivalents and short-term investments were held by our VIEs and their subsidiaries.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we expect to receive from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries or VIEs, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•                  capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•                  loans by us to our PRC subsidiaries and VIEs to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.”

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Due to restrictions on the distribution of share capital from our PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of our PRC subsidiaries’ net assets was RMB978.2 million (US$142.5 million), representing 41.1% of our total consolidated net assets as of December 31, 2018. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. We can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities’ respective net assets calculated in accordance with China accounting standards.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(661,210)	(1,834,243)	(2,281,333)	(332,400)
Net cash generated from / (used in) investing activities	9,341	(1,498,219)	(1,474,417)	(214,829)
Net cash (used in) / generated from financing activities	(133,001)	3,288,842	4,274,052	622,748
Effect of exchange rate changes on cash and cash equivalents	6,464	3,334	(9,278)	(1,352)
Net (decrease) / increase in cash and cash equivalents	(778,406)	(40,286)	509,024	74,167
Cash and cash equivalents at beginning of the year	1,110,665	332,259	291,973	42,542
Cash and cash equivalents at end of the year	332,259	291,973	800,997	116,709

Operating Activities

Net cash used in operating activities was RMB2,281.3 million (US$332.4 million) for the year ended December 31, 2018. In 2018, the difference between our net cash used in operating activities and our net loss of RMB1,538.3 million (US$224.1 million) mainly resulted from certain non-cash expenses, including fair value change of derivative liabilities of RMB1,185.1 million (US$172.7 million), share-based compensation of RMB1,052.0 million (US$153.3 million), and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in receivables, prepaid expenses and other current assets of RMB595.3 million (US$86.7 million), a decrease in deposit of interests from consumers and payable to financing partners of RMB563.5 million (US$82.1 million) and an increase in advance to sellers of RMB446.4 million (US$65.0 million), partially offset by an increase in payables, accruals and other current liabilities of RMB654.3 million (US$95.3 million) and an increase in advance to consumers on behalf of financing partners of RMB305.5 million (US$44.5 million). The increase in receivables, prepaid expenses and other current assets was primarily attributable to the increase of prepaid marketing and consulting expenses. The decrease in deposit of interests from consumers and payable to financing partners was primarily because of the upfront deposit of interests from consumers and payable to financing partners were no longer collected. The increase in advance to sellers was primarily attributable to the expansion of 2C cross-regional business.

Net cash used in operating activities was RMB1,834.2 million for the year ended December 31, 2017. The difference between our net cash used in operating activities and our net loss of RMB2,747.8 million mainly resulted from certain non-cash expenses or gains, including shared-based compensation of RMB165.9 million, the fair value change of derivative liabilities of RMB885.8 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in payables, accruals and other current liabilities of RMB911.6 million, an increase in deposit of interests from consumers and payable to financing partners of RMB628.9 million, partially offset by an increase in advance to sellers of RMB200.5 million, and an increase in loan recognized as a result of payment under the guarantee of RMB440.4 million. The increase in payables, accruals and other current liability was primarily attributable to our increasing guarantee liability driven by the fast growth of our loan facilitation business. The increase in deposit of interests from consumers and payable to financing partners was primarily attributable to the upfront deposit of interests collected from consumers and payable to financing partners and was in line with the growth of our loan facilitation business. The increase in advance from buyers collected on behalf of sellers was primarily attributable to the rapid expansion of our 2B business.

Net cash used in operating activities was RMB661.2 million for the year ended December 31, 2016. For the year ended December 31, 2016, the difference between our net cash used in operating activities and our net loss of RMB1,392.9 million mainly resulted from certain non-cash expenses, including share-based compensation of RMB226.4 million, the fair value change of derivative liabilities of RMB116.1 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in deposit of interests from consumers and payable to financing partners of RMB400.6 million, partially offset by an increase in financial lease receivables of RMB347.3 million. The increase in deposit of interests from consumers and payable to financing partners was primarily attributable to the upfront deposit of interests collected from consumers and payable to financing partners and was in line with our loan facilitation business’ growth. The increase in financial lease receivables was primarily attributable to the growth of our Easy Loan program.

Investing Activities

Net cash used in investing activities was RMB1,474.4 million (US$214.8 million) for the year ended December 31, 2018, primarily attributable to the increases in short-term investments and restricted cash of RMB595.1 million (US$86.7 million) and RMB395.8 million (US$57.7 million), respectively.

Net cash used in investing activities was RMB1,498.2 million for the year ended December 31, 2017, which was primarily attributable to an increase in restricted cash of RMB911.4 million, the loan extended to a related party of RMB451.4 million, and the cash paid for long term investments of RMB152.7 million.

Net cash generated from investing activities was RMB9.3 million for the year ended December 31, 2016, which was primarily attributable to the decrease in short-term investments of RMB670.8 million, partially offset by an increase in restricted cash of RMB566.7 million.

Financing Activities

Net cash generated from financing activities was RMB4,274.1 million (US$622.7 million) for the year ended December 31, 2018, primarily attributable to net proceeds of RMB2,574.0 million (US$375.0 million) from initial public offering and issuance of convertible notes.

Net cash generated from financing activities was RMB3,288.8 million for the year ended December 31, 2017, which was primarily attributable to proceeds of RMB2,721.1 million from issuance of convertible redeemable preferred shares.

Net cash used in financing activities was RMB133.0 million for the year ended December 31, 2016, which was primarily attributable to repurchase of ordinary shares of RMB306.0 million and repayment of borrowings of RMB183.0 million, partially offset by proceeds from issuance of convertible redeemable preferred shares of Fairlubo and our company of RMB162.2 million.

Holding Company Structure

Uxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, Uxin Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIEs may allocate a portion of their after-tax profits based on China accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

The table below sets forth the respective revenues and assets contribution of Uxin Limited and our subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net Revenues			Total Assets
	For the Year Ended December 31, 2016	For the Year Ended December 31, 2017	For the Year Ended December 31, 2018	As of December 31, 2017	As of December 31, 2018
Uxin Limited and its wholly-owned subsidiaries	87.4%	87.5%	89.8%	90.5%	96.1%
VIEs	12.6%	12.5%	10.2%	9.5%	3.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: The percentages exclude the inter-company transactions and balances between Uxin Limited and its subsidiaries and the VIEs.

Capital Expenditures

We made capital expenditures of RMB94.9 million, RMB81.2 million and RMB133.9 million (US$19.5 million) in 2016, 2017 and 2018, respectively. In these periods our capital expenditures were mainly used for the purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

C.                                    Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	(in RMB thousands)
Borrowings	1,106,389	349,616	523,773	233,000	—
Interests payable	127,653	58,584	57,904	11,165	—
Operating lease commitments	345,514	102,057	82,361	50,116	110,980
Total	1,579,556	510,257	664,038	294,281	110,980

The borrowings and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable.

Our operating lease commitments relate to our leases of offices, including our nationwide service network which are under non-cancellable operating lease agreements.

We make guarantees to the financing partners for the repayment of the loans facilitated through our 2C business pursuant to our agreements with the financing partners. According to the guarantee arrangement, the terms of the guarantee could be either two years or three years. As of December 31, 2018, our total guarantee liabilities were RMB321.3 million (US$46.8 million), and the total outstanding principal balance of loans that we facilitated through our platform was RMB27.6 billion (US$4.0 billion), which, plus the accrued and unpaid interests, represents the maximum potential future payments that we could be required to make under the guarantee.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

Item 6.         Directors, Senior Management and Employees

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	37	Chairman of the Board of Directors and Chief Executive Officer
Zhen Zeng	37	Director and Chief Financial Officer
Dou Shen	39	Director
Cheung Lun Julian Cheng	45	Director
Rong Lu	48	Independent Director
Brian Hongdi Gu	46	Independent Director
William Peng	40	Chief Operating Officer
Wenbing Jing	38	Chief Strategy Officer
Xin Wang	35	Chief Marketing Officer
Hui Qiu	32	Chief Technology Officer

Mr. Kun Dai is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Mr. Dai has been involved in internet and automobile industries for over ten years. Mr. Dai founded one of China’s first online used car websites, CarResume.com, in 2005. From 2007 to 2011, Mr. Dai worked at an NYSE-listed auto information provider, BitAuto, first as deputy general manager and later as vice president. Mr. Dai received a master’s degree in Commerce from Cardiff University.

Mr. Zhen Zeng joined us in 2011 and serves as our chief financial officer. He has also served as our director since June 2018. Mr. Zeng has over ten years of experience in finance. From 2010 to 2011, Mr. Zeng served as a vice president in finance at Civa Printal. From 2006 to 2010, Mr. Zeng served as an audit manager at PricewaterhouseCoopers. Mr. Zeng received a master’s degree in Commerce and Accounting from Griffith University.

Mr. Dou Shen has been serving as our director since May 2018. Presently, Mr. Shen is a vice president at Baidu Search and also responsible for the operation of Baidu Feed. From 2012 to 2017, Mr. Shen had served as several senior management roles including technical director and senior technical director of Web Search Department, executive director of Financial Services Group and deputy director and technical director of Research and Development Department of Baidu Inc. Mr. Shen received his bachelor’s degree from North China Electric Power University, master degree from Tsinghua University and doctoral degree from Hong Kong University of Science and Technology.

Mr. Cheung Lun Julian Cheng has been serving as our director since March 2014. Presently, Mr. Cheng is a managing director at Warburg Pincus Asia LLC and co-leads Warburg Pincus’ business in China. Mr. Cheng joined Warburg Pincus in 2000. Prior to joining Warburg Pincus, Mr. Cheng was in investment banking with Salomon Smith Barney and Deutsche Bank in Hong Kong. Mr. Cheng received a bachelor’s degree from Harvard University.

Ms. Rong Lu has been serving as our director since October 2017. Presently, Ms. Lu is an independent venture capitalist investing in technology start-ups in the United States and China. In 2006, she co-founded DCM China, an early-stage venture capital firm. During her more than 12-year tenure at DCM, Ms. Lu invested in and served as a board member for many companies including YUM China, Kuaishou, BitAuto Holdings Ltd., E-Commerce China Dangdang Inc., Pactera Technology International Ltd., DXY.cn, and HaoDF.com. She also served as an independent director and Chairman of the special committee for iKang Healthcare Group, Inc. and iDreamSky Technologies Limited before they were taken private. Prior to joining DCM in 2003, Ms. Lu was a Vice President in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. in Menlo Park, California. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics from the University of Maryland, Baltimore County.

Mr. Brian Hongdi Gu has served as our independent director since June 2018. Presently, Mr. Gu is also a president at Xiaopeng Motors. From 2004 to 2018, Mr. Gu worked at JPMorgan Chase & Co where he served as a chairman of Asia Pacific investment banking. From 1999 to 2004, Mr. Gu served as a vice president at Lehman Brothers Holdings Inc. Mr. Gu received his bachelor’s degree from University of Oregon, doctoral degree from University of Washington and MBA from Yale University.

Mr. William Peng joined us in 2015 and serves as our chief operating officer. From 2006 to 2015, Mr. Peng was an executive director at Warburg Pincus, in charge of investment and portfolio management of China TMT businesses, and led Warburg Pincus’ Series C investment in our company. From 2002 to 2006, Mr. Peng served as a senior associate, senior director, and general manager of gaming sector at Sina. From 2000 to 2002, Mr. Peng was an investment banking analyst in Deutsche Bank’s New York office. Mr. Peng received a Bachelor’s degree in Computer Science from Cornell University.

Mr. Wenbing Jing joined us in 2011 and serves as our chief strategy officer. From 2015 to 2016, Mr. Jing served as our vice president and general manager of marketing division of Uxin Auction. From 2011 to 2015, Mr. Jing served as our vice president and general manager of Uxin Auction’s South China business. From 2007 to 2010, Mr. Jing worked at New World Group and gained experiences in platform trading industry. Mr. Jing received a master’s degree in Law from Cardiff University.

Ms. Xin Wang joined us in 2016 and serves as our chief marketing officer. From 2015 to 2016, Ms. Wang was a senior marketing director at Uber China. Before that, Ms. Wang served as management consultant in Booz & Company and Oliver Wyman. She received a master’s degree in Management from Yale University.

Ms. Hui Qiu joined us in 2014 and serves as our chief technology officer. From 2011 to 2014, Ms. Qiu worked at Qihoo 360. From 2008 to 2011, Ms. Qiu worked at Tencent Research Institute. In 2008, Ms. Qiu worked at Microsoft Research Asia. Ms. Qiu received a master’s degree in Software Engineering from Peking University.

B.                                    Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2018, we paid an aggregate of RMB5.0 million (US$0.7 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018 and November 2018, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. In November 2018, we increased the number of shares reserved for future awards under the plan, and renamed it 2018 Second Amended and Restated Share Incentive Plan, which we refer to as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 102,040,053 Class A ordinary shares. As of February 28, 2019, 133,334 restricted share units and 54,124,044 share options have been issued and outstanding under the Amended and Restated Plan.

The following paragraphs summarize the terms of the Amended and Restated Plan.

Types of Awards. The Plan permits the awards of options, stock appreciation right, dividend equivalent right, restricted shares and restricted share units or other right or benefit under the Plan.

Plan Administration. The board or a committee appointed by the board acts as the plan administrator. The plan administrator will determine the participants who are to receive awards, the type or types of awards to be granted, the number of awards to be granted, and the terms and conditions of each award grant. The plan administrator can amend outstanding awards and interpret the terms of the Amended and Restated Plan and any award agreement.

Award Agreement.  Awards granted under the Amended and Restated Plan are evidenced by an award agreement that sets forth the terms and conditions for each grant.

Exercise Price.  The excises price of an option will be determined by the plan administrator, but in the case of an award issued in connection with acquisitions, the exercise or purchase price for the award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such award.

Eligibility.  We may grant awards to our employees, consultants, and all members of the board, and other individuals.

Term of the Awards. The term of each option or share appreciation right granted under the Amended and Restated Plan shall not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the relevant award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator. The grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the administrator.

Termination. The plan shall terminate in February 2028, provided that our board may terminate the plan at any time and for any reason.

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of February 28, 2019:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	Exercise Price ($/Share)	Grant Date	Expiration Date
Kun Dai	—	—	—	—
Zhen Zeng	*	0.0001 to 3.00	Various dates from March 26, 2013 to February 14, 2018	March 23, 2023
Rong Lu	*	—	Various dates from November 19, 2018 to December 31, 2018	February 13, 2028
Brian Hongdi Gu	*	—	Various dates from November 19, 2018 to December 31, 2018	February 13, 2028
Wenbing Jing	*	0.10 to 3.00	Various dates from March 26, 2013 to February 14, 2018	March 23, 2023
William Peng	*	0.0001 to 3.00	Various dates from November 2, 2015 to February 14, 2018	November 2, 2025
Hui Qiu	*	0.20 to 3.00	Various dates from January 30, 2015 to February 14, 2018	January 30, 2025
Xin Wang	*	0.0001 to 3.00	Various dates from December 22, 2016 to February 14, 2018	December 22, 2026
Total	18,233,334

* Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of February 28, 2019, other grantees as a group held options to purchase 36,024,044 Class A ordinary shares of our company, with exercise prices ranging from US$0.0001 to US$3.00 per share.

C.                                    Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Rong Lu and Brian Hongdi Gu. Rong Lu is the chairperson of our audit committee. We have determined that Rong Lu and Brian Hongdi Gu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We have determined that Rong Lu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is be responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Rong Lu and Brian Hongdi Gu. Rong Lu is the chairperson of our compensation committee. We have determined that Rong Lu and Brian Hongdi Gu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Rong Lu and Brian Hongdi Gu. Rong Lu is the chairperson of our nominating and corporate governance committee. We have determined that Rong Lu and Brian Hongdi Gu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign by notice in writing to our company, or are removed from office by an ordinary resolution of the shareholders or by the board. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind; (iii) without special leave from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that an office be rated; or (iv) is removed from office pursuant to our current memorandum and articles of association.

D.                                    Employees

As of December 31, 2018, we had a total of 12,619 employees. We had a total of 11,326 employees as of December 31, 2017 and 5,439 employees as of December 31, 2016.

The following tables give breakdowns of our employees as of December 31, 2018 by function:

As of December 31, 2018
Function:
Finance and legal	253
Human resource	51
Marketing	56
Products and technology	790
Operations	9,759
Sales	5,567
Car inspection professionals	2,078
After-sale customer service	748
Other operations	1,366
Corporate development	1,650
Others	60
Total	12,619

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 880,678,805 ordinary shares outstanding as of February 28, 2019, comprising of (i) 839,868,944 Class A ordinary shares, excluding the 23,501,589 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, and (ii) 40,809,861 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	% of Aggregate Voting Power† †
Directors and Executive Officers**:
Kun Dai(1)	93,170,300	40,809,861	133,980,161	15.2	40.2
Zhen Zeng	*	—	*		*
Dou Shen	—	—	—		—
Cheung Lun Julian Cheng	—	—	—		—
Rong Lu	*	—	*		*
Brian Hongdi Gu	*	—	*		*
William Peng	*	—	*		*
Wenbing Jing	*	—	*		*
Xin Wang	*	—	*		*
Hui Qiu	*	—	*		*
All Directors and Executive Officers in the aggregate	106,695,861	40,809,861	147,505,722	16.7	41.3

Principal Shareholders:
Xin Gao Group Limited(2)	—	40,809,861	40,809,861	4.6	32.7
Jeneration Capital Affiliated Entities(3)	129,076,788	—	129,076,788	14.7	10.3
Redrock Holding Investments Limited(4)	112,197,310	—	112,197,310	12.7	9.0
Baidu (Hong Kong) Limited(5)	79,832,280	—	79,832,280	9.1	6.4
Snow Lake Capital (HK) Limited(6)	77,884,479	—	77,884,479	8.8	6.2
Kingkey Affiliated Entities(7)	75,893,890	—	75,893,890	8.6	6.1
Hillhouse UX Holdings Limited(8)	66,750,480	—	66,750,480	7.6	5.3
LC Affiliated Funds(9)	63,142,198	—	63,142,198	7.2	5.1
Cathay Rong IV Limited(10)	57,045,450	—	57,045,450	6.5	4.6
Tiger Global Affiliated Entities(11)	57,000,000	—	57,000,000	6.5	4.6

*                 Less than 1% of our total outstanding shares.

**          Each of Mr. Kun Dai, Zhen Zeng, William Peng, and Xin Wang’s business address is 2-5/F, Tower E, LSHM Center, No.8 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Each of Mr. Wenbing Jing and Ms. Qiu Hui’s business address is 2/F, Lixinghang Center E, Guangshun South Street, Wang Jing, Chaoyang District, Beijing, People’s Republic of China. Ms. Cheung Lun Julian Cheng’s business address is Suite 6703, International Finance Centre II, 8 Finance Street, Hong Kong. Ms. Rong Lu’s business address is Room 1804, No. 15th Building, Lujiang Street, Siddhi Nan Li, Simin District, Xiamen City, Fujian Province, People’s Republic of China. Mr. Brian Hongdi Gu’s business address is 3/F, Building B7, No. 11, Kaiyuan Road, High-tech Industrial Development Zone, Guangzhou, People’s Republic of China. Mr. Dou Shen’s business address is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, People’s Republic of China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 880,678,805 on as of February 28, 2019.

††          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, (ii) 17,276,410 Class A ordinary shares directly held by Gao Li Group Limited, a British Virgin Islands company wholly owned by Mr. Dai and of which Mr. Kun Dai is the sole director, (iii) 61,129,800 Class A ordinary shares directly held by Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, and (iv) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by Mr. Dai, among others, on February 11, 2019. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX III, jointly decides the disposal of Uxin Limited shares directly held by Kingkey New Era Auto Industry Global Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited.  For further details on Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, please see footnote (7) below. For further details on JenCap UX III and JenCap UX, please see footnote (3) below. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of Gao Li Group is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. The registered office of Kingkey New Era Auto Industry Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

To our knowledge, as of February 28, 2019, a total of 93,170,300 Class A ordinary shares beneficially owned by Mr. Kun Dai through Gao Li Group Limited, Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, representing 2.0%, 6.9%, and 1.7% of outstanding ordinary shares of Uxin Limited, respectively, had been pledged to third-party lenders in connection with certain loan agreements entered into in 2017 in an aggregate principal amount of approximately US$213.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings and which will become due and payable in June, November and December 2019. Assuming all these pledged shares have been sold or otherwise disposed of pursuant to the enforcement of the share pledges, Mr. Kun Dai would have beneficially owned 4.6% of our outstanding ordinary shares, representing 32.7% of our total voting power, as of February 28, 2019.

(2)         Represents 40,809,861 ordinary shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)         Represents (i) 8,737,788 Class A Ordinary Shares held by Jeneration Capital Master Fund, a company incorporated in Cayman Islands, (ii) 42,336,300 Class A Ordinary Shares beneficially owned by Jeneration Capital Partners L.P., a company incorporated in Cayman Islands, comprising 27,572,210 Class A ordinary shares directly held by JenCap UX, a company incorporated in Cayman Islands, and 14,764,090 Class A Ordinary Shares directly held by BOCOM International Supreme Investment Limited, a company incorporated in British Virgin Islands, (iii) 16,872,900 Class A ordinary shares held by JenCap UX II Plus LLC., a limited liability company formed in the State of Delaware, United States, and (iv) 61,129,800 Class A ordinary shares indirectly held by JenCap UX III through Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by JenCap UX, among others, on February 11, 2019. JenCap UX III, an exempted company incorporated in Cayman Islands, indirectly holds 18.48% of shares in Kingkey New Era Auto Industry Global Limited through First Tycoon Ventures Limited which holds 56% of shares in Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX III jointly decide the disposal of Uxin Limited shares directly held by Kingkey New Era Auto Industry Global Limited, and each of them is deemed to be the beneficial owner of all shares of Uxin Limited held by Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX, ultimately controlled by Mr. Jimmy Ching-Hsin Chang, jointly control the voting power of all shares held by BOCOM International Supreme Investment Limited, and each of them is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. For further details on Kingkey New Era Auto Industry Global Limitedand BOCOM International Supreme Investment Limited, please see footnote (7) below. JenCap UX is wholly owned by Jeneration Capital Partners L.P., of which Jeneration Capital GP is the general partner. Jeneration Capital GP is ultimately wholly owned by Jimmy Ching-Hsin Chang. JenCap UX II Plus LLC is wholly owned by JenCap UX II, of which the management shareholder that controls the voting thereof is Jeneration Capital Management, an exempted company incorporated in Cayman Islands, which is ultimately controlled by Jimmy Ching-Hsin Chang. The management shareholder which controls the voting of JenCap UX III is also Jeneration Capital Management. Each of JenCap UX, JenCap UX II Plus LLC and JenCap UX III is unaffiliated with Mr. Kun Dai and Mr. Jiarong Chen. The registered office of JenCap UX is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of JenCap UX II Plus LLC is 2711 Centerville Road, Suite 400, Wilmington, Delaware, New Castle County, USA. The above is based on the Schedule 13G filed by JenCap UX, among others, on February 11, 2019.

(4)         Represents 112,197,310 Class A ordinary shares directly held by Redrock Holding Investments Limited, a company incorporated in British Virgin Islands, as reported on the Schedule 13G filed by Redrock Holding Investments Limited, among others, on February 14, 2019. Redrock Holdings Investments Limited is owned by Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI (Asia), L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI Partners, L.P., a Delaware limited partnership, and WP XI Partners, L.P., a Delaware limited partnership. Warburg Pincus LLC, a New York limited liability company, is the manager of Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., Warburg Pincus XI (Asia), L.P., Warburg Pincus XI Partners, L.P., and WP XI Partners, L.P. The general partner of Warburg Pincus Private Equity XI (Asia), L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus XI Partners and WP XI Partners is Warburg Pincus XI, L.P., a direct subsidiary of Warburg Pincus & CO, a New York general partnership and the general partner of Warburg Pincus XI, L.P. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., and the ultimate general partners of Warburg Pincus Private Equity XI-C, L.P. and Warburg Pincus XI (Asia), L.P. Charles R. Kaye and Joseph P. Landy disclaim beneficial ownership of all shares held by Warburg Pincus entities mentioned herein. The registered office of Redrock Holding Investments Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The above is based on the Schedule 13G filed by Redrock Holding Investments Limited, among others, on February 14, 2019.

(5)         Represents 79,832,280 Class A ordinary shares directly held by Baidu (Hong Kong) Limited, as reported on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019. Baidu (Hong Kong) Limited is incorporated in Hong Kong and wholly owned by Baidu, Inc., a public company listed on the Nasdaq Global Select Market. The registered office of Baidu (Hong Kong) Limited is Rooms 2201-03, 22/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong. The above is based on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019.

(6)         Represents 77,884,479 Class A ordinary shares in the form of ADSs held by Snow Lake Capital (HK) Limited, as reported on the Schedule 13G filed by Snow Lake Capital (HK) Limited on February 14, 2019. Snow Lake Capital (HK) Limited is incorporated in Hong Kong, Mr. Sean MA, the sole shareholder and control person of Snow Lake Capital (HK) Limited, may be deemed to beneficially own all the Class A Ordinary Shares held by Snow Lake Capital (HK) Limited. The above is based on the Schedule 13G filed by Snow Lake Capital (HK) Limited on February 14, 2019.

(7)         Represents 61,129,800 Class A ordinary shares directly held by Kingkey New Era Auto Industry Global Limited, or Kingkey Global, a British Virgin Islands company, and 14,764,090 Class A Ordinary Shares owned by BOCOM International Supreme Investment Limited, or BOCOM, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Kingkey Global, among others, on February 13, 2019. The shareholders of Kingkey Global are First Tycoon Ventures Limited, Excellent Ace Holdings Limited and Mr. Jiarong Chen, holding 56%, 37.33% and 6.67% of Kingkey Global, respectively. Excellent Ace Holdings Limited is wholly owned by Mr. Kun Dai. First Tycoon Ventures Limited is 66.7% and 33.3% held by Sail Best Investments Limited and JenCap UX III, respectively. Sail Best Investments Limited is wholly owned by Kingkey Investment Group Limited, a company jointly owned by Mr. Jiarong Chen and Mr. Jiajun Chen. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX III jointly decide the disposal and voting of the shares of Uxin Limited directly held by Kingkey Global, and each of them is deemed to be the beneficial owner of all the shares of Uxin Limited held by Kingkey Global. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX jointly decide the disposal and voting of the shares of Uxin Limited directly held by BOCOM, and each of them is deemed to be the beneficial owner of all the shares of Uxin Limited held by BOCOM. The registered office of Kingkey Global is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. For further details on JenCap UX III and JenCap UX, please see footnote (3) above.

As of February 28, 2019, a total of 75,893,890 Class A ordinary shares directly held by Kingkey Global and BOCOM, representing 6.9%, and 1.7% of outstanding ordinary shares of Uxin Limited, respectively, had been pledged to third-party lenders in connection with certain loan agreements entered into in 2017 in an aggregate principal amount of approximately US$179.0 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings and which will become due and payable in November and December 2019.

Kingkey New Era Auto Industry Limited, or Kingkey, a British Virgin Islands company, directly held 57,045,450 Class A ordinary shares of Uxin Limited immediately after the completion of our initial public offering, and currently does not hold any shares in Uxin Limited after the share transfer as described below. The shareholders of Kingkey are Excellent Ace Holdings Limited and ACME Celestial Limited, which hold 40% and 60% of the shares in Kingkey, respectively. Excellent Ace Holdings Limited is wholly owned by Mr. Kun Dai. ACME Celestial Limited is 66.7% and 33.3% held by Mr. Jiarong Chen and JenCap UX, respectively. Kingkey as borrower pledged 57,045,450 Class A ordinary shares pursuant to a share charge in favor of Cathay Rong IV Limited, a third-party lender, in connection with a loan in the principal amount of US$100.0 million under a facility agreement entered into with the lender on October 25, 2017. The enforcement of the pledged shares by the lender upon an event of default is not subject to restrictions in the lock-up agreement entered into between the shareholder and the underwriters of our initial public offering. After our initial public offering, a confirmatory security deed relating to the original share charge was entered into by Kingkey as chargor on July 27, 2018 in light of the pledged shares being converted from preferred shares into Class A ordinary shares upon the completion of our initial public offering, and a deed of undertaking supplementing the original facility agreement was entered into by Kingkey as borrower on September 28, 2018, which added a margin call and top-up requirement relating to the loan. On December 19, 2018, Cathay Rong IV Limited, as the lender, issued an instruction letter to enforce its security interests in the pledged shares, and the pledged shares were transferred by Kingkey to the lender as a result thereof. Cathay Rong IV Limited may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. For further details on Cathay Rong IV Limited, please see footnote (10) below.

The above is based on the Schedule 13G/A filed by Kingkey Global, among others, on February 13, 2019.

(8)         Represents 66,750,480 Class A ordinary shares in the form of ADSs held by Hillhouse UX Holdings Limited, as reported on the Schedule 13G filed by Hillhouse UX Holdings Limited, among others, on February 14, 2019. Hillhouse UX Holdings Limited is incorporated in British Virgin Islands, wholly owned by Hillhouse Fund II, L.P. Hillhouse Capital Management, Ltd. acts as the sole management company of Hillhouse Fund II, L.P. Mr. Lei Zhang may be deemed to have controlling power over Hillhouse Capital Management, Ltd. Mr. Lei Zhang disclaims beneficial ownership of all of the shares held by Hillhouse Fund II, L.P., except to the extent of his pecuniary interest therein. The registered address of Hillhouse UX Holdings Limited is c/o Citco B.V.I. Limited, Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The above is based on the Schedule 13G filed by Hillhouse UX Holdings Limited, among others, on February 14, 2019.

(9)         Represents (i) 58,795,583 Class A ordinary shares directly held by LC Fund V, L.P., a limited partnership under Cayman Islands law, and (ii) 4,346,615 Class A ordinary shares directly held by LC Parallel Fund V, L.P., a limited partnership under Cayman Islands law, as reported on the Schedule 13G filed by LC Fund V, L.P., among others, on January 28, 2019. The general partner of LC Fund V, L.P. and LC Parallel Fund V, L.P. is LC Fund V. GP Limited, which is controlled by Right Lane Limited, a limited liability company incorporated in Hong Kong. Red Lane Limited is directly controlled by Legend Holdings Corporation, a public company listed on Hong Kong Stock Exchange and incorporated in the People’s Republic of China. The registered office of both LC Fund V, L.P. and LC Parallel Fund V, L.P. is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman, Islands. The above is based on the Schedule 13G filed by LC Fund V, L.P., among others, on January 28, 2019.

(10)  Represents 57,045,450 Class A ordinary shares directly held by Cathay Rong IV Limited, as reported on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018. Cathay Rong acquired 57,045,450 Class A ordinary shares from Kingkey New Era Auto Industry Limited as a result of foreclosing the shares pledged in connection with a loan in the principal amount of US$100.0 million under a facility agreement entered into on October 25, 2017. For further details on the loan and foreclosure, please see footnote (7) above. Cathay Rong IV Limited is a British Virgin Islands company wholly owned by China Huarong Macau (HK) Investment Holdings Limited, a company incorporated in Hong Kong. China Huarong Macau (HK) Investment Holdings Limited is a wholly owned subsidiary of China Huarong (Macau) International Company Limited, a company incorporated in Macau, which is a majority-owned subsidiary of Huarong (HK) Industrial and Financial Investment Limited, a company incorporated in Hong Kong. Huarong (HK) Industrial and Financial Investment Limited is a wholly owned subsidiary of Huarong Real Estate Co., Ltd, a company incorporated in the People’s Republic of China, which is a wholly owned subsidiary of China Huarong Asset Management Co., Ltd., a company incorporated in the People’s Republic of China. The board of directors of China Huarong Asset Management Co., Ltd. comprises of Wang Zhanfeng, Li Xin, Li Yi, Wang Cong, Dai Lijia, Zhou Langlang, Song Fengming, Tse Hau Yin, Liu Lunmin and Shao Jingchun, and Li Xin acts as the chief executive officer. The registered office of Cathay Rong IV Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The address of the principal business office of China Huarong Macau (HK) Investment Holdings Limited is 12th Floor, China Huarong Tower, 60 Gloucester Road, Wan Chai, Hong Kong. The address of the principal business office of China Huarong (Macau) International Company Limited is 32/F, Bank of China Building, Avenida Doutor Mario Soares, Macau.  The address of the principal business office of Huarong (HK) Industrial and Financial Investment Limited is Unit 1503 Causeway Bay Plaza 2, 463-483 Lockhart Road, Hong Kong. The address of the principal business office of Huarong Real Estate Co., Ltd. is Room 250, East Building, No. 30 Tianhe Street, Hengqing, Zhuhai, Guangdong, the People’s Republic of China.  The address of the principal office of China Huarong Asset Management Co., Ltd. is No. 8 Financial Street, Xicheng District, Beijing, the People’s Republic of China. The above is based on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018.

(11)  Represents 57,000,000 Class A ordinary shares beneficially owned by Tiger Global Private Investment Partners VIII, L.P. and other entities and individuals affiliated with Tiger Global Management, LLC, as reported on the Schedule 13G filed by Tiger Global Private Investment Partners VIII, L.P., among others, on February 14, 2019. Tiger Global Management, LLC is controlled by Chase P. Coleman III, Scott Shleifer and Lee Fixel. The business address for each of these entities and individuals is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, NY 10019. The above is based on the Schedule 13G filed by Tiger Global Private Investment Partners VIII, L.P., among others, on February 14, 2019.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

As of February 28, 2019, 880,678,805 of our ordinary shares were issued and outstanding. To our knowledge, a total of 561,459,870 Class A ordinary shares were held by two record holders in the United States, representing approximately 63.8% of our total outstanding ordinary shares (including the 27,000,000 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.                                 Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products in China. Due to these restrictions, we operate our relevant business through contractual arrangements between Youxinpai, Yougu and Youxin Lubao, our PRC subsidiaries, Youxin Hulian, Yishouche, and Fengshun Lubao, our variable interest entities, and our variable interest entities’ respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

Shareholder Agreements and Registration Rights

We entered into our fourteenth amended and restated shareholders’ agreement on January 2, 2018 with our then-existing shareholders. Pursuant to this shareholders’ agreement, we have granted certain registration rights to preferred shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    At any time after the date that is six months after the completion of our initial public offering in June 2018, holders of 30% or more of voting power of the outstanding preferred shares or ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for their shares. Except for certain circumstances where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other holders of preferred shares or ordinary shares issued upon the conversion of our preferred shares, and make best efforts to register the shares requested to be registered. We are not obligated to effect more than three demand registrations that have been declared and ordered effective.

Piggyback Registration Rights.    If we propose to file a registration statement for a public offering of our securities, we must afford preferred shareholders or holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude the shares requested to be registered in the initial public offering on a pro rata basis, up to 70% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.

Form F-3 Registration Rights.    Any holders of series A preferred shares or ordinary shares issued upon the conversion of preferred shares may request us to file an unlimited number of registration statements on Form F-3. We should promptly give a written notice to all other preferred shareholders,

Termination of Obligations.    The registration rights shall terminate: (i) on the fifth anniversary of the completion of our initial public offering, (ii) upon the termination, liquidation, dissolution of our company, or (iii) if and when in the opinion of our counsel, all such registrable securities proposed to be sold by a shareholder may be sold without registration in any ninety day period pursuant to Rule 144 promulgated under the Securities Act, provided that such counsel is qualified to and experienced in practicing U.S. securities regulations, and we shall provide such opinion of our counsel to the shareholder.

Loans to Related Parties

On May 13, 2015, we entered into a loan agreement with Xin Gao Group Limited, one of our shareholders controlled by Mr. Kun Dai, our founder, chairman and chief executive officer, and loaned US$17.7 million to Xin Gao Group Limited with a term of five years bearing interest of 6% per annum. All outstanding principal and accrued interest under this loan agreement were repaid in full on May 28, 2018.

On July 19, 2017, we entered into a loan agreement with Gao Li Group Limited, one of our shareholders controlled by Mr. Kun Dai, and loaned US$56.5 million to Gao Li Group Limited with a term of five years bearing interest of 6% per annum. All outstanding principal and accrued interest under this loan agreement were repaid in full on May 28, 2018.

On July 19, 2017, we entered into a loan agreement with Mr. Kun Dai, and loaned US$22.8 million to Mr. Kun Dai with a term of five years bearing interest of 6% per annum. All outstanding principal and accrued interest under this loan agreement were repaid in full on May 28, 2018.

On December 17, 2017, we entered into a loan agreement with Mr. Kun Dai, and subsequently loaned US$10.7 million to Mr. Kun Dai with a term of five years bearing interest of 6% per annum. All outstanding principal and accrued interest under this loan agreement were repaid in full on May 28, 2018.

On May 28, 2018, Xin Gao Group Limited surrendered 19,226,040 ordinary shares, 3,313,980 Series A preferred shares and 8,424,970 Series C-1 preferred shares in the company to us to repay all of the outstanding principal and accrued interest owed to us by Xin Gao Group Limited, Gao Li Group Limited and Mr. Kun Dai in an aggregate amount of approximately US$114.0 million. The number of shares surrendered was calculated based on an estimated settlement price of US$3.68069 per share, which was the purchase price in our last round of preferred shares financing prior to our initial public offering. We also agreed with Xin Gao Group Limited and Mr. Kun Dai that if the offering price per ordinary share in our initial public offering was lower than the estimated settlement price, we would have the right to unilaterally redeem and cancel additional shares beneficially owned by Mr. Kun Dai so that the value of the total shares surrendered and cancelled will be equal to the total loan amount owed to us based on the final price of our initial public offering. As a result, 7,025,849 additional ordinary shares held by Xin Gao Limited were further surrendered immediately prior to the completion of our initial public offering in June 2018.

Transactions with Baidu

In 2016 and 2017, Baidu (Hong Kong) Limited, or Baidu, one of our shareholders, provided advertising and user acquisition services to us at arm’s length in the amount of RMB16.4 million and RMB0.8 million, respectively. As of December 31, 2017, we had an amount of RMB0.8 million due from Baidu, representing the unsettled balance of our prepaid service fees to Baidu. As of December 31, 2018, the remaining balance due from Baidu was nil.

Transactions with Baogu

In 2016 and 2017, Baogu Automobile Technology Services (Beijing) Co., or Baogu, provided warranty services to our customers in the amount of RMB7.3 million and RMB10.7 million, respectively. As of December 31, 2018, the remaining balance due from Baogu was nil as Baogu became our wholly owned subsidiary in August 2017.

Transactions with Xiao Qing

In September 2015, we invested RMB5.0 million in Shanghai Xiao Qing Information Technology Co., Ltd., or Xiao Qing, an associate of our company, for certain equity interests in Xiao Qing. In October 2016, we withdrew our investment in Xiao Qing, and as of December 31, 2018, the remaining balance due from Xiao Qing was nil.

In 2016 and 2017, Xiao Qing provided repair and maintenance inspection services to us in the amount of RMB3.5 million and RMB1.5 million, respectively. Xiao Qing did not provide any services to us in 2018.

Share Conversion Agreement with Fairlubo’s shareholders

On June 8, 2018, we entered into an amended and restated share conversion agreement with the Fairlubo shareholders who have the right to convert their shares in Fairlubo into the shares of our company under the Fairlubo shareholders’ agreement. Pursuant to the share conversion agreement, the Fairlubo shareholders agree that, concurrently with the completion of our initial public offering, all their shares in Fairlubo will be converted into such number of Class A ordinary shares of our company that is equal to the quotient of the value of the Fairlubo shares at the time divided by the public offering price of this offering. The Fairlubo shareholders have agreed with us that the value of the Fairlubo shares at the time shall be the higher of (i) the value of the Fairlubo shares as determined by an independent appraiser jointly approved by certain shareholders holding at least two-thirds of the issued and outstanding series B preferred shares of Fairlubo, and (ii) the total investment amount paid by the Fairlubo shareholders plus an internal return rate of 50% per annum calculated from January 21, 2016, the date of their investment, to June 1, 2018, which amounts to approximately US$39.1 million in the aggregate. Upon the completion of our initial public offering in June 2018, we issued 13,026,713 Class A ordinary shares to certain Fiarlubo shareholders at the initial public offering price of US$9.00 per ADS as a result of the share conversion.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.                                 Financial Information

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We and certain of our current and former directors have been named as defendants in five putative securities class actions filed in the Supreme Court of the State of New York between January 22 and January 31, 2019.  On February 28, 2019, the parties in the state court actions entered into a stipulation to consolidate all these actions before the Court.  These cases are:

•                        Mark Lee v. Uxin Limited et al, Index No. 650427/2019 (Sup. Ct. N.Y. Cty.);

•                        Lei Liang v. Uxin Limited et al, Index No. 650509/2019 (Sup. Ct. N.Y. Cty.);

•                        Adam Franchie v. Uxin Limited et al, Index No. 650604/2019 (Sup. Ct. N.Y. Cty.);

•                        Raul Araujo v. Uxin Limited et al, Index No. 650613/2019 (Sup. Ct. N.Y. Cty.);

•                        Daniel Chiu v. Uxin Limited et al, Index No. 650633/2019 (Sup. Ct. N.Y. Cty.).

In addition, on February 11, 2019, a sixth complaint, Machniewicz v. Uxin Limited et al, Case No. 1:19-cv-00822 (E.D.N.Y.), was filed in the United States District Court for the Eastern District of New York.

All these cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with our initial public offering in June 2018.  These actions remain in preliminary stages.  For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We may also from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have not declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Dividend Distribution.” If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.                                 The Offer and Listing

A.                                    Offering and Listing Details

Our ADSs, each representing three of our Class A ordinary shares, have been listed on Nasdaq since June 27, 2018. Our ADSs trade under the symbol “UXIN.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs have been listed on Nasdaq since June 27, 2018 under the symbol “UXIN.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

Item 10.                          Additional Information

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law, as amended from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity that is not an Affiliate (as defined in our memorandum and articles of association) of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect transfer, sale, assignment or disposition of all or substantially all of the assets of a holder of Class B ordinary shares that is an entity to any person or entity that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. Our amended memorandum and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment. This would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

Voting Rights

Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than a majority of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board is obliged to call an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required; and

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•                  a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital or the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our memorandum of association authorize our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

Inspection of Books and Records

Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•                  increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                  sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Register of Members

Under Companies Law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C.                                    Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.                                    Taxation

The following summary of the principal Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or our shareholders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. Uxin Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Uxin Limited meets all of the conditions above. Uxin Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are deemed to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Uxin Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Uxin Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Uxin Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or the ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. However, there is uncertainty as to the application of SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 7. Under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, Medicare tax on certain net investment or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms. Accordingly for U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs, and therefore deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill associated with active business activity is taken into account as a non-passive asset.

In addition, a non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Even assuming that we are the owner of the VIEs for U.S. federal income tax purposes, it is possible that certain portions of our income from and assets used to generate our loan facilitation revenue may be treated as passive under the PFIC provisions. In such event, based on our current and expected income and assets, and the market value of our ADSs, it is possible that we could be a PFIC for the taxable year ending December 31, 2018 or in the foreseeable future. Based on our interpretation of the facts and the applicable law, we do not presently believe this to be the case. Nevertheless there are uncertainties regarding the nature of parts of our income and the application of the law to those facts, and it is therefore possible that the IRS may challenge our classification of certain portions of our income and assets as non-passive. Accordingly, no assurances can be given that we are not a PFIC for the taxable year ending December 31, 2018 and will not be a PFIC in the current or future taxable years. Even if we are not currently a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs and Class A ordinary shares, may cause us to be classified as a PFIC for future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where certain portions of our loan facilitation revenue or revenue from other activities that produce passive income increase relative to our revenue from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for working capital or other purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC tax rules discussed below under “—Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, unless the U.S. Holder makes certain elections, will apply in future years in respect of such holder even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition” assumes that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the United States-PRC income tax treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the income tax treaty between the United States and the PRC may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Each U.S. Holder should consult its tax advisors regarding the creditability of any PRC tax.

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC tax upon the disposition of our ADSs or Class A ordinary shares. In such event, if PRC tax were to be imposed on any gain from such disposition, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat such gain as PRC source income. Each U.S. Holder should consult its tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our  VIEs or any of the subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded , it is expected that the mark-to-market election would be available to a U.S Holder of our ADSs if were we to become a PFIC, but no assurances are given in this regard.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual report containing such information as the United States Treasury Department may require. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-225266), as amended, including the annual report contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-225594) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish the Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://ir.xin.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information

Not applicable.

Item 11.                          Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan facilitation services on our platform. For example, in the event that market interest rates decrease and if the financing partners with which we cooperate in providing financing solutions on our platform do not adjust the interest rate charged for their consumer auto loan products, the potential borrowers may seek lower-priced loans from other channels. A high interest rate environment may lead to high interest payments on auto loans facilitated through our platform and a decrease in demand for financing solutions offered on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest the net proceeds we receive from our initial public offering and the concurrent private placement of convertible notes in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB2.6 billion, and U.S. dollar-denominated cash balances of US$117.5 million. Assuming we had converted RMB2.6 billion into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar cash balance would have been US$378.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$340.3 million instead. Assuming we had converted US$117.5 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our RMB cash balance would have been RMB807.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB727.1 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Item 12.                          Description of Securities Other than Equity Securities

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Persons depositing or withdrawing Class A ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of Class A ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been Class A ordinary shares and the Class A ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of Class A ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw Class A ordinary shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or Class A ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2018, we received approximately US$4.5 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

Item 13.                          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                          Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-225266) in relation to our initial public offering, which became effective on June 26, 2018. In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Morgan Stanley & Co. International plc, Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC, China International Capital Corporation Hong Kong Securities Limited and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters in our initial public offering. The total of underwriting discount and expenses relating to the initial public offering amounted to US$20.2 million.

For the period from June 27, 2018 to December 31, 2018, we applied these net proceeds as follows:

•                  approximately US$70 million for improving our transaction service capabilities;

•                  approximately US$46 million for research and development; and

•                  the balance for general corporate purposes, including funding potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

Item 15.                          Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal controls. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2016 and 2017, we and our independent registered public accounting firm identified two “material weaknesses” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of adequate number of accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and (ii) insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

We are in the process of implementing a number of measures to address these material weaknesses identified, including: (i) hire more qualified financial and reporting personnel, including financial controller, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework; (ii) implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) set up an internal audit function as well as to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls, and (iv) establish sufficient and formal financial closing policies and procedures, especially those related to period end cut-off and accruals. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry— If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have not adopted all the new accounting standards that have become effective so far, and we intend to take advantage of the extended transition period for complying with new or revised accounting standards provided under the JOBS Act in the future.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Rong Lu, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.                 Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.xin.com.

Item 16C.                 Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2017		2018
Audit fees(1)	US$	1,836,491	US$	1,092,785
All other fees(2)	US$	—	US$	138,419

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2017 and 2018, the audit refers to financial audit.

(2)         “All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.                 Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.                  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, i) we are not required to have at least three members who satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules on the audit committee, and ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan. We follow home country practice and currently have two members who satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules on our audit committee. We also followed home country practice when adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval.

Other than the practices described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Stock Market Rules.

However, if we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H.                Mine Safety Disclosure

Not applicable.

PART III

Item 17.                          Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                          Financial Statements

The consolidated financial statements of Uxin Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.                          Exhibits

Exhibit Number		Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 1, 2018)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3

Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

2.4

Shareholders Agreement, between the Registrant and other parties thereto dated as of January 2, 2018 (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.1	*	2018 Second Amended and Restated Share Incentive Plan

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4

English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5

English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6

English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7

English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8

English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10

English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11

English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12

English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13

English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kun Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14

English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16

English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.17

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.18

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.19

English translation of the Exclusive Business Cooperation Agreement between Youxin Lubao and Fengshun Lubao dated April 18, 2015 (incorporated by reference to Exhibit 10.19 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.20	*	English translation of the Power of Attorney issued by Yishouche to Youxin Lubao dated July 20, 2018

4.21	*	English translation of the Amended and Restated Exclusive Option Agreement among Youxin Lubao, Fengshun Lubao, and Yishouche dated July 20, 2018

4.22	*	English translation of the Equity Interest Pledge Agreement among Youxin Lubao and Fengshun Lubao dated July 20, 2018

4.23

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, ClearVue Uxin Holdings, Ltd. and certain other parties thereto dated June 20, 2017 (incorporated by reference to Exhibit 10.37 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.24

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Ningbo Meishan Bonded Port Area Jiugen Investment Management Co., Ltd. and certain other parties thereto dated June 20, 2017 (incorporated by reference to Exhibit 10.38 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.25

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Ningbo Meishan Bonded Port Area Jiuze Investment Management Co., Ltd. and certain other parties thereto dated June 20, 2017 (incorporated by reference to Exhibit 10.39 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.26

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Pine Castle Holdings Limited and certain other parties thereto dated June 30, 2017 (incorporated by reference to Exhibit 10.40 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.27

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Kingkey New Era Auto Industry Limited and certain other parties thereto dated August 31, 2017 (incorporated by reference to Exhibit 10.41 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.28

Series G Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, BOCOM International Supreme Investment Limited dated and certain other parties thereto November 23, 2017 (incorporated by reference to Exhibit 10.42 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.29

Series G+ Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Kingkey New Era Auto Industry Global Limited and certain other parties thereto dated November 23, 2017 (incorporated by reference to Exhibit 10.43 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.30

Series G+ Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Apex Ease Limited and certain other parties thereto dated November 23, 2017 (incorporated by reference to Exhibit 10.44 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.31

Series G+ Share Subscription Agreement among Mr. Kun Dai, the Registrant, the Registrant’s subsidiaries, the Registrant’s consolidated affiliated entities, Huangpu Investment Holding Limited and certain other parties thereto dated December 6, 2017 (incorporated by reference to Exhibit 10.45 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.32

Fairlubo Auction Company Limited Third Amended And Restated Shareholders’ Agreement dated May 27, 2017 (incorporated by reference to Exhibit 10.46 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.33

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.34

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.35	*†

English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively

4.36

Amended and Restated Share Conversion Agreement by and among Fengshion Capital Investment Fund, LP, LC Fund V, L.P., LC Parallel Fund V, L.P., Fairlubo Auction Company Limited, and the Registrant dated June 8, 2018 (incorporated by reference to Exhibit 10.50 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.37

Share Surrender and Loan Settlement Agreement between Mr. Kun Dai, Xin Gao Group Limited and the Registrant dated May 28, 2018 (incorporated by reference to Exhibit 10.51 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.38

Convertible Note Purchase Agreement by and among the Registrant, CNCB (Hong Kong) Investment Limited and CNCB (Hong Kong) Capital Limited dated June 9, 2018 (incorporated by reference to Exhibit 10.52 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.39

Convertible Note Purchase Agreement by and between the Registrant and Golden Fortune Company Limited dated June 12, 2018 (incorporated by reference to Exhibit 10.53 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.40

Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

8.1	*	List of Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1	*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2	*	Consent of JunHe LLP

101.INS*		XBRL Instance Document

101.SCH*		XBRL Taxonomy Extension Schema Document

101.CAL*		XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*		XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*		XBRL Taxonomy Extension Label Linkbase Document

101.PRE*		XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed herewith

**          Furnished herewith

†                 Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Uxin Limited

	By:	/s/ Kun Dai
		Name:	Kun Dai
		Title:	Chairman and Chief Executive Officer

Date: April 29, 2019

UXIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 29, 2019

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2017	As of December 31, 2018
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	2.6	291,973	800,997	116,709
Restricted cash	2.7	1,617,230	2,013,030	293,308
Short-term investments	2.7	1,000	596,078	86,851
Accounts receivable	2.9	40,155	51,610	7,520
Amounts due from related parties	22	608,291	—	—
Advance to consumers on behalf of financing partners	5	827,417	521,908	76,044
Loan recognized as a result of payment under the guarantee, net	6	252,555	553,688	80,675
Advance to sellers	7	246,287	692,714	100,932
Other receivables, net	8	251,649	707,404	103,072
Inventory	2.8	77,941	19,380	2,823
Prepaid expenses and other current assets	9	249,769	417,314	60,805
Financial lease receivables, net	10	438,693	294,511	42,912

Total current assets		4,902,960	6,668,634	971,651

Non-current assets:
Property, equipment and software, net	11	156,625	199,271	29,035
Intangible assets, net	12	9,949	21,179	3,086
Goodwill	2.15	75,849	110,424	16,089
Long-term investments	13	40,628	349,882	50,979
Other non-current assets	14	112,902	—	—

Total non-current assets		395,953	680,756	99,189

Total assets		5,298,913	7,349,390	1,070,840

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2017	As of December 31, 2018
		RMB	RMB	US$

LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB407,809 and RMB261,226 as of December 31, 2017 and 2018, respectively)

Short-term borrowings	15	426,783	624,588	91,005
Accounts payable		65,694	156,320	22,777
Guarantee liabilities	16	173,907	321,255	46,808
Deposit of interests from consumers and payable to financing partners – current	17	732,273	482,827	70,350
Advance from buyers collected on behalf of sellers	18	226,891	375,803	54,756
Other payables and accruals	19	927,389	1,197,300	174,452
Deferred revenue	2.18	27,598	115,160	16,779
Other current liabilities	20	163,355	—	—
Derivative liabilities	4, 25	1,596,424	—	—
Convertible notes	21	—	1,188,192	173,125

Total current liabilities		4,340,314	4,461,445	650,052

Non-current liabilities
Long-term borrowings	15	374,104	481,801	70,201
Deposit of interests from consumers and payable to financing partners – non-current	17	343,823	29,742	4,334
Deferred tax liabilities	23	1,653	4,759	693

Total non-current liabilities		719,580	516,302	75,228

Total liabilities		5,059,894	4,977,747	725,280

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2017	As of December 31, 2018
		RMB	RMB	US$

Commitments and contingencies	31

Mezzanine equity	25

Series A convertible redeemable preferred shares (US$0.0001 par value, 50,000,000 shares authorized, issued and outstanding as of December 31, 2017)		94,411	—	—
Series A-1 convertible redeemable preferred shares (US$0.0001 par value, 4,910,890 shares authorized, issued and outstanding as of December 31, 2017)		69,193	—	—
Series B convertible redeemable preferred shares (US$0.0001 par value, 70,602,630 shares authorized, issued and outstanding as of December 31, 2017)		180,294	—	—
Series C convertible redeemable preferred shares (US$0.0001 par value, 97,267,680 shares authorized, issued and outstanding as of December 31, 2017)		408,559	—	—
Series D convertible redeemable preferred shares (US$0.0001 par value, 159,355,150 shares authorized, issued and outstanding as of December 31, 2017)		1,703,667	—	—
Series E convertible redeemable preferred shares (US$0.0001 par value, 89,477,490 shares authorized, issued and outstanding as of December 31, 2017)		1,146,351	—	—
Series F convertible redeemable preferred shares (US$0.0001 par value, 85,162,200 shares authorized, issued and outstanding as of December 31, 2017)		1,563,657	—	—
Series G convertible redeemable preferred shares (US$0.0001 par value, 130,384,730 shares authorized, issued and outstanding as of December 31 2017)		3,214,932	—	—
Redeemable non-controlling interests	4	39,580	—	—

Total Mezzanine equity		8,420,644	—	—

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	As of December 31, 2017	As of December 31, 2018
		RMB	RMB	US$

Shareholders’ (deficit)/equity
Ordinary shares (US$0.0001 par value, 1,312,839,230 shares and 10,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 49,318,860 shares issued and outstanding as of December 31, 2017; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018)	24	30	575	84
Additional paid-in capital		—	12,967,986	1,889,496
Accumulated other comprehensive income		76,607	86,061	12,539
Accumulated deficit		(8,207,801)	(10,680,489)	(1,556,197)

Total UXIN LIMITED shareholders’ (deficit)/equity		(8,131,164)	2,374,133	345,922
Non-controlling interests		(50,461)	(2,490)	(362)
Total shareholders’ (deficit)/equity		(8,181,625)	2,371,643	345,560

Total liabilities, mezzanine equity and shareholders’ equity		5,298,913	7,349,390	1,070,840

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
		RMB	RMB	RMB	US$
Revenues:
To consumers (“2C”) – intra-regional
- Transaction facilitation revenue	2.19	81,807	230,250	481,055	70,092
- Loan facilitation revenue	2.19	314,172	944,406	1,564,620	227,972
To consumers (“2C”) – cross-regional
- Transaction facilitation revenue	2.19	—	—	164,280	23,936
- Loan facilitation revenue	2.19	—	—	209,445	30,517
To businesses (“2B”)
- Transaction facilitation revenue	2.19	293,224	519,276	606,599	88,384
Others	2.19	135,298	257,440	289,450	42,174
Total Revenues		824,501	1,951,372	3,315,449	483,075

Cost of revenues	2.21	(533,371)	(747,788)	(1,138,995)	(165,957)
Gross profit		291,130	1,203,584	2,176,454	317,118

Operating expenses:
Sales and marketing	2.22	(793,521)	(2,203,139)	(2,686,956)	(391,502)
Research and development	2.23	(167,791)	(226,010)	(329,430)	(47,999)
General and administrative	2.24	(583,697)	(599,905)	(1,724,060)	(251,204)
Gains/(losses) from guarantee liability	16	1,983	2,284	(1,931)	(281)
Total operating expenses		(1,543,026)	(3,026,770)	(4,742,377)	(690,986)

Loss from operations		(1,251,896)	(1,823,186)	(2,565,923)	(373,868)

Interest (income)/expense, net		677	(30,183)	(120,453)	(17,550)
Other expenses, net		(16,127)	(12,112)	(16,813)	(2,450)
Foreign exchange gains/(losses)		1,918	477	(8,232)	(1,199)
Fair value change of derivative liabilities	4, 25	(116,056)	(885,821)	1,185,090	172,673
Loss before income tax expense		(1,381,484)	(2,750,825)	(1,526,331)	(222,394)
Income tax expense	23	(1,805)	(570)	(14,585)	(2,125)
Equity in (loss)/income of affiliates		(9,637)	3,597	2,631	383
Net loss		(1,392,926)	(2,747,798)	(1,538,285)	(224,136)

Less: net loss attributable to non-controlling interests shareholders		(35,181)	(25,202)	(15,771)	(2,298)
Net loss attributable to UXIN LIMITED		(1,357,745)	(2,722,596)	(1,522,514)	(221,838)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
		RMB	RMB	RMB	US$

Accretion on redeemable preferred shares		(421,346)	(555,824)	(318,951)	(46,473)
Deemed contribution from preferred shareholders		3,428	—	—	—
Deemed dividend to preferred shareholders	25	—	(587,564)	(544,773)	(79,376)
Deemed dividend from preferred shareholders	25	—	92,779	—	—

Net loss attributable to ordinary shareholders		(1,775,663)	(3,773,205)	(2,386,238)	(347,687)

Net loss		(1,392,926)	(2,747,798)	(1,538,285)	(224,136)
Foreign currency translation		(3,252)	43,406	4,818	702

Total comprehensive loss		(1,396,178)	(2,704,392)	(1,533,467)	(223,434)
Less: total comprehensive loss attributable to non-controlling interests shareholders		(31,438)	(27,861)	(22,359)	(3,258)
Total comprehensive loss attributable to UXIN LIMITED		(1,364,740)	(2,676,531)	(1,511,108)	(220,176)

Net loss attributable to ordinary shareholders		(1,775,663)	(3,773,205)	(2,386,238)	(347,687)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	29	49,174,850	49,318,860	477,848,763	477,848,763

Net loss per share attributable to ordinary shareholders
Basic	29	(36.11)	(76.51)	(4.99)	(0.73)
Diluted	29	(36.11)	(76.51)	(4.99)	(0.73)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	deficit	interest	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2015	57,411,630	35	—	37,537	(2,613,833)	(2,576,261)	19,347	(2,556,914)
Foreign currency translation adjustments	—	—	—	(6,995)	—	(6,995)	3,743	(3,252)
Net loss	—	—	—	—	(1,357,745)	(1,357,745)	(35,181)	(1,392,926)
Repurchase of ordinary shares	(28,078,290)	(18)	—	—	(299,266)	(299,284)	—	(299,284)
Share-based compensation	19,985,520	13	226,429	—	—	226,442	—	226,442
Deemed contribution from preferred shareholders	—	—	3,428	—	—	3,428	—	3,428
Accretion on preferred shares to redemption value (Note 25)	—	—	(229,857)	—	(191,489)	(421,346)	—	(421,346)
Balance as of December 31, 2016	49,318,860	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)

Balance as of December 31, 2016	49,318,860	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)
Foreign currency translation adjustments	—	—	—	46,065	—	46,065	(2,659)	43,406
Net loss	—	—	—	—	(2,722,596)	(2,722,596)	(25,202)	(2,747,798)
Share-based compensation (Note 26)	—	—	165,873	—	—	165,873	—	165,873
Transaction with non-controlling interests	—	—	—	—	(45,357)	(45,357)	(18,851)	(64,208)
Accretion on preferred shares to redemption value (Note 25)	—	—	(73,094)	—	(482,730)	(555,824)	—	(555,824)
Non-controlling interests arising from business combination (Note 3)	—	—	—	—	—	—	8,342	8,342
Deemed dividend to preferred shareholders (Note 25)	—	—	—	—	(587,564)	(587,564)	—	(587,564)
Deemed dividend from preferred shareholders (Note 25)	—	—	(92,779)	—	92,779	—	—	—
Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	(deficit)/equity	interest	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)
Foreign currency translation adjustments	—	—	—	11,407	—	11,407	(6,589)	4,818
Net loss	—	—	—	—	(1,522,514)	(1,522,514)	(15,771)	(1,538,285)
Share-based compensation (Note 26)	—	—	151,274	—	—	151,274	—	151,274
Issuance of restricted shares to Mr. Kun Dai	17,742,890	11	620,435	—	—	620,446	—	620,446
Issuance of ordinary shares due to exercise of the share option	8,479,505	5	286,676	—	—	286,681	—	286,681
Conversion of redeemable preferred shares (Note 25)	743,343,820	486	11,012,694	—	—	11,013,180	—	11,013,180
Deemed dividend to preferred shareholders (Note 25)	—	—	—	—	(544,773)	(544,773)	—	(544,773)
Accretion on preferred shares to redemption value (Note 25)	—	—	(38,582)	—	(280,369)	(318,951)	—	(318,951)
Issuance of ordinary shares upon Initial Public Offering	75,000,000	50	1,342,831	—	—	1,342,881	—	1,342,881
Repurchase of the surrender shares (Note 24)	(26,251,889)	(16)	(573,600)	—	(125,064)	(698,680)	—	(698,680)
Fairlubo Auction Company Limited share swap (Note 4)	13,026,713	9	161,294	(1,953)	—	159,350	74,561	233,911
Transaction with non-controlling interests	—	—	(182)	—	—	(182)	(4,819)	(5,001)
40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power granted to Mr. Kun Dai (Note 26)	—	—	5,146	—	32	5,178	589	5,767
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss		(1,392,926)	(2,747,798)	(1,538,285)	(224,136)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	26	226,429	165,873	1,052,032	153,286
Compensation expense to previous shareholders		41,129	—	—	—
Depreciation of property, equipment and software	11	49,316	68,185	88,803	12,939
Amortization of intangible assets	12	3,187	3,678	5,619	819
Loss from disposal of property, equipment and software		5,517	1,542	290	42
Equity in loss/(income) of affiliates		9,637	(3,597)	(2,631)	(383)
(Gains)/losses from guarantee liability	16	(1,983)	(2,284)	1,931	281
Accrual of allowance for doubtful accounts	8	269	1,604	19,703	2,871
Deferred income tax liabilities		(620)	(620)	(1,107)	(161)
Fair value change of derivative liabilities	4, 25	116,056	885,821	(1,185,090)	(172,673)
Goodwill impairment	2.15	—	—	3,670	535

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$

Cash flows from operating activities:
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets		(58,987)	(222,391)	(595,277)	(86,736)
Advance to consumers on behalf of financing partners		70,993	(796,278)	305,509	44,514
Loan recognized as a result of payment under the guarantee		(14,443)	(440,417)	(368,467)	(53,687)
Advance to sellers		55,280	(200,513)	(446,427)	(65,046)
Financial lease receivables		(347,326)	(26,832)	141,517	20,620
Inventory		(4,345)	(67,252)	58,561	8,533
Payables, accruals and other current liabilities		170,203	911,639	654,281	95,332
Deposit of interests from consumers and payable to financing partners		400,642	628,889	(563,527)	(82,108)
Deferred revenue		10,762	6,508	87,562	12,758

Net cash used in operating activities		(661,210)	(1,834,243)	(2,281,333)	(332,400)

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software		11,481	885	7,735	1,127
Purchase of property, equipment and software		(94,923)	(81,211)	(133,907)	(19,511)
Cash paid for long-term investments		(11,423)	(152,723)	(189,450)	(27,604)
Cash paid for acquisition, net of cash acquired		—	(3,575)	(66,339)	(9,665)
Proceeds from disposal of long-term investments		150	5,048	—	—
Increase in restricted cash		(566,742)	(911,376)	(395,800)	(57,670)
Decrease/(increase) in short-term investments		670,798	96,118	(595,078)	(86,706)
Loan extended to a related party		—	(451,385)	(101,578)	(14,800)

Net cash generated from/(used in) investing activities		9,341	(1,498,219)	(1,474,417)	(214,829)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016, 2017 AND 2018 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
		RMB	RMB	RMB	US$

Cash flows from financing activities:
Proceeds from borrowings		193,828	800,887	1,209,431	176,219
Net proceeds from issuance of convertible redeemable preferred shares		162,209	2,721,065	1,674,408	243,969
Repayment of borrowings		(182,994)	(204,068)	(1,183,797)	(172,485)
Repurchase of ordinary shares		(306,044)	—	—	—
Acquisition of non-controlling interest in a subsidiary		—	(29,042)	—	—
Net proceeds from initial public offering and issuance of convertible note		—	—	2,574,010	375,045

Net cash (used in)/generated from financing activities		(133,001)	3,288,842	4,274,052	622,748

Effect of exchange rate changes on cash and cash equivalents		6,464	3,334	(9,278)	(1,352)

Net (decrease)/increase in cash and cash equivalents		(778,406)	(40,286)	509,024	74,167

Cash and cash equivalents at beginning of the year		1,110,665	332,259	291,973	42,542

Cash and cash equivalents at end of the year		332,259	291,973	800,997	116,709

Supplemental disclosure of cash flow information
- Cash paid for income tax		261	6,429	4,575	667
- Cash paid for interest		3,508	6,386	32,113	4,679

Supplemental schedule of non-cash investing and financing activities
- Accretion on redeemable preferred shares	25	421,346	555,824	318,951	46,473
- Deemed contribution from preferred shareholders		3,428	—	—	—
- Deemed dividend to preferred shareholders		—	587,564	544,773	79,376
- Deemed dividend from preferred shareholders		—	92,779	—	—
- Repurchase of the surrender shares	24	—	—	746,253	108,733

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries and variable interest entities (“VIEs”). The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.

The Company was incorporated under the law of the Cayman Islands as the exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

The Group primarily engages in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”).

In 2016, the Group spun off its 2B business through a transfer of the equity interest of Youxinpai (Beijing) Information Technology Co., Ltd.(“Youxinpai”), a subsidiary of the Company, to a series of shareholders, which represented the same offshore shareholders of the Company, i.e. same shareholders with their respective onshore and offshore entities. In 2017, the Company made its strategic decision for the existing shareholders of Youxinpai to transfer 100% equity interest in Youxinpai to the Company (referred to as “the Reorganization”).

On June 27, 2018, the Company completed its IPO on NASDAQ Global Select Market under the symbol “UXIN”. The Company offered 25,000,000 American Depositary Shares (“ADS”). Each ADS represents three ordinary share and was sold to the public at US$9.00 per ADS. Also, the Company entered into Convertible Note Purchase Agreements with CNCB (Hong Kong) Investment Limited (the “CNCB (Hong Kong)”) and Golden Fortune Company Limited (the “Golden Fortune”) concurrently with the closing of IPO. Net proceeds raised by the Company from the IPO and private placement in total amounted to approximately US$382.1 million (equivalent to RMB 2.6 billion) after deducting underwriting discounts commissions and other offering expenses.

As of December 31, 2018, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) Information Technology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Co., Ltd.	Hangzhou	March 25, 2013	100%	Loan facilitation
Bo Yu Finance Lease (Tianjin) Co., Ltd.	Tianjin	March 6, 2015	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Transaction service
Youzhen (Beijing) Business Consulting Co., Ltd.	Beijing	March 28, 2016	100%	Transaction service
Youxin (Shanghai) Second Hand Car Business Co., Ltd.	Shanghai	January 26, 2016	100%	Transaction service
Beijing Youxin Fengshun Lubao Vehicle* Auction Co., Ltd.	Beijing	March 13, 2015	94.94%	Salvage car auction
Youxin (Shanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Transaction service

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

As of December 31, 2018, the Company’s principal subsidiaries and consolidated VIEs are as follows:

VIEs

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11, 2011	99.99%	Auction platform
Beijing Fengshun Lubao* Automotive Auction Co., Ltd.	Beijing	June 10, 2011	94.94%	Salvage car auction
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12, 2015	99.99%	Transaction service

* Both are subsidiaries of Fairlubo Auction Company Limited (“Fairlubo”)

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor.

All transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation(continued)

Variable interest entities

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Company operates online platforms that provide internet information services and engages in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests are held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company which maintains the ability to control these PRC domestic companies is entitled to substantially all of the economic benefits from these PRC domestic companies and is obligated to absorb expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Group consolidated financial results of these PRC domestic companies and their subsidiaries. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the Group’s subsidiaries (“Primary Beneficiaries”) are further described below.

The Company primarily operated 2B and 2C online platforms through one of the VIEs, Youxin Hulian via the contractual agreements. In January 2015, the MIIT eliminates the restrictions on foreign ownership in the SHFTZ Notice for enterprises in Shanghai Pilot Free Trade Zone that provide online data processing and transaction processing services (operating E-commerce) under value-added telecommunications services. Certain of our eligible WFOE and subsidiary of WFOE, Yougu and Youhan, have applied for and obtained the VATS Licenses to conduct E-commerce in 2015 and 2016, and they have been operating our 2B and 2C online platforms since then.

Currently, Youxin Hulian, Yishouche and Fengshun Lubao hold the VATS Licenses for internet information services to operate other online platforms of the Company and they may hold equity interests of subsidiaries conducting business that are restricted with foreign ownership.

Loan Agreements

Pursuant to the relevant loan agreements, the Group’s relevant PRC subsidiary has granted interest-free loans to the relevant Nominee Shareholders of the relevant VIE with the sole purpose of providing funds necessary for the capital injection to the relevant VIEs. Only the Group’s relevant PRC subsidiary can require the Nominee Shareholder to settle the loan amount with the equity interests of relevant VIEs, subject to any applicable PRC laws, rules and regulations. And both parties have agreed that any proceeds from sale of the Nominee Shareholder’s equity interest in relevant VIE should be repaid to the Group’s relevant PRC subsidiary. The terms of the loan agreements are ten years and can be extended with the written consent of both parties before its expiration.

Exclusive option agreements

The Nominee Shareholders of the VIEs have granted the Group’s relevant PRC subsidiaries the exclusive and irrevocable right to purchase or to designate one or more person(s) at their discretion to purchase part or all of the equity interests in the VIEs from the Nominee Shareholders for a purchase price at any time, subject to the lowest price permitted by PRC laws and regulations. The VIEs and their Nominee Shareholders have agreed that without prior written consent of the Group’s relevant PRC subsidiaries, their respective Nominee Shareholders cannot sell, transfer, pledge or dispose their equity interests, and the VIEs cannot sell, transfer, pledge or dispose, but not limit to the equity interest, significant assets, significant revenue and significant business. Also as agreed, the VIEs cannot declare any dividend or change capitalization structure of the VIEs and cannot enter into any loan or investment agreements. Furthermore, the Nominee Shareholders have agreed that any proceeds but not limited to the sales of the Nominee Shareholders’ equity interest in relevant VIEs should be gratuitously paid to the Group’s relevant PRC subsidiaries or one or more person(s) at their discretion.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation(continued)

Power of attorney

Pursuant to the irrevocable power of attorney, each of the Nominee Shareholders appointed the Group’s relevant PRC subsidiaries as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, attending shareholders meetings, voting on their behalf on all matters requiring shareholder approval, including but not limited to sale, transfer, pledge, or disposition of all or part of the Nominee Shareholders’ equity interests, and designation and appointing the legal representative, directors, supervisors, chief executive officer and other senior management members of the VIEs. Each power of attorney will remain in force during the period when the Nominee Shareholders continue to be shareholders of the VIEs. Each Nominee Shareholder has waived all the rights which have been authorized to the person designated by the Group’s relevant PRC subsidiaries under each power of attorney.

Exclusive business cooperation agreement

Pursuant to the exclusive business cooperation agreement, the Group’s relevant PRC subsidiaries have agreed to provide to the VIEs services, including, but not limited to, development, maintenance and update software, design, installation, daily management, maintenance and updating of the network system, hardware and database design, marketing. The VIEs shall pay to the Group’s relevant PRC subsidiaries service fees determined based on the complexity and difficulty of the services, title of and time consumed by employees, contents and value of the services, operation conditions and market price of the service provided. The agreement shall remain in full force and effect unless terminated in accordance with the provisions of this Agreement or terminated in writing by the Group’s relevant PRC subsidiaries.

Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the Nominee Shareholders of the VIEs have pledged all of their equity interests in relevant VIEs to the Group’s relevant PRC subsidiaries as collateral for all of their to direct, indirect and derivate losses and anticipated profits of the PRC subsidiaries incurred in the event of default and to secure their obligations under the above agreements. The relevant PRC subsidiaries are entitled to have any dividends based on the pledged equity interest in relevant VIEs. The Nominee Shareholders may not transfer or assign the equity interests, the rights and obligations in the equity pledge agreements and may not create or permit to create any pledges which may have an adverse effect on the rights or benefits of the Group’s relevant PRC subsidiaries without the Group’s relevant PRC subsidiaries’ pre-approval. In addition, the Group’s relevant PRC subsidiaries are entitled to purchase at a discount, auction or sell the equity interests pledged and have priority to obtain the proceeds from above auctions or sales, if an event of default happens. The equity pledge agreements will expire only when the Nominee Shareholders have completed all their obligations under the above agreements.

Risks in relation to the VIE structure

In the opinion of the Company’s legal counsel, (i) the ownership structure relating to the VIEs of the Company is in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their Nominee Shareholders are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, uncertainties in the interpretation and application of current and future PRC laws, regulations and rules could cause the Company’s current ownership structure to be found in violation of any existing or future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these contractual arrangements. Furthermore, Nominee Shareholders of the VIEs may have interests that are different with those of the Company, which could potentially increase the risk that they would seek to act in contrary to the terms of the aforementioned agreements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (continued)

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

In January 2015, the Ministry of Commerce (“MOFCOM”), released for public comment a proposed PRC law, the Draft Foreign Investment Enterprises (“FIE”) Law, that appears to include VIEs within the scope of entities that could be considered to be FIEs, that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control”. If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to include the Group’s contractual arrangements with its VIEs, and as a result, the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIE, that operates in restricted or prohibited industries and is not controlled by entities organized under PRC law or individuals who are PRC citizens. If the restrictions and prohibitions on FIEs included in the Draft FIE Law are enacted and enforced in their current form, the Group’s ability to use the contractual arrangements with its VIEs and the Group’s ability to conduct business through the VIEs could be severely limited.

There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company’s belief and the opinion of its PRC legal counsel. In March 2019, the draft Foreign Investment Law was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and the possibility that such entities will be deemed as foreign-invested enterprise and subject to relevant restrictions in the future shall not be excluded. If the contractual arrangements establishing the Company’s VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating income or the income of affiliated Chinese entities, revoking business licenses or the business licenses of affiliated Chinese entities, requiring affiliated Chinese entities to restructure ownership structure or operations and requiring affiliated Chinese entities to discontinue any portion or all of value-added telecommunications, E-commerce and internet information services. Any of these actions could cause significant disruption to the Company’s business operations, and have a severe adverse impact on the Company’s cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company’s ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB134.4 million as of December 31, 2017 and RMB144.2 million as of December 31, 2018. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of consolidation (continued)

The following table sets forth the assets, liabilities and results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

		December 31, 2017	December 31, 2018
		RMB	RMB

Cash and cash equivalents		105,680	67,940
Amounts due from related parties		148,714	165,940
Accounts receivable		6,884	6,957
Other receivables, net		63,832	95,297
Inventory		71,248	2,120
Prepaid expense and other current assets		64,978	22,364
Long-term investments		25,421	27,427
Property, equipment and software, net		12,835	12,436
Intangible assets, net		2,703	17,295
Goodwill		—	38,246
Total assets		502,295	456,022

Accounts payable		4,864	7,379
Amounts due to related parties		727,917	914,109
Current portion of long-term borrowings		—	281
Deferred tax liability		—	3,725
Other payables and accruals		402,945	249,841
Total liabilities		1,135,726	1,175,335

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Total revenues	103,830	244,830	416,578
Cost of revenues	(36,788)	(130,099)	(156,093)
Net loss	(9,253)	(603,030)	(85,882)

Net cash generated from/(used in) operating activities	155,589	(584,072)	(51,713)
Net cash used in investing activities	(17,037)	(5,529)	(67,516)
Net cash (used in)/generated from financing activities	(62,410)	604,314	81,489
Net increase/(decrease) in cash and cash equivalents	76,142	14,713	(37,740)
Cash and cash equivalents at beginning of year	14,825	90,967	105,680
Cash and cash equivalents at end of year	90,967	105,680	67,940

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the allowance for finance lease receivables, useful lives of property, equipment and software, amortization period of intangible assets, financial derivatives, guarantee liability, business combination, goodwill impairment and forfeiture rate of share-based compensation.

2.4 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data

Level 3 — Unobservable inputs which are supported by little or no market activity

Financial instruments of the Company primarily comprise of cash equivalents, short-term investment, accounts receivable, finance lease receivables, short-term borrowings, accounts payable, derivative liabilities, guarantee liabilities and deposit of interests collected from customers and payable to financing partners. As of December 31, 2017 and 2018, their carrying values approximated their fair values because of their generally short maturities. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.5 Foreign currencies

The Group uses Renminbi (“RMB”) as its reporting currency. The USD (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in other than the functional currency are translated at the balance sheet date exchange rate. The resulting exchange differences are recorded in the Consolidated Statements of Comprehensive Loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income. The exchange rates used for translation on at the end of the year of 2017 and 2018 were US$1.00=RMB 6.5342 and RMB 6.8632, respectively, representing the index rates stipulated by the People’s Bank of China.

Transactions of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8632, representing the index rates stipulated by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less.

2.7 Restricted cash and short-term investment

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets, and is not included in the total cash and cash equivalents in the Consolidated Statements of Cash Flows. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.12 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. As of December 31, 2017 and 2018, the restricted cash in relation to Guarantee represented 9.6% and 7.5% of the outstanding facilitated loan balance, respectively.

Short-term investments are mainly comprised of time deposits and investment products placed with banks with original maturities longer than three months but less than one year.

2.8 Inventory

Inventories comprise of new cars, GPS devices, auto check equipments and others. Inventories are valued at the lower of cost or market. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of December 31, 2017, inventories mainly included GPS devices, auto check equipments and new cars of RMB2.5 million, RMB1.4 million and RMB72.6 million, respectively. As of December 31, 2018, inventories mainly included GPS devices and auto check equipments of RMB8.1 million and RMB1.4 million, respectively.

2.9 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was nil as of December 31, 2017 and 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10 Advance to consumers on behalf of financing partners

The Group facilitates loans extended by third-party financing partners to consumers through its online platform. The Group started to cooperate with third-party financing partners beginning September 2015. From September 2015, the third-party financing partners provided all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collaterals over the cars purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners’ behalf to the applicable car dealers directly. The balance represents a legal claim of the Group from third-party financing partners. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements. As of December 31, 2017 and 2018, the advances to consumers on behalf of financing partners were RMB827.4 million and RMB521.9 million, respectively.

2.11 Financial lease receivables

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements.

The Group provides short-term inventory financing to certain selected car dealers. Those car dealers can apply and obtain loans through the Easy Loan program. The Group provides funding to the dealer and may in turn obtain financing from one of our financing partners to fund the Easy Loan program. In order to fund the Easy Loan program, the Group and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made with direct connection to the financial lease contracts entered into between the Group and the dealers for the underlying cars. Accordingly, the Group is considered as the primary obligor in the lending relationship and therefore records the liabilities to the third-party financing partner on its Consolidated Balance Sheets. Consequently, the Group considers that the financial lease receivables generated from financial lease contracts with car dealers are not settled or extinguished. Therefore, the Group continues to account for the financial lease receivables on its Consolidated Balance Sheets.

The Group started to cooperate with third-party financing partners from September 2015. Before September 2015, the Group entered into finance lease arrangements with consumers who needed financing for car purchases. In late 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars.

Financial lease receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when the Group has determined the balance is impaired.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Guarantee liabilities

The third-party financing partners offer financing solutions to the Borrowers and the Company is required to provide a guarantee in the event of default.

The financial guarantee is within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”. The liability is recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liability, the Company’s guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liability is recognized in “gains from guarantee liability” in the statements of comprehensive loss by a systematic and rational amortization method, e.g. over the term of the loan.

As of December 31, 2017 and 2018, the amounts of maximum potential future payments that the Group could be required to make under the guarantee were RMB14.8 billion and RMB27.6 billion, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

2.13 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Electronic equipment	3 years
Furniture	5 years
Vehicles and motors	4 years
Software	5 years
Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

The Company recognized the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.

2.14 Intangible assets, net

Intangible assets represent software copyright and supplier relationship acquired. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight line basis over their estimated useful lives of the respective assets, which is usually 5 years.

Separately identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.15 Goodwill

In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, tax and cash flows of the reporting unit.

2.16 Long-term investments

In accordance with ASC 323 Investment—Equity Method and Joint Ventures, the Company accounts for an equity investment over which it has significant influence but does not own a majority of the equity interest or otherwise controls and the investments are either common stock or in substance common stock using the equity method. The Company’s share of the investee’s profit and loss is recognized in the earnings of the period.

In accordance with ASC 325 Investment—Other, for equity investments which the Company does not have significant influence, and whose fair value is not readily determinable, the cost method accounting is applied. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received. The Company assesses its equity investments for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends, and other company-specific information such as financing situation.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Long-term investments (continued)

The Group also invests in convertible redeemable securities. These securities are reported at fair value, classified and accounted for as available-for-sale debt securities in investment securities. The treatment of a decline in the fair value of an individual security is based on whether the decline is other-than-temporary. The Group assesses its available-for-sale debt securities for other-than-temporary impairment by considering factors including, but not limited to, its ability and intent to hold the individual security, severity of the impairment, expected duration of the impairment and forecasted recovery of fair value. Investments classified as available-for-sale debt securities are reported at fair value with unrealized gains or losses, if any, recorded in accumulated other comprehensive income as a component of shareholders’ equity. If the Group determines a decline in fair value is other-than-temporary, the cost basis of the individual security is written down to fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss charged in others, net in the Consolidated Statements of Comprehensive Loss. The fair value of the investment would not be adjusted for subsequent recoveries for increases in fair value.

2.17 Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2017 and 2018.

2.18 Deferred revenue

Deferred revenue mainly represents warranty program provided by the Company. The program includes a 1-year or 20,000 kilometer warranty, covering both maintenance and all major structural components. As of December 31, 2017 and 2018, the deferred revenue was RMB27.6 million and RMB115.2 million, respectively.

2.19 Revenue recognition

The Group primarily engages in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services and financing solutions offered by third-party financing partners to buyers for their used car purchases. Revenue principally represents transaction facilitation revenue, loan facilitation revenue and others.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Revenue recognition(continued)

To achieve that core principle, an entity should apply five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. Under the 2C business, for transactions with financing solutions attached, the Company identified three performance obligations - transaction facilitation services, loan facilitation services and warranty services. The Company therefore considered the appropriate method to allocate the transaction price to each performance obligation based on the relative standalone selling prices of the services being provided. The Company does not sell all these services separately, and therefore, in estimating the standalone selling price for services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers selling prices of similar services. Revenue is recognized upon transfer of control of promised goods or services to a customer.

The Group, from time to time, provides cash incentives to both buyers and sellers. These incentives are given in the form of either a cash bonus to sellers or a discount coupon to buyers, and are applied to the same transaction. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net of cash incentives and value-added-tax collected from customers, which are subsequently remitted to government authorities.

2C

The Company’s online platform and offline infrastructure facilitates used car dealers to list and sell their used cars to individual consumers via cross-regional service and intra-regional service. The Company started its cross-regional transaction facilitation service in the first quarter of 2018. The cross-regional transaction facilitation services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located; whereas intra-regional transaction facilitation services cater to local individual consumers. The Group’s offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. The Group does not charge transaction facilitation services fees to car dealers for certain transactions without financing solutions attached. For those transactions with financing solutions offered by third-party financing partners, the Group has identified three performance obligations — transaction facilitation services, loan facilitation services and warranty services. The revenue relating to warranty services is deferred and recognized over the warranty period as the Company stands ready to perform during that period. The transaction facilitation revenue is recognized at a point in time when the service is rendered, which occurs upon the completion of the successful transaction. The Group earns loan facilitation revenue from the Borrowers along with the cross-regional and intra-regional transaction facilitation services. The Group provides intermediary matching services to both the Borrowers and the third-party financing partner, which the Group describes as a loan facilitation service. The performance obligation is satisfied at a point in time upon completion of a transaction, and the loan facilitation revenue is recognized accordingly when the service is rendered.

2B

Launched in 2011, the Company’s 2B business, Uxin Auction(“优信拍”), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Business sellers include used car dealers, 4S dealership, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufactures and large corporation that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. The Group earns transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of the selling price of the underlying car or a minimum amount is recognized at a point in time following the transfer of control of such services to the customer, which occurs upon the completion of a successful transaction. As the Company does not assume inventory risk for the used cars, it is considered to be an agent in accordance with ASC 606. Accordingly, the Company recognizes the transaction facilitation income when the performance obligation is satisfied.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.19 Revenue recognition (continued)

Others

Other revenue is mainly comprised of sales of new cars, commission of salvage cars sales, interest income of financial lease, etc.

The revenue from sales of new cars is recognized when title of the cars is transferred to buyer. Commission income of salvage cars sales is charged to buyers and recognized upon completion of the transaction.

Prior to September 2015, the Group provided funds to consumers in the form of financial lease agreements. The Group also provides Easy Loan program to selected dealers in the form of financial lease agreements. In late 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars. In these arrangements, the Group is considered the originator of the financing and held such creditor’s rights. The Group generates interest income from these arrangements. Interest income is recognized on a time proportion basis, taking into account of the principal outstanding and the effective interest rate over the period to maturity, which is determined that such income will accrue by the Group.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of December 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB115.2 million, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

2.20 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries and VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Sales of cars	17%/16%
Transaction facilitation	6%
Loan facilitation	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 11% to 13% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the cost of revenue in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Cost of revenues

Cost of revenues primarily consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, and cost of new cars sold.

2.22 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses, rental expenses for selling stores. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Advertising costs are expensed as incurred and the total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB394.9 million, RMB1,308.2 million and RMB1,152.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

2.23 Research and development expenses

Research and development expenses primarily consist of salaries and benefits expenses, fees for outsourced technical services and depreciation of servers and computers relating to research and development.

All research and development costs are expensed as incurred. Software development costs required to be capitalized under ASC 350-40, Internal-Use Software, were not material to our consolidated financial statements.

2.24 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.25 Share-based compensation

The Company follows ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

Under ASC 718, the Company applies the Binominal option pricing model in determining the fair value of options granted. ASC 718 requires forfeiture rates to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense is recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26 Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.27 Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Comprehensive Loss.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquire immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the Consolidated Statements of Comprehensive Loss.

For the Company’s majority owned subsidiaries and consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the non-controlling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the non-controlling interest is classified as mezzanine equity. Consolidated net loss on the Consolidated Statements of Comprehensive Loss includes net loss attributable to non-controlling interests when applicable.

2.28 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29 Recent Accounting Pronouncements

In January, 2016, the FASB issued ASU No. 2016-01 Financial Instruments—Overall (Subtopic 825-10) “Recognition and Measurement of Financial Assets and Financial Liabilities”. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company will apply the new standard beginning January 1, 2019 and recognize the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company anticipates that the adoption of ASU 2016-01 will not have a significant impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Entities were initially required to adopt the new leases standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new leases standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The Group will adopt this new guidance using additional transition method to recognize a cumulative-effect adjustment to the opening balance of accumulated deficit beginning January 1, 2019 and interim periods in the year ended December 31, 2019. The Group estimates approximately RMB 250 million to RMB 300 million would be recognized as total right-of-use assets and total lease liabilities on consolidated balance sheets as of January 1, 2019. Other than disclosed, the Group does not expect the new standard to have a material impact on its remaining consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29 Recent Accounting Pronouncements (continued)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company elected to adopt this new guidance for the years ended December 31, 2020 and interim periods in the year ended December 31, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which the Company is required to recognize an allowance based on its estimate of expected credit loss. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance for targeted changes with respect to how cash receipts and cash payments are classified in the statements of cash flows, with the objective of reducing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company elected to adopt this new guidance as non-public entity for the years ended December 31, 2019 and interim periods in the year ended December 31, 2020. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230) (“ASU 2016-18”). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company elected to adopt this new guidance as non-public entity for the years ended December 31, 2019 and interim periods in the year ended December 31, 2020. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.29 Recent Accounting Pronouncements (continued)

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. A public business entity that is not an SEC filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2020. All other entities, including not-for-profit entities, that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company elected to adopt this new guidance for the years ended December 31, 2020 and interim periods in the year ended December 31, 2020. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05 Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments define the term in substance nonfinancial asset, in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in non-financial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of Subtopic 610-20. The amendments to this Update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update are effective at the same time as the amendments in Update 2014-09. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. For all other entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance earlier as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company elected to adopt this new guidance as non-public entity for the years ended December 31, 2019 and interim periods in the year ended December 31, 2020. The Company is currently evaluating the impact of this new guidance on its consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATION

During the year ended December 31, 2017, the Company has completed two business combinations. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition.

Acquisition of Beijing Youxin Chefang Automotive Technical Service Co., Ltd. (“Chefang”)

Chefang is a company that engages in services related to car maintenance. In order to enhance the service quality to consumers, on October 8, 2015, the Company acquired 26% ordinary equity interests in Chefang with the consideration of RMB10 million. On September 28, 2016, the Company paid RMB10 million with which the acquired ordinary equity interests in Chefang increased to 40.96%. On May 31, 2017, the Company acquired further 10.04% ordinary equity interest in Chefang with the consideration of RMB3 million in cash and obtained the power to control Chefang with the accumulated acquired ordinary equity interests stepped up to 51%. These investments were accounted for under equity method due to significant influence the Group has over Chefang until the control was obtained and the investments were in the form of ordinary shares. The Group recognized a gain of RMB3.9 million upon the acquisition of the remeasurement of previously held equity interests. In the fourth quarter of 2018, the Company acquired further 49% ordinary equity interest in Chefang with the consideration of RMB 2.0 million in cash and controlled Chefang with the accumulated acquired ordinary equity interests stepped up to 100%.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the date of acquisition. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of May 31, 2017
RMB

Fair value of previously held equity interests	6,973
Purchase consideration to achieve control	3,000
Total purchase consideration	9,973

Cash and cash equivalents	3,659
Accounts receivable, net	57
Other receivables, net	4,439
Inventory	46
Prepaid expense and other current assets	233
Property, equipment and software, net	3,151
Total assets	11,585

Accounts payable	(499)
Other payables and accruals	(523)
Total liabilities	(1,022)

Fair value of net asset acquired	10,563

Non-controlling interests	8,342

Goodwill	7,752

There were no identifiable intangible assets from the acquisition of Chefang. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. RMB 3.7 million goodwill impairment loss was recorded in the year ended 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATION (CONTINUED)

Based on an assessment of Chefang’s financial performance, Chefang was not considered material to the Group. Thus, management concluded that the presentation of pro forma financial information and the revenue and net income of Chefang during the period since the acquisition date was immaterial.

Acquisition of Baogu Vehicle Technology Service (Beijing) Co., Ltd. (“Baogu”)

In order to enhance the service quality to consumers, in June 2015, the Company acquired 30% ordinary shares of Baogu, a vehicle warranty service provider, and accounted for the investment and equity method. The purchase consideration was RMB12.2 million. In August 2017, the Company acquired the remaining 70% ordinary shares of Baogu with consideration of RMB4 million in cash and obtained the power to control Baogu.

The investment in the first 30% of ordinary shares of Baogu was accounted for under equity method due to significant influence the Group had over Baogu until the Group obtained control of Baogu. The Group recognized a gain of RMB1.3 million upon the acquisition of the remeasurement of previously held equity interests.

The Company completed the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the date of acquisition. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of August 31, 2017
RMB

Fair value of previously held equity interests	1,714
Purchase consideration to achieve control	4,000
Fair value of total consideration	5,714

Cash and cash equivalents	307
Accounts receivable, net	12,621
Other receivables, net	7,352
Prepaid expenses and other current assets	4,083
Property, equipment and software, net	107
Total assets	24,470

Accounts payable	(280)
Deferred revenue	(21,959)
Other payables and accruals	(691)
Total liabilities	(22,930)

Fair value of net assets acquired	1,540

Goodwill	4,174

There was no identifiable intangible assets from the acquisition of Baogu. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. No impairment was identified as of December 31, 2018.

Based on an assessment of Baogu’s financial performance, Baogu was not considered material to the Group. Thus, management concluded that the presentation of pro forma financial information and revenue and net income of Baogu during the period since the acquisition date was immaterial.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. BUSINESS COMBINATION (CONTINUED)

During the year ended December 31, 2018, the Group has completed a business combination. The results of the acquired entity’s operations have been included in the Group’s consolidated financial statements since its respective date of acquisition.

Acquisition of Zhejiang Dongwang Internet Technology Co., Ltd. (“Dongwang”)

Dongwang is a company that engages in salvage car auction business in Zhejiang province. On June 1, 2018, the Company acquired 100% ordinary equity interests from Dongwang’s founder with cash consideration of RMB 62.99 million and newly-issued Fairlubo ordinary shares of 20,225,145 (par value US$0.0001). The fair value of ordinary shares on June 1, 2018 was US$ 0.0985.

The Company conducted the valuations necessary to assess the fair values of the tangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the date of acquisition. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

As of June 1, 2018
RMB

Cash consideration	62,994
Fair value of ordinary shares of Fairlubo (US$0.0001 par value, 20,225,145 shares)	1,993
Total purchase consideration	64,987

Cash and cash equivalents	743
Accounts receivable, net	811
Other receivables, net	36,961
Amount due from related party	21,486
Prepaid expense and other current assets	887
Property, equipment and software, net	3,334
Intangible asset	16,850
Total assets	81,072

Accounts payable	(1,792)
Other payables and accruals	(48,326)
Deferred tax liabilities	(4,213)
Total liabilities	(54,331)

Fair value of net asset acquired	26,741

Goodwill	38,246

There were identifiable intangible assets from the acquisition of Dongwang, including customer relationship, software license and non-competitive agreements. Those intangible assets were recognized and measured at fair value upon acquisition and amortized over five years. In accordance with ASC 350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes. No impairment was identified as of December 31, 2018.

Based on an assessment of Dongwang’s financial performance, Dongwang was not considered material to the Group. Thus, management concluded that the presentation of pro forma financial information and the revenue and net income of Dongwang during the period since the acquisition date was immaterial.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. REDEEMABLE NON-CONTROLLING INTERESTS

Fairlubo, the Group’s non-wholly owned subsidiary had its Series B financing in January, 2016. The Company along with three other investors contributed in Fairlubo’s Series B financing. These three shareholders’ contributions in Fairlubo were accounted for as the Group’s redeemable non-controlling interests, and were classified as Mezzanine equity. Pursuant to Fairlubo’s Series B shareholders agreement, upon occurrence of certain events (e.g. the Company’s successful listing in capital markets), the Series B held by the Group’s non-controlling interests holders had the option to convert their equity interests in Fairlubo into the Company’s shares based on the mechanism that set out in Fairlubo’s Article of Association (the “Share Swap”). In addition, the holders of Fairlubo’s Series B also had the option to request Fairlubo to redeem those shares under certain circumstance (e.g. a qualified initial public offering of Failubo has not occurred by the fourth anniversary after the issuance of Series B preferred shares).

Based on the accounting assessment and valuation work conducted by an independent appraiser, the Group determined the aforementioned Shares Swap feature and redemption feature embedded in the Series B preferred shares was required to be bifurcated and accounted for as derivative liabilities. The Shares Swap had been completed by the issuance of the Company’s 13,026,713 Class A ordinary shares to non-controlling shareholders upon IPO.

As of December 31, 2017, the fair values of the Share Swap feature and the redemption feature which were required to be bifurcated and accounted for as derivative liabilities are as follows:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Derivative liabilities — Share Swap feature of redeemable non-controlling interests	119,086	—
Derivative liabilities — Redemption feature of redeemable non-controlling interests	49,778	—
	168,864	—

5. ADVANCE TO CONSUMERS ON BEHALF OF FINANCING PARTNERS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Advance to consumers on behalf of financing partners	827,417	521,908

The Group facilitates loans extended by third-party financing partners to consumers through the online platform. From September 2015, the third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners’ behalf to the applicable car dealers directly. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements.

For the balance of RMB 521.9 million as at December 31, 2018, all have been subsequently paid by financing partners.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Loan recognized as a result of payment under the guarantee	441,860	810,327
Less: allowance for doubtful accounts	(189,305)	(256,639)
	252,555	553,688

The movement of allowance for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB

Beginning	—	(7,222)	(189,305)
Addition	(6,893)	(184,586)	(257,953)
Adjustment (i)	(711)	(13,103)	152,862
Write-off	382	15,606	37,757
Ending	(7,222)	(189,305)	(256,639)

The third-party financing partners offer financing solutions to the Borrowers and the Group is required to provide a guarantee. In the event of a payment default from the Borrower, the Group is required to repay the monthly installment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognized loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the consolidated balance sheets.

Loan recognized as a result of payment under the guarantee of RMB 343.2 million was pledged as collateral for long-term borrowings of RMB120.8 million and current portion of long-term borrowings of RMB278.6 million (Note 15).

(i) On a normal basis, adjustments occur when either further revaluations of allowance for doubtful accounts are considered necessary therefore adjustments of provisions are needed, or settlements from the Borrowers are received to reverse the balances. Adjustments may also occur when certain loans recognized as a result of payments under the guarantees are bought out by certain new non-bank financing institutions without any recourse terms in 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. ADVANCE TO SELLERS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Advance to sellers	246,287	692,714

When facilitating used car transaction, the Group connect the sellers and buyers and provides service in relation to the cash flow remittance, i.e. the Group collects the cash from buyers and remits to sellers. The balance represents the prepayments to sellers by the Group, which are subsequently collected from the buyers in a short period of time. No allowance of advance to sellers was provided at December 31, 2017 and 2018, since no collection issues occurred in the past,

The balance included advance to sellers in 2B business, total of RMB 246.3 million and RMB 236.2 million as of December 31, 2017 and 2018 respectively, and advance to sellers in 2C cross-regional business, total of nil and RMB 449.8 million as of December 31, 2017 and 2018 respectively.

Advance to sellers of RMB 21.3 million was pledged as collateral for short-term borrowings of RMB 20.0 million (Note 15).

8. OTHER RECEIVABLES, NET

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Deposits in non-bank financing partners (i)	52,000	502,550
Rental and other deposits	79,098	77,902
Staff advance	22,940	55,652
Receivables from third-party payment settlement platform	78,856	34,787
Others	19,027	42,970
	251,921	713,861
Less: allowance for doubtful accounts	(272)	(6,457)
	251,649	707,404

(i)             In order to diversify its funding sources, the Company has been making efforts to broaden its collaboration with more financing partners in addition to the three existing major financing partners, including some non-bank financial institutions. In the ordinary course of business, the third-party financing partners offer financing solutions to the Borrowers and the Company is required to provide a guarantee. For the financing partners which are banks, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the financing partners which is recorded as “Restricted cash”(Note 2.7). For the new financing partners which are non-bank financial institutions, the Company, as the guarantor, is required to deposit a separate guarantee fund with the non-bank financing partners, which is recorded as deposits.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. OTHER RECEIVABLES, NET(CONTINUED)

The movement of allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB

At the beginning of year	—	(269)	(272)
Addition	(269)	(3)	(23,608)
Write-off	—	—	17,423
At the ending of year	(269)	(272)	(6,457)

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Prepaid marketing expense	56,745	218,145
VAT-input deductible	80,589	64,237
Prepaid rental expense	57,188	46,581
Prepaid consulting and professional service fees	10,809	37,236
Prepaid non-banking financing partners service fees	18,607	26,295
Others	25,831	24,820
	249,769	417,314

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FINANCIAL LEASE RECEIVABLES

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements entered into with consumers.

The following table presents financial lease receivables as of December 31, 2016, 2017 and 2018, respectively.

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
		RMB	RMB

Financial lease receivables due from car dealers	355,574	432,491	239,854

Financial lease receivables due from consumers	60,512	10,427	61,547
Less: allowance for doubtful accounts	(2,624)	(4,225)	(6,890)
	57,888	6,202	54,657

Financial lease receivables, net	413,462	438,693	294,511

The following presents the aging of past-due financial lease receivables as of December 31, 2017:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB

Financial lease receivables due from car dealers	—	—	—	432,491	432,491
Financial lease receivables due from consumers	2,808	7,619	10,427	—	10,427
	2,808	7,619	10,427	432,491	442,918

The following present the aging of past-due financial lease receivables as of December 31, 2018:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB

Financial lease receivables due from car dealers	—	—	—	239,854	239,854
Financial lease receivables from consumers	—	7,748	7,748	53,799	61,547
	—	7,748	7,748	293,653	301,401

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FINANCIAL LEASE RECEIVABLES (CONTINUED)

The following lists the components of the net investment in financial lease receivables due from car dealers and consumers as of December 31, 2017 and 2018.

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB

Total minimum lease payments to be received (i)	419,673	446,163	303,273
Less: Allowance for uncollectibles	(2,624)	(4,225)	(6,890)
Net minimum lease payments receivable	417,049	441,938	296,383
Less: unearned income	(3,587)	(3,245)	(1,872)
Net investment in direct financing and sales-type leases	413,462	438,693	294,511

(i)                 As of December 31, 2016, 2017 and 2018, all of the minimum lease payments would be paid in a year. There is no contingent rental for the year ended December 31, 2016, 2017 and 2018, respectively.

11. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Cost
Computer equipment	125,962	194,513
Leasehold improvement	106,947	147,704
Software	19,198	23,500
Furniture	13,638	19,611
Vehicle and motor	7,754	12,220
Construction in progress	18,082	13,629
Total property, equipment and software	291,581	411,177

Less: accumulated depreciation and amortization
Computer equipment	(56,528)	(90,134)
Leasehold improvement	(64,203)	(100,269)
Software	(4,418)	(6,523)
Furniture	(5,706)	(8,037)
Vehicle and motor	(4,101)	(6,943)
Total accumulated depreciation and amortization	(134,956)	(211,906)

Net book value	156,625	199,271

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted to approximately RMB49.3 million, RMB68.2 million and RMB88.8 million for the year ended December 31, 2016, 2017 and 2018, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Supplier relationship	9,400	18,200
Software copyright	3,000	7,000
Others	5,952	10,002
Total intangible assets	18,352	35,202

Less: amortization	(8,403)	(14,023)
Net book value	9,949	21,179

The total amounts charged to the Consolidated Statements of Comprehensive Loss for amortization expenses amounted to approximately RMB3.2 million, RMB3.7 million and RMB5.6 million for the year ended December 31, 2016, 2017 and 2018, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the five years is as follows:

As of December 31, 2018
RMB

2019	6,877
2020	5,661
2021	3,850
2022	3,370
2023	1,421
21,179

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Available-for-sales debt security investment
Orange Inc.	39,205	41,179

Equity method investments
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	—	236,642
Weiche Information Technology Co., Ltd. (“Weiche”)	—	2,006
	—	238,648

Cost method investments
ClearVue Pony Holdings Limited. (“ClearVue Pony”)	—	68,632
Bai’an Online Property Insurance Co., Ltd. (“Bai’an”)	1,423	1,423
	1,423	70,055

Total long-term investments	40,628	349,882

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LONG-TERM INVESMENTS (CONTINUED)

Major investments made by the Company during the year ended December 31, 2017 and 2018 are summarized as follows:

Investment accounted for as available-for-sale debt security investment

Investment in Orange Inc.

In June 2017, the Group subscribed convertible preferred shares of Orange Inc., a technology company, for a consideration of US$6 million. The Group’s investment represented 10.26% of the equity interests, on an if-converted basis. The preferred shares were not considered in-substance ordinary shares as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to ordinary shareholders. Thus the investment was classified as an  available-for-sale investment in debt securities.

Investments accounted for using equity method

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB 233.0 million. The investment was not closed until October 2018. The Company exercises significant influence in Jincheng and therefore accounts for this as a long-term investment using equity method.

Investment in Weiche

In May 2018, the Company invested in Weiche, a professional information technology company focusing on technology development and technology consulting service. The Company acquired 40% ordinary equity interest with a total consideration of RMB 3 million. The Company exercises significant influence in Weiche and therefore accounts for this as a long-term investment using equity method.

Investments accounted for using cost method

The Group does not have significant influence over these equity investments which do not have readily determinable market value, and therefore accounted for these investments using cost method.

Investment in ClearVue Pony

The Company’s wholly-owned subsidiary Xin Limited entered into an agreement with ClearVue Partner II, L.P to establish ClearVue Pony to invest in Pony AI, a technology company focusing on automobiles pilotless system. After the transaction, the Company held 23.8% ownership with a consideration of US$10 million. Since the Company did not appoint Board member in ClearVue Pony and could not exercise significant influence, this investment accounted for as long-term investment using cost method.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. OTHER NON-CURRENT ASSETS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Prepayment of long-term investment	112,902	—

In September 2017, the Company prepaid investment consideration of RMB112.9 million in Jincheng, a professional consumer financial services provider. The investment was closed in October 2018 and prepayment of long-term investment was transferred to long-term investment (Note 13).

15. SHORT-TERM AND LONG-TERM BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of December 31, 2017 and 2018. Short-term borrowings includes borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

Funding Partners	Fixed annual interest rate	Term	As of December 31, 2017	As of December 31, 2018
			RMB	RMB

Short-term borrowings	4.8%-12.0%	within 12 months	320,877	325,715
Current portion of long-term borrowings	5.2%-9.6%	mature in 2019	105,906	298,873
Long-term borrowings	5.0%-6.4%	2 - 4 years	374,104	481,801
			800,887	1,106,389

Long-term borrowings of RMB120.8 million and current portion of long-term borrowings of RMB278.6 million were secured by loan recognized as a result of payment under the guarantee of RMB343.2 million as at December 31, 2018 (Note 6).

Short-term borrowings of RMB 20.0 million were secured by advance to sellers of RMB 21.3 million (Note 7). Short-term borrowings of RMB 20.4 million were secured by financial lease receivable — consumers of RMB 32.5 million (Note 10).

The weighted average interest rate for the outstanding borrowings was approximately 6.4% and 6.5% as of December 31, 2017 and 2018, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. GUARANTEE LIABILITIES

The movement of guarantee liabilities is as follows:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB

Balance at the beginning of the year	493	76,325	173,907
Fair value of guarantee liabilities upon the inception of new guarantees	84,708	284,452	403,370
Guarantee settled	(6,893)	(184,586)	(257,953)
(Gains)/losses from guarantee liabilities	(1,983)	(2,284)	1,931
Balance at the end of the year	76,325	173,907	321,255

The terms of the guarantee range from 2 years to 4 years, as of December 31, 2016, 2017 and 2018.

17. DEPOSIT OF INTERESTS FROM CONSUMERS AND PAYABLE TO FINANCING PARTNERS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Deposit of interests from consumers and payable to financing partners	1,076,096	512,569
Less: current portion	(732,273)	(482,827)
Non-current portion	343,823	29,742

The Group facilitates loans extended by third-party financing partners to consumers through online platform. The third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions, including collection of interests deposit from the consumers at inception. The interest deposit normally approximates all the interest throughout the life of the loan. The balance represents the interests deposit from the consumers and subsequently payable to the financing partners. Since the second quarter of 2018, the Group have ceased the practice of collecting interest on behalf of the financing partners, and the down payments made by the consumers no longer include deposits of interest.

18. ADVANCE FROM BUYERS COLLECTED ON BEHALF OF SELLERS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Advance from buyers collected on behalf of sellers	226,891	375,803

When facilitating used car transaction, the Group connects sellers and buyers and provides service in relation to the cash flow remittance, i.e. the Group collects the cash from buyers and remits to sellers. The balance represents the advance payments collected from buyers, which are subsequently paid to sellers in a short period of time.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER PAYABLES AND ACCRUALS

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Accrued advertising expenses	429,658	407,557
Deposits (i)	196,089	207,076
Accrued professional services and other expenses	40,932	129,203
Accrued salaries and benefits	143,777	185,597
Tax payables	50,637	102,324
Interest payable	4,610	61,434
Advance from customer	12,551	9,704
Others	49,135	94,405
	927,389	1,197,300

(i)          In order to participate the auction through the platforms, the participants are required to pay deposits to the Group. The deposits were interest free and have no fixed terms of repayment.

20. OTHER CURRENT LIABILITIES

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Prepayment from Apex Ease Limited	130,684	—
Prepayment from Huangpu Investment Holding Limited	32,671	—
	163,355	—

Apex Ease Limited, a Series G-Plus preferred shareholder incorporated in British Virgin Islands, subscribed the Company’s preferred share capital of US$20 million in December 2017. The Group received a prepayment of US$20 million (equivalent to RMB130.7 million) in December 2017 from Apex Ease Limited as prepayment for this investment. The investment subsequently closed in January 2018 according to the Series G-Plus share subscription agreement.

Huangpu Investment Holding Limited, a Series G-Plus preferred shareholder incorporated in British Virgin Islands, subscribed the Company’s preferred share capital of US$5 million in December 2017. The Group received a prepayment of US$5 million (equivalent to RMB 32.7 million) in December 2017 from Huangpu Investment Holding Limited as prepayment for this investment. The investment had been closed in January 2018 according to the Series G-Plus share subscription agreement.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. CONVERTIBLE NOTES

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Convertible notes	—	1,188,192

On June 9, 2018, the Company entered into a Convertible Note Purchase Agreement with CNCB (Hong Kong) Investment Limited (the “CNCB (Hong Kong)”), a company incorporated under the laws of Hong Kong. CNCB (Hong Kong) agreed to purchase convertible notes from the Company in the total principal amount of US$100 million (equivalent to RMB 686.3 million) bearing interest rate of 6% per annum. On June 12, 2018, the Company entered into the other Convertible Note Purchase Agreement with Golden Fortune Company Limited (the “Golden Fortune”), a company incorporated under the laws of the Cayman Islands and whose investment manager is ICBC Asset Management (Global) Company Limited. Golden Fortune agreed to purchase convertible notes from the Company in the total principal amount of US$75 million (equivalent to RMB 514.7 million) bearing interest rate of 6.5% per annum. Both of convertible notes (the “Notes”) would mature in 363 days since the offering date. CNCB (Hong Kong) and Golden Fortune may elect to convert their respective Notes into Class A ordinary shares from the 181st day after June 27, 2018 with conversion price per ordinary shares equal to 109.5% and 108% of IPO price per ordinary share, respectively.

The Company has accounted for each of the Notes as a single instrument. The value of the Notes is measured by the cash received.  The Company recorded the interest expenses according to its annual interest rate. There was no BCF attribute to the Notes as the set conversion price for each of the Notes was greater than the fair value of the ordinary share at the date of the issuance. The Company is currently going through refinancing process of the Notes.

22. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group

Xin Gao Group

Ordinary shareholder and Preferred Shareholder of the Company, controlled by Mr. Kun Dai, Founder and CEO of the Group before June 27, 2018 and Class B ordinary shareholder of the Company after June 27, 2018

Gao Li Group	Preferred Shareholder of the Company, controlled by Mr. Kun Dai, Founder and CEO of the Group before June 27, 2018 and Class A ordinary shareholder of the Company after June 27, 2018
Baidu (Hong Kong) Limited (“Baidu”)	Preferred Shareholder of the Company before June 27, 2018 and Class A ordinary shareholder of the Company after June 27, 2018
Baogu	An associate of the Group before August 31, 2017
Shanghai Xiao Qing Information Technology Co., Ltd. (“Xiao Qing”)	An associate of the Group
Chefang	An associate of the Group before May 31, 2017
Mr. Kun Dai	Founder and CEO of the Group

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS(CONTINUED)

Details of related party balances as of December 31, 2017 and 2018 and transactions for the year ended December 31, 2016, 2017 and 2018 are as follows:

Amounts due from related parties

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Loan receivables
Gao Li Group	379,073	—
Xin Gao Group	134,011	—
Mr. Kun Dai	94,630	—
Prepaid expenses
Baidu	577	—
	608,291	—

Transactions with related parties

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	RMB	RMB	RMB

Service provided by the related parties
Xiao Qing	3,497	1,503	—
Baogu	7,312	10,747	—
Baidu	16,355	780	1,391
	27,164	13,030	1,391

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, entities incorporated in the British Virgin Islands are not subject to tax on their income or capital gains.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises” or “Software Enterprises”.

Youxinpai (Beijing) Information Technology Co., Ltd. has been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2016 to 2018. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020. The applicable tax rate for Youxinpai (Beijing) Information Technology Co., Ltd was 12.5% (2017: 12.5%). The applicable tax rate for Youxin Internet (Beijing) Information Technology Co., Ltd was 12.5% (2017: nil).

Tax holiday had no impact as there is no taxable profit for both Youxinpai (Beijing) Information Technology Co., Ltd. and Youxin Internet (Beijing) Information Technology Co., Ltd. for the year ended December 31, 2017 and 2018.

The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “actual management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “actual management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. INCOME TAX EXPENSE (CONTINUED)

Withholding tax on undistributed dividends (continued)

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Company did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the year ended December 31, 2016, 2017 and 2018 are as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Current income tax expense	(2,425)	(1,190)	(15,692)
Deferred income tax credit	620	620	1,107
	(1,805)	(570)	(14,585)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Company:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Loss before tax	(1,381,484)	(2,750,825)	(1,526,331)
Income tax computed at PRC statutory tax rate	(345,371)	(687,706)	(381,583)
Effect of different tax rate	18,402	6,709	(21,369)
Non-deductible expense	131,549	241,114	93,925
Change of valuation allowance	193,615	439,313	294,442
	(1,805)	(570)	(14,585)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	As of
	December 31, 2016	December 31, 2017	December 31, 2018
	RMB	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	345,276	507,849	636,440
Deductible advertising expense	149,131	348,032	540,627
Accruals	17,496	93,732	68,271
Allowance	6,595	8,198	6,915
Less: valuation allowance	(518,498)	(957,811)	(1,252,253)
Net deferred tax assets	—	—	—

	As of
	December 31, 2017	December 31, 2017	December 31, 2018
	RMB	RMB	RMB

Deferred tax liabilities
Intangible assets arisen from business combinations	2,273	1,653	4,759

Movement of valuation allowance

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Balance at beginning of the year	(324,883)	(518,498)	(957,811)
Changes of valuation allowance	(193,615)	(439,313)	(294,442)
Balance at end of the year	(518,498)	(957,811)	(1,252,253)

As of December 31, 2018, the Group had net operating loss carries forwards of approximately RMB2,545.8 million which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. For Youxinpai (Beijing) Information Technology Co., Ltd which has been qualified as “high and technology enterprise”, its loss carries forwards will expire from 2019 to 2028 according to newly issued Caishui 2018[78]. For all other remaining subsidiaries in China, the loss carries forwards will expire from 2019 to 2023.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2016, 2017 and 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. ORDINARY SHARES

As of December 31, 2017 and 2018, 1,312,839,230 and 10,000,000,000 ordinary shares had been authorized respectively. A total of 880,659,899 ordinary shares, par value US$0.0001 per share, consists of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2018. 49,318,860 shares issued and outstanding as of December 31, 2017. 40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power (one share with ten votes) granted to Mr. Kun Dai, Founder and CEO of the Group, upon the completion of the IPO.

The Company issued and granted 17,742,890 restricted shares to Mr. Kun Dai on May 14, 2018. The restricted shares were vested immediately upon consummation of the IPO. On May 25, 2018, one of the Company’s executive officers exercised his vested stock options to acquire 3,333,330 ordinary shares of the Company. In addition, the Company also offered vesting acceleration to that executive officer’s 1,666,670 unvested stock options on May 25, 2018 and the executive officer also exercised such stock options to acquire 1,666,670 ordinary shares of the Company. Besides of which, certain option holders exercised their stock options and acquired 3,479,505 ordinary shares.

Immediately prior to the completion of the IPO, all classes of preferred shares of the Company were converted and redesignated as 743,343,820 Class A ordinary shares on a one-for-one basis, all ordinary shares of the Company were redesignated as Class B ordinary share. Mr. Kun Dai, founder, chairman and chief executive officer of the Company, will be deemed to beneficially own all of our issued Class B ordinary shares

On June 27, 2018, the Company completed its IPO on NASDAQ Global Select Market. The Company offered 75,000,000 Class A ordinary shares which represented 25,000,000 ADS.

Pursuant to an agreement entered into by the Company with Mr. Kun Dai and Xin Gao Group on May 28, 2018, Mr. Kun Dai and Xin Gao Group agreed to surrender and deliver 37,990,839 shares held by Xin Gao Group to the Company, and the Company agreed to accept these surrendered shares to settle all the outstanding principal and interest accrued of the loan due from Xin Gao Group, Mr. Kun Dai and Gao Li Group.

Fairlubo Share Swap represents the issuance of 13,026,713 Class A ordinary shares upon the conversion of Fairlubo shares held by certain Fairlubo shareholders upon completion of this offering, at an initial public offering price of US$9.00 per ADS.

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On July 17, 2012, the Company entered into a shares purchase agreement with certain investors, pursuant to which 50,000,000 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”) were issued on July 17, 2012 for an aggregated consideration of US$10.0 million. The Company incurred issuance costs of RMB0.4 million (US$0.1 million) in connection with this offering.

On March 26, 2013, the Company entered into a shares purchase agreement with certain investors, pursuant to which 52,951,970 Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”, “Series B Preferred Shares Tranche I”, or “Series B-I”) were issued on March 26, 2013 for an aggregated consideration of US$15.0 million. The Company incurred issuance costs of RMB0.34 million (US$0.1 million) in connection with this offering.

On April 22, 2013, the Company entered into a shares purchase agreement with certain investors, pursuant to which 17,650,660 Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”, “Series B Preferred Shares Tranche II”, or “Series B-II”) were issued on April 22, 2013 for an aggregated consideration of US$5.0 million. The Company incurred issuance costs of RMB0.1 million (US$0.02 million) in connection with this offering.

In December 2013, the Company issued certain Convertible Promissory Notes (“2013 Notes”) amounting to US$5.0 million to the third party investor LC Fund V, L.P. and LC Parallel Fund V, L.P., which were subsequently converted into Series C-2 Convertible Redeemable (“Series C Preferred Shares,” or “Series C-2 Preferred Shares”), upon the issuance of the Series C-2 Preferred Shares on March 24, 2014.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES(CONTINUED)

On February 26, 2014, the Company issued certain Convertible Promissory Notes (“2014 Notes”) amounting to US$5.0 million to the third party investor DCM Hybrid RMB Fund, L.P., which were subsequently converted into Series C-1 Convertible Redeemable Preferred Shares (“Series C Preferred Shares”, or “Series C-1 Preferred Shares”, or “Series C-1 Preferred Shares Tranche I”, or “Series C-1-I”), upon the issuance of the Series C-1 Preferred Shares on March 24, 2014. The Company incurred issuance costs of RMB0.3 million (US$0.1 million) in connection with this offering.

On March 24, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 85,527,210 Series C-1 Convertible Redeemable Preferred Shares Tranche I and 10,558,910 Series C-2 Preferred Shares were issued on March 24, 2014 for an aggregated consideration of US$50.0 million (including the conversion of 2013 Notes and 2014 Notes), of which 7,243,410 Series C-1 Convertible Redeemable Preferred Shares Tranche I was subsequently repurchased by the Company in November 2014. The Company incurred issuance costs of RMB0.07 million (US$0.01 million) in connection with this offering.

On August 7, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 19,006,050 Series C-1 Convertible Redeemable Preferred Shares (“Series C Preferred Shares”, or “Series C-1 Preferred Shares”, or “Series C-1 Preferred Shares Tranche II”, or “Series C-1-II”) were issued on August 7, 2014 for an aggregated consideration of US$10.0 million, of which 3,621,710 and 6,959,370 Series C-1 Convertible Redeemable Preferred Shares was repurchased by the Company in November 2014 and May 2015, respectively. The Company incurred issuance costs of RMB0.4 million (US$0.1 million) in connection with this offering.

On September 9, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 144,868,320 Series D Convertible Redeemable Preferred Shares (“Series D Preferred Shares”, “Series D Preferred Shares Tranche I”, or “Series D-I”) were issued on September 9, 2014 for an aggregated consideration of US$200.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

On November 28, 2014, the Company entered into a shares purchase agreement with certain investors, pursuant to which 14,486,830 Series D Convertible Redeemable Preferred Shares (“Series D Preferred Shares”, “Series D Preferred Shares Tranche II”, or “Series D-II”) were issued on November 28, 2014 for an aggregated consideration of US$20.0 million. The Company incurred issuance costs of RMB0.08 million (US$0.01 million) in connection with this offering.

On March 13, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 89,477,490 Series E Convertible Redeemable Preferred Shares (“Series E Preferred Shares”) were issued on March 13, 2015 for an aggregated consideration of US$150.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

On November 13, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 73,053,830 Series F Convertible Redeemable Preferred Shares (“Series F Preferred Shares”, or “Series F Preferred Shares Tranche I”, or “Series F-I”) were issued on November 13, 2015 for an aggregated consideration of US$181.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with this offering.

On December 1, 2015, the Company entered into a shares purchase agreement with certain investors, pursuant to which 12,108,370 Series F Convertible Redeemable Preferred Shares (“Series F Preferred Shares, “Series F Preferred Shares Tranche II”, or “Series F-II”) were issued on December 1, 2015 for an aggregated consideration of US$30.0 million. The Company incurred issuance costs of RMB0.1 million (US$0.02 million) in connection with this offering.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On April 20, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 4,910,890 Series A-1 Convertible Redeemable Preferred Shares (“Series A-1 Preferred Shares”) were issued on April 20, 2016 for an aggregated consideration of US$10.0 million. The Company incurred issuance costs of RMB0.8 million (US$0.1 million) in connection with the offering of Series A-1 Preferred Shares. The subscription consideration is higher than the fair value of the preferred shares as of the date of closing, with the difference of RMB3.4 million being recorded as shareholder’s contribution from Series A-1 preferred shareholders.

On December 26, 27, 28 and 30, 2016, the Company entered into a shares purchase agreement with certain investors, pursuant to which 70,725,860 Series G Convertible Redeemable Preferred Shares (“Series G Preferred Shares”, “Series G Preferred Shares Tranche I”, or “Series G-I”) were issued on January 13, 2017 for an aggregated consideration of US$212.2 million. The Company incurred issuance costs of RMB5.0 million (US$0.8 million) in connection with the offering of Series G-I Preferred Shares. The subscription consideration is lower than the fair value of this preferred shares as of the date of closing, with the difference of RMB6.9 million being recorded as deemed dividend to Series G-I preferred shareholders.

On July 20 and 30, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 28,117,410 Series G Convertible Redeemable Preferred Shares (“Series G Preferred Shares”, “Series G Preferred Shares Tranche II”, or “Series G-II”) were issued on July 28, 2017 for an aggregated consideration of US$82.5 million. The Company incurred issuance costs of RMB0.9 million (US$0.1 million) in connection with the offering of Series G-II Preferred Shares. The subscription consideration is lower than the fair value of this preferred shares as of the date of closing, with the difference of RMB233.1 million being recorded as deemed dividend to Series G-II preferred shareholders.

On August 31, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 16,777,370 Series G Convertible Redeemable Preferred Shares (“Series G Preferred Shares”, “Series G Preferred Shares Tranche III”, or “Series G-III”) were issued on October 21, 2017 for an aggregated consideration of US$50.0 million. The Company incurred issuance costs of RMB0.3 million (US$0.05 million) in connection with the offering of Series G-III Preferred Shares. The subscription consideration is lower than the fair value of this preferred shares as of the date of closing, with the difference of RMB185.0 million being accounted as deemed dividend to Series G-III preferred shareholders.

On November 23, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 14,764,090 Series G Convertible Redeemable Preferred Shares (“Series G Preferred Shares”, “Series G Preferred Shares Tranche IV”, or “Series G-IV”) were issued on November 27, 2017 for an aggregated consideration of US$44.0 million. The Company incurred issuance costs of RMB0.3 million (US$0.04 million) in connection with the offering of Series G-IV Preferred Shares. The subscription consideration is lower than the fair value of this preferred shares as of the date of closing, with the difference of RMB162.6 million being accounted as deemed dividend to Series G-IV preferred shareholders.

On November 23 and December 6, 2017, the Company entered into a shares purchase agreement with certain investors, pursuant to which 67,922,000 Series G-Plus Convertible Redeemable Preferred Shares (“Series G-Plus Preferred Shares”, “Series G Preferred Shares Tranche Plus”, or “Series G-Plus”) were issued on January 2, 2018 for an aggregated consideration of US$250.0 million. The Company incurred issuance costs of RMB3.9 million (US$0.6 million) in connection with the offering of Series G-Plus Preferred Shares. The subscription consideration is lower than the fair value of this preferred shares as of the date of closing, with the difference of RMB544.8 million being accounted as deemed dividend to Series G-Plus preferred shareholders.

The Series A, A-1. B, C, D, E, F, G and G-Plus Preferred Shares are collectively referred to as the Preferred Shares.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

On June 1 2018, the Company effected its board of directors and shareholders’ resolution on share split plan. As such, each of ordinary share and Preferred Shares of the Company was subdivided into 10 shares at par value of US$0.0001. respectively.

All of Preferred Shares were converted into Class A ordinary shares immediately upon the completion of the Company’s initial public offerings on June 27, 2018. Prior to their conversion, Preferred Shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation.

Accounting for preferred shares

The Company classified the Preferred Shares in the mezzanine section of the Consolidated Balance Sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company’s control. The conversion feature and liquidation preferences feature as mentioned below, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs.

Modification of preferred shares

The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between Preferred Shareholders or between Preferred Shareholders and ordinary shareholders.

When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable Preferred Shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the Preferred Shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between Preferred Shareholders and ordinary shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the Preferred Shareholders.

On January 13, 2017, the Redemption Start Date of Series A, A-1, B, C D, E and F preferred shares was extended from November 13, 2020 to January 13, 2022, which was to be in line with the optional redemption date of Series G Tranche I Preferred Shares. In the meantime, the market capitalization criteria for a “Qualified IPO” was increased from US$2.5 billion to US$3 billion. On July 28, 2017, the Redemption Start Date of Series A, A-1, B, C, D, E, F and G-1 preferred shares was extended from January 13, 2022 to July 28, 2022, which is to be in line with the optional redemption date of Series G Tranche II Preferred Shares. On October 21, 2017, the Redemption Start Date of Series A, A-1, B, C, D, E, F, G-1 and G-2 preferred shares was modified from July 28, 2022 back to January 13, 2022. In the meantime, the market capitalization criteria for a “Qualified IPO” was increased from US$3.173 billion to US$3.2 billion.

The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of Preferred Shares, which resulted in a transfer of value from preferred shareholders to ordinary shareholder. On the date of the modifications, the Company assessed the total fair value of Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The combined change in fair value of Preferred Shares immediately before and after the modification was US$5.9 million on January 13, 2017, US$2.7 million on July 28, 2017 and US$5.1 million on October 21, 2017. This increase in fair value of the ordinary shares of US$5.9 million on January 13, 2017, US$2.7 million on July 28, 2017 and US$5.1 million on October 21, 2017 respectively is, in substance, a transfer of wealth mostly from the Preferred Shareholders to the ordinary shareholder, and therefore are recorded as deemed dividend from the Preferred Shareholders.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

As of December 31, 2017 and 2018, the fair values of the conversion features which required to be bifurcated and accounted for as derivative liabilities are as follows:

	As of
	December 31, 2017	December 31, 2018
	RMB	RMB

Derivative liability — conversion feature	1,427,560	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. CONVERTIBLE REDEEMABLE PREFERRED SHARES (CONTINUED)

The Company’s convertible redeemable Preferred Shares activities for the years ended December 31, 2016, 2017 and 2018 are summarized below:

	Series A Shares		Series A-1 Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Series F Shares		Series G Shares		Series G-Plus Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)

Balance as of January 1, 2016	50,000,000	81,385,584	—	—	70,602,630	155,112,560	97,267,680	342,087,590	159,355,150	1,414,071,460	89,477,490	960,738,373	85,162,200	1,303,374,879	—	—	—	—

Issuance of Series A-1 Shares, net of issuance cost	—	—	4,910,890	57,941,529	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	6,480,973	—	4,652,709	—	12,483,871	—	33,082,269	—	144,135,637	—	91,828,728	—	128,681,319	—	—	—	—

Balance as of December 31, 2016	50,000,000	87,866,557	4,910,890	62,594,238	70,602,630	167,596,431	97,267,680	375,169,859	159,355,150	1,558,207,097	89,477,490	1,052,567,101	85,162,200	1,432,056,198	—	—	—	—

Issuance of Series G Shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130,384,730	3,089,182,344	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	6,544,652	—	6,599,134	—	12,697,414	—	33,389,066	—	145,460,002	—	93,783,794	—	131,600,542	—	125,749,958	—	—

Balance as of December 31, 2017	50,000,000	94,411,209	4,910,890	69,193,372	70,602,630	180,293,845	97,267,680	408,558,925	159,355,150	1,703,667,099	89,477,490	1,146,350,895	85,162,200	1,563,656,740	130,384,730	3,214,932,302	—	—

Issuance of Series G-Plus Shares, net of issuance cost	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	67,922,000	2,066,336,179
Accretion on convertible redeemable preferred shares to redemption value	—	3,232,164	—	3,336,630	—	6,271,618	—	16,640,809	—	72,704,263	—	46,708,885	—	65,810,530	—	68,361,184	—	35,885,258
Repurchase of the surrender shares	(3,313,980)	(6,471,764)	—	—	—	—	(8,424,970)	(36,829,243)	—	—	—	—	—	—	—	—	—	—
Convert to ordinary shares upon IPO	(46,686,020)	(91,171,609)	(4,910,890)	(72,530,002)	(70,602,630)	(186,565,463)	(88,842,710)	(388,370,491)	(159,355,150)	(1,776,371,362)	(89,477,490)	(1,193,059,780)	(85,162,200)	(1,629,467,270)	(130,384,730)	(3,283,293,486)	(67,922,000)	(2,102,221,437)

Balance as of December 31, 2018	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION

On March 26, 2013, the Company adopted the 2013 Stock Incentive Plan (“2013 Plan”).

Under the 2013 Plan, the Company’s Board of Directors has approved that a maximum aggregate number of shares that may be issued pursuant to all awards granted under the 2013 Plan shall be 34,275,990 shares. On November 13, 2015, the Company increased the maximum number of shares available for grants of awards to 40,942,650. On April 20, 2016, the Company increased the maximum number of shares available to 65,000,000.

On February 14, 2018, the Company adopted the 2018 Amended and Restated Share Incentive Plan (“2018 Plan”). Under the 2018 Plan, the Company increased the maximum number of shares available to 87,742,890.

On November 19, 2018, the Company amended and restated the 2018 Plan, and renamed it 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”). Under the 2018 Second Plan, the Company increased the maximum number of shares available to 102,040,053.

Stock options granted to an employee under the 2013 Plan will generally be exercisable upon the Company completes a Qualified IPO or a defined Corporate Transaction (i.e. change of control, etc.) and the employee renders service to the Company in accordance with a stipulated service schedule. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

For the Company’s key management grantee, the vested stock options granted could be retained and be exercised until the earlier of (i) any day commencing from the day that is six (6) months prior to the anticipated consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction before March 26, 2023. For the Company’s employee grantee, prior to the Company completes a Qualified IPO or Corporate Transaction, the stock options granted to the employee shall be forfeited three months after termination of employment of the employee. The Company’s key management, management and employee grantees are collectively hereafter referred to as “Grantees”.

The Company granted 11,618,090, 12,819,330 and 25,224,000 stock options to Grantees for the years ended December 31, 2016, 2017 and 2018, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the stock options activity for the years ended December 31, 2016, 2017 and 2018:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$		000’US$	US$

Outstanding as of January 1, 2016	20,755,390	0.13	8.26	29,341.64	0.57

Granted	11,618,090	1.01	—	—	1.31
Forfeited	(800,520)	0.40	—	—	0.55

Outstanding as of December 31, 2016	31,572,960	0.45	8.02	57,467.59	0.85

Granted	12,819,330	2.13	—	—	1.72
Forfeited	(3,146,130)	1.31	—	—	1.06

Outstanding as of December 31, 2017	41,246,160	0.90	7.53	147,427.66	1.10

Granted	25,224,000	2.90	—	—	3.32
Forfeited	(2,822,511)	2.39	—	—	2.32
Exercised	(8,452,649)	0.20	—	—	1.23

Outstanding as of December 31, 2018	55,195,000	1.85	7.74	27,773.18	2.03

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the ‘‘Level B’’ recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in this industry. The revenue and cost assumptions we used are consistent with our long-term business plan and market conditions in this industry. We also have to make complex and subjective judgments regarding our unique business risks, our limited operating history, and future prospects at the time of grant. Other assumptions we used in deriving the fair value of our equity include:

•        no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions in China;

•       no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent;

•       we have the ability to retain competent management and key personnel to support our ongoing operations; and

•       industry trends and market conditions for the used car e-commerce businesses will not deviate significantly from current forecasts.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018

Expected volatility	45%-53%	43%-51%	42%-47%
Risk-free interest rate (per annum)	2.08%-2.40%	2.08%-2.32%	2.49%~2.69%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%
Contractual term (in years)	10	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees. The expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

For the Company’s stock options granted to Grantees, the completion of an IPO or the Corporate Transaction is considered to be a performance condition of the awards. An IPO or the Corporate Transaction, is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of an IPO or the Corporate Transaction, and hence no share-based compensation expense was recognized for the year ended December 31, 2016. In case when it is considered probable that a Qualified IPO will be completed, the compensation cost should be recognized earlier for the key management grantees, at six (6) months prior to the anticipated consummation of the IPO, based on this special term offered to the key management grantees. All the options granted to key management are fully vested as at December 31, 2017, and a share-based compensation expense of US$ 4.2 million (equivalent to RMB 28.2 million) was recognized for the vested options offered to key management grantees for the year ended December 31, 2017, given the Qualified IPO is expected to be consumed within 6 months. A total of US$ 36.7 million (equivalent to RMB 242.9 million) share compensation expense was recognized immediately upon the completion of IPO on June 27, 2018. A total of US$21.7 million (equivalent to RMB 150.9 million) share-based compensation expense was recognized for the vested options offered to management and employees.

The Company granted nil and 179,100 restricted shares to Grantees for the year ended December 31, 2017 and 2018, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the restricted shares activity for the year ended December 31, 2018:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of December 31, 2017	—	—

Granted	160,190	1.95
Vested	(26,856)	0.39

Unvested as of December 31, 2018	133,334	2.26

Total share-based compensation cost for the restricted shares amounted to nil and US$ 0.1 million (equivalent to RMB 0.8 million) for the years ended December 31, 2017 and 2018, respectively.

Other share-based compensation

The Company issued and granted 17,742,890 restricted shares to Mr. Kun Dai, Founder and CEO of the Group, on May 14, 2018. The restricted shares were vested immediately upon consummation of a successful IPO of the Company. In June 2018, the Company recorded share-based compensation expense of US$ 93.8 million (equivalent to RMB 620.4 million) in general and administrative expense.

On May 25, 2018, one of the Company’s executive officers exercised his vested stock options to acquire 3,333,330 ordinary shares of the Company. In addition, the Company also offered vesting acceleration to that executive officer’s 1,666,670 unvested stock options on May 25, 2018 and the executive officer also exercised such stock options to acquire 1,666,670 ordinary shares of the Company. Therefore, in May 2018, the Company recorded all remaining unrecognized compensation costs which were accelerated in the amount of US$ 4.8 million (equivalent to RMB 31.8 million) in general and administrative expense.

On June 27, 2018, US$ 0.8 million (equivalent to RMB 5.2 million) share-based compensation was recorded as the redesignation of the Company’s ordinary shares and super voting power was granted to Class B beneficial owner, Mr. Kun Dai in general and administrative expense.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

Stock incentive plan adopted by Fairlubo

In 2017, Fairlubo Auction Company Limited, one of the Group’s non-wholly owned subsidiaries adopted and started to operate its own share-based compensation plan. Their exercise prices of the share options, as well as the vesting periods of the share options and awarded shares are determined by the board of directors of this subsidiary at their sole discretion. The share options granted are normally vested over 4-year period, with ¼ of the total shares to be vested on each anniversary of the vesting commencement date, and the exercises of the awards of the Fairlubo are also subject to the completion of an IPO or immediately prior to a defined corporate transaction, which are considered to be a performance condition of the awards. An IPO or the defined corporate transaction is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to the Fairlubo’s stock options until the completion of an IPO or the corporate transaction, and hence no share-based compensation expense was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

27. SEGMENT INFORMATION

Segments are business units that offer different services and are reviewed separately by the chief operating decision maker (the “CODM”), or the decision-making group, in deciding how to allocate resources and in assessing performance.

The CODM, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as Uxin’s Chief Executive Officer.

The Group operates as a single operating segment. The single operating segment is reported in a manner consistent with the internal reporting provided to the CODM.

The Group primarily generates its revenues in China, and assets of the Company are also primarily located in China Area. Accordingly, no geographical segments are presented.

28. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, accounts receivables, financial lease receivables and short-term borrowing at amortized cost. The carrying value of accounts receivable and financial lease receivables approximate their fair value which are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with the fair value estimated by discounting expected future payouts, net loss rates, expected collection rates and a discount rate for time value.

Assets measured at fair value on a nonrecurring basis

The Company measured its property and equipment, intangible assets and equity method investment at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis

The Company measured its available-for-sale debt security investment, derivative liabilities, and guarantee liabilities at fair value on a recurring basis. As the Company’s available-for-sale debt security investments, derivative liabilities and guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investment, derivatives liabilities and guarantee liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2017 and 2018.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2017 and 2018:

	As of December 31, 2017
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	1,000	—	1,000
Available-for-sale debt security investment	—	—	39,205	39,205
	—	1,000	39,205	40,205

Liabilities:
Derivative liabilities	—	—	1,596,424	1,596,424
Guarantee liabilities	—	—	173,907	173,907
	—	—	1,770,331	1,770,331

	As of December 31, 2018
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	553,568	42,510	596,078
Available-for-sale debt security investment	—	—	41,179	41,179
	—	553,568	83,689	637,257

Liabilities:
Guarantee liabilities	—	—	316,064	316,064

Refer to Note 13, 16 and 25 for additional information about Level 3 available-for-sale debt security investment, guarantee liabilities and derivative liabilities measured at fair value on a recurring basis for the year ended December 31, 2017 and 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

The roll forward of major Level 3 investments are as followings:

Total
RMB

Fair value of Level 3 investments as of December 31, 2016	—
New addition	405,492
Disposal of investments	(400,101)
Effect of exchange rate change	(5,391)
Fair value of Level 3 investments as of December 31, 2107	—
New addition	237,510
Disposal of investments	(195,000)
Fair value of Level 3 investments as of December 31, 2108	42,510

Valuation Techniques

a. Short-term investment

Short-term investment primarily including term deposits and investment products placed with banks with original maturities longer than three months but less than one year.

b. Available-for-sale debt security investment

Available-for-sale financial assets represent investment of redeemable preferred shares, and fair value of which is determined with reference to the issuance price of latest round of financing.

c. Derivative liabilities

Significant factors, assumptions and methodologies used in determining the business valuation include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

	Discount rate	DLOM
Year ended December 31, 2016	16.5%	10%
Year ended December 31, 2017	15%	10%
Year ended December 31, 2018	N/a	N/a

Discount rates

The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies

In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the used car e-commerce industry and (ii) their shares are publicly traded in the United States.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

Discount for lack of marketability, or DLOM.

The Finnerty’s Average Strike put options model was used. In this model, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method was used because it takes into account certain company-specific factors, including the timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the applicable future periods in the existing political, legal, fiscal or economic conditions in China; no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent; we have the ability to retain competent management and key personnel to support our ongoing operations; and industry trends and market conditions for the used car e-commerce businesses will not deviate significantly from current forecasts. These assumptions are inherently uncertain.

d. Guarantee liabilities

The fair value of the guarantee liability at loan inception is estimated by applying several different statistical methods allowing for the different features of loan products. The assumptions used are based on historical data and supplemented by market benchmarking. The time value of the estimated guarantee liabilities is recognized through discounting which considers the duration of the future payment pattern. The selected discount rate is based on the one year benchmark interest rate published by The People’s Bank of China.

Valuation Methodology

•    Paid Chain-ladder Development (“PCD”) method

The PCD method projects ultimate guarantee liability by using historical development patterns of cumulative loan default payments. The historical pattern is shown as the ratios of quarterly increases in cumulative payments by loan origination quarter. The methodology implicitly allows for future inflation as past inflation is included in the observed factors.

The methodology implies that the past payment history is a good estimate for the future pattern of guarantee liability development, assuming stable pricing and claim pattern, and no significant changes in external factors.

• Expected Delinquent Ratio (“EDR”) method

The EDR method estimates the ultimate guarantee liability by applying the expected delinquent ratio to the total loan amount (total risk exposure). This is done for different product types and by different loan origination quarter.

This method largely relies on the expected delinquent ratios used where the ratios are selected based on historical loss experiences of similar products in the market, future loss trends and etc.

• Paid Bornhuetter-Ferguson (“PBF”) method

The PBF method is normally used in situations where the claims data is scarce and/or the loan origination quarters are less matured. The method assumes each loan origination quarter has an expected delinquent ratio at the outset with an expected pattern of the emergence of loan default payments.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

There are two major assumptions for this method:

(a) The initial expected delinquent ratios which are selected following the same logic of the EDR method;

(b) The expected portion of the ultimate yet to be paid which is derived from loan default payment patterns used in PCD method.

The estimated ultimate guarantee liabilities from PBF method are then the sum of the following two:

(a) Expected ultimate guarantee liabilities that have not been paid as at the valuation date: the product of initial expected ultimate guarantee liabilities, which are the product of the total loan amount and the selected initial expected ultimate delinquent ratio for each loan origination quarter, multiplied by the expected portion of the ultimate yet to be paid as at the valuation date; and

(b) Actual paid claim amount as at the valuation date.

• Life Cycle (“LC”) method

The LC method first categorizes each loan by its maturity (the difference between the total loan periods and the remaining loan periods). By analyzing the historical claim data, we got the actual delinquent ratios for each loan maturity. The cumulative product of the actual delinquent ratios of each maturity is then the estimated ultimate delinquent ratio.

The development to ultimate pattern of each loan maturity is just the following:

The actual delinquent ratio at that maturity / The estimated ultimate delinquent ratio

Using the above implied pattern, we simulate the development to ultimate pattern for each loan origination month. We then apply the corresponding development pattern to the specific loan origination month to derive the ultimate guarantee liability for that month

Assumptions

• Selected Payment Pattern for PCD and PBF Methods

Payment patterns are selected for different product groups due to different risk factors. The largest development factor is observed in the second quarter where the amount of payment at end of first quarter tends to be 15 to 20 times more when reaching the end of second quarter. The development factors for payment matured two quarters and more are in the range of 1.65 to 1.01.

• Initial Expected Delinquent Ratios for EDR and PBF Methods

The initial expected delinquent ratios used in the EDR and PBF methods are the same and are selected based on the historical experiences and supplemented with industry benchmark. The range of initial expected delinquent ratios are generally between 4% and 5%. If there are any abnormal loss events, the initial expected delinquent ratio will be set at a higher level incorporating the actual abnormal loss experiences.

• Discount Factors

The discount factors are in the range of 0.96 to 1 for guarantee liabilities with different maturities.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

• Final Selection of Ultimate Delinquent Ratios

The selected final ultimate delinquent ratios are weighted average of the estimated delinquent ratios from each valuation method applied, where the weights are based on the applicability of each valuation method and the historical pattern observed from the historical data:

• Sufficient Historical Data

For more matured quarters, more weights are given to the PCD method and LC method while for less matured quarters, more weights are given to the PBF method. This is in line with the applicability of each method.

• Sparse Historical Data

More weights are given to the EDR method as the loss pattern from the historical data are much less credible. However, when data becomes more and more credible, more weights will be given to other methods.

• Collection Rate

The collection rate used is 50%, 57% and 68% for the years ended December 31, 2016, 2017 and 2018, which is based on the historical experience supplemented with market benchmark.

29. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Numerator:
Net loss attributable to UXIN Limited	(1,357,745)	(2,722,596)	(1,522,514)
Accretion on convertible redeemable Preferred Shares	(421,346)	(555,824)	(318,951)
Deemed contribution from Preferred Shareholders	3,428	—	—
Deemed dividend to Preferred Shareholders	—	(587,564)	(544,773)
Deemed dividend from Preferred Shareholders	—	92,779	—

Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	49,174,850	49,318,860	477,848,763

Net loss per share attributable to ordinary shareholders:
- Basic	(36.11)	(76.51)	(4.99)
- Diluted	(36.11)	(76.51)	(4.99)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

29. NET LOSS PER SHARE (CONTINUED)

For the year ended December 31, 2016, 2017 and 2018, assumed conversion of the Preferred Shares has not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect. The effects of all outstanding share options and conversion of convertible notes have also been excluded from the computation of diluted loss per share for the year ended December 31, 2016, 2017 and 2018, respectively, as their effects would be anti-dilutive otherwise.

30. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB717.7 million, RMB1,275.9 million and RMB2,099.7 million for the year ended December 31, 2016, 2017 and 2018.

31. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases office under non-cancelable operating lease agreements. Future minimum lease payments under non-cancelable operating lease agreements with initial terms of one year or more consist of the following:

As of
December 31, 2018
RMB

2019	102,057
2020	51,969
2021	30,392
2022	26,913
2023	23,203
Thereafter	110,980
345,514

The total amounts charged to the Consolidated Statements of Comprehensive Loss for rental expense amounted to approximately RMB 102.5 million, RMB137.2 million and RMB201.8 million for the years ended December 31, 2016, 2017 and 2018.

Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. During 2017, one competitor of the Group has filed lawsuits against the Group relating to disputes with respect to trademarks. In January 2019, the other competitor of the Group has filed lawsuits against the Group relating to disputes with respect to unfair competition. These cases are still at the preliminary stage, but the Group believes the claims are without merit and will defend these actions vigorously. The Group is unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by the Group as of December 31, 2017 and 2018 in respect of these cases.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents and advance to consumers on behalf of financing partners.

The Group deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these financial institutions and financing partners have high credit quality.

Substantially all revenue was derived from customers located in China. No single customer accounted for more than 10% of the Company’s consolidated revenue in any of the periods presented.

33. SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through the date of issuance of these financial statement.

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended December 31, 2016, 2017 and 2018, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB978.2 million, or 41.1% of the Group’s total consolidated net assets as of December 31, 2018 (RMB779.3 million, or 326.05% as of December 31, 2017).

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “investments deficit in subsidiaries” and the loss of the subsidiaries is presented as “share of loss of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	77,819	10,288
Short-term investment	—	553,568
Prepaid expenses	—	23,100
Amounts due from related parties	5,916,468	9,318,188
Other receivables	28,631	18,015
Total assets	6,022,918	9,923,159

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	45,765	10,584
Investment deficit in subsidiaries	3,977,672	6,195,553
Amounts due to related parties	—	90,251
Convertible notes	—	1,188,192
Derivative liabilities	1,546,646	—
Other current liabilities	163,355	64,446

Total liabilities	5,733,438	7,549,026

Mezzanine equity

Series A redeemable convertible preference shares (US$0.0001 par value, 50,000,000 shares authorized, issued and outstanding as of December 31, 2017)	94,411	—
Series A-1 redeemable convertible preference shares (US$0.0001 par value, 4,910,890 shares authorized, issued and outstanding as of December 31, 2017)	69,193	—
Series B convertible redeemable preferred shares (US$ 0.0001 par value, 70,602,630 shares authorized, issued and outstanding as of December 31, 2017)	180,294	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Balance sheets (continued)

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB

Mezzanine equity (continued)

Series C convertible redeemable preferred shares (US$ 0.0001 par value, 97,267,680 shares authorized, issued and outstanding as of December 31, 2017)	408,559	—
Series D convertible redeemable preferred shares (US$ 0.0001 par value, 159,355,150 shares authorized, issued and outstanding as of December 31, 2017)	1,703,667	—
Series E convertible redeemable preferred shares (US$ 0.0001 par value, 89,477,490 shares authorized, issued and outstanding as of December 31, 2017)	1,146,351	—
Series F convertible redeemable preferred shares (US$ 0.0001 par value, 85,162,200 shares authorized, issued and outstanding as of December 31, 2017)	1,563,657	—
Series G convertible redeemable preferred shares (US$ 0.0001 par value, 130,384,730 shares authorized, issued and outstanding as of December 31, 2017)	3,214,932	—
Redeemable non-controlling interests	39,580	—

Total mezzanine equity	8,420,644	—

Shareholders’ (deficit)/equity

Ordinary shares (US$0.0001 par value, 1,312,839,230 shares and 10,000,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 49,318,860 shares issued and outstanding as of December 31, 2017; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018)	30	575
Additional paid-in capital	—	12,967,986
Accumulated other comprehensive income	76,607	86,061
Accumulated deficit	(8,207,801)	(10,680,489)

Total shareholders’ (deficit)/equity	(8,131,164)	2,374,133

Total liabilities, mezzanine equity and shareholders’ equity	6,022,918	9,923,159

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Total revenues	—	—	4,497
Cost of revenues	—	—	(147)
Gross profit	—	—	4,350

Operation expense
Sales and marketing	—	—	(34,591)
Research and development	—	—	(17,376)
General and administrative	(268,084)	(171,172)	(1,019,055)
Total operating expenses	(268,084)	(171,172)	(1,071,022)

Loss from operations	—	—	(1,066,672)

Share of loss of subsidiaries and VIEs	(994,542)	(1,703,491)	(1,641,754)
Interest income/(expense), net	7,155	17,849	(25,262)
Other (expense)/income, net	(16)	(14)	4,213
Foreign exchange gain	1,230	3,849	2,951
Fair value change of derivative liabilities	(103,488)	(869,617)	1,204,010
Net loss	(1,357,745)	(2,722,596)	(1,522,514)

Accretion on redeemable preferred shares to redemption value	(421,346)	(555,824)	(318,951)
Deemed contribution from Preferred Shareholders	3,428	—	—
Deemed dividend to Preferred Shareholders	—	(587,564)	(544,773)
Deemed dividend on Preferred Shareholders	—	92,779	—
Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)

Net loss	(1,357,745)	(2,722,596)	(1,522,514)
Other comprehensive income
Foreign currency translation	(6,995)	46,065	11,406
Total comprehensive loss	(1,364,740)	(2,676,531)	(1,511,108)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of cash flows

	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
	RMB	RMB	RMB

Net cash (used in)/generated from operating activities	(816)	6,080	(55,088)
Net cash generated from/(used in) investing activities	144,064	102,577	(3,999,403)
Net cash (used in)/generated from financing activities	(143,835)	(29,042)	3,982,230
Effect of exchange rate changes on cash and cash equivalents	34	(2,592)	4,730
Net (decrease)/increase in cash and cash equivalents	(553)	77,023	(67,531)
Cash and cash equivalents at beginning of the year	1,349	796	77,819
Cash and cash equivalents at end of the year	796	77,819	10,288