Form 20-F
period 2019-12-31
Uxin Ltd
filed 2020-05-12
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Zhen Zeng, Chief Financial Officer

Telephone: +86 10 5631-2700

Email: ir@xin.com

2-5/F, Tower E, LSHM Center,

No. 8 Guangshun South Avenue,

Chaoyang District,

Beijing, 100102

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	UXIN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

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

846,771,473 Class A ordinary shares (excluding the 16,599,045 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐ Yes    ☒ No

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

•                  “agents” are to our third-party local partners who undertake sales function and provide in-person car-buying services to consumers by operating Uxin service centers across China.

•                  “Check Auto” are to our proprietary car inspection system;

•                  “China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•                  “GMV” are to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;

•                  “RMB” and “Renminbi” are to the legal currency of China, which is our reporting currency;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•                  “Uxin” or “our platform” are to our platform primarily for buying and selling used cars, which primarily consisted of two businesses in 2019, 2C business — Uxin Used Car and 2B business — Uxin Auction. We divested Uxin Auction pursuant to definitive agreements we entered into in March 2020. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses”;

•                  “Uxin Used Car” are to our 2C business;

•                  “Our WFOEs” are to our wholly-owned subsidiaries in China;

•                  “Our VIEs” are to our variable interest entities, which are Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche; and

•                  “we,” “us,” “our company” and “our” are to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and its consolidated affiliated entities in the PRC.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate on as of the end of December 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

•                  expected changes in our revenues, costs, expenses or expenditures;

•                  the expected growth of, and trends in, the market for our services;

•                  our expectations regarding demand for and market acceptance of our services;

•                  competition in our industry;

•                  relevant government policies and regulations relating to our industry;

•                  public health crisis, such as the COVID-19 pandemic, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu; and

•                  general economic and business conditions in China and globally.

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

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.            Selected Financial Data

The selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019 and selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2016, and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements for the year ended December 31, 2016 and 2017, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report.

In July 2019 and September 2019, we entered into a binding term sheet and definitive agreements, respectively, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. In April 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture (these agreements are collectively referred to as “Loan facilitation transaction agreements”). Pursuant to the Loan facilitation transaction agreements, we divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C cross-regional business (which became the sole component of our 2C business following the divestiture and is currently referred to as “2C online transaction business”) since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the transaction. As a result, assets and liabilities related to the historically-facilitated loans for XW Bank were reclassified on a net basis as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements closed upon the signing of the supplemental agreements in April 2020.

In addition, we entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd., or Boche, in January 2020 to divest our salvage car related business. Assets and liabilities associated with the divestiture of the salvage car related business were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019. Due to the insignificance of the salvage car business to our overall business, the divested business did not meet the criteria of discontinued operations and the results of operations were not presented as discontinued operations. The transaction with Boche closed in January 2020.

In March 2020, we entered into definitive agreements with 58.com to divest our B2B online used car auction business (which constituted the core of our 2B business). Assets and liabilities associated with the divestiture were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested 2B business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com closed in April 2020.

Unless indicated otherwise, the discussion of our financial data in this annual report relates to continuing operations only. The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017, 2018 and 2019:

	For the Year Ended December 31,
	(in thousands, except for share data)
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
To consumers (“2C”)
—Commission revenue	—	—	203,158	711,362	102,181
—Value-added service revenue	—	—	166,482	636,046	91,362
Others	135,298	309,133	289,450	240,623	34,563
Total Revenues	135,298	309,133	659,090	1,588,031	228,106
Cost of revenues(1)	(57,972)	(92,735)	(418,852)	(689,292)	(99,011)
Gross profit	77,326	216,398	240,238	898,739	129,096
Operating expenses:
Sales and marketing(1)	(149,489)	(179,328)	(1,488,699)	(1,184,997)	(170,214)
Research and development(1)	—	—	(124,513)	(140,006)	(20,111)
General and administrative(1)	(569,845)	(389,072)	(1,070,419)	(402,040)	(57,749)
Gains/(losses) from guarantee liabilities	1,983	1,840	(4,414)	(194,385)	(27,922)
Provision for credit losses	(3,012)	(38,075)	(40,626)	(271,372)	(38,980)
Total operating expenses	(720,363)	(604,635)	(2,728,671)	(2,192,800)	(314,976)
Other operating income	—	—	—	1,925	277
Loss from continuing operations	(643,037)	(388,237)	(2,488,433)	(1,292,136)	(185,604)
Interest income	1,482	2,234	24,554	14,958	2,149
Interest expenses	(66)	(199)	(63,880)	(112,587)	(16,172)
Other income	2,643	4,248	23,721	71,142	10,219
Other expenses	(4,544)	(3,808)	(25,568)	(36,569)	(5,253)
Foreign exchange gains/(losses)	769	(627)	(8,232)	4,247	610
Fair value change of derivative liabilities	(116,056)	(885,821)	1,185,090	—	—
Gain from disposal of investment, net	—	—	—	28,257	4,059
Impairment of long-term investment	—	—	—	(37,775)	(5,426)
Loss from continuing operations before income tax expense	(758,809)	(1,272,210)	(1,352,748)	(1,360,463)	(195,418)
Income tax (expense)/credit	(64)	(211)	(1,644)	2,554	367
Equity in (losses)/income of affiliates	(9,637)	3,597	2,631	30,231	4,342
Net loss from continuing operations, net of tax	(768,510)	(1,268,824)	(1,351,761)	(1,327,678)	(190,709)
Less: net loss attributable to non-controlling interests shareholders	(35,181)	(25,202)	(15,771)	(1,452)	(209)
Net loss from continuing operations, attributable to UXIN LIMITED	(733,329)	(1,243,622)	(1,335,990)	(1,326,226)	(190,500)
Discontinued operations

	For the Year Ended December 31,
	(in thousands, except for share data)
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
Loss from discontinued operations before income tax	(622,675)	(1,478,615)	(173,583)	(659,458)	(94,725)
Income tax expense	(1,741)	(359)	(12,941)	(2,992)	(430)
Net loss from discontinued operations, net of tax	(624,416)	(1,478,974)	(186,524)	(662,450)	(95,155)
Net loss from discontinued operations, attributable to UXIN LIMITED	(624,416)	(1,478,974)	(186,524)	(662,450)	(95,155)
Net loss	(1,392,926)	(2,747,798)	(1,538,285)	(1,990,128)	(285,864)
Less: net loss attributable to non-controlling interests shareholders	(35,181)	(25,202)	(15,771)	(1,452)	(209)
Net loss attributable to UXIN LIMITED	(1,357,745)	(2,722,596)	(1,522,514)	(1,988,676)	(285,655)
Accretion on redeemable preferred shares	(421,346)	(555,824)	(318,951)	—	—
Deemed contribution from preferred shareholders	3,428	—	—	—	—
Deemed dividend to preferred shareholders	—	(587,564)	(544,773)	—	—
Deemed dividend from preferred shareholders	—	92,779	—	—	—
Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)	(1,988,676)	(285,655)
Net loss	(1,392,926)	(2,747,798)	(1,538,285)	(1,990,128)	(285,864)
Foreign currency translation	(3,252)	43,406	4,818	(17,976)	(2,582)
Total comprehensive loss	(1,396,178)	(2,704,392)	(1,533,467)	(2,008,104)	(288,446)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(31,438)	(27,861)	(22,359)	(1,558)	(224)
Total comprehensive loss attributable to UXIN LIMITED	(1,364,740)	(2,676,531)	(1,511,108)	(2,006,546)	(288,222)
Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)	(1,988,676)	(285,655)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	49,174,850	49,318,860	477,848,763	886,613,598	886,613,598
Loss per share for ordinary shareholders, basic
—Continuing operations	(23.41)	(46.52)	(4.60)	(1.50)	(0.21)
—Discontinued operations	(12.70)	(29.99)	(0.39)	(0.75)	(0.11)
Loss per share for ordinary shareholders, diluted
—Continuing operations	(23.41)	(46.52)	(4.60)	(1.50)	(0.21)
—Discontinued operations	(12.70)	(29.99)	(0.39)	(0.75)	(0.11)

(1)         Share-based compensation in the amount of RMB226.4 million, RMB165.9 million, RMB1,052.0 million and RMB100.3 million (US$ 14.4 million) in 2016, 2017, 2018 and 2019, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017, 2018 and 2019:

	As of December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
			(in thousands, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	291,973	800,997	478,200	68,689
Restricted cash	705,854	1,617,230	1,011,705	706,988	101,552
Advance to sellers	45,774	246,287	692,714	288,550	41,448
Financial lease receivables, net	413,462	438,693	294,511	121,820	17,498
Total assets	2,317,979	5,298,913	7,349,390	5,383,096	773,233

Convertible notes, current	—	—	1,188,192	324,644	46,632
Short-term borrowings	204,068	426,783	624,588	263,425	37,839
Total liabilities	1,986,194	5,059,894	4,977,747	4,917,976	706,423

Total Mezzanine equity	4,775,637	8,420,644	—	—	—
Total shareholders’ (deficit)/equity	(4,443,852)	(8,181,625)	2,371,643	465,120	66,810
Capital Stock	30	30	575	581	83
Number of outstanding ordinary shares	49,318,860	49,318,860	880,659,899	887,617,391	887,617,391

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
			(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(661,210)	(1,834,243)	(2,281,333)	(1,194,101)	(171,522)
Net cash generated from / (used in) investing activities	576,083	(586,843)	(1,078,617)	(484,254)	(69,559)
Net cash (used in) / generated from financing activities	(133,001)	3,288,842	4,274,052	73,630	10,576
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,464	3,334	(9,278)	960	138
Net (decrease)/increase in cash, cash equivalents and restricted cash	(211,664)	871,090	904,824	(1,603,765)	(230,366)
Cash, cash equivalents and restricted cash at beginning of the year	1,249,777	1,038,113	1,730,001	1,812,702	260,378
Cash, cash equivalents and restricted cash at end of the year	1.038,113	1,730,001	1,812,702	1,185,188	170,242

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

Providing a differentiated and superior online used car transaction experience for our customers, including both consumers and businesses, is critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

•                  our ability to improve our existing service offerings and upgrade our platform;

•                  our ability to meet the diverse needs of our customers with ongoing innovation and new service offerings;

•                  our ability to maintain and improve operating efficiency, customer experience of online transactions and service quality of our offline networks and personnel;

•                  our ability to leverage technology and data to improve our services;

•                  our ability to adequately train and manage our employees; and

•                  our ability to effectively ensure the quality of services provided by our third-party agents and service providers on our platform.

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

We work with third parties to provide many services through our platform, such as car delivery, title transfer and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage these services, our business, financial condition and results of the operations would be adversely affected. Starting from December 2018, we have also worked with third-party agents to enlarge our sales force in the effort to effectively expand our service network across China. We currently have more than 1,100 service centers operated by our agents in more than 230 cities at prefecture level or above. We provide trainings to our agents and require them to operate the service centers in line with our operating and customer servicing standards. However, if these service centers fail to maintain a high level of performance consistent with our requirements, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of the operations may be adversely affected.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that cars listed on or sold through our platform are defective, inconsistent with car information provided on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. The information we include in our car listings is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or willful misconduct. Moreover, if dealers experience difficulties in meeting our requirements or standards or provide inaccurate or unreliable information to us, we may be subject to legal liabilities for the actions or services of these dealers and we may fail to maintain customer trust in our platform, which may adversely affect our business, financial condition and results of the operations.

Our business, operating results and financial condition have been and may continue to be adversely affected by the COVID-19 pandemic.

Since the beginning of 2020, the COVID-19 pandemic have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. In addition, as the pandemic continues to threaten global economies, it may continue to cause significant market volatility and declines in general economic activities.

We have taken a series of measures in response to the pandemic to protect our employees, including, among others, temporary closure of some offices, remote working arrangements for our employees and travel restrictions or suspension. These measures have negatively affected the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. The extent to which COVID-19 impacts our results of operations will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economies in general.

The COVID-19 pandemic has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars were also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or yet to resume full operations. All of these factors created considerable barriers to used car purchase and fulfillment, which has severely disrupted our business operations during the first quarter of 2020 and may continue to weigh on our results for the rest of 2020. In addition, borrowers’ ability or willingness to repay their auto loans may also be negatively affected by general economic downturns. As the impact of the pandemic are being fully considered in the credit loss assessment under the new accounting standard effective on January 1, 2020, a significant provision for credit losses and losses from guarantee liabilities will be provided for the first quarter of 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer as part of the divestiture of our loan facilitation related business.

The extent of the impact on our results due to COVID-19 will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat the infection, almost all of which are beyond our control. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Since late March 2020, the used car industry has been gradually recovering as businesses restart operations, but we expect that it will still take some time before overall operations recover to normal levels.

We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors.

We face intense competition in the used car industry both online and offline. Our competitors may have significantly more resources than we do, including financial, technological, marketing and others and may be able to devote greater resources to the development and promotion of their platforms and services. As a result, they may have deeper relationships with dealers, auto financing partners and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our service fees and revenue, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We are currently subject to an ongoing unfair competition claim, and we have encountered and may in the future continue to encounter other disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, unfair competition laws and defamation which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We are exposed to credit risk in connection with some of auto loans we facilitated in the past. Our risk management system may not be able to accurately assess and mitigate all the risks to which we are exposed, including credit risk.

Prior to the divestiture of our loan facilitation related business to Golden Pacer as first announced in July 2019, we provided guarantees to our third-party financing partners for all consumer auto loans facilitated through our 2C business. See “Item 4. Information on the Company— A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” While we have ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019 as a result of the divestiture, we remain subject to certain guarantee liabilities in connection with certain loans we historically facilitated. In addition, as we work with third-party financing partners under Easy Loan program to facilitate short-term inventory financing for qualified dealers, we remain exposed to certain credit risk with respect to this program. Dealers may default on their loans for a number of reasons including those outside of their or our control. We cannot assure you that our risk management system will accurately assess and mitigate all risks, including credit risk, that we are exposed to, and any failure to accurately assess or mitigate such risks could materially harm our business, financial condition and results of operations.

We are not profitable and have negative cash flows from operations, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses from continuing operations of RMB1,268.8 million, RMB1,351.8 million and RMB1,327.7 million (US$190.7 million) in 2017, 2018 and 2019, respectively. In addition, we had negative cash flow from operating activities of RMB1,834.2 million, RMB2,281.3 million and RMB1,194.1 million (US$171.5 million) in 2017, 2018 and 2019, respectively. We may continue to make significant investments including in sales and marketing, to further develop and expand our business and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may incur substantial losses and negative cash flow in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for used cars and our services, increasing competition, weakness in the automotive retail industry in general, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs and expenses proportionally in a timely manner because many of our costs and expenses are fixed. In addition, if we reduce our costs and expenses, we may limit our ability to acquire customers and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur significant losses in the future.

If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

Our business and prospects depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we intend to increase our penetration in existing markets and expand into new geographic markets. Our experience in the markets in which we currently operate may not be applicable to other parts of China. We may not be able to leverage our experience to expand into new geographic markets in China. As a result, our expansion and monetization strategies, including sales and marketing efforts designed to attract more consumers and businesses to use our services, may not be successful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as experience additional strain on our managerial resources. If we are unable to successfully expand and generate sufficient revenues to cover our increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, our rapid expansion may lead to new challenges and risks. To manage the further expansion of our business, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate the growing number of our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

•                  effectively expand into new geographic markets;

•                  continue to improve our existing services;

•                  launch new services and develop cross-selling opportunities;

•                  stabilize our costs and expenses and enhance our efficiency;

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

Our business is dependent upon dealers’ willingness to provide inventory to our platform. A reduction in the number of dealers on our platform would have a material adverse effect on our business, financial condition and results of operations.

Dealers serve as providers of the virtual inventory for our 2C business. Failure to attract and retain a large number of dealers to our platform, whether because of competition, vehicle supply shortage, or other factors, would adversely affect our business, financial condition and results of operations. Maintaining a large number of dealers on our platform depends on a number of factors, including our ability to:

•                  reach a large number of potential used car buyers on our platform;

•                  maintain and expand relationships with existing dealers;

•                  develop new business relationships with potential dealers;

•                  offer services to meet the needs of dealers; and

•                  enhance our service offerings by leveraging our technological capabilities.

There is no guarantee that we will be able to maintain and grow the number of dealers on our platform, and if we fail to do so, the number of quality listings and transactions on our platform would decline, and our business, results of operations and financial condition would be materially and adversely affected.

We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third parties in providing many of the services offered on our platform, such as auto financing, logistics and delivery, title transfers, car repair and certain data services. We also work with third-party agents and currently have more than 1,100 service centers operated by our agents in more than 230 cities at prefecture level or above. We carefully select our third-party agents, service providers and business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, it could damage our business and reputation. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

In addition, we work with third-party service providers for collection of loans in connection with our historical loan facilitation services. We aim to ensure the collection efforts carried out by our third-party service providers comply with the relevant laws and regulations in the PRC and have employed contractual measures to further ensure such compliance. However, we do not have complete control over third-party service providers, and if our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal means, we may be subject to risks relating to third-party debt collection services providers, including lawsuits initiated by the borrowers or prohibition from using certain collection methods by the regulatory authorities. The current regulatory regime for debt collection in the PRC also remains unclear and are subject to changes. Any perception that our collection practices are aggressive and not compliant with the relevant laws and regulations in the PRC may adversely affect our reputation or result in fines and penalties imposed by the relevant regulatory authorities, any of which may have a material adverse effect on our business, financial condition and results of operations.

We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business would be harmed.

We may continue to invest substantial financial and other resources in marketing initiatives to grow our customer base. We currently carry out our marketing activities mainly by acquiring traffic through a combination of online channels with the goal of attracting more visitors to our platform. We also used to engage brand ambassador and launch advertising campaigns to build brand awareness in 2019. We face intense competition from our competitors who may have greater marketing resources than we do. If we fail to conduct our marketing activities effectively and efficiently, or if our traffic acquisition efforts and marketing campaigns are not successful, our growth, results of operations and financial condition would be materially and adversely affected.

Negative media coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

Negative news or media coverage of our business, our employees, our third-party service providers and business partners, our brand ambassador, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged fraudulent car listings, alleged misrepresentation by our sales consultants or third-party agents, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation. If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

Our limited operating history in certain of our services and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects.

We began operating our 2C business in 2015. Our limited operating history in our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, starting from early 2018, we have started to fulfill online used car transactions for consumers, which we previously referred to as “2C cross-regional business”. With our online used-car-buying product and service offerings, we enable consumers to buy used cars online without the need to go to offline dealerships or see the actual car when making the purchase. In addition, we entered into a binding term sheet, definitive agreements and supplemental agreements, in July 2019, September 2019 and April 2020, respectively, with Golden Pacer to divest our loan facilitation related business. Pursuant to the series of agreements, we divested our entire 2C intra-regional business in which we facilitated offline used car transactions between consumers and dealers in local used car marketplaces, and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business since November 2019. We also divested our salvage car related business to Boche in January 2020 as well as our 2B business to 58.com pursuant to definitive agreements we entered into in March 2020. The transaction with Golden Pacer closed upon the signing of the supplemental agreements in April 2020, and the transactions with Boche and 58.com closed in January 2020 and April 2020, respectively. Such developments or adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

The fees we charge from transactions on our platform may fluctuate or decline in the future and any material decrease in such service fees would harm our business, financial condition and results of operations.

Most of our revenues are derived from the fees we charge from transactions on our platform, such as commission fee and value-added service fee from our 2C business. Prior to the divestiture of our 2B business, we also generated transaction facilitation service fee from the 2B business. Maintaining and growing our revenues depends on a number of factors, including:

•                  our ability to deliver satisfactory online used car transaction experience to our customers;

•                  our ability to attract consumers and dealers to our platform;

•                  the average unit price of used cars sold on our platform, which may decrease if we adjust down the price range of used cars available on our platform or enter into lower-tier city markets, or as a result of declining selling prices of new cars;

•                  the average commission rate and corresponding fee as well as the average value-added service take rate and corresponding fee that we charge per transaction, which is subject to market condition and competition;

•                  our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

•                  fluctuation in other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business and results of operations. For example, as we further expand our 2C business by entering into lower-tier city markets, we have and may continue to experience decreases in average commission and value-added service fees that we charge per transaction, as the average unit price of used cars sold in those markets may be lower than that of cars sold in tier-one and tier-two cities.

Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.

Pursuant to relevant laws and regulations, as some of our PRC subsidiaries and VIEs used to provide vehicle maintenance services and were regarded as motor vehicle maintenance operators, these entities were required to file for motor vehicle maintenance operation with the road transport administration. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Motor Vehicle Maintenance.” As of the date of this annual report these entities have not obtained all the requisite licenses, but we no longer provide motor vehicle maintenance services. Failure to obtain these licenses shall be ordered to make rectification, and, in case of refusing to rectify, be subject to a fine of RMB5,000 to RMB20,000. Although we do not provide motor vehicle maintenance services any more, we cannot assure you that our prior operation will not be regarded by the governmental authorities as historical non-compliance, and imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

Certain of our PRC subsidiaries and VIEs used to engage in business activities that are not within their registered business scope. As of the date of this annual report, we are not aware of any action, claim, or investigation being conducted or threatened by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR or its local branches with respect to such business activities. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted by the SAMR as “doing business beyond the business scope” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

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

In addition, it is required by PRC laws and regulations for companies responsible for the construction projects to prepare environmental impact report, environmental impact statement, or environmental impact registration form based on the different level of potential environmental impact of the projects. The environmental impact reports (required if potentially serious environmental impact) and the environmental impact statements (required if potentially mild environmental impact) are subject to review and approval by the governmental authority and failure to satisfy such requirements may subject one to discontinuation of the construction projects, fines of 1% to 5% of the total investment in the projects or an order of restoration. The environmental impact registration forms (required if very little environmental impact where environmental impact assessment is not necessary) are required to be filed with competent authority and failure to satisfy such requirement may subject one to fines up to RMB50,000 (US$7,182). We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our transaction centers from time to time, could be recognized as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

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

Our historical loan facilitation services may subject us to regulatory risks, which may have a material adverse effect on our business, results of operations and financial condition.

Prior to the divestiture of our loan facilitation related business to Golden Pacer (“Loan Facilitation Divestiture”), we historically provided loan facilitation services in partnership with financial institutions who finance our customers’ car purchases. As a result of the divestiture, we ceased to provide loan facilitation services since November 2019. We also currently work with third-party financing partners to provide inventory financing to dealers.

According to the Financing Guarantee Circular 37 which was issued and became effective on October 9, 2019, entities shall be prohibited from providing financing guarantee services unless obtaining the approval from the relevant regulatory authorities and establishing financing guarantee companies. Those who have been engaged in financing guarantee services shall properly settle its existing business. The authorities shall intensify the crackdowns on the financing guarantee companies with illegal operation or those who committed serious infringement of consumer’s (and guaranteed person’s) rights and shall timely report such cases to the banks so as to work together to protect the legitimate rights and interests of the consumers. The Financing Guarantee Circular 37 also stipulates that, without prior approval, any institution which provides customer promotion, credit evaluation and other services for any lending institution shall be prohibited from providing financing guarantee services or doing so in a disguised form. Any entity operating the financing guarantee business without a financing guarantee business license shall be banned by the regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.” While we no longer provide any additional loan facilitation related guarantee services since November 2019 and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank, which accounted for more than half of the total loans we historically facilitated, to Golden Pacer as a result of the Loan Facilitation Divestiture, we remain subject to certain guarantee liabilities for the rest of the consumer auto loans we historically facilitated through our 2C business. As of the date of this annual report, we have not obtained relevant approvals from regulatory authorities. It is required by the Financing Guarantee Circular 37 for us to properly settle our existing business and we plan to settle and gradually relieve our guarantee obligations from these historically facilitated loans along with the maturity of those remaining outstanding loans.  However, we cannot assure you that our guarantee services in connection with such historical auto loans will be regarded as our “proper settlement” of our existing auto loan guarantee business by the relevant authority, or that our past practices in connection with our loan facilitation services would not be regarded as historical non-compliance. The imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

In addition, while we have ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019 as a result of the divestiture to Golden Pacer, we remain subject to a portion of guarantee liabilities in connection with certain loans we historically facilitated. The Office of the Leading Group for Specific Rectification against Online Finance Risks and the Office of the Leading Group for Specific Rectification against P2P Online Lending Risks jointly issued the Circular on Regulating and Rectifying Cash Loan Business, or Circular 141, in December 2017 to regulate “cash loans” related business. The Circular 141 specifies the features of “cash loans” as follows: loans are extended without relying on any consumption scenario in connection with sales of goods; the terms of the loans do not specify the use of loan proceeds; there is no qualification requirement on the part of customers; and the loans are unsecured Circular 141 prohibits a financial institution from participating in the “cash loan” business from accepting credit enhancement services from a third party which has not obtained any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, and requires a financial institution to ensure its service providers in “cash loan” business will not charge any interest or fees from borrowers. Given that the loans we historically facilitated are based on real consumption scenarios with specified use and the majority of the loans are secured with the car collateral, we believe they should not be deemed as “cash loans” under Circular 141, and thus our remaining guarantee liabilities in connection with such loans are not subject to the regulation of Circular 141. However, as the Circular 141 has been issued recently and the laws and regulations governing the online consumer finance industry in China are evolving rapidly, there are substantial uncertainties regarding the interpretation and application of the regulations, we cannot rule out the possibility that the PRC regulatory authorities may take a view that is contrary to ours and view the consumer auto loans historically facilitated through our platform as “cash loans” and the guarantees for such consumer auto loans as credit enhancement service. In such events, we may have to further modify our practice, which might materially and adversely affect our results of operations and financial condition.

Furthermore, PRC laws and regulations concerning financial services, including internet financial services, are evolving and the PRC government authorities may promulgate further laws and regulations in the future. We cannot assure you that our past or current practices would not be regarded as non-compliance, and imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations. For example, under current regulations, the risk assets of a PRC entity that conducts finance leasing business must not exceed 10 times its total net assets. In addition, PRC regulations stipulate that the amount of auto loans should be capped at 80% of the purchase price for a self-use conventionally-powered new car, 85% for a self-use new energy vehicle, and 70% for a used car. Our financing partners were responsible for designing the financing products that we offered through our historical loan facilitation services and are responsible for the financing products we currently refer to consumers on our platform. The financing products provided by our financing partners on our platform may be deemed to exceed the stipulated cap on the loan amount relative to the car purchase price, in which case we may be required to make adjustments to our cooperation arrangements or cease to cooperate with these financing partners.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

In August, 2017 the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 (US$71,821) to RMB1,000,000 (US$143,641), confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

Prior to divesting our loan facilitation business to Golden Pacer as first announced in July 2019, we provided guarantees to our financing partners in connection with the historical consumer auto loans. While we have ceased to provide loan facilitation related guarantee services since November 2019 as a result of the divestiture, we remain subject to guarantee obligations in relation to a part of our historically-facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as the guarantees were not provided independently from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business in violation of relevant PRC laws or regulations because of historical arrangements with certain financial institutions. If the relevant regulatory authorities determine that we were and/or are operating financing guarantee business, we may be required to obtain approval or license for financing guarantee business. In such cases, our business, results of operations and financial conditions could be adversely affected.

We may be held liable for information or content displayed on or linked to our platform, which may materially and adversely affect our business and operating results.

We may be held liable for inaccurate or incomplete information, including car listings, that is available through or linked to our platform. The data we collect and use for the car listings may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. We received a penalty decision and a fine issued by the governmental authority in March 2018 for providing inconsistent car information on our platform. Our failure to ensure the accuracy and integrity of our data, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our business, financial position and results of operations.

We depend on our proprietary technology for critical functions of our business. Failure to properly maintain or promptly upgrade our technology may result in disruptions to or lower quality of our services and our business, results of operations and financial condition may be materially and adversely affected.

We rely on our proprietary technology, including websites and mobile apps, car inspection system, AI algorithms and VR technology for critical functions of our businesses. See “Item 4. Information on the Company—B. Business Overview—Technology.” Maintaining and upgrading our technology carry certain risks, including the risk of disruptions caused by significant design or deployment errors, delays or deficiencies, which has made and may continue to make our platform and services unavailable. We may also implement additional or enhanced technology in the future to accommodate our growth and to provide additional capabilities and functionalities. The implementation of new or enhanced technologies may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Additionally, our proprietary AI algorithms are based on data-driven analytics. If we do not have a large amount of data or the quality of data available to us for analysis is unsatisfactory, or if our algorithms have deficiencies, our proprietary AI algorithms may fail to perform effectively. If we fail to properly maintain or promptly upgrade our technology, our services may be disrupted or become of lower quality or unprofitable, and our results of operations and financial condition may be materially and adversely affected.

Our business is subject to risks related to China’s online used car transaction industry, including industry-wide and macroeconomic risks.

We operate as a national online used car dealer in China’s used car market. We cannot assure you that this market will continue to grow rapidly in the future. Furthermore, the growth of China’s used car industry could be affected by many factors, including:

•                  general economic conditions in China and around the world;

•                  outbreaks of COVID-19 or any other serious contagious diseases;

•                  the growth of disposable household income and the availability and cost of credit available to finance used car purchases;

•                  the growth of China’s automobile industry;

•                  the growth of China’s auto financing industry;

•                  consumer acceptance of used cars and willingness to purchase used cars online;

•                  consumer acceptance of financing car purchases;

•                  taxes and other incentives or disincentives related to used car purchases and ownership;

•                  environmental concerns and measures taken to address these concerns;

•                  the cost of energy, including gasoline prices, and the cost of car license plates in various cities with license plate lottery or auction systems;

•                  the improvement of highway system and availability of parking facilities;

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

We collect, process, store, share, disclose and use personal information and other data provided by consumers and our business partners. Although we have spent significant resources to protect our user and transaction data against security breaches, our internal control mechanism may not be sufficient and our security measures may be compromised. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations.

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

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automobile and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. The loss of the services of one or more of our senior executives or key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members.

Our business is susceptible to employee misconduct, improper business practices and other fraudulent conduct by or between our employees and third parties.

We rely on our employees to carry out our operating objectives. We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct car inspection, process large numbers of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors and mistakes on the part of our employees.

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

We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and online businesses. We have devoted considerable resources to the development and improvement of our car inspection technology, big data and AI capabilities, VR technology, mobile applications, mobile sites and websites and information technology systems. We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, trademarks, copyrights or other intellectual property rights that they hold. Companies operating online businesses and provide technology-based services are frequently involved in litigation related to allegations of infringement of intellectual property rights. The validity, enforceability and scope of protection of intellectual property rights, particularly in China, are still evolving. We are currently subject to several ongoing trademark claims, and may in the future continue to be subject to intellectual property infringement claims from time to time. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

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

We have been named as a defendant in two putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

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

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our third-party financing partners, or third-party providers of various services, including logistics and delivery service, title transfer service, car repair, car inspection equipment, loan servicing, car collateral repossession, and certain data services.

For example, we are subject to ongoing trademark, unfair competition, contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of December 31, 2019 and do not believe that any of the intellectual property infringement claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity financing, our business, operating results and financial condition could be materially harmed.

Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. In addition, we issued convertible notes in the total principal amount of US$280 million in 2019, of which US$45.1 million in principal amount will become due and payable in the second half of 2020, and we may require additional capital to repay these debt obligations. However, additional funds may not be available when we need them on reasonable terms, or at all.

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

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was not effective for the year ended December 31, 2019. Moreover, even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.”

The trade war between the U.S. and China may dampen economic growth in China and adversely affect our business, financial condition and results of operations.

In 2018 and 2019, the U.S. government imposed additional tariffs on specified products imported from China. In response, China has also imposed additional tariffs on specified products imported from the U.S. The U.S.  and the Chinese governments are continuing to conduct negotiations on trade matters. We cannot assure you that the negotiations will result in an agreement between the two countries, or that the proposed tariffs will not be imposed even if an agreement will be reached.

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

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. For example, a report was published on April 16, 2019 making various allegations about us, and we responded publicly stating the allegations are unfounded. Any such allegation or lawsuit, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management, or failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, could harm our reputation and distract our management from our daily operations. Allegations or lawsuits against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our ability to attract customers, third-party service providers and business partners and hence our business operations, and cause the trading price of our ADSs to decline and fluctuate significantly.

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

Our financing partners and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan facilitation services providers, consumer finance marketplaces or online transaction platforms to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

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

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018 and November 2018 and which we refer to as the 2018 Second Amended and Restated Share Incentive Plan, or the Amended and Restated Plan, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 102,040,053 ordinary shares. For example, in May 2018, we granted 17,742,890 restricted shares to Mr. Kun Dai, which became vested immediately upon completion of our initial public offering in June 2018, and we recorded share-based compensation expense of US$93.8 million (equivalent to RMB653.0 million) in general and administrative expenses.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share to $1.03 per share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the consolidated statements of comprehensive loss during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

For the years ended December 31, 2017, 2018 and 2019, we recorded an aggregate of RMB165.9 million, RMB1,052.0 million and RMB100.3 million (US$14.4 million), respectively, in share-based compensation expenses. As of December 31, 2019, the fair value of vested and nonvested options granted to employees and management amounted to RMB104.0 million (US$14.9 million) and RMB34.2 million (US$4.9 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

In addition to the impact of COVID-19, our business could be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese and global economy in general.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

In addition, our results of operations could be adversely affected to the extent that any health epidemic, natural disaster or other calamities harms the Chinese and global economies in general. Our headquarters are located in Beijing, where most of our management and employees currently reside. Most of our system hardware and back-up systems are hosted in facilities located in Beijing. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Beijing, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

Our business is subject to quarterly fluctuations and unexpected interruptions.

We have experienced, and expect to continue to experience, quarterly fluctuations in our revenues and results of operations. Our revenue trends are a reflection of consumers’ car purchase patterns. The holiday period following the Chinese New Year is usually in the first quarter, which may contribute to lower activity levels in that quarter of each year. As a result, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall. As our revenues grow, these quarterly fluctuations may become more pronounced.

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

Subsequently, in December 2018, the Standing Committee of the National People’s Congress published a draft Foreign Investment Law and the National People’s Congress adopted the Foreign Investment Law, or the 2018 FIL on March 15, 2019. The 2018 FIL came into effect on January 1, 2020. The 2018 FIL does not comment on contractual arrangement with variable interest entity, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. In addition, the concept of “de facto control” and related provisions as proposed in the 2015 Draft FIL are not included in the 2018 FIL. However, it is not explicit whether the 2018 FIL supersedes the 2015 Draft FIL in its entirety. On December 26, 2019, the Supreme People’s Court published the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of the Foreign Investment Law of the People’s Republic of China, which became effective on January, 1, 2020, pursuant to which the court shall rule in favor of the party claiming the invalidity of the investment agreement with respect to foreign investment in the “restricted” industry under the “negative list” or foreign investment in the “restricted” industry under the “negative list” that fails to comply with the requirements unless necessary mitigating measures are taken before the ruling.

Both the 2015 Draft FIL and the 2018 FIL grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Both the 2015 Draft FIL and the 2018 FIL provide that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries.

Since the 2018 FIL is relatively new, uncertainties exist in relation to its implementation and interpretation and there can be no assurance that variable interest entities controlled via contractual arrangements would not be interpreted as foreign investment activities in future practice or legislation. There can be no assurance as to when and whether the 2015 Draft FIL will be officially promulgated, or assurance as to whether our current corporate structure will be considered “Chinese-controlled” under the scheme of the 2015 Draft FIL. In the event that our variable interest entity contractual arrangements under which we operate our business are treated as foreign investment in the “restricted” or “prohibited” industry in the “negative list”, such variable interest entity contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of such business.

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

Substantially all of our operations are located in China. Accordingly, our business prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

In particular, PRC laws and regulations concerning the used car e-commerce industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating our industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates for our business operations may materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the used car service industry and online used car transaction industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online used car transaction platforms like us, which could materially and adversely affect our business and results of operations.

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

Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business.

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

As some used cars cannot meet the environmental protection standards required in some regions, the above policies and regulations may restrict or adversely impact the transactions of such used cars. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automobile industry, which in turn may have a material adverse impact on our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China.  For example, in China, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Relating to the ADSs and this Offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, revised in 2008, is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and our VIEs, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries or our VIEs in China and capital contributions are subject to PRC regulations and approvals or filing. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Besides SAFE registration, loans to our VIEs may also need to be filed with the NDRC or its local branches. Information about capital contributions to our PRC subsidiaries must be filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated Circular 28, which stipulates that non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds on the premise that the Negative List is not violated and the projects invested thereby in China are true and compliant. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entity requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries and VIEs that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries and VIEs use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a qualified PRC agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The PRC agent shall amend the SAFE registration within three months in the event that there is any material changes to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. However, we cannot assure you that the SAFE registrations for the grantees of our stock options could be completed and updated in a timely manner. Failure to complete SAFE registrations or to amend such registrations in time may subject us to fines of up to RMB300,000 (US$43,092) for entities and up to RMB50,000 (US$7,182) for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Stock Incentive Plans.”

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

We are a Cayman Islands holding company and we have 3 Cayman Islands subsidiaries, 3 British Virgin Islands subsidiaries, and 6 Hong Kong subsidiaries which in turn hold controlling equity interest of 34 PRC subsidiaries. If we and our Cayman Islands and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

In February 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of Shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. These statements reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

Our current marketing relies on advertising, via both online and offline channels. The laws and regulations of advertising are relatively new and evolving and there is substantial uncertainty as to the interpretation of “false advertisement” by the SAMR. If any of the advertisements that we publish is deemed to be a “false advertisement” by the SAMR or its local branch, we could be subject to various penalties, such as discontinuation of publishing the target advertisement, imposition of fines and obligations to eliminate any adverse effects incurred by such false advertisement. Some of our outdoor advertisements has historically been deemed as giving misstatement, resulting in fines by the local SAMR. The amount of the fine was not significant. We cannot assure you that the advertisement we publish in the future will not be subject to further penalties. And any such penalties may disrupt our business and our competition with competitors, which could affect our results of operations and financial conditions.

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

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the SAMR where the business premise is located to set it up as branch office and obtain business license. We have not been able to complete the registration or establish branch offices for each of business premise operated by ourselves, and some of our service centers have been fined for such violation by the governmental authority as a result. The amounts of the fines were not significant. We have been making continual efforts to register and set up branch offices nationwide for our newly opened business premise and we cannot assure you that all required registration can be completed in a timely manner, due to the rapid growth of our business across the country and complex procedural requirements of governmental authority. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation and our business, results of operations and financial condition could thus be adversely affected.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on Nasdaq on June 27, 2018, the trading price of our ADSs has ranged from US$1.41 to US$5.86 per ADS in 2019. The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

•                  changes in the operating performance or market evaluations of other online used car transaction platforms;

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

We have been named as a defendant in two class action lawsuits, which could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. See “—Risks Related to Our Business and Industry—We have been named as a defendant in six putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” and “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

In addition, the stock market in general, and the market prices for internet-related companies and companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or any entity which is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares to any person that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, or (iii) of Mr. Kun Dai ceases to be the ultimate beneficial owner of any outstanding Class B ordinary shares.

As of February 29, 2020, Mr. Kun Dai, the beneficially owner of all our issued Class B ordinary shares, beneficially owned 39.9% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. As of February 29, 2020, we had 887,617,391 ordinary shares outstanding, comprising of (i) 846,807,530 Class A ordinary shares (excluding the 16,562,988 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), and (ii) 40,809,861 Class B ordinary shares. Among these shares, 435,420,642 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 93,170,300 Class A ordinary shares that represent approximately 10.5% of our share capital as of February 29, 2020 in favor of third-party lenders in connection with certain loans in an aggregate principal amount of approximately US$163.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The loans became due in June, November and December 2019, respectively, and the borrowers are currently in discussion with the lenders to seek extensions of the loans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnote (1).” Subsequent to our initial public filing, the loan agreements with the third-party lenders were amended to add margin call provisions and top-up requirements regarding our shares. If any lender enforces its security interests in such pledged shares upon an event of default, triggering of the margin call and top-up requirements or other circumstances, or any borrower needs to use the pledged shares to repay the loan, the pledged shares may be sold on the public market. For example, in connection with a loan in the principal amount of US$100.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and Cathay Rong IV Limited as lender, Cathay Rong IV Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 57,045,450 Class A ordinary shares were transferred to Cathay Rong IV Limited. Cathay Rong IV Limited may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnotes (8) and (10).” We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited, and other entities affiliated with Mr. Dai which hold Class A ordinary shares, Mr. Dai beneficially owned an aggregate of 39.9% of the total voting power of our company as of February 29, 2020. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares represented by your ADS.

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

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. In addition, the JOBS Act provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new and revised accounting standards. Although we have adopted all the new accounting standards that have become effective so far, we intend to take advantage of the extended transition period for complying with new or revised accounting standards in the future. If we elect not to comply with such auditor attestation requirements or take advantage of other exemptions permitted under the JOBS Act, our investors may not have access to certain information they may deem important and our financial statements may not be comparable to companies that comply with public company effective dates for new and revised accounting standards.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval and not holding an annual shareholders meeting for the fiscal year of 2019.  If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019 as a result of the volatility of the market price of our ADSs, which could subject United States holders of our ADSs or Class A ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill associated with active business activity is taken into account as a non-passive asset.

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

Based on the market price of our ADSs and the composition of our assets (in particular the substantial amount of cash and other cash-like assets), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019 because the volatility of the market price of our ADSs caused us to narrowly exceed the asset test percentage threshold. Further, we believe that we will likely be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

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

In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, or GloryFin, which was incorporated in Hong Kong, and its three wholly-owned subsidiaries, Kai Feng Finance Lease (Hangzhou) Co., Ltd., or Kaifeng, Youqin (Shanxi) Finance Lease Co., Ltd., and Boyu Finance Lease (Tianjin) Co., Ltd.

In November 2014, we established UcarBuy Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarBuy Holding Limited established UcarBuy HK Limited, which established a wholly-owned subsidiary, Youxin (Shanghai) Used Car Business Co., Ltd., which we refer to as Youxin Shanghai. In July 2019, Youxin Shanghai became a wholly-owned subsidiary of GloryFin.

Youxinpai and Yougu entered into a series of contractual arrangements with Youxin Hulian and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, respectively, and their respective shareholders. Youxin Hulian and Yishouche are collectively referred to as our VIEs.

We have been conducting our 2C business through Yougu and Yishouche. Yougu operates the website www.xin.com and mobile apps for our 2C business and has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce).

On June 27, 2018, our ADSs commenced trading on Nasdaq under the symbol “UXIN.” We raised from our initial public offering US$204.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

On April 26, 2020, our board of directors approved the change in our fiscal year end from December 31 to March 31. We will file a transition report on Form 20-F to cover the transition period from January 1, 2020 to March 31, 2020.

Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses

Since early 2018, when we began to fulfill online used car transactions for consumers, we have gradually shifted our strategic focus to our 2C online transaction business, which was previously referred to as “2C cross-regional business.” Through our 2C online transaction business, we help consumers buy the car of their choice online by providing them with a nationwide selection of used cars, a wide range of car-related value-added products and services as well as a full suite of supporting services to fulfill these online used car transactions. With our innovative online used car product and service offerings, we have created an innovative and unique used car buying experience for consumers centered around four key values — more selection, better prices, premium service and convenience. As a result, in order to better devote all our attention and resources towards developing and scaling up our 2C online transaction business, we have recently divested to our strategic partners our loan facilitation, salvage car and 2B related businesses, which are collectively referred to as the Divested Businesses.

Divestiture of loan facilitation business

In July 2019 and September 2019, we entered into a bind term sheet and definitive agreements respectively, with Golden Pacer to divest our loan facilitation related business, which we refer to as the Loan Facilitation Divestiture. In April 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the Loan Facilitation Divestiture, pursuant to which we divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the transaction. As a result, assets and liabilities related to the historically-facilitated loans for XW Bank were reclassified on a net basis as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. Prior to the Loan Facilitation Divestiture, we facilitated consumer auto loans for both new and used car transactions through our 2C business by entering into a series of arrangements with our customers and third-party financing partners who primarily funded the auto loans to our customers. After the Loan Facilitation Divestiture and through our business cooperation with Golden Pacer, Golden Pacer becomes our financing solution provider who directly works with third-party financing partners to facilitate auto loans, and we no longer provide loan facilitation related guarantee services in connection with our 2C online used car transactions. By referring the used car financing options provided by our financing solution providers to our customers, we continue to enable our consumers to conveniently access various auto financing products on our platform. The transaction closed upon the signing of the supplemental agreements in April 2020.

Divestiture of salvage car business

In January 2020, we divested our salvage car related business to Boche, which we refer to as the Boche Divestiture. Assets and liabilities associated with the Boche Divestiture were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019. The divested business was not presented as discontinued operations due to its insignificance to our overall business. The transaction closed in January 2020.

Divestiture of 2B business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com, which we refer to as the 2B Divestiture. Assets and liabilities associated with the 2B Divestiture were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019, and results of operations related to the 2B Divestiture were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction closed in April 2020. As part of the transaction, we also entered into a business cooperation agreement with 58.com, pursuant to which we will provide 58.com with information related to used cars for sale by individuals.

B.                                    Business Overview

We are a leading national online used car dealer in China. As the online destination in China for consumers to buy used cars, we make it possible for consumers to choose from our nationwide selection of used cars and buy the car directly online from our platform through our 2C business. Prior to Mach 2020, we also operated 2B business where we primarily facilitated used car transactions between business customers via online auction. We have divested our 2B business pursuant to definitive agreements we entered into in March 2020. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Our mission is to enable people to buy the car of their choice. Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in buying used cars from other cities and regions, lack of transparent and reliable information about car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform addresses these issues by providing consumers with a reliable and one-stop online car buying experience and enabling consumers to select from our nationwide selection of Uxin Certified used cars and access various car-related value-added products and services online throughout China.

We have transformed the used car buying experience in China through our innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Our online platform ensures that consumers have access not only to an extensive nationwide selection of used cars, but also to a wide range of value-added products and services. Our offline infrastructure and networks allow us to effectively serve consumers and fulfill the transactions made online, such as car inspection, in-person car-buying consulting, car delivery, title transfers and other after-sales services. In particular, our inspection capabilities allow us to collect proprietary data, images and videos of used cars and generate accurate car condition reports, which allows for convenient car comparison and is crucial to consumers’ decision-making process of buying used cars online. With a significant amount of data aggregated on our platform, we are able to continue to innovate and improve our products and services to meet consumers’ varied needs. Together, our products and services provide consumers with the superior experience and peace of mind that our brand embodies. In fact, our name, Uxin (优信), translates to quality and trust in Chinese.

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, an extensive service network and unique online used car transaction fulfillment capabilities.

•                  Data and Technology: Our patented and industry-leading car inspection system, Check Auto (查客), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides consumers and dealers with pricing insights based on each used car’s condition, as well as serving as an algorithmic foundation for determining the ranking of used cars listed on our platform according to each car’s price and performance data. In addition, based on a wealth of data we have on user behavior and used car inventory, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to consumers by analyzing their preferences, which makes it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand consumer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, which enables us to create more effective sales strategies. Additionally, we provide 360-degree online car viewing functionality enabled by VR technology for some of the best-selling makes and models tagged as “super value cars” on our platform.

•                  Service Network: We leverage our service network to provide consumers with services and assistance at each step of the transaction process. We provide them with car-buying services through our sales and service network which covers more than 260 cities at prefecture level or above across China. To enhance customer experience, our sales consultants visit consumers at their convenience, such as coffee shop or their workplace, to provide professional car-buying consulting service and assist them in buying the car of their choice. In addition, we continue to upgrade and transform the entire buying process and transition online each step in the sales process. We are now offering online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. Starting from December 2018, we have worked with third-party agents to enlarge our sales force in the effort to effectively expand our service outreach across China. Our agents provide in-person car-buying services primarily in local service centers. In addition, we have our customer service team process consumers’ pre-sales inquiries and after-sales matters through online chat and hotlines.

•                  Online Transaction Fulfillment Capabilities: Our unique transaction fulfillment capabilities are empowered by our nationwide logistics and delivery network, nationwide title transfer and vehicle registration service and industry-leading warranty programs. Our nationwide logistics and delivery network ensure timely delivery of used cars to consumers. Our title transfer and vehicle registration service efficiently handles a potentially time-consuming and complex process for consumers. Our warranty programs provide consumers with comprehensive post-sale protection.

We also collaborate with various third-party partners to provide a wide range of value-added products and services on our platform, such as auto financing options and insurance products, as well as after-sales services. For example, Golden Pacer, as our financing solution provider, assesses car buyers’ credit and connects those who apply for used car loans with financial institutions who subsequently fund the loans, which streamlines the car-buying process on our platform.

In May 2019, we entered into a strategic partnership with 58.com, China’s largest online market place for classifieds. Under the partnership, we are collaborating with 58.com to optimize and strengthen traffic and inventory acquisition, used car inspection, big data analytics and SaaS development. We further deepened our strategic partnership with 58.com through the divestiture of our 2B business to 58.com and the entry into a business cooperation agreement pursuant to which we will provide 58.com with information related to used cars for sale by individuals. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Since we launched our online used-car-buying product and service offerings in early 2018, we have been shifting our strategic focus to 2C online used car transactions. Our established relationships with approximately 25,000 dealers have enabled us to provide a nationwide selection of used cars on our platform, which attracts an increasing number of consumers to select and buy used cars from us. The growing recognition from consumers in turn attracts more dealers to join our network. Our dealer partners are typically small- or medium-sized retail dealers. This network effect will help us form a vibrant ecosystem among ourselves, our customers and our deal partners. Since we started to provide 2C online used car transaction services in 2018, we have witnessed significant growth in our business. The total number of online used cars transactions completed through our 2C platform has increased from 38,264 in 2018 to 97,100 in 2019, representing a 153.8% increase. The total 2C GMV of online used car transactions has grown from RMB4.4 billion in 2018 to RMB11.3 billion (US$1.6 billion) in 2019, representing a 155.3% increase.

Our Platform and Services

As a leading national online used car dealer in China, we enable consumers to buy used cars online through an innovative integrated online platform and offline service and fulfilment networks through our 2C business. We mainly generate revenues from the fees we charge for fulfilling 2C online used car transactions and providing relevant value-added services. Before the divestiture of our 2B business, we also generated revenue from the fee we charge for facilitating 2B used car transactions on our 2B auction platform.

Our 2C business

Uxin Used Car (优信二手车), our 2C business, caters to consumers and primarily provides them with a nationwide selection of used cars, various car-related value-added products and services, and a full suite of supporting services to fulfill these online used car transactions. We historically provided services to consumers attracted to our platform by accompanying them to visit offline dealerships in local used car markets and assisting them in buying used cars from the dealers, which services we previously referred to as our “2C intra-regional business.” Starting in early 2018, we shifted our focus to enabling consumers to purchase used cars entirely online from our platform without the need to visit offline dealerships or see the actual car when making the purchase, which services we previously referred to as our “2C cross-regional business.” In July 2019, September 2019 and April 2020, we entered into a binding term sheet, definitive agreements and supplemental agreements, respectively, with Golden Pacer to divest our loan facilitation related business (the “Loan Facilitation Divestiture”), pursuant to which we divested our entire 2C intra-regional business to Golden Pacer. Before the Loan Facilitation Divestiture, our 2C business generated revenues from the fees we charged for transaction facilitation and loan facilitation services. We no longer provide any loan facilitation services since November 2019 as a result of the Loan Facilitation Divestiture, and our 2C business currently generates revenues from commission and value-added service fees. Our commission rate, as defined by the used car commission revenue divided by the GMV of our 2C business, increased from 4.6% in 2018 to 6.3% in 2019. Our value-added service take rate, as measured by the used car value-added service revenue divided by the GMV of our 2C business, increased from 3.8% in 2018 to 5.6% in 2019.

Since the launch of our online used car transaction services in early 2018, Uxin Used Car has achieved significant scale and growth. We had a real-time listing of over 110,000 used cars in the fourth quarter of 2019. In 2018 and 2019, our 2C business facilitated 38,264 and 97,100 online used car transactions, respectively, resulting in GMV of approximately RMB4.4 billion and RMB11.3 billion (US$1.6 billion), respectively.

User journey in our 2C business

For a typical Uxin Used Car consumer, the consumer’s buying journey is as follows:

•                  Online search: We provide an intuitive user interface to help the consumer navigate through a vast selection of used cars. The consumer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the consumer’s specific needs and requirements, which can make the decision-making process much more efficient.

•                  Evaluation of car condition: To improve transparency of the transaction process and strengthen consumer trust, each car listing on our platform includes an in-depth car condition report generated by our Check Auto system, including photos and videos of the interior and exterior of the car, records of prior accidents, repair and maintenance history, among others. Moreover, our Manhattan pricing engine also makes assessments on the fair value of listed cars by analyzing the car’s selling price and its condition as well as comparing it with the price estimate output from our Manhattan pricing engine. Our system marks the used cars of particularly good value as “super value cars.” We also provide VR-enabled 360-degree online car viewing functionality for some of the best-selling makes and models tagged as “super value cars.” Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value. All this enables the consumer to make an informed buying decision.

•                  Products and services:  When searching for used cars, the consumer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the consumer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.

•                  Customer support:  At any step of the transaction process, the consumer can contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition and used car financing options. Our sales consultants visit the consumer in person and provide professional car-buying consulting and assistance services. For example, our sales consultant assists the consumer in person in reading through the car condition report generated by Check Auto, recommends customized used car financing options and answers any car-buying-related questions. In addition, we continue to upgrade and transform the entire buying process and transition online each step in the sales process. We are now offering online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. Our AI-enabled sales consultant assistance system, which integrates Lingxi intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the consumer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.

•                  Signing and delivery:  Once the consumer decides to buy the car, our service personnel will have him sign a purchase agreement after the consumer makes an earnest payment if the purchase is made with cash or down payment if the consumer chooses a financing option. Our nationwide logistics and delivery service ensures the car to be shipped in a timely manner to our fulfillment center, where our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition when the car arrives. Once confirmed the car is in good condition, we will register the car at local vehicle bureau and complete title transfers on behalf of our customer. We will invite the consumer to our fulfillment center to pick up the car when all procedures are completed. The consumer will make the rest of the payment at the fulfillment center if the consumer buys the car with cash in the first place.

•                  Post-transaction warranty: We provided two categories of certification, “Gold” and “Silver”, under our Uxin Certified (优信认证) program in 2019. Every Uxin Certified used car carries a 30-day return policy covering certain major damages caused by severe accidents provided that such damages exist as of the date of sale. In addition, we also provide a 3-day no-questions-asked return policy for some of the super value cars. The total return rate for 2019 was approximately 3%. For the used cars certified as “Gold”, we provide a one-year or 20,000-kilometer warranty covering repair of 15 major structural components; for those certified as “Silver”, we provide a half-year or 10,000-kilometer warranty covering repair of 5 major structural components. To further strengthen consumer trust in our platform, we have recently further upgraded and integrated our certification program. Every certified used car currently carries a one-year return policy covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through Uxin’s certificate program, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. We provide these warranty programs to the consumer for no extra charge over our commission fee.

For a typical Uxin Used Car dealer, the dealer’s journey is as follows:

•                  Inventory sorting:  Our offline employees who act as our “inventory shoppers” visit local used car markets on a daily basis and sort out the dealer’s used car inventory by employing a systematic approach which includes using scanning technology and image recognition software to ensure that the car is authentic and its condition is accurately reflected before it is listed, as well as to make sure that all the listings are up-to-date. Once the dealer has a new inventory, our inventory shopper will pre-negotiate the car price with him. If the dealer’s asking price is excessively high compared to the fair value estimate output from our Manhattan pricing engine, we will notify the dealer and propose a price adjustment before the car is inspected and listed on our platform to make sure our listing price is competitive.

•                  Inspection: We assign our inspection professionals to a standard and comprehensive inspection by using our Check Auto inspection system if the dealer’s asking price is within reasonable range.

•                  Listing:  Once inspected and qualified, the car will be listed on our platform for sale. Each car listing is accompanied by a Check Auto car condition report in the form of both picture and video. Additionally, our daily inventory sorting tour in local used car markets ensures any cars already sold are removed from our platform in a timely fashion. If the car has been listed on our platform for a certain period of time without being sold, we will contact the dealer and propose downward price adjustment to reflect the car’s latest fair value or make the price more competitive.

•                  Signing and delivery:  Once the car is sold on our platform, we will arrange for a pre-shipment check on the car’s condition before it is shipped to make sure the car is authentic and its condition is consistent with what our car inspection report describes. At the same time, our local inventory shopper verifies the car’s documentation. We will have the dealer sign a sales agreement if the car’s condition and documentations are both valid. Our inventory shopper also assists the dealer with logistics arrangement. When the car is shipped via our logistics and delivery network and arrives at our fulfillment center, we will contact the consumer for the rest of the fulfillment procedures.

We are dedicated to optimizing the selection of used cars listed on our platform. In addition to taking a more systematic approach to select and manage our online virtual inventory, we have established our dealer management system to ensure competitive inventory quality and prices as well as strengthen our relationships with the dealers.

Our 2B business

Launched in 2011, our 2B business, Uxin Auction (优信拍) catered to business buyers and sellers with a comprehensive suite of transaction solutions through our auction service, connecting businesses with one another across China, helping them source used cars and optimize their turnover as well as facilitating transactions among our business customers of different sizes across China. Business sellers included used car dealers, 4S dealerships which are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufacturers and large corporations that may need to dispose of large fleets of used cars. Used cars were sold on Uxin Auction through online auction. In 2019, approximately 370,000 used cars were listed on our platform for auction. In 2017, 2018 and 2019, our 2B business achieved GMV of RMB17.4 billion, RMB15.3 billion and RMB6.8 billion (US$976.8 million), respectively. Our 2B business mainly generated revenues from the fee we charge for transaction facilitation services in 2019.

In March 2020, we entered into definitive agreements with 58.com to divest the entire 2B business. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Others

In 2019, we also generated revenues from other businesses including salvage car business and dealer inventory financing business.

Salvage car business

Prior to the divestiture of our salvage car related business to Boche in January 2020, we facilitated salvage car transactions through our historical subsidiaries, Fairlubo Auction Company Limited and Zhejiang Dongwang. The sellers were primarily insurance companies and the buyers were primarily business buyers of salvage cars, such as car repair shops and used car dealers. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Dealer inventory financing (Easy Loan program)

We provide short-term inventory financing to retail dealers for up to two months through our Easy Loan program. We collect information from the dealer to assess the dealer’s credit profile and make credit decisions. If the dealer’s application is approved, we will work with third-party financing partners to provide funding to the dealer.

Our Service and Transaction Fulfillment Capabilities

Our nationwide service and transaction fulfillment capabilities comprise the follow components that provide crucial support to our online used car transaction business:

•                  Nationwide sales and service network. We provide consumers with car-buying services through our sales and service network which covers more than 250 cities at prefecture level or above across China. To enhance customer experience, our sales consultants visit consumers at their convenience, such as coffee shop or their workplace, to provide professional car-buying consulting service and assist them in buying the car of their choice. For example, our sales consultant may recommend a personalized used car or financing option according to the consumer’s specific needs and requirements, help him learn about the car’s condition by interpreting Check Auto video inspection report for him, and arrange for signing and delivery once he buys the car. As of December 31, 2019, we had a total of approximately 1,400 sales consultants across the country. We are currently upgrading and transforming the entire buying process and transitioning online each step in the sales process. We are now offering online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. Starting from December 2018, we have also worked with third-party agents to enlarge our sales force in the effort to effectively expand our service network across China. Our agents provide in-person car-buying services primarily in local service centers. We follow a disciplined and systematic expansion process with respect to new service center openings. Once our agents select potential locations for the service centers, we will help them assess the feasibility based on various factors, including existing market competition, the size of potential customer base, population, car PARC, foot and vehicle traffic, local regulations on title transfers and license plate registration, and economic condition. As of December 31, 2019, we had over 1,100 service centers operated by third-party agents across China.

•                  Warranty and repair services.  We provided two categories of certification, “Gold” and “Silver”, under our Uxin Certified (优信认证) program in 2019. Every Uxin Certified used car carries a 30-day return policy covering certain major damages caused by severe accidents provided that such damages exist as of the date of sale. In addition, we also provide a 3-day no-questions-asked return policy for some of the super value cars. To further strengthen consumer trust in our platform, we have recently further upgraded and integrated our certification program. Every certified used car currently carries a one-year return policy covering certain major damages caused by severe accidents that existed prior to the sale, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. We provide these warranty programs to the consumer for no extra charge over our commission fee.

•                  Value-added products and services. In addition to providing a nationwide selection of used cars for consumers to choose from, we also have a wide range of car-related value-added products and services available on our platform to make consumers’ car buying process a one-stop experience. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers to meet consumers’ need for auto insurance products. As of December 31, 2019, we partnered with 6 insurance companies and referred their auto insurance solutions to our customers through our platform.

•                  Customer service. Our customer service team processes consumers’ pre-sales inquiries and after-sales matters through online chat and hotlines. Our online customer service center is primarily responsible for pre-sales car-buying enquiries, such as preliminary questions on car price, car condition and used car financing options. Our fulfillment management center mainly handles after-sales enquiries, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.

•                  Nationwide logistics and delivery network. We believe we are the first company in China which has built a nationwide logistics and delivery network for used cars. We currently collaborate with approximately 100 third-party logistics providers to ship used cars to our customers across China. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS), transportation management system (TMS) and warehouse management system (WMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers, coordinating the loading and unloading of used cars at each warehouse as well as monitoring and managing delivery progress. In addition, our fast-growing transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning and coordinating used car shipments among warehouses. As a result of the above, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within three to four business days via our logistics and delivery network. In 2019, our average delivery distance reached approximately 1,000 kilometers.

•                  Nationwide title transfers and vehicle registration. Title transfers for used cars in China typically involve de-registering a car with one owner and registering the car with another owner. As of December 31, 2019, we partnered with over 200 title transfer service providers to handle the entire title transfer process for our customers, which significantly simplifies their car buying process on our platform. In addition, we also provide flexible vehicle registration solutions to assist our customers in applying for license plates.

Technology

We leverage sophisticated technology to provide a differentiated user experience and improve our operations.

Check Auto inspection system

Our proprietary Check Auto system is an integrated, interactive vehicle inspection system that enables our inspection professionals to conduct a comprehensive examination of used cars listed on our platform. A significant portion of the inspection process is automated by our proprietary, state-of-the-art technology, including wearable digital glasses to record the inspection process, automatic diagnostics of car condition from video footage and image recognition technology that can automatically identify certain car condition. As a result, Check Auto improves both inspection accuracy and efficiency.

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

An inspection by Check Auto involves a standard procedure that covers more than 300 documented check points. The inspection process may be adjusted depending on different makes and models.

After each inspection, our system automatically generates a comprehensive, standardized Check Auto report. Each condition report includes extensive information on the exterior and interior of the car, structure and engine condition, among many other characteristics. Key inspection points are indexed and marked in the comprehensive inspection video, and consumers can easily navigate through the video by selecting the inspection points that they are most interested in.

In addition to data collected through our systems, we cooperate with a number of third-party data providers for supplemental data included in our Check Auto condition report, such as details on each car’s accident and repair history, insurance claims and ownership records.

As of December 31, 2019, we had obtained 16 patents in relation to vehicle inspection. Check Auto is also recognized and trusted by both consumers and businesses. For example, we have licensed the system to several top car manufacturers for their own car inspection needs.

Manhattan pricing engine

Our AI- and data-driven Manhattan pricing engine provides significant pricing insights based on specific car condition. We leverage our Manhattan pricing engine to evaluate the residual values of used cars, which lays a solid foundation for many of our core services. In addition, we also continue to optimize the accuracy of residual value estimates based on the latest used car transaction data gathered on our platform as well as external data, such as the latest selling price of related new cars. In our 2C business, we also rely on the output from the Manhattan pricing engine to help consumers assess whether the listing price is in line with its fair market value, in order to enable consumers to make informed buying decisions.

Our platform has aggregated a wealth of data on user behavior, car condition and information as well as related transactions, which empowers and continually improves the Manhattan pricing engine. In addition, our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 135,000 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database. We have also cumulatively listed and collected proprietary data on over 4 million used cars for sale on our 2C platform.

Lingxi intelligent recommendation system

Based on a plethora of data we have on user behavior and used car inventory, our AI-enabled Lingxi (灵犀) intelligent recommendation system makes personalized car recommendations to consumers on our platform by analyzing their preferences, making it easier for them to find the car of their choice. Lingxi can also adjust its recommendations in real time according to the change of user preferences as it receives user behavior data on a real-time basis. In addition, Lingxi is also embedded with the module of user categorization which reveals user preference on every feature for a car and allows Lingxi to predict user preference for certain features. Our Lingxi intelligent recommendation system serves as a significant foundation for our business operations.

Edison intelligent user profiling system

Our AI-powered Edison intelligent system helps our sales consultants and customer service personnel to better understand potential buyers and provide effective services to them. Edison effectively studies and predicts user preferences for specific car features, such as certain make and model, car color, engine and gearbox, and constantly adjusts its prediction by monitoring user behavior data on a real-time basis. In addition, Edison can provide our sales consultants with insights on which used car the consumer is likely to buy through a process of matching car features with the consumer’s profile.

Virtual reality-enabled car viewing system

To further enhance user experience, we introduced a virtual reality-enabled car view system in the second half of 2018, which comprises of VR filming studio, automatic shooting system and back-end system. The VR viewing system enables us to capture consistent and high-resolution panorama car images and display these images on our mobile app and website. Our virtual reality-enabled car viewing system enables consumers to inspect every detail of the car, such as small scratches and wheel parts, in high-resolution images and enables a smooth viewing experience.

Marketing and Brand Promotion

We focused our marketing efforts mainly on user acquisition in 2019. We have promoted our Uxin Used Car mobile app in various mobile application stores, such as Apple App Store and Xiaomi App Store. Our mobile apps are constantly ranked among the top in mobile app stores in online used car transaction category. We have also partnered with major search engines, auto vertical websites and apps as well as news feed apps to attract traffic to our platform. For example, we have entered into a strategic partnership with 58.com in May 2019, under which we have agreed to collaborate in the areas of traffic and inventory acquisition, used car inspection, big data analysis and SaaS development. As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS (Net Promoter Score) among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

Competition

We operate in a highly competitive online used car market in every aspect of our business. We face intense competition from other used car transaction platforms and may also face competition from online used car listing services. Competition with other used car transaction platforms is primarily centered on the quality of service and customer acquisition. We may also face competition in attracting used car inventory.

Seasonality and Cyclicality

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

Facilities

Our corporate headquarters are located in Beijing with office space of approximately 8,000 square meters as of December 31, 2019. We also have an office space of approximately 5,000 square meters in Xi’an mainly for our online customer service personnel and some of our product and technology personnel. We also have a total space of approximately 7,500 square meters in 32 cities for VR filming. In addition, we have local offices with an aggregate gross area of over 17,000 square meters for our 2C business in 102 cities. In 2019, we also had 7 regional transaction centers with an aggregate gross area of approximately 350,000 square meters for our 2B business across China. We lease all the facilities to conduct our business.

Intellectual Properties

Our intellectual property contributes to our competitive advantages among online used car transaction platforms in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of December 31, 2019, we had obtained 84 patents (of which 16 patents have been transferred and 16 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture),  and two patents have been exclusively licensed in 2020 as part of the Loan Facilitation Divestiture), 940 trademarks (of which 11 trademarks have been transferred, 10 trademarks have been non-exclusively licensed and 79 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 232 software copyrights (of which 25 software copyrights have been transferred and 16 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture, and 4 have been exclusively licensed in 2020 as part of the Loan Facilitation Divestiture), and 14 works copyrights (of which one works copyright has been transferred in whole, one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 168 domain names (of which www.youxinpai.com has been transferred and www.chake.net has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture) and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as amended in 2005, 2013 and 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations. Additionally, the registration for a PRC Company’s establishment, modification, and termination shall comply with the provision of Regulation of the People’s Republic of China on the Administration of Company Registration which was amended by the State Council on February 6, 2016, and information about investment activities of foreign investors shall be filed in accordance with the Measures of Information Reporting of Foreign Investment promulgated by the MOFCOM and the SAMR on December 30, 2019 and went into effect on January 1, 2020.

Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law and on December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, both of which went into effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the “investment activities” include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council shall publish or approve to publish a negative list stipulating the special management measures for the access of foreign investment in certain industries, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain conditions stipulated under the “negative list” for making investment in “restricted” industries. The currently effective “negative list” is the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 version), or the 2019 Negative List, jointly published by NDRC and the Ministry of Commerce on June 20, 2019 and went into effect on July 30, 2019. On December 26, 2019, the Supreme People’s Court published the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of the Foreign Investment Law of the People’s Republic of China, which went into effect on January, 1, 2020, pursuant to which the court shall rule in favor of the party claim the invalidity of the investment agreement with respect to foreign investment in the “restricted” industry under the “negative list” or foreign investment in the “restricted” industry under the “negative list” that fails to comply with the requirements unless necessary mitigating measures are taken before the ruling.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, the Wholly Foreign-Owned Enterprise Law of the PRC or the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC may maintain their current structure and corporate governance within five years after the implementing of the Foreign Investment Law.

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

On March 5, 2009, the Ministry of Industry and Information Technology, or the MIIT, issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures were later amended on July 3, 2017 and the amendment took effect on September 1, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services, or the VATS License. The license granted will set out the operation scope of the enterprise which details the permitted activities of such enterprise. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

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

On January 26, 2014, the SAMR, promulgated the Administrative Measures for Online Trading, which strengthen the protection of consumers and impose stringent requirements and obligations on online business operators and third-party online marketplace operators. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and retain relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on its marketplace platform.

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

The 2019 Negative List also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce, domestic multi-party communications services, store and forward services, and call center services business. In addition, the services for releasing information by the public through internet are listed as businesses that are prohibited for foreign investors under 2019 Negative List.

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

Regulations on Auction Business

On April 24, 2015, Auction Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress for the purpose of regulating and administrating the business operation of auction. Pursuant to the Auction Law, “auction” refers to a way of selling particular goods or property rights to the bidder who offers the highest price in the form of public bidding. According to the Measures for the Administration of the Circulation of Used Cars promulgated by the Ministry of Commerce and three other ministries on August 29, 2005 and amended on September 14, 2017, “used car auction” refers to the business activities whereby a used car auction enterprise transfers a used car to a bidder that offers the highest price through public bidding. According to The Specifications for Used Cars Transaction promulgated by the Ministry of Commerce on March 24, 2006, where an auction is conducted through the internet, the color photo of the car and information of auctioned car shall be published on internet. The publication period shall not be less than seven days. An enterprise engaging in activities of auction should undergo the review and approval procedure with relevant government authority and obtain the license for auction business. Any entity engaging in the auction business without the license may be subject to enforcement action, including orders issued by the relevant regulatory authorities to cease the auction business, confiscation of any illegal gains, or imposition of fines.

Regulations on the Circulation of Used Cars

On August 29, 2005, the Measures for the Administration of the Circulation of Used Cars, or the Used Cars Measures, were promulgated by the Ministry of Commerce, or the MOFCOM, the Ministry of Public Security, the SAMR, and the State Administration of Tax, or the SAT, for the purpose of intensifying the administration of the circulation of used cars, regulating the business operations of used cars, guaranteeing the legitimate interests and rights of both parties to transactions of used cars and promoting the sound development of the circulation of used cars. The Used Cars Measures stipulate that an archival filing system for the operators of used car markets and operators of used cars shall be established. The operators of used car markets and operators of used cars that have handled the registration in the administrative department of industry and commerce according to law and obtained the business license shall go to the administrative department of commerce at the provincial level for archival filing within 2 months as of obtaining their business license. The administrative department of commerce at the provincial level shall report the information on the archival filing of the operators of used car markets as well as operational subjects of used cars to the administrative department of commerce of the State Council on a periodic base. The Used Cars Measures further stipulate that (i) a business operator of a used car market, a retail enterprise and brokerage entity of used cars shall possess the qualification of an enterprise legal-person and shall complete the registration procedures with the administrative department of industry and commerce, and (ii) the establishment of an auction enterprise of used cars (including a foreign-funded auction enterprise of used cars) shall comply with the relevant provisions of the Auction Law of the People’s Republic of China and the Measures for the Administration of Auction, and shall be handled according to the procedures as prescribed by the Measures for the Administration of Auction, which means that an auction enterprise of used cars shall obtain an Approval License for Operation of Auction before it engages in auction of used cars. On March 24, 2006, the MOFCOM promulgated the Specifications for Used Car Trade, or the Specifications, which set forth detailed criteria and requirements for the purchase, sale, dealing, auction, evaluation, trading and post-sale services in respect of used car.

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

Regulations on Financing Guarantee

On August 2, 2017, the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Regulations, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies shall be subject to the approval by the competent government authority, and, among other things, shall meet the following requirements: (i) its shareholders shall have good credit standing and have no record of major illegal or improper act within the latest three years, (ii) the registered capital shall not be less than RMB20 million, and shall be the paid-in monetary capital. The competent government authorities of provinces, autonomous regions and municipalities directly under the Central Government may raise the required minimum registered capital. The Financing Guarantee Regulations further stipulated that balance amount of guarantee liability of a financing guarantee company shall not exceed 10 times of the amount of its net assets. The percentage of the balance amount of guarantee liability of a financing guarantee company for the same debtor to the net assets of the financing guarantee company shall not exceed 10%, and the balance amount of guarantee liability of a financing guarantee company for the same debtor and its related parties to the net assets of the financing guarantee company shall not exceed 15%. Moreover, a financing guarantee company shall not provide financing guarantee for its controlling shareholder and actual controlling party, and the conditions for provision of financing guarantee for related parties shall not be more favorable than that of the same type of guarantee for non-related parties.

On October 9, 2019, the China Banking and Insurance Regulatory Commission, or the CBIRC, together with several other governmental authorities, jointly issued the Circular on Issuing the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Circular 37. According to the Financing Guarantee Circular 37, automobile dealers and automobile sales service providers shall be prohibited from operating the automobile consumer loan guarantee business unless approved by the relevant regulatory authorities and shall established financing guarantee company in accordance with the Financing Guarantee Regulations if such business is needed. All existing auto loan guarantee business shall be properly settled by the service provider or dealt with by the authorities. The authorities shall intensify the crackdowns on the financing guarantee companies with illegal operation or those who committed serious infringement of consumer’s (and guaranteed person’s) rights and shall timely report such cases to the banks so as to work together to protect the legitimate rights and interests of the consumers. The Financing Guarantee Circular 37 also stipulates that, without prior approval, any institution which provides customer promotion, credit evaluation and other services for any lending institution shall be prohibited from providing financing guarantee services or doing so in a disguised form. Any entity operating the financing guarantee business without a financing guarantee business license shall be banned by the regulatory authorities.

Regulations on Motor Vehicle Maintenance

On June 24, 2005, the MOT promulgated the Administration of Motor Vehicle Maintenance, which was amended on August 8, 2015, April 19, 2016 and June 21, 2019, pursuant to which, a motor vehicle maintenance operator shall file with the local road transport administration for record after completing registration with the local SAMR in accordance with the law and shall operate business in accordance with the registered business scope. “Motor vehicle maintenance” refers to business activities of maintenance, repair and maintenance aids as carried out with maintaining or recovering the technical state and normal functions of motor vehicles, and extending the serving term thereof as operational tasks. The operational business of automobile maintenance is classified into operational business of Grades I, II and III in light of their operational items and serving capabilities. A maintenance operator of automobiles of Grade I and Grade II may undertake entire automobile repair, assembly repair, entire automobile maintenance, minor repair, maintenance aids, specific repair and the examination work after the completion of maintenance of corresponding vehicle types. A maintenance operator of automobiles of Grade III may undertake general minor repair and special repair, such as repair and maintenance of engines, vehicle bodies and electric systems. Anyone failing to carry out the filing for motor vehicle maintenance in accordance with the Motor Vehicles Maintenance or unlawfully engaging in the motor vehicle maintenance business shall be ordered to make rectification, and, in case of refusing to rectify, be subject to a fine of RMB5,000 to RMB20,000.

Regulations on Advertisement

The PRC government regulates advertising principally through the SAMR. The PRC Advertising Law, or the Advertising Law, as amended in April 2015 and on October 26, 2018, outlines the regulatory framework for the advertising industry. The Advertising Law stipulates that advertisements shall not contain any false or misleading content or defraud or mislead consumers. Any advertisement that defrauds or misleads consumers with any false or misleading content is considered a false advertisement. An advertiser shall be responsible for the veracity of contents of advertisement. Violation of these regulations may result in penalties calculated on the basis of advertising expenses.

Regulations on Online Consumer Finance and Debt Collection

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

In addition, according to the Circular 141, institutions or the engaged third party institutions shall not collect loan debts by methods of violence, intimidation, insult, defamation, or harassment. In case of violation, the regulatory authorities may, depending on the seriousness of the case, urge such institution to rectify by taking measures such as suspending its business, ordering it to make correction, circulating a notice of criticism, rejecting its filing or revoking its business qualification. In case where malicious fraud or violent debt collection or other serious illegal conducts were suspected, such cases shall be promptly transferred to the Ministry of Public Security and may subject to criminal liability.

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

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000 (US$71,821).

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in August 23, 1982 and subsequently amended in February 22, 1993, October 27, 2001, August 30, 2013 and November 1, 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in August 3, 2002 and amended on April 29, 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. Trademark license agreements must be filed with the Trademark Office for record. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the PRC Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection or cancellation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise revoked. Trademark license agreements should be filed with the Trademark Office or its regional offices.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000 and December 27, 2008. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had been issued 84 patents in the PRC.

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are allowed to provide cross-border loans not only to their offshore subsidiaries, but also to their offshore parents and affiliates. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended on October 10, 2018 and December 30, 2019, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, which took effect on June 1, 2015 and amended on December 30, 2019. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

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

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law and the Foreign Investment Law. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

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

Regulations on Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration authorities. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

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

Regulations on Unfair Competition

On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China, or the Anti-Unfair Competition Law, which became effective on April 23, 2019.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report on Form 20-F:

(1)         Youhan operated the website and mobile app for our 2B business prior to the divestiture of 2B business to 58.com and held various licenses for our subsidiaries.

(2)         Shareholders of Youxin Hulian are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9923% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0077% of the equity interest in Youxin Hulian.

(3)         Shareholders of Yishouche are Mr. Kun Dai, our CEO and Beijing Min Si Lian Hua Investment Management Co., Ltd., an affiliate of our shareholder, Redrock Holding Investments Limited. Mr. Kun Dai holds 99.9999% and Beijing Min Si Lian Hua Investment Management Co., Ltd. holds 0.0001% of the equity interest in Yishouche. We have been conducting our 2C business through our VIE Yishouche and our WFOE Yougu.

Contractual Agreements with the VIEs and Their Respective Shareholders

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, in the past we primarily conducted our business through our VIE, Youxin Hulian. In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating e-commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible PRC subsidiaries Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and since then they have been operating our main online businesses instead of our VIEs, Youxin Hulian and Yishouche. Currently, Youxin Hulian and Yishouche hold valid ICP licenses.

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

The following is a summary of the currently effective contractual arrangements (i) by and among Youxinpai (one of our WFOEs), Youxin Hulian (one of our VIEs) and Youxin Hulian’s shareholders and (ii) by and among Yougu (one of our WFOEs), Yishouche (one of our VIEs) and Yishouche’s shareholders.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Youxin Hulian

Exclusive Option Agreement.  Pursuant to the exclusive option agreements, each shareholder of Youxin Hulian has irrevocably granted Youxinpai an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Youxin Hulian. The purchase price shall be RMB10 (US$1.4) or the minimum price required by PRC law. If Youxinpai exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without Youxinpai’s prior written consent, Youxin Hulian shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$71,821) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Youxin Hulian has agreed that, without Youxinpai’s prior written consent, he or she will not dispose of his or her equity interests in Youxin Hulian or create or allow any encumbrance on their equity interests. Moreover, without Youxinpai’s prior written consent, no dividend will be distributed to Youxin Hulian’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxinpai or its designated person(s). These agreements will remain effective until all equity interests of Youxin Hulian held by its shareholder and all of the assets of Youxin Hulian have been transferred or assigned to Youxinpai or its designated person(s).

Loan Agreement.  Pursuant to the loan agreement between Youxinpai and Mr. Kun Dai shareholder of Youxin Hulian, dated November 23, 2016, Youxinpai made loans in an aggregate amount of RMB96.0 million (US$13.8 million) to Mr. Kun Dai solely for the capitalization of Youxin Hulian. Pursuant to the loan agreement, Youxinpai may at its sole discretion request the borrower to repay the loan by the sale of all his equity interest in Youxin Hulian to Youxinpai or its designated person(s) pursuant to the exclusive option agreement. Mr. Kun Dai must pay all of the proceeds from sale of such equity interests to Youxinpai. In the event the borrower sells his equity interests to Youxinpai or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Youxinpai as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Youxin Hulian and Youxinpai elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

Agreements that Provide Us with the Option to Purchase the Equity Interest in Yishouche

Exclusive Option Agreements.  Pursuant to the exclusive option agreements, each shareholder of Yishouche has irrevocably granted Yougu an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yishouche. The purchase price shall be RMB10 (US$1.4) or the minimum price required by PRC law. Without Yougu’s prior written consent, Yishouche shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$71,821), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$71,821) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yishouche have agreed that, without Yougu’s prior written consent, they will not dispose of their equity interests in Yishouche or create or allow any encumbrance on their equity interests. Moreover, without Yougu’s prior written consent, no dividend will be distributed to Yishouche’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Yougu or its designated person(s). These agreements will remain effective until all equity interests of Yishouche held by its shareholders and all of the assets of Yishouche have been transferred or assigned to Yougu or its designated person(s).

In the opinion of JunHe LLP, our PRC counsel:

•                  the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

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

D.                                    Property, Plant and Equipment

Our corporate headquarters are located in Beijing with office space of approximately 8,000 square meters as of December 31, 2019. We also have an office space of approximately 5,000 square meters in Xi’an mainly for our online customer service personnel and some of our product and technology personnel. We also have a total space of approximately 7,500 square meters in 32 cities for VR filming. In addition, we have local offices with an aggregate gross area of over 17,000 square meters for our 2C business in 102 cities. In 2019, we also had 7 regional transaction centers with an aggregate gross area of approximately 350,000 square meters for our 2B business across China. We lease all the facilities to conduct our business.

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

In July 2019, September 2019 and April 2020, we entered into a binding term sheet, definitive agreements and supplemental agreements (the “Loan facilitation transaction agreements”), respectively, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. Pursuant to the Loan facilitation transaction agreements, we have divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the divestiture. As a result, net assets related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements were closed upon the signing of the supplemental agreements in April 2019.

In addition, we have entered into definitive agreements with Boche in January 2020 to divest our salvage car related business. Assets and liabilities associated with the divestiture of salvage car related business were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019, while results of operations related to the divested business were not presented as discontinued operations due to its insignificance to our overall business. The transaction with Boche closed in January 2020.

In March 2020, we entered into definitive agreements with 58.com to divest our 2B business. Assets and liabilities associated with the divestiture of 2B business were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com closed in April 2020.

Unless indicated otherwise, the discussion of our financial data in this Item 5 and throughout this annual report relates to continuing operations only.

A.                                    Operating Results

Overview

We are a leading national online used car dealer in China. Through our 2C business — Uxin Used Car, we provide consumers with a one-stop online used-car-buying experience, including access to a nationwide selection of used cars and various car-related value-added products and services, as well as a full suite of supporting services to fulfill these online used car transactions. Historically, we also operated 2B business — Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction, which has been divested to 58.com pursuant to definitive agreements we entered into in March 2020. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Our 2C business currently generates revenues from (i) commission fee in relation to assisting consumers buying our inspected and certified used cars directly online and providing relevant fulfillment services, such as logistics and delivery, title transfers and vehicle registration, which equals to a certain percentage of final car sales price and (ii) value-added service fee in relation to the additional services provided to consumers, for example, we help consumers select and apply for customized auto financing options that are provided by our financing partners, assist them purchasing suitable insurance policies that are provided by insurance companies, and provide well-rounded warranty programs. Prior to the divestiture of our loan facilitation related business to Golden Pacer as first announced in July 2019, our 2C business generated revenues from the transaction facilitation and loan facilitation services we provided to car buyers. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” In addition, prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

Since we shifted our focus to 2C online used car transactions, we have witnessed a significant growth of our business. After taking into consideration the effect of the divestiture of loan facilitation related business described above, in 2019, we facilitated 97,100 online used car transactions for our 2C business, representing a 153.8% increse from 2018, and the total GMV for our 2C business reached RMB11.3 billion (US$1.6 billion) in 2019, representing 155.3% increase from 2018. Our total revenues increased significantly by 140.9% from RMB659.1 million in 2018 to RMB1,588.0 million (US$228.1 million) in 2019. Our net loss from continuing operations was RMB1,327.7 million (US$190.7 million) in 2019, compared to a net loss of RMB1,351.8 million in 2018.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online used car transaction industry, which include:

•                  China’s overall economic growth and level of per capita disposable income;

•                  outbreaks of COVID-19 or any other serious contagious diseases;

•                  changes in the supply and demand for used cars, and changes in geographic distribution of cars;

•                  consumers and dealers’ acceptance of the online used car transaction model; and

•                  regulations and policies affecting the used car industry and consumer auto finance industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

While the duration of the current COVID-19 pandemic and its disruption to our business and related financial impacts cannot be accurately estimated at this time, we expect that our financial condition, results of operations, and cash flows for the first half of 2020 will be materially and adversely affected with potential continuing impacts on subsequent periods. In particular, our business operations during the first quarter of 2020 have been materially and adversely affected as a result of the closure of used car markets and dealerships, the significant disruptions to the logistics and delivery of used cars, and barriers to title transfers, among others. In addition, borrowers’ ability or willingness to repay their auto loans has also been negatively affected by general economic downturns. As the impact of the pandemic will be fully considered in the credit loss assessment under the new accounting standards effective on January 1, 2020, we will provide a significant provision for credit losses and losses from guarantee liabilities for the first quarter of 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer.

We will continue to monitor and evaluate the impact of the COVID-19 pandemic on our financial condition, results of operations, and cash flows for the first half of 2020 and subsequent periods. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry— The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.”

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s online used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume on our platform

We operate our business as a leading national online used car dealer in China, which is supported by a nationwide service network and our online used car transaction fulfillment capabilities. Our ability to continue to increase our transaction volume and GMV affects the growth of our business and our revenues. As we continued to shift our focus to 2C online used car transactions since we launched this business in early 2018, the total number of online used car transactions completed through our 2C business increased by 153.8% from 38,264 in 2018 to 97,100 in 2019, and our total 2C GMV grew by 155.3% from RMB4.4 billion in 2018 to RMB11.3 billion (US$1.6 billion) in 2019. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform. Our ability to increase transaction volume depends on, among other things, our ability to continually improve the service and user experience that we offer, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

Ability to capture more service opportunities and increase take rate

Our comprehensive coverage of a customer’s entire buying journey positions us well to provide a variety of services to customers. Through our 2C business, in addition to enabling consumers buy used cars online from our platform, we also provide a comprehensive suite of other services to our customers that include various car-related value-added products and services, such as referrals of auto financing options and insurance products, as well as a full suite of supporting services to fulfill these online used car transactions. By offering these services, we generate more revenues and increase our overall take rate from the transactions. We will continue to strengthen our services and provide more value-added products and services from time to time to capture additional opportunities.

By providing a variety of services, we were able to achieve an average total 2C take rate of 8.4% in 2018 and 12.0% in 2019, as measured by the total revenue from 2C business divided by our total 2C GMV. Our ability to maintain or increase fees charged for our services and provide more services affects our take rate and financial performance.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. In addition to our own sales team, we have also worked with third-party agents to enlarge our sales force efficiently across China. We currently have a nationwide service network of over 1,100 service centers operated by our local agents. As our business grows, we expect to achieve greater operating leverage, improve the efficiency and utilization of our personnel, and obtain more favorable terms from our business partners.

Marketing is critical to our business. Given the relatively low online penetration rate for the used car market in China, we need to educate the market about the benefits of buying used cars online and to raise our brand awareness. We also need to invest to acquire user traffic from different online channels. As a result, sales and marketing expenses have historically represented a substantial majority of our total operating expenses, amounting to 225.9% and 74.6% of our total revenues in 2018 and 2019, respectively. Our ability to lower our sales and marketing expenses as a percentage of total revenues depends on our ability to improve sales and marketing efficiency, including through increasing sales productivity, optimizing our traffic acquisition channels and improving traffic-to-sales conversion, as well as leveraging our brand value and word-of-mouth referrals. We may also continue to increase our sales and marketing expenses in absolute amounts in order to further expand our business across China as well as acquire customers and raise our brand awareness.

Selected Statements of Operations Items

Revenues

We derive our revenues from our 2C and other businesses. Prior to the divesture of our 2B business in April 2020, we also generated revenues from 2B business, which was presented as discontinued operations. The following table presents our revenues by category, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

	Years Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
To consumers (“2C”)	—	—	369,640	56.1	1,347,408	193,543	84.8
- Commission revenue	—	—	203,158	30.8	711,362	102,181	44.8
- Value-added service revenue	—	—	166,482	25.3	636,046	91,362	40.0
Others	309,133	100.0	289,450	43.9	240,623	34,563	15.2
Total revenues	309,133	100.0	659,090	100.0	1,588,031	228,106	100.0

2C business

Our 2C business currently generates revenues from commission and value-added services. For each used car sold through our 2C business, we charge a commission fee equivalent to a certain percentage of final car sales price. The commission fee is for services provided through our platform in enabling consumers to buy the car of choice online from our nationwide selection of inspected and certified used cars, and fulfilling these online transactions, such as car delivery, title transfers and vehicle registration. We generate value-added service revenue from value-added service fee, which is charged for the additional services provided to consumers for their online used car purchase, for example, we help consumers select and apply for customized auto financing options, assist them purchasing suitable insurance policies, and provide well-rounded warranty programs.

Prior to the Loan Facilitation Divestiture, we also generated loan facilitation revenue from the consumer auto loans facilitated on our platform. As a result of the divestiture, we are relieved of the guarantee obligations in relation to the historically-facilitated loans associated with XW Bank. Immediately prior to the divestiture, the remaining outstanding balance of the historically-facilitated loans for XW Bank was RMB17.0 billion (US$2.4 billion). In accordance with the applicable accounting standards, net assets of RMB827.7 million (US$118.9 million) related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019 as the divestiture of such assets and liabilities was a pre-condition of the transaction. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss.

Prior to the Loan Facilitation Divestiture, for each used car sold through our intra-regional 2C business with financing solutions and each used car sold through our cross-regional 2C business with or without financing solutions, we charged a transaction facilitation service fee to the consumer that equaled to the higher of a certain percentage of the price of the car and a minimum fee. Prior to the second half of 2018, we used to charge transaction facilitation service fees to car dealers for each used car sold through our intra-regional 2C business without financing solutions. Starting in the second half of 2018, to further facilitate our market expansion, we gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. The transaction facilitation service fee was for services provided through our platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. We recognized transaction facilitation revenue when the service was rendered, except that the revenue relating to warranty services was deferred and recognized over the warranty period, which was typically one year. In 2019, we discontinued charging transaction facilitation service fees for intra-regional transactions without financing solutions. Thus, service fees have not been charged to the car dealers at all since then.

Others

Our other revenues mainly include commission from salvage cars sales and interest income from financial leases. Prior to the divestiture of our salvage car business in January 2020, we generated revenue from our salvage car business primarily by charging the buyers a commission.

Cost of Revenues

Cost of revenues primarily consists of salaries and benefits for personnel involved in car inspection, quality control, customer service and after-sales service, fulfillment costs related to logistics and delivery as well as title transfers and vehicle registration, cost of GPS tracking devices, and cost of warranty services. We expect that our cost of revenues will increase in absolute dollar amounts as we continue to expand our business.

Operating Expenses

Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) research and development expenses, and (iii) general and administrative expenses.

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, customer acquisition expenses and branding expenses. Customer acquisition expenses primarily include online traffic acquisition costs. Branding expenses primarily include brand advertising costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we plan to engage in effective sales and marketing activities to further attract new customers and grow our businesses.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and IT infrastructure services-related expenses. We expect our research and development expenses will increase in absolute dollar amounts in the foreseeable future as we continue to invest in technology to attract customers and enhance customer experience.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits as well as share-based compensation for our management and administration employees involved in general corporate functions, office rental expenses, and professional service fees. We expect that our general and administrative expenses will increase as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations as a public company.

Fair value change of derivative liabilities

The fair value change of derivative liabilities is primarily related to bifurcated conversion features of our preferred shares, and to a lesser extent, related to the bifurcated share swap feature and redemption feature of our redeemable non-controlling interests. Upon the completion of our initial public offering, all of our preferred shares were converted into Class A ordinary shares on a one-for-one basis, and as such the derivative liabilities related to the bifurcated conversion features of our preferred shares became shareholders’ equity.

Discontinued operations

Discontinued operations relate to our historical loan facilitation related business which was divested to Golden Pacer, and 2B business which was divested to 58.com. Our salvage car related business divested to Boche was not presented as discontinued operations as it did not meet the criteria for discontinued operation under ASC205-20. See “Item 4. Information on the Company— A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2017, 2018 and 2019.

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

	For the Year Ended December 31
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
Revenues:
To consumers (“2C”)
- Commission revenue	—	—	203,158	30.8	711,362	102,181	44.8
- Value-added service revenue	—	—	166,482	25.3	636,046	91,362	40.0
Others	309,133	100.0	289,450	43.9	240,623	34,563	15.2
Total revenues	309,133	100.0	659,090	100.0	1,588,031	228,106	100.0
Cost of revenues(!)	(92,735)	(30.0)	(418,852)	(63.6)	(689,292)	(99,011)	(43.4)
Gross Profit	216,398	70.0	240,238	36.4	898,739	129,096	56.6
Operating expenses:
Sales and marketing(1)	(179,328)	(58.0)	(1,488,699)	(225.9)	(1,184,997)	(170,214)	(74.6)
Research and development(1)	—	—	(124,513)	(18.9)	(140,006)	(20,111)	(8.8)
General and administrative(1)	(389,072)	(125.9)	(1,070,419)	(162.4)	(402,040)	(57,749)	(25.3)
Gains/(losses) from guarantee liabilities(2)	1,840	0.6	(4,414)	(0.7)	(194,385)	(27,922)	(12.2)
Provision for credit losses	(38,075)	(12.3)	(40,626)	(6.2)	(271,372)	(38,980)	(17.1)
Total operating expenses	(604,635)	(195.6)	(2,728,671)	(414.0)	(2,192,800)	(314,976)	(138.1)
Other operating income	—	—	—	—	1,925	277	0.1
Loss from continuing operations	(388,237)	(125.6)	(2,488,433)	(377.6)	(1,292,136)	(185,604)	(81.4)
Interest income	2,234	0.7	24,554	3.7	14,958	2,149	0.9
Interest expense	(199)	(0.1)	(63,880)	(9.7)	(112,587)	(16,172)	(7.1)
Other income	4,248	1.4	23,721	3.6	71,142	10,219	4.5
Other expenses	(3,808)	(1.2)	(25,568)	(3.9)	(36,569)	(5,253)	(2.3)
Foreign exchange (losses)/gains	(627)	(0.2)	(8,232)	(1.2)	4,247	610	0.3
Fair value change of derivative liabilities	(885,821)	(286.6)	1,185,090	179.8	—	—	—
Gain from disposal of investment, net	—	—	—	—	28,257	4,059	1.8
Impairment of long-term investment	—	—	—	—	(37,775)	(5,426)	(2.4)
Loss from continuing operations before income tax expense	(1,272,210)	(411.5)	(1,352,748)	(205.2)	(1,360,463)	(195,418)	(85.7)
Income (tax expense)/credit	(211)	(0.1)	(1,644)	(0.2)	2,554	367	0.2
Equity in income of affiliates	3,597	1.2	2,631	0.4	30,231	4,342	1.9
Net loss from continuing operations, net of tax	(1,268,824)	(410.4)	(1,351,761)	(205.1)	(1,327,678)	(190,709)	(83.6)

(1)         Share-based compensation in the amount of RMB165.9 million, RMB1,052.0 million and RMB100.3 million (US$14.4 million) in 2017, 2018 and 2019, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

(2)   The following table sets forth the notional balance of our guarantee obligation by loan-to-value categories as of December 31, 2019:

	Loan-to-value ratio
	90%	80%	70%	50%
Outstanding loan balance as of December 31, 2019 (RMB in thousands)	3,138,931	202,362	11,387,397	799,431

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 140.9% from RMB659.1 million in 2018 to RMB1,588.0 million (US$228.1 million) in 2019.

2C business.  Revenues of our 2C business increased significantly by 264.5% from RMB369.6 million in 2018 to RMB1,347.4 million (US$193.5 million) in 2019 , which was primarily attributable to increases in 2C transaction volume, GMV and the take rate of our 2C business. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 8.4% and 12.0% in 2018 and 2019, respectively.

•                  Commission revenue.  The commission revenue increased significantly by 250.2% from RMB203.2 million in 2018 to RMB711.4 million (US$102.2 million) in 2019, primarily due to increases in transaction volume, GMV and commission rate. The number of 2C online used cars transactions increased by 153.8% from 38,264 units in 2018 to 97,100 units in 2019, and the corresponding GMV increased by 155.3% from RMB4.4 billion to RMB11.3 billion (US$1.6 billion) during the same period. Our unique value proposition to consumers along with an improved user experience and higher pricing power contributed to the increase in our commission rate from 4.6% in 2018 to 6.3% in 2019.

•                  Value-added service revenue.  Our value-added service revenue increased significantly by 282.1% from RMB166.5 million in 2018 to RMB636.0 million (US$91.4 million) in 2019, primarily driven by increases in transaction volume, GMV and VAS take rate. Our VAS take rate increased to 5.6% in 2019 from 3.8% in 2018, primarily driven by higher pricing power as a result of our increasingly optimized and diversified services.

Others.  Our other revenues was RMB240.6 million (US$34.6 million) in 2019, compared to RMB289.5 million in 2018.

Cost of revenues

Our cost of revenues increased by 64.6% from RMB418.9 million in 2018 to RMB689.3 million (US$99.0 million) in 2019, primarily as a result of an increase from RMB71.0 million in 2018 to RMB207.8 million (US$29.8 million) in 2019 in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service, as well as an increase in fulfilment cost driven by an increase in the transaction volume.

Gross profit

As a result of the foregoing, our total gross profit increased by 274.1% from RMB240.2 million in 2018 to RM898.7 million (US$129.1 million) in 2019. Our gross profit margin increased from 36.4% in 2018 to 56.6% in 2019.

Sales and marketing expenses

Our sales and marketing expenses decreased by 20.4% from RMB1,488.7 million in 2018 to RMB1,185.0 million (US$170.2 million) in 2019 as a result of our continuous efforts in enhancing operating efficiency.

Research and development expenses

Our research and development expenses increased by 12.4% from RMB124.5 million in 2018 to RMB140.0 million (US$20.1 million) in 2019, primarily attributable to an increase from RMB78.6 million in 2018 to RMB105.8 million (US$15.2 million) in 2019 in salaries and benefits for employees engaged in research and development as a result of our continued efforts to strengthen our AI and other technological capabilities.

General and administrative expenses

Our general and administrative expenses decreased by 62.4% from RMB1,070.4 million in 2018 to RMB402.0 million (US$57.7 million) in 2019, primarily attributable to a decrease in share-based compensation expenses.

Losses from guarantee liabilities

Our losses from guarantee liabilities increased from RMB4.4 million in 2018 to RMB194.4 million (US$27.9 million) in 2019, which resulted from the guarantee obligations associated with the remaining portion of our historically-facilitated loans that were not transferred to Golden Pacer, as well as the adversely-affected performance of the aforementioned loans which was impacted by a series of lending and debt collection-related regulations promulgated in the fourth quarter of 2019.

Provision for credit losses

Our provision for credit losses increased from RMB40.6 million in 2018 to RMB271.4 million (US$39.0 million) in 2019 as a result of the adversely-affected performance of our financial assets and impact from a series of lending and debt collection-related regulations promulgated in the fourth quarter of 2019, mainly including loans recognized as result of payment under the guarantee and financial lease receivables.

Interest income

We had interest income of RMB24.6 million in 2018 and RMB15.0 million (US$2.1 million) in 2019.

Interest expenses

We had interest expense of RMB63.9 million in 2018 and RMB112.6 million (US$16.2 million) in 2019. The increase in interest expense was mainly attributable to an increase in our borrowings and convertible notes. Since we recognize the deposits of interest at present value, the gap between actual amount of disbursement and book value of deposits of interests is recognized as interest expense.

Other income

Other income increased from RMB23.7 million in 2018 to RMB71.1 million (US$10.2 million) in 2019.

Other expenses

Other expenses increased from RMB25.6 million in 2018 to RMB36.6 million (US$5.3 million) in 2019.

Foreign exchange gains/(losses)

We had foreign exchange gains of RMB4.2 million (US$0.6 million) in 2019, compared to foreign exchange losses of RMB8.2 million in 2018.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was nil in 2019, compared to a gain of RMB1,185.1 million in 2018. The impact of derivative liabilities is no longer exist as the preferred shares were converted into ordinary shares at the time of IPO.

Gain from disposal of investment, net

Our gain from disposal of investment was RMB28.3 million (US$4.1 million) in 2019, compared to nil in 2018. Gain from disposal of investment in 2019 was primarily attributable to our disposal of our equity investments in a technology company focusing on pilotless automobile systems.

Impairment of long-term investment

Impairment of long-term investment was RMB37.8 million (US$5.4 million) in 2019, compared to nil in 2018. The increase in impairment of long-term investment was primarily attributable to our equity investment in a technology company which incurred continuous losses starting from 2019 and began to liquidate its business in June 2019.

Income tax credit/expense

We had income tax credit of RMB2.6 million (US$0.4 million) in 2019, compared to a tax expense of RMB1.6 million in 2018.

Equity in income of affiliates

Equity in income of affiliates increased from RMB2.6 million in 2018 to RMB30.2 million (US$4.3 million), primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB1,351.8 million in 2018 to RMB1,327.7 million (US$190.7 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

To facilitate the comparison of our operating results in 2017 and 2018, the financial results of our Divested Businesses in 2017 and 2018 are presented on the same basis as in 2019.

Revenues

Our revenues increased by 113.2% from RMB309.1 million in 2017 to RMB659.1 million in 2018.

2C business.  Revenues of our 2C business increased from nil in 2017 to RMB369.6 million in 2018. We launched our 2C online used car transaction business in early 2018, which was previously referred to as “2C cross-regional business” and is currently the sole component of our 2C business.

•                  Commission revenue.  The commission revenue increased from nil in 2017 to RMB203.2 million in 2018.

•                  Value-added service revenue.  Our value-added service revenue increased from nil in 2017 to RMB166.5 million in 2018.

Others.  Our other revenues decreased by 6.4% from RMB309.1 million in 2017 to RMB289.5 million in 2018.

Cost of revenues

Our cost of revenues increased by 351.7% from RMB92.7 million in 2017 to RMB418.9 million in 2018, primarily as a result of an increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service, an increase in fulfilment cost driven by an increase in the transaction volume.

Gross profit

As a result of the foregoing, our total gross profit increased by 11.0% from RMB216.4 million in 2017 to RMB240.2 million in 2018.

Sales and marketing expenses

Our sales and marketing expenses increased by 730.2% from RMB179.3 million in 2017 to RMB1,488.7 million in 2018.

Research and development expenses

Our research and development expenses increased from nil in 2017 to RMB124.5 million in 2018.

General and administrative expenses

Our general and administrative expenses increased by 175.1% from RMB389.1 million in 2017 to RMB1,070.4 million in 2018.

Losses/gains from guarantee liabilities

We recorded losses from guarantee liabilities of RMB4.4 million in 2018, compared to gains from guarantee liabilities of RMB1.8 million in 2017. The change was primarily due to the increased delinquency rate.

Interest income

We had interest income of RMB2.2 million in 2017 and RMB24.6 million in 2018.

Interest expense

We had interest expense of RMB0.2 million in 2017 and RMB63.9 million in 2018, attributable to an increase in our borrowings and convertible notes. Since we recognize the deposits of interest at present value, the gap between actual amount of disbursement and book value of deposits of interests is recognized as interest expense.

Other income

Other income increased from RMB4.2 million in 2017 to RMB23.7 million in 2018.

Other expenses

Other expenses increased from RMB3.8 million in 2017 to RMB25.6 million in 2018.

Foreign exchange losses

We had foreign exchange losses of RMB0.6 million and RMB8.2 million in 2017 and 2018, respectively. The change was primarily attributable to the appreciation of U.S. dollars against RMB in 2018.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was a gain of RMB1,185.1 million in 2018, compared to a loss of RMB885.8 million in 2017. The increase in value between 2017 and 2018 was primarily due to a decrease in the value of our company.

Income tax expense

We had income tax expense of RMB0.2 million and RMB1.6 million in 2017 and 2018, respectively, primarily resulting from the net taxable income position of certain operating entities in the PRC.

Equity in income of affiliates

Equity in income of affiliates decreased from RMB3.6 million in 2017 to RMB2.6 million in 2018. The balance in 2017 was primarily attributable to the investment income recognized from revaluation of the previously held equity interest in Chefang and Baogu upon our acquisitions of the two entities in 2017.

Net loss from continuing operations, net of tax

As a result of the foregoing, we had net losses from continuing operations of RMB1,268.8 million and RMB1,351.8 million in 2017 and 2018, respectively.

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

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, we have been conducting our online auction platforms through VIEs. In 2015, the restrictions on foreign-owned shareholding percentage in online data processing and transaction processing (operating E-commerce) business in China was partially removed. Therefore, certain of our eligible WFOEs have applied for and obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating E-commerce). As a result, certain of our WFOEs have been operating our main online platforms instead of our VIEs since then. Our VIEs mainly conduct other online platforms to provide internet information services and they are holding some of our intellectual properties as well. Revenues from VIEs accounted for approximately 12.5%, 10.2% and 4.6% of our total revenues in the years ended December 31, 2017, 2018 and 2019.

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

Revenue recognition

We primarily engage in used car business as a leading national online used car dealer through our mobile app — Uxin Used Car and website — www.xin.com, providing consumers with a nationwide selection of used and various car-related value-added products and services. Prior to the divestiture of our 2B business, we also operated the mobile app — Uxin Auction and website — www.youxinpai.com to facilitate transactions between business customers via online auction service. Revenue principally represents 2C commission revenue and value-added service revenue as well as other revenue. 2B transaction facilitation revenue is currently recognized as discontinued.

We adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

To achieve that core principle, an entity should apply five steps defined under Topic 606. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. We considered appropriate method to allocate the transaction price to each performance obligation based on the relative standalone selling prices of the services being provided. In estimating the standalone selling price for the services that are not directly observable, we considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, we consider selling prices of similar services. Revenue is recognized upon transfer of control of promised goods or services to a customer.

From time to time, we provide incentives to consumers. These incentives are given in the form of discount coupon to consumers, and are applied to the same transaction. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net off cash incentives and value-added-tax collected from customers.

Online used car transaction services (2C Business)

Our online platform and offline infrastructure enable consumers to buy used cars online via our online used car transaction services. Our online used car transaction services help individual consumers complete their purchases of cars without having to physically inspect the cars on-site, in particular when the consumers are located in different cities from where the cars are. Our offline infrastructure provides consumers with vehicle inspection, payment and settlement, fulfilment services (including logistics and delivery, title transfers and vehicle registration), and warranty services. We have identified two types of services — commission-related services and value-added services. We recognize commission revenue and value-added service revenue upon the closing of car sales, except that the revenue relating to warranty services is deferred and recognized over the warranty period as we stand ready to perform the service during that period, which is typically 6 months or one year.

Others

Other revenue mainly comprises of revenues from commission from salvage car sales and interest income from financial leases, etc.

We continue to provide loans through our Easy Loan program to selected dealers in the form of financial lease agreements to help finance their inventory. In the third quarter of 2018, we started to provide funds in the form of financial lease agreements to selected borrowers in addition to facilitating loans for the purchase of cars. In these arrangements, we are considered the loan originator and hold such loans on our balance sheet. We generate interest income from these arrangements. Interest income is recognized over the financial lease period, taking into account of the principal outstanding and the effective interest rate over the period to maturity.

Remaining performance obligations

Revenue allocated to remaining performance obligations represent deferred revenue that has not yet been recognized. As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB31.3 million (US$4.5 million). We expect to recognize approximately 100% of this revenue over the next 12 months.

Financial lease receivables

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements.

We provide short-term inventory financing to certain selected car dealers. Those car dealers can apply and obtain loans through the Easy Loan program. We provide funding to the dealer and may in turn obtain financing from one of our financing partners to fund the Easy Loan program. In order to fund the Easy Loan program, we and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made in direct connection to the financial lease contracts entered into between us and the dealers for the underlying cars. Accordingly, we are considered as the primary obligor in the lending relationship and therefore record the liabilities to the third-party financing partner on our consolidated balance sheets. Consequently, we consider that the financial lease receivables generated from financial lease contracts with car dealers are not settled or extinguished. Therefore, we continue to account for the financial lease receivables on our consolidated balance sheets.

We started to cooperate with third-party financing partners in September 2015. Before September 2015, we entered into finance lease arrangements with consumers who needed financing in the car purchases. In the third quarter of 2018, we started to provide funds in the form of financial lease agreements to selected borrowers in addition to facilitating loans for the purchase of cars.

Financial lease receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when we have determined the balance is impaired.

Goodwill

In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. We estimate the total fair value of the reporting unit using discounted cash flow analysis, and make assumptions regarding future revenue, gross margins, working capital levels, tax and cash flows of the reporting unit. As of December 31, 2019, there was no event or any circumstance that we identified, which indicates that the fair value of our reporting unit was substantially lower than the respective carrying value.

In 2017, we acquired Chefang and Baogu and have consolidated their financial results in our consolidated financial statements since the respective dates of acquisitions. As of December 31, 2019, we recorded goodwill in the amount of RMB4.1 million (US$0.6 million) and RMB4.2 million (US$0.6 million) for Chefang and Baogu, respectively. As there were no identifiable intangible assets from the acquisitions of Chefang and Baogu, the goodwill is not amortized but is tested for impairment in accordance with ASC350. In 2018, RMB3.7 million of goodwill impairment loss was recorded for Chefang.

In 2018, we acquired Zhejiang Dongwang Internet Technology Co., Ltd., or Dongwang, and have consolidated its financial results in our consolidated financial statements since the date of acquisition. As of December 31, 2019, we recorded goodwill in the amount of RMB38.2 million (US$5.5 million) and reclassified as held-for-sale assets due to the divestiture of our salvage car business. There were identifiable intangible assets from the acquisition of Dongwang. Those intangible assets were recognized and measured at fair value upon acquisition and amortized over five years. Goodwill is not amortized but is tested for impairment in accordance with ASC350.

Share-based compensation

We follow ASC 718 to determine whether a share option or a restricted share unit should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees and directors classified as equity awards are recognized in the financial statements based on their grant-date fair values which are calculated using an option pricing model. We classify the share-based awards granted to employees as equity awards, and have elected to recognize compensation expense relating to the share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

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

In February 2018, we adopted the Amended and Restated Plan, which was later amended and renamed as the 2018 Second Amended and Restated Share Incentive Plan (the “Amended and Restated Plan”). Under the Amended and Restated Plan, the maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards granted under the Amended and Restated Plan is 102,040,053.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share, up to US$3.00 per ordinary share, to $1.03 per share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the consolidated statements of comprehensive loss during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

Options

We granted 12,819,330, 25,224,000 and 4,247,500 options to our employees, with a weighted average exercise price of US$2.13, US$2.90 and US$1.36, for the years ended December 31, 2017, 2018 and 2019. No options granted to employees were exercisable as of December 31 2017, whereas 18,659,232 and 19,698,819  options were exercisable as of December 31, 2018 and 2019, respectively. 9,800,000, 7,300,000 and 10,570,575  options granted to key management became exercisable as of December 31, 2017, 2018 and 2019, respectively.

Under the Amended and Restated Plan, employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his or her option grants at the end of each year of completed service.

As of December 31, 2019, the fair value of vested and nonvested options granted to employees and management amounted to RMB104.0 million (US$14.9 million) and RMB34.2 million (US$4.9 million), respectively, and a share-based compensation expense of RMB100.3 million (US$14.4 million) was recognized for the vested options.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.            Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB1,834.2 million, RMB2,281.3 million and RMB1,194.1 million (US$171.5 million) in 2017, 2018 and 2019, respectively. Discussions of our cash flows and working capital in this Item 5.B. relate to both discontinued and continuing operations. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

•                  In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.

•                  In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each beared an interest rate of 6% and 6.5% per annum.  The convertible notes became due and were paid in June 2019.

•                  In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue UXin Holdings, Ltd. (the “Notes”). The Notes will become due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the Notes equals US$1.03 and may be adjusted. The Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

•                  Between July and November 2019, we sold convertible notes in an aggregate principle amount of US$50 million to affiliates of Pacific Bridge Asset Management (the “PB Notes”). Among the PB Notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum (the “10% Notes”), and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum (the “11% Notes”). The 10% Notes will become due and payable 12 months after the issuance date, and the 11% Notes will become due and payable 15 months after the issuance date, unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices per Class A ordinary share of the PB Notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. The interests are payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

•                  As of December 31, 2019, we had an outstanding balance of short-term borrowings of RMB263.4 million (US$37.8 million) due within 12 months, with a fixed annual interest rate of between 5.9% and 9.8%.

As of December 31, 2019, we had RMB478.2 million (US$68.7 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. As of December 31, 2019, we had RMB707.0 million (US$101.6 million) in restricted cash, which consisted primarily of security deposits for the guarantees we provided to our remaining third-party financing partners for the repayment of consumer auto loan historically facilitated through our 2C business before the fourth quarter of 2019.

We expect that the COVID-19 pandemic will have material and adverse impacts on our cash flow for the first quarter of 2020 with potential continuing impacts on subsequent periods. However, based on our liquidity assessment, we expect that our cash and cash equivalents, and  cash considerations received from our recent Divested Businesses would be sufficient to fund our operating expenses, capital requirements and other contractual obligations for at least the next 12 months from the date these financial statements are issued. We are entitled to receive a total cash consideration of RMB330 million and US$105 million from the divestiture of our salvage car and 2B businesses, respectively, of which RMB165 million was received in January 2020 and US$75 million was received in April 2020, and the remaining considerations will be received before the end of the first half of 2020. In addition, as we no longer provide any loan facilitation related guarantee services as a result of the divestiture of our loan facilitation related business, we are no longer obligated to incur any additional guarantee liabilities that would require any cash outflows going forward. We will also not incur cash outflows in connection with guarantee liabilities related to the loans we historically facilitated for XW Bank as we have transferred XW Bank-related loans to Golden Pacer as a result of the divestiture of our loan facilitation related business. In addition, we will be entitled to receive 85% of net cash inflow generated by the divested and transferred assets and liabilities from Golden Pacer in relation to the historically-facilitated loans for XW Bank. For the historically-facilitated loans that were not transferred to Golden Pacer, we believe that the future cash outflows in connection with the guarantee liabilities related to historical loans facilitated for WeBank under existing arrangements should be limited. We will also generate future cash inflows from the historically defaulted loans that we have bought back when we are able to collect the repayments. We may, however, need additional capital in the future to fund our continuing operations. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry— The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.” The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2019, 18.0% of our cash and cash equivalents were denominated in Renminbi and held in China, and the remaining cash and cash equivalents, denominated in U.S. dollars or Hong Kong dollars, were held outside China. As of the same date, 5.2% of our cash and cash equivalents were held by our VIEs and their subsidiaries.

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

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Due to restrictions on the distribution of share capital from our PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of our PRC subsidiaries’ net assets was RMB825.2 million (US$118.5 million), representing 177.4% of our total consolidated net assets as of December 31, 2019. Furthermore, capital account transactions, which include loans, must be approved by and/or registered with SAFE and its local branches. We can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities’ respective net assets calculated in accordance with China accounting standards.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,834,243)	(2,281,333)	(1,194,101)	(171,522)
Net cash used in investing activities	(586,843)	(1,078,617)	(484,254)	(69,559)
Net cash generated from financing activities	3,288,842	4,274,052	73,630	10,576
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,334	(9,278)	960	138
Net increase/(decrease) in cash, cash equivalents and restricted cash	871,090	904,824	(1,603,765)	(230,366)
Cash, cash equivalents and restricted cash at beginning of the year	1,038,113	1,730,001	1,812,702	260,378
Cash, cash equivalents and restricted cash at end of the year	1,730,001	1,812,702	1,185,188	170,242

Operating Activities

Net cash used in operating activities was RMB1,194.1 million (US$171.5 million) for the year ended December 31, 2019. In 2019, the difference between our net cash used in operating activities and our net loss RMB1,990.1 million (US$285.9 million) mainly resulted from certain non-cash expenses, including losses from guarantee liabilities of RMB362.6 million (US$52.1 million), provision for credit losses of RMB271.4 million (US$39.0 million), share-based compensation of RMB100.3 million (US$14.4 million), and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan recognized as a result of payment under the guarantee of RMB1,533.3 million (US$220.2 million) and a decrease in deposit of interests from consumers and payable to financing partners of RMB470.1 million (US$67.5 million), partially offset by an increase in payables, accruals and other current liabilities of RMB674.9 million (US$97.0 million) and a decrease in advance to consumers on behalf of financing partners of RMB519.8 million (US$74.7 million). The increase in loan recognized as a result of payment under the guarantee was mainly due to the fluctuation in outstanding facilitated-loan performance. The decrease in deposit of interests from consumers and payable to financing partners was mainly because we no longer collected the upfront deposit of interests from consumers and have gradually paid the remaining interests back to the financing partners. The increase in payables, accruals and other current liabilities was primarily attributable to our expansion of 2C online used car business. The decrease in advance to consumers on behalf of financing partners was primarily because we ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

Net cash used in operating activities was RMB2,281.3 million for the year ended December 31, 2018. In 2018, the difference between our net cash used in operating activities and our net loss of RMB1,538.3 million mainly resulted from certain non-cash expenses, including fair value change of derivative liabilities of RMB1,185.1 million, share-based compensation of RMB1,052.0 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in receivables, prepaid expenses and other current assets of RMB595.3 million, a decrease in deposit of interests from consumers and payable to financing partners of RMB563.5 million and an increase in advance to sellers of RMB446.4 million, partially offset by an increase in payables, accruals and other current liabilities of RMB654.3 million and an increase in advance to consumers on behalf of financing partners of RMB305.5 million. The increase in receivables, prepaid expenses and other current assets was primarily attributable to the increase of prepaid marketing and consulting expenses. The decrease in deposit of interests from consumers and payable to financing partners was primarily because we no longer collected the deposit of interests from consumers and have paid the remaining interests back to our financing partners. The increase in advance to sellers was primarily attributable to the expansion of 2C online used car transaction business.

Net cash used in operating activities was RMB1,834.2 million for the year ended December 31, 2017. The difference between our net cash used in operating activities and our net loss of RMB2,747.8 million mainly resulted from certain non-cash expenses or gains, including shared-based compensation of RMB165.9 million, the fair value change of derivative liabilities of RMB885.8 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in payables, accruals and other current liabilities of RMB911.6 million, an increase in deposit of interests from consumers and payable to financing partners of RMB628.9 million, partially offset by an increase in advance to sellers of RMB200.5 million, and an increase in loan recognized as a result of payment under the guarantee of RMB478.5 million. The increase in payables, accruals and other current liability was primarily attributable to our increasing guarantee liabilities driven by the fast growth of our then-existing loan facilitation business. The increase in deposit of interests from consumers and payable to financing partners was primarily attributable to the upfront deposit of interests collected from consumers and payable to financing partners and was in line with the growth of our then-existing loan facilitation business. The increase in advance from buyers collected on behalf of sellers was primarily attributable to the rapid expansion of our 2B business.

Investing Activities

Net cash used in investing activities was RMB484.3 million (US$69.6 million) for the year ended December 31, 2019, primarily attributable to the legal title of restricted cash transferred to Golden Pacer of RMB1,175.9 million (US$168.9 million) in connection with the divestiture of our loan facilitation related business.

Net cash used in investing activities was RMB1,078.6 million for the year ended December 31, 2018, primarily attributable to an increase in short-term investments of RMB595.1 million.

Net cash used in investing activities was RMB586.8 million for the year ended December 31, 2017, which was primarily attributable to the loan extended to a related party of RMB451.4 million, and the cash paid for long term investments of RMB152.7 million.

Financing Activities

Net cash generated from financing activities was RMB73.6 million (US$10.6 million) for the year ended December 31, 2019, primarily attributable to net proceeds of RMB1,853.4 million (US$266.2 million) from issuance of convertible notes, and repayment of convertible notes of RMB1,190.2 million (US$171.0 million).

Net cash generated from financing activities was RMB4,274.1 million for the year ended December 31, 2018, primarily attributable to net proceeds of RMB2,574.0 million from initial public offering and issuance of convertible notes.

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

The table below sets forth the respective revenues and assets contribution of Uxin Limited and our subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net Revenues				Total Assets
	For the Year	For the Year	For the Year	For the Year	As of	As of	As of
	Ended	Ended	Ended	Ended	December	December	December
	December 31,	December 31,	December 31,	December 31,	31,	31,	31,
	2016	2017	2018	2019	2017	2018	2019
Uxin Limited and its wholly-owned subsidiaries	87.4%	87.5%	89.8%	95.4%	90.5%	96.1%	91.0%
VIEs	12.6%	12.5%	10.2%	4.6%	9.5%	3.9%	9.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:      The percentages exclude the inter-company transactions and balances between Uxin Limited and its subsidiaries and the VIEs.

Capital Expenditures

We made capital expenditures of RMB81.2 million, RMB133.9 million and RMB46.8 million (US$6.7 million) in 2017, 2018 and 2019, respectively. In these periods our capital expenditures were mainly used for the purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

C.            Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.            Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	Greater than 5 years
	(in RMB thousands)
Borrowings	504,451	263,425	241,026	—	—
Convertible notes	1,953,336	314,487	34,323	1,604,526	—
Interests payable	409,714	45,798	63,067	300,849	—
Operating lease commitments	65,071	54,689	9,336	1,046	—
Total	2,932,572	678,399	347,752	1,906,421	—

The borrowings, convertible notes and interests payable represent our borrowings from commercial banks or other financial institutions for our working capital and the corresponding interests payable, as well as the outstanding convertible notes we issued and the corresponding interests payable.

Our operating lease commitments relate to our leases of offices, including our nationwide service network which are under non-cancellable operating lease agreements.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

Item 6.                   Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	38	Chairman of the Board of Directors and Chief Executive Officer
Cheung Lun Julian Cheng	46	Director
Qiang Chang Sun	63	Director
Muyuan Wang	38	Director
Lin Cong	39	Director
Rong Lu	49	Independent Director
Shun Lam Steven Tang	64	Independent Director
Yong Zhong Huang	51	Independent Director
Zhen Zeng	38	Chief Financial Officer
Zhitian Zhang	38	Chief Operating Officer

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

Mr. Qiang Chang Sun has been serving as our director since June 2019. Mr. Sun currently serves as an independent director of SOHO China Limited (HKEx: 00410), GDS Holdings Limited (Nasdaq: GDS) and Phoenix Media Investment (Holdings) Limited (HKEx: 02008). Mr. Sun has served as TPG’s Managing Partner for China since September 2017. Prior to joining TPG, he was chairman of the board of directors and founder of Black Soil Group, an agriculture investment holding company. From 1995 to 2015, Mr. Sun was a partner at Warburg Pincus Asia and served as chairman of Asia Pacific for the firm and a member of the firm’s Executive Management Group. Mr. Sun holds a Bachelor of Arts degree from the Beijing Foreign Studies University and a joint degree of MA/MBA from the Joseph Lauder Institute of International Management and the Wharton School of the University of Pennsylvania.

Mr. Muyuan Wang has been serving as our director since November 2019. Mr. Wang currently serves as a senior director of the Mobile Ecological Group of Baidu, Inc. (Nasdaq: BIDU) and is in charge of Baidu’s various business lines with a focus on exploring innovative business opportunities in the car, business development, education, travelling and gaming industries. Mr. Wang received his bachelor’s and master’s degrees in automation from Tsinghua University in 2003 and 2005, respectively, as well as a master’s degree from University of Illinois Urbana-Champaign in 2007.

Mr. Lin Cong has been serving as our director since December 2019. Mr. Cong has served as the Vice President of 58.com Group since March 2017. Before joining 58.com, he was the co-founder and CEO of Youche.com Inc., a used car dealer chain in China, from February 2014 to March 2017. From August 2010 to February 2014, Mr. Cong served as the Vice President of Finance and IT with 58.com. Mr. Cong also worked as a management consultant with Boston Consulting Group from August 2008 to August 2009 and as an auditor with PricewaterhouseCoopers Zhong Tian LLP from August 2002 to May 2005. Mr. Cong holds a bachelor’s degree in accounting from Tsinghua University and an M.B.A. degree from Stanford University.

Ms. Rong Lu has been serving as our director since October 2017. Presently, Ms. Lu is an independent venture capitalist investing in technology start-ups in the United States and China. In October 2019, she founded Atypical Ventures, an early-stage technology venture investment firm in China. In 2006, she co-founded DCM China, an early-stage venture capital firm. During her more than 12-year tenure at DCM, Ms. Lu invested in and served as a board member for many companies including Kuaishou, BitAuto Holdings Ltd., E-Commerce China Dangdang Inc., Pactera Technology International Ltd., DXY.cn, and HaoDF.com. She also served as an independent director and on the audit committee of iKang Healthcare Group, Inc. and served as an independent director and chairman of the special committee for iDreamSky Technologies Limited before those two companies were taken private. Ms. Lu is currently an independent director on the board of Yum China Holdings Inc (NYSE; YUMC). Prior to joining DCM in 2003, Ms. Lu was a Vice President in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. in Menlo Park, California. Ms. Lu received her master’s degree in international economics and energy, environment, science and technology from Johns Hopkins University, School of Advanced International Studies and bachelor’s degree in economics from the University of Maryland, Baltimore County.

Mr. Shun Lam Steven Tang has been serving as our director since June 2019. Mr. Tang served as an executive director at Vital Mobile Holdings Limited (HKEx: 6133) from 2015 to 2019, where he oversaw the compliance of Vital Mobile as a public company. Prior to this, Mr. Tang served as the chairman of the board of directors of RDA Microelectronics Limited (Nasdaq: RDA) from 2009 to 2015. Mr. Tang served as the chief executive officer of Coolsand Technology from 2008 to 2010. Mr. Tang has over 35 years of experience in high-tech, semiconductors, electronics, automotive, forestry, pharmaceutical and consumer sectors, and has served as directors and committee members of private companies and publicly-listed companies. Mr. Tang received his bachelor’s degree in electrical and electronic engineering from Nottingham University and his MBA degree from Bradford University.

Mr. Yong Zhong Huang has been serving as our director since June 2019. Mr. Huang is the founder of Juntong Capital, an independent equity investment firm that focuses on private equity investments in China. Before founding Juntong Capital in 2014, Mr. Huang was a global partner responsible for Asian investments at Pantheon Ventures, a private equity fund of funds with over US$30 billion under management. Prior to joining Pantheon Ventures in 2004, Mr. Huang was the head of Shanghai office for AIG Global Investment Co and also worked at Schroders and Merrill Lynch as investment banker.  Mr. Huang received his EMBA degree from the PBC Finance School of Tsing Hua University and his bachelor’s degree in finance from Shanghai University of Finance and Economics.

Mr. Zhen Zeng joined us in 2011 and serves as our chief financial officer. Mr. Zeng has over ten years of experience in finance. From 2010 to 2011, Mr. Zeng served as a vice president in finance at Civa Printal. From 2006 to 2010, Mr. Zeng served as an audit manager at PricewaterhouseCoopers. Mr. Zeng received a master’s degree in Commerce and Accounting from Griffith University.

Mr. Zhitian Zhang joined us in April 2012 and serves as our chief operating officer. Prior to his appointment as the chief operating officer, Mr. Zhang served as president of our online used car transaction business, where he was responsible for operations and sales management, as well as general manager of our sales management center. Prior to joining Uxin, Mr. Zhang worked for Bitauto Holdings Limited (NYSE: BITA) from 2007 to 2012, first as a director and then as vice general manager of its used car business. Mr. Zhang received his bachelor’s degree in Law from the National Police University for Criminal Justice.

B.                                    Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB4.3 million (US$0.6 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018 and November 2018, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. In November 2018, we increased the number of shares reserved for future awards under the plan, and renamed it 2018 Second Amended and Restated Share Incentive Plan, which we refer to as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 102,040,053 Class A ordinary shares. As of February 29, 2020, 311,845 restricted share units and 33,878,883 share options have been issued and outstanding under the Amended and Restated Plan.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share to $1.03 per share, provided that any participating option holder agrees to amend the number of shares subject to his or her option as determined by the plan administrator.

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

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of February 29, 2020:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	Exercise Price ($/Share)	Grant Date	Expiration Date
Kun Dai	—	—	—	—
Rong Lu	*	—	Various dates from November 19, 2018 to December 31, 2019	February 13, 2028
Zhen Zeng	*	0.0001 to 1.03	Various dates from March 26, 2013 to February 14, 2018	March 23, 2023
Zhitian Zhang	*	0.1 to 1.03	Various dates from March 26, 2013 to March 1, 2019	August 20, 2023
Total	9,146,748

*                 Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of February 29, 2020, other grantees as a group held options to purchase 24,933,883 Class A ordinary shares of our company, with exercise prices ranging from US$0.0001 to US$1.03 per share.

C.                                    Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (i) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Shun Lam Steven Tang, Yong Zhong Huang and Rong Lu. Shun Lam Steven Tang is the chairperson of our audit committee. We have determined that Shun Lam Steven Tang, Yong Zhong Huang and Rong Lu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We have determined that Rong Lu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is be responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Shun Lam Steven Tang, Yong Zhong Huang and Rong Lu. Rong Lu is the chairperson of our compensation committee. We have determined that Rong Lu, Shun Lam Steven Tang and Yong Zhong Huang satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Shun Lam Steven Tang, Yong Zhong Huang and Rong Lu. Yong Zhong Huang is the chairperson of our nominating and corporate governance committee. We have determined that Shun Lam Steven Tang, Yong Zhong Huang and Rong Lu satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

As of December 31, 2019, we had a total of 6,455 employees. We had a total of 12,619 employees as of December 31, 2018 and 11,326 employees as of December 31, 2017.

The following tables give breakdowns of our employees as of December 31, 2019 by function:

As of December 31, 2019
Functions:
Products and technology	334
Operations	5,546
Car inspection and inventory related personnel	1,668
Sales and pre-sales customer service	2,696
Fulfillment and after-sales customer service	752
Other operations	430
Finance and legal	127
Human resources	115
Corporate communication and marketing	21
Others	312
Total	6,455

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2020 by:

•                  each of our directors and executive officers; and

•                  each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 887,617,391 ordinary shares outstanding as of February 29, 2020, comprising of (i) 846,807,530 Class A ordinary shares, excluding the 16,562,988 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, and (ii) 40,809,861 Class B ordinary shares.

In June 2019, we issued convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., and certain other investors (the “Notes”). The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the Notes equals US$1.03 (the “Initial Conversion Price”) and may be adjusted. Assuming the Notes are converted at the Initial Conversion Price, the Notes will be converted into approximately 223 million Class A ordinary shares of our company. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	%†	% of Aggregate Voting Power† †
Directors and Executive Officers**:
Kun Dai(1)	93,170,300	40,809,861	133,980,161	15.1	39.9
Cheung Lun Julian Cheng	—	—	—	—	—
Qiang Chang Sun	—	—	—	—	—
Muyuan Wang	—	—	—	—	—
Lin Cong	—	—	—	—	—
Rong Lu	*	—	*	*	*
Shun Lam Steven Tang	—	—	—	—	—
Yong Zhong Huang	—	—	—	—	—
Zhen Zeng	*	—	*	*	*
Zhitian Zhang	*	—	*	*	*
All Directors and Executive Officers in the aggregate	100,168,298	40,809,861	140,978,159	15.9	40.5
Principal Shareholders:
Xin Gao Group Limited(2)	—	40,809,861	40,809,861	4.6	32.5
Jeneration Capital Affiliated Entities(3)	129,076,788	—	129,076,788	14.5	10.3
Redrock Holding Investments Limited(4)	151,032,260	—	151,032,260	16.3	11.7
58.com Holdings Inc.(5)	97,087,378	—	97,087,378	9.9	7.2
Baidu (Hong Kong) Limited(6)	79,832,280	—	79,832,280	9.0	6.4
TPG Affiliated Entities(7)	78,385,277	—	78,385,277	8.3	6.0
Kingkey Affiliated Entities(8)	75,893,890	—	75,893,890	8.6	6.1
LC Affiliated Funds(9)	63,142,198	—	63,142,198	7.1	5.0
Cathay Rong IV Limited(10)	57,045,450	—	57,045,450	6.4	4.5
GIC Private Limited(11)	48,865,050	—	48,865,050	5.5	3.9

*                 Less than 1% of our total outstanding shares.

**          Each of Mr. Kun Dai, Zhen Zeng, Zhitian Zhang, Shun Lam Steven Tang and Ms. Rong Lu’s business address is 2-5/F, Tower E, LSHM Center, No.8 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Cheung Lun Julian Cheng’s business address is Suite 6703, International Finance Centre II, 8 Finance Street, Hong Kong. Mr. Sun’s business address is Level 12, Cyberport 1, 100 Cyberport Road, Hong Kong. Mr. Wang’s business address is No. 10 Shangdi 10th Street, Haidian District, Beijing, People’s Republic of China. Mr. Cong’s business address is Building 101, Jiayuanqiao North Road #10A, Chaoyang District, Beijing 100015, People’s Republic of China. Mr. Huang’s business address is 21/F CMA Building, 64 Connaught Road Central, Hong Kong.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 887,617,391 as of February 29, 2020.

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

(1)         Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, (ii) 17,276,410 Class A ordinary shares directly held by Gao Li Group Limited, a British Virgin Islands company wholly owned by Mr. Dai and of which Mr. Kun Dai is the sole director, (iii) 61,129,800 Class A ordinary shares directly held by Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, and (iv) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by Mr. Dai, among others, on February 11, 2019. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX III, jointly decides the disposal of Uxin Limited shares directly held by Kingkey New Era Auto Industry Global Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited.  For further details on Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, please see footnote (8) below. For further details on JenCap UX III and JenCap UX, please see footnote (3) below. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of Gao Li Group is OMC Chambers, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. The registered office of Kingkey New Era Auto Industry Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

To our knowledge, as of February 29, 2020, a total of 93,170,300 Class A ordinary shares beneficially owned by Mr. Kun Dai through Gao Li Group Limited, Kingkey New Era Auto Industry Global Limited and BOCOM International Supreme Investment Limited, representing 2.0%, 6.9%, and 1.7% of outstanding ordinary shares of Uxin Limited, respectively, had been pledged to third-party lenders in connection with certain loan agreements entered into in 2017 in an aggregate principal amount of approximately US$163.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The loans became due in June, November and December 2019, respectively, and the borrowers are currently in discussion with the lenders to seek extensions of the loans. Assuming all these pledged shares have been sold or otherwise disposed of pursuant to the enforcement of the share pledges, Mr. Kun Dai would have beneficially owned 4.6% of our outstanding ordinary shares, representing 32.5% of our total voting power, as of February 29, 2020.

In addition, as of February 29, 2020, a total of 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai through Xin Gao Group Limited, representing 4.6% of outstanding ordinary shares and 32.5% of voting power of Uxin Limited, had been pledged to Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holdings Inc. (the “Key Investors”), in connection with the issuance of convertible notes (“the Notes”) to the Key Investors, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue UXin Holdings, Ltd., to secure certain obligations under the Investors’ Rights Agreement entered into on June 10, 2019. In addition, pursuant to the Investors’ Rights Agreement, Mr. Kun Dai has agreed to not transfer any of the shares of Uxin Limited beneficially owned by him without the prior written consent of each of the Key Investors during the three years following the issuance of the Notes (which may be extended by another two years if all Key Investors agree to extend), subject to certain exceptions. See “Item 7. Major Shareholders and Related Party Transactions —B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”

(2)         Represents 40,809,861 ordinary shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. As of February 29, 2020, all Class B ordinary shares held by Xin Gao Group Limited, representing 4.6% of outstanding ordinary shares and 32.5% of voting power of Uxin Limited, had been pledged to the Key Investors in connection with the issuance of the Notes. See footnote (1) above.

(3)         Represents (i) 8,737,788 Class A Ordinary Shares held by Jeneration Capital Master Fund, a company incorporated in Cayman Islands, (ii) 42,336,300 Class A Ordinary Shares beneficially owned by Jeneration Capital Partners L.P., a company incorporated in Cayman Islands, comprising 27,572,210 Class A ordinary shares directly held by JenCap UX, a company incorporated in Cayman Islands, and 14,764,090 Class A Ordinary Shares directly held by BOCOM International Supreme Investment Limited, a company incorporated in British Virgin Islands, (iii) 16,872,900 Class A ordinary shares held by JenCap UX II Plus LLC., a limited liability company formed in the State of Delaware, United States, and (iv) 61,129,800 Class A ordinary shares indirectly held by JenCap UX III through Kingkey New Era Auto Industry Global Limited, a British Virgin Islands company, as reported on the Schedule 13G filed by JenCap UX, among others, on February 14, 2020. JenCap UX III, an exempted company incorporated in Cayman Islands, indirectly holds 18.48% of shares in Kingkey New Era Auto Industry Global Limited through First Tycoon Ventures Limited which holds 56% of shares in Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX III jointly decide the disposal of Uxin Limited shares directly held by Kingkey New Era Auto Industry Global Limited, and each of them is deemed to be the beneficial owner of all shares of Uxin Limited held by Kingkey New Era Auto Industry Global Limited. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX, ultimately controlled by Mr. Jimmy Ching-Hsin Chang, jointly control the voting power of all shares held by BOCOM International Supreme Investment Limited, and each of them is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. For further details on Kingkey New Era Auto Industry Global Limitedand BOCOM International Supreme Investment Limited, please see footnote (8) below. JenCap UX is wholly owned by Jeneration Capital Partners L.P., of which Jeneration Capital GP is the general partner. Jeneration Capital GP is ultimately wholly owned by Jimmy Ching-Hsin Chang. JenCap UX II Plus LLC is wholly owned by JenCap UX II, of which the management shareholder that controls the voting thereof is Jeneration Capital Management, an exempted company incorporated in Cayman Islands, which is ultimately controlled by Jimmy Ching-Hsin Chang. The management shareholder which controls the voting of JenCap UX III is also Jeneration Capital Management. Each of JenCap UX, JenCap UX II Plus LLC and JenCap UX III is unaffiliated with Mr. Kun Dai and Mr. Jiarong Chen. The registered office of JenCap UX is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of JenCap UX II Plus LLC is 2711 Centerville Road, Suite 400, Wilmington, Delaware, New Castle County, USA. The above is based on the Schedule 13G filed by JenCap UX, among others, on February 14, 2020.

(4)         Represents 112,197,309 Class A ordinary shares directly held by Redrock Holding Investments Limited in the form of 37,399,103 ADSs and 38,834,951 Class A ordinary shares upon the full conversion of the convertible notes held by Redrock Holding Investments Limited in principal amount of US$40 million at a conversion price of $1.03 per Class A ordinary share convertible from the 181st day after June 10, 2019, the issuance date, as reported on the Schedule 13D/A filed by Redrock Holding Investments Limited, among others, on February 10, 2020. Redrock Holdings Investments Limited is incorporated in British Virgin Islands and is owned by Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI (Asia), L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI Partners, L.P., a Delaware limited partnership, and WP XI Partners, L.P., a Delaware limited partnership. Warburg Pincus LLC, a New York limited liability company, is the manager of Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., Warburg Pincus XI (Asia), L.P., Warburg Pincus XI Partners, L.P., and WP XI Partners, L.P. The general partner of Warburg Pincus Private Equity XI (Asia), L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus XI Partners and WP XI Partners is Warburg Pincus XI, L.P., a direct subsidiary of Warburg Pincus & CO, a New York general partnership and the general partner of Warburg Pincus XI, L.P. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., and the ultimate general partners of Warburg Pincus Private Equity XI-C, L.P. and Warburg Pincus XI (Asia), L.P. Charles R. Kaye and Joseph P. Landy disclaim beneficial ownership of all shares held by Warburg Pincus entities mentioned herein. Investment and voting decisions with respect to the shares are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by Warburg Pincus entities mentioned herein. The registered office of Redrock Holding Investments Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The above is based on the Schedule 13D/A filed by Redrock Holding Investments Limited, among others, on February 10, 2020.

(5)         Represents 97,087,378 Class A ordinary shares 58.com Holdings Inc. will beneficially own upon the full conversion of the convertible notes it holds in principal amount of US$100 million at a conversion price of $1.03 per Class A ordinary share convertible from the 181st day after June 10, 2019, the issuance date. 58.com Holdings Inc. is incorporated in the British Virgin Islands and wholly owned by 58.com Inc., a public company listed on the New York Stock Exchange. The above is based on the Schedule 13D filed by 58.com Holdings Inc. and 58.com Inc. on June 20, 2019.

(6)         Represents 79,832,280 Class A ordinary shares directly held by Baidu (Hong Kong) Limited, as reported on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019. Baidu (Hong Kong) Limited is incorporated in Hong Kong and wholly owned by Baidu, Inc., a public company listed on the Nasdaq Global Select Market. The registered office of Baidu (Hong Kong) Limited is Rooms 2201-03, 22/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong. The above is based on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019.

(7)         Represents (i) 20,132,850 Class A Shares directly held by TPG Growth III SF, (ii) 58,252,427 Class A Shares issuable to TPG Growth III SF upon conversion of the convertible notes it holds in principal amount of US$60 million at a conversion price of $1.03 per Class A ordinary share convertible from the 181st day after June 10, 2019, the issuance date. TPG Growth III SF Pte. Ltd.is a company formed under the laws of Singapore and is wholly owned by TPG Growth III SF Finance, Limited Partnership, a Prince Edwards Island limited partnership. TPG Growth III SF AIV GenPar, L.P., a Cayman Islands limited partnership, is the general partner of TPG Growth III SF Finance, and TPG Growth III SF AIV GenPar Advisors, Inc., a Cayman Islands exempted company, is the general partner of TPG Growth III SF AIV GenPar, L.P. TPG Growth III SF AIV GenPar Advisors, Inc. is wholly owned by TPG Holdings III, L.P., a Delaware limited partnership. TPG Holdings III-A, L.P., a Cayman Islands limited partnership, is the general partner of TPG Holdings III, L.P. TPG Holdings III-A, L.P. is wholly owned by TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and the general partner of TPG Group Holdings (SBS), L.P. is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is wholly owned by TPG Group Holdings (SBS) Advisors, Inc. The above is based on the Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., among others, on June 20, 2019.

(8)         Represents 61,129,800 Class A ordinary shares directly held by Kingkey New Era Auto Industry Global Limited, or Kingkey Global, a British Virgin Islands company, and 14,764,090 Class A Ordinary Shares owned by BOCOM International Supreme Investment Limited, or BOCOM, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Kingkey Global, among others, on February 13, 2019. The shareholders of Kingkey Global are First Tycoon Ventures Limited, Excellent Ace Holdings Limited and Mr. Jiarong Chen, holding 56%, 37.33% and 6.67% of Kingkey Global, respectively. Excellent Ace Holdings Limited is wholly owned by Mr. Kun Dai. First Tycoon Ventures Limited is 66.7% and 33.3% held by Sail Best Investments Limited and JenCap UX III, respectively. Sail Best Investments Limited is wholly owned by Kingkey Investment Group Limited, a company jointly owned by Mr. Jiarong Chen and Mr. Jiajun Chen. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX III jointly decide the disposal and voting of the shares of Uxin Limited directly held by Kingkey Global, and each of them is deemed to be the beneficial owner of all the shares of Uxin Limited held by Kingkey Global. Mr. Kun Dai, Mr. Jiarong Chen and JenCap UX jointly decide the disposal and voting of the shares of Uxin Limited directly held by BOCOM, and each of them is deemed to be the beneficial owner of all the shares of Uxin Limited held by BOCOM. The registered office of Kingkey Global is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. For further details on JenCap UX III and JenCap UX, please see footnote (3) above.

As of February 29, 2020, a total of 75,893,890 Class A ordinary shares directly held by Kingkey Global and BOCOM, representing 6.9%, and 1.7% of outstanding ordinary shares of Uxin Limited, respectively, had been pledged to third-party lenders in connection with certain loan agreements entered into in 2017 in an aggregate principal amount of approximately US$179.0 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings.  The loans became due in November and December 2019, respectively, and the borrowers are currently in discussion with the lenders to seek extensions of the loans. See footnote (1) above.

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

(10)  Represents 57,045,450 Class A ordinary shares directly held by Cathay Rong IV Limited, as reported on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018. Cathay Rong acquired 57,045,450 Class A ordinary shares from Kingkey New Era Auto Industry Limited as a result of foreclosing the shares pledged in connection with a loan in the principal amount of US$100.0 million under a facility agreement entered into on October 25, 2017. For further details on the loan and foreclosure, please see footnote (8) above. Cathay Rong IV Limited is a British Virgin Islands company wholly owned by China Huarong Macau (HK) Investment Holdings Limited, a company incorporated in Hong Kong. China Huarong Macau (HK) Investment Holdings Limited is a wholly owned subsidiary of China Huarong (Macau) International Company Limited, a company incorporated in Macau, which is a majority-owned subsidiary of Huarong (HK) Industrial and Financial Investment Limited, a company incorporated in Hong Kong. Huarong (HK) Industrial and Financial Investment Limited is a wholly owned subsidiary of Huarong Real Estate Co., Ltd, a company incorporated in the People’s Republic of China, which is a wholly owned subsidiary of China Huarong Asset Management Co., Ltd., a company incorporated in the People’s Republic of China. The board of directors of China Huarong Asset Management Co., Ltd. comprises of Wang Zhanfeng, Li Xin, Li Yi, Wang Cong, Dai Lijia, Zhou Langlang, Song Fengming, Tse Hau Yin, Liu Lunmin and Shao Jingchun, and Li Xin acts as the chief executive officer. The registered office of Cathay Rong IV Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands. The address of the principal business office of China Huarong Macau (HK) Investment Holdings Limited is 12th Floor, China Huarong Tower, 60 Gloucester Road, Wan Chai, Hong Kong. The address of the principal business office of China Huarong (Macau) International Company Limited is 32/F, Bank of China Building, Avenida Doutor Mario Soares, Macau.  The address of the principal business office of Huarong (HK) Industrial and Financial Investment Limited is Unit 1503 Causeway Bay Plaza 2, 463-483 Lockhart Road, Hong Kong. The address of the principal business office of Huarong Real Estate Co., Ltd. is Room 250, East Building, No. 30 Tianhe Street, Hengqing, Zhuhai, Guangdong, the People’s Republic of China.  The address of the principal office of China Huarong Asset Management Co., Ltd. is No. 8 Financial Street, Xicheng District, Beijing, the People’s Republic of China. The above is based on the Schedule 13D filed by Cathay Rong IV Limited, among others, on December 26, 2018.

(11)  Represents 48,865,050 Class A ordinary shares beneficially owned by GIC Private Limited (“GIC”), a fund manager established under Singapore law with only two clients — the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 38,167,326 securities beneficially owned by the GoS. GIC shares power to vote and dispose of 10,697,724 securities beneficially owned by it with MAS. The address of principal business office of GIC is 168 Robinson Road #37-01 Capital Tower Singapore 068912. The above is based on the Schedule 13G filed by GIC, among others, on February 14, 2020.

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

As of February 29, 2020, 887,617,391 of our ordinary shares were issued and outstanding. To our knowledge, a total of 650,449,107 Class A ordinary shares were held by two record holders in the United States, representing approximately 73.3% of our total outstanding ordinary shares (including the 16,562,988 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products in China. Due to these restrictions, we operate our relevant business through contractual arrangements between Youxinpai and Yougu, our PRC subsidiaries, Youxin Hulian and Yishouche, our variable interest entities, and our variable interest entities’ respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

Transactions with Baidu

In 2017 and 2018, Baidu (Hong Kong) Limited, or Baidu, one of our shareholders, provided advertising and user acquisition services to us at arm’s length in the amount of RMB0.8 million and RMB1.4 million, respectively. As of December 31, 2017, we had an amount of RMB0.8 million due from Baidu, representing the unsettled balance of our prepaid service fees to Baidu. As of December 31, 2019, the remaining balance due from Baidu was nil.

Transactions with Baogu

In 2017, Baogu Automobile Technology Services (Beijing) Co., or Baogu, provided warranty services to our customers in the amount of RMB10.7 million. As of December 31, 2019, the remaining balance due from Baogu was nil as Baogu became our wholly owned subsidiary in August 2017.

Transactions with Xiao Qing

In September 2015, we invested RMB5.0 million in Shanghai Xiao Qing Information Technology Co., Ltd., or Xiao Qing, an associate of our company, for certain equity interests in Xiao Qing. In October 2016, we withdrew our investment in Xiao Qing, and as of December 31, 2019, the remaining balance due from Xiao Qing was nil.

In 2017, Xiao Qing provided repair and maintenance inspection services to us in the amount of RMB1.5 million. Xiao Qing did not provide any services to us in 2018 or 2019.

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

Transactions with Redrock, TPG, 58.com and other existing shareholders

Convertible Note Purchase Agreement

We entered into a convertible note purchase agreement (the “NPA”) with Redrock Holding Investment Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) (collectively, the “Purchasers”) and Mr. Kun Dai (the “Founder”) on May 29, 2019. Pursuant to the NPA, we issued convertible notes in an aggregate principal amount of US$230 million to the Purchasers through a private placement on June 10, 2019. For a detailed description of the terms of the convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

Investors’ Rights Agreement

In connection with the NPA, we entered into an investors’ rights agreement (the “IRA”) with Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc. (each a “Key Investor”). Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX on June 10, 2019.

Pursuant to the IRA, during the three years following the issuance of the notes pursuant to the NPA, which may be extended by another two years if all Key Investors agree to extend (the “Period”), the Company’s board of directors (the “Board”) shall consist of eight directors, among which, subject to certain limitations set forth in the Investors’ Rights Agreement, each of the Key Investors and Mr. Kun Dai shall be entitled to nominate one director, the Key Investors shall be entitled to collectively nominate two independent directors, Mr. Kun Dai shall be entitled to nominate one independent director, and the Board shall appoint the eighth director. Each party to the IRA has agreed that it or he will exercise its or his respective voting rights to (i) elect the directors nominated by each of the Key Investors and Mr. Kun Dai (each a “Director Nominating Party”) to the Board, (ii) remove such director from the Board if the Director Nominating Party so determines, and (iii) replace such director as nominated by the Director Nominating Party in the event of a vacancy.  The IRA also provides for certain corporate governance arrangements during the Period.

During the Period, for so long as the Key Investors hold in aggregate no less than 30% of the aggregate principal amount of the Notes they hold on June 10, 2019, the Board shall maintain an executive committee (the “Executive Committee”) consisting of directors nominated by each of the Key Investors and the Founder, to oversee certain matters of our company.

In addition, during the Period, without the affirmative prior written consent or approval of the required number of Key Investors as provided for in the IRA, we shall not take any actions with respect to certain prescribed matters.

The Founder, Xin Gao Group Limited and Gao Li Group Limited also agreed that during the Period, (i) they will not transfer any of their shares without the prior written consent of each of the Key Investors, and (ii) the Founder shall not and shall cause Xin Gao not to convert any Class B ordinary share of Company held by Xin Gao into Class A ordinary share.

Transactions with 58.com

Divestiture of 2B Business and Business Cooperation on C2B Business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” As part of the transaction, we also entered into a business cooperation agreement with 58.com pursuant to which we will provide 58.com with information related to used cars for sale by individuals.

Other Transactions with 58.com

In 2019, 58.com provided advertising and other services to us at arm’s length in the amount of RMB47.1 million (US$6.8 million). As of December 31, 2019, we had an amount of RMB51.6 million (US$7.4 million) due from 58.com, representing the unsettled balance of our advertising expenses paid to 58.com.

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

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in two putative securities class actions. Both cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with our initial public offering in June 2018.

The first case, In re Uxin Limited Securities Litigation, Index No. 650427/2019 (Sup. Ct. N.Y. Cty.), consolidated six complaints filed in the Supreme Court of the State of New York in January 2019. A Consolidated Amended Complaint was filed in August 5, 2019, and on March 9, 2020, the Court granted in part and denied in part our motion to dismiss.  On March 12, 2020, we filed a notice of appeal in the Appellate Division of the Supreme Court of the State of New York for the First Department. The second case, Machniewicz v. Uxin Limited et al, Case No. 1:19-cv-00822 (E.D.N.Y.), was filed in the United States District Court for the Eastern District of New York on February 11, 2019.  On April 24, 2020, we completed briefing on a motion to dismiss, and a decision is pending. Both actions remain in preliminary stages. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We are also subject to ongoing trademark, unfair competition, contractual disputes and other proceedings in the PRC, and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition.”

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

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our company may declare and pay a dividend only out of funds legally available, namely out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

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

•                  a fee of such maximum sum as the Nasdaq Stock Market LLC may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market LLC, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor our register of members closed for more than 30 days in any year as our board may determine.

Liquidation

On a return of capital or the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Variations of Rights of Shares

If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may only be materially adversely varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of our shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Register of Members

Under Companies Law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill associated with active business activity is taken into account as a non-passive asset.

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

Based on the market price of our ADSs and the composition of our assets (in particular, the substantial amount of cash and other cash-like assets), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019 because the volatility of the market price of our ADSs caused us to narrowly exceed the asset test percentage threshold. Further, we believe that we will likely be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income.

If we area PFIC for any year during which a U.S. Holder holds our ADSs or Class A common shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A common shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. Holder makes a taxable “deemed sale” election that may allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances.

The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to a U.S Holder of our ADSs if were we to become a PFIC, but no assurances are given in this regard.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had RMB-denominated cash and cash equivalents and restricted cash RMB797.5 million, and U.S. dollar-denominated cash balances of US$59.2 million. Assuming we had converted RMB797.5 million into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance would have been US$114.6 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$104.1 million instead. Assuming we had converted US$59.2 million into RMB at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our RMB cash balance would have been RMB411.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB453.1 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In 2019, we received approximately US$3.8 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2019 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2019. This assessment identified two material weaknesses in our internal control over financial reporting, as follows:

(i)            Our lack of adequate number of accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

(ii)           Insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

	2018		2019
Audit fees(1)	US$	1,092,785	US$	1,146,756
All other fees(2)	US$	138,419	US$	38,703

(1)         “Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2018 and 2019, the audit refers to financial audit.

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

Item 16E.              Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.              Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.             Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year and (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan. We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). We also followed home country practice when adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval.

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

3.1*	Description of the Registrant’s Securities

4.1

2018 Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.19

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.20

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.21

English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22

Amended and Restated Share Conversion Agreement by and among Fengshion Capital Investment Fund, LP, LC Fund V, L.P., LC Parallel Fund V, L.P., Fairlubo Auction Company Limited, and the Registrant dated June 8, 2018 (incorporated by reference to Exhibit 10.50 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.23

Share Surrender and Loan Settlement Agreement between Mr. Kun Dai, Xin Gao Group Limited and the Registrant dated May 28, 2018 (incorporated by reference to Exhibit 10.51 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.24

Convertible Note Purchase Agreement by and among the Registrant, CNCB (Hong Kong) Investment Limited and CNCB (Hong Kong) Capital Limited dated June 9, 2018 (incorporated by reference to Exhibit 10.52 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.25

Convertible Note Purchase Agreement by and between the Registrant and Golden Fortune Company Limited dated June 12, 2018 (incorporated by reference to Exhibit 10.53 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.26

Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.27

Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.28

Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc.. Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.29*†	Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019

4.30*†	Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019

Exhibit Number	Description of Document
4.31*†	Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019

4.32*†	Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019

4.33*†	Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019

4.34*†	Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019

4.35*†	Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019

4.36*†	Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020

4.37*†	Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020

4.38*†	Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020

4.39*†	Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of JunHe LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date:      May 12, 2020

UXIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

May 12, 2020

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		December 31, 2018	December 31, 2019
		RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents		800,997	478,200	68,547
Restricted cash		1,011,705	706,988	101,343
Short-term investments		596,078	—	—
Accounts receivable		51,610	44,605	6,395
Amounts due from related parties		—	51,590	7,395
Advance to consumers on behalf of financing partners	5	521,908	2,135	306
Loan recognized as a result of payment under the guarantee, net	6	553,688	1,580,464	226,551
Advance to sellers		692,714	288,550	41,362
Other receivables, net		707,404	440,056	63,080
Inventory		19,380	13,792	1,977
Prepaid expenses and other current assets		417,314	158,908	22,779
Financial lease receivables, net		294,511	121,820	17,462
Assets held for sale	3	1,001,325	230,051	32,977
Net assets transferred	3	—	827,710	118,648

Total current assets		6,668,634	4,944,869	708,822

Non-current assets:
Property, equipment and software, net		199,271	110,114	15,784
Intangible assets, net		21,179	190	27
Goodwill		110,424	9,541	1,368
Long-term investments		349,882	272,936	39,124
Right-of-use assets, net		—	45,446	6,514

Total non-current assets		680,756	438,227	62,817

Total assets		7,349,390	5,383,096	771,639

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2018	December 31, 2019
	RMB	RMB	US$

LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB261,226 and RMB371,474 as of December 31, 2018 and 2019, respectively)

Short-term borrowings and current portion of long-term borrowings	624,588	263,425	37,761
Accounts payable	156,320	127,836	18,325
Guarantee liabilities	146,427	388,307	55,662
Deposit of interests from consumers and payable to financing partners, current	314,231	42,199	6,049
Advance from buyers collected on behalf of sellers	270,347	147,923	21,204
Other payables and accruals	1,128,068	1,302,292	186,676
Deferred revenue	115,160	54,267	7,779
Convertible notes, current	1,188,192	324,644	46,536
Operating lease liabilities, current	—	32,892	4,715
Liabilities held for sale	528,498	310,029	44,441

Total current liabilities	4,471,831	2,993,814	429,148

Non-current liabilities
Long-term borrowings	481,801	241,026	34,550
Deposit of interests from consumers and payable to financing partners, non-current	19,356	265	38
Deferred tax liabilities	4,759	—	—
Convertible notes, non-current	—	1,672,796	239,786
Operating lease liabilities, non-current	—	10,075	1,444

Total non-current liabilities	505,916	1,924,162	275,818

Total liabilities	4,977,747	4,917,976	704,966

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Notes	December 31, 2018	December 31, 2019
		RMB	RMB	US$

Commitments and contingencies	30

Shareholders’ equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018; 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2019)		575	581	83
Additional paid-in capital		12,967,986	13,069,560	1,873,450
Accumulated other comprehensive income		86,061	68,192	9,775
Accumulated deficit		(10,680,489)	(12,669,165)	(1,816,055)

Total UXIN LIMITED shareholders’ equity		2,374,133	469,168	67,253
Non-controlling interests		(2,490)	(4,048)	(580)
Total shareholders’ equity		2,371,643	465,120	66,673

Total liabilities and shareholders’ equity		7,349,390	5,383,096	771,639

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
To consumers (“2C”)
- Commission revenue	—	203,158	711,362	101,970
- Value-added service revenue	—	166,482	636,046	91,174
Others	309,133	289,450	240,623	34,492
Total Revenues	309,133	659,090	1,588,031	227,636

Cost of revenues	(92,735)	(418,852)	(689,292)	(98,806)
Gross profit	216,398	240,238	898,739	128,830

Operating expenses:
Sales and marketing	(179,328)	(1,488,699)	(1,184,997)	(169,863)
Research and development	—	(124,513)	(140,006)	(20,069)
General and administrative	(389,072)	(1,070,419)	(402,040)	(57,630)
Gains/(losses) from guarantee liabilities	1,840	(4,414)	(194,385)	(27,864)
Provision for credit losses	(38,075)	(40,626)	(271,372)	(38,900)
Total operating expenses	(604,635)	(2,728,671)	(2,192,800)	(314,326)

Other operating income	—	—	1,925	276

Loss from continuing operations	(388,237)	(2,488,433)	(1,292,136)	(185,220)

Interest income	2,234	24,554	14,958	2,144
Interest expenses	(199)	(63,880)	(112,587)	(16,139)
Other income	4,248	23,721	71,142	10,198
Other expenses	(3,808)	(25,568)	(36,569)	(5,242)
Foreign exchange (losses) /gains	(627)	(8,232)	4,247	609
Fair value change of derivative liabilities	(885,821)	1,185,090	—	—
Gain from disposal of investments, net	—	—	28,257	4,050
Impairment of long-term investment	—	—	(37,775)	(5,415)
Loss from continuing operations before income tax expense	(1,272,210)	(1,352,748)	(1,360,463)	(195,015)
Income tax (expense)/credit	(211)	(1,644)	2,554	366
Equity in income of affiliates	3,597	2,631	30,231	4,333
Net loss from continuing operations, net of tax	(1,268,824)	(1,351,761)	(1,327,678)	(190,316)

Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(208)
Net loss from continuing operations, attributable to UXIN LIMITED	(1,243,622)	(1,335,990)	(1,326,226)	(190,108)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$
Discontinued operations
Loss from discontinued operations before income tax	(1,478,615)	(173,583)	(659,458)	(94,530)
Income tax expense	(359)	(12,941)	(2,992)	(429)
Net loss from discontinued operations, net of tax	(1,478,974)	(186,524)	(662,450)	(94,959)
Net loss from discontinued operations, attributable to UXIN LIMITED	(1,478,974)	(186,524)	(662,450)	(94,959)

Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(285,275)
Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(208)
Net loss attributable to UXIN LIMITED	(2,722,596)	(1,522,514)	(1,988,676)	(285,067)

Accretion on redeemable preferred shares	(555,824)	(318,951)	—	—
Deemed dividend to preferred shareholders	(587,564)	(544,773)	—	—
Deemed dividend from preferred shareholders	92,779	—	—	—

Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(285,067)

Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(285,275)
Foreign currency translation	43,406	4,818	(17,976)	(2,577)

Total comprehensive loss	(2,704,392)	(1,533,467)	(2,008,104)	(287,852)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(27,861)	(22,359)	(1,558)	(223)
Total comprehensive loss attributable to UXIN LIMITED	(2,676,531)	(1,511,108)	(2,006,546)	(287,629)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$

Net loss from continuing operations, attributable to ordinary shareholders	(2,294,231)	(2,199,714)	(1,326,226)	(190,108)
Net loss from discontinued operations, attributable to ordinary shareholders	(1,478,974)	(186,524)	(662,450)	(94,959)
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(285,067)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	49,318,860	477,848,763	886,613,598	886,613,598

Loss per share for ordinary shareholders, basic
Continuing operations	(46.52)	(4.60)	(1.50)	(0.21)
Discontinued operations	(29.99)	(0.39)	(0.75)	(0.11)

Loss per share for ordinary shareholders, diluted
Continuing operations	(46.52)	(4.60)	(1.50)	(0.21)
Discontinued operations	(29.99)	(0.39)	(0.75)	(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	deficit	interest	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2016	49,318,860	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)
Foreign currency translation adjustments	—	—	—	46,065	—	46,065	(2,659)	43,406
Net loss	—	—	—	—	(2,722,596)	(2,722,596)	(25,202)	(2,747,798)
Share-based compensation	—	—	165,873	—	—	165,873	—	165,873
Transaction with non-controlling interests	—	—	—	—	(45,357)	(45,357)	(18,851)	(64,208)
Accretion on preferred shares to redemption value	—	—	(73,094)	—	(482,730)	(555,824)	—	(555,824)
Non-controlling interests arising from business combination	—	—	—	—	—	—	8,342	8,342
Deemed dividend to preferred shareholders	—	—	—	—	(587,564)	(587,564)	—	(587,564)
Deemed dividend from preferred shareholders	—	—	(92,779)	—	92,779	—	—	—
Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	(deficit)/equity	interest	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)
Foreign currency translation adjustments	—	—	—	11,407	—	11,407	(6,589)	4,818
Net loss	—	—	—	—	(1,522,514)	(1,522,514)	(15,771)	(1,538,285)
Share-based compensation	—	—	151,274	—	—	151,274	—	151,274
Issuance of restricted shares to Mr. Kun Dai	17,742,890	11	620,435	—	—	620,446	—	620,446
Issuance of ordinary shares due to exercise of the share option	8,479,505	5	286,676	—	—	286,681	—	286,681
Conversion of redeemable preferred shares	743,343,820	486	11,012,694	—	—	11,013,180	—	11,013,180
Deemed dividend to preferred shareholders	—	—	—	—	(544,773)	(544,773)	—	(544,773)
Accretion on preferred shares to redemption value	—	—	(38,582)	—	(280,369)	(318,951)	—	(318,951)
Issuance of ordinary shares upon Initial Public Offering	75,000,000	50	1,342,831	—	—	1,342,881	—	1,342,881
Repurchase of the surrender shares	(26,251,889)	(16)	(573,600)	—	(125,064)	(698,680)	—	(698,680)
Fairlubo Auction Company Limited share swap	13,026,713	9	161,294	(1,953)	—	159,350	74,561	233,911
Transaction with non-controlling interests	—	—	(182)	—	—	(182)	(4,819)	(5,001)
40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power granted to Mr. Kun Dai	—	—	5,146	—	32	5,178	589	5,767
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity	interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Foreign currency translation adjustments	—	—	—	(17,869)	—	(17,869)	(106)	(17,975)
Net loss	—	—	—	—	(1,988,676)	(1,988,676)	(1,452)	(1,990,128)
Issuance of ordinary shares due to exercise of the share option	6,957,492	6	1,279	—	—	1,285	—	1,285
Share-based compensation	—	—	100,295	—	—	100,295	—	100,295
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(2,747,798)	(1,538,285)	(1,990,128)	(285,275)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	165,873	1,052,032	100,295	14,377
Depreciation of property, equipment and software	68,185	88,803	88,939	12,749
Amortization of intangible assets	3,678	5,619	6,892	988
Amortization of right-of-use assets	—	—	75,924	10,883
Loss from disposal of property, equipment and software	1,542	290	2,710	388
Equity in income of affiliates	(3,597)	(2,631)	(30,231)	(4,333)
Cash dividend received	—	—	4,389	629
(Gains)/losses from guarantee liabilities	(2,284)	1,931	362,597	51,976
Accrual of allowance for doubtful accounts	1,604	19,703	1,411	202
Deferred income tax liabilities	(620)	(1,107)	(1,678)	(241)
Impairment of long-term investment	—	—	37,775	5,415
Gains from disposal of long-term investment, net	—	—	(28,257)	(4,050)
Provision for credit losses	38,075	40,626	271,372	38,900
Fair value change of derivative liabilities	885,821	(1,185,090)	—	—
Goodwill impairment	—	3,670	—	—
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	(222,391)	(595,277)	315,726	45,258
Amounts due from related parties	—	—	(51,590)	(7,395)
Advance to consumers on behalf of financing partners	(796,278)	305,509	519,773	74,507
Loan recognized as a result of payment under the guarantee	(478,492)	(409,093)	(1,533,259)	(219,784)
Advance to sellers	(200,513)	(446,427)	347,402	49,798
Financial lease receivables	(26,832)	141,517	156,301	22,405
Inventory	(67,252)	58,561	5,588	801
Payables, accruals and other current liabilities	911,639	654,281	674,946	96,750
Deposit of interests from consumers and payable to financing partners	628,889	(563,527)	(470,105)	(67,387)
Deferred revenue	6,508	87,562	(60,893)	(8,729)

Net cash used in operating activities	(1,834,243)	(2,281,333)	(1,194,101)	(171,168)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	885	7,735	43,611	6,251
Purchase of property, equipment and software	(81,211)	(133,907)	(46,820)	(6,711)
Cash paid for long-term investments	(152,723)	(189,450)	—	—
Cash paid for acquisition, net of cash acquired	(3,575)	(66,339)	—	—
Proceeds from disposal of long-term investments	5,048	—	96,838	13,881
Decrease/(increase) in short-term investments	96,118	(595,078)	597,984	85,718
Loan extended to a related party	(451,385)	(101,578)	—	—
Cash deposits transferred to Golden Pacer (Note 3)	—	—	(1,175,867)	(168,554)

Net cash used in investing activities	(586,843)	(1,078,617)	(484,254)	(69,415)

Cash flows from financing activities:
Proceeds from borrowings	800,887	1,209,431	132,809	19,037
Net proceeds from issuance of convertible notes	—	—	1,853,381	265,672
Net proceeds from issuance of convertible redeemable preferred shares	2,721,065	1,674,408	—	—
Repayment of convertible notes	—	—	(1,190,182)	(170,606)
Repayment of borrowings	(204,068)	(1,183,797)	(735,294)	(105,400)
Acquisition of non-controlling interest in a subsidiary	(29,042)	—	—	—
Net proceeds from initial public offering and issuance of convertible notes	—	2,574,010	—	—
Proceeds from exercise of options	—	—	12,916	1,851

Net cash generated from financing activities	3,288,842	4,274,052	73,630	10,554

Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,334	(9,278)	960	138

Net increase/(decrease) in cash, cash equivalents and restricted cash	871,090	904,824	(1,603,765)	(229,891)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	2017	2018	2019
	RMB	RMB	RMB	US$

Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the year	—	179,202	1,001,325	143,534
Cash, cash equivalents and restricted cash at beginning of the year	1,038,113	1,730,001	1,812,702	259,841

Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the year	179,202	1,001,325	25,074	3,594
Cash, cash equivalents and restricted cash at end of the year	1,730,001	1,812,702	1,185,188	169,890

Supplemental disclosure of cash flow information
- Cash paid for income tax	6,429	4,575	7,754	1,111
- Cash paid for interest	6,386	32,113	77,924	11,170

Supplemental schedule of non-cash investing and financing activities
- Accretion on redeemable preferred shares	555,824	318,951	—	—
- Deemed dividend to preferred shareholders	587,564	544,773	—	—
- Deemed dividend from preferred shareholders	92,779	—	—	—
- Repurchase of the surrender shares	—	746,253	—	—

	December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Cash and cash equivalents	291,973	800,997	478,200	68,547
Restricted cash	1,438,028	1,011,705	706,988	101,343
Cash, cash equivalents and restricted cash reclassified as held for sale assets	179,202	1,001,325	25,074	3,594
Total cash, cash equivalents and restricted cash	1,909,203	2,814,027	1,210,262	173,484

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

The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”). In order to devote all resources towards developing and scaling up its online used car business and to relieve its future growth from additional guarantee obligations or credit risks, the Group made a series of strategic divestiture transactions (the “Divestiture Transactions”) that occurred during 2019 and subsequent period in 2020. Prior to these Divestiture Transactions disclosed in below paragraphs, the Group was primarily engaged in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C).

Divestiture Transactions

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The transaction contemplated under the definitive agreements was closed in January 2020.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business in exchange for a total cash consideration of US$105 million. The transaction contemplated under the definitive agreements was closed in April 2020.

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements, respectively, with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the fourth quarter of 2019. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements.

After the Divestiture Transactions, the Group will primarily operate its cross-regional online used car transaction business (2C).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

As of December 31, 2019, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) Information Technology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Co., Ltd.	Hangzhou	March 25, 2013	100%	Loan facilitation
Bo Yu Finance Lease (Tianjin) Co., Ltd.	Tianjin	March 6, 2015	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Transaction service
Youzhen (Beijing) Business Consulting Co., Ltd.	Beijing	March 28, 2016	100%	Transaction service
Youxin (Shanghai) Second Hand Car Business Co., Ltd.	Shanghai	January 26, 2016	100%	Transaction service
Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd.	Beijing	March 13, 2015	94.94%	Salvage car auction
Youxin (Shanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Transaction service
Youyuan (Beijing) Information Technology Co., Ltd.	Beijing	October 21, 2016	100%	Transaction service
Youfang (Beijing) Information Technology Co., Ltd.	Beijing	March 25, 2016	100%	Transaction service

As of December 31, 2019, the Company’s principal subsidiaries and consolidated VIEs are as follows:

VIEs	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities
Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11, 2011	99.99%	Auction platform
Beijing Fengshun Lubao Automotive Auction Co., Ltd.	Beijing	June 10, 2011	94.94%	Salvage car auction
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12, 2015	99.99%	Transaction service

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity

The Company has incurred net incurring losses from operations since inception. The Company incurred net losses from continuing operations of RMB1,268.8 million, RMB1,351.8 million and RMB1,327.7 million for the years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficit amounted to RMB10,680.5 million and RMB12,669.2 million as of December 31, 2018 and 2019, respectively.

As of the issuance date of the annual consolidated financial statements for the year ended December 31, 2019, the Company expects that its cash and cash equivalents, and cash consideration received from its recent Divestiture Transactions would be sufficient to fund its operating expenses, capital requirements and other contractual obligations for at least the next 12 months. The Company is entitled to receive a total cash consideration of RMB330 million and US$105 million from the divestiture of its salvage car related business and 2B business, respectively, of which RMB165 million was received in January 2020 and US$75 million was received in April 2020, and the remaining considerations will be received before the end of the first half of 2020. In addition, as the Company no longer provides any loan facilitation related guarantee services as a result of the divestiture of its loan facilitation related business, the Company is no longer obligated to incur any additional guarantee liabilities that would require any cash outflows going forward. The consolidated financial statements of the Company have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

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

2.2 Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet all of the criteria to be classified as held for sale in accordance with ASC 205-20-45-1E Initial Criteria for Classification of Held for Sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

Once a disposed business meets the criteria of held for sales and be reported as a discontinued operation, According to ASC 205-20-45-10, in the period(s) that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operation shall be presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheet.

In the Consolidated statement of comprehensive loss, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately (Note 3).

The following accounting policies support the basis of presentation of the Divestiture Transactions disclosed in Note 1.

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the fourth quarter of 2019.

Assets and liabilities related to the divestiture of 2C intra-regional business and loan facilitation related service were reclassified as assets/liabilities held for sale as of December 31, 2019, while results of operations related to discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Discontinued operations (continued)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business.

Assets and liabilities related to the divestiture of 2B online used car auction business were reclassified as assets/liabilities held for sale as of December 31, 2019, while results of operations related to discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

Divestiture of salvage car related business

On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business.

Assets and liabilities related to the divestiture of salvage car business were reclassified as assets held for sale of RMB230.1 million and liabilities held for sale of RMB199.1 million as of December 31, 2019. The divestiture of the Company’s salvage car business did not meet the criteria of discontinued operations and the results of operations were not presented as discontinued operations.

2.3 Basis of consolidation

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

2.3 Basis of consolidation (continued)

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

Prior to the Divestiture Transactions, the Company primarily operated 2B and 2C online platforms through one of the VIEs, Youxin Hulian via the contractual agreements. In January 2015, the MIIT eliminates the restrictions on foreign ownership in the SHFTZ Notice for enterprises in Shanghai Pilot Free Trade Zone that provide online data processing and transaction processing services (operating E-commerce) under value-added telecommunications services. Certain of our eligible WFOE and subsidiary of WFOE, Yougu and Youhan applied for and obtained the VATS Licenses to conduct E-commerce in 2015 and 2016, and they have been operating our 2B and 2C online platforms since then. After the Divestiture Transactions, the continued operations will still be primarily operated by the Company’s subsidiaries.

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

2.3 Basis of consolidation (continued)

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

2.3 Basis of consolidation (continued)

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

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB144.2 million as of December 31, 2018 and 2019. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

The following table sets forth the assets, liabilities and results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	December 31, 2018	December 31, 2019
	RMB	RMB

Cash and cash equivalents	67,940	913
Amounts due from related parties	165,940	201,303
Accounts receivable	6,957	7,073
Other receivables, net	95,297	74,283
Inventory	2,120	2,120
Prepaid expense and other current assets	22,364	2,600
Assets held for sale	—	150,767
Long-term investments	27,427	30,028
Property, equipment and software, net	12,436	4,398
Intangible assets, net	17,295	11,085
Goodwill	38,246	—
Total assets	456,022	484,570

Accounts payable	7,379	3
Amounts due to related parties	914,109	880,079
Current portion of long-term borrowings	281	—
Liabilities held for sale	—	176,902
Deferred tax liability	3,725	2,667
Other payables and accruals	249,841	191,902
Total liabilities	1,175,335	1,251,553

	2017	2018	2019
	RMB	RMB	RMB

Total revenues	244,830	416,578	160,626
Cost of revenues	(130,099)	(156,093)	(46,670)
Net loss	(603,030)	(85,882)	(47,672)

Net cash used in operating activities	(584,072)	(51,713)	(45,393)
Net cash (used in)/generated from investing activities	(5,529)	(67,516)	3,071
Net cash generated from financing activities	604,314	81,489	319
Net increase/(decrease) in cash and cash equivalents	14,713	(37,740)	(42,003)
Cash and cash equivalents at beginning of the year	90,967	105,680	67,940

Cash and cash equivalents reclassified as held for sale assets	—	—	25,024
Cash and cash equivalents at end of the year	105,680	67,940	913

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the allowance for loan recognized as a result of payment under the guarantee, guarantee liabilities and forfeiture rate of share-based compensation.

2.5 Fair value measurements

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

Financial instruments of the Company primarily comprise of cash equivalents, short-term investment, accounts receivable, loan recognized as a result of payment under the guarantee, finance lease receivables, short-term borrowings, accounts payable, guarantee liabilities and deposit of interests collected from customers and payable to financing partners. As of December 31, 2018 and 2019, their carrying values approximated their fair values because of their generally short maturities. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currencies

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income. The exchange rates used for translation on at the end of the year of 2018 and 2019 were US$1.00=RMB 6.8632 and RMB 6.9762, respectively, representing the index rates stipulated by the People’s Bank of China.

Transactions of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6. 9762, representing the index rates stipulated by the People’s Bank of China. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

2.7 Cash and cash equivalents

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.8 Restricted cash and short-term investment

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.12 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. Beginning in the fourth quarter of 2019, the Group no longer provides loan facilitation related services through its online platform.

As of December 31, 2018 and 2019, the restricted cash in relation to guarantee represented 7.5% and 4.4% of the outstanding facilitated loan balance, respectively.

Short-term investments are mainly comprised of time deposits and investment products placed with banks with original maturities longer than three months but less than one year.

2.9 Inventory

Inventories consist of GPS devices, auto check equipments and others. Inventories are valued at the lower of cost or market. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of December 31, 2018, inventories mainly included GPS devices and auto check equipments of RMB8.1 million and RMB1.4 million, respectively. As of December 31, 2019, inventories mainly included GPS devices and auto check equipments of RMB11.1 million and RMB1.4 million, respectively.

2.10 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was nil as of December 31, 2018 and 2019.

2.11 Advance to consumers on behalf of financing partners

Before the fourth quarter of 2019, the Group facilitates loans extended by third-party financing partners to consumers through its online platform. The Group started to cooperate with third-party financing partners beginning September 2015. From September 2015, the third-party financing partners provided all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collaterals over the cars purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners’ behalf to the applicable car dealers directly. The balance represents a legal claim of the Group from third-party financing partners. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements. The Group no longer provides loan facilitation related services through its online platform since the fourth quarter of 2019. As of December 31, 2018 and 2019, the advances to consumers on behalf of financing partners were RMB521.9 million and RMB2.1 million, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Financial lease receivables

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

The Group started to cooperate with third-party financing partners from September 2015. Before September 2015, the Group entered into finance lease arrangements with consumers who needed financing for car purchases. In the third quarter of 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars.

Financial lease receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for the allowance for credit losses. Allowance for financial lease receivables is provided when the Group has determined the balance is impaired.

2.13 Guarantee liabilities

Before the fourth quarter of 2019, the third-party financing partners offered financing solutions to the Borrowers and the Company was required to provide a guarantee in the event of default.

The financial guarantee is within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”. The liability is recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liabilities, the Company’s guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. Accordingly, the guarantee liabilities are recognized in “gains/(losses) from guarantee liabilities” in the statements of comprehensive loss by a systematic and rational amortization method, e.g. over the term of the loan.

As of December 31, 2018 and 2019, the amount of maximum potential future payment that the Group could be required to make under the guarantee for the underlying facilitated loan balance was RMB27.6 billion and RMB15.5 billion, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Property, equipment and software, net

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

2.15 Intangible assets, net

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

2.16 Goodwill

In accordance with ASC 805 Business Combination, goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired.

Goodwill is not amortized but is tested for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that it might be impaired based on the requirements of ASC 350-20. In accordance with the FASB guidance on “Testing of Goodwill for Impairment,” we have elected to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In this assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. Otherwise, no further testing is required. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit’s goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit’s tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, tax and cash flows of the reporting unit. As of December 31, 2019, there was no event or any circumstance that the Company identified, which indicate that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.16 Goodwill (continued)

As of December 31, 2019, RMB100.9 million of the goodwill balance was reclassified as assets held for sale due to the Company’s divestiture of salvage car related business.

2.17 Long-term investments

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

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to fiscal 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

2.18 Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2018 and 2019.

2.19 Deferred revenue

Deferred revenue mainly represents warranty program provided by the Company and the share of fee revenue earned by the appointed depositary of the Company. The warranty program includes a 6-month or 10,000 kilometer and 1-year or 20,000 kilometer warranty, covering both maintenance and all major structural components. As of December 31, 2018 and 2019, the deferred revenue was RMB115.2 million and RMB54.3 million, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition

Prior to the Divestiture Transactions occurred during 2019 and subsequent period in 2020 disclosed in Note 1, the Group used to primarily engage in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). Revenues generated from these businesses were presented as three revenue streams as Transaction facilitation revenue and Loan facilitation revenue to consumers (2C), and Transaction facilitation revenue to business (2B). Meanwhile, the Group has been focusing more on the 2C cross-regional service business since second half of 2018. The cross-regional transactions mean transactions completed on the Company’s platform where the buyer completes the purchase of a car without having physically inspected the car on-site, which primarily comprise transactions where the buyer is located in a different city from which the car purchased. Whereas the 2C intra-regional transactions mainly include similar transactions when the consumers are located in the same city as where the cars are located.

Starting from the third quarter of 2019, given the divestiture of 2C intra-regional business and loan facilitation service to Golden Pacer (Note 1), the Group modified its existing/surviving cross-regional service contract and no longer provides loan guarantee service. Therefore, 2C cross-regional business is renamed as Online used car transaction to consumers. Accordingly, the revenues generated from the Online used car transaction are renamed as 2C - Commission revenue, and value-added service revenue starting in the third quarter of 2019 and beyond. For the divestiture of 2C business, the Group presented the results as discontinued operations for the year of 2019 and all the prior comparable periods (Note 3).

Besides these two main revenue streams, the Group always has Other revenue generated from the other services and businesses throughout all periods.

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To achieve that core principle, an entity should apply five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Company considered appropriate method to allocate the transaction price to each performance obligations, based on the relative standalone selling prices of the services provided. In estimating the standalone selling price for the services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers selling prices of similar services. Revenue is recognized upon transfer of control of these promised services to a customer.

The Group, from time to time, provides incentives to consumers. These incentives are given in the form of discount coupon to consumers. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net off cash incentives and value-added-tax collected from customers.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

Online used car transaction services

The Company’s online platform and offline infrastructure enable consumers to buy used cars online via online used car transaction services. The online used car transaction services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located. The Company’s offline infrastructure provides consumers with payment and settlement, delivery and fulfilment services (including logistics and delivery, title transfer and vehicle registration), and warranty services. The Company uses www.xin.com as its 2C online platform, which assists in publishing the used cars of car dealers (the “B”, the “Dealer” or the “Seller”) for consumers (the “C”, the “Consumer”, or the “Buyer”). The online used car business mainly includes three services as follows:

•                  Broker transaction (or commission-related service): The Company provides used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. The Company charges the Consumer the commission fees based on agreed percentage of final car sales price;

•                  Value-added service: For the Consumers that have financing needs, the Company provides additional services to Consumers based on agreed amount or agreed percentages, including but not limited to the following:

1.              Channel service:

• Uxin provides advice on financial solutions and refer Consumers to financing platforms

• Uxin helps check the documents in relation to application of financial products prepared by Consumers

2.              Safety-guaranteed service:

• Uxin provides GPS purchase and installation service

• Uxin provides other assistances to Consumers if necessary, such as sharing the GPS trajectory when there is a car theft, etc.

3.              Mortgage service:

• Uxin assists in mortgage registration process if needed

• Uxin assists on the purchase of insurance policy offered by insurance company

•                  Warranty service: is provided for selected cars sold with Uxin’s authentication, e.g. for cars sold with “Uxin golden authentication”, the Group provides the Buyer with 30-day return due to significant issues that existed prior to deal close & 1-year or 20,000-kilemeter warranty service for qualified issues up to the car price; For cars sold with “Uxin silver authentication”, the Group provides the Buyer with 30-day return due to issues that existed prior to deal close & 6-month or 10,000-kilemeter warranty service for qualified issues up to RMB 20,000.

The Company determined the Consumer as customer of the online used car business in accordance with ASC 606, the Company collects the fees for both of the Broker transaction service and Value-added service from the Consumer, only. The Company may sell the Broker transaction service alone, but does not sell the Value-added service or warranty service individually or separately. These two services are sold together with the Commission-related service either separately or collectively. Each of these services is identified as one performance obligation. The Company allocates the transaction price to each of these performance obligations on a relative standalone selling price basis or market price, based on different type of the contract or combined contracts.

The Company recognizes both the Commission revenue from the Broker transaction service and the Value-added services upon the closing of car sale; For warranty service (6-month and 1-year types only), since the Consumer receives, consumes and benefits the warranty service simultaneously when the Company performs the service, therefore the Company recognizes the warranty revenue over the warranty period, i.e. 6-month or 1-year period. Revenue derives from value-added service and warranty service were collectively reported as Value-added service revenue on the Company’s Consolidated Statement of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

Others

Other revenue is mainly comprised of sales of commission of salvage cars sales, interest income of financial lease, etc.

In the third quarter in 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars. In these arrangements, the Group is considered the originator of the financing and held such creditor’s rights. The Group generates interest income from these arrangements. Interest income is recognized over the financial lease period, taking into account of the principal outstanding and the effective interest rate over the period to maturity.

2C

Given the divestiture of the Group’s 2C intra-regional business and loan-facilitation related service, the Group presented the results of the these business as discontinued operation for the year of 2019 and all the prior comparable periods (Note 3) based on the following recognition policy:

The Company’s online platform and offline infrastructure facilitates used car dealers to list and sell its used cars to individual consumers via cross-regional service and intra-regional service. The Company started its cross-regional transaction facilitation service in the first quarter of 2018. The cross-regional transaction facilitation services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located; whereas intra-regional transaction facilitation services cater to local individual consumers. For each used car sold through intra-regional 2C business with financing solutions and each used car sold through cross-regional 2C business with or without financing solutions, the Company charges a transaction facilitation service fee to the consumer that equals the higher of a certain percentage of the price of the car and a minimum fee. The Company used to charge transaction facilitation service fees to car dealers for each used car sold through its intra-regional 2C business without financing solutions. Starting in the second half of 2018, to further facilitate market expansion, the Company gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. The transaction facilitation service fee is for services provided through its platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. The Company’s offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. The Company has identified two performance obligations for these transactions—warranty services and other transaction facilitation services. The revenue relating to warranty services is deferred and recognized over the warranty period as the Company stands ready to perform during that period. Other than the warranty services provided, the transaction facilitation revenue is recognized at a point in time when the service is rendered, which occurs upon the completion of the successful transaction.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.20 Revenue recognition (continued)

2B

Given the divestiture of the Group’s entire 2B online used car auction business occurred in the first quarter of 2020, the Group presented the results of the 2B business as discontinued operation for the year of 2019 and all the prior comparable periods (Note 3) based on the following revenue recognition policy:

Launched in 2011, the Company’s 2B business, Uxin Auction (“优信拍”), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Business sellers include used car dealers, 4S dealership, which are dealerships that are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufactures and large corporation that may need to dispose of large fleets of used cars. Cars are sold through Uxin Auction through online auctions. The Group earns transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of the selling price of the underlying car or a minimum amount is recognized at a point in time following the transfer of control of such services to the customer, which occurs upon the completion of a successful transaction. As the Company does not assume inventory risk for the used cars, it is considered to be an agent in accordance with ASC 606. Accordingly, the Company recognizes the transaction facilitation income when the performance obligation is satisfied.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of December 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB31.3 million, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

2.21 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries and VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Commission	6%
Value-added service	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 5% to 12% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the cost of revenue in the Consolidated Statements of Comprehensive Loss.

2.22 Cost of revenues

Cost of revenues primarily consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc. Cost of revenues in relation to 2C intra-regional and loan facilitation related business and 2B related business was reclassified as discontinued operations.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, and advertising and promotion expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Advertising costs are expensed as incurred and the total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB27.6 million, RMB889.0 million and RMB443.6 million for the years ended December 31, 2017, 2018 and 2019, respectively.

2.24 Research and development expenses

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

2.25 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.26 Share-based compensation

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

2.27 Taxation

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.28 Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Statements of Comprehensive Loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Comprehensive Loss.

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

2.29 Loss per share

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Operating leases

The Company applied ASC 842, Leases, on January 1, 2019 on modified retrospective basis and has elected not to recast comparative periods. The Company has elected the package of practical expedients on the adoption date, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Consolidated Balance Sheet. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheet. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Loss. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

Upon the adoption of the new lease standard, on January 1, 2019, the Company recognized operating lease assets of RMB271.9 million and total operating lease liabilities of RMB257.5 million (including current liabilities of RMB55.1 million) on the Consolidated Balance Sheet. There was no impact to accumulated deficit at adoption.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.31 Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The amortized cost basis of financial assets should be reduced by expected credit losses to present the net carrying value in the financial statements at the amount expected to be collected. The measurement of expected credit losses is based on past events, historical experience, current conditions and forecasts that affect the collectability of the financial assets. Additionally, credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. For all other entities, including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. All entities may adopt the amendments in this Update earlier as of fiscal year beginning after December 15, 2018, including interim periods within these fiscal years. The Company will adopt this new guidance on January 1, 2020 using the modified retrospective transition approach. The guidance replaces the incurred loss impairment methodology with an expected credit loss model, which would mainly have impact on credit losses in connection with loans recognized as a result of payment under the guarantee liabilities and guarantee liabilities. In 2019, the FASB subsequently issued ASU 2019-04, ASU 2019-05, and ASU 2019-11, respectively, which contained updates to ASU 2016-13. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC326 would not be greater than RMB350.0 million.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The Board also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer, other than smaller reporting companies (SRCs), should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. All other entities, including not-for-profit entities, that are adopting the amendments in this Update should do so for their annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2021. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company will adopt this new guidance on January 1, 2020 and will apply the revised impairment model for all goodwill impairment tests within that fiscal year. The Company has determined that the impact of this new guidance on its consolidated financial statements is not expected to be material.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirement for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of the FASB’s disclosure framework project. The new guidance is effective for the fiscal years and interim reporting periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for the adoption of either the entire ASU or only the provisions that eliminate or modify the requirements. The Company has determined that the impact of this new guidance on its consolidated financial statements is not expected to be material.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.31 Recent Accounting Pronouncements (continued)

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the fourth quarter of 2019.

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

	2017	2018	2019
	RMB	RMB	RMB
Revenues
To consumers (“2C”)
Transaction facilitation revenue	230,250	481,055	391,447
Loan facilitation revenue	944,406	1,568,705	1,141,981
Total revenues	1,174,656	2,049,760	1,533,428

Cost of revenues	(478,137)	(427,548)	(296,347)
Gross profit	696,519	1,622,212	1,237,081

Operating expenses
Sales and marketing	(1,758,892)	(1,010,446)	(1,018,483)
Research and development	(201,082)	(185,488)	(155,168)
General and administrative	(99,361)	(504,066)	(486,098)
Gains/(losses) from guarantee liabilities	444	2,483	(168,212)
Total operating expenses	(2,058,891)	(1,697,517)	(1,827,961)

Loss from operations	(1,362,372)	(75,305)	(590,880)
Interest income, net	(32,218)	(81,128)	(14,355)
Other expenses, net	(12,552)	(14,965)	(4,468)
Foreign exchange gain	1,104	—	534
Loss from discontinued operations before income tax expense	(1,406,038)	(171,398)	(609,169)
Income tax expense	(359)	(12,941)	(2,992)
Net loss from discontinued operations	(1,406,397)	(184,339)	(612,161)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2C intra-regional business and loan-facilitation related service (continued)

In the fourth quarter of 2019, the Company transferred the legal titles of assets and liabilities in relation to the historically-facilitated loans for XW bank to Golden Pacer as one of the pre-closing conditions with no consideration exchanged. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements on April 23, 2020. Due to the legal titles of the assets and liabilities being transferred prior to year-end of 2019 while the transaction was not closed yet, these pre-transferred assets and liabilities were reclassified on a net basis under the name of “Net asset transferred” as of December 31, 2019.

The related assets and liabilities classified as held for sale of 2C intra-regional business and loan facilitation related service as of December 31, 2018 were as follows:

December 31, 2018
RMB
Asset

Restricted cash	1,001,325
Total asset held for sale	1,001,325

Liabilities

Guarantee liabilities	174,828
Deposit for interest collected from consumers and payable to financing partners - current	168,596
Total current liabilities	343,424

Deposit for interest collected from consumers and payable to financing partners - non-current	10,386
Total non-current liabilities	10,386

Total liabilities held for sale	353,810

The cash flow summary of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

	2017	2018	2019
	RMB	RMB	RMB

Net cash used in operating activities	(1,526,122)	(808,893)	(821,185)
Net cash used in investing activities	(2,491)	(4,642)	(187)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business.

Results of the discontinued operations of 2B business were as follows:

	2017	2018	2019
	RMB	RMB	RMB

Transaction Facilitation Revenue	467,583	606,599	283,711
Cost of revenues	(176,916)	(292,595)	(157,653)
Gross profit	290,667	314,004	126,058

Operating expenses
Sales and marketing	(264,919)	(187,811)	(120,082)
Research and development	(24,928)	(19,429)	(13,629)
General and administrative	(73,397)	(108,949)	(42,636)
Total operating expenses	(363,244)	(316,189)	(176,347)

Net loss from discontinued operations	(72,577)	(2,185)	(50,289)

Assets and liabilities classified as held for sale of 2B business were as follows:

	December 31, 2018	December 31, 2019
	RMB	RMB

Advance from buyers collected on behalf of sellers	105,456	50,396
Other payables and accruals	69,232	60,525
Total liabilities held for sale	174,688	110,921

The condensed cash flows of the discontinued operations of 2B business were as follows:

	2017	2018	2019
	RMB	RMB	RMB

Net cash used generated from/(used in) operating activities	27,897	(20,699)	2,338
Net cash (used in)/generated from investing activities	(17,206)	(40,180)	1,159

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. BUSINESS COMBINATION

During the periods presented, the Company completed several transactions to acquire controlling shares to enrich its products and to expand its business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

Acquisition of Beijing Youxin Chefang Automotive Technical Service Co., Ltd. (“Chefang”)

Chefang is a company that engages in services related to car maintenance. In order to enhance the service quality to consumers, on October 8, 2015, the Company acquired 26% ordinary equity interests in Chefang with the consideration of RMB10 million. On September 28, 2016, the Company paid RMB10 million with which the acquired ordinary equity interests in Chefang increased to 40.96%. On May 31, 2017, the Company acquired further 10.04% ordinary equity interest in Chefang with the consideration of RMB3 million in cash and obtained the power to control Chefang with the accumulated acquired ordinary equity interests stepped up to 51%. These investments were accounted for under equity method due to significant influence the Group has over Chefang until the control was obtained and the investments were in the form of ordinary shares. The goodwill recognized for the acquisition was RMB7.8 million. The Group also recognized a gain of RMB3.9 million upon the acquisition of the remeasurement of previously held equity interests. In the fourth quarter of 2018, the Company acquired further 49% ordinary equity interest in Chefang with the consideration of RMB 2.0 million in cash and controlled Chefang with the accumulated acquired ordinary equity interests stepped up to 100%. RMB3.7 million goodwill impairment was recorded for the year ended December 31, 2018.

Acquisition of Baogu Vehicle Technology Service (Beijing) Co., Ltd. (“Baogu”)

In order to enhance the service quality to consumers, in June 2015, the Company acquired 30% ordinary shares of Baogu, a vehicle warranty service provider, and accounted for the investment using equity method. The purchase consideration was RMB12.2 million. In August 2017, the Company acquired the remaining 70% ordinary shares of Baogu with consideration of RMB4 million in cash and obtained the power to control Baogu. The investment in the first 30% of ordinary shares of Baogu was accounted for under equity method due to significant influence the Group had over Baogu until the Group obtained control of Baogu. The goodwill recognized from the acquisition was RMB4.2 million. The Group also recognized a gain of RMB1.3 million upon the acquisition of the remeasurement of previously held equity interests.

The results of the acquired entities’ operations have been included in continuing operation in the Company’s consolidated financial statements since their respective dates of acquisition.

Acquisition of Zhejiang Dongwang Internet Technology Co., Ltd. (“Dongwang”) and Fairlubo Auction Company Limited (“Fairlubo”)

In addition to the above mentioned business transactions, the Company acquired Fairlubo in 2015 and Dongwang in 2018, both of which engage in salvage car related business. Dongwang and Fairlubo along with goodwill of RMB100.9 million resulted from their acquisition will be divested in 2020 (Note 1) and reclassified as held for sale assets as of December 31, 2019 in the Company’s consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. ADVANCE TO CONSUMERS ON BEHALF OF FINANCING PARTNERS

	December 31, 2018	December 31, 2019
	RMB	RMB

Advance to consumers on behalf of financing partners	521,908	2,135

The Group facilitated loans extended by third-party financing partners to consumers through their online platform before the fourth quarter of 2019. The third-party financing partners provided all the funds for the consumer loans, while the Group provided services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, the Group advanced the funds needed to purchase the car to the consumer on financing partners’ behalf to the applicable car dealers directly. The third-party financing partners paid the corresponding amounts to the Group as agreed in the corporation agreements. Since the fourth quarter of 2019, the Company ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

The balance of RMB2.1million as of December 31, 2019 have been subsequently paid by financing partners.

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

	December 31, 2018	December 31, 2019
	RMB	RMB

Loan recognized as a result of payment under the guarantee	810,327	2,343,586
Less: allowance for doubtful accounts	(256,639)	(763,122)
	553,688	1,580,464

The movement of allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 was as follows:

	2017	2018	2019
	RMB	RMB	RMB

Beginning of the year	(7,222)	(189,305)	(256,639)
Addition	(184,586)	(257,953)	(398,167)
Provision for credit losses (i)	(36,474)	(37,961)	(255,105)
Write-off	15,606	37,757	—
Bought out by certain non-bank financing institutions without recourse	—	85,560	—
Payments from the borrowers or other recoveries	23,371	105,263	146,789
Ending of the year	(189,305)	(256,639)	(763,122)

(i) Due to the impact of a series of regulations governing lending and debt collection promulgated by relevant authorities in the fourth quarter of 2019, the performance of the loan recognized as a result of payment under the guarantee has been adversely affected, and significant provision for additional credit losses was incurred in the fourth quarter of 2019, taking into the consideration of credit grades, vehicle collateral repossession and residual value of vehicle collateral.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE (CONTINUED)

The Company relies on the consumers’ credit history, loan-to-value ratio and other certain application information to evaluate and rank their risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of “Normal” are determined to have the highest probability of repayment, customers assigned a grade of “Attention” are determined to have a lower probability of repayment, and customers assigned a grade of “Secondary” are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers’ likelihood of repayment.

The balance of loan recognized as result of payment under the guarantee by grade of monitored credit risk quality indicator as of December 31, 2018 and 2019 were listed as below:

	December 31, 2018	December 31, 2019
	RMB	RMB

Normal	286,644	807,023
Attention	229,474	1,156,067
Secondary	294,209	380,496
	810,327	2,343,586

Loan recognized as a result of payment under the guarantee of RMB 435.3 million was pledged as collateral for long-term borrowings of RMB8.0 million and current portion of long-term borrowings of RMB152.3 million (Note 14).

7. ADVANCE TO SELLERS

	December 31, 2018	December 31, 2019
	RMB	RMB

Advance to sellers	692,714	288,550

When facilitating used car transaction, the Group connects the sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. The balance represents the prepayments to sellers by the Group. No allowance of advance to sellers was provided at December 31, 2018 and 2019, since no collection issues occurred in the past.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. OTHER RECEIVABLES, NET

	December 31, 2018	December 31, 2019
	RMB	RMB

Deposits in non-bank financing partners (i)	502,550	294,763
Rental and other deposits	77,902	89,761
Staff advance	55,652	28,080
Receivables from third-party payment settlement platform	34,787	7,143
Others	42,970	26,428
	713,861	446,175
Less: allowance for doubtful accounts	(6,457)	(6,119)
	707,404	440,056

(i) In relation with the Company’s historically-facilitated loans for non-banking financial institutions, which were not transferred to Golden Pacer during the divestiture of loan facilitation related business (Note 3), the Company, as the guarantor, is required to deposit a separate guarantee fund with those financial institutions.

The movement of allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 was as follows:

	2017	2018	2019
	RMB	RMB	RMB

At the beginning of year	(269)	(272)	(6,457)
Addition	(3)	(23,608)	(1,411)
Write-off	—	17,423	—
Reclassified as assets held for sale	—	—	1,749
At the ending of year	(272)	(6,457)	(6,119)

9. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2018	December 31, 2019
	RMB	RMB

VAT-input deductible	64,237	74,746
Prepaid non-banking financing partners service fees	26,295	21,335
Prepaid rental expense	46,581	16,560
Prepaid consulting and professional service fees	37,236	13,124
Prepaid marketing expense	218,145	12,627
Others	24,820	20,516
	417,314	158,908

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FINANCIAL LEASE RECEIVABLES

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements entered into with consumers.

The following table presents financial lease receivables as of December 31, 2018 and 2019, respectively.

	December 31, 2018	December 31, 2019
	RMB	RMB

Financial lease receivables due from car dealers	239,854	130,631
Less: allowance for doubtful accounts	—	(16,390)
	239,854	114,241

Financial lease receivables due from consumers	61,547	14,346
Less: allowance for doubtful accounts	(6,890)	(6,767)
	54,657	7,579

Financial lease receivables, net	294,511	121,820

The following present the aging of past-due financial lease receivables as of December 31, 2018:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB

Financial lease receivables due from car dealers	—	—	—	239,854	239,854
Financial lease receivables from consumers	—	7,748	7,748	53,799	61,547
	—	7,748	7,748	293,653	301,401

The following presents the aging of past-due financial lease receivables as of December 31, 2019:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB

Financial lease receivables due from car dealers	1,510	14,628	16,138	114,493	130,631
Financial lease receivables due from consumers	—	6,767	6,767	7,579	14,346
	1,510	21,395	22,905	122,072	144,977

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. FINANCIAL LEASE RECEIVABLES (CONTINUED)

The movement of allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 was as follows:

	2017	2018	2019
	RMB	RMB	RMB

At the beginning of year	(2,624)	(4,225)	(6,890)
Provision for credit losses	(1,601)	(2,665)	(16,267)
At the ending of year	(4,225)	(6,890)	(23,157)

The following lists the components of the net investment in financial lease receivables due from car dealers and consumers as of December 31, 2018 and 2019.

	December 31, 2018	December 31, 2019
	RMB	RMB

Total minimum lease payments to be received	303,273	146,006
Less: allowance for uncollectibles	(6,890)	(23,157)
Net minimum lease payments receivable	296,383	122,849
Less: unearned income	(1,872)	(1,029)
Net investment	294,511	121,820

11. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB

Cost
Leasehold improvement	147,704	155,548
Computer equipment	194,513	155,419
Software	23,500	26,031
Furniture	19,611	23,491
Vehicle and motor	12,220	6,553
Construction in progress	13,629	4,763
Total property, equipment and software	411,177	371,805

Less: accumulated depreciation and amortization
Leasehold improvement	(100,269)	(142,774)
Computer equipment	(90,134)	(99,358)
Software	(6,523)	(8,453)
Furniture	(8,037)	(8,311)
Vehicle and motor	(6,943)	(2,795)
Total accumulated depreciation and amortization	(211,906)	(261,691)

Net book value	199,271	110,114

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. PROPERTY, EQUIPMENT AND SOFTWARE, NET (CONTINUED)

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted to approximately RMB68.2 million, RMB88.8 million and RMB88.9 million for the year ended December 31, 2017, 2018 and 2019, respectively.

12. INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB

Supplier relationship	18,200	—
Software copyright	7,000	—
Others	10,002	3,490
Total intangible assets	35,202	3,490

Less: amortization	(14,023)	(3,300)
Net book value	21,179	190

A total net book value of RMB12.3 million intangible assets related with salvage car business, mainly including supplier relationship, software copyright, was reclassified to assets held for sale as of December 31, 2019. The total amounts charged to the Consolidated Statements of Comprehensive Loss for amortization expenses amounted to approximately RMB3.7 million, RMB5.6 million and RMB6.9 million for the year ended December 31, 2017, 2018 and 2019, respectively.

The annual estimated amortization expense for intangible assets subject to amortization for the remaining two years is as follows:

December 31, 2019
RMB

2020	154
2021	36
190

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	December 31, 2018	December 31, 2019
	RMB	RMB

Available-for-sales debt security investment
Orange Inc.	41,179	41,857
Less: impairment	—	(37,775)
Foreign currency translation adjustment	—	(968)
	41,179	3,114

Equity method investments
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	236,642	263,792
Beijing Gangjian Shoubao Cultural Media Center LLP	—	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	2,006	1,530
	238,648	269,822

Measurement alternative method investments
ClearVue Pony Holdings Limited. (“ClearVue Pony”)	68,632	—
Bai’an Online Property Insurance Co., Ltd. (“Bai’an”)	1,423	—
	70,055	—

Total long-term investments	349,882	272,936

Major investments of the Company during the year ended December 31, 2018 and 2019 are summarized as follows:

Investment accounted for as available-for-sale debt security investment

Investment in Orange Inc.

In June 2017, the Group subscribed convertible preferred shares of Orange Inc., a technology company, for a consideration of US$6 million. The Group’s investment represented 10.26% of the equity interests, on an if-converted basis. The preferred shares were not considered in-substance ordinary shares as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to ordinary shareholders. Thus the investment was classified as an available-for-sale investment in debt securities. As Orange Inc. incurred continuous losses starting from 2019 and began to liquidate the business in June 2019, the Company recorded other-than-temporary impairment of US$ 5.6 million (equivalent to RMB 38.7 million) as of December 31, 2019.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LONG-TERM INVESMENTS (CONTINUED)

Investments accounted for using equity method

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB 233.0 million. The Company exercises significant influence in Jincheng and therefore accounts for this as a long-term investment using equity method. In 2019, dividends of RMB 4.4 million was received from Jincheng.

Investment in Beijing Gangjian Shoubao Cultural Media Center LLP

In April 2019, the Company invested in Beijing Gangjian Shoubao Cultural Media Center LLP, focusing on advertising and media business. The Company is one of the limited partners and does not have control of the partnership. The investee has not started to operate yet.

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

Investments accounted for using a measurement alternative

The Group does not have significant influence over these equity investments which do not have readily determinable market value, and therefore accounted for these investments using a measurement alternative.

Investment in ClearVue Pony

The Company’s wholly-owned subsidiary Xin Limited entered into an agreement with ClearVue Partner II, L.P to establish ClearVue Pony to invest in Pony AI, a technology company focusing on automobiles pilotless system. After the transaction, the Company held 23.8% ownership with a consideration of US$10 million. Since the Company did not appoint Board member in ClearVue Pony and could not exercise significant influence, this investment accounted for as long-term investment using measurement alternative. In April 2019, the Company disposed the investment for a total cash consideration of US$16 million, with a net investment gain of US$4.3 million (equivalent to RMB29.5 million) recorded in gains from disposal of long-term investment, net on the Consolidated Statement of Comprehensive Loss.

Investment in Bai’an

In April 2019, the Company disposed the investment in Bai’an for a total cash consideration of RMB0.2 million, with the investment loss of RMB1.2 million recorded in gain from disposal of long-term investment, net on the Consolidated Statement of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. SHORT-TERM AND LONG-TERM BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of December 31, 2018 and 2019. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

Funding Partners	Fixed annual interest rate	Term	December 31, 2018	December 31, 2019
			RMB	RMB

Short-term borrowings	8.2%	within 12 months	325,715	111,122
Current portion of long-term borrowings	5.9%-9.8%	mature in 2020	298,873	152,303
Long-term borrowings	5.0%-6.7%	2 - 4 years	481,801	241,026
			1,106,389	504,451

Long-term borrowings of RMB8.0 million and current portion of long-term borrowings of RMB152.3 million were secured by loan recognized as a result of payment under the guarantee of RMB435.3 million as at December 31, 2019 (Note 6).

Short-term borrowings of RMB 111.1 million were secured by financial lease receivable — car dealers of RMB 130.6 million (Note 10).

The weighted average interest rate for the outstanding borrowings was approximately 6.5% and 6.1% as of December 31, 2018 and 2019, respectively.

15. GUARANTEE LIABILITIES

The movement of guarantee liabilities was as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance at the beginning of the year	76,325	173,907	321,255
Fair value of guarantee liabilities upon the inception of new guarantees	284,452	403,370	405,084
Guarantee settled	(184,586)	(257,953)	(398,167)
(Gains)/losses from guarantee liabilities	(2,284)	1,931	362,597
Reclassified as liabilities held for sale (Note 3)	(33,802)	(174,828)	—
Net assets transferred (Note 3)	—	—	(302,462)
Balance at the end of the year	140,105	146,427	388,307

Pursuant to the series of agreements with Golden Pacer, the Company ceased to provide loan facilitation related business starting from the fourth quarter of 2019. The remaining balances of guarantee liabilities as of December 31, 2019 are related to the guarantee obligations associated with the portion of the Company’s historically-facilitated loans which were not transferred to Golden Pacer during the divestiture of the Company’s loan facilitation related business (Note 3). The Company is also actively seeking appropriate solutions to properly settle and relieve itself from the remaining guarantee obligations to mitigate any relevant compliance risk associated with the newly promulgated laws and regulations, including the most recent Financing Guarantee Circular 37 promulgated in October 2019.

The terms of the guarantee range from 2 years to 4 years, as of December 31, 2019.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. DEPOSIT OF INTERESTS FROM CONSUMERS AND PAYABLE TO FINANCING PARTNERS

	December 31, 2018	December 31, 2019
	RMB	RMB

Deposit of interests from consumers and payable to financing partners	333,587	42,464
Less: current portion	(314,231)	(42,199)
Non-current portion	19,356	265

The Group facilitates loans extended by third-party financing partners to consumers through online platform. The third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions, including collection of interest deposits from the consumers at inception. The interest deposit approximates all the interest throughout the life of the loan. The balance represents the interest deposits from the consumers and subsequently payable to the financing partners. Since the second quarter of 2018, the Group ceased the practice of collecting interest on behalf of the financing partners, and the down payments made by the consumers no longer include deposits of interest.

As part of the transaction with Golden Pacer, the legal title of deposit of interest from consumers and payable to financing partners related with XW bank was transferred to Golden Pacer in the fourth quarter of 2019 (Note 3). Total amount was RMB45.7 million. The remaining balance as of December 31, 2019 represents the interest deposits payable to the remaining financing partners that were not part of the Golden Pacer transaction.

17. ADVANCE FROM BUYERS COLLECTED ON BEHALF OF SELLERS

	December 31, 2018	December 31, 2019
	RMB	RMB

Advance from buyers collected on behalf of sellers	270,347	147,923

When facilitating used car transaction, the Group connects sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. The balance represents the advance payments collected from buyers, which are subsequently paid to sellers in a short period of time.

18. OTHER PAYABLES AND ACCRUALS

	December 31, 2018	December 31, 2019
	RMB	RMB

Accrued advertising expenses	407,557	373,563
Accrued service fee for transaction support	14,151	233,970
Accrued salaries and benefits	185,597	150,465
Installments collected on behalf of financing partners	46,445	138,080
Tax payables	102,324	104,496
Accrued service fee for IT and office support	101,833	98,371
Deposits	137,844	77,709
Contract liabilities	9,704	27,025
Interest payable	61,434	25,447
Others	61,179	73,166
	1,128,068	1,302,292

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. CONVERTIBLE NOTES

	December 31, 2018	December 31, 2019
	RMB	RMB

2019 Notes	1,201,060	—
2020 Notes	—	330,934
2021 Notes	—	34,998
2024 Notes	—	1,638,485
Less: debt issuance cost	(12,868)	(6,977)
	1,188,192	1,997,440

Description of 2019 Notes

On June 9, 2018, the Company entered into a Convertible Note Purchase Agreement with CNCB (Hong Kong) Investment Limited (the “CNCB (Hong Kong)”), a company incorporated under the laws of Hong Kong. CNCB (Hong Kong) agreed to purchase convertible notes from the Company in the total principal amount of US$100 million (equivalent to RMB 686.3 million) bearing interest rate of 6% per annum. On June 12, 2018, the Company entered into the other Convertible Note Purchase Agreement with Golden Fortune Company Limited (the “Golden Fortune”), a company incorporated under the laws of the Cayman Islands and whose investment manager is ICBC Asset Management (Global) Company Limited. Golden Fortune agreed to purchase convertible notes from the Company in the total principal amount of US$75 million (equivalent to RMB 514.7 million) bearing interest rate of 6.5% per annum. Both of convertible notes (the “Notes”) would mature in 363 days since the offering date. CNCB (Hong Kong) and Golden Fortune may elect to convert their respective Notes into Class A ordinary shares from the 181st day after June 27, 2018 with conversion price per ordinary shares equal to 109.5% and 108% of IPO price per ordinary share, respectively. These two notes are together called 2019 Notes. The Company repaid the 2019 Notes shortly before due at the end of June 2019.

The Company has accounted for the 2019 Notes as a single instrument. The value of the 2019 Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. There was no BCF attribute to the 2019 Notes as the set conversion price for each of the Notes was greater than the fair value of the ordinary share at the date of the issuance.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. CONVERTIBLE NOTES (CONTINUED)

Description of 2020 Notes

On July 12, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Diamond CB Fund 1 with an aggregate principal amount of US$ 6.2 million bearing interest rate of 10% per annum due on July 12, 2020 and US$ 14.4 million bearing interest rate of 11% per annum due on October 12, 2020. Debt issuance cost was US$ 0.4 million. The Company also entered into a convertible note purchase agreement with PacificBridget Diamond CB Fund 2 on the same day with an aggregate principal amount of US$ 1.5 million bearing interest rate of 10% per annum due on July 12, 2020 and US$ 2.7 million bearing interest rate of 11% per annum due on October 12, 2020. Debt issuance cost was US$ 0.1 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 200.4 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$4.99 per ADS) upon maturity.

On August 16, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Inner Circle Mezzanine 1 with an aggregate principal amount of US$ 6.58 million bearing interest rate of 10% per annum due on August 16, 2020. Debt issuance cost was US$ 0.1 million. The Company also entered into a convertible note purchase agreement with PacificBridget TMT Mezzanine 1 on the same day with an aggregate principal amount of US$ 7.93 million bearing interest rate of 11% per annum due on November 12, 2020. Debt issuance cost was US$ 0.2 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 198.06 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$5.05 per ADS) upon maturity.

On October 10, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Global Mezzanine 1 with an aggregate principal amount of US$ 5.77 million bearing interest rate of 10% per annum due on October 9, 2020. Debt issuance cost was US$ 0.1 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 196.08 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$5.10 per ADS) upon maturity.

Above convertible notes together are called 2020 Notes.

Description of 2021 Notes

On November 18, 2019, the Company entered into a convertible note purchase agreement with PacificBridge Overseas Pionner 1 with an aggregate principal amount of US$ 4.92 million bearing interest rate of 11% per annum due on February 7, 2021. Debt issuance cost was US$ 0.1 million and is being amortized to interest expense. 2021 Notes may be converted, at an initial conversion rate of 196.1 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$5.10 per ADS) upon maturity.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. CONVERTIBLE NOTES (CONTINUED)

Description of 2024 Notes

The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million on June 10, 2019 bearing 3.75% interest rate per annum due on June 9, 2024 (“2024 Notes”). Early redemption is permitted if requested by holders in advance in writing three years after June 9, 2019. 2024 Notes may be converted, at an initial conversion rate of 323.6246 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$3.09 per ADS) upon maturity.

The Company has accounted for the 2020 Notes, 2021 Notes and 2024 Notes as a single instrument each. The value of the 2020 Notes, 2021 Notes and 2024 Notes are measured by the cash received. The debt issuance cost was recorded as a reduction to the long-term debts and are amortized as interest expenses using the effective interest method.

20. OTHER OPERATING INCOME

	2017	2018	2019
	RMB	RMB	RMB

VAT in super deduction	—	—	1,925

From 2019, in accordance with “the Notice of Regulations on Deepening the Reform of Value-Added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of China, several subsidiaries of the Company, is allowed to enjoy additional 10% VAT-in deduction for any services it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2021. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that subsidiaries’ daily operations in nature, and therefore is presented in Other operating income in the Consolidation Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. OPERATING LEASE

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to nine years.

Supplemental consolidated balance sheet information related to leases were as follows:

December 31, 2019
RMB

Right-of-use assets	45,446

Operating lease liabilities - current	32,892
Operating lease liabilities — non-current	10,075
Total lease liabilities	42,967

Weighted average remaining lease term	1.75
Weighted average discount rate	6.14%

Total operating lease costs were RMB161.3 million for the year ended December 31, 2019, including RMB58.7 million recorded from continuing business and RMB102.6 million from discontinued operations. Total short-term lease cost were RMB75.3 million for the year ended December 31, 2019, including RMB10.6 million recorded from continuing business and RMB64.7 million from discontinued operations.

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

2019
RMB

Cash paid for amounts included in the measurement of lease liabilities	134,071
Right-of-use assets obtained in exchange for operating lease liabilities	87,350

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. OPERATING LEASE (CONTINUED)

Maturities of lease liabilities are as follows:

December 31, 2019
RMB

2020	34,236
2021	8,668
2022	334
2023	334
2024	334
Thereafter	712
Total operating lease payments	44,618
Less: imputed interest	(1,651)
Total lease liabilities	42,967

At December 31, 2018, minimum lease payments for operating leases under the previous lease standard (“ASC 840”) were as follows:

December 31, 2018
RMB

2019	102,057
2020	51,969
2021	30,392
2022	26,913
2023	23,203
Thereafter	110,980
Total operating lease payments	345,514

For the years ended December 31, 2017 and 2018, the Company recognized lease expense of RMB137.2 million and RMB201.8 million, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group

Baidu (Hong Kong) Limited (“Baidu”)	Preferred Shareholder of the Company before June 27, 2018 and Class A ordinary shareholder of the Company after June 27, 2018
Baogu	An associate of the Group before August 31, 2017
Shanghai Xiao Qing Information Technology Co., Ltd. (“Xiao Qing”)	An associate of the Group
58.com	2024 Notes holder who appointed one of the Board members of the Company

Details of related party balances as of December 31, 2018 and 2019 and transactions for the year ended December 31, 2017, 2018 and 2019 were as follows:

Amounts due from related parties

	December 31, 2018	December 31, 2019
	RMB	RMB

Prepaid advertising expenses
58.com	—	51,590

Transactions with related parties

	2017	2018	2019
	RMB	RMB	RMB

Service provided by the related parties
58.com	—	—	47,054
Baidu	780	1,391	—
Baogu	10,747	—	—
Xiao Qing	1,503	—	—
	13,030	1,391	47,054

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

Youxinpai (Beijing) Information Technology Co., Ltd. and Youfang (Beijing) Information Technology Co., Ltd. have been qualified as “high and new technology enterprise” and enjoys a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

Tax holiday had no impact as there is no taxable profit for Youxinpai (Beijing) Information Technology Co., Ltd. , Youxin Internet (Beijing) Information Technology Co., Ltd. and Youfang (Beijing) Information Technology Co. for the year ended December 31, 2018 and 2019.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. INCOME TAX EXPENSE (CONTINUED)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the year ended December 31, 2017, 2018 and 2019 are as follows:

	2017	2018	2019
	RMB	RMB	RMB

Continuing operations:
- Current income tax (expense)/credit	(831)	(2,751)	876
- Deferred income tax credit	620	1,107	1,678
	(211)	(1,644)	2,554

Discontinued operations:
- Current income tax expense	(359)	(12,941)	(2,992)

Total income tax expense	(570)	(14,585)	(438)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Company:

	2017	2018	2019
	RMB	RMB	RMB

Loss before tax from continuing operations	(1,272,210)	(1,352,748)	(1,360,463)
Loss before tax from discontinued operations	(1,478,615)	(173,583)	(659,458)
Loss before tax	(2,750,825)	(1,526,331)	(2,019,921)
Income tax computed at PRC statutory tax rate	(687,706)	(381,583)	(504,980)
Effect of different tax rate	6,709	(21,369)	42,085
Non-deductible expense	241,114	93,925	180,699
Change of valuation allowance	439,313	294,442	281,758
	(570)	(14,585)	(438)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	December 31, 2018	December 31, 2019
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	636,440	780,265
Deductible advertising expense	540,627	617,918
Provision for credit losses	—	67,843
Accruals	68,271	67,067
Allowance	6,915	918
Less: valuation allowance	(1,252,253)	(1,534,011)
Net deferred tax assets	—	—

	December 31, 2018	December 31, 2019
	RMB	RMB

Deferred tax liabilities
Intangible assets arisen from business combinations	4,759	3,081
Reclassified to liabilities held for sale	—	(3,081)
Net deferred tax liabilities	4,759	—

Movement of valuation allowance

	2017	2018	2019
	RMB	RMB	RMB

Balance at beginning of the year	(518,498)	(957,811)	(1,252,253)
Changes of valuation allowance	(439,313)	(294,442)	(281,758)
Balance at end of the year	(957,811)	(1,252,253)	(1,534,011)

As of December 31, 2019, the Group had net operating loss carries forwards of approximately RMB4,035.9 million which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. For Youxinpai (Beijing) Information Technology Co., Ltd and Youfang (Beijing) Information Technology Co., Ltd. which have been qualified as “high and technology enterprise”, its loss carries forwards will expire from 2020 to 2029 according to newly issued Caishui 2018[78]. For all other remaining subsidiaries in China, the loss carries forwards will expire from 2020 to 2023.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2018 and 2019.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. ORDINARY SHARES

As of December 31, 2018 and 2019, 10,000,000,000 ordinary shares had been authorized respectively. A total of 887,617,391 ordinary shares, par value US$0.0001 per share, consists of 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2019. A total of 880,659,899 ordinary shares, par value US$0.0001 per share, consists of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2018. 40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power (one share with ten votes) granted to Mr. Kun Dai, Founder and CEO of the Group, upon the completion of the IPO.

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

On February 14, 2018, the Company adopted the 2018 Amended and Restated Share Incentive Plan (“2018 Plan”) and replaced 2013 Plan. Under the 2018 Plan, the Company increased the maximum number of shares available to 87,742,890.

On November 19, 2018, the Company amended and restated the 2018 Plan, and renamed it 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”). Under the 2018 Second Plan, the Company increased the maximum number of shares available to 102,040,053.

Stock options granted to an employee under the 2018 Second Plan are generally be exercisable upon the Company completes a Qualified IPO or a defined Corporate Transaction (i.e. change of control, etc.) and the employee renders service to the Company in accordance with a stipulated service schedule. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

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

The Company accounted for the share based compensation costs using an acceleration method over the requisite service period for the award based on the fair value on their respectively grant date.

Option modification

On September 22, 2019, the Company’s board of directors approved a reduction in the exercise price for all outstanding options previously granted by the Company with any exercise prices which were higher than US$1.03 per ordinary share, up to US$3.00 per ordinary share, to US$1.03 per ordinary share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. The Company accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the Consolidated Statements of Comprehensive Loss in the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

The Company granted 12,819,330, 25,224,000 and 4,247,500 stock options to Grantees for the years ended December 31, 2017, 2018 and 2019, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the stock options activity for the years ended December 31, 2017, 2018 and 2019:

	Number of shares	Weighted- average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$		000’US$	US$

Outstanding as of January 1, 2017	31,572,960	0.45	8.02	57,467.59	0.85

Granted	12,819,330	2.13	—	—	1.72
Forfeited	(3,146,130)	1.31	—	—	1.06

Outstanding as of December 31, 2017	41,246,160	0.90	7.53	147,427.66	1.10

Granted	25,224,000	2.90	—	—	3.32
Forfeited	(2,822,511)	2.39	—	—	2.32
Exercised	(8,452,649)	0.20	—	—	1.23

Outstanding as of December 31, 2018	55,195,000	1.85	7.74	27,773.18	2.03

Granted	4,247,500	1.36	—	—	0.02
Forfeited	(11,454,468)	2.36	—	—	2.65
Exercised	(6,772,504)	0.03	—	—	0.54
Modified	(5,873,482)	2.82	—	—	2.95

Outstanding as of December 31, 2019	35,342,046	1.81	8.33	31,391.17	1.72

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

Prior to our initial public offering, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the ‘‘Level B’’ recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

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

After our initial public offering in June 2018, the fair value of ordinary shares is determined by the closing market price of the ordinary shares on the relevant grant dates.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2019

Expected volatility	43%-51%	42%-47%	44%~45%
Risk-free interest rate (per annum)	2.08%-2.32%	2.49%~2.69%	1.6%~1.9%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%
Contractual term (in years)	10	10	10

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

For the Company’s stock options granted to Grantees, the completion of an IPO or the Corporate Transaction is considered to be a performance condition of the awards. An IPO or the Corporate Transaction, is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of an IPO or the Corporate Transaction. In case when it is considered probable that a Qualified IPO will be completed, the compensation cost should be recognized earlier for the key management grantees, at six (6) months prior to the anticipated consummation of the IPO, based on this special term offered to the key management grantees. All the options granted to key management are fully vested as at December 31, 2017, and a share-based compensation expense of US$ 4.2 million (equivalent to RMB 28.2 million) was recognized for the vested options offered to key management grantees for the year ended December 31, 2017, given the Qualified IPO is expected to be consumed within 6 months. A total of US$ 36.7 million (equivalent to RMB 242.9 million) share compensation expense was recognized immediately upon the completion of IPO on June 27, 2018. A total of US$21.7 million (equivalent to RMB 150.9 million) share-based compensation expense was recognized for the vested options offered to management and employees.

The Company granted 160,190 and 151,655 restricted shares to Grantees for the year ended December 31, 2018 and 2019, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the restricted shares activity for the year ended December 31, 2019:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of December 31, 2017	—	—

Granted	160,190	1.95
Vested	(26,856)	0.39

Unvested as of December 31, 2018	133,334	2.26

Granted	151,655	1.41
Vested	(184,988)	0.75
Forfeited	(66,667)	2.26

Unvested as of December 31, 2019	33,334	2.26

Total share-based compensation cost for the restricted shares amounted to US$ 0.1 million and US$ 0.1 million (equivalent to RMB 0.7 million) for the years ended December 31, 2018 and 2019, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. SHARE-BASED COMPENSATION (CONTINUED)

Stock incentive plan adopted by Fairlubo

In 2017, Fairlubo Auction Company Limited, one of the Group’s non-wholly owned subsidiaries adopted and started to operate its own share-based compensation plan. Their exercise prices of the share options, as well as the vesting periods of the share options and awarded shares are determined by the board of directors of this subsidiary at their sole discretion. The share options granted are normally vested over 4-year period, with ¼ of the total shares to be vested on each anniversary of the vesting commencement date, and the exercises of the awards of the Fairlubo are also subject to the completion of an IPO or immediately prior to a defined corporate transaction, which are considered to be a performance condition of the awards. An IPO or the defined corporate transaction is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to the Fairlubo’s stock options until the completion of an IPO or the corporate transaction, and hence no share-based compensation expense was recognized for the years ended December 31, 2017, 2018 and 2019, respectively. The salvage car related business was divested in January 2020 subsequently.

26. SEGMENT INFORMATION

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

27. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, accounts receivables, loan recognized as a result of payment under the guarantee, financial lease receivables and short-term borrowing at amortized cost. The carrying value of accounts receivable and financial lease receivables approximate their fair value which are considered a level 3 measurement. The fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a level 2 measurement. The guarantee liabilities are presented as a level 3 measurement, with the fair value estimated by discounting expected future payouts, net loss rates, expected collection rates and a discount rate for time value.

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

27. FAIR VALUE MEASUREMENTS (CONTINUED)

Assets and liabilities measured at fair value on a recurring basis

The Company measured its available-for-sale debt security investment, derivative liabilities, and guarantee liabilities at fair value on a recurring basis. As the Company’s available-for-sale debt security investments, derivative liabilities and guarantee liabilities are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of available-for-sale investment, derivatives liabilities and guarantee liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018 and 2019.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and 2019:

	December 31, 2018
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	553,568	42,510	596,078
Available-for-sale debt security investment	—	—	41,179	41,179
	—	553,568	83,689	637,257

Liabilities:
Guarantee liabilities	—	—	146,427	146,427

	December 31, 2019
	Active market	Observable input	Non- observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Available-for-sale debt security investment	—	—	3,114	3,114

Liabilities:
Guarantee liabilities	—	—	388,307	388,307

Refer to Note 13 and 15 for additional information about Level 3 available-for-sale debt security investment and guarantee liabilities measured at fair value on a recurring basis for the year ended December 31, 2018 and 2019.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. FAIR VALUE MEASUREMENTS (CONTINUED)

The roll forward of major Level 3 investments are as followings:

Total
RMB

Fair value of Level 3 investments as of December 31, 2017	—
New addition	237,510
Disposal of investments	(195,000)
Effect of exchange rate change	—
Fair value of Level 3 investments as of December 31, 2018	42,510
Maturity of investments	(42,510)
Fair value of Level 3 investments as of December 31, 2019	—

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

c. Guarantee liabilities

The fair value of the guarantee liabilities at loan inception is estimated by applying several different statistical methods allowing for the different features of loan products. The assumptions used are based on historical data and supplemented by market benchmarking. The time value of the estimated guarantee liabilities is recognized through discounting which considers the duration of the future payment pattern. The selected discount rate is based on the one year benchmark interest rate published by The People’s Bank of China.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. FAIR VALUE MEASUREMENTS (CONTINUED)

c. Guarantee liabilities (continued)

Valuation Methodology

• Paid Chain-ladder Development (“PCD”) method

The PCD method projects ultimate guarantee liabilities by using historical development patterns of cumulative loan default payments. The historical pattern is shown as the ratios of quarterly increases in cumulative payments by loan origination quarter. The methodology implicitly allows for future inflation as past inflation is included in the observed factors.

The methodology implies that the past payment history is a good estimate for the future pattern of guarantee liabilities development, assuming stable pricing and claim pattern, and no significant changes in external factors.

• Expected Delinquent Ratio (“EDR”) method

The EDR method estimates the ultimate guarantee liabilities by applying the expected delinquent ratio to the total loan amount (total risk exposure). This is done for different product types and by different loan origination quarter.

This method largely relies on the expected delinquent ratios used where the ratios are selected based on historical loss experiences of similar products in the market, future loss trends and etc.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. FAIR VALUE MEASUREMENTS (CONTINUED)

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

The development to ultimate pattern of each loan maturity is just the following:

The actual delinquent ratio at that maturity / The estimated ultimate delinquent ratio

Using the above implied pattern, we simulate the development to ultimate pattern for each loan origination month. We then apply the corresponding development pattern to the specific loan origination month to derive the ultimate guarantee liabilities for that month

Assumptions

• Selected Payment Pattern for PCD and PBF Methods

Payment patterns are selected for different product groups due to different risk factors. The largest development factor is observed in the second quarter where the amount of payment at end of first quarter tends to be 65 times more when reaching the end of second quarter on average. The development factors for payment matured two quarters and more are in the range of 3.11 to 1.01.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. FAIR VALUE MEASUREMENTS (CONTINUED)

• Initial Expected Delinquent Ratios for EDR and PBF Methods

The initial expected delinquent ratios used in the EDR and PBF methods are the same and are selected based on the historical experiences and supplemented with industry benchmark. The range of initial expected delinquent ratios are generally between 9% and 12%. If there are any abnormal loss events, the initial expected delinquent ratio will be set at a higher level incorporating the actual abnormal loss experiences.

• Discount Factors

The discount factors are in the range of 0.95 to 1 for guarantee liabilities with different maturities.

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

• Collection Rate

The collection rate used is 57%, 68% and 66.4% for the years ended December 31, 2017, 2018 and 2019, which is based on the historical experience supplemented with market benchmark.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the years presented are calculated as follows:

	2017	2018	2019
	RMB	RMB	RMB

Numerator:
Net loss from continuing operations	(1,268,824)	(1,351,761)	(1,327,678)
Net loss from discontinued operations	(1,478,974)	(186,524)	(662,450)
Total net loss	(2,747,798)	(1,538,285)	(1,990,128)

Net loss from continuing operations	(1,268,824)	(1,351,761)	(1,327,678)
Less: net loss from operations attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)
Net loss from continuing operations, attributable to UXIN Limited	(1,243,622)	(1,335,990)	(1,326,226)
Accretion on convertible redeemable Preferred Shares	(555,824)	(318,951)	—
Deemed dividend to Preferred Shareholders	(587,564)	(544,773)	—
Deemed dividend from Preferred Shareholders	92,779	—	—

Net loss attributable to ordinary shareholders from continuing operations	(2,294,231)	(2,199,714)	(1,326,226)

Net loss attributable to ordinary shareholders from discontinued operations	(1,478,974)	(186,524)	(662,450)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	49,318,860	477,848,763	886,613,598

Net loss per share attributable to ordinary shareholders, basic
- Continuing	(46.52)	(4.60)	(1.50)
- Discontinued	(29.99)	(0.39)	(0.75)

Net loss per share attributable to ordinary shareholders, diluted
- Continuing	(46.52)	(4.60)	(1.50)
- Discontinued	(29.99)	(0.39)	(0.75)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. NET LOSS PER SHARE (CONTINUED)

As the Company incurred losses for the years ended December 31, 2017, 2018 and 2019, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of Preferred Shares, convertible notes, Fairlubo Share Swap, non-vested restricted shares and options granted excluded from the calculation of diluted net loss per share of the Company of respective year were as follows:

	2017	2018	2019

Preferred Shares	541,283,717	367,859,970	—
Convertible notes	—	53,589,548	253,165,870
Fairlubo Share Swap	2,571,946	6,352,753	—
Non-vested restricted shares	—	133,328	33,331
Outstanding weighted average stock options	28,283,332	14,118,546	4,096,724
Total	572,138,995	442,054,145	257,295,925

29. EMPLOYEE BENEFIT

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

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB28.7 million, RMB116.1 million and RMB169.8 million for the year ended December 31, 2017, 2018 and 2019.

30. COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. During 2017, one competitor of the Group has filed lawsuits against the Group relating to disputes with respect to trademarks. In January and June 2019, two competitors of the Group has filed lawsuits against the Group relating to disputes with respect to unfair competition and infringement, respectively. During 2019, two putative securities class actions were brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with the Company’s initial public offering in June 2018. Based on currently available information, the Group does not believe that the ultimate outcome of any unresolved matter, individually and in aggregate, is reasonably possible to have a material adverse effect on the Group’s consolidated financial statements. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonable estimated. No accrual has been recorded by the Group as of December 31, 2018 and 2019 in respect of these cases.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to the concentration of credit risks consist of cash and cash equivalents.

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

32. SUBSEQUENT EVENTS

On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business in exchange for a total cash consideration of RMB330 million, of which RMB165 million was received in January 2020. The transaction with Boche was closed in January 2020.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business in exchange for a total cash consideration of US$105 million, of which US$75 million was received in April 2020. The transaction with 58.com was closed in April 2020.

Previously on July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the fourth quarter of 2019. In exchange, upon Golden Pacer’s achievement of certain profitability-related performance targets for both years of 2020 and 2021, the Company is entitled to purchase certain amount of preferred shares of Golden Pacer in 2020 and 2021, representing up to an aggregate of 18.4% of Golden Pacer’s outstanding shares (assuming no further issue of new shares) on a fully diluted and as-converted basis for US$0.00001 per share. In addition, the Company will be entitled to receive 85% of net cash inflow generated by the divested and transferred assets and liabilities from Golden Pacer in relation to the historically-facilitated loans for XW Bank. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. SUBSEQUENT EVENTS (CONTINUED)

COVID-19 Pandemic

Since early 2020, the epidemic of Coronavirus Disease 2019 (the “COVID-19 pandemic”) has spread across China and other countries, and has adversely affected businesses and economic activities in the first quarter of 2020 and beyond. In response to that, the Company has assessed that the COVID-19 pandemic has the following related impacts on the Company’s business and operations:

i.                    The outbreak of COVID-19 has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars were also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or had yet to resume full operations. All of these measures created considerable barriers to used car purchase and fulfillment, therefore it has disrupted the Company’s business and operations during the first quarter of 2020 and may continue to weigh on the Company’s operation results throughout the second quarter of 2020.

ii.                 In addition, borrowers’ abilities or willingness to repay their auto loans have been adversely affected by general economic downturns. Thus, additional provisions for both credit losses and additional guarantee liabilities are warranted in the first quarter of 2020, as the Company expects a higher delinquency ratio and a lower collection ratio for the historically-facilitated loans that were not divested. Up to the date of this report, the Company is still assessing the aforementioned additional provisions in accordance with the new accounting standard ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) for credit loss effective January 1, 2020. The Company is still evaluating these provisions, which are expected to be material.

Change in Fiscal Year End to Adapt to Seasonality

On April 26, 2020, the Board of directors approved to change the Company’s fiscal year end from December 31 to March 31 to ensure that the Company can allocate ample resources towards driving sales during peak season in the fourth quarter and focus on strategic planning for the new fiscal year during slow season in the first quarter.

The Company will file a transition report on the Form 20-F to cover the transition period from January 1, 2020 to March 31, 2020 in due course as required under the applicable regulations. The Company’s earnings release for the three months ended March 31, 2020 will be announced concurrently with the filing of the transition report on the Form 20-F.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

33. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended December 31, 2017, 2018 and 2019, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB825.2.million, or 177.4% of the Group’s total consolidated net assets as of December 31, 2019 (RMB978.2 million, or 41.1% as of December 31, 2018).

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets

	December 31, 2018	December 31, 2019
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	10,288	3,341
Short-term investment	553,568	—
Prepaid expenses	23,100	1,047
Amounts due from related parties	9,318,188	9,140,957
Other receivables	18,015	6,984

Total assets	9,923,159	9,152,329

LIABILITIES AND EQUITY

Current liabilities
Other payables and accruals	10,584	93,821
Investment deficit in subsidiaries	6,195,553	8,194,449
Amounts due to related parties	90,251	12,937
Convertible notes, current	1,188,192	324,644
Other current liabilities	64,446	22,998

Non-current liabilities
Convertible notes, non-current	—	34,312

Total liabilities	7,549,026	8,683,161

Shareholders’ equity

Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018; 846,771,473 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2019)	575	581
Additional paid-in capital	12,967,986	13,069,560
Accumulated other comprehensive income	86,061	68,192
Accumulated deficit	(10,680,489)	(12,669,165)
Total shareholders’ equity	2,374,133	469,168

Total liabilities and shareholders’ equity	9,923,159	9,152,329

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

	2017	2018	2019
	RMB	RMB	RMB

Total revenues	—	4,497	—
Cost of revenues	—	(147)	—
Gross profit	—	4,350	—

Operation expense
Sales and marketing	—	(34,591)	(24,622)
Research and development	—	(17,376)	(258)
General and administrative	(171,172)	(1,019,055)	(136,459)
Total operating expenses	(171,172)	(1,071,022)	(161,339)

Loss from operations	(171,172)	(1,066,672)	(161,339)

Share of loss of subsidiaries and VIEs	(1,703,491)	(1,641,754)	(1,818,665)
Interest income/(expense), net	17,849	(25,262)	(47,677)
Other (expense)/income, net	(14)	4,213	39,131
Foreign exchange gain	3,849	2,951	(126)
Fair value change of derivative liabilities	(869,617)	1,204,010	—
Net loss	(2,722,596)	(1,522,514)	(1,988,676)

Accretion on redeemable preferred shares to redemption value	(555,824)	(318,951)	—
Deemed dividend to Preferred Shareholders	(587,564)	(544,773)	—
Deemed dividend on Preferred Shareholders	92,779	—	—
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)

Net loss	(2,722,596)	(1,522,514)	(1,988,676)
Other comprehensive income/(loss)
Foreign currency translation	46,065	11,406	(17,869)
Total comprehensive loss	(2,676,531)	(1,511,108)	(2,006,545)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of cash flows

	2017	2018	2019
	RMB	RMB	RMB

Net cash generated from/ (used in) operating activities	6,080	(55,088)	18,977
Net cash generated from/(used in) investing activities	102,577	(3,999,403)	755,553
Net cash (used in)/generated from financing activities	(29,042)	3,982,230	(781,527)
Effect of exchange rate changes on cash and cash equivalents	(2,592)	4,730	50
Net increase/(decrease) in cash and cash equivalents	77,023	(67,531)	(6,947)
Cash and cash equivalents at beginning of the year	796	77,819	10,288
Cash and cash equivalents at end of the year	77,819	10,288	3,341