Form 20-F
period 2020-03-31
Uxin Ltd
filed 2020-07-24
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2020 to March 31, 2020

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38527

Uxin Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1-3/F, No. 12 Beitucheng East Road,

Chaoyang District,

Beijing 100029,

People’s Republic of China

(Address of principal executive offices)

Zhen Zeng, Chief Financial Officer

Telephone: +86 10 5631-2700

Email: ir@xin.com

1-3/F, No. 12 Beitucheng East Road,

Chaoyang District,

Beijing 100029,

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

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

846,857,596 Class A ordinary shares (excluding the 16,512,922 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of March 31,2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes   ⌧ No

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

⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

◻ Yes ⌧ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻  Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻ Yes   ◻ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this transition report on Form 20-F, or Transition Report, to:

●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares, par value US$0.0001 each;
●	“China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this Transition Report only, Taiwan, Hong Kong, and Macau;
●	“GMV” are to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;
●	“RMB” and “Renminbi” are to the legal currency of China, which is our reporting currency;
●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
●	“Uxin” or “our platform” are to our Uxin Used Car platform; and
●	“we,” “us,” “our company” and “our” are to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and its consolidated affiliated entities in the PRC.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this Transition Report were made at a rate of RM7.0808 to US$1.00, the exchange rate on as of the end of March 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

EXPLANATORY NOTE

On April 26, 2020, the board of directors of Uxin Limited approved a change of fiscal year end from December 31 to March 31 beginning from April 1, 2020, to ensure we can allocate ample resources towards driving sales during peak season in the fourth quarter and focus on strategic planning for the new fiscal year during slow season in the first quarter, due to clear seasonal patterns of China’s used car market. As a result, we are required to file this Transition Report on Form 20-F for the three-month transition period of January 1, 2020 to March 31, 2020. After filing the Transition Report, our next fiscal year will be the fiscal year ended March 31, 2021. Unless otherwise noted, all references to “fiscal year” in this transition report on Form 20-F refer to the fiscal year which, prior to the transition period, ended on December 31. Our condensed consolidated financial statements for the transition period from January 1, 2020 to March 31, 2020 prepared in accordance with U.S. GAAP are unaudited. We note that this Transition Report on Form 20-F is filed pursuant to Rule 13a-10(g)(4) of the Securities Exchange Act of 1934, as amended, which permits us to respond to only Items 5, 8.A.7., 13, 14 and 17 or 18 of Form 20-F.

FORWARD-LOOKING INFORMATION

This Transition Report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;

●	our ability to retain and increase the number of customers on our platform and for our services, and expand our service offerings;
●	our ability to provide quality services and compete effectively;
●	our ability to effectively manage risks, including credit risks and fraud risks;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs, expenses or expenditures;
●	the expected growth of, and trends in, the market for our services;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	public health crisis, such as the COVID-19 pandemic, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu; and
●	general economic and business conditions in China and globally.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our annual report on Form 20-F filed with the SEC on May 12, 2020, or the Annual Report. Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this Transition Report and the documents that we reference in this Transition Report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 5.                  Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, “Item 3.A. Selected Financial Data” of our Annual Report and our consolidated financial statements and related notes included elsewhere in this Transition Report. This Transition Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” of our Annual Report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

In July 2019, September 2019 and April 2020, we entered into a binding term sheet, definitive agreements and supplemental agreements (the “Loan facilitation transaction agreements”), respectively, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. Pursuant to the Loan facilitation transaction agreements, we have divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the divestiture. As a result, net assets related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019 and March 31, 2020, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements were closed upon the signing of the supplemental agreements in April 2020.

In addition, we entered into definitive agreements with Boche in January 2020 to divest our salvage car related business. Results of operations related to the divested business were not presented as discontinued operations due to its insignificance to our overall business. The transaction with Boche closed in January 2020. As of March 31, 2020, assets and liabilities associated with the divestiture of salvage car related business have been transferred entirely to Boche.

In March 2020, we entered into definitive agreements with 58.com to divest our 2B business. As of March 31, 2020, liabilities associated with the divestiture of 2B business were reclassified as liabilities held for sale on our consolidated balance sheet. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com closed in April 2020.

Unless indicated otherwise, the discussion of our financial data in this Item 5 and throughout this Transition Report relates to continuing operations only.

A.             Operating Results

Overview

We are a leading national online used car dealer in China. Through our 2C business — Uxin Used Car, we provide consumers with a one-stop online used-car-buying experience, including access to a nationwide selection of value-for-money used cars and various car-related value-added products and services, as well as a full suite of supporting services to fulfill these online used car transactions. Historically, we also operated 2B business — Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction, which has been divested to 58.com pursuant to definitive agreements we entered into in March 2020. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses” of our Annual Report.

Our 2C business currently generates revenues from (i) commission fee in relation to assisting consumers buying our inspected and certified used cars directly online and providing relevant fulfillment services, such as logistics and delivery, title transfers and vehicle registration, which equals to a certain percentage of final car sales price and (ii) value-added service fee in relation to the additional services provided to consumers, for example, we help consumers select and apply for customized auto financing options that are provided by our financing partners, assist them purchasing suitable insurance policies that are provided by insurance companies, and provide well-rounded warranty programs. Prior to the divestiture of our loan facilitation related business to Golden Pacer as first announced in July 2019, our 2C business generated revenues from the transaction facilitation and loan facilitation services we provided to car buyers. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses” of our Annual Report. In addition, prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

Since we shifted our focus to 2C online used car transactions, we have witnessed a significant growth of our business. After taking into consideration the effect of the divestiture of loan facilitation related business described above, we facilitated 97,100 online used car transactions for our 2C business in 2019, representing a 153.8% increase from 2018; and the total GMV for our 2C business reached RMB11.3 billion in 2019, representing a 155.3% increase from 2018. We facilitated 6,584 online used car transactions for our 2C business in the three months ended March 31, 2020, representing a 68.1% decrease from the same period in 2019 as a result of the disruptions caused by the COVID-19 pandemic to our business operations during this period of time; and the total GMV for our 2C business was RMB723.3 million (US$102.2 million) in the three months ended March 31, 2020, representing a 68.1% decrease from the same period in 2019. Our total revenues increased by 140.9% to RMB1,558.0 million in 2019 from RMB659.1 million in 2018, and decreased by 69.1% to RMB103.9 million (US$14.7 million) in the three months ended March 31, 2020 from RMB335.8 million in the three months ended March 31, 2019 due to decreases in 2C transaction volume and GMV. Our net loss from continuing operations was RMB1,327.7 million in 2019, compared with a net loss of RMB1,351.8 million in 2018; and our net loss from continuing operations was RMB2,034.4 million (US287.3 million) in the three months ended March 31, 2020, compared with a net loss of RMB295.5 million in the three months ended March 31, 2019. The net loss from continuing operations in the three months ended March 31, 2020 mainly resulted from a significant provision for credit losses of RMB1,939.6 million (US$273.9 million) recorded in this period as a result of the impact of COVID-19 pandemic on the performance of our historically-facilitated loans that were not transferred to Golden Pacer.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online used car transaction industry, which include:

●	China’s overall economic growth and level of per capita disposable income;
●	outbreaks of COVID-19 or any other serious contagious diseases;
●	changes in the supply and demand for used cars, and changes in geographic distribution of cars;
●	consumers and dealers’ acceptance of the online used car transaction model; and

●	regulations and policies affecting the used car industry and consumer auto finance industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

While the duration of the current COVID-19 pandemic and its disruption to our business and related financial impacts cannot be accurately estimated at this time, we expect that our financial condition, results of operations, and cash flows for the first half of calendar year 2020 will be materially and adversely affected with potential continuing impacts on subsequent periods. In particular, our business operations during the three months ended March 31, 2020 have been materially and adversely affected as a result of the closure of used car markets and dealerships, the significant disruptions to the logistics and delivery of used cars, and barriers to title transfers, among others. In addition, borrowers’ ability or willingness to repay their auto loans has also been negatively affected by general economic downturns. Consumer confidence and spending power in general have also been weakened as a result of the ongoing pandemic. As the impact of the pandemic is fully considered in the credit loss assessment under the new accounting standards effective on January 1, 2020, we provided a significant provision for credit losses for the three months ended March 31, 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer.

We will continue to monitor and evaluate the impact of the COVID-19 pandemic on our financial condition, results of operations, and cash flows for the second half of calendar year 2020 and subsequent periods. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry— The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition” of our Annual Report.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s online used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume on our platform

We operate our business as a leading national online used car dealer in China, which is supported by a nationwide service network and our online used car transaction fulfillment capabilities. Our ability to continue to increase our transaction volume and GMV affects the growth of our business and our revenues. As we continued to shift our focus to 2C online used car transactions since we launched this business in early 2018, the total number of online used car transactions completed through our 2C business increased by 153.8% from 38,264 in 2018 to 97,100 in 2019, but decreased by 68.1% from 20,647 in the three months ended March 31, 2019 to 6,584 in the three months ended March 31, 2020 due to the disruptions caused by the COVID-19 pandemic to our business operations. Our total 2C GMV grew by 155.3% from RMB4.4 billion in 2018 to RMB11.3 billion in 2019, but decreased by 68.1% from RMB2.3 billion in the three months ended March 31, 2019 to RMB723.3 million (US$102.2 million) in the three months ended March 31, 2020 due to a decrease in transaction volume. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform. Our ability to increase transaction volume depends on, among other things, our ability to continually improve the service and user experience that we offer, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

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

By providing a variety of services, we were able to achieve an average total 2C take rate of 8.4% in 2018, 12.0% in 2019, as measured by the total revenue from 2C business divided by our total 2C GMV. The average total 2C take rate was 12.5% and 12.2% in the three months ended March 31, 2019 and 2020, respectively. Our ability to maintain or increase fees charged for our services and provide more services affects our take rate and financial performance.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We recently replaced our entire offline sales team by an online team, which enables us to deliver vehicle consulting services in a more timely fashion and facilitate a seamless self-service purchasing experience for our customers. We expect that as our online sales team become fully trained in the next few months, we will be able to achieve greater operating leverage and improve the efficiency and utilization of our personnel.

Marketing is critical to our business. Given the relatively low online penetration rate for the used car market in China, we need to educate the market about the benefits of buying used cars online and to raise our brand awareness. We also need to invest to acquire user traffic from different online channels. As a result, sales and marketing expenses have historically represented a substantial majority of our total operating expenses, amounting to 225.9%, 74.6%, 102.9% and 182.5% of our total revenues in 2018, 2019 and the three months ended March 31, 2019 and 2020, respectively. Our ability to lower our sales and marketing expenses as a percentage of total revenues depends on our ability to grow our business scale and improve sales and marketing efficiency, including increasing sales productivity, optimizing our traffic acquisition channels and improving traffic-to-sales conversion as well as leveraging our brand value and word-of-mouth referrals. We may also continue to increase our sales and marketing expenses in absolute amounts in order to further expand our business across China as well as acquire customers and raise our brand awareness.

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

	Years Ended December 31,						Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)		(unaudited)	(unaudited)
	(in thousands)
Revenues:
To consumers (“2C”)	—	—	369,640	56.1	1,347,408	84.8	284,315	84.7	88,494	12,497	85.2
- Commission revenue	—	—	203,158	30.8	711,362	44.8	148,840	44.3	48,038	6,784	46.2
- Value-added service revenue	—	—	166,482	25.3	636,046	40.0	135,475	40.4	40,456	5,713	39.0
Others	309,133	100.0	289,450	43.9	240,623	15.2	51,476	15.3	15,367	2,170	14.8
Total revenues	309,133	100.0	659,090	100.0	1,588,031	100.0	335,791	100.0	103,861	14,667	100.0

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

Prior to the Loan Facilitation Divestiture, we also generated loan facilitation revenue from the consumer auto loans facilitated on our platform. As a result of the divestiture, we are relieved of the guarantee obligations in relation to the historically-facilitated loans associated with XW Bank. Immediately prior to the divestiture, the remaining outstanding balance of the historically-facilitated loans for XW Bank was RMB17.0 billion (US$2.4 billion). In accordance with the applicable accounting standards, net assets of RMB420.0 million (US$59.3 million) related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of March 31, 2020 as the divestiture of such assets and liabilities was a pre-condition of the transaction. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss.

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

Others

Our other revenue mainly includes commission from salvage cars sales and interest income from financial leases. Prior to the divestiture of our salvage car business in January 2020, we generated revenue from our salvage car business primarily by charging the buyers a commission.

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

Operating Expenses

Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) general and administrative expenses, and (iii) research and development expenses.

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, customer acquisition expenses and branding expenses. Customer acquisition expenses primarily include online traffic acquisition costs. Branding expenses primarily include brand advertising costs. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we may recruit more sales staff or engage in effective sales and marketing activities to further attract and serve more customers and grow our businesses.

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

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and IT infrastructure services-related expenses. We expect our research and development expenses will increase in absolute dollar amounts in the foreseeable future as we continue to invest in technology to enhance customer experience.

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

Discontinued operations

Discontinued operations relate to our historical loan facilitation related business which was divested to Golden Pacer, and 2B business which was divested to 58.com. Our salvage car related business divested to Boche was not presented as discontinued operations as it did not meet the criteria for discontinued operation under ASC205-20. See “Item 4. Information on the Company— A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses" of our Annual Report.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2017, 2018, 2019 and the three months ended March 31, 2020.

PRC

Generally, our PRC subsidiaries, our variable interest entities, or VIEs, and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Youxinpai (Beijing) Information Technology Co., Ltd. and Youfang (Beijing) Information Technology Co., Ltd. have been qualified as High and New Technology Enterprises, or HNTE, since 2016 and 2019, respectively, and enjoy a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as “Software Enterprises” eligible for preferential tax treatments, and thus was exempted from corporate income tax in PRC in 2016 and 2017 and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

Our PRC subsidiaries, our VIEs and their subsidiaries are subject to VAT at a rate of 6% on the services provided and related surcharges, and 17% before April 30, 2018 and 16% since May 1, 2018 for the new cars sold.

Under the EIT Law and its Implementation Rules, subject to any applicable tax treaty or similar arrangement between the PRC and the jurisdiction where the shareholders of our PRC subsidiaries reside that provides for a different income tax arrangement, PRC withholding tax at the rate of 10% is normally applicable to dividends from PRC sources payable to the shareholders that are non-PRC resident enterprises, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within the PRC paid to foreign individual shareholders who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties and PRC laws. Although substantially all of our business operations are based in the PRC, it is unclear whether dividends we pay with respect to our Class A ordinary shares or ADSs would be treated as income derived from sources within the PRC and as a result be subject to PRC income tax if we were considered a PRC resident enterprise, as described below. See “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition" of our Annual Report.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Year Ended December 31,						Three Months Ended March 31,
	2017		2018		2019		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)		(unaudited)	(unaudited)
	(in thousands)
Revenues:
To consumers (“2C”)
- Commission revenue	—	—	203,158	30.8	711,362	44.8	148,840	44.3	48,038	6,784	46.2
- Value-added service revenue	—	—	166,482	25.3	636,046	40.0	135,475	40.4	40,456	5,713	39.0
Others	309,133	100.0	289,450	43.9	240,623	15.2	51,476	15.3	15,367	2,170	14.8
Total revenues	309,133	100.0	659,090	100.0	1,588,031	100.0	335,791	100.0	103,861	14,667	100.0
Cost of revenues(1)	(92,735)	(30.0)	(418,852)	(63.6)	(689,292)	(43.4)	(156,372)	(46.6)	(110,714)	(15,636)	(106.6)
Gross profit (loss)	216,398	70.0	240,238	36.4	898,739	56.6	179,419	53.4	(6,853)	(969)	(6.6)
Operating expenses:
Sales and marketing(1)	(179,328)	(58.0)	(1,488,699)	(225.9)	(1,184,997)	(74.6)	(345,673)	(102.9)	(189,503)	(26,763)	(182.5)
Research and development(1)	—	—	(124,513)	(18.9)	(140,006)	(8.8)	(32,634)	(9.7)	(31,176)	(4,403)	(30.0)
General and administrative(1)	(389,072)	(125.9)	(1,070,419)	(162.4)	(402,040)	(25.3)	(86,970)	(25.9)	(74,926)	(10,582)	(72.1)
Gains/(losses) from guarantee liabilities(2)	1,840	0.6	(4,414)	(0.7)	(194,385)	(12.2)	(9,188)	(2.7)	—	—	—
Provision for credit losses	(38,075)	(12.3)	(40,626)	(6.2)	(271,372)	(17.1)	—	—	(1,939,570)	(273,920)	(1,867.5)
Total operating expenses	(604,635)	(195.6)	(2,728,671)	(414.0)	(2,192,800)	(138.1)	(474,465)	(141.3)	(2,235,175)	(315,668)	(2,152.1)
Other operating income	—	—	—	—	1,925	0.1	—	—	56,043	7,915	54.0
Loss from continuing operations	(388,237)	(125.6)	(2,488,433)	(377.6)	(1,292,136)	(81.4)	(295,046)	(87.9)	(2,185,985)	(308,722)	(2,104.7)
Interest income	2,234	0.7	24,554	3.7	14,958	0.9	1,990	0.6	3,081	435	3.0
Interest expense	(199)	(0.1)	(63,880)	(9.7)	(112,587)	(7.1)	(26,493)	(7.9)	(29,029)	(4,100)	(27.9)
Other income	4,248	1.4	23,721	3.6	71,142	4.5	25,140	7.5	2,420	342	2.3
Other expenses	(3,808)	(1.2)	(25,568)	(3.9)	(36,569)	(2.3)	(4,751)	(1.4)	(10,118)	(1,429)	(9.7)
Foreign exchange (losses)/gains	(627)	(0.2)	(8,232)	(1.2)	4,247	0.3	(779)	(0.2)	(388)	(55)	(0.4)
Fair value change of derivative liabilities	(885,821)	(286.6)	1,185,090	179.8	—		—	—	—	—	—
Gain from disposal of investment, net	—	—	—	—	28,257	1.8	—	—	—	—	—
Impairment of long-term investment	—	—	—	—	(37,775)	(2.4)	—	—	—	—	—
Gain from disposal of subsidiaries	—	—	—	—	—	—	—	—	179,020	25,282	172.4
Loss from continuing operations before income tax expense	(1,272,210)	(411.5)	(1,352,748)	(205.2)	(1,360,463)	(85.7)	(299,939)	(89.3)	(2,040,999)	(288,247)	(1,965.1)
Income (tax expense)/credit	(211)	(0.1)	(1,644)	(0.2)	2,554	0.2	(1,556)	(0.5)	(326)	(46)	(0.3)
Equity in income of affiliates	3,597	1.2	2,631	0.4	30,231	1.9	5,956	1.8	6,940	980	6.7
Net loss from continuing operations, net of tax	(1,268,824)	(410.4)	(1,351,761)	(205.1)	(1,327,678)	(83.6)	(295,539)	(88.0)	(2,034,385)	(287,313)	(1,958.8)
(1)	Share-based compensation in the amount of RMB165.9 million, RMB1,052.0 million, RMB100.3 million and RMB32.1 million (US$4.5 million) in 2017, 2018, 2019 and the three months ended March 31, 2020, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
(2)	The following table sets forth the notional balance of our guarantee obligation by loan-to-value categories as of March 31,2020:

	Loan-to-value ratio
	90%	80%	70%	50%
Outstanding loan balance as of March 31, 2020 (RMB in thousands, unaudited)	2,783,122	130,456	9,336,989	647,834

Three Months Ended March 31, 2020 Compared with Three Months Ended March 31, 2019

Revenues

Our revenues decreased by 69.1% from RMB335.8 million in the three months ended March 31, 2019 to RMB103.9 million (US$14.7 million) in the three months ended March 31, 2020.

2C business. Revenues of our 2C business decreased by 68.9% from RMB284.3 million in the three months ended March 31, 2019 to RMB88.5 million (US$12.5 million) in the three months ended March 31, 2020, which was primarily due to decreases in 2C transaction volume and GMV as a result of the disruptions caused by the COVID-19 pandemic to our business operations. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 12.5% and 12.2% in the three months ended March 31, 2019 and 2020, respectively.

●	Commission revenue. The commission revenue decreased by 67.7% from RMB148.8 million in the three months ended March 31, 2019 to RMB48.0 million (US$6.8 million) in the three months ended March 31, 2020, primarily due to decreases in transaction volume and GMV. The number of 2C online used cars transactions decreased by 68.1% from 20,647 units in the three months ended March 31, 2019 to 6,584 units in the three months ended March 31, 2020, and the corresponding GMV decreased by 68.1% from RMB2.3 billion to RMB0.7 billion (US$0.1 billion) during the same period. Our commission rate remained stable at 6.6% in the three months ended March 31, 2020 compared with the same period in 2019.
●	Value-added service revenue. Our value-added service revenue decreased by 70.1% from RMB135.5 million in the three months ended March 31, 2019 to RMB40.5 million (US$5.7 million) in the three months ended March 31, 2020, primarily due to decreases in transaction volume and GMV. Our VAS take rate decreased to 5.6% in the three months ended March 31, 2020 from 6.0% in the three months ended March 31, 2019.
●	Others. Our other revenue was RMB15.4 million (US$2.2 million) in the three months ended March 31, 2020, compared with RMB51.5 million in the three months ended March 31, 2019.

Cost of revenues

Our cost of revenues decreased by 29.2% from RMB156.4 million in the three months ended March 31, 2019 to RMB110.7 million (US$15.6 million) in the three months ended March 31, 2020, primarily as a result of a decrease in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services as we adopted a flexible work-load based staffing program, as well as a decrease in fulfillment cost due to a decrease in transaction volume.

Gross loss/profit

As a result of the foregoing, we recorded a gross loss of RMB6.9 million (US$1.0 million) in the three months ended March 31, 2020, compared with a gross profit of RMB179.4 million in the three months ended March 31, 2019.

Sales and marketing expenses

Our sales and marketing expenses decreased by 45.2% from RMB345.7 million in the three months ended March 31, 2019 to RMB189.5 million (US$26.8 million) in the three months ended March 31, 2020, mainly due to a decrease in salaries and benefits expenses.

General and administrative expenses

Our general and administrative expenses decreased by 13.8% from RMB87.0 million in the three months ended March 31, 2019 to RMB74.9 million (US$10.6 million) in the three months ended March 31, 2020, primarily attributable to a decrease in salaries and benefits as well as share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 4.5% from RMB32.6 million in the three months ended March 31, 2019 to RMB31.2 million (US$4.4 million) in the three months ended March 31, 2020, primarily attributable to a decrease in salaries and benefits expenses.

Losses from guarantee liabilities

Our losses from guarantee liabilities was nil in the three months ended March 31, 2020, compared with RMB9.2 million in the three months ended March 31, 2019. We incurred guarantee liabilities associated with the remaining guarantee obligations from our historically-facilitated loans which were not transferred to Golden Pacer. We adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for the under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities need to be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460. The provision for contingent guarantee liabilities is currently recorded under “provision for credit losses” and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded under “other operating income”.

Provision for credit losses

Our provision for credit losses was RMB1,939.6 million (US$273.9 million) in the three months ended March 31, 2020, compared with nil in the three months ended March 31, 2019. As COVID-19 had a material adverse impact on the performance of our historically-facilitated loans, we incurred a significant impairment primarily due to loans recognized as a result of payment under the guarantee and financial lease receivables. After the adoption of ASC 326, the provision for contingent guarantee liabilities measured under the current expected credit losses model is recorded under “provision for credit losses”.

Interest income

We had interest income of RMB2.0 million in the three months ended March 31, 2019 and RMB3.1 million (US$0.4 million) in the three months ended March 31, 2020.

Interest expenses

We had interest expense of RMB26.5 million in the three months ended March 31, 2019 and RMB29.0 million (US$4.1 million) in the three months ended March 31, 2020.

Other income

Other income decreased from RMB25.1 million in the three months ended March 31, 2019 to RMB2.4 million (US$0.3 million) in the three months ended March 31, 2020.

Other expenses

Other expenses increased from RMB4.8 million in the three months ended March 31, 2019 to RMB10.1 million (US$1.4 million) in the three months ended March 31, 2020.

Foreign exchange losses

We had foreign exchange losses of RMB0.4 million (US$55 thousand) in the three months ended March 31, 2020, compared with RMB0.8 million in the three months ended March 31, 2019.

Gain from disposal of subsidiaries

Our gain from disposal of subsidiaries was RMB179.0 million in the three months ended March 31, 2020, compared with nil in the three months ended March 31, 2019. Gain from disposal of subsidiaries in the three months ended March 31, 2020 was primarily attributable to our divestiture of the salvage car related business in January 2020.

Income tax expense

We had income tax expense of RMB0.3 million (US$46 thousand) in the three months ended March 31, 2020, compared with RMB1.6 million in the three months ended March 31, 2019.

Equity in income of affiliates

Equity in income of affiliates increased from RMB6.0 million in the three months ended March 31, 2019 to RMB6.9 million (US$1.0 million), primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations increased from RMB295.5 million in the three months ended March 31, 2019 to RMB2,034.4 million (US$287.3 million) in the three months ended March 31, 2020. The net loss from continuing operations in the three months ended March 31, 2020 was primarily attributable to a significant provision for credit losses of RMB1,939.6 million (US$273.9 million) recorded in the period as a result of the impact of COVID-19 pandemic as well as the adoption of ASC326. See "—Provision for credit losses."

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues

Our revenues increased by 140.9% from RMB659.1 million in 2018 to RMB1,588.0 million in 2019.

2C business.  Revenues of our 2C business increased significantly by 264.5% from RMB369.6 million in 2018 to RMB1,347.4 million in 2019 , which was primarily attributable to increases in 2C transaction volume, GMV and the take rate of our 2C business. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 8.4% and 12.0% in 2018 and 2019, respectively.

●	Commission revenue. The commission revenue increased significantly by 250.2% from RMB203.2 million in 2018 to RMB711.4 million in 2019, primarily due to increases in transaction volume, GMV and commission rate. The number of 2C online used cars transactions increased by 153.8% from 38,264 units in 2018 to 97,100 units in 2019, and the corresponding GMV increased by 155.3% from RMB4.4 billion to RMB11.3 billion during the same period. Our unique value proposition to consumers along with an improved user experience and higher pricing power contributed to the increase in our commission rate from 4.6% in 2018 to 6.3% in 2019.
●	Value-added service revenue. Our value-added service revenue increased significantly by 282.1% from RMB166.5 million in 2018 to RMB636.0 million in 2019, primarily driven by increases in transaction volume, GMV and VAS take rate. Our VAS take rate increased to 5.6% in 2019 from 3.8% in 2018, primarily driven by higher pricing power as a result of our increasingly optimized and diversified services.
●	Others. Our other revenue was RMB240.6 million in 2019, compared with RMB289.5 million in 2018.

Cost of revenues

Our cost of revenues increased by 64.6% from RMB418.9 million in 2018 to RMB689.3 million in 2019, primarily as a result of an increase from RMB71.0 million in 2018 to RMB207.8 million in 2019 in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service, as well as an increase in fulfilment cost driven by an increase in the transaction volume.

Gross profit

As a result of the foregoing, our gross profit increased by 274.1% from RMB240.2 million in 2018 to RM898.7 million in 2019. Our gross profit margin increased from 36.4% in 2018 to 56.6% in 2019.

Sales and marketing expenses

Our sales and marketing expenses decreased by 20.4% from RMB1,488.7 million in 2018 to RMB1,185.0 million in 2019 as a result of our continuous efforts in enhancing operating efficiency.

Research and development expenses

Our research and development expenses increased by 12.4% from RMB124.5 million in 2018 to RMB140.0 million in 2019, primarily attributable to an increase from RMB78.6 million in 2018 to RMB105.8 million in 2019 in salaries and benefits for employees engaged in research and development as a result of our continued efforts to strengthen our AI and other technological capabilities.

General and administrative expenses

Our general and administrative expenses decreased by 62.4% from RMB1,070.4 million in 2018 to RMB402.0 million in 2019, primarily attributable to a decrease in share-based compensation expenses.

Losses from guarantee liabilities

Our losses from guarantee liabilities increased from RMB4.4 million in 2018 to RMB194.4 million in 2019, which resulted from the guarantee obligations associated with the remaining portion of our historically-facilitated loans that were not transferred to Golden Pacer, as well as the adversely-affected performance of the aforementioned loans which was impacted by a series of lending and debt collection-related regulations promulgated in the fourth quarter of 2019.

Provision for credit losses

Our provision for credit losses increased from RMB40.6 million in 2018 to RMB271.4 million in 2019 as a result of the adversely-affected performance of our financial assets and impact from a series of lending and debt collection-related regulations promulgated in the fourth quarter of 2019, mainly including loans recognized as result of payment under the guarantee and financial lease receivables.

Interest income

We had interest income of RMB24.6 million in 2018 and RMB15.0 million in 2019.

Interest expenses

We had interest expense of RMB63.9 million in 2018 and RMB112.6 million in 2019. The increase in interest expense was mainly attributable to an increase in our borrowings and convertible notes. Since we recognize the deposits of interest at present value, the gap between actual amount of disbursement and book value of deposits of interests is recognized as interest expense.

Other income

Other income increased from RMB23.7 million in 2018 to RMB71.1 million in 2019.

Other expenses

Other expenses increased from RMB25.6 million in 2018 to RMB36.6 million in 2019.

Foreign exchange gains/(losses)

We had foreign exchange gains of RMB4.2 million in 2019, compared with foreign exchange losses of RMB8.2 million in 2018.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was nil in 2019, compared with a gain of RMB1,185.1 million in 2018. The impact of derivative liabilities is no longer exist as the preferred shares were converted into ordinary shares at the time of IPO.

Gain from disposal of investment, net

Our gain from disposal of investment was RMB28.3 million in 2019, compared with nil in 2018. Gain from disposal of investment in 2019 was primarily attributable to our disposal of our equity investments in a technology company focusing on pilotless automobile systems.

Impairment of long-term investment

Impairment of long-term investment was RMB37.8 million in 2019, compared with nil in 2018. The increase in impairment of long-term investment was primarily attributable to our equity investment in a technology company which incurred continuous losses starting from 2019 and began to liquidate its business in June 2019.

Income tax credit/expense

We had income tax credit of RMB2.6 million in 2019, compared with a tax expense of RMB1.6 million in 2018.

Equity in income of affiliates

Equity in income of affiliates increased from RMB2.6 million in 2018 to RMB30.2 million, primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB1,351.8 million in 2018 to RMB1,327.7 million in 2019.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

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

●	Commission revenue. The commission revenue increased from nil in 2017 to RMB203.2 million in 2018.
●	Value-added service revenue. Our value-added service revenue increased from nil in 2017 to RMB166.5 million in 2018.
●	Others. Our other revenue decreased by 6.4% from RMB309.1 million in 2017 to RMB289.5 million in 2018.

Cost of revenues

Our cost of revenues increased by 351.7% from RMB92.7 million in 2017 to RMB418.9 million in 2018, primarily as a result of an increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service, an increase in fulfilment cost driven by an increase in the transaction volume.

Gross profit

As a result of the foregoing, our gross profit increased by 11.0% from RMB216.4 million in 2017 to RMB240.2 million in 2018.

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

Losses/gains from guarantee liabilities

We recorded losses from guarantee liabilities of RMB4.4 million in 2018, compared with gains from guarantee liabilities of RMB1.8 million in 2017. The change was primarily due to the increased delinquency rate.

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

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was a gain of RMB1,185.1 million in 2018, compared with a loss of RMB885.8 million in 2017. The increase in value between 2017 and 2018 was primarily due to a decrease in the value of our company.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this Transition Report.

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, we have been conducting our online auction platforms through VIEs. In 2015, the restrictions on foreign-owned shareholding percentage in online data processing and transaction processing (operating E-commerce) business in China was partially removed. Therefore, certain of our eligible wholly-owned subsidiaries in China, or our WFOEs, have applied for and obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating E-commerce). As a result, certain of our WFOEs have been operating our main online platforms instead of our VIEs since then. Our VIEs mainly conduct other online platforms to provide internet information services and they are holding some of our intellectual properties as well. Revenues from VIEs accounted for approximately 12.5%, 10.2%, 4.6% and 5.1% of our total revenues in the years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020.

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

Others

Other revenue mainly comprises of revenues from commission from salvage car sales prior to our divestiture of our salvage car related business and interest income from financial leases, among others.

Remaining performance obligations

Revenue allocated to remaining performance obligations represent deferred revenue that has not yet been recognized. As of March 31,2020, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB27.4 million (US$3.9 million). We expect to recognize approximately 100% of this revenue over the next 12 months.

Financial lease receivables

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements.

We historically provided short-term inventory financing to certain selected car dealers through our Easy Loan program. In order to fund the Easy Loan program, we and a third-party financing partner enter into a financing business cooperation agreement, which establishes that loans provided to dealers are made in direct connection to the financial lease contracts entered into between us and the dealers for the underlying cars. Accordingly, we are considered as the primary obligor in the lending relationship and therefore record the liabilities to the third-party financing partner on our consolidated balance sheets. Consequently, we consider that the financial lease receivables generated from financial lease contracts with car dealers not settled or extinguished. Therefore, we continue to account for the financial lease receivables on our consolidated balance sheets. We ceased to provide Easy Loan program to car dealers in early 2020.

Financial lease receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for the allowance for doubtful accounts/provision for credit losses. Allowance for financial lease receivables is provided when we have determined the balance is impaired. On January 1, 2020, we adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” and provision for credit losses was provided based on current expected credit losses impairment model.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decide, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. Before the adoption of ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. We adopted ASU No. 2017-04 starting January 1, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.As of March 31, 2020, there was no event or any circumstance that we identified, which indicates that the fair value of our reporting unit was substantially lower than the respective carrying value.

In 2017, we acquired Chefang and Baogu and have consolidated their financial results in our consolidated financial statements since the respective dates of acquisitions. As of March 31, 2020, we recorded goodwill in the amount of RMB4.1 million (US$0.6 million) and RMB4.2 million (US$0.6 million) for Chefang and Baogu, respectively. As there were no identifiable intangible assets from the acquisitions of Chefang and Baogu, the goodwill is not amortized but is tested for impairment in accordance with ASC350. In 2018, RMB3.7 million of goodwill impairment loss was recorded for Chefang.

In 2018, we acquired Zhejiang Dongwang Internet Technology Co., Ltd., or Dongwang, and have consolidated its financial results in our consolidated financial statements since the date of acquisition. We divested Dongwang upon the completion of the divestiture of our salvage car related business in January 2020.

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

Options

We granted 12,819,330, 25,224,000, 4,247,500 and 2,175,300 options to our employees, with a weighted average exercise price of US$2.13, US$2.90, US$1.36 and US$0.03, for the years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020, respectively. No options granted to employees were exercisable as of December 31 2017, whereas 18,659,232, 19,698,819 and 21,373,800 options were exercisable as of December 31, 2018 and 2019 and March 31, 2020, respectively. 9,800,000, 7,300,000, 10,570,575 and 13,234,329 options granted to key management became exercisable as of December 31, 2017, 2018 and 2019 and March 31, 2020, respectively.

Under the Amended and Restated Plan, employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his or her option grants at the end of each year of completed service.

As of March 31, 2020, the fair value of vested and nonvested options granted to employees and management amounted to RMB39.2 million (US$5.5 million) and RMB18.0 million (US$2.5 million), respectively, and a share-based compensation expense of RMB32.1 million (US$4.5 million) was recognized for the vested options.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.           Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB1,834.2 million, RMB2,281.3 million, RMB1,194.1 million and RMB411.3 million (US$58.1 million) in 2017, 2018, 2019 and the three months ended March 31, 2020, respectively. Discussions of our cash flows and working capital in this Item 5.B. relate to both discontinued and continuing operations. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

●	In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.
●	In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each beared an interest rate of 6% and 6.5% per annum. The convertible notes became due and were paid in June 2019.
●	In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited (the “Redrock”), TPG Growth III SF Pte. Ltd. (the “TPG”), 58.com Holdings Inc. (the “58.com”), Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue UXin Holdings, Ltd. (the “Notes”). The Notes will become due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the Notes equals US$1.03 and may be adjusted. The Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

●	Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge Asset Management, or the PacificBridge (the “PB Notes”). Among the PB Notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum (the “10% Notes”), and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum (the “11% Notes”). The 10% Notes will become due and payable 12 months after the issuance date, and the 11% Notes will become due and payable 15 months after the issuance date, unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices per Class A ordinary share of the PB Notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. The interests are payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the PB Notes. Pursuant to the agreements, the parties have agreed that the conversion prices of the PB Notes will be adjusted to our volume weighted average price for the last 30 trading days prior to the signing of the agreements multiplied by 78%, and PacificBridge will convert all the PB Notes into our Class A ordinary shares upon the signing of the agreements. On the same day, PacificBridge converted all the PB Notes into 136,279,973 Class A ordinary shares of ours at the adjusted conversion price.

●	As of March 31, 2020, we had an outstanding balance of short-term borrowings of RMB119.1 million (US$16.8 million) due within 12 months, with a fixed annual interest rate of between 5.9% and 9.8%.

As of March 31, 2020, we had RMB342.5 million (US$48.4 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. We have been incurring losses from operations since our inception. We incurred net losses from continuing operation of RMB2,034.4 million for the three months ended March 31, 2020. Accumulated deficit amounted to RMB15,488.8 million as of March 31, 2020. The COVID-19 pandemic has caused a general slowdown in economy activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. It also disputed operating environment for the used car industry in China in general. These factors have adversely affected our business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, it may continue to bring significant challenges and uncertainties to the market given the fact that the COVID-19 pandemic is still evolving and its full impact will still depend on future developments. Therefore, the ultimate impact of COVID-19 on us cannot be precisely determined at this time. These conditions and uncertainties could cast substantial doubt on our ability to continue as a going concern.

In response to the situation, we have taken actions to improve our liquidity and cash position. We entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 in installments based on an agreed upon settlement schedule, which minimizes our cash flow commitment in the next few years. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to the historically-facilitated loans for WeBank under the condition that we make the instalment payment in accordance with the agreed schedule. In addition, we entered into agreements with PacificBridge-to adjust the repayment plan for the PB Notes. With these agreements in place, our liquidity and cash position will be significantly improved. More importantly, we have also proactively taken actions to fundamentally optimize our overall cost structure by upgrading our business and service model and implemented other cost control measures. For example, we have streamlined overall operations by better allocating inspection resources and deploying an online sales consultant team to provide services more efficiently. Considering all these actions, which have alleviated the substantial doubt of our ability to continue as a going concern, we believe that our current cash and cash equivalents, cash considerations received from recent divestiture transactions and the anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements for the next 12 months. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry— The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition” of our Annual Report. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

As of March 31, 2020, 22.8% of our cash and cash equivalents were denominated in Renminbi and held in China, and the remaining cash and cash equivalents, denominated in U.S. dollars or Hong Kong dollars, were held outside China. As of the same date, 0.001% of our cash and cash equivalents were held by our VIEs and their subsidiaries.

Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Agreements with the VIEs and Their Respective Shareholders” of our Annual Report. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

In utilizing the proceeds we expect to receive from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries or VIEs, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

●	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
●	loans by us to our PRC subsidiaries and VIEs to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange” and “Item 4. Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” of our Annual Report.

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade- and service-related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Due to restrictions on the distribution of share capital from our PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of our PRC subsidiaries’ net assets was RMB286.9 million (US$40.5 million), representing 12.2% of our total consolidated net assets as of March 31, 2020. Furthermore, capital account transactions, which include loans, must be approved by and/or registered with SAFE and its local branches. We can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities’ respective net assets calculated in accordance with China accounting standards.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2017	2018	2019	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,834,243)	(2,281,333)	(1,194,101)	(188,061)	(411,271)	(58,082)
Net cash (used in)/generated from investing activities	(586,843)	(1,078,617)	(484,254)	(6,645)	159,898	22,582
Net cash generated from/(used in) financing activities	3,288,842	4,274,052	73,630	(127,066)	(165,519)	(23,376)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,334	(9,278)	960	(11,983)	4,065	574
Net increase/(decrease) in cash, cash equivalents and restricted cash	871,090	904,824	(1,603,765)	(333,755)	(412,827)	(58,302)
Cash, cash equivalents and restricted cash at beginning of the period	1,038,113	1,730,001	1,812,702	1,812,702	1,185,188	167,381
Cash, cash equivalents and restricted cash at end of the period	1,730,001	1,812,702	1,185,188	1,256,356	797,435	112,620

Operating Activities

Net cash used in operating activities was RMB411.3 million (US$58.1 million) for the three months ended March 31, 2020. The difference between our net cash used in operating activities and our net loss RMB2,489.6 million (US$351.6 million) mainly resulted from certain non-cash expenses, including provision for credit losses of RMB1,954.5 million (US$276.0 million), impairment of net assets transferred of RMB407.7 million (US$57.6 million), and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan recognized as a result of payment under the guarantee of RMB251.2 million (US$35.5 million), and a decrease in payables, accruals and other current liabilities of RMB101.8 million (US$14.4 million), partially offset by a decrease in receivables, prepaid expenses and other current assets of RMB138.6 million (US$19.6 million)and a decrease of financial lease receivables of RMB102.7 million (US$14.5 million), The increase in loan recognized as a result of payment under the guarantee was mainly due to the performance fluctuations of outstanding historically-facilitated loans which were not transferred to Golden Pacer. The decrease in payables, accruals and other current liabilities was mainly due to a decrease of accrued salaries and benefits and tax payables. The decrease in receivables, prepaid expenses and other current assets was mainly due to a decrease of deposits made to non-bank financing partners’ accounts as we are no longer working with them. As we ceased to provide Easy Loan program to car dealers, the balance of financial lease receivables decreased.

Net cash used in operating activities was RMB1,194.1 million for the year ended December 31, 2019. In 2019, the difference between our net cash used in operating activities and our net loss RMB1,990.1 million mainly resulted from certain non -cash expenses, including losses from guarantee liabilities of RMB362.6 million, provision for credit losses of RMB271.4 million, share-based compensation of RMB100.3 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan recognized as a result of payment under the guarantee of RMB1,533.3 million and a decrease in deposit of interests from consumers and payable to financing partners of RMB470.1 million, partially offset by an increase in payables, accruals and other current liabilities of RMB674.9 million and a decrease in advance to consumers on behalf of financing partners of RMB519.8 million. The increase in loan recognized as a result of payment under the guarantee was mainly due to the fluctuation in outstanding facilitated-loan performance. The decrease in deposit of interests from consumers and payable to financing partners was mainly because we no longer collected the upfront deposit of interests from consumers and have gradually paid the remaining interests back to the financing partners. The increase in payables, accruals and other current liabilities was primarily attributable to our expansion of 2C online used car business. The decrease in advance to consumers on behalf of financing partners was primarily because we ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

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

Investing Activities

Net cash generated from investing activities was RMB159.9 million (US$22.6 million) for the three months ended March 31, 2020, primarily attributable to the proceeds from the divestiture of salvage car related business.

Net cash used in investing activities was RMB484.3 million for the year ended December 31, 2019, primarily attributable to the legal title of restricted cash transferred to Golden Pacer of RMB1,175.9 million in connection with the divestiture of our loan facilitation related business.

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

Financing Activities

Net cash used in financing activities was RMB165.5 million (US$23.4 million) for the three months ended March 31, 2020, primarily attributable to the repayment of borrowings.

Net cash generated from financing activities was RMB73.6 million for the year ended December 31, 2019, primarily attributable to net proceeds of RMB1,853.4 million from issuance of convertible notes, and repayment of convertible notes of RMB1,190.2 million.

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

The table below sets forth the respective revenues and assets contribution of Uxin Limited and our subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net Revenues					Total Assets
	For the Year	For the Year	For the Year	For the Year	For the Three
	Ended	Ended	Ended	Ended	Months Ended	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	March 31,	December 31,	December 31,	December 31,	March 31,
	2016	2017	2018	2019	2020	2017	2018	2019	2020
Uxin Limited and its wholly-owned subsidiaries	87.4%	87.5%	89.8%	95.4%	94.9%	90.5%	96.1%	91.0%	90.6%
VIEs	12.6%	12.5%	10.2%	4.6%	5.1%	9.5%	3.9%	9.0%	9.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Note:The percentages exclude the inter-company transactions and balances between Uxin Limited and its subsidiaries and the

VIEs.

Capital Expenditures

We made capital expenditures of RMB81.2 million, RMB133.9 million, RMB46.8 million and RMB0.3 million (US$43 thousand) in 2017, 2018, 2019 and the three months ended March 31, 2020, respectively. In these periods our capital expenditures were mainly used for the purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

C.           Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our Annual Report.

D.           Trend Information

Other than as disclosed elsewhere in this Transition Report, we are not aware of any trends, uncertainties, demands, commitments or events for the three months ended March 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2020:

	Payment due by period
		Less than 1			Greater than
	Total	year	1-3 years	3-5 years	5 years

	(in RMB thousands)
Borrowings	353,654	119,069	234,585	—	—
Convertible notes	1,983,828	354,255	—	1,629,573	—
Interests payable	411,026	47,217	58,264	305,545	—
Operating lease commitments	40,420	38,497	749	668	506
Total	2,788,928	559,038	293,598	1,935,786	506

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

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31,2020.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for a detailed description of our cash flows and working capital.

Item 8.                  Financial Information

A.           Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this transition report.

Legal Proceedings

We and certain of our current and former officers and directors have been named as defendants in two putative securities class actions. Both cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with our initial public offering in June 2018.

The first case, In re Uxin Limited Securities Litigation, Index No. 650427/2019 (Sup. Ct. N.Y. Cty.), consolidated six complaints filed in the Supreme Court of the State of New York in January 2019. A Consolidated Amended Complaint was filed in August 5, 2019, and on March 9, 2020, the Court granted in part and denied in part our motion to dismiss. Both Uxin and Plaintiffs appealed the Court’s decision and those appeals are in the process of being briefed. The parties also have commenced discovery. The second case, Machniewicz v. Uxin Limited et al, Case No. 1:19-cv-00822 (E.D.N.Y.), was filed in the United States District Court for the Eastern District of New York on February 11, 2019.  On April 24, 2020, we completed briefing on a motion to dismiss, which remains pending before the Court. The actions otherwise remain in their preliminary stages. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been named as a defendant in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation " of our Annual Report.

We are also subject to ongoing unfair competition, contractual disputes and other proceedings in the PRC, and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations and financial condition” of our Annual Report.

PART II

Item 13.                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

PART III

Item 17.                Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.                Financial Statements

The consolidated financial statements of Uxin Limited, its subsidiaries and its consolidated variable interest entities are included at the end of this Transition Report.

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

Exhibit Number	Description of Document

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3

Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

2.4

Shareholders Agreement, between the Registrant and other parties thereto dated as of January 2, 2018 (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

3.1

Description of the Registrant’s Securities (incorporated by reference to Exhibit 3.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.1

2018 Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4

English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5

English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6

English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7

English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8

English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

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

Exhibit Number	Description of Document

4.21

English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22

Amended and Restated Share Conversion Agreement by and among Fengshion Capital Investment Fund, LP, LC Fund V, L.P., LC Parallel Fund V, L.P., Fairlubo Auction Company Limited, and the Registrant dated June 8, 2018 (incorporated by reference to Exhibit 10.50 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.23

Share Surrender and Loan Settlement Agreement between Mr. Kun Dai, Xin Gao Group Limited and the Registrant dated May 28, 2018 (incorporated by reference to Exhibit 10.51 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.24

Convertible Note Purchase Agreement by and among the Registrant, CNCB (Hong Kong) Investment Limited and CNCB (Hong Kong) Capital Limited dated June 9, 2018 (incorporated by reference to Exhibit 10.52 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.25

Convertible Note Purchase Agreement by and between the Registrant and Golden Fortune Company Limited dated June 12, 2018 (incorporated by reference to Exhibit 10.53 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.26

Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

4.27

Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.28

Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.29†

Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.30†

Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†

Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†

Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

Exhibit Number	Description of Document

4.33†

Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†

Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35†

Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.36†

Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.37†

Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.38†

Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.39†

Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.40*

English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020

4.41*	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020

4.42*	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020

8.1

List of Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant (incorporated by reference to Exhibit 8.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*    Filed herewith

* * Furnished herewith

†            Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this  transition report on its behalf.

Uxin Limited

By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chairman and Chief Executive Officer

Date:      July 24, 2020

UXIN LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2018, 2019 and March 31, 2020	F-2
Consolidated Statements of Comprehensive Loss for years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020	F-4
Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity for years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020	F-5
Consolidated Statements of Cash Flows for years ended December 31, 2017, 2018, 2019 and the three months ended March 31, 2020	F-6
Notes to the Consolidated Financial Statements	F-8

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019, AND MARCH 31, 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		December 31,	December 31,	March 31,
		2018	2019	2020
		RMB	RMB	RMB	US$
				(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents		800,997	478,200	342,504	48,371
Restricted cash		1,011,705	706,988	454,931	64,249
Short-term investments		596,078	—	—	—
Accounts receivables, net		51,610	44,605	6,397	903
Amounts due from related parties		—	51,590	28,070	3,964
Advance to consumers on behalf of financing partners	6	521,908	2,135	—	—
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB256,639, RMB763,122 and RMB2,190,575 as of December 31, 2018 and 2019, and March 31, 2020, respectively	7	553,688	1,580,464	404,174	57,080
Advance to sellers, net		692,714	288,550	132,526	18,716
Other receivables, net of provision for credit losses of RMB6,457, RMB6,119 and RMB51,666 as of December 31, 2018 and 2019, and March 31, 2020, respectively		707,404	440,056	287,753	40,639
Inventory		19,380	13,792	10,314	1,458
Prepaid expenses and other current assets		417,314	158,908	137,148	19,369
Financial lease receivables, net of provision for credit losses of RMB6,890, RMB23,157 and RMB27,250 as of December 31, 2018 and 2019, and March 31, 2020, respectively		294,511	121,820	15,048	2,125
Assets held for sale	3	1,001,325	230,051	—	—
Net assets transferred	3	—	827,710	420,000	59,315
Total current assets		6,668,634	4,944,869	2,238,865	316,189
Non-current assets:
Property, equipment and software, net		199,271	110,114	87,558	12,366
Intangible assets, net		21,179	190	139	20
Goodwill		110,424	9,541	9,541	1,347
Long-term investments		349,882	272,936	276,762	39,086
Right-of-use assets, net		—	45,446	34,466	4,868
Total non-current assets		680,756	438,227	408,466	57,687
Total assets		7,349,390	5,383,096	2,647,331	373,876
LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB261,226, RMB371,474 and RMB74,022 as of December 31, 2018 and 2019, and March 31, 2020, respectively)

Short-term borrowings and current portion of long-term borrowings		624,588	263,425	119,069	16,816
Accounts payable		156,320	127,836	132,357	18,692
Guarantee liabilities		146,427	388,307	910,949	128,651
Deposit of interests from consumers and payable to financing partners, current		314,231	42,199	25,968	3,667
Advance from buyers collected on behalf of sellers		270,347	147,923	110,493	15,605
Other payables and accruals		1,128,068	1,302,292	1,175,914	166,072
Deferred revenue		115,160	54,267	50,348	7,110
Convertible notes, current		1,188,192	324,644	375,449	53,024
Operating lease liabilities, current		—	32,892	32,842	4,638
Liabilities held for sale		528,498	310,029	143,009	20,197
Total current liabilities		4,471,831	2,993,814	3,076,398	434,472
Non-current liabilities
Long-term borrowings		481,801	241,026	234,585	33,130
Deposit of interests from consumers and payable to financing partners, non-current		19,356	265	—	—
Deferred tax liabilities		4,759	—	—	—
Convertible notes, non-current		—	1,672,796	1,679,130	237,138
Operating lease liabilities, non-current		—	10,075	1,865	263
Total non-current liabilities		505,916	1,924,162	1,915,580	270,531
Total liabilities		4,977,747	4,917,976	4,991,978	705,003

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019, AND MARCH 31, 2020 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		December 31,	December 31,	March 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
				(Unaudited)
Contingencies	31
Shareholders’ equity/(deficit)
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized as of December 31, 2018 and 2019, and March 31, 2020, respectively; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018; 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2019; 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2020)		575	581	581	82
Additional paid-in capital		12,967,986	13,069,560	13,036,989	1,841,175
Accumulated other comprehensive income		86,061	68,192	106,764	15,078
Accumulated deficit		(10,680,489)	(12,669,165)	(15,488,827)	(2,187,440)

Total UXIN LIMITED shareholders’ equity/(deficit)		2,374,133	469,168	(2,344,493)	(331,105)
Non-controlling interests		(2,490)	(4,048)	(154)	(22)
Total shareholders’ equity/(deficit)		2,371,643	465,120	(2,344,647)	(331,127)

Total liabilities and shareholders’ equity/(deficit)		7,349,390	5,383,096	2,647,331	373,876

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019,
AND THE THREE MONTHS ENDED MARCH 31, 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				For the three months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
				(Unaudited)
Revenues:
To consumers (“2C”)
– Commission revenue	—	203,158	711,362	48,038	6,784
– Value-added service revenue	—	166,482	636,046	40,456	5,713
Others	309,133	289,450	240,623	15,367	2,170
Total Revenues	309,133	659,090	1,588,031	103,861	14,667

Cost of revenues	(92,735)	(418,852)	(689,292)	(110,714)	(15,636)
Gross profit	216,398	240,238	898,739	(6,853)	(969)

Operating expenses:
Sales and marketing	(179,328)	(1,488,699)	(1,184,997)	(189,503)	(26,763)
Research and development	—	(124,513)	(140,006)	(31,176)	(4,403)
General and administrative	(389,072)	(1,070,419)	(402,040)	(74,926)	(10,582)
Gains/(losses) from guarantee liabilities	1,840	(4,414)	(194,385)	-	-
Provision for credit losses	(38,075)	(40,626)	(271,372)	(1,939,570)	(273,920)
Total operating expenses	(604,635)	(2,728,671)	(2,192,800)	(2,235,175)	(315,668)

Other operating income	—	—	1,925	56,043	7,915

Loss from continuing operations	(388,237)	(2,488,433)	(1,292,136)	(2,185,985)	(308,722)

Interest income	2,234	24,554	14,958	3,081	435
Interest expenses	(199)	(63,880)	(112,587)	(29,029)	(4,100)
Other income	4,248	23,721	71,142	2,420	342
Other expenses	(3,808)	(25,568)	(36,569)	(10,118)	(1,429)
Foreign exchange (losses) /gains	(627)	(8,232)	4,247	(388)	(55)
Fair value change of derivative liabilities	(885,821)	1,185,090	—	-	-
Gain from disposal of investments, net	—	—	28,257	-	-
Impairment of long-term investment	—	—	(37,775)	-	-
Gain from disposal of subsidiaries	—	—	—	179,020	25,282
Loss from continuing operations before income tax expense	(1,272,210)	(1,352,748)	(1,360,463)	(2,040,999)	(288,247)
Income tax (expense)/credit	(211)	(1,644)	2,554	(326)	(46)
Equity in income of affiliates	3,597	2,631	30,231	6,940	980
Net loss from continuing operations, net of tax	(1,268,824)	(1,351,761)	(1,327,678)	(2,034,385)	(287,313)

Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(5,383)	(760)
Net loss from continuing operations, attributable to UXIN LIMITED	(1,243,622)	(1,335,990)	(1,326,226)	(2,029,002)	(286,553)

Discontinued operations
Loss from discontinued operations before income tax	(1,478,615)	(173,583)	(659,458)	(455,177)	(64,283)
Income tax expense	(359)	(12,941)	(2,992)	—	—
Net loss from discontinued operations, net of tax	(1,478,974)	(186,524)	(662,450)	(455,177)	(64,283)
Net loss from discontinued operations, attributable to UXIN LIMITED	(1,478,974)	(186,524)	(662,450)	(455,177)	(64,283)

Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(2,489,562)	(351,596)
Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(5,383)	(760)
Net loss attributable to UXIN LIMITED	(2,722,596)	(1,522,514)	(1,988,676)	(2,484,179)	(350,836)

Accretion on redeemable preferred shares	(555,824)	(318,951)	—	—	—
Deemed dividend to preferred shareholders	(587,564)	(544,773)	—	—	—
Deemed dividend from preferred shareholders	92,779	—	—	—	—
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(2,484,179)	(350,836)
Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(2,489,562)	(351,596)
Foreign currency translation	43,406	4,818	(17,976)	40,028	5,653
Total comprehensive loss	(2,704,392)	(1,533,467)	(2,008,104)	(2,449,534)	(345,943)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(27,861)	(22,359)	(1,558)	(3,927)	(555)
Total comprehensive loss attributable to UXIN LIMITED	(2,676,531)	(1,511,108)	(2,006,546)	(2,445,607)	(345,388)
Net loss from continuing operations, attributable to ordinary shareholders	(2,294,231)	(2,199,714)	(1,326,226)	(2,029,002)	(286,553)
Net loss from discontinued operations, attributable to ordinary shareholders	(1,478,974)	(186,524)	(662,450)	(455,177)	(64,283)
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(2,484,179)	(350,836)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	49,318,860	477,848,763	886,613,598	888,460,868	888,460,868

Loss per share for ordinary shareholders, basic
Continuing operations	(46.52)	(4.60)	(1.50)	(2.28)	(0.32)
Discontinued operations	(29.99)	(0.39)	(0.75)	(0.51)	(0.07)

Loss per share for ordinary shareholders, diluted
Continuing operations	(46.52)	(4.60)	(1.50)	(2.28)	(0.32)
Discontinued operations	(29.99)	(0.39)	(0.75)	(0.51)	(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

FOR THE YAER ENDED DECEMBER 31, 2017, 2018 AND 2019,
AND THE THREE MONTHS ENDED MARCH 31, 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share
	(US $0.0001 par
	value)			Accumulated		Total UXIN
	Number		Additional	other		LIMITED	Non-	Total
	of		paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	deficit	interest	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	49,318,860	30	—	30,542	(4,462,333)	(4,431,761)	(12,091)	(4,443,852)
Foreign currency translation adjustments	—	—	—	46,065	—	46,065	(2,659)	43,406
Net loss	—	—	—	—	(2,722,596)	(2,722,596)	(25,202)	(2,747,798)
Share-based compensation	—	—	165,873	—	—	165,873	—	165,873
Transaction with non-controlling interests	—	—	—	—	(45,357)	(45,357)	(18,851)	(64,208)
Accretion on preferred shares to redemption value	—	—	(73,094)	—	(482,730)	(555,824)	—	(555,824)
Non-controlling interests arising from business combination	—	—	—	—	—	—	8,342	8,342
Deemed dividend to preferred shareholders	—	—	—	—	(587,564)	(587,564)	—	(587,564)
Deemed dividend from preferred shareholders	—	—	(92,779)	—	92,779	—	—	—
Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)
Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)
Foreign currency translation adjustments	—	—	—	11,407	—	11,407	(6,589)	4,818
Net loss	—	—	—	—	(1,522,514)	(1,522,514)	(15,771)	(1,538,285)
Share-based compensation	—	—	151,274	—	—	151,274	—	151,274
Issuance of restricted shares to Mr. Kun Dai	17,742,890	11	620,435	—	—	620,446	—	620,446
Issuance of ordinary shares due to exercise of the share option	8,479,505	5	286,676	—	—	286,681	—	286,681
Conversion of redeemable preferred shares	743,343,820	486	11,012,694	—	—	11,013,180	—	11,013,180
Deemed dividend to preferred shareholders	—	—	—	—	(544,773)	(544,773)	—	(544,773)
Accretion on preferred shares to redemption value	—	—	(38,582)	—	(280,369)	(318,951)	—	(318,951)
Issuance of ordinary shares upon Initial Public Offering	75,000,000	50	1,342,831	—	—	1,342,881	—	1,342,881
Repurchase of the surrender shares	(26,251,889)	(16)	(573,600)	—	(125,064)	(698,680)	—	(698,680)
Fairlubo Auction Company Limited share swap	13,026,713	9	161,294	(1,953)	—	159,350	74,561	233,911
Transaction with non-controlling interests	—	—	(182)	—	—	(182)	(4,819)	(5,001)
40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power granted to Mr. Kun Dai	—	—	5,146	—	32	5,178	589	5,767
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Foreign currency translation adjustments	—	—	—	(17,869)	—	(17,869)	(106)	(17,975)
Net loss	—	—	—	—	(1,988,676)	(1,988,676)	(1,452)	(1,990,128)
Issuance of ordinary shares due to exercise of the share option	6,957,492	6	1,279	—	—	1,285	—	1,285
Share-based compensation	—	—	100,295	—	—	100,295	—	100,295
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120
Cumulative effect of adoption of new accounting standard (Note 2.32)	—	—	—	—	(319,036)	(319,036)	—	(319,036)
Balance as of January 1, 2020	887,617,391	581	13,069,560	68,192	(12,988,201)	150,132	(4,048)	146,084
Foreign currency translation adjustments	—	—	—	38,572	—	38,572	1,456	40,028
Net loss	—	—	—	—	(2,484,179)	(2,484,179)	(5,383)	(2,489,562)
Issuance of ordinary shares due to exercise of the share option	50,066	—	—	—	—	—	—	—
Share-based compensation	—	—	(32,571)	—	—	(32,571)	—	(32,571)
Repurchase of ordinary shares from Fairlubo’s minority interest	—	—	—	—	(16,447)	(16,447)	7,821	(8,626)
Balance as of March 31, 2020 (unaudited)	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019,
AND THE THREE MONTHS ENDED MARCH 31, 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				For the three months
	For the year ended December 31,			ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
				(Unaudited)
Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(2,747,798)	(1,538,285)	(1,990,128)	(2,489,562)	(351,596)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	165,873	1,052,032	100,295	(32,571)	(4,600)
Depreciation of property, equipment and software	68,185	88,803	88,939	21,339	3,014
Amortization of intangible assets	3,678	5,619	6,892	87	12
Amortization of right-of-use assets	—	—	75,924	1,252	177
Loss from disposal of property, equipment and software	1,542	290	2,710	1,210	171
Equity in income of affiliates	(3,597)	(2,631)	(30,231)	(6,940)	(980)
Cash dividend received	—	—	4,389	—	—
(Gains)/losses from guarantee liabilities	(2,284)	1,931	362,597	—	—
Accrual of allowance for doubtful accounts	1,604	19,703	1,411	—	—
Deferred income tax liabilities	(620)	(1,107)	(1,678)	—	—
Impairment of long-term investment	—	—	37,775	—	—
Gains from disposal of long-term investment, net	—	—	(28,257)	—	—
Gain from disposal of subsidiaries	—	—	—	(179,020)	(25,282)
Provision for credit losses	38,075	40,626	271,372	1,954,516	276,030
Fair value change of derivative liabilities	885,821	(1,185,090)	—	—	—
Goodwill impairment	—	3,670	—	—	—
Impairment of net assets transferred	—	—	—	407,710	57,580
Guarantee income	—	—	—	(44,471)	(6,281)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	(222,391)	(595,277)	315,726	138,588	19,572
Amounts due from related parties	—	—	(51,590)	23,520	3,322
Advance to consumers on behalf of financing partners	(796,278)	305,509	519,773	2,135	302
Loan recognized as a result of payment under the guarantee	(478,492)	(409,093)	(1,533,259)	(251,163)	(35,471)
Advance to sellers	(200,513)	(446,427)	347,402	58,185	8,217
Financial lease receivables	(26,832)	141,517	156,301	102,680	14,501
Inventory	(67,252)	58,561	5,588	3,478	491
Payables, accruals and other current liabilities	911,639	654,281	674,946	(101,829)	(14,378)
Deposit of interests from consumers and payable to financing partners	628,889	(563,527)	(470,105)	(16,496)	(2,330)
Deferred revenue	6,508	87,562	(60,893)	(3,919)	(553)
Net cash used in operating activities	(1,834,243)	(2,281,333)	(1,194,101)	(411,271)	(58,082)
Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	885	7,735	43,611	451	64
Purchase of property, equipment and software	(81,211)	(133,907)	(46,820)	(307)	(43)
Cash paid for long-term investments	(152,723)	(189,450)	—	—	—
Cash paid for acquisition, net of cash acquired	(3,575)	(66,339)	—	—	—
Proceeds from disposal of long-term investments	5,048	—	96,838	2,741	387
Decrease/(increase) in short-term investments	96,118	(595,078)	597,984	—	—
Loan extended to a related party	(451,385)	(101,578)	—	—	—
Cash deposits transferred to Golden Pacer (Note 3)	—	—	(1,175,867)	—	—
Proceeds from disposal of subsidiaries, net of cash disposed (Note 4)	—	—	—	157,013	22,174
Net cash (used in)/generated from investing activities	(586,843)	(1,078,617)	(484,254)	159,898	22,582

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017, 2018 AND 2019,
AND THE THREE MONTHS ENDED MARCH 31, 2020 (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				For the three months
	For the year ended December 31,			ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
Cash flows from financing activities:				(Unaudited)
Proceeds from borrowings	800,887	1,209,431	132,809	—	—
Net proceeds from issuance of convertible notes	—	—	1,853,381	—	—
Net proceeds from issuance of convertible redeemable preferred shares	2,721,065	1,674,408	—	—	—
Repayment of convertible notes	—	—	(1,190,182)	—	—
Repayment of borrowings	(204,068)	(1,183,797)	(735,294)	(159,148)	(22,476)
Acquisition of non-controlling interest in a subsidiary	(29,042)	—	—	—	—
Net proceeds from initial public offering and issuance of convertible notes	—	2,574,010	—	—	—
Proceeds from exercise of options	—	—	12,916	629	89
Repurchase of ordinary shares from Fairlubo’s minority interest	—	—	—	(7,000)	(989)
Net cash generated from/ (used in) financing activities	3,288,842	4,274,052	73,630	(165,519)	(23,376)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,334	(9,278)	960	4,065	574
Net increase/(decrease) in cash, cash equivalents and restricted cash	871,090	904,824	(1,603,765)	(412,827)	(58,302)
Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the period	—	179,202	1,001,325	25,074	3,541
Cash, cash equivalents and restricted cash at beginning of the period	1,038,113	1,730,001	1,812,702	1,185,188	167,381
Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the period	179,202	1,001,325	25,074	—	—
Cash, cash equivalents and restricted cash at end of the period	1,730,001	1,812,702	1,185,188	797,435	112,620
Supplemental disclosure of cash flow information
—Cash paid for income tax	6,429	4,575	7,754	1,115	157
—Cash paid for interest	6,386	32,113	77,924	—	—
Supplemental schedule of non-cash investing and financing activities
—Accretion on redeemable preferred shares	555,824	318,951	—	—	—
—Deemed dividend to preferred shareholders	587,564	544,773	—	—	—
—Deemed dividend from preferred shareholders	92,779	—	—	—	—
—Repurchase of the surrender shares	—	746,253	—	—	—
—Unreceived disposal consideration	—	—	—	130,000	18,360
—Unpaid repurchase consideration to monitory interest	—	—	—	8,319	1,175

	December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
				(Unaudited)
Cash and cash equivalents	291,973	800,997	478,200	342,504	48,371
Restricted cash	1,438,028	1,011,705	706,988	454,931	64,249
Cash, cash equivalents and restricted cash reclassified as held for sale assets	179,202	1,001,325	25,074	—	—
Total cash, cash equivalents and restricted cash	1,909,203	2,814,027	1,210,262	797,435	112,620

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

Divestiture Transactions

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The cash consideration was further modified and revised to RMB295 million due to working capital adjustment. The transaction contemplated under the definitive agreements was closed in January 2020. Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated related subsidiaries, mainly including Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., Beijing Fengshun Lubao Automotive Auction Co., Ltd., Zhejiang Dongwang Internet Techonolgy Co., Ltd. and their wholly-owned subsidiaries (“Salvage Car Related Subsidiaries”), from the Company's consolidated financial statements.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business in exchange for a total gross consideration of US$105 million. The transaction contemplated under the definitive agreements was closed in April 2020.

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements, respectively, with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019. The transaction contemplated under the definitive and supplemental agreements was closed on April 23, 2020.

After the Divestiture Transactions, the Group will primarily operate its cross-regional online used car transaction business (2C).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

As of March 31, 2020, the Company’s principal subsidiaries and consolidated VIEs are as follows:

		Date of	Percentage of
	Place of	incorporation or	direct or	Principal
Subsidiaries	incorporation	acquisition	indirect	activities
Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) Information Technology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Co., Ltd.	Hangzhou	March 25, 2013	100%	Loan facilitation
Bo Yu Finance Lease (Tianjin) Co., Ltd.	Tianjin	March 6, 2015	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Online used car transaction service
Youxin (Shanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Online used car transaction service
Youyuan (Beijing) Information Technology Co., Ltd.	Beijing	October 21,2016	100%	Online used car transaction service
Youfang (Beijing) Information Technology Co., Ltd.	Beijing	March 25,2016	100%	Online used car transaction service

As of March 31, 2020, the Company’s principal subsidiaries and consolidated VIEs are as follows:

		Date of	Percentage
	Place of	incorporation or	of direct	Principal
VIEs	incorporation	acquisition	or indirect	activities
Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11,2011	99.99%	Auction platform
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12,2015	99.99%	Transaction service

Liquidity

The Company has been incurring losses from operations since inception. The Company incurred net losses from continuing operation of RMB1,268.8 million, RMB1,351.8 million, RMB1,327.7 million for the years ended December 31, 2017, 2018 and 2019 and RMB2,034.4 million for the three months ended March 31, 2020, respectively. Accumulated deficit amounted to RMB10,680.5 million, RMB12,669.2 million and RMB15,488.8 million as of December 31, 2018 and 2019 and March 31, 2020, respectively. The COVID-19 pandemic has caused a general slowdown in China’s economy and the weakened consumer confidence and spending power. It also disrupted operating environment for the Company’s business and used car industry in general resulted in a relatively slow recovery in transaction volumes which have adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chains started to resume operations, it may continue to bring significant challenges and uncertainties to the market given the fact that the COVID-19 pandemic is still evolving and its full impact will still depend on future developments. Accordingly, the full extent of impact on the Company cannot be determined at this time and will depend on future developments that are highly uncertain including as a result of new information that may emerge, however, the Company has made estimates of the impact of COVID-19 within the financial statements and there may be changes to those estimates in future periods. These conditions and uncertainties could cast substantial doubt on the Company’s ability to continue as a going concern.

On July 23, 2020, the Company entered into a supplemental agreement with WeBank to settle the Company’s remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the agreement, the Company will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, the Company is no longer subject to guarantee obligations in relation to its historically-facilitated loans for WeBank under the condition that the Company makes the installment payments based on the agreed-upon schedule in the supplemental agreement.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

On July 23, 2020, the Company entered into agreements with holders of 2020 Notes and 2021 Notes (Note 20) to amend the terms of the convertible notes. Pursuant to the agreements, the parties have agreed that the conversion price of the convertible notes will be adjusted to the Company’s volume weighted average stock price for Class A ordinary shares of last 30 trading days prior to the signing of the agreements multiplied by 78%, and holders of the 2020 Notes and 2021 Notes will convert all the convertible notes into Class A ordinary shares upon the signing of the agreements. On the same day, holders of the 2020 Notes and 2021 Notes converted all their convertible notes into 136,279,973 Class A ordinary shares of the Company at the adjusted conversion price.

In addition to these major agreements recently entered, the Company has proactively taken actions to fundamentally optimize overall cost structure by upgrading its business and service model and implemented other cost control measures. For example, the Company has streamlined overall operations by better allocating inspection resources and deploying online sales consultant team to provide services more efficiently. Taking into consideration all these actions mentioned above, which have alleviated the substantial doubt of the Company’s ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash considerations received from recent divestiture transactions and cash flows from operations will be sufficient to meet its anticipated working capital requirements for the next 12 months.

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

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Discontinued operations (continued)

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019.

Pre-transferred net assets related to the divestiture of 2C intra-regional business and loan facilitation related service were reclassified as Net assets transferred as of December 31, 2019 and March 31, 2020, while results of operations related to the discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business.

Assets and liabilities related to the divestiture of 2B online used car auction business were reclassified as assets/liabilities held for sale as of December 31, 2019 and March 31, 2020, while results of operations related to discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

Divestiture of salvage car related business

On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business. Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated Salvage Car Related Subsidiaries from the Company’s consolidated financial statements.

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

Currently, Youxin Hulian and Yishouche hold the VATS Licenses for internet information services to operate other online platforms of the Company and they may hold equity interests of subsidiaries conducting business that are restricted with foreign ownership.

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

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB144.2 million, RMB144.2 million and RMB104.0 million as of December 31, 2018 and 2019, and March 31, 2020, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.3 Basis of consolidation (continued)

The following table sets forth the assets, liabilities and results of operations and cash flows of the VIEs and their subsidiaries taken as a whole, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Cash and cash equivalents	67,940	913	1,852
Amounts due from related parties	165,940	201,303	195,345
Accounts receivable	6,957	7,073	2,613
Other receivables, net	95,297	74,283	32,578
Inventory	2,120	2,120	2,120
Prepaid expense and other current assets	22,364	2,600	2,545
Assets held for sale	—	150,767	—
Long-term investments	27,427	30,028	6,065
Property, equipment and software, net	12,436	4,398	4,224
Intangible assets, net	17,295	11,085	375
Goodwill	38,246	—	—
Total assets	456,022	484,570	247,717

Accounts payable	7,379	3	4
Amounts due to related parties	914,109	880,079	779,960
Current portion of long-term borrowings	281	—	—
Liabilities held for sale	—	176,902	—
Deferred tax liability	3,725	2,667	—
Other payables and accruals	249,841	191,902	74,018
Total liabilities	1,175,335	1,251,553	853,982

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)

Total revenues	244,830	416,578	160,626	6,393
Cost of revenues	(130,099)	(156,093)	(46,670)	(4,828)
Net loss	(603,030)	(85,882)	(47,672)	44,704

Net cash used in operating activities	(584,072)	(51,713)	(45,393)	(31,962)
Net cash (used in)/generated from investing activities	(5,529)	(67,516)	3,071	157,405
Net cash generated from financing activities	604,314	81,489	319	(149,528)
Net increase/(decrease) in cash and cash equivalents	14,713	(37,740)	(42,003)	(24,085)
Cash and cash equivalents at beginning of the period	90,967	105,680	67,940	25,937
Cash and cash equivalents reclassified as held for sale assets	—	—	25,024	—
Cash and cash equivalents at end of the period	105,680	67,940	913	1,852

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, provision for credit losses for loan recognized as a result of payment under the guarantee, guarantee liabilities and forfeiture rate of share-based compensation.

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

Financial instruments of the Company primarily comprise of cash equivalents, short-term investment, accounts receivable, loan recognized as a result of payment under the guarantee, finance lease receivables, short-term borrowings, accounts payable, guarantee liabilities and deposit of interests collected from customers and payable to financing partners. As of December 31, 2018 and 2019, and March 31, 2020, their carrying values approximated their fair values because of their generally short maturities. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.6 Foreign currencies (continued)

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses are translated at the average exchange rates prevailing for the year. Foreign currency translation adjustments arising from these are reflected in the accumulated other comprehensive income. The exchange rates used for translation on at the end of the year of 2018 and 2019, and three months ended March 31, 2020 were US$1.00=RMB 6.8632, RMB 6.9762 and RMB7.0851, respectively, representing the index rates stipulated by the People’s Bank of China.

Transactions of the Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the three months ended March 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.0808, representing the index rates stipulated by the Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020, or at any other rate.

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

2.8 Restricted cash and short-term investment

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.13 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. Beginning in the three months ended December 31, 2019, the Group no longer provides loan facilitation related services through its online platform.

As of December 31, 2018 and 2019, and March 31, 2020, the restricted cash in relation to guarantee represented 7.5%, 4.4% and 3.4% of the outstanding facilitated loan balance, respectively.

Short-term investments are mainly comprised of time deposits and investment products placed with banks with original maturities longer than three months but less than one year.

2.9 Inventory

Inventories consist of GPS devices, auto check equipments and others. Inventories are valued at the lower of cost or market. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of December 31, 2018, inventories mainly included GPS devices and auto check equipments of RMB8.1 million and RMB1.4  million, respectively. As of December 31, 2019, inventories mainly included GPS devices and auto check equipments of RMB11.1 million and RMB1.4 million, respectively. As of March 31, 2020, inventories mainly included GPS devices and auto check equipments of RMB14.3 million and RMB1.4 million, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.10 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was nil as of December 31, 2018 and 2019. The provision for credit losses for accounts receivables was RMB 19.4 million as of March 31, 2020.

2.11 Advance to consumers on behalf of financing partners

Before the three months ended December 31, 2019, the Group facilitates loans extended by third-party financing partners to consumers through its online platform. The Group started to cooperate with third-party financing partners beginning September 2015. From September 2015, the third-party financing partners provided all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collaterals over the cars purchased by consumers with relevant government authorities, the Group advances the funds needed to purchase the car to the consumer on financing partners' behalf to the applicable car dealers directly. The balance represents a legal claim of the Group from third-party financing partners. The third-party financing partners shall pay the corresponding amount to the Group as agreed in the corporation agreements. The Group no longer provides loan facilitation related services through its online platform since the three months ended December 31, 2019. As of December 31, 2018 and 2019, and March 31, 2020, the advances to consumers on behalf of financing partners were RMB521.9 million, RMB2.1 million and nil, respectively.

2.12 Financial lease receivables

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements.

The Group used to provide short-term inventory financing to certain selected car dealers. Those car dealers can apply and obtain loans through the Easy Loan program. The Group used to provide funding to the dealer and may in turn obtain financing from one of our financing partners to fund the Easy Loan program. In order to fund the Easy Loan program, the Group and a third-party financing partner entered into a financing business cooperation agreement, which established that loans provided to dealers are made with direct connection to the financial lease contracts entered into between the Group and the dealers for the underlying cars. Accordingly, the Group was considered as the primary obligor in the lending relationship and therefore records the liabilities to the third-party financing partner on its Consolidated Balance Sheets. Consequently, the Group considered that the financial lease receivables generated from financial lease contracts with car dealers were not settled or extinguished. Therefore, the Group accounted for the financial lease receivables on its Consolidated Balance Sheets. Starting from early 2020, the Group ceased to provide Easy Loan program to car dealers.

The Group started to cooperate with third-party financing partners from September 2015. Before September 2015, the Group entered into finance lease arrangements with consumers who needed financing for car purchases. In the three months ended September 30, 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars. Starting from the three months ended March 31, 2020, the Group ceased to provide such funds.

Financial lease receivables are measured at amortized cost and reported on the Consolidated Balance Sheets at outstanding principal adjusted for the allowance for doubtful accounts/provision for credit losses. Allowance for doubtful accounts is provided when the Group has determined the balance is impaired. On January 1, 2020, the Group adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) and provision for credit losses was provided based on current expected credit losses impairment model (Note 2.32).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Guarantee liabilities

Before the three months ended December 31, 2019, the third-party financing partners offered financing solutions to the Borrowers and the Company was required to provide a guarantee in the event of default.

Before January 1, 2020, the financial guarantee was within the scope of ASC Topic 460, Guarantees. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”. The liability was recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liabilities, the Company’s guarantee obligations were measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 was determined on a contract-by-contract basis and was reduced as the Company was released from the underlying risk, meaning as the loan was repaid by the Borrower or when the financing partners were compensated in the event of a default. The liability was reduced only as the Company was released from the underlying risk. This component was a stand ready obligation which was not subject to the probable threshold used to record a contingent obligation. The other component was a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation was measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor was released from the guaranteed risk. Accordingly, the guarantee liabilities were recognized in “gains/(losses) from guarantee liabilities” in the Consolidated Statements of Comprehensive Loss by a systematic and rational amortization method, e.g. over the term of the loan.

Effective on January 1, 2020, the Company adopted ASU 2016-13 using the modified retrospective transition approach (Note 2.32). The initial adoption resulted in a recognition of a separate contingent liability in the full amount, in addition to financial guarantee liabilities measured under ASC 460. Subsequent to the initial adoption, the Company's guarantee obligations are measured in separated two components (i) ASC 460 component and (ii) ASC 326 component. In accordance with ASC 460-10-30-5, both guarantee obligations and an allowance for credit losses (calculating using the current expected credit losses - CECL - impairment model) are recorded for financial guarantees in the scope of ASC 326. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using the CECL model per ASC 326 Financial Instruments - Credit Losses. Subsequent to the initial recognition, ASC 460 component is recorded in "other operating income" in the Consolidated Statements of Comprehensive Loss as the guarantor is released from the guaranteed risk by a systematic and rational amortization method, e.g. over the term of the loan. ASC 326 component is re-measured at each period end and recognized in provision for credit loss in Consolidated Statements of Comprehensive Loss.

As of December 31, 2018 and 2019, and March 31, 2020, the amount of maximum potential future payment that the Group could be required to make under the guarantee for the underlying facilitated loan balance was RMB27.6 billion, RMB15.5 billion and RMB12.9 billion, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

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

2.16 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on “Testing of Goodwill for Impairment” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. Before the adoption of ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. The Company adopted ASU No. 2017-04 starting January 1, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.

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

2.18 Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2018 and 2019, and three months ended March 31, 2020.

2.19 Deferred revenue

Deferred revenue mainly represents warranty program provided by the Company and the share of fee revenue earned by the appointed depositary of the Company. The warranty program includes a 6-month or 10,000 kilometer and 1-year or 20,000 kilometer warranty, covering both maintenance and all major structural components. Starting from March 2020, the Group provides Buyer with upgraded service with 1-year or 20,000-kilometer warranty program and no longer provided 6-month or 10,000 kilometer warrant program. As of December 31, 2018 and 2019, and March 31, 2020, the deferred revenue was RMB115.2 million, RMB54.3 million and RMB50.3 million, respectively.

2.20 Warranty liabilities

Starting from March 2020, the Company provides one-year return policy for all vehicles sold through the Company's platform, covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through the inspection program the Company provided. The Company accrues a warranty reserve for all vehicles sold through the Company's platform, which includes the Company's best estimate of the projected costs for returns under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company's relatively short history of operations, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future. As of March 31, 2020, the warranty liabilities was RMB 0.3 million and recorded in the other payables and accruals. Warranty expense is recorded as a component of sales and marketing expense in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Revenue recognition

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

Starting from the three months ended September 30, 2019, given the divestiture of 2C intra-regional business and loan facilitation service to Golden Pacer (Note 1), the Group modified its existing/surviving cross-regional service contract and no longer provides loan guarantee service. Therefore, 2C cross-regional business is renamed as Online used car transaction to consumers. Accordingly, the revenues generated from the Online used car transaction are renamed as 2C - Commission revenue, and value-added service revenue starting in the three months ended September 30, 2019 and beyond. For the divestiture of 2C business, the Group presented the results as discontinued operations for the year of 2019 and all the prior comparable periods (Note 3).

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

2.21 Revenue recognition (continued)

Online used car transaction services

The Company’s online platform and offline infrastructure enable consumers to buy used cars online via online used car transaction services. The online used car transaction services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located. The Company’s offline infrastructure provides consumers with payment and settlement, delivery and fulfilment services (including logistics and delivery, title transfer and vehicle registration), and warranty services. The Company uses www.xin.com as its 2C online platform, which assists in publishing the used cars of car dealers (the “B”, the “Dealer” or the “Seller”) for consumers (the “C”, the “Consumer”, or the “Buyer”). The online used car business mainly includes three services as follows:

-	Broker transaction (or commission-related service): The Company provides used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. The Company charges the Consumer the commission fees based on agreed percentage of final car sales price;
-	Value-added service: For the Consumers that have financing needs, the Company provides additional services to Consumers based on agreed amount or agreed percentages, including but not limited to the following:
1.	Channel service:
-	Uxin provides advice on financial solutions and refer Consumers to financing platforms
-	Uxin helps check the documents in relation to application of financial products prepared by Consumers
2.	Safety-guaranteed service:
-	Uxin provides GPS purchase and installation service
-	Uxin provides other assistances to Consumers if necessary, such as sharing the GPS trajectory when there is a car theft, etc.
3.	Mortgage service:
-	Uxin assists in mortgage registration process if needed
-	Uxin assists on the purchase of insurance policy offered by insurance company
-	Warranty service: is provided for selected cars sold with Uxin’s authentication, e.g. for cars sold with "Uxin golden authentication”, the Group provides the Buyer with 30-day return due to significant issues that existed prior to deal close & 1-year or 20,000-kilemeter warranty service for qualified issues up to the car price; For cars sold with "Uxin silver authentication”, the Group provides the Buyer with 30-day return due to issues that existed prior to deal close & 6-month or 10,000-kilemeter warranty service for qualified issues up to RMB 20,000. Starting from March 2020, the Group provides Buyer with upgraded service with 1-year or 20,000-kilemeter warranty program and 1-year return policy (Note 2.20) for selected cars.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Revenue recognition (continued)

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

In the three months ended September 30, 2018, the Group started to provide funds in the form of financial lease agreements to selected Borrowers in addition to the financing facilitated by the Group for the purchase of the cars. In these arrangements, the Group is considered the originator of the financing and held such creditor’s rights. The Group generates interest income from these arrangements. Interest income is recognized over the financial lease period, taking into account of the principal outstanding and the effective interest rate over the period to maturity.

2C

Given the divestiture of the Group’s 2C intra-regional business and loan-facilitation related service, the Group presented the results of the these business as discontinued operation for the year of 2019 and all the prior comparable periods (Note 3) based on the following recognition policy:

The Company’s online platform and offline infrastructure facilitates used car dealers to list and sell its used cars to individual consumers via cross-regional service and intra-regional service. The Company started its cross-regional transaction facilitation service in the three months ended March 31, 2018. The cross-regional transaction facilitation services help individual consumers complete their purchases of cars without having the consumers physically inspect the cars on-site, which primarily apply for the transactions when the consumers are located in different cities from where the cars are located; whereas intra-regional transaction facilitation services cater to local individual consumers. For each used car sold through intra-regional 2C business with financing solutions and each used car sold through cross-regional 2C business with or without financing solutions, the Company charges a transaction facilitation service fee to the consumer that equals the higher of a certain percentage of the price of the car and a minimum fee. The Company used to charge transaction facilitation service fees to car dealers for each used car sold through its intra-regional 2C business without financing solutions. Starting in the second half of 2018, to further facilitate market expansion, the Company gradually discontinued charging car dealers transaction facilitation service fees in intra-regional transactions without financing solutions. The transaction facilitation service fee is for services provided through its platform in connecting consumers with used car sellers, facilitating car sales to consumers and providing after-sale warranty. The Company’s offline infrastructure provides consumers with vehicle inspection, payment and settlement, delivery and fulfilment services, and warranty services. The Company has identified two performance obligations for these transactions—warranty services and other transaction facilitation services. The revenue relating to warranty services is deferred and recognized over the warranty period as the Company stands ready to perform during that period. Other than the warranty services provided, the transaction facilitation revenue is recognized at a point in time when the service is rendered, which occurs upon the completion of the successful transaction.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Revenue recognition (continued)

2B

Given the divestiture of the Group’s entire 2B online used car auction business occurred in the three months ended March 31, 2020, the Group presented the results of the 2B business as discontinued operation for the year of 2019 and all the prior comparable periods (Note 3) based on the following revenue recognition policy:

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB27.4 million, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

2.22 Value-added-tax (“VAT”) and surcharges

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23 Cost of revenues

Cost of revenues primarily consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc. Cost of revenues in relation to 2B related business was reclassified as discontinued operations.

2.24 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, and advertising and promotion expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Advertising costs are expensed as incurred and the total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB27.6 million, RMB889.0 million, RMB443.6 million and RMB50.0 million for the years ended December 31, 2017, 2018 and 2019, and three months ended March 31, 2020, respectively.

2.25 Research and development expenses

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

2.26 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.27 Share-based compensation

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

2.28 Taxation

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

2.29 Business combinations and non-controlling interests

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

2.29 Business combinations and non-controlling interests (continued)

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

2.30 Loss per share

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

2.31 Operating leases

The Company applied ASC 842, Leases, on January 1, 2019 on modified retrospective basis and has elected not to recast comparative periods. The Company has elected the package of practical expedients on the adoption date, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Consolidated Balance Sheet. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company's lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.32 New accounting standard adopted by the Company

Effective on January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”) under a modified retrospective transition. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are only recognized when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime of the financial instrument be recorded at the time it is originated or acquired, considering relevant historical experience, current conditions and reasonable and supportable forecasts incorporating forward-looking information that affect the collectability of financial assets, and adjusted for changes in expected lifetime credit losses subsequently, which may require earlier recognition of credit losses.

(i) Impact on financial statements

The Company adopted ASU 2016-13 using the modified retrospective transition approach and recognized a cumulative-effect adjustment to the opening balance of accumulated deficit in the consolidated financial statements. Results for reporting periods beginning after January 1, 2020 are presented using the CECL methodology while comparative information continues to be reported in accordance with the incurred loss methodology in effect for prior periods.

The following table shows the overall adjustments recognized for each individual line item.

Consolidated Balance Sheet (extract)	December 31, 2019	ASC 326 adjustment	January 1, 2020
	RMB	RMB	RMB
			(Unaudited)
Current assets
Accounts receivable, net	44,605	(16,348)	28,257
Loan recognized as a result of payment under the guarantee, net	1,580,464	(172,843)	1,407,621
Advance to sellers, net	288,550	(31,577)	256,973
Other receivables, net	440,056	(8,434)	431,622
Financial lease receivables, net	121,820	(839)	120,981

Total assets	5,383,096	(230,041)	5,153,055

Guarantee liabilities	388,307	88,995	477,302

Total liabilities	4,917,976	88,995	5,006,971

Shareholders’ equity
Accumulated deficit	(12,669,165)	(319,036)	(12,988,201)

Total liabilities and shareholders’ equity	5,383,096	(230,041)	5,153,055

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.32 New accounting standard adopted by the Company (continued)

(ii) Impact of adoption

The Company has several types of financial assets and liabilities that are subject to ASC 326’s new CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for account receivables, loans recognized as a result of payment under the guarantee, advance to sellers, other receivables, financial lease receivables and guarantee liabilities as of the balance sheet date. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date. The Company has lowered its forecasts on selected economic factors, such as GDP, to reflect the adverse impact of the COVID -19 pandemic.

1.	Measurement of CECL reserve

The Company estimates its CECL reserve for different financial instruments using various methods including the probability-of-default method, the loss rate method, the roll rate method and the discounted cash flow method.

●	For guarantee liability, the probability-of-default method is used, where the lifetime CECL reserve is measured as the product of the ending balance and two key parameters, the lifetime Probability of Default (PD) and Loss Given Default (LGD). The calibration of PD and LGD starts with the Company’s historical information. Both are further adjusted to incorporate the impacts of macroeconomic conditions, recent portfolio performance, as well as the observed industry experience.

●	For loan recognized as a result of payment under the guarantee and financial lease receivables, the loss rate method is applied as the comprehensive product impact of PD and LGD.

●	The roll rate model is adopted for account receivable; while for some other receivable which cannot be pooled with financial assets with similar risk characteristics, the reserve for credit losses are evaluated on an individual basis using the discounted cash flow method.

Note that to incorporate the forward-looking impacts based on the Company’s best macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD, LGD, loss rates, and roll rates on a collective basis. The Company groups its financial instruments into pools by credit status, product types, account receivable aging schedule, collateral types and other risk characteristics as appropriate in the calibration and adjustments of these parameters.

1.1	Loan recognized as a result of payment under the guarantee

Assumptions Used: The credit loss allowance of Loan recognized as a result of payment under the guarantee based on the Company’s assumptions regarding:

●	Loss rate: The loss percentage of the outstanding balance. It considers the historical loss information, the recent performance of this portfolio, categories of credit status (normal, attention and secondary), the collateral, and the Company’s forecasts of selected macroeconomic factors.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.32 New accounting standard adopted by the Company (continued)

Sensitivity Analysis:

Change in the assumptions would affect the allowance for credit loss of Loan recognized as a result of payment under the guarantee. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Loss rate	+/- 100	[21,906/ (21,906)]

1.2	Financial lease receivables

Assumptions Used: The allowance for credit loss of financial lease receivable is based on the Company’s assumptions regarding:

●	Loss rate: The loss percentage of the outstanding balance. It considers the historical and recent performance of the portfolio, the delinquency status, and the Company’s forecasts of selected macroeconomic factors.

Sensitivity Analysis:

Change in the assumptions would affect the allowance for credit loss of lease receivable. The effect of the indicated increase/decrease in the assumptions for Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Loss rate	+/- 100	[273/ (273)]

1.3	Account receivable

Assumptions Used: The allowance for credit loss of account receivable is based on the Company’s assumptions regarding:

●	Payback period. The Company uses the roll rate method to estimate expected credit losses for account receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimates its payback period based on relevant historical receivable payback information. Then the Company estimates the credit allowances based on the payback period, the historical distribution of each aging bucket, and the impacts of macroeconomic factors.

Sensitivity Analysis.

Change in the assumptions would affect the allowance for credit loss of account receivable. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Payback period	+/- 3 months	[ 2,296/ (3,281)]

1.4	Guarantee liabilities

Assumptions Used: The credit loss allowance for guarantee liabilities is based on the Company’s assumptions regarding:

●	PD (lifetime): The expected probability of payment and time to default of the guaranteed contracts, which considers vintage and recent performance information of such portfolio and macroeconomic factors.
●	LGD: The percentage of the expected balance due at default that is not recoverable. For each credit status (normal, attention, secondary), the parameter is assessed based on collateral information and future recoveries.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.32 New accounting standard adopted by the Company (continued)

Sensitivity Analysis:

Change in the assumptions would affect the allowance for guarantee liability. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
PD (lifetime)	+/- 100	[7,030/ (7,030)]
LGD	+/- 100	[7,030/ (7,030)]

Finance assets are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than [90 days] past due. Provision for credit losses on finance assets is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

2.33 Recent Accounting Pronouncements

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

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantee starting from the three months ended December 31, 2019.

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Revenues
To consumers
Transaction facilitation revenue	230,250	481,055	391,447	—
Loan facilitation revenue	944,406	1,568,705	1,141,981	—
Total revenues	1,174,656	2,049,760	1,533,428	—

Cost of revenues	(478,137)	(427,548)	(296,347)	—
Gross profit	696,519	1,622,212	1,237,081	—

Operating expenses
Sales and marketing	(1,758,892)	(1,010,446)	(1,018,483)	—
Research and development	(201,082)	(185,488)	(155,168)	—
General and administrative	(99,361)	(504,066)	(486,098)	—
Gains/(losses) from guarantee liabilities	444	2,483	(168,212)	—
Impairment for net assets transferred	—	—	—	(407,709)
Total operating expenses	(2,058,891)	(1,697,517)	(1,827,961)	(407,709)

Loss from operations	(1,362,372)	(75,305)	(590,880)	—
Interest income, net	(32,218)	(81,128)	(14,355)	—
Other expenses, net	(12,552)	(14,965)	(4,468)	—
Foreign exchange gain	1,104	—	534	—
Loss from discontinued operations before income tax expense	(1,406,038)	(171,398)	(609,169)	(407,709)
Income tax expense	(359)	(12,941)	(2,992)	—
Net loss from discontinued operations	(1,406,397)	(184,339)	(612,161)	(407,709)

In the three months ended December 31, 2019, the Company transferred the legal titles of assets and liabilities in relation to the historically-facilitated loans for XW bank to Golden Pacer as one of the pre-closing conditions with no consideration exchanged. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements on April 23, 2020. Due to the legal titles of the assets and liabilities being transferred prior to year-end of 2019 while the transaction was not closed until April 23, 2020, these pre-transferred assets and liabilities were reclassified on a net basis under the name of “Net assets transferred” as of December 31, 2019 and March 31, 2020. During the three months ended March 31, 2020, the “Net assets transferred” was further impaired in the value due to the ongoing negative impacts from the COVID-19 pandemic and the decline of underlying asset quality.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Results of the discontinued operations of 2B business were as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Transaction facilitation revenue	467,583	606,599	283,711	22,426
Cost of revenues	(176,916)	(292,595)	(157,653)	(15,109)
Gross profit	290,667	314,004	126,058	7,317

Operating expenses
Sales and marketing	(264,919)	(187,811)	(120,082)	(22,453)
Research and development	(24,928)	(19,429)	(13,629)	(2,970)
General and administrative	(73,397)	(108,949)	(42,636)	(14,415)
Provision for credit loss	—	—	—	(14,947)
Total operating expenses	(363,244)	(316,189)	(176,347)	(54,785)

Net loss from discontinued operations	(72,577)	(2,185)	(50,289)	(47,468)

Liabilities classified as held for sale of 2B business were as follows:

	December 31, 2018	December 31, 2019	March 31, 2020
	RMB	RMB	RMB
			(Unaudited)
Advance from buyers collected on behalf of sellers	105,456	50,396	89,096
Other payables and accruals	69,232	60,525	53,913
Total liabilities held for sale	174,688	110,921	143,009

The condensed cash flows of the discontinued operations of 2B business were as follows:

				For the three months
	For the year ended December 31,			ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Net cash generated from/ (used in) operating activities	27,897	(20,699)	2,338	(34,967)
Net cash (used in)/generated from investing activities	(17,206)	(40,180)	1,159	(25)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. DISPOSAL OF SUBSIDIARIES

On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business in exchange for a total cash consideration of RMB 295 million, of which RMB 18.6 million was related to the repayment of intercompany loans provided by the Company. Concurrently in January 2020, Fairlubo Auction Company Limited repurchased the remaining 5.06% ordinary shares from minority interest with a total cash consideration of RMB 16.7 million, of which RMB 7.0 million was paid in March 2020. Prior to the repurchase, the Company owned 94.94% ordinary shares of Fairlubo.

Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated Salvage Car Related Subsidiaries from the Company’s consolidated financial statements.

On January 31, 2020, the Company calculated a gain regarding such disposition as follows:

January 31, 2020
RMB

Total proceeds	295,000
Less: The repayment of intercompany loans provided by the Company	(18,581)
Net consideration	276,419

Less: Cash and cash equivalents	7,987
Accounts receivable, net	5,203
Prepaid expenses and other current assets	4,137
Advance to sellers, net	57,364
Other receivables, net	81,566
Property, equipment and software, net	2,398
Intangible assets, net	12,333
Goodwill	124,383
Accounts payable	(5,729)
Advance from buyers collected on behalf of sellers	(80,372)
Other payables and accruals	(108,790)
Deferred income tax liability	(3,081)
Net assets of salvage cars related business	97,399

Gain on disposal of salvage car-related business	179,020

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

Acquisition of Beijing Youxin Chefang Automotive Technical Service Co., Ltd. (“Chefang”)

Chefang is a company that engages in services related to car maintenance. In order to enhance the service quality to consumers, on October 8, 2015, the Company acquired 26% ordinary equity interests in Chefang with the consideration of RMB10 million. On September 28, 2016, the Company paid RMB10 million with which the acquired ordinary equity interests in Chefang increased to 40.96%. On May 31, 2017, the Company acquired further 10.04% ordinary equity interest in Chefang with the consideration of RMB3 million in cash and obtained the power to control Chefang with the accumulated acquired ordinary equity interests stepped up to 51%. These investments were accounted for under equity method due to significant influence the Group has over Chefang until the control was obtained and the investments were in the form of ordinary shares. The goodwill recognized for the acquisition was RMB7.8 million. The Group also recognized a gain of RMB3.9 million upon the acquisition of the remeasurement of previously held equity interests. In the three months ended December 31, 2018, the Company acquired further 49% ordinary equity interest in Chefang with the consideration of RMB 2.0 million in cash and controlled Chefang with the accumulated acquired ordinary equity interests stepped up to 100%. RMB3.7 million goodwill impairment was recorded for the year ended December 31, 2018.

Acquisition of Baogu Vehicle Technology Service (Beijing) Co., Ltd. ("Baogu")

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

The results of the acquired entities' operations have been included in continuing operation in the Company's consolidated financial statements since their respective dates of acquisition.

Acquisition/disposal of Zhejiang Dongwang Internet Technology Co., Ltd. ("Dongwang") and Fairlubo Auction Company Limited ("Fairlubo")

In addition to the above mentioned business transactions, the Company acquired Fairlubo in 2015 and Dongwang in 2018, both of which engage in salvage car related business. On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business. Upon the completion of the transaction on January 31, 2020, the Company no longer retained power of control over salvage car related business, and accordingly the Salvage Car Related Subsidiaries was disposed by the Company.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. ADVANCE TO CONSUMERS ON BEHALF OF FINANCING PARTNERS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Advance to consumers on behalf of financing partners	521,908	2,135	—

The Group used to facilitate loans extended by third-party financing partners to consumers through their online platform before the three months ended December 31, 2019. The third-party financing partners provided all the funds for the consumer loans, while the Group provided services to facilitate such financing transactions. Pursuant to the cooperation agreements entered into with third-party financing partners, for the purpose of registering the collateral over the car purchased by consumers with relevant government authorities, the Group advanced the funds needed to purchase the car to the consumer on financing partners' behalf to the applicable car dealers directly. The third-party financing partners paid the corresponding amounts to the Group as agreed in the corporation agreements. Starting in the three months ended December 31, 2019, the Company ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

7. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE

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

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Loan recognized as a result of payment under the guarantee	810,327	2,343,586	2,594,749
Less: allowance for doubtful accounts/provision for credit losses	(256,639)	(763,122)	(2,190,575)
	553,688	1,580,464	404,174

An aging analysis of loan recognized as result of payment under the guarantee is as follows:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Up to 6 months	329,350	1,094,920	1,140,756
6 months to 12 months	274,179	507,321	425,500
Over 12 months	206,798	741,345	1,028,493
	810,327	2,343,586	2,594,749

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE (CONTINUED)

The Company relies on the consumers' credit history, loan-to-value ratio and other certain application information to evaluate and rank their risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of "Normal" are determined to have the highest probability of repayment, customers assigned a grade of "Attention" are determined to have a lower probability of repayment, and customers assigned a grade of "Secondary" are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers' likelihood of repayment.

The balance of loan recognized as result of payment under the guarantee by grade of monitored credit risk quality indicator as of December 31, 2018 and 2019, and March 31, 2020 were listed as below:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Normal	286,644	807,023	283,259
Attention	229,474	1,156,067	364,895
Secondary	294,209	380,496	1,946,595
	810,327	2,343,586	2,594,749

Loan recognized as a result of payment under the guarantee of RMB433.9 million was pledged as collateral for long-term borrowings of RMB1.6 million and current portion of long-term borrowings of RMB112.3 million (Note 15).

The movement of allowance for doubtful accounts/provision for credit losses for the years ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020 was as follows:

				For the three months
	For the year ended December 31,			ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Beginning balance of the period	(7,222)	(189,305)	(256,639)	(763,122)
Changes on initial application of ASU 2016-13 (i)	—	—	—	(172,843)
Addition	(184,586)	(257,953)	(398,167)	(326,204)
Provision for credit losses (ii)	(36,474)	(37,961)	(255,105)	(1,039,367)
Write-off	15,606	37,757	—	48,908
Bought out by certain non-bank financing institutions without recourse	—	85,560	—	—

Payments from the borrowers or other recoveries	23,371	105,263	146,789	62,053
Ending balance of the period	(189,305)	(256,639)	(763,122)	(2,190,575)

(i)	The Company adopted ASU 2016-13 using the modified retrospective transition approach. The adjustments arising from the new CECL model are recognized in the opening Consolidated Balance Sheet on January 1, 2020.
(ii)	Due to the impact of a series of regulations governing lending and debt collection promulgated by relevant authorities in the three months ended December 31, 2019, the performance of the loan recognized as a result of payment under the guarantee has been adversely affected, and significant provision for additional credit losses was incurred in the fourth quarter of 2019, taking into the consideration of credit grades, vehicle collateral repossession and residual value of vehicle collateral. Due to the COVID-19 pandemic, the performance of the loan recognized as a result of payment under the guarantee has been adversely affected further, which resulted in further provision for credit losses in the three months ended March 31, 2020.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE (CONTINUED)

The following table explains the changes in the loss allowance of loan recognized as result of payment under the guarantee by grade of monitored credit risk quality indicator as of March 31, 2020:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB
Beginning balance of the period	(248,244)	(387,398)	(127,480)	(763,122)
Changes on initial application of ASU 2016-13	78,387	(104,137)	(147,093)	(172,843)
Additions	(326,204)	—	—	(326,204)
Write-off	—	—	48,908	48,908
Provision for credit losses	(171,397)	(788,149)	(79,821)	(1,039,367)
Payments from the borrowers or other recoveries	57,871	2,372	1,810	62,053
Transfer
Transfer from Normal to Attention	126,621	(126,621)	—	—
Transfer from Normal to Secondary	386,773	—	(386,773)	—
Transfer from Attention to Secondary	—	1,237,102	(1,237,102)	—
Transfer from Attention to Normal	(2,069)	2,069	—	—
Transfer from Secondary to Attention	—	(31)	31	—
Transfer from Secondary to Normal	(52)	—	52	—
Ending balance of the period	(98,314)	(164,793)	(1,927,468)	(2,190,575)

8. ADVANCE TO SELLERS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Advance to sellers	692,714	288,550	134,214
Less: allowance for doubtful accounts/provision for credit losses	—	—	(1,688)
	692,714	288,550	132,526

The movement of allowance for doubtful accounts/provision for credit losses for the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020, was as follows:

For the three months
ended March 31,
2020
RMB
(Unaudited)
Beginning balance as of December 31, 2019	—
Cumulative effect of adopting ASU 2016-13	(31,577)
Addition	(65,659)
Write-off	95,548
Ending balance as of March 31, 2020	(1,688)

When facilitating used car transaction, the Group connects the sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. The balance represents the prepayments to sellers by the Group. Due to the Divestiture Transactions, the Group no longer conducted 2B business, and uncollected balance related with 2B business as of March 31, 2020 was written off.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. OTHER RECEIVABLES, NET

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Consideration receivable (Note 4)	—	—	130,000
Rental and other deposits	77,902	89,761	78,322
Deposits in non-bank financing partners (i)	502,550	294,763	52,751
Staff advance	55,652	28,080	24,813
Receivables from third-party payment settlement platform	34,787	7,143	11,228
Others	42,970	26,428	42,305
	713,861	446,175	339,419
Less: allowance for doubtful accounts/provision for credit losses	(6,457)	(6,119)	(51,666)
	707,404	440,056	287,753

(i)	In relation with the Company's historically-facilitated loans for non-banking financial institutions, which were not transferred to Golden Pacer during the divestiture of loan facilitation related business (Note 3), the Company, as the guarantor, is required to deposit a separate guarantee fund with those financial institutions.

The movement of allowance for doubtful accounts/provision for credit losses for the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020, was as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Beginning balance of the period	(269)	(272)	(6,457)	(6,119)
Changes on initial application of ASU 2016-13	—	—	—	(8,434)
Addition	(3)	(23,608)	(1,411)	(39,748)
Write-off	—	17,423	—	2,635
Reclassified as assets held for sale	—	—	1,749	—
Ending balance of the period	(272)	(6,457)	(6,119)	(51,666)

10. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
VAT-input deductible	64,237	74,746	75,624
Prepaid non-banking financing partners service fees	26,295	21,335	12,705
Prepaid consulting and professional service fees	37,236	13,124	12,264
Prepaid marketing expense	218,145	12,627	11,744
Prepaid rental expense	46,581	16,560	6,484
Others	24,820	20,516	18,327
	417,314	158,908	137,148

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. FINANCIAL LEASE RECEIVABLES

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements entered into with consumers.

The following table presents financial lease receivables as of December 31, 2018 and 2019, and March 31, 2020, respectively.

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Financial lease receivables due from car dealers	239,854	130,631	27,870
Less: allowance for doubtful accounts/provision for credit losses	—	(16,390)	(20,318)
	239,854	114,241	7,552

Financial lease receivables due from consumers	61,547	14,346	14,428
Less: allowance for doubtful accounts/provision for credit losses	(6,890)	(6,767)	(6,932)
	54,657	7,579	7,496

Financial lease receivables, net	294,511	121,820	15,048

The following present the aging of past-due financial lease receivables as of December 31, 2018:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	—	—	—	239,854	239,854
Financial lease receivables due from consumers	—	7,748	7,748	53,799	61,547
	—	7,748	7,748	293,653	301,401

The following presents the aging of past-due financial lease receivables as of December 31, 2019:

	1- 90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	1,510	14,628	16,138	114,493	130,631
Financial lease receivables due from consumers	—	6,767	6,767	7,579	14,346
	1,510	21,395	22,905	122,072	144,977

The following present the aging of past-due financial lease receivables as of March 31,2020:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	4,750	16,400	21,150	6,720	27,870
Financial lease receivables from consumers	—	14,428	14,428	—	14,428
	4,750	30,828	35,578	6,720	42,298

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. FINANCIAL LEASE RECEIVABLES (CONTINUED)

The credit quality analysis of financial lease receivables as of March 31, 2020, was as follows:

	Amortized cost basis by origination year
	December 31,				March 31,
	2016	2017	2018	2019	2020	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Current	—	—	—	—	6,720	6,720
Past due
1-90 days past due	—	—	—	—	4,750	4,750
Greater than 90 days past due	10,324	3,320	10,745	6,319	120	30,828
	10,324	3,320	10,745	6,319	11,590	42,298

The movement of provision for credit losses for the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020 was as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Beginning balance of the period	(2,624)	(4,225)	(6,890)	(23,157)
Changes on initial application of ASU 2016-13	—	—	—	(839)
Provision for credit losses	(1,601)	(2,665)	(16,267)	(3,254)
Ending balance of the period	(4,225)	(6,890)	(23,157)	(27,250)

The following lists the components of the net investment in financial lease receivables due from car dealers and consumers as of December 31, 2018 and 2019, and March 31, 2020.

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Total minimum lease payments to be received	303,273	146,006	42,640
Less: allowance for uncollectibles	(6,890)	(23,157)	(27,250)
Net minimum lease payments receivable	296,383	122,849	15,390
Less: unearned income	(1,872)	(1,029)	(342)
Net investment	294,511	121,820	15,048

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Cost
Leasehold improvement	147,704	155,548	159,780
Computer equipment	194,513	155,419	149,134
Software	23,500	26,031	26,032
Furniture	19,611	23,491	19,143
Vehicle and motor	12,220	6,553	3,761
Construction in progress	13,629	4,763	3,553
Total property, equipment and software	411,177	371,805	361,403

Less: accumulated depreciation and amortization
Leasehold improvement	(100,269)	(142,774)	(145,134)
Computer equipment	(90,134)	(99,358)	(109,323)
Software	(6,523)	(8,453)	(9,077)
Furniture	(8,037)	(8,311)	(8,823)
Vehicle and motor	(6,943)	(2,795)	(1,488)
Total accumulated depreciation and amortization	(211,906)	(261,691)	(273,845)

Net book value	199,271	110,114	87,558

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted to approximately RMB68.2 million, RMB88.8 million and RMB88.9 million for the year ended December 31, 2017, 2018 and 2019, respectively, and RMB21.3 million for the three months ended March 31, 2020.

13. INTANGIBLE ASSETS, NET

Acquired intangible assets, net, consist of the following:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Supplier relationship	18,200	—	—
Software copyright	7,000	—	—
Others	10,002	3,490	3,490
Total intangible assets	35,202	3,490	3,490

Less: amortization	(14,023)	(3,300)	(3,351)
Net book value	21,179	190	139

A total net book value of RMB12.3 million intangible assets related with salvage car business, mainly including supplier relationship, software copyright, was reclassified to assets held for sale as of December 31, 2019. The total amounts charged to the Consolidated Statements of Comprehensive Loss for amortization expenses amounted to approximately RMB3.7 million, RMB5.6 million and RMB6.9 million for the year ended December 31, 2017, 2018 and 2019, respectively, and RMB0.1 million for the three months ended March 31, 2020.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INTANGIBLE ASSETS, NET (CONTINUED)

The annual estimated amortization expense for intangible assets subject to amortization for the remaining periods is as follows:

March 31,
2020
RMB
Remaining months of 2020	111
2021	28
139

14. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Available-for-sales debt security investment
Orange Inc.	41,179	41,857	—
Less: impairment	—	(37,775)	—
Foreign currency translation adjustment	—	(968)	—
	41,179	3,114	—

Equity method investments
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	236,642	263,792	270,696
Beijing Gangjian Shoubao Cultural Media Center LLP	—	4,500	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	2,006	1,530	1,566
	238,648	269,822	276,762

Measurement alternative method investments
ClearVue Pony Holdings Limited. (“ClearVue Pony”)	68,632	—	—
Bai’an Online Property Insurance Co., Ltd. (“Bai’an”)	1,423	—	—
	70,055	—	—

Total long-term investments	349,882	272,936	276,762

Major investments of the Company during the year ended December 31, 2018 and 2019, and the three months ended March 31, 2020, are summarized as follows:

Investment accounted for as available-for-sale debt security investment

Investment in Orange Inc.

In June 2017, the Group subscribed convertible preferred shares of Orange Inc., a technology company, for a consideration of US$6  million. The Group’s investment represented 10.26% of the equity interests, on an if-converted basis. The preferred shares were not considered in-substance ordinary shares as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to ordinary shareholders. Thus the investment was classified as an available-for-sale investment in debt securities. As Orange Inc. incurred continuous losses starting from 2019 and began to liquidate the business in June 2019, the Company recorded other-than-temporary impairment of US$5.6 million (equivalent to RMB 38.7 million) as of December 31, 2019. As of March 31, 2020 , Orange Inc. had completed the liquidation process, and the Company was entitled to a total of RMB 3.1 million residual profit distribution, of which RMB 2.7 million had been received.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. SHORT-TERM AND LONG-TERM BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of December 31, 2018 and 2019, and March 31, 2020. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

	Fixed annual		December 31,	December 31,	March 31,
Funding Partners	interest rate	Term	2018	2019	2020
			RMB	RMB	RMB
					(Unaudited)
Short-term borrowings	8.2%	within 12 months	325,715	111,122	6,720
Current portion of long-term borrowings	5.9%-9.8%	mature before March 31, 2021	298,873	152,303	112,349
Long-term borrowings	5.0%-6.7%	2 - 4 years	481,801	241,026	234,585
			1,106,389	504,451	353,654

Long-term borrowings of RMB1.6 million and current portion of long-term borrowings of RMB112.3 million were secured by loan recognized as a result of payment under the guarantee of RMB433.9 million as at March 31, 2020 (Note 7).

Short-term borrowings of RMB6.7 million were secured by financial lease receivable due from car dealers of RMB 27.9 million (Note 11).

The weighted average interest rate for the outstanding borrowings was approximately 6.5%, 6.1% and 5.6 % as of December 31, 2018 and 2019, and March 31, 2020, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. GUARANTEE LIABILITIES

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Guarantee liabilities – stand ready	146,427	388,307	207,997
Guarantee liabilities – contingent (i)	—	—	702,952
	146,427	388,307	910,949

(i)	Financial guarantees in the scope of ASC 460, Guarantees, are in the scope of CECL impairment model in ASU 2016-13, and a contingent guarantee liability with an allowance for credit losses was recorded at the initial adoption and subsequently measured using CECL model.

The movement of guarantee liabilities – stand ready was as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Beginning balance of the period	76,325	173,907	321,255	388,307
Changes on initial application of ASU 2016-13	—	—	—	(135,839)
Fair value of guarantee liabilities upon the inception of new guarantees	284,452	403,370	405,084	—
Guarantee settled	(184,586)	(257,953)	(398,167)	—
(Gains)/losses from guarantee liabilities	(2,284)	1,931	362,597	—
Reclassified as liabilities held for sale (Note 3)	(33,802)	(174,828)	—	—
Net assets transferred (Note 3)	—	—	(302,462)	—
Guarantee income (Note 21)	—	—	—	(44,471)
Ending balance of the period	140,105	146,427	388,307	207,997

The movement of guarantee liabilities - contingent was as follows:

For the three
months ended
March 31,
2020
RMB
(Unaudited)
Beginning balance of the period	—
Changes on initial application of ASU 2016-13	224,834
Guarantee settled	(326,204)
Provision for credit losses	804,322
Ending balance of the period	702,952

Pursuant to the series of agreements with Golden Pacer, the Company ceased to provide loan facilitation related business starting from the three months ended December 31, 2019. The remaining balances of guarantee liabilities as of March 31, 2020 are related to the guarantee obligations associated with the portion of the Company’s historically-facilitated loans which were not transferred to Golden Pacer during the divestiture of the Company’s loan facilitation related business (Note 3). The Company is also actively seeking appropriate solutions to properly settle and relieve itself from the remaining guarantee obligations to mitigate any relevant compliance risk associated with the newly promulgated laws and regulations, including the most recent Financing Guarantee Circular 37 promulgated in October 2019.

The terms of the guarantee range from 2 years to 4 years, as of March 31, 2020.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. DEPOSIT OF INTERESTS FROM CONSUMERS AND PAYABLE TO FINANCING PARTNERS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Deposit of interests from consumers and payable to financing partners	333,587	42,464	25,968
Less: current portion	(314,231)	(42,199)	(25,968)
Non-current portion	19,356	265	—

The Group facilitates loans extended by third-party financing partners to consumers through online platform. The third-party financing partners provide all the funds for the consumer loans, while the Group provides services to facilitate such financing transactions, including collection of interest deposits from the consumers at inception. The interest deposit approximates all the interest throughout the life of the loan. The balance represents the interest deposits from the consumers and subsequently payable to the financing partners. Since the three months ended June 30, 2018, the Group ceased the practice of collecting interest on behalf of the financing partners, and the down payments made by the consumers no longer include deposits of interest.

As part of the transaction with Golden Pacer, the legal title of deposit of interest from consumers and payable to financing partners related with XW bank was transferred to Golden Pacer in the three months ended December 31, 2019 (Note 3). Total amount was RMB45.7 million. The remaining balance as of March 31, 2020 represents the interest deposits payable to the remaining financing partners that were not part of the Golden Pacer transaction.

18. ADVANCE FROM BUYERS COLLECTED ON BEHALF OF SELLERS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Advance from buyers collected on behalf of sellers	270,347	147,923	110,493

When facilitating online used car transaction, the Group connects sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. The balance represents the advance payments collected from buyers, which are subsequently paid to sellers in a short period of time.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OTHER PAYABLES AND ACCRUALS

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Accrued advertising expenses	407,557	373,563	351,868
Accrued service fee for transaction support	14,151	233,970	228,053
Accrued service fee for IT and office support	101,833	98,371	131,068
Installments collected on behalf of financing partners	46,445	138,080	115,256
Accrued salaries and benefits	185,597	150,465	100,724
Tax payables	102,324	104,496	87,930
Deposits	137,844	77,709	74,679
Interest payable	61,434	25,447	27,753
Contract liabilities	9,704	27,025	17,344
Others	61,179	73,166	41,239
	1,128,068	1,302,292	1,175,914

20. CONVERTIBLE NOTES

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
2019 Notes	1,201,060	—	—
2020 Notes	—	330,934	345,939
2021 Notes	—	34,998	36,595
2024 Notes	—	1,638,485	1,679,130
Less: debt issuance cost	(12,868)	(6,977)	(7,085)
	1,188,192	1,997,440	2,054,579

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. CONVERTIBLE NOTES (CONTINUED)

Description of 2020 Notes

On July 12, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Diamond CB Fund 1 with an aggregate principal amount of US$6.2 million bearing interest rate of 10% per annum due on July 12, 2020 and US$14.4 million bearing interest rate of 11% per annum due on October 12, 2020. Debt issuance cost was US$0.4 million. The Company also entered into a convertible note purchase agreement with PacificBridget Diamond CB Fund 2 on the same day with an aggregate principal amount of US$1.5 million bearing interest rate of 10% per annum due on July 12, 2020 and US$2.7 million bearing interest rate of 11% per annum due on October 12, 2020. Debt issuance cost was US$0.1 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 200.4 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$4.99 per ADS) upon maturity.

On August 16, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Inner Circle Mezzanine 1 with an aggregate principal amount of US$6.58 million bearing interest rate of 10% per annum due on August 16, 2020. Debt issuance cost was US$0.1 million. The Company also entered into a convertible note purchase agreement with PacificBridget TMT Mezzanine 1 on the same day with an aggregate principal amount of US$7.93 million bearing interest rate of 11% per annum due on November 12, 2020. Debt issuance cost was US$0.2 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 198.06 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$5.05 per ADS) upon maturity.

On October 10, 2019, the Company entered into a convertible note purchase agreement with PacificBridget Global Mezzanine 1 with an aggregate principal amount of US$5.77 million bearing interest rate of 10% per annum due on October 9, 2020. Debt issuance cost was US$0.1 million and is being amortized to interest expense. The Notes may be converted, at an initial conversion rate of 196.08 ADSs per US$1,000 principal amount of the Notes (which represents an initial conversion price of US$5.10 per ADS) upon maturity.

Above convertible notes together are called 2020 Notes.

Description of 2021 Notes

On November 18, 2019, the Company entered into a convertible note purchase agreement with PacificBridge Overseas Pionner 1 with an aggregate principal amount of US$4.92 million bearing interest rate of 11% per annum due on February 7, 2021. Debt issuance cost was US$0.1 million and is being amortized to interest expense. 2021 Notes may be converted, at an initial conversion rate of 196.1 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$5.10 per ADS) upon maturity.

Description of 2024 Notes

The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million on June 10, 2019 bearing 3.75% interest rate per annum due on June 9, 2024 ("2024 Notes"). Early redemption is permitted if requested by holders in advance in writing three years after June 9, 2019. 2024 Notes may be converted, at an initial conversion rate of 323.6246 ADSs per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$3.09 per ADS) upon maturity.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. OTHER OPERATING INCOME

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Guarantee income (Note 16)	—	—	—	44,471
Government grant	—	—	—	11,572
VAT in super deduction	—	—	1,925	—
	—	—	1,925	56,043

From 2019, in accordance with "the Notice of Regulations on Deepening the Reform of Value-Added Tax Reform" and relevant government policies announced by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of China, several subsidiaries of the Company, is allowed to enjoy additional 10% VAT-in deduction for any services it purchased ("VAT-in super deduction") from April 1, 2019 to December 31, 2021. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that subsidiaries' daily operations in nature, and therefore is presented in “Other operating income” in the Consolidation Statements of Comprehensive Loss.

22. OPERATING LEASE

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to nine years.

Supplemental consolidated balance sheet information related to leases were as follows:

	December 31,	March 31,
	2019	2020
	RMB	RMB
		(Unaudited)
Right-of-use assets	45,446	34,466
Operating lease liabilities - current	32,892	32,842
Operating lease liabilities – non-current	10,075	1,865
Total lease liabilities	42,967	34,707

Weighted average remaining lease term	1.75	1.20
Weighted average discount rate	6.14%	5.52%

Total operating lease costs were RMB161.3 million for the year ended December 31, 2019, including RMB58.7 million recorded from continuing business and RMB102.6 million from discontinued operations. Total short-term lease cost were RMB75.3 million for the year ended December 31, 2019, including RMB10.6 million recorded from continuing business and RMB64.7 million from discontinued operations.

Total operating lease costs were RMB18.8 million for the three months ended March 31, 2020, including RMB11.7 million recorded from continuing business and RMB7.1 million from discontinued operations. Total short-term lease cost were RMB5.4 million for the three months ended March 31, 2020, including RMB2.6 million recorded from continuing business and RMB2.8 million from discontinued operations.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

	For the year	For the three months
	ended December 31,	ended March 31,
	2019	2020
	RMB	RMB
		(Unaudited)

Cash paid for amounts included in the measurement of lease liabilities	134,071	8,503
Right-of-use assets obtained in exchange for operating lease liabilities	87,350	311

Maturities of lease liabilities are as follows:

March 31, 2020
RMB
Remaining months of 2020	33,885
2021	415
2022	334
2023	334
2024	334
Thereafter	506
Total operating lease payments	35,808
Less: imputed interest	(1,101)
Total lease liabilities	34,707

At December 31, 2019 and 2018, minimum lease payments for operating leases under the previous lease standard (“ASC 840”) were as follows:

December 31, 2019
RMB
2020	34,236
2021	8,668
2022	334
2023	334
2024	334
Thereafter	712
Total operating lease payments	44,618
Less: imputed interest	(1,651)
Total lease liabilities	42,967

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. OPERATING LEASE (CONTINUED)

December 31, 2018
RMB
2019	102,057
2020	51,969
2021	30,392
2022	26,913
2023	23,203
Thereafter	110,980
Total operating lease payments	345,514

For the year ended December 31, 2017 and 2018, the Company recognized lease expense of RMB137.2 million and RMB201.8 million, respectively.

23. RELATED PARTY BALANCES AND TRANSACTIONS

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

Details of related party balances as of December 31, 2018 and 2019, and March 31, 2020, transactions for the year ended December 31, 2018 and 2019, and the three months ended March 31, 2020 were as follows:

Amounts due from related parties

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Prepaid advertising expenses
58.com	—	51,590	28,070

23. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Transactions with related parties

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Service provided by the related parties
58.com	—	—	47,054	23,520
Baidu	780	1,391	—	—
Baogu	10,747	—	—	—
Xiao Qing	1,503	—	—	—
	13,030	1,391	47,054	23,520

24. INCOME TAX EXPENSE

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

Tax holiday had no impact as there is no taxable profit for Youxinpai (Beijing) Information Technology Co., Ltd. , Youxin Internet (Beijing) Information Technology Co., Ltd. and Youfang (Beijing) Information Technology Co. for the year ended December 31, 2018 and 2019, and the three months ended March 31, 2020.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020 are as follows:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Continuing operations:
– Current income tax (expense)/credit	(831)	(2,751)	876	(326)
– Deferred income tax credit	620	1,107	1,678	—
	(211)	(1,644)	2,554	(326)
Discontinued operations:
– Current income tax expense	(359)	(12,941)	(2,992)	—
Total income tax expense	(570)	(14,585)	(438)	(326)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

24. INCOME TAX EXPENSE (CONTINUED)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Company:

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2020	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Loss before tax from continuing operations	(1,272,210)	(1,352,748)	(1,360,463)	(2,040,999)
Loss before tax from discontinued operations	(1,478,615)	(173,583)	(659,458)	(455,177)
Loss before tax	(2,750,825)	(1,526,331)	(2,019,921)	(2,496,176)
Income tax computed at PRC statutory tax rate	(687,706)	(381,583)	(504,980)	(624,044)
Effect of different tax rate	6,709	(21,369)	42,085	16,601
Non-deductible expense	241,114	93,925	180,699	167,020
Change of valuation allowance	439,313	294,442	281,758	440,097
	(570)	(14,585)	(438)	(326)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Deferred tax assets
Net accumulated losses-carry forward	636,440	780,265	803,540
Deductible advertising expense	540,627	617,918	543,471
Provision for credit losses	—	67,843	488,629
Accruals	68,271	67,067	138,468
Allowance	6,915	918	-
Less: valuation allowance	(1,252,253)	(1,534,011)	(1,974,108)
Net deferred tax assets	—	—	—

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Deferred tax liabilities
Intangible assets arisen from business combinations	4,759	3,081	—
Reclassified to liabilities held for sale	—	(3,081)	—
Net deferred tax liabilities	4,759	—	—

24. INCOME TAX EXPENSE (CONTINUED)

Movement of valuation allowance

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

				For the three
				months ended
	For the year ended December 31,			March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Balance at beginning of the period	(518,498)	(957,811)	(1,252,253)	(1,534,011)
Changes of valuation allowance	(439,313)	(294,442)	(281,758)	(440,097)
Balance at end of the period	(957,811)	(1,252,253)	(1,534,011)	(1,974,108)

As of March 31, 2020, the Group had net operating loss carries forwards of approximately RMB 3,888.1 million which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. For Youxinpai (Beijing) Information Technology Co., Ltd and Youfang (Beijing) Information Technology Co., Ltd. which have been qualified as "high and technology enterprise", its loss carries forwards will expire from 2020 to 2029 according to newly issued Caishui 2018[78]. For all other remaining subsidiaries in China, the loss carries forwards will expire from 2020 to 2024.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2018 and 2019, and March 31, 2020.

25. ORDINARY SHARES

As of December 31, 2018 and 2019, and March 31, 2020, 10,000,000,000 ordinary shares had been authorized respectively. A total of 887,667,457 ordinary shares, par value US$0.0001 per share, consists of 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2020. A total of 887,617,391 ordinary shares, par value US$0.0001 per share, consists of 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2019. A total of 880,659,899 ordinary shares, par value US$0.0001 per share, consists of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2018. 40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power (one share with ten votes) granted to Mr. Kun Dai, Founder and CEO of the Group, upon the completion of the IPO.

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

25. ORDINARY SHARES (CONTINUED)

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

On February 14, 2018, the Company adopted the 2018 Amended and Restated Share Incentive Plan (“2018 Plan ”) and replaced 2013 Plan. Under the 2018 Plan, the Company increased the maximum number of shares available to 87,742,890.

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

Option modification

On September 22, 2019, the Company's board of directors approved a reduction in the exercise price for all outstanding options previously granted by the Company with any exercise prices which were higher than US$1.03 per ordinary share, up to US$3.00 per ordinary share, to US$1.03 per ordinary share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. The Company accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the Consolidated Statements of Comprehensive Loss in the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

The Company granted 12,819,330, 25,224,000, 4,247,500 and 2,175,300 stock options to Grantees for the years ended December 31, 2017, 2018 and 2019, and three months ended March 31, 2020, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the stock options activity for the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020:

			Weighted
			average		Weighted
		Weighted-	remaining	Aggregate	average fair
	Number of	average	contractual	intrinsic	value of
	shares	exercise price	term	value	options
		US$		000’US$	US$
Outstanding as of January 1, 2017	31,572,960	0.45	8.02	57,467.59	0.85

Granted	12,819,330	2.13	—	—	1.72
Forfeited	(3,146,130)	1.31	—	—	1.06

Outstanding as of December 31, 2017	41,246,160	0.90	7.53	147,427.66	1.10

Granted	25,224,000	2.90	—	—	3.32
Forfeited	(2,822,511)	2.39	—	—	2.32
Exercised	(8,452,649)	0.20	—	—	1.23

Outstanding as of December 31, 2018	55,195,000	1.85	7.74	27,773.18	2.03

Granted	4,247,500	1.36	—	—	0.02
Forfeited	(11,454,468)	2.36	—	—	2.65
Exercised	(6,772,504)	0.03	—	—	0.54
Modified	(5,873,482)	2.82	—	—	2.95

Outstanding as of December 31, 2019	35,342,046	1.81	8.33	31,391.17	1.72

Granted	2,175,300	0.03	—	—	—
Forfeited	(5,186,508)	1.14	—	—	2.09

Outstanding as of March 31, 2020	32,330,838	1.79	6.81	25,530.99	1.55

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

Prior to the initial public offering, in determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, the Company, with the assistance of independent appraisers, performed retrospective valuations instead of contemporaneous valuations because, at the time of the valuation dates, the Company’s financial and limited human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the ''Level B'' recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SHARE-BASED COMPENSATION (CONTINUED)

The Company, with the assistance of an independent valuation firm, evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. The Company and its appraisers considered the market and cost approaches as inappropriate for valuing ordinary shares because no exactly comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company.

The income approach involves applying discounted cash flow analysis based on the Company's projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Company's projected revenues were based on expected annual growth rates derived from a combination of its historical experience and the general trend in this industry. The revenue and cost assumptions the Company used are consistent with its long-term business plan and market conditions in this industry. The Company also have to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant. Other assumptions the Company used in deriving the fair value of its equity include:

●	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions in China;
●	no material changes will occur in the current taxation law in China and the applicable tax rates will remain consistent;
●	the Company has the ability to retain competent management and key personnel to support our ongoing operations; and
●	industry trends and market conditions for the used car e-commerce businesses will not deviate significantly from current forecasts.

After initial public offering in June 2018, the fair value of ordinary shares is determined by the closing market price of the ordinary shares on the relevant grant dates.

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

				For the
				three months
	For the year ended December 31,			ended March 31,
	2017	2018	2019	2020
Expected volatility	43%-51%	42%-47%	44%~45%	46%~49%
Risk-free interest rate (per annum)	2.08%-2.32%	2.49%~2.69%	1.6%~1.9%	0.3%~0.7%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%	0%
Contractual term (in years)	10	10	10	10

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

For the Company’s stock options granted to Grantees, the completion of an IPO or the Corporate Transaction is considered to be a performance condition of the awards. An IPO or the Corporate Transaction, is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to these options until the completion of an IPO or the Corporate Transaction. In case when it is considered probable that a Qualified IPO will be completed, the compensation cost should be recognized earlier for the key management grantees, at six (6) months prior to the anticipated consummation of the IPO, based on this special term offered to the key management grantees. All the options granted to key management are fully vested as at December 31, 2017, and a share-based compensation expense of US$ 4.2 million (equivalent to RMB 28.2 million) was recognized for the vested options offered to key management grantees for the year ended December 31, 2017, given the Qualified IPO is expected to be consumed within 6 months. A total of US$36.7 million (equivalent to RMB 242.9 million) share compensation expense was recognized immediately upon the completion of IPO on June 27, 2018. A total of US$21.7 million (equivalent to RMB 150.9 million) share-based compensation expense was recognized for the vested options offered to management and employees.

The Company granted 160,190, 151,655 and 50,066 restricted shares to Grantees for the year ended December 31, 2018 and 2019, and the three months ended March 31, 2020, respectively.

The following table sets forth the restricted shares activity for the year ended December 31, 2018 and 2019, and the three months ended March 31, 2020:

	Number of	Weighted average
	shares	grant date fair value
		US$
Unvested as of December 31, 2017	—	—

Granted	160,190	1.95
Vested	(26,856)	0.39

Unvested as of December 31, 2018	133,334	2.26

Granted	151,655	1.41
Vested	(184,988)	0.75
Forfeited	(66,667)	2.26

Unvested as of December 31, 2019	33,334	2.26

Granted	50,066	0.51
Vested	(50,066)	0.51

Unvested as of March 31, 2020	33,334	2.26

Total share-based compensation cost for the restricted shares amounted to US$0.1 million, US$0.1 million and US$ 0.1 million for the years ended December 31, 2018 and 2019, and the three months ended March 31, 2020, respectively.

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

Stock incentive plan adopted by Fairlubo

In 2017, Fairlubo Auction Company Limited, one of the Group’s non-wholly owned subsidiaries adopted and started to operate its own share-based compensation plan. Their exercise prices of the share options, as well as the vesting periods of the share options and awarded shares are determined by the board of directors of this subsidiary at their sole discretion. The share options granted are normally vested over 4-year period, with ¼ of the total shares to be vested on each anniversary of the vesting commencement date, and the exercises of the awards of the Fairlubo are also subject to the completion of an IPO or immediately prior to a defined corporate transaction, which are considered to be a performance condition of the awards. An IPO or the defined corporate transaction is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense will be recognized related to the Fairlubo’s stock options until the completion of an IPO or the corporate transaction, and hence no share-based compensation expense was recognized for the year ended December 31, 2017, 2018 and 2019, respectively. The salvage car related business was divested in January 2020, and the ESOP plan was terminated concurrently at the date when the Corporate Transaction was completed, as the ESOP plan was not assumed by Boche. Therefore, the performance condition was never met and no share-based compensation expense was recognized for the three months ended March 31, 2020.

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

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of December 31, 2018 and 2019, and March 31, 2020:

	December 31, 2018
			Non-observable
	Active market	Observable input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Short-term investments	—	553,568	42,510	596,078
Available-for-sale debt security investment	—	—	41,179	41,179
	—	553,568	83,689	637,257
Liabilities:
Guarantee liabilities	—	—	146,427	146,427

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. FAIR VALUE MEASUREMENTS (CONTINUED)

	December 31, 2019
			Non- observable
	Active market	Observable input	input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Available-for-sale debt security investment	—	—	3,114	3,114

Liabilities:
Guarantee liabilities	—	—	388,307	388,307

Refer to Note 14 and 16 for additional information about Level 3 available-for-sale debt security investment and guarantee liabilities measured at fair value on a recurring basis.

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

Valuation Methodology (Before the adoption of ASU 2016-13 on January 1, 2020)

●	Paid Chain-ladder Development (“PCD”) method

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

●	Expected Delinquent Ratio (“EDR”) method

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

●	Paid Bornhuetter-Ferguson (“PBF”) method

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
(b)	Actual paid claim amount as at the valuation date.
●	Life Cycle (“LC”) method

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

Assumptions

●	Selected Payment Pattern for PCD and PBF Methods

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

●	Initial Expected Delinquent Ratios for EDR and PBF Methods

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

●	Discount Factors

The discount factors are in the range of 0.95 to 1 for guarantee liabilities with different maturities.

●	Final Selection of Ultimate Delinquent Ratios

The selected final ultimate delinquent ratios are weighted average of the estimated delinquent ratios from each valuation method applied, where the weights are based on the applicability of each valuation method and the historical pattern observed from the historical data:

●	Sufficient Historical Data

For more matured quarters, more weights are given to the PCD method and LC method while for less matured quarters, more weights are given to the PBF method. This is in line with the applicability of each method.

●	Sparse Historical Data

More weights are given to the EDR method as the loss pattern from the historical data are much less credible. However, when data becomes more and more credible, more weights will be given to other methods.

●	Collection Rate

The collection rate used is 57%, 68% and 66.4% for the years ended December 31, 2017, 2018 and 2019, which is based on the historical experience supplemented with market benchmark.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

29. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the year ended December 31,			For the three months ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
Numerator:
Net loss from continuing operations	(1,268,824)	(1,351,761)	(1,327,678)	(2,034,385)
Net loss from discontinued operations	(1,478,974)	(186,524)	(662,450)	(455,177)
Total net loss	(2,747,798)	(1,538,285)	(1,990,128)	(2,489,562)

Net loss from continuing operations	(1,268,824)	(1,351,761)	(1,327,678)	(2,034,385)
Less: net loss from operations attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(5,383)
Net loss from continuing operations, attributable to UXIN Limited	(1,243,622)	(1,335,990)	(1,326,226)	(2,029,002)
Accretion on convertible redeemable Preferred Shares	(555,824)	(318,951)	—	—
Deemed dividend to Preferred Shareholders	(587,564)	(544,773)	—	—
Deemed dividend from Preferred Shareholders	92,779	—	—	—

Net loss attributable to ordinary shareholders from continuing operations	(2,294,231)	(2,199,714)	(1,326,226)	(2,029,002)

Net loss attributable to ordinary shareholders from discontinued operations	(1,478,974)	(186,524)	(662,450)	(455,177)

Denominator:
Weighted average number of ordinary shares outstanding, basic and diluted	49,318,860	477,848,763	886,613,598	888,460,868

Net loss per share attributable to ordinary shareholders, basic
- Continuing	(46.52)	(4.60)	(1.50)	(2.28)
- Discontinued	(29.99)	(0.39)	(0.75)	(0.51)

Net loss per share attributable to ordinary shareholders, diluted
- Continuing	(46.52)	(4.60)	(1.50)	(2.28)
- Discontinued	(29.99)	(0.39)	(0.75)	(0.51)

As the Company incurred losses for the years ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of Preferred Shares, convertible notes, Fairlubo Share Swap, non-vested restricted shares, and options granted excluded from the calculation of diluted net loss per share of the Company of the respective period were as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

29. NET LOSS PER SHARE (CONTINUED)

	For the year ended December 31,			For the three months ended March 31,
	2017	2018	2019	2020
Preferred Shares	541,283,717	367,859,970	—	—
Convertible notes	—	53,589,548	253,165,870	253,165,870
Fairlubo Share Swap	2,571,946	6,352,753	—	—
Non-vested restricted shares	—	133,328	33,331	33,329
Outstanding weighted average stock options	28,283,332	14,118,546	4,096,724	4,662,702
Total	572,138,995	442,054,145	257,295,925	257,861,901

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

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB28.7 million, RMB116.1 million, RMB169.8 million and RMB 32.4 million for the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020.

31. CONTINGENCIES

In the ordinary course of business, the Group is from time to time involved in legal proceedings and litigations. In January 2019, one competitor of the Group filed lawsuits against the Group relating to disputes with respects to unfair competition and infringement, respectively. During 2019, two putative securities class actions were brought up on behalf of a group of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with the Company’s initial public offering in June 2018. So far, these two class actions have remained at their preliminary stage, respectively. And based on current available information, the Group does not believe that the ultimate outcome of any unresolved matter, individually and in aggregate, is reasonably possible to be estimated or have a material adverse effect on the Group’s consolidated financial statements. However, litigations are subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonable estimated. No accrual has been recorded by the Group as of December 31, 2019, and March 31, 2020, respectively, with respects to these cases, due to the fact that the Group is unable to reasonably estimate any possible losses or any range of the possible losses at this stage.

During 2017 and 2019, one competitor of the Group filed two lawsuits against the Group relating to disputes with respect to trademarks and infringement. These two cases were settled between the Company and the competitor subsequently in June 2020 for RMB 6.6 million. The Company accrued RMB 6.6 million as of March 31, 2020.

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

33. SUBSEQUENT EVENTS

Settlement of guarantee liabilities associated with historically-facilitated loans for WeBank

On July 23, 2020, the Company entered into a supplemental agreement with WeBank to settle the Company’s remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the agreement, the Company will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, the Company is no longer subject to guarantee obligations in relation to its historically-facilitated loans for WeBank under the condition that the Company makes the instalments based on the agreed-upon schedule in the supplemental agreement.

Change of organization after Divestiture Transaction

During the three months ended June 30, 2020, along with the Divestiture Transactions, the Group accelerated the ongoing strategic transformation of business and services model, which included upgrading the entire used car transaction process and migrating each step to online during the COVID-19 pandemic. As a result of streamlining operations and upgrading business and services model, the Group lowered headcount in the car inspection service and sales function, and the Group incurred a severance charge of approximately RMB 35 million to accrue for the termination of employment for certain employees.

Amendment of Convertible Notes issued to PacificBridge Asset Management (holders of 2020 Notes and 2021 Notes)

On July 23, 2020, the Company entered into agreements with holders of 2020 Notes and 2021 Notes (Note 20) to amend the terms of the convertible notes. Pursuant to the agreements, the parties have agreed that the conversion price of the convertible notes will be adjusted to the Company’s volume weighted average stock price for Class A ordinary shares of last 30 trading days prior to the signing of the agreements multiplied by 78%, and holders of the 2020 Notes and 2021 Notes will convert all the convertible notes into Class A ordinary shares upon the signing of the agreements. On the same day, holders of the 2020 Notes and 2021 Notes converted all their convertible notes into 136,279,973 Class A ordinary shares of the Company at the adjusted conversion price.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

34. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended December 31, 2017, 2018 and 2019, and the three months ended March 31, 2020, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB286.9 million, or 12.2% of the Group’s total consolidated net assets as of March 31, 2020(RMB825.2 million, or 177.4% as of December 31, 2019).

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019, and March 31, 2020, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	10,288	3,341	1,081
Short-term investment	553,568	—	—
Prepaid expenses	23,100	1,047	1,027
Amounts due from related parties	9,318,188	9,140,957	9,276,465
Other receivables	18,015	6,984	2,921
Total assets	9,923,159	9,152,329	9,281,494

LIABILITIES AND EQUITY
Current liabilities
Other payables and accruals	10,584	93,821	104,475
Investment deficit in subsidiaries	6,195,553	8,194,449	11,110,402
Amounts due to related parties	90,251	12,937	12,738
Convertible notes, current	1,188,192	324,644	375,449
Other current liabilities	64,446	22,998	22,923
Non-current liabilities
Convertible notes, non-current	—	34,312	—

Total liabilities	7,549,026	8,683,161	11,625,987

	December 31,	December 31,	March 31,
	2018	2019	2020
	RMB	RMB	RMB
			(Unaudited)
Shareholders’ equity
Ordinary shares (US$0.0001 par value, 10,000,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2018; 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2019; 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2020)	575	581	581
Additional paid-in capital	12,967,986	13,069,560	13,036,989
Accumulated other comprehensive income	86,061	68,192	106,764
Accumulated deficit	(10,680,489)	(12,669,165)	(15,488,827)
Total shareholders’ equity	2,374,133	469,168	(2,344,493)
Total liabilities and shareholders’ equity	9,923,159	9,152,329	9,281,494

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

	For the year ended December 31,			For the three months ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Total revenues	—	4,497	—	—
Cost of revenues	—	(147)	—	—
Gross profit	—	4,350	—	—

Operation expense
Sales and marketing	—	(34,591)	(24,622)	—
Research and development	—	(17,376)	(258)	2,158
General and administrative	(171,172)	(1,019,055)	(136,459)	19,018
Provision for credits losses	—	—	—	(3,490)
Total operating expenses	(171,172)	(1,071,022)	(161,339)	17,686

Loss from operations	(171,172)	(1,066,672)	(161,339)	17,686

Share of loss of subsidiaries and VIEs	(1,703,491)	(1,641,754)	(1,818,665)	(2,491,563)
Interest income/(expense), net	17,849	(25,262)	(47,677)	(10,727)
Other (expense)/income, net	(14)	4,213	39,131	426
Foreign exchange gain/(loss)	3,849	2,951	(126)	(1)
Fair value change of derivative liabilities	(869,617)	1,204,010	—	—
Net loss	(2,722,596)	(1,522,514)	(1,988,676)	(2,484,179)

Accretion on redeemable preferred shares to redemption value	(555,824)	(318,951)	—	—
Deemed dividend to Preferred Shareholders	(587,564)	(544,773)	—	—
Deemed dividend on Preferred Shareholders	92,779	—	—	—
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(2,484,179)

Net loss	(2,722,596)	(1,522,514)	(1,988,676)	(2,484,179)
Other comprehensive income /(loss)
Foreign currency translation	46,065	11,406	(17,869)	38,572
Total comprehensive loss	(2,676,531)	(1,511,108)	(2,006,545)	(2,445,607)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

35. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of cash flows

	For the year ended December 31,			For the three months ended March 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB
				(Unaudited)
Net cash generated from/ (used in) operating activities	6,080	(55,088)	18,977	(290,959)
Net cash generated from/ (used in) investing activities	102,577	(3,999,403)	755,553	424,390
Net cash (used in)/generated from financing activities	(29,042)	3,982,230	(781,527)	(135,707)
Effect of exchange rate changes on cash and cash equivalents	(2,592)	4,730	50	16
Net increase /(decrease) in cash and cash equivalents	77,023	(67,531)	(6,947)	(2,260)
Cash and cash equivalents at beginning of the period	796	77,819	10,288	3,341
Cash and cash equivalents at end of the period	77,819	10,288	3,341	1,081

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

36. SELECTED FINANCIAL DATA FOR THE THREE MONTHS ENDED MARCH 31, 2019

The following tables present condensed selected comparative information for the three months ended March 31, 2019:

Three months
ended March 31,
2019
RMB

Results of Operations

Total revenues	335,791
Cost of revenues	(156,372)
Total operating expenses	(474,465)
Loss from continuing operations	(295,046)
Interest expenses, net	(24,503)
Other income, net	20,389
Foreign exchange losses	(779)
Loss from continuing operations before income tax expense	(299,939)
Income tax expense	(1,556)
Equity in income of affiliates	5,956
Net loss from continuing operations, net of tax	(295,539)
Less: net loss attributable to non-controlling interests shareholders	(445)
Net loss from continuing operations, attributable to UXIN LIMITED	(295,094)
Net income from discontinued operations, attributable to UXIN LIMITED	10,555
Net loss	(284,984)

Net loss attributable to ordinary shareholders	(284,539)

Cash Flows

Net cash used in operating activities	188,061
Net cash used in investing activities	6,645
Net cash generated from financing activities	127,066
Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,983
Net decrease in cash, cash equivalents and restricted cash	333,755

Balance Sheet Data
March 31, 2019
RMB
(Unaudited)

Cash and cash equivalents	454,890
Working capital (i)	1,875,218
Net assets	2,146,422
Total assets	7,099,293
Ordinary shares	577
Additional paid-in-capital	13,021,718
Total shareholders' equity	2,146,422

(i)	The Company defines working capital as current assets less current liabilities.