Form 20-F
period 2021-03-31
Uxin Ltd
filed 2021-07-30
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021.

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
1-3/F, No. 12 Beitucheng East Road
Chaoyang District,
Beijing 100029
People’s Republic of China
(Address of principal executive offices)
Feng Lin, Chief Financial Officer
Telephone: +86 10 5691-6765
Email: ir@xin.com
1-3/F, No. 12 Beitucheng East Road
Chaoyang District,
Beijing 100029
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

1,071,621,698 Class A ordinary shares (excluding the 12,721,632 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan) and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of March 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

◻ Yes ☒ No

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

◻ Yes   ◻ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

●	we changed our fiscal year end from December 31 to March 31 in April 2020 and filed a transition report on Form 20-F covering the three-month period from January 1, 2020 through March 31, 2020, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended December 31, 2019. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended December 31, and from and after the Transition Period, ended March 31. For the avoidance of doubt, “fiscal year of 2021” refer to the year ended March 31, 2021;
●	“ADSs” refer to the American depositary shares, each of which represents three Class A ordinary shares, par value US$0.0001 each;
●	“Check Auto” refer to our proprietary car inspection system;
●	“China” or “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;
●	“GMV” refer to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;
●	“NPS” refer to net percentages of promoters for our products and services (those who are willing to keep buying and refer us to others) against detractors (those who are not satisfied with and complain about our offerings);
●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
●	“senior convertible preferred shares” refer to our senior convertible preferred shares, which can be convertible into our Class A ordinary shares on a one-for-one basis, par value US$0.0001. For the avoidance of doubt, the calculations of ownership and voting power in this annual report are made assuming that all the senior convertible preferred shares are converted into Class A ordinary shares on a one-for-one basis;
●	“RMB” and “Renminbi” refer to the legal currency of China, which is our reporting currency;
●	“shares” refer to our ordinary shares and, where applicable, our senior convertible preferred shares, par value US$0.0001 per share;
●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
●	“Uxin” or “our platform” refer to our platform primarily for buying and selling used cars, which primarily consisted of vehicle sales businesses under our new inventory owning model for the fiscal year of 2021;
●	“Our WFOEs” refer to our wholly-owned subsidiaries in China;
●	“Our VIEs” refer to our variable interest entities, which are Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche; and
●	“we,” “us,” “our company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and its consolidated affiliated entities in the PRC.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5518 to US$1.00, the exchange rate on as of March 31, 2021 set forth in the H.10 statistical release of the

Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;
●	our ability to provide customers with high-quality used cars and other related products;
●	our ability to provide quality services and compete effectively;
●	our ability to effectively manage risks, including credit risks and fraud risks;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs, expenses or expenditures;
●	the expected growth of, and trends in, the market for our services;
●	our expectations regarding demand for and market acceptance of our services;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	public health crisis, such as the COVID-19 pandemic, MERS, SARS, H1N1 flu, H7N9 flu, and avian flu; and
●	general economic and business conditions in China and globally.

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

We changed our fiscal year end from December 31 to March 31 in April 2020. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, the selected consolidated balance sheets data as of March 31, 2020 and March 31, 2021, and selected consolidated cash flow data for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2016 and 2017, and selected consolidated balance sheets data as of December 31, 2016, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report.

In July 2019, September 2019 and April 2020, we entered into a binding term sheet, definitive agreements and supplemental agreements, respectively, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. In April 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture (these agreements are collectively referred to as “Loan facilitation transaction agreements”). Pursuant to the Loan facilitation transaction agreements, we divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C cross-regional business (which became the sole component of our 2C business following the divestiture and is currently referred to as “2C online transaction business”) since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the transaction. As a result, assets and liabilities related to the historically-facilitated loans for XW Bank were reclassified on a net basis as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements closed upon the signing of the supplemental agreements in April 2020.

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

In March 2020, we entered into definitive agreements with 58.com to divest our B2B online used car auction business (which constituted the core of our 2B business). Liabilities associated with the divestiture were reclassified as liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the divested 2B business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com closed in April 2020.

In September 2020, we shifted to an inventory-owning model where we build-up and sell our own inventory of used cars.

Unless indicated otherwise, the discussion of our financial data in this annual report relates to continuing operations only. The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2016, 2017, 2018 and 2019, the three months ended March 31, 2019 and 2020, and the fiscal year ended March 31, 2021:

					For the Three Months Ended		For the Fiscal Year Ended
	For the Year Ended December 31,				March 31,		March 31,
	2016	2017	2018	2019	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(Unaudited)
	(in thousands, except for share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues(1):
Retail vehicle sales	—	—	—	—	—	—	463,547	70,751
Wholesale vehicle sales	—	—	—	—	—	—	51,249	7,822
Commission revenue	—	—	203,158	711,362	148,840	48,038	41,939	6,401
Value-added service revenue	—	—	166,482	636,046	135,475	40,456	35,248	5,380
Others	135,298	309,133	289,450	240,623	51,476	15,367	65,425	9,986
Total Revenues	135,298	309,133	659,090	1,588,031	335,791	103,861	657,408	100,340
Cost of revenues(2)	(57,972)	(92,735)	(418,852)	(689,292)	(156,372)	(110,714)	(673,711)	(102,828)
Gross profit	77,326	216,398	240,238	898,739	179,419	(6,853)	(16,303)	(2,488)
Operating expenses:
Sales and marketing(2)	(149,489)	(179,328)	(1,488,699)	(1,184,997)	(345,673)	(189,503)	(339,013)	(51,743)
Research and development(2)	—	—	(124,513)	(140,006)	(32,634)	(31,176)	(74,137)	(11,316)
General and administrative(2)	(569,845)	(389,072)	(1,070,419)	(402,040)	(86,970)	(74,926)	(277,925)	(42,420)
Gains/(losses) from guarantee liabilities	1,983	1,840	(4,414)	(194,385)	(9,188)	—	—	—
Provision for credit losses	(3,012)	(38,075)	(40,626)	(271,372)	—	(1,939,570)	(91,593)	(13,980)
Total operating expenses	(720,363)	(604,635)	(2,728,671)	(2,192,800)	(474,465)	(2,235,175)	(782,668)	(119,459)
Other operating income	—	—	—	1,925	—	56,043	246,346	37,600
Loss from continuing operations	(643,037)	(388,237)	(2,488,433)	(1,292,136)	(295,046)	(2,185,985)	(552,625)	(84,347)
Interest income	1,482	2,234	24,554	14,958	1,990	3,081	45,140	6,890
Interest expenses	(66)	(199)	(63,880)	(112,587)	(26,493)	(29,029)	(95,953)	(14,645)
Other income	2,643	4,248	23,721	71,142	25,140	2,420	15,672	2,392
Other expenses	(4,544)	(3,808)	(25,568)	(36,569)	(4,751)	(10,118)	(7,890)	(1,204)
Foreign exchange gains/(losses)	769	(627)	(8,232)	4,247	(799)	(388)	(15,887)	(2,425)
Fair value change of derivative liabilities	(116,056)	(885,821)	1,185,090	—	—	—	—	—
Gain from disposal of investment, net	—	—	—	28,257	—	—	—	—
Impairment of long-term investment	—	—	—	(37,775)	—	—	—	—
Gain from disposal of subsidiaries	—	—	—	—	—	179,020	—	—
Inducement charge	—	—	—	—	—	—	(121,056)	(18,477)
Loss from continuing operations before income tax expense	(758,809)	(1,272,210)	(1,352,748)	(1,360,463)	(299,939)	(2,040,999)	(732,599)	(111,816)
Income tax (expense)/benefit	(64)	(211)	(1,644)	2,554	(1,556)	(326)	(33)	(5)
Equity in (losses)/income of affiliates	(9,637)	3,597	2,631	30,231	5,956	6,940	15,657	2,390
Net loss from continuing operations, net of tax	(768,510)	(1,268,824)	(1,351,761)	(1,327,678)	(295,539)	(2,034,385)	(716,975)	(109,431)
Less: net loss attributable to non-controlling interests shareholders	(35,181)	(25,202)	(15,771)	(1,452)	(445)	(5,383)	(9)	(1)
Net loss from continuing operations, attributable to UXIN LIMITED	(733,329)	(1,243,622)	(1,335,990)	(1,326,226)	(295,094)	(2,029,002)	(716,966)	(109,430)
Discontinued operations
Net (loss)/income from discontinued operations before income tax	(622,675)	(1,478,615)	(173,583)	(659,458)	22,977	(455,177)	295,744	45,139
Income tax expense	(1,741)	(359)	(12,941)	(2,992)	(12,422)	—	—	—
Net (loss)/income from discontinued operations, net of tax	(624,416)	(1,478,974)	(186,524)	(662,450)	10,555	(455,177)	295,744	45,139
Net (loss)/income from discontinued operations, attributable to UXIN LIMITED	(624,416)	(1,478,974)	(186,524)	(662,450)	10,555	(455,177)	295,744	45,139
Net loss	(1,392,926)	(2,747,798)	(1,538,285)	(1,990,128)	(284,984)	(2,489,562)	(421,231)	(64,292)
Less: net loss attributable to non-controlling interests shareholders	(35,181)	(25,202)	(15,771)	(1,452)	(445)	(5,383)	(9)	(1)
Net loss attributable to UXIN LIMITED	(1,357,745)	(2,722,596)	(1,522,514)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(64,291)
Accretion on redeemable preferred shares	(421,346)	(555,824)	(318,951)	—	—	—	—	—
Deemed contribution from preferred shareholders	3,428	—	—	—	—	—	—	—
Deemed dividend to preferred shareholders	—	(587,564)	(544,773)	—	—	—	—	—
Deemed dividend from preferred shareholders	—	92,779	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(64,291)
Net loss	(1,392,926)	(2,747,798)	(1,538,285)	(1,990,128)	(284,984)	(2,489,562)	(421,231)	(64,292)
Foreign currency translation, net of tax nil	(3,252)	43,406	4,818	(17,976)	6,027	40,028	110,983	16,939
Total comprehensive loss	(1,396,178)	(2,704,392)	(1,533,467)	(2,008,104)	(278,957)	(2,449,534)	(310,248)	(47,353)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(31,438)	(27,861)	(22,359)	(1,558)	(445)	(3,927)	(9)	(1)
Total comprehensive loss attributable to UXIN LIMITED	(1,364,740)	(2,676,531)	(1,511,108)	(2,006,546)	(278,512)	(2,445,607)	(310,239)	(47,352)
Net loss attributable to ordinary shareholders	(1,775,663)	(3,773,205)	(2,386,238)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(64,291)
Weighted average number of ordinary shares used in computing net loss per share, basic	49,174,850	49,318,860	477,848,763	886,613,598	881,704,014	888,460,868	1,100,650,208	1,100,650,208
Weighted average number of ordinary shares used in computing net loss per share, diluted	49,174,850	49,318,860	477,848,763	886,613,598	881,704,014	888,460,868	1,330,913,033	1,330,913,033
Net (loss)/income per share for ordinary shareholders, basic
—Continuing operations	(23.41)	(46.52)	(4.60)	(1.50)	(0.33)	(2.28)	(0.65)	(0.10)
—Discontinued operations	(12.70)	(29.99)	(0.39)	(0.75)	0.01	(0.51)	0.27	0.04
Net (loss)/income per share for ordinary shareholders, diluted
—Continuing operations	(23.41)	(46.52)	(4.60)	(1.50)	(0.33)	(2.28)	(0.65)	(0.10)
—Discontinued operations	(12.70)	(29.99)	(0.39)	(0.75)	0.01	(0.51)	0.22	0.03
(1)	The presentation of revenue components changed in the fiscal year of 2021 to reflect the changes of our business model since September 2020. Please see “Item 4. Information on the Company—B. Business Overview” for more detailed discussion.
(2)	Share-based compensation in the amount of RMB226.4 million, RMB165.9 million, RMB1,052.0 million, RMB100.3 million, negative RMB32.6 million and negative RMB19.1 million (US$2.9 million) in 2016, 2017, 2018, 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table presents our selected consolidated balance sheets data as of December 31, 2016, 2017, 2018, 2019, March 31, 2020 and March 31, 2021:

	As of December 31,				As of March 31,
	2016	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	332,259	291,973	800,997	478,200	342,504	192,605	29,397
Restricted cash	705,854	1,617,230	1,011,705	706,988	454,931	41,114	6,275
Advance to sellers	45,774	246,287	692,714	288,550	132,526	—	—
Financial lease receivables, net	413,462	438,693	294,511	121,820	15,048	—	—
Total assets	2,317,979	5,298,913	7,349,390	5,383,096	2,647,331	1,233,533	188,276
Convertible notes, current	—	—	1,188,192	324,644	375,449	—	—
Short-term borrowings	204,068	426,783	624,588	263,425	119,069	79,560	12,143
Total liabilities	1,986,194	5,059,894	4,977,747	4,917,976	4,991,978	3,229,388	492,903
Total Mezzanine equity	4,775,637	8,420,644	—	—	—	—	—
Total shareholders’ (deficit)/equity	(4,443,852)	(8,181,625)	2,371,643	465,120	(2,344,647)	(1,995,855)	(304,627)
Capital Stock	30	30	575	581	581	733	112
Number of outstanding ordinary shares	49,318,860	49,318,860	880,659,899	887,617,391	887,667,457	1,112,431,559	1,112,431,559

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2016, 2017, 2018, 2019, the three months ended March 31, 2019 and 2020, and the fiscal year ended March 31, 2021:

					For the Three Months Ended		For the Fiscal Year Ended
	For the Year Ended December 31,				March 31,		March 31,
	2016	2017	2018	2019	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(Unaudited)
	(in thousands)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(661,210)	(1,834,243)	(2,281,333)	(1,194,101)	(188,061)	(411,271)	(1,122,308)	(171,299)
Net cash generated from / (used in) investing activities	576,083	(586,843)	(1,078,617)	(484,254)	(6,645)	159,898	443,016	67,618
Net cash (used in) / generated from financing activities	(133,001)	3,288,842	4,274,052	73,630	(127,066)	(165,519)	130,317	19,891
Effect of exchange rate changes on cash, cash equivalents and restricted cash	6,464	3,334	(9,278)	960	(11,983)	4,065	(14,741)	(2,250)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(211,664)	871,090	904,824	(1,603,765)	(333,755)	(412,827)	(563,716)	(86,040)
Cash, cash equivalents and restricted cash at beginning of the year/(period)	1,249,777	1,038,113	1,730,001	1,812,702	1,812,702	1,185,188	797,435	121,712
Cash, cash equivalents and restricted cash at end of the year/(period)	1,038,113	1,730,001	1,812,702	1,185,188	1,256,356	797,435	233,719	35,672

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected;
●	Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations;
●	Our business, operating results and financial condition have been and may continue to be adversely affected by the ongoing COVID-19 pandemic;
●	We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors;
●	We are not profitable and have negative cash flows from operations, which may continue in the future;
●	If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected;
●	Failure to acquire attractive inventory, whether because of supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations;
●	Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations;
●	We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations;
●	We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed; and
●	We collect, process, store and use personal information and other data, and any actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations;
●	We have entered into contractual arrangements with our VIEs and their shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control; and

●	Our business may be significantly affected by the draft Foreign Investment Law and the newly adopted Foreign Investment Law.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us;
●	Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws; and
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;
●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and
●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

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

Providing a differentiated and superior online used car transaction experience for our customers, including both consumers and businesses, is critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

●	our ability to provide customers with high-quality used cars and other related products;
●	our ability to improve our existing service offerings and upgrade our platform;
●	our ability to meet the diverse needs of our customers with ongoing innovation and new service offerings;

●	our ability to maintain and improve operating efficiency, customer experience of online transactions and service quality of our offline networks and personnel;
●	our ability to leverage technology and data to improve our services;
●	our ability to adequately train and manage our employees; and
●	our ability to effectively ensure the quality of services provided by our third-party service providers on our platform.

We cannot guarantee that we can provide a differentiated and superior experience to our customers as our business continues to evolve. Our failure to do so would materially and adversely affect our business, financial condition and results of operations.

Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations.

Our reputation as a trusted nationwide online used car dealer is critical to our success. If we fail to maintain a high level of customer trust in our goods and services, our business, financial condition and results of operations could be materially and adversely affected.

We work with third-party service providers to serve consumers and fulfill the transactions made on our platform, such as car delivery, title transfer and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage these services, our business, financial condition and results of the operations would be adversely affected. We provide trainings to our third-party service providers and require them to act in line with our operating and customer servicing standards. However, if these third-party service providers fail to maintain a high level of performance consistent with our requirements, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of the operations may be adversely affected.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that cars listed on our platform or sold by us are defective or inconsistent with the information provided on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. The information we include in our car listings is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or misconduct.

Our business, operating results and financial condition have been and may continue to be adversely affected by the ongoing COVID-19 pandemic.

The COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New COVID-19 variants have also emerged in a few countries, potentially extending the period where COVID-19 will negatively impact the global economy.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations and financial performance may be adversely affected, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy. The disruption of COVID-19 to business activities in China has been eliminated to a large extent, however, it is still difficult to predict how COVID-19 will impact our business in the near term. We have taken a series of measures in response to the ongoing pandemic to protect our employees, including, among others, including supporting our employees to participate in vaccination programs in accordance with the latest national and local policy, and we likely will have to adopt similar measures if new COVID-19 variants strike in a future wave.

The COVID-19 pandemic has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars were also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or yet to resume full operations. All of these factors created considerable barriers to used car purchase and fulfillment, which has severely disrupted our business operations during the first quarter of 2020 and continued to weigh on our results until the date of this annual report. In addition, borrowers’ ability or willingness to repay their auto loans may also be negatively affected by general economic downturns. As the impact of the pandemic are being fully considered in the credit loss assessment under the new accounting standard effective on January 1, 2020, a significant provision for credit losses and losses from guarantee liabilities have been provided for the first quarter of 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer as part of the divestiture of our loan facilitation related business.

The extent of the impact on our results due to COVID-19 will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or treat the infection, almost all of which are beyond our control. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Although China’s economy has been gradually recovering in the past few months, and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic is still evolving and its full impact will depend on future developments.

We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors.

We face intense competition in the used car industry both online and offline. Our competitors may have significantly more resources than we do, including financial, technological, marketing and others and may be able to devote greater resources to the development and promotion of their platforms and services. As a result, they may have deeper relationships with auto financing partners and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our gross profit margin for vehicle sales, lower our service fees, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We are currently subject to an ongoing unfair competition claim, and we have encountered and may in the future continue to encounter other disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, unfair competition laws and defamation which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We are not profitable and have negative cash flows from operations, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses from continuing operations of RMB1,351.8 million, RMB1,327.7 million, RMB2,034.4 million and RMB717.0 million (US$109.4 million) in 2018, 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, respectively. In addition, we had negative cash flow from operating activities of RMB2,281.3 million, RMB1,194.1 million, RMB411.3 million and RMB1,122.3 million (US$171.3 million) in 2018, 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, respectively. We may continue to make significant investments including in sales and marketing, to further develop and expand our business and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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

Our business and prospects depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we intend to increase our penetration in existing markets and expand into new geographic markets. Our experience in the markets in which we currently operate may not be applicable to other parts of China. We may not be able to leverage our experience to expand into new geographic markets in China. As a result, our expansion and monetization strategies, including sales and marketing efforts designed to attract more consumers and businesses, may not be successful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. We will incur additional compensation and benefit costs, office rental expenses and other costs, as well as experience additional strain on our managerial resources. If we are unable to successfully expand and generate sufficient revenues to cover our increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

●	providing high quality and value-for-money used vehicles;
●	continue to improve our existing full-range car purchasing service and customer’s satisfaction;
●	launch new services and develop cross-selling opportunities;
●	stabilize our costs and expenses and enhance our efficiency;
●	achieve success with respect to our Inspection and Reconditioning Center, or IRC, in Xi’an;
●	recruit and retain skilled and experienced employees;
●	strengthen relationships with our business partners;
●	enhance our risk management and internal control;
●	upgrade our technology and continue to innovate; and
●	maintain and enhance the network effects of our platform.

If we fail to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected.

Failure to acquire attractive inventory, whether because of supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations.

Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory of used cars. By switching to and adopting the inventory-owning model, our vehicle supply channels are expanded to include consumers who intend to sell their existing cars, 4S shops, corporate clients and auction platforms. The transformation of our business model has enabled us to obtain better control over order flow and supply chain management, which further strengthens our ability to maximize customer value through our dedicated approach: offering quality value-for-money used cars alongside best-in-class purchasing services. However, there can be no assurance that the supply of high-quality value-for-money used vehicles will be sufficient to meet our needs. A reduction in the availability of or access to sources of desirable inventory could have a material adverse effect on our business, sales and results of operations.

Additionally, we evaluate and predict mechanical soundness, consumer desirability and relative value as prospective inventory. If we fail to properly assess vehicle condition before we purchase them, it could adversely affect our ability to acquire desirable inventory. Our ability to source vehicles could also be affected by competition, both from new and used vehicle dealers directly and through other online used-car trading platforms. In addition, we remain dependent on others to sell us used vehicles, and there can be no assurance of an adequate supply of such vehicles on terms that are attractive to us.

Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations.

Our purchases of used vehicles for building our own inventory are largely based on projected demand, which was primarily determined based on the then existing market condition. If our projections turn out to be inaccurate or actual sales are materially less than our forecasts, we would experience an over-supply of used vehicle inventory, which will generally cause downward pressure on our sales prices and margins and increase our average days to sale. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our results of operations.

We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third-party service providers to serve consumers and fulfill the transactions made on our platform, such as auto financing, car delivery, title transfers, and other after-sales services. We carefully select our third-party service providers and business partners, but we are not able to control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we could suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed.

We may continue to invest substantial financial and other resources in marketing initiatives to grow our customer base. We currently carry out our marketing activities mainly by acquiring traffic through a combination of online channels with the goal of attracting more visitors to our platform. We face intense competition from our competitors who may have greater marketing resources than we do. If we fail to conduct our marketing activities effectively and efficiently, or if our traffic acquisition efforts and marketing campaigns are not successful, our growth, results of operations and financial condition could be materially and adversely affected.

Negative media coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

Negative news or media coverage of our business, our employees, our third-party service providers and business partners, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged fraudulent car listings, alleged misrepresentation by our sales consultants or third-party service providers, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, negative information on blogs and social media websites, regardless of their validity, could damage our reputation. If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, results of operations and financial condition.

Our limited operating history in certain of our services and the rapid evolution of our business model make it difficult for investors to evaluate our business and prospects.

Our limited operating history in our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, starting from early 2018, we have started to fulfill online used car transactions for consumers, which we previously referred to as “2C cross-regional business”. With our online used-car-buying product and service offerings, we enable consumers to buy used cars online without the need to go to offline dealerships or see the actual car when making the purchase. In addition, we entered into a binding term sheet, definitive agreements and supplemental agreements, in July 2019, September 2019 and April 2020, respectively, with Golden Pacer to divest our loan facilitation related business. Pursuant to the series of agreements, we divested our entire 2C intra-regional business in which we facilitated offline used car transactions between consumers and dealers in local used car marketplaces, and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business since November 2019. We also divested our salvage car related business to Boche in January 2020 as well as our 2B business to 58.com pursuant to definitive agreements we entered into in March 2020. The transaction with Golden Pacer closed upon the signing of the supplemental agreements in April 2020, and the transactions with Boche and 58.com closed in January 2020 and April 2020, respectively. We have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first inspection and reconditioning center (IRC) in Xi’an was put into operation in March 2021. Such developments or adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

The price of used cars sold on our platform and the fees we charge may fluctuate or decline in the future, and any material decrease in such price and fees would harm our business, financial condition and results of operations.

We have started to build-up our own inventory since September 2020. Since then, most of our revenues are derived from vehicle sales. Before we built our own inventory, most of our revenues are derived from the fees we charge from transactions on our platform, such as commission fee and value-added service fee from our 2C business. Prior to the divestiture of our 2B business, we also generated transaction facilitation service fee from the 2B business. Maintaining and growing our revenues depends on a number of factors, including:

●	our ability to offer high-quality value-for-money used cars to our customers;
●	our ability to deliver satisfactory online used car transaction experience to our customers;
●	our ability to attract consumers to our platform;
●	the average unit price of used cars sold on our platform, which may decrease if we adjust down the price range of used cars available on our platform or enter into lower-tier city markets, or as a result of declining selling prices of new cars;
●	our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and
●	fluctuation in other macro-economic changes.

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

In addition, it is required by PRC laws and regulations for companies responsible for the construction projects to prepare environmental impact report, environmental impact statement, or environmental impact registration form based on the different level of potential environmental impact of the projects. The environmental impact reports (required if potentially serious environmental impact) and the environmental impact statements (required if potentially mild environmental impact) are subject to review and approval by the governmental authority and failure to satisfy such requirements may subject one to discontinuation of the construction projects, fines of 1% to 5% of the total investment in the projects or an order of restoration. The environmental impact registration forms (required if very little environmental impact where environmental impact assessment is not necessary) are required to be filed with competent authority and failure to satisfy such requirement may subject one to fines up to RMB50,000. We do not regularly conduct construction projects in the ordinary course of our business. However, some of our projects, including the building and overall decoration of our transaction centers from time to time, could be recognized as construction projects where a timely filing or submission for approval is required and failure to do so may subject us to fines and other enforcement actions as mentioned above.

In addition, certain of our PRC subsidiaries and VIEs used to engage in Internet freight business temporarily, for which we might be required to obtain the Road Transportation Operation Permit and Value-added Telecommunications Business License that certain entities did not have. As of the date of this annual report, we are not aware of any action, claim, or investigation being conducted or threatened by the relevant authority. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted as “operating without a license” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

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

Prior to the divestiture of our loan facilitation related business to Golden Pacer, or the Loan Facilitation Divestiture, we historically provided loan facilitation services in partnership with financial institutions who finance our customers’ car purchases. As a result of the divestiture, we have ceased to provide loan facilitation services since November 2019.

According to the Financing Guarantee Circular 37 which was issued and became effective on October 9, 2019, entities shall be prohibited from providing financing guarantee services unless obtaining the approval from the relevant regulatory authorities and establishing financing guarantee companies. Those who have been engaged in financing guarantee services shall properly settle its existing business. The authorities shall intensify the crackdowns on the financing guarantee companies with illegal operation or those who committed serious infringement of consumer’s (and guaranteed person’s) rights and shall timely report such cases to the banks so as to work together to protect the legitimate rights and interests of the consumers. The Financing Guarantee Circular 37 also stipulates that, without prior approval, any institution which provides customer promotion, credit evaluation and other services for any lending institution shall be prohibited from providing financing guarantee services or doing so in a disguised form. Any entity operating the financing guarantee business without a financing guarantee business license shall be banned by the regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.” While we (i) no longer provide any additional loan facilitation related guarantee services since November 2019 and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank, which accounted for more than half of the total loans we historically facilitated, to Golden Pacer as a result of the Loan Facilitation Divestiture and (ii) have entered into a supplemental agreement with one of our major financing partners with regards to our historically-facilitated loans in July 2020, where we agreed to entirely settle all of our remaining guarantee liabilities associated with the historically-facilitated loans for this financing partner under the condition that we would pay the settlement amount in instalments from 2020 to 2025 based on an agreed schedule, we remain subject to minor guarantee liabilities for the rest of the consumer auto loans we historically facilitated through our 2C business. As of the date of this annual report, we have not obtained relevant approvals from regulatory authorities. It is required by the Financing Guarantee Circular 37 for us to properly settle our existing business and we plan to settle and gradually relieve our guarantee obligations from these historically facilitated loans along with the maturity of those remaining outstanding loans. However, we cannot assure you that our guarantee services in connection with such historical auto loans will be regarded as our “proper settlement” of our existing auto loan guarantee business by the relevant authority, or that our past practices in connection with our loan facilitation services would not be regarded as historical noncompliance. The imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

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

We may be deemed to have operated financing guarantee business by the PRC regulatory authorities.

In August 2017 the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

Prior to divesting our loan facilitation business to Golden Pacer as first announced in July 2019, we provided guarantees to our financing partners in connection with the historical consumer auto loans. We have ceased to provide loan facilitation related guarantee services since November 2019 as a result of the divestiture and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank. In addition, we settled our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank in July 2020. We remain subject to guarantee obligations in relation to a minority part of our historically-facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as the guarantees were not provided independently from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business in violation of relevant PRC laws or regulations because of historical arrangements with certain financial institutions. If the relevant regulatory authorities determine that we were and/or are operating financing guarantee business, we may be required to obtain approval or license for financing guarantee business. In such cases, our business, results of operations and financial conditions could be adversely affected.

We may be held liable for information or content displayed on or linked to our platform, which may materially and adversely affect our business and operating results.

We may be held liable for inaccurate or incomplete information, including car listings, that is available through or linked to our platform. The data we collect and use for the car listings may be inaccurate or incomplete due to errors or on the part of our employees or third-party information providers, or frauds. We received a penalty decision and a fine issued by the relevant governmental authority in March 2018 for providing inconsistent car information on our platform. Our failure to ensure the accuracy and integrity of our data, regardless of its source, could undermine customer trust, result in further administrative penalties and adversely affect our business, financial position and results of operations.

We depend on our proprietary technology for critical functions of our business. Failure to properly maintain or promptly upgrade our technology may result in disruptions to or lower quality of our services, and our business, results of operations and financial condition may be materially and adversely affected.

We rely on our proprietary technology, including websites and mobile apps, car inspection system and AI algorithms for critical functions of our businesses. See “Item 4. Information on the Company—B. Business Overview—Technology.” Maintaining and upgrading our technology carry certain risks, including the risk of disruptions caused by significant design or deployment errors, delays or deficiencies, which has made and may continue to make our platform and services unavailable. We may also implement additional or enhanced technology in the future to accommodate our growth and to provide additional capabilities and functionalities. The implementation of new or enhanced technologies may be disruptive to our business and can be time-consuming and expensive, and may increase management responsibilities and divert management attention. Additionally, our proprietary AI algorithms are based on data-driven analytics. If we do not have a large amount of data or the quality of data available to us for analysis is unsatisfactory, or if our algorithms have deficiencies, our proprietary AI algorithms may fail to perform effectively. If we fail to properly maintain or promptly upgrade our technology, our services may be disrupted or become of lower quality or unprofitable, and our results of operations and financial condition may be materially and adversely affected.

Our business is subject to risks related to China’s online used car transaction industry, including industry-wide and macroeconomic risks.

We operate as a national online used car dealer in China’s used car market. We cannot assure you that this market will continue to grow rapidly in the future. Furthermore, the growth of China’s used car industry could be affected by many factors, including:

●	general economic conditions in China and around the world;
●	ongoing COVID-19 pandemic or any other serious contagious diseases;
●	the growth of disposable household income and the availability and cost of credit available to finance used car purchases;
●	the growth of China’s automobile industry;
●	the growth of China’s auto financing industry;

●	consumer acceptance of used cars and willingness to purchase used cars online;
●	consumer acceptance of financing car purchases;
●	taxes and other incentives or disincentives related to used car purchases and ownership;
●	environmental concerns and measures taken to address these concerns;
●	the cost of energy, including gasoline prices, and the cost of car license plates in various cities with license plate lottery or auction systems;
●	the improvement of highway system and availability of parking facilities;
●	other government policies relating to used cars and auto financing in China;
●	fluctuations in the sales and price of new and used cars;
●	ride sharing, transportation networks, and other fundamental changes in transportation pattern; and
●	other industry-wide issues, including supply and demand for used cars, age distribution of cars, and supply chain challenges.

Any adverse change to these factors could reduce demand for used cars and hence demand for our services, and our results of operations and financial condition could be materially and adversely affected.

We collect, process, store, and use personal information and other data, and any actual or perceived failure to protect such information and data could damage our reputation and brand and harm our business and results of operations.

We collect, process, store, and use personal information and other data provided by consumers and our business partners. Although we have spent significant resources to protect our user and transaction data against security breaches, our internal control mechanism may not be sufficient and our security measures may be compromised. Any failure or perceived failure to maintain the security of personal and other data that are provided to or collected by us could harm our reputation and brand and may expose us to legal proceedings and potential liabilities, any of which could adversely affect our business and results of operations.

There are numerous laws and regulations regarding privacy and the collection, processing, storing, sharing, disclosing, using and protecting of personal information and other data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In November 2016, the Standing Committee of the NPC released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to perform certain functions related to internet security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” We strive to comply with applicable laws, regulations, policies, and legal obligations relating to privacy and data protection, to the extent possible. However, it is possible that these obligations may be interpreted and applied in new or inconsistent ways and may conflict with other rules or our practices, or that new regulations may be enacted. Any failure or perceived failure by us to comply with our privacy policies, privacy-related obligations to consumers or other third parties or other privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, such as personally identifiable information or other customer data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause consumers and our business partners to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties that we work with violate applicable laws or our policies, such violations may also put our customers’ information at risk and could in turn harm our reputation, business and results of operations. In addition, the State Administration for Market Regulation and the Standardization Administration jointly issued the new Standard of Information Security Technology—Personal Information Security Specification (GB/T 35273-2020) in March 2020, which replaced the previous standard GB/T 35273-2017 and took effect from October 2020. Pursuant to this standard, personal data controllers refer to entities or persons who are authorized to determine the purposes and methods for using and processing personal information. Such personal data controller should collect information in accordance with the principles of legality, minimization and voluntariness and should also obtain a consent from the information provider. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which will take effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. Moreover, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 10, 2021, Cyberspace Administration of China, or the CAC, released the Cybersecurity Review Measures soliciting public comments, or the Revised Draft, pursuant to which, data processors with information of over one million users shall be subject to cybersecurity review before their overseas listings. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they potentially pose risks to national security. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Information Security and Privacy Protection.”

There remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the Data Security Law, are yet to be determined. It is uncertain whether and when the Revised Draft will be adopted, and if the adopted version will contain the same provisions as the Revised Draft. If the adopted version of the Revised Draft mandate clearance of cybersecurity review and other specific actions to be completed by critical information infrastructure operators, data processors or other companies as proposed in the Revised Daft, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new regulations in all respects. For instance, we had been ordered by the relevant regulatory authority to rectify our collection and use of data. Although we rectified our practices accordingly and satisfied the relevant regulatory authority’s rectification requirements, we may be subject to other similar orders in the future. If we cannot comply with such orders timely or entirely, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

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

The massive data that we have processed and stored makes us or third-party service providers who host our servers an easy target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of any third-party action, employee error, malfeasance or otherwise. While we have taken reasonable steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

We depend heavily on our management team and other key personnel to manage our business. If we fail to retain their employment or services or fail to attract talents, our ability to run and grow our business could be severely impaired.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automobile and internet industries as well as their deep understanding of the automobile market, business environment and regulatory regime in China. The loss of the services of one or more of our senior executives or key personnel may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense and the pool of suitable candidates is very limited. Hence, we may not be able to retain the employment or services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members.

Our business is susceptible to employee misconduct, improper business practices and other fraudulent conduct by or between our employees and third parties.

We rely on our employees to carry out our operating objectives. We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct car inspection, process large numbers of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors on the part of our employees.

We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure occurred when processing transactions, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems.

Although we provide periodic and solid trainings to all our employees, it is not always possible to identify, deter or prevent misconduct or errors by employees, and the precautions we take to detect and prevent potential misconducts and human errors may not be completely effective in controlling risks or losses. If any of our employees takes, converts or misuses funds, documents or data or fails to follow protocols when interacting with customers or among themselves, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or failed to follow applicable protocols, and therefore be subject to civil or criminal liability. Our employees may also engage in improper business practices and other fraudulent conduct with third parties. As a result of these potentially damaging activities, we could incur significant losses, which could have a material adverse effect on our results of operations and financial condition.

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

We try, to the extent possible, to protect our intellectual property, technology, and confidential information by requiring our employees, third-party service providers, and consultants to enter into confidentiality and assignment of inventions agreements. Due to potential willful or unintentional conduct of personnel who have access to our confidential and proprietary information, these agreements and control measures may not effectively prevent unauthorized disclosure or use of our confidential information, unauthorized use of our intellectual property or technology and may not provide an adequate remedy in the event of such unauthorized disclosure or use. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Failure to obtain or maintain trade secrets and/or confidential know-how protection could adversely affect our competitive position.

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

We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and online businesses. We have devoted considerable resources to the development and improvement of our car inspection technology, big data and AI capabilities, mobile applications, mobile sites and websites and information technology systems. We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, trademarks, copyrights or other intellectual property rights that they hold. Companies operating online businesses and provide technology-based services are frequently involved in litigation related to allegations of infringement of intellectual property rights. The validity, enforceability and scope of protection of intellectual property rights, particularly in China, are still evolving. We were subject to several trademark claims in the past and may in the future be subject to intellectual property infringement claims from time to time. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

Defending against intellectual property claims is costly and can impose a significant burden on our management attention and resources, and favorable final outcomes may not be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and prospects.

We were named as a defendant in two putative shareholder class action lawsuits in the past that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We were named as a defendant in the two putative shareholder class action lawsuits described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In May 2021, we have settled the two putative shareholder class action lawsuits for a total of US$9.5 million approved by court, out of which US$6.5 million were covered by our insurance policy and we made a contribution of US$3.0 million. Although the lawsuits were settled, the process last for over a year and utilized a significant portion of our resources and diverted management’s attention from the day-to-day operations of our company, all of which could harm our business. We cannot assure you that similar class action claims will not occur in the future. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.

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

For example, we are subject to ongoing unfair competition, trademark, contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of March 31, 2021 and do not believe that any of the intellectual property infringement claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial asset or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	lack of suitable acquisition candidates;
●	intense competition with other auction groups or new industry consolidators for suitable acquisitions;

●	deterioration of our financial capabilities;
●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;
●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
●	difficulties in retaining, training, motivating and integrating key personnel;
●	diversion of management’s time and resources from our normal daily operations;
●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and service offerings;
●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
●	difficulties in retaining relationships with customers, employees and third-party service providers of the acquired business;
●	risks of entering markets in which we have limited or no prior experience;
●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;
●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
●	failure to successfully further develop the acquired technology or maintain acquired facilities;
●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;
●	potential disruptions to our ongoing businesses; and
●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

Since we launched our business, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. In addition, we issued convertible notes in the total principal amount of US$280 million in 2019, of which US$50 million and US$69 million in principal amount were converted into Class A ordinary shares on July 23, 2020 and July 12, 2021, respectively. In October 2020, we completed private placements with GIC and Wells Fargo for subscription of our Class A ordinary shares for an aggregate amount of US$25 million. We also entered into a term sheet and definitive agreements with NIO Capital and Joy Capital in March 2021 and June 2021, respectively, for the subscription of senior convertible preferred shares, to raise an aggregate amount of up to US$315 million. The first tranche of US$100 million was closed on July 12, 2021. However, we cannot guarantee that the remaining portion of the transaction will close or additional funds will be available when we need them on reasonable terms, or at all.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

●	economic, political and other conditions in China;
●	PRC governmental policies relating to bank loans and other credit facilities;
●	PRC governmental regulations of foreign investment and the automobile industry in China;
●	conditions of capital markets in which we may seek to raise funds; and
●	our future results of operations, financial condition and cash flows.

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

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was not effective for the fiscal year ended March 31, 2021. Moreover, even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

COVID-19 has had a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.”

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

Our financing partners and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan facilitation service providers, consumer finance marketplaces or online used car dealers to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

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

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018 and November 2018, referred to as the 2018 Second Amended and Restated Share Incentive Plan, or the Amended and Restated Plan, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 102,040,053 ordinary shares. For example, in May 2018, we granted 17,742,890 restricted shares to Mr. Kun Dai, which became vested immediately upon completion of our initial public offering in June 2018, and we recorded share-based compensation expense of US$93.8 million (equivalent to RMB653.0 million) in general and administrative expenses.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share to $1.03 per share, provided that any participating option holder agrees to the amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the consolidated statements of comprehensive loss during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

For the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, we recorded an aggregate of RMB1,052.0 million, RMB100.3 million, negative RMB32.6 million and negative RMB19.1 million (US$2.9 million), respectively, in share-based compensation expenses. As of March 31, 2021, the fair value of vested and nonvested options granted to employees and management amounted to RMB27.2 million (US$4.1 million) and RMB2.0 million (US$0.3 million), respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We have experienced, and expect to continue to experience, quarterly fluctuations in our revenues and results of operations. Our revenue trends are a reflection of consumers’ car purchase patterns. The holiday period following the Chinese New Year is usually in the first quarter of each year, which may contribute to lower activity levels in that quarter of each year. As a result, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. The quarterly fluctuations in our revenues and results of operations could result in volatility and cause the price of our shares to fall.

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

In the opinion of Beijing Docvit Law Firm, our PRC legal counsel, (i) the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOEs, the VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there is substantial uncertainty regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and other licenses and permits of our VIEs;
●	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our WFOEs and our VIEs;
●	imposing fines, confiscating the income from our WFOEs or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;
●	restricting or prohibiting our use of the proceeds of our initial public offering and the concurrent private placement of convertible notes to finance our business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws.

Meanwhile, the Implementation Rules to the FIL came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the FIL. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of variable interest entities contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind the variable interest entity contractual arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 also had some impact on the Chinese economy in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

In particular, PRC laws and regulations concerning the used car e-commerce industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating our industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates for our business operations may materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the used car service industry and online used car transaction industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online used car dealers like us, which could materially and adversely affect our business and results of operations.

In addition, our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The Foreign Investment Law, which took effect on March 15, 2019, and its current implementation and interpretation rules, which came into effect on January 1, 2020, do not explicitly clarify whether VIEs that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under the definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations, or the State Council. If our control over its VIEs through contractual arrangements is deemed as a foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal.

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

Furthermore, recently, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021 and further emphasized to strengthen the cross-board regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management, and provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. However, these opinions were newly issued, and there were no further explanations or detailed rules or regulations with respect to such opinions, and there are still uncertainties regarding the interpretation and implementation of these opinions.

These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we design, market and sell solutions, how we operate our business, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our solutions. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

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

Atmospheric Pollution Prevention and Control Law of the People’s Republic of China, as amended on August 29, 2015 and on October 26, 2018, advocate reasonable control over the number of fuel vehicles in accordance with urban planning. Some local governmental authorities issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, Beijing municipal authorities adopted regulations and implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Guangzhou municipal authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. In addition to the quantity control of automobiles, some local governmental authorities have also adopted environmental protection policies and regulations in recent years, pursuant to which an automobile, failing to meet certain environmental protection requirements or standards, will not be able to obtain the license plate issued by relevant local governmental authorities.

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

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future or list imported vehicles and other products on our platforms, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the consumer demands, our ability to provide certain products on our platforms or our ability to provide services in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

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

Governmental control of currency conversion may affect the value of your investment

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

On December 19, 2020, the Measures for the Security Review for Foreign Investment was jointly issued by NDRC and MOFCOM and took effect from January 18, 2021. The Measures for the Security Review for Foreign Investment specified provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. As these measures are recently promulgated, designated office in charge of such security review has not yet issued official guidance. At this stage, the interpretation of those measures remains unclear in many aspects such as what would constitute “important information technology and internet services and products” and whether these measures may apply to foreign investment that is implemented or completed before the enactment of these new measures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM, NDRC and other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

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

In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. However, we cannot assure you that the SAFE registrations for the grantees of our stock options could be completed and updated in a timely manner. Failure to complete SAFE registrations or to amend such registrations in time may subject us to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Stock Incentive Plans.”

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

We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. STA Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a nonresident enterprise. SAT Public Notice 37 provides for certain key changes to the previous withholding regime. For example, the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.

Under SAT Public Notice 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax. If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Public Notice 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Public Notice 7.

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

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

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

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

In April 2015, the Standing Committee of the National People’s Congress promulgated the PRC Advertising Law, effective on September 1, 2015 and amended on October 26, 2018 and April 29, 2021. According to the Advertising Law, advertisements shall not have any false or misleading content, or defraud or mislead consumers. Furthermore, an advertisement will be deemed as a “false advertisement” if any of the following situations exist: (i) the advertised product or service does not exist; (ii) there is any inconsistency that has a material impact on the decision to purchase in what is included in the advertisement with the actual circumstances with respect to the product’s performance, functions, place of production, uses, quality, specification, ingredient, price, producer, term of validity, sales condition, and honors received, among others, or the service’s contents, provider, form, quality, price, sales condition, and honors received, among others, or any commitments, among others, made on the product or service; (iii) fabricated, forged or unverifiable scientific research results, statistical data, investigation results, excerpts, quotations, or other information have been used as supporting material; (iv) effect or results of using the good or receiving the service are fabricated; or (v) other circumstances where consumers are defrauded or misled by any false or misleading content. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations On Advertisement” for further details.

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

The trading price of our ADSs has been volatile since our ADSs became listed on Nasdaq on June 27, 2018. The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new service offerings, solutions and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	conditions in China’s used car market and used car consumer financing market;
●	changes in the operating performance or market evaluations of other online used car dealers;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	short seller reports that make allegations against us or our affiliates, even if unfounded;
●	potential litigation or regulatory investigations; and
●	general economic or political conditions in China or elsewhere in the world.

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

As of July 15, 2021, Mr. Kun Dai, the beneficially owner of all our issued Class B ordinary shares, beneficially owned 22.9% of the aggregate voting power of our company, assuming all the senior convertible preferred shares are converted into Class A ordinary shares on a one-for-one basis. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. As of July 15, 2021, we had 1,476,308,005 shares outstanding, comprising of (i) 1,144,207,728 Class A ordinary shares (excluding the 7,125,893 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan), (ii) 40,809,861 Class B ordinary shares and (iii) 291,290,416 senior convertible preferred shares. Among these shares, 734,698,928 Class A ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. Several existing shareholders have agreed not to sell, transfer or otherwise dispose of any of their Class A ordinary shares in our company for nine months following July 12, 2021. The remaining Class A ordinary shares outstanding and the Class B ordinary shares will be available for sale, subject to volume and/or other restrictions as applicable under Rules 144 and 701 under the Securities Act. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 14,764,090 Class A ordinary shares that represent approximately 1.0% of our share capital as of July 15, 2021 in favor of third-party lenders in connection with certain loans in an aggregate principal amount of approximately US$163.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The loans became due in December 2019 and the borrowers are currently in discussion with the lenders to seek extensions of the loans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnote (1).” Subsequent to our initial public filing, the loan agreements with the third-party lenders were amended to add margin call provisions and top-up requirements regarding our shares. If any lender enforces its security interests in such pledged shares upon an event of default, triggering of the margin call and top-up requirements or other circumstances, or any borrower needs to use the pledged shares to repay the loan, the pledged shares may be sold on the public market. For example, in connection with a loan in the principal amount of US$150.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment Holding Limited as lenders, Huangpu Investment Holding Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 61,129,800 Class A ordinary shares were transferred to Huangpu Investment Holding Limited on May 17, 2021. Huangpu Investment Holding Limited may hold or dispose of these securities at its discretion, including on the public market, as repayment of the outstanding loan and satisfaction of other obligations under the facility agreement. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on a price appreciation of the ADSs for return on your investment

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited and BOCOM International Supreme Investment Limited, Mr. Dai beneficially owned an aggregate of 22.9% of the total voting power of our company as of July 15, 2021, assuming all the senior convertible preferred shares are converted into Class A ordinary shares on a one-for-one basis. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in our transaction with NIO Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d) without seeking shareholder approval, in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval and did not hold an annual shareholders meeting for the fiscal year of 2021. In addition, we rely on home country practice and our board of directors does not consist of a majority of independent directors. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-U.S. corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and our goodwill and other unbooked intangibles associated with active business activity is taken into account as a non-passive asset.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our VIEs and their subsidiaries as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended March 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we become classified as a PFIC and subsequent taxable years even if, we in fact, cease to be a PFIC in subsequent taxable years. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

Item 4.          Information on the Company

A.	History and Development of the Company

We commenced operations in August 2011 through Youxin Internet (Beijing) Information Technology Co., Ltd., or Youxin Hulian, to conduct used car auctions and other transaction related services.

In December 2011, we incorporated Uxin Limited in the Cayman Islands as our offshore holding company to facilitate financing and offshore listing. Shortly following its incorporation, Uxin Limited established a wholly-owned subsidiary in Hong Kong, Uxin Hong Kong Limited. In June 2012, in connection with our Series A financing, Uxin Hong Kong Limited established a wholly-owned subsidiary in China, Youxinpai (Beijing) Information Technology Co., Ltd., referred to as Youxinpai or one of our WFOEs. Youxinpai subsequently established and acquired several wholly-owned subsidiaries, among which are Youhan (Shanghai) Information Technology Co., Ltd., or Youhan, and Baogu Automobile Technology Services (Beijing) Co., Ltd.

In November 2014, we established UcarShow Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarShow Holding Limited established UcarShow HK Limited in Hong Kong. In January 2015, we established Uxin Used Car Limited, and in February 2015, UcarShow Holding Limited transferred all its interests in UcarShow HK Limited to Uxin Used Car Limited. In March 2015, UcarShow HK Limited established a wholly-owned subsidiary, Yougu (Shanghai) Information Technology Co., Ltd, or Yougu. Yougu acquired Youzhen (Beijing) Business Consulting Co., Ltd. from Youxinpai in September 2016.

In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, or GloryFin, which was incorporated in Hong Kong, and its three wholly-owned subsidiaries, Kai Feng Finance Lease (Hangzhou) Co., Ltd., or Kaifeng, Youqin (Shaanxi) Finance Lease Co., Ltd., and Boyu Finance Lease (Tianjin) Co., Ltd.

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

On June 27, 2018, our ADSs commenced trading on Nasdaq under the symbol “UXIN.” We raised from our initial public offering US$204.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we sold convertible notes to CNCB and Golden Fortune, resulting in net proceeds to us of US$100 million and US$75 million, respectively. The notes each beared an interest rate of 6% and 6.5% per annum. They became due and were paid in June 2019.

In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock, TPG, 58.com, among others, which will become due and payable on June 11 and June 12, 2024 unless converted earlier. The noteholders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the notes equals US$1.03 and may be adjusted and each note bears an interest rate of 3.75% per annum.

Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge. Among the notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum, which will become due and payable 12 months after the issuance date, and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum, which will become due and payable 15 months after the issuance date, unless converted earlier. The noteholders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices of the notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the notes to adjust the conversion price. On the same day, PacificBridge converted its convertible notes 136,279,973 Class A ordinary shares at the adjusted conversion price.

On April 26, 2020, our board of directors approved the change in our fiscal year end from December 31 to March 31. We filed a transition report on Form 20-F covering the transition period from January 1, 2020 to March 31, 2020 with the SEC on July 24, 2020.

Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory of used cars. Youxin (Ningbo) Information Technology Co., Ltd., established in July 2020, is the operating entity under the new business model.

In October 2020, we completed private placements with GIC and Wells Fargo for subscription of a total of 84,692,839 Class A ordinary shares for an aggregate amount of US$25 million.

In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,801 senior convertible preferred shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our senior convertible preferred shares of Uxin Limited. The first closing in the amount of US$100 million was completed for Uxin Limited’s issuance of 291,290,416 senior convertible preferred shares on July 12, 2021 and the second closing for the issuance of 145,645,208 senior convertible preferred shares in the amount of US$50 million is subject to customary closing conditions. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In addition, several existing shareholders have agreed not to sell, transfer or otherwise dispose of any of their Class A ordinary shares in our company for nine months following July 12, 2021.

On July 12, 2021, the noteholders have converted a principal amount of US$69 million convertible notes to 66,990,291 Class A ordinary shares. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining portions.

Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses

Since early 2018, when we began to fulfill online used car transactions for consumers, we have gradually shifted our strategic focus to our 2C online transaction business, which was previously referred to as “2C cross-regional business.” Through our 2C online transaction business, we help consumers buy the car of their choice online by providing them with a nationwide selection of used cars, a wide range of car-related value-added products and services as well as a full suite of supporting services to fulfill these online used car transactions. With our innovative online used car product and service offerings, we have created an innovative and unique used car buying experience for consumers centered around four key values — more selection, better prices, premium service and convenience. As a result, in order to better devote our attention and resources towards developing and scaling up our 2C online transaction business, we have divested our loan facilitation, salvage car and 2B related businesses, which are collectively referred to as the Divested Businesses.

Divestiture of loan facilitation business

In July 2019 and September 2019, we entered into a binding term sheet and definitive agreements respectively, with Golden Pacer to divest our loan facilitation related business, which we refer to as the Loan Facilitation Divestiture. In April 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the Loan Facilitation Divestiture, pursuant to which we divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the transaction. As a result, assets and liabilities related to the historically-facilitated loans for XW Bank were reclassified on a net basis as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. Prior to the Loan Facilitation Divestiture, we facilitated consumer auto loans for both new and used car transactions through our 2C business by entering into a series of arrangements with our customers and third-party financing partners who primarily funded the auto loans to our customers. After the Loan Facilitation Divestiture and through our business cooperation with Golden Pacer, Golden Pacer becomes our financing solution provider who directly works with third-party financing partners to facilitate auto loans, and we no longer provide loan facilitation related guarantee services in connection with our 2C online used car transactions. By referring the used car financing options provided by our financing solution providers to our customers, we continue to enable our consumers to conveniently access various auto financing products on our platform. The transaction closed upon the signing of the supplemental agreements in April 2020.

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

Divestiture of 2B business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com, which we refer to as the 2B Divestiture. Liabilities associated with the 2B Divestiture were reclassified as liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the 2B Divestiture were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction closed in April 2020.

B.	Business Overview

We are a leading nationwide online used car dealer in China. As the online destination in China for consumers to buy used cars, we make it possible for consumers to choose from our nationwide selection of used cars and buy the car directly online from our platform. In September 2020, we successfully shifted to an inventory-owning model. The completion of our business model upgrade gave us better control over order flow and supply chain management, and this further strengthens our ability to maximize customer value through our dedicated approach: offering quality value-for-money used cars alongside best-in-class purchasing services.

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

We have transformed the used car buying experience in China through our innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. In the second half of 2020, we upgraded our used car transaction value chain and migrated every sales step online. Our online platform ensures that consumers have access not only to an extensive nationwide selection of used cars, but also to a wide range of value-added products and services. In addition, we engage offline third-party service providers to effectively serve consumers and fulfill the transactions made online, such as car delivery, title transfers and other after-sales services. In particular, we provide car inspection services leveraging our inspection capabilities, which allow us to collect proprietary data, images and videos of used cars and generate accurate car condition reports. This allow convenient car comparison and is crucial to consumers’ decision-making process of buying used cars online. With a significant amount of data aggregated on our platform, we are able to continue to innovate and improve our products and services to meet consumers’ varied needs. Together, our products and services provide consumers with the superior experience and peace of mind that our brand embodies. In fact, our name, Uxin (优信), translates to quality and trust in Chinese.

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, one-stop online services capabilities and unique online used car transaction fulfillment capabilities.

●	Technology and Data Analytics Capabilities: Our patented and industry-leading car inspection system, Check Auto (查客), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides consumers with pricing insights based on each used car’s condition, as well as serving as an algorithmic foundation for determining the ranking of used cars listed on our platform according to each car’s price and performance data. In addition, based on a wealth of data we have on user behavior and used car inventory, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to consumers by analyzing their preferences, which makes it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand consumer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, which enables us to create more effective sales strategies.
●	One-Stop Online Services and Online Transaction Fulfillment Capabilities: In 2020, we have upgraded and transformed the entire used car buying process and migrated every step in the sales process online. We offer online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. As a result, we replaced our offline sales team with an online consulting team that delivers timely vehicle consulting services and facilitates a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our aftersales services delivered through online chat and hotlines to ensure high customer satisfaction. Our unique transaction fulfillment capabilities are empowered by our nationwide logistics and delivery network, nationwide title transfer and vehicle registration service and industry-leading warranty programs. Our nationwide logistics and delivery network ensure timely delivery of used cars to consumers. Our title transfer and vehicle registration service efficiently handles a potentially time-consuming and complex process for consumers. Our warranty programs provide consumers with comprehensive post-sale protection.

We also collaborate with various third-party partners to provide a wide range of value-added products and services on our platform, such as auto financing options and insurance products, as well as after-sales services.

In April 2021, we entered into a strategic partnership with JD.com to launch our self-operated online store for used car transactions through JD’s platform. The collaboration will provide consumers with one-stop online used car purchase solutions including used car inspection, purchasing, insurance, and aftersales services, and includes plans for joint development of data management, technology, inspection standards, and integrated supply chains in the used car business. The cooperation with JD.com will offer our customers a higher quality and more reliable used car purchasing experience than exists in the market at present.

Since we launched our online used-car-buying product and service offerings in early 2018, we have evolved from a financing-oriented platform to a transaction-centric online used car dealer who offers quality value-for-money used cars, premium purchasing services and online one-stop convenience. From 2018 when we started to provide 2C online used car transaction services to 2019, we witnessed significant growth in our business. However, as a result of the disruptions caused by the COVID-19 pandemic to our business operations as well as our business transformation, the total number of online used car transactions completed through our 2C platform decreased by 89.9% from 97,100 in 2019 to 9,835 in the fiscal year ended March 31, 2021.

To further strengthen our ability to provide used cars of high quality and value-for-money, we are building our own Inspection and Reconditioning Centers (IRCs) where we can refurbish highly selected inventory to a “like new” condition. Our first IRC in Xi’an has been in operation since March 2021. Equipped with the capacity of warehousing, exhibition, inspection and preparation, the Xi’an IRC is able to hold over 1,000 used cars and to provide services in connection with the vehicle registration and management bureau, providing consumers with a one-stop shopping experience.

We have also started to focus on improving NPS to measure the level of satisfaction for our services by our consumers.

Our Platform and Business

Vehicle sales business since September 2020

Retail vehicle sales and wholesale vehicle sales

We are dedicated to optimizing the selection of used cars listed on our platform. Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory which enhancing our ability to lock in high-quality value-for-money used cars and to better control our supply chain for used cars and deliver higher transaction certainty to our customers. The revenue generated by selling our own inventory was presented as vehicle sales revenue. Leveraging the extensive user behavioral, used car and transactional data aggregated on our platform over the years of our operations, we are able to build-up our inventory based on our proprietary assessment of customer preference, a car’s value-for-money performance and real-time market dynamics and trends. In addition, we have a team of vehicle experts to handpick the highest quality cars from a national pool, ensuring that only the qualified cars are eligible to be listed on our platform. We also work with third parties to offer refurbishment services that recondition our cars to a like-new condition before handing it over to our customers. As we move up the supply chain and access used cars at more favorable acquisition prices, we enjoy greater flexibility in offering more competitive pricing to customers.

Further, our first IRC in Xi’an has been in operation since March 2021, where we can refurbish selected inventory to a “like new” condition. Meanwhile, our vehicle supply channels are expanded to include consumers who intend to sell their existing cars, 4S shops, corporate clients and auction platforms. From then on, besides retail vehicle sales business, the vehicles we purchased from individuals that do not meet our retail standards to list and sell through our e-commerce platform will be sold to wholesalers through offline dealership, which is referred to as our wholesale vehicle sales business.

Others

We also generate other revenues from commissions earned from our financing and insurance partners, revenue streams from advertising and vehicle transportation revenue earned from our vehicle logistics business.

User journey in our vehicle sales business

For a typical Uxin Used Car consumer, the consumer’s buying journey is as follows:

●	Online search: We provide an intuitive user interface to help the consumer navigate through a vast selection of used cars. The consumer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the consumer’s specific needs and requirements, which can make the decision-making process much more efficient. As we improve the quality and price competitiveness of the used-car inventories under our inventory-owning model, we provide users with wider choice of high-quality value-for-money used cars.

●	Evaluation of car condition: To improve transparency of the transaction process and strengthen consumer trust, each car listing on our platform includes an in-depth car condition report generated by our Check Auto system, including photos and videos of the interior and exterior of the car, records of prior accidents, repair and maintenance history, among others. Leveraging our big data analytics capabilities, we also launched a proprietary rating system in October 2020 that provides a “like-new” score for each car, delivering a straightforward reading of the car’s condition and enabling easy comparison of different used cars on a customer’s short list. Moreover, our Manhattan pricing engine also makes assessments on the fair value of listed cars by analyzing the car’s selling price and its condition as well as comparing it with the price estimate output from our Manhattan pricing engine. Our system marks the used cars of particularly good value as “super value cars.” Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value. All this enables the consumer to make an informed buying decision.
●	Products and services: When searching for used cars, the consumer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the consumer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.
●	Customer support: At any step of the transaction process, the consumer can contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition and used car financing options. In addition, we continue to upgrade and transform the entire buying process and transit each step in the sales process online. We are now offering online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. Our AI-enabled sales consultant assistance system, which integrates Lingxi intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the consumer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.
●	Signing and delivery: Once the consumer decides to buy the car, our service personnel will have him sign a purchase agreement after the consumer makes an earnest payment if the purchase is made with cash, or down payment if the consumer chooses a financing option. Our nationwide logistics and delivery service ensures the car to be shipped in a timely manner to our fulfillment center, where our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition when the car arrives. Once confirmed the car is in good condition, we will register the car at local vehicle bureau and complete title transfers on behalf of our consumer. We will invite the consumer to our fulfillment center to pick up the car when all procedures are completed. The consumer will make the rest of the payment at the fulfillment center if the consumer buys the car with cash in the first place.
●	Post-transaction warranty: Every certified used car currently carries a 3-day no-questions-asked return policy, a one-year return policy covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through Uxin’s certificate program, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. The total return rate for the fiscal year of 2021 was approximately 2.6%. We provide these warranty programs to the consumer for no extra charge.

Online used car business (formerly known as “2C cross-regional business”) after the divestiture of intra-regional business and loan facilitation business

Starting in early 2018, we shifted our focus to enabling consumers to purchase used cars entirely online from our platform without the need to visit offline dealerships or see the actual car when making the purchase, which services we previously referred to as our “2C cross-regional business.”

Pursuant to the Loan Facilitation Divestiture, we had closed our divestiture of entire “2C intra-regional business” and loan facilitation business to Golden Pacer by April 2020. Therefore, “2C cross-regional business” is renamed as “online used car business”. Accordingly, the revenues generated from the online used car business are renamed as commission revenue, and value-added service revenue starting in the three months ended September 30, 2019. We no longer provide any loan facilitation services since November 2019 as a result of the Loan Facilitation Divestiture.

Commission. We provided used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. We charge consumers the commission fees based on agreed percentage of final sales price.

Value-added services. For consumers with financing needs, we provide additional services to them based on agreed amount or agreed percentages, including but not limited to the following:

●	Channel services: We provided advice on financial solutions to our consumers and referred them to financing platforms. We also assisted consumers in preparing paperwork in relation to their applications to financial products.
●	Safety-guaranteed services: We provided consumers with full range of safety-guaranteed services such as GPS purchase and installation services as well as other necessary assistance, for instance, sharing the GPS trajectory in the event of a car theft.
●	Mortgage service: We assisted consumers in their mortgage registration process when needed and also assisted them in the purchase of insurance policies.

Others. We generated other revenues mainly from salvage car business and other miscellaneous revenue streams.

Intra-regional and loan facilitation business (formerly part of “2C business”) and 2B business prior to their respective divestiture

Our 2C business

2C cross-regional. Cross-regional transactions mean transactions completed on our platform where the buyer completes the purchase of a car without the need to physically inspect the car on-site. These transactions primarily take place if the buyer is located in a different city from where the car is purchased.

2C intra-regional. 2C intra-regional transactions mainly include similar transactions when the consumers are located in the same city as where the cars are located. In intra-regional business model, consumers need to go to offline dealerships or inspect the car physically when making the purchase.

By April 2020, we had closed our divestiture of entire 2C intra-regional business and loan facilitation business to Golden Pacer. See “Item 4. Information on the Company—A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” Prior to such divestiture revenues generated from the 2C businesses were presented as revenue streams as transaction facilitation revenue to consumers and loan facilitation revenue to consumers if loan facilitation business was provided.

Our 2B business

Launched in 2011, our 2B business, Uxin Auction (优信拍) catered to business buyers and sellers with a comprehensive suite of transaction solutions through our auction service, connecting businesses with one another across China, helping them source used cars and optimize their turnover as well as facilitating transactions among our business customers of different sizes across China. Business sellers included used car dealers, 4S dealerships which are authorized to sell the products of a single brand of automobiles and provide key automobile-related services, car rental companies, auto manufacturers and large corporations that may need to dispose of large fleets of used cars. Used cars were sold on Uxin Auction through online auction. In 2019, approximately 370,000 used cars were listed on our platform for auction. In 2018 and 2019, our 2B business achieved GMV of RMB15.3 billion and RMB6.8 billion, respectively. Our 2B business mainly generated revenues from the fees we charge for transaction facilitation services.

By April 2020, we had closed our divestiture of the entire 2B business to 58.com. See “Item 4. Information on the Company—A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Others

We also generated revenues from other businesses, including commission for sales of salvage cars and interest income of financing lease.

Our Service and Transaction Fulfillment Capabilities

Our nationwide service and transaction fulfillment capabilities comprise the follow components that provide crucial support to our online used car transaction business:

●	Online sales and service network. We provide consumers with car-buying services through our online sales and service network accessible from across China. As we have upgraded and transformed the entire buying process and migrated every sales step online, we now offer online sales consulting and assistance services without the need to assign our sales consultant offline to assist in a purchase once the consumer demonstrates intention to purchase on our platform. By offering customers a seamless self-service online purchasing experience and enhancing the responsiveness and quality of our aftersales services, we have significantly improved our NPS from 10 for the three months ended June 30, 2020 to 42 for the three months ended March 31, 2021.
●	Warranty and repair services. Every certified used car currently carries a 3-day no-questions-asked return policy, a one-year return policy covering certain major damages caused by severe accidents that existed prior to the sale, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. To further strengthen consumer trust in our platform, we have further upgraded and integrated our certification program. We provide these warranty programs to the consumer for no extra charge.
●	Value-added products and services. In addition to providing a nationwide selection of used cars for consumers to choose from, we also have a wide range of car-related value-added products and services available on our platform to make consumers’ car buying process a one-stop experience. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers to meet consumers’ need for auto insurance products. As of March 31, 2021, we partnered with five insurance companies and referred their auto insurance solutions to our customers through our platform.
●	Customer service. Our customer service team processes consumers’ pre-sales inquiries and after-sales matters through online chat and hotlines. Our online customer service center is primarily responsible for pre-sales car-buying enquiries, such as preliminary questions on car price, car condition and used car financing options. Our fulfillment management center mainly handles after-sales enquiries, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.
●	Nationwide logistics and delivery network. We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS), transportation management system (TMS) and warehouse management system (WMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers, coordinating the loading and unloading of used cars at each warehouse as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning and coordinating used car shipments among warehouses. As a result of the above, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within three to four business days via our logistics and delivery network. In the fiscal year of 2021, our average delivery distance reached approximately 1,000 kilometers.

●	Nationwide title transfers and vehicle registration. Title transfers for used cars in China typically involve de-registering a car with one owner and registering the car with another owner. As of March 31, 2021, we partnered with over 33 title transfer service providers to handle the entire title transfer process for our customers, which significantly simplifies their car buying process on our platform. In addition, we also provide flexible vehicle registration solutions to assist our customers in applying for license plates.

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

An inspection by Check Auto involves a standard procedure that covers more than 315 documented check points. The inspection process may be adjusted depending on different makes and models.

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

As of March 31, 2021, we had obtained 17 patents in relation to vehicle inspection. Check Auto is also recognized and trusted by both consumers and businesses. For example, we have licensed the system to several top car manufacturers for their own car inspection needs.

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

Our platform has aggregated a wealth of data on user behavior, car condition and information as well as related transactions, which empowers and continually improves the Manhattan pricing engine. In addition, our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 151,000 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database. We have also cumulatively listed and collected proprietary data on over 8.5 million used cars for sale on our 2C platform.

Lingxi intelligent recommendation system

Based on a plethora of data we have on user behavior and used car inventory, our AI-enabled Lingxi intelligent recommendation system makes personalized car recommendations to consumers on our platform by analyzing their preferences, making it easier for them to find the car of their choice. Lingxi can also adjust its recommendations in real time according to the change of user preferences as it receives user behavior data on a real-time basis. In addition, Lingxi is also embedded with the module of user categorization which reveals user preference on every feature for a car and allows Lingxi to predict user preference for certain features. Our Lingxi intelligent recommendation system serves as a significant foundation for our business operations.

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

Proprietary Rating System

Leveraging our big data analytics capabilities, we launched a proprietary car rating system in October 2020 by analyzing the massive used car-related data that has been aggregated by our platform over the years, including car age, mileage, exterior and interior condition, driving and operating conditions, and the correlation between such metrics and pricing. When customers search for used cars on Uxin’s mobile application or website, our rating system will place a “like-new” score for each car that to provide a straightforward reading of the car’s condition and enable easy comparison of different used cars on a customer’s short list.

Marketing and Brand Promotion

We have focused on marketing our Uxin Used Car mobile app through various channels in the past, such as mobile application stores, search engines, auto vertical websites and apps as well as news feed apps. In the fiscal year of 2021, we shifted our focus from the massive consumer coverage and conversion method of marketing to targeted and efficient marketing based on the core consideration of cost-effectiveness. In order to precisely capture interested consumers and successfully convert them to our customers later, we have gradually reduced the use of various channels and focused only on the ranking for search of industry keywords and download in mobile apps such as App Store and major Android Stores. Our sales and marketing expenses in this regard gradually decreased.

As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

Competition

We operate in a highly competitive online used car market. We face intense competition from other used car dealers and may also face competition from online used car listing services. Competition with other used car dealers is primarily centered on the quality of service and customer acquisition. We may also face competition in attracting used car inventory.

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

Facilities

Our corporate headquarters are located in Beijing with office space of approximately 6,000 square meters as of March 31, 2021. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for more details.

Intellectual Properties

Our intellectual property contributes to our competitive advantages among online used car dealers in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of March 31, 2021, we had obtained 91 patents (of which 19 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 1,137 trademarks (of which 11 trademarks have been non-exclusively licensed and 88 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 273 software copyrights (of which 17 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 12 works copyrights (of which one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 150 domain names (of which one domain name has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture) and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

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

On November 7, 2016, Standing Committee of the PRC National People’s Congress published the Cyber Security Law of the PRC, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cyber Security Law, network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. On May 2, 2017, the Cyberspace Administration of China issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On April 29, 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, or the Draft Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection. For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which will take effect on September 1, 2021.

The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. Moreover, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law. On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures. On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Daft for Comments), or the Measures. The scope of review under the Measures extends to critical information infrastructure operators, data processors carrying out data processing activities, and national security risks related to a non-PRC listing, especially the “risks of core data, important data or substantial personal information being stolen, leaked, damaged, illegally used or exported; risks of Critical Information Infrastructure, core data, important data or substantial personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.” According to Article 6 of the Measures, operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing abroad. Besides, where any activities affect or may endanger national security during the purchase of network products and services by key information infrastructure operators or the data processing by data workers, cybersecurity reviews should be conducted in accordance with the Measures.

Regulations on Auction Business

On April 24, 2015, Auction Law of the People’s Republic of China was promulgated by the Standing Committee of the National People’s Congress for the purpose of regulating and administrating the business operation of auction. Pursuant to the Auction Law, “auction” refers to a way of selling particular goods or property rights to the bidder who offers the highest price in the form of public bidding. Measures for the Supervision and Administration of Auctions, as amended in March 2013, November, 2017 and on October 23, 2020, stipulates that an applicant for the formation of an auction enterprise in accordance with the Auction Law and Company Law shall be approved by the autonomous region of the local province government. According to the Measures for the Administration of the Circulation of Used Cars promulgated by the Ministry of Commerce and three other ministries on August 29, 2005 and amended on September 14, 2017, “used car auction” refers to the business activities whereby a used car auction enterprise transfers a used car to a bidder that offers the highest price through public bidding. According to The Specifications for Used Cars Transaction promulgated by the Ministry of Commerce on March 24, 2006, where an auction is conducted through the internet, the color photo of the car and information of auctioned car shall be published on internet. The publication period shall not be less than seven days. An enterprise engaging in activities of auction should undergo the review and approval procedure with relevant government authority and obtain the license for auction business. Any entity engaging in the auction business without the license may be subject to enforcement action, including orders issued by the relevant regulatory authorities to cease the auction business, confiscation of any illegal gains, or imposition of fines.

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

Regulations on Financing Lease

In September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in interbank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets. On May 28, 2020, the PRC National People’s Congress published the Civil Code of the People’s Republic of China, which took effect on January 1, 2021. The Chapter 15 of PRC Civil Code detailed regulations on the financial leasing contract.

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

Regulations on Advertisement

The PRC government regulates advertising principally through the SAMR. The PRC Advertising Law, or the Advertising Law, as amended in April 2015, on October 26, 2018 and on April 29, 2021, outlines the regulatory framework for the advertising industry. The Advertising Law stipulates that advertisements shall not contain any false or misleading content or defraud or mislead consumers. Any advertisement that defrauds or misleads consumers with any false or misleading content is considered a false advertisement. An advertiser shall be responsible for the veracity of contents of advertisement. Violation of these regulations may result in penalties calculated on the basis of advertising expenses.

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

Regulations on Intellectual Property

Copyright and Software Products

The National People’s Congress adopted the Copyright Law on September 7, 1990 and amended it on October 27, 2001, February 26, 2010 and June 1, 2021, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB500,000.

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

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet, issued by MIIT on November 5, 2004 and effective as of December 20, 2004 which was replaced by the Measures on Administration of Internet Domain Names issued by MIIT as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

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

Contractual Agreements with the VIES and Their Respective Shareholders

In order to comply with PRC regulatory requirements restricting foreign ownership of Internet information services, value-added telecommunications and certain other businesses in China, in the past we primarily conducted through our VIE, Youxin Hulian. In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible PRC subsidiaries Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and since then they have been operating our main online businesses instead of our VIEs, Youxin Hulian and Yishouche. Currently, Youxin Hulian and Yishouche hold valid ICP licenses.

We have entered into a series of contractual arrangements, including exclusive option agreements, equity pledge agreements and exclusive business cooperation agreements, with our VIEs and their respective shareholders.

These contractual arrangements allow our WFOEs to:

●	exercise effective control over our VIEs and their subsidiaries;
●	receive substantially all of the economic benefits of our VIEs; and
●	have exclusive options to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

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

In the opinion of Beijing Docvit Law Firm, our PRC counsel:

●	the ownership structures of our VIEs in China and our WFOEs that have entered into contractual arrangements with the VIEs will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information— D. Risk Factors —Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our business may be significantly affected by the draft Foreign Investment Law and the newly adopted Foreign Investment Law.”

D.	Property, Plant and Equipment

Our corporate headquarters are located in Beijing with office space of approximately 6,000 square meters as of March 31, 2021. We also have an office space of approximately 5,000 square meters in Xi’an mainly for our online customer service personnel and some of our product and technology personnel. In addition, we have local offices with an aggregate gross area of over 17,000 square meters for our 2C business in 102 cities. We lease all the facilities to conduct our business.

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

In July 2019, September 2019 and April 2020, we entered into the Loan facilitation transaction agreements, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. Pursuant to the Loan facilitation transaction agreements, we have divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the divestiture. As a result, net assets related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements were closed upon the signing of the supplemental agreements in April 2020.

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

In March 2020, we entered into definitive agreements with 58.com to divest our 2B business. Assets and liabilities associated with the divestiture of 2B business were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com closed in April 2020.

On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the installments based on the agreed-upon schedule set forth in the supplemental agreement. As a result of such agreement, all guarantee liabilities associated with the historically-facilitated loans for WeBank were relieved, which represented that we settled the majority of remaining guarantee liabilities associated with the historically-facilitated loans for financing partners.

Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory of used cars.

Unless indicated otherwise, the discussion of our financial data in this Item 5 and throughout this annual report relates to continuing operations only.

A.             Operating Results

Overview

We are a leading national online used car dealer in China. We operate vehicle sales business — Uxin Used Car, where we provide consumers with a one-stop online used-car-buying experience, including access to a nationwide selection of value-for-money used cars and various car-related value-added products and services, as well as a full suite of supporting services to fulfill these online used car transactions.

Historically, we also operated 2B business — Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction. By April 2020, we had closed our divestiture of the entire 2B business to 58.com. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” Prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model. Since March 2021, our first IRC in Xi’an has been in operation, where we can refurbish selected inventory to a “like new” condition. Meanwhile, our vehicle supply channels are expanded to include consumers who intend to sell their existing cars. The vehicles that do not meet our quality standards to list and sell through our ecommerce platform will be sold to wholesalers through offline dealership, which is our wholesale vehicle sales business. Prior to the inventory-owing model, our 2C business generated revenues from (i) commission fee in relation to assisting consumers buying our inspected and certified used cars directly online and providing relevant fulfillment services, such as logistics and delivery, title transfers and vehicle registration, which equals to a certain percentage of final car sales price and (ii) value-added service fee in relation to the additional services provided to consumers, for example, we help consumers select and apply for customized auto financing options that are provided by our financing partners, assist them purchasing suitable insurance policies that are provided by insurance companies, and provide well-rounded warranty programs. By April 2020, we had closed our divestiture of entire 2C intra-regional business and loan facilitation business to Golden Pacer. Prior to the divestiture, our 2C business generated revenues from the transaction facilitation and loan facilitation services we provided to car buyers. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online used car transaction industry, which include:

●	China’s overall economic growth and level of per capita disposable income;
●	ongoing COVID-19 pandemic or any other serious contagious diseases;
●	changes in the supply and demand for used cars, and changes in geographic distribution of cars;
●	consumers’ acceptance of the online used car transaction model; and
●	regulations and policies affecting the used car industry and consumer auto finance industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Our business operations during the first quarter of 2020 have been materially and adversely affected by the COVID-19 pandemic as a result of the closure of used car markets and dealerships, the significant disruptions to the logistics and delivery of used cars, and barriers to title transfers, among others. In addition, borrowers’ ability or willingness to repay their auto loans has also been negatively affected by general economic downturns. Consumer confidence and spending power in general have also been weakened as a result of the ongoing pandemic. As the impact of the pandemic will be fully considered in the credit loss assessment under the new accounting standards effective on January 1, 2020, we provided a significant provision for credit losses for the three months ended March 31, 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer.

Although the impact of COVID-19 pandemic on business operations in China is largely contained, the COVID-19 rebounded in certain cities in China during the three months ended March 31, 2021. We will continue to monitor and evaluate its impact on our financial condition, results of operations, and cash flows for future periods. The global spread of COVID-19 pandemic has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.”

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s online used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume on our platform

We operate our business as a leading national online used car dealer in China, which is supported by a nationwide service network and our online used car transaction fulfillment capabilities. Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. From 2018 when we started to provide 2C online used car transaction services to 2019, we have witnessed significant growth in our business. However, as a result of the disruptions caused by the COVID-19 pandemic to our business operations as well as our business transformation, the total number of online used car transactions completed through our 2C platform decreased by 89.9% from 97,100 in 2019 to 9,835 in the fiscal year ended March 31, 2021. Since September 2020, we started to sell our own used car inventory. During the fiscal year ended March 31, 2021, our vehicle sales volume was 4,334, among which retail vehicle sales volume was 3,603 and wholesale vehicle sales volume was 731. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

Ability to select high-quality value-for-money used cars for our customers

As a national online used car dealer, along with our growth strategy shifted from financing-driven to used car quality and purchasing service-oriented, our key focus now is on selecting high-quality value-for-money used cars for our customers and offering the best possible purchasing experience. Different from offline dealers’ traditional way of acquiring inventory based only on individual experience, we will procure our used cars by analyzing the extensive user behavioral, used car and transactional data gathered on our platform over the years. So we can identify used cars that meet our criteria and procure those used cars our customers prefer, value-for-money and in line with the market trends and dynamics. Our data-driven and quality-focused inventory strategy will not only enhance customer satisfaction, but also enable us to achieve a fast inventory turnover.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We replaced our entire offline sales team by an online team in 2020, which enabled us to deliver vehicle consulting services in a more timely fashion and facilitate a seamless self-service purchasing experience for our customers. As our business grows, we expect that we will be able to achieve greater operating leverage and improve the efficiency and utilization of our personnel.

Marketing is critical to our business. Given the relatively low online penetration rate for the used car market in China, we need to educate the market about the benefits of buying used cars online and to raise our brand awareness. We also need to invest in acquiring user traffic from different online channels. As a result, sales and marketing expenses have historically represented a substantial majority of our total operating expenses, amounting to 74.6% and 51.6% of our total revenues in 2019 and the fiscal year ended March 31, 2021, respectively. Our ability to lower our sales and marketing expenses as a percentage of total revenues depends on our ability to grow our business scale and improve sales and marketing efficiency, including increasing sales productivity, optimizing our traffic acquisition channels and improving traffic-to-sales conversion, as well as leveraging our brand value and word-of-mouth referrals. We may also continue to increase our sales and marketing expenses in absolute amounts in order to further expand our business across China as well as acquire customers and raise our brand awareness.

Selected Statements of Operations Items

Revenues

We derive our revenues from our retail vehicle sales, wholesale vehicle sales, commission and value-added services and other businesses. Prior to the divesture of our 2B business in April 2020, we also generated revenues from 2B business, which was presented as discontinued operations. The following table presents our revenues by category, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

	For the Year Ended December 31,				For the Three Months Ended March 31,				For the Fiscal Year Ended March 31,
	2018		2019		2019		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(unaudited)
	(in thousands, except for percentage data)
Revenues

Retail vehicle sales	—	—	—	—	—	—	—	—	463,547	70,751	70.5
Wholesale vehicle sales	—	—	—	—	—	—	—	—	51,249	7,822	7.8
Commission revenue	203,158	30.8	711,362	44.8	148,840	44.3	48,038	46.2	41,939	6,401	6.4
Value-added service revenue	166,482	25.3	636,046	40.0	135,475	40.4	40,456	39.0	35,248	5,380	5.4
Others	289,450	43.9	240,623	15.2	51,476	15.3	15,367	14.8	65,425	9,986	9.9
Total revenues	659,090	100.0	1,588,031	100.0	335,791	100.0	103,861	100.0	657,408	100,340	100.0

Retail vehicle sales

From September 2020, we have started to build-up our own used car inventory. We have also started to select “value-for-money” used cars in the market, procure these cars and arrange for reconditioning and refurbishment to upgrade them to a like-new condition before selling them to customers. Vehicle sales revenue is recognized on a gross basis as we sell our own inventory.

Wholesale vehicle sales

Wholesale vehicle sales include sales of vehicles acquired by us from individuals that do not meet our quality standards to list and sell through our e-commerce platform. These vehicles are then sold to car dealers through offline dealership.

Commission revenue and value-added revenue

Before we shifted to an “inventory-owning” model in September 2020, our business generated revenues from commission and value-added services. For each used car sold through our online used car business, we charge a commission fee equivalent to a certain percentage of final car sales price. The commission fee is for services provided through our platform in enabling consumers to buy the car of choice online from our nationwide selection of inspected and certified used cars, and fulfilling these online transactions, such as car delivery, title transfers and vehicle registration. We generate value-added service revenue from value-added service fee, which is charged for the additional services provided to consumers for their online used car purchase, for example, we help consumers select and apply for customized auto financing options, assist them purchasing suitable insurance policies, and provide well-rounded warranty programs.

Prior to the Loan Facilitation Divestiture, we also generated loan facilitation revenue from the consumer auto loans facilitated on our platform. As a result of the divestiture, we are relieved of the guarantee obligations in relation to the historically-facilitated loans associated with XW Bank. Immediately prior to the divestiture, the remaining outstanding balance of the historically-facilitated loans for XW Bank was RMB17.0 billion. In accordance with the applicable accounting standards, net assets of RMB827.7 million related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019 as the divestiture of such assets and liabilities was a precondition of the transaction. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss.

On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalments based on the agreed-upon schedule set forth in the supplemental agreement. As a result of the aforementioned agreement we entered into with WeBank, all guarantee liabilities associated with the historically-facilitated loans for WeBank were relieved, which represents we settled the majority of remaining guarantee liabilities associated with the historically-facilitated loans for financing partners.

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

Others

Our other revenues mainly consist of rebates collected from our financing and insurance partners as well as revenue streams from advertising and vehicle transportation revenue collected from our vehicle logistics business.

Cost of Revenues

Cost of revenues primarily consists of salaries and benefits for personnel involved in car inspection and quality control, fulfillment costs related to logistics, delivery, title transfers and vehicle registration, cost of GPS tracking devices and cost of warranty services. Since we adopted the inventory-owning model in September 2020, vehicle acquisition was added to our cost of revenues, while costs related to outbound logistics are classified as sales and marketing expenses. We expect that our cost of revenues will increase in absolute dollar amounts resulting from our business model transformation and continuous business expansion.

Operating Expenses

Our operating expenses primarily consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses, and (iv) provision for credit losses. In the fiscal year ended March 31, 2021, we improved our overall operational efficiency through strict cost management and aimed at growing the business at the most cost-efficient level. Our cost management efforts will continue and we expect to continue to optimize our operating expense structure.

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, customer acquisition costs, which primarily include traffic acquisition costs, brand advertising costs and outbound logistic expenses. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we may recruit more sales staff or engage in sales and marketing activities to further attract and serve more customers and grow our businesses.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits as well as share-based compensation for our management and administration employees performing general corporate functions, office rental expenses, and professional service fees. We expect that our general and administrative expenses will increase as we incur additional expenses relating to improving our internal controls, complying with Section 404 of the Sarbanes-Oxley Act and maintaining investor relations as a public company.

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

Provision for credit losses

Our provision for credit losses primarily consists of impairment due to loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans and financial lease receivables. After the adoption of ASC 326, the provision for contingent guarantee liabilities measured under the current expected credit losses model is also recorded under “provision for credit losses”. In November 2019, we transferred the legal titles of assets and liabilities in relation to the loans previously facilitated by XW Bank and divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as a result of the Loan Facilitation Divestiture. Since then, we no longer provide any additional loan facilitation related guarantee services. In July 2020, we entered into a supplemental agreement with one of our major financing partners WeBank with regards to our historically-facilitated loans, where we agreed to entirely settle all of our remaining guarantee liabilities associated with the historically-facilitated loans with WeBank, under the condition that we should pay the settlement amount in instalments from 2020 to 2025 based on an agreed schedule. Since we have settled the majority of our remaining guarantee liabilities associated with the historically-facilitated loans for financing partners and provision for loan recognized as result of payment under the guarantee are fully provided, we expect our provision for credit losses will decrease in absolute dollar amounts in the foreseeable future.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2018, 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021.

PRC

Generally, our PRC subsidiaries, our variable interest entities, or VIEs, and their subsidiaries are subject to enterprise income tax on their taxable income in the PRC at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Youxinpai (Beijing) Information Technology Co., Ltd. and Youfang (Beijing) Information Technology Co., Ltd. have been qualified as High and New Technology Enterprises, or HNTE, since 2016 and 2019, respectively, and enjoy a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as HNTE since 2020 and enjoy a preferential income tax rate of 15% from 2020 to 2022. Youxin Internet (Beijing) Information Technology Co., Ltd. has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020.

Our PRC subsidiaries, our VIEs and their subsidiaries are subject to VAT at a rate of 6% on the services provided and related surcharges, and 17% before April 30, 2018, 16% from May 1, 2018 to April 1, 2019 and 13% since April 1, 2019 for the new cars sold and 2% before May 1, 2020 and 0.5% from May 1, 2020 to December 31, 2023 for the second hand cars sold.

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

	For the Year Ended December 31,				For the Three Months Ended March 31,				For the Fiscal Year Ended March 31,
	2018		2019		2019		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(unaudited)
	(in thousands, except for percentage data)
Revenues(1)
Retail vehicle sales	—	—	—	—	—	—	—	—	463,547	70,751	70.5
Wholesale vehicle sales	—	—	—	—	—	—	—	—	51,249	7,822	7.8
Commission revenue	203,158	30.8	711,362	44.8	148,840	44.3	48,038	46.2	41,939	6,401	6.4
Value-added service revenue	166,482	25.3	636,046	40.0	135,475	40.4	40,456	39.0	35,248	5,380	5.4
Others	289,450	43.9	240,623	15.2	51,476	15.3	15,367	14.8	65,425	9,986	9.9
Total revenues	659,090	100.0	1,588,031	100.0	335,791	100.0	103,861	100.0	657,408	100,340	100.0
Cost of revenues(2)	(418,852)	(63.6)	(689,292)	(43.4)	(156,372)	(46.6)	(110,714)	(106.6)	(673,711)	(102,828)	(102.5)
Gross Profit	240,238	36.4	898,739	56.6	179,419	53.4	(6,853)	(6.6)	(16,303)	(2,488)	(2.5)
Operating expenses:
Sales and marketing(2)	(1,488,699)	(225.9)	(1,184,997)	(74.6)	(345,673)	(102.9)	(189,503)	(182.5)	(339,013)	(51,743)	(51.6)
Research and development(2)	(124,513)	(18.9)	(140,006)	(8.8)	(32,634)	(9.7)	(31,176)	(30.0)	(74,137)	(11,316)	(11.3)
General and administrative(2)	(1,070,419)	(162.4)	(402,040)	(25.3)	(86,970)	(25.9)	(74,926)	(72.1)	(277,925)	(42,420)	(42.3)
Losses from guarantee liabilities	(4,414)	(0.7)	(194,385)	(12.2)	(9,188)	(2.7)	—	—	—	—	—
Provision for credit losses	(40,626)	(6.2)	(271,372)	(17.1)	—	—	(1,939,570)	(1,867.5)	(91,593)	(13,980)	(13.9)
Total operating expenses	(2,728,671)	(414.0)	(2,192,800)	(138.1)	(474,465)	(141.3)	(2,235,175)	(2,152.1)	(782,668)	(119,459)	(119.1)
Other operating income	—	—	1,925	0.1	—	—	56,043	54.0	246,346	37,600	37.5
Loss from continuing operations	(2,488,433)	(377.6)	(1,292,136)	(81.4)	(295,046)	(87.9)	(2,185,985)	(2,104.7)	(552,625)	(84,347)	(84.1)
Interest income	24,554	3.7	14,958	0.9	1,990	0.6	3,081	3.0	45,140	6,890	6.9
Interest expense	(63,880)	(9.7)	(112,587)	(7.1)	(26,493)	(7.9)	(29,029)	(27.9)	(95,953)	(14,645)	(14.6)
Other income	23,721	3.6	71,142	4.5	25,140	7.5	2,420	2.3	15,672	2,392	2.4
Other expenses	(25,568)	(3.9)	(36,569)	(2.3)	(4,751)	(1.4)	(10,118)	(9.7)	(7,890)	(1,204)	(1.2)
Foreign exchange (losses)/gains	(8,232)	(1.2)	4,247	0.3	(799)	(0.2)	(388)	(0.4)	(15,887)	(2,425)	(2.4)
Fair value change of derivative liabilities	1,185,090	179.8	—	—	—	—	—	—	—	—	—
Gain from disposal of investment, net	—	—	28,257	1.8	—	—	—	—	—	—	—
Impairment of long-term investment	—	—	(37,775)	(2.4)	—	—	—	—	—	—	—
Gain from disposal of subsidiaries	—	—	—	—	—	—	179,020	172.4	—	—	—
Inducement charge	—	—	—	—	—	—	—	—	(121,056)	(18,477)	(18.4)
Loss from continuing operations before income tax expense	(1,352,748)	(205.2)	(1,360,463)	(85.7)	(299,939)	(89.3)	(2,040,999)	(1,965.1)	(732,599)	(111,816)	(111.4)
Income (tax expense)/benefit	(1,644)	(0.2)	2,554	0.2	(1,556)	(0.5)	(326)	(0.3)	(33)	(5)	0.0
Equity in income of affiliates	2,631	0.4	30,231	1.9	5,956	1.8	6,940	6.7	15,657	2,390	2.4
Net loss from continuing operations, net of tax	(1,351,761)	(205.1)	(1,327,678)	(83.6)	(295,539)	(88.0)	(2,034,385)	(1,958.8)	(716,975)	(109,431)	(109.1)
(1)	The presentation of revenue components changed in the fiscal year of 2021 to reflect the changes of our business model since September 2020. Please see “Item 4. Information on the Company-B. Business Overview” for more detailed discussion.
(2)	Share-based compensation in the amount of RMB1,052.0 million, RMB100.3 million, negative RMB32. 6 million and negative RMB19.1 million (US$2.9 million) in 2018, 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Fiscal Year Ended March 31, 2021 Compared to Year Ended December 31, 2019

Revenues

Total revenue. Our total revenues decreased by 58.6% from RMB1,588.0 million in 2019 to RMB657.4  million (US$100.3 million) in the fiscal year of 2021.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB463.5 million (US$70.7 million) in the fiscal year of 2021, compared to nil in 2019. Retail transaction volume was 3,603 units and all of them were sold from our own inventory. Therefore, the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB51.3 million (US$7.8 million) in the fiscal year of 2021, compared to nil in 2019. Wholesale vehicle sales include sales of vehicles acquired from individuals that do not meet our quality standards to list and sell through our e-commerce platform.

Commission revenue. Commission revenue decreased by 94.1% from RMB711.4 million in 2019 to RMB42.0 million (US$6.4 million) in the fiscal year of 2021.

Value-added service revenue. Value-added service revenue decreased by 94.5% from RMB636.0 million in 2019 to RMB35.2 million (US$5.4 million) in the fiscal year of 2021. The decreases were primarily due to decreases in transaction volume and GMV, as well as the implementation of our inventory-owning model under which we ceased recognizing commission revenue and began to recognize vehicle sales revenue instead since September 2020.

Others. Our other revenues were RMB65.4 million (US$10.0 million) in the fiscal year of 2021, compared with RMB240.6 million in 2019. The decrease was mainly due to the divestiture of our salvage car related business in January 2020.

Cost of revenues

Cost of revenues were RMB673.7 million (US$102.8 million) in the fiscal year of 2021, representing a decrease of 2.3% from RMB689.3 million in 2019. The increase was primarily due to an increase in vehicle acquisition costs related to the establishment of our own inventory since September 2020, which was partially offset by a decrease in salaries and benefits for employees engaged in car inspection, quality control as well as a decrease in fulfillment cost due to lower transaction volume.

Gross profit

Our total gross profit was negative RMB16.3 million (negative US$2.5 million) in the fiscal year of 2021, compared to RMB898.7 million in 2019. Our gross profit margin decreased from 56.6% in 2019 to negative 2.5% in the fiscal year of 2021 due to the implementation of our inventory-owing model.

Sales and marketing expenses

Our sales and marketing expenses decreased by 71.4% from RMB1,185.0 million in 2019 to RMB339.0 million (US$51.7 million) in the fiscal year of 2021.  Since the adoption of the inventory-owning model in September 2020, most salaries and benefits for employees engaged in car sourcing and inspection as well as costs related to outbound logistics, which were classified as cost of revenues before, have been classified as sales and marketing expenses. The decrease was mainly due to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in traffic acquisition cost, which was partially offset by an increase in costs related to outbound logistics due to the change of our business model.

Research and development expenses

Our research and development expenses decreased by 47.0% from RMB140.0 million in 2019 to RMB74.1 million (US$11.3 million) in the fiscal year of 2021, primarily attributable to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in IT infrastructure services-related expenses.

General and administrative expenses

Our general and administrative expenses decreased by 30.9% from RMB402.0 million in 2019 to RMB277.9 million (US$42.4 million) in the fiscal year of 2021, primarily attributable to a decrease in salaries and benefits due to headcount reduction, decreases in rental expenses and professional fees as well as a reverse in share-based compensation due to the forfeitures in connection with termination of employment.

Losses from guarantee liabilities

Our losses from guarantee liabilities was nil in the fiscal year of 2021, compared to RMB194.4 million in 2019. We incurred guarantee liabilities associated with the remaining guarantee obligations from its historically facilitated loans that were not transferred to Golden Pacer. We adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as gain or loss from guarantee liabilities. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within provision for credit losses and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within other operating income.

Provision for credit losses, net

Our provision for credit losses, net decreased from RMB271.4 million in 2019 to RMB91.6 million (US$14.0 million) in the fiscal year of 2021, primarily as a result of a slight increase in provision of loans recognized as a result of payment under the guarantee and advance to sellers.

Other operating income

Our other operating income increased from RMB1.9 million in 2019 to RMB246.3 million (US$37.6 million) in the fiscal year of 2021, primarily as a result of the recognition of guarantee income.

We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), or ASU 2016-13, effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as gain or loss from guarantee liabilities. After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within other operating income and the relevant credit losses of guarantee liabilities are recorded within provision for credit losses. As a result of the aforementioned July Agreement we entered into with WeBank, all guarantee liabilities associated with the historically-facilitated loans WeBank accounted for under ASC 460 were released and therefore a released gain of RMB168.6 million was recorded on August 8, 2020.

Interest income

We had interest income of RMB15.0 million in 2019 and RMB45.1 million (US$6.9 million) in the fiscal year of 2021, respectively. On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank, pursuant to which we are obliged to pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. The increase of interest income was primarily due to the impact of potential discounted cash outflow under such agreement.

Interest expenses

We had interest expense of RMB112.6 million in 2019 and RMB96.0 million (US$14.6 million) in the fiscal year of 2021, respectively. The decrease in interest expense was mainly attributable to repayment of borrowing at maturity.

Other income

Other income decreased from RMB71.1 million in 2019 and RMB15.7 million (US$2.4 million) in the fiscal year of 2021, primarily because we ceased to gain penalty income from salvage car related business after its divestiture in July 2019.

Other expenses

Other expenses decreased from RMB36.6 million in 2019 and RMB7.9 million (US$1.2 million) in the fiscal year of 2021.

Foreign exchange gains/(losses)

We had foreign exchange losses of RMB15.9 (US$2.4 million) in the fiscal year of 2021, compared to foreign exchange gains of RMB4.2 million in 2019.

Gain from disposal of investment, net

Our gain from disposal of investment was nil in the fiscal year of 2021, compared to RMB28.3 million in 2019. Gain from disposal of investment in 2019 was primarily attributable to our disposal of our equity investments in a technology company focusing on pilotless automobile systems.

Impairment of long-term investment

Impairment of long-term investment was nil in the fiscal year of 2021, compared to RMB37.8 million in 2019. The impairment of long-term investment in 2019 was primarily attributable to our equity investment in a loss-making technology company.

Inducement charge

Our inducement charge was RMB121.1 million (US$18.5 million) in the fiscal year of 2021, compared to nil in 2019. Inducement charge in the fiscal year of 2021 was primarily attributable to the amended conversion price at which PacificBridge converted all the convertible notes into 136,279,973 Class A ordinary shares after we entered into agreements with PacificBridge on July 23, 2020 to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that we issued to PacificBridge between July and November 2019.

Income tax credit/expense

We had income tax expense of RMB33.0 thousand (US$5.0 thousand) in the fiscal year of 2021, compared to a tax credit of RMB2.6 million in 2019.

Equity in income of affiliates

Equity in income of affiliates decreased from RMB30.2 million in 2019 to RMB15.7 million (US$2.4 million) in the fiscal year of 2021, primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB1,327.7 million in 2019 to RMB717.0 million (US$109.4 million) in the fiscal year of 2021.

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

Revenues

Our revenues decreased by 69.1% from RMB335.8 million in the three months ended March 31, 2019 to RMB103.9 million in the three months ended March 31, 2020.

2C business. Revenues of our 2C business decreased by 68.9% from RMB284.3 million in the three months ended March 31, 2019 to RMB88.5 million in the three months ended March 31, 2020, which was primarily due to decreases in 2C transaction volume and GMV as a result of the disruptions caused by the COVID-19 pandemic to our business operations. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 12.5% and 12.2% in the three months ended March 31, 2019 and 2020, respectively.

●	Commission revenue. The commission revenue decreased by 67.7% from RMB148.8 million in the three months ended March 31, 2019 to RMB48.0 million in the three months ended March 31, 2020, primarily due to decreases in transaction volume and GMV. The number of 2C online used cars transactions decreased by 68.1% from 20,647 units in the three months ended March 31, 2019 to 6,584 units in the three months ended March 31, 2020, and the corresponding GMV decreased by 68.1% from RMB2.3 billion to RMB0.7 billion during the same period. Our commission rate remained stable at 6.6% in the three months ended March 31, 2020 compared with the same period in 2019.
●	Value-added service revenue. Our value-added service revenue decreased by 70.1% from RMB135.5 million in the three months ended March 31, 2019 to RMB40.5 million in the three months ended March 31, 2020, primarily due to decreases in transaction volume and GMV. Our VAS take rate decreased to 5.6% in the three months ended March 31, 2020 from 6.0% in the three months ended March 31, 2019.
●	Others. Our other revenues were RMB15.4 million in the three months ended March 31, 2020, compared with RMB51.5 million in the three months ended March 31, 2019.

Cost of revenues

Our cost of revenues decreased by 29.2% from RMB156.4 million in the three months ended March 31, 2019 to RMB110.7 million in the three months ended March 31, 2020, primarily as a result of a decrease in salaries and benefits for employees engaged in car inspection, quality control, customer service and after-sales services as we adopted a flexible work-load based staffing program, as well as a decrease in fulfillment cost due to a decrease in transaction volume.

Gross loss/profit

As a result of the foregoing, we recorded a gross loss of RMB6.9 million in the three months ended March 31, 2020, compared with a gross profit of RMB179.4 million in the three months ended March 31, 2019.

Sales and marketing expenses

Our sales and marketing expenses decreased by 45.2% from RMB345.7 million in the three months ended March 31, 2019 to RMB189.5 million in the three months ended March 31, 2020, mainly due to a decrease in salaries and benefits expenses.

General and administrative expenses

Our general and administrative expenses decreased by 13.8% from RMB87.0 million in the three months ended March 31, 2019 to RMB74.9 million in the three months ended March 31, 2020, primarily attributable to a decrease in salaries and benefits as well as share-based compensation expenses.

Research and development expenses

Our research and development expenses decreased by 4.5% from RMB32.6 million in the three months ended March 31, 2019 to RMB31.2 million in the three months ended March 31, 2020, primarily attributable to a decrease in salaries and benefits expenses.

Losses from guarantee liabilities

Our losses from guarantee liabilities was nil in the three months ended March 31, 2020, compared with RMB9.2 million in the three months ended March 31, 2019. We incurred guarantee liabilities associated with the remaining guarantee obligations from our historically-facilitated loans which were not transferred to Golden Pacer. We adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for the under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities need to be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460. The provision for contingent guarantee liabilities is currently recorded under “provision for credit losses” and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded under “other operating income.”

Provision for credit losses

Our provision for credit losses was RMB1,939.6 million in the three months ended March 31, 2020, compared with nil in the three months ended March 31, 2019. As COVID-19 had a material adverse impact on the performance of our historically-facilitated loans, we incurred a significant impairment primarily due to loans recognized as a result of payment under the guarantee and financial lease receivables. After the adoption of ASC 326, the provision for contingent guarantee liabilities measured under the current expected credit losses model is recorded under “provision for credit losses.”

Interest income

We had interest income of RMB2.0 million in the three months ended March 31, 2019 and RMB3.1 million in the three months ended March 31, 2020.

Interest expenses

We had interest expense of RMB26.5 million in the three months ended March 31, 2019 and RMB29.0 million in the three months ended March 31, 2020.

Other income

Other income decreased from RMB25.1 million in the three months ended March 31, 2019 to RMB2.4 million in the three months ended March 31, 2020.

Other expenses

Other expenses increased from RMB4.8 million in the three months ended March 31, 2019 to RMB10.1 million in the three months ended March 31, 2020.

Foreign exchange losses

We had foreign exchange losses of RMB0.4 million in the three months ended March 31, 2020, compared with RMB0.8 million in the three months ended March 31, 2019.

Gain from disposal of subsidiaries

Our gain from disposal of subsidiaries was RMB179.0 million in the three months ended March 31, 2020, compared with nil in the three months ended March 31, 2019. Gain from disposal of subsidiaries in the three months ended March 31, 2020 was primarily attributable to our divestiture of the salvage car related business in January 2020.

Income tax expense

We had income tax expense of RMB0.3 million in the three months ended March 31, 2020, compared with RMB1.6 million in the three months ended March 31, 2019.

Equity in income of affiliates

Equity in income of affiliates increased from RMB6.0 million in the three months ended March 31, 2019 to RMB6.9 million, primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations increased from RMB295.5 million in the three months ended March 31, 2019 to RMB2,034.4 million in the three months ended March 31, 2020. The net loss from continuing operations in the three months ended March 31, 2020 was primarily attributable to a significant provision for credit losses of RMB1,939.6 million recorded in the period as a result of the impact of COVID-19 pandemic as well as the adoption of ASC326. See “—Provision for credit losses.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 140.9% from RMB659.1 million in 2018 to RMB1,588.0 million in 2019.

2C business.  Revenues of our 2C business increased significantly by 264.5% from RMB369.6 million in 2018 to RMB1,347.4 million in 2019, which was primarily attributable to increases in 2C transaction volume, GMV and the take rate of our 2C business. The take rate of our 2C business, as measured by the revenue of our 2C business divided by the GMV of our 2C business, was 8.4% and 12.0% in 2018 and 2019, respectively.

●	Commission revenue. The commission revenue increased significantly by 250.2% from RMB203.2 million in 2018 to RMB711.4 million in 2019, primarily due to increases in transaction volume, GMV and commission rate. The number of 2C online used cars transactions increased by 153.8% from 38,264 units in 2018 to 97,100 units in 2019, and the corresponding GMV increased by 155.3% from RMB4.4 billion to RMB11.3 billion during the same period. Our unique value proposition to consumers along with an improved user experience and higher pricing power contributed to the increase in our commission rate from 4.6% in 2018 to 6.3% in 2019.
●	Value-added service revenue. Our value-added service revenue increased significantly by 282.1% from RMB166.5 million in 2018 to RMB636.0 million in 2019, primarily driven by increases in transaction volume, GMV and VAS take rate. Our VAS take rate increased to 5.6% in 2019 from 3.8% in 2018, primarily driven by higher pricing power as a result of our increasingly optimized and diversified services.
●	Others. Our other revenues were RMB240.6 million in 2019, compared to RMB289.5 million in 2018.

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

Foreign exchange gains/(losses)

We had foreign exchange gains of RMB4.2 million in 2019, compared to foreign exchange losses of RMB8.2 million in 2018.

Fair value change of derivative liabilities

Our fair value change of derivative liabilities was nil in 2019, compared to a gain of RMB1,185.1 million in 2018. The impact of derivative liabilities is no longer exist as the preferred shares were converted into ordinary shares at the time of IPO.

Gain from disposal of investment, net

Our gain from disposal of investment was RMB28.3 million in 2019, compared to nil in 2018. Gain from disposal of investment in 2019 was primarily attributable to our disposal of our equity investments in a technology company focusing on pilotless automobile systems.

Impairment of long-term investment

Impairment of long-term investment was RMB37.8 million in 2019, compared to nil in 2018. The increase in impairment of long-term investment was primarily attributable to our equity investment in a technology company which incurred continuous losses starting from 2019 and began to liquidate its business in June 2019.

Income tax credit/expense

We had income tax credit of RMB2.6 million in 2019, compared to a tax expense of RMB1.6 million in 2018.

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

Consolidation of variable interest entity (VIE)

We account for entities qualifying as VIEs in accordance with Financial Accounting Standards Boards, or FASB, Accounting Standards Codification Topic 810, Consolidation, or ASC 810. In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services, value-added telecommunications, and certain other businesses in China, we have been conducting our online auction platforms through VIEs. In 2015, the restrictions on foreign-owned shareholding percentage in online data processing and transaction processing (operating E-commerce) business in China was partially removed. Therefore, certain of our eligible WFOEs have applied for and obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating E-commerce). As a result, certain of our WFOEs have been operating our main online platforms instead of our VIEs since then. Our VIEs mainly conduct other online platforms to provide internet information services and they are holding some of our intellectual properties as well. Revenues from VIEs accounted for approximately 10.2%, 4.6% 5.1% and 0.9% of our total revenues in the years ended December 31, 2018 and 2019, the three months ended March 31, 2020 and the year ended March 31, 2021.

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

Revenue recognition

We primarily engage in used car business as a leading national online used car dealer through our mobile app — Uxin Used Car and website — www.xin.com, providing consumers with a nationwide selection of used and various car-related value-added products and services. Prior to the divestiture of our 2B business, we also operated the mobile app — Uxin Auction and website — www.youxinpai.com to facilitate transactions between business customers via online auction service. Revenue principally represents 2C commission revenue and value-added service revenue as well as other revenues. 2B transaction facilitation revenue is currently recognized as discontinued.

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

Retail vehicle sales business

We sell used vehicles directly to its customers through our e-commerce platform (www.xin.com). The Company procures used cars by analyzing the extensive user behavioral, used car and transactional data aggregated on its platform over the years. This enables us to selectively build-up our inventory of used cars with value-for-money performance and have greater flexibility in offering more competitive pricing to individual consumers.

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. We satisfy our performance obligation for used vehicles sales upon consumer’s physical acceptance of the used vehicles and receive payment directly from the customer at the time of sale.

Wholesale vehicle sales business

We sell vehicles to wholesalers through offline dealership, which are primarily acquired from individuals and do not meet our retail standards to list and sell through our ecommerce platform. We satisfy our performance obligation and recognize revenue for wholesale vehicle sales at a point in time when vehicle is sold. The transaction price is collected when vehicle sales are completed.

Online used car transaction services

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

Others

Other revenues mainly comprise of revenues from commission from salvage car sales prior to our divestiture of our salvage car related business and interest income from financial leases, among others. For the fiscal year ended March 31, 2021, other revenues mainly included commissions earned from our financing and insurance partners as well as revenue from advertising and vehicle transportation revenue earned from our vehicle logistics business.

Remaining performance obligations

Revenue allocated to remaining performance obligations represent deferred revenue that has not yet been recognized. As of March 31, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB5.4 million (US$0.8 million). We expect to recognize approximately 100% of this revenue over the next 12 months.

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

Financial lease receivables are measured at amortized cost and reported on our consolidated balance sheets at outstanding principal adjusted for the allowance for doubtful accounts/provision for credit losses. Allowance for financial lease receivables is provided when we have determined the balance is impaired. On January 1, 2020, we adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments» and provision for credit losses was provided based on current expected credit losses impairment model.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on «Testing of Goodwill for Impairment» a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we decide, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. Before the adoption of ASU No. 2017-04 Intangibles—Goodwill and Other (Topic 350), if the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. We adopted ASU No. 2017-04 starting January 1, 2020, following the new guidance, an impairment charge shall be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit.

In 2017, we acquired Chefang and Baogu and have consolidated their financial results in our consolidated financial statements since the respective dates of acquisitions. As there were no identifiable intangible assets from the acquisitions of Chefang and Baogu, the goodwill is not amortized but is tested for impairment in accordance with ASC350. RMB3.7 million and RMB9.5 million of goodwill impairment loss was recorded for Chefang for the year ended December 31, 2018 and the fiscal year ended March 31, 2021, respectively.

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

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share, up to US$3.00 per ordinary share, to $1.03 per share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to unvested options amounted to US$2.0 million and would be recorded over the remaining service period.

Options

We granted 25,224,000, 4,247,500, 2,175,300 and 6,700,655 options to our employees, with a weighted average exercise price of US$2.90, US$1.36, US$0.03 and US$0.01, for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, respectively. 18,659,232, 19,698,819, 21,373,800 and 24,144,828 options were exercisable as of December 31, 2018 and 2019, and March 31, 2020 and 2021, respectively. 7,300,000, 10,570,575, 13,234,329 and 6,053,082 options granted to key management became exercisable as of December 31, 2018 and 2019 and March 31, 2020 and 2021, respectively.

Under the Amended and Restated Plan, employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his or her option grants at the end of each year of completed service.

As of March 31, 2021, the fair value of vested and non-vested options granted to employees and management amounted to RMB27.2 million (US$4.1 million) and RMB2.0 million (US$0.3 million), respectively, and a share-based compensation expense of RMB20.5 million (US$3.1 million) was reversed due to forfeiture during the fiscal year of 2021.

Other share-based awards

For the year ended December 31, 2016, we recorded share-based compensation expense of RMB226.4 million for issuance and grant of 19,985,520 ordinary shares to our management in April 2016.

In September 2017, one of our preferred shareholders transferred 6,686,020 series A preferred shares and 10,590,390 series B preferred shares with a consideration of US$41.2 million to Gao Li Group Limited, which is controlled by Mr. Kun Dai, the chairman of our board of directors and chief executive officer. The difference between the transfer price and the fair value of preferred shares transferred was RMB137.7 million and was recognized as compensation expense to Mr. Kun Dai in September 2017.

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

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

B.           Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB2,281.3 million, RMB1,194.1 million and RMB1,122.3 million (US$171.3 million) in 2018, 2019 and the fiscal year ended March 31, 2021, respectively. Discussions of our cash flows and working capital in this Item 5.B. relate to both discontinued and continuing operations. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

●	In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.
●	In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each beared an interest rate of 6% and 6.5% per annum. The convertible notes became due and were paid in June 2019.
●	In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, or Redrock, TPG Growth III SF Pte. Ltd., or TPG, 58.com Holdings Inc., or 58.com, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue UXin Holdings, Ltd. (the “Notes”). The Notes will become due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the Notes equals US$1.03 and may be adjusted. The Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

On July 12, 2021, the Notes for a principal amount of US$69 million were converted into a total of 66,990,291 Class A ordinary shares. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining amount. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million.

●	Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge Asset Management, or PacificBridge (the “PB Notes”). Among the PB Notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum (the “10% Notes”), and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum (the “11% Notes”). The 10% Notes will become due and payable 12 months after the issuance date, and the 11% Notes will become due and payable 15 months after the issuance date, unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices per Class A ordinary share of the PB Notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. The interests are payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

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

●	In October 2020, we completed private placements with GIC and Wells Fargo for subscription of a total of 84,692,839 Class A ordinary shares for an aggregate amount of US$25 million.
●	In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021 and the second closing for the issuance of 72,822,604 senior convertible preferred shares in the amount of US$50 million is subject to customary closing conditions. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million.
●	As of March 31, 2021, we had an outstanding balance of short-term borrowings of RMB79.6 million (US$12.1 million) due within 12 months, with a fixed annual interest rate of between 8.0% and 10.3%.

As of March 31, 2021, we had RMB192.6 million (US$29.4 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. We have been incurring losses from operations since our inception. We incurred net losses from continuing operations of RMB1,351.8 million, RMB1,327.7 million, RMB2,034.4 million and RMB717.0 million for the years ended December 31, 2018, 2019, three months ended March 31, 2020 and the fiscal year ended March 31, 2021. Accumulated deficit amounted to RMB15,488.8 million and RMB15,910.0 million as of March 31, 2020 and 2021, respectively.

We are entitled to an investment amount of up to US$315 million for the subscription of our senior convertible preferred shares, of which US$20 million and US$80 million was received in June and July 2021, respectively, and another US$50 million is expected to be received within the next twelve months from the first closing date, subject to customary closing conditions. Concurrently, certain convertible notes holders, including 58.com, TPG and Warburg Pincus, converted their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares in July 2021. In addition, we entered into operating payables waiver agreements with several suppliers, pursuant to which we were exempted from repayment of trade and other payables of approximately RMB120.4 million. Considering all the actions mentioned above, which have alleviated the substantial doubt of our ability to continue as a going concern, we believe that our current cash and cash equivalents, cash proceeds received from recent financing transactions and the anticipated cash flows from operations are sufficient to meet our anticipated working capital requirements for the next twelve months.

As of March 31, 2021, 2.2% of our cash and cash equivalents were denominated in Renminbi and held in China, and the remaining cash and cash equivalents, denominated in U.S. dollars or Hong Kong dollars, were held outside China. As of the same date, 0.2% of our cash and cash equivalents were held by our VIEs and their subsidiaries.

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

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Due to restrictions on the distribution of share capital from our PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of our PRC subsidiaries’ net assets was RMB794.2 million (US$121.2 million), representing 39.8% of our total consolidated net assets as of March 31, 2021. Furthermore, capital account transactions, which include loans, must be approved by and/or registered with SAFE and its local branches. We can provide funding to our PRC subsidiaries and our VIEs and the subsidiaries of the VIEs through loans as long as the loan amount does not exceed the statutory limit, which is twice the amount of the relevant entities’ respective net assets calculated in accordance with China accounting standards.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,		For the Three Months Ended March 31		For the Fiscal Year Ended March 31,
	2018	2019	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(2,281,333)	(1,194,101)	(188,061)	(411,271)	(1,122,308)	(171,299)
Net cash used in investing activities	(1,078,617)	(484,254)	(6,645)	159,898	443,016	67,618
Net cash generated from financing activities	4,274,052	73,630	(127,066)	(165,519)	130,317	19,891
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,278)	960	(11,983)	4,065	(14,741)	(2,250)
Net increase/(decrease) in cash, cash equivalents and restricted cash	904,824	(1,603,765)	(333,755)	(412,827)	(563,716)	(86,040)
Cash, cash equivalents and restricted cash at beginning of the year/(period)	1,730,001	1,812,702	1,812,702	1,185,188	797,435	121,712
Cash, cash equivalents and restricted cash at end of the year/(period)	1,812,702	1,185,188	1,256,356	797,435	233,719	35,672

Operating Activities

Net cash used in operating activities was RMB1,122.3 million (US$171.3 million) for the fiscal year ended March 31, 2021. In the fiscal year of 2021, the difference between our net cash used in operating activities and our net loss RMB421.2 million (US$64.3 million) mainly resulted from certain non-cash expenses and non-operating income, including impairment of net assets transferred of RMB420.0 million (US$64.1 million), inducement charges of RMB121.1 million (US$18.5 million), and partially offset by transaction gain from divestiture of transactions of RMB721.2 million (US$110.1 million) and guarantee income of RMB207.8 million (US$31.7 million), and changes in certain working capital accounts. Changes in the working capital accounts mainly included a decrease in consideration payment to Webank of RMB334.3 million (US$51.0 million), a decrease in payables, accruals and other current liabilities of RMB354.7 million (US$54.1 million), partially offset by decrease in loan recognized as a result of payment under the guarantee of RMB134.4 million (US$20.5 million) and increase in amounts due to related parties of RMB69.4 million (US$10.6 million). The decrease in consideration payment to Webank was mainly due to the settlement of guarantee liabilities with Webank. The decrease in payables, accruals and other current liabilities was primarily attributable to the adjustment of our overall business structure. The decrease in loan recognized as a result of payment under the guarantee was mainly due to our cease of providing loan-facilitation business and balance of loan recognized as a result of payment under the guarantee decrease as our collection of outstanding balance. The increase in amounts due to related parties was primarily attributable to the increase of unpaid advertising service fee to our related party.

Net cash used in operating activities was RMB411.3 million for the three months ended March 31, 2020. The difference between our net cash used in operating activities and our net loss RMB2,489.6 million mainly resulted from certain non-cash expenses, including provision for credit losses of RMB1,954.5 million, impairment of net assets transferred of RMB407.7 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan recognized as a result of payment under the guarantee of RMB251.2 million, and a decrease in payables, accruals and other current liabilities of RMB101.8 million, partially offset by a decrease in receivables, prepaid expenses and other current assets of RMB138.6 million and a decrease of financial lease receivables of RMB102.7 million, The increase in loan recognized as a result of payment under the guarantee was mainly due to the performance fluctuations of outstanding historically-facilitated loans which were not transferred to Golden Pacer. The decrease in payables, accruals and other current liabilities was mainly due to a decrease of accrued salaries and benefits and tax payables. The decrease in receivables, prepaid expenses and other current assets was mainly due to a decrease of deposits made to non-bank financing partners’ accounts as we are no longer working with them. As we ceased to provide Easy Loan program to car dealers, the balance of financial lease receivables decreased.

Net cash used in operating activities was RMB1,194.1 million for the year ended December 31, 2019. In 2019, the difference between our net cash used in operating activities and our net loss RMB1,990.1 million mainly resulted from certain non-cash expenses, including losses from guarantee liabilities of RMB362.6 million, provision for credit losses of RMB271.4 million, share-based compensation of RMB100.3 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loan recognized as a result of payment under the guarantee of RMB1,533.3 million and a decrease in deposit of interests from consumers and payable to financing partners of RMB470.1 million, partially offset by an increase in payables, accruals and other current liabilities of RMB679.3 million and a decrease in advance to consumers on behalf of financing partners of RMB519.8 million. The increase in loan recognized as a result of payment under the guarantee was mainly due to the fluctuation in outstanding facilitated-loan performance. The decrease in deposit of interests from consumers and payable to financing partners was mainly because we no longer collected the upfront deposit of interests from consumers and have gradually paid the remaining interests back to the financing partners. The increase in payables, accruals and other current liabilities was primarily attributable to our expansion of 2C online used car business. The decrease in advance to consumers on behalf of financing partners was primarily because we ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

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

Investing Activities

Net cash generated from investing activities was RMB443.0 million (US$67.6 million) for the fiscal year ended March 31, 2021, primarily attributable to proceeds received from our divestiture of 2B and salvage car business.

Net cash generated from investing activities was RMB159.9 million for the three months ended March 31, 2020, primarily attributable to the proceeds from the divestiture of salvage car related business.

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

Financing Activities

Net cash generated from financing activities was RMB130.3 million (US$19.9 million) for the fiscal year ended March 31, 2021, primarily attributable to proceeds from issuance of Class A ordinary shares partially offset by repayment of borrowings.

Net cash used in financing activities was RMB165.5 million for the three months ended March 31, 2020, primarily attributable to the repayment of borrowings.

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

The table below sets forth the respective revenues and assets contribution of Uxin Limited and our subsidiaries and our VIEs as of the dates and for the periods indicated:

	Net Revenues
	For the Year	For the Year	For the Year	For the Year	For the Three	For the Fiscal
	Ended	Ended	Ended	Ended	Months Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	March 31,	March 31,
	2016	2017	2018	2019	2020	2021
Uxin Limited and its wholly-owned subsidiaries	87.4%	87.5%	89.8%	95.4%	94.9%	99.1%
VIEs	12.6%	12.5%	10.2%	4.6%	5.1%	0.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Total Assets
	As of	As of	As of	As of	As of
	December 31, 2017	December 31, 2018	December 31, 2019	March 31, 2020	March 31, 2021

Uxin Limited and its wholly-owned subsidiaries	90.5%	96.1%	91.0%	90.6%	88.3%
VIEs	9.5%	3.9%	9.0%	9.4%	11.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note: The percentages exclude the inter-company transactions and balances between Uxin Limited and its subsidiaries and the VIEs.

Capital Expenditures

We made capital expenditures of RMB133.9 million, RMB46.8 million, RMB0.3 million, and RMB0.4 million (US$63 thousand) in 2018, 2019, three months ended March 31, 2020 and fiscal year ended March 31, 2021, respectively. In these periods our capital expenditures were mainly used for purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

C.           Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company —B. Business Overview—Intellectual Property.”

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2021:

	Payment due by period
		Less than 1			Greater than
	Total	year	1-3 years	3-5 years	5 years

	(in RMB thousands)
Borrowings	312,560	79,560	233,000	—	—
Convertible notes(1)	1,511,399	—	—	1,511,399	—
Interests payable(2)	344,472	2,835	58,250	283,387	—
Operating lease commitments	51,811	12,654	25,160	13,997	—
Total	2,220,242	95,049	316,410	1,808,783	—
(1)	A principal amount of US$69 million of the convertible notes have been converted into Class A ordinary shares on July 12, 2021, after which date, we are only subject to contractual obligations of RMB1,054.8 (US$161.0 million) with respect to the convertible notes.
(2)	The noteholders have waived interest payable due in 3-5 years for a total of RMB283.4 million (US$43.1 million).

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

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2021.

Item 6.          Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	39	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	47	Director
Erhai Liu	53	Director
Cheng Lu	39	Independent Director
Rong Lu	50	Independent Director
Zhuang Yang	67	Independent Director
Feng Lin	41	Chief Financial Officer
Zhitian Zhang	40	Chief Operating Officer

Mr. Kun Dai is our founder and has served as chairman of our board of directors and chief executive officer since our inception. Mr. Dai has been involved in interact and automobile industries for over ten years. Mr. Dai founded one of China’s first online used car websites, CarResume.com, in 2005. From 2007 to 2011, Mr. Dai worked at an NYSE-listed auto information provider, BitAuto, first as deputy general manager and later as vice president. Mr. Dai received a master’s degree in Commerce from Cardiff University.

Mr. Bin Li has been serving as our director since July 2021. Mr. Li is the founder of NIO Inc., a NYSE-listed company with stock code NIO and has served as chairman of the board since the inception of NIO and the chief executive officer of NIO since March 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited, (previously listed on NYSE with stock code BITA), a former NYSE-listed automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor’s degree in sociology from Peking University.

Mr. Erhai Liu has been serving as our director since July 2021. Mr. Liu is the founding and managing partner of Joy Capital. He has nearly 20 years of investment experience in high-tech and innovative companies. Previously, Mr. Liu was engaged in engineering, R&D, operation and senior management in telecommunication and Internet companies for more than 10 years. Mr. Liu was named as one of the “Global Top 100 Technology Investors” on Forbes Midas List in 2012, and from 2018 to 2020. Mr. Liu holds a master's degree in communications and information system from Xidian University, a master's degree in psychology from Peking University, a master’s degree in global finance and an MBA from Fordham University, an EMBA from Tsinghua University, and a bachelor's degree in communication engineering from Guilin University of Electronic Technology.

Mr. Cheng Lu has been serving as our director since July 2021. Mr. Lu is the President and Chief Executive Officer of TuSimple (Nasdaq: TSP), a global self-driving technology company based in San Diego, California. He has over 13 years of experience in strategy and corporate finance in the U.S. and Asia. Prior to TuSimple, Mr. Lu co-founded and was a Partner and Chief Operating Officer of KCA Capital Partners, a private equity investment firm. Prior to this, Mr. Lu worked in Beijing with HOPU Investments and CITIC Capital, and Cerberus Capital Management in New York, which focused on private equity and special situation investments. He started his career in the investment banking division of Citigroup in New York. Mr. Lu received his bachelor’s degree in Computer Science and Economics from the University of Virginia and an MBA from the Harvard Business School.

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

Dr. Zhuang Yang has been serving as our director since July 2021. Dr. Yang is currently a professor of Management at the National School of Development and the Co-Dean of the Beijing International MBA Program (BiMBA) at Peking University. He also holds a tenured professorship at the Graduate School of Business at Fordham University in New York. Dr. Yang’s main research consists of organizational behavior and global leadership, with extensive focus on China strategies for multinational companies and strategies for Chinese companies expanding globally. Dr. Yang earned his bachelor’s degree from the English Language and Literature Department of Peking University, a master’s degree in Sociology from Columbia University, an MPA in International and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a Ph.D. in Business Administration from Columbia University.

Mr. Feng Lin joined us as vice president of finance in August 2019 and has been serving as our chief financial officer since January 2021. He has over 15 years of experience overseeing finance and operations at multinational corporations across technology, financial, and real estate industries. Prior to joining our company, Mr. Lin was the vice general manager of finance at China Fortune Land Development, where he managed corporate planning and group controlling. Prior to that, he served as finance director at Lenovo, and earlier as financial controller at Microsoft. Mr. Lin had also served at HSBC, Capital One Financial Corporation, and PricewaterhouseCoopers. Mr. Lin holds a double bachelor of science degree in geophysics and economics from Peking University. He received both an MBA degree and an MPP degree from The University of Chicago.

Mr. Zhitian Zhang joined us in April 2012 and has been serving as our chief operating officer since February 2020. Prior to his appointment as the chief operating officer, Mr. Zhang served as president of our online used car transaction business, where he was responsible for operations and sales management, as well as general manager of our sales management center. Prior to joining our company, Mr. Zhang worked for Bitauto Holdings Limited (NYSE: BITA) from 2007 to 2012, first as a director and then as vice general manager of its used car business. Mr. Zhang received his bachelor’s degree in Law from the National Police University for Criminal Justice.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2021, we paid an aggregate of RMB2.3 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018 and November 2018, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. In November 2018, we increased the number of shares reserved for future awards under the plan, and renamed it 2018 Second Amended and Restated Share Incentive Plan, which we refer to as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 102,040,053 Class A ordinary shares. As of July 15, 2021, 590,340 restricted share units and 6,327,687 share options have been issued and outstanding under the Amended and Restated Plan.

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

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of July 15, 2021:

Ordinary Shares
Underlying Outstanding
	Options or Restricted	Exercise Price
	Share units	(US$/Share)	Grant Date	Expiration Date
Rong Lu	*	—	Various dates from November 19, 2018 to June 30, 2021	February 13, 2028
Feng Lin	*	0.00003333	Various dates from August 19, 2019 to June 30, 2021	August 20, 2028
Zhitian Zhang	*	0.1 to 1.03	Various dates from March 26, 2013 to March 1, 2020	March 25, 2023 and August 20, 2028
Total	*
*	Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of July 15, 2021, other grantees as a group held options to purchase 12,666,239 Class A ordinary shares of our company, with exercise prices ranging from US$0.0001 to US$1.03 per share.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the board of directors at which such contract or transaction or proposed contract or transaction is considered and voted upon. Any director who is in any way, whether directly or indirectly interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of the board. The directors may exercise all the powers of the company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Rong Lu, Cheng Lu and Zhuang Yang. Rong Lu is the chairperson of our audit committee. We have determined that each of Rong Lu, Cheng Lu and Zhuang Yang satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We have determined that Rong Lu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Zhuang Yang, Rong Lu and Cheng Lu. Zhuang Yang is the chairperson of our compensation committee. We have determined that each of Zhuang Yang, Rong Lu and Cheng Lu. Zhuang Yang satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Cheng Lu, Zhuang Yang and Rong Lu. Cheng Lu is the chairperson of our nominating and corporate governance committee. We have determined that each of Cheng Lu, Zhuang Yang and Rong Lu satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

As of March 31, 2021, we had a total of 693 employees. We had a total of 6,455 employees as of December 31, 2019 and 12,619 employees as of December 31, 2018. The significant decline in the number of employees during the past years is mainly due to the transformation of our business model and the negative impact of COVID-19.

The following tables give breakdowns of our employees as of March 31, 2021 by function:

As of March 31, 2021
Functions:
Products and technology	73
Operations	406
Car inspection and inventory related personnel	198
Sales and pre-sales customer service	89
Fulfillment and after-sales customer service	90
Other operations	29
Finance and legal	105
Human resources	25
Corporate communication and marketing	52
Others	32
Total	693

E.Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 15, 2021 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 1,476,308,005 shares outstanding as of July 15, 2021, comprising of (i) 1,144,207,728 Class A ordinary shares, excluding the 7,125,893 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 291,290,416 senior convertible preferred shares, which can be converted into 291,290,416 Class A ordinary shares on a one-for-one basis at the current applicable conversion price.

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

						% of
	Class A	Class B	Senior			Aggregate
	Ordinary	Ordinary	Convertible	Total		Voting
	Shares	Shares	Preferred Shares	Shares	%†	Power†
Directors and Executive Officers**:
Kun Dai(1)	14,764,090	40,809,861	—	55,573,951	3.8	22.9
Bin Li(2)	—	—	458,782,405	458,782,405	25.6	21.3
Erhai Liu(3)	—	—	458,782,405	458,782,405	25.6	21.3
Cheng Lu	—	—	—	—	—	—
Rong Lu	*	—	—	*	*	*
Zhuang Yang	—	—	—	—	—	—
Feng Lin	*	—	—	*	*	*
Zhitian Zhang	*	—	—	*	*	*
All Directors and Executive Officers in the aggregate	19,679,427	40,809,861	917,564,810	978,054,098	44.0	53.0
Principal Shareholders:
Xin Gao Group Limited(4)	—	40,809,861	—	40,809,861	2.8	22.1
Abundant Grace Investment Limited(2)	—	—	458,782,405	458,782,405	25.6	21.3
Astral Success Limited(3)	—	—	458,782,405	458,782,405	25.6	21.3
GIC Private Limited(5)	207,340,824	—	—	207,340,824	14.0	11.2
Redrock Holding Investments Limited(6)	123,847,794	—	—	123,847,794	8.4	6.7
Baidu (Hong Kong) Limited(7)	79,832,280	—	—	79,832,280	5.4	4.3
*	Less than 1% of our total outstanding shares.
**

Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Rong Lu and Mr. Zhuang Yang’s business address is 1-3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A ordinary shares on a one-for-one basis, as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A ordinary shares on a one-for-one basis, vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, and (ii) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Mr. Dai, among others, on May 27, 2021. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on May 17, 2021. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

To our knowledge, a total of 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai through Xin Gao Group Limited, representing 2.8% of outstanding ordinary shares and 22.1% of voting power of Uxin Limited, had been pledged to Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holdings Inc. (the “Key Investors”), in connection with the issuance of convertible notes (“the Notes”) to the Key Investors, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue UXin Holdings, Ltd., to secure certain obligations under the Investors’ Rights Agreement entered into on June 10, 2019, which was terminated by way of a termination agreement dated July 12, 2021. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”

(2)	Represents 458,782,405 senior convertible preferred shares, comprising of (i) 145,645,208 senior convertible preferred shares held by Abundant Grace Investment Limited, (ii) 72,822,604 senior convertible preferred shares that Abundant Grace Investment Limited has a right to purchase at the second closing pursuant to the share subscription agreement on June 14, 2021 among us, Abundant Grace Investment Limited and Astral Success Limited, and (iii) up to 240,314,593 senior convertible preferred shares that may be acquired upon exercise of the warrant by Abundant Grace Investment Limited pursuant to the warrant agreement entered into with us on July 12, 2021. NBNW Investment Limited and Eve One Fund II L.P. comprise the owners of the majority of the voting interest of Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. Nio Capital II LLC is the general partner of Eve One Fund II L.P., and Mr. Bin Li is one of the managers of Nio Capital II LLC. The registered office of Abundant Grace Investment Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of Nio Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The above is based on the Schedule 13D filed by Abundant Grace Investment Limited, among others, on July 22, 2021.
(3)	Represents 458,782,405 senior convertible preferred shares, comprising of (i) 145,645,208 senior convertible preferred shares held by Astral Success Limited, (ii) 72,822,604 senior convertible preferred shares that Astral Success Limited has a right to purchase at the second closing pursuant to the share subscription agreement on June 14, 2021 among us, Abundant Grace Investment Limited and Astral Success Limited, and (iii) up to 240,314,593 senior convertible preferred shares that may be acquired upon exercise of the warrant by Astral Success Limited pursuant to the warrant agreement entered into with us on July 12, 2021. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital GP, Ltd. is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P. and Joy Capital GP, Ltd. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The above is based on the Schedule 13D filed by Astral Success Limited, among others, on July 22, 2021.
(4)	Represents 40,809,861 ordinary shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. As of July 15, 2021, all Class B ordinary shares held by Xin Gao Group Limited, representing 2.8% of outstanding ordinary shares and 22.1% of voting power of Uxin Limited, had been pledged to the Key Investors in connection with the issuance of the Notes. See footnote (1) above.
(5)	Represents, to our knowledge, 207,340,824 Class A ordinary shares beneficially owned by GIC Private Limited (“GIC”) as of June 18, 2021. Based on the Schedule 13G/A filed by GIC on April 23, 2021, GIC beneficially owned 189,436,303 Class A ordinary shares. GIC is a fund manager established under Singapore law with only two clients — the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 155,811,890 securities beneficially owned by the GoS. GIC shares power to vote and dispose of 33,624,413 securities beneficially owned by it with MAS. The address of principal business office of GIC is 168 Robinson Road #37-01 Capital Tower Singapore 068912. The above is based on the Schedule 13G/A filed by GIC on April 23, 2021 and information that became available to us subsequently.
(6)	Represents 112,197,309 Class A ordinary shares directly held by Redrock Holding Investments Limited in the form of 37,399,103 ADSs and 11,650,485 Class A ordinary shares by way of conversion from the convertible notes held by Redrock Holding Investments Limited in principal amount of US$12 million at a conversion price of $1.03 per Class A ordinary share on July 12, 2021, as reported on the Schedule 13D/A filed by Redrock Holding Investments Limited, among others, on July 13, 2021. Redrock Holdings Investments Limited is incorporated in British Virgin Islands and is owned by Warburg Pincus Private Equity XI, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-B, L.P., a Delaware limited partnership, Warburg Pincus Private Equity XI-C, L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI (Asia), L.P., a Cayman Islands exempted limited partnership, Warburg Pincus XI Partners, L.P., a Delaware limited partnership, and WP XI Partners, L.P., a Delaware limited partnership. Warburg Pincus LLC, a New York limited liability company, is the manager of Warburg Pincus Private Equity XI, L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus Private Equity XI-C, L.P., Warburg Pincus XI (Asia), L.P., Warburg Pincus XI Partners, L.P., and WP XI Partners, L.P. The general partner of Warburg Pincus Private Equity XI (Asia), L.P., Warburg Pincus Private Equity XI-B, L.P., Warburg Pincus XI Partners and WP XI Partners is Warburg Pincus XI, L.P., a direct subsidiary of Warburg Pincus & CO, a New York general partnership and the general partner of Warburg Pincus XI, L.P. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., and the ultimate general partners of Warburg Pincus Private Equity XI-C, L.P. and Warburg Pincus XI (Asia), L.P. Charles R. Kaye and Joseph P. Landy disclaim beneficial ownership of all shares held by Warburg Pincus entities mentioned herein. Investment and voting decisions with respect to the shares are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the shares held by Warburg Pincus entities mentioned herein. The registered office of Redrock Holding Investments Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The above is based on the Schedule 13D/A filed by Redrock Holding Investments Limited, among others, on July 13, 2021.
(7)	Represents 79,832,280 Class A ordinary shares directly held by Baidu (Hong Kong) Limited, as reported on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019. Baidu (Hong Kong) Limited is incorporated in Hong Kong and wholly owned by Baidu, Inc., a public company listed on the Nasdaq Global Select Market. The registered office of Baidu (Hong Kong) Limited is Rooms 2201-03, 22/F, World-Wide House, 19 Des Voeux Road Central, Hong Kong. The above is based on the Schedule 13G filed by Baidu (Hong Kong) Limited, among others, on February 1, 2019.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. We have also issued senior convertible preferred shares, which are convertible into our Class A ordinary shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

As of July 15, 2021, 1,185,017,589 of our ordinary shares and 291,290,416 of our senior convertible preferred shares were issued and outstanding. To our knowledge, a total of 860,373,405 Class A ordinary shares were held by four record holders in the United States, representing approximately 58.3% of our total outstanding ordinary shares, assuming the senior convertible preferred shares are converted into Class A ordinary shares on a one-for-one basis (including the 7,125,893 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Baidu

In 2017 and 2018, Baidu (Hong Kong) Limited, or Baidu, one of our shareholders, provided advertising and user acquisition services to us at arm’s length in the amount of RMB0.8 million and RMB1.4 million, respectively. As of March 31, 2021, the remaining balance due from Baidu was nil.

Share Conversion Agreement with Fairlubo’s shareholders

On June 8, 2018, we entered into an amended and restated share conversion agreement with the Fairlubo shareholders who have the right to convert their shares in Fairlubo into the shares of our company under the Fairlubo shareholders’ agreement. Pursuant to the share conversion agreement, the Fairlubo shareholders agree that, concurrently with the completion of our initial public offering, all their shares in Fairlubo will be converted into such number of Class A ordinary shares of our company that is equal to the quotient of the value of the Fairlubo shares at the time divided by the public offering price of this offering. The Fairlubo shareholders have agreed with us that the value of the Fairlubo shares at the time shall be the higher of (i) the value of the Fairlubo shares as determined by an independent appraiser jointly approved by certain shareholders holding at least two-thirds of the issued and outstanding series B preferred shares of Fairlubo, and (ii) the total investment amount paid by the Fairlubo shareholders plus an internal return rate of 50% per annum calculated from January 21, 2016, the date of their investment, to June 1, 2018, which amounts to approximately US$39.1 million in the aggregate. Upon the completion of our initial public offering in June 2018, we issued 13,026,713 Class A ordinary shares to certain Fairlubo shareholders at the initial public offering price of US$9.00 per ADS as a result of the share conversion.

Transactions with Redrock, TPG, 58.com and other existing shareholders

Convertible Note Purchase Agreement

We entered into a convertible note purchase agreement (the “NPA”) with Redrock Holding Investment Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) (collectively, the “Purchasers”) and Mr. Kim Dai (the “Founder”) on May 29, 2019. Pursuant to the NPA, we issued convertible notes in an aggregate principal amount of US$230 million to the Purchasers through a private placement on June 10, 2019. For a detailed description of the terms of the convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.”

Investors’ Rights Agreement

In connection with the NPA, we entered into an investors’ rights agreement (the “IRA”) with Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc. (each a “Key Investor”). Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX on June 10, 2019.

Pursuant to the IRA, during the three years following the issuance of the notes pursuant to the NPA, which may be extended by another two years if all Key Investors agree to extend (the “Period”), the Company’s board of directors (the “Board”) shall consist of eight directors, among which, subject to certain limitations set forth in the Investors’ Rights Agreement, each of the Key Investors and Mr. Kun Dai shall be entitled to nominate one director, the Key Investors shall be entitled to collectively nominate two independent directors, Mr. Kim Dai shall be entitled to nominate one independent director, and the Board shall appoint the eighth director. Each party to the IRA has agreed that it or he will exercise its or his respective voting rights to (i) elect the directors nominated by each of the Key Investors and Mr. Kun Dai (each a “Director Nominating Party”) to the Board, (ii) remove such director from the Board if the Director Nominating Party so determines, and (iii) replace such director as nominated by the Director Nominating Party in the event of a vacancy. The IRA also provides for certain corporate governance arrangements during the Period.

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

On July 12, 2021, the IRA was terminated and shall have no further effect by way of a termination agreement.

Transactions with 58.com

Divestiture of 2B Business and Business Cooperation on C2B Business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” As part of the transaction, we also entered into a business cooperation agreement with 58.com pursuant to which we will provide 58.com with information related to used cars for sale by individuals from April 1, 2020 to March 31, 2021.

Other Transactions with 58.com

In 2019, three months ended March 31, 2020 and the fiscal year ended March 31, 2021, 58.com provided advertising and other services to us at arm’s length in the amount of RMB47.1 million, RMB23.5 million and RMB89.8 million, respectively.

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

Legal Proceedings

We and certain of our current and former officers and directors were named as defendants in two putative securities class actions. Both cases were purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with our initial public offering in June 2018.

The first case, In re Uxin Limited Securities Litigation, Index No. 650427/2019 (Sup. Ct. N.Y. Cty.), consolidated six complaints filed in the Supreme Court of the State of New York in January 2019. A Consolidated Amended Complaint was filed in August 5, 2019, and on March 9, 2020, the Court granted in part and denied in part our motion to dismiss. The second case, Machniewicz v. Uxin Limited et al, Case No. 1:19-cv-00822 (E.D.N.Y.), was filed in the United States District Court for the Eastern District of New York on February 11, 2019. On April 23, 2021, we settled the two cases for a total sum of US$9.5 million approved by court, out of which US$6.5 million were covered by our insurance policy and we made a contribution for US$3.0 million. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We were named as a defendant in two putative shareholder class action lawsuits in the past that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We are also subject to ongoing unfair competition, trademark, contractual disputes and other proceedings in the PRC, and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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

B.Significant Changes

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

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

Memorandum and Articles of Association and Ordinary Shares

The following are summaries of material provisions of our current memorandum and articles of association, insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act, as amended from time to time, or any other law of the Cayman Islands.

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

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person or entity that is not an Affiliate (as defined in our memorandum and articles of association) of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not an Affiliate of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares.

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

Voting Rights

Our Class A ordinary shares and Class B ordinary shares and our senior convertible preferred shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association or the Certificate of Designation. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, and each senior convertible preferred share is entitled to that number of votes equal to the largest number of whole Class A Ordinary Shares into which each such senior convertible preferred share could be converted. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder who holds not less than 10% of the votes attaching to the total shares which are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of our shares may, among other things, divide or combine all or any of our company’s share capital by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a resolution passed by a majority of our board of directors. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Holders of our senior convertible preferred shares shall be included for the purposes of determining whether the quorum requirement is satisfied.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than a majority of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board is obliged to call an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required; and
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.
●	a fee of such maximum sum as the Nasdaq Stock Market LLC may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation

On a return of capital or the winding up of our company, and subject to the rights of the senior convertible preferred shares as set out in the Certificate of Designation, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (subject to any rights or restrictions for the time being attached to any class or series), may only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of our shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares

Our memorandum and articles of association authorize our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorize our board of directors to authorize the division of our shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be), and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes may be fixed and determined by our board of directors. Our directors may issue shares with such preferred or other rights, all or any of which may be greater than the rights of our ordinary shares, at such time and on such terms as they may think appropriate. Our directors may issue from time to time one or more series of preferred shares in their absolute discretion and without approval of our shareholders, and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Issuance of preferred shares may dilute the voting power of holders of Class A ordinary shares.

Inspection of Books and Records

Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Register of Members

Under Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a member; and
●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The shareholders recorded in our register of members are deemed to have legal title to the shares set against their name in the register of members.

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

Certificate of Designation and Preferred Shares

We have issued senior convertible preferred shares on July 12 2021, which have the rights, preferences, privileges and restrictions set out in the Certificate of Designation dated July 12, 2021 and approved by a resolution of our board of directors (the “Certificate of Designation”). On the same day, we also issued warrants to purchase senior convertible preferred shares.

The following summarizes the key rights, preferences, privileges and restrictions on our senior convertible preferred shares:

Dividend

Each senior convertible preferred share has a par value of US$0.0001 per share and a stated value equal to US$0.3433 per share. If we declare any dividend, the holders of senior convertible preferred shares shall be entitled to receive, on parity with each other holders and in preference to ordinary shares and/or other junior securities, dividends at the rate of 8% per annum of the stated value.

Voting Rights

Each holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred share could be converted.

Liquidation

Upon any liquidation, dissolution or winding-up of our company, each holder of senior convertible preferred share, pari passu with other holders and in preference to the holders of junior securities, shall be entitled to receive an amount equal to 150% of the stated value per senior convertible preferred share held by ordinary shares and/or such holder, plus any accrued and unpaid dividends.

Conversion

Each senior convertible preferred share shall be convertible, at any time at the option of the holder at its sole discretion, into that number of Class A ordinary shares or ADSs determined by dividing the stated value of such senior convertible preferred share by the conversion price, which shall initially be the stated value and is subject to adjustment from time to time.

Redemption Right

Upon the occurrence of certain events, our company shall redeem all or part of the senior convertible preferred shares upon written notice of each holder of senior convertible preferred shares. The redemption price shall equal to the sum of (i) the aggregate amount of the stated value, as adjusted, plus (ii) an amount accruing at a compound annual rate of 8% of such stated value for a period commencing from the original issue date and ending on the redemption closing date, plus (iii) any accrued but unpaid dividends.

C.	Material Contracts

Other than in the ordinary course of business and other than those described in this item, “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

Certain Agreements with GIC

In October 2020, we entered into a series of agreements with GIC Private Limited in connection with a private placement. Set forth below is a summary of certain of the agreements.

Share Subscription Agreement. On October 5, 2020, we entered into a share subscription agreement with GIC, pursuant to which GIC subscribed for 50,813,008 of our newly issued Class A ordinary shares for an amount of US$15 million. GIC also agreed, for a period of 180 days commencing from the closing date, not to transfer, sell or dispose of any of the newly subscribed shares except to its affiliates.

Registration Rights Agreement. On October 8, 2020, we entered into a registration rights agreement with GIC, pursuant to which, on or no later than three business days after (i) the date of the filing of the annual report on Form 20-F for the fiscal year ended March 31, 2021 and (ii) July 31, 2021, we shall prepare and file with the SEC a registration statement on Form F-3 for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act. GIC also has piggyback registration rights.

Share Subscription Agreement with Wells Fargo

On October 5, 2020, we entered into a share subscription agreement with Wells Capital Management, Inc., pursuant to which Wells Fargo subscribed for 33,879,831 of our newly issued Class A ordinary shares for an amount of US$10 million. Wells Fargo also agreed, for a period of 180 days commencing from the closing date, not to transfer, sell or dispose of any of the newly subscribed shares with limited exceptions.

Certain Agreements with NIO Capital and Joy Capital

In June 2021, we entered into a series of agreements with Abundance Grace Investment Limited, an affiliate of NIO Capital, and Astral Success Limited, an affiliate of Joy Capital, in connection with a new round of financing. Set forth below is a summary of certain of the agreements.

Share Subscription Agreement. On June 14, 2021, we entered into a share subscription agreement with NIO Capital and Joy Capital. Pursuant to the share subscription agreement, NIO Capital and Joy Capital agreed to subscribe for 436,935,624 of our newly issued senior convertible preferred shares for an aggregate amount of US$150 million. On July 12, 2021, the first closing was completed for an aggregate amount of US$100 million for the issuance of 291,290,416 senior convertible preferred shares. The completion of the second closing for an aggregate amount of US$50 million for the issuance of 145,645,208 senior convertible preferred shares is subject to customary closing conditions. Each of NIO Capital and Joy Capital also agreed, for a period of 180 days commencing from July 12, 2021, not to transfer, sell or dispose of any of the newly subscribed shares with limited exceptions.

Investors' Rights Agreement. On July 12, 2021, we entered into an investors' rights agreement with NIO Capital and Joy Capital. Pursuant to the investors' rights agreement, NIO Capital and Joy Capital enjoy pre-emptive rights. In addition, they agreed to certain lock-up, co-sale, rights of first refusal and other transfer restrictions provided in the investors' rights agreement. During the lock-up period, upon the occurrence of certain events, the 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai will be automatically converted into an equal number of Class A ordinary shares.

Voting Agreement. On July 12, 2021, we entered into a voting agreement with NIO Capital and Joy Capital. Pursuant to the voting agreement, each of NIO Capital and Joy Capital is entitled to nominate one director of our company under certain conditions. In addition, NIO Capital and Joy Capital are entitled to jointly nominate two independent directors of our company under certain conditions. The certain major shareholders (as defined therein) are entitled to jointly nominate one director of our company under certain conditions. Mr. Kun Dai is entitled to nominate one director and one independent director under certain conditions.

Registration Rights Agreement. On July 12, 2021, we entered into a registration rights agreement with NIO Capital and Joy Capital. Pursuant to the registration rights agreement, on or no later than three business days after (i) the date of the filing of the annual report on Form 20-F for the fiscal year ended March 31, 2021 and (ii) July 31, 2021, we shall prepare and file with the SEC a registration statement on Form F-3 for an offering of registrable securities to be made on a continuous basis pursuant to Rule 415 under the Securities Act. NIO Capital and Joy Capital also have piggyback registration rights.

Warrant. On July 12, 2021, we also issued warrants to each of NIO Capital and Joy Capital. Pursuant to the warrants, each of NIO Capital and Joy Capital has the right to purchase up to 240,314,593 senior convertible preferred shares with an exercise price of US$0.3433, exercisable, at the option of the holder, at any time and from time to time on or prior to 5 p.m. (New York City time) of January 12, 2023.

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

Provided that our Cayman Islands holding company, Uxin Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or the ADSs. SAT Public Notice 7 further clarifies that, if a non-resident enterprise derives income by acquiring and selling shares in an offshore listed enterprise in the public market, such income will not be subject to PRC tax. In addition, SAT Public Notice 37 provided certain key changes to the previous withholding regime, such as (i) the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends, (ii) non-resident enterprises are not obligated to report tax to relevant authorities if their withholding agents fail to perform the withholding obligation is removed. However, there is uncertainty as to the application of SAT Public Notice 37 and SAT Public Notice 7, we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 37 and SAT Public Notice 7 and we may be required to expend valuable resources to comply with SAT Public Notice 37 and SAT Public Notice 7 or to establish that we should not be taxed under SAT Public Notice 37 and SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, Medicare tax on certain net investment or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying Class A ordinary shares represented by the ADSs, and therefore deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The remainder of this discussion assumes that a U.S. Holder of the ADSs or Class A ordinary shares will be treated in this manner.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activity is taken into account as a non-passive asset.

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe that we were a PFIC for our taxable year ended March 31, 2021 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. Holder should consult its tax advisors regarding the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.

The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “—Passive Foreign Investment Company Rules.”

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

A non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, (3) certain holding period requirements are met, and (4) such non-corporate U.S. Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. For this purpose, ADSs listed on the Nasdaq Global Select Market will generally be considered to be readily tradable on an established securities market in the United States. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect regardless of whether we remain a PFIC on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We expect that our ADSs will continue to be listed on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the mark-to-market election would be available to a U.S. Holder of our ADSs if were we to become a PFIC, but no assurances are given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual report containing such information as the United States Treasury Department may require. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

As of March 31, 2021, we had RMB-denominated cash and cash equivalents and restricted cash RMB45.3 million, and U.S. dollar-denominated cash balances of US$28.7 million. Assuming we had converted RMB45.3 million into U.S. dollars at the exchange rate of RMB6.5518 for US$1.00 as of March 31, 2021, our U.S. dollar cash balance would have been US$6.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$6.3 million instead. Assuming we had converted US$28.7 million into RMB at the exchange rate of RMB6.5518 for US$1.00 as of March 31, 2021, our RMB cash balance would have been RMB188.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB207.3 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In fiscal year of 2021, we received approximately US$1.4 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of March 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2021, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2021. This assessment identified two material weaknesses in our internal control over financial reporting, as follows:

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

Item 16B.          Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at http://irxin.com.

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	In the Year of 2019	In the Fiscal Year ended March 31, 2021
Audit fees(1)	US$1,146,756	US$818,096
All other fees(2)	US$38,703	—
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and the fiscal year of 2021, the audit refers to financial audit.
(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Item 16E.            Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.             Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.             Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year; (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan; (iii) shareholder approval is not required for 20% share issuance at a price that is less than the minimum price as required in Nasdaq Rule 5635(d); and (iv) we are not required to maintain a majority independent board as required in Nasdaq Rule 5605(b)(1). We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). We also followed home country practice in the transaction with Nio Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements and when adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018, in each case without seeking shareholder approval. In addition, we rely on home country practice so that our board of directors does not consist of a majority of independent directors.

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

1.2*	Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 12, 2021

1.3*	Form of Warrant to Purchase Senior Convertible Preferred Shares of the Registrant dated July 12, 2021

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

4.7

English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8

English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10

English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11

English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12

English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13

English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kw Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14

English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16

English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.17

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.18

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018) Exhibit

Exhibit Number	Description of Document

4.19

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.20

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.21

English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22

Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.23

Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc.. Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.24†

Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.25†

Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.26†

Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.27†

Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.28†

Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.29†

Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

Exhibit Number	Description of Document

4.30†

Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†

Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Col, Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†

Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.33†

Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†

Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35

English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020 (incorporated by reference to Exhibit 4.40 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.36

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.41 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.37

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.42 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24,  2020)

4.38*	Share Subscription Agreement by and between the Registrant and GIC Private Limited dated October 5, 2020

4.39*	Registration Rights Agreement by and between the Registrant and GIC Private Limited dated October 8, 2020

4.40*

Share Subscription Agreement by and between the Registrant and Wells Capital Management, Inc. on behalf of Wells Fargo Emerging Markets Equity Fund, Emerging Markets Equity Fund, a series of 525 Market Street Fund, LLC and Emerging Markets Equity CIT dated October 5, 2020

4.41*	Share Subscription Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated June 14, 2021

4.42*	Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021

4.43*

Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holding Inc. dated July 12, 2021

4.44*	Registration Rights Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021

Exhibit Number	Description of Document

4.45*

Supplemental Agreement in connection with the Convertible Note Purchase Agreement and Convertible Promissory Notes by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited, ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited dated June 17, 2021

4.46*

Termination Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated July 12, 2021

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Beijing Docvit Law Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document 140

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*    Filed herewith

**  Furnished herewith

†    Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Uxin Limited

By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chairman and Chief Executive Officer

Date:      July 30, 2021

UXIN LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 31, 2020 and 2021	F-3-F-4
Consolidated Statements of Comprehensive Loss for years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021	F-5
Consolidated Statements of Changes in Shareholders’ Equity/(Deficit) for years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021	F-6
Consolidated Statements of Cash Flows for years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021	F-7-F-8
Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity/(deficit) and cash flows for the fiscal year ended March 31, 2021, for the three months ended March 31, 2020, and for the years ended December 31, 2019 and 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the fiscal year ended March 31, 2021, for the three months ended March 31, 2020, and for the years ended December 31, 2019 and 2018 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial assets and guarantee liabilities on January 1, 2020.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 30, 2021

We have served as the Company's auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		March 31,	March 31,
	Notes	2020	2021
		RMB	RMB	US$
				(Note 2.7)
ASSETS
Current assets:
Cash and cash equivalents		342,504	192,605	29,397
Restricted cash		454,931	41,114	6,275
Accounts receivables, net		6,397	2,446	375
Amounts due from related parties, net		28,070	129,383	19,748
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB2,190,575 and RMB1,182,609 as of March 31, 2020 and 2021, respectively	5	404,174	179,947	27,465
Advance to sellers, net		132,526	—	—
Other receivables, net of provision for credit losses of RMB51,666 and RMB20,980 as of March 31, 2020 and 2021, respectively		287,753	110,025	16,793
Inventory, net		10,314	69,587	10,621
Prepaid expenses and other current assets		137,148	107,836	16,459
Financial lease receivables, net of provision for credit losses of RMB27,250 and RMB27,021 as of March 31, 2020 and 2021, respectively		15,048	—	—
Net assets transferred		420,000	—	—
Total current assets		2,238,865	832,943	127,133
Non-current assets:
Property, equipment and software, net		87,558	29,306	4,473
Intangible assets, net		139	27	4
Goodwill, net		9,541	—	-
Long-term investments		276,762	288,428	44,023
Other non-current assets		—	36,000	5,495
Right-of-use assets, net		34,466	46,829	7,148
Total non-current assets		408,466	400,590	61,143
Total assets		2,647,331	1,233,533	188,276
LIABILITIES AND EQUITY

Current liabilities (including amounts of the consolidated VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB74,022 and RMB65,476 as of March 31, 2020 and 2021, respectively)

Short-term borrowings and current portion of long-term borrowings		119,069	79,560	12,143
Accounts payable		132,357	101,205	15,447
Guarantee liabilities		910,949	2,441	373
Deposit of interests from consumers and payable to financing partners, current		25,968	—	—
Advance from buyers collected on behalf of sellers		110,493	—	—
Other payables and other current liabilities		1,175,914	788,303	120,319
Deferred revenue		50,348	23,296	3,556
Convertible notes, current		375,449	—	—
Amounts due to related parties		—	69,434	10,598
Operating lease liabilities, current		32,842	11,657	1,779
Consideration payment to Webank, current		—	71,309	10,884
Liabilities held for sale		143,009	—	—
Total current liabilities		3,076,398	1,147,205	175,099

Non-current liabilities
Long-term borrowings		234,585	233,000	35,563
Convertible notes, non-current		1,679,130	1,614,040	246,351
Operating lease liabilities, non-current		1,865	34,365	5,245
Consideration payment to Webank, non-current		—	200,778	30,645
Total non-current liabilities		1,915,580	2,082,183	317,804
Total liabilities		4,991,978	3,229,388	492,903

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		March 31,	March 31,
	Notes	2020	2021
		RMB	RMB	US$
				(Note 2.7)
Contingencies	27

Shareholders’ deficit
Ordinary shares (US$0.0001 per value, 10,000,000,000 shares authorized as of March 31, 2020 and 2021, respectively; 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2020; 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2021)		581	733	112
Additional paid-in capital		13,036,989	13,695,877	2,090,399
Accumulated other comprehensive income		106,764	217,747	33,235
Accumulated deficit		(15,488,827)	(15,910,049)	(2,428,348)

Total UXIN LIMITED shareholders’ deficit		(2,344,493)	(1,995,692)	(304,602)
Non-controlling interests		(154)	(163)	(25)
Total shareholders’ deficit		(2,344,647)	(1,995,855)	(304,627)

Total liabilities and shareholders’ deficit		2,647,331	1,233,533	188,276

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019, THE THREE MONTHS ENDED MARCH 31, 2020, AND

THE FISCAL YEAR ENDED MARCH 31, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

			For the three
	For the year ended		months ended	For the fiscal year
	December 31,		March 31,	ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)
Revenues:
Retail vehicle sales	—	—	—	463,547	70,751
Wholesale vehicle sales	—	—	—	51,249	7,822
Commission revenue	203,158	711,362	48,038	41,939	6,401
Value-added service revenue	166,482	636,046	40,456	35,248	5,380
Others (including RMB10,869 from related party during the fiscal year ended March 31, 2021)	289,450	240,623	15,367	65,425	9,986
Total Revenues	659,090	1,588,031	103,861	657,408	100,340

Cost of revenues	(418,852)	(689,292)	(110,714)	(673,711)	(102,828)
Gross profit	240,238	898,739	(6,853)	(16,303)	(2,488)

Operating expenses:
Sales and marketing	(1,488,699)	(1,184,997)	(189,503)	(339,013)	(51,743)
Research and development	(124,513)	(140,006)	(31,176)	(74,137)	(11,316)
General and administrative	(1,070,419)	(402,040)	(74,926)	(277,925)	(42,420)
Losses from guarantee liabilities	(4,414)	(194,385)	—	—	—
Provision for credit losses, net	(40,626)	(271,372)	(1,939,570)	(91,593)	(13,980)
Total operating expenses	(2,728,671)	(2,192,800)	(2,235,175)	(782,668)	(119,459)

Other operating income	—	1,925	56,043	246,346	37,600

Loss from continuing operations	(2,488,433)	(1,292,136)	(2,185,985)	(552,625)	(84,347)

Interest income	24,554	14,958	3,081	45,140	6,890
Interest expenses	(63,880)	(112,587)	(29,029)	(95,953)	(14,645)
Other income	23,721	71,142	2,420	15,672	2,392
Other expenses	(25,568)	(36,569)	(10,118)	(7,890)	(1,204)
Foreign exchange (loss)/ gains	(8,232)	4,247	(388)	(15,887)	(2,425)
Fair value change of derivative liabilities	1,185,090	—	—	—	—
Gain from disposal of investments, net	—	28,257	—	—	—
Impairment of long-term investment	—	(37,775)	—	—	—
Gain from disposal of subsidiaries	—	—	179,020	—	—
Inducement charge	—	—	—	(121,056)	(18,477)
Loss from continuing operations before income tax expense	(1,352,748)	(1,360,463)	(2,040,999)	(732,599)	(111,816)
Income tax (expense)/ benefit	(1,644)	2,554	(326)	(33)	(5)
Equity in income of affiliates	2,631	30,231	6,940	15,657	2,390
Net loss from continuing operations, net of tax	(1,351,761)	(1,327,678)	(2,034,385)	(716,975)	(109,431)

Less: net loss attributable to non-controlling interests shareholders	(15,771)	(1,452)	(5,383)	(9)	(1)
Net loss from continuing operations, attributable to UXIN LIMITED	(1,335,990)	(1,326,226)	(2,029,002)	(716,966)	(109,430)

Accretion on redeemable preferred shares	(318,951)	—	—	—	—
Deemed dividend to preferred shareholders	(544,773)	—	—	—	—
Net loss from continuing operations, attributable to ordinary shares	(2,199,714)	(1,326,226)	(2,029,002)	(716,966)	(109,430)

Discontinued operations
Net (loss)/income from discontinued operations before income tax	(173,583)	(659,458)	(455,177)	295,744	45,139
Income tax expense	(12,941)	(2,992)	—	—	—
Net (loss)/income from discontinued operations	(186,524)	(662,450)	(455,177)	295,744	45,139
Net (loss)/income from discontinued operations attributable to UXIN LIMITED	(186,524)	(662,450)	(455,177)	295,744	45,139
Net loss	(1,538,285)	(1,990,128)	(2,489,562)	(421,231)	(64,292)
Less: net loss attributable to non-controlling interests shareholders	(15,771)	(1,452)	(5,383)	(9)	(1)
Net loss attributable to UXIN LIMITED	(1,522,514)	(1,988,676)	(2,484,179)	(421,222)	(64,291)

Accretion on redeemable preferred shares	(318,951)	—	—	—	—
Deemed dividend to preferred shareholders	(544,773)	—	—	—	—
Net loss attributable to ordinary shareholders	(2,386,238)	(1,988,676)	(2,484,179)	(421,222)	(64,291)
Net loss	(1,538,285)	(1,990,128)	(2,489,562)	(421,231)	(64,292)
Other comprehensive income/ (loss)
Foreign currency translation, net of tax nil	4,818	(17,976)	40,028	110,983	16,939
Total comprehensive loss	(1,533,467)	(2,008,104)	(2,449,534)	(310,248)	(47,353)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(22,359)	(1,558)	(3,927)	(9)	(1)
Total comprehensive loss attributable to UXIN LIMITED	(1,511,108)	(2,006,546)	(2,445,607)	(310,239)	(47,352)
Net loss from continuing operations, attributable to ordinary shareholders	(2,199,714)	(1,326,226)	(2,029,002)	(716,966)	(109,430)
Net (loss)/ income from discontinued operations, attributable to ordinary shareholders	(186,524)	(662,450)	(455,177)	295,744	45,139
Net loss attributable to ordinary shareholders	(2,386,238)	(1,988,676)	(2,484,179)	(421,222)	(64,291)
Weighted average shares outstanding - basic	477,848,763	886,613,598	888,460,868	1,100,650,208	1,100,650,208
Weighted average shares outstanding - diluted	477,848,763	886,613,598	888,460,868	1,330,913,033	1,330,913,033

Net (loss)/ income per share for ordinary shareholders, basic
Continuing operations	(4.60)	(1.50)	(2.28)	(0.65)	(0.10)
Discontinued operations	(0.39)	(0.75)	(0.51)	0.27	0.04

Net (loss)/ income per share for ordinary shareholders, diluted
Continuing operations	(4.60)	(1.50)	(2.28)	(0.65)	(0.10)
Discontinued operations	(0.39)	(0.75)	(0.51)	0.22	0.03

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019, THE THREE MONTHS ENDED MARCH 31, 2020, AND

THE FISCAL YEAR ENDED MARCH 31, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share					Total UXIN
	(US $0.0001 par value)			Accumulated other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity/(deficit)	interest	equity/(deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	49,318,860	30	—	76,607	(8,207,801)	(8,131,164)	(50,461)	(8,181,625)
Foreign currency translation adjustments	—	—	—	11,407	—	11,407	(6,589)	4,818
Net loss	—	—	—	—	(1,522,514)	(1,522,514)	(15,771)	(1,538,285)
Share-based compensation	—	—	151,274	—	—	151,274	—	151,274
Issuance of restricted shares to Mr. Kun Dai	17,742,890	11	620,435	—	—	620,446	—	620,446
Issuance of ordinary shares due to exercise of the share options	8,479,505	5	286,676	—	—	286,681	—	286,681
Conversion of redeemable preferred shares	743,343,820	486	11,012,694	—	—	11,013,180	—	11,013,180
Deemed dividend to preferred shareholders	—	—	—	—	(544,773)	(544,773)	—	(544,773)
Accretion on preferred shares to redemption value	—	—	(38,582)	—	(280,369)	(318,951)	—	(318,951)
Issuance of ordinary shares upon Initial Public Offering	75,000,000	50	1,342,831	—	—	1,342,881	—	1,342,881
Repurchase of the surrender shares	(26,251,889)	(16)	(573,600)	—	(125,064)	(698,680)	—	(698,680)
Fairlubo Auction Company Limited share swap	13,026,713	9	161,294	(1,953)	—	159,350	74,561	233,911
Transaction with non-controlling interests	—	—	(182)	—	—	(182)	(4,819)	(5,001)
40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power granted to Mr. Kun Dai	—	—	5,146	—	32	5,178	589	5,767
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Foreign currency translation adjustments	—	—	—	(17,869)	—	(17,869)	(106)	(17,975)
Net loss	—	—	—	—	(1,988,676)	(1,988,676)	(1,452)	(1,990,128)
Issuance of ordinary shares due to exercise of the share options	6,957,492	6	1,279	—	—	1,285	—	1,285
Share-based compensation	—	—	100,295	—	—	100,295	—	100,295
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120
Cumulative effect of adoption of new accounting standard (Note 2.32)	—	—	—	—	(319,036)	(319,036)	—	(319,036)
Balance as of January 1, 2020	887,617,391	581	13,069,560	68,192	(12,988,201)	150,132	(4,048)	146,084
Foreign currency translation adjustments	—	—	—	38,572	—	38,572	1,456	40,028
Net loss	—	—	—	—	(2,484,179)	(2,484,179)	(5,383)	(2,489,562)
Issuance of ordinary shares due to exercise of the share options	50,066	*	—	—	—	—	—	—
Share-based compensation	—	—	(32,571)	—	—	(32,571)	—	(32,571)
Repurchase of ordinary shares from Fairlubo’s minority interest	—	—	—	—	(16,447)	(16,447)	7,821	(8,626)
Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)
Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)
Foreign currency translation adjustments	—	—	—	110,983	—	110,983	—	110,983
Net loss	—	—	—	—	(421,222)	(421,222)	(9)	(421,231)
Issuance of ordinary shares due to exercise of the share options	3,791,290	2	1,909	—	—	1,911	—	1,911
Issuance of Class A ordinary shares (Note 22)	84,692,839	57	169,442	—	—	169,499	—	169,499
Share-based compensation	—	—	(19,122)	—	—	(19,122)	—	(19,122)
Conversion of convertible notes (Note 17)	136,279,973	93	506,659	—	—	506,752	—	506,752
Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)

*Less than 1.

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019, THE THREE MONTHS ENDED MARCH 31, 2020, AND

THE FISCAL YEAR ENDED MARCH 31, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

			For the three
	For the year ended		months ended	For the fiscal year
	December 31,		March 31,	ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)
Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(1,538,285)	(1,990,128)	(2,489,562)	(421,231)	(64,292)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	1,052,032	100,295	(32,571)	(19,122)	(2,919)
Depreciation and amortization of property, equipment and software	88,803	88,939	21,339	46,391	7,081
Amortization of intangible assets	5,619	6,892	87	111	17
Amortization of right-of-use assets	—	75,924	1,252	10,950	1,671
Loss from disposal of property, equipment and software	290	2,710	1,210	6,568	1,002
Equity in income of affiliates	(2,631)	(30,231)	(6,940)	(15,657)	(2,390)
Provision of inventory	—	—	—	16,279	2,485
Losses from guarantee liabilities	1,931	362,597	—	—	—
Accrual of allowance for doubtful accounts	19,703	1,411	—	—	—
Deferred income tax liabilities	(1,107)	(1,678)	—	—	—
Impairment of long-term investment	—	37,775	—	—	—
Gains from disposal of long-term investment, net	—	(28,257)	—	—	—
Gain from disposal of subsidiaries	—	—	(179,020)	—	—
Provision for credit losses	40,626	271,372	1,954,516	91,593	13,980
Fair value change of derivative liabilities	(1,185,090)	—	—	—	—
Goodwill impairment	3,670	—	—	9,541	1,456
Impairment of net assets transferred	—	—	407,710	420,000	64,105
Guarantee income	—	—	(44,471)	(207,825)	(31,720)
Transaction gain from divestiture transactions, net	—	—	—	(721,211)	(110,078)
Discounting impact of consideration payment to Webank	—	—	—	(30,898)	(4,716)
Inducement charge of convertible notes	—	—	—	121,056	18,477
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	(595,277)	315,726	138,588	48,250	7,362
Amounts due from related parties	—	(51,590)	23,520	36,664	5,596
Amounts due to related parties	—	—	—	69,434	10,598
Advance to consumers on behalf of financing partners	305,509	519,773	2,135	—	—
Loan recognized as a result of payment under the guarantee	(409,093)	(1,533,259)	(251,163)	134,380	20,510
Advance to sellers	(446,427)	347,402	58,185	83,537	12,750
Financial lease receivables	141,517	156,301	102,680	8,510	1,299
Inventory	58,561	5,588	3,478	(75,552)	(11,531)
Payables, accruals and other current liabilities	654,281	679,335	(101,829)	(354,669)	(54,133)
Deposit of interests from consumers and payable to financing partners	(563,527)	(470,105)	(16,496)	(18,032)	(2,752)
Deferred revenue	87,562	(60,893)	(3,919)	(27,052)	(4,129)
Consideration payment to Webank	—	—	—	(334,323)	(51,028)
Net cash used in operating activities	(2,281,333)	(1,194,101)	(411,271)	(1,122,308)	(171,299)
Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	7,735	43,611	451	13,357	2,039
Purchase of property, equipment and software	(133,907)	(46,820)	(307)	(413)	(63)
Cash paid for long-term investments	(189,450)	—	—	—	—
Cash paid for acquisition, net of cash acquired	(66,339)	—	—	—	—
Proceeds from disposal of long-term investments	—	96,838	2,741	—	—
(Increase)/decrease in short-term investments	(595,078)	597,984	—	—	—
Loan extended to a related party	(101,578)	—	—	—	—
Cash deposits transferred to Golden Pacer (Note 3)	—	(1,175,867)	—	—	—
Proceeds from disposal of subsidiaries, net of cash disposed (Note 4)	—	—	157,013	130,000	19,842
Proceeds from disposal of 2B business	—	—	—	300,072	45,800
Net cash (used in)/ generated from investing activities	(1,078,617)	(484,254)	159,898	443,016	67,618

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2019,
THE THREE MONTHS ENDED MARCH 31, 2020, AND THE FISCAL YEAR ENDED MARCH 31, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

			For the three
	For the year ended		months ended	For the fiscal year
	December 31,		March 31,	ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)
Cash flows from financing activities:
Proceeds/ (repayment) of borrowings	25,634	(602,485)	(159,148)	(41,094)	(6,272)
Net proceeds from issuance of convertible notes	—	1,853,381	—	—	—
Net proceeds from issuance of convertible redeemable preferred shares	1,674,408	—	—	—	—
Repayment of convertible notes	—	(1,190,182)	—	—	—
Net proceeds from initial public offering and issuance of convertible notes	2,574,010	—	—	—	—
Proceeds from exercise of options	—	12,916	629	1,912	292
Proceeds from issuance of Class A ordinary shares	—	—	—	169,499	25,871
Repurchase of ordinary shares from Fairlubo’s minority interest	—	—	(7,000)	—	—
Net cash generated from/ (used in) financing activities	4,274,052	73,630	(165,519)	130,317	19,891
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9,278)	960	4,065	(14,741)	(2,250)
Net increase/(decrease) in cash, cash equivalents and restricted cash	904,824	(1,603,765)	(412,827)	(563,716)	(86,040)
Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the period	179,202	1,001,325	25,074	—	—
Cash, cash equivalents and restricted cash at beginning of the period	1,730,001	1,812,702	1,185,188	797,435	121,712
Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the period	1,001,325	25,074	—	—	—
Cash, cash equivalents and restricted cash at end of the period	1,812,702	1,185,188	797,435	233,719	35,672
Supplemental disclosure of cash flow information
—Cash paid for income tax	4,575	7,754	1,115	22	3
—Cash paid for interest	32,113	77,924	—	19,717	3,009

Supplemental schedule of non-cash investing and financing activities
—Accretion on redeemable preferred shares	318,951	—	—	—	—
—Deemed dividend to preferred shareholders	544,773	—	—	—	—
—Repurchase of the surrender shares	746,253	—	—	—	—
—Unreceived disposal consideration	—	—	130,000	129,307	19,736
—Unpaid repurchase consideration to monitory interest	—	—	8,319	—	—

			For the three
	For the year ended		months ended	For the fiscal year
	December 31,		March 31,	ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

Cash and cash equivalents	800,997	478,200	342,504	192,605	29,397
Restricted cash	1,011,705	706,988	454,931	41,114	6,275
Cash, cash equivalents and restricted cash reclassified as held for sale assets	1,001,325	25,074	—	—	—
Total cash, cash equivalents and restricted cash	2,814,027	1,210,262	797,435	233,719	35,672

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

The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”). In order to devote all resources towards developing and scaling up its online used car business and to relieve its future growth from additional guarantee obligations or credit risks, the Group made a series of strategic divestiture transactions (the “Divestiture Transactions”) that occurred during 2019 and subsequent period in 2020. Since September 2020, the Group has shifted to “inventory-owing” model where the Group builds-up and sells its own inventory of used vehicles. Prior to these Divestiture Transactions disclosed in below paragraphs, the Group was primarily engaged in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C).

Divestiture Transactions

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The cash consideration was further modified and revised to RMB295 million due to working capital adjustment. The transaction contemplated under the definitive agreements was closed in January 2020. Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated related subsidiaries, mainly including Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., Beijing Fengshun Lubao Automotive Auction Co., Ltd., Zhejiang Dongwang Internet Technology Co., Ltd. and their wholly-owned subsidiaries (“Salvage Car Related Subsidiaries”), from the Company’s consolidated financial statements.

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

After the Divestiture Transactions, the Group will primarily operate its cross-regional online used car transaction business (2C).

As of March 31, 2021, the Company’s principal subsidiaries and consolidated VIEs are as follows:

		Date of	Percentage of
	Place of	incorporation or	direct or	Principal
Subsidiaries	incorporation	acquisition	indirect	activities
Youxinpai (Beijing) Information Technology Co., Ltd.	Beijing	June 15, 2012	100%	Used car auction
Youhan (Shanghai) Information Technology Co., Ltd.	Shanghai	December 25, 2015	100%	Used car auction
Kai Feng Finance Lease (Hangzhou) Co., Ltd.	Hangzhou	March 25, 2013	100%	Loan facilitation
Yougu (Shanghai) Information Technology Co., Ltd.	Shanghai	March 13, 2015	100%	Online used car transaction service
Youxin (Shaanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Online used car transaction service
Youxin (Ningbo) Information Technology Co., Ltd.	Ningbo	July 15, 2020	100%	Vehicle sales

		Date of	Percentage
	Place of	incorporation or	of direct	Principal
VIEs	incorporation	acquisition	or indirect	activities
Youxin Internet (Beijing) Information Technology Co., Ltd.	Beijing	August 11, 2011	99.99%	Auction platform
Youxin Yishouche (Beijing) Information Technology Co., Ltd.	Beijing	March 12, 2015	99.99%	Transaction service

Liquidity

The Company incurred net losses from continuing operations of RMB1,351.8 million, RMB1,327.7 million, RMB2,034.4 million and RMB717.0 million for the years ended December 31, 2018, 2019,three months ended March 31, 2020 and the fiscal year ended March 31, 2021. Accumulated deficit amounted to RMB15,488.8 million and RMB15,910.0 million as of March 31, 2020 and 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

As of the issuance date of the annual consolidated financial statements for the three months ended March 31, 2020 and the fiscal year ended March 31, 2021, the Company believes that its cash and cash equivalents, and cash consideration received from its recent financing transaction (Note 30) are sufficient to fund its operating expenses, capital requirements and other contractual obligations for at least the next twelve months. The Company is entitled to an investment amount of up to US$315 million for the subscription of its senior convertible preferred shares, of which US$20 million and US$80 million was received in June and July 2021, respectively, and US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions. Concurrently, the Company has agreed with its convertible notes holders, including 58.com, TPG and Warburg Pincus, to convert their convertible notes in an aggregate principal amount of US$69 million into 66,990,291 Class A ordinary shares of the Company. The conversion was completed in July 2021. In addition, the Company entered into operating payables waiver agreements with several suppliers, pursuant to which the Company was exempted from repayment of trade and other payables of approximately RMB120.4 million.

Considering all the actions mentioned above, which have alleviated the substantial doubt of the Company’s ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash considerations received from recent financing transactions and the anticipated cash flows from operations are sufficient to meet its anticipated working capital requirements for the next twelve months from the date these consolidated financial statements are issued. The consolidated financial statements of the Company have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

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

Pre-transferred net assets related to the divestiture of 2C intra-regional business and loan facilitation related service were reclassified as Net assets transferred as of March 31, 2020, while results of operations related to the discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.2 Discontinued operations (continued)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction contemplated under the definitive agreements was closed in April 2020.

Assets and liabilities related to the divestiture of 2B online used car auction business were reclassified as assets/liabilities held for sale as of March 31, 2020, while results of operations related to discontinued operations were recorded in loss from discontinued operations in the Consolidated Statements of Comprehensive Loss.

Divestiture of salvage car related business

On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business. Starting from January 31, 2020, the Company no longer retained power of control over salvage cars related business and accordingly deconsolidated Salvage Car Related Subsidiaries from the Group’s consolidated financial statements.

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

Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore, the Company considers there to be no assets of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital of the VIEs amounting to a total of RMB104.0 million as of March 31, 2020 and 2021, respectively. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

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

2.5 Fair value measurements (continued)

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

Financial instruments of the Company primarily comprise of cash equivalents, accounts receivable, loan recognized as a result of payment under the guarantee, finance lease receivables, short-term borrowings, accounts payable, guarantee liabilities and deposit of interests collected from customers and payable to financing partners. As of March 31, 2020 and 2021, their carrying values approximated their fair values because of their generally short maturities. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

2.6 Foreign currencies

The Group uses Renminbi (“RMB”) as its reporting currency. The USD (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Condensed Consolidated Statements of Comprehensive Loss.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income as a component of shareholders’ deficit.

2.7 Convenience translation

Translations of Condensed Consolidated Balance Sheets, the Condensed Consolidated Statements of Comprehensive Loss and the Condensed Consolidated Statements of Cash Flows from RMB into US$ as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518 on March 31, 2021 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.8 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less.

2.9 Restricted cash

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.13 guarantee liabilities). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. Beginning in the three months ended December 31, 2019, the Group no longer has provided loan facilitation related services through its online platform.

As of March 31, 2020 and 2021, the restricted cash in relation to guarantee represented 3.4% and 17.4% of the outstanding facilitated loan balance, respectively.

2.10 Inventory

As of March 31, 2020, inventories consist of GPS devices, auto check equipments and others. Inventories are valued at the lower of cost or net realizable value. Cost of inventories is determined by the weighted-average method. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. The Group continually evaluates the recoverability based on assumptions about future customer demand and market conditions. The evaluation may take into consideration inventory aging, expected demand, anticipated sales price, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future customer demand and market conditions. As of March 31, 2020, inventories mainly included GPS devices and auto check equipments of RMB10.2 million.

As of March 31, 2021, inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value through cost of sales in the accompanying Consolidated Statements of Comprehensive Loss. Total amount of used vehicles was RMB69.6 million as of March 31, 2021.

2.11 Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. The Group makes specific allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. The allowance of accounts receivable was RMB 19.4 million and RMB14.1 million as of March 31, 2020 and 2021, respectively.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Guarantee liabilities (continued)

Subsequent to the initial recognition of the guarantee liabilities, the Company’s guarantee obligations were measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 component. The liability recorded based on ASC 460 was determined on a contract-by-contract basis and was reduced as the Company was released from the underlying risk, meaning as the loan was repaid by the Borrower or when the financing partners were compensated in the event of a default. The liability was reduced only as the Company was released from the underlying risk. This component was a stand ready obligation which was not subject to the probable threshold used to record a contingent obligation. The other component was a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450, Contingencies. Subsequent to the initial recognition, the guarantee obligation was measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor was released from the guaranteed risk. Accordingly, the guarantee liabilities were recognized in “losses from guarantee liabilities” in the Consolidated Statements of Comprehensive Loss by a systematic and rational amortization method, e.g. over the term of the loan.

Effective on January 1, 2020, the Company adopted ASU 2016-13 using the modified retrospective transition approach (Note 2.32). The initial adoption resulted in a recognition of a separate contingent liability in the full amount, in addition to financial guarantee liabilities measured under ASC 460. Subsequent to the initial adoption, the Company’s guarantee obligations are measured in separated two components (i) ASC 460 component and (ii) ASC 326 component. In accordance with ASC 460-10-30-5, both guarantee obligations and an allowance for credit losses (calculating using the current expected credit losses - CECL - impairment model) are recorded for financial guarantees in the scope of ASC 326. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using the CECL model per ASC 326 Financial Instruments - Credit Losses. Subsequent to the initial recognition, ASC 460 component is recorded in “other operating income” in the Consolidated Statements of Comprehensive Loss as the guarantor is released from the guaranteed risk by a systematic and rational amortization method, e.g. over the term of the loan. ASC 326 component is re-measured at each period end and recognized in provision for credit loss in Consolidated Statements of Comprehensive Loss.

As of March 31, 2020, and 2021, the amount of maximum potential future payment that the Group could be required to make under the guarantee were RMB12.9 billion and RMB146.4 million, respectively. Based on management assessment, the estimated value of collateral approximated amounts of maximum potential future payments.

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

2.15 Intangible assets, net

Intangible assets represent software copyright and supplier relationship acquired. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives of the respective assets, which is usually 5 years.

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

As of March 31, 2020 and 2021, impairment of goodwill was RMB3.7 million and RMB13.2 million, respectively.

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

2.18 Impairment of long-lived assets and intangible assets with definite lives

Long-lived assets including intangible assets with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. No impairment of long-lived assets was recognized for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021.

2.19 Deferred revenue

Deferred revenue mainly represents warranty program provided by the Company and the share of fee revenue earned by the appointed depositary of the Company. The warranty program includes a 6-month or 10,000 kilometer and 1-year or 20,000 kilometer warranty, covering both maintenance and all major structural components. Starting from March 2020, the Group provides Buyer with upgraded service with 1-year or 20,000-kilometer warranty program and no longer provided 6-month or 10,000 kilometer warrant program. As of March 31, 2020 and 2021, the deferred revenue was RMB50.3 million and RMB23.3 million, respectively.

2.20 Warranty liabilities

Starting from March 2020, the Company provides one-year return policy for all vehicles sold through the Company’s platform, covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through the inspection program the Company provided. The Company accrues a warranty reserve for all vehicles sold through the Company's platform, which includes the Company’s best estimate of the projected costs for returns under warranties. These estimates are based on actual claims incurred to date and an estimate of the nature, frequency and costs of future claims. These estimates are inherently uncertain given the Company’s relatively short history of operations, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve when the Company accumulates more actual data and experience in the future. As of March 31, 2020 and 2021, the warranty liabilities was RMB0.3 million and RMB2.3 million recorded in the other payables and other current liabilities, respectively. Warranty expense is recorded as a component of sales and marketing expense in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.21 Revenue recognition

Prior to the Divestiture Transactions occurred during 2019 and 2020 disclosed in Note 1, the Group used to primarily engage in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). Revenues generated from these businesses were presented as three revenue streams as Transaction facilitation revenue and Loan facilitation revenue to consumers (2C), and Transaction facilitation revenue to business (2B). Meanwhile, the Group has been focusing more on the 2C cross-regional service business since second half of 2018. The cross-regional transactions mean transactions completed on the Company’s platform where the buyer completes the purchase of a car without having physically inspected the car on-site, which primarily comprise transactions where the buyer is located in a different city from which the car purchased. Whereas the 2C intra-regional transactions mainly include similar transactions when the consumers are located in the same city as where the cars are located.

Starting from the three months ended September 30, 2019, given the divestiture of 2C intra-regional business and loan facilitation service to Golden Pacer (Note 1), the Group modified its existing/surviving cross-regional service contract and no longer provides loan guarantee service. Therefore, cross-regional business is renamed as Online used car transaction to consumers. Accordingly, the revenues generated from the Online used car transaction are renamed as Commission revenue, and Value-added service revenue starting in the three months ended September 30, 2019 and beyond. Since September 2020, the Group started to shift to “inventory-owing” model where the Group build and sell its own inventory of used vehicles, and this model was further updated since March, 2021 as the Group started to acquire used vehicles directly from individuals. Since then, used vehicles sold directly to customers have been presented as Retail vehicle sales revenue, while used vehicles sold to wholesalers have been presented as Wholesale vehicle sales revenue.

For the divestiture of 2C business, the Group presented the results as discontinued operations for the year of 2019 and all the prior comparable periods. For the divestiture of 2B business, the Group presented the results as discontinued operations for all the periods presented (Note 3).

Besides these four main revenue streams, the Group has other revenue generated from the other services and businesses throughout all periods.

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

Online used car transaction services

The Company uses www.xin.com as its 2C online platform, which assists in publishing the used cars of car dealers (the “Dealer”) for consumers (the “Consumer”). The online used car business mainly includes three services as follows:

-	Broker transaction (or commission-related service): The Company provides used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. The Company charges the Consumer the commission fees based on agreed percentage of final car sales price;
-	Value-added service: For the Consumers that have financing needs, the Company provides additional services to Consumers based on agreed amount or agreed percentages, including but not limited to the following:
1.	Channel service:
-	Uxin provides advice on financial solutions and refer Consumers to financing platforms
-	Uxin helps check the documents in relation to application of financial products prepared by Consumers
2.	Safety-guaranteed service:
-	Uxin provides GPS purchase and installation service
-	Uxin provides other assistances to Consumers if necessary, such as sharing the GPS trajectory when there is a car theft, etc.
3.	Mortgage service:
-	Uxin assists in mortgage registration process if needed
-	Uxin assists on the purchase of insurance policy offered by insurance company
-	Warranty service: is provided for selected cars sold with Uxin’s authentication, e.g. for cars sold with “Uxin golden authentication”, the Group provides the Buyer with 30-day return due to significant issues that existed prior to deal close & 1-year or 20,000-kilemeter warranty service for qualified issues up to the car price; For cars sold with “Uxin silver authentication”, the Group provides the Buyer with 30-day return due to issues that existed prior to deal close & 6-month or 10,000-kilemeter warranty service for qualified issues up to RMB 20,000. Starting from March 2020, the Group provides Buyer with upgraded service with 1-year or 20,000-kilemeter warranty program and 1-year return policy (Note 2.19) for selected cars.

The Company determined the Consumer as customer of the online used car business in accordance with ASC 606, the Company collects the fees for both of the Broker transaction service and Value-added service from the Consumer, only. The Company may sell the Broker transaction service alone, but does not sell the Value-added service or warranty service individually or separately. These two services are sold together with the Commission-related service either separately or collectively. Each of these services is identified as a separate performance obligation. The Company allocates the transaction price to each of these performance obligations on a relative standalone selling price basis or market price, based on different type of the contract or combined contracts.

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

Retail vehicle sales business

The Company sells used vehicles directly to its customers through its ecommerce platform (www.xin.com). The Company procures used cars by analyzing the extensive user behavioral, used car and transactional data aggregated on its platform over the years. This enables the Company to selectively build its inventory of used cars with value-for-money performance and have greater flexibility in offering more competitive pricing to individual consumer (the “Consumer”).

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. The Company satisfies its performance obligation for used vehicles sales upon the Consumer’s physical acceptance of the used vehicles. The Company receives payment for used vehicle sales directly from the customer at the time of sale. Payments received prior to delivery or pick-up of used vehicles are recorded as “Other payables and other current liabilities” within the Consolidated Balance Sheets.

Wholesale vehicle sales business

The Company sells vehicles to wholesalers through offline dealership. These vehicles sold to wholesalers are primarily acquired from individuals that do not meet the Company’s retail standards to list and sell through its ecommerce platform, and therefore, sold through offline dealership. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales at a point in time when vehicle is sold. The transaction price is collected when the vehicle sales are completed.

Others

Other revenue is mainly comprised of sales of commission of salvage cars sales, interest income of financial lease, etc. For the fiscal year ended March 31, 2021, other revenue mainly included commissions earned from the Group’s financing and insurance partners as well as revenue from advertising and vehicle transportation revenue earned from the Group’s vehicle logistics business.

Intra-regional and loan facilitation business prior to the Divestiture Transactions (formerly known as “2C business”) and 2B business

2C

Given the divestiture of the Group’s 2C intra-regional business and loan-facilitation related service, the Group presented the results of these businesses as discontinued operation for the year of 2019 and all the prior comparable periods (Note 3) based on the following recognition policy:

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

2B

Given the divestiture of the Group’s entire 2B online used car auction business occurred in the three months ended March 31, 2020, the Group presented the results of the 2B business as discontinued operation for all the periods presented (Note 3) based on the following revenue recognition policy:

Launched in 2011, the Company’s 2B business, Uxin Auction (“优信拍”), caters to business buyers with a comprehensive suite of solutions, connecting businesses with one another across China, helping them source vehicles, optimizing their turnover and facilitating cross-regional transactions. Cars are sold through online Uxin Auctions. The Group earns transaction facilitation income upon each successful close of an auction from buyers. Transaction facilitation income, which is a certain percentage of the selling price of the underlying car or a minimum amount is recognized at a point in time following the transfer of control of such services to the customer, which occurs upon the completion of a successful transaction. As the Company does not assume inventory risk for the used cars, it is considered to be an agent in accordance with ASC 606. Accordingly, the Company recognizes the transaction facilitation income when the performance obligation is satisfied.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2020 and 2021, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB27.4 million and RMB5.4 million, respectively, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

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

Type of service	Applicable VAT rate (%)
Vehicle sales	0.5%
Commission	6%
Value-added service	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 5% to 12% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the cost of revenue in the Consolidated Statements of Comprehensive Loss.

2.23 Cost of revenues

Cost of revenues consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc.

Starting from September 2020, the Company started to build its own used vehicles inventory. After then, cost of sales includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale.

Cost of sales also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. Cost of revenues in relation to 2B related business was reclassified as discontinued operations.

2.24 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, and advertising and promotion expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Due to the adoption of the inventory-owing model since September 2020, most salaries and benefits for employees engaged in car sourcing, inspection, and aftersales services, as well as costs relating to outbound logistics were classified as sales and marketing expense whereas before such costs were classified as cost of revenues.

Advertising costs are expensed as incurred and the total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB889.0 million, RMB443.6 million, RMB50.0 million and RMB128.9 million for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

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

2.28 Taxation (continued)

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.30 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

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

2.32 Provision for credit losses

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

2.32 Provision for credit losses (continued)

Sensitivity Analysis:

Change in the assumptions would affect the allowance for credit loss of Loan recognized as a result of payment under the guarantee. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Loss rate	+/- 100	11,842/ (11,842)

1.2	Account receivable

Assumptions Used: The allowance for credit loss of account receivable is based on the Company’s assumptions regarding:

●	Payback period. The Company uses the roll rate method to estimate expected credit losses for account receivable with similar risk characteristics on a pool basis. For each pool, the Company first estimates its payback period based on relevant historical receivable payback information. Then the Company estimates the credit allowances based on the payback period, the historical distribution of each aging bucket, and the impacts of macroeconomic factors.

Sensitivity Analysis.

Change in the assumptions would affect the allowance for credit loss of account receivable. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
Payback period	+/- 3 months	1,003/ (124)

1.3	Guarantee liabilities

Assumptions Used: The credit loss allowance for guarantee liabilities is based on the Company’s assumptions regarding:

●	PD (lifetime): The expected probability of payment and time to default of the guaranteed contracts, which considers vintage and recent performance information of such portfolio and macroeconomic factors.
●	LGD: The percentage of the expected balance due at default that is not recoverable. For each credit status (normal, attention, secondary), the parameter is assessed based on collateral information and future recoveries.

Sensitivity Analysis:

Change in the assumptions would affect the allowance for guarantee liability. The effect of the indicated increase/decrease in the assumptions for the Company is as follows (in thousands):

Assumption	Basis Point Change	Increase/(Decrease)
PD (lifetime)	+/- 100	677/ (677)
LGD	+/- 100	677/ (677)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.32 Provision for credit losses (continued)

Finance assets are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 90 days past due. Provision for credit losses on finance assets is presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

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

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Revenues
To consumers
Transaction facilitation revenue	481,055	391,447	—	—
Loan facilitation revenue	1,568,705	1,141,981	—	—
Total revenues	2,049,760	1,533,428	—	—

Cost of revenues	(427,548)	(296,347)	—	—
Gross profit	1,622,212	1,237,081	—	—

Operating expenses
Sales and marketing	(1,010,446)	(1,018,483)	—	—
Research and development	(185,488)	(155,168)	—	—
General and administrative	(504,066)	(486,098)	—	—
Losses from guarantee liabilities	2,483	(168,212)	—	—
Impairment for net assets transferred	—	—	(407,709)	(420,000)
Total operating expenses	(1,697,517)	(1,827,961)	(407,709)	(420,000)

Loss from operations	(75,305)	(590,880)	(407,709)	(420,000)
Interest income, net	(81,128)	(14,355)	—	—
Other expenses, net	(14,965)	(4,468)	—	—
Loss from the divestiture of 2C intra-regional and loan facilitation business	—	—	—	(14,745)
Foreign exchange gain	—	534	—	—
Loss from discontinued operations before income tax expense	(171,398)	(609,169)	(407,709)	(434,745)
Income tax expense	(12,941)	(2,992)	—	—
Net loss from discontinued operations	(184,339)	(612,161)	(407,709)	(434,745)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2C intra-regional business and loan-facilitation related service (continued)

In the three months ended December 31, 2019, the Company transferred the legal titles of assets and liabilities in relation to the historically-facilitated loans for XW bank to Golden Pacer as one of the pre-closing conditions with no consideration exchanged. The transaction contemplated under the definitive and supplemental agreements was closed upon the signing of the supplemental agreements on April 23, 2020. Due to the legal titles of the assets and liabilities being transferred prior to year-end of 2019 while the transaction was not closed until April 23, 2020, these pre-transferred assets and liabilities were reclassified on a net basis under the name of “Net assets transferred” as of March 31, 2020. During the fiscal year ended March 31, 2021, the “Net assets transferred” was further impaired in the value due to the ongoing negative impacts from the COVID-19 pandemic and the continuously deteriorated quality of the underlying pre-transferred net assets.

The cash flow summary of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

	For the year ended December 31,
	2018	2019
	RMB	RMB
Net cash used in operating activities	(808,893)	(821,185)
Net cash generated from investing activities	(4,642)	(187)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction was completed on April 14, 2020 for a total consideration of US$105.0 million, and a total of RMB736.0 million disposal gain was recognized from the divestiture of 2B business and was recorded in the discontinued operations.

Results of the discontinued operations of 2B business were as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Transaction facilitation revenue	606,599	283,711	22,426	5,198
Cost of revenues	(292,595)	(157,653)	(15,109)	(1,384)
Gross profit	314,004	126,058	7,317	3,814

Operating expenses
Sales and marketing	(187,811)	(120,082)	(22,453)	(8,063)
Research and development	(19,429)	(13,629)	(2,970)	—
General and administrative	(108,949)	(42,636)	(14,415)	(1,218)
Provision for credit losses	—	—	(14,947)	—
Total operating expenses	(316,189)	(176,347)	(54,785)	(9,281)

Gain from the divestiture of 2B business	—	—	—	735,956
Net (loss)/income from discontinued operations	(2,185)	(50,289)	(47,468)	730,489

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. DISCONTINUED OPERATIONS (CONTINUED)

Divestiture of 2B business (continued)

Assets and liabilities classified as held for sale of 2B business were as follows:

March 31,
2020
RMB

Advance from buyers collected on behalf of sellers	89,096
Other payables and other current liabilities	53,913
Total liabilities held for sale	143,009

The condensed cash flows of the discontinued operations of 2B business were as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Net cash (used in)/generated from operating activities	(20,699)	2,338	(34,967)	(9,491)
Net cash (used in)/generated from investing activities	(40,180)	1,159	(25)	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. BUSINESS COMBINATION

The Group completed several transactions to acquire controlling shares to enrich its products and to expand its business during the past periods. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

Acquisition of Beijing Youxin Chefang Automotive Technical Service Co., Ltd. (“Chefang”)

Chefang is a company that engages in services related to car maintenance. In order to enhance the service quality to consumers, the Group acquired ordinary equity interests in Chefang step by step and finally controlled Chefang with the accumulated acquired ordinary equity interests stepped up to 100% in the three months ended December 31, 2018. The goodwill recognized for the acquisition was RMB7.8 million. RMB3.7 million and RMB4.1 million goodwill impairment loss was recorded for the year ended December 31, 2018 and the fiscal year ended March 31, 2021, respectively.

Acquisition of Baogu Vehicle Technology Service (Beijing) Co., Ltd. (“Baogu”)

In order to enhance the service quality to consumers, the Group obtained the power to control Baogu, a vehicle warranty service provider, step by step and acquired 100% of ordinary shares of Baogu in August 2017. The goodwill recognized from the acquisition was RMB4.2 million, and goodwill impairment was provided in full for the fiscal year ended March 31, 2021.

The results of the acquired entities’ operations have been included in continuing operation in the Company’s consolidated financial statements since their respective dates of acquisition.

Acquisition/disposal of Zhejiang Dongwang Internet Technology Co., Ltd. (“Dongwang”) and Fairlubo Auction Company Limited (“Fairlubo”)

In addition to the above mentioned business transactions, the Group acquired Fairlubo in 2015 and Dongwang in 2018, both of which engage in salvage car related business. On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business. Upon the completion of the transaction on January 31, 2020, the Group no longer retained power of control over salvage car related business, and accordingly the Salvage Car Related Subsidiaries was disposed by the Group.

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

	March 31,	March 31,
	2020	2021
	RMB	RMB
Loan recognized as a result of payment under the guarantee	2,594,749	1,362,556
Less: provision for credit losses	(2,190,575)	(1,182,609)
	404,174	179,947

An aging analysis of loan recognized as result of payment under the guarantee is as follows:

	March 31,	March 31,
	2020	2021
	RMB	RMB
Up to 6 months	1,140,756	145,639
6 months to 12 months	425,500	307,224
Over 12 months	1,028,493	909,693
	2,594,749	1,362,556

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

The balance of loan recognized as result of payment under the guarantee by grade of monitored credit risk quality indicator as of March 31, 2020 and 2021 were listed as below:

	March 31,	March 31,
	2020	2021
	RMB	RMB

Normal	283,259	66,924
Attention	364,895	252,572
Secondary	1,946,595	1,043,060
	2,594,749	1,362,556

Loan recognized as a result of payment under the guarantee of RMB95.8 million was pledged as collateral for current portion of long-term borrowings of RMB79.6 million as of March 31, 2021 (Note 12).

Loan recognized as a result of payment under the guarantee of RMB545.1 million was pledged as collateral for consideration payment to WeBank for current portion of RMB71.3 million and non-current portion of RMB200.8 million as of March 31, 2021.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. LOAN RECOGNIZED AS A RESULT OF PAYMENT UNDER THE GUARANTEE (CONTINUED)

The movement of allowance for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020 and the fiscal year ended March 31, 2021 was as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Beginning balance of the period	(189,305)	(256,639)	(763,122)	(2,190,575)
Changes on initial application of ASU 2016-13 (i)	—	—	(172,843)	—
Addition	(257,953)	(398,167)	(326,204)	(68,578)
Provision for credit losses (i)	(37,961)	(255,105)	(1,039,367)	(29,272)
Write-off	37,757	—	48,908	252,508
Bought out by certain non-bank financing institutions without recourse	85,560	—	—	845,305

Payments from the borrowers or other recoveries	105,263	146,789	62,053	8,003
Ending balance of the period	(256,639)	(763,122)	(2,190,575)	(1,182,609)

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

The following table explains the changes in the loss allowance of loan recognized as result of payment under the guarantee by grade of monitored credit risk quality indicator as of March 31, 2021:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB
Beginning balance of the period	(98,314)	(164,793)	(1,927,468)	(2,190,575)
Additions	(68,578)	—	—	(68,578)
Provision for credit losses	(83,435)	(39,661)	93,824	(29,272)
Write-off	145,194	2,355	104,959	252,508
Bought out by certain non-bank financing institutions without recourse	15	9,184	836,106	845,305
Payments from the borrowers or other recoveries	8,003	—	—	8,003
Transfer from Normal to Attention	74,656	(74,656)	—	—
Transfer from Normal to Secondary	13,412	—	(13,412)	—
Transfer from Attention to Secondary	—	152,241	(152,241)	—
Transfer from Attention to Normal	(1,464)	1,464	—	—
Transfer from Secondary to Attention	—	(35,354)	35,354	—
Transfer from Secondary to Normal	(1,276)	—	1,276	—
Ending balance of the period	(11,787)	(149,220)	(1,021,602)	(1,182,609)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

6. ADVANCE TO SELLERS

	March 31,	March 31,
	2020	2021
	RMB	RMB
Advance to sellers	134,214	—
Less: provision for credit losses	(1,688)	—
	132,526	—

The movement of allowance for the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, was as follows:

	For the three	For the fiscal
	months ended	year ended
	March 31,	March 31,
	2020	2021
	RMB	RMB
Beginning balance of the period	—	(1,688)
Cumulative effect of adopting ASU 2016-13	(31,577)	—
Addition	(65,659)	(48,989)
Write-off	95,548	50,677
Ending balance of the period	(1,688)	—

When facilitating used car transaction, the Group connects the sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. Starting from September 2020, the Group started to build its own used vehicles inventory. Under this model, the Group makes instalments to car dealers, and the full payment to car dealers before the completion of inventory purchase are recorded under prepayment for used vehicles.

7. OTHER RECEIVABLES, NET

	March 31,	March 31,
	2020	2021
	RMB	RMB
Rental and other deposits	78,322	44,892
Deposits in non-bank financing partners (i)	52,751	19,919
Staff advance	24,813	16,268
Receivables from third-party payment settlement platform	11,228	242
Consideration receivable (ii)	130,000	—
Others	42,305	49,684
	339,419	131,005
Less: provision for credit losses	(51,666)	(20,980)
	287,753	110,025

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. OTHER RECEIVABLES, NET (CONTINUED)

(ii) On January 16, 2020, the Company entered into definitive agreements with Boche to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The cash consideration was further modified and revised to RMB295 million.

The movement of allowance for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, was as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Beginning balance of the period	(272)	(6,457)	(6,119)	(51,666)
Changes on initial application of ASU 2016-13	—	—	(8,434)	—
Addition	(23,608)	(1,411)	(39,748)	(1,104)
Write-off of other receivables due to divestiture transactions	17,423	—	2,635	31,790
Reclassified as assets held for sale	—	1,749	—	—
Ending balance of the period	(6,457)	(6,119)	(51,666)	(20,980)

8. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31,	March 31,
	2020	2021
	RMB	RMB
VAT-input deductible	75,624	71,989
Prepaid financial advisory service fee (i)	—	12,000
Prepaid consulting and professional service fees	12,264	6,495
Prepayment for used vehicles	—	4,689
Prepaid rental expense	6,484	2,207
Prepaid marketing expense	11,744	3,955
Prepaid non-banking financing partners service fees	12,705	182
Others	18,327	6,319
	137,148	107,836

(i) The Company entered into a long-term strategic cooperation agreement with Golden Pacer in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer. As of March 31, 2021, RMB12.0 million was recorded in prepaid expenses and other current assets, and RMB36.0 million was recorded in other non-current assets.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. FINANCIAL LEASE RECEIVABLES

Financial lease receivables include dealer inventory financing receivables and receivables generated from finance lease arrangements entered into with consumers.

The following table presents financial lease receivables as of March 31, 2020 and 2021, respectively.

	March 31,	March 31,
	2020	2021
	RMB	RMB
Financial lease receivables due from car dealers	27,870	19,864
Less: provision for credit losses	(20,318)	(19,864)
	7,552	—

Financial lease receivables due from consumers	14,428	7,157
Less: provision for credit losses	(6,932)	(7,157)
	7,496	—

Financial lease receivables, net	15,048	—

The following present the aging of past-due financial lease receivables as of March 31, 2020:

	1-90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	4,750	16,400	21,150	6,720	27,870
Financial lease receivables due from consumers	—	14,428	14,428	—	14,428
	4,750	30,828	35,578	6,720	42,298

The following presents the aging of past-due financial lease receivables as of March 31, 2021:

	1- 90 days	Above 90 days	Total past due	Current	Total
	RMB	RMB	RMB	RMB	RMB
Financial lease receivables due from car dealers	—	19,864	19,864	—	19,864
Financial lease receivables due from consumers	—	7,157	7,157	—	7,157
	—	27,021	27,021	—	27,021

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. FINANCIAL LEASE RECEIVABLES (CONTINUED)

The credit quality analysis of financial lease receivables as of March 31, 2021 was as follows:

	Amortized cost basis by origination year
	December 31,			March 31,	March 31,
	Before
	2017	2018	2019	2020	2021	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Current	—	—	—	—	—	—
Past due
1-90 days past due	—	—	—	—	—	—
Greater than 90 days past due	6,905	10,312	5,583	4,119	102	27,021
	6,905	10,312	5,583	4,119	102	27,021

The movement of allowance for the for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021 was as follows:

			For the three months	For the fiscal
	For the year ended December 31,		ended March 31,	year ended March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Beginning balance of the period	(4,225)	(6,890)	(23,157)	(27,250)
Changes on initial application of ASU 2016-13	—	—	(839)	—
Provision for credit losses	(2,665)	(16,267)	(3,254)	(6,538)
Write-off	—	—	—	6,767
Ending balance of the period	(6,890)	(23,157)	(27,250)	(27,021)

The following lists the components of the net investment in financial lease receivables due from car dealers and consumers as of March 31, 2020 and 2021.

	March 31,	March 31,
	2020	2021
	RMB	RMB

Total minimum lease payments to be received	42,640	27,021
Less: allowance for uncollectibles	(27,250)	(27,021)
Net minimum lease payments receivable	15,390	—
Less: unearned income	(342)	—
Net investment	15,048	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31,	March 31,
	2020	2021
	RMB	RMB

Cost
Leasehold improvement	159,780	167,073
Computer equipment	149,134	61,758
Software	26,032	26,018
Furniture	19,143	3,650
Vehicle and motor	3,761	2,254
Construction in progress	3,553	-
Total property, equipment and software	361,403	260,753

Less: accumulated depreciation and amortization
Leasehold improvement	(145,134)	(159,103)
Computer equipment	(109,323)	(56,961)
Software	(9,077)	(11,561)
Furniture	(8,823)	(2,738)
Vehicle and motor	(1,488)	(1,084)
Total accumulated depreciation and amortization	(273,845)	(231,447)

Net book value	87,558	29,306

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted to approximately RMB88.8 million and RMB88.9 million, RMB21.3 million and RMB46.4 million for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31,	March 31,
	2020	2021
	RMB	RMB

Equity investments accounted for using the equity method
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	270,696	—
Beijing Gangjian Shoubao Cultural Media Center LLP (“Gangjian Shoubao”)	4,500	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	1,566	1,167
	276,762	5,667

Equity investments accounted for using the measurement alternative
Jincheng	—	282,761

Total long-term investments	276,762	288,428

Major investments of the Company during the three months ended March 31, 2020, and the fiscal year ended March 31, 2021 are summarized as follows:

Equity investments accounted for using the equity method

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB 233.0 million. The Company exercises significant influence in Jincheng and therefore accounted for this as a long-term investment using equity method. In early 2021, as the Group completed the divesture of its historical loan-facilitation business and, the Group proposed to Jincheng its desire to give up its board seat in Jincheng. The administration process was completed in March 2021. After that, the Group could no longer execute significant influence over Jincheng. The Group accounted for the investment using an alternative method measurement.

Investment in Gangjian Shoubao

In April 2019, the Company invested in Gangjian Shoubao, focusing on advertising and media business. The Company is one of the limited partners and does not have control of the partnership. The investee has not started to operate yet.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LONG-TERM INVESTMENTS (CONTINUED)

Equity investments accounted for using the measurement alternative

The Group does not have significant influence over these equity investments which do not have readily determinable market value, and therefore accounted for these investments using a measurement alternative.

12. SHORT-TERM AND LONG-TERM BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of March 31, 2020 and 2021. Short-term borrowings include borrowings with maturity terms shorter than one year and the current portion of the long-term borrowings.

	Fixed annual		March 31,	March 31,
Funding Partners	interest rate	Term	2020	2021
			RMB	RMB

Short-term borrowings	8.2%	within 12 months	6,720	—
Current portion of long-term borrowings	5.9%-10.3%	mature before March 31, 2022	112,349	79,560
Long-term borrowings	5.0%-6.7%	2 – 3 years	234,585	233,000
			353,654	312,560

Current portion of long-term borrowings of RMB79.6 million were secured by loan recognized as a result of payment under the guarantee of RMB95.8 million as at March 31, 2021(Note 5).

The weighted average interest rate for the outstanding borrowings was approximately 5.6% and 5.9% as of March 31, 2020 and 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. GUARANTEE LIABILITIES

	March 31,	March 31,
	2020	2021
	RMB	RMB

Guarantee liabilities – stand ready	207,997	172
Guarantee liabilities – contingent (i)	702,952	2,269
	910,949	2,441

(i) Financial guarantees in the scope of ASC 460, Guarantees, are in the scope of CECL impairment model, and a contingent guarantee liability with an allowance for credit losses was recorded at the initial adoption and subsequently measured using CECL model.

The movement of guarantee liabilities – stand ready was as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Beginning balance of the period	173,907	321,255	388,307	207,997
Changes on initial application of ASU 2016-13	—	—	(135,839)	—
Fair value of guarantee liabilities upon the inception of new guarantees	403,370	405,084	—	—
Guarantee liabilities settled	(257,953)	(398,167)	—	—
Losses from guarantee liabilities	1,931	362,597	—	—
Reclassified as liabilities held for sale (Note 3)	(174,828)	—	—	—
Net assets transferred (Note 3)	—	(302,462)	—	—
Guarantee income (i) (Note 18)	—	—	(44,471)	(207,825)
Ending balance of the period	146,427	388,307	207,997	172

The movement of guarantee liabilities - contingent was as follows:

	For the three	For the fiscal
	months ended	year ended
	March 31,	March 31,
	2020	2021
	RMB	RMB

Beginning balance of the period	—	702,952
Changes on initial application of ASU 2016-13	224,834	—
Guarantee liabilities settled	(326,204)	(68,578)
Guarantee liabilities released to Webank (i)	—	(630,733)
Provision for credit losses	804,322	(1,372)
Ending balance of the period	702,952	2,269

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. GUARANTEE LIABILITIES (CONTINUED)

(i) In order to settle the Company’s remaining guarantee liabilities, the Company entered into a supplemental agreement on April 23, 2020 (the “2020 April Agreement”) with Webank with regards to the Company’s historically-facilitated loans. Pursuant to the 2020 April Agreement, Webank agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee obligations from 2020 to 2022. Subsequently on July 23, 2020, the Company entered into another supplemental agreement (the “2020 July Agreement”) with Webank, which amended and restated the 2020 April Agreement. Pursuant to the July Agreement, the Company paid an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the 2020 July Agreement, the Company was no longer subject to guarantee obligations in relation to its historically-facilitated loans for WeBank under the condition that the Company made the instalments based on the agreed-upon schedule in the 2020 July Agreement. Subsequently on June 21, 2021, the Company entered into another supplemental agreement (the “2021 June Agreement”) with Webank, which amended the July agreement further. Total aggregate amount the Company was obligated to pay was limited to RMB324 million.

Pursuant to the July agreement, total settlement amount was RMB272.1 million as of March 31, 2021, out of which RMB200.8 million was recorded in “Consideration payment to Webank, non-current”.

The terms of the guarantee range from 2 years to 4 years.

14. DEPOSIT OF INTERESTS FROM CONSUMERS AND PAYABLE TO FINANCING PARTNERS

	March 31,	March 31,
	2020	2021
	RMB	RMB

Deposit of interests from consumers and payable to financing partners, current	25,968	—

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

As part of the transaction with two financing partners, the deposit of interest from consumers and payable to financing partners was transferred to Golden Pacer and Webank. The amounts were RMB45.7 million and RMB7.9 million, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. ADVANCE FROM BUYERS COLLECTED ON BEHALF OF SELLERS

	March 31,	March 31,
	2020	2021
	RMB	RMB

Advance from buyers collected on behalf of sellers	110,493	—

When facilitating online used car transaction, the Group connects sellers and buyers and provides service in relation to the cash flow remittance, for example, the Group collects the cash from buyers and remits to sellers. The balance represents the advance payments collected from buyers, which are subsequently paid to sellers in a short period of time.

Starting from September 2020, the Company starts to build its own inventory. Instead of collections of advances from buyers on behalf of sellers, the Company purchased used vehicles and payments received prior to delivery or pick-up of used vehicles are recorded as “Other payables and other current liabilities” within the Consolidated Balance Sheets.

16. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	March 31,	March 31,
	2020	2021
	RMB	RMB
Accrued advertising expenses	351,868	305,217
Accrued service fee for IT and office support	131,068	114,762
Accrued service fee for transaction support	228,053	80,740
Tax payables	87,930	77,862
Deposits	74,679	55,770
Accrued salaries and benefits	100,724	46,991
Interest payable	27,753	39,280
Accrued legal proceedings and litigations	10,000	17,812
Contract liabilities	17,344	9,121
Installments collected on behalf of financing partners	115,256	—
Others	31,239	40,748
	1,175,914	788,303

17. CONVERTIBLE NOTES

	March 31,	March 31,
	2020	2021
	RMB	RMB

2020 Notes	345,939	—
2021 Notes	36,595	—
2024 Notes	1,679,130	1,614,040
Less: debt issuance cost	(7,085)	—
	2,054,579	1,614,040

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

On July 23, 2020, the Company entered into agreements with 2020 and 2021 Notes holders to amend the terms of the convertible notes. Pursuant to the agreements, 2020 and 2021 Notes holders agreed that the conversion prices of the original convertible notes were adjusted to the Company’s volume weighted average price for the last 30 trading days prior to the signing of the agreements multiplied by 78%, and 2020 and 2021 Notes holders converted all the convertible notes into the Company’s Class A ordinary shares upon the signing of the agreements. On the same day, 2020 and 2021 Notes holders converted all the convertible notes they held into 136,279,973 Class A ordinary shares of the Company at such adjusted conversion price. As a result, a total of RMB 121.1 million inducement charge was recorded on that day.

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

18. OTHER OPERATING INCOME

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Guarantee income (Note 13)	—	—	44,471	207,825
Government grant	—	—	11,572	15,392
VAT in super deduction	—	1,925	—	—
Waiver of operating payables	—	—	—	2,010
Income from sale of loan recognized as a result of payment under the guarantee without recourse	—	—	—	21,119
	—	1,925	56,043	246,346

From 2019, in accordance with “the Notice of Regulations on Deepening the Reform of Value-Added Tax Reform” and relevant government policies announced by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs of China, several subsidiaries of the Company, is allowed to enjoy additional 10% VAT-in deduction for any services it purchased (“VAT-in super deduction”) from April 1, 2019 to December 31, 2021. The VAT-in super deduction is considered as operating given that all VAT-in were derived from the purchases for that subsidiaries’ daily operations in nature, and therefore is presented in “Other operating income” in the Consolidation Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OPERATING LEASE

The Company has operating leases primarily for office and operation space. The Company’s operating lease arrangements have remaining terms of one year to five years.

Supplemental consolidated balance sheet information related to leases were as follows:

	March 31,	March 31,
	2020	2021
	RMB	RMB
Right-of-use assets	34,466	46,829
Operating lease liabilities - current	32,842	11,657
Operating lease liabilities – non-current	1,865	34,365
Total operating lease liabilities	34,707	46,022

Weighted average remaining lease term	1.20	4.33
Weighted average discount rate	5.52%	5.40%

Total operating lease costs were RMB161.3 million for the year ended December 31, 2019 including RMB58.7 million recorded from continuing business and RMB102.6 million from discontinued operations. Total short-term lease costs were RMB million75.3 for the year ended December 31, 2019, including RMB10.6 million recorded from continuing business and RMB64.7 million from discontinued operations.

Total operating lease costs were RMB18.8 million for the three months ended March 31, 2020 including RMB11.7 million recorded from continuing business and RMB7.1 million from discontinued operations. Total short-term lease costs were RMB5.4 million for the three months ended March 31, 2020, including RMB2.6 million recorded from continuing business and RMB2.8 million from discontinued operations.

Total operating lease costs were RMB36.3 million for the fiscal year ended March 31, 2021 including RMB33.0 million recorded from continuing business and RMB3.3 million from discontinued operations. Total short-term lease costs were RMB11.7 million for the fiscal year ended March 31, 2021, including RMB8.4 million recorded from continuing business and RMB3.3 million from discontinued operations.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. OPERATING LEASE (CONTINUED)

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

	For the year	For the three	For the fiscal
	ended	months ended	year ended
	December 31,	March 31,	March 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities	134,071	8,503	13,599
Right-of-use assets obtained in exchange for operating lease liabilities	87,350	311	46,829

Maturities of operating lease liabilities are as follows:

March 31, 2021
RMB
The remaining months of 2021	6,000
2022	12,000
2023	12,580
2024	13,578
2025	6,999
Total operating lease payments	51,157
Less: imputed interest	(5,135)
Total lease liabilities	46,022

20. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2021:

Name of related parties	Relationship with the Group

58.com	2024 Notes holder who appointed one of the Board members of the Company
Baidu (Hongkong) Limited (“Baidu”)	Preferred Shareholder of the Company before June 27, 2018 and Class A ordinary shareholder of the Company after June 27, 2018

Except for 2024 Notes balance as disclosed in details of related party balances as of March 31, 2020 and 2021, transactions for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021 are as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Amounts due from related party

	March 31,	March 31,
	2020	2021
	RMB	RMB
Prepaid advertising expenses
58.com	28,070	—
Consideration receivables, net (Note 3)
58.com	—	129,383

Amounts due to related party

	March 31,	March 31,
	2020	2021
	RMB	RMB

Unpaid advertising expenses
58.com	—	69,434

Transactions with related party

			For the three	For the fiscal
			months ended	year ended
	For the year ended December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Advertising service provided by the related party
58.com	—	47,054	23,520	89,843
Baidu	1,391	—	—	—
	1,391	47,054	23,520	89,843
Inventory leads sold to the related party
58.com	—	—	—	10,869

			For the three	For the fiscal
			months ended	year ended
	For the year ended December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Gain from the divestiture of 2B business (Note 3)
58.com	—	—	—	735,956

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

Youxinpai (Beijing) Information Technology Co., Ltd. (“Youxinpai”) and Youfang (Beijing) Information Technology Co., Ltd. (“Youfang”) have been qualified as “high and new technology enterprise” (“HNTE”) and enjoys a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) has been qualified as “Software Enterprises” and enjoys the preferential period for preferential tax treatments shall be calculated from the profit-making year, and the enterprise was exempted from CIT in 2016 and 2017, and will be allowed a 50% tax reduction at a statutory rate of 25% in 2018, 2019 and 2020. Since 2021, Youxin Hulian has been qualified as HNTE and enjoys a preferential income tax rate of 15% from 2020 to 2022.

Tax holiday had no impact as there is no taxable profit for Youxinpai, Youxin Hulian and Youfang for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021. The Group’s other PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. INCOME TAX EXPENSE (CONTINUED)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021 are as follows:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Continuing operations:
– Current income (expense)/tax benefit	(2,751)	876	(326)	(33)
– Deferred income tax expense	1,107	1,678	—	—
	(1,644)	2,554	(326)	(33)
Discontinued operations:
– Current income tax expense	(12,941)	(2,992)	—	—
Total income tax expense	(14,585)	(438)	(326)	(33)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation of the differences between the statutory EIT rate applicable to losses of the consolidated entities and the income tax expenses of the Company:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Loss before tax from continuing operations	(1,352,748)	(1,360,463)	(2,040,999)	(732,599)
Loss before tax from discontinued operations	(173,583)	(659,458)	(455,177)	295,744
Loss before tax	(1,526,331)	(2,019,921)	(2,496,176)	(436,855)
Income tax computed at PRC statutory tax rate	(381,583)	(504,980)	(624,044)	(109,214)
Effect of different tax rate	(21,369)	42,085	16,601	3,177
Non-deductible expense	93,925	180,699	167,020	74,248
Change of valuation allowance	294,442	281,758	440,097	31,756
	(14,585)	(438)	(326)	(33)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	March 31,	March 31,
	2020	2021
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	803,540	904,496
Deductible advertising expense	543,471	543,743
Provision for credit losses	488,629	511,528
Accruals	138,468	46,097
Less: valuation allowance	(1,974,108)	(2,005,864)
Net deferred tax assets	—	—

Movement of valuation allowance

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB

Balance at beginning of the period	(957,811)	(1,252,253)	(1,534,011)	(1,974,108)
Changes of valuation allowance	(294,442)	(281,758)	(440,097)	(31,756)
Balance at end of the period	(1,252,253)	(1,534,011)	(1,974,108)	(2,005,864)

As of March 31, 2021, the Group had net operating loss carries forwards of approximately RMB4,156.9 million which arose from the subsidiaries, VIEs and VIEs’ subsidiaries established in the PRC. For Youxinpai and Youfang, which have been qualified as HNTE, its loss carries forwards will expire from 2020 to 2029 according to newly issued Caishui 2018[78]. For all other remaining subsidiaries in China, the loss carries forwards will expire from 2020 to 2023.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of March 31, 2020 and 2021.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. ORDINARY SHARES

As of March 31, 2020 and 2021, 10,000,000,000 ordinary shares had been authorized respectively. A total of 1,112,431,559 ordinary shares, par value US$0.0001 per share, consists of 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2021. A total of 887,667,457 ordinary shares, par value US$0.0001 per share, consists of 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2020. A total of 887,617,391 ordinary shares, par value US$0.0001 per share, consists of 846,807,530 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2019. A total of 880,659,899 ordinary shares, par value US$0.0001 per share, consists of 839,850,038 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2018. 40,809,861 ordinary shares were redesignated to Class B ordinary shares with super voting power (one share with ten votes) granted to Mr. Kun Dai, Founder and CEO of the Group, upon the completion of the IPO.

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

On July 23, 2020, 2020 and 2021 Notes holders converted all the convertible notes it held into 136,279,973 Class A ordinary shares.

On October 6, 2020, the Company separately entered into definitive agreements with two investors, pursuant to which the Company issued and sold an aggregate of 84,692,839 Class A ordinary shares to these investors through private placements for an aggregate purchase price of approximately US$25 million. The transaction was closed in October 2020.

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

Option modification

On September 22, 2019, the Company’s board of directors approved a reduction in the exercise price for all outstanding options previously granted by the Company with any exercise prices which were higher than US$1.03 per ordinary share, up to US$3.00 per ordinary share, to US$1.03 per ordinary share, provided that any participating option holder agrees to amendment in the number of shares subject to his or her option as determined by the plan administrator. The Company accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the Consolidated Statements of Comprehensive Loss in the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and would be recorded over the remaining service period.

The Company granted 25,224,000, 4,247,500, 2,175,300 and 6,700,665 stock options to Grantees for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the stock options activity for the years ended December 31, 2018 and 2019, the three months ended March 31,2020, and the fiscal year ended March 31, 2021:

			Weighted
		Weighted-	average		Weighted
		average	remaining	Aggregate	average fair
	Number of	exercise	contractual	intrinsic	value of
	shares	price	term	value	options
		US$	YEARS	US$’000	US$

Outstanding as of December 31, 2017	41,246,160	0.90	7.53	147,427.66	1.10

Granted	25,224,000	2.90	—	—	3.32
Forfeited	(2,822,511)	2.39	—	—	2.32
Exercised	(8,452,649)	0.20	—	—	1.23

Outstanding as of December 31, 2018	55,195,000	1.85	7.74	27,773.18	2.03

Granted	4,247,500	1.36	—	—	0.02
Forfeited	(11,454,468)	2.36	—	—	2.65
Exercised	(6,772,504)	0.03	—	—	0.54
Modified	(5,873,482)	2.82	—	—	2.95

Outstanding as of December 31, 2019	35,342,046	1.81	8.33	31,391.17	1.72

Granted	2,175,300	0.03	—	—	0.49
Forfeited	(5,186,508)	1.14	—	—	2.09

Outstanding as of March 31, 2020	32,330,838	1.79	6.81	25,530.99	1.58

Granted	6,700,665	0.01	—	—	0.39
Forfeited	(9,794,727)	1.17	—	—	2.13
Exercised	(3,482,103)	0.08	—	—	0.59

Outstanding as of March 31, 2021	25,754,673	1.79	6.18	3,974.57	1.20

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

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

The income approach involves applying discounted cash flow analysis based on the Company’s projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, operating expense levels, effective tax rates, capital expenditures, working capital requirements, and discount rates. The Company’s projected revenues were based on expected annual growth rates derived from a combination of its historical experience and the general trend in this industry. The revenue and cost assumptions the Company used are consistent with its long-term business plan and market conditions in this industry. The Company also have to make complex and subjective judgments regarding its unique business risks, its limited operating history, and future prospects at the time of grant. Other assumptions the Company used in deriving the fair value of its equity include:

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
Expected volatility	42%-47%	44%~45%	46%~49%	48%~61%
Risk-free interest rate (per annum)	2.49%~2.69%	1.6%~1.9%	0.3%~0.7%	0%~1.4%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%	0%
Contractual term (in years)	10	10	10	10

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

The Company granted 160,190, 151,655, 50,066 and 275,850 restricted shares to Grantees for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. SHARE-BASED COMPENSATION (CONTINUED)

The following table sets forth the restricted shares activity for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021:

	Number of	Weighted average
	shares	grant date fair value
		US$
Unvested as of December 31, 2017	—	—

Granted	160,190	1.95
Vested	(26,856)	0.39

Unvested as of December 31, 2018	133,334	2.26

Granted	151,655	1.41
Vested	(184,988)	0.75
Forfeited	(66,667)	2.26

Unvested as of December 31, 2019	33,334	2.26

Granted	50,066	0.51
Vested	(50,066)	0.51

Unvested as of March 31, 2020	33,334	2.26

Granted	275,850	0.45
Vested	(309,184)	0.65

Unvested as of March 31, 2021	—	—

Total share-based compensation cost for the restricted shares amounted to US$0.1 million, US$0.1 million, US$ 0.1 million and US$0.1 million (equivalent to RMB1.0 million) for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

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

23. SHARE-BASED COMPENSATION (CONTINUED)

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

Stock incentive plan adopted by Fairlubo

In 2017, Fairlubo Auction Company Limited, one of the Group’s non-wholly owned subsidiaries adopted and started to operate its own share-based compensation plan. Their exercise prices of the share options, as well as the vesting periods of the share options and awarded shares are determined by the board of directors of this subsidiary at their sole discretion. The share options granted are normally vested over 4-year period, with ¼ of the total shares to be vested on each anniversary of the vesting commencement date, and the exercises of the awards of the Fairlubo are also subject to the completion of an IPO or immediately prior to a defined corporate transaction, which are considered to be a performance condition of the awards. An IPO or the defined corporate transaction is not considered to be probable until it is completed. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved. As a result, no compensation expense would be recognized related to the Fairlubo’s stock options until the completion of an IPO or the corporate transaction, and hence no share-based compensation expense was recognized for the year ended December 31, 2018 and 2019, respectively. The salvage car related business was divested in January 2020, and the ESOP plan was terminated concurrently at the date when the Corporate Transaction was completed, as the ESOP plan was not assumed by Boche. Therefore, the performance condition was never met and no share-based compensation expense was recognized for the three months ended March 31, 2020 and the fiscal year ended March 31, 2021.

24. SEGMENT INFORMATION

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

Assets and liabilities measured at fair value on a recurring basis

The Company measured its guarantee liabilities at fair value on a recurring basis before the adoption of ASC 326.

Valuation Techniques

a. Guarantee liabilities

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

25. FAIR VALUE MEASUREMENTS (CONTINUED)

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

25. FAIR VALUE MEASUREMENTS (CONTINUED)

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

The collection rate used is 68% and 66.4% for the years ended December 31, 2018 and 2019, which is based on the historical experience supplemented with market benchmark.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. NET (LOSS)/EARNINGS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

			For the three	For the fiscal
	For the year ended December		months ended	year ended
	31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Numerator:
Net loss from continuing operations	(1,351,761)	(1,327,678)	(2,034,385)	(716,975)
Net (loss)/ income from discontinued operations	(186,524)	(662,450)	(455,177)	295,744
Total net loss	(1,538,285)	(1,990,128)	(2,489,562)	(421,231)

Net loss from continuing operations	(1,351,761)	(1,327,678)	(2,034,385)	(716,975)
Less: net loss from operations attributable to non-controlling interests shareholders	(15,771)	(1,452)	(5,383)	(9)
Net loss from continuing operations, attributable to UXIN Limited	(1,335,990)	(1,326,226)	(2,029,002)	(716,966)
Accretion on convertible redeemable Preferred Shares	(318,951)	—	—	—
Deemed dividend to Preferred Shareholders	(544,773)	—	—	—

Net loss attributable to ordinary shareholders from continuing operations	(2,199,714)	(1,326,226)	(2,029,002)	(716,966)

Net (loss)/income attributable to ordinary shareholders from discontinued operations	(186,524)	(662,450)	(455,177)	295,744

Denominator:
Weighted average number of ordinary shares outstanding - basic	477,848,763	886,613,598	888,460,868	1,100,650,208
Weighted average number of ordinary shares outstanding -diluted	477,848,763	886,613,598	888,460,868	1,330,913,033

Net (loss)/earnings per share attributable to ordinary shareholders, basic
- Continuing	(4.60)	(1.50)	(2.28)	(0.65)
- Discontinued	(0.39)	(0.75)	(0.51)	0.27

Net (loss)/earnings per share attributable to ordinary shareholders, diluted
- Continuing	(4.60)	(1.50)	(2.28)	(0.65)
- Discontinued	(0.39)	(0.75)	(0.51)	0.22

As the Company incurred losses for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of Preferred Shares, convertible notes, Fairlubo Share Swap, non-vested restricted shares, and options granted excluded from the calculation of diluted net loss per share of the Company of the respective period were as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. NET (LOSS)/EARNINGS PER SHARE (CONTINUED)

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
Preferred Shares	367,859,970	—	—	—
Convertible notes	53,589,548	253,165,870	253,165,870	223,300,971
Fairlubo Share Swap	6,352,753	—	—	—
Non-vested restricted shares	133,328	33,331	33,329	—
Outstanding weighted average stock options	14,118,546	4,096,724	4,662,702	6,961,854
Total	442,054,145	257,295,925	257,861,901	230,262,825

27. EMPLOYEE BENEFIT

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

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB116.1 million, RMB169.8 million and RMB 32.4 million, and RMB76.1 million for the for the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, respectively.

28. CONTINGENCIES

During 2019, two putative securities class actions were brought up on behalf of a group of persons who allegedly suffered damages as a result of alleged misstatements and omissions in certain disclosure documents in connection with the Company’s initial public offering in June 2018. In May 2021, the Company settled the two putative shareholder class action lawsuits for a total of US$ 9.5 million approved by court, out of which US$ 6.5 million were covered by insurance policy.

During 2020, one corporate customer of the Group’s divested 2B business filed lawsuit against the Group relating to disputes with respect to Group’s non-execution of certain contracts signed with the customer. The Group is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by Group as of March 31, 2021 in respect of this case.

29. CONCENTRATION OF CREDIT RISK

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

30. SUBSEQUENT EVENTS

In June 2021, the Company entered into definitive agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$ 315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$ 100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021 and the second closing in the amount of US$ 50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions. The two investors have also purchased warrants to purchase senior convertible preferred shares for an aggregate amount of US$ 165 million.

In June 2021, the Company entered into a supplemental agreement with 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount will be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the First Closing. On July 12, 2021, aforementioned conversion was completed and related Class A ordinary shares were issued. Remaining principal amount will be repaid by instalments by the Company from July 2021 to June 2024. Besides, interest term was modified and 2024 Notes bear no interest from the original issuance date.

From May to June 2021, the Company entered into operating payables waiver agreements with several suppliers, and approximately RMB 120.4 million operating payables was waived and the remaining amount will be repaid by instalments.

31. STATUTORY RESERVES

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2018 and 2019, the three months ended March 31, 2020, and the fiscal year ended March 31, 2021, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB794.2million, or 39.8% of the Group’s total consolidated net assets as of March 31, 2021 (RMB286.9 million, or 12.2% as of March 31, 2020).

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2020 and 2021, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

32. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance sheets

	March 31,	March 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	1,081	346
Prepaid expenses	1,027	4,189
Amounts due from related parties	9,276,465	8,753,029
Other receivables	2,921	2,415
Total assets	9,281,494	8,759,979

LIABILITIES AND EQUITY
Current liabilities
Other payables and other current liabilities	26,962	29,007
Investment deficit in subsidiaries	11,110,402	10,618,691
Amounts due to related parties	90,251	90,114
Convertible notes	375,449	—
Other current liabilities	22,923	17,859

Total liabilities	11,625,987	10,755,671

	March 31,	March 31,
	2020	2021
	RMB	RMB
Shareholders’ deficit
Ordinary shares (US$0.0001 par value, 10,000,000 shares authorized as of March 31, 2020 and 2021, respectively; 846,857,596 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2020; 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2021)	581	733
Additional paid-in capital	13,036,989	13,695,877
Accumulated other comprehensive income	106,764	217,747
Accumulated deficit	(15,488,827)	(15,910,049)
Total shareholders’ deficit	(2,344,493)	(1,995,692)
Total liabilities and shareholders’ deficit	9,281,494	8,759,979

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Total revenues	4,497	—	—	—
Cost of revenues	(147)	—	—	—
Gross profit	4,350	—	—	—

Operation expense
Sales and marketing	(34,591)	(24,622)	—	(5,036)
Research and development	(17,376)	(258)	2,158	2,217
General and administrative	(1,019,055)	(136,459)	19,018	(21,161)
Provision for credits losses	—	—	(3,490)	—
Total operating expenses	(1,071,022)	(161,339)	17,686	(23,980)

Loss from operations	(1,066,672)	(161,339)	17,686	(23,980)

Share of loss of subsidiaries and VIEs	(1,641,754)	(1,818,665)	(2,491,563)	(275,229)
Interest (expense)/ income, net	(25,262)	(47,677)	(10,727)	(14,041)
Other income, net	4,213	39,131	426	13,075
Foreign exchange gain/(loss)	2,951	(126)	(1)	9
Fair value change of derivative liabilities	1,204,010	—	—	—
Inducement charge	—	—	—	(121,056)
Net loss	(1,522,514)	(1,988,676)	(2,484,179)	(421,222)

Accretion on redeemable preferred shares to redemption value	(318,951)	—	—	—
Deemed dividend to Preferred Shareholders	(544,773)	—	—	—
Net loss attributable to ordinary shareholders	(2,386,238)	(1,988,676)	(2,484,179)	(421,222)

Net loss	(1,522,514)	(1,988,676)	(2,484,179)	(421,222)
Other comprehensive income/(loss)
Foreign currency translation	11,406	(17,869)	38,572	110,983
Total comprehensive loss	(1,511,108)	(2,006,545)	(2,445,607)	(310,239)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

31. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

			For the three	For the fiscal
	For the year ended		months ended	year ended
	December 31,		March 31,	March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB
Net cash (used in)/ generated from operating activities	(55,088)	18,977	(218)	(35,016)
Net cash (used in)/ generated from investing activities	(3,999,403)	755,553	—	—
Net cash generated from/ (used in) financing activities	3,982,230	(781,527)	(2,058)	34,308
Effect of exchange rate changes on cash and cash equivalents	4,730	50	16	(27)
Net decrease in cash and cash equivalents	(67,531)	(6,947)	(2,260)	(735)
Cash and cash equivalents at beginning of the period	77,819	10,288	3,341	1,081
Cash and cash equivalents at end of the period	10,288	3,341	1,081	346