Form 20-F
period 2022-03-31
Uxin Ltd
filed 2022-08-01
CIK 1729173

UXIN-20F-2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38527

Uxin Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
1 & 3/F, No. 12 Beitucheng East Road Chaoyang District, Beijing 100029 People’s Republic of China	Feng Lin, Chief Financial Officer Telephone: +86 10 5691-6765 Email: ir@xin.com 1&3/F, No. 12 Beitucheng East Road Chaoyang District, Beijing 100029 People’s Republic of China
(Address of principal executive offices)	(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	UXIN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

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

1,146,044,859 Class A ordinary shares (excluding the 5,288,762 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan), 40,809,861 Class B ordinary shares and 400,524,323 senior preferred convertible shares, par value US$0.0001 per share, as of March 31, 2022.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

☒ Yes ☐ No

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
☐
Item 18

☐

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

☐ Yes ☐ No

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

•
we changed our fiscal year end from December 31 to March 31 in April 2020 and filed a transition report on Form 20-F covering the three-month period from January 1, 2020 through March 31, 2020, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended December 31, 2019. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended December 31, and from and after the Transition Period, ended March 31. For the avoidance of doubt, “fiscal year of 2021” refer to the year ended March 31, 2021 and “fiscal year of 2022” refer to the year ended March 31, 2022;
•
“ADSs” refer to the American depositary shares, each of which represents three Class A ordinary shares, par value US$0.0001 each;
•
“Check Auto” refer to our proprietary car inspection system;
•
“former VIEs” refer to the former variable interest entities that have become our wholly owned subsidiaries after the Restructuring, which are Youxin Internet (Beijing) Information Technology Co., Ltd., and Youxin Yishouche (Beijing) Information Technology Co., Ltd.;
•
“GMV” refer to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;
•
“NPS” refer to net percentages of promoters for our products and services (those who are willing to keep buying and refer us to others) against detractors (those who are not satisfied with and complain about our offerings);
•
“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;
•
“senior convertible preferred shares” refer to our senior convertible preferred shares, which can be convertible into our Class A ordinary shares at the currently applicable conversion price, par value US$0.0001. For the avoidance of doubt, the calculations of ownership and voting power in this annual report are made assuming that all the senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price;
•
“RMB” and “Renminbi” refer to the legal currency of China, which is our reporting currency;
•
“shares” refer to our ordinary shares and, where applicable, our senior convertible preferred shares, par value US$0.0001 per share;
•
“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•
“Uxin” or “our platform” refer to our platform primarily for buying and selling used cars, which primarily consists of vehicle sales businesses under our inventory-owning model for the fiscal year of 2021 and afterwards;
•
“Our WFOEs” refer to our wholly-owned subsidiaries in China;
•
“Restructuring” refers to a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which have become our wholly-owned subsidiaries; and
•
“we,” “us,” “our company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries, and, when describing our historical operations and consolidated financial information, also include the former VIEs in China and their subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3393 to US$1.00, the exchange rate on as of March 31, 2022 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

PART I

Item 1.
Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.
Offer Statistics and Expected Timetable
Item 3.
Key Information

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this annual report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries, and, when describing our historical operations and consolidated financial information, also includes the former VIEs and their subsidiaries in China.

Historically, we, through Yougu and Youxinpai, were subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. These historical contractual arrangements had enabled us to: (i) exercise effective control over the former VIEs and their subsidiaries; (ii) receive substantially all of the economic benefits of the former VIEs; and (iii) have exclusive options to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law.

These historical contractual agreements included equity interest pledge agreements, powers of attorney, exclusive business cooperation agreements, exclusive option agreements. We had evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs because of these historical contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs were consolidated as part of our financial statements for 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022 in this annual report. However, we consider revenues contributed by the former VIEs to be immaterial to our financial performance during the historical periods. Revenues contributed by the former VIEs accounted for 4.6%, 5.1%, 0.9% and 0.1% of our total revenues for 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively. We recorded net loss contributed by the former VIEs of 1.0%, 0.3%, 0.2%, 2.9% for 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively. Our business is primarily conducted through our subsidiaries.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of our company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated. As a result of the Restructuring, the former VIEs have become our wholly owned subsidiaries and we currently operate our business in China directly through our subsidiaries, rather than through any variable interest entity. See “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements.” However, prior to the Restructuring, our historical contractual arrangements may not be as effective as direct ownership in providing us with control over the former VIEs and the termination of these agreements may incur additional costs. There were and may also be substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to our historical contractual arrangements with the former VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the former VIEs is found to be or had been in violation of any existing or future PRC laws or regulations, or fail or had failed to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former consolidated affiliated entities.”

Our historical corporate structure was subject to risks associated with our contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. Our holding company, our PRC subsidiaries and the former VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, may affect the historical financial performance of the former VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the former VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key

Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Impact of Taxation on Dividends

We are incorporated in the Cayman Islands and had historically conducted businesses in China through our PRC subsidiaries and the former VIEs. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Our Mainland China and Hong Kong subsidiaries and the former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)
For purposes of this example, the tax calculation has been simplified.
(2)
The hypothetical pre-tax earnings are assumed to equal taxable income in China, without considering timing differences.
(3)
Certain subsidaries in Mainland China qualifies for a 15% preferential income tax rate. However, such rate is subject to qualification, is temporary in nature, and maynot be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at thetime of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the former VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the former VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and the former VIEs, to our Company and investors as well as the ability to settle amounts owed under historical VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.”

A. Selected Financial Data

We changed our fiscal year end from December 31 to March 31 in April 2020. The selected consolidated statements of comprehensive loss data for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, the selected consolidated balance sheets data as of March 31, 2021 and 2022, and selected consolidated cash flow data for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2017 and 2018, and selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and March 31, 2020 have been derived from our audited consolidated financial statements which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report.

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

In March 2020, we entered into definitive agreements with 58.com to divest our B2B online used car auction business (which constituted the core of our 2B business). Liabilities associated with the divestiture were reclassified as liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the divested 2B business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com was closed in April 2020.

In September 2020, we shifted to an inventory-owning model where we build-up and sell our own inventory of used cars.

Unless indicated otherwise, the discussion of our financial data in this annual report relates to continuing operations only. The following table presents our selected consolidated statements of comprehensive loss data for the years ended December 31, 2017, 2018, and 2019, the three months ended March 31, 2019 and 2020, and the fiscal years ended March 31, 2021 and 2022:

	For the Year Ended December 31,			For the Three Months Ended March 31,		For the Fiscal Years Ended March 31,
	2017	2018	2019	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(Unaudited)
	(in thousands, except for share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues(1):
Retail vehicle sales	—	—	—	—	—	463,547	780,371	123,101
Wholesale vehicle sales	—	—	—	—	—	51,249	823,466	129,899
Commission revenue	—	203,158	711,362	148,840	48,038	41,939	—	—
Value-added service revenue	—	166,482	636,046	135,475	40,456	35,248	—	—
Others	309,133	289,450	240,623	51,476	15,367	65,425	32,279	5,092
Total Revenues	309,133	659,090	1,588,031	335,791	103,861	657,408	1,636,116	258,092
Cost of revenues(2)	(92,735)	(418,852)	(689,292)	(156,372)	(110,714)	(673,711)	(1,588,398)	(250,564)
Gross profit	216,398	240,238	898,739	179,419	(6,853)	(16,303)	47,718	7,528
Operating expenses:
Sales and marketing(2)	(179,328)	(1,488,699)	(1,184,997)	(345,673)	(189,503)	(339,013)	(222,139)	(35,042)
Research and development(2)	—	(124,513)	(140,006)	(32,634)	(31,176)	(74,137)	(36,200)	(5,710)
General and administrative(2)	(389,072)	(1,070,419)	(402,040)	(86,970)	(74,926)	(277,925)	(151,024)	(23,823)
Gains/(losses) from guarantee liabilities	1,840	(4,414)	(194,385)	(9,188)	—	—	—	—
Provision for credit losses, net	(38,075)	(40,626)	(271,372)	—	(1,939,570)	(91,593)	687	108
Total operating expenses	(604,635)	(2,728,671)	(2,192,800)	(474,465)	(2,235,175)	(782,668)	(408,676)	(64,467)
Other operating income, net	—	—	1,925	—	56,043	246,346	82,017	12,938
Loss from continuing operations	(388,237)	(2,488,433)	(1,292,136)	(295,046)	(2,185,985)	(552,625)	(278,941)	(44,001)
Interest income	2,234	24,554	14,958	1,990	3,081	45,140	3,660	577
Interest expenses	(199)	(63,880)	(112,587)	(26,493)	(29,029)	(95,953)	(41,222)	(6,503)
Other income	4,248	23,721	71,142	25,140	2,420	15,672	5,227	825
Other expenses	(3,808)	(25,568)	(36,569)	(4,751)	(10,118)	(7,890)	(8,925)	(1,408)
Foreign exchange (losses)/gains	(627)	(8,232)	4,247	(799)	(388)	(15,887)	(9,336)	(1,473)
Fair value change of derivative liabilities	(885,821)	1,185,090	—	—	—	—	—	—
Fair value impact of the issuance of senior convertible preferred shares	—	—	—	—	—	—	186,231	29,377
Gain from disposal of investment, net	—	—	28,257	—	—	—	—	—
Impairment of long-term investment	—	—	(37,775)	—	—	—	—	—
Gain from disposal of subsidiaries	—	—	—	—	179,020	—	—	—
Inducement charge of convertible notes	—	—	—	—	—	(121,056)	—	—
Loss from continuing operations before income tax expense	(1,272,210)	(1,352,748)	(1,360,463)	(299,939)	(2,040,999)	(732,599)	(143,306)	(22,606)
Income tax (expense)/benefit	(211)	(1,644)	2,554	(1,556)	(326)	(33)	(245)	(39)
Equity in income of affiliates, net of tax	3,597	2,631	30,231	5,956	6,940	15,657	328	52
Net loss from continuing operations, net of tax	(1,268,824)	(1,351,761)	(1,327,678)	(295,539)	(2,034,385)	(716,975)	(143,223)	(22,593)
Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(445)	(5,383)	(9)	—-	—-
Net loss from continuing operations, attributable to UXIN LIMITED	(1,243,622)	(1,335,990)	(1,326,226)	(295,094)	(2,029,002)	(716,966)	(143,223)	(22,593)
Discontinued operations
Net (loss)/income from discontinued operations before income tax	(1,478,615)	(173,583)	(659,458)	22,977	(455,177)	295,744	—	—
Income tax expense	(359)	(12,941)	(2,992)	(12,422)	—	—	—	—
Net (loss)/income from discontinued operations, net of tax	(1,478,974)	(186,524)	(662,450)	10,555	(455,177)	295,744	—	—
Net (loss)/income from discontinued operations, attributable to UXIN LIMITED	(1,478,974)	(186,524)	(662,450)	10,555	(455,177)	295,744	—	—
Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(284,984)	(2,489,562)	(421,231)	(143,223)	(22,593)
Less: net loss attributable to non-controlling interests shareholders	(25,202)	(15,771)	(1,452)	(445)	(5,383)	(9)	—	—
Net loss attributable to UXIN LIMITED	(2,722,596)	(1,522,514)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(143,223)	(22,593)
Accretion on redeemable preferred shares	(555,824)	(318,951)	—	—	—	—	—	—
Deemed dividend to preferred shareholders	(587,564)	(544,773)	—	—	—	—	—	—
Deemed dividend from preferred shareholders	92,779	—	—	—	—	—	—	—
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(143,223)	(22,593)
Net loss	(2,747,798)	(1,538,285)	(1,990,128)	(284,984)	(2,489,562)	(421,231)	(143,223)	(22,593)
Foreign currency translation, net of tax nil	43,406	4,818	(17,976)	6,027	40,028	110,983	70,714	11,155
Total comprehensive loss	(2,704,392)	(1,533,467)	(2,008,104)	(278,957)	(2,449,534)	(310,248)	(72,509)	(11,438)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(27,861)	(22,359)	(1,558)	(445)	(3,927)	(9)	—	—
Total comprehensive loss attributable to UXIN LIMITED	(2,676,531)	(1,511,108)	(2,006,546)	(278,512)	(2,445,607)	(310,239)	(72,509)	(11,438)
Net loss attributable to ordinary shareholders	(3,773,205)	(2,386,238)	(1,988,676)	(284,539)	(2,484,179)	(421,222)	(143,223)	(22,593)
Weighted average number of ordinary shares used in computing net loss per share, basic	49,318,860	477,848,763	886,613,598	881,704,014	888,460,868	1,100,650,208	1,168,419,750	1,168,419,750
Weighted average number of ordinary shares used in computing net loss per share, diluted	49,318,860	477,848,763	886,613,598	881,704,014	888,460,868	1,330,913,033	1,354,506,021	1,354,506,021
Net (loss)/income per share for ordinary shareholders, basic
—Continuing operations	(46.52)	(4.60)	(1.50)	(0.33)	(2.28)	(0.65)	(0.12)	(0.02)
—Discontinued operations	(29.99)	(0.39)	(0.75)	0.01	(0.51)	0.27	—	—
Net (loss)/income per share for ordinary shareholders, diluted
—Continuing operations	(46.52)	(4.60)	(1.50)	(0.33)	(2.28)	(0.65)	(2.07)	(0.33)
—Discontinued operations	(29.99)	(0.39)	(0.75)	0.01	(0.51)	0.22	—	—

(1)
The presentation of revenue components changed in the fiscal year of 2021 to reflect the changes of our business model since September 2020. Please see “Item 4. Information on the Company—B. Business Overview” for more detailed discussion.
(2)
Share-based compensation in the amount of RMB165.9 million, RMB1,052.0 million, RMB100.3 million, negative RMB32.6 million, negative RMB19.1 million and RMB26.5 million (US$4.2 million) in 2017, 2018, 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018, 2019, and March 31, 2020, 2021 and 2022:

	As of December 31,			As of March 31,
	2017	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	291,973	800,997	478,200	342,504	192,605	128,021	20,195
Restricted cash	1,617,230	1,011,705	706,988	454,931	41,114	8,276	1,306
Advance to sellers	246,287	692,714	288,550	132,526	—	—	—
Financial lease receivables, net	438,693	294,511	121,820	15,048	—	—	—
Inventory, net	77,941	19,380	13,792	10,314	69,587	426,257	67,240
Total assets	5,298,913	7,349,390	5,383,096	2,647,331	1,233,533	1,251,199	197,372
Convertible notes, current	—	1,188,192	324,644	375,449	—	—	—
Short-term borrowings and current portion of long-term borrowings	426,783	624,588	263,425	119,069	79,560	233,000	36,755
Current portion of long-term debt	—	—	—	—	—	102,206	16,123
Long-term debt	—	—	—	—	—	817,648	128,981
Convertible notes, non-current	—	—	1,672,796	1,679,130	1,614,040	—	—
Total liabilities	5,059,894	4,977,747	4,917,976	4,991,978	3,229,388	2,234,798	352,531
Total Mezzanine equity	8,420,644	—	—	—	—	526,484	83,051
Total shareholders’ (deficit)/equity	(8,181,625)	2,371,643	465,120	(2,344,647)	(1,995,855)	(1,510,083)	(238,210)
Capital Stock	30	575	581	581	733	782	123
Number of outstanding ordinary shares	49,318,860	880,659,899	887,617,391	887,667,457	1,112,431,559	1,186,854,720	1,186,854,720

The following table presents our selected consolidated statements of cash flow data for the years ended December 31, 2017, 2018, 2019, the three months ended March 31, 2019 and 2020, and the fiscal years ended March 31, 2021 and 2022:

	For the Year Ended December 31,			For the Three Months Ended March 31,		For the Fiscal Years Ended March 31,
	2017	2018	2019	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
				(Unaudited)
	(in thousands, except for share data)
Selected Consolidated Statements of Cash Flow Data
Net cash used in operating activities	(1,834,243)	(2,281,333)	(1,194,101)	(188,061)	(411,271)	(1,122,308)	(844,962)	(133,288)
Net cash (used in)/ generated from investing activities	(586,843)	(1,078,617)	(484,254)	(6,645)	159,898	443,016	(16,769)	(2,646)
Net cash generated from / (used in) financing activities	3,288,842	4,274,052	73,630	(127,066)	(165,519)	130,317	764,422	120,585
Effect of exchange rate changes on cash, cash equivalents and restricted cash	3,334	(9,278)	960	(11,983)	4,065	(14,741)	(113)	(18)
Net increase/(decrease) in cash, cash equivalents and restricted cash	871,090	904,824	(1,603,765)	(333,755)	(412,827)	(563,716)	(97,422)	(15,367)
Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the period	—	179,202	1,001,325	1,001,325	25,074	—	—	—
Cash, cash equivalents and restricted cash at beginning of the year/(period)	1,038,113	1,730,001	1,812,702	1,812,702	1,185,188	797,435	233,719	36,868
Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the period	179,202	1,001,325	25,074	1,223,916	—	—	—	—
Cash, cash equivalents and restricted cash at end of the year/(period)	1,730,001	1,812,702	1,185,188	1,256,356	797,435	233,719	136,297	21,501

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

•
If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected;
•
Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations;
•
Our business, operating results and financial condition have been and may continue to be adversely affected by the ongoing COVID-19 pandemic;
•
We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors;
•
We are not profitable and have negative cash flows from operations, which may continue in the future;
•
If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected;
•
Failure to acquire attractive inventory, whether due to supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations;
•
Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations;
•
We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations;
•
We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed; and
•
Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.
Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•
If the PRC government determines that the historical contractual arrangements with the former VIE structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs that conducted all or substantially all of our operations.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;
•
The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities;
•
The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs;
•
Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us;
•
Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws;
•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and
•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

•
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;
•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;
•
The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;
•
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and
•
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

Our reputation as a trusted leading e-commerce platform for buying and selling used cars in China is critical to our success. If we fail to maintain a high level of customer trust in our goods and services, our business, financial condition and results of operations could be materially and adversely affected.

We work with third-party service providers to serve customers and fulfill the transactions made on our platform, such as car delivery, title transfer and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage these services, our business, financial condition and results of the operations would be adversely affected. We provide trainings to our third-party service providers and require them to act in line with our operating and customer servicing standards. However, if these third-party service providers fail to maintain a high level of performance consistent with our requirements, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of the operations may be adversely affected.

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

The COVID-19 pandemic has continued to spread across the world and has created unique global and industry-wide challenges. COVID-19 has resulted in quarantines, travel restrictions, and the temporary closure of facilities in China and many other countries. New COVID-19 variants have also emerged in a few countries, including China, potentially extending the period where COVID-19 will negatively impact the global economy.

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

The COVID-19 pandemic has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars were also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or yet to resume full operations. All of these factors created considerable barriers to used car purchase and fulfillment, which has severely disrupted our business operations during the first quarter of 2020 and continued to weigh on our results until the date of this annual report. In addition, borrowers’ ability or willingness to repay their auto loans may also be negatively affected by general economic downturns. As the impact of the pandemic are being fully considered in the credit loss assessment under the new accounting standard effective on January 1, 2020, a significant provision for credit losses and losses from guarantee liabilities have been provided for the first quarter of 2020 associated with our historically-facilitated loans that were not transferred to Golden Pacer as part of the divestiture of our loan facilitation related business. Since December 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to new COVID-19 variants. As a result, the Chinese government has implemented similar to or stricter than the measures described above to contain further spread of COVID-19. Because of the city-wide lock-downs from time to time, there have been strains and certain adverse impact on our business activities.

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

We face intense competition in the used car industry both online and offline. Our competitors may have significantly more resources than we do, including financial, technological, marketing and others and may be able to devote greater resources to the development and promotion of their platforms and services. As a result, they may have deeper relationships with auto financing partners and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and to undertake more extensive marketing campaigns, which may render our platform less attractive to customers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our gross profit margin for vehicle sales, lower our service fees, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. We may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We encountered and may in the future continue to encounter various disputes with our competitors, including lawsuits involving claims asserted under intellectual property laws, unfair competition laws and defamation which may adversely affect our business and reputation. Failure to compete with current and potential competitors could materially harm our business, financial condition and our results of operations.

We are not profitable and have negative cash flows from operations, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses from continuing operations of RMB1,327.7 million, RMB2,034.4 million, RMB717.0 million and RMB143.3 million (US$22.6 million) in 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, respectively. In addition, we had negative cash flow from operating activities of RMB1,194.1 million, RMB411.3 million, RMB1,122.3 million and RMB845.0 million (US$133.3 million) in 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, respectively.

Our ability to continue as a going concern is heavily dependent on our ability to successfully execute our business plans in order to decrease operating cash outflows, including increasing retail sales volume, and continuing to control and optimize operating costs and expenses, which primarily include vehicle acquisition costs, customer acquisition costs and labor costs. To execute these business plans, we will continue to gain reputation among customers and brand recognition through offering high-quality and value-for-money used cars and pre-and-after sales services, which may also boost our market share in both offline and online used car markets. Meanwhile, we will continue to optimize our cost and expense structure to improve the capital and operating efficiency of our business. In order to boost our gross margin, greater proportion of cars will be acquired directly from individual car owners, since such acquisition channel is the most cost-effective. For the purpose of raising sales conversion rate, we will apply precision marketing, and continually strive for stronger brand image, consolidating our reputability through the most cost-effective marketing methods. In addition, we will enhance supply chain automation, and further invest in and improve our digitalized systems backed by big data such as pricing system, vehicle selection system and vehicle deployment system. We believe these measures will greatly facilitate our operational efficiency, thus effectively controlling and reducing operating costs. We will also will further preserve liquidity and manage cash flows by reducing discretionary expenditure such as general and administrative expenses.

Our company is entitled to an investment of US$100 million for the subscription of our senior convertible preferred shares with installment payment plan before June 2023. We also issued Class A ordinary shares to 58.com Holdings Inc. (“58.com”) in exchange for the full release of our obligations under the previously issued convertible notes. Concurrently, in order to settle a long-term borrowing, we entered into a loan agreement (which pledges an equity interest in an investment) for a total of RMB290 million with a third party.

Additionally, we have consideration payable to WeBank and long-term debt that will become due after the next twelve months. These obligations, together with the rental commitment post completion of Hefei IRC and the possibility that we may continue to incur net losses and negative cash flows from operation will impact our liquidity. Concurrently, as part of the share subscription agreement we entered into with NIO Capital and Joy Capital in June 2021, the two investors still retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. Our plan to improve the current liquidity status due to the maturity of these obligations includes: (i) negotiating with the two investors to exercise their warrants; (ii) restructuring existing obligations to reduce cash payments; and (iii) working on several other initiatives to further improve our working capital efficiency.

We have concluded, after considering our plans above, that we have alleviated the substantial doubt as to our ability to continue as a going concern. We believe that our current cash and cash equivalents, cash proceeds received or to be received from the recent financing transactions and the anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements for the next twelve months of operations.

However, we may need to continue to invest heavily in various aspects of our operations, such as labor, infrastructure, sales and marketing, to facilitate the expansion of the offline regional markets in the future. These investments may not lead to revenue increase or generate positive cashflow in time, or at all. In addition, we may not be able to execute the aforementioned plans to improve the liquidity status noted above.

We may incur additional losses and negative cash flow in the future for a number of reasons, including decreasing demand or slower than expected increase in demand for used cars and our services, increasing competition, weakness in the automotive retail industry in general, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If our revenues decrease, we may not be able to reduce our costs and expenses proportionally in a timely manner because many of our costs and expenses are fixed. In addition, if we reduce our costs and expenses, we may limit our ability to acquire customers and grow our revenues. Accordingly, we may not be able to achieve profitability and we may continue to incur additional losses in the future.

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

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

•
providing high-quality and value-for-money used vehicles;
•
continue to improve our existing full-range car purchasing service and customer’s satisfaction;
•
launch new services and develop cross-selling opportunities;
•
stabilize our costs and expenses and enhance our efficiency;
•
achieve success with respect to our Inspection and Reconditioning Centers, or IRCs, in Xi’an and Hefei, respectively;
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

Failure to acquire attractive inventory, whether due to supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations.

Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory of used cars. By switching to and adopting the inventory-owning model, our vehicle supply channels are expanded to include consumers who intend to sell their existing cars, 4S shops, corporate clients and auction platforms. The transformation of our business model has enabled us to obtain better control over order flow and supply chain management, which further strengthens our ability to maximize customer value through our dedicated approach: offering high-quality and value-for-money used cars alongside best-in-class purchasing services. However, there can be no assurance that the supply of high-quality and value-for-money used vehicles will be sufficient to meet our needs. A reduction in the availability of or access to sources of desirable inventory could have a material adverse effect on our business, sales and results of operations.

Additionally, we evaluate and predict mechanical soundness, consumer desirability and relative value as prospective inventory. If we fail to properly assess vehicle condition before we purchase them, it could adversely affect our ability to acquire desirable inventory. Our ability to source vehicles could also be affected by fierce competition in our industry, both from e-commerce platform for used-car trading directly and through other used vehicle dealers directly. In addition, we remain dependent on others to sell us used vehicles, and there can be no assurance of an adequate supply of such vehicles on terms that are attractive to us.

Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations.

Our purchases of used vehicles for building our own inventory are largely based on projected demand, which was primarily determined based on the then existing market condition. If our projections turn out to be inaccurate or actual sales are materially less than our forecasts, we may experience an over-supply of used vehicle inventory, which will generally cause downward pressure on our sales prices and margins and increase our average days to sale. If we have excess inventory or our average days to sale increases, we may be unable to liquidate such inventory at prices that allow us to meet margin targets or to recover our costs, which could have a material adverse effect on our results of operations.

We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third-party service providers to serve customers and fulfill the transactions made on our platform, such as auto financing, car delivery, title transfers, and other after-sales services. We carefully select our third-party service providers and business partners, but we are not able to control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we could suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are not successful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business and results of operations would be materially and adversely affected.

We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed.

We may continue to invest substantial financial and other resources in marketing initiatives to grow our customer base. We currently carry out our marketing activities mainly by acquiring traffic through new media platforms with the goal of attracting more visitors to our platform. We face intense competition from our competitors who may have greater marketing resources than we do. If we fail to conduct our marketing activities effectively and efficiently, or if our traffic acquisition efforts and marketing campaigns are not successful, our growth, results of operations and financial condition could be materially and adversely affected.

Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•
protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•
addressing concerns related to privacy and sharing, safety, security and other factors; and
•
complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the MIIT, the CAC, the Ministry of Public Security and the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security and Privacy Protection.” The following are examples of certain recent PRC regulatory activities in this area:

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Personal Information and Privacy

•
The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.
•
In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our website or our mobile platform and input protected information, we may become subject to provisions of the GDPR.

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

Our limited operating history in certain of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, we have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first IRC in Xi’an has been in operation in March 2021 and our second IRC in Hefei has been in operation since November 2021. Starting from early 2018, we have started to fulfill online used car transactions for consumers, which we previously referred to as “2C cross-regional business”. With our online used-car-buying product and service offerings, we enable consumers to buy used cars online without the need to go to offline dealerships or see the actual car when making the purchase. In addition, we entered into a binding term sheet, definitive agreements and supplemental agreements, in July 2019, September 2019 and April 2020, respectively, with Golden Pacer to divest our loan facilitation related business. Pursuant to the series of agreements, we divested our entire 2C intra-regional business in which we facilitated offline used car transactions between consumers and dealers in local used car marketplaces, and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business since November 2019. We also divested our salvage car related business to Boche in January 2020 as well as our 2B business to 58.com pursuant to definitive agreements we entered into in March 2020. The transaction with Golden Pacer closed upon the signing of the supplemental agreements in April 2020, and the transactions with Boche and 58.com closed in January 2020 and April 2020, respectively. Such developments or adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

The price of used cars sold on our platform and the fees we charge may fluctuate or decline in the future, and any material decrease in such price and fees would harm our business, financial condition and results of operations.

Since the built up of our own inventory since September 2020, most of our revenues are derived from vehicle sales. Before we built our own inventory, most of our revenues were derived from the fees we charged from transactions on our platform, such as commission fee and value-added service fee from our 2C business. Prior to the divestiture of our 2B business, we also generated transaction facilitation service fee from the 2B business. Maintaining and growing our revenues depends on a number of factors, including:

•
our ability to offer high-quality and value-for-money used cars to our customers;
•
our ability to deliver satisfactory online used car transaction experience to our customers;
•
our ability to attract consumers to our platform;
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

Certain of our PRC subsidiaries used to engage in business activities that are not within their registered business scope. As of the date of this annual report, we are not aware of any action, claim, or investigation being conducted or threatened by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, or its local branches with respect to such business activities. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted by the SAMR as “doing business beyond the business scope” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

In addition, pursuant to relevant laws and regulations, as some of our PRC subsidiaries are regarded as operators of used car marketplaces and used car related business, these entities are required to complete filings with the Ministry of Commerce of the PRC, or the MOFCOM, at provincial level. These PRC subsidiaries have completed such required filings with the relevant authorities and we will strive to complete relevant filings if certain of our subsidiaries commence used car related business. However, there is no assurance we will be able to complete the filing in a timely manner, or at all. Failure to comply with the filing requirements may subject our business to restriction, which would have an adverse impact on our business and results of operations.

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

In addition, certain of our PRC subsidiaries used to engage in Internet freight business temporarily, for which we might be required to obtain the Road Transportation Operation Permit and Value-added Telecommunications Business License that certain entities did not have. As of the date of this annual report, we are not aware of any action, claim, or investigation being conducted or threatened by the relevant authority. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted as “operating without a license” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

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

In August 2017, the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules, which became effective on October 1, 2017. Pursuant to the Financing

Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

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

We operate as a leading e-commerce platform for buying and selling used cars in China’s. We cannot assure you that this market will continue to grow rapidly in the future. Furthermore, the growth of China’s used car industry could be affected by many factors, including:

•
general economic conditions in China and around the world;
•
ongoing COVID-19 pandemic or any other serious contagious diseases;
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

We rely on our employees to carry out our operating objectives and are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct car inspection, process large numbers of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors on the part of our employees.

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

We were named as a defendant in the two putative shareholder class action lawsuits described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” In May 2021, we have settled the two putative shareholder class action lawsuits for a total of US$9.5 million approved by court, out of which US$6.5 million were covered by our insurance policy and we made a contribution of US$3.0 million. Although the lawsuits were settled, the process lasted for over a year and utilized a significant portion of our resources and diverted management’s attention from the day-to-day operations of our company, all of which could harm our business. We cannot assure you that similar class action claims will not occur in the future. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.

We may be subject to disputes with various counterparties with which we transact from time to time in the ordinary course of our business, such as service providers, customers, competitors and investors, which may lead to legal proceedings. These proceedings, if and when materialize, could have a material adverse effect on our business, results of operations and financial condition. Claims arising out of actual or alleged violations of law could also be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our third-party financing partners, or third-party providers of various services, including logistics and delivery service, title transfer service, car repair, car inspection equipment, loan servicing, car collateral repossession, and certain data services.

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of March 31, 2022 and do not believe that any of the intellectual property infringement claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Since our inception, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. In addition, we issued convertible notes in the total principal amount of US$280 million in 2019, of which US$50 million and US$69 million in principal amount were converted into Class A ordinary shares on July 23, 2020 and July 12, 2021, respectively. In October 2020, we completed private placements with GIC and Wells Fargo for subscription of our Class A ordinary shares for an aggregate amount of US$25 million. We also entered into definitive agreements with NIO Capital and Joy Capital in June 2021 for the subscription of senior convertible preferred shares, to raise an aggregate amount of up to US$315 million. The first closing for US$100 million was completed on July 12, 2021 and the second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, the Company issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. In addition, we entered into definitive agreements with NIO Capital in June 2022 for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment. However, we cannot guarantee that additional funds to support our business will be available on reasonable terms, or at all when we need them.

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

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the fiscal year ended March 31, 2022, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. We are in the process of implementing a number of measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, since we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was ineffective for the fiscal year ended March 31, 2022. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to implement adequate measures to remediate our existing material weakness, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and the global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the COVID-19 pandemic, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.”

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

Our financing partners and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China, or the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan facilitation service providers, consumer finance marketplaces or e-commerce platform for buying and selling used cars to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We are subject to changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations promulgated by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable laws. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than US$1.03 per ordinary share to US$1.03 per share, provided that any participating option holder agrees to the amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the remeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the consolidated statements of comprehensive loss during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

For the years ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, we recorded an aggregate of RMB100.3 million, negative RMB32.6 million, negative RMB19.1 million and RMB26.5 million (US$4.2 million), respectively, in share-based compensation expenses. As of March 31, 2022, our unrecognized share-based compensation expenses related to the share options and restricted share units amounted to RMB90.8 million (US$14.3 million). We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

In addition to the impact of COVID-19, our business could be adversely affected by the effects of other epidemics such as Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, or Severe Acute Respiratory Syndrome, or SARS. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese and global economy in general.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and, historically, through contractual arrangements with the former VIEs based in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operate these businesses in China through the former VIEs.

In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible PRC subsidiaries, Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and since then they have been operating our main online businesses instead of the former VIEs, Youxin Hulian and Yishouche.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of the Company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the VIEs, receive substantially all of the economic benefits of the VIEs and have exclusive options to purchase all or part of the equity interests in the VIEs, were effectively terminated. As a result of the Restructuring, the VIEs have become our wholly owned subsidiaries and we currently operates our business in China directly through our subsidiaries, rather than through any variable interest entity.

We, through the former VIEs, had been historically subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. Because of these contractual arrangements, we are considered as the primary beneficiary of the former VIEs in China and accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022 in this annual report.

Although we have completed the Restructuring in March 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the COVID-19 also had some impact on the Chinese economy in the past two years. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the former VIEs’ operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities on July 6, 2021, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. It is uncertain whether we would be deemed as a CIIO or an online platform operator which is under the censorship of the Review Measure in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The PRC governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs being offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On December 24, 2021, the CSRC and relevant departments of the State Council published a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administrative Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures, for public comments. The Draft Administrative Provision and the Draft Filing Measures, collectively with other relevant regulations, the Draft Rules Regarding Overseas Listings, to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aims to lay out the regulatory filing requirements for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listings, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within 3 working days. The required filing materials for an initial public offering and listing should include but not limited to record-filing report and related undertakings; compliance certificate from the primary regulator of the applicant’s business; filing or approval documents (if applicable); security assessment opinion issued by related departments (if applicable); PRC legal opinion; and the prospectus. In addition, China-based companies may be prohibited from overseas offerings and listings (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, the applicants’ domestic enterprises or controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5)

if, in the past three years, directors, supervisors, or senior executives of the applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, regulators may issue an order to suspend relevant businesses or halt operations for rectification, and revoke relevant business permits or operational licenses.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we have not received any inquiry or notice or any objection to this annual report from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

Although the Draft Rules Regarding Overseas Listing and the Relevant Officials of the CSRC Answered Reporter Questions on December 24, 2021 provides that companies with VIE structure are eligible to list overseas after filing with the CSRC and if complying with domestic laws and regulations, there is no specific rules regarding the compliance conditions. In addition, the CSRC may consult relevant competent authorities if needed and the consulting period is uncertain, which may delay the filing procedure or, the securities regulatory agency under the State Council and competent authorities under the State Council may impose a postponement or termination of the intended overseas offering and listing, and cancel the corresponding filing if the intended overseas offering and listing has been filed. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer ADSs, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We have conducted our business in China primarily through the former VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

In particular, PRC laws and regulations concerning the used car e-commerce industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating our industry and amend the existing laws and regulations in the future. See “—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates for our business operations may materially and adversely affect our business, financial condition and results of operations.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the used car service industry and online used car transaction industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict e-commerce platform for used cars like us, which could materially and adversely affect our business and results of operations.

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

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, none of whom currently reside in the United States and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between the United States and China on trade matters in January 2020, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented, and may further implement, measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition, and results of operations.

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

Governmental control of currency conversion may affect the value of your investment

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008, and SAMR has sought public comments on the Draft Amendment to the Anti-Monopoly Law, or the Draft for Comment, in January 2020, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, revised in 2008, is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” The draft also proposes for the relevant authority to investigate a transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities (VIE) shall fall within the scope of anti-monopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our PRC subsidiaries in China and capital contributions are subject to PRC regulations and approvals or filing. For example, loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local branch. Information about capital contributions to our PRC subsidiaries must be filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. On October 23, 2019, SAFE promulgated Circular 28, which stipulates that non-investment foreign-funded enterprises are allowed to make domestic equity investment with their capital funds on the premise that the Negative List is not violated and the projects invested thereby in China are true and compliant. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entity requires financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, certain of our PRC subsidiaries that do not hire any employees and are not a party to any employment agreement, have not applied for and obtained such registration, and instead of paying the social insurance payment on their own for their employees, certain of our PRC subsidiaries use third-party agencies to pay in the name of such agency. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

Dividends we may receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a

Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the fiscal year ending March 31, 2024 which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the SAMR where the business premise is located to set it up as branch office and obtain business license. We have successfullly registered and set up branch offices nationwide for all of our newly opened business premise. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation and our business, results of operations and financial condition could thus be adversely affected.

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
•
changes in the operating performance or market evaluations of other e-commerce platform for buying and selling used carss;
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

As of July 27, 2022, Mr. Kun Dai, the beneficially owner of all our issued Class B ordinary shares, beneficially owned 12.0% of the aggregate voting power of our company, assuming all the senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 14,764,090 Class A ordinary shares that represent approximately 0.47% of our outstanding share capital as of July 27, 2022 in favor of third-party lenders in connection with certain loans in an aggregate principal amount of approximately US$163.1 million, most proceeds of which were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The loans became due in December 2019 and the borrowers are currently in discussion with the lenders to seek extensions of the loans. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership footnote (1).” Subsequent to our initial public filing, the loan agreements with the third-party lenders were amended to add margin call provisions and top-up requirements regarding our shares. If any lender enforces its security interests in such pledged shares upon an event of default, triggering of the margin call and top-up requirements or other circumstances, or any borrower needs to use the pledged shares to repay the loan, the pledged shares may be sold on the public market. For example, in connection with a loan in the principal amount of US$150.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment Holding Limited as lenders, Huangpu Investment Holding Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 61,129,800 Class A ordinary shares were transferred to Huangpu Investment Holding Limited on May 17, 2021. Huangpu Investment Holding Limited disposed of these securities in December 2021. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited and BOCOM International Supreme Investment Limited, Mr. Dai beneficially owned an aggregate of 12.0% of the total voting power of our company as of July 27, 2022, assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

We will incur increased costs as a result of being a public company, particularly since we have ceased to qualify as an “emerging growth company.”

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

Since we have ceased to be an “emerging growth company,” we have incurred and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in our transaction with NIO Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d) without seeking shareholder approval, in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval and did not hold an annual shareholders meeting for the fiscal year of 2022. In addition, we rely on home country practice and our board of directors does not consist of a majority of independent directors. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

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

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the former VIEs and their subsidiaries as being beneficially owned by us for U.S. federal income tax purposes because we control their management decisions, we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of the former VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the former VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for our taxable year ended March 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, or GloryFin, which was incorporated in Hong Kong, and its three wholly-owned subsidiaries, Kai Feng Finance Lease (Hangzhou) Co., Ltd., or Kaifeng, Youqin (Shaanxi) Automobile Manufacture Co., Ltd. (formerly known as Youqin (Shaanxi) Finance Lease Co., Ltd.), and Boyu Finance Lease (Tianjin) Co., Ltd.

In November 2014, we established UcarBuy Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarBuy Holding Limited established UcarBuy HK Limited, which established a wholly-owned subsidiary, Youxin (Shanghai) Used Car Business Co., Ltd., which we refer to as Youxin Shanghai. In July 2019, Youxin Shanghai became a wholly-owned subsidiary of GloryFin.

Youxinpai and Yougu entered into a series of contractual arrangements with Youxin Hulian and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, respectively, and their respective shareholders. Youxin Hulian and Yishouche are collectively referred to as the former VIEs.

We have been conducting our 2C business through Yougu and Yishouche. Yougu operates the website www.xin.com and mobile apps for our 2C business and has obtained approval from Shanghai Communications Administration to conduct value-added telecommunications services in the scope of online data processing and transaction processing (operating e-commerce).

On June 27, 2018, our ADSs commenced trading on Nasdaq under the symbol “UXIN.” We raised from our initial public offering US$204.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us. Concurrently with our initial public offering, we sold convertible notes to CNCB and Golden Fortune, resulting in net proceeds to us of US$100 million and US$75 million, respectively. The notes each bears an interest rate of 6% and 6.5% per annum. They became due and were paid in June 2019.

In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock, TPG, 58.com, among others, which will become due and payable on June 11 and June 12, 2024 unless converted earlier (the "2024 Notes"). The note holders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the notes equals US$1.03 and may be adjusted and each note bears an interest rate of 3.75% per annum. On July 12, 2021, the note holders have converted a principal amount of US$69 million convertible notes to 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The note holders have also irrevocably waived the conversion rights with respect to their respective remaining portions. In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions.

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

In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our senior convertible preferred shares of Uxin Limited. The first closing in the amount of US$100 million was completed for Uxin Limited’s issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million was completed for the issuance of 80,104,865 senior convertible preferred shares in November 2021. Another US$10 million and US$7.5 million of the second closing was completed in March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million.

As of March 31, 2022, we had completed the Restructuring of the VIE structure to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of the company.

On June 30, 2022, we entered into a share subscription agreement with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment.

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions.

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

Divestiture of loan facilitation business

In July 2019 and September 2019, we entered into a binding term sheet and definitive agreements respectively, with Golden Pacer to divest our loan facilitation related business, which we refer to as the Loan Facilitation Divestiture. In April 2020, we entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the Loan Facilitation Divestiture, pursuant to which we divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the transaction. As a result, assets and liabilities related to the historically-facilitated loans for XW Bank were reclassified on a net basis as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss in all of the periods presented. Prior to the Loan Facilitation Divestiture, we facilitated consumer auto loans for both new and used car transactions through our 2C business by entering into a series of arrangements with our customers and third-party financing partners who primarily funded the auto loans to our customers. After the Loan Facilitation Divestiture and through our business cooperation with Golden Pacer, Golden Pacer becomes our financing solution provider who directly works with third-party financing partners to facilitate auto loans, and we no longer provide loan facilitation related guarantee services in connection with our 2C online used car transactions. By referring the used car financing options provided by our financing solution providers to our customers, we continue to enable our consumers to conveniently access various auto financing products on our platform. The transaction closed upon the signing of the supplemental agreements in April 2020.

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

Divestiture of 2B business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com, which we refer to as the 2B Divestiture. Liabilities associated with the 2B Divestiture were reclassified as liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the 2B Divestiture were reported as loss from discontinued operations in the consolidated statements of comprehensive loss in all of the periods presented. The transaction with 58.com was closed in April 2020. As part of another transaction with 58.com for the issuance of shares in exchange for the full release of our obligations under the notes held by 58.com in July 2022, our company and 58.com have mutually released the other party from claims arising out of obligations under certain historical transactions, including the unreceived disposal consideration of the 2B Divestiture transaction.

B.
Business Overview

We are a leading e-commerce platform for buying and selling used cars in China. With our inventory-owning model, we provide our customers a comprehensive transaction solution that encompasses the entire value chain, ranging from used-car acquisition, inspection and reconditioning, warehousing, as well as pre-sales and after-sales services. We offer high-quality and value-for-money used cars as well as superior full suites of services to customers through a reliable, one-stop and hassle-free transaction experience. Empowered by our omni-channel sales approach, we are able to establish market leadership by serving customers both nationwide through our online platform and in selected regions through our offline inspection and reconditioning centers (IRCs).

Since early 2018, we have been offering online used-car-buying products and services (2C online transactions) to customers nationwide through our online platform. By removing the geographic boundaries of used car transactions, our online platform facilitates each step of the transaction process and establishes a seamless self-service purchasing experience. With the abundant used-car listings and transparent price estimates displayed on our platform, our customers can easily place an order online, free from paying any hidden extra fees, and also enjoy our carefree after-sales support. Leveraging our vast nationwide logistics and delivery network, we are able to provide door-to-door delivery to our customers nationwide. In addition, we also collaborate with various third-party partners to provide a wide range of value-added products and services, such as auto financing options and insurance products, as well as other after-sales services.

In September 2020, we started to shift to an inventory-owning model from a third party inventory commissioned-based model, aiming to better control our supply chain and deliver higher-quality used cars and higher transaction certainty to our customers.

Meanwhile, to further strengthen our ability to provide high-quality and value-for-money used cars, we have been building our own IRCs where we can recondition all retail inventory to a “like new” condition. Our first IRC in Xi’an has been in operation in March 2021. In September 2021, we entered into a strategic partnership with Changfeng County Government of Hefei City to jointly invest in and build the industry-leading IRC in Changfeng, Hefei. With a total investment of up to RMB2.5 billion, the Hefei IRC is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide us with a stable and large supply of high-quality used vehicles in the coming years. The phase one of Hefei IRC has been in operation since its launch in November 2021.

In addition to reconditioning retail used cars, our IRCs, as a type of warehouse stores, offer local customers and customers within Shaanxi and Anhui provinces with in-store visit and purchase options. Our first IRC in Xi’an is currently able to hold over 600 used cars and our second IRC in Hefei is currently able to hold over 2,500 used cars. Accordingly, we have shifted from an online-only sales approach to an omni-channel sales approach, which integrates online sales into its warehouse-style operation.

Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in terms of buying used cars from other cities and regions, lack of transparent and reliable information on car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform is able to address these pain points by providing customers with a reliable and one-stop car buying experience and enabling customers to select from our own inventory of selected used cars nationwide and access various car-related value-added products and services throughout China. We now have much stronger control and management over the entire value chain and improved ability to provide high-quality used car products and premium services. We have started to track customer satisfaction via monitoring NPS (net promoter score) since the second quarter of 2020 and have made remarkable progress over the past year, evidenced by continuous improvements of our NPS (net promoter score) for the past six quarters and the achievement of a NPS of 60.6 for the three months ended March 31, 2022.

Deeply rooted in the used-car market for over a decade, we are transforming the used car buying experience in China through our innovative inventory-owning model, integrated omni-channel sales approach, high-quality vehicle products and premium services, which perfectly echo the meaning of our brand name as Uxin (优信) translates to quality and trust in Chinese.

Our Platform and Business

Retail vehicle sales and wholesale vehicle sales

Our vehicle sales business consists of retail vehicle sales business and wholesale vehicle sales business.

Our acquired vehicles that meet our retail standards will be delivered to our Xi’an IRC or Hefei IRC for further inspection and reconditioning, and then sold to customers, which we refer to as our retail vehicle sales business. We acquire vehicles for sale through numerous sources, including directly from consumers, auction platforms and car dealerships. As we have such rich sources for vehicle acuiqision, we are able to have greater access to used cars at more favorable prices and enjoy greater flexibility in offering more competitive prices to customers. The vehicles that we acquire from customers, either as trade-ins or independent of a retail sale, and that do not meet our retail standards to list and sell will be wholesaled through online and offline channels, which we refer to as our wholesale vehicle sales business. In addition, in order to boost cash turnover, we may increase the proportion of wholesale vehicle sales by wholesaling certain vehicles that meet our retail standards but nevertheless do not suit our design of retail inventory composition.

For the fiscal year of 2022, our vehicle sales volume was 15,755, among which retail vehicle sales volume was 5,211 and wholesale vehicle sales volume was 10,544, respectively. Since our vehicle acquisition capacity outperforms our inventory capacity and due to our inventory capacity constraints as well as cash turnover needs for certain periods, we also wholesale certain used cars that do meet our retail standards. As a result, our wholesale vehicle sales volume is greater than our retail vehicle sales volume for the fiscal year of 2022. In the long term, we expect our retail vehicle sales volume to gradually grow and ultimately become greater than our wholesale vehicle sales volume.

Others

We also generate other revenues from commissions earned from our financing and insurance partners, and advertising and vehicle transportation revenue earned from our vehicle logistics business.

Customer journey in our vehicle sales business

For a typical Uxin Used Car customer, there are two ways to buy used cars from Uxin: online purchase for nationwide customers or in-store purchase at IRCs for regional customers.

Online purchase journey for nationwide customers

A customer’s online purchase journey is as follows:

•
Online vehicle search: We provide an intuitive user interface to help the customer navigate through a vast selection of used cars. The customer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the customer’s specific needs and requirements, which can make the decision-making process much more efficient. As we improve the quality and price competitiveness of the used-car inventories under our inventory-owning model, we provide customers with wider choice of high-quality value-for-money used cars.
•
Vehicle selection: Transaction process on our online platform is highly transparent. Customers are able to easily view each car listing on our platform, including an in-depth car condition report generated by our Check Auto system, such as photos and videos of the interior and exterior of a car, records of prior accidents, repair and maintenance history, among others. Our Manhattan pricing engine conducts assessments on the fair value of listed cars, thus assisting customers in analyzing a car’s selling price and its condition as well as comparing it with the price estimate output from our Manhattan pricing engine. Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value, all of which would enable the customer to make a more informed buying decision.
•
Products and services: When searching for used cars, the customer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the customer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.

•
Customer support: In a similar way to click-and-buy shopping, our online platform allows used car buyers to virtually navigate the listing information, make informed decisions, lock in their favorite cars, place order and complete the transaction online without the assistance of a sales consultant. At any step of the transaction process, the customer can also contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition, car selection, title transfer, vehicle registration and used car financing options. Our AI-enabled sales consultant assistance system, which integrates Lingxi intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the customer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries and answers all sorts of questions that may arise in connection with the car purchased by the customer, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.
•
Signing and delivery:We allow customers to make purchases online. Customers can either purchase the car with full payment or in installments utilizing different financing options. After the customer enters into contracts with us and makes the downpayment, our nationwide logistics and delivery service ships the car in a timely manner to the customer’s nearest fulfillment center. When the car arrives, our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition, including quality inspectionanda thorough cleaning and disinfection process. Once confirmed that the car is in good condition, we will invite the customer to our fulfillment center to inspect and pick up the car. The customer will make the rest of the payment at the fulfillment center. Once all procedures are completed, we will help our customer to register the car at local vehicle bureau and complete title transfers. If a customer is unable to pick up the car in person, we provide door-to-door car shipping services.
•
After-sale warranty: Every certified used car currently carries a 7-day unconditional return policy and lifetime refund policy covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through Uxin’s certificate program, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. We provide these warranty programs to the customer for no extra charge.

In-store purchase journey at IRCs for regional customers

Our IRCs are able to directly serve regional customers in Xi’an and Hefei and also cover customers in Shaanxi and Anhui provinces. All of the products, transaction processes and services are the same as that of online purchase journey, with the only difference being that customers can visit our IRCs to have a clearer picture of the cars being offered and can pick up the car of their choice on the same day. Our in store sales personnel is able to provide services and support to these customers from every aspect of their buying journey. In-store purchase is more convenient for regional customers and also caters to the buying habits of most customers.

We believe the combination of online and in-store purchase best tailors to the purchasing demands of our Chinese customers. As we further expand our customer base and increase word-of-mouth marketing through regional IRCs, we will further improve our brand image and build trust among our customers, which will allow us to further boost our online sales.。

Our Services

Our full suites of services provide customers with one-stop buying experience, for instance, we assist customers in dealing with a wide range of post-sale matters leveraging our expertise in the industry. Our omni-channel used car transaction business provides the following crucial service components:

•
Sales services . We have upgraded and transformed the entire online used car buying process and our online consulting team is able to deliver timely vehicle consulting services and facilitate a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our after-sales services delivered through online chat and hotlines to ensure high customer satisfaction. Since our IRCs in Xi’an and Hefei have been in operation in 2021, we have expanded our offline service teams in both IRCs to offer all-around and seamless services to our offline customers. Under our omni-channel sales approach, we provide the same reliable, one-stop and hassel-free transaction services to customers no matter they purchase through our online platform or from our IRCs.
•
Value-added products and services. In addition to vehicle sale services, we also have a wide range of car-related value-added products and services. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers and refer their auto insurance products to our customers . As of March 31, 2022, we partnered with eight financing solution providers and four insurance companies.
•
Warranty and repair services. Every certified used car currently carries a 7-day unconditional return policy, lifetime refund policy covering certain major damages caused by severe accidents that existed prior to the sale, as well as a one-year or 20,000-kilometer warranty covering repair of 15 major structural components. To further strengthen customer trust in our platform, we have further upgraded and integrated our certification program. We provide these warranty programs to the customer for no extra charge.
•
Nationwide door-to-door delivery services. A used car can be delivered to our fulfillment center and picked up by our customer in person. For cities with no fulfillment center, we provide door-to-door car shipping services leveraging our nationwide logistics network. Our logistic and delivery network cover more than 300 cities in China. With our industry-leading logistic routing system, a used car sold through our platform can be delivered to our customers typically within five days.
•
Nationwide title transfers and vehicle registration. For the retail vehicle sales under our inventory-owning model, Uxin owns the titles of the cars before they are sold to our customers. Following the completion of a transaction, the title will be transferred to our customer. We also offer flexible and comprehensive vehicle registration solutions to assist our customers from different cities in obtaining local license plates, which greatly reduces their waiting time. As of March 31, 2022, we partnered with over 100 title transfer service providers nationwide to handle the entire title transfer process for our customers.

Our Capabilities

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, reconditioning capabilities, one-stop services capabilities and unique omni-channel used car transaction fulfillment capabilities.

•
Data Analytics and Technology Capabilities: With a significant amount of data accumulated on our platform for more than 10 years since our inception in 2011, including user behavioral data, and data on used cars and used car transactions, we are able to continue to innovate our proprietary technologies. Our patented and industry-leading car inspection system, Check Auto (查客), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides pricing for the sale of each used car based on the car’s specific condition. In addition, based on a wealth of data we have on user behavior, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to customers by analyzing their preferences, which make it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand customer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, enabling us to create more effective sales strategies.
•
Reconditioning Capabilities: Equipped with our inspection and reconditioning experts and professional equipment, our IRCs are able to recondition all retail vehicles to a “like new” condition, and streamline and standardize the entire reconditioning process, thereby greatly improving both quality and efficiency of our operations. By implementing sustainable supply chain practice and zero-waste policy, we optimize the reconditioning costs and offer our customers high-quality vehicles at attractive prices. We have accumulated and set up an integrated database of reconditioning standards and processes. In addition, we have adopted an advanced and intelligent reconditioning technology, which is more efficient, cost-effective, and environmentally friendly. After our IRC in Changfeng, Hefei is fully completed and put into operation in the next few years, we expect the plant to have an annual production capacity of 60,000 to 100,000 vehicles, which is expected to provide Uxin with a stable and large supply of high-quality used vehicles in the coming years.
•
Nationwide Logistic and Delivery Capabilities: We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS), transportation management system (TMS) and warehouse management system (WMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers, coordinating the loading and unloading of used cars at each warehouse as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning and coordinating used car shipments among warehouses. As a result, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within five calendar days via our logistics and delivery network.

Technology

We leverage sophisticated technology to provide a differentiated customer experience and improve our operations.

Check Auto inspection system

Our proprietary Check Auto system is an integrated, interactive vehicle inspection system. A significant portion of the inspection process is automated by our proprietary, state-of-the-art technology, including wearable digital glasses to record the inspection process, automatic diagnostics of car condition from video footage and image recognition technology that can automatically identify certain car condition. A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our Check Auto inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, the vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process. An inspection by Check Auto involves a standard procedure that covers more than 315 documented check points. The inspection process may be adjusted depending on different makes and models. As a result, Check Auto improves both inspection accuracy and efficiency.

After each inspection, our system automatically generates a comprehensive, standardized Check Auto report. Each condition report includes extensive information on the exterior and interior of the car, structure and engine condition, among many other characteristics. Key inspection points are indexed and marked in the comprehensive inspection video, and customers can easily navigate through the video by selecting the inspection points that they are most interested in.

As of March 31, 2022, we had 12 patents in relation to vehicle inspection and have also cumulatively listed and collected proprietary data on over 8.5 million used cars for sale on our 2C platform.

Manhattan pricing engine

Our AI- and data-driven Manhattan pricing engine provides assessments on sale prices based on each car’s specific condition. We also use the Manhattan pricing engine to assess the residual value of retail vehicles, and continue to optimize the accuracy of residual value estimates based on the latest used car information on the market and external data such as the latest selling prices for comparable new vehicles. In addition, the Manhattan pricing engine provides us with price assessment that guides us in acquiring vehicles.

Our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 156,500 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database.

Lingxi intelligent recommendation system

Based on a wealth of data on retail transaction history and used car information accumulated on our platform, our AI-enabled Lingxi intelligent recommendation system makes personalized car recommendations to customers on our platform by analyzing their preferences, making it easier for them to find the car of their choice. In addition, Lingxi is also embedded with user categorization module which reveals user preference on different feature for a car. Our Lingxi intelligent recommendation system serves as a important foundation for our business operations.

Edison intelligent user profiling system

Our AI-powered Edison intelligent system helps our sales consultants and customer service personnel to better understand potential buyers and provide effective services to them. Edison effectively studies and predicts user preferences for specific car features, such as certain make and model, car color, engine and gearbox, and constantly adjusts its prediction by monitoring user behavior data on a real-time basis. In addition, Edison can provide our sales consultants with insights on which used car the customer is likely to buy through a process of matching car features with the customer’s profile.

Marketing and Brand Promotion

We have carefully selected marketing channels in order to accurately acquire customers in a most cost-effective manner. In the fiscal year of 2021, in order to precisely capture interested consumers and successfully convert them to our customers later, we have mainly reinforced the use of new media. For instance, we utilize live-streaming and short videos in new media platforms for marketing, which has been successful in term of broadening our customer coverage and enhancing our level of influence. Taking advantage of new media marketing’s widespread effect and precisely targeted customer groups, our marketing efforts are well paid back with largely reduced marketing costs. Our sales and marketing expenses in this regard gradually decreased.

As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. In 2021, we were awarded the Outstanding Member of China Automobile Dealers Association and won the General Business Award issued by China

Automobile Dealers Association. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

Our Former Businesses Before September 2020

Online used car business (formerly known as “2C cross-regional business”) after the divestiture of intra-regional business and loan facilitation business

Starting from early 2018 until September 2020 when we shifted to an inventory-owning model, our former business focused primarily on online used car transaction services under a platform model, which services we previously referred to as our “2C cross-regional business.”

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

Commission. We provided used car purchase assistance, used car inspection services, title transfer and title registration service, as well as logistics service during the purchase process. We charged consumers the commission fees based on agreed percentage of final sales price.

Value-added services. For consumers with financing needs, we provided additional services to them based on agreed amount or agreed percentages, including but not limited to the following:

•
Channel services: We provided advice on financial solutions to our consumers and referred them to financing platforms. We also assisted consumers in preparing paperwork in relation to their applications to financial products.
•
Safety-guaranteed services: We provided consumers with full range of safety-guaranteed services such as GPS purchase and installation services as well as other necessary assistance, for instance, sharing the GPS trajectory in the event of a car theft.
•
Mortgage service: We assisted consumers in their mortgage registration process when needed and also assisted them in the purchase of insurance policies.

Others. We generated other revenues mainly from salvage car business and other miscellaneous revenue streams.

Intra-regional and loan facilitation business (formerly part of “2C business”) and 2B business prior to their respective divestiture

Our 2C business

2C cross-regional. Cross-regional transactions meant transactions completed on our platform where the buyer completed the purchase of a car without the need to physically inspect the car on-site. These transactions primarily took place if the buyer was located in a different city from where the car was purchased.

2C intra-regional. 2C intra-regional transactions mainly included similar transactions when the consumers were located in the same city as where the cars were located. In intra-regional business model, consumers needed to go to offline dealerships or inspect the car physically when making the purchase.

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

Competition

We operate in a highly competitive and highly fragmented used car market in China. Players in this market mostly consist of numerous small and medium-sized car dealers. We face competition mainly from a large number of small-sized car dealers, a small number of large-scale dealer groups, other e-commerce platforms and online used car listing service platforms. Competition with other players in this market is primarily centered on brand recognition, inventory acquisition, market share, used car products, services and reputation.

Seasonality

Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate less revenue during Lunar New Year holidays in the first quarter of each year which typically last for one month. In addition, public holidays such as Labor Day and National Day will also have temporary impact on our business. We expect that the seasonal fluctuations will cause our quarterly and annual operating results to fluctuate.

Facilities

Our corporate headquarters are located in Beijing with office space of approximately 2,850 square meters as of March 31, 2022. We also have an operation space of approximately 70,000 square meters in Xi’an and Hefei IRC.

Intellectual Properties

Our intellectual property contributes to our competitive advantages among e-commerce platforms for used cars in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of March 31, 2022, we had obtained 117 patents (of which 23 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 1,207 trademarks (of which 12 trademarks have been non-exclusively licensed and 90 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 275 software copyrights (of which 17 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 12 works copyrights (of which one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 77 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

Our Environmental, Social and Governance (ESG) Initiatives

As a platform for the buying and selling of used cars, we believe that our business inherently helps prevent waste and reduce carbon emissions following the ESG principles. We published our ESG report in July 2022. We are committed to integrating the concept of sustainable development into every aspect of our business operations to foster high-quality and eco-friendly growth of the used car industry. We have continuously improved our corporate social responsibility initiatives under the guidance of our ESG framework. We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations.

Enviromental protection

We believe it’s important to manage our carbon emissions and improve our ability to cope with the challenges brought by climate changes. We identified climate-related risks and opportunities and have implemented a series measures to use cleaner energy, reduce energy consumption, enhance the efficiency of our day-to-day business operation, and limit our carbon footprint. For example, we have implemented “5S” management (Seiri, Seiton, Seiso, Seiketsu and Shitsuke) to eliminate waste in reconditioning, and used environmentally friendly water-based paint and smart refurbishment process during reconditioning and repair process to save energy. Leveraging our self-developed logistics and delivery network, we have helped reduce the empty-runs rate, energy consumption and air pollution. We also actively advocate the concept of “5R” environmental protection (Reduce, Reuse, Repair, Recycle and Reject) and paperless office.

Business ethics and labor management

We believe business ethics can help regulate employees’ behavior, guarantee honest management and enhance the credibility of our Company. We continuously improved and adjusted our organizational structure, delinated the rights and responsibilities of the management and executives, and implemented internal rules to set values and norms to guide the actions of our management and employees. For example, we have implemented the Code of Business Conduct and Ethics, Uxin Limited Red Line Management System, Uxin Limited Red and Yellow Card Management System, and Uxin Limited Management System for Employees Violations.

We believe our employees are our most important asset. We are on a continuous journey to improve the wellbeing of everyone working with and for us. We have set up an open and transparent staff promotion and appraisal system to help our employees achieve their career goals. We also provide employees with diverse training programs, including, among others, new-comer training, professional training, and safety training. Through these trainings, we help our employees improve their skill sets and enhance safety awareness.

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

According to the Foreign Investment Law, the State Council shall publish or approve to publish a negative list stipulating the special management measures for the access of foreign investment in certain industries, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain conditions stipulated under the “negative list” for making investment in “restricted” industries. The currently effective “negative list” is the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, jointly published by NDRC and the Ministry of Commerce on December 27, 2021 and went into effect on January 1, 2022.

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

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

According to the Measures for the Security Review of Foreign Investment promulgated by the National Development and Reform Commission and the Ministry of Commerce on December 19, 2020 and became effective on January 18, 2021, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquisition of equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “ASC Topic 326” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

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

Regulation Relating to Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were later amended in January 8, 2011. On January 8, 2021, Administrative Measures on Internet Information Services (Draft Revision for Comment), or the Draft Revision, were promulgated. Under the Internet Measures and Draft Revision, a VATS License shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

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

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their VATS Licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities. Additionally, as the internet information service providers, under the According to the PRC Civil Code, which took effect on January 1, 2021, they shall bear tortious liabilities in the event they infringe upon other person’s rights and interests due to providing wrong or inaccurate content through the internet. Where an internet service provider conducts tortious acts through internet services, the infringed person has the right to request the internet service provider take necessary actions such as deleting contents, screening and de-linking. Failing to take necessary actions after being informed, the internet service provider will be subject to its liabilities with regard to the additional damages incurred. Where an internet service provider knows that an internet user is infringing upon other persons’ rights and interests through its internet service but fails to take necessary actions, it is jointly and severally liable with the internet user.

Regulation Relating to E-Commerce

Online data processing and transaction processing business (operating e-commerce business) is a value-added telecommunication service, and e-commerce operation shall be required to obtain VATS License.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace the Administrative Measures for Online trading promulgated in January 2014. Pursuant to the Online Trading Measures, online trading operators are classified into four types: online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. The Online Trading Measures reinforces the operation requirements as provided under the E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. The Online Trading Measures also provides that the online trading operators (i) shall not use false transactions, fabricated user review etc to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the Online Trading Measures imposes a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

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

Regulation Relating to Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, except as otherwise provided by MIIT, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%. Pursuant to the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce Business) promulgated by the MIIT on June 19, 2015, the online data processing and transaction processing businesses (operating e-commerce business) could be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. However, pursuant to the latest amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which will come into effect on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry, had been removed.

The 2021 Negative List also imposes the 50% restrictions on foreign ownership in value-added telecommunications business except for operating e-commerce, domestic multi-party communications services, store and forward services, and call center services business. In addition, the services for releasing information by the public through internet are listed as businesses that are prohibited for foreign investors under 2021 Negative List.

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

PRC governmental authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. In December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and use of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. In August 2015, the Standing Committee of the NPC promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.

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

.On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which were available to the public on July 6, 2021, to improve relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, or the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PIPL, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PIPL provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

On December 28, 2021, the CAC, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022. The Review Measures establishes the basic framework and principle for national cybersecurity reviews of network products and services, and provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security must apply for cybersecurity review. The Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. However, the Review Measures has not provided further explanation or interpretation for “listed abroad” and the scope of “listed abroad”.

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

Regulations on the Circulation of Used Cars

On August 29, 2005, the Measures for the Administration of the Circulation of Used Cars, or the Used Cars Measures, which was amended on September 14, 2017, were promulgated by the Ministry of Commerce, or the MOFCOM, the Ministry of Public Security, the SAMR, and the State Administration of Tax, or the SAT, for the purpose of intensifying the administration of the circulation of used cars, regulating the business operations of used cars, guaranteeing the legitimate interests and rights of both parties to transactions of used cars and promoting the sound development of the circulation of used cars. The Used Cars Measures stipulate that an archival filing system for the operators of used car markets and operators of used cars shall be established. The operators of used car markets and operators of used cars that have handled the registration in the administrative department of industry and commerce according to law and obtained the business license shall go to the administrative department of commerce at the provincial level for archival filing within 2 months as of obtaining their business license. The administrative department of commerce at the provincial level shall report the information on the archival filing of the operators of used car markets as well as operational subjects of used cars to the administrative department of commerce of the State Council on a periodic base. The Used Cars Measures further stipulate that (i) a business operator of a used car market, a retail enterprise and brokerage entity of used cars shall possess the qualification of an enterprise legal-person and shall complete the registration procedures with the administrative department of industry and commerce, and (ii) the establishment of an auction enterprise of used cars (including a foreign-funded auction enterprise of used cars) shall comply with the relevant provisions of the Auction Law of the People’s Republic of China and the Measures for the Administration of Auction, and shall be handled according to the procedures as prescribed by the Measures for the Administration of Auction, which means that an auction enterprise of used cars shall obtain an Approval License for Operation of Auction before it engages in auction of used cars. On March 24, 2006, the MOFCOM promulgated the Specifications for Used Car Trade, or the Specifications, which set forth detailed criteria and requirements for the purchase, sale, dealing, auction, evaluation, trading and post-sale services in respect of used car.

Regulations on Financing Lease

In September 18, 2013, MOFCOM issued the Administration Measures of Supervision on Financing Lease Enterprises, or the Leasing Measures, to regulate and administer the business operations of financing lease enterprises. According to the Leasing Measures, financing lease enterprises are allowed to carry out financing lease business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, the Leasing Measures prohibit financing lease enterprises from engaging in financial business such as accepting deposits, providing loans or entrusted loans. Without the approval from relevant authorities, financing lease enterprises shall not engage in interbank borrowing and other businesses. In addition, financing lease enterprises are prohibited from carrying out illegal fund-raising activities in the name of financing lease. The Leasing Measures require financing lease enterprises to establish and improve their financial and internal risk control systems, and a financing lease enterprise’s risk assets shall not exceed ten times of its total net assets. Risk assets generally refer to the adjusted total assets of a financing lease enterprise excluding cash, bank deposits, sovereign bonds and entrusted leasing assets. On May 26, 2020, the China Banking and Insurance Regulatory Commission issued the Interim Measures for the Supervision and Administration of Finance Leasing Companies, to regulate and administer the business operations of financing lease companies. On May 28, 2020, the PRC National People’s Congress published the Civil Code of the People’s Republic of China, which took effect on January 1, 2021. The Chapter 15 of PRC Civil Code detailed regulations on the financial leasing contract.

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

Regulations on Motor Vehicle Maintenance

On June 24, 2005, the MOT promulgated the Administration of Motor Vehicle Maintenance, which was amended on August 8, 2015, April 19, 2016, June 21, 2019 and August 11, 2021, pursuant to which, a motor vehicle maintenance operator shall file with the local road transport administration for record after completing registration with the local SAMR in accordance with the law and shall operate business in accordance with the registered business scope. “Motor vehicle maintenance” refers to business activities of maintenance, repair and maintenance aids as carried out with maintaining or recovering the technical state and normal functions of motor vehicles, and extending the serving term thereof as operational tasks. The operational business of automobile maintenance is classified into operational business of Grades I, II and III in light of their operational items and serving capabilities. A maintenance operator of automobiles of Grade I and Grade II may undertake entire automobile repair, assembly repair, entire automobile maintenance, minor repair, maintenance aids, specific repair and the examination work after the completion of maintenance of corresponding vehicle types. A maintenance operator of automobiles of Grade III may undertake general minor repair and special repair, such as repair and maintenance of engines, vehicle bodies and electric systems. Anyone failing to carry out the filing for motor vehicle maintenance in accordance with the Motor Vehicles Maintenance or unlawfully engaging in the motor vehicle maintenance business shall be ordered to make rectification, and, in case of refusing to rectify, be subject to a fine of RMB5,000 to RMB20,000.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had been issued 84 patents in the PRC.

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

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all Foreign-Invested Enterprises to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, the NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations amnd the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

On July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. It is uncertain whether we would be deemed as a CIIO or an online platform operator which is under the censorship of the Review Measure in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The PRC governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs being offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors.

On December 24, 2021, the CSRC and relevant departments of the State Council published the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft

Administrative Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Filing Measures, for public comments. The Draft Administrative Provision and the Draft Filing Measures, collectively with other relevant regulations, the Draft Rules Regarding Overseas Listings, to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aims to lay out the regulatory filing requirements for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listings, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within 3 working days. The required filing materials for an initial public offering and listing should include but not limited to record-filing report and related undertakings; compliance certificate from the primary regulator of the applicant’s business; filing or approval documents (if applicable); security assessment opinion issued by related departments (if applicable); PRC legal opinion; and the prospectus. In addition, China-based companies may be prohibited from overseas offerings and listings (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, the applicants’ domestic enterprises or controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in the past three years, directors, supervisors, or senior executives of the applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions further stipulate that a fine between RMB1 million and RMB10 million may be imposed if an applicant fails to fulfill the filing requirements or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, regulators may issue an order to suspend relevant businesses or halt operations for rectification, and revoke relevant business permits or operational licenses.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

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

According to the PRC Civil Code which took effect on January 1, 2021, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.

Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the leasee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.

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

Regulations Relating to Anti-Monopoly

The currently effective Anti-Monopoly Law of PRC, or the Anti-Monopoly Law, was promulgated by Standing Committee of the National People’s Congress in 2007, and SAMR has sought public comments on the Draft Amendment to the Anti-Monopoly Law, or the Draft for Comment, in January 2020. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. On October 23, 2021, the Standing Committee of the National People’s Congress issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines for illegal concentration of business operators to "no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition." The draft also proposes for the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities (VIE) shall fall within the scope of anti- monopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparti S s Ses into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

C.
Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements

Historically, in order to comply with PRC regulatory requirements restricting foreign ownership of Internet information services, value-added telecommunications and certain other businesses in China, we primarily conducted those businesses through one of the former VIEs, Youxin Hulian. In January 2015, Ministry of Industry & Information Technology announced the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone, or SHFTZ Notice. Pursuant to SHFTZ Notice, there are no restrictions on foreign investors maximum shareholding percentage in an enterprise established in Shanghai Pilot Free Trade Zone that conducts value-added telecommunications services in the scope of online data processing and transaction processing (Operating E-commerce). Therefore, our eligible PRC subsidiaries Yougu and Youhan, have applied for and obtained approval from Shanghai Communications Administration to conduct e-commerce, and since then they have been operating our main online businesses instead of the former VIEs, Youxin Hulian and Yishouche.

Our historical contractual arrangements with the former VIEs and their respective shareholders include exclusive option agreements, equity pledge agreements and exclusive business cooperation agreements.

These contractual arrangements allow our WFOEs to:

•
exercise effective control over the former VIEs and their subsidiaries;
•
receive substantially all of the economic benefits of the former VIEs; and
•
have exclusive options to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in our WFOEs and the contractual arrangements relating to the former VIEs, we were historically regarded as the primary beneficiary of the former VIEs, and we treated them and their subsidiaries as the consolidated affiliated entities under U.S. GAAP. We had consolidated the financial results of the former VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs, which as a result have become wholly owned subsidiaries of the company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated.

The following is a summary of the historical contractual arrangements, which are effectively terminated in March 2022, (i) by and among Youxinpai (one of our WFOEs), Youxin Hulian (one of the former VIEs) and Youxin Hulian’s shareholders and (ii) by and among Yougu (one of our WFOEs), Yishouche (one of the former VIEs) and Yishouche’s shareholders.

Historical contractual Arrangements relating to Youxin Hulian

The following is a summary of the historical contractual arrangements by and among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian.

Agreements that Provided Us with Effective Control over Youxin Hulian

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Youxin Hulian pledged all of his or her equity interests in Youxin Hulian to guarantee the shareholder’s and Youxin Hulian’s performance of their obligations under the amended and restated exclusive business cooperation agreement, loan agreement entered into between Mr. Kun Dai and Youxinpai, exclusive option agreement and power of attorney. If Youxin Hulian or its shareholders breach their contractual obligations under these agreements, Youxinpai, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Youxin Hulian in accordance with the law. Each shareholder of Youxin Hulian agreed that, during the term of the equity interest pledge agreements, he or she would not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Youxinpai. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Youxin Hulian irrevocably appointed Youxinpai to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Youxin Hulian requiring shareholder approval, disposing of all or part of the shareholder’s equity interests in Youxin Hulian, and appointing directors and executive officers. Youxinpai was entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Youxinpai shall designate a PRC citizen to exercise such right. Each shareholder of Youxin Hulian, waived all the rights which have been authorized to Youxinpai and will not exercise such rights.

Agreement that Allowed us to Receive Economic Benefits from Youxin Hulian

Exclusive Business Cooperation Agreement. Under the amended and restated exclusive business cooperation agreement between Youxinpai and Youxin Hulian, Youxinpai had the exclusive right to provide Youxin Hulian with technical support, consulting services and other services. Without Youxinpai’s prior written consent, Youxin Hulian agreed not to accept the same or any similar services provided by any third party. Youxinpai may designate other parties to provide services to Youxin Hulian. Youxin Hulian agreed to pay service fees on a quarterly basis and at an amount determined by Youxinpai after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided, the market price of comparable services and the operation conditions. Youxinpai owned the intellectual property rights arising out of the performance of this agreement. In addition, Youxin Hulian granted Youxinpai an irrevocable and exclusive option to purchase any or all of the assets and businesses of Youxin Hulian at the lowest price permitted under PRC law.

Agreements that Provided Us with the Option to Purchase the Equity Interest in Youxin Hulian

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Youxin Hulian irrevocably granted Youxinpai an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Youxin Hulian. The purchase price shall be RMB10 (US$1.4) or the minimum price required by PRC law. If Youxinpai exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Without Youxinpai’s prior written consent, Youxin Hulian shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$71,821) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Each shareholder of Youxin Hulian agreed that, without Youxinpai’s prior written consent, he or she would not dispose of his or her equity interests in Youxin Hulian or create or allow any encumbrance on their equity interests. Moreover, without Youxinpai’s prior written consent, no dividend will be distributed to Youxin Hulian’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Youxinpai or its designated person(s).

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

Historical contractual Arrangements relating to Yishouche

The following is a summary of the historical contractual arrangements by and among Yougu, Yishouche and the shareholders of Yishouche.

Agreements that Provided Us with Effective Control over Yishouche

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Yishouche pledged all of his or her equity interests in Yishouche to guarantee the shareholder’s and Yishouche’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Yishouche or any of its shareholders breaches their contractual obligations under these agreements, Yougu, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Yishouche in accordance with the law. Each of the shareholders of Yishouche agreed that, during the term of the equity interest pledge agreements, he or she would not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Yougu. We have registered the equity pledge with the local branches of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Yishouche irrevocably appointed Yougu to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Yishouche requiring shareholder approval, disposing of all or part of the shareholder’s equity interests in Yishouche, and appointing directors and executive officers. Yougu was entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Yougu shall designate a PRC citizen to exercise such right. Each shareholder waived all the rights which have been authorized to Yougu and will not exercise such rights.

Agreement that Allowed us to Receive Economic Benefits from Yishouche

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Yougu and Yishouche, Yougu had the exclusive right to provide Yishouche with technical support, consulting services and other services. Without Yougu’s prior written consent, Yishouche agreed not to accept the same or any similar services provided by any third party. Yougu may designate other parties to provide services to Yishouche. Yishouche agreed to pay service fees on a monthly basis and at an amount determined by Yougu and Yishouche after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services and the operation conditions. Yougu owned the intellectual property rights arising out of the performance of this agreement. In addition, Yishouche granted Yougu an irrevocable and exclusive option to purchase any or all of the assets and businesses of Yishouche at the lowest price permitted under PRC law.

Agreements that Provided Us with the Option to Purchase the Equity Interest in Yishouche

Exclusive Option Agreements. Pursuant to the exclusive option agreements, each shareholder of Yishouche irrevocably granted Yougu an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Yishouche. The purchase price shall be RMB10 (US$1.4) or the minimum price required by PRC law. Without Yougu’s prior written consent, Yishouche shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of, or create or allow any encumbrance on its assets or beneficial interest with a value of more than RMB500,000 (US$71,821), provide any loans to any third parties, enter into any material contract with a value of more than RMB500,000 (US$71,821) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Yishouche agreed that, without Yougu’s prior written consent, they would not dispose of their equity interests in Yishouche or create or allow any encumbrance on their equity interests. Moreover, without Yougu’s prior written consent, no dividend will be distributed to Yishouche’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Yougu or its designated person(s).

In the opinion of Beijing Docvit Law Firm, our PRC counsel:

•
the historical ownership structures of the former VIEs in China and our WFOEs that had entered into contractual arrangements with the the former VIEs will not result in any violation of PRC laws or regulations currently in effect; and
•
the historical contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the historical contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law were valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.,” “Item 3. Key Information— D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations”, and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

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

In July 2019, September 2019 and April 2020, we entered into the Loan facilitation transaction agreements, with Golden Pacer, a limited liability company incorporated and existing under the laws of the Cayman Islands that operates a leading financial technology platform in China, to divest our loan facilitation related business. Pursuant to the Loan facilitation transaction agreements, we have divested our entire 2C intra-regional business and ceased to provide loan facilitation related guarantee services in connection with our 2C business since November 2019. In addition, we have divested the assets and liabilities in relation to our historically-facilitated loans for XW Bank to Golden Pacer as one of the pre-conditions for the divestiture. Since the legal titles of the assets and liabilities were transferred prior to the end of 2019 while the transaction was not closed until April 23, 2020, net assets related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019, and results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transactions contemplated under the Loan facilitation transaction agreements were closed upon the signing of the supplemental agreements in April 2020.

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

In March 2020, we entered into definitive agreements with 58.com to divest our 2B business. Assets and liabilities associated with the divestiture of 2B business were reclassified as assets and liabilities held for sale on our consolidated balance sheet as of December 31, 2019 and March 31, 2020. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss. The transaction with 58.com was closed in April 2020.

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

On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments will be waived (represents present value of RMB42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income.

Since September 2020, we have shifted to an inventory-owning model where we build-up and sell our own inventory of used cars.

Unless indicated otherwise, the discussion of our financial data in this Item 5 and throughout this annual report relates to continuing operations only.

A.
Operating Results

Overview

We are a leading e-commerce platform for buying and selling used cars in China. We operate vehicle sales business, where we provide consumers with a reliable, one-stop and hassle-free used-car-buying experience, including access to our best selection of high-quality and value-for-money used cars and various car-related value-added products and services.

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first IRC in Xi’an and second IRC in Hefei have been in operation since March 2021 and November 2021, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our IRCs may also serve regional customers who pay in-store visit to our IRCs. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an IRC or Hefei IRC for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline IRCs. The vehicles that do not meet our retail standards to list and sell through our ecommerce platform will be wholesaled through offline dealership, which is our wholesale vehicle sales business.

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

Historically, we also operated 2B business — Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction. By April 2020, we had closed our divestiture of the entire 2B business to 58.com and both parties released the other party from claims arising out of this transaction in July 2022. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” Prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s online used car transaction industry, which include:

•
China’s overall economic growth and level of per capita disposable income;
•
ongoing COVID-19 pandemic or any other serious contagious diseases;
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

Although the impact of COVID-19 pandemic on business operations in China is largely contained, the COVID-19 rebounded in certain cities in China during the three months ended March 31, 2022. The resurgence of COVID-19 cases in Xi’an, where our first IRC is located, resulted in a city-wide lockdown in December 2021. Combined with the expected Chinese New Year holiday off-season, our business was impact significantly during this period. However, the growth momentum our second IRC in Hefei since its launch in November 2021 had effectively helped us mitigate some of the negative impact from the disruptions in Xi'an. The Xi'an IRC also began to recover after the Chinese New Year holiday in February 2022 and business is now back to its standard level before COVID-19. We will continue to monitor and evaluate its impact on our financial condition, results of operations, and cash flows for future periods. The global spread of COVID-19 pandemic has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic could have a material adverse impact on our business, operating results and financial condition.”

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s online used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. From 2018 when we started to provide 2C online used car transaction services, we have witnessed significant growth in our business. However, as a result of our business transformation to an inventory-owning model since September 2020, the total number of used car transactions for fiscal year of 2021 and fiscal year of 2022 are not comparable. During the fiscal year ended March 31, 2022, our vehicle sales volume was 15,755, among which retail vehicle sales volume was 5,211 and wholesale vehicle sales volume was 10,544. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

Ability to acquire high-quality value-for-money used cars for our customers

Different from offline dealers’ traditional way of acquiring inventory based only on individual experience, we will procure our used cars by analyzing the extensive user behavioral, used car and transactional data gathered on our platform over the years. So we can identify used cars that meet our criteria and procure those used cars our customers prefer, value-for-money and in line with the market trends and dynamics. Our data-driven and quality-focused inventory strategy enhances customer satisfaction, and also enables us to achieve a fast inventory turnover.

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We have been relentlessly pursuing ways to optimizing our operating costs and expesnses. To that end, our organizational structure has been upgraded according to the adjustment of our business model and all aspects of our business operations are undergoing refined management. “Spend where it matters most” has become our management philosophy. We have been improving our operational efficiency and targeting profitability in the mid to long term.

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

	For the Year Ended December 31,		For the Three Months Ended March 31,				For the Fiscal Years Ended March 31,
	2019		2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(Unaudited)
	(in thousands, except for share data)
Revenues
Retail vehicle sales	—	—	—	—	—	—	463,547	70.5	780,371	123,101	47.7
Wholesale vehicle sales	—	—	—	—	—	—	51,249	7.8	823,466	129,899	50.3
Commission revenue	711,362	44.8	148,840	44.3	48,038	46.2	41,939	6.4	—	—	—
Value-added service revenue	636,046	40.0	135,475	40.4	40,456	39.0	35,248	5.4	—	—	—
Others	240,623	15.2	51,476	15.3	15,367	14.8	65,425	9.9	32,279	5,092	2.0
Total revenues	1,588,031	100.0	335,791	100.0	103,861	100.0	657,408	100.0	1,636,116	258,092	100.0

Retail vehicle sales

From September 2020, we have started to build-up our own used car inventory. We have also started to select “value-for-money” used cars in the market, procure these cars and arrange for reconditioning to upgrade them to a like-new condition before selling them to customers. Vehicle sales revenue is recognized on a gross basis as we sell our own inventory.

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

Prior to the Loan Facilitation Divestiture, we also generated loan facilitation revenue from the consumer auto loans facilitated on our platform. As a result of the divestiture, we are relieved of the guarantee obligations in relation to the historically-facilitated loans associated with XW Bank. Immediately prior to the divestiture, the remaining outstanding balance of the historically-facilitated loans for XW Bank was RMB17.0 billion. Since the legal titles of the assets and liabilities were transferred prior to the end of 2019 while the transaction was not closed until April 23, 2020, net assets of RMB827.7 million related to the historically-facilitated loans for XW Bank were reclassified as net assets transferred on our consolidated balance sheet as of December 31, 2019. Results of operations related to the divested business were reported as loss from discontinued operations in the consolidated statements of comprehensive loss.

On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the supplemental agreement, we will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. On June 21, 2021, we entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB 48 million instalment payments will be waived (represents present value of RMB 42.2 million) immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement is conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment was recorded in other operating income. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalments based on the agreed-upon schedule set forth in the supplemental agreement. As a result of the aforementioned agreement we entered into with WeBank, all guarantee liabilities associated with the historically-facilitated loans for WeBank were relieved, which represents we settled the majority of remaining guarantee liabilities associated with the historically-facilitated loans for financing partners.

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

Cost of Revenues

Cost of revenues primarily consists of salaries and benefits for personnel involved in car inspection and quality control, fulfillment costs related to logistics, title transfers and vehicle registration, cost of GPS tracking devices and cost of warranty services. Since we adopted the inventory-owning model in September 2020, we experienced material changes in our cost structure. The cost of revenues for the fiscal year of 2022 included the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. We expect that our cost of revenues will increase in absolute dollar amounts resulting from continuous business expansion.

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, traffic acquisition costs, brand advertising costs and outbound logistic expenses. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future as we may recruit more sales staff or engage in sales and marketing activities to further attract and serve more customers and grow our businesses.

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

Fair value impact of the issuance of senior convertible preferred shares

The fair value impact of the issuance of senior convertible preferred shares is primarily related to the issuance of senior convertible preferred shares, specifically the second tranche of the transaction and the warrants offered to Joy Capital and NIO Capital in connection with the first tranche. The warrants and the second tranche of the transaction were recorded as liabilities at fair value, respectively, with subsequent fair value changes to be charged to the profit and loss.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Year Ended December 31,		For the Three Months Ended March 31,				For the Fiscal Year Ended March 31,
	2019		2019		2020		2021		2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(Unaudited)
	(in thousands, except for share data)
Revenues（1）
Retail vehicle sales	—	—	—	—	—	—	463,547	70.5	780,371	123,101	47.7
Wholesale vehicle sales	—	—	—	—	—	—	51,249	7.8	823,466	129,899	50.3
Commission revenue	711,362	44.8	148,840	44.3	48,038	46.2	41,939	6.4	—	—	—
Value-added service revenue	636,046	40.0	135,475	40.4	40,456	39.0	35,248	5.4	—	—	—
Others	240,623	15.2	51,476	15.3	15,367	14.8	65,425	9.9	32,279	5,092	2.0
Total revenues	1,588,031	100.0	335,791	100.0	103,861	100.0	657,408	100.0	1,636,116	258,092	100.0
Cost of revenues（2）	(689,292)	(43.4)	(156,372)	(46.6)	(110,714)	(106.6)	(673,711)	(102.5)	(1,588,398)	(250,564)	(97.1)
Gross Profit	898,739	56.6	179,419	53.4	(6,853)	(6.6)	(16,303)	(2.5)	47,718	7,528	2.9
Operating expenses:
Sales and marketing（2）	(1,184,997)	(74.6)	(345,673)	(102.9)	(189,503)	(182.5)	(339,013)	(51.6)	(222,139)	(35,042)	(13.6)
Research and development（2）	(140,006)	(8.8)	(32,634)	(9.7)	(31,176)	(30.0)	(74,137)	(11.3)	(36,200)	(5,710)	(2.2)
General and administrative（2）	(402,040)	(25.3)	(86,970)	(25.9)	(74,926)	(72.1)	(277,925)	(42.3)	(151,024)	(23,823)	(9.2)
Losses from guarantee liabilities	(194,385)	(12.2)	(9,188)	(2.7)	—	—	—	—	—	—	—

Provision for credit losses, net	(271,372)	(17.1)	—	—	(1,939,570)	(1,867.5)	(91,593)	(13.9)	687	108	—
Total operating expenses	(2,192,800)	(138.1)	(474,465)	(141.3)	(2,235,175)	(2,152.1)	(782,668)	(119.1)	(408,676)	(64,467)	(25.0)
Other operating income, net	1,925	0.1	—	—	56,043	54.0	246,346	37.5	82,017	12,938	5.0
Loss from continuing operations	(1,292,136)	(81.4)	(295,046)	(87.9)	(2,185,985)	(2,104.7)	(552,625)	(84.1)	(278,941)	(44,001)	(17.0)
Interest income	14,958	0.9	1,990	0.6	3,081	3.0	45,140	6.9	3,660	577	0.2
Interest expense	(112,587)	(7.1)	(26,493)	(7.9)	(29,029)	(27.9)	(95,953)	(14.6)	(41,222)	(6,503)	(2.5)
Other income	71,142	4.5	25,140	7.5	2,420	2.3	15,672	2.4	5,227	825	0.3
Other expenses	(36,569)	(2.3)	(4,751)	(1.4)	(10,118)	(9.7)	(7,890)	(1.2)	(8,925)	(1,408)	(0.5)
Foreign exchange gains /(losses)	4,247	0.3	(799)	(0.2)	(388)	(0.4)	(15,887)	(2.4)	(9,336)	(1,473)	(0.6)
Fair value impact of the issuance of senior convertible preferred shares	—	—	—	—	—	—	—	—	186,231	29,377	11.4
Gain from disposal of investment, net	28,257	1.8	—	—	—	—	—	—	—	—	—
Impairment of long-term investment	(37,775)	(2.4)	—	—	—	—	—	—	—	—	—
Gain from disposal of subsidiaries	—	—	—	—	179,020	172.4	—	—	—	—	—
Inducement charge of convertible notes	—	—	—	—	—	—	(121,056)	(18.4)	—	—	—
Loss from continuing operations before income tax expense	(1,360,463)	(85.7)	(299,939)	(89.3)	(2,040,999)	(1,965.1)	(732,599)	(111.4)	(143,306)	(22,606)	(8.8)
Income tax benefit/(expense)	2,554	0.2	(1,556)	(0.5)	(326)	(0.3)	(33)	0.0	(245)	(39)	—
Equity in income of affiliates, net of tax	30,231	1.9	5,956	1.8	6,940	6.7	15,657	2.4	328	52	—
Net loss from continuing operations, net of tax	(1,327,678)	(83.6)	(295,539)	(88.0)	(2,034,385)	(1,958.8)	(716,975)	(109.1)	(143,223)	(22,593)	(8.8)

(1)
The presentation of revenue components changed in the fiscal year of 2021 to reflect the changes of our business model since September 2020. Please see “Item 4. Information on the Company-B. Business Overview” for more detailed discussion.

(2)
Share-based compensation in the amount of RMB100.3 million, negative RMB32.6 million, negative RMB19.1 million and RMB26.5 million (US$4.2 million) in 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Revenues

Total revenue. Our total revenues increased by 148.9% from RMB657.4 million in the fiscal year of 2021 to RMB1,636.1 million (US$258.1 million) in the fiscal year of 2022.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB780.4 million (US$123.1 million) in the fiscal year of 2022, compared to RMB463.5 million in the fiscal year of 2021. Retail transaction volume was 5,211 units and all of them were sold from our own inventory. Therefore, the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB823.4 million (US$129.9 million)in the fiscal year of 2022, compared to RMB51.3 million in the fiscal year of 2021. Wholesale vehicle sales include sales of vehicles acquired from individuals that do not meet our quality standards to list and sell through our e-commerce platform.

Commission revenue. Commission revenue was RMB42.0 million in the fiscal year of 2021.

Value-added service revenue. Value-added service revenue was RMB35.2 million in the fiscal year of 2021. We creased offering value-added service and began to recognize vehicle sales revenue instead since September 2020 due to the implementation of our inventory-owning model.

Others. Our other revenues were RMB32.3 million (US$5.1 million) in the fiscal year of 2022, compared with RMB65.4 million in the fiscal year of 2021. The decrease was mainly due to revenue declines from both the advertising and the vehicle transportation businesses.

Cost of revenues

Cost of revenues were RMB1,588.4 million (US$250.6 million) in the fiscal year of 2022, representing an increase of 135.8% from RMB673.7 million in the fiscal year of 2021. The increase was primarily due to the growth of our retail vehicle sales volume and wholesale vehicle sales volume.

Gross profit

Our total gross profit was RMB47.7 million (US$7.5 million) in the fiscal year of 2022, compared to a gross loss of RMB16.3 million in the fiscal year of 2021. Our gross profit margin increased from negative 2.5% in the fiscal year of 2021 to 2.9% in the fiscal year of 2022. The difference in gross margin was primarily the result of the change of our business model. We adopted the inventory-owning model since September 2020, leading to increased gross margin in the fiscal year of 2022 compared to that of 2021.

Sales and marketing expenses

Our sales and marketing expenses decreased by 34.5% from RMB339.0 million in the fiscal year of 2021 to RMB222.1 million (US$35.0 million) in the fiscal year of 2022. The decrease was mainly due to a decrease in employee compensation and benefits as well as a decrease in brand promotion costs.

Research and development expenses

Our research and development expenses decreased by 51.2% from RMB74.1 million in the fiscal year of 2021 to RMB36.2 million (US$5.7 million) in the fiscal year of 2022, primarily attributable to a decrease in employee compensation and benefits and a decrease in rental expenses and depreciation.

General and administrative expenses

Our general and administrative expenses decreased by 45.7% from RMB277.9 million in the fiscal year of 2021 to RMB151.0 million (US$23.8 million) in the fiscal year of 2022, primarily attributable to a decrease in employee compensation and benefit and a decrease in severance costs.

Provision for credit losses, net

Our provision for credit losses, net decreased from RMB91.6 million in the fiscal year of 2021 to a slight reversal of RMB0.7 million (US$0.1 million) in the fiscal year of 2022.

Other operating income, net

Our other operating income decreased from RMB246.3 million in the fiscal year of 2021 to RMB82.0 million (US$12.9 million) in the fiscal year of 2022, primarily as a result of the decrease of gurarantee income.We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), or ASU 2016-13, effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as gain or loss from guarantee liabilities. After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within other operating income and the relevant credit losses of guarantee liabilities are recorded within provision for credit losses. As a result of the aforementioned July Agreement we entered into with WeBank, all guarantee liabilities associated with the historically-facilitated loans WeBank accounted for under ASC 460 were released and therefore a released gain of RMB168.6 million was recorded on August 8, 2020.

Interest income

We had interest income of RMB45.1 million in the fiscal year of 2021 and RMB3.7 million (US$0.6 million) in the fiscal year of 2022, respectively. On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank, pursuant to which we are obliged to pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. The decrease of interest income was primarily due to the decrease in the balance of the margin account as a result of our settlement of the remaining guarantee liabilities associated with the historically facilitated loans pursuant to the supplemental agreement with WeBank.

Interest expenses

We had interest expense of RMB96.0 million in the fiscal year of 2021 and RMB41.2 million (US$6.5 million) in the fiscal year of 2022, respectively. The decrease in interest expense was mainly attributable to the waiver of interest related with our previously issued convertible notes.

Other income

Other income decreased from RMB15.7 million in the fiscal year of 2021 to RMB5.2 million (US$0.8 million) in the fiscal year of 2022.

Other expenses

Other expenses increased from RMB7.9 million in the fiscal year of 2021 to RMB8.9 million (US$1.4 million) in the fiscal year of 2022.

Foreign exchange losses

We had foreign exchange losses of RMB15.9 million in the fiscal year of 2021, compared to foreign exchange losses of RMB9.3 million (US$1.5 million) in the fiscal year of 2022.

Fair value impact of the issuance of senior convertible preferred shares

Fair value impact of the issuance of senior convertible preferred shares was RMB186.2 million (US$29.4 million) in the fiscal year of 2022, compared to nil in the fiscal year of 2021, which was related to the issuance of senior convertible preferred shares, including the second tranche of the transaction with NIO Capital and Joy Capital and the underlying warrants.

Inducement charge of convertible notes

Our inducement charge was nil in the fiscal year of 2022, compared to RMB121.1 million in the fiscal year of 2021, which was primarily attributable to the amended conversion price at which PacificBridge converted all the convertible notes into 136,279,973 Class A ordinary shares after we entered into agreements with PacificBridge on July 23, 2020 to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that we issued to PacificBridge between July and November 2019.

Income tax expense

We had income tax expense of RMB245 thousand (US$39 thousand) in the fiscal year of 2022, compared to a tax expense of RMB33 thousand in the fiscal year of 2021.

Equity in income of affiliates

Equity in income of affiliates decreased from RMB15.7 million in the fiscal year of 2021 to RMB328 thousand (US$52 thousand) in the fiscal year of 2022. As we are no longer able to execute significant influcence over one of our long-term investment since March 2021, equity in income of affiliates decreased in the fiscal year of 2022.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB717.0 million in the fiscal year of 2021 to RMB143.2 million (US$22.6 million) in the fiscal year of 2022.

Fiscal Year Ended March 31, 2021 Compared to Year Ended December 31, 2019

Revenues

Total revenue. Our total revenues decreased by 58.6% from RMB1,588.0 million in 2019 to RMB657.4 million in the fiscal year of 2021.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB463.5 million in the fiscal year of 2021, compared to nil in 2019. Retail transaction volume was 3,603 units and all of them were sold from our own inventory. Therefore, the corresponding revenue was recognized on a gross basis.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB51.3 million in the fiscal year of 2021, compared to nil in 2019. Wholesale vehicle sales include sales of vehicles acquired from individuals that do not meet our quality standards to list and sell through our e-commerce platform.

Commission revenue. Commission revenue decreased by 94.1% from RMB711.4 million in 2019 to RMB42.0 million in the fiscal year of 2021.

Value-added service revenue. Value-added service revenue decreased by 94.5% from RMB636.0 million in 2019 to RMB35.2 million in the fiscal year of 2021. The decreases were primarily due to decreases in transaction volume and GMV, as well as the implementation of our inventory-owning model under which we ceased recognizing commission revenue and began to recognize vehicle sales revenue instead since September 2020.

Others. Our other revenues were RMB65.4 million in the fiscal year of 2021, compared with RMB240.6 million in 2019. The decrease was mainly due to the divestiture of our salvage car related business in January 2020.

Cost of revenues

Cost of revenues were RMB673.7 million in the fiscal year of 2021, representing a decrease of 2.3% from RMB689.3 million in 2019. The increase was primarily due to an increase in vehicle acquisition costs related to the establishment of our own inventory since September 2020, which was partially offset by a decrease in salaries and benefits for employees engaged in car inspection, quality control as well as a decrease in fulfillment cost due to lower transaction volume.

Gross profit

Our total gross profit was negative RMB16.3 million in the fiscal year of 2021, compared to RMB898.7 million in 2019. Our gross profit margin decreased from 56.6% in 2019 to negative 2.5% in the fiscal year of 2021 due to the implementation of our inventory-owing model.

Sales and marketing expenses

Our sales and marketing expenses decreased by 71.4% from RMB1,185.0 million in 2019 to RMB339.0 million in the fiscal year of 2021. Since the adoption of the inventory-owning model in September 2020, most salaries and benefits for employees engaged in car sourcing and inspection as well as costs related to outbound logistics, which were classified as cost of revenues before, have been classified as sales and marketing expenses. The decrease was mainly due to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in traffic acquisition cost, which was partially offset by an increase in costs related to outbound logistics due to the change of our business model.

Research and development expenses

Our research and development expenses decreased by 47.0% from RMB140.0 million in 2019 to RMB74.1 million in the fiscal year of 2021, primarily attributable to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in IT infrastructure services-related expenses.

General and administrative expenses

Our general and administrative expenses decreased by 30.9% from RMB402.0 million in 2019 to RMB277.9 million in the fiscal year of 2021, primarily attributable to a decrease in salaries and benefits due to headcount reduction, decreases in rental expenses and professional fees as well as a reverse in share-based compensation due to the forfeitures in connection with termination of employment.

Losses from guarantee liabilities

Our losses from guarantee liabilities was nil in the fiscal year of 2021, compared to RMB194.4 million in 2019. We incurred guarantee liabilities associated with the remaining guarantee obligations from its historically facilitated loans that were not transferred to Golden Pacer. We adopted Accounting Standards Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as gain or loss from guarantee liabilities. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within provision for credit losses and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within other operating income.

Provision for credit losses, net

Our provision for credit losses, net decreased from RMB271.4 million in 2019 to RMB91.6 million in the fiscal year of 2021, primarily as a result of a slight increase in provision of loans recognized as a result of payment under the guarantee and advance to sellers.

Other operating income

Our other operating income increased from RMB1.9 million in 2019 to RMB246.3 million in the fiscal year of 2021, primarily as a result of the recognition of guarantee income.

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

Interest income

We had interest income of RMB15.0 million in 2019 and RMB45.1 million in the fiscal year of 2021, respectively. On July 23, 2020, we entered into a supplemental agreement with WeBank to settle our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank, pursuant to which we are obliged to pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. The increase of interest income was primarily due to the impact of potential discounted cash outflow under such agreement.

Interest expenses

We had interest expense of RMB112.6 million in 2019 and RMB96.0 million in the fiscal year of 2021, respectively. The decrease in interest expense was mainly attributable to repayment of borrowing at maturity.

Other income

Other income decreased from RMB71.1 million in 2019 and RMB15.7 million in the fiscal year of 2021, primarily because we ceased to gain penalty income from salvage car related business after its divestiture in July 2019.

Other expenses

Other expenses decreased from RMB36.6 million in 2019 and RMB7.9 million in the fiscal year of 2021.

Foreign exchange gains/(losses)

We had foreign exchange losses of RMB15.9 in the fiscal year of 2021, compared to foreign exchange gains of RMB4.2 million in 2019.

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

Inducement charge

Our inducement charge was RMB121.1 million in the fiscal year of 2021, compared to nil in 2019. Inducement charge in the fiscal year of 2021 was primarily attributable to the amended conversion price at which PacificBridge converted all the convertible notes into 136,279,973 Class A ordinary shares after we entered into agreements with PacificBridge on July 23, 2020 to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that we issued to PacificBridge between July and November 2019.

Income tax credit/expense

We had income tax expense of RMB33.0 thousand in the fiscal year of 2021, compared to a tax credit of RMB2.6 million in 2019.

Equity in income of affiliates

Equity in income of affiliates decreased from RMB30.2 million in 2019 to RMB15.7 million in the fiscal year of 2021, primarily attributable to an equity pick-up income from one of our invested companies.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB1,327.7 million in 2019 to RMB717.0 million in the fiscal year of 2021.

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

•
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
•
Value-added service revenue. Our value-added service revenue decreased by 70.1% from RMB135.5 million in the three months ended March 31, 2019 to RMB40.5 million in the three months ended March 31, 2020, primarily due to decreases in transaction volume and GMV. Our VAS take rate decreased to 5.6% in the three months ended March 31, 2020 from 6.0% in the three months ended March 31, 2019.
•
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

Losses from guarantee liabilities

Our losses from guarantee liabilities was nil in the three months ended March 31, 2020, compared with RMB9.2 million in the three months ended March 31, 2019. We incurred guarantee liabilities associated with the remaining guarantee obligations from our historically-facilitated loans which were not transferred to Golden Pacer. We adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for the under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities need to be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460. The provision for contingent guarantee liabilities is currently recorded under “provision for credit losses” and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded under “other operating income.”

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

B.
Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB1,194.1 million, RMB1,122.3 million and RMB845.0 million (US$133.3 million) in 2019, and the fiscal years ended March 31, 2021 and 2022, respectively. Discussions of our cash flows and working capital in this Item 5.B. relate to both discontinued and continuing operations. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

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

On July 12, 2021, the Notes for a principal amount of US$69 million were converted into a total of 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining amount. In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions. The remaining amount of US$81.9 million has been recognized as debt against other noteholders.

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

•
In October 2020, we completed private placements with GIC and Wells Fargo for subscription of a total of 84,692,839 Class A ordinary shares for an aggregate amount of US$25 million.
•
In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million, US$10 million and US$7.5 million was completed for Uxin Limited’s issuance of 80,104,865 senior convertible preferred shares, 29,129,042 senior convertible preferred shares and 21,846,781 senior convertible preferred shares senior convertible preferred shares in November 2021, March 2022 and June 2022, respectively. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed.
•
In June 2022, we entered into definitive agreements with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of our Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment.

•
As of March 31, 2022, we had an outstanding balance of borrowings of RMB233.0 million (US$36.8 million) due within 12 months, with a fixed annual interest rate of 5.0%.

As of March 31, 2022, we had RMB128.0 million (US$20.2 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. We have been incurring losses from operations since our inception. We incurred net losses from continuing operations of RMB1,327.7 million, RMB2,034.4 million, RMB717.0 million and RMB143.2 million (US$22.6 million) for the year ended December 31, 2019, the three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, respectively. Accumulated deficit amounted to RMB15,910.0 million and RMB16,053.3 million (US$2,532.3 million) as of March 31, 2021 and 2022, respectively. Net current liabilities amounted to RMB314.3 million and RMB424.3 million as of March 31, 2021 and 2022, respectively.

We are entitled to an investment amount of US$100 million for the subscription of our senior convertible preferred shares, of which US$71.4 thousand for par value of the issued shares was received upon the closing. The remaining US$9.9 million, US$30 million, US$20 million and US$40 million will be received in September, December 2022, March and June 2023, respectively. Concurrently, in order to settle a long-term borrowing due in December 2022, we have entered into a loan agreement (with pledge of an equity interest in an investment) for a total of RMB290 million with a third party in July 2022. We also issued Class A ordinary shares to 58.com Holdings Inc. (“58.com”) in exchange for the full release of our obligations of US$63 million under the convertible notes restructure which was further modified in July 2021. Meanwhile, we continue to optimize our cost and expense structure to improve the capital and operating efficiency of our business process. Considering all the actions mentioned above, which have alleviated the substantial doubt of our ability to continue as a going concern, we believe that our current cash and cash equivalents, cash proceeds received (or to be received) from our recent financing transactions and the anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and contractual obligations for the next twelve months and the consolidated financial statements have been prepared on a going concern basis.

Additionally, we have a total of RMB173.4 million consideration payable to WeBank and US$81.9 million (equivalent to RMB519.2 million) long-term debt, among which RMB83.4 million in consideration payable to WeBank and US$72.8 million (equivalent to RMB461.5 million) in long-term debt will mature after twelve months following the issuance of this annual report. In these obligations, the payments of RMB30 million in consideration payable to WeBank and US$27.3 million (equivalent to RMB173.1 million) in long-term debt will be due in December 2023. These obligations, the rental commitment post completion of Hefei IRC and the probability that we may continue to incur, for the foreseeable future, net losses and negative cash flows from operation will significantly impact our liquidity at such time in the future. Concurrently, as part of the shares subscription agreement we entered into with NIO Capital and Joy Capital in June 2021, both investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. Our management’s plan to address liquidity matters relating to the maturity of these obligations and expected negative operating cash flows include: (i) negotiating with the warrants holders to exercise their warrants; (ii) restructuring existing obligations to reduce cash payments; and (iii) working on several other initiatives to further improve our working capital efficiency.

As of March 31, 2022, 97.2% of our cash and cash equivalents were denominated in Renminbi and held in China, and the remaining cash and cash equivalents, denominated in U.S. dollars or Hong Kong dollars, were held outside China. Although we consolidated the results of the former VIEs and their subsidiaries, we only had access to the assets or earnings of the former VIEs and their subsidiaries through our historical contractual arrangements with the former VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•
loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

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

A majority of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under the existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade-and service related foreign exchange transactions. Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with China accounting standards and regulations.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,	For the Three Months Ended March 31		For the Fiscal Years Ended March 31,
	2019	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,194,101)	(188,061)	(411,271)	(1,122,308)	(844,962)	(133,288)
Net cash (used in)/generated from investing activities	(484,254)	(6,645)	159,898	443,016	(16,769)	(2,646)
Net cash generated from/(used in) financing activities	73,630	(127,066)	(165,519)	130,317	764,422	120,585
Effect of exchange rate changes on cash, cash equivalents and restricted cash	960	(11,983)	4,065	(14,741)	(113)	(18)
Net decrease in cash, cash equivalents and restricted cash	(1,603,765)	(333,755)	(412,827)	(563,716)	(97,422)	(15,367)
Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the period	1,001,325	1,001,325	25,074	—	—	—
Cash, cash equivalents and restricted cash at beginning of the year/(period)	1,812,702	1,812,702	1,185,188	797,435	233,719	36,868
Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the period	25,074	1,223,916	—	—	—	—
Cash, cash equivalents and restricted cash at end of the year/(period)	1,185,188	1,256,356	797,435	233,719	136,297	21,501

Operating Activities

Net cash used in operating activities was RMB845.0 million (US$133.3 million) for the fiscal year ended March 31, 2022. In the fiscal year of 2022, the difference between our net cash used in operating activities and our net loss RMB143.2 million (US$22.6 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB26.5 million, and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB186.2 million and waiver of operating payables of RMB73.7 million. Changes in the working capital accounts mainly included an increase of inventory of RMB372.1 million, a decrease of payables, accruals and other current liabilities of RMB266.9 million, a decrease in consideration payable to Webank of RMB81.6 million, and partially offset by a decrease in loans recognized as a result of payments under guarantees of RMB148.7 million. The increase in inventory was primarily attributable to the expansion of business scale. The decrease in payables, accruals and other current liabilities and consideration payable to Webank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.The decrease in loans recognized as a result of payments under guarantees was mainly due to our collection of outstanding balance.

Net cash used in operating activities was RMB1,122.3 million for the fiscal year ended March 31, 2021. In the fiscal year of 2021, the difference between our net cash used in operating activities and our net loss RMB421.2 million mainly resulted from certain non-cash expenses and non-operating income, including impairment of net assets transferred of RMB420.0 million, inducement charges of RMB121.1 million, and partially offset by transaction gain from divestiture of transactions of RMB721.2 million and guarantee income of RMB207.8 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included a decrease in consideration payable to Webank of RMB334.3 million, a decrease in payables, accruals and other current liabilities of RMB354.7 million, partially offset by decrease in loans recognized as a result of payments under guarantees of RMB134.4 million and increase in amounts due to related parties of RMB69.4 million. The decrease in consideration payable to Webank was mainly due to the settlement of guarantee liabilities with Webank. The decrease in payables, accruals and other current liabilities was primarily attributable to the adjustment of our overall business structure. The decrease in loans recognized as a result of payments under guarantees was mainly due to our cease of providing loan-facilitation business and balance of loans recognized as a result of payments under guarantees decrease as our collection of outstanding balance. The increase in amounts due to related parties was primarily attributable to the increase of unpaid advertising service fee to our related party.

Net cash used in operating activities was RMB411.3 million for the three months ended March 31, 2020. The difference between our net cash used in operating activities and our net loss RMB2,489.6 million mainly resulted from certain non-cash expenses, including provision for credit losses of RMB1,954.5 million, impairment of net assets transferred of RMB407.7 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loans recognized as a result of payments under guarantees of RMB251.2 million, and a decrease in payables, accruals and other current liabilities of RMB101.8 million, partially offset by a decrease in receivables, prepaid expenses and other current assets of RMB138.6 million and a decrease of financial lease receivables of RMB102.7 million, The increase in loans recognized as a result of payments under guarantees was mainly due to the performance fluctuations of outstanding historically-facilitated loans which were not transferred to Golden Pacer. The decrease in payables, accruals and other current liabilities was mainly due to a decrease of accrued salaries and benefits and tax payables. The decrease in receivables, prepaid expenses and other current assets was mainly due to a decrease of deposits made to non-bank financing partners’ accounts as we are no longer working with them. As we ceased to provide Easy Loan program to car dealers, the balance of financial lease receivables decreased.

Net cash used in operating activities was RMB1,194.1 million for the year ended December 31, 2019. In 2019, the difference between our net cash used in operating activities and our net loss RMB1,990.1 million mainly resulted from certain non-cash expenses, including losses from guarantee liabilities of RMB362.6 million, provision for credit losses of RMB271.4 million, share-based compensation of RMB100.3 million, and changes in certain working capital accounts. Changes in the working capital accounts mainly included an increase in loans recognized as a result of payments under guarantees of RMB1,533.3 million and a decrease in deposit of interests from consumers and payable to financing partners of RMB470.1 million, partially offset by an increase in payables, accruals and other current liabilities of RMB679.3 million and a decrease in advance to consumers on behalf of financing partners of RMB519.8 million. The increase in loans recognized as a result of payments under guarantees was mainly due to the fluctuation in outstanding facilitated-loan performance. The decrease in deposit of interests from consumers and payable to financing partners was mainly because we no longer collected the upfront deposit of interests from consumers and have gradually paid the remaining interests back to the financing partners. The increase in payables, accruals and other current liabilities was primarily attributable to our expansion of 2C online used car business. The decrease in advance to consumers on behalf of financing partners was primarily because we ceased to provide loan facilitation related services and no longer advanced funds to consumers on behalf of financing partners.

Investing Activities

Net cash used in investing activities was RMB16.8 million (US$2.6 million) for the fiscal year ended March 31, 2022, primarily attributable to the purchase of property, equipment and software which was alinged with the expansion of our business scale.

Net cash generated from investing activities was RMB443.0 million for the fiscal year ended March 31, 2021, primarily attributable to proceeds received from our divestiture of 2B and salvage car business.

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

Financing Activities

Net cash generated from financing activities was RMB764.4 million (US$120.6 million) for the fiscal year ended March 31, 2022, primarily attributable to the proceeds from issuance of senior convertible preferred shares and partially offset by the repayments of borrowings and long-term debt.

Net cash generated from financing activities was RMB130.3 million for the fiscal year ended March 31, 2021, primarily attributable to proceeds from issuance of Class A ordinary shares partially offset by repayment of borrowings.

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

Off-Balance Sheet Arrangements

We entered into a strategic partnership with Changfeng County Government of Hefei City (“Hefei”)on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning plant. We expect the investment to be approximately RMB2.5 billion (including the investment from us and Hefei). After the completion of the plant, we plan to lease the plant from Hefei and are obligated to pay the rentals for the plant after the right-of-use is transfered to us.

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

Holding Company Structure

Uxin Limited is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries in China. As a result, Uxin Limited’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with China accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our WFOEs in China may allocate a portion of its after-tax profits based on China accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Material Cash Requirements

We made capital expenditures of RMB46.8 million, RMB0.3 million, RMB0.4 million and RMB18.7 million (US$2.9 million) in 2019, three months ended March 31, 2020 and fiscal years ended March 31, 2021 and 2022, respectively. In these periods our capital expenditures were mainly used for purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

We intend to fund our future capital expenditures with our existing cash balance and anticipated cash flows from operations and financing activities. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our material cash requirements as of March 31, 2022 and any subsequent interim period primarily include our borrowings, long-term debt obligations, interest payables, operating lease commitments contractual operating payables and capital expenditures.

Our borrowings primarily represent borrowing with original maturity of five years.

Our long-term debt obligations primarily consist of the remaining amount of US$144.9 million convertible notes after a conversion of US$69 million notes on July 12, 2021 and our consideration payable to Webank of RMB107.6 million to settle our historically facilitated loan’s remaining guarantee obligations with Webank.

Our interest payable primarily relate to the cash interest in connection with our borrowing.

Our operating lease commitments primarily consist of our obligations under the lease agreements for our offices and IRCs.

Our contractual operating payables primarily relate to the instalment payment made to a certain supplier. The last payment will be made by December 2022.

Our capital expenditure is mainly related with the strategic partnership we entered into with Changfeng County Government of Hefei City on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning center.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2022.

C.
Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company —B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our judgments and estimates on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this annual report.on.

Warrant liabilities

In July 2021, we issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million. As the senior convertible preferred shares are considered contingently redeemable, the warrants are warrants on redeemable shares and fall within the scope of ASC 480. The warrants are recorded initially at fair value and subsequently remeasured to fair value at each reporting date with the changes in fair value recognized in “Fair value impact of the issuance of senior convertible preferred shares.”

The Black-Scholes option pricing model is used to measure the fair value of warrant liabilities. The determination of the fair value is affected by the fair value of senior convertible preferred shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rate, expected volalitlity, dividend yield, expected term, etc. The fair value of warrant liabilities was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The assumptions used in the determination of the fair value of warrant liabilities represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the fair value of warrant liabilities could be materially different for any period.

For the purpose of determining the estimated fair value of the warrant liabilities, we believe the expected volatility and expected term are the most critical assumptions. Changes in each assumption could significantly affect the fair value of warrant liabilities and hence the amount of fair value impact of the issuance of senior convertible preferred shares we recognize in our consolidated financial statements. The expected volatility of our future share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business. Our estimation of the fair value of warrant liabilities is highly sensitive to the expected volatility and expected term. If the expected volatility increased/decreased 10% with all other variables held constant, the loss before taxation for the fiscal year ended March 31, 2022 would have been approximately RMB15.9 million or RMB16.1 million higher/lower. If the expected term was halved with all other variables held constant, the loss before taxation for the fiscal year ended March 31, 2022 would have been approximately RMB49.5 million lower.

Restricted Share Units with Market Condition

We have granted certain management with restricted share units (“RSU”) which vest based upon certain market conditions. The market-based conditions are satisfied upon our achievement of specified fully diluted equity values, as determined based on our stock price.

We account for RSUs with market conditions as equity classified, with the effect of a market condition reflected in the award’s fair value on the grant date, in accordance with applicable accounting standards, and recognize the share-based compensation expense over the derived service period determined based on valuation techniques that are used to estimate fair value.

We determine the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected share price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrant and settlement of forward contract, which requires us to use judgement to evaluate. If our stock price and any of the assumptions used in the Monte Carlo model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

For the purpose of determining the grant day fair value of RSU, we believe the expected volatility is the most critical assumption. Changes in it could significantly affect the grant day fair value of RSU and hence the amount of share-based compensation we recognize in our consolidated financial statements. The expected volatility of our future share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business. Our estimation of the grant day fair value of RSU is highly sensitive to the expected volatility. The higher the expected volatility, the higher the grant day fair value of the RSU.

Allowance for current expected credit losses

Our primary receivables, namely loans recognized as a result of payments under guarantees which was resulted from the historical loan-facilitation service we provided, are within the scope of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”). We have identified the relevant risk characteristics and grouped our receivables by credit status, product types, aging schedule, collateral types and other risk characteristics as appropriate in the calibration and adjustments of these parameters. Receivables with similar risk characteristics have been grouped into the same pools. We also incorporate the forward-looking impacts based on our best estimates of macroeconomic forecasts. Quantitative adjustments are applied to key parameters such as the probability of default, loss given default, and loss rates on a collective basis. We estimate loss rate considering the historical loss information, the recent performance of this portfolio, categories of credit status (normal, attention and secondary), the collateral, and the forecasts of selected macroeconomic factors. This is assessed at each quarter based on our specific facts and circumstances.

As of March 31, 2022, the expected credit loss provision for the loan recognized as a result of payment under guarantees amounted to RMB324.4 million (US$51.1 million).

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

Item 6.
Directors, Senior Management and Employees
A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	40	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	48	Director
Erhai Liu	54	Director
Cheng Lu	40	Independent Director
Rong Lu	51	Independent Director
Zhuang Yang	68	Independent Director
Feng Lin	42	Chief Financial Officer
Zhitian Zhang	41	Chief Operating Officer
Wenbing Jing	42	Chief Strategy Officer

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

Mr. Erhai Liu has been serving as our director since July 2021. Mr. Liu is the founding and managing partner of Joy Capital. He has nearly 20 years of investment experience in high-tech and innovative companies. Previously, Mr. Liu was engaged in engineering, R&D, operation and senior management in telecommunication and Internet companies for more than 10 years. Mr. Liu was named as one of the “Global Top 100 Technology Investors” on Forbes Midas List in 2012, and from 2018 to 2020. Mr. Liu holds a master’s degree in communications and information system from Xidian University, a master’s degree in psychology from Peking University, a master’s degree in global finance and an MBA from Fordham University, an EMBA from Tsinghua University, and a bachelor’s degree in communication engineering from Guilin University of Electronic Technology.

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

Dr. Zhuang Yang has been serving as our director since July 2021. Dr. Yang is currently a professor of Management at the National School of Development, Peking University. He also holds a tenured professorship at the Graduate School of Business at Fordham University in New York. Dr. Yang’s main research consists of organizational behavior and global leadership, with an extensive focus on China’s strategies for multinational companies and strategies for Chinese companies expanding globally. Dr. Yang earned his bachelor’s degree from the English Language and Literature Department of Peking University, a master’s degree in Sociology from Columbia University, an MPA in International and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a Ph.D. in Business Administration from Columbia University.

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

Mr. Wenbing Jing rejoined us in November 2021 as our chief strategy officer and has extensive experience in strategy and operation management. Prior to re-joining Uxin, Mr. Jing served as vice president as well as general manager of the used car department at Autohome Inc. (NASDAQ: ATHM). Prior to that, Mr. Jing had served various roles at Uxin from 2011 to 2019, including general manager of Uxin’s southern division, and executive president and chief strategy officer of Uxin. Mr. Jing received his master of laws from the school of law of Cardiff University in the United Kingdom.

B.
Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2022, we paid an aggregate of RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018 and November 2018, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. In November 2018, we increased the number of shares reserved for future awards under the plan, and renamed it 2018 Second Amended and Restated Share Incentive Plan, which we refer to as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 102,040,053 Class A ordinary shares. As of July 27, 2022, 19,979,982 share options have been issued and outstanding under the Amended and Restated Plan. We also issued 1,337,502 restricted share units as of July 27, 2022.

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

We have granted certain management restricted share units upon the satisfaction of certain market-based conditions, which are the achievement of specified fully diluted equity values, as determined based on our stock price. The aggregate number of restricted share unnits that may be potentially granted if such conditions are satisfied is 7% of all of the outstanding shares of our company as of the date that the conditions are satisfied. As of March 31, 2022, the conditions have not been satisfied and the underlying awards had not been vested.

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of July 27, 2022:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	(US$/Share) Exercise Price	Grant Date	Expiration Date
Rong Lu	*	—	Various dates from November 19, 2018 to June 30, 2021	February 13, 2028
Feng Lin	*	0.00003333	Various dates from August 19, 2019 to June 30, 2021	August 20, 2028
Zhitian Zhang	*	0.1 to 1.03	Various dates from March 26, 2013 to March 1, 2020	March 25, 2023 and August 20, 2028
Wenbing Jing	*	0.0001 to 0.00000003	January 1, 2022 and June 14, 2022	August 20, 2028
Total	*

* Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of July 27, 2022, other grantees as a group held options to purchase 19,282,482 Class A ordinary shares of our company, with exercise prices ranging from US$0.0001 to US$1.03 per share.

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

Board Diverstiy

Board Diversity Matrix (As of July 27, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
D.
Employees

As of March 31, 2022, we had a total of 814 employees. We had a total of 6,455 employees as of December 31, 2019 and 693 employees as of March 31, 2021. The significant decline in the number of employees as of March 31, 2021 is mainly due to the transformation of our business model and the negative impact of COVID-19.

The following tables give breakdowns of our employees as of March 31, 2022 by function:

As of March 31, 2022
Functions:
Products and technology	90
Operations	144
Car inspection and inventory related personnel	119
Sales and pre-sales customer service	246
Fulfillment and after-sales customer service	82
Finance and legal	57
Human resources	42
Corporate communication and marketing	25
Others	9
Total	814

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 27, 2022 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 3,156,223,997 shares outstanding as of July 27, 2022 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), comprising of (i) 1,329,699,851 Class A ordinary shares, excluding 5,128,916 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,285 Class A ordinary shares at the currently applicable conversion price.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Senior Convertible Preferred Shares	Total Shares (on an as-converted basis)	% †	% of Aggregate Voting Power†
Directors and Executive Officers**:
Kun Dai(1)	14,764,090	40,809,861	—	55,573,951	1.8	12.0
Bin Li(2)	—	—	1,158,503,599	1,454,600,307	42.8	38.6
Erhai Liu(3)	—	—	458,782,405	776,028,879	22.8	20.6
Cheng Lu	—	—	—	—	—	—
Rong Lu	*	—	—	*	*	*
Zhuang Yang	—	—	—	—	—	—
Feng Lin	*	—	—	*	*	*
Zhitian Zhang	*	—	—	*	*	*
Wenbing Jing	*	—	—	*	*	*
All Directors and Executive Officers in the aggregate	20,890,810	40,809,861	1,617,286,004	2,292,329,857	62.9	66.3
Principal Shareholders:
Xin Gao Group Limited(4)	—	40,809,861	—	40,809,861	1.3	11.6
Nio Capital Entities(2)	—	—	1,158,503,599	1,454,600,307	42.8	38.6
Astral Success Limited(3)	—	—	458,782,405	776,028,879	22.8	20.6
GIC Private Limited(5)	220,611,745	—	—	220,611,745	7.0	6.3
58.com Holdings Inc. (6)	183,495,146	—	—	183,495,146	5.8	5.2

* Less than 1% of our total outstanding shares.

** Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Rong Lu and Mr. Zhuang Yang’s business address is 1&3/F, No. 12 Beitucheng East Road, Chaoyang District, Beijing 100029, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding.

†† For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A ordinary shares at the currently applicable conversion price, as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and senior convertible preferred shares, which are convertible into Class A ordinary shares at the currently applicable conversion price, vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)
Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, and (ii) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Mr. Dai, among others, on May 27, 2021. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on in May 2021. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. To our knowledge, a total of 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai through Xin Gao Group Limited, representing 2.8% of outstanding ordinary shares and 22.1% of voting power of Uxin Limited, had been pledged to Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. And 58.com Holdings Inc. (the “Key Investors”), in connection with the issuance of convertible notes (“the Notes”) to the Key Investors, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue Uxin Holdings, Ltd., to secure certain obligations under the Investors’ Rights Agreement entered into on June 10, 2019, which was terminated by way of a termination agreement dated July 12, 2021. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”
(2)
Represents 1,158,503,599 senior convertible preferred shares, comprising of (i) 889,059,964 senior convertible preferred shares held by Abundant Grace Investment Limited, which are convertible into 1,142,857,143 Class A ordinary shares at the currently applicable conversion price, (ii) 29,129,042 senior convertible preferred shares held by Abundant Glory Investment L.P., which are convertible into 71,428,571 Class A ordinary shares at the currently applicable conversion price, (iii) up to 208,272,647 senior convertible preferred shares that may be acquired upon exercise of the warrant held by Abundant Grace Investment Limited, which are convertible into 208,272,647 Class A ordinary shares at the currently applicable conversion price, and (iv) up to 32,041,946 senior convertible preferred shares that may be acquired upon exercise of the warrant held by Abundant Glory Investment L.P., which are convertible into 32,041,946 Class A ordinary shares at the currently applicable conversion price. NBNW Investment Limited and Eve One Fund II L.P. comprise the owners of the majority of the voting interest of Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. Nio Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P., and Mr. Bin Li is one of the managers of Nio Capital II LLC. The registered offices of Abundant Grace Investment Limited and Abundant Glory Investment L.P. are at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of Nio Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.
(3)
Represents 458,782,405 senior convertible preferred shares, comprising of (i) 218,467,812 senior convertible preferred shares held by Astral Success Limited, which are convertible into 535,714,286 Class A ordinary shares at the currently applicable conversion price, and (ii) up to 240,314,593 senior convertible preferred shares that may be acquired upon exercise of the warrant by Astral Success Limited pursuant to the warrant agreement entered into with us on July 12, 2021, which are convertible into 240,314,593 Class A ordinary shares at the currently applicable conversion price Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital GP, Ltd. Is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P. and Joy Capital GP, Ltd. Is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(4)
Represents 40,809,861 ordinary shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. As of July 27, 2022, all Class B ordinary shares held by Xin Gao Group Limited, representing 3.0% of outstanding ordinary shares and 11.6% of voting power of Uxin Limited on a fully converted basis, had been pledged to the Key Investors in connection with the issuance of the Notes. See footnote (1) above.

(5)
Represents 220,611,745 Class A ordinary shares beneficially owned by GIC Private Limited (“GIC”). GIC is a fund manager established under Singapore law with only two clients — the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 181,212,499 securities beneficially owned by the GoS. GIC shares power to vote and dispose of 39,399,246 securities beneficially owned by it with MAS. The address of principal business office of GIC is 168 Robinson Road #37-01 Capital Tower Singapore 068912. The above is based on the Schedule 13G/A filed by GIC on February 8, 2022.
(6)
Represents 183,495,146 Class A ordinary shares beneficially owned by 58.com Holdings Inc., a business company incorporated under the laws of the British Virgin Islands, which is wholly owned by 58.com Inc., an exempted company incorporated under the laws of the Cayman Islands. The business address of both 58.com Holdings Inc. and 58.com Inc. is Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, People’s Republic of China. The above is based on the Schedule 13D/A filed by 58.com Holdings Inc. and 58.com Inc. on July 20, 2022.

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

As of July 27, 2022, 1,370,509,712 of our ordinary shares and 1,151,221,338 of our senior convertible preferred shares were issued and outstanding. To our knowledge, a total of 921,775,830 Class A ordinary shares were held by five record holders in the United States, representing approximately 29.2% of our total outstanding ordinary shares, assuming the senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price (including 5,128,916 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.
Major Shareholders and Related Party Transactions
A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Historical Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business or the distribution of media products in China. Due to these restrictions, we operate our relevant business through contractual arrangements between Youxinpai and Yougu, our PRC subsidiaries, Youxin Hulian and Yishouche, the former VIEs, and their respective shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure.”

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

Transactions with 58.com

Divestiture of 2B Business and Business Cooperation on C2B Business

In March 2020, we entered into definitive agreements to divest our 2B business to 58.com. See “Item 4. Information on the Company—A. History and Development of the Company— Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses—Divestiture of 2B business.” As part of the transaction, we also entered into a business cooperation agreement with 58.com pursuant to which we will provide 58.com with information related to used cars for sale by individuals from April 1, 2020 to March 31, 2021. We sold inventory leads of RMB10.9 million for the fiscal year 2021 and 176 thousand to 58.com for the fiscal year 2022 to 58.com.

Other Transactions with 58.com

In 2019, three months ended March 31, 2020 and the fiscal years ended March 31, 2021 and 2022, 58.com provided advertising and other services to us at arm’s length in the amount of RMB47.1 million, RMB23.5 million, RMB89.8 million and nil, respectively.

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of the our obligations of US$63 million under the 2024 Notes which was further modified in July 2021. These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share. In connection with the foregoing transaction, we and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions, primarily including 2B unreceived disposal consideration and accrued advertising expenses.

Transactions with Weiche

In the fiscal year ended March 31, 2022, Weiche provided advertising services to us at arm’s length in the amount of RMB351 thousand (US$55 thousand).

Transactions with NIO Capital and Joy Capital

The second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively, pursuant to the financing transaction entered into among us, NIO Captial and Joy Capital in June 2021.

Transaction with NIO Capital

On June 30, 2022, we entered into a definitive agreement with affiliates of an existing shareholder, NIO Capital, pursuant to which, NIO Capital has agreed to subscribe 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment

Employment Agreements and Indemnification Agreements

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

We are also subject to ongoing contractual disputes and other proceedings in the PRC, and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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

Voting Rights

Our Class A ordinary shares and Class B ordinary shares and our senior convertible preferred shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association or the Amended and Restated Certificate of Designation (as defined below). In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, and each senior convertible preferred share is entitled to that number of votes equal to the largest number of whole Class A Ordinary Shares into which each such senior convertible preferred share could be converted. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder who holds not less than 10% of the votes attaching to the total shares which are present in person or by proxy at the meeting.

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

Liquidation

On a return of capital or the winding up of our company, and subject to the rights of the senior convertible preferred shares as set out in the Amended and Restated Certificate of Designation (as defined below), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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

Amended and Restated Certificate of Designation and Preferred Shares

We have issued senior convertible preferred shares on July 12 2021, which originally had the rights, preferences, privileges and restrictions set out in the Certificate of Designation dated July 12, 2021 and approved by a resolution of our board of directors (the “Prior Certificate of Designation”). On the same day, we also issued warrants to purchase senior convertible preferred shares. We subsequently issued additional senior convertible preferred shares in November 2021, March 2022, and June and July 2022. On July 29, 2022, we approved, authorized and adopted an Amended and Restated Certificate of Designation (the “Amended and Restated Certificate of Designation”), which amended, restated, superseded and replaced in its entirety the Prior Certificate of Designation, to the intent and effect that all senior convertible preferred shares (including all senior convertible preferred shares then issued and outstanding) have the rights, preferences, privileges and restrictions set out in the Amended and Restated Certificate of Designation.

The following summarizes the key rights, preferences, privileges and restrictions on our senior convertible preferred shares:

Dividend

Each senior convertible preferred share has a par value of US$0.0001 per share and a stated value equal to US$0.3433 per share or US$0.14, as applicable. If we declare any dividend, the holders of senior convertible preferred shares shall be entitled to receive, on parity with each other holders and in preference to ordinary shares and/or other junior securities, dividends at the rate of 8% per annum of the applicable stated value.

Voting Rights

Each holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred share could be converted.

Liquidation

Upon any liquidation, dissolution or winding-up of our company, each holder of senior convertible preferred share, pari passu with other holders and in preference to the holders of junior securities, shall be entitled to receive an amount equal to 150% of the applicable stated value per senior convertible preferred share held by ordinary shares and/or such holder, plus any accrued and unpaid dividends.

Conversion

Each senior convertible preferred share shall be convertible, at any time at the option of the holder at its sole discretion, into that number of Class A ordinary shares or ADSs determined by dividing the applicable stated value of such senior convertible preferred share by the conversion price, which shall initially be the stated value and is subject to adjustment from time to time.

Redemption Right

Upon the occurrence of certain events, our company shall redeem all or part of the senior convertible preferred shares upon written notice of each holder of senior convertible preferred shares. The redemption price shall equal to the sum of (i) the aggregate amount of the applicable stated value, as adjusted, plus (ii) an amount accruing at a compound annual rate of 8% of such stated value for a period commencing from the original issue date and ending on the redemption closing date, plus (iii) any accrued but unpaid dividends, provided that, to the extent that the applicable stated value of a senior preferred share has not been fully paid at the time of the redemption, the redemption price for such senior convertible preferred share shall be calculated based on the part of the applicable stated value that has been paid (including the par value).

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

Certain Agreements with NIO Capital and Joy Capital

In June 2021, we entered into a share purchase agreement with, and issued warrants to, Abundance Grace Investment Limited, an affiliate of NIO Capital, and Astral Success Limited, an affiliate of Joy Capital, in connection with a financing transaction.

Share Subscription Agreement. On June 14, 2021, we entered into a share subscription agreement with NIO Capital and Joy Capital. Pursuant to the share subscription agreement, NIO Capital and Joy Capital agreed to subscribe for 436,935,624 of our newly issued senior convertible preferred shares for an aggregate amount of US$150 million. On July 12, 2021, the first closing was completed for an aggregate amount of US$100 million for the issuance of 291,290,416 senior convertible preferred shares. The second closing in the amount of US$27.5 million and US$10 million US$7.5 million was completed for the issuance of 80,104,865, 29,129,042 and 21,846,781 senior convertible preferred shares in November 2021, March 2022 and June 2022, respectively. Each of NIO Capital and Joy Capital also agreed, for a period of 180 days commencing from July 12, 2021, not to transfer, sell or dispose of any of the newly subscribed shares with limited exceptions. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed.

Warrant. On July 12, 2021, we issued warrants to each of NIO Capital and Joy Capital. Pursuant to the warrants, each of NIO Capital and Joy Capital has the right to purchase up to 240,314,593 senior convertible preferred shares with an exercise price of US$0.3433, exercisable, at the option of the holder, at any time and from time to time on or prior to 5 p.m. (New York City time) of January 12, 2023.

In June 2022, we entered into a share subscription agreement with Abundance Grace Investment Limited, an affiliate of NIO Capital, in connection with another round of financing transaction.

Share Subscription Agreement. On June 30, 2022, we entered into a share subscription agreement with NIO Capital, pursuant to which NIO Capital agreed to subscribe for 714,285,714 of our newly issued senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing.

Set forth below is a summary of certain other agreements in connection with the above transactions.

Amended and Restated Investors’ Rights Agreement. On July 27, 2022, we entered into an investors’ rights agreement with NIO Capital and Joy Capital, which amended and restated the investor's rights agreement on July 12, 2021. Pursuant to the amended and restated investors’ rights agreement, NIO Capital and Joy Capital enjoy certain information rights, co-sale rights and rights of first refusal. In addition, they agreed to certain lock-up and transfer restrictions. During the lock-up period, upon the occurrence of certain events, the 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai will be automatically converted into an equal number of Class A ordinary shares.

Voting Agreement. On July 27, 2022, we entered into an additional voting agreement with NIO Capital and Joy Capital, pursuant to which, each of NIO Capital and Joy Capital is entitled to nominate one director of our company under certain conditions. In addition, NIO Capital and Joy Capital are entitled to jointly nominate two independent directors of our company under certain conditions. Mr. Kun Dai is entitled to nominate one director and one independent director under certain conditions.

Registration Rights Agreement. On July 27, 2022, we entered into a registration rights agreement with NIO Capital. Pursuant to the registration rights agreement, on or no later than three business days after the earlier of (i) the date of the filing of the annual report on Form 20-F for the fiscal year ended March 31, 2022 and (ii) July 31, 2022, we shall prepare and file with the SEC a registration statement on Form F-3 for an offering of registrable securities to be made on a continuous basis pursuant to Rule 415 under the Securities Act. NIO Capital also has piggyback registration rights under this registration rights agreement.

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

In addition, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is not entirely clear, we treat the former VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control the management decisions and are entitled to substantially all of the economic benefits associated with these entities. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of the former VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the former VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe that we were a PFIC for our taxable year ended March 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In particular, recent declines in the market price of our ADSs increased our risk of becoming a PFIC for the current taxable year. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or Class A ordinary shares, you may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the former VIEs or any of the subsidiaries of the former VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the former VIEs or any of the subsidiaries of the former VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our Class A ordinary shares, are traded on theNASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, we anticipate that our ADSs should qualify as being regularly traded, but no assurances are given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is March 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

As of March 31, 2022, we had RMB-denominated cash and cash equivalents and restricted cash RMB132.7 million, and U.S. dollar-denominated cash balances of US$0.6 million. Assuming we had converted RMB132.7 million into U.S. dollars at the exchange rate of RMB6.3393 for US$1.00 as of March 31, 2022, our U.S. dollar cash balance would have been US$20.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$19.0 million instead. Assuming we had converted US$0.6 million into RMB at the exchange rate of RMB6.3393 for US$1.00 as of March 31, 2022, our RMB cash balance would have been RMB3.6 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB3.96 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In April 2022, we received approximately US$2.0 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

Part II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

None.
Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.
Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of March 31, 2022, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2022, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2022 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the fiscal year ended March 31, 2022, we determined that one material weakness (initially identified in connection with the audit for the years ended December 31, 2016 and 2017) remains unremediated at the end of fiscal year 2022. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hire more qualified financial and reporting personnel, including financial reporting manager, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework; (ii) implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and (iii) enhance our process and controls in dealing with non-recurring and complex transactions.

Another material weakness (also initially identified in connection with the audit for the years ended December 31, 2016 and 2017) was related to insufficient documented financial closing policies and procedures, specifically those related to period end expenses cut-off and accruals. This material weakness was remediated as of March 31, 2022 through the implementation of a number of measures, including: (1) the establishment of sufficient and formal financial closing policies and procedures, especially those related to period end expenses cut-off and accruals, and (2) the allocation of resources to enhance the internal audit function to ensure proper design and implementation of our accounting policies and financial reporting procedures.

We cannot assure you that we will remediate our remaining material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of March 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

D. Changes in Internal Control over Financial Reporting

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

	In the Fiscal Year ended March 31, 2021	In the Fiscal Year ended March 31, 2022
Audit fees(1)	US$818,096	US$1,381,856
All other fees(2)	—	—

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In the fiscal year of 2021 and 2022, the audit refers to financial audit.
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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year; (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan; (iii) shareholder approval is not required for 20% share issuance at a price that is less than the minimum price as required in Nasdaq Rule 5635(d); and (iv) we are not required to maintain a majority independent board as required in Nasdaq Rule 5605(b)(1). We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). We also followed home country practice in connection with the transaction with Nio Capital and Joy Capital in June 2021, the transaction with NIO Capital in July 2022 and the adoption of our 2018 Second Amended and Restated Share Incentive Plan in November 2018, in each case without seeking shareholder approval. In addition, we rely on home country practice so that our board of directors does not consist of a majority of independent directors.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

part iii

Item 17.
Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.
Financial Statements

The consolidated financial statements of Uxin Limited, its subsidiaries and the former VIEs, as applicable, are included at the end of this annual report.

Item 19.
Exhibits

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 1, 2018)

1.2

Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.3

Form of Warrant to Purchase Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.3 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.4*	Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 27, 2022
2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3

Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

2.4

Shareholders Agreement, between the Registrant and other parties thereto dated as of January 2, 2018 (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

3.1

Description of the Registrant’s Securities (incorporated by reference to Exhibit 3.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.1

2018 Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4

English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5

English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6

English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7

English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8

English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10

English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11

English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12

English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13

English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kw Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14

English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16

English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.17

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.18

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018) Exhibit

4.19

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.20

English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.21

English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22

Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.23

Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.24†

Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.25†

Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.26†

Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.27†

Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.28†

Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.29†

Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.30†

Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†

Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Col, Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†

Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.33†

Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†

Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35

English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020 (incorporated by reference to Exhibit 4.40 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.36

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.41 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.37

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.42 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.38

Share Subscription Agreement by and between the Registrant and GIC Private Limited dated October 5, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.39

Registration Rights Agreement by and between the Registrant and GIC Private Limited dated October 8, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.40

Share Subscription Agreement by and between the Registrant and Wells Capital Management, Inc. on behalf of Wells Fargo Emerging Markets Equity Fund, Emerging Markets Equity Fund, a series of 525 Market Street Fund, LLC and Emerging Markets Equity CIT dated October 5, 2020 (incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.41

Share Subscription Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated June 14, 2021 (incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.42

Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.43

Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holding Inc. dated July 12, 2021 (incorporated by reference to Exhibit 4.43 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.44

Registration Rights Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.45

Supplemental Agreement in connection with the Convertible Note Purchase Agreement and Convertible Promissory Notes by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited, ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited dated June 17, 2021 (incorporated by reference to Exhibit 4.45 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.46

Termination Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated July 12, 2021 (incorporated by reference to Exhibit 4.46 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.47

English Summary of Material Contract Terms of the Investment Cooperation Agreement between Changfeng County Government of Hefei City and Uxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (incorporated by reference to Exhibit 4.8 of the current report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on December 7, 2021)

4.48*	English Translation of Termination Agreement among Youxinpai, Youxin Hulian and its shareholders dated March 31, 2022
4.49*	English Translation of Termination Agreement among Yougu, Yishouche and its shareholders dated March 31, 2022
4.50*†	Share Subscription Agreement between the Registrant and Abundant Grace Investment Limited on June 30, 2022
4.51*

Amended and Restated Investors' Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022

4.52*	Registration Rights Agreement by and among the Registrant and Abundant Grace Investment Limited dated July 27, 2022
4.53*†	Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022
4.54*†	Framework Agreement among the Registrant, 58.com and other parties dated July 18, 2022
4.55*	Note Conversion and Share Exchange Letter dated July 18, 2022

8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Beijing Docvit Law Firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document 140
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

† Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Uxin Limited

		By:	/s/ Kun Dai
			Name:	Kun Dai
			Title:	Chairman and Chief Executive Officer

Date:	August 1, 2022

UXIN LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of March 31, 2021 and 2022	F-5
Consolidated Statements of Comprehensive Loss for year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022	F-8
Consolidated Statements of Changes in Shareholders’ Equity/ (Deficit) for year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022	F-10
Consolidated Statements of Cash Flows for year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022	F-12
Notes to the Consolidated Financial Statements	F-16

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of March 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity/(deficit) and cash flows for the fiscal years ended March 31, 2022 and 2021, for the three months ended March 31, 2020, and for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the fiscal years ended March 31, 2022 and 2021, for the three months ended March 31, 2020, and for the year ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company’s lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal year 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of warrant liabilities

As described in Notes 17 and 21 to the consolidated financial statements, the Company issued warrants to each of NIO Capital and Joy Capital to purchase senior convertible preferred shares in July 2021. As of March 31, 2022, the Company had warrant liabilities of RMB196.4 million. For the year ended March 31, 2022, the Company recognized a decrease in estimated fair value of the warrant liabilities in the amount of RMB424.5 million. The fair value of warrant liabilities was estimated by management based on the Black-Scholes option pricing model. As the Company’s warrant liabilities are not traded in an active market with readily observable prices, the use of this model includes significant unobservable inputs to measure the fair value of the warrant liabilities which required management to make judgments and assumptions relating to expected volatility and expected term.

The principal considerations for our determination that performing procedures relating to fair value of warrant liabilities is a critical audit matter are the significant judgment by management when developing the fair value measurement of the warrants, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s significant assumptions. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the fair value of warrant liabilities, including controls over the development of the significant assumptions related to the fair value measurement. These procedures included, among others, (a) reading the senior convertible preferred shares subscription agreement and warrants issuance letter; (b) evaluating the competence, capability and objectivity of the independent valuation firm engaged by the Company; (c) testing management’s process to estimate the fair value of the warrant liabilities; (d) evaluating the appropriateness of the Black-Scholes option pricing model; (e) testing the completeness, accuracy and relevance of underlying data used in the model; (f) testing the mathematical accuracy of the fair value estimation; and (g) evaluating management’s significant assumptions, including expected volatility and expected term by: (i) considering the reasonableness of relevant industry companies selected for comparison; (ii) considering the reliability and objectivity of data sources; and (iii) considering whether the assumptions and estimates used were consistent with evidence obtained in other areas of the audit. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Going concern assessment

As described in Note 1 to the consolidated financial statements, the Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company has an extended history of net losses, net cash used in operating activities, and accumulated deficits. Such adverse conditions and events, before consideration of management’s liquidity plans, raised substantial doubt about the Company’s ability to continue as a going concern. Management has developed its liquidity plans to mitigate these adverse conditions and events and has incorporated the expected impacts of these plans within its forecasted cash flows for the twelve months period immediately following the date of issuance of the Company’s fiscal year 2022 consolidated financial statements (the “Period”). Management has concluded that its liquidity plans, when implemented effectively, will alleviate the substantial doubt regarding the Company’s ability to continue as a going concern. Such conclusion required management to make estimations and judgements that: (i) the start date, and related operating cash outflows, for the lease of the new inspection and reconditioning center (“IRC”) in Hefei will not commence during the Period; (ii) a borrowing in the amount of RMB290 million, including principal and unpaid interest, will be settled within the Period using proceeds under a third-party borrowing agreement that is available to the Company; (iii) proceeds of US$100 million will be paid to the Company on a timely basis under the terms of a senior convertible preferred shares subscription agreement; and (iv) all other capital and operating activities of the Company will not require significant use of cash flows within the Period.

The principal considerations for our determination that performing procedures relating to going concern assessment is a critical audit matter are the significant estimations and judgments by management when developing its forecasted cash flows included in the going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the liquidity plans and its impact upon forecasted cash flows. These procedures also included, among others, (i) understanding and testing management’s process for developing the forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the forecasted cash flows; and (iii) evaluating the reasonableness of the estimations and judgements made by management in evaluating whether the liquidity plans will be effectively implemented including (a) evaluating the reasonableness of the expected commencement date for capital expenditures and operational expenses of the Hefei IRC by inspection of the agreements signed in relation to the Hefei IRC; (b) corroborating the construction period as specified in the infrastructure design agreement with the Company’s forecasted cash flows; (c) observing the current construction status through a site visit on the location of the future Hefei IRC; (d) reading the third-party borrowing agreement dated July 28, 2022 and confirming key terms with the third-party and timing of the payment to the Company; (e) reading the senior convertible preferred shares subscription agreement dated June 30, 2022 and confirming key terms with the third-party, including the timing of payments to the Company during the Period; and (f) considering the Company’s current and past performance, reviewing management’s schedule of commitments and Note 25 Contingencies and Commitments to the consolidated financial statements, and reading minutes of meetings of the Company’s Board of Directors and its committees, to confirm no significant use of cash flow within the Period for all other capital and operating activities of the Company.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

August 1, 2022

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2021	March 31, 2022
	RMB	RMB	US$
			(Note 2.7)

ASSETS

Current assets:
Cash and cash equivalents	192,605	128,021	20,195
Restricted cash	41,114	8,276	1,306
Accounts receivable, net	2,446	832	131
Amounts due from related parties, net of provision for credit losses of RMB6,456 as of March 31, 2021	129,383	—	—
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB1,182,609 and RMB324,371 as of March 31, 2021 and 2022, respectively	179,947	54,888	8,658
Other receivables, net of provision for credit losses of RMB20,980 and RMB30,251 as of March 31, 2021 and 2022, respectively	110,025	166,006	26,187
Inventory, net	69,587	426,257	67,240
Forward contract assets	—	36	6
Prepaid expenses and other current assets	107,836	90,012	14,199

Total current assets	832,943	874,328	137,922

Non-current assets:
Property, equipment and software, net	29,306	34,531	5,447
Intangible assets, net	27	—	—
Long-term investments	288,428	288,756	45,550
Other non-current assets	36,000	24,000	3,786
Right-of-use assets, net	46,829	29,584	4,667

Total non-current assets	400,590	376,871	59,450

Total assets	1,233,533	1,251,199	197,372

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2021	March 31, 2022
	RMB	RMB	US$
			(Note 2.7)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	101,205	92,534	14,597
Guarantee liabilities	2,441	179	28
Amounts due to related parties	69,434	—	—
Other payables and other current liabilities	894,565	674,333	106,373
Warrant liabilities	—	196,390	30,980
Current portion of long-term borrowings	79,560	233,000	36,755
Current portion of long-term debt	—	102,206	16,123

Total current liabilities	1,147,205	1,298,642	204,856

Non-current liabilities
Consideration payable to WeBank	200,778	107,642	16,980
Operating lease liabilities	34,365	10,866	1,714
Convertible notes	1,614,040	—	—
Long-term borrowings	233,000	—	—
Long-term debt	—	817,648	128,981

Total non-current liabilities	2,082,183	936,156	147,675

Total liabilities	3,229,388	2,234,798	352,531

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2021	March 31, 2022
	RMB	RMB	US$
			(Note 2.7)

Contingencies and commitments

Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and 2022, respectively; nil and 400,524,323 shares issued and outstanding as of March 31, 2021 and 2022, respectively)	—	526,484	83,051

Total Mezzanine equity	—	526,484	83,051

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 10,000,000,000 and 9,000,000,000 shares authorized as of March 31, 2021 and 2022, respectively; 1,071,621,698 Class A ordinary shares and 1,146,044,859 Class A ordinary shares issued and outstanding as of March 31, 2021 and 2022, respectively; 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2021 and 2022)	733	782	123
Additional paid-in capital	13,695,877	14,254,109	2,248,530
Accumulated other comprehensive income	217,747	288,461	45,504
Accumulated deficit	(15,910,049)	(16,053,272)	(2,532,341)

Total UXIN LIMITED shareholders’ deficit	(1,995,692)	(1,509,920)	(238,184)
Non-controlling interests	(163)	(163)	(26)
Total shareholders’ deficit	(1,995,855)	(1,510,083)	(238,210)

Total liabilities, mezzanine equity and shareholders’ deficit	1,233,533	1,251,199	197,372

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)
Revenues:
Retail vehicle sales	—	—	463,547	780,371	123,101
Wholesale vehicle sales	—	—	51,249	823,466	129,899
Commission revenue	711,362	48,038	41,939	—	—
Value-added service revenue	636,046	40,456	35,248	—	—
Others (including RMB10,869 and RMB176 from related party during the fiscal years ended March 31, 2021 and 2022, respectively)	240,623	15,367	65,425	32,279	5,092
Total revenues	1,588,031	103,861	657,408	1,636,116	258,092

Cost of revenues	(689,292)	(110,714)	(673,711)	(1,588,398)	(250,564)
Gross profit/ (loss)	898,739	(6,853)	(16,303)	47,718	7,528

Operating expenses:
Sales and marketing	(1,184,997)	(189,503)	(339,013)	(222,139)	(35,042)
Research and development	(140,006)	(31,176)	(74,137)	(36,200)	(5,710)
General and administrative	(402,040)	(74,926)	(277,925)	(151,024)	(23,823)
Losses from guarantee liabilities	(194,385)	—	—	—	—
(Provision for)/reversal of credit losses, net	(271,372)	(1,939,570)	(91,593)	687	108
Total operating expenses	(2,192,800)	(2,235,175)	(782,668)	(408,676)	(64,467)

Other operating income, net	1,925	56,043	246,346	82,017	12,938

Loss from continuing operations	(1,292,136)	(2,185,985)	(552,625)	(278,941)	(44,001)

Interest income	14,958	3,081	45,140	3,660	577
Interest expenses	(112,587)	(29,029)	(95,953)	(41,222)	(6,503)
Other income	71,142	2,420	15,672	5,227	825
Other expenses	(36,569)	(10,118)	(7,890)	(8,925)	(1,408)
Foreign exchange gains/ (losses)	4,247	(388)	(15,887)	(9,336)	(1,473)
Fair value impact of the issuance of senior convertible preferred shares	—	—	—	186,231	29,377
Gain from disposal of investments, net	28,257	—	—	—	—
Impairment of long-term investment	(37,775)	—	—	—	—
Gain from disposal of subsidiaries	—	179,020	—	—	—
Inducement charge of convertible notes	—	—	(121,056)	—	—
Loss from continuing operations before income tax expense	(1,360,463)	(2,040,999)	(732,599)	(143,306)	(22,606)
Income tax benefit/ (expense)	2,554	(326)	(33)	(245)	(39)
Equity in income of affiliates, net of tax	30,231	6,940	15,657	328	52
Net loss from continuing operations	(1,327,678)	(2,034,385)	(716,975)	(143,223)	(22,593)

Less: net loss attributable to non-controlling interests shareholders	(1,452)	(5,383)	(9)	—	—
Net loss from continuing operations, attributable to UXIN LIMITED’s ordinary shareholders	(1,326,226)	(2,029,002)	(716,966)	(143,223)	(22,593)

Discontinued operations
Net (loss)/ income from discontinued operations before income tax	(659,458)	(455,177)	295,744	—	—
Income tax expense	(2,992)	—	—	—	—
Net (loss)/ income from discontinued operations	(662,450)	(455,177)	295,744	—	—
Net (loss)/ income from discontinued operations attributable to UXIN LIMITED’s ordinary shareholders	(662,450)	(455,177)	295,744	—	—

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)

Net loss	(1,990,128)	(2,489,562)	(421,231)	(143,223)	(22,593)
Less: net loss attributable to non-controlling interests shareholders	(1,452)	(5,383)	(9)	—	—
Net loss attributable to UXIN LIMITED’s ordinary shareholders	(1,988,676)	(2,484,179)	(421,222)	(143,223)	(22,593)

Net loss	(1,990,128)	(2,489,562)	(421,231)	(143,223)	(22,593)
Other comprehensive (loss)/ income
Foreign currency translation, net of tax nil	(17,976)	40,028	110,983	70,714	11,155

Total comprehensive loss	(2,008,104)	(2,449,534)	(310,248)	(72,509)	(11,438)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(1,558)	(3,927)	(9)	—	—
Total comprehensive loss attributable to UXIN LIMITED’s ordinary shareholders	(2,006,546)	(2,445,607)	(310,239)	(72,509)	(11,438)
Net loss from continuing operations, attributable to UXIN LIMITED’s ordinary shareholders	(1,326,226)	(2,029,002)	(716,966)	(143,223)	(22,593)
Net (loss)/ income from discontinued operations, attributable to UXIN LIMITED’s ordinary shareholders	(662,450)	(455,177)	295,744	—	—
Net loss attributable to UXIN LIMITED’s ordinary shareholders	(1,988,676)	(2,484,179)	(421,222)	(143,223)	(22,593)

Weighted average shares outstanding – basic	886,613,598	888,460,868	1,100,650,208	1,168,419,750	1,168,419,750
Weighted average shares outstanding – diluted	886,613,598	888,460,868	1,330,913,033	1,354,506,021	1,354,506,021

Net (loss)/ income per share for ordinary shareholders, basic
Continuing operations	(1.50)	(2.28)	(0.65)	(0.12)	(0.02)
Discontinued operations	(0.75)	(0.51)	0.27	—	—

Net (loss)/ income per share for ordinary shareholders, diluted
Continuing operations	(1.50)	(2.28)	(0.65)	(2.07)	(0.33)
Discontinued operations	(0.75)	(0.51)	0.22	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020,

THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share			Accumulated		Total UXIN
	(US $0.0001 par value)			other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity/ (deficit)	interests	equity/ (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2018	880,659,899	575	12,967,986	86,061	(10,680,489)	2,374,133	(2,490)	2,371,643
Foreign currency translation adjustments	—	—	—	(17,869)	—	(17,869)	(106)	(17,975)
Net loss	—	—	—	—	(1,988,676)	(1,988,676)	(1,452)	(1,990,128)
Issuance of ordinary shares due to exercise of the share options	6,957,492	6	1,279	—	—	1,285	—	1,285
Share-based compensation	—	—	100,295	—	—	100,295	—	100,295
Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120

Balance as of December 31, 2019	887,617,391	581	13,069,560	68,192	(12,669,165)	469,168	(4,048)	465,120
Cumulative effect of adoption of new accounting standard (Note 2.26)	—	—	—	—	(319,036)	(319,036)	—	(319,036)
Balance as of January 1, 2020	887,617,391	581	13,069,560	68,192	(12,988,201)	150,132	(4,048)	146,084
Foreign currency translation adjustments	—	—	—	38,572	—	38,572	1,456	40,028
Net loss	—	—	—	—	(2,484,179)	(2,484,179)	(5,383)	(2,489,562)
Issuance of ordinary shares due to exercise of the share options	50,066	*	—	—	—	—	—	—
Share-based compensation	—	—	(32,571)	—	—	(32,571)	—	(32,571)
Repurchase of ordinary shares from Fairlubo’s minority interest	—	—	—	—	(16,447)	(16,447)	7,821	(8,626)
Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)

*Less than 1.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020,

THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share			Accumulated		Total UXIN
	(US $0.0001 par value)			other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	equity/ (deficit)	interests	equity/ (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)
Foreign currency translation adjustments	—	—	—	110,983	—	110,983	—	110,983
Net loss	—	—	—	—	(421,222)	(421,222)	(9)	(421,231)
Issuance of ordinary shares due to exercise of the share options	3,791,290	2	1,909	—	—	1,911	—	1,911
Issuance of Class A ordinary shares (Note 18)	84,692,839	57	169,442	—	—	169,499	—	169,499
Share-based compensation	—	—	(19,122)	—	—	(19,122)	—	(19,122)
Conversion of convertible notes (Note 12)	136,279,973	93	506,659	—	—	506,752	—	506,752
Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)

Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)
Foreign currency translation adjustments	—	—	—	70,714	—	70,714	—	70,714
Net loss	—	—	—	—	(143,223)	(143,223)	—	(143,223)
Issuance of ordinary shares due to exercise of the share options	7,432,870	6	15,707	—	—	15,713	—	15,713
Share-based compensation	—	—	26,534	—	—	26,534	—	26,534
Debt restructuring gain from equity holders of the Company (Note 12)	—	—	61,018	—	—	61,018	—	61,018
Contribution from a shareholder due to the Restructuring (Note 2.3)	—	—	8,000	—	—	8,000	—	8,000
Conversion of convertible notes (Note 12)	66,990,291	43	446,973	—	—	447,016	—	447,016
Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)

Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(1,990,128)	(2,489,562)	(421,231)	(143,223)	(22,593)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	100,295	(32,571)	(19,122)	26,534	4,186
Depreciation and amortization of property, equipment and software	88,939	21,339	46,391	14,265	2,250
Amortization of intangible assets	6,892	87	111	27	4
Amortization of right-of-use assets	75,924	1,252	10,950	15,373	2,425
Loss/(gains) from disposal of property, equipment and software	2,710	1,210	6,568	(1,494)	(236)
Equity in income of affiliates	(30,231)	(6,940)	(15,657)	(328)	(52)
Write-down of inventory	—	—	16,279	14,223	2,244
Provision for/ (reversal of) credit losses	272,783	1,954,516	91,593	(687)	(108)
Guarantee income	—	(44,471)	(207,825)	(126)	(20)
Discounting impact of the consideration payable to WeBank	—	—	(30,898)	11,986	1,891
Fair value impact of the issuance of senior convertible preferred shares (Note 12, 17)	—	—	—	(186,231)	(29,377)
Gains from waiver of operating payables (Note 13)	—	—	—	(73,747)	(11,633)
Losses from guarantee liabilities	362,597	—	—	—	—
Deferred income tax liabilities	(1,678)	—	—	—	—
Impairment of long-term investment	37,775	—	—	—	—
Gains from disposal of long-term investment, net	(28,257)	—	—	—	—
Gain from disposal of salvage car related business	—	(179,020)	—	—	—
Goodwill impairment	—	—	9,541	—	—
Impairment of net assets transferred	—	407,710	420,000	—	—
Transaction gain from divestiture transactions, net (Note 3)	—	—	(721,211)	—	—
Inducement charge of convertible notes	—	—	121,056	—	—

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	315,726	138,588	48,250	51,824	8,175
Amounts due from related parties	(51,590)	23,520	36,664	3,817	602
Amounts due to related parties	—	—	69,434	—	—
Advance to consumers on behalf of financing partners	519,773	2,135	—	—	—
Loans recognized as a result of payments under guarantees	(1,533,259)	(251,163)	134,380	148,708	23,458
Advance to sellers	347,402	58,185	83,537	—	—
Financial lease receivables	156,301	102,680	8,510	10	2
Inventory	5,588	3,478	(75,552)	(372,120)	(58,700)
Payables, accruals and other current liabilities	679,335	(101,829)	(354,669)	(266,922)	(42,105)
Deposit of interests from consumers and payable to financing partners	(470,105)	(16,496)	(18,032)	—	—
Deferred revenue	(60,893)	(3,919)	(27,052)	(5,247)	(828)
Consideration payable to WeBank	—	—	(334,323)	(81,604)	(12,873)

Net cash used in operating activities	(1,194,101)	(411,271)	(1,122,308)	(844,962)	(133,288)

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	43,611	451	13,357	1,885	297
Purchase of property, equipment and software	(46,820)	(307)	(413)	(18,654)	(2,943)
Proceeds from disposal of long-term investments	96,838	2,741	—	—	—
Proceeds from disposal short-term investments	597,984	—	—	—	—
Cash deposits transferred to Golden Pacer (Note 3)	(1,175,867)	—	—	—	—
Proceeds from disposal of subsidiaries, net of cash disposed	—	157,013	130,000	—	—
Proceeds from disposal of 2B business	—	—	300,072	—	—

Net cash (used in)/ generated from investing activities	(484,254)	159,898	443,016	(16,769)	(2,646)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)

Cash flows from financing activities:
Repayment of borrowings	(602,485)	(159,148)	(41,094)	(79,560)	(12,550)
Net proceeds from issuance of convertible notes	1,853,381	—	—	—	—
Repayment of convertible notes	(1,190,182)	—	—	—	—
Repayment of long-term debt	—	—	—	(58,956)	(9,300)
Proceeds from exercise of share options	12,916	629	1,912	15,713	2,479
Proceeds from issuance of Class A ordinary shares	—	—	169,499	—	—
Repurchase of ordinary shares from Fairlubo’s minority interest	—	(7,000)	—	—	—
Proceeds from the issuance of senior convertible preferred shares in conjunction with warrants	—	—	—	887,225	139,956

Net cash generated from/ (used in) financing activities	73,630	(165,519)	130,317	764,422	120,585

Effect of exchange rate changes on cash, cash equivalents and restricted cash	960	4,065	(14,741)	(113)	(18)

Net decrease in cash, cash equivalents and restricted cash	(1,603,765)	(412,827)	(563,716)	(97,422)	(15,367)

Cash, cash equivalents and restricted cash recorded in held for sale assets at beginning of the period	1,001,325	25,074	—	—	—
Cash, cash equivalents and restricted cash at beginning of the period	1,812,702	1,185,188	797,435	233,719	36,868

Cash, cash equivalents and restricted cash recorded in held for sale assets at end of the period	25,074	—	—	—	—
Cash, cash equivalents and restricted cash at end of the period	1,185,188	797,435	233,719	136,297	21,501

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019, THE THREE MONTHS ENDED MARCH 31, 2020, THE FISCAL YEARS ENDED MARCH 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$
					(Note 2.7)

Supplemental disclosure of cash flow information
- Cash paid for income tax	7,754	1,115	22	179	28
- Cash paid for interest	77,924	—	19,717	5,111	806

Supplemental schedule of non-cash investing and financing activities
- Unreceived disposal consideration	—	130,000	129,307	—	—
- Unpaid purchase consideration to minority interest	—	8,319	—	—	—
- Net settlement of long-term debt with unreceived disposal consideration(Note 5)	—	—	—	45,350	7,154

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	US$

Cash and cash equivalents	478,200	342,504	192,605	128,021	20,195
Restricted cash	706,988	454,931	41,114	8,276	1,306
Cash, cash equivalents and restricted cash reclassified as held for sale assets	25,074	—	—	—	—
Total cash, cash equivalents and restricted cash	1,210,262	797,435	233,719	136,297	21,501

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries and its former variable interest entities (“VIEs”) . The Company, its subsidiaries and its former consolidated VIEs are collectively referred to as the “Group”.

The Company was incorporated under the law of the Cayman Islands as the exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

The Group’s principal operation and geographic market is in the People’s Republic of China (“PRC”). In order to devote all resources towards developing and scaling up its online used car business and to relieve its future growth from additional guarantee obligations or credit risks, the Group made a series of strategic divestiture transactions (the “Divestiture Transactions”) that occurred during 2019 and subsequent period in 2020. Since September 2020, the Group has shifted to “inventory-owning” model where the Group builds-up and sells its own inventory of used vehicles. Prior to these Divestiture Transactions disclosed in the below paragraphs, the Group was primarily engaged in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C).

China’s used car market follows clear seasonal patterns where the fourth quarter is typically the peak season and the first quarter is typically slower due to the Chinese New Year Holiday. The Company decided to change its fiscal year end from December 31 to March 31, effective April 1, 2020, in order to focus on strategic planning for each new fiscal year during off peak first quarter.

Divestiture Transactions

On January 16, 2020, the Company entered into definitive agreements with Beijing Hengtai Boche Auction Co. Ltd. (“Boche”) to divest its salvage car related business in exchange for a total cash consideration of RMB330 million. The cash consideration was further modified and revised to RMB295 million due to a working capital adjustment. The transaction contemplated under the definitive agreements was closed in January 2020. Starting from January 31, 2020, the Company no longer retained power of control over the salvage cars related business and accordingly deconsolidated the related subsidiaries, mainly including Beijing Youxin Fengshun Lubao Vehicle Auction Co., Ltd., Beijing Fengshun Lubao Automotive Auction Co., Ltd., Zhejiang Dongwang Internet Technology Co., Ltd. and their wholly-owned subsidiaries (“Salvage Car Related Subsidiaries”), from the Company’s consolidated financial statements.

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business in exchange for a total gross consideration of US$105 million. The transaction contemplated under the definitive agreements was closed in April 2020.

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements, respectively, with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantees starting from the three months ended December 31, 2019. The transaction contemplated under the definitive and supplemental agreements was closed on April 23, 2020.

After the Divestiture Transactions, the Group primarily operated its cross-regional online used car transaction business (2C). Since September 2020, the Group started to shift to the “inventory-owning” model where the Group sells its own inventory of used vehicles, and this model has been further updated since March 2021 when the Group started to acquire used vehicles directly from individuals.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of March 31, 2022, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect	Principal activities

Youxin (Shaanxi) Technology Information Co., Ltd.	Xi’an	April 27, 2018	100%	Online used car transaction service
Youxin (Ningbo) Information Technology Co., Ltd.	Ningbo	July 15, 2020	100%	Vehicle sales
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	Hefei	September 8, 2021	100%	Vehicle sales
Hefei Youquan Information Technology Co., Ltd.	Hefei	December 13, 2021	100%	Vehicle sales

Variable interest entities

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Company used to operate online platforms that provided internet information services and engaged in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests were held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements, including exclusive options agreements, power of attorney, exclusive business cooperation agreements (which includes arrangements which provide for services to these domestic companies), equity pledge agreements and loan agreements, with these PRC domestic companies and their respective Nominee Shareholders. As a result, the Company which maintained the ability to control these PRC domestic companies was entitled to substantially all of the economic benefits from these PRC domestic companies and was obligated to absorb the expected losses of these PRC domestic companies. Management concluded that these PRC domestic companies were VIEs of the Company, of which the Company was the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries during the relevant periods.

Prior to the Divestiture Transactions, the Group primarily operated 2B and 2C online platforms through one of the former VIEs, Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) via the contractual agreements. In January 2015, the MIIT eliminates the restrictions on foreign ownership in the SHFTZ Notice for enterprises in Shanghai Pilot Free Trade Zone that provide online data processing and transaction processing services (operating E-commerce) under value-added telecommunications services. Certain eligible WFOEs and subsidiaries of WFOEs applied for and obtained the VATS Licenses to conduct E-commerce in 2015 and 2016, and they operated the 2B and 2C online platforms since then. After the Divestiture Transactions, current business is operated by the Company’s subsidiaries.

In March 2022, in order to streamline the corporate structure and considering the changing regulatory environment and the Group’s current business does not require the use of VIE structure, the Company terminated the historical contractual arrangements with its former VIEs (“Restructuring”). Pursuant to the Restructuring, the wholly owned subsidiaries that previously had contractual arrangements with the former VIEs and their respective shareholders purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As a result of the Restructuring, the former VIEs have become wholly owned subsidiaries as of March 31, 2022. The Group currently operates its business in China directly through subsidiaries, and the Restructuring does not have significant impact on the Group’s current business. For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, financial position, result of operations and cash flow activities of former VIEs were immaterial to the consolidated financial statements. In all periods presented, no service fee was accrued or paid by the former VIEs as the services provided were not material and no mandatory fee was provided for under prior VIE service arrangements.

Liquidity

The Company has incurred net losses from continuing operations since the inception. The Company incurred net losses from continuing operations of RMB1,327.7 million, RMB2,034.4 million, RMB717.0 million and RMB143.2 million for the year ended December 31, 2019, for the three months ended March 31, 2020 and for the fiscal years ended March 31, 2021 and 2022, respectively. Accumulated deficit amounted to RMB15,910.0 million and RMB16,053.3 million as of March 31, 2021 and 2022, respectively. Net current liabilities amounted to RMB314.3 million and RMB424.3 million as of March 31, 2021 and 2022, respectively.

As of the issuance date of the annual consolidated financial statements for the fiscal year ended March 31, 2022, the Company believes the rental commitment for the new inspection and reconditioning center (“IRC”) in Hefei will not commence in the next 12 months, and despite projected ongoing negative operating cash flows, its cash and cash equivalents, and cash proceeds received or expected to be received from its recent financing transactions are sufficient to fund its operating expenses, capital requirements and other contractual obligations for the next 12 months. The Company is entitled to an investment amount of US$100 million for the subscription of its senior convertible preferred shares, of which US$71.4 thousand for par value of the issued shares was received upon the closing. The remaining US$9.9 million, US$30 million, US$20 million and US$40 million will be received in September, December 2022, March and June 2023, respectively (Note 26). Concurrently, in order to settle a long-term borrowing due in December 2022, the Company has entered into a loan agreement (which pledges an equity interest in an investment) for a total of RMB290 million with a third party in July 2022 (Note 8). The Company also issued Class A ordinary shares to 58.com Holdings Inc. (“58.com”) in exchange for the full release of the Company's obligations of US$63 million under the 2024 Notes which was further modified in July 2021 (Note 12). Meanwhile, the Company continues to optimize its cost and expense structure to improve the capital and operating efficiency of its business process.

Considering all the actions mentioned above, which have alleviated the substantial doubt of the ability to continue as a going concern, the Company believes that its current cash and cash equivalents, cash proceeds received (or to be received) from recent financing transactions and the anticipated cash flows from operations will be sufficient to meet its anticipated working capital requirements and contractual obligations for the next twelve months and the consolidated financial statements of the Company have been prepared on a going concern basis.

Additionally, as discussed in Note 10 and Note 12, the Company has a total of RMB173.4 million consideration payable to WeBank and US$81.9 million (equivalent to RMB519.2 million) long-term debt, among which RMB83.4 million in consideration payable to WeBank and US$72.8 million (equivalent to RMB461.5 million) in long-term debt will mature after twelve months following the issuance of the consolidated financial statements. In these obligations, the payments of RMB30 million in consideration payable to WeBank and US$27.3 million (equivalent to RMB173.1 million) in long-term debt will be due in December 2023. These obligations, the rental commitment post completion of the Hefei IRC as disclosed in Note 25, and the probability that the Company will continue to incur, for the foreseeable future, net losses and negative cash flows from operations will significantly impact the Company’s liquidity at such time in the future. Concurrently, as part of the shares subscription agreement the Company entered into with NIO Capital and Joy Capital in June 2021, both investors retain their rights to exercise the warrants to purchase senior convertible preferred shares of up to US$165 million. Management’s plan to address liquidity matters relating to the maturity of these obligations and expected negative operating cash flows include: 1) negotiating with the warrants holders to exercise their warrants; 2) restructuring existing obligations to reduce cash payments; and 3) working on several other initiatives to further improve its working capital efficiency.

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

Once a disposed business meets the criteria of held for sales and be reported as a discontinued operation, according to ASC 205-20-45-10, in the period(s) that a discontinued operation is classified as held for sale and for all prior periods presented, the assets and liabilities of the discontinued operation shall be presented separately in the asset and liability sections, respectively, of the Consolidated Balance Sheets.

In the consolidated statements of comprehensive loss, results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately (Note 3).

The following accounting policies support the basis of presentation of the Divestiture Transactions disclosed in Note 1.

Divestiture of 2C intra-regional business and loan-facilitation related service

On July 12, 2019 and September 30, 2019, the Company entered into a binding term sheet and definitive agreements with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service, respectively. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantees starting from the three months ended December 31, 2019 (Note 3). Results of operations related to the discontinued operations have been recorded in “loss from discontinued operations” in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction contemplated under the definitive agreements was closed in April 2020 (Note 3). Results of operations related to discontinued operations have been recorded in “loss from discontinued operations” in the Consolidated Statements of Comprehensive Loss.

2.3 Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its former VIEs for which the Company is the primary beneficiary.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, and its former VIEs have been eliminated upon consolidation.

2.4 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to, the fair value of senior convertible preferred shares, warrant liabilities, forward contracts, share-based compensation arrangements, fair value of the long-term investment, provision for credit losses for loans recognized as a result of payments under guarantees and other receivables, the useful lives of property, equipment and software, incremental borrowing rate applied in lease accounting, inventory provision and valuation allowances for deferred tax assets. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ from those estimates.

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

Financial instruments of the Company are primarily comprised of cash and cash equivalents, accounts receivable, loans recognized as a result of payments under guarantees, current portion of long-term borrowings, accounts payable, guarantee liabilities, warrant liabilities and forward contracts. As of March 31, 2021 and 2022, except for warrant liabilities and forward contracts which are measured at fair value, the carrying values approximated the fair values of these instruments because of their generally short maturities. The warrant liabilities and forward contracts were recorded at the fair value at the inception date and classified as a Level 3 measurement.

2.6 Foreign currencies

The Group uses Renminbi (“RMB”) as its reporting currency. The USD (“US$”) is the functional currency of the Group’s entities incorporated in Cayman Islands, British Virgin Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are translated into the functional currency of the entity at the exchange rates quoted by authoritative banks prevailing on the transaction dates. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the Consolidated Statements of Comprehensive Loss.

The financial statements of the Group are translated from the functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ deficit.

2.7 Convenience translation

Translations of Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the fiscal year ended March 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3393 on March 31, 2022 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.9 Restricted cash

Cash restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Consolidated Balance Sheets. In the ordinary course of business, the third-party financing partners offer financing solutions to buyers (the “Borrowers”) and the Company is required to provide a guarantee (Note 2.11). As a result, the Company, as the guarantor, is required to maintain a separate guarantee fund, held as an escrow account with the third-party financing partners. This guarantee fund is required to be maintained at a fixed percentage of the balance of all loans outstanding. Beginning in the three months ended December 31, 2019, the Group no longer provided loan facilitation related services through its online platform.

As of March 31, 2022, restricted cash primarily represents cash reserved in relation to certain litigations.

2.10 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB69.6 million and RMB426.3 million as of March 31, 2021 and 2022, respectively. Total amount of inventory provision recorded for used vehicles were nil for both the year ended December 31, 2019 and the three months ended March 31, 2020, and RMB4.7 million and RMB 14.2 million, the fiscal years ended March 31, 2021 and 2022, respectively.

2.11 Guarantee liabilities

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Effective on January 1, 2020, the Company adopted ASU 2016-13 using the modified retrospective transition approach (Note 2.26). The initial adoption resulted in a recognition of a separate contingent liability in the full amount, in addition to financial guarantee liabilities measured under ASC 460. Subsequent to the initial adoption, the Company’s guarantee obligations are measured in separated two components (i) ASC 460 component and (ii) ASC 326 component. In accordance with ASC 460-10-30-5, both guarantee obligations and an allowance for credit losses (calculating using the current expected credit losses – CECL - impairment model) are recorded for financial guarantees in the scope of ASC 326. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Company is released from the underlying risk, meaning as the loan is repaid by the Borrower or when the financing partners are compensated in the event of a default. The liability is reduced only as the Company is released from the underlying risk. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using the CECL model per ASC 326 Financial Instruments – Credit Losses. Subsequent to the initial recognition, ASC 460 component is recorded in “other operating income” in the Consolidated Statements of Comprehensive Loss as the guarantor is released from the guaranteed risk by a systematic and rational amortization method, e.g. over the term of the loan. ASC 326 component is re-measured at each period end and recognized in provision for credit loss in Consolidated Statements of Comprehensive Loss.

2.12 Property, equipment and software, net

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

The Company recognizes the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.

2.13 Intangible assets, net

Intangible assets mainly represent acquired software copyrights. These intangible assets are carried at acquisition cost less accumulated amortization and amortized on a straight-line basis over their estimated useful lives of the respective assets, which is usually 5 years.

2.14 Long-term investments

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

The Company holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, at each reporting period, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees, credit rating, asset quality, or business prospects of the investee; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

2.15 Impairment of long-lived assets

Long-lived assets including property, equipment and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the year ended December 31, 2019, the three months ended March 31, 2020, or the fiscal years ended March 31, 2021 and 2022.

2.16 Revenue recognition

Prior to the Divestiture Transactions during 2019 and 2020 disclosed in Note 1, the Group used to primarily engage in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C). Revenues generated from these businesses were presented as three revenue streams as Transaction facilitation revenue and Loan facilitation revenue to consumers (2C), and Transaction facilitation revenue to business (2B). Meanwhile, the Group has been focusing more on the 2C cross-regional service business since second half of 2018. The cross-regional transactions mean transactions completed on the Company’s platform where the buyer completes the purchase of a car without having physically inspected the car on-site, which primarily comprise transactions where the buyer is located in a different city from which the car purchased. Whereas the 2C intra-regional transactions mainly include similar transactions when the consumers are located in the same city as where the cars are located.

Starting from the three months ended September 30, 2019, given the divestiture of 2C intra-regional business and loan facilitation service to Golden Pacer (Note 1), the Group modified its existing/ surviving cross-regional service contract and no longer provides loan guarantee services. Therefore, the cross-regional business was renamed as the Online used car transaction business. Accordingly, the revenues generated from the Online used car transaction business were renamed as Commission revenue, and Value-added service revenue starting in the three months ended September 30, 2019 and beyond. Since September 2020, the Group started to shift to “inventory-owning” model where the Group sells its own inventory of used vehicles, and this model was further updated since March 2021 as the Group started to acquire used vehicles directly from individuals. Since then, used vehicles sold directly to customers have been presented as Retail vehicle sales revenue, while used vehicles sold to wholesalers have been presented as Wholesale vehicle sales revenue.

For the divestiture of 2B and 2C business, the Group presented the results as discontinued operations for all the related periods presented (Note 3).

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

Online used car transaction services (formerly known as “2C cross-regional business”) after the divestiture of intra-regional business and loan facilitation business

The Company uses www.xin.com as its 2C online platform, which assists in publishing the used cars of car dealers (the “Dealer”) for consumers (the “Consumer”). The online used car business mainly includes three services as follows:

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

3. Mortgage service:

- Uxin assists in mortgage registration process if needed

- Uxin assists on the purchase of insurance policy offered by insurance company

-
Warranty service: is provided for selected cars sold with Uxin’s certificate program to provide certain warranty service, including 1-year or 20,000-kilometer warranty covering repair of 15 major structural components.

The Company determined the Consumer as customer of the online used car business in accordance with ASC 606, the Company collects the fees for both of the Broker transaction service and Value-added service from the Consumer. The Company may sell the Broker transaction service alone but does not sell the Value-added service or warranty service individually. Value-added service and warranty service are sold together with the Commission-related service. Each of these services is identified as a separate performance obligation. The Company allocates the transaction price to each of these performance obligations on a relative standalone selling price basis or market price, based on different type of the contract or combined contracts.

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

Vehicle sales business since September 2020

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

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. The Company satisfies its performance obligation for used vehicles sales upon the delivery when the Consumer obtains control of the underlying vehicles. The Company receives payment for used vehicle sales directly from the Consumer at the time of sale. Payments received prior to delivery or pick-up of used vehicles are recorded as “Other payables and other current liabilities” within the Consolidated Balance Sheets.

Wholesale vehicle sales business

The Company sells vehicles to wholesalers through offline dealership. These vehicles sold to wholesalers are primarily acquired from individuals that do not meet the Company’s retail standards to list and sell through its e-commerce platform, and therefore, sold through offline dealership. The Company satisfies its performance obligation and recognizes revenue for wholesale vehicle sales at the point in time when the wholesale purchasers obtain control of the underlying vehicles. The payments are received when the vehicles are sold.

Others

Other revenue is mainly comprised of commissions earned from the Group’s financing and insurance partners as well as revenue from advertising and vehicle transportation revenue earned from the Group’s vehicle logistics business. Since September 2020, warranty service revenue is recorded in the “Others”.

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

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2021 and 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB5.4 million and RMB4.1 million, respectively, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.17 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries and former VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

Type of service	Applicable VAT rate (%)
Vehicle sales	0.5% - 6%
Commission	6%
Value-added service	6%
Other services	6%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 5% to 12% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the “cost of revenue” in the Consolidated Statements of Comprehensive Loss.

2.18 Cost of revenues

Prior to September 2020, cost of revenues consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc.

Starting from September 2020, the Company started to build its own used vehicles inventory. After then, cost of revenues include the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

2.19 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses and warranty expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Due to the adoption of the inventory-owing model since September 2020, most salaries and benefits for employees engaged in aftersales services and costs relating to outbound logistics were classified as “sales and marketing expense” whereas before such costs were classified as “cost of revenues”.

Advertising costs are expensed as incurred and the total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB443.6 million, RMB50.0 million, RMB128.9 million and RMB58.7 million for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022, respectively.

2.20 Research and development expenses

Research and development expenses primarily consist of salaries and benefits expenses, fees for outsourced technical services and depreciation of servers and computers relating to research and development.

All research and development costs are expensed as incurred. Software development costs required to be capitalized under ASC 350-40, Internal-Use Software, were not material to the consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.21 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.22 Share-based compensation

The Company grants share options, restricted shares and restricted share units (“RSUs”) to eligible employees, director and execute officers. All share-based awards are measured at fair value on the grant date. The share-based compensation expenses have been categorized as either cost of revenues, sales and marketing expenses research and development expenses, or general and administrative expenses, depending on the job functions of the grantees.

Share Options Granted

The Company follows ASC 718 to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company classifies the share-based awards granted to employees as equity award and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behavior, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions.

Restricted Shares and RSUs

For the restricted shares, the awards are measured at fair value on the grant date. Share-based compensation expense is recognized using the straight-line method over the requisite service period or immediately at the grant date if no vesting conditions are required.

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrants and settlement of forward contracts (Note 17). Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value, and is not adjusted if the market condition is not met, so long as the requisite service is provided.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards. In accordance with ASU 2016-09, the Group made an entity-wide accounting policy election to account for forfeitures when they occur.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.23 Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carries forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of comprehensive loss in the period of the enactment of the change.

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

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the-more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense. Undistributed earnings are expected to be indefinitely reinvested for the foreseeable future, if any.

2.24 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities, including senior convertible preferred shares, based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.25 Operating leases

The Company applied ASC 842, Leases, on January 1, 2019 on modified retrospective basis and has elected not to recast comparative periods. The Company has elected the package of practical expedients on the adoption date, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Loss. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

2.26 Provision for credit losses

The Company has several types of financial assets and liabilities that are subject to ASC 326’s new CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for accounts receivable, loans recognized as a result of payments under guarantees and other receivables as of the balance sheet dates. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date.

Measurement of CECL reserve

The Company estimates its CECL reserve for different financial instruments using various methods including the probability-of-default method, the loss rate method, the roll rate method and the discounted cash flow method.

•
For loans recognized as a result of payments under guarantees and financial lease receivables, the loss rate method is applied as the comprehensive product impact of Probability of Default ("PD") and Loss Given Default ("LGD").
•
The roll rate model is adopted for accounts receivable; while for some other receivables which cannot be pooled with financial assets with similar risk characteristics, the reserve for credit losses is evaluated on an individual basis using the discounted cash flow method.

Note that to incorporate the forward-looking impacts based on the Company’s best macroeconomic forecasts, quantitative adjustments are applied to key parameters such as PD, LGD, loss rates, and roll rates on a collective basis. The Company groups its financial instruments into pools by credit status, product types, accounts receivable aging schedule, collateral types and other risk characteristics as appropriate in the calibration and adjustments of these parameters.

Loans recognized as a result of payments under guarantees

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Assumptions Used: The credit loss allowance of Loans recognized as a result of payments under guarantees based on the Company’s assumptions regarding:

•
Loss rate: The loss percentage of the outstanding balance. It considers the historical loss information, the recent performance of this portfolio, categories of credit status (normal, attention and secondary), the collateral, and the Company’s forecasts of selected macroeconomic factors.

Sensitivity Analysis:

Changes in certain key assumptions would affect the provision for credit loss of Loans recognized as a result of payments under guarantees. The effect of the indicated change in the assumptions for the Company was as follows (in thousands) as of March 31, 2022:

Assumption	Basis Point Change	Increase/ (Decrease)
Loss rate	+/- 100	1,312/ (3,790)

2.27 Recent accounting pronouncements

New and Amended Standards Adopted by the Group

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instrument guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Group adopted the ASU prospectively on April 1, 2021. The impact of the adoption was not material.

New and Amended Standards not yet Adopted by the Group

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,”. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

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

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB

Revenues
To consumers
Transaction facilitation revenue	391,447	—	—
Loan facilitation revenue	1,141,981	—	—
Total revenues	1,533,428	—	—

Cost of revenues	(296,347)	—	—
Gross profit	1,237,081	—	—

Operating expenses
Sales and marketing	(1,018,483)	—	—
Research and development	(155,168)	—	—
General and administrative	(486,098)	—	—
Losses from guarantee liabilities	(168,212)	—	—
Impairment for net assets transferred	—	(407,709)	(420,000)
Total operating expenses	(1,827,961)	(407,709)	(420,000)

Loss from operations	(590,880)	(407,709)	(420,000)
Interest income, net	(14,355)	—	—
Other expenses, net	(4,468)	—	—
Loss from the divestiture of 2C intra-regional and loan facilitation business	—	—	(14,745)
Foreign exchange gain	534	—	—
Loss from discontinued operations before income tax expense	(609,169)	(407,709)	(434,745)
Income tax expense	(2,992)	—	—
Net loss from discontinued operations	(612,161)	(407,709)	(434,745)

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

The cash flow summary of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

For the year ended December 31,
2019
RMB

Net cash used in operating activities	(821,185)
Net cash generated from investing activities	(187)

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

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB

Transaction facilitation revenue	283,711	22,426	5,198
Cost of revenues	(157,653)	(15,109)	(1,384)
Gross profit	126,058	7,317	3,814

Operating expenses
Sales and marketing	(120,082)	(22,453)	(8,063)
Research and development	(13,629)	(2,970)	—
General and administrative	(42,636)	(14,415)	(1,218)
Provision for credit losses	—	(14,947)	—
Total operating expenses	(176,347)	(54,785)	(9,281)

Gain from the divestiture of 2B business	—	—	735,956
Net (loss)/ income from discontinued operations	(50,289)	(47,468)	730,489

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The condensed cash flows of the discontinued operations of 2B business were as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB

Net cash generated from/ (used in) operating activities	2,338	(34,967)	(9,491)
Net cash generated from/ (used in) investing activities	1,159	(25)	—

4. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES

The Group used to provide loan facilitation related guarantee service. The third-party financing partners offer financing solutions to the Borrowers and the Group is required to provide a guarantee. In the event of a payment default from the Borrower, the Group is required to repay the monthly installment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognized loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the consolidated balance sheets.

	March 31, 2021	March 31, 2022
	RMB	RMB

Loans recognized as a result of payments under guarantees	1,362,556	379,259
Less: provision for credit losses	(1,182,609)	(324,371)
	179,947	54,888

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	March 31, 2021	March 31, 2022
	RMB	RMB

Up to 6 months	145,639	70,188
6 months to 12 months	307,224	7,555
Over 12 months	909,693	301,516
	1,362,556	379,259

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group relies on the consumers’ credit history, loan-to-value ratio and other certain application information to evaluate and rank their risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of “Normal” are determined to have the highest probability of repayment, customers assigned a grade of “Attention” are determined to have a lower probability of repayment, and customers assigned a grade of “Secondary” are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers’ likelihood of repayment.

The balance of loans recognized as result of payments under guarantees by grade of monitored credit risk quality indicator as of March 31, 2021 and 2022 were listed as below:

	March 31, 2021	March 31, 2022
	RMB	RMB

Normal	66,924	10,267
Attention	252,572	121,209
Secondary	1,043,060	247,783
	1,362,556	379,259

The movement of provision for credit losses for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022 was as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Beginning balance of the period	(256,639)	(763,122)	(2,190,575)	(1,182,609)
Changes on initial application of ASU 2016-13 (i)	—	(172,843)	—	—
Additions	(398,167)	(326,204)	(68,578)	—
Provision for credit losses (i)	(255,105)	(1,039,367)	(29,272)	(94)
Write-off	—	48,908	252,508	13,093
Bought out by certain non-bank financing institutions without recourse	—	—	845,305	821,496
Payments from the borrowers or other recoveries	146,789	62,053	8,003	23,743
Ending balance of the period	(763,122)	(2,190,575)	(1,182,609)	(324,371)

(i) Due to the impact of a series of regulations governing lending and debt collection promulgated by relevant authorities in the three months ended December 31, 2019, the performance of the loans recognized as a result of payments under guarantees has been adversely affected, and significant provision for additional credit losses was incurred in the fourth quarter of 2019, taking into the consideration of credit grades, vehicle collateral repossession and residual value of vehicle collateral. Due to the COVID-19 pandemic, the performance of the loans recognized as a result of payments under guarantees has been adversely affected further, which resulted in further provision for credit losses in the three months ended March 31, 2020.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table explains the changes in the provision of credit losses by grade of monitored credit risk quality indicator as of March 31, 2022:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB

Beginning balance of the period	(11,787)	(149,220)	(1,021,602)	(1,182,609)
Reversal of/ (Provision for) credit losses	6,483	49,903	(56,480)	(94)
Write-off	36	1,589	11,468	13,093
Bought out by certain non-bank financing institutions without recourse	1,286	38,599	781,611	821,496
Payments from the borrowers or other recoveries	14	6,105	17,624	23,743
Transfer from Normal to Attention	2,358	(2,358)	—	—
Transfer from Normal to Secondary	514	—	(514)	—
Transfer from Attention to Secondary	—	22,040	(22,040)	—
Transfer from Attention to Normal	(343)	343	—	—
Transfer from Secondary to Attention	—	(41,784)	41,784	—
Transfer from Secondary to Normal	(366)	—	366	—
Ending balance of the period	(1,805)	(74,783)	(247,783)	(324,371)

5. OTHER RECEIVABLES, NET

	March 31, 2021	March 31, 2022
	RMB	RMB

Unreceived disposal consideration (i)	—	93,988
Rental and other deposits	44,892	39,697
Deposits in non-bank financing partners (ii)	19,919	310
Staff advance	16,268	15,742
Others	49,926	46,520
	131,005	196,257
Less: provision for credit losses	(20,980)	(30,251)
	110,025	166,006

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(i) As of March 31, 2021, unreceived consideration of RMB129.4 million from the divestiture of 2B business was due from 58.com and was recorded in “amounts due from related parties”. Since July 12, 2021, 58.com was no longer the Company’s related party, unreceived 2B disposal consideration was recorded as “other receivables, net”. A total of US$7 million (equivalent to RMB45.4 million) was net settled with a portion of long-term debt due to the same counterparty during the fiscal year ended March 31, 2022. In addition to remaining amounts due from 58.com, the other receivables balance at March 31, 2022 included RMB9.7 million due from Boche related to that entity’s acquisition of the Company’s salvage care related business. The remaining amount due from 58.com related to the 2B transaction was fully settled in July 2022 (Note 26).

(ii) In relation with the Company’s historically-facilitated loans for non-banking financial institutions, which were not transferred to Golden Pacer during the divestiture of loan facilitation related business (Note 3), the Company, as the guarantor, was required to deposit a separate guarantee fund with those financial institutions.

The movement of the provision for credit loss for the year ended December 31, 2019, the three months ended March 31, 2020, and for the fiscal years ended March 31, 2021 and 2022 was as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Beginning balance of the period	(6,457)	(6,119)	(51,666)	(20,980)
Changes on initial application of ASU 2016-13	—	(8,434)	—	—
Addition	(1,411)	(39,748)	(1,104)	(3,494)
Write-off	—	2,635	31,790	679
Reclassified from amounts due from related parties	—	—	—	(6,456)
Reclassified as assets held for sale	1,749	—	—	—
Ending balance of the period	(6,119)	(51,666)	(20,980)	(30,251)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2021	March 31, 2022
	RMB	RMB

VAT-input deductible	71,989	54,728
Prepaid financial advisory service fee (i)	12,000	12,000
Prepaid marketing expense	3,955	7,877
Prepaid consulting and professional service fees	6,495	5,383
Prepaid insurance cost	4,325	4,973
Prepaid rental expense	2,207	2,469
Prepayment for used vehicles	4,689	—
Others	2,176	2,582
	107,836	90,012

(i) The Company entered into a long-term strategic cooperation agreement with Golden Pacer in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer. As of March 31, 2022, RMB12.0 million was recorded in prepaid expenses and other current assets, and RMB24.0 million was recorded in “other non-current assets”.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31,	March 31,
	2021	2022
	RMB	RMB

Cost
Leasehold improvement	167,073	174,466
Electronic equipment	61,758	53,194
Software	26,018	26,018
Furniture	3,650	3,508
Vehicle and motor	2,254	4,478
Construction in progress	—	7,218
Total property, equipment and software	260,753	268,882

Less: accumulated depreciation and amortization
Leasehold improvement	(159,103)	(165,858)
Computer equipment	(56,961)	(50,651)
Software	(11,561)	(14,055)
Furniture	(2,738)	(2,518)
Vehicle and motor	(1,084)	(1,269)
Total accumulated depreciation and amortization	(231,447)	(234,351)

Net book value	29,306	34,531

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expenses amounted are approximately RMB88.9 million, RMB21.3 million, RMB46.4 million and RMB14.3 million for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022, respectively.

8. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31,	March 31,
	2021	2022
	RMB	RMB

Equity investments accounted for using the equity method
Beijing Gangjian Shoubao Cultural Media Center LLP (“Gangjian Shoubao”)	4,500	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	1,167	1,495
	5,667	5,995

Equity investments accounted for using the measurement alternative
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	282,761	282,761

Total long-term investments	288,428	288,756

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Major investments of the Company as of March 31, 2021 and 2022 are summarized as follows:

Equity investments accounted for using the equity method

Investment in Gangjian Shoubao

In April 2019, the Company invested in Gangjian Shoubao, focusing on advertising and media business. The Company is one of the limited partners and does not have control of the partnership. The investee has not started to operate yet.

Investment in Weiche

In May 2018, the Company acquired 40% of ordinary equity interest of Weiche, a professional information technology company focusing on technology development and technology consulting service. The Company exercises significant influence in Weiche and therefore accounts for this as a long-term investment using equity method.

Equity investments accounted for using the measurement alternative

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB233.0 million. The Company exercises significant influence in Jincheng and therefore accounted for this as a long-term investment using equity method. In early 2021, as the Group completed the divesture of its historical loan-facilitation business and, the Group proposed to Jincheng its desire to give up its board seat in Jincheng. The administration process was completed in March 2021. After that, the Group could no longer execute significant influence over Jincheng. The Group accounted for the investment using the alternative method measurement, and no measurement events were identified during the fiscal year ended March 31, 2022.

On July 28, 2022, the Company entered into a borrowing agreement with a third-party to obtain a total of RMB290 million loan with 5% annum interest rate due in December 2024. The equity interest of Jincheng, with carrying amount of RMB282.8 million, is pledged in order to obtain this new loan.

9. BORROWINGS

The following table presents borrowings from commercial banks or other institutions as of March 31, 2021 and 2022.

	March 31, 2021	March 31, 2022
	RMB	RMB

Long-term borrowings:	312,560	233,000
Minus: current portion of long-term borrowings	(79,560)	(233,000)
	233,000	—

A total of RMB233.0 million long-term borrowing with interest rate of 5.0% per annum will be due on December 15, 2022.

The weighted average interest rate for the outstanding borrowings was approximately 5.9% and 5.0% as of March 31, 2021 and 2022, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. GUARANTEE LIABILITIES

	March 31, 2021	March 31, 2022
	RMB	RMB

Guarantee liabilities – stand ready	172	46
Guarantee liabilities – contingent (i)	2,269	133
	2,441	179

(i) Financial guarantees in the scope of ASC 460, Guarantees, are in the scope of CECL impairment model, and a contingent guarantee liability with an allowance for credit losses was recorded at the initial adoption and subsequently measured using CECL model.

The terms of the guarantee range from 2 years to 3 years.

The movement of guarantee liabilities – stand ready was as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Beginning balance of the period	321,255	388,307	207,997	172
Changes on initial application of ASU 2016-13	—	(135,839)	—	—
Fair value of guarantee liabilities upon the inception of new guarantees	405,084	—	—	—
Guarantee liabilities settled	(398,167)	—	—	—
Losses from guarantee liabilities	362,597	—	—	—
Net assets transferred (Note 3)	(302,462)	—	—	—
Guarantee income (i) (Note 13)	—	(44,471)	(207,825)	(126)
Ending balance of the period	388,307	207,997	172	46

The movement of guarantee liabilities - contingent was as follows:

	For the three months ended March 31,	For the fiscal years ended March 31,
	2020	2021	2022
	RMB	RMB	RMB

Beginning balance of the period	—	702,952	2,269
Changes on initial application of ASU 2016-13	224,834	—
Guarantee liabilities settled	(326,204)	(68,578)	—
Guarantee liabilities released to WeBank (i)	—	(630,733)	—
Provision for/(reversal of) credit losses	804,322	(1,372)	(2,136)
Ending balance of the period	702,952	2,269	133

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(i) In order to settle the Company’s remaining guarantee liabilities, the Company entered into a supplemental agreement on April 23, 2020 (the “2020 April Agreement”) with WeBank with regards to the Company’s historically-facilitated loans. Pursuant to the 2020 April Agreement, WeBank agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee obligations from 2020 to 2022. Subsequently on July 23, 2020, the Company entered into another supplemental agreement (the “2020 July Agreement”) with WeBank, which amended and restated the 2020 April Agreement. Pursuant to the 2020 July Agreement, the Company paid an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the 2020 July Agreement, the Company was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Company made the instalments based on the agreed-upon schedule in the 2020 July Agreement.

Subsequently on June 21, 2021, the Company entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment, total amount of RMB73.7 million, was recorded in “other operating income”.

Pursuant to the July agreement, total outstanding payables was RMB160.8 million as of March 31, 2022, out of which RMB107.6 million was recorded in “consideration payable to WeBank” and the remaining was recorded in “other payables and other current liabilities” (Note 11).

11. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	March 31, 2021	March 31, 2022
	RMB	RMB

Accrued advertising expenses (i)	305,217	268,455
Tax payables	77,862	68,720
Deposits	55,770	60,014
Accrued service fee for IT and office support	114,762	53,285
Consideration payable to WeBank, current (Note 10)	71,309	53,162
Interest payable	39,280	50,969
Accrued service fee for transaction support	80,740	39,132
Deferred revenue	23,296	18,049
Accrued salaries and benefits	46,991	13,815
Operating lease liabilities, current	11,657	10,994
Accrued legal proceedings and litigations	17,812	420
Others	49,869	37,318
	894,565	674,333

(i) Pursuant to a contractual payment schedule contained in a supplemental agreement signed with one of the Company’s suppliers in June 2021, in order to settle all payables, due to this supplier, a total of RMB56.1 million, will be waived after full payment is made by the Company as long as the Company makes payments on schedule. As of March 31, 2022, a total of RMB154.3 million was recorded as “accrued advertising expense”, out of which, RMB50.0 million was subsequently paid by the Company on April 1, 2022, and the last payment will be made by December 2022. Currently, the Company made the payments on schedule.

As of March 31, 2022, accrued adverting expenses included a total of RMB69.4 million due to 58.com, which was subsequently settled in July 2022 (Note 26).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. CONVERTIBLE NOTES/ LONG-TERM DEBT

	March 31, 2021	March 31, 2022
	RMB	RMB
Convertible notes
2024 Notes	1,614,040	—
Long-term debt
-Current protion	—	102,206
-Non-Current protion	—	817,648
	—	919,854

Description of 2024 Notes

The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million on June 10, 2019 bearing 3.75% interest rate per annum due on June 9, 2024 (“2024 Notes”). Early redemption is permitted if requested by holders in advance in writing three years after June 9, 2019. 2024 Notes may be converted, at an initial conversion rate of 323.6246 ADSs per US$1,000 principal amount of the 2024 Notes (which represents an initial conversion price of US$3.09 per ADS) upon maturity.

The Company accounted for 2024 Notes as a single instrument each. The value of the 2024 Notes is measured by the cash received.

On June 14, 2021, the Company entered into agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest in the Company’s senior convertible preferred shares a total of up to US$315 million in the Company. As one of the pre-closing conditions of the new round financing, on the same day, the Company entered into a supplemental agreement with the 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount, a total of US$69 million, would be automatically converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share (US$3.09 per ADS) upon the first closing date of the new round of financing. On July 12, 2021, date of the issuance of senior convertible preferred shares, the aforementioned conversion was completed, and related Class A ordinary shares were issued. The remaining principal amount, a total of US$161 million, was also modified to be repaid by instalments by the Company from July 2021 to June 2024, recorded as “long-term debt”, and the 2024 Notes holders are not able to execute conversion rights anymore.

Additionally, interest terms were modified, such that the 2024 Notes bear no interest from the original issuance date and going forward. The modifications to the 2024 Notes were accounted for as a troubled debt restructuring (“TDR”) and resulted in an economic gain of RMB116.9 million (US$18.0 million). RMB55.9 million (US$8.6 million) of the gain related to non-equity holders of the Company was recorded in the “fair value impact of the issuance of senior convertible preferred shares” in the statement of comprehensive loss, and RMB61.0 million (US$9.4 million) of the gain related to equity holders of the Company was recorded to additional paid-in capital.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. OTHER OPERATING INCOME, NET

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Guarantee income (Note 10)	—	44,471	207,825	126
Government grant	—	11,572	15,392	1,895
VAT in super deduction	1,925	—	—	—
Gains from waiver of operating payables (i)	—	—	2,010	73,747
Income from sale of loans recognized as a result of payments under guarantees	—	—	21,119	26,279
Transfer-out of unused VAT-input deductible	—	—	—	(20,030)
	1,925	56,043	246,346	82,017

(i) The Company entered into supplemental agreements with several suppliers in May and June 2021, pursuant to which the Company would be exempted from the repayment of other payables of approximately RMB120.4 million after all instalment pursuant to contractual payment schedule contained in the supplemental agreement are made by the Company. During the fiscal year ended March 31, 2022, a total of RMB73.7 million gains from waiver of operating payables were realized.

14. OPERATING LEASE

The Group has operating leases primarily for office and operation space. The Group’s operating lease arrangements have remaining terms of one year to three years.

Supplemental consolidated balance sheets information related to leases were as follows:

	March 31, 2021	March 31, 2022
	RMB	RMB

Right-of-use assets	46,829	29,584

Operating lease liabilities - current	11,657	10,994
Operating lease liabilities - non-current	34,365	10,866
Total operating lease liabilities	46,022	21,860

Weighted average remaining lease term	4.33	2.25
Weighted average discount rate	5.40%	5.19%

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Total operating lease costs were RMB161.3 million for the year ended December 31, 2019 including RMB58.7 million recorded from continuing business and RMB102.6 million from discontinued operations. Total short-term lease costs were RMB75.3 million for the year ended December 31, 2019, including RMB10.6 million recorded from continuing business and RMB64.7 million from discontinued operations.

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

Total operating lease costs were RMB19.8 million for the fiscal year ended March 31, 2022. Total short-term lease costs were RMB3.3 million for the fiscal year ended March 31, 2022.

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities	134,071	8,503	13,599	23,547
Right-of-use assets obtained in exchange for operating lease liabilities	87,350	311	46,829	23,628

Maturities of operating lease liabilities are as follows:

March 31, 2022
RMB

The fiscal year ended March 31, 2023	11,796
The fiscal year ended March 31, 2024	5,450
The fiscal year ended March 31, 2025	5,886
Total operating lease payments	23,132
Less: imputed interest	(1,272)
Total lease liabilities	21,860

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2021 and 2022:

Name of related parties	Relationship with the Group

58.com	2024 Notes holder who appointed one of the Board members of the Company before July 12, 2021
NIO Capital and Joy Capital	Holders of senior convertible preferred shares
Weiche	Equity-method investee of the Company

Except for 2024 Notes balance as disclosed in details of related party balances as of March 31, 2022 (Note 12), and senior convertible preferred shares, warrants and forward contracts issued to NIO Capital and Joy Capital (Note 17), major related party balance as of March 31, 2021 and 2022 and major related parties’ transactions for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022 were as follows:

Amounts due from related party

	March 31, 2021	March 31, 2022
	RMB	RMB

Consideration receivables, net (Note 3)
58.com	129,383	—

Amounts due to related party
	March 31, 2021	March 31, 2022
	RMB	RMB

Unpaid advertising expenses
58.com	69,434	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Transactions with related parties

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Advertising service provided by the related parties
58.com	47,054	23,520	89,843	—
Weiche	—	—	—	351
	47,054	23,520	89,843	351

Inventory leads sold to the related party
58.com	—	—	10,869	176

Gain from the divestiture of 2B business (Note 3)
58.com	—	—	735,956	—

16. INCOME TAX EXPENSE

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Youxinpai (Beijing) Information Technology Co., Ltd. (“Youxinpai”) and Youfang (Beijing) Information Technology Co., Ltd. (“Youfang”) have been qualified as “high and new technology enterprise” (“HNTE”) and enjoys a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) has been qualified HNTE and enjoys a preferential income tax rate of 15% from 2020 to 2022.

The Group’s other PRC subsidiaries, former VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

As of March 31, 2022, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022 were as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Continuing operations:
- Current income tax benefit/ (expense)	876	(326)	(33)	(245)
- Deferred income tax expense	1,678	—	—	—
	2,554	(326)	(33)	(245)

Discontinued operations:
- Current income tax expense	(2,992)	—	—	—

Total income tax expense	(438)	(326)	(33)	(245)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022

Statutory income tax rate 25.0%	25.0%	25.0%	25.0%	25.0%
Permanent differences	(8.9)%	(6.7)%	(17.0)%	(42.0)%
Effect of different tax rate (i)	(2.1)%	(0.7)%	(0.7)%	12.4%
Change of valuation allowance	(13.9)%	(17.6)%	(7.3)%	4.8%
Effective tax rate	0.0%	0.0%	0.0%	0.2%

(i) The effect of different tax rate is attributed to varying rates in other jurisdictions where the Group is established, such as the Cayman Islands or Hong Kong, and the preferential tax rate certain entities in the Group enjoys.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	March 31, 2021	March 31, 2022
	RMB	RMB

Deferred tax assets
Net accumulated losses-carry forward	904,496	1,449,953
Deductible advertising expense	543,743	551,431
Provision for credit losses	511,528	94,706
Accruals	46,097	—
Less: valuation allowance	(2,005,864)	(2,096,090)
Net deferred tax assets	—	—

Movement of valuation allowance

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Balance at beginning of the period	(1,252,253)	(1,534,011)	(1,974,108)	(2,005,864)
Changes of valuation allowance	(281,758)	(440,097)	(31,756)	(90,226)
Balance at end of the period	(1,534,011)	(1,974,108)	(2,005,864)	(2,096,090)

As of March 31, 2022, the Group had net operating loss carries forwards of approximately RMB5,912.6 million which arose from the subsidiaries established in the PRC. For Youxinpai and Youfang, which have been qualified as HNTE, its loss carries forwards will expire from 2021 to 2030 according to newly issued Caishui 2018[78]. For all other remaining subsidiaries in China, the loss carries forwards will expire from 2021 to 2024.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of March 31, 2021 and 2022.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS

In June 2021, the Company entered into shares subscription agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, the Company also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165 million which was included in the aforementioned US$315 million. Each investor will be able to exercise the warrants within 18 months of the first closing date. The second closing in the amount of US$50 million is expected to be received within the next twelve months from the first closing date subject to customary closing conditions.

In November 2021 and March 2022, the Company completed the second closing of US$27.5 million and US$10 million through the issuance of a total of 80,104,865 senior convertible preferred shares and 29,129,042 senior convertible preferred shares, respectively. Both investors still retain their rights to purchase the senior convertible preferred shares for the remaining amount of US$12.5 million.

The major rights, preferences and privileges of the senior convertible preferred shares are as follows:

Conversion rights

Each senior convertible preferred share shall be convertible, at any time and from time to time from and after the applicable original issue date. The conversion price for each senior convertible preferred share shall be US$0.3433 per Class A ordinary share or US$1.03 per ADS. The conversion price is adjusted in the occurrence of a) share dividends and share splits; b) subsequent equity sales; c) subsequent rights offerings.

Voting rights

Holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred shares could be converted.

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until September 30, 2021.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each senior convertible preferred shareholder shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to one hundred and fifty percent (150%) of stated value, or US$0.3433, per senior convertible preferred share held by such holder, plus any accrued and unpaid dividends, before any distribution or payment shall be made to the holders of any junior securities.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Redemption Rights

At any time and from time to time, upon written notice of each holder of senior convertible preferred share, the Company shall redeem all or part of the senior convertible preferred share held by such holder at the redemption price (as defined below), provided that any of the following events occurs: (i) any material breach of any of the representations, warranties or covenants by the Company; (ii) any conviction of breaches or violation of Applicable Law by the Company which is reasonably expected to have a material adverse effect; (iii) during the principal lock-up period, all or part of the 40,809,861 Class B ordinary shares held by the principal parties shall be subject to enforcement, foreclosure, freezing order or other judicial measures; (iv) the principal’s employment with the Company shall be terminated for whatever reason; (v) the Company shall fail to have available a sufficient number of authorized and unreserved Class A ordinary shares to issue to such holder upon a conversion hereunder; (vi) there shall have occurred a bankruptcy event; (vii) the ADSs shall fail to be listed or quoted for trading on a trading market for more than five (5) Trading Days, which need not be consecutive trading days; (viii) the electronic transfer by the Company of ADSs through the depository trust company or another established clearing corporation is no longer available or is subject to a “chill”.

Redemption price is defined as sum of the aggregate amount of the stated value (as adjusted for any share dividends, combinations, splits, recapitalizations and the like), plus an amount accruing at a compound annual rate of eight percent (8%) of such stated value for a period of time commencing from the original issue date and ending on the redemption closing date plus any accrued but unpaid dividends.

Accounting for senior convertible preferred share and warrants

The Company classified the senior convertible preferred shares in the mezzanine equity section of the consolidated balance sheets because certain redemption features allow the senior convertible preferred shareholders to force the Company to redeem the preferred shares and therefore, the senior convertible preferred shares are considered contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The senior convertible preferred share is carried at the amount recorded at inception and no accretion to the redemption value is needed until it becomes probable that the preferred shares will become redeemable. Continual evaluation is performed to assess whether probable of becoming redeemable.

The Company classified the warrants in the warrant liabilities and recorded at fair value initially with subsequent changes in fair value recorded in the profit and loss as warrants issued with redeemable share are liabilities within the scope of ASC 480. Warrants issued in connection with debt or equity, if the warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the profit and loss, then the proceeds should be allocated first to the warrants based on their fair value (not relative fair value). The residual should be allocated to the base debt or equity instrument. Therefore, all proceeds were allocated to warrants on July 12, 2021 as the fair value of the warrants on that day was higher than total proceeds received. Besides, financial liabilities that are required to be measured at fair value should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in the profit and loss.

The Company classified the obligation for the second closing as forward contracts as the investors were obligated to purchase and the Company was required to issue the shares within that twelve-month period since the first closing date. Forward contracts were recorded at fair value initially with subsequent fair value changes to be recorded through profit and loss.

The Company received a total of US$27.5 million and US$10.0 million in November 2021 and March 2022 as part of the second closing, respectively. As a result, a total of RMB526.5 million (US$83.1 million) related with the second closing was recorded at “Mezzanine equity” at the corresponding fair values on the applicable closing dates. The total fair value impact during the fiscal year ended March 31, 2022 was RMB130.4 million (US$20.6 million) and recorded under “Fair value impact of the issuance of senior convertible preferred shares”.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company’s senior convertible preferred shares activities for the fiscal year ended March 31, 2022 are summarized below:

Mezzanine Equity
RMB

Balance as of March 31, 2021	—
Issuance of senior convertible preferred shares	239,452
Fair value impact recorded in the applicable issuance days	287,032
Balance as of March 31, 2022	526,484

The roll forward of Level 3 financial instruments, including both warrant liabilities and forward contracts, during the fiscal year ended March 31, 2022 was as follows:

	Warrant liabilities	Forward contract assets
	RMB	RMB

Fair value of Level 3 financial instruments as of March 31, 2021	—	—
Issuance of warrants	647,850	—
Fair value of warrants and forward contracts at issuance	1,800,147	735,244
Settlement of forward contracts	—	(287,032)
The change in fair value of financial instruments	(2,224,660)	(441,088)
Foreign currency translation	(26,947)	(7,160)
Fair value of Level 3 liabilities/(assets) as of March 31, 2022	196,390	(36)

The composition of the fair value impact of the issuance of senior convertible preferred shares during the fiscal year ended March 31, 2022 was as follows:

For the fiscal year ended March 31, 2022
RMB

Fair value impact of the warrants	424,513
Fair value impact of the forward contracts	(294,156)
Gain from the TDR of the 2024 Notes (Note 12)	55,874
186,231

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The forward contracts and warrants are not traded in an active securities market. In terms of forward contracts, discounted cash flow model was applied to estimate its fair value using the risk-free interest rate as the discount rate.

For the warrants, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

For the fiscal year ended March 31, 2022

Risk-free interest rate	0.12%~1.39%
Expected volatility	43.08%~55.29%
Dividend yield	0%
Expected term (in years)	0.78~1.50
Fair value of underlying senior convertible preferred share	US$0.34 ~ US$1.12

18. ORDINARY SHARES

As of March 31, 2021 and 2022, 10,000,000,000 and 9,000,000,000 ordinary shares had been authorized respectively. A total of 1,186,854,720 ordinary shares, par value US$0.0001 per share, consists of 1,146,044,859 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2022. A total of 1,112,431,559 ordinary shares, par value US$0.0001 per share, consists of 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2021. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

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

On July 23, 2020, certain convertible notes holders, including PacificBridget Diamond, amended the terms of the convertible notes in an aggregate principal amount of US$50 million that the Company issued between July and November 2019, and a total of RMB121.1 million inducement charge was recorded due to the amendment of conversation price. Those convertible notes holders converted all the convertible notes it held into 136,279,973 Class A ordinary shares.

On October 6, 2020, the Company separately entered into definitive agreements with two investors, pursuant to which the Company issued and sold an aggregate of 84,692,839 Class A ordinary shares to these investors through private placements for an aggregate purchase price of approximately US$25 million. The transaction was closed in October 2020.

In June 2021, the Company entered into a supplemental agreement with 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount would be converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing. On July 12, 2021, the aforementioned conversion was completed and a total of 66,990,291 Class A ordinary shares were issued.

19. SHARE-BASED COMPENSATION

(a) Share options

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

The Company accounted for the share-based compensation costs using a graded-vesting method over the requisite service period for the award based on the fair value on their respectively grant date.

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

The Company granted 4,247,500, 2,175,300, 6,700,665 and 1,266,357 stock options to Grantees for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table sets forth the share options activities for the year ended December 31, 2019, the three months ended March 31,2020, the fiscal years ended March 31, 2021 and 2022:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of December 31, 2018	55,195,000	1.85	7.74	27,773.18	2.03

Granted	4,247,500	1.36	—	—	0.02
Forfeited	(11,454,468)	2.36	—	—	2.65
Exercised	(6,772,504)	0.03	—	—	0.54
Modified	(5,873,482)	2.82	—	—	2.95

Outstanding as of December 31, 2019	35,342,046	1.81	8.33	31,391.17	1.72

Granted	2,175,300	0.03	—	—	0.49
Forfeited	(5,186,508)	1.14	—	—	2.09

Outstanding as of March 31, 2020	32,330,838	1.79	6.81	25,530.99	1.58

Granted	6,700,665	0.01	—	—	0.39
Forfeited	(9,794,727)	1.17	—	—	2.13
Exercised	(3,482,103)	0.08	—	—	0.59

Outstanding as of March 31, 2021	25,754,673	1.79	6.18	3,974.57	1.20

Granted	1,266,357	0.01	—	—	0.57
Forfeited	(1,681,323)	1.34	—	—	2.58
Exercised	(6,826,300)	0.36	—	—	0.67

Outstanding as of March 31, 2022	18,513,407	0.75	6.01	2,405.17	1.23
Vested and expected to vest as of March 31, 2022	18,513,407	0.75	6.01	2,405.17	1.23
Exercisable as of March 31, 2022	17,375,277	0.56	5.93	2,282.78	1.26

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

As of March 31, 2022, there were RMB2.9 million of unrecognized compensation expenses related to share options, which are expected to be recognized over a weighted-average period of 0.53 years and may be adjusted for future forfeitures.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022

Expected volatility	44%~45%	46%~49%	48%~61%	34%~68%
Risk-free interest rate (per annum)	1.6%~1.9%	0.3%~0.7%	0%~1.4%	0%~2.4%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%	0%
Contractual term (in years)	10	10	10	10

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(b) Restricted shares

The following table sets forth the restricted shares activity for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of December 31, 2018	133,334	2.26

Granted	151,655	1.41
Vested	(184,988)	0.75
Forfeited	(66,667)	2.26

Unvested as of December 31, 2019	33,334	2.26

Granted	50,066	0.51
Vested	(50,066)	0.51

Unvested as of March 31, 2020	33,334	2.26

Granted	275,850	0.45
Vested	(309,184)	0.65

Unvested as of March 31, 2021	—	—

Granted	606,570	0.42
Vested	(606,570)	0.42

Unvested as of March 31, 2022	—	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(c) Performance Awards

In December 2021, the Company issued certain restricted share units with market conditions to certain management (“Performance Awards”). The market conditions are satisfied upon the Company’s achievement of a certain specified market capitalization subject to continuous employment of each recipient. Total numbers of shares to be granted would be certain percentage of issued and outstanding shares on a fully diluted basis as of the date when the market conditions are fulfilled. The amount of share-based compensation recorded will vary depending on the Company’s attainment of performance-targets and amortized during the requisite service period.

The total aggregated grant-date fair values of Performance Awards with market conditions in the fiscal year ended March 31, 2022 was RMB96.2 million. The average derived service periods for Performance Awards with market conditions was 3.4 years. The fair value of Performance Awards with market conditions granted was determined using a Monte Carlo model with the following assumptions:

For the fiscal year ended March 31,
2022

Risk-free interest rate	1.12%
Expected volatility	46%
Expected dividend yield	0%

For the fiscal year ended March 31, 2022, RMB7.7 million related with Performance Awards was recorded in the general and administrative expenses. As of March 31, 2022, total amount of unrecognized expense related with the Performance Awards was RMB88.5 million.

(d) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expenses continuing operations included in each of the relevant financial statement line items:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Cost of revenues	—	—	2,149	—
Sales and marketing expenses	—	—	5,036	—
Research and development expenses	194	(2,158)	(2,216)	—
General and administrative expenses	84,265	(29,925)	(24,091)	26,534
Total	84,459	(32,083)	(19,122)	26,534

20. SEGMENT INFORMATION

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

21. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, accounts receivable, and loans recognized as a result of payments under guarantees at amortized cost, which were approximated to their fair values due to the short-term maturity of these instruments. The carrying value of the Company’s debt obligations approximate fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a Level 2 measurement.

Assets measured at fair value on a nonrecurring basis

The Company measures its property and equipment and, intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

The equity investment without readily determinable fair value was recorded at fair value only if an impairment or observable price adjustment was recognized in the current period. If an impairment or observable price adjustment was recognized on the equity investment during the period, the Company classified these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

Assets measured at fair value on a recurring basis

The Company measured its warrant liabilities and forward contracts at fair value on a recurring basis. As the Company’s warrant liabilities and forward contracts are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contracts. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the fiscal year ended March 31, 2022.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2022:

	March 31, 2022
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Forward contract assets	—	—	36	36

Liabilities:
Warrant liabilities	—	—	196,390	196,390

Refer to Note 17 for additional information about warrant liabilities and forward contracts measured at fair value on a recurring basis for the fiscal year ended March 31, 2022.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Basic net loss per share	(1,327,678)	(2,034,385)	(716,975)	(143,223)
Numerator:
Net loss from continuing operations	(1,327,678)	(2,034,385)	(716,975)	(143,223)
Less: net loss from continuing operations attributable to non-controlling interests shareholders	(1,452)	(5,383)	(9)	—
Net loss from continuing operations, attributable to ordinary shareholders	(1,326,226)	(2,029,002)	(716,966)	(143,223)

Denominator:
Weighted average number of ordinary shares outstanding - basic	886,613,598	888,460,868	1,100,650,208	1,168,419,750

Net loss per share from continuing operations attributable to ordinary shareholders, basic	(1.50)	(2.28)	(0.65)	(0.12)

Diluted net loss per share
Numerator:
Net loss attributable to ordinary shareholders from continuing operations	—	—	—	(143,223)
Add: the change in fair value of warrant liabilities	—	—	—	(2,224,660)
Add: the change in fair value of forward contract assets	—	—	—	(441,088)
Diluted net loss from continuing operations attributable to ordinary shareholders	—	—	—	(2,808,971)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Denominator:
Weighted average number of ordinary shares outstanding - basic	886,613,598	888,460,868	1,100,650,208	1,168,419,750

Weighted average effect of potential dilutive securities outstanding from continuing operations
- Warrants	—	—	—	147,895,143
- Forward contracts	—	—	—	38,191,128
Weighted average number of ordinary shares outstanding from continuing operations, diluted	886,613,598	888,460,868	1,100,650,208	1,354,506,021

Net loss per share from continuing operations attributable to ordinary shareholders, diluted	(1.50)	(2.28)	(0.65)	(2.07)

As the Company incurred losses for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of senior convertible preferred shares, convertible notes and options granted excluded from the calculation of diluted net loss per share of the Company of the respective periods were as follows:

	For the year ended December 31,	For the three months ended March 31,	For the fiscal years ended March 31,
	2019	2020	2021	2022

Senior convertible preferred shares	—	—	—	240,274,690
Convertible notes	253,165,870	253,165,870	223,300,971	—
Outstanding weighted average share options	4,096,724	4,662,702	6,961,854	5,114,834
Non-vested restricted shares	33,331	33,329	—	—
Total	257,295,925	257,861,901	230,262,825	245,389,524

23. EMPLOYEE BENEFIT

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, former VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to approximately RMB169.8 million and RMB32.4 million, RMB76.1 million and RMB25.8 million for the for the year ended December 31, 2019, the three months ended March 31, 2020, the fiscal years ended March 31, 2021 and 2022, respectively.

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

25. CONTINGENCIES AND COMMITMENTS

Contingencies

During 2020, one corporate customer of the Group’s divested 2B business filed lawsuit against the Group relating to disputes with respect to Group’s non-execution of certain contracts signed with the customer. The Group is still unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss, if any, given the current status of the litigation. No accrual has been recorded by Group as of March 31, 2022 in respect of this case.

Commitments

The Company and Changfeng County Government of Hefei City (“Hefei”) entered into a strategic partnership on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning center (“IRC”). Total investment would be RMB2.5 billion (including the investment of both Hefei and the Company). After the completion of the IRC, the Company will lend the IRC from Hefei and is obligated to pay the rentals for IRC after the right-of-use transfers to the Company.

26. SUBSEQUENT EVENTS

On June 30, the Company entered into a definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital has agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The first payment for the par value of these preferred shares of US$71.4 thousand was received by the Company. The remaining four installments of US$9.9 million, US$30 million, US$20 million and US$40 million will be received in September, December 2022, March and June 2023, respectively.

On June 30, 2022, pursuant to the shares subscription agreements the Company entered into with NIO Capital and Joy Capital, respectively, in June 2021 (Note 17), the Company received a total of US$7.5 million from Joy Capital for the subscription of 21,846,781 senior convertible preferred shares as the remaining part of the second tranche.

On July 19, 2022, the Company issued 183,495,146 Class A ordinary shares (par value US$0.0001 per share) to 58.com Holdings Inc. (“58.com”) in exchange for the full release of the Company’s obligations of US$63 million under the 2024 Notes which was further modified in July 2021 (Note 12). These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share. In connection with the foregoing transaction, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions, primarily including 2B unreceived disposal consideration and accrued advertising expenses. The related impact to the Company's fiscal year 2023 second quarter results are not expected to be material.

On July 27, 2022, NIO Capital assigned its rights and obligations to an independent third party to subscribe for 14,564,520 senior convertible preferred shares for a total price of US$5 million under the second tranche of the financing transaction with NIO Capital and Joy Capital entered into in June 2021 (Note 17). On the same day, the Company received and closed

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

the US$5 million through the issuance of a total of 14,564,520 senior convertible preferred shares to the independent third party. Following this closing, the second tranche of this financing transaction for the amount of US$50 million has been completed.

On July 28, 2022, the Company entered into a borrowing agreement with a third-party to obtain a total of RMB290 million loan with 5% annum interest rate due in December 2024. The equity interest in Jincheng is pledged in order to obtain this new loan (Note 8).

27. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25% threshold being exceeded and a corresponding requirement to provide parent company financial information (see Note 28).

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent company only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries” and the loss of the subsidiaries is presented as “share of losses of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of March 31, 2021 and 2022.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Balance sheets	March 31, 2021	March 31, 2022
	RMB	RMB

ASSETS

Current assets:
Cash and cash equivalents	346	599
Amounts due from intra-Group entities	8,753,029	8,438,565
Other receivables	2,415	2,170
Forward contract assets	—	36
Prepaid expenses	4,189	5,104

Total assets	8,759,979	8,446,474

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Other payables and other current liabilities	46,866	22,678
Investment deficit in subsidiaries	10,618,691	9,120,730
Amounts due to intra-Group entities	90,114	90,112
Warrant liabilities	—	196,390

Total liabilities	10,755,671	9,429,910

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Balance sheets(Continued)	March 31, 2021	March 31, 2022
	RMB	RMB

Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, nil and 1,000,000,000 shares authorized as of March 31, 2021 and 2022, respectively; nil and 400,524,323 shares issued and outstanding as of March 31, 2021 and 2022, respectively)	—	526,484

Total mezzanine equity	—	526,484

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 10,000,000 shares authorized as of March 31, 2021 and 2022, respectively; 1,071,621,698 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2021; 1,146,044,859 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2022)	733	782
Additional paid-in capital	13,695,877	14,254,109
Accumulated other comprehensive income	217,747	288,461
Accumulated deficit	(15,910,049)	(16,053,272)

Total shareholders’ deficit	(1,995,692)	(1,509,920)

Total liabilities, mezzanine equity and shareholders’ deficit	8,759,979	8,446,474

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Statements of comprehensive loss	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Operation expense
Sales and marketing	(24,622)	—	(5,036)	—
Research and development	(258)	2,158	2,217	—
General and administrative	(136,459)	19,018	(21,161)	(39,398)
Provision for credits losses, net	—	(3,490)	—	—
Total operating expenses	(161,339)	17,686	(23,980)	(39,398)

Loss from operations	(161,339)	17,686	(23,980)	(39,398)

Share of loss of subsidiaries	(1,818,665)	(2,491,563)	(275,229)	(293,128)
Interest expense, net	(47,677)	(10,727)	(14,041)	—
Other income, net	39,131	426	13,075	3,303
Foreign exchange (loss)/ gain	(126)	(1)	9	(231)
Fair value impact of the issuance of senior convertible preferred shares	—	—	—	186,231
Inducement charge of convertible notes	—	—	(121,056)	—
Net loss	(1,988,676)	(2,484,179)	(421,222)	(143,223)

Other comprehensive (loss)/ income
Foreign currency translation	(17,869)	38,572	110,983	70,714
Total comprehensive loss	(2,006,545)	(2,445,607)	(310,239)	(72,509)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Statements of cash flow	For the year ended December 31,	For the three months ended March 31,	For the fiscal year ended March 31,	For the fiscal year ended March 31,
	2019	2020	2021	2022
	RMB	RMB	RMB	RMB

Net cash generated from/ (used in) operating activities	18,977	(218)	(35,016)	(52,104)
Net cash generated from investing activities	755,553	—	—	—
Net cash (used in)/ generated from financing activities	(781,527)	(2,058)	34,308	52,379
Effect of exchange rate changes on cash and cash equivalents	50	16	(27)	(22)
Net (decrease)/increase in cash and cash equivalents	(6,947)	(2,260)	(735)	253
Cash and cash equivalents at beginning of the period	10,288	3,341	1,081	346
Cash and cash equivalents at end of the period	3,341	1,081	346	599