Form 20-F
period 2023-03-31
Uxin Ltd
filed 2023-08-14
CIK 1729173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to .

Commission file number: 001-38527

Uxin Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
21/F, Donghuang Building, No. 16 Guangshun South Avenue Chaoyang District, Beijing 100102 People’s Republic of China
(Address of principal executive offices)
Feng Lin, Chief Financial Officer Telephone: +86 10 5691-6765 Email: ir@xin.com 21/F, Donghuang Building, No. 16 Guangshun South Avenue Chaoyang District, Beijing 100102 People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing 30 Class A ordinary shares, par value US$0.0001 per share)	UXIN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

* Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,370,016,554 Class A ordinary shares (excluding the 1,511,242 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plan), 40,809,861 Class B ordinary shares and 1,151,221,338 senior preferred convertible shares, par value US$0.0001 per share, as of March 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

•
we changed our fiscal year end from December 31 to March 31 in April 2020 and filed a transition report on Form 20-F covering the three-month period from January 1, 2020 through March 31, 2020, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended December 31, 2019. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended December 31, and from and after the Transition Period, ended March 31. For the avoidance of doubt, “fiscal year of 2021” refer to the year ended March 31, 2021 , “fiscal year of 2022” refer to the year ended March 31, 2022, and “fiscal year of 2023” refer to the year ended March 31, 2023;
•
“ADSs” refer to the American depositary shares, each of which represents 30 Class A ordinary shares, par value US$0.0001 each;
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
•
“Jiancebao (检测宝)” refer to our proprietary car inspection system;
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
•
“Restructuring” refers to a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which have become our wholly-owned subsidiaries; and
•
“we,” “us,” “our company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8676 to US$1.00, the exchange rate on as of March 31, 2023 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Item 3.
Key Information

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this annual report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As a result of the contractual arrangements, we were able to direct the activities of and derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs for accounting purposes. Accordingly, we have consolidated the financial results of the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Uxin Limited nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

Uxin Limited
(Cayman Islands)
100%
100%
Uxin Used Car Limited
(Cayman Islands)
Xin Limited
(Cayman Islands)
100%
100%
UcarShow HK Limited
(Hong Kong)
New Car Group Limited
(British Virgin Islands)
100%
Xin HK Limited
(Hong Kong)
Offshore
Onshore
100%
100%
100%
100%
Youxin (Shaanxi) Technology Information Co., Ltd.
Youfang (Beijing) Information Technology Co., Ltd.
Youxin (Hefei) Automobile Intelligent Remanufactu ring Co. Ltd.
Youtang (Shaanxi) Information Technology Co., Ltd.
100%
100%
100%
Youxin (Ningbo) Information Co., Ltd.
Hefei Youquan Information Technology Co., Ltd
Youche (Hainan) Information Technology Co., Ltd.

Historically, we, through Yougu and Youxinpai, were subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. These historical contractual arrangements had enabled us to: (i) direct the activities of the former VIEs and their subsidiaries; (ii) receive substantially all of the economic benefits of the former VIEs; and (iii) have exclusive options to purchase all or part of the equity interests in the former VIEs when and to the extent permitted by PRC law.

These historical contractual agreements included equity interest pledge agreements, powers of attorney, exclusive business cooperation agreements, exclusive option agreements. We had evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs because of these historical contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs were consolidated as part of our financial statements for the fiscal years ended March 31, 2021 and 2022 in this annual report. However, we consider revenues contributed by the former VIEs to be immaterial to our financial performance during the historical periods. Revenues contributed by the former VIEs accounted for 0.9% and 0.1% of our total revenues for the fiscal years ended March 31, 2021 and 2022, respectively. We recorded net loss contributed by the former VIEs of 0.2% and 2.9% for the fiscal years ended March 31, 2021 and 2022, respectively. Our business is primarily conducted through our subsidiaries.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of our Company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated. As a result of the Restructuring, the former VIEs have become our wholly owned subsidiaries and we currently operate our business in China directly through our subsidiaries, rather than through any variable interest entity. See “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements.” However, prior to the Restructuring, our historical contractual arrangements may not be as effective as direct ownership in providing us with control over the former VIEs and the termination of these agreements may incur additional costs. There were and may also be substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to our historical contractual arrangements with the former VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the former VIEs is found to be or had been in violation of any existing or future PRC laws or regulations, or fail or had failed to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former consolidated affiliated entities.”

Our corporate structure has been subject to unique risks associated with our holding company structure, including the historical contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, may affect the historical financial performance of the former VIEs and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through the former VIEs. We currently operate such businesses through our PRC subsidiaries, Yougu and Youhan, established in the Shanghai Pilot Free Trade Zone, which are not subject to restrictions on foreign investors maximum shareholding percentage, according to the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

As of the date of this annual report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. As advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, our PRC subsidiaries have obtained all requisite permissions and approvals from the PRC government authorities that are required for the business operations of our PRC subsidiaries, namely (i) the Electronic Data Interchange license, or the EDI license, (ii) Registrations for Used Car Dealers, and (iii) Registrations for Vehicle Maintenance and Repairs, with the details of all these licenses and permissions held by our PRC subsidiaries set forth below:

License/Permission	Holding Entity	Issuing Authority
Electronic Data Interchange license (EDI license)	Youxin (Shaanxi) Technology Information Co., Ltd.	Ministry of Industry and Information Technology of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youquan Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China

Registrations for Used Car Dealers	Hefei Youxi Used Car Market Management Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Ningbo) Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youxin Used Car Trading Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youche (Hainan) Information Technology Co., Ltd.	The Administrative Department of Commerce of Hainan Province of the People’s Republic of China
Registrations for Used Car Dealers	Youtang (Shaanxi) Technology Information Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Xi’an Yousheng Automobile Sales Service Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Shaanxi) Technology Information Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Xi’an Youcheng Vehicle Maintenance Co., Ltd.	Bureau of City Manage and Road Transport of Fengdongxincheng of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Hefei Youzhi Automobile Maintenance Co., Ltd.	Bureau of Road Transport of Hefei of the People’s Republic of China

Except for the permissions or approvals listed above that we have obtained, we, our PRC subsidiaries and the former VIEs, have not been required to apply for or obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied for or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our PRC subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

Furthermore, in connection with our previous issuance of securities to foreign investors, under the PRC laws, regulations and regulatory rules currently in effect, as of the date of this annual report, (i) as advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we, our PRC subsidiaries and the former VIEs, are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain other permission or approval from the PRC government authorities and (ii) we, our PRC subsidiaries and the former VIEs, have not received or were denied such permissions or approvals by the CSRC, the CAC or other PRC government authorities.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” As advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, pursuant to the Overseas Listing Trial Measures, and relevant five supporting guidelines which became effective on March 31, 2023 together as the New Overseas Listing Rules: (i) in connection with our previous issuance of securities to foreign investors, neither we, our PRC subsidiaries nor the former VIEs are required to obtain any permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, has also advised us that if we issue long-term debt securities in the future, we are not required to obtain any permissions or approvals from the PRC government authorities, except that such issuance is subject to the quota requirement of the National Development and Reform Commission, or the NDRC.

Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, has advised us that we are not required to obtain permissions from or complete filings with the CSRC in connection with any previous offering of securities to foreign investors as of the date of this annual report. Furthermore, as advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA, which was further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”) for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Trading in our securities on U.S. markets, including Nasdaq Global Select Market, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2023. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended March 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations regarding registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to completely inspect and investigate registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash and Asset Flows through Our Organization

Uxin Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Uxin Limited to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the Ministry of Commerce or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation— PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.” For the fiscal years ended March 31, 2021, 2022 and 2023, Uxin Limited and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs except that Xin HK Limited made capital contribution to Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. in the fiscal year ended March 31, 2022 and 2023 and to Youtang (Shaanxi) Technology Information Co., Ltd. in the fiscal year ended March 31, 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” for details.

Our PRC subsidiaries received RMB12.0 million and RMB50.2 million from the former VIEs for the fiscal years ended March 31, 2021 and 2022, respectively, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations. The former VIEs received RMB35.5 million and RMB66.8 million from our PRC subsidiaries for the fiscal years ended March 31, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for each of the fiscal years ended March 31, 2021 and 2022. For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors— Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

There were no other transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2021 and 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors— Risks Related to Doing Business in China—Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.

Our Mainland China and Hong Kong subsidiaries and the former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders. Additionally, we have no intention to distribute earnings and our PRC subsidiaries have settled amounts with the former VIEs under the historical VIE agreements.

Our company has established a centralized cash management policy to direct how funds are transferred between Uxin Limited and our subsidiaries to improve the efficiency and ensure the security of cash management. Our company’s cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will allocate the cash to the operating entity after the application for cash requirement is approved by the funds and payment center.

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
(3)
One of our subsidiaries in Mainland China qualifies for a 15% preferential income tax rate for the year ended December 31, 2022. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

A. [Reserved]

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
•
Our business, operating results and financial condition have been and may continue to be adversely affected by the COVID-19 pandemic;
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
•
The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities;

•
The PRC government has significant oversight over our business operations, and may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” for details;
•
We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” for details;
•
Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;
•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in the annual report based on foreign laws;
•
Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;
•
The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China; and
•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

We have not been profitable since our inception in 2011. We incurred net losses from continuing operations of RMB717.0 million, RMB143.2 million and RMB137.2 million (US$20.0 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. In addition, we had negative cash flow from operating activities of RMB1,122.3 million, RMB845.0 million and RMB251.1 million (US$36.6 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

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

We have been taking a number of actions to improve our liquidity and cash position. We expect to improve our gross margin on automobile sales and optimize our cost structure to reduce expenses, and to reduce cash outflows including those related to future lease payments through ongoing negotiations with the lessor of the new IRC in Hefei. In March 2023, we obtained an aggregated facility amount of RMB250 million (equivalent to approximately US$36.4 million) from two reputable banks in the PRC, enabling us to utilize inventories as collateral for financing our future purchases of used car inventories. Furthermore, we obtained a working capital facility of RMB50 million from China Merchants Bank (“CMB”) on November 7, 2022, and as of the date of this report, RMB20 million had been drawn down. The remaining RMB30 million can be utilized upon our request within one year from the date of the facility agreement. We plan to seek renewal of this facility when it becomes due in November 2023. In April 2023, we and NIO Capital entered into additional agreements, pursuant to which the outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million. The remaining US$18.4 million obligations are due to be received from NIO Capital by December 31, 2023. Pursuant to the assignment and amendment agreement dated June 30, 2023, Alpha acquired from NIO Capital and Joy Capital the warrants which provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled, at their discretion, to exercise the respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated, and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS). However, our plan includes significant, subjective assumptions that are subject to uncertainty. These assumptions include increasing demand for used cars over the next twelve months, renewing the inventory-pledging and working capital loan facilities and achieving the planned profit improvement, as well as our ability to satisfactorily negotiate final lease terms (relating to Hefei IRC) that help facilitate our intention to reduce costs and reduce cash outflows from operations. In addition, financing from the exercise of warrants that is not already contractually committed may not be available at terms that are favorable to us, or in amounts that are not sufficient to meet our needs over the next twelve months. Due to these uncertainties, and the related potential unfavorable financial impact to us, as discussed in Note 1 to our consolidated financial statements included elsewhere in this annual report, management of the Company has concluded that there is substantial doubt as to our ability to continue as a going concern.

However, we may need to continue to invest heavily in various aspects of our operations, such as labor, infrastructure, sales and marketing, to facilitate the expansion of the offline regional markets in the future. These investments may not lead to revenue increase or generate positive cash flow in time, or at all. In addition, we may not be able to execute the aforementioned plans to improve the liquidity status noted above.

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
•
achieve success with our Inspection and Reconditioning Centers, or IRCs, in Xi’an and Hefei, respectively;
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

Data Security

•
In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The competent regulatory authorities for each of the critical industries and sectors shall be responsible for formulating eligibility criteria and determining the identity of critical information infrastructure operator in such industry or sector. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.
•
In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulation remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, including our company.

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

The COVID-19 has had a severe and negative impact on the Chinese and the global economy since 2020. The COVID-19 pandemic has severely affected the used car industry with disruptions impacting the industry’s infrastructure and supply chains since January 2020. Throughout February and early March 2020, the majority of local used car markets and dealerships in China were closed and unable to resume operations. Logistics and delivery of used cars were also impacted by the closure of roads and highways in many regions across China. Title transfers were also hindered as local vehicle registration and management bureaus either remained closed or yet to resume full operations. All of these factors created considerable barriers to used car purchase and fulfillment, which has severely disrupted our business operations during the first quarter of 2020 and continued to weigh on our results until the date of this annual report.

As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result of the policy shift, a significant portion of our business faced challenges in resuming normal operations due to the surges in COVID-19 cases in China. For instance, our Xi’an IRC’s operations were disrupted by COVID-19 countermeasures. Nonetheless, as COVID-19 control measures eases and regulators continue to implement industry-boosting policies across the nation, we do not believe the COVID-19 pandemic has had a material adverse impact on our overall business, financial condition and results of operations. The impacts of COVID-19 on our future results of operations will depend on future developments, which cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19, among others.

In addition, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this section entitled “Risk Factors,” such as those relating to our ability to provide a differentiated and superior customer experience, expand the size of our customer base and the number of transactions on our platform. The impact of the pandemic may continue to create significant challenges and uncertainties for the market environment as the COVID-19 pandemic is still evolving and its full impact will depend on future developments.

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

Our limited operating history in certain of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, we have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first IRC in Xi’an has been in operation in March 2021 and our second IRC in Hefei has been in operation since November 2021. In December 2022, we had completed the relocation and upgrade of our Xi’an IRC as well as our used car superstore. The upgraded IRC and superstore reopened for business as the largest fully self-owned used car marketplace in Northwest China with a showroom capacity of up to 3,000 vehicles to meet the used car consumption demand in the city of Xi’an and its surrounding areas.

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

According to the Financing Guarantee Circular 37 which was issued and became effective on October 9, 2019, entities shall be prohibited from providing financing guarantee services unless obtaining the approval from the relevant regulatory authorities and establishing financing guarantee companies. Those who have been engaged in financing guarantee services shall properly settle its existing business. The authorities shall intensify the crackdowns on the financing guarantee companies with illegal operation or those who committed serious infringement of consumer’s (and guaranteed person’s) rights and shall timely report such cases to the banks so as to work together to protect the legitimate rights and interests of the consumers. The Financing Guarantee Circular 37 also stipulates that, without prior approval, any institution which provides customer promotion, credit evaluation and other services for any lending institution shall be prohibited from providing financing guarantee services or doing so in a disguised form. Any entity operating the financing guarantee business without a financing guarantee business license shall be banned by the regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Financing Guarantee.” As we (i) no longer provide any additional loan facilitation related guarantee services since November 2019 and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank, which accounted for more than half of the total loans we historically facilitated, to Golden Pacer as a result of the Loan Facilitation Divestiture and (ii) have entered into a supplemental agreement with one of our major financing partners with regards to our historically-facilitated loans in July 2020, where we agreed to entirely settle all of our remaining guarantee liabilities associated with the historically-facilitated loans for this financing partner under the condition that we would pay the settlement amount in instalments from 2020 to 2025 based on an agreed schedule, we are no longer subject to any guarantee liabilities for the consumer auto loans we historically facilitated through our 2C business. It is required by the Financing Guarantee Circular 37 for us to properly settle our existing business and we plan to settle and gradually relieve our guarantee obligations from these historically facilitated loans along with the maturity of those remaining outstanding loans. However, we cannot assure you that our guarantee services in connection with such historical auto loans will be regarded as our “proper settlement” of our existing auto loan guarantee business by the relevant authority, or that our past practices in connection with our loan facilitation services would not be regarded as historical noncompliance. The imposition of any enforcement action would adversely affect our reputation and business, financial condition and results of operations.

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

Prior to divesting our loan facilitation business to Golden Pacer as first announced in July 2019, we provided guarantees to our financing partners in connection with the historical consumer auto loans. We have ceased to provide loan facilitation related guarantee services since November 2019 as a result of the divestiture and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank. In addition, we settled our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank in July 2020. As of March 31, 2023, we have no outstanding guarantee obligations in relation to our historically facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as the guarantees were not provided independently from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether we would be deemed to operate financing guarantee business in violation of relevant PRC laws or regulations because of historical arrangements with certain financial institutions. If the relevant regulatory authorities determine that we were and/or are operating financing guarantee business, we may be required to obtain approval or license for financing guarantee business. In such cases, our business, results of operations and financial conditions could be adversely affected.

Our business is subject to risks related to China’s online used car transaction industry, including industry-wide and macroeconomic risks.

We operate as a leading used car retailer for buying and selling used cars in China. We cannot assure you that this market will continue to grow rapidly in the future. Furthermore, the growth of China’s used car industry could be affected by many factors, including:

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
•
COVID-19 pandemic or any other serious contagious diseases;
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

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have not recorded any accrual for expected loss payments with respect to these cases as of March 31, 2023 and do not believe that any of the intellectual property infringement claims is material to our overall business operations. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity financing, our business, operating results and financial condition could be materially harmed, and your ownership may be diluted.

Since our inception, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. We issued convertible notes in the total principal amount of US$280 million in 2019, of which US$50 million and US$69 million in principal amount were converted into Class A ordinary shares on July 23, 2020 and July 12, 2021, respectively. In October 2020, we completed private placements with GIC and Wells Fargo for subscription of our Class A ordinary shares for an aggregate amount of US$25 million. In addition, we entered into definitive agreements with NIO Capital and Joy Capital in June 2021 for the subscription of senior convertible preferred shares, or the 2021 Subscription Agreement, to raise an aggregate amount of up to US$315 million. The first closing for US$100 million was completed on July 12, 2021 and the second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, the Company issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In January 2022, we entered into a definitive agreement with NIO Capital and Joy Capital to extend the expiration date of aforementioned warrants from January 12, 2023 to January 12, 2024. In addition, we entered into definitive agreements with NIO Capital in June 2022 for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which are payable in multiple installments. In April 2023, we and NIO Capital entered into additional agreements regarding the settlement of then outstanding amount of US$81.6 million of the foregoing purchase price. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) such outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$81.6 million of the outstanding purchase price and we and NIO Capital have reached an agreement regarding the outstanding purchase price of US$18.4 million pursuant to the definitive agreements we entered into with NIO Capital in June 2022, under which NIO Capital agreed to fulfil its payment obligations by December 31, 2023. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million. In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants which provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that were not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS). Despite our historical financing activities, we cannot guarantee that additional funds to support our business will be available on reasonable terms, or at all when we need them.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution. Specifically, pursuant to the Amended and Restated Certificate of Designation and Preferred Shares, if, at any time while any senior convertible preferred shares are outstanding, we or any of our subsidiaries, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any (a) ordinary shares, or (b) any rights, options or warrants to acquire ordinary shares and any depositary shares (including, without limitation, the ADSs), notes, debentures, preference shares or other equity securities or rights, which are ultimately convertible or exercisable into, or exchangeable for, ordinary shares entitling any person to acquire ordinary shares or ADSs at an effective price per share that is lower than the then applicable Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) of such senior convertible preferred share, then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance, the applicable Conversion Price for such senior convertible preferred shares shall be reduced to equal the Base Conversion Price, subject to certain exceptions, in which case the number of ordinary shares convertible from the foregoing such senior convertible preferred share will correspondingly increase. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Amended and Restated Certificate of Designation and Preferred Shares—Subsequent Equity Sales and Anti-Dilution Adjustments.”

Additionally, any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

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

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the fiscal year ended March 31, 2023, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, since we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was ineffective for the fiscal year ended March 31, 2023. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018 and November 2018, referred to as the Amended and Restated Plan, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 102,040,053 ordinary shares.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than US$1.03 per ordinary share to US$1.03 per ordinary share, provided that any participating option holder agrees to the amendment in the number of shares subject to his or her option as determined by the plan administrator. We accounted for this reduction as a share option modification which required the premeasurement of these share options at the time of the modification. The total incremental cost as a result of the modification was US$4.1 million. The incremental cost related to vested options amounted to US$2.1 million and was recorded in the consolidated statements of comprehensive loss during the year ended December 31, 2019. The incremental cost related to unvested options amounted to US$2.0 million and will be recorded over the remaining service period.

For the fiscal years ended March 31, 2021, 2022 and 2023, we recorded an aggregate of negative RMB19.1 million, RMB26.5 million and RMB47.3 million (US$6.9 million), respectively, in share-based compensation expenses. As of March 31, 2023, our unrecognized share-based compensation expenses related to the share options and restricted share units amounted to RMB62.3 million (US$9.1 million). We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries and, historically, through contractual arrangements with the former VIEs based in China. As a result, investors face unique risks associated with our holding company structure. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operate these businesses in China through the former VIEs.

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

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of the Company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of the VIEs, receive substantially all of the economic benefits of the VIEs and have exclusive options to purchase all or part of the equity interests in the VIEs, were effectively terminated. As a result of the Restructuring, the VIEs have become our wholly owned subsidiaries and we currently operates our business in China directly through our subsidiaries, rather than through any variable interest entity.

We, through the former VIEs, had been historically subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. Because of these contractual arrangements, we were considered as the primary beneficiary of the former VIEs in China and accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the fiscal years ended March 31, 2021 and 2022 in this annual report.

Although we have completed the Restructuring in March 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. No service fee was accrued or paid by the former VIEs according to the contractual agreements as the services provided were immaterial during the historical periods. The consideration for termination of the historical contractual arrangements with the former VIEs was the same as the loan amount under the contractual agreements, therefore, there was no cash transfer for the termination of the contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

JunHe LLP, our counsel regarding certain PRC legal matters, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) we are not required to file the application after consulting with the Ministry of Commerce through the Internet.

However, JunHe LLP, our counsel regarding certain PRC legal matters, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities on July 6, 2021, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. It is uncertain whether we would be deemed as a CIIO or an online platform operator which is under the censorship of the Review Measure in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The PRC governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs being offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) 50% or more of the issuer’s revenue, profit, total assets or net assets as documented in the issuer’s audited consolidated financial statements in the most recent financial year is accounted by domestic companies; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; or (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our previous issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. As advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors as of the date of this annual report because (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their previous issuance of securities to foreign investors that occurred before the effective date of such regulations; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our previous issuance of securities to foreign investors.

Furthermore, as advised by Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted and the Draft Regulations have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) except as otherwise disclosed in the annual report, we have not been involved in any investigations on cyber security review made by the CAC on such basis, nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection, we believe we are in material compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required.

The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We historically conducted our business in China primarily through the former VIEs and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

In addition, we are required to satisfy various requirements by relevant authorities from time to time and we cannot assure you that we will comply with all those requirements within prescribed time. For example, some of our PRC subsidiaries have been included in the list of abnormal business operation by the local branch of the SAMR for reasons including delay in information disclosure and failure to be reached by the authority. Failure to do so may subject us to administrative penalties.

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

Atmospheric Pollution Prevention and Control Law of the People’s Republic of China, as amended on August 29, 2015 and on October 26, 2018, advocate reasonable control over the number of fuel vehicles in accordance with urban planning. Some local governmental authorities issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. Municipal authorities of Beijing, Guangzhou, Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen adopted regulations and implemented rules to limit the total number of license plates issued to new automobile purchases. In addition to the quantity control of automobiles, some local governmental authorities have also adopted environmental protection policies and regulations in recent years, pursuant to which an automobile, failing to meet certain environmental protection requirements or standards, will not be able to obtain the license plate issued by relevant local governmental authorities.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, to our best knowledge, as of the date of this annual report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Rong Lu, Feng Lin, Zhitian Zhang and Wenbing Jing, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China and Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside in mainland China and Hong Kong and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States.

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

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. The progress of trade talks between U.S. and China is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect our results of operations and financial condition..

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

In April 2014, the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects and MOFCOM promulgated the Measures for the Administration of Overseas Investment in September 2014. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018 and abolished the Administrative Measures for the Approval and Filing of Overseas Investment Projects. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that is not sensitive is required to be filed with MOFCOM and the NDRC or their local branch.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.”

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

The Anti-Monopoly Law, or the AML, promulgated by the Standing Committee of the National People’s Congress, which became effective in 2008 and last amended on June 24, 2022, requires that when a concentration of undertakings occurs and reaches statutory thresholds, the undertakings concerned shall file a prior notification with MOFCOM. Without the clearance from MOFCOM, no concentration of undertakings shall be implemented and effected. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to MOFCOM when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, revised in 2018, is triggered. If such prior notification is not obtained, MOFCOM may order the concentration to cease its operations, dispose of shares or assets, transfer the business of the concentration within a time limit, take any other necessary measures to restore the situation as it was before the concentration, and may impose administrative fines. The AML specifies that a fine of not more than 10% of its sales amount in the previous year shall be imposed if the concentration has or may have the effect of eliminating or restricting competition and a fine of not more than RMB5 million shall be imposed if the concentration has no effect of eliminating or restricting competition. The AML further specifies that the relevant authority may investigate a transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold. On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector which stipulates that any concentration of undertakings involving variable interest entities (VIE) shall fall within the scope of anti-monopoly review. Furthermore, the Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). On August 17, 2021, the SAMR issued the Provisions on Prohibition of Unfair Competition on the Internet (Draft for Comments), which prohibits business operators from using data, algorithms and other technical means to commit traffic hijacking, interference, malicious incompatibility and other improprieties to influence user choices or hinder or damage the normal operation of network products or services offered by other business operators.

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

We are a Cayman Islands holding company and we have three Cayman Islands subsidiaries, three British Virgin Islands subsidiaries, and six Hong Kong subsidiaries which in turn hold controlling equity interests in 49 PRC subsidiaries as of the date of this annual report. If we and our Cayman Islands and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and

Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities until 2022, our auditor was historically uninspected by PCAOB. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 Determinations accordingly. This marks the first time that Chinese authorities allowed access for complete inspections and investigations meeting U.S. standards, as required under the Sarbanes-Oxley Act.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete inspections and investigations against registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting in the future could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA, which was further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (the “PCAOB”) for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB, for two consecutive years, is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in mainland China. As a result, the Nasdaq may determine to delist our securities.

Based on the above, trading in our securities on U.S. markets, including Nasdaq Global Select Market, would be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, or the 2021 Determinations, to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA for the fiscal year ended March 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations regarding registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting in the future could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

We may in the future be involved in legal and administration proceedings initiated by government authorities, property owners or any other third parties regarding our leasehold interests in or use of such properties. We cannot assure you that we can successfully defend ourselves against those claims or that our use of such leased properties will not be challenged in the future. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may be required to register our business premises outside of our registered residence addresses as branch offices under PRC law.

Under PRC law, a company doing business at a fixed venue outside its registered residence address is required to register with the local branch of the SAMR where the business premise is located to set it up as branch office and obtain business license. We have successfully registered and set up branch offices nationwide for all of our newly opened business premise. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation and our business, results of operations and financial condition could thus be adversely affected.

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
•
changes in the operating performance or market evaluations of other e-commerce platform for buying and selling used cars;
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

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. We have also issued senior convertible preferred shares, which have the rights, preferences, privileges and restrictions set out in an Amended and Restated Certificate of Designation which has been approved by our board of directors. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure, and each senior convertible preferred share is entitled to that number of votes equal to the largest number of whole Class A ordinary shares into which each such senior convertible preferred share could be converted. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or any entity which is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares to any person that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, or (iii) of Mr. Kun Dai ceases to be the ultimate beneficial owner of any outstanding Class B ordinary shares.

As of July 31, 2023, Mr. Kun Dai, the beneficial owner of all our issued Class B ordinary shares, beneficially owned 11.4% of the aggregate voting power of our company, assuming all the senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details on ordinary shares beneficially owned by Kun Dai. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 14,764,090 Class A ordinary shares held by record of BOCOM International Supreme Investment Limited, that represent approximately 0.5% of our outstanding share capital as of July 31, 2023 in favor of third-party note subscribers in connection with certain notes. Most of the proceeds from such notes were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The notes became due in December 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” If any note subscriber enforces its security interests in such pledged shares upon an event of default or any borrower needs to use the pledged shares to repay the note, the pledged shares may be sold on the public market. On September 2, 2020, one of the third-party note subscriber issued a notice to BOCOM International Supreme Investment Limited declaring that an event of default had occurred and such note subscriber exercised its call option accordingly. As of the date of this annual report, BOCOM International Supreme Investment Limited was in discussion with such note subscriber on the details and mechanisms of the potential share transfer. Furthermore, in connection with a loan in the principal amount of US$150.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment Holding Limited as lenders, Huangpu Investment Holding Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 61,129,800 Class A ordinary shares were transferred to Huangpu Investment Holding Limited on May 17, 2021. Huangpu Investment Holding Limited disposed of these securities in December 2021. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited and BOCOM International Supreme Investment Limited, Mr. Dai beneficially owned an aggregate of 11.9% of the total voting power of our company as of July 31, 2023, assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. See "Item 16G. Corporate Governance" for a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, to our best knowledge, as of the date of this annual report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Rong Lu, Feng Lin, Zhitian Zhang and Wenbing Jing, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in our transaction with NIO Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d) without seeking shareholder approval, in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval and did not hold an annual shareholders meeting for the fiscal year of 2023. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq's requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq's requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, and capital gains. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended March 31, 2023. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior Annual Reports on Form 20-F, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend on the average value of our goodwill. If the value of our assets (including our goodwill) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any taxable year during which a U.S. Holder (defined below) owns an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. Further, a U.S. Holder will generally be treated as holding an equity interest in a PFIC in the first taxable year of the U.S. Holder’s holding period in which we are a PFIC and subsequent taxable years even if we cease to be a PFIC in subsequent taxable years. In particular, if we were a PFIC for our 2019 taxable year, we will generally continue to be treated as a PFIC with respect to a U.S. Holder who owned our ADSs or ordinary shares during any portion of such year, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock, TPG, 58.com, among others, which will become due and payable on June 11 and June 12, 2024 unless converted earlier (the “2024 Notes”). The note holders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the notes equals US$1.03 and may be adjusted and each note bears an interest rate of 3.75% per annum. On July 12, 2021, the note holders have converted a principal amount of US$69 million convertible notes to 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The note holders have also irrevocably waived the conversion rights with respect to their respective remaining portions. In July 2022, we issued

183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions.

Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge. Among the notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum, which will become due and payable 12 months after the issuance date, and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum, which will become due and payable 15 months after the issuance date, unless converted earlier. The noteholders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices of the notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the notes to adjust the conversion price. On the same day, PacificBridge converted its convertible notes into 136,279,973 Class A ordinary shares at the adjusted conversion price.

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

In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our senior convertible preferred shares. The first closing in the amount of US$100 million was completed for our issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million was completed for the issuance of 80,104,865 senior convertible preferred shares in November 2021. Another US$10 million and US$7.5 million of the second closing was completed in March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In January 2023, we entered into a definitive agreement with NIO Capital and Joy Capital to extend the expiration date of the aforesaid warrants from January 12, 2023 to January 12, 2024.

As of March 31, 2022, we had completed the Restructuring of the VIE structure to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of the company.

On June 30, 2022, we entered into a share subscription agreement, or the 2022 Subscription Agreement, with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of the Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 2024 Notes held by 58.com (such notes, as amended, the “58.com Notes”) and certain other historical transactions. These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change (as defined below)). The 58.com Notes were extinguished upon such issuance of shares.

On August 29, 2022, we issued 36,699,029 Class A ordinary shares to ClearVue UXin Holdings, Ltd., or ClearVue, in exchange for the full release of our obligations under the 2024 Notes held by ClearVue (such notes, as amended, the “ClearVue Notes”). These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change (as defined below)). The ClearVue Notes were extinguished upon such issuance of shares.

On October 12, 2022, Uxin Limited announced a change in ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on October 28, 2022.

On April 4, 2023, we and NIO Capital entered into additional supplemental agreements to amend the 2022 Subscription Agreement, pursuant to which the payment method of purchase price payable under the 2022 Subscription Agreement is revised to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital. As of the date of this annual report, NIO Capital fulfilled its obligation in an aggregate amount of US$81.6 million of the outstanding purchase price and have also fully performed our outstanding payment obligations under certain promissory notes originally issued in June 2019 and amended in June 2021, totaling an aggregate of US$61.6 million, held by NIO Capital.

On June 30, 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants that provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that were not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).

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

B.
Business Overview

We are a leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment in China. With our inventory-owning model, we provide our customers a comprehensive transaction solution that encompasses the entire value chain, ranging from used-car acquisition, inspection and reconditioning, warehousing, as well as pre-sales and after-sales services. We offer high-quality and value-for-money used cars as well as superior full suites of services to customers through a reliable, one-stop and hassle-free transaction experience. Empowered by our omni-channel sales approach, we are able to establish market leadership by serving customers both nationwide through our online platform and in selected regions through our offline inspection and reconditioning centers (IRCs).

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

Meanwhile, to further strengthen our ability to provide high-quality and value-for-money used cars, we have been building our own IRCs where we can recondition all retail inventory to a “like new” condition. Our first IRC in Xi’an has been in operation in March 2021. Furthermore, we completed the relocation and upgrade of our Xi’an IRC in December 2022. The upgraded facility has an annual production capacity of 40,000 vehicles and an extended showroom capacity of up to 3,000 vehicles, making it the largest fully self-owned used car marketplace in northwest China. In September 2021, we entered into a strategic partnership with Changfeng County Government of Hefei City to jointly invest in and build the industry-leading IRC in Changfeng, Hefei. With a total investment of up to RMB2.5 billion, the Hefei IRC is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide us with a stable and large supply of high-quality used vehicles in the coming years. The phase one of Hefei IRC has been in operation since its launch in November 2021 and is currently able to hold over 2,500 used cars.

In addition to reconditioning retail used cars, our IRCs, as a type of warehouse stores, offer local customers and customers within Shaanxi and Anhui provinces with in-store visit and purchase options. Accordingly, we have shifted from an online-only sales approach to an omni-channel sales approach, which integrates online sales into its warehouse-style operation.

Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in terms of buying used cars from other cities and regions, lack of transparent and reliable information on car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform is able to address these pain points by providing customers with a reliable and one-stop car buying experience and enabling customers to select from our own inventory of selected used cars nationwide and access various car-related value-added products and services throughout China. We now have much stronger control and management over the entire value chain and improved ability to provide high-quality used car products and premium services. We have started to track customer satisfaction via monitoring NPS (net promoter score) since the second quarter of 2020 and have made remarkable progress over the past years. We have significantly improved our average NPS per year from 31 for the fiscal year 2021 to 60 for the fiscal year 2023.

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

Our acquired vehicles that meet our retail standards will be delivered to our Xi’an IRC or Hefei IRC for further inspection and reconditioning, and then sold to customers, which we refer to as our retail vehicle sales business. We acquire vehicles for sale through numerous sources, including directly from consumers, auction platforms and car dealerships. As we have such rich sources for vehicle acquisition, we are able to have greater access to used cars at more favorable prices and enjoy greater flexibility in offering more competitive prices to customers. The vehicles that we acquire from customers, either as trade-ins or independent of a retail sale, and that do not meet our retail standards to list and sell will be wholesaled via offline channels, which we refer to as our wholesale vehicle sales business. In addition, in order to boost cash turnover, we may increase the proportion of wholesale vehicle sales by wholesaling certain vehicles that meet our retail standards but nevertheless do not suit our design of retail inventory composition.

For the fiscal year of 2023, our vehicle sales volume was 20,029, among which retail vehicle sales volume was 10,703 and wholesale vehicle sales volume was 9,326, respectively.

Others

We also generate other revenues from commissions earned from our financing and insurance partners and from provisions of warranty and repair services.

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
•
Vehicle selection: Transaction process on our online platform is highly transparent. Customers are able to easily acquire basic information of each car listing on our platform, such as photos of the interior and exterior of a car. Furthermore, an in-depth car condition report generated by our Jiancebao (检测宝) system, is available to assist our customers’ vehicle selection. The car condition report provides an evaluation of the vehicle’s condition in accordance with the national standard - GB/T 30323 “Technical Specifications for Appraisal and Evaluation of Used Vehicles.” It includes a clear definition and standard for vehicle mileage adjustment, assessment of structural damage, water damage, and fire damage. Additionally, it includes a maintenance list of the vehicle, information about any historical accidents, and details about the vehicle’s maintenance history. This comprehensive report ensures that our customers are fully informed about the condition of the vehicles listed. Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value, all of which would enable the customer to make a more informed buying decision.
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
•
Customer support: In a similar way to click-and-buy shopping, our online platform allows used car buyers to virtually navigate the listing information, make informed decisions, lock in their favorite cars, place order and complete the transaction online without the assistance of a sales consultant. At any step of the transaction process, the customer can also contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition, car selection, title transfer, vehicle registration and used car financing options. Our AI-enabled sales consultant assistance system, which integrates Lingxi (灵犀) intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the customer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries and answers all sorts of questions that may arise in connection with the car purchased by the customer, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.
•
Signing and delivery: Customers can either purchase the car with full payment or in installments utilizing different financing options. After the customer enters into contracts with us and makes the down payment, our nationwide logistics and delivery service ships the car in a timely manner to the customer’s nearest fulfillment center. When the car arrives, our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition and carry out thorough cleaning and disinfection process. Once confirmed that the car is in good condition, we will invite the customer to our fulfillment center to inspect and pick up the car. The customer will make the rest of the payment at the fulfillment center. Once all procedures are completed, we will help our customer to register the car at local vehicle bureau and complete title transfers. If a customer is unable to pick up the car in person, we provide door-to-door car shipping services.
•
After-sale warranty: Every certified used car currently carries a 7-day unconditional return policy and lifetime refund policy covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through Uxin’s certificate program. We provide these warranty programs to the customer for no extra charge.

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

We believe the combination of online and in-store purchase best tailors to the purchasing demands of our Chinese customers. As we further expand our customer base and increase word-of-mouth marketing through regional IRCs, we will further improve our brand image and build trust among our customers, which will allow us to further boost our online sales.

Our Services

Our full suites of services provide customers with one-stop buying experience, for instance, we assist customers in dealing with a wide range of post-sale matters leveraging our expertise in the industry. Our omni-channel used car transaction business provides the following crucial service components:

•
Sales services . We have upgraded and transformed the entire online used car buying process and our online consulting team is able to deliver timely vehicle consulting services and facilitate a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our after-sales services delivered through online chat and hotlines to ensure high customer satisfaction. Since our IRCs in Xi’an and Hefei have been in operation in 2021, we have expanded our offline service teams in both IRCs to offer all-around and seamless services to our offline customers. Under our omni-channel sales approach, we provide the same reliable, one-stop and hassle-free transaction services to customers no matter they purchase through our online platform or from our IRCs.
•
Value-added products and services. In addition to vehicle sales services, we also have a wide range of car-related value-added products and services. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers and refer their auto insurance products to our customers . As of March 31, 2023, we partnered with 13 financing solution providers and four insurance companies.
•
Warranty and repair services. As part of our after-sale warranty, every certified used car currently carries a 7-day unconditional return policy, lifetime refund policy covering certain major damages caused by severe accidents that existed prior to the sale. In addition, our extended warranty services provide customers with different extended warranty solutions. Our maintenance service network covers more than 300 prefecture-level cities across China. Our maintenance review team reviews the maintenance plan and ensures our maintenance quality. Our service consultants provide one-on-one exclusive after-sales services to improve our customers’ purchasing experience.
•
Nationwide door-to-door delivery services. A used car can be delivered to our fulfillment center and picked up by our customer in person. For cities with no fulfillment center, we provide door-to-door car shipping services leveraging our nationwide logistics network. Our logistic and delivery network cover more than 300 cities in China. With our industry-leading logistic routing system, a used car sold through our platform can be delivered to our customers typically within four days.
•
Nationwide title transfers and vehicle registration. For the retail vehicle sales under our inventory-owning model, Uxin owns the titles of the cars before they are sold to our customers. Following the completion of a transaction, the title will be transferred to our customer. We also offer flexible and comprehensive vehicle registration solutions to assist our customers from different cities in obtaining local license plates, which greatly reduces their waiting time. As of March 31, 2023, we partnered with over 250 title transfer service providers nationwide to handle the entire title transfer process for our customers.

Our Capabilities

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, reconditioning capabilities, one-stop services capabilities and unique omni-channel used car transaction fulfillment capabilities.

•
Data Analytics and Technology Capabilities: With a significant amount of data accumulated on our platform for more than 10 years since our inception in 2011, including user behavioral data, and data on used cars and used car transactions, we are able to continue to innovate our proprietary technologies. Our patented and industry-leading car inspection system, Jiancebao(检测宝), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides pricing for the sale of each used car based on the car’s specific condition. In addition, based on a wealth of data we have on user behavior, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to customers by analyzing their preferences, which make it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand customer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, enabling us to create more effective sales strategies.
•
Reconditioning Capabilities: Equipped with our inspection and reconditioning experts and professional equipment, our IRCs are able to recondition all retail vehicles to a “like new” condition, and streamline and standardize the entire reconditioning process, thereby greatly improving both quality and efficiency of our operations. By implementing sustainable supply chain practice and zero-waste policy, we optimize the reconditioning costs and offer our customers high-quality vehicles at attractive prices. We have accumulated and set up an integrated database of reconditioning standards and processes. In addition, we have adopted an advanced and intelligent reconditioning technology, which is more efficient, cost-effective, and environmentally friendly. After our IRC in Changfeng, Hefei is fully completed and put into operation in the next few years, we expect the plant to have an annual production capacity of 60,000 to 100,000 vehicles, which is expected to provide Uxin with a stable and large supply of high-quality used vehicles in the coming years. Furthermore, we completed the relocation and update of our Xi’an IRC in December 2022. The reconditioning factory in Xi’an has an annual capacity of 40,000 units to ensure that we have a large-scale supply of high-quality used cars.
•
Nationwide Logistic and Delivery Capabilities: We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS) and transportation management system (TMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning. As a result, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within five calendar days via our logistics and delivery network.

Technology

We leverage sophisticated technology to provide a differentiated customer experience and improve our operations.

Jiancebao(检测宝） inspection system

Our proprietary Jiancebao (检测宝) system is an integrated and interactive vehicle inspection system. A significant portion of the inspection process is automatically conducted by our proprietary and state-of-the-art technology. The automatic inspection is enabled through wearable digital glasses to record the inspection process, automatic diagnostics of car condition from image recognition technology that can automatically identify certain car condition. A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, endoscopy, a vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process. After each inspection, our system automatically generates a comprehensive standardized inspection report. Each condition report includes extensive information on, among many other data points, the exterior and interior of the car, structure and engine condition. Our upgraded inspection system involves a standard procedure that covers more than 750 documented check points. As a result, our inspection system improves both inspection accuracy and efficiency. As of March 31, 2023, we had 12 patents in relation to vehicle inspection.

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

Our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 167,200 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database.

Lingxi(灵犀) intelligent recommendation system

Based on a wealth of data on retail transaction history and used car information accumulated on our platform, our AI-enabled Lingxi (灵犀) intelligent recommendation system makes personalized car recommendations to customers on our platform by analyzing their preferences, making it easier for them to find the car of their choice. In addition, Lingxi (灵犀) is also embedded with user categorization module which reveals user preference on different feature for a car. Our Lingxi (灵犀) intelligent recommendation system serves as an important foundation for our business operations.

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

Marketing and Brand Promotion

In the fiscal year ended March 31, 2023, we improved our in-store sales center and enhanced brand recognition, as well as attracted more targeted customers. To increase our brand awareness, we have implemented different and effective marketing strategies in the cities where the two in-store sales centers are located, respectively. In Hefei, we have launched a series of online and offline promotional activities, such as advertising in high-speed railway station and bus stops. In Xi’an, we combined elevator media with social media and introduced celebrity shop visits to increase the awareness of our newly opened sales center. We also obtained sustainable customer traffic by launching online promotional activities. In addition, by cooperating with new platforms and improving the marketing efficiency of each platforms, we have reduced the cost of customer acquisition while significantly increasing customer traffic. As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. In 2021, we were awarded the Outstanding Member of China Automobile Dealers Association and won the General Business Award issued by China Automobile Dealers Association. In 2022, we were awarded the 2021-2022 Industry Quality Breakthrough Award by China Business Herald, Most Valuable Social Service Company by Zhitongcaijing as well as the 10th Hubei Auto Jinlun Prize - the Premier Used Car Brand by Hubei Daily. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

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

Intellectual Properties

Our intellectual property contributes to our competitive advantages among e-commerce platforms for used cars in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of March 31, 2023, we had obtained 125 patents (of which 27 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 1,215 trademarks (of which 12 trademarks have been non-exclusively licensed and 90 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 275 software copyrights (of which 18 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 13 works copyrights (of which one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 40 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

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

Environmental protection

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

Business ethics and labor management

We believe business ethics can help regulate employees’ behavior, guarantee honest management and enhance the credibility of our Company. We continuously improved and adjusted our organizational structure, delineated the rights and responsibilities of the management and executives, and implemented internal rules to set values and norms to guide the actions of our management and employees. For example, we have implemented the Code of Business Conduct and Ethics, Uxin Limited Red Line Management System, Uxin Limited Red and Yellow Card Management System, and Uxin Limited Management System for Employees Violations.

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

Regulations on Company Establishment and Foreign Investment

The establishment, operation and management of companies in China is governed by the PRC Company Law, as latest amended in 2018. According to the PRC Company Law, companies established in the PRC are either limited liability companies or joint stock limited liability companies. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies, unless otherwise provided in the relevant foreign investment laws and regulations. Additionally, the registration for a PRC Company’s establishment, modification, and termination shall comply with the provision of Administrative Regulation of the People’s Republic of China on the Registration of Market Entities which was promulgated by the State Council on March 1, 2022, and information about investment activities of foreign investors shall be filed in accordance with the Measures of Information Reporting of Foreign Investment promulgated by the MOFCOM and the SAMR on December 30, 2019 and went into effect on January 1, 2020.

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

In addition, on June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which were later amended on June 14, 2022 and took effect on August 1, 2022, to strengthen the regulation of the mobile apps information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify each user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application program provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. Furthermore, in December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Mobile Application Interim Measures, which took effect on July 1, 2017. The Mobile Application Interim Measures require, among others, that internet information service providers must ensure that a mobile apps, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user easily, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

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

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which aims to regulate business activities involving the sale of commodities or provision of services through the internet and other information networks, to replace the Administrative Measures for Online trading promulgated in January 2014. Pursuant to the Online Trading Measures, online trading operators are classified into four types: online trading platform operators, operators on platform, operators of self-built websites, and operators that carry out online trading activities through other online services. The Online Trading Measures reinforces the operation requirements as provided under the E-Commerce Law and the principles of legality, rationality and necessity in the collection and use of the users’ information and disclosure of the rules, purposes, methods and scopes of collection and use of user information. The Online Trading Measures also provides that the online trading operators (i) shall not use false transactions, fabricated user review etc. to conduct false or misleading business promotion, so as to defraud or mislead consumers and (ii) shall not eliminate or restrict competition, damage or ruin the competitor’s reputation. Furthermore, the Online Trading Measures imposes a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce.

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

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. The Security Assessment Measures provide for the circumstances under which a data processor shall be subject to security assessment, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor that processes personal information of more than one million individuals provides personal information abroad; (iii) where a data processor that has exported personal information of over 100,000 individuals or sensitive personal information of over 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances prescribed by the CAC.

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

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB5,000,000.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended in January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Invention patent is valid for 20 years, design patent is valid for 15 years, and utility model patent is valid for 10 years. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had been issued 84 patents in the PRC.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) 50% or more of the issuer’s revenue, profit, total assets or net assets as documented in the issuer’s audited consolidated financial statements in the most recent financial year is accounted by domestic companies; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; or (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

On February 24, 2023, the CSRC released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or, the Confidentiality Provisions, which came into effect on March 31, 2023. Pursuant to the Confidentiality Provisions, any future inspection or investigation conducted by overseas securities regulator or the relevant competent authorities on our PRC domestic companies with respect to our overseas issuance and listing shall be carried out in the manner in compliance with PRC laws and regulations.

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

Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the lease requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right.

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

Regulations Relating to Anti-Monopoly

The currently effective Anti-Monopoly Law of PRC, or the Anti-Monopoly Law, was promulgated by Standing Committee of the National People’s Congress in 2007 and most recently amended on June 24, 2022. Pursuant to the Anti-Monopoly Law, the relevant operators of a concentration of undertakings which reaches the standard for declaration shall make an advance declaration to the anti-monopoly law enforcement authority under the State Council. The fines for illegal concentration of business operators shall be “no more than ten percent of its preceding year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition.” Pursuant to the Anti-Monopoly Law, the relevant authority to investigate transaction where there is evidence that the concentration has or may have the effect of eliminating or restricting competition, even if such concentration does not reach the filing threshold.

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

•
direct the activities of the former VIEs and their subsidiaries;
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

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs, which as a result have become wholly owned subsidiaries of the company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated.

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

In the opinion of JunHe LLP, our counsel regarding certain PRC legal matters:

•
the historical ownership structures of the former VIEs in China and our WFOEs that had entered into contractual arrangements with the former VIEs will not result in any violation of PRC laws or regulations currently in effect; and
•
the historical contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the historical contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law were valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

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

D. Property, Plants and Equipment

Our Beijing office, Xi'an IRC and Hefei IRC had an aggregate of 199,638 square meters. These facilities currently accommodate our management headquarters, IRCs, as well as most of our sales and marketing, R&D, general and administrative activities.

In December 2022, we completed the relocation and upgrade of our Xi'an IRC as well as its used car super stores. The upgraded Xi'an IRC is comprised of (i) a reconditioning factory with an annual capacity of 40,000 units and (ii) a warehouse-style superstore with a showroom capacity of 3,000 vehicles.

In July 2023, we moved our principle executive offices to 21/F, Donghuang Building, No. 16 Guangshun South Avenue Chaoyang District, Beijing 100102, People’s Republic of China.

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

A.
Operating Results

Overview

We are a leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment in China. We operate vehicle sales business, where we provide consumers with a reliable, one-stop and hassle-free used-car-buying experience, including access to our best selection of high-quality and value-for-money used cars and various car-related value-added products and services.

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first IRC in Xi’an and second IRC in Hefei have been in operation since March 2021 and November 2021, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our IRCs may also serve regional customers who pay in-store visit to our IRCs. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an IRC or Hefei IRC for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline IRCs. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels.

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
•
regulations and policies affecting the used car industry and consumer auto finance industry; and
•
COVID-19 pandemic or any other serious contagious diseases.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

Our business operations during the first quarter of 2020 have been materially and adversely affected by the COVID-19 pandemic as a result of the closure of used car markets and dealerships, the significant disruptions to the logistics and delivery of used cars, and barriers to title transfers, among others. In addition, borrowers’ ability or willingness to repay their auto loans has also been negatively affected by general economic downturns. Consumer confidence and spending power in general have also been weakened as a result of the pandemic.

Although the impact of COVID-19 pandemic on business operations in China is largely contained, the COVID-19 rebounded in certain cities in China over the past three years, especially during the end of 2022 and the beginning of 2023. The resurgence of COVID-19 cases in Xi’an, where our first IRC is located, resulted in a city-wide lockdown in December 2021. This, combined with the expected off-season slowdown during the Chinese New Year holiday, significantly impacted our business during that period. However, the growth momentum our second IRC in Hefei since its launch in November 2021 had effectively helped us mitigate some of the negative impact from the disruptions in Xi’an. The Xi’an IRC also began to recover after the Chinese New Year holiday in February 2022 and business had largely returned to its pre-COVID-19 standard level by the end of March 2022. In December 2022, we successfully completed the relocation and expansion of our Xi’an IRC, enhancing both the showroom and reconditioning capacity. As China began to relax its “zero-COVID” policy at the end of 2022, most of the travel restrictions and quarantine requirements were lifted in December 2022. As a result of the policy shift, a significant portion of our business faced challenges in resuming normal operations due to the surges in COVID-19 cases in China. For instance, our Xi’an IRC’s operations were disrupted by COVID-19 countermeasures. Although a significant portion of our business faced challenges in resuming normal operations due to COVID-19 outbreaks in China during the fourth quarter of 2022 and the first quarter of 2023, since the epidemic prevention policies were lifted in China in December 2022, our sales has experienced a remarkable rebound, surpassing our pre-pandemic record levels. We will continue to monitor and evaluate its impact on our financial condition, results of operations, and cash flows for future periods. The global spread of COVID-19 pandemic has resulted in, and may intensify, global economic distress, and the extent to which it may affect our financial condition, results of operations, and cash flows will depend on future developments, which are highly uncertain and cannot be predicted. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry— Our business, operating results and financial condition have been and may continue to be adversely affected by the COVID-19 pandemic.”

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting China’s online used car transaction industry, we believe our results of operations are more directly affected by company specific factors, including the following:

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. From 2018 when we started to provide 2C online used car transaction services, we have witnessed significant growth in our business. However, as a result of our business transformation to an inventory-owning model since September 2020, the total number of used car transactions for fiscal year of 2021 and fiscal year of 2022 are not comparable. During the fiscal year ended March 31, 2023, our vehicle sales volume was 20,029, among which retail vehicle sales volume was 10,703 and wholesale vehicle sales volume was 9,326. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

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

Ability to enhance operational efficiency

Our results of operations are directly affected by our scale and operational efficiency. We have been relentlessly pursuing ways to optimizing our operating costs and expenses. To that end, our organizational structure has been upgraded according to the adjustment of our business model and all aspects of our business operations are undergoing refined management. “Spend where it matters most” has become our management philosophy. We have been improving our operational efficiency and targeting profitability in the mid to long term.

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

	For the Fiscal Years Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(Unaudited)
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	463,547	70.5	780,371	47.7	1,312,857	191,167	63.8
Wholesale vehicle sales	51,249	7.8	823,466	50.3	707,385	103,003	34.3
Commission revenue	41,939	6.4	—	—	—	—	—
Value-added service revenue	35,248	5.4	—	—	—	—	—
Others	65,425	9.9	32,279	2.0	38,999	5,679	1.9
Total revenues	657,408	100.0	1,636,116	100.0	2,059,241	299,849	100.0

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

Commission revenue and value-added revenue

Before we shifted to an “inventory-owning” model in September 2020, our business generated revenues from commission and value-added services. For each used car sold through our online used car business, we charge a commission fee equivalent to a certain percentage of final car sales price. The commission fee is for services provided through our platform in enabling consumers to buy the car of choice online from our nationwide selection of inspected and certified used cars, and fulfilling these online transactions, such as car delivery, title transfers and vehicle registration. We generate value-added service revenue from value-added service fee, which is charged for the additional services provided to consumers for their online used car purchase. For example, we help consumers select and apply for customized auto financing options, assist them purchasing suitable insurance policies, and provide well-rounded warranty programs.

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

Cost of Revenues

Cost of revenues primarily consists of salaries and benefits for personnel involved in car inspection and quality control, fulfillment costs related to logistics, title transfers and vehicle registration, cost of GPS tracking devices and cost of warranty services. Since we adopted the inventory-owning model in September 2020, we experienced material changes in our cost structure. The cost of revenues for the fiscal year of 2022 and 2023 included the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. We expect that our cost of revenues will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion.

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, traffic acquisition costs, brand advertising costs and outbound logistic expenses. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion and increases in transaction volumes.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits as well as share-based compensation for our management and administration employees performing general corporate functions, office rental expenses, and professional service fees. We expect that our general and administrative expenses will remain relatively stable in the foreseeable future primarily due to our continuous efforts in improving management efficiency.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for our research and development personnel and IT infrastructure services-related expenses. We expect our research and development expenses will remain relatively stable in the foreseeable future as our proprietary technology, including websites, mobile apps and various information technology systems to support our business, matures.

Provision for credit losses

Our provision for credit losses for the fiscal year ended March 31, 2021 primarily consists of impairment due to loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans and advances to sellers. After the adoption of ASC 326, the provision for contingent guarantee liabilities measured under the current expected credit losses model is also recorded under “provision for credit losses”. As of March 31, 2023, we have settled all of our guarantee liabilities associated with the historically-facilitated loans for financing partners and provision for loan recognized as a result of payment under the guarantee are fully provided. The provision for credit loss for the fiscal year ended March 31, 2023 mainly related to impairment due to the credit loss incurred from outstanding receivables, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in the fiscal years ended March 31, 2021, 2022 and 2023.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Fiscal Year Ended March 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(Unaudited)
	(in thousands, except for percentages)
Revenues（1）
Retail vehicle sales	463,547	70.5	780,371	47.7	1,312,857	191,167	63.8
Wholesale vehicle sales	51,249	7.8	823,466	50.3	707,385	103,003	34.3
Commission revenue	41,939	6.4	—	—	—	—	—
Value-added service revenue	35,248	5.4	—	—	—	—	—
Others	65,425	9.9	32,279	2.0	38,999	5,679	1.9
Total revenues	657,408	100.0	1,636,116	100.0	2,059,241	299,849	100.0
Cost of revenues（2）	(673,711)	(102.5)	(1,588,398)	(97.1)	(2,033,797)	(296,144)	(98.8)
Gross (loss)/profit	(16,303)	(2.5)	47,718	2.9	25,444	3,705	1.2
Operating expenses:
Sales and marketing（2）	(339,013)	(51.6)	(222,139)	(13.6)	(236,307)	(34,409)	(11.5)
Research and development（2）	(74,137)	(11.3)	(36,200)	(2.2)	(37,704)	(5,490)	(1.8)
General and administrative（2）	(277,925)	(42.3)	(151,024)	(9.2)	(164,505)	(23,954)	(8.0)
(Provision for)/reversal of credit losses, net	(91,593)	(13.9)	687	0.0	(13,844)	(2,016)	(0.7)
Total operating expenses	(782,668)	(119.1)	(408,676)	(25.0)	(452,360)	(65,869)	(22.0)
Other operating income, net	246,346	37.5	82,017	5.0	69,990	10,191	3.4
Loss from continuing operations	(552,625)	(84.1)	(278,941)	(17.0)	(356,926)	(51,973)	(17.3)
Interest income	45,140	6.9	3,660	0.2	603	88	0.0
Interest expense	(95,953)	(14.6)	(41,222)	(2.5)	(21,243)	(3,093)	(1.0)
Other income	15,672	2.4	5,227	0.3	17,088	2,488	0.8
Other expenses	(7,890)	(1.2)	(8,925)	(0.5)	(24,153)	(3,517)	(1.2)
Foreign exchange losses	(15,887)	(2.4)	(9,336)	(0.6)	(2,457)	(358)	(0.1)
Fair value impact of the issuance of senior convertible preferred shares	—	—	186,231	11.4	242,733	35,345	11.8
Losses from extinguishment of debt	—	—	—	—	(2,778)	(405)	(0.1)
Inducement charge of convertible notes	(121,056)	(18.4)	—	—	—	—	—
Loss from continuing operations before income tax expense	(732,599)	(111.4)	(143,306)	(8.8)	(147,133)	(21,425)	(7.1)
Income tax expense	(33)	0.0	(245)	0.0	(366)	(53)	0.0
Dividend from long-term investment	—	—	—	—	10,374	1,510	0.5
Equity in income/(loss) of affiliates, net of tax	15,657	2.4	328	0.0	(44)	(6)	0.0
Net loss from continuing operations, net of tax	(716,975)	(109.1)	(143,223)	(8.8)	(137,169)	(19,974)	(6.7)
Less: net loss attributable to non-controlling interests shareholders	(9)	0.0	—	—	(12)	(2)	0.0
Deemed dividend to preferred shareholders due to triggering of a down round feature （3）	—	—	—	—	(755,635)	(110,029)	(36.7)
Net loss from continuing operations, attributable to ordinary shareholders	(716,966)	(109.1)	(143,223)	(8.8)	(892,792)	(130,001)	(43.4)
Net loss per share for ordinary shareholders from continuing operations, basic（3）	(0.65)	—	(0.12)	—	(0.66)	(0.10)	—
Net loss per share for ordinary shareholders from continuing operations, diluted（3）	(0.65)	—	(2.07)	—	(0.66)	(0.10)	—

(1)
The presentation of revenue components changed in the fiscal year of 2021 to reflect the changes of our business model since September 2020. Please see “Item 4. Information on the Company—B. Business Overview” for more detailed discussion.
(2)
Share-based compensation in the amount of negative RMB19.1 million, RMB26.5 million and RMB47.3 million (US$6.9 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.
(3)
We entered into the 2022 Subscription Agreement with affiliates of an existing shareholder, NIO Capital, in June 2022, pursuant to which, NIO Capital has agreed to subscribe for 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of us, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding (the “Conversion Price Reduction”). According to US GAAP, we should have accounted for the impact of the Conversion Price Reduction upon the closing of the transactions contemplated under the 2022 Subscription Agreement in the financial information disclosed in our respective earnings releases for the quarters ended September 30, 2022 and December 31, 2022 (and year to date financial information reported therein). Accordingly, this table reflects financial information for the year, fully reflective of the accounting impact of the triggering of this down round feature. The accounting impact was non-cash and non-operating in nature and did not have any impact on our operating loss, assets or liabilities, or consolidated statements of cash flows. As a result of the triggered down round feature, an entry was made to debit accumulated deficit and credit additional paid-in capital in amount of RMB755.6 million as of September 30, 2022 and December 31, 2022, respectively. Additionally, and also as a result of triggering this same down round feature, a deemed dividend to preferred shareholders of RMB755.6 million was appropriated from net loss attributable to us for the three and six months ended September 30, 2022 and nine months ended December 31, 2022, and accordingly, basic and dilutive loss per share for three months and six months ended September 30, 2022 as previously announced in the earnings release for the second quarter of the fiscal year 2023 was adjusted from 0.04 and 0.00, respectively, to 0.60 and 0.60, respectively; basic and dilutive loss per share for nine months ended December 31, 2022 as previously announced in the earnings release for the third quarter of the fiscal year 2023 shall be adjusted from 0.02 to 0.59. The accounting for the down round feature did not have an impact on our consolidated results of operations, earnings per share, cash flows, equity movement for the fiscal year ended March 31, 2023 and balance sheet as of March 31, 2023.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Revenues

Total revenue. Our total revenues increased by 25.9% from RMB1,636.1 million in the fiscal year of 2022 to RMB2,059.2 million (US$299.8 million) in the fiscal year of 2023. Despite the impact of the COVID-19 pandemic through most of the year, total revenue increases which were driven by the growth of retail vehicle sales revenue while partially offset by the decrease of wholesale vehicle sales revenue.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,312.9 million (US$191.2 million) in the fiscal year of 2023, compared to RMB780.4 million in the fiscal year of 2022. Retail transaction volume was 10,703 units and all of them were sold from our own inventory. Therefore, the corresponding revenue was recognized on a gross basis. The increases were driven by the retail transaction volume growth as the Company further improved its market penetration through its Hefei and Xi’an IRCs, which expanded Uxin’s customer base and boosted retail vehicle sales.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB707.4 million (US$103.0 million) in the fiscal year of 2023, compared to RMB823.4 million in the fiscal year of 2022. Wholesale vehicle sales refer to vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels. As the Company is focusing on creating value for our customers through retail transactions, the Company expects that its wholesale transaction volume will gradually represent a lower portion of the Company’s total transaction volume.

Others. Our other revenues were RMB38.9 million (US$5.6 million) in the fiscal year of 2023, compared to RMB32.3 million in the fiscal year of 2022. The increase was mainly due to an increase in commission received from certain financing partners for referring them to our retail customers with financing needs.

Cost of revenues

Cost of revenues were RMB2,033.8 million (US$296.1 million) in the fiscal year of 2023, representing an increase of 28.0% from RMB1,588.4 million in the fiscal year of 2022, mainly due to an increase in cost for acquiring used vehicles to expand our inventory as our overall transaction volume increased.

Gross profit

Our total gross profit was RMB25.4 million (US$3.7 million) in the fiscal year of 2023, compared to RMB47.7 million in the fiscal year of 2022. Our gross profit margin decreased from 2.9% in the fiscal year of 2022 to 1.2% in the fiscal year of 2023. In order to better address dynamic customer preferences and improve inventory turnover, the Company re-assessed its pricing strategies during the fiscal year 2023 to accelerate the sales of vehicles with longer sales cycles caused by the COVID-induced disruptions throughout the year. The reassessed pricing decisions resulted in lower of cost or market reserve adjustments which decreased gross margin percentage from the comparable prior fiscal year.

Sales and marketing expenses

Our sales and marketing expenses increased by 6.4% from RMB222.1 million in the fiscal year of 2022 to RMB236.3 million (US$34.4 million) in the fiscal year of 2023. The increase was mainly due to growth of retail transaction volume which led to increased performance incentives for the sales teams, and vehicle transaction costs.

Research and development expenses

Our research and development expenses increased by 4.2% from RMB36.2 million in the fiscal year of 2022 to RMB37.7 million (US$5.5 million) in the fiscal year of 2023. The increase was mainly due to an increase in shared-based compensation for personnel performing research and development functions.

General and administrative expenses

Our general and administrative expenses increased by 8.9% from RMB151.0 million in the fiscal year of 2022 to RMB164.5 million (US$24.0 million) in the fiscal year of 2023. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions.

Provision for credit losses, net

Our provision for credit losses, net increased from a slight reversal of RMB0.7 million in the fiscal year of 2022 to RMB13.8 million (US$2.0 million) in the fiscal year of 2023. Our provision for credit losses, net primarily consists of impairment due to the credit loss incurred from outstanding deposits, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries as of March 31, 2023.

Other operating income, net

Our other operating income decreased from RMB82.0 million in the fiscal year of 2022 to RMB70.0 million (US$10.2 million) in the fiscal year of 2023. The decreases were mainly due to the reduction in liability waiver gain, which was recognized as we fulfilled our payment conditions under the operating payable waiver agreements we had entered into with several suppliers.

Interest income

We had interest income of RMB3.7 million in the fiscal year of 2022 and RMB0.6 million (US$88 thousand) in the fiscal year of 2023, respectively.

Interest expenses

We had interest expense of RMB41.2 million in the fiscal year of 2022 and RMB21.2 million (US$3.1 million) in the fiscal year of 2023, respectively. The decrease was mainly due to the reduction in interest payments under the 2024 Notes due to a supplemental agreement we entered into with affiliates of 58.com, Warburg Pincus, TPG and certain other investors in June 2021. Pursuant to the supplemental agreement, the interest term was modified and the 2024 Notes now bear no interest from the original issuance date.

Other income

Other income increased from RMB5.2 million in the fiscal year of 2022 to RMB17.1 million (US$2.5 million) in the fiscal year of 2023. The increases in other income were primarily attributable to an additional reimbursement payment from the depository bank, which was realized in connection with an investor relationship program and applicable performance indicators related to the ADS facility. We recorded reimbursement payments of nil and RMB 13.3million (US$2.0 million) as other income for the fiscal years ended March 31, 2022 and 2023, respectively.

Other expenses

Other expenses increased from RMB8.9 million in the fiscal year of 2022 to RMB24.2 million (US$3.5 million) in the fiscal year of 2023. The increases in other expenses were mainly due to increased COVID related business disruptions.

Foreign exchange losses

We had foreign exchange losses of RMB9.3 million in the fiscal year of 2022 and RMB2.5 million (US$0.4 million) in the fiscal year of 2023.

Fair value impact of the issuance of senior convertible preferred shares

Fair value impact of the issuance of senior convertible preferred shares was RMB242.7 million (US$35.3 million) in the fiscal year of 2023, compared to RMB186.2 million in the fiscal year of 2022, which was related to the fair value change of the warrants issued in relation to the senior convertible preferred shares. In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our senior convertible preferred shares. The first closing in the amount of US$100 million was completed for our issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million was completed for the issuance of 80,104,865 senior convertible preferred shares in November 2021. Another US$10 million and US$7.5 million of the second closing was completed in March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In January 2023, we entered into a definitive agreement with NIO Capital and Joy Capital to extend the expiration date of the aforesaid warrants from January 12, 2023 to January 12, 2024.

Losses from extinguishment of debt

We recorded losses from extinguishment of debt in the amount of RMB2.8 million (US$0.4 million) in the fiscal year of 2023, by issuing 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions.

Income tax expense

We had income tax expense of RMB366 thousand (US$53 thousand) in the fiscal year of 2023, compared to RMB245 thousand in the fiscal year of 2022.

Dividend from long-term investment

We had a dividend from long-term investment in the amount of RMB10.4 million (US$1.5 million) in the fiscal year of 2023 due to dividends from a PRC entity that we invested in.

Equity in income/(loss) of affiliates

Equity in income/(loss) of affiliates changed from an income of RMB328 thousand in the fiscal year of 2022 to a loss of RMB44 thousand in the fiscal year of 2023, which reflects a decline in investees'earnings.

Net loss from continuing operations, net of tax

As a result of the foregoing, our net loss from continuing operations decreased from RMB143.2 million in the fiscal year of 2022 to RMB137.2 million (US$20.0 million) in the fiscal year of 2023.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

For a detailed description of the comparison of our operating results for the fiscal year ended March 31, 2022 to the fiscal year ended March 31, 2021, see “Item 5.A. Operating Results — Results of Operations — Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021” of our annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Securities and Exchange Commission on August 1, 2022.

B.
Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB1,122.3 million, RMB845.0 million and RMB251.1 million (US$36.6 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Discussions of our cash flows and working capital in this Item 5.B. relate to both discontinued and continuing operations. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

•
In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.
•
In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each bears an interest rate of 6% and 6.5% per annum. The convertible notes became due and were paid in June 2019.
•
In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, or Redrock, TPG Growth III SF Pte. Ltd., or TPG, 58.com Holdings Inc., or 58.com, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue Uxin Holdings, Ltd. (the “2024 Notes”). The 2024 Notes will become due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the 2024 Notes equals US$1.03 and may be adjusted. The 2024 Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

On July 12, 2021, the 2024 Notes for a principal amount of US$69 million were converted into a total of 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining amount. In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions. The remaining amount of US$81.9 million has been recognized as debt against other noteholders.

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
•
In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions.
•
In August 2022, we issued 36,699,029 Class A ordinary shares to ClearVue at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) in exchange for the full release of our obligations to ClearVue under the ClearVue Notes.
•
In April 2023, we and NIO Capital entered into additional agreements regarding the settlement of then outstanding amount of US$81.6 million of the purchase price under the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) such outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$81.6 million of the outstanding purchase price and we and NIO Capital have reached an agreement regarding the outstanding purchase price of US$18.4 million pursuant to the definitive agreements we entered into with NIO Capital in June 2022, under which NIO Capital agreed to fulfil its payment obligations by December 31, 2023. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million.

•
As of March 31, 2023, we had an outstanding balance of RMB292.0 million (US$42.5 million) in long-term borrowings, with a fixed annual interest rate of 5.0%.
•
In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company. Alpha and Joy Capital are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).

As of March 31, 2023, we had RMB92.7 million (US$13.5 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and deposits placed with financial institutions that can be added to or withdrawn without limitation. We have been incurring losses from operations since our inception. We incurred net losses from continuing operations of RMB717.0 million, RMB143.2 million and RMB137.2 million (US$20.0 million) for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Accumulated deficit amounted to RMB15,910.0 million, RMB16,053.3 million and RMB16,946.1 million (US$2,467.5 million) as of March 31, 2021, 2022 and 2023, respectively. Net current liabilities amounted to RMB314.3 million, RMB424.3 million and RMB322.2 million (US$46.9 million) as of March 31, 2021, 2022 and 2023, respectively. For a detailed description of management actions to improve liquidity and cash position, please refer to actions disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry”.

As of March 31, 2023, 30.3% of our cash and cash equivalents were denominated in Renminbi and held in China, and the remaining cash and cash equivalents, denominated in U.S. dollars or Hong Kong dollars, were held outside China. Although we consolidated the results of the former VIEs and their subsidiaries, we only had access to the assets or earnings of the former VIEs and their subsidiaries through our historical contractual arrangements with the former VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Uxin Limited may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and
•
loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

For the fiscal year ended March 31, 2021, 2022 and 2023, Uxin Limited did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs. Our PRC subsidiaries received RMB12.0 million, RMB50.2 million and nil from the former VIEs for the fiscal years ended March 31, 2021, 2022 and 2023, respectively, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations. The former VIEs received RMB35.5 million, RMB66.8 million and nil from our PRC subsidiaries for the fiscal years ended March 31, 2021, 2022 and 2023, respectively, which include the repayment of aforementioned cash advances for daily operations 8. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for each of the fiscal years ended March 31, 2021, 2022 and 2023. There were no other transfers of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2021, 2022 and 2023. There were no other transfers of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2021, 2022 and 2023. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations

Relating to Foreign Exchange”, “Item 4. Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities,” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Years Ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(1,122,308)	(844,962)	(251,140)	(36,568)
Net cash generated from/(used in) investing activities	443,016	(16,769)	(32,032)	(4,664)
Net cash generated from financing activities	130,317	764,422	239,985	34,944
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(14,741)	(113)	221	32
Net decrease in cash, cash equivalents and restricted cash	(563,716)	(97,422)	(42,966)	(6,256)
Cash, cash equivalents and restricted cash at beginning of the period	797,435	233,719	136,297	19,846
Cash, cash equivalents and restricted cash at end of the period	233,719	136,297	93,331	13,590

Operating Activities

Net cash used in operating activities was RMB251.1 million (US$36.6 million) for the fiscal year ended March 31, 2023. In the fiscal year of 2023, the difference between our net cash used in operating activities and our net loss of RMB137.2 million (US$20.0 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB47.3 million (US$6.9 million), and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB242.7 million (US$35.3 million) and waiver of operating payables of RMB70.5 million (US$10.3 million). Changes in the working capital accounts mainly included a decrease of inventory of RMB327.1 million (US$47.6 million), a decrease of payables, accruals and other current liabilities of RMB204.8 million (US$29.8 million), a decrease in consideration payable to WeBank of RMB53.4 million (US$7.8 million). The decrease in inventory was primarily attributable to the new car market volatility in March 2023 which influence the used car market. To stimulate new car sales, some motor factories decreased their sales price which caused potential buyers to become more hesitant in purchasing used cars. The decrease in payables, accruals and other current liabilities and consideration payable to WeBank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

Net cash used in operating activities was RMB845.0 million for the fiscal year ended March 31, 2022. In the fiscal year of 2022, the difference between our net cash used in operating activities and our net loss RMB143.2 million mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB26.5 million, and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB186.2 million and waiver of operating payables of RMB73.7 million. Changes in the working capital accounts mainly included an increase of inventory of RMB372.1 million, a decrease of payables, accruals and other current liabilities of RMB266.9 million, a decrease in consideration payable to WeBank of RMB81.6 million, and partially offset by a decrease in loans recognized as a result of payments under guarantees of RMB148.7 million. The increase in inventory was primarily attributable to the expansion of business scale. The decrease in payables, accruals and other current liabilities and consideration payable to WeBank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank. The decrease in loans recognized as a result of payments under guarantees was mainly due to our collection of outstanding balance.

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

Investing Activities

Net cash used in investing activities was RMB32.0 million (US$4.7 million) for the fiscal year ended March 31, 2023, primarily attributable to purchase of property, equipment and software as we expanded our business.

Net cash used in investing activities was RMB16.8 million for the fiscal year ended March 31, 2022, primarily attributable to the purchase of property, equipment and software which was aligned with the expansion of our business scale.

Net cash generated from investing activities was RMB443.0 million for the fiscal year ended March 31, 2021, primarily attributable to proceeds received from our divestiture of 2B and salvage car business.

Financing Activities

Net cash generated from financing activities was RMB240.0 million (US$34.9 million) for the fiscal year ended March 31, 2023, primarily attributable to the proceeds from issuance of senior convertible preferred shares and proceeds from borrowings, partially offset by the repayments of borrowings and long-term debt.

Net cash generated from financing activities was RMB764.4 million for the fiscal year ended March 31, 2022, primarily attributable to the proceeds from issuance of senior convertible preferred shares and partially offset by the repayments of borrowings and long-term debt.

Net cash generated from financing activities was RMB130.3 million for the fiscal year ended March 31, 2021, primarily attributable to proceeds from issuance of Class A ordinary shares partially offset by repayment of borrowings.

Off-Balance Sheet Arrangements

We entered into a strategic partnership with Changfeng County Government of Hefei City (“Hefei”)on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning plant. We expect the investment to be approximately RMB2.5 billion (including the investment from us and Hefei). After the completion of the plant, we plan to lease the plant from Hefei and are obligated to pay the rentals for the plant after the right-of-use is transferred to us.

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

Material Cash Requirements

We made capital expenditures of RMB0.4 million, RMB18.7 million and RMB33.2 million (US$4.8 million) in the fiscal years ended March 31, 2021, 2022 and 2023, respectively. Our capital expenditures in the fiscal year ended March 31, 2023 were primarily related to procurement of equipment and expenditure regarding construction of IRC in Changfeng, Hefei. Our capital expenditures in the fiscal years ended March 31, 2021, 2022 and 2023 also included purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

We intend to fund our future capital expenditures with our existing cash balance and anticipated cash flows from operations and financing activities. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Our material cash requirements as of March 31, 2023 and any subsequent interim period primarily include consideration payable to WeBank, operating lease commitments and capital expenditures.

Consideration payable to WeBank primarily consist of our consideration payable to WeBank of RMB114.4 million to settle our historically facilitated loan’s remaining guarantee obligations with WeBank.

Our operating lease commitments primarily consist of our obligations under the lease agreements for our offices and IRCs.

Our capital expenditure is mainly related with the strategic partnership we entered into with Changfeng County Government of Hefei City on September 24, 2021 to jointly invest in and build a used car inspection and reconditioning center.

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2023.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

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

The Black-Scholes option pricing model is used to measure the fair value of warrant liabilities. The determination of the fair value is affected by the fair value of senior convertible preferred shares as well as assumptions regarding a number of complex and subjective variables, including risk-free interest rate, expected volatility, dividend yield, expected term, etc. The fair value of warrant liabilities was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions. The assumptions used in the determination of the fair value of warrant liabilities represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the fair value of warrant liabilities could be materially different for any period.

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

Provision for loan recognized as result of payment under the guarantee amounted to RMB10.3 million (US$1.5 million) are fully provided. Allowance for current expected credit losses is not a critical accounting estimates for the fiscal year 2023.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

Item 6.
Directors, Senior Management and Employees
A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	41	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	49	Director
Erhai Liu	55	Director
Cheng Lu	40	Independent Director
Rong Lu	52	Independent Director
John Zhuang Yang	68	Independent Director
Feng Lin	43	Chief Financial Officer
Zhitian Zhang	41	Chief Operating Officer
Wenbing Jing	42	Chief Strategy Officer

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

Dr. John Zhuang Yang has been serving as our director since July 2021. Dr. Yang has served as an independent director of New Oriental Education & Technology Group Inc. (NYSE: EDU and SEHK: 9901). Dr. Yang is currently a professor of Management at the National School of Development, Peking University. He also holds a tenured professorship at the Graduate School of Business at Fordham University in New York. Dr. Yang’s main research consists of organizational behavior and global leadership, with an extensive focus on China’s strategies for multinational companies and strategies for Chinese companies expanding globally. Dr. Yang earned his bachelor’s degree from the English Language and Literature Department of Peking University, a master’s degree in Sociology from Columbia University, an MPA in International and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a Ph.D. in Business Administration from Columbia University.

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

B.
Compensation

Compensation of Directors and Executive Officers

For the year ended March 31, 2023, we paid an aggregate of RMB3.0 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018 and November 2018 , for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. We increased the number of shares reserved for future awards under the plan as we amended such plan in November 2018. We refer to the 2018 Amended and Restated Share Incentive Plan, as amended, as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 102,040,053 Class A ordinary shares. As of July 31, 2023, 30,354,330 share options have been issued and outstanding under the Amended and Restated Plan. We also issued 4,021,590 restricted share units as of July 31, 2023.

On September 22, 2019, our board of directors approved a reduction in the exercise price for outstanding options previously granted by our company with an exercise price higher than $1.03 per ordinary share to $1.03 per ordinary share, provided that any participating option holder agrees to amend the number of shares subject to his or her option as determined by the plan administrator.

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

We have granted certain management restricted share units upon the satisfaction of certain market-based conditions, which are the achievement of specified fully diluted equity values, as determined based on our stock price. The aggregate number of restricted share units that may be potentially granted if such conditions are satisfied is 7% of all of the outstanding shares of our company as of the date that the conditions are satisfied. As of March 31, 2023, the conditions have not been satisfied and the underlying awards had not been vested.

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of July 31, 2023:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	(US$/Share) Exercise Price	Grant Date	Expiration Date
Rong Lu	*	—	Various dates from November 19, 2018 to June 30, 2023	August 20, 2028
Cheng Lu	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
John Zhuang Yang	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
Feng Lin	*	0.00003333 to 0.033	Various dates from August 19, 2019 to June 30, 2021	August 20, 2028
Zhitian Zhang	*	0.1 to 1.03	Various dates from March 26, 2013 to March 1, 2020	March 25, 2023 and August 20, 2028
Wenbing Jing	*	0.000001 to 0.0003	January 1, 2022 and June 16, 2023	August 20, 2028
Total	*

* Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of July 31, 2023, other grantees as a group held options to purchase 23,932,500 Class A ordinary shares of our company, with exercise prices ranging from US$0.0001 to US$1.03 per share.

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

Compensation Committee. Our compensation committee consists of John Zhuang Yang, Rong Lu and Cheng Lu. John Zhuang Yang is the chairperson of our compensation committee. We have determined that each of John Zhuang Yang, Rong Lu and Cheng Lu. John Zhuang Yang satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Cheng Lu, John Zhuang Yang and Rong Lu. Cheng Lu is the chairperson of our nominating and corporate governance committee. We have determined that each of Cheng Lu, John Zhuang Yang and Rong Lu satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Board Diversity

Board Diversity Matrix (As of July 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
D.
Employees

As of March 31, 2023, we had a total of 760 employees. We had a total of 693 employees as of March 31, 2021 and 814 employees as of March 31, 2022.

The following tables give breakdowns of our employees as of March 31, 2023 by function:

As of March 31, 2023
Functions:
Products and technology	93
Operations	47
Car supply and purchase related personnel	113
Car inspection and inventory related personnel	201
Sales and pre-sales customer service	127
Fulfillment and after-sales customer service	42
Finance and legal	59
Human Resources, Administration & Corporate Procurement	35
Corporate communication and marketing	31
Others	12
Total	760

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 31, 2023 by:

•
each of our directors and executive officers; and
•
each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 3,196,668,081 shares outstanding as of July 31, 2023 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), comprising of (i) 1,370,143,934 Class A ordinary shares, excluding 1,383,862 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, (ii) 40,809,861 Class B ordinary shares and (iii) 1,151,221,338 senior convertible preferred shares, which can be converted into 1,785,714,286 Class A ordinary shares at the currently applicable conversion price.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Senior Convertible Preferred Shares	Total Shares (on an as-converted basis)	% †	% of Aggregate Voting Power†
Directors and Executive Officers**:
Kun Dai(1)	14,764,090	40,809,861	—	55,573,951	1.7	11.9
Bin Li(2)	—	—	918,189,006	1,214,285,714	38.0	34.1
Erhai Liu(3)	—	—	437,286,192	754,532,666	22.1	19.9
Cheng Lu	*	—	—	*	*	*
Rong Lu	*	—	—	*	*	*
John Zhuang Yang	*	—	—	*	*	*
Feng Lin	*	—	—	*	*	*
Zhitian Zhang	*	—	—	*	*	*
Wenbing Jing	*	—	—	*	*	*
All Directors and Executive Officers in the aggregate	26,963,552	40,809,861	1,355,475,198	2,036,591,793	59.4	63.3
Principal Shareholders:
Xin Gao Group Limited(4)	—	40,809,861	—	40,809,861	1.3	11.5
NIO Capital Entities(2)	—	—	918,189,006	1,214,285,714	38.0	34.1
Astral Success Limited(3)	—	—	437,286,192	754,532,666	22.1	19.9
GIC Private Limited(5)	235,681,860	—	—	235,681,860	7.4	6.6

* Less than 1% of our total outstanding shares.

** Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Rong Lu and Mr. John Zhuang Yang’s business address is 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

† For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of (i) 3,196,668,081 shares outstanding as of July 31, 2023 (assuming all the outstanding senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price), and (ii) the number of ordinary shares underlying the share options or warrants held by such person or group that are exercisable within 60 days after the date of this annual report.

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

(1)
Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, and (ii) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Mr. Dai, among others, on May 27, 2021. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on in May 2021. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited, and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. BOCOM International Supreme Investment Limited pledged 14,764,090 Class A ordinary shares pursuant to a share charge in connection with certain subscription agreement entered into with certain note subscribers in November 2017. On September 2, 2020, one of the note subscribers issued a notice declaring that an event of default as defined under the subscription agreement had occurred and such note subscriber exercised its call option pursuant to the subscription agreement. As of the date of this annual report, BOCOM International Supreme Investment Limited was in discussion with such note subscriber on the details and mechanisms of the potential share transfer. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”
(2)
Represents 918,189,006 senior convertible preferred shares, comprising of (i) 889,059,964 senior convertible preferred shares held by Abundant Grace Investment Limited, which are convertible into 1,142,857,143 Class A ordinary shares at the currently applicable conversion price and (ii) 29,129,042 senior convertible preferred shares held by Abundant Glory Investment L.P., which are convertible into 71,428,571 Class A ordinary shares at the currently applicable conversion price. Assuming Alpha and Joy Capital have exercised all their warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company and considering the anti-dilution adjustment to the previously issued preferred shares of the Company, Mr. Bin Li or NIO Capital Entities is expected to beneficially own 3,719,912,473 Class A ordinary shares, representing 50.5% of the Company’s share capital on a fully diluted and as-converted basis. NBNW Investment Limited and Eve One Fund II L.P. comprise the owners of the majority of the voting interest of Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. NIO Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P., and Mr. Bin Li is one of the managers of NIO Capital II LLC. The registered offices of Abundant Grace Investment Limited and Abundant Glory Investment L.P. are at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of NIO Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The above is based on the Schedule 13D/A filed by Eve One Fund II L.P. on July 7, 2023.
(3)
Represents 437,286,192 senior convertible preferred shares, comprising of (i) 218,467,812 senior convertible preferred shares held by Astral Success Limited, which are convertible into 535,714,286 Class A ordinary shares at the currently applicable conversion price, and (ii) up to 218,818,380 senior convertible preferred shares that may be acquired upon exercise of the warrant by Astral Success Limited pursuant to the warrant agreement entered into with us on July 12, 2021, which was further amended on January 12, 2023 and June 30, 2023. The warrants held by Astra Success Limited are convertible into 218,818,380 Class A ordinary shares at the currently applicable conversion price. Assuming Alpha and Joy Capital have exercised all their warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company and considering the anti-dilution adjustment to the previously issued preferred shares of the Company, Mr. Erhai Liu or Astral Success Limited is expected to beneficially own 1,859,956,236 Class A ordinary shares, representing 25.3% of the Company’s share capital on a fully diluted and as-converted basis. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital GP, Ltd. Is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P. and Joy Capital GP, Ltd. Is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The above is based on the Schedule 13D/A filed by Joy Capital Opportunity, L.P. on July 7, 2023.
(4)
Represents 40,809,861 ordinary shares, all of which are directly held by Xin Gao Group Limited, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)
Represents 235,681,860 Class A ordinary shares beneficially owned by GIC Private Limited (“GIC”). GIC is a fund manager established under Singapore law with only two clients — the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC has the sole power to vote and power to dispose of the 199,446,270 securities beneficially owned by the GoS. GIC shares power to vote and dispose of 36,235,590 securities beneficially owned by it with MAS. The address of principal business office of GIC is 168 Robinson Road #37-01 Capital Tower Singapore 068912. The above is based on the Schedule 13G/A filed by GIC on February 9, 2023.

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

As of July 31, 2023, 1,371,527,796 of our ordinary shares and 1,151,221,338 of our senior convertible preferred shares were issued and outstanding. To our knowledge, a total of 1,114,008,789 Class A ordinary shares were held by five record holders in the United States, representing approximately 34.8% of our total outstanding ordinary shares, assuming the senior convertible preferred shares are converted into Class A ordinary shares at the currently applicable conversion price (including 1,383,862 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company. Alpha and Joy Capital are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS). Following the exercise of the aforesaid warrants (assuming all warrants are exercised) and considering the anti-dilution adjustment to the previously issued preferred shares of the Company, NIO Capital, Joy Capital and Alpha are expected to beneficially own 3,719,912,473, 1,859,956,236 and 261,810,806 Class A ordinary shares, respectively, representing 50.5%, 25.3% and 3.6%, respectively, of the Company’s share capital on a fully diluted and as-converted basis.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

During the Period, for so long as the Key Investors hold in aggregate no less than 30% of the aggregate principal amount of the 2024 Notes they hold on June 10, 2019, the Board shall maintain an executive committee (the “Executive Committee”) consisting of directors nominated by each of the Key Investors and the Founder, to oversee certain matters of our company.

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

Other Transactions with 58.com

In the fiscal years ended March 31, 2021, 2022 and 2023, 58.com provided advertising and other services to us at arm’s length in the amount of RMB89.8 million, nil and nil, respectively.

In the fiscal years ended March 31, 2021, 2022 and 2023, inventory leads sold to 58.com amounted to RMB10.9 million, RMB0.2 million and nil, respectively.

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions. These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change). The 58.com Notes were extinguished upon such issuance of shares.

Transactions with Weiche

In the fiscal year ended March 31, 2022, Weiche provided advertising services to us at arm’s length in the amount of RMB351 thousand.

Transactions with NIO Capital and Joy Capital

The second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively, pursuant to the financing transaction entered into among us, NIO Capital and Joy Capital in June 2021.

On January 12, 2023, we entered into an amendment agreement with NIO Capital and Joy Capital to extend the expiration date of certain warrants from January 12, 2023 to January 12, 2024, which entitled the warrants holders to subscribe to our convertible preferred shares of up to US$165 million.

Transaction with NIO Capital

On June 30, 2022, we entered into a definitive agreement, or the 2022 Subscription Agreement, with affiliates of an existing shareholder, NIO Capital, pursuant to which, NIO Capital has agreed to subscribe 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

On April 4, 2023, we and NIO Capital entered into certain additional agreements in connection with the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) the then outstanding purchase price of US$81.6 million under the 2022 Subscription Agreement was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this annual report, NIO Capital fulfilled its obligation in an aggregate amount of US$81.6 million. We and NIO Capital have reached an agreement regarding the outstanding purchase price of US$18.4 million as of the date of this annual report pursuant to the definitive agreements we entered into with NIO Capital in June 2022, under which NIO Capital agreed to fulfil its payment obligations by December 31, 2023.

Transaction with Joy Capital and Alpha

In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately), are entitled to, at their discretion, exercise the respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).

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

The first case, In re Uxin Limited Securities Litigation, Index No. 650427/2019 (Sup. Ct. N.Y. Cty.), consolidated six complaints filed in the Supreme Court of the State of New York in January 2019. A Consolidated Amended Complaint was filed on August 5, 2019, and on March 9, 2020, the Court granted in part and denied in part our motion to dismiss. The second case, Machniewicz v. Uxin Limited et al, Case No. 1:19-cv-00822 (E.D.N.Y.), was filed in the United States District Court for the Eastern District of New York on February 11, 2019. On April 23, 2021, we settled the two cases for a total sum of US$9.5 million approved by court, out of which US$6.5 million were covered by our insurance policy and we made a contribution for US$3.0 million. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We were named as a defendant in two putative shareholder class action lawsuits in the past that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

We are also subject to ongoing contractual disputes and other proceedings in the PRC and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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
Offer and Listing Details

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

Amended and Restated Certificate of Designation and Preferred Shares

We have issued senior convertible preferred shares on July 12, 2021, which originally had the rights, preferences, privileges and restrictions set out in the Certificate of Designation dated July 12, 2021 and approved by a resolution of our board of directors (the “Prior Certificate of Designation”). On the same day, we also issued warrants to purchase senior convertible preferred shares. We subsequently issued additional senior convertible preferred shares in November 2021, March 2022, and June and July 2022. On July 29, 2022, we approved, authorized and adopted an Amended and Restated Certificate of Designation (the “Amended and Restated Certificate of Designation”), which amended, restated, superseded and replaced in its entirety the Prior Certificate of Designation, to the intent and effect that all senior convertible preferred shares (including all senior convertible preferred shares then issued and outstanding) have the rights, preferences, privileges and restrictions set out in the Amended and Restated Certificate of Designation.

The following summarizes the key rights, preferences, privileges and restrictions on our senior convertible preferred shares:

Dividend

Each senior convertible preferred share has a par value of US$0.0001 per share and a stated value equal to US$0.3433 per share (with respect to each senior preferred share issued or issuable pursuant to the 2021 Subscription Agreement and/or upon the exercise of the warrants issued pursuant to the 2021 Subscription Agreement) or $0.14 per share (with respect to each senior preferred share issued or issuable pursuant to the 2022 Subscription Agreement). If we declare any dividend, the holders of senior convertible preferred shares shall be entitled to receive, on parity with each other holders and in preference to ordinary shares and/or other junior securities, dividends at the rate of 8% per annum of the applicable stated value.

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

Conversion

Each senior convertible preferred share shall be convertible, at any time at the option of the holder at its sole discretion, into that number of Class A ordinary shares or ADSs determined by dividing the applicable stated value of such senior convertible preferred share by the conversion price (the “Conversion Price”), which shall initially be the stated value and is subject to adjustments (including those as described in “Subsequent Equity Sales and Anti-Dilution Adjustments” below) from time to time.

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

Subsequent Equity Sales and Anti-Dilution Adjustments

If, at any time while any senior convertible preferred shares are outstanding, we or any of our subsidiaries, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any (a) ordinary shares, or (b) any rights, options or warrants to acquire ordinary shares and any depositary shares (including, without limitation, the ADSs), notes, debentures, preference shares or other equity securities or rights, which are ultimately convertible or exercisable into, or exchangeable for, ordinary shares (“Ordinary Share Equivalents”) entitling any person to acquire ordinary shares or ADSs at an effective price per share that is lower than the then applicable Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) of such senior convertible preferred share, then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance, the applicable Conversion Price for such senior convertible preferred shares shall be reduced to equal the Base Conversion Price, subject to certain exceptions.

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

In June 2022, we entered into a share subscription agreement, or the 2022 Subscription Agreement, with Abundance Grace Investment Limited, an affiliate of NIO Capital, in connection with another round of financing transaction.

Share Subscription Agreement. On June 30, 2022, we entered into a share subscription agreement with NIO Capital, or the 2022 Subscription Agreement, pursuant to which NIO Capital agreed to subscribe for 714,285,714 of our newly issued senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

Set forth below is a summary of certain other agreements in connection with the above transactions.

Amended and Restated Investors’ Rights Agreement. On July 27, 2022, we entered into an investors’ rights agreement with NIO Capital and Joy Capital, which amended and restated the investor’s rights agreement on July 12, 2021. Pursuant to the amended and restated investors’ rights agreement, NIO Capital and Joy Capital enjoy certain information rights, co-sale rights and rights of first refusal. In addition, they agreed to certain lock-up and transfer restrictions. During the lock-up period, upon the occurrence of certain events, the 40,809,861 Class B ordinary shares beneficially owned by Mr. Kun Dai will be automatically converted into an equal number of Class A ordinary shares.

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

Amendment Agreement. On January 12, 2023, we entered into an amendment agreement with Abundance Grace Investment Limited, an affiliate of NIO Capital, and Astral Success Limited, an affiliate of Joy Capital, to extend the expiration date of certain warrants issued in the share purchase agreement entered into in June 2021 from January 12, 2023 to January 12, 2024, which entitled the warrants holders to subscribe to our convertible preferred shares of up to US$165 million.

Supplementary Agreement. On April 4, 2023, we and NIO Capital entered into a Supplementary Agreement and certain other ancillary agreement, pursuant to which the payment method of purchase price payable under the 2022 Subscription Agreement is revised to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital. NIO Capital fulfilled its obligations to pay a portion of the remaining outstanding purchase price for its subscription of senior convertible preferred shares of us under the 2022 Subscription Agreement, based on further agreed-upon schedule.

Warrant Amendment. On June 30, 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired warrants from NIO Capital and Joy Capital which provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per ADS). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).

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

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the PRC and the United States (the “Treaty”), all as of the date hereof, any of which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, Medicare tax on certain net investment or any state, local and non-U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•
banks and other financial institutions;
•
insurance companies;
•
pension plans;
•
cooperatives;
•
regulated investment companies;
•
real estate investment trusts;
•
broker-dealers;

•
traders that elect to use a mark-to-market method of accounting;
•
certain former U.S. citizens or long-term residents;
•
tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•
persons who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•
persons that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•
persons that have a functional currency other than the U.S. dollar;
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

For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of our ADSs or Class A ordinary shares and:

•
a citizen or individual resident of the United States;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States, any state therein or the District of Columbia; or
•
an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

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

Passive Foreign Investment Company Consideration

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, and capital gains. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended March 31, 2023. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior Annual Reports on Form 20-F for, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend on the average value of our goodwill. If the value of our assets (including our goodwill) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owned our ADSs or Class A ordinary shares during any portion of that year, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs or Class A ordinary shares. U.S. Holders that owned our shares in 2019 are urged to consult their tax advisors regarding the potential application of the deemed sale election rules to their particular circumstances.

If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect regardless of whether we remain a PFIC on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder to the extent that it is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•
such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•
such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we become a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;
•
such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
•
an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our Class A ordinary shares, are traded on the NASDAQ Global Select Market, which is a qualified exchange for these purposes, and, consequently, we anticipate that our ADSs should qualify as being regularly traded, but no assurances are given in this regard. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not a

PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

There is no provision in the Code, Treasury regulations or other official guidance that would permit U.S. Holders to make a mark-to-market election for any lower-tier PFICs that we may own, the shares of which are not regularly traded. Therefore, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year of ours in which we pay a dividend or for the prior taxable year, the favorable tax rate described above with respect to “qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual report containing such information as the United States Treasury Department may require. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Dividends

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Considerations” below.

Any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distributions we pay will be reported by financial intermediaries to U.S. Holders as dividends. The amount of any dividend income paid in non-U.S. currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares, as applicable, on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Although the law in this regard is not entirely clear, since we do not expect our Class A ordinary shares will be listed on any securities market, we do not believe that Class A ordinary shares that are not represented by ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, in our Annual Report on Form 20-F for 2019, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. Each U.S. Holder should consult its tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares. Dividends received on the ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate) will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. The Internal Revenue Service recently released a notice allowing taxpayers to temporarily apply certain former or modified rules for claiming foreign tax credits for taxable years beginning on or after December 28, 2021, and ending on or before December 31, 2023 (which notice further states that the Internal Revenue Service and the Treasury Department are considering proposing amendments to the applicable Treasury regulations). If a U.S. Holder does not elect to claim a foreign tax credit, such holder may be able to instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Considerations” below.

.A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations.

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, if a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Pursuant to certain Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex, and as noted above under “—Dividends,” the Internal Revenue Service recently released a notice which may modify the application of the Treasury regulations discussed above. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the applicability of the notice, their eligibility for benefits under the Treaty, the Treaty’s resourcing rule, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of Class A ordinary shares or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

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

J.
Annual Report to Security Holders

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

As of March 31, 2023, we had RMB-denominated cash and cash equivalents and restricted cash RMB28.7 million, and U.S. dollar-denominated cash balances of US$9.4 million. Assuming we had converted RMB28.7 million into U.S. dollars at the exchange rate of RMB6.8676 for US$1.00 as of March 31, 2023, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$4.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$3.8 million instead. Assuming we had converted US$9.4 million into RMB at the exchange rate of RMB6.8676 for US$1.00 as of March 31, 2023, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB64.6 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB71.0 million instead.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In April 2022, we received approximately US$2.0 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs. We did not receive any reimbursement from the depositary after the ADS Ratio Change. Except for the accrued and unpaid amount prior to the date of the ADS Ratio Change, the depositary shall no longer pay any reimbursement to us after the ADS Ratio Change.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of March 31, 2023, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2023 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the fiscal year ended March 31, 2023, we determined that one material weakness (initially identified in connection with the audit for the years ended December 31, 2016 and 2017) remains unremediated at the end of fiscal year 2023. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

C. Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of March 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	In the Fiscal Year ended March 31, 2021	In the Fiscal Year ended March 31, 2022	In the Fiscal Year ended March 31, 2023
Audit fees(1)	US$818,096	US$1,381,856	US$1,295,940
All other fees(2)	—	—	—

(1)
“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In the fiscal year of 2021, 2022 and 2023, the audit refers to financial audit.
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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided letters to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year; (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan; (iii) shareholder approval is not required for 20% share issuance at a price that is less than the minimum price as required in Nasdaq Rule 5635(d); (iv) we are not required to maintain a majority independent board as required in Nasdaq Rule 5605(b)(1); (v) shareholder approval is not required for issuance or potential issuance of securities that will result in a change of control as required in Nasdaq Rule 5635(b); and (v) we are not required to ensure that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance.

We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). We also followed home country practice in connection with the transaction with NIO Capital and Joy Capital in June 2021, the transaction with NIO Capital in July 2022 and the adoption of our 2018 Second Amended and Restated Share Incentive Plan in November 2018 in each case without seeking shareholder approval. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq's requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq's requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors. In addition, we rely on home country practice so that our board of directors does not consist of a majority of independent directors.

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

Item 16I. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

On August 26, 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completed by the PCAOB in connection with our filing of our annual report on the Form 20-F for the fiscal year ended March 31, 2022. Our registered public accounting firm is headquartered in mainland China.

As of the date of this annual report and to our best knowledge:

(i)
none of our shares or the shares of our operating entities are owned by governmental entities in the PRC or the Cayman Islands;
(ii)
none of the governmental entities in the applicable foreign jurisdiction with respect to our registered public accounting firm have a controlling financial interest in us or any of our operating entities;
(iii)
none of the members of the board of directors of our company or the board of directors of our operating entities is an official of the Chinese Communist Party; and
(iv)
the currently effective Articles of Association of our company or equivalent organizing documents of our operating entities do not contain any charter of the Chinese Communist Party, including the text of any such articles or organizing documents.

We have not relied upon any legal opinions or third-party certifications, such as affidavits, as the basis for our disclosure under this Item 16.I.

Item 16J. Insider Trading Policies

Not applicable.

part iii

Item 17.
Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.
Financial Statements

The consolidated financial statements of Uxin Limited, its subsidiaries and the former VIEs, as applicable, are included at the end of this annual report.

Item 19.
Exhibits

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 1, 2018)

1.2

Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.3

Form of Warrant to Purchase Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.3 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.4

Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 27, 2022 (incorporated by reference to Exhibit 1.4 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3

Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

2.4

Shareholders Agreement, between the Registrant and other parties thereto dated as of January 2, 2018 (incorporated by reference to Exhibit 4.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

3.1

Description of the Registrant’s Securities (incorporated by reference to Exhibit 3.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.1

2018 Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3

Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4

English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5

English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6

English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7

English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8

English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9

English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10

English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11

English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12

English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13

English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kw Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14

English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15

English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16

English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no.

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

4.27†

Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.28†

Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.29†

Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.30†

Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†

Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Col, Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†

Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.33†

Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†

Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35

English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020 (incorporated by reference to Exhibit 4.40 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.36

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.41 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.37

Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.42 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.38

Share Subscription Agreement by and between the Registrant and GIC Private Limited dated October 5, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.39

Registration Rights Agreement by and between the Registrant and GIC Private Limited dated October 8, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.40

Share Subscription Agreement by and between the Registrant and Wells Capital Management, Inc. on behalf of Wells Fargo Emerging Markets Equity Fund, Emerging Markets Equity Fund, a series of 525 Market Street Fund, LLC and Emerging Markets Equity CIT dated October 5, 2020 (incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.41

Share Subscription Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated June 14, 2021 (incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.42

Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.43

Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holding Inc. dated July 12, 2021 (incorporated by reference to Exhibit 4.43 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.44

Registration Rights Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.45

Supplemental Agreement in connection with the Convertible Note Purchase Agreement and Convertible Promissory Notes by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited, ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited dated June 17, 2021 (incorporated by reference to Exhibit 4.45 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.46

Termination Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated July 12, 2021 (incorporated by reference to Exhibit 4.46 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.47

English Summary of Material Contract Terms of the Investment Cooperation Agreement between Changfeng County Government of Hefei City and Uxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (incorporated by reference to Exhibit 4.8 of the current report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on December 7, 2021)

4.48

English Translation of Termination Agreement among Youxinpai, Youxin Hulian and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.48 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.49

English Translation of Termination Agreement among Yougu, Yishouche and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.49 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.50†

Share Subscription Agreement between the Registrant and Abundant Grace Investment Limited on June 30, 2022 (incorporated by reference to Exhibit 4.50 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.51

Amended and Restated Investors' Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.51 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.52

Registration Rights Agreement by and among the Registrant and Abundant Grace Investment Limited dated July 27, 2022 (incorporated by reference to Exhibit 4.52 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.53†

Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.53 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.54†

Framework Agreement among the Registrant, 58.com and other parties dated July 18, 2022 (incorporated by reference to Exhibit 4.54 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.55

Note Conversion and Share Exchange Letter dated July 18, 2022 (incorporated by reference to Exhibit 4.55 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.56*	Amendment Agreement to the Warrant among the Registrant and Abundant Glory Investment L.P. dated January 12, 2023
4.57*	Amendment Agreement to the Warrant among the Registrant and Abundant Grace Investment Limited dated January 12, 2023
4.58*	Amendment Agreement to the Warrant among the Registrant and Astral Success Limited dated January 12, 2023
4.59*	Supplementary Agreement among the Registrant and Abundant Grace Investment Limited dated April 4, 2023
4.60*†	Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited by and among Uxin Limited, Astral Success Limited and Alpha Wealth Global Limited dated June 30, 2023

8.1*	List of Principal Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP
15.2*	Consent of Beijing DOCVIT Law Firm
15.3*	Consent of JunHe LLP
15.4**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document 140
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

† Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Uxin Limited

		By:	/s/ Kun Dai
			Name:	Kun Dai
			Title:	Chairman and Chief Executive Officer

Date:	August 14, 2023

UXIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of March 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended March 21, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the Company’s lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and the Securities and Exchange Commission reporting and compliance requirements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal year 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses since inception and incurred cash outflows from operating activities during the fiscal year ended March 31, 2023. In addition, the Company has an accumulated deficit and net current liabilities as of March 31, 2023. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also discussed below as a critical audit matter.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern assessment

As discussed in Note 1 management assessed the Company’s ability to meet its maturing obligations and working capital requirements and performed an evaluation of whether management’s business and financing plans would be sufficient to conclude the Company could continue as a going concern over the next twelve months. The Company’s plans include steps to improve cash flows from operations and to obtain additional capital, which include significant, subjective assumptions that are subject to uncertainty. These assumptions include: (i) achievement of an increase in gross margin on automobile sales, increasing demand for used cars, reduction of cost control and cash outflows from operations, and overall planned profit improvement over the next twelve months; (ii) management’s ability to satisfactorily complete lease negotiations with the lessor of the new inspection and reconditioning center in Hefei; (iii) renewal of existing the inventory-pledging and working capital loan facilities; and (iv) availability of financing from the exercise of warrants that is not already contractually committed at terms that are favorable to the Company and in amounts that are sufficient to meet the Company’s needs over the next twelve months. Management has concluded that these uncertainties cast substantial doubt on the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months, which would impact the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the Substantial Doubt about the Company’s Ability to Continue as a Going Concern section of our report.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are the significant estimations and judgments by management when developing its forecasted cash flows included in the going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s business and financing plans and forecasted cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to management’s going concern assessment, including the Company’s controls over the preparation of the business and financing plans and forecasted cash flows. These procedures also included, among others, (i) testing management’s process for developing business and financing plans and forecasted cash flows included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data, including lease and financing agreements, used in developing the forecasted cash flows; and (iii) evaluating the reasonableness of the estimations and judgements made by management in evaluating whether the business and financing plans will be effectively implemented.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

August 14, 2023

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2022	March 31, 2023
	RMB	RMB	US$
			(Note 2.7)

ASSETS

Current assets:
Cash and cash equivalents	128,021	92,713	13,500
Restricted cash	8,276	618	90
Accounts receivable, net	832	790	115
Inventory, net	426,257	110,893	16,147
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB324,371 and RMB10,337 as of March 31, 2022 and 2023, respectively	54,888	—	—
Other receivables, net of provision for credit losses of RMB30,251 and RMB26,541 as of March 31, 2022 and 2023, respectively	166,006	15,345	2,234
Forward contract assets	36	—	—
Prepaid expenses and other current assets	90,012	61,390	8,939

Total current assets	874,328	281,749	41,025

Non-current assets:
Property, equipment and software, net	34,531	63,725	9,279
Long-term investments	288,756	288,712	42,040
Other non-current assets	24,000	—	—
Right-of-use assets, net	29,584	84,461	12,298

Total non-current assets	376,871	436,898	63,617

Total assets	1,251,199	718,647	104,642

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2022	March 31, 2023
	RMB	RMB	US$
			(Note 2.7)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	92,534	80,668	11,746
Guarantee liabilities	179	—	—
Other payables and other current liabilities	674,333	344,502	50,163
Warrant liabilities	196,390	8	1
Short-term borrowing	—	20,000	2,912
Current portion of long-term borrowing	233,000	—	—
Current portion of long-term debt	102,206	158,736	23,114

Total current liabilities	1,298,642	603,914	87,936

Non-current liabilities
Consideration payable to WeBank	107,642	58,559	8,527
Operating lease liabilities	10,866	77,462	11,279
Long-term borrowing	—	291,950	42,511
Long-term debt	817,648	264,560	38,523

Total non-current liabilities	936,156	692,531	100,840

Total liabilities	2,234,798	1,296,445	188,776

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2022	March 31, 2023
	RMB	RMB	US$
			(Note 2.7)

Commitments

Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, 1,000,000,000 and 1,720,000,000 shares authorized as of March 31, 2022 and 2023, respectively; 400,524,323 and 1,151,221,338 shares issued and outstanding as of March 31, 2022 and 2023, respectively)	526,484	1,245,721	181,391
Subscription receivable from shareholders	—	(550,074)	(80,097)

Total Mezzanine equity	526,484	695,647	101,294

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 9,000,000,000 and 8,280,000,000 shares authorized as of March 31, 2022 and 2023, respectively; 1,146,044,859 Class A ordinary shares and 1,370,016,554 Class A ordinary shares issued and outstanding as of March 31, 2022 and 2023, respectively; 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2022 and 2023)	782	806	117
Additional paid-in capital	14,254,109	15,451,803	2,249,957
Accumulated other comprehensive income	288,461	220,185	32,061
Accumulated deficit	(16,053,272)	(16,946,064)	(2,467,538)

Total UXIN LIMITED shareholders’ deficit	(1,509,920)	(1,273,270)	(185,403)
Non-controlling interests	(163)	(175)	(25)
Total shareholders’ deficit	(1,510,083)	(1,273,445)	(185,428)

Total liabilities, mezzanine equity and shareholders’ deficit	1,251,199	718,647	104,642

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)
Revenues:
Retail vehicle sales	463,547	780,371	1,312,857	191,167
Wholesale vehicle sales	51,249	823,466	707,385	103,003
Commission revenue	41,939	—	—	—
Value-added service revenue	35,248	—	—	—
Others	65,425	32,279	38,999	5,679
Total Revenues	657,408	1,636,116	2,059,241	299,849

Cost of revenues	(673,711)	(1,588,398)	(2,033,797)	(296,144)
Gross (loss)/profit	(16,303)	47,718	25,444	3,705

Operating expenses:
Sales and marketing	(339,013)	(222,139)	(236,307)	(34,409)
Research and development	(74,137)	(36,200)	(37,704)	(5,490)
General and administrative	(277,925)	(151,024)	(164,505)	(23,954)
(Provision for)/reversal of credit losses, net	(91,593)	687	(13,844)	(2,016)
Total operating expenses	(782,668)	(408,676)	(452,360)	(65,869)

Other operating income, net	246,346	82,017	69,990	10,191

Loss from continuing operations	(552,625)	(278,941)	(356,926)	(51,973)

Interest income	45,140	3,660	603	88
Interest expenses	(95,953)	(41,222)	(21,243)	(3,093)
Other income	15,672	5,227	17,088	2,488
Other expenses	(7,890)	(8,925)	(24,153)	(3,517)
Foreign exchange losses	(15,887)	(9,336)	(2,457)	(358)
Fair value impact of the issuance of senior convertible preferred shares	—	186,231	242,733	35,345
Losses from extinguishment of debt	—	—	(2,778)	(405)
Inducement charge of convertible notes	(121,056)	—	—	—
Loss from continuing operations before income tax expense	(732,599)	(143,306)	(147,133)	(21,425)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)

Income tax expense	(33)	(245)	(366)	(53)
Dividend from long-term investment	—	—	10,374	1,510
Equity in income/(loss) of affiliates, net of tax	15,657	328	(44)	(6)
Net loss from continuing operations	(716,975)	(143,223)	(137,169)	(19,974)

Less: net loss attributable to non-controlling interests shareholders	(9)	—	(12)	(2)
Net loss from continuing operations, attributable to UXIN LIMITED	(716,966)	(143,223)	(137,157)	(19,972)

Deemed dividend to preferred shareholders due to triggering of a down round feature	—	—	(755,635)	(110,029)
Net loss from continuing operations, attributable to ordinary shares	(716,966)	(143,223)	(892,792)	(130,001)

Discontinued operations
Net income from discontinued operations, net of tax	295,744	—	—	—
Net income from discontinued operations	295,744	—	—	—
Net income from discontinued operations attributable to UXIN LIMITED	295,744	—	—	—

Net loss	(421,231)	(143,223)	(137,169)	(19,974)
Less: net loss attributable to non-controlling interests shareholders	(9)	—	(12)	(2)
Net loss attributable to UXIN LIMITED	(421,222)	(143,223)	(137,157)	(19,972)

Deemed dividend to preferred shareholders due to triggering of a down round feature	—	—	(755,635)	(110,029)
Net loss attributable to ordinary shareholders	(421,222)	(143,223)	(892,792)	(130,001)

Net loss	(421,231)	(143,223)	(137,169)	(19,974)
Other comprehensive income/(loss)
Foreign currency translation, net of nil tax	110,983	70,714	(68,276)	(9,942)

Total comprehensive loss	(310,248)	(72,509)	(205,445)	(29,916)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(9)	—	(12)	(2)
Total comprehensive loss attributable to UXIN LIMITED	(310,239)	(72,509)	(205,433)	(29,914)

Net loss from continuing operations, attributable to ordinary shareholders	(716,966)	(143,223)	(892,792)	(130,001)
Net income from discontinued operations, attributable to ordinary shareholders	295,744	—	—	—
Net loss attributable to ordinary shareholders	(421,222)	(143,223)	(892,792)	(130,001)

Weighted average shares outstanding – basic	1,100,650,208	1,168,419,750	1,344,536,565	1,344,536,565
Weighted average shares outstanding – diluted	1,330,913,033	1,354,506,021	1,344,536,565	1,344,536,565

Net (loss)/income per share for ordinary shareholders, basic
Continuing operations	(0.65)	(0.12)	(0.66)	(0.10)
Discontinued operations	0.27	—	—	—

Net (loss)/income per share for ordinary shareholders, diluted
Continuing operations	(0.65)	(2.07)	(0.66)	(0.10)
Discontinued operations	0.22	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share			Accumulated		Total UXIN
	(US $0.0001 par value)			other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	deficit	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2020	887,667,457	581	13,036,989	106,764	(15,488,827)	(2,344,493)	(154)	(2,344,647)
Foreign currency translation adjustments	—	—	—	110,983	—	110,983	—	110,983
Net loss	—	—	—	—	(421,222)	(421,222)	(9)	(421,231)
Issuance of ordinary shares due to exercise of the share options	3,791,290	2	1,909	—	—	1,911	—	1,911
Issuance of Class A ordinary shares (Note 19)	84,692,839	57	169,442	—	—	169,499	—	169,499
Share-based compensation	—	—	(19,122)	—	—	(19,122)	—	(19,122)
Conversion of convertible notes	136,279,973	93	506,659	—	—	506,752	—	506,752
Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)

Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)
Foreign currency translation adjustments	—	—	—	70,714	—	70,714	—	70,714
Net loss	—	—	—	—	(143,223)	(143,223)	—	(143,223)
Issuance of ordinary shares due to exercise of the share options	7,432,870	6	15,707	—	—	15,713	—	15,713
Share-based compensation	—	—	26,534	—	—	26,534	—	26,534
Debt restructuring gain from equity holders of the Company (Note 13)	—	—	61,018	—	—	61,018	—	61,018
Contribution from a shareholder due to the Restructuring (Note 2.3)	—	—	8,000	—	—	8,000	—	8,000
Conversion of convertible notes (Note 13)	66,990,291	43	446,973	—	—	447,016	—	447,016
Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share			Accumulated		Total UXIN
	(US $0.0001 par value)			other		LIMITED	Non-	Total
	Number of		Additional paid-in	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	deficit	deficit	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)
Foreign currency translation adjustments	—	—	—	(68,276)	—	(68,276)	—	(68,276)
Net loss	—	—	—	—	(137,157)	(137,157)	(12)	(137,169)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 18)	—	—	755,635	—	(755,635)	—	—	—
Issuance of ordinary shares due to exercise of the share options	3,777,520	2	41	—	—	43	—	43
Share-based compensation	—	—	47,313	—	—	47,313	—	47,313
Issuance of ordinary shares to 58.com Holdings Inc. and ClearVue Uxin Holdings, Ltd. (“ClearVue”) (Note 13)	220,194,175	22	394,705	—	—	394,727	—	394,727
Balance as of March 31, 2023	1,410,826,415	806	15,451,803	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)

Cash flows from operating activities:
Net loss (continuing and discontinued operations)	(421,231)	(143,223)	(137,169)	(19,974)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	(19,122)	26,534	47,313	6,890
Depreciation and amortization of property, equipment and software	46,391	14,265	13,355	1,945
Amortization of intangible assets	111	27	—	—
Amortization of right-of-use assets	10,950	15,373	17,489	2,547
Loss/(gains) from disposal of property, equipment and software	6,568	(1,494)	670	98
Equity in (income)/loss of affiliates	(15,657)	(328)	44	6
Inventory valuation adjustments	16,279	14,223	(12,003)	(1,748)
Provision for/(reversal of) credit losses	91,593	(687)	13,844	2,016
Guarantee income	(207,825)	(126)	(46)	(7)
Discounting impact of non-current consideration payables	(30,898)	11,986	8,486	1,236
Fair value impact of the issuance of senior convertible preferred shares (Note 13, 18)	—	(186,231)	(242,733)	(35,345)
Gains from waiver of operating payables (Note 14)	—	(73,747)	(70,500)	(10,266)
Losses from extinguishment of debt	—	—	2,778	405
Goodwill impairment	9,541	—	—	—
Impairment of net assets transferred	420,000	—	—	—
Transaction gain from divestiture transactions, net (Note 3)	(721,211)	—	—	—
Inducement charge of convertible notes	121,056	—	—	—

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	48,250	51,824	28,268	4,116
Amounts due from related parties	36,664	3,817	—	—
Amounts due to related parties	69,434	—	—	—
Loans recognized as a result of payments under guarantees	134,380	148,708	14,330	2,087
Advance to sellers	83,537	—	—	—
Financial lease receivables	8,510	10	—	—
Inventory	(75,552)	(372,120)	327,083	47,627
Payables, accruals and other current liabilities net of discounting impact	(354,669)	(266,922)	(204,786)	(29,819)
Deposit of interests from consumers and payable to financing partners	(18,032)	—	—	—
Deferred revenue	(27,052)	(5,247)	(4,140)	(603)
Consideration payable to WeBank, net of discounting impact	(334,323)	(81,604)	(53,423)	(7,779)

Net cash used in operating activities	(1,122,308)	(844,962)	(251,140)	(36,568)

Cash flows from investing activities:
Proceeds from disposal of property, equipment and software	13,357	1,885	494	72
Purchase of property, equipment and software	(413)	(18,654)	(33,196)	(4,834)
Proceeds from disposal of subsidiaries	130,000	—	670	98
Proceeds from disposal of 2B business	300,072	—	—	—

Net cash generated from/(used in) investing activities	443,016	(16,769)	(32,032)	(4,664)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)

Cash flows from financing activities:
Proceeds from borrowings	—	—	313,000	45,576
Repayment of borrowings	(41,094)	(79,560)	(234,050)	(34,080)
Repayment of long-term debt	—	(58,956)	(51,882)	(7,555)
Proceeds from exercise of share options	1,912	15,713	42	6
Proceeds from issuance of Class A ordinary shares	169,499	—	—	—
Proceeds from the issuance of senior convertible preferred shares in conjunction with warrants	—	887,225	212,875	30,997

Net cash generated from financing activities	130,317	764,422	239,985	34,944

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(14,741)	(113)	221	32

Net decrease in cash, cash equivalents and restricted cash	(563,716)	(97,422)	(42,966)	(6,256)

Cash, cash equivalents and restricted cash at beginning of the period	797,435	233,719	136,297	19,846
Cash, cash equivalents and restricted cash at end of the period	233,719	136,297	93,331	13,590

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2.7)

Supplemental disclosure of cash flow information
- Cash paid for income tax	22	179	222	32
- Cash paid for interest (Note 9)	19,717	5,111	58,945	8,583

Supplemental schedule of non-cash investing and financing activities
- Unreceived disposal consideration	129,307	—	—	—
- Net settlement of long-term debt with unreceived disposal consideration (Note 5)	—	45,350	—	—
- Conversion of long-term debt into Class A ordinary shares (Note 13)	—	—	511,318	74,454

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries and the former variable interest entities (“VIEs”). The Company, its subsidiaries and the former consolidated VIEs are collectively referred to as the “Group”.

The Company was incorporated under the laws of the Cayman Islands as an exempted limited liability company on December 8, 2011. The Company serves as an investment holding company and currently has no operations of its own.

The Group’s principal operations and geographic market is in the People’s Republic of China (“PRC”). In order to devote all resources towards developing and scaling up its online used car business and to relieve its future growth from additional guarantee obligations or credit risks, the Group made a series of strategic divestiture transactions (the “Divestiture Transactions”) that occurred during 2019 and subsequent period in 2020. Since September 2020, the Group has shifted to an “inventory-owning” model where the Group sells its own inventory of used vehicles. Prior to these Divestiture Transactions, as disclosed in the below paragraphs, the Group was primarily engaged in operating used car e-commerce platforms through its mobile applications (Uxin Used Car / Uxin Auction) and websites (www.xin.com / www.youxinpai.com), facilitating used car transaction services (2B / 2C) and facilitating financing solutions offered by third-party financing partners to buyers for their used car purchases (2C).

China’s used car market follows clear seasonal patterns where the fourth quarter is typically the peak season and the first quarter is typically slower due to the Chinese New Year Holiday. The Company decided to change its fiscal year end from December 31 to March 31, effective April 1, 2020, in order to focus on strategic planning for each new fiscal year during the off peak first quarter.

Divestiture Transactions

On March 24, 2020, the Company entered into definitive agreements with 58.com and its affiliates (“58.com”) to sell its 2B online used car auction business in exchange for a total gross consideration of US$105 million (equivalent to RMB740.3 million). The transaction contemplated under the definitive agreements was closed in April 2020.

On July 12, 2019 and September 30, 2019, the Company entered into binding term sheet and definitive agreements, respectively, with Golden Pacer relating to the divestiture of its entire 2C intra-regional business and loan facilitation related service. On April 23, 2020, the Company entered into supplemental agreements with Golden Pacer to modify and supplement certain terms and conditions in connection with the divestiture. Pursuant to the series of agreements, the Company has divested its entire 2C intra-regional business to Golden Pacer and ceased to provide loan facilitation related guarantees starting from the three months ended December 31, 2019. The transaction contemplated under the definitive and supplemental agreements was closed on April 23, 2020.

After the Divestiture Transactions, the Group primarily operated its cross-regional online used car transaction business (2C). Since September 2020, the Group started to shift to the “inventory-owning” model where the Group sells its own inventory of used vehicles, and this model has been further updated since March 2021 when the Group started to acquire used vehicles directly from individuals.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of March 31, 2023, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect equity ownership	Principal activities

Youxin (Ningbo) Information Technology Co., Ltd.	Ningbo	July 15, 2020	100%	Vehicle sales
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	Hefei	September 8, 2021	100%	Vehicle sales
Youche (Hainan) Information Technology Co., Ltd.	Hainan	November 30, 2021	100%	Vehicle sales
Hefei Youquan Information Technology Co., Ltd.	Hefei	December 13, 2021	100%	Vehicle sales
Youfang (Beijing) Information Technology Co., Ltd.	BeiJing	March 25, 2016	100%	Vehicle sales
Youtang (Shaanxi) Information Technology Co., Ltd.	Xi’an	May 12, 2022	100%	Vehicle sales

Variable interest entities

In order to comply with PRC regulatory requirements restricting foreign ownership of internet information services under value-added telecommunications services and certain other businesses in China, the Company used to operate online platforms that provided internet information services and engaged in other foreign-ownership-restricted businesses through certain PRC domestic companies, whose equity interests were held by certain management members of the Company (“Nominee Shareholders”). The Company obtained control, as determined under US GAAP, over these PRC domestic companies (“former VIEs”) by entering into a series of contractual arrangements, including exclusive options agreements, power of attorney, exclusive business cooperation agreements (which includes arrangements which provide for services to these domestic companies), equity pledge agreements and loan agreements, with these PRC domestic companies and their respective Nominee Shareholders. Historically, we, through Yougu (Shanghai) Information Technology Co., Ltd. and Youxinpai (Beijing) Information Technology Co., Ltd., had a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until the Company conducted a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which have become the Company’s wholly-owned subsidiaries, effective from March 31, 2022 (“Restructuring”). As a result of these historical contractual arrangements, we were able to direct the activities of and derive the economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs, and we have consolidated the financial results of these companies in our consolidated financial statements (through the date of our Restructuring) in accordance with U.S. GAAP. Neither Uxin Limited nor its investors have had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. After the Restructuring, we continue to consolidate the financial results of these companies in our consolidated financial statements as they have become our wholly owned subsidiaries.

Prior to the Divestiture Transactions, the Group primarily operated 2B and 2C online platforms through one of the former VIEs, Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) via the contractual agreements. In January 2015, the MIIT eliminated the restrictions on foreign ownership in the SHFTZ Notice for enterprises in the Shanghai Pilot Free Trade Zone that provide online data processing and transaction processing services (operating E-commerce) under value-added telecommunications services. Certain eligible WFOEs and subsidiaries of WFOEs of the Company applied for and obtained the VATS Licenses to operate the 2B and 2C online platforms since 2015 and 2016 and through the Divestiture Transactions. After the Divestiture Transactions, the current business, mainly including the retail and wholesale business, is operated by the Company’s subsidiaries.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Pursuant to the Restructuring, the wholly owned subsidiaries that previously had contractual arrangements with the former VIEs and their respective shareholders purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to exercise effective control over the former VIEs, receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs, were effectively terminated on March 31, 2022.

Liquidity

The Company has incurred net losses since inception and, as of March 31, 2023, had an accumulated deficit in the amount of approximately RMB16.9 billion. The Company’s current liabilities exceeded its current assets by approximately RMB322.2 million as of March 31, 2023. The Company’s cash balance as of March 31,2023 was approximately RMB92.7 million, and its operating cash outflow during the fiscal year ended March 31, 2023 was approximately RMB251.1 million. Accordingly, management assessed the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months. This assessment included an evaluation of whether management’s business and financing plans would be sufficient to conclude the Company could continue as a going concern.

The Company’s plans include steps to improve cash flows from operations and to obtain additional capital from external investors and other parties. A summary of those plans includes:

Improvement in cash flows from operations:

•
An increase in the gross margin on automobile sales, which management believes should improve after increasing demand following the lifting of COVID restrictions in mainland China.

•
Optimizing the cost structure of the Company to reduce expenses, and to reduce cash outflows including those related to future lease payments through ongoing negotiations with the lessor of the new inspection and reconditioning center (“IRC”) in Hefei.

Additional financing:

•
As of March 31, 2023, the Company was entitled to a consideration receivable of US$81.6 million due from NIO Capital for the subscription of its senior convertible preferred shares. Pursuant to additional agreements entered into in April 2023, US$61.6 million out of this consideration receivable was offset with the Company’s long-term debt of US$61.6 million owed to NIO Capital and US$1.6 million was received in cash in April 2023. The remaining consideration receivable of US$18.4 million, pursuant to these additional agreements, is due to be received from NIO Capital no later than December 31, 2023.

•
Pursuant to assignment and amendment agreements dated June 30, 2023, Alpha Wealth Global Limited (“Alpha”) acquired from NIO Capital and Joy Capital the warrant right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share (equivalent to US$1.37 per American depositary shares (“ADS”)). Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled , at their discretion, to exercise the respective warrants in full to subscribe for an aggregate amount of US$21,964,754 of the Company’s senior convertible preferred shares no later than September 30, 2023. With respect to the warrants that are not exercised by September 30, 2023, the amendment agreement may be terminated, and the exercise price for such warrants will resume to US$0.3433 per share (equivalent to US$10.3 per ADS).

•
The Company has completed, or plans to complete, financing transactions with banks as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(i)
In March 2023, the Company obtained inventory-pledging facilities with two reputable banks in the PRC pursuant to which the banks will finance the Company’s future purchases of used car inventories, up to an aggregate amount of RMB250 million (equivalent to approximately US $36.4 million).

(ii)
On June 28, 2023, the Company entered into a supplemental agreement with WeBank to extend the repayment of RMB30 million (equivalent to approximately US $4.4 million) that was due on June 30, 2023. Pursuant to the agreement, the repayment will be divided into 6 monthly instalments of RMB5 million (equivalent to approximately US$0.7 million) from June 2023 to November 2023;

(iii)
The Company plans to seek renewal of its working capital facility (RMB50 million, equivalent to approximately US$7.3 million) when it becomes due in November 2023.

The Company’s plans include significant, subjective assumptions that are subject to uncertainty. These assumptions include increasing demand for used cars over the next twelve months, renewing the inventory-pledging and working capital facilities and achieving the planned profit improvement, as well as management’s ability to satisfactorily negotiate final lease terms (relating to the Hefei IRC) that help facilitate the Company’s intention to reduce costs and reduce cash outflows from operations. In addition, financing from the exercise of warrants that is not already contractually committed may not be available at terms that are favourable to the Company, or in amounts that are not sufficient to meet the Company’s needs over the next twelve months.

Management has concluded that these uncertainties cast substantial doubt on the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months, which would impact the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

Divestiture of 2B business

March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction contemplated under the definitive agreements was closed in April 2020 (Note 3). Results of operations related to discontinued operations have been recorded in “loss from discontinued operations” in the Consolidated Statements of Comprehensive Loss.

2.3 Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and the former VIEs for which the Company is the primary beneficiary.

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

All transactions and balances among the Company, its subsidiaries, and the former VIEs have been eliminated upon consolidation.

2.4 Use of estimates

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

Financial instruments of the Company primarily are comprised of cash and cash equivalents, accounts receivable, loans recognized as a result of payments under guarantees, current portion of long-term borrowings, accounts payable, guarantee liabilities, warrant liabilities and forward contracts. As of March 31, 2022 and 2023, except for warrant liabilities and forward contracts which are measured at fair value, the carrying values approximated the fair values of these instruments because of their generally short maturities. The warrant liabilities and forward contracts were recorded at the fair value at the inception date and classified as a Level 3 measurement.

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

2.7 Convenience translation

Translations of Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the fiscal year ended March 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8676 on March 31, 2023 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2023, or at any other rate.

2.8 Cash and cash equivalents

Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amount of cash and with original maturities from the date of purchase of generally three months or less.

2.9 Restricted cash

As of March 31, 2022 and 2023, restricted cash primarily represents cash reserved in relation to certain litigations.

2.10 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB426.3 million and RMB110.9 million as of March 31, 2022 and 2023, respectively. Total amount of inventory write-downs recorded for used vehicles were RMB4.7 million, RMB14.2 million and RMB30.2 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

2.11 Guarantee liabilities

Before the three months ended December 31, 2019, the third-party financing partners offered financing solutions to the buyers (the “Borrowers”) and the Company was required to provide a guarantee in the event of Borrower default. The balances as of March 31, 2022 represent the Company’s remaining guarantee obligations in relation to the historically facilitated loans.

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

2.13 Long-term investments

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

The Company also holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. No impairment of long-term investments was recognized for the fiscal years ended March 31, 2021, 2022 and 2023.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired. Based on ASU 2016-01, the Company will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). For equity investments without readily determinable fair value for which the Company has elected to use the measurement alternative, at each reporting period, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgement in considering various factors and events including a) adverse performance of investees, credit rating, asset quality, or business prospects of the investee; b) adverse industry developments affecting investees; and c) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

2.14 Impairment of long-lived assets

Long-lived assets including property, equipment and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the fiscal years ended March 31, 2021, 2022 and 2023.

2.15 Revenue recognition

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To achieve that core principle, an entity should apply five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Company considered appropriate methods to allocate the transaction price to each performance obligations, based on the relative standalone selling prices of the services provided. In estimating the standalone selling price for the services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers standalone selling prices of similar services. Revenue is recognized upon transfer of control of these promised services to a customer.

The Group, from time to time, provides incentives to consumers. These incentives are given in the form of discount coupon to consumers. As these incentives were provided without any distinct good or service in return, these incentives have been recorded as reduction of revenue, pursuant to the guidance under ASC 606.

Revenue is recorded net off cash incentives and value-added-tax.

Online used car transaction services (formerly known as “2C cross-regional business”)

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

3. Mortgage service:

- Uxin assists in mortgage registration process if needed

- Uxin assists on the purchase of insurance policy offered by insurance company

-
Warranty and repair service: is provided for selected cars sold with Uxin’s certificate program to provide certain warranty service, including one-year or 20,000-kilometer warranty covering repair of 15 major structural components.

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

Vehicle sales business since September 2020

Retail vehicle sales business

The Company sells used vehicles directly to its customers through its e-commerce platform (www.xin.com). The Company procures used cars by analyzing the extensive user behavioral, used car and transactional data aggregated on its platform over the years. This enables the Company to selectively build its inventory of used cars with value-for-money performance and have greater flexibility in offering more competitive pricing to individual consumer (the “Consumer”).

The prices of used vehicles are set forth in the customer contracts at stand-alone selling prices which are agreed upon prior to delivery. The Company satisfies its performance obligation for used vehicles sales when the Consumer obtains control of the underlying vehicles. The Company receives payment for used vehicle sales directly from the Consumer at the time of sale. Payments received prior to delivery or pick-up of used vehicles are recorded as “Other payables and other current liabilities” within the Consolidated Balance Sheets.

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

Others

Other revenue is immaterial for the fiscal years ended March 31, 2021, 2022 and 2023, respectively. It mainly represented the commissions earned from the Group’s financing and insurance partners from introducing them to the Company’s retail customers with financing needs, as well as revenues earned from warranty services.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2022 and 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB4.1 million and RMB2.3 million, respectively, reflecting the Group’s remaining obligations. The Group expects to recognize approximately 100% of the revenue over the next 12 months.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.16 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries and the former VIEs are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

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

2.17 Cost of revenues

Prior to September 2020, cost of revenues consists of salaries and benefits expenses, cost of title transfer and registration, delivery and logistics cost, rental for transaction centers, platform maintenance cost, GPS tracking device costs, cost of warranty services provided, etc.

Starting from September 2020, the Company started to build its own used vehicles inventory. After then, cost of revenues includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale and warranty services. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

2.18 Sales and marketing expenses

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

Advertising costs are expensed as incurred. For those advertisements that are extended over a period of time, the advertising costs are recognised ratably over the beneficial period. The total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB128.9 million, RMB58.7 million and RMB46.9 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

2.19 Research and development expenses

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

2.20 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.21 Share-based compensation

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

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee and nonemployee share option exercise behaviour, risk-free interest rates and expected dividend yield. Binomial option-pricing model incorporates the assumptions about grantees’ future exercise patterns. The fair value of these awards was determined by management with the assistance from an independent valuation firm using management’s estimates and assumptions.

Restricted Shares and RSUs

For the restricted shares, the awards are measured at fair value on the grant date. Share-based compensation expense is recognized using the straight-line method over the requisite service period or immediately at the grant date if no vesting conditions are required.

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrants and settlement of forward contracts (Note 18). Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value and is not adjusted if the market condition is not met, so long as the requisite service is provided.

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

2.22 Taxation

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

2.23 Loss per share

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2.24 Operating leases

The Company adopted ASC 842, Leases, on January 1, 2019 on a modified retrospective basis and has elected not to recast comparative periods. The Company has elected the package of practical expedients on the adoption date, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases. The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For operating leases with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its Consolidated Balance Sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its Consolidated Statements of Comprehensive Loss. The Company has operating lease agreements with insignificant non-lease components and has elected the practical expedient to combine and account for lease and non-lease components as a single lease component.

2.25 Provision for credit losses

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

2.26 Accounting of down round features

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company assesses whether there are circumstances that trigger the down round feature for convertible preferred shares. When the down round features are triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the stated conversion or exercise price before the conversion or exercise price reduction and(b) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the reduced conversion or exercise price upon the down round feature being triggered. The excess value of the convertible preferred shares resulting from the triggering of the down round feature as determined on the measurement date shall be a deemed dividend to the preferred shareholders, which should be deducted to arrive at net income/(loss) to ordinary shareholders from continuing operations. Therefore, recognition of the fair value of the down round feature results in a charge to returned earnings/(accumulated deficit) and a credit to additional paid-in capital in permanent equity rather in mezzanine equity.

2.27 Recent accounting pronouncements

New and Amended Standards Adopted by the Group

In August 2020, the FASB issued ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,”. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. The Group adopted the ASU on April 1, 2022. The impact of the adoption was not material.

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

Results of the discontinued operations of 2C intra-regional business and loan facilitation related service were as follows:

For the fiscal year ended March 31,
2021
RMB

Revenues
To consumers
Transaction facilitation revenue	—
Loan facilitation revenue	—
Total revenues	—

Cost of revenues	—
Gross profit	—

Operating expenses
Sales and marketing	—
Research and development	—
General and administrative	—
Losses from guarantee liabilities	—
Impairment for net assets transferred	(420,000)
Total operating expenses	(420,000)

Loss from operations	(420,000)
Interest income, net	—
Other expenses, net	—
Loss from the divestiture of 2C intra-regional and loan facilitation business	(14,745)
Foreign exchange gain	—
Loss from discontinued operations before income tax expense	(434,745)
Income tax expense	—
Net loss from discontinued operations	(434,745)

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Divestiture of 2B business

On March 24, 2020, the Company entered into definitive agreements with 58.com to sell its 2B online used car auction business. The transaction was completed on April 14, 2020 for a total consideration of US$105.0 million (equivalent to RMB740.3 million), and a total of RMB736.0 million disposal gain was recognized from the divestiture of 2B business and was recorded in discontinued operations. Results of the discontinued operations of 2B business were as follows:

For the fiscal year ended March 31,
2021
RMB

Transaction facilitation revenue	5,198
Cost of revenues	(1,384)
Gross profit	3,814

Operating expenses
Sales and marketing	(8,063)
Research and development	—
General and administrative	(1,218)
Provision for credit losses	—
Total operating expenses	(9,281)

Gain from the divestiture of 2B business	735,956
Net income from discontinued operations	730,489

The condensed cash flows of the discontinued operations of 2B business were as follows:

For the fiscal year ended March 31,
2021
RMB

Net cash used in operating activities	(9,491)

4. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES

The Group used to provide loan facilitation related guarantee service before April 2020. The third-party financing partners offered financing solutions to the Borrowers and the Group was required to provide a guarantee. In the event of a payment default from the Borrower, the Group was required to repay the monthly instalment or full amount of outstanding loan to the financing partner as the guarantor. As such, the Group recognized loan receivables as a result of payment under the guarantee deducted by an allowance to its expected recoverable amounts in the consolidated balance sheets.

	March 31, 2022	March 31, 2023
	RMB	RMB

Loans recognized as a result of payments under guarantees	379,259	10,337
Less: provision for credit losses	(324,371)	(10,337)
	54,888	—

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	March 31, 2022	March 31, 2023
	RMB	RMB

Up to 6 months	70,188	1,756
6 months to 12 months	7,555	460
Over 12 months	301,516	8,121
	379,259	10,337

The Group relies on the consumers’ credit history, loan-to-value ratio and other certain application information to evaluate and rank their respective risk on an ongoing basis. The credit grades represent the relative likelihood of repayment. Customers assigned a grade of “Normal” are determined to have the highest probability of repayment, customers assigned a grade of “Attention” are determined to have a lower probability of repayment, and customers assigned a grade of “Secondary” are determined to have a lowest probability of repayment. Loan performance is reviewed on a recurring basis to identify whether the assigned grades adequately reflect the customers’ likelihood of repayment.

The balance of loans recognized as a result of payments under guarantees by grade of monitored credit risk quality indicator as of March 31, 2022 and 2023 were listed as below:

	March 31, 2022	March 31, 2023
	RMB	RMB

Normal	10,267	—
Attention	121,209	—
Secondary	247,783	10,337
	379,259	10,337

The movement of provision for credit losses for the fiscal years ended March 31, 2021, 2022 and 2023 was as follows:

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Beginning balance of the period	(2,190,575)	(1,182,609)	(324,371)
Additions	(68,578)	—	—
Provision for credit losses	(29,272)	(94)	(1,770)
Write-offs	252,508	13,093	308,847
Bought out by certain non-bank financing institutions without recourse	845,305	821,496	—
Payments from the borrowers or other recoveries	8,003	23,743	6,957
Ending balance of the period	(1,182,609)	(324,371)	(10,337)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table explains the changes in the provision of credit losses by grade of monitored credit risk quality indicator as of March 31, 2023:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB

Beginning balance of the period	(1,805)	(74,783)	(247,783)	(324,371)
(Provision for)/reversal of credit losses	(8,126)	(4,844)	11,200	(1,770)
Write-offs	3,341	74,519	230,987	308,847
Payments from the borrowers or other recoveries	—	297	6,660	6,957
Transfer from Normal to Secondary	6,590	—	(6,590)	—
Transfer from Attention to Secondary	—	4,811	(4,811)	—
Ending balance of the period	—	—	(10,337)	(10,337)

5. OTHER RECEIVABLES, NET

	March 31, 2022	March 31, 2023
	RMB	RMB

Rental and other deposits	39,697	26,418
Staff advance	15,742	13,890
Unreceived disposal consideration (i)	93,988	—
Others	46,830	1,578
	196,257	41,886
Less: provision for credit losses	(30,251)	(26,541)
	166,006	15,345

(i) In July 2022, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions. Therefore, unreceived consideration from the divestiture of 2B business due from 58.com of RMB84.3 million was settled (Note 13).

In addition, the other receivables of RMB9.7 million due from Boche related to that entity’s acquisition of the Company’s salvage care related business was received in August 2022.

The movement of the provision for credit loss for the fiscal years ended March 31, 2021, 2022 and 2023 was as follows:

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Beginning balance of the period	(51,666)	(20,980)	(30,251)
Addition	(1,104)	(3,494)	(12,400)
Write-off	31,790	679	16,110
Reclassified from amounts due from related parties	—	(6,456)	—
Ending balance of the period	(20,980)	(30,251)	(26,541)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2022	March 31, 2023
	RMB	RMB

VAT-input deductible	54,728	54,601
Prepaid rental expense	2,469	2,537
Prepaid marketing expense	7,877	2,009
Prepaid consulting and professional service fees	5,383	1,247
Prepaid insurance cost	4,973	139
Prepaid financial advisory service fee (i)	12,000	—
Others	2,582	857
	90,012	61,390

(i) The Company entered into a long-term strategic cooperation agreement with Golden Pacer in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer (an affiliate of 58.com). In July 2022, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions. Therefore, prepaid financial advisory service fee of RMB12.0 million was released, and the related services will no longer be rendered (Note 13).

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31,	March 31,
	2022	2023
	RMB	RMB

Cost
Leasehold improvement	174,466	178,023
Electronic equipment	53,194	51,748
Software	26,018	26,953
Vehicles and motors	4,478	4,057
Furniture	3,508	2,151
Construction in progress	7,218	43,489
Total property, equipment and software	268,882	306,421

Less: accumulated depreciation and amortization
Leasehold improvement	(165,858)	(174,014)
Electronic equipment	(50,651)	(49,008)
Software	(14,055)	(16,630)
Vehicles and motors	(1,269)	(1,908)
Furniture	(2,518)	(1,136)
Total accumulated depreciation and amortization	(234,351)	(242,696)

Net book value	34,531	63,725

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expense are approximately RMB46.4 million, RMB14.3 million and RMB13.4 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31,	March 31,
	2022	2023
	RMB	RMB

Equity investments accounted for using the equity method
Beijing Gangjian Shoubao Cultural Media Center LLP (“Gangjian Shoubao”)	4,500	4,500
Weiche Information Technology Co., Ltd. (“Weiche”)	1,495	1,451
	5,995	5,951

Equity investments accounted for using the measurement alternative
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	282,761	282,761

Total long-term investments	288,756	288,712

Major investments of the Company during the fiscal years ended March 31, 2021, 2022 and 2023 are summarized as follows:

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

Equity investments accounted for using the measurement alternative

Investment in Jincheng

In September 2017, the Company invested in Jincheng, a professional consumer financial service company. The Company acquired 19% ordinary equity interest with a total consideration of RMB233.0 million. The Company exercises significant influence in Jincheng and therefore accounted for this as a long-term investment using equity method. In early 2021, as the Group completed the divesture of its historical loan-facilitation business and, the Group proposed to Jincheng its desire to give up its board seat in Jincheng. The administration process was completed in March 2021. After that, the Group could no longer execute significant influence over Jincheng. The Group accounted for the investment using the alternative method measurement, and no measurement events were identified during the fiscal years ended March 31, 2022 and 2023. In July 2022, the Group received a cash dividend from Jincheng amounting to RMB10.4 million.

In November 2022, the Company entered into a definitive agreement with a third-party, pursuant to which the equity interest of Jincheng with carrying amount of RMB282.8 million was pledged to obtain a loan with RMB292.0 million principal bearing 5% annum interest rate, and due in December 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of March 31, 2022 and 2023.

Funding Partners	Fixed annual interest rate	Terms	March 31, 2022	March 31, 2023
			RMB	RMB

Short-term borrowing	4.50%	within 12 months	—	20,000
Current portion of long-term borrowing	5.00%	matured on December 15, 2022	233,000	—
Long-term borrowings	5.00%	2 years	—	291,950
			233,000	311,950

Short-term borrowings outstanding as of March 31, 2023 was dominated in RMB. The Group obtained a working capital facility of RMB50.0 million from China Merchants Bank (“CMB”) in November 2022, of which RMB20.0 million had been drawn down in November 2022, and the remaining amount can be drawn as needed within the 1-year period of credit.

Long-term borrowing outstanding as of March 31, 2023 was pledged with the equity interest the Group holds in an investment. The long-term borrowing will be due in December 2024. The long-term borrowing of RMB233.0 million and cumulative interest of RMB58.9 million due in December 2022, had been fully repaid on time on December 15, 2022 upon receipt of the proceeds from the new loan agreement.

The weighted average interest rate for the outstanding borrowings was approximately 5.0% and 5.0% as of March 31, 2022 and 2023, respectively.

10. GUARANTEE LIABILITIES

	March 31, 2022	March 31, 2023
	RMB	RMB

Guarantee liabilities – stand ready	46	—
Guarantee liabilities – contingent	133	—
	179	—

The movement of guarantee liabilities – stand ready was as follows:

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Beginning balance of the period	207,997	172	46
Guarantee income (i) (Note 14)	(207,825)	(126)	(46)
Ending balance of the period	172	46	—

The movement of guarantee liabilities - contingent was as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Beginning balance of the period	702,952	2,269	133
Guarantee liabilities settled	(68,578)	—	—
Guarantee liabilities released to WeBank (i)	(630,733)	—	—
Provision for credit losses	(1,372)	(2,136)	(133)
Ending balance of the period	2,269	133	—

(i) In order to settle the Company’s remaining guarantee liabilities, the Company entered into a supplemental agreement on April 23, 2020 (the “2020 April Agreement”) with WeBank with regards to the Company’s historically-facilitated loans. Pursuant to the 2020 April Agreement, WeBank agreed to set a cap on the amount of cash the Company would use to fulfil its guarantee obligations from 2020 to 2022. Subsequently on July 23, 2020, the Company entered into another supplemental agreement (the “2020 July Agreement”) with WeBank, which amended and restated the 2020 April Agreement. Pursuant to the 2020 July Agreement, the Company will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as a guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the 2020 July Agreement, the Company was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Company made the instalments based on the agreed-upon schedule in the 2020 July Agreement.

Subsequently on June 21, 2021, the Company entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48.0 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment, total amount of RMB73.7 million, was recorded in “other operating income”.

Pursuant to the July Agreement, total outstanding payables was RMB114.4 million as of March 31, 2023, out of which RMB58.6 million was recorded in “consideration payable to WeBank” and the remaining was recorded in “other payables and other current liabilities” (Note 11, 12).

11. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	March 31, 2022	March 31, 2023
	RMB	RMB

Tax payables	68,720	66,010
Accrued service fee for IT and other professional support	53,285	65,514
Consideration payable to WeBank, current (Note 12)	53,162	55,887
Deposits	60,014	40,162
Accrued advertising expenses (i)	268,455	34,942
Accrued service fee for transaction support	39,132	24,386
Deferred revenue	18,049	13,909
Accrued salaries and benefits	13,815	13,834
Operating lease liabilities, current	10,994	7,667
Interest payable	50,969	4,457
Accrued legal proceedings and litigations	420	—
Others	37,318	17,734
	674,333	344,502

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

(i) Pursuant to a contractual payment schedule contained in a supplemental agreement in June 2021 and an extended payment term arrangement included in an extension agreement signed with one the Company’s suppliers in December 2022, the Company repaid RMB100.0 million to this supplier during the fiscal year ended March 31, 2023 and the remaining RMB56.1 million due to the same supplier had been waived by this supplier and an equivalent gain from such waiver was recorded in other operating income.

In addition to the above transaction, in July 2022, the Company and another supplier, 58.com, mutually released the other party from claims arising out of certain obligations under certain historical transactions. Therefore, accrued adverting expenses of RMB69.4 million recorded as of March 31,2022 and due to 58.com were settled in connection with this arrangement. (Note 13).

12. CONSIDERATION PAYABLE TO WEBANK

	March 31, 2022	March 31, 2023
	RMB	RMB

Consideration payable to WeBank in total (Note 10)	160,804	114,446
Less: current portion (recorded in “other payables and other current liabilities” (Note 11))	(53,162)	(55,887)
	107,642	58,559

13. LONG-TERM DEBT

	March 31, 2022	March 31, 2023
	RMB	RMB

Current portion of long-term debt	102,206	158,736
Long-term debt	817,648	264,560
	919,854	423,296

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

On June 14, 2021, the Company entered into agreements with NIO Capital and Joy Capital, pursuant to which both investors have agreed to invest in the Company’s senior convertible preferred shares a total of up to US$315 million in the Company. As one of the pre-closing conditions of the new round of financing, on the same day, the Company entered into a supplemental agreement with the 2024 Notes holders. Pursuant to the supplemental agreement, 30% of the outstanding 2024 Notes principal amount, a total of US$69 million, would be automatically converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share (US$30.9 per ADS or US$3.09 per ADS prior to the ADS Ratio Change) upon the first closing date of the new round of financing. On October 12, 2022, the Company announced a change in ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares, effective from October 28, 2022 (“ADS Ratio Change”). This change has been reflected retroactively in the financial statements and notes thereto. On July 12, 2021, the date of the issuance of senior convertible preferred shares, the aforementioned conversion was completed, and related Class A ordinary shares were issued. The remaining principal amount, a total of US$161 million, was also modified to be repaid by installments by Company from July 2021 to June 2024, recorded as other non-current liabilities, and the 2024 Notes holders are not able to execute conversion rights anymore.

On July 18 and August 29 ,2022, the Company issued 183,495,146 and 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to 58.com and ClearVue in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com and ClearVue on June 10, 2019. These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) with a fair value of RMB308.2 million and RMB62.8 million, respectively. As a result, the 2024 Notes issued to 58.com and ClearVue amounting to US$63.0 million and US$12.6 million, respectively were extinguished upon such issuance of shares.

In connection with the foregoing transaction, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain additional historical transactions. 58.com released the Company’s from its long-term debt of RMB424.9 million and other payables and other current liabilities of RMB69.4 million. The Company, in turn, released 58.com from amounts owed, including other receivables of RMB114.1 million, loans recognized as a result of payments under guarantees of RMB41.9 million, other non-current assets of RMB21.0 million and prepaid expense and other current assets of RMB12.0 million.

As a result of the Company’s issuance of 183,495,146 Class A ordinary shares to 58.com and the mutual release between 58.com and the Company for certain obligation above, the Group recognized losses from extinguishment of debt of RMB2.8 million for the fiscal year ended March 31, 2023.

The long-term debt of RMB59.0 million and RMB51.9 million were repaid for the fiscal years ended March 31, 2022 and 2023, respectively.

14. OTHER OPERATING INCOME, NET

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Gains from waiver of operating payables (i)	2,010	73,747	70,500
Government grant	15,392	1,895	5,252
Guarantee income (Note 10)	207,825	126	46
Income from sale of loans recognized as a result of payments under guarantees	21,119	26,279	—
Transfer-out of unused VAT-input deductible	—	(20,030)	—
Others	—	—	(5,808)
	246,346	82,017	69,990

(i) The Company entered into supplemental agreements with several suppliers in May and June 2021, pursuant to which the Company would be exempted, conditionally, from the repayment of other payables of approximately RMB120.4 million. In this regard, the Company satisfied certain necessary payment conditions during the fiscal year ended March 31, 2022 which resulted in RMB64.3 million in other payables being waived pursuant to the relevant supplier agreements. The waiver of this payable balance resulted in a gain recorded in the same fiscal year. Additional payment conditions were met during fiscal year ended March 31, 2023, resulting in an incremental RMB56.1 million in payables waived pursuant to the operative supplier agreements. The waiver of this additional payables balance resulted in a gain recorded in the same fiscal year. In addition, the Company continued to negotiate with other suppliers to settle long-aged payables, resulting in additional wavier gains of RMB2.0 million, RMB9.4 million and RMB14.4 million recorded for the fiscal year ended March 31, 2021, 2022 and 2023 accordingly.

15. OPERATING LEASE

The Group has operating leases primarily for office and operations space. The Group’s operating lease arrangements have remaining terms of one year to years.

Supplemental consolidated balance sheet information related to leases were as follows:

	March 31, 2022	March 31, 2023
	RMB	RMB

Right-of-use assets	29,584	84,461

Operating lease liabilities - current	10,994	7,667
Operating lease liabilities - non-current	10,866	77,462
Total operating lease liabilities	21,860	85,129

Weighted average remaining lease term	2.25	8.64
Weighted average incremental borrowing rate	5.19%	5.13%

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Total operating lease costs were RMB36.3 million for the fiscal year ended March 31, 2021 including RMB33.0 million recorded from continuing operations and RMB3.3 million from discontinued operations. Total short-term lease costs were RMB11.7 million for the fiscal year ended March 31, 2021, including RMB8.4 million recorded from continuing operations and RMB3.3 million from discontinued operations.

Total operating lease costs were RMB19.8 million for the fiscal year ended March 31, 2022. Total short-term lease costs were RMB3.3 million for the fiscal year ended March 31, 2022.

Total operating lease costs were RMB23.4 million for the fiscal year ended March 31, 2023. Total short-term lease costs were RMB5.9 million for the fiscal year ended March 31, 2023.

Supplemental cash flow information related to leases in both continuing and discontinued operations were as follows:

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Cash paid for amounts included in the measurement of lease liabilities	13,599	23,547	10,231
Right-of-use assets obtained in exchange for operating lease liabilities	46,829	23,628	84,947

Maturities of operating lease liabilities are as follows:

March 31, 2023
RMB

Fiscal year ended March 31, 2024	11,174
Fiscal year ended March 31, 2025	8,821
Fiscal year ended March 31, 2026	9,263
Thereafter	76,411
Total operating lease payments	105,669
Less: imputed interest	(20,540)
Total lease liabilities	85,129

16. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2022 and 2023:

Name of related parties	Relationship with the Group

58.com Holdings Inc.	Non-controlling shareholder since July, 2022
NIO Capital and Joy Capital	Holders of senior convertible preferred shares
Weiche	Equity-method investee of the Company

Except for senior convertible preferred shares, warrants and forward contracts issued to NIO Capital and Joy Capital (Note 18), major related party balance as of March 31, 2022 and 2023 and major transactions for the fiscal years ended March 31, 2021, 2022 and 2023 were as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Transactions with related parties

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Advertising service provided by the related parties
58.com	89,843	—	—
Weiche	—	351	—
	89,843	351	—

Inventory leads sold to the related party
58.com	10,869	176	—

Gain from the divestiture of 2B business (Note 3)
58.com	735,956	—	—

17. INCOME TAX EXPENSE

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

Youxinpai (Beijing) Information Technology Co., Ltd. (“Youxinpai”) and Youfang (Beijing) Information Technology Co., Ltd. (“Youfang”) have been qualified as “high and new technology enterprise” (“HNTE”) and enjoys a preferential income tax rate of 15% from 2019 to 2021. Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) has been qualified HNTE and enjoys a preferential income tax rate of 15% from 2020 to 2022. Currently, Youfang is in the process of applying for the renewal of HNTE, and if requalified, it will enjoy a preferential income tax rate of 15% in 2023.

The Group’s other PRC subsidiaries, former VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As of March 31, 2023, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the fiscal years ended March 31, 2021, 2022 and 2023 were as follows:

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Current income tax expense	(33)	(245)	(366)
Deferred income tax expense	—	—	—
Total income tax expense	(33)	(245)	(366)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the fiscal year ended March 31,
	2021	2022	2023

Statutory income tax rate 25.0%	25.0%	25.0%	25.0%
Permanent differences	(17.0)%	(42.0)%	(3.3)%
Effect of different tax rate (i)	(0.7)%	12.4%	36.7%
Change of valuation allowance	(7.3)%	4.8%	(58.1)%
Effective tax rate	0.0%	0.2%	0.3%

(i) The effect of different tax rate is attributed to varying rates in other jurisdictions where the Group is established, such as the Cayman Islands or Hong Kong, and the preferential tax rate certain entities in the Group enjoys.

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	March 31, 2022	March 31, 2023
	RMB	RMB

Deferred tax assets
Net operating loss carry forwards	1,449,953	1,591,988
Deductible advertising expense	551,431	582,306
Provision for credit losses	94,706	13,421
Accruals	—	—
Less: valuation allowance	(2,096,090)	(2,187,715)
Net deferred tax assets	—	—

Movement of valuation allowance

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Balance at beginning of the period	(1,974,108)	(2,005,864)	(2,096,090)
Changes of valuation allowance	(31,756)	(90,226)	(91,625)
Balance at end of the period	(2,005,864)	(2,096,090)	(2,187,715)

As of March 31, 2023, the Group had net operating loss carry forwards of approximately RMB6,420.0 million which arose from the subsidiaries established in the PRC. For all subsidiaries in China, the loss carry forwards will expire from 2023 to 2027.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that its net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of March 31, 2022 and 2023.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS

2021 Subscription Agreement

In June 2021, the Company entered into shares subscription agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315.0 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100.0 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, the Company also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165.0 million which was included in the aforementioned US$315.0 million. Each investor has the option to exercise the warrants within 18 months of the first closing date. In January 2023, the Company entered into a new agreement with NIO Capital and Joy Capital to extend the expiration date of the forementioned warrants from January 12, 2023 to January 12, 2024.

For the second closing in the amount of US$50.0 million, US$27.5 million, US$10.0 million and US$7.5 million were received in November 2021, March 2022 and June 2022 and, accordingly, a total of 80,104,865 senior convertible preferred shares, 29,129,042 and 21,846,781 senior convertible preferred shares were issued, respectively. In July 2022, NIO Capital assigned its rights and obligations to an independent third party to subscribe for 14,564,520 senior convertible preferred shares for a total price of US$5.0 million under the second tranche. On the same day, the Company received US$5.0 million. Following this closing, the second tranche of this financing transaction for the amount of US$50.0 million has been completed.

2022 Subscription Agreement

In June 2022, the Company entered into another definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital has agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which will be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand were made by NIO Capital in July 2022. In October 2022 and March 2023, total of US$9.9 million and US$8.4 million was paid by NIO Capital. The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as at March 31, 2023. Subsequently on April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April 2023, US$1.6 million was received, with the remaining subscription receivable of US$18.4 million expected to be received no later than December 31, 2023.

The major rights, preferences and privileges of the senior convertible preferred shares under the 2022 Subscription Agreement and 2021 Subscription Agreement are as follows:

Conversion rights

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Each senior preferred share shall be convertible, at any time and from time to time from and after the applicable original issue date of 2021 Subscription Agreement and 2022 Subscription Agreement. The original conversion price for each senior convertible preferred share shall be US$0.3433 per Class A ordinary share or US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) for 2021 Subscription Agreement. According to 2022 Subscription Agreement, the conversion price for each senior preferred share shall be US$0.14 per Class A ordinary shares or US$4.2 per ADS (or US$0.42 per ADS prior to the ADS Ratio Change) , and the conversion price for each senior preferred share issued pursuant to the 2021 Subscription Agreement and outstanding as of the Closing shall be adjusted to US$0.14 per Class A ordinary shares or US$4.2 per ADS (or US$0.42 per ADS prior to the ADS Ratio Change) upon the Closing. The conversion price for each senior preferred share which may be issued upon the exercise of the warrants or pursuant to the 2021 Subscription Agreement after the Closing shall initially be US$0.3433 per Class A ordinary shares or US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) as adjusted from time to time. The conversion price is adjusted in the occurrence of a) share dividends and share splits; b) subsequent equity sales; c) subsequent rights offerings.

The conversion price down round feature is triggered when the Company provides for a lower conversion price in subsequent convertible preferred offerings. The provision of a lower conversion price results in the repricing of existing convertible preferred offerings to match any such lower stated conversion rate.

Voting rights

Holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred shares could be converted.

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until March 31, 2023.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, each senior convertible preferred shareholder shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to one hundred and fifty percent (150%) of applicable stated value, per senior convertible preferred share held by such holder, plus any accrued and unpaid dividends, before any distribution or payment shall be made to the holders of any junior securities.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Redemption Rights

At any time and from time to time, upon written notice of each holder of senior convertible preferred share, the Company shall redeem all or part of the senior convertible preferred share held by such holder at the redemption price (as defined below), provided that any of the following events occurs: (i) any material breach of any of the representations, warranties or covenants by the Company; (ii) any conviction of breaches or violation of Applicable Law by the Company which is reasonably expected to have a material adverse effect; (iii) during the principal lock-up period, all or part of the 40,809,861 Class B ordinary shares held by the principal parties shall be subject to enforcement, foreclosure, freezing order or other judicial measures; (iv) the principal’s employment with the Company shall be terminated for whatever reason; (v) the Company shall fail to have available a sufficient number of authorized and unreserved Class A ordinary shares to issue to such holder upon a conversion hereunder; (vi) there shall have occurred a bankruptcy event; (vii) the ADSs shall fail to be listed or quoted for trading on a trading market for more than five (5) Trading Days, which need not be consecutive trading days; (viii) the electronic transfer by the Company of ADSs through the depository trust company or another established clearing corporation is no longer available or is subject to a “chill”; (ix) with respect to the Senior Preferred Shares issued pursuant to the 2022 Subscription Agreement only, the Company shall receive any notice (whether written or not) from any holder of a 2024 Note declaring accelerate payment of its outstanding principal and interests accruing thereon under the 2024 Note held by it based on occurrence of any Event of Default under the 2024 Notes (whether actual of alleged).

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

The Company determined that, upon closing, the reduction of the conversion price for senior convertible preferred shares related to the 2022 Subscription Agreement triggered the down round feature operative within the 2021 Subscription Agreement. The fair value impact related to the reduction in the conversion price of the senior convertible preferred shares related to the 2022 Subscription Agreement, amounting to RMB755.6 million, was recorded as a charge to accumulated deficit and a credit to additional paid in capital in permanent equity.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company received a total of US$7.5 million and US$5 million in June 2022 and July 2022 respectively. As a result, a total of RMB45.1 million related with the second closing of 2021 subscription and RMB124.1 million (US$18.4 million) related with the 2022 subscription were recorded at “Mezzanine equity” at the corresponding fair values on the applicable closing dates. The total fair value impact during the fiscal year ended March 31, 2023 was RMB242.7 million (US$35.3 million), respectively, and recorded under “Fair value impact of the issuance of senior convertible preferred shares”.

The Company’s senior convertible preferred shares activities for the fiscal years ended March 31, 2022 and 2023 are summarized below (except the fair value of the down round feature which solely affected the classification of permanent equity):

The movements of mezzanine equity during the fiscal year ended March 31, 2022 and 2023 were as follows:

Mezzanine Equity
RMB

Beginning balance as of March 31, 2021	—
Issuance of senior convertible preferred shares	239,452
Fair value impact recorded upon cash receipt for subscription	287,032
Ending balance as of March 31, 2022	526,484
Issuance of senior convertible preferred shares	758,252
Subscription receivable from shareholders	(550,074)
Fair value impact recorded upon cash receipt for subscription	(39,015)
Ending balance as of March 31, 2023	695,647

The roll forward of Level 3 financial instruments, including both warrant liabilities and forward contracts, during the fiscal year ended March 31, 2022 and 2023 was as follows:

	Warrant liabilities	Forward contract assets
	RMB	RMB

Fair value of Level 3 financial instruments as of March 31, 2021	—	—
Issuance of warrants	647,850	—
Fair value of warrants and forward contracts at issuance	1,800,147	735,244
Settlement of forward contracts	—	(287,032)
The change in fair value of financial instruments	(2,224,660)	(441,088)
Foreign currency translation	(26,947)	(7,160)
Fair value of Level 3 financial instruments as of March 31, 2022	196,390	(36)
Settlement of forward contracts	—	39,015
The change in fair value of financial instruments	(204,687)	(38,046)
Foreign currency translation	8,305	(933)
Fair value of Level 3 financial instruments as of March 31, 2023	8	—

The composition of the fair value impact of the issuance of senior convertible preferred shares during the fiscal year ended March 31, 2022 and 2023 was as follows:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,
	2022	2023
	RMB	RMB

Fair value impact of the warrants	424,513	204,687
Fair value impact of the forward contracts	(294,156)	38,046
Gain from the TDR of the 2024 Notes (Note 13)	55,874	—
	186,231	242,733

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

For the warrants, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

For the fiscal year ended March 31, 2023

Risk-free interest rate	2.53%~4.74%
Expected volatility	45.91%~49.01%
Dividend yield	0%
Expected term (in years)	0.28~1.03
Fair value of underlying senior convertible preferred share	US$0.07~US$0.20

19. ORDINARY SHARES

As of March 31, 2022 and 2023, 9,000,000,000 and 8,280,000,000 ordinary shares had been authorized respectively. A total of 1,410,826,415 ordinary shares, par value US$0.0001 per share, consists of 1,370,016,554 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2023. A total of 1,186,854,720 ordinary shares, par value US$0.0001 per share, consists of 1,146,044,859 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2022. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

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

In July 2022, the Company entered into a definitive agreement with 58.com, pursuant to which the Company issued 183,495,146 Class A ordinary shares with par value of US$0.0001 per share to 58.com in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com amounting to US$63.0 million on June 10, 2019. These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

In August 2022, the Company entered into a definitive agreement with ClearVue, pursuant to which the Company issued 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to ClearVue in exchange for the full release of the Company’s obligations under the 2024 Notes issued to ClearVue amounting to US$12.6 million on June 10, 2019. These shares were issued at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) with a fair value of RMB62.8 million.

Effective October 28, 2022 the Company changed its ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares (“the ADS Ratio Change”). The ADS Ratio Change has been reflected retroactively herein.

20. SHARE-BASED COMPENSATION

(a) Share options

Since November 19, 2018, the Company adopted 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”). Stock options granted to an employee under the 2018 Second Plan are to be generally exercisable upon the Company completes a Qualified IPO or a defined Corporate Transaction (i.e. change of control, etc.) and the employee renders service to the Company in accordance with a stipulated service schedule. Employees are generally subject to a four-year service schedule, under which an employee earns an entitlement to vest in 25% of his option grants at the end of each year of completed service.

For the Company’s key management grantee, the vested stock options granted could be retained and be exercised until the earlier of (i) any day commencing from the day that is six (6) months prior to the anticipated consummation of an IPO, or (ii) the day immediately prior to the consummation of a Corporate Transaction before March 26, 2023. For the Company’s employee grantee, prior to the Company completing a Qualified IPO or Corporate Transaction, the stock options granted to the employee shall be forfeited three months after termination of employment of the employee. The Company’s key management, management and employee grantees are collectively hereafter referred to as “Grantees”.

The Company accounts for share-based compensation costs using a graded-vesting method over the requisite service period for the award based on the fair value on their respectively grant date.

The Company granted 6,700,665, 1,266,357 and 10,429,567 stock options to Grantees for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The following table sets forth the share option activities for the fiscal years ended March 31, 2021, 2022 and 2023:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of March 31, 2020	32,330,838	1.79	6.81	25,530.99	1.58

Granted	6,700,665	0.01	—	—	0.39
Forfeited	(9,794,727)	1.17	—	—	2.13
Exercised	(3,482,103)	0.08	—	—	0.59

Outstanding as of March 31, 2021	25,754,673	1.79	6.18	3,974.57	1.20

Granted	1,266,357	0.01	—	—	0.57
Forfeited	(1,681,323)	1.34	—	—	2.58
Exercised	(6,826,300)	0.36	—	—	0.67

Outstanding as of March 31, 2022	18,513,407	0.75	6.01	2,405.17	1.23

Granted	10,429,567	0.00	—	—	0.13
Forfeited	(1,353,071)	0.81	—	—	0.33
Exercised	(933,285)	0.01	—	—	0.34

Outstanding as of March 31, 2023	26,656,618	0.48	6.83	9,585.96	0.88
Vested and expected to vest as of March 31, 2023	26,656,618	0.48	6.83	9,585.96	0.88
Exercisable as of March 31, 2023	26,326,469	0.45	6.83	9,435.95	0.82

*Less than 0.01

Options granted to Grantees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	For the fiscal year ended March 31,
	2021	2022	2023

Expected volatility	48%~61%	34%~68%	36%~57%
Risk-free interest rate (per annum)	0%~1.4%	0%~2.4%	0%~4.9%
Exercise multiple	2.8/2.2	2.8/2.2	2.8/2.2
Expected dividend yield	0%	0%	0%
Contractual term (in years)	10	10	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behaviour of employees. The expected dividend yield is zero as the Company has never declared or paid any cash dividends

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. The expected term is the contract life of the option.

(b) Restricted shares

The following table sets forth the restricted share activity for the fiscal years ended March 31, 2021, 2022 and 2023:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of March 31, 2020	33,334	2.26

Granted	275,850	0.45
Vested	(309,184)	0.65

Unvested as of March 31, 2021	—	—

Granted	606,570	0.42
Vested	(606,570)	0.42

Unvested as of March 31, 2022	—	—

Granted	2,844,235	0.13
Vested	(2,844,235)	0.13

Unvested as of March 31, 2023	—	—

(c) Performance Awards

In December 2021, the Company issued certain restricted share units with market conditions to certain management (“Performance Awards”). The market conditions are satisfied upon the Company’s achievement of a certain specified market capitalization subject to continuous employment of each recipient. Total numbers of shares to be granted would be a certain percentage of issued and outstanding shares on a fully diluted basis as of the date when the market conditions are fulfilled. The amount of share-based compensation recorded will vary depending on the Company’s attainment of performance-targets and amortized during the requisite service period.

For the fiscal year ended March 31, 2022 and 2023, RMB7.7 million and RMB33.0 million related to Performance Awards was recorded in general and administrative expenses. As of March 31, 2023, total amount of unrecognized expense related to the Performance Awards was RMB62.1 million.

(d) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expense included in each of the relevant financial statement line items:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

General and administrative expenses	(24,091)	26,534	44,088
Research and development expenses	(2,216)	—	1,709
Sales and marketing expenses	5,036	—	1,516
Cost of revenues	2,149	—	—
Total	(19,122)	26,534	47,313

21. SEGMENT INFORMATION

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

22. FAIR VALUE MEASUREMENTS

Assets and liabilities disclosed at fair value

The Company measures its cash and cash equivalents, accounts receivable, loans recognized as a result of payments under guarantees at amortized cost, which approximate their fair values due to the short-term maturity of these instruments. The carrying value of the Company’s debt obligations approximates fair value as the borrowing rates are similar to the market rates that are currently available to the Company for financing obligations with similar terms and credit risks and represent a Level 2 measurement.

Assets measured at fair value on a nonrecurring basis

The Company measures its property and equipment and, intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Equity investments without readily determinable fair value are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period. The Company classified these assets as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.

The Company measured on a non-recurring basis the fair values associated with triggering of the down round feature for the senior convertible preferred shares issued pursuant to 2021 Subscription Agreement. This valuation resulted in a deemed dividend of RMB755.6 million being distributed to the Company’s preferred shareholders as of July 27, 2023(Note 18).

Assets and liabilities measured at fair value on a recurring basis

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

The Company measures its warrant liabilities and forward contracts at fair value on a recurring basis. As the Company’s warrant liabilities and forward contracts are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contracts. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of Level 3 during the fiscal year ended March 31, 2023.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2022 and 2023:

	March 31, 2022
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB
Assets:
Forward contract assets	—	—	36	36

Liabilities:
Warrant liabilities	—	—	196,390	196,390

	March 31, 2023
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB

Liabilities:
Warrant liabilities	—	—	8	8

Refer to Note 18 for additional information about warrant liabilities and forward contracts measured at fair value on a recurring basis for the fiscal year ended March 31, 2022 and 2023:

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

23. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the fiscal years ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Numerator:
Net loss from continuing operations	(716,975)	(143,223)	(137,169)
Less: net loss from operations attributable to non-controlling interests shareholders	(9)	—	(12)
Deemed dividend to preferred shareholders due to triggering of a down round feature	—	—	(755,635)
Net loss from continuing operations attributable to ordinary shareholders	(716,966)	(143,223)	(892,792)

Denominator:
Weighted average number of ordinary shares outstanding - basic	1,100,650,208	1,168,419,750	1,344,536,565

Net loss per share from operations attributable to ordinary shareholders, basic	(0.65)	(0.12)	(0.66)

Diluted net loss per share
Numerator:
Net loss from continuing operations attributable to ordinary shareholders	(716,966)	(143,223)	(892,792)
Add: the change in fair value of warrant liabilities	—	(2,224,660)	—
Add: the change in fair value of forward contract assets	—	(441,088)	—
Diluted net loss from operations attributable to ordinary shareholders	(716,966)	(2,808,971)	(892,792)

Denominator:
Weighted average number of ordinary shares outstanding - basic	1,100,650,208	1,168,419,750	1,344,536,565

Weighted average effect of potential dilutive securities outstanding from continuing operations
- Warrants	—	147,895,143	—
- Forward contracts	—	38,191,128	—
Weighted average number of ordinary shares outstanding from continuing operations, diluted	1,100,650,208	1,354,506,021	1,344,536,565

Net loss per share from continuing operations attributable to ordinary shareholders, diluted	(0.65)	(2.07)	(0.66)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

As the Company incurred losses for the fiscal years ended March 31, 2021, 2022 and 2023, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company, pursuant to ASC 260, “Earnings Per Share”. The weighted-average numbers of senior convertible preferred shares, convertible notes and options granted excluded from the calculation of diluted net loss per share of the Company of the respective periods were as follows:

	For the fiscal years ended March 31,
	2021	2022	2023

Senior convertible preferred shares	—	240,274,690	912,262,870
Convertible notes	223,300,971	—	—
Outstanding weighted average share options	6,961,854	5,114,834	11,114,657
Total	230,262,825	245,389,524	923,377,527

24. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labour regulations require that the PRC subsidiaries, former VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to RMB76.1 million, RMB25.8 million and RMB31.7 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

25. CONCENTRATION OF CREDIT RISK

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

26. COMMITMENTS

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

27. SUBSEQUENT EVENTS

In March 2023, the Company obtained an aggregated facility amount of RMB250 million from two reputable domestic banks, enabling the Company to utilize its inventories as collateral for financing the Company’s future purchase of used cars inventories. Activity related to these financing arrangements commenced in April 2023.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

On April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, agreeing to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. In April 2023, a US$1.6 million was received and the remaining subscription receivable of US$18.4 million is expected to be received no later than December 31, 2023.

On June 28, 2023, the Company entered into supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on June 30, 2023. Under the new terms, the repayment will be divided into monthly instalments of to RMB5.0 million each month from June 2023 to November 2023. The Company has made monthly repayments of RMB5 million in both June and July 2023, respectively.

On June 30, 2023, the Company entered into an amendment agreement (“2023 Warrant Agreement”) with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, regarding certain warrants in accordance with 2021 Subscription Agreement. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha and Joy Capital (either together or separately) are entitled, at their discretion, to exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 at an amended exercise price of US$0.0457 per share or US$1.37 per ADS, representing a modification from the prior exercise price of US$0.3433 per share or US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) no later than September 30, 2023. The Company estimate that approximately US$5.5 million (equivalent to RMB38.2 million) will be recorded in fair value impact of the issuance of senior convertible preferred shares for the adjustment of exercise price for warrants. The favourable exercise price of 2023 Warrant Agreement may be terminated if Alpha and Joy Capital have not exercised by September 30, 2023.Additionally, the exercise of the warrants pursuant to 2023 Warrant Agreement will trigger a down round feature, resulting in a reduction of the conversion price for senior preferred shares issued pursuant to 2021 Subscription Agreement and 2022 Subscription Agreement.
28. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the fiscal years ended March 31, 2021, 2022 and 2023, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25% threshold being exceeded and a corresponding requirement to provide parent company financial information (Note 29).

29. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of March 31, 2022 and 2023.

Balance sheets	March 31, 2022	March 31, 2023
	RMB	RMB

ASSETS

Current assets:
Cash and cash equivalents	599	62,244
Amounts due from intra-Group entities	8,438,565	9,085,314
Other receivables	2,170	2,065
Forward contract assets	36	—
Prepaid expenses	5,104	118

Total assets	8,446,474	9,149,741

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Other payables and other current liabilities	22,678	31,624
Investment deficit in subsidiaries	9,120,730	9,605,620
Amounts due to intra-Group entities	90,112	90,112
Warrant liabilities	196,390	8

Total liabilities	9,429,910	9,727,364

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Balance sheets(Continued)	March 31, 2022	March 31, 2023
	RMB	RMB

Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, 1,000,000,000 and 1,720,000,000 shares authorized as of March 31, 2022 and 2023, respectively; 400,524,323 and 1,151,221,338 shares issued and outstanding as of March 31, 2022 and 2023, respectively)	526,484	1,245,721
Subscription receivable from shareholders	—	(550,074)

Total mezzanine equity	526,484	695,647

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 9,000,000,000 and 8,280,000,000 shares authorized as of March 31, 2022 and 2023, respectively; 1,146,044,859 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2022; 1,370,016,554 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2023)	782	806
Additional paid-in capital	14,254,109	15,451,803
Accumulated other comprehensive income	288,461	220,185
Accumulated deficit	(16,053,272)	(16,946,064)

Total shareholders’ deficit	(1,509,920)	(1,273,270)

Total liabilities, mezzanine equity and shareholders’ deficit	8,446,474	9,149,741

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

Statements of comprehensive loss	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Operation expense
Sales and marketing	(5,036)	—	—
Research and development	2,217	—	—
General and administrative	(21,161)	(39,398)	(64,254)
Provision for credits losses, net	—	—	(273)
Total operating expenses	(23,980)	(39,398)	(64,527)

Loss from operations	(23,980)	(39,398)	(64,527)

Share of loss of subsidiaries	(275,229)	(293,128)	(331,935)
Interest expense, net	(14,041)	—	13
Other income, net	13,075	3,303	16,560
Foreign exchange gain/(loss)	9	(231)	(1)
Fair value impact of the issuance of senior convertible preferred shares	—	186,231	242,733
Inducement charge of convertible notes	(121,056)	—	—
Net loss	(421,222)	(143,223)	(137,157)

Deemed dividend to preferred shareholders due to triggering of a down round feature	—	—	(755,635)
Net loss attributable to ordinary shareholders	(421,222)	(143,223)	(892,792)

Net loss	(421,222)	(143,223)	(137,157)
Other comprehensive income/(loss)
Foreign currency translation	110,983	70,714	(68,276)
Total comprehensive loss	(310,239)	(72,509)	(205,433)

Statements of cash flow	For the fiscal year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Net cash (used in)/generated from operating activities	(35,016)	(52,104)	187
Net cash generated from financing activities	34,308	52,379	62,300
Effect of exchange rate changes on cash and cash equivalents	(27)	(22)	(842)
Net (decrease)/increase in cash and cash equivalents	(735)	253	61,645
Cash and cash equivalents at beginning of the period	1,081	346	599
Cash and cash equivalents at end of the period	346	599	62,244