Form 20-F
period 2024-03-31
Uxin Ltd
filed 2024-07-31
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from_________to__________.

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing 300 Class A ordinary shares, par value US$0.0001 per share)	UXIN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*		The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

56,340,671,538 Class A ordinary shares (excluding the 21,745,492 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Amended and Restated Plan), and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of March 31, 2024.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

●	we changed our fiscal year end from December 31 to March 31 in April 2020 and filed a transition report on Form 20-F covering the three-month period from January 1, 2020 through March 31, 2020, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended December 31, 2019. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended December 31, and from and after the Transition Period, ended March 31. For the avoidance of doubt, “fiscal year of 2022” refer to the year ended March 31, 2022, “fiscal year of 2023” refer to the year ended March 31, 2023, and “fiscal year of 2024” refer to the year ended March 31, 2024;

●	“ADSs” refer to the American depositary shares, each of which represents 300 Class A ordinary shares, par value US$0.0001 each;

●	“former VIEs” refer to the former variable interest entities that have become our wholly owned subsidiaries after the Restructuring, which are Youxin Internet (Beijing) Information Technology Co., Ltd., and Youxin Yishouche (Beijing) Information Technology Co., Ltd.;

●	“GMV” refer to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;

●	“Jiancebao (检测宝)” refer to our proprietary car inspection system;

●	“NPS” refer to net percentages of promoters for our products and services (those who are willing to keep buying and refer us to others) against detractors (those who are not satisfied with and complain about our offerings);

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;

●	“senior convertible preferred shares” refer to our senior convertible preferred shares, which can be convertible into our Class A ordinary shares at the currently applicable conversion price, par value US$0.0001; on March 27, 2024, all of the Company’s then issued and outstanding senior convertible preferred shares were converted into Class A ordinary shares;

●	“RMB” and “Renminbi” refer to the legal currency of China, which is our reporting currency;

●	“shares” refer to our ordinary shares and, where applicable, our senior convertible preferred shares, par value US$0.0001 per share;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“Uxin” or “our platform” refer to our platform primarily for buying and selling used cars, which primarily consists of vehicle sales businesses under our inventory-owning model for the fiscal year of 2021 and afterwards;

●	“our WFOEs” refer to our wholly-owned subsidiaries in China;

●	“Restructuring” refers to a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which have become our wholly-owned subsidiaries; and

●	“we,” “us,” “our company,” the “Company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2203 to US$1.00, the exchange rate on as of March 28, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this annual report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As a result of the contractual arrangements, we were able to direct the activities of and derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs for accounting purposes in accordance with Accounting Standards Condition topic 810 under Financial Accounting Standards Board (“FASB ASC 810”). Accordingly, we have consolidated the financial results of the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Uxin Limited nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. As used in this annual report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries. Investors in our ADSs are not purchasing equity interest in our subsidiaries or the former VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, Uxin Limited.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

Historically, we, through Yougu and Youxinpai, were subject to a series of contractual arrangements with former VIEs and the shareholders of the former VIEs until March 31, 2022.

These historical contractual agreements included equity interest pledge agreements, powers of attorney, exclusive business cooperation agreements, exclusive option agreements. We had evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs because of these historical contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs were consolidated as part of our financial statements for the fiscal year ended March 31, 2022 in this annual report. However, we consider revenues contributed by the former VIEs to be immaterial to our financial performance during the historical periods. Revenues contributed by the former VIEs accounted for 0.1% of our total revenues for the fiscal year ended March 31, 2022. We recorded net loss contributed by the former VIEs of 2.9% for the fiscal year ended March 31, 2022. Our business is primarily conducted through our subsidiaries.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of our Company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of and derive economic benefits from the former VIEs, were effectively terminated. As a result of the Restructuring, the former VIEs have become our wholly owned subsidiaries and we currently operate our business in China directly through our subsidiaries, rather than through any variable interest entity. See “Item 4. Information on the Company—C. Organizational Structure—Historical Contractual Agreements with the Former VIEs and Their Respective Shareholders and the Related Termination Agreements.” However, prior to the Restructuring, our historical contractual arrangements may not be as effective as direct ownership in providing us with control over the former VIEs and the termination of these agreements may incur additional costs. There were and may also be substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to our historical contractual arrangements with the former VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of the former VIEs is found to be or had been in violation of any existing or future PRC laws or regulations, or fail or had failed to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.”

Our corporate structure has been subject to unique risks associated with our holding company structure, including the historical contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs did not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties. The PRC regulatory authorities could disallow our holding company structure which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. Our holding company, our PRC subsidiaries, and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, may affect the historical financial performance of the former VIEs and our Company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has, in recent years, issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.” PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business). In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through the former VIEs. We currently operate such businesses through our PRC subsidiaries, Yougu and Youhan, established in the Shanghai Pilot Free Trade Zone, which are not subject to restrictions on foreign investors maximum shareholding percentage, according to the Notice of the Ministry of Industry and Information Technology on Removing the Restrictions on Foreign-owned Shareholding Percentage in Online Data Processing and Transaction Processing (operating commerce) Business in China (Shanghai) Pilot Free Trade Zone. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, our PRC subsidiaries have obtained all requisite permissions and approvals from the PRC government authorities that are required for the business operations of our PRC subsidiaries, namely (i) the Electronic Data Interchange license, or the EDI license, (ii) Registrations for Used Car Dealers, and (iii) Registrations for Vehicle Maintenance and Repairs, with the details of all these licenses and permissions held by our PRC subsidiaries set forth below:

License/Permission	Holding Entity	Issuing Authority
Electronic Data Interchange license (EDI license)	Youxin (Shaanxi) Information Technology Group Co., Ltd.	Ministry of Industry and Information Technology of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youquan Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youxi Used Car Market Management Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Ningbo) Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youxin Automobile Maintenance Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youche (Hainan) Information Technology Co., Ltd.	The Administrative Department of Commerce of Hainan Province of the People’s Republic of China
Registrations for Used Car Dealers	Youtang (Shaanxi) Information Technology Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Xi’an Yousheng Automobile Sales Service Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Shaanxi) Information Technology Group Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Xi’an Youcheng Vehicle Maintenance Co., Ltd.	Bureau of City Manage and Road Transport of Fengdongxincheng of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Hefei Youzhi Automobile Maintenance Co., Ltd.	Bureau of Road Transport of Hefei of the People’s Republic of China

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

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, pursuant to the New Overseas Listing Rules which became effective on March 31, 2023: (i) in connection with our historical issuance of securities to foreign investors, neither we nor our PRC subsidiaries or the former VIEs are required to obtain any prior permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, if we issue long-term debt securities in the future, we are not required to obtain any permissions or approvals from the PRC government authorities, except that such issuance is subject to the quota requirement of the National Development and Reform Commission, or the NDRC. In addition, on March 26, 2024, we and Xin Gao Group Limited (“Xin Gao”) entered into a share subscription agreement, pursuant to which we issued 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. As of the date of this annual report, we have submitted the necessary filings to the CSRC for the issuance of senior convertible preferred shares to Xin Gao. For more information about the issuance of senior convertible preferred shares to Xin Gao, see “Item 4. Information on the Company—A. History and Development of the Company.”

Additionally, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file any application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors on the grounds that: (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their historical issuance of securities to foreign investors that occurred before such regulations became effective; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors. Furthermore, in the opinion of Beijing DOCVIT Law Firm, neither we nor our subsidiaries or the former VIEs are required to obtain prior permissions or approvals from the PRC government authorities. Lastly, as of the date of this annual report, neither we nor our PRC subsidiaries or the former VIEs have received or were denied any permissions or approvals by the CSRC, the CAC or any other PRC government authorities relating to our historical issuance of securities to foreign investors.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Trading in our securities on U.S. markets, including Nasdaq Global Select Market, will be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we were not at risk of having our securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations regarding registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to completely inspect and investigate registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Uxin Limited to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the Ministry of Commerce or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.” For the fiscal years ended March 31, 2022, 2023 and 2024, Uxin Limited and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs, except that Xin HK Limited made capital contributions of RMB127.3 million, RMB116.4 million and RMB131.9 million (US$18.3 million), respectively, to Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd., or Uxin Hefei, in the fiscal years ended March 31, 2022, 2023 and 2024, and capital contributions of RMB34.5 million and RMB65.7 million (US$9.1million), respectively, to Youtang (Shaanxi) Information Technology Co., Ltd. in the fiscal years ended March 31, 2023 and 2024. UcarShow HK Limited made capital contributions of RMB3.5 million (US$0.5 million) to Youfang (Beijing) Information Technology Co., Ltd. in the fiscal year ended March 31, 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” for details.

Our PRC subsidiaries received RMB50.2 million from the former VIEs for the fiscal year ended March 31, 2022, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations. The former VIEs received RMB66.8 million from our PRC subsidiaries for the fiscal year ended March 31, 2022, which include the repayment of aforementioned cash advances for daily operations. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for the fiscal year ended March 31, 2022. For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.”

There were no other transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2022, 2023 and 2024. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries and the former VIEs to transfer cash or assets. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the former VIEs to transfer cash or assets. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in China—Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries and the former VIEs to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.

Our Mainland China and Hong Kong subsidiaries and the former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders. Additionally, we have no intention to distribute earnings and our PRC subsidiaries have settled amounts with the former VIEs under the historical VIE agreements.

Our company has established a centralized cash management policy to direct how funds are transferred between Uxin Limited and our subsidiaries to improve the efficiency and ensure the security of cash management. Such cash management policies are our management policy and adhere to the applicable laws and regulations. Our company’s cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will allocate the cash to the operating entity after the application for cash requirement is approved by the funds and payment center.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%(3)	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified.
(2)	The hypothetical pre-tax earnings are assumed to equal taxable income in China, without considering timing differences.
(3)	One of our subsidiaries in Mainland China qualifies for a 15% preferential income tax rate from 2020 to 2025. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected;

●	Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations;

●	We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors;

●	We are not profitable and have negative cash flows from operations, which may continue in the future;

●	Failure to acquire attractive inventory, whether due to supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations;

●	Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations;

●	If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected;

●	We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed;

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects; and

●	We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our historical issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities;

●	The PRC government has significant oversight over our business operations in China, and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” for details;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” for details;

●	Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in the annual report based on foreign laws;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries and the former VIEs to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

●	The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China; and

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

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

There is substantial doubt as to our ability to continue as a going concern.

The following factors raise substantial doubt as to our ability to continue as a going concern:

●	We have incurred net losses since inception, and as of March 31, 2024, we had an accumulated deficit in the amount of approximately RMB19,378.7 million (US$2,683.9 million);

●	Our current liabilities exceeded our current assets by approximately RMB658.8 million (US$91.2 million) as of March 31, 2024;

●	Our cash balance as of March 31,2024 was approximately RMB23.3 million (US$3.2 million); and

●	Our net cash used in operating activities was RMB262.4 million (US$36.3 million) in the fiscal year ended March 31, 2024.

Our ability to continue as a going concern is dependent on our management’s ability to increase sales, achieve higher gross profit margin and control operating costs and expenses to reduce operating cash outflows, as well as our financing arrangements, including but not limited to the renewal of existing borrowings and obtaining new debt and equity financings, which in turn, subjects us to various risks, including, among others, risks relating to our ability to maintain and improve our liquidity and financial position.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis that we will continue as a going concern. Facts and circumstances including continuous losses, accumulated losses from operations, net cash used in operating activities and negative working capital raise substantial doubt as to our ability to continue as a going concern. Likewise, the report of our independent registered public accounting firm includes a going concern paragraph that there is substantial doubt as to our ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to continue our operations.

We are not profitable and have negative cash flows from operations, which may continue in the future.

We have not been profitable since our inception in 2011. We incurred net losses of RMB143.2 million, RMB137.2 million and RMB369.5 million (US$51.2 million) in the fiscal years ended March 31, 2022, 2023 and 2024, respectively. In addition, we had negative cash flow from operating activities of RMB845.0 million, RMB251.1 million and RMB262.4 million (US$36.3 million) in the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

We have taken several steps to improve our liquidity and cash position. For more information, see “B. Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” However, However, we cannot guarantee the effectiveness of these measures. Additionally, we may need to continue to invest heavily in various aspects of our operations, such as labor, infrastructure, sales and marketing, to facilitate the expansion of the offline regional markets in the future. These investments may not lead to revenue increase or generate positive cash flow, potentially straining our financial resources.

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

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

●	providing high-quality and value-for-money used vehicles;

●	continue to improve our existing full-range car purchasing service and customer’s satisfaction;

●	launch new services and develop cross-selling opportunities;

●	stabilize our costs and expenses and enhance our efficiency;

●	achieve success with our used car superstores in Xi’an and Hefei, respectively, or Xi’an Superstore and Hefei Superstore;

●	recruit and retain skilled and experienced employees;

●	strengthen relationships with our business partners;

●	enhance our risk management and internal control;

●	upgrade our technology and continue to innovate; and

●	maintain and enhance the network effects of our platform.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

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

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The competent regulatory authorities for each of the critical industries and sectors shall be responsible for formulating eligibility criteria and determining the identity of critical information infrastructure operator in such industry or sector. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations. The Draft Regulations provide that data processors refer to individuals or organizations that, during their data processing activities such as data collection, storage, utilization, transmission, publication and deletion, have autonomy over the purpose and the manner of data processing. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for certain activities, including, among other things, (i) the listing abroad of data processors that process the personal information of more than one million users and (ii) any data processing activity that affects or may affect national security. However, there have been no clarifications from the relevant authorities as of the date of this annual report as to the standards for determining whether an activity is one that “affects or may affect national security.” In addition, the Draft Regulations requires that data processors that process “important data” or are listed overseas must conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, the Draft Regulations was released for public comment only, and their respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulation remains unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, including our company.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

Our limited operating history in certain of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, we have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first used car superstore in Xi’an has been in operation in March 2021 and our second used car superstore in Hefei has been in operation since November 2021. In December 2022, we had completed the relocation and upgrade of our Xi’an Superstore. The upgraded Xi’an Superstore reopened for business as the largest fully self-owned used car marketplace in Northwest China with a showroom capacity of up to 3,000 vehicles to meet the used car consumption demand in the city of Xi’an and its surrounding areas.

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

Since the built up of our own inventory since September 2020, most of our revenues are derived from vehicle sales. Before we built our own inventory, most of our revenues were derived from the fees we charged from transactions on our platform, such as commission fee and value-added service fee from our 2C business. Prior to the divestiture of our 2B business, we also generated transaction facilitation service fee from the 2B business. Maintaining and growing our revenues depends on a number of factors, including:

●	our ability to offer high-quality and value-for-money used cars to our customers;

●	our ability to deliver satisfactory online used car transaction experience to our customers;

●	our ability to attract consumers to our platform;

●	the average unit price of used cars sold on our platform, which may decrease if we adjust down the price range of used cars available on our platform or enter into lower-tier city markets, or as a result of declining selling prices of new cars;

●	our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

●	fluctuation in other macro-economic changes.

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

Prior to divesting our loan facilitation business to Golden Pacer announced in July 2019, we provided guarantees to our financing partners for historical consumer auto loans. Since November 2019, following the divestiture, we have ceased to provide loan facilitation related guarantee services and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank. Additionally, we settled the remaining guarantee liabilities for historically-facilitated loans with WeBank in July 2020. As of March 31, 2024, we have no outstanding guarantee obligations in relation to our historically facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as they were not independent from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether our historical arrangements with certain financial institutions would be deemed as operating financing guarantee business in violation of PRC laws or regulations. If regulatory authorities determine that we were or are operating financing guarantee business, we may need to obtain approval or a license for such business, which could adversely affect our business, results of operations and financial conditions.

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

The massive data that we have processed and stored makes us or third-party service providers who host our servers an easy target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins, or similar disruptions. Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our platform, and other material adverse effects on our operations, during transfer of data or at any time, and result in persons obtaining unauthorized access to our systems and data. Our systems may be subject to infiltration as a result of any third-party action, employee error, malfeasance or otherwise. While we have taken reasonable steps to protect the confidential information that we have access to, techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential customer and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of any third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

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

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. As of March 31, 2024, we have not recorded any accrual for expected loss payments related to these cases and do not believe any of these claims is material to our overall business operations. However, we cannot predict the outcome of these cases or reasonably estimate any potential loss due to the current status of the proceedings. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Since our inception, we have raised substantial financing to support the growth of our business. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies. We issued convertible notes in the total principal amount of US$280 million in 2019, of which US$50 million and US$69 million in principal amount were converted into Class A ordinary shares on July 23, 2020 and July 12, 2021, respectively. In October 2020, we completed private placements with GIC and Wells Fargo for subscription of our Class A ordinary shares for an aggregate amount of US$25 million. In addition, we entered into definitive agreements with NIO Capital and Joy Capital in June 2021 for the subscription of senior convertible preferred shares, or the 2021 Subscription Agreement, to raise an aggregate amount of up to US$315 million. The first closing for US$100 million was completed on July 12, 2021 and the second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In January 2022, we entered into a definitive agreement with NIO Capital and Joy Capital to extend the expiration date of aforementioned warrants from January 12, 2023 to January 12, 2024. In addition, we entered into definitive agreements with NIO Capital in June 2022 for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which are payable in multiple installments. In April 2023, we and NIO Capital entered into additional agreements regarding the settlement of then outstanding amount of US$81.6 million of the foregoing purchase price. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) such outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfil its payment obligations by December 31, 2024 regarding the outstanding purchase price of US$9.4 million pursuant to the definitive agreements we entered into with NIO Capital in June 2022. In June 2023, we have entered into a definitive agreement with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants which provide the right to purchase up to 261,810,806 senior convertible preferred shares at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated. In September 2023, we entered into an equity investment agreement with Hefei Construction Investment North City Industrial Investment Co., Ltd. (the “Hefei Construction Investment”). Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment for the subscription of approximately 12.02% of the equity interests in Uxin Hefei in October 2023. For more information about the issuance of senior convertible preferred shares to Xin Gao, see “Item 4. Information on the Company—A. History and Development of the Company.” On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. See “B. Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.” On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026. Despite these and any future further financing activities, we cannot guarantee that additional funds to support our business will be available on reasonable terms, or at all when we need them.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution. Specifically, pursuant to the currently effective certificate of designation and preferred shares, if, at any time while any senior convertible preferred shares are outstanding, we or any of our subsidiaries, as applicable, sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any (a) ordinary shares, or (b) any rights, options or warrants to acquire ordinary shares and any depositary shares (including, without limitation, the ADSs), notes, debentures, preference shares or other equity securities or rights, which are ultimately convertible or exercisable into, or exchangeable for, ordinary shares entitling any person to acquire ordinary shares or ADSs at an effective price per share that is lower than the then applicable Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) of such senior convertible preferred share, then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance, the applicable Conversion Price for such senior convertible preferred shares shall be reduced to equal the Base Conversion Price, subject to certain exceptions, in which case the number of ordinary shares convertible from the foregoing such senior convertible preferred share will correspondingly increase.

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

We are subject to the risks and uncertainties associated with certain investor’s repurchase rights.

Under the terms of an equity investment agreement with Hefei Construction Investment, signed on September 20, 2023, the investor will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment for the subscription of approximately 12.02% of the equity interests in Uxin Hefei in October 2023. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will be capped at 50%. For more information about this transaction, see “Item 4. Information on the Company—A. History and Development of the Company.” Both parties hold significant repurchase rights under this agreement. Specifically, while we retain the right to buy back the equity interests from Hefei Construction Investment at any time, the investor similarly possesses the right to request that we repurchase their equity interests at potentially any point during the agreement’s tenure when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement.

Furthermore, on July 8, 2024, we, through our wholly-owned subsidiary Uxin (Anhui) Industrial Investment Co., Ltd., or Uxin Anhui, entered into an equity investment agreement with Zhengzhou Airport Automobile Industry Co., Ltd., or Zhengzhou Airport Industry, to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd., or Uxin Zhengzhou, as our subsidiary in Zhengzhou. For more information about this transaction, see “Item 4. Information on the Company—A. History and Development of the Company.” Both parties hold significant repurchase rights under this equity investment agreement. Specifically, while Uxin Anhui retains the right to buy back the equity interest from Zhengzhou Airport Industry at any time, subject to necessary regulatory approvals, Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertake to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of Repurchase Obligations.

If Hefei Construction Investment or Zhengzhou Airport Industry opts to exercise their respective repurchase rights, we may be required to secure substantial funds to buy back the equity interests. This demand for liquidity could coincide with other financial obligations or during a period of tightened cash flows, thereby straining our financial resources. The request for a repurchase could come at a time when market conditions are unfavorable, which may necessitate fundraising under less favorable terms or divesting assets at suboptimal prices to fulfill the repurchase obligation, in which case our business, results of operations, financial condition and prospects could be adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the fiscal year ended March 31, 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2024. In addition, since we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we will also be subject to the requirement that an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting, if we become a large accelerated filer or an accelerated filer. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report concluding that our internal control over financial reporting is ineffective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. The war in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. See “—We may need additional capital to achieve our business targets and respond to market opportunities. If we could not obtain sufficient capital through either debt or equity, our business, operating results and financial condition could be materially harmed.”

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

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018, November 2018 and April 2024, referred to as the Amended and Restated Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 622,873,386 ordinary shares.

For the fiscal years ended March 31, 2022, 2023 and 2024, we recorded an aggregate of negative RMB26.5 million, RMB47.3 million and RMB47.1 million (US$6.5 million), respectively, in share-based compensation expenses related to the equity awards granted under the Amended and Restated Plan. As of March 31, 2024, our unrecognized share-based compensation expenses related to the share options and restricted share units amounted to RMB86.2 million (US$11.9 million). We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. Surges in internet traffic on our platform, regardless of the cause, may seriously disrupt services we provide through our platform and in-store or cause our technology systems and our platform to shut down. If we experience technical problems in delivering our services over the internet either at national or regional level or system shutdowns, we could experience reduced demand for our services, lower revenues and increased costs. Consequently, our business, results of operations and financial condition would be adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operation.

Our business could be adversely affected by the effects of other epidemics such as COVID-19, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, or Severe Acute Respiratory Syndrome, or SARS. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese and global economy in general.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.

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

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs which have become wholly owned subsidiaries of the Company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of and derive economic benefits from the VIEs, were effectively terminated. As a result of the Restructuring, the VIEs have become our wholly owned subsidiaries and we currently operates our business in China directly through our subsidiaries, rather than through any variable interest entity.

We, through the former VIEs, had been historically subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. Because of these contractual arrangements, we were considered as the primary beneficiary of the former VIEs in China and accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the fiscal years ended March 31, 2022 in this annual report.

Although we have completed the Restructuring in March 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. No service fee was accrued or paid by the former VIEs according to the contractual agreements as the services provided were immaterial during the historical periods. The consideration for termination of the historical contractual arrangements with the former VIEs was the same as the loan amount under the contractual agreements, therefore, there was no cash transfer for the termination of the contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our contractual arrangements with the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the former VIEs’ operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. In the opinion of Beijing DOCVIT Law Firm, our counsel regarding certain PRC legal matters, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment and we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, in the opinion of Beijing DOCVIT Law Firm, our counsel regarding certain PRC legal matters, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities on July 6, 2021, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. It is uncertain whether we would be deemed as a CIIO or an online platform operator which is under the censorship of the Review Measure in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The PRC governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs being offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) 50% or more of the issuer’s revenue, profit, total assets or net assets as documented in the issuer’s audited consolidated financial statements in the most recent financial year is accounted by domestic companies; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; or (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines ranging from RMB1 million to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

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

As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our historical issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors as of the date of this annual report on the grounds that: (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their historical issuance of securities to foreign investors that occurred before such regulations became effective; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors.

Furthermore, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted and the Draft Regulations have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, (ii) as of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and (iii) we have not received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection that could have a material and adverse effect on our business, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

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

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for shareholder investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC and no entities or individuals may provide documents or materials in connection with its securities activities to the overseas without proper authorization. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law have yet to be available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. See also “—Risks Related to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Changes in international trade policies and rising political tensions, particularly between the U.S. and China, may adversely impact our business and operating results.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. The progress of trade talks between U.S. and China is subject to uncertainties, and there can be no assurance as to whether the United States will maintain or reduce tariffs, or impose additional tariffs on Chinese products in the near future. The United States may take further actions to eliminate perceived unfair competitive advantages created by alleged manipulating actions. Changes to national trade or investment policies, treaties and tariffs, fluctuations in exchange rates or the perception that these changes could occur, and could adversely affect our results of operations and financial condition.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to utilize cash held in mainland China or generated by a PRC entity to fund our operations outside of mainland China or pay dividends in foreign currencies to our shareholders, including holders of our ADSs. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities (including currency conversion), if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities (including currency conversion) in the future, the funds in our Hong Kong entities, likewise, may not be available to meet our currency demand. See “Item 3. Key Information—Cash and Asset Flows through Our Organization.”

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As of the date of this annual report, except for the PRC subsidiaries with no employees, all of our PRC subsidiaries have obtained and applied for social insurance registration. However, given the evolving changes of the laws on social insurance, we cannot guarantee that we are able to make adequate contribution for each employee in a timely and appropriate manner at all times. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a qualified PRC agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The PRC agent shall amend the SAFE registration within three months in the event that there are any material changes to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

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

We are a Cayman Islands holding company and we have three Cayman Islands subsidiaries, five British Virgin Islands subsidiaries, and ten Hong Kong subsidiaries which in turn hold controlling equity interests in 54 PRC subsidiaries as of the date of this annual report. If we and our Cayman Islands and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete inspections and investigations against registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections going forward. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting in the future could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On August 29, 2022, the SEC conclusively listed Uxin Limited as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended March 31, 2022. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if the PCAOB, for two consecutive years, is unable to inspect or completely investigate PCAOB-registered public accounting firms headquartered in mainland China. As a result, the Nasdaq may determine to delist our securities.

Based on the above, trading in our securities on U.S. markets, including Nasdaq Global Select Market, would be prohibited under the HFCAA if the PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, or the 2021 Determinations, to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. Accordingly, the PCAOB vacated its previous 2021 Determinations. As a result, we were not at risk of having out securities subject to a trading prohibition under the HFCAA unless a new determination is made by the PCAOB. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations regarding registered accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely registered accounting firms based in the mainland China and Hong Kong. The possibility of being a Commission-Identified Issuer and risk of delisting in the future could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited.

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

The trading price of our ADSs has been volatile since our ADSs became listed on Nasdaq on June 27, 2018. The trading price of the ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;

●	actual or anticipated fluctuations in our quarterly results of operations;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new service offerings, solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	conditions in China’s used car market and used car consumer financing market;

●	changes in the operating performance or market evaluations of other e-commerce platform for buying and selling used cars;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	short seller reports that make allegations against us or our affiliates, even if unfounded;

●	potential litigation or regulatory investigations; and

●	general economic or political conditions in China or elsewhere in the world.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. We have also issued senior convertible preferred shares, which have the rights, preferences, privileges and restrictions set out in our memorandum and articles of association. On March 27, 2024, all of our then issued and outstanding senior convertible preferred shares were converted into Class A ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our dual-class share structure, and each senior convertible preferred share is entitled to that number of votes equal to the largest number of whole Class A ordinary shares into which each such senior convertible preferred share could be converted. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof or direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or any entity which is not an affiliate of such holder, or (ii) the direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares to any person that is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares, or (iii) of Mr. Kun Dai ceases to be the ultimate beneficial owner of any outstanding Class B ordinary shares.

As of July 23, 2024, Mr. Kun Dai, the beneficial owner of all our issued Class B ordinary shares, beneficially owned 3.3% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details on ordinary shares beneficially owned by Kun Dai. As a result of the dual-class share structure, holders of Class B ordinary shares may have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. The dual-class share structure may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. The dual-class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. To our knowledge, certain of our shareholders, including those affiliated with Mr. Kun Dai, our chairman and chief executive officer, had pledged a total of 14,764,090 Class A ordinary shares held by record of BOCOM International Supreme Investment Limited, that represent approximately 0.03% of our outstanding share capital as of July 23, 2024 in favor of third-party note subscribers in connection with certain notes. Most of the proceeds from such notes were used to fund the purchase of shares in our company in the latest rounds of pre-IPO equity financings. The notes became due in December 2019. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” If any note subscriber enforces its security interests in such pledged shares upon an event of default or any borrower needs to use the pledged shares to repay the note, the pledged shares may be sold on the public market. On September 2, 2020, one of the third-party note subscribers issued a notice to BOCOM International Supreme Investment Limited declaring that an event of default had occurred and such note subscriber exercised its call option accordingly. As of the date of this annual report, BOCOM International Supreme Investment Limited was in discussion with such note subscriber on the details and mechanisms of the potential share transfer. Furthermore, in connection with a loan in the principal amount of US$150.0 million under a facility agreement entered into between Kingkey New Era Auto Industry Limited as borrower and China Minsheng Banking Corp. Ltd. Hong Kong Branch and Huangpu Investment Holding Limited as lenders, Huangpu Investment Holding Limited enforced its security interests in shares pledged by Kingkey New Era Auto Industry Limited and as a result, 61,129,800 Class A ordinary shares were transferred to Huangpu Investment Holding Limited on May 17, 2021. Huangpu Investment Holding Limited disposed of these securities in December 2021. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited and BOCOM International Supreme Investment Limited, Mr. Dai beneficially owned an aggregate of 3.3% of the total voting power of our company as of July 23, 2024. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. See “Item 16G. Corporate Governance” for a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in our transaction with NIO Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d) without seeking shareholder approval, in adopting our 2018 Second Amended and Restated Share Incentive Plan in November 2018 without seeking shareholder approval and did not hold an annual shareholders meeting for the fiscal year of 2024. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq’s requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq’s requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors. If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, and capital gains. Goodwill and other intangible assets are generally treated as active assets to the extent associated with business activities that generate active income. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended March 31, 2024. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior Annual Reports on Form 20-F, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. If the value of our assets (including our goodwill and other intangible assets) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase, including as a result of our potential future inability to operate as a going concern. If we cease to operate as a going concern, our PFIC status may be adversely affected as a result See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—There is substantial doubt as to our ability to continue as a going concern.”

If we are a PFIC for any taxable year during which a U.S. Holder (defined below) owns an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owns ADSs or Class A ordinary shares that such Holder owned during any portion of 2019, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to their particular circumstances. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

On April 4, 2023, we and NIO Capital entered into additional supplemental agreements to amend the 2022 Subscription Agreement, pursuant to which the payment method of purchase price payable under the 2022 Subscription Agreement is revised to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price and have also fully performed our outstanding payment obligations under certain promissory notes originally issued in June 2019 and amended in June 2021, totaling an aggregate of US$61.6 million, held by NIO Capital.

On June 30, 2023, we have entered into a definitive agreement with Alpha and Joy Capital, or 2023 Warrant Amendment, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants that provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023.

On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The closing of the foregoing transaction has led to a reduction in the conversion price, from US$0.14 per Class A ordinary share to US$0.0457 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB278.8 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment for the subscription of approximately 12.02% equity interests in Uxin Hefei in October 2023. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City.

On December 29, 2023, Uxin Limited announced a change in ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares (the “Second ADS Ratio Change”). The Second ADS Ratio Change became effective on January 16, 2024.

On March 1, 2024, we held an extraordinary general meeting of our shareholders and the shareholders passed an ordinary resolution that the authorized share capital of our company be increased by the creation of an additional 190,000,000,000 new Class A ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”), such that, following the Share Capital Increase, our authorized share capital became US$20,000,000 divided into 200,000,000,000 shares comprising of (i) 198,180,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 1,720,000,000 senior preferred shares of a par value of US$0.0001.

On March 18, 2024, our Board of Directors authorized by written resolutions the re-designation of 8,180,000,000 authorized but unissued Class A ordinary shares as 8,180,000,000 senior preferred shares (the “Re-designation”), such that, following the Re-designation, our authorized share capital is US$20,000,000 divided into 200,000,000,000 shares comprising of (i) 190,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each and (iii) 9,900,000,000 senior preferred shares of a par value of US$0.0001.

On March 18, 2024, we entered into a term sheet with Xin Gao and an investment fund specializing in automatable industry (the “NC Fund”) to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.” The closing of the foregoing transaction has led to an reduction in the conversion price, from US$0.0457 per Class A ordinary share to US$0.004858 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB1,781.5 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

On March 27, 2024, by virtue of the consents of the requisite holders of senior convertible preferred shares, the 1,440,922,190 senior convertible preferred shares issued to Xin Gao on March 26, 2024 were converted into 1,440,922,190 Class A ordinary shares, and all the other senior convertible preferred shares then issued and outstanding were also converted into Class A ordinary shares at the applicable conversion prices.

On July 8, 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou to support our plan to establish a new used car super store in Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Anhui has the right to acquire Zhengzhou Airport Industry’s equity interests in Uxin Zhengzhou, subject to necessary regulatory approvals, and Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertake to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of the Repurchase Obligations.

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

We are a leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment in China. With our inventory-owning model, we provide our customers a comprehensive transaction solution that encompasses the entire value chain, ranging from used-car acquisition, inspection and reconditioning, warehousing, as well as pre-sales and after-sales services. We offer high-quality and value-for-money used cars as well as superior full suites of services to customers through a reliable, one-stop and hassle-free transaction experience. Empowered by our omni-channel sales approach, we are able to establish market leadership by serving customers both nationwide through our online platform and in selected regions through our offline used car superstores.

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

In September 2020, we started to shift to an inventory-owning model from a third-party inventory commissioned-based model, aiming to better control our supply chain and deliver higher-quality used cars and higher transaction certainty to our customers.

Meanwhile, to further strengthen our ability to provide high-quality and value-for-money used cars, we have been building our own used car superstores where we can recondition all retail inventory to a “like new” condition. Our first used car superstore in Xi’an has been in operation in March 2021. Furthermore, we completed the relocation and upgrade of our Xi’an Superstore in December 2022. The upgraded facility has an annual production capacity of 40,000 vehicles and an extended showroom capacity of up to 3,000 vehicles, making it the largest fully self-owned used car marketplace in northwest China. In September 2021, we entered into a strategic partnership with Changfeng County Government of Hefei City to jointly invest in and build the industry-leading Hefei Superstore in Changfeng, Hefei. With a total investment of up to RMB2.5 billion, the Hefei Superstore is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide us with a stable and large supply of high-quality used vehicles in the coming years. The phase one of Hefei Superstore has been in operation since its launch in November 2021. The Hefei Superstore has a total construction area of 450,000 square meters, comprising of used car reconditioning factories and used car warehouse-style showrooms capable of showcasing up to 10,000 vehicles. It serves as a central hub for our expansion plans in the used car industry, anchoring in Hefei City and extending its reach across the Anhui Province and facilitating sales nationwide. On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment for the subscription of approximately 12.02% of the equity interests in Uxin Hefei in October 2023. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City. In July 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Zhengzhou aims to support our plan to establish a new used car super store in Zhengzhou.

In addition to reconditioning retail used cars, our used car superstores, as a type of warehouse stores, offer local customers and customers within Shaanxi and Anhui provinces with in-store visit and purchase options. Accordingly, we have shifted from an online-only sales approach to an omni-channel sales approach, which integrates online sales into its warehouse-style operation.

Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in terms of buying used cars from other cities and regions, lack of transparent and reliable information on car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform is able to address these pain points by providing customers with a reliable and one-stop car buying experience and enabling customers to select from our own inventory of selected used cars nationwide and access various car-related value-added products and services throughout China. We now have much stronger control and management over the entire value chain and improved ability to provide high-quality used car products and premium services. We have started to track customer satisfaction via monitoring NPS (net promoter score) since the second quarter of 2020 and have made remarkable progress over the past years. We have significantly improved our average NPS per year from 31 for the fiscal year 2021 to 61 for the fiscal year 2024.

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

Our acquired vehicles that meet our retail standards will be delivered to our Xi’an Superstore or Hefei Superstore for further inspection and reconditioning, and then sold to customers, which we refer to as our retail vehicle sales business. We acquire vehicles for sale through numerous sources, including directly from consumers, auction platforms and car dealerships. As we have such rich sources for vehicle acquisition, we are able to have greater access to used cars at more favorable prices and enjoy greater flexibility in offering more competitive prices to customers. The vehicles that we acquire from customers, either as trade-ins or independent of a retail sale, and that do not meet our retail standards to list and sell will be wholesaled via offline channels, which we refer to as our wholesale vehicle sales business. In addition, in order to boost cash turnover, we may increase the proportion of wholesale vehicle sales by wholesaling certain vehicles that meet our retail standards but nevertheless do not suit our design of retail inventory composition.

For the fiscal year of 2024, our vehicle sales volume was 15,550, among which retail vehicle sales volume was 10,179 and wholesale vehicle sales volume was 5,371, respectively.

Others

We also generate other revenues from commissions earned from our financing and insurance partners and from provisions of warranty and repair services.

Customer journey in our vehicle sales business

For a typical Uxin Used Car customer, there are two ways to buy used cars from Uxin: online purchase for nationwide customers or in-store purchase at our used car superstores for regional customers.

Online purchase journey for nationwide customers

A customer’s online purchase journey is as follows:

●	Online vehicle search: We provide an intuitive user interface to help the customer navigate through a vast selection of used cars. The customer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the customer’s specific needs and requirements, which can make the decision-making process much more efficient. As we improve the quality and price competitiveness of the used-car inventories under our inventory-owning model, we provide customers with wider choice of high-quality value-for-money used cars.

●	Vehicle selection: Transaction process on our online platform is highly transparent. Customers are able to easily acquire basic information of each car listing on our platform, such as photos of the interior and exterior of a car. Furthermore, an in-depth car condition report generated by our Jiancebao (检测宝) system, is available to assist our customers’ vehicle selection. The car condition report provides an evaluation of the vehicle’s condition in accordance with the national standard–GB/T 30323 “Technical Specifications for Appraisal and Evaluation of Used Vehicles.” It includes a clear definition and standard for vehicle mileage adjustment, assessment of structural damage, water damage, and fire damage. Additionally, it includes a maintenance list of the vehicle, information about any historical accidents, and details about the vehicle’s maintenance history. This comprehensive report ensures that our customers are fully informed about the condition of the vehicles listed. Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value, all of which would enable the customer to make a more informed buying decision.

●	Products and services: When searching for used cars, the customer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the customer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.

●	Customer support: In a similar way to click-and-buy shopping, our online platform allows used car buyers to virtually navigate the listing information, make informed decisions, lock in their favorite cars, place order and complete the transaction online without the assistance of a sales consultant. At any step of the transaction process, the customer can also contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition, car selection, title transfer, vehicle registration and used car financing options. Our AI-enabled sales consultant assistance system, which integrates Lingxi (灵犀) intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the customer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries and answers all sorts of questions that may arise in connection with the car purchased by the customer, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.

●	Signing and delivery: Customers can either purchase the car with full payment or in installments utilizing different financing options. After the customer enters into contracts with us and makes the down payment, our nationwide logistics and delivery service ships the car in a timely manner to the customer’s nearest fulfillment center. When the car arrives, our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition and carry out thorough cleaning and disinfection process. Once confirmed that the car is in good condition, we will invite the customer to our fulfillment center to inspect and pick up the car. The customer will make the rest of the payment at the fulfillment center. Once all procedures are completed, we will help our customer to register the car at local vehicle bureau and complete title transfers. If a customer is unable to pick up the car in person, we provide door-to-door car shipping services.

●	After-sale warranty: Every certified used car currently carries a 7-day unconditional return policy and lifetime refund policy covering certain major damages caused by severe accidents that occurred prior to the sale but were not originally identified through Uxin’s certificate program. We provide these warranty programs to the customer for no extra charge.

In-store purchase journey at our used car superstores for regional customers

Our used car superstores are able to directly serve regional customers in Xi’an and Hefei and also cover customers in Shaanxi and Anhui provinces. All of the products, transaction processes and services are the same as that of online purchase journey, with the only difference being that customers can visit our used car superstores to have a clearer picture of the cars being offered and can pick up the car of their choice on the same day. Our in-store sales personnel are able to provide services and support to these customers from every aspect of their buying journey. In-store purchase is more convenient for regional customers and also caters to the buying habits of most customers.

We believe the combination of online and in-store purchase best tailors to the purchasing demands of our Chinese customers. As we further expand our customer base and increase word-of-mouth marketing through regional superstores, we will further improve our brand image and build trust among our customers, which will allow us to further boost our online sales.

Our Services

Our full suites of services provide customers with one-stop buying experience, for instance, we assist customers in dealing with a wide range of post-sale matters leveraging our expertise in the industry. Our omni-channel used car transaction business provides the following crucial service components:

●	Sales services. We have upgraded and transformed the entire online used car buying process and our online consulting team is able to deliver timely vehicle consulting services and facilitate a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our after-sales services delivered through online chat and hotlines to ensure high customer satisfaction. Since our Xi’an Superstore and Hefei Superstore have been in operation in 2021, we have expanded our offline service teams in both superstores to offer all-around and seamless services to our offline customers. Under our omni-channel sales approach, we provide the same reliable, one-stop and hassle-free transaction services to customers no matter they purchase through our online platform or from our superstores.

●	Value-added products and services. In addition to vehicle sales services, we also have a wide range of car-related value-added products and services. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers and refer their auto insurance products to our customers. As of March 31, 2024, we partnered with five financing solution providers and six insurance companies.

●	Warranty and repair services. As part of our after-sale warranty, every used car bought from us currently carries a 10-year refund policy covering certain major damages caused by severe accidents that existed prior to the sale. In addition, our extended warranty services provide customers with different extended warranty solutions. Our maintenance service network covers nearly 300 prefecture-level cities across China. Our maintenance review team reviews the maintenance plan and ensures our maintenance quality. Our service consultants provide one-on-one exclusive after-sales services to improve our customers’ purchasing experience.

●	Nationwide door-to-door delivery services. A used car can be delivered to our fulfillment center and picked up by our customer in person. For cities with no fulfillment center, we provide door-to-door car shipping services leveraging our nationwide logistics network. Our logistic and delivery network covers more than 300 cities in China. With our industry-leading logistic routing system, a used car sold through our platform can be delivered to our customers typically within four days.

●	Nationwide title transfers and vehicle registration. For the retail vehicle sales under our inventory-owning model, Uxin owns the titles of the cars before they are sold to our customers. Following the completion of a transaction, the title will be transferred to our customer. We also offer flexible and comprehensive vehicle registration solutions to assist our customers from different cities in obtaining local license plates, which greatly reduces their waiting time. As of March 31, 2024, we partnered with title transfer service providers in nearly 250 cities nationwide to handle the entire title transfer process for our customers.
64

Our Capabilities

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, reconditioning capabilities, one-stop services capabilities and unique omni-channel used car transaction fulfillment capabilities.

●	Data Analytics and Technology Capabilities: With a significant amount of data accumulated on our platform for more than 10 years since our inception in 2011, including user behavioral data, and data on used cars and used car transactions, we are able to continue to innovate our proprietary technologies. Our patented and industry-leading car inspection system, Jiancebao(检测宝), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides pricing for the sale of each used car based on the car’s specific condition. In addition, based on a wealth of data we have on user behavior, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to customers by analyzing their preferences, which make it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand customer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, enabling us to create more effective sales strategies.

●	Reconditioning Capabilities: Equipped with our inspection and reconditioning experts and professional equipment, our used car superstores are able to recondition all retail vehicles to a “like new” condition, and streamline and standardize the entire reconditioning process, thereby greatly improving both quality and efficiency of our operations. By implementing sustainable supply chain practice and zero-waste policy, we optimize the reconditioning costs and offer our customers high-quality vehicles at attractive prices. We have accumulated and set up an integrated database of reconditioning standards and processes. In addition, we have adopted an advanced and intelligent reconditioning technology, which is more efficient, cost-effective, and environmentally friendly. After our Hefei Superstore in Changfeng, Hefei is fully completed and put into operation in the next few years, we expect the plant to have an annual production capacity of 60,000 to 100,000 vehicles, which is expected to provide Uxin with a stable and large supply of high-quality used vehicles in the coming years. Furthermore, we completed the relocation and update of our Xi’an Superstore in December 2022. The reconditioning factory in Xi’an has an annual capacity of 40,000 units to ensure that we have a large-scale supply of high-quality used cars.

●	Nationwide Logistic and Delivery Capabilities: We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS) and transportation management system (TMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning. As a result, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within five calendar days via our logistics and delivery network.

Technology

We leverage sophisticated technology to provide a differentiated customer experience and improve our operations.

Jiancebao (检测宝) inspection system

Our proprietary Jiancebao (检测宝) system is an integrated and interactive vehicle inspection system. A significant portion of the inspection process is automatically conducted by our proprietary and state-of-the-art technology. The automatic inspection is enabled through wearable digital glasses to record the inspection process, automatic diagnostics of car condition from image recognition technology that can automatically identify certain car condition. A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, endoscopy, a vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process. After each inspection, our system automatically generates a comprehensive standardized inspection report. Each condition report includes extensive information on, among many other data points, the exterior and interior of the car, structure and engine condition. Our upgraded inspection system involves a standard procedure that covers more than 750 documented check points. As a result, our inspection system improves both inspection accuracy and efficiency. As of March 31, 2024, we had 12 patents in relation to vehicle inspection.

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

Our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 177,379 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database.

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

Marketing and Brand Promotion

In terms of online marketing strategies, we obtained sustainable customer traffic by displaying our vehicles on e-commerce platforms for used cars. We also sell our vehicles through live steaming which enhanced our brand recognition and attracted more targeted customers. We also collaborated with internet celebrities to raise the awareness of our superstores. In terms of offline marketing strategies, we have implemented cost-effective marketing strategies, such as hosting events at our superstores. By continuously improving our marketing efficiency, we have reduced the cost of customer acquisition while significantly increasing our customer traffic and enhancing our brand recognition.

As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. In 2021, we were awarded the Outstanding Member of China Automobile Dealers Association and won the General Business Award issued by China Automobile Dealers Association. In 2022, we were awarded the 2021-2022 Industry Quality Breakthrough Award by China Business Herald, Most Valuable Social Service Company by Zhitongcaijing as well as the 10th Hubei Auto Jinlun Prize–the Premier Used Car Brand by Hubei Daily. In 2023, we were awarded the Outstanding Used Car Dealer of the Year for the Anhui Automobile Industry, the Best User Experience Award in the used car circulation sector at the China Internet Economy Forum, and the Innovative Enterprise of the Year for Industry Quality at the Seventh Annual Northwest Automobile Market Awards. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

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

Intellectual Properties

Our intellectual property contributes to our competitive advantages among e-commerce platforms for used cars in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of March 31, 2024, we had obtained 131 patents (of which 27 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the divestiture of 2B businesses to 58.com or the 2B Divestiture), 1,222 trademarks (of which 12 trademarks have been non-exclusively licensed and 90 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 275 software copyrights (of which 18 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 13 works copyrights (of which one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 40 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

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

Environmental protection

We believe it’s important to manage our carbon emissions and improve our ability to cope with the challenges brought by climate changes. We identified climate-related risks and opportunities and have implemented a series of measures to use cleaner energy, reduce energy consumption, enhance the efficiency of our day-to-day business operation, and limit our carbon footprint. For example, we have implemented “5S” management (Seiri, Seiton, Seiso, Seiketsu and Shitsuke) to eliminate waste in reconditioning, and used environmentally friendly water-based paint and smart refurbishment process during reconditioning and repair process to save energy. Leveraging our self-developed logistics and delivery network, we have helped reduce the empty-runs rate, energy consumption and air pollution. We also actively advocate the concept of “5R” environmental protection (Reduce, Reuse, Repair, Recycle and Reject) and paperless office.

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

Amended Company Law

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC. On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended Company Law of the PRC, which will come into effect on July 1, 2024, to supersede the existing PRC Company Law which was amended in October 2018. The major revisions made by the amended PRC Company Law included improving the system for the establishment and liquidation of companies, optimizing organizational structures of companies, improving the capital system of companies, strengthening the responsibilities of the controlling shareholder and management staff, and enhancing the social responsibilities of companies, etc. With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. According to the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued on July 1, 2024, for companies registered and established before June 30, 2024, if the remaining subscription period of a limited liability company exceeds 5 years from July 1, 2027, it shall adjust its remaining subscription period to within 5 years before June 30, 2027 and record such adjustment in the company’s articles of association. Shareholders shall pay the registered capital in full within the adjusted period. If a company fails to adjust the capital subscription period and registered capital in accordance with these regulations, the company registration authority shall order such company to make corrections; if such company fails to make corrections within the prescribed time limit, the company registration authority shall make public announcement to the society. According to the Company Law of the PRC, where any shareholder fails to make capital contributions on the date of capital contribution as provided for in the articles of association, the equities of such shareholder for which the capital contribution has not been paid shall be forfeited.

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

Regulation Relating to Foreign Investment Restriction on Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Regulation, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016, except as otherwise provided by MIIT, the ultimate foreign equity ownership in a value-added telecommunications services provider shall not exceed 50%. Pursuant to the Circular of Ministry of Industry and Information Technology concerning Lifting Restrictions on the Proportion of Foreign Equity in Online Data Processing and Transaction Processing Business (Operating E-commerce Business) promulgated by the MIIT on June 19, 2015, the online data processing and transaction processing businesses (operating e-commerce business) could be 100% owned by foreign investors. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to Sino-foreign joint ventures in very limited circumstances. However, pursuant to the latest amendment to the Regulations for Administration of Foreign-invested Telecommunications Enterprises issued by the State Council in March 2022, which came into effect on May 1, 2022, several provisions, including the requirement that such major foreign investors described above to have a good and profitable record and operating experience in the industry, had been removed.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Invention patent is valid for 20 years, design patent is valid for 15 years, and utility model patent is valid for 10 years. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2019, we had been issued 84 patents in the PRC.

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

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign invested Enterprises, or the SAFE Circular 19, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, effective on June 9, 2016 and was amended on December 4, 2023, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for purposes beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

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

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, and was amended on December 4, 2023, which, among other things, allows all Foreign-Invested Enterprises to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, the NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital.

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

On February 17, 2023, the CSRC, as approved by the State Council, released the Overseas Listing Trial Measures. According to the Overseas Listing Trial Measures, domestic companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Trial Measures refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in the Chinese mainland, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in the Chinese mainland, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) 50% or more of the issuer’s revenue, profit, total assets or net assets as documented in the issuer’s audited consolidated financial statements in the most recent financial year is accounted by domestic companies; and (ii) the majority of its business operations are conducted in the Chinese mainland or its principal place of business is located in the Chinese mainland, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the Chinese mainland. According to the Overseas Listing Trial Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; or (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers. According to the Overseas Listing Trial Measures, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines ranging from RMB1 million to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Overseas Listing Trial Measures.

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

In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: (i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; (ii) seeking transaction opportunities or competitive edges by bribing relevant entities or individuals with property or by any other means; (iii) infringing trade secrets; (iv) premium campaign violating the provision of the Anti-Unfair Competition Law; and (v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor.

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

Our historical contractual arrangements with the former VIEs and their respective shareholders include exclusive option agreements, equity pledge agreements and exclusive business cooperation agreements. As a result of the contractual arrangements, we were able to derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs for accounting purposes. Accordingly, we were historically regarded as the primary beneficiary of the former VIEs, and we treated them and their subsidiaries as the consolidated affiliated entities under U.S. GAAP. We had consolidated the financial results of the former VIEs and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In order to streamline our corporate structure and considering the changing regulatory environment, we have completed the Restructuring to terminate the contractual arrangements with both of the former VIEs, which as a result have become wholly owned subsidiaries of the company. Pursuant to the Restructuring, our wholly owned subsidiaries that have contractual arrangements with the former VIEs and their respective shareholders have purchased all equity interests held by such shareholders in the former VIEs. Accordingly, all contractual arrangements that enabled such shareholders to direct the activities of and derive economic benefits from the former VIEs, were effectively terminated.

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

In the opinion of Beijing DOCVIT Law Firm, our counsel regarding certain PRC legal matters:

●	the historical ownership structures of the former VIEs in China and our WFOEs that had entered into contractual arrangements with the former VIEs will not result in any violation of PRC laws or regulations currently in effect; and

●	the historical contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the historical contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law were valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online businesses did not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services and online data processing and transaction processing businesses (operating e-commerce business), we could be subject to penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations”, and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

D.	Property, Plants and Equipment

Our Beijing office, Xi’an Superstore and Hefei Superstore covered an aggregate of more than 500,000 square meters. These facilities currently accommodate our management headquarters, used car superstores, as well as most of our sales and marketing, R&D, general and administrative activities.

In December 2022, we completed the relocation and upgrade of our Xi’an Superstore as well as its used car super stores. The upgraded Xi’an Superstore is comprised of (i) a reconditioning factory with an annual capacity of 40,000 units and (ii) a warehouse-style superstore with a showroom capacity of 3,000 vehicles.

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

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first used car superstore in Xi’an and second used car superstore in Hefei have been in operation since March 2021 and November 2021, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our Xi’an Superstore and Hefei Superstore may also serve regional customers who pay in-store visit to our superstores. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an Superstore or Hefei Superstore for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline superstores. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels.

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

Historically, we also operated 2B business — Uxin Auction, where we primarily facilitated used car transactions between business customers via online auction. By April 2020, we had closed our divestiture of the entire 2B business to 58.com and both parties released the other party from claims arising out of this transaction in July 2022. See “Item 4. Information on the Company—A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” Prior to the divestiture of our 2B business, we generated revenues from transaction facilitation service fee charged in relation to connecting business buyers with used car sellers and facilitating car sales through our auction service, as well as the title transfer service we provide.

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

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. From 2018 when we started to provide 2C online used car transaction services, we have witnessed significant growth in our business. However, as a result of our business transformation to an inventory-owning model since September 2020, the total number of used car transactions for fiscal year of 2021 and fiscal year of 2022 are not comparable. During the fiscal year ended March 31, 2024, our vehicle sales volume was 15,550, among which retail vehicle sales volume was 10,179 and wholesale vehicle sales volume was 5,371. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

Ability to acquire high-quality value-for-money used cars for our customers

Different from offline dealers’ traditional way of acquiring inventory based only on individual experience, we will procure our used cars by analyzing the extensive user behavioral, used car and transactional data gathered on our platform over the years. Therefore, we can identify used cars that meet our criteria and procure those used cars our customers prefer, value-for-money and in line with the market trends and dynamics. Our data-driven and quality-focused inventory strategy enhances customer satisfaction, and also enables us to achieve a fast inventory turnover.

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

Selected Statements of Operations Items

Revenues

We derive our revenues from our retail vehicle sales, wholesale vehicle sales and other businesses. The following table presents our revenues by category, in terms of absolute amounts and as percentages of our total revenues for the periods presented.

	For the Fiscal Years Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	780,371	47.7	1,312,857	63.8	1,024,401	141,878	74.5
Wholesale vehicle sales	823,466	50.3	707,385	34.3	315,909	43,753	23.0
Others	32,279	2.0	38,999	1.9	34,419	4,767	2.5
Total revenues	1,636,116	100.0	2,059,241	100.0	1,374,729	190,398	100.0

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

Others

Our other revenues mainly consist of rebates collected from our financing and insurance partners.

Cost of Revenues

The cost of revenues primarily consists of the cost to acquire used vehicles as well as direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value. We expect that our cost of revenues will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion.

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

Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, traffic acquisition costs, brand advertising costs, outbound logistic expenses and depreciation expenses of our superstore right-of-use assets. We expect that our sales and marketing expenses will increase in absolute dollar amounts in the foreseeable future resulting from continuous business expansion and increases in transaction volumes.

General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits as well as share-based compensation for our management and administration employees performing general corporate functions, office rental expenses, and professional service fees. We expect that our general and administrative expenses will remain relatively stable in the foreseeable future primarily due to our continuous efforts in controlling such costs.

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

Reversal of/(provision for) credit losses

Our provision for credit loss for the fiscal year ended March 31, 2023 mainly related to impairment due to the credit loss incurred from outstanding receivables, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries. Our reversal of credit loss for the fiscal year ended March 31, 2024 was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in the fiscal years ended March 31, 2022, 2023 and 2024.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Fiscal Year Ended March 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	780,371	47.7	1,312,857	63.8	1,024,401	141,878	74.5
Wholesale vehicle sales	823,466	50.3	707,385	34.3	315,909	43,753	23.0
Others	32,279	2.0	38,999	1.9	34,419	4,767	2.5
Total revenues	1,636,116	100.0	2,059,241	100.0	1,374,729	190,398	100.0
Cost of revenues (1)	(1,588,398)	(97.1)	(2,033,797)	(98.8)	(1,294,161)	(179,239)	(94.1)
Gross profit	47,718	2.9	25,444	1.2	80,568	11,159	5.9
Operating expenses:
Sales and marketing (1)	(222,139)	(13.6)	(236,307)	(11.5)	(202,493)	(28,045)	(14.7)
Research and development (1)	(36,200	(2.2)	(37,704)	(1.8)	(33,820)	(4,684)	(2.5)
General and administrative (1)	(151,024)	(9.2)	(164,505)	(8.0)	(177,386)	(24,568)	(12.9)
Reversal of/(provision for) credit losses, net	687	0.0	(13,844)	(0.7)	2,631	364	0.2
Total operating expenses	(408,676)	(25.0)	(452,360)	(22.0)	(411,068)	(56,933)	(29.9)
Other operating income, net	82,017	5.0	69,990	3.4	18,001	2,493	1.3
Loss from operations	(278,941)	(17.0)	(356,926)	(17.3)	(312,499)	(43,281)	(22.7)
Interest income	3,660	0.2	603	0.0	169	23	0.0
Interest expense	(41,222)	(2.5)	(21,243)	(1.0)	(62,598)	(8,670)	(4.6)
Other income	5,227	0.3	17,088	0.8	15,870	2,198	1.2
Other expenses	(8,925)	(0.5)	(24,153)	(1.2)	(5,941)	(823)	(0.4)
Foreign exchange (losses)/gain	(9,336)	(0.6)	(2,457)	(0.1)	1,525	211	0.1
Fair value impact of the issuance of senior convertible preferred shares	186,231	11.4	242,733	11.8	(11,776)	(1,631)	(0.9)
Losses from extinguishment of debt	—	—	(2,778)	(0.1)	—	—	—
Loss before income tax expense	(143,306)	(8.8)	(147,133)	(7.1)	(375,250)	(51,973)	(27.3)
Income tax expense	(245)	0.0	(366)	0.0	(311)	(43)	(0.0)
Dividend from long-term investment	—	—	10,374	0.5	11,970	1,658	0.9
Equity in income/(loss) of affiliates, net of tax	328	0.0	(44)	0.0	(5,951)	(824)	(0.4)
Net loss	(143,223)	(8.8)	(137,169)	(6.7)	(369,542)	(51,182)	(26.9)
Add: accretion on redeemable non-controlling interests	—	—	—	—	(2,901)	(402)	(0.2)
Less: net loss attributable to non-controlling interests shareholders	—	—	(12)	0.0	(56)	(8)	(0.0)
Deemed dividend to preferred shareholders due to triggering of a down round feature	—	—	(755,635)	(36.7)	(2,060,254)	(285,342)	(149.9)
Net loss attributable to ordinary shareholders	(143,223)	(8.8)	(892,792)	(43.4)	(2,432,641)	(336,918)	(177.0)
Net loss per share for ordinary shareholders, basic	(0.12)	—	(0.66)	—	(1.11)	(0.15)	—

(1)	Share-based compensation in the amount of negative RMB26.5 million, RMB47.3 million and RMB75.8 million (US$10.5 million) in the fiscal years ended March 31, 2022, 2023 and 2024, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Revenues

Total revenue. Our total revenues decreased by 33.2% from RMB2,059.2 million in the fiscal year of 2023 to RMB1,374.7 million (US$190.4 million) in the fiscal year of 2024, driven by the decrease of wholesale vehicle sales revenue, mainly due to a decline in wholesale transaction volume, and the decrease of retail vehicle sales revenue, mainly due to a decline in retail average selling price.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,024.4 million (US$141.9 million) in the fiscal year of 2024, compared to RMB1,312.9 million in the fiscal year of 2023. The decrease in retail vehicle sales revenue was mainly due to a decline in retail average selling price by 18.0% year-over-year. Besides, the decrease in retail vehicle sales revenue was also drive by a decline in retail transaction volume. Retail transaction volume in the fiscal year of 2024 was 10,179 units, compared to 10,703 units in the fiscal year of 2023. The decrease in retail transaction volume was mainly related to the lower inventory level. We have maintained a prudent inventory procurement strategy and keeps a low inventory level as compared with the same period last year, which constrained retail sales growth.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB315.9 million (US$43.8 million) in the fiscal year of 2024, compared to RMB707.4 million in the fiscal year of 2023. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. As we are focusing on creating value for our customers through retail transactions and continuing to improve our inventory capacity and reconditioning capabilities, the wholesale transaction volume decreased accordingly. We expect that our wholesale transaction volume will gradually represent a lower portion of our total transaction volume.

Others. Our other revenues were RMB34.4 million (US$4.7 million) in the fiscal year of 2024, compared to RMB38.9 million in the fiscal year of 2023. The decrease was mainly due to a decrease in our value-added services such as rebate received from certain financing partners for referring them to our retail customers with financing needs, a decrease in revenue from sales of vehicle accessories and a decrease in revenue from vehicle repair services.

Cost of revenues

Cost of revenues were RMB1,294.2 million (US$179.2 million) in the fiscal year of 2024, representing a decrease of 36.4% from RMB2,033.8 million in the fiscal year of 2023, mainly due to a decrease in cost for acquiring used vehicles as a result of our prudent inventory procurement strategy implemented.

Gross profit

Our total gross profit was RMB80.6 million (US$11.2 million) in the fiscal year of 2024, compared to RMB25.4 million in the fiscal year of 2023. Our gross profit margin increased from 1.2% in the fiscal year of 2023 to 5.9% in the fiscal year of 2024. The increases in gross profit and gross profit margin were mainly due to the acceleration of the inventory turnover rate, the improvement of pricing and sales capabilities, the increase of our value added services penetration rate and the decrease of our per-vehicle reconditioning costs.

Sales and marketing expenses

Our sales and marketing expenses decreased by 14.3% from RMB236.3 million in the fiscal year of 2023 to RMB202.5 million (US$28.0 million) in the fiscal year of 2024. The decrease was mainly due to the decline in marketing expenses driven by the adoption of more cost-effective promotion measures and the decline of outbound logistic expenses, partially offset by the increase in right-of-use assets depreciation expenses as a result of relocation to our Hefei Superstore.

Research and development expenses

Our research and development expenses decreased by 10.3% from RMB37.7 million in the fiscal year of 2023 to RMB33.8 million (US$4.7 million) in the fiscal year of 2024. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development.

General and administrative expenses

Our general and administrative expenses increased by 7.8% from RMB164.5 million in the fiscal year of 2023 to RMB177.4 million (US$24.6 million) in the fiscal year of 2024. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions, including the share-based compensation expense of US$4.0 million (equivalent to RMB28.7 million) resulting from the issuance of the senior convertible preferred shares to Xin Gao, which is controlled by Mr. Kun Dai, the Chairman of the Board of Directors and chief executive officer of Company.

Reversal of/(provision for) credit losses, net

We recorded provision for credit losses, net of RMB13.8 million in the fiscal year of 2023 and reversal for credit losses, net of RMB2.6 million (US$0.4 million) in the fiscal year of 2024. Our provision for credit losses, net primarily consists of impairment due to the credit loss incurred from outstanding deposits, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries as of the dates indicated. Our reversal of credit loss for the fiscal year ended March 31, 2024 was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

Other operating income, net

Our other operating income, net decreased from RMB70.0 million in the fiscal year of 2023 to RMB18.0 million (US$2.5 million) in the fiscal year of 2024. The decrease was mainly due to the reduction in liability waiver gain, which was recognized as we fulfilled our payment conditions under the operating payable waiver agreements we had entered into with several suppliers.

Interest income

We had interest income of RMB0.6 million in the fiscal year of 2023 and RMB169 thousand (US$23 thousand) in the fiscal year of 2024, respectively.

Interest expenses

We had interest expense of RMB21.2 million in the fiscal year of 2023 and RMB62.6 million (US$8.7 million) in the fiscal year of 2024, respectively. The increase was mainly due to the increase of interest expenses on finance lease liabilities relating to the lease of Hefei Superstore in September 2023.

Other income

Other income decreased from RMB17.1 million in the fiscal year of 2023 to RMB15.9 million (US$2.2 million) in the fiscal year of 2024.

Other expenses

Other expenses decreased from RMB24.2 million in the fiscal year of 2023 to RMB5.9 million (US$0.8 million) in the fiscal year of 2024. Other expenses in the fiscal year of 2023 and 2024 were mainly due to the COVID-related business disruptions and the impairment loss for equity investments accounted for using measurement alternative, respectively.

Foreign exchange (losses)/gain

We had foreign exchange losses of RMB2.5 million in the fiscal year of 2023 and foreign exchange gain of RMB1.5 million (US$0.2 million) in the fiscal year of 2024.

Fair value impact of the issuance of senior convertible preferred shares

Fair value impact of the issuance of senior convertible preferred shares was a fair value gain of RMB11.8 million (US$1.6 million) in the fiscal year of 2024, compared to a fair value loss of RMB242.7 million in the fiscal year of 2023, which was related to the fair value change of the warrants issued in relation to the senior convertible preferred shares. In December 2023, unexercised warrants were subsequently terminated.

Losses from extinguishment of debt

We recorded losses from extinguishment of debt in the amount of RMB2.8 million in the fiscal year of 2023 by issuing 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions. We did not record losses from extinguishment of debt in the fiscal year of 2024.

Income tax expense

We had income tax expense of RMB311 thousand (US$43 thousand) in the fiscal year of 2024, compared to RMB366 thousand in the fiscal year of 2023.

Dividend from long-term investment

We had a dividend from long-term investment in the amount of RMB12.0 million (US$1.7 million) in the fiscal year of 2024 due to dividends from a PRC entity that we invested in.

Equity in loss of affiliates

Equity in loss of affiliates increased from RMB44 thousand in the fiscal year of 2023 to RMB6.0 million (US$0.8 million) in the fiscal year of 2024, which reflects a decline in investees’ earnings.

Net loss

As a result of the foregoing, our net loss decreased from RMB137.2 million in the fiscal year of 2023 to RMB369.5 million (US$51.2 million) in the fiscal year of 2024.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

For a detailed description of the comparison of our operating results for the fiscal year ended March 31, 2023 to the fiscal year ended March 31, 2022, see “Item 5.A. Operating Results—Results of Operations—Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022” of our annual report on Form 20-F for the fiscal year ended March 31, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

B.	Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB845.0 million, RMB251.1 million and RMB262.4 million (US$36.3 million) in the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

●	In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.

●	In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each bears an interest rate of 6% and 6.5% per annum. The convertible notes became due and were paid in June 2019.

●	In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, or Redrock, TPG Growth III SF Pte. Ltd., or TPG, 58.com Holdings Inc., or 58.com, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited and ClearVue Uxin Holdings, Ltd. (the “2024 Notes”). The 2024 Notes will become due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the 2024 Notes equals US$1.03 and may be adjusted. The 2024 Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

●	On July 12, 2021, the 2024 Notes for a principal amount of US$69 million were converted into a total of 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining amount. In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions. The remaining amount of US$81.9 million has been recognized as debt against other noteholders.

●	Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge Asset Management, or PacificBridge (the “PB Notes”). Among the PB Notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum (the “10% Notes”), and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum (the “11% Notes”). The 10% Notes will become due and payable 12 months after the issuance date, and the 11% Notes will become due and payable 15 months after the issuance date, unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices per Class A ordinary share of the PB Notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. The interests are payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

●	On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the PB Notes. Pursuant to the agreements, the parties have agreed that the conversion prices of the PB Notes will be adjusted to our volume weighted average price for the last 30 trading days prior to the signing of the agreements multiplied by 78%, and PacificBridge will convert all the PB Notes into our Class A ordinary shares upon the signing of the agreements. On the same day, PacificBridge converted all the PB Notes into 136,279,973 Class A ordinary shares of ours at the adjusted conversion price.

●	In October 2020, we completed private placements with GIC and Wells Fargo for subscription of a total of 84,692,839 Class A ordinary shares for an aggregate amount of US$25 million.

●	In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million, US$10 million and US$7.5 million was completed for Uxin Limited’s issuance of 80,104,865 senior convertible preferred shares, 29,129,042 senior convertible preferred shares and 21,846,781 senior convertible preferred shares senior convertible preferred shares in November 2021, March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million.

●	In June 2022, we entered into definitive agreements with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of our Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment.

●	In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions.

●	In August 2022, we issued 36,699,029 Class A ordinary shares to ClearVue at a price equivalent to US$10.3 per ADS (or US$1.03 per ADS prior to the ADS Ratio Change) in exchange for the full release of our obligations to ClearVue under the ClearVue Notes.

●	In April 2023, we and NIO Capital entered into additional agreements regarding the settlement of then outstanding amount of US$81.6 million of the purchase price under the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) such outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfil its payment obligations by December 31, 2024 regarding the outstanding purchase price of US$9.4 million pursuant to the definitive agreements we entered into with NIO Capital in June 2022. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million.

●	In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

●	On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment for the subscription of approximately 12.02% of the equity interests in Uxin Hefei in October 2023. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed.

●	On March 18, 2024, we entered into a term sheet with Xin Gao and NC Fund to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.”

●	On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026.

The following factors raise substantial doubt as to our ability to continue as a going concern:

We have incurred net losses since inception, and as of March 31, 2024, we had an accumulated deficit in the amount of approximately RMB19.4 billion (US$2.7 billion). Our current liabilities exceeded our current assets by approximately RMB658.8 million (US$91.2 million) as of March 31, 2024. Our cash balance as of March 31, 2024 was approximately RMB23.3 million (US$3.2 million), and our operating cash outflow during the fiscal year ended March 31, 2024 was approximately RMB262.4 million (US$36.3 million). These adverse conditions and events raise substantial doubt about our ability to continue as a going concern.

Accordingly, we assessed our ability to meet our maturing obligations and working capital requirements over the next twelve months. This assessment included an evaluation of whether our business and financing plans would be sufficient to conclude we could continue as a going concern.

Our ability to continue as a going concern is dependent on the effective implementation of our plans to mitigate these conditions and events. A summary of our plans includes:

Improvement in cash flows from operations:

●	Increase in sales and the gross margin on automobile sales, optimize our cost structure to reduce discretional expenses such as labor costs, advertising expenses and administrative expenses.

External equity and debt financing:

●	As of the date of this annual report, we were entitled to a consideration receivable of US$9.4 million due from NIO Capital expected to be received no later than December 31, 2024 for the subscription of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024.

●	On March 18, 2024, we entered into a non-binding term sheet with NC Fund for an aggregate amount of financing of RMB200.0 million at a subscription price of US$0.004858 per share. We are under negotiation with NC fund to complete the investment.

●	As of March 31, 2024, we obtained aggregated inventory-pledging facilities amount of RMB290.0 million (equivalent to approximately US$40.2 million) from certain reputable banks and financial institution in the PRC. As of March 31, 2024, the Company had the outstanding borrowings of RMB55.0 million under the inventory-pledged financing facilities and the unused facilities amounted to RMB235.0 million. These facilities will mature within one year since the date of the issuance of the consolidated financial statements. We plan to obtain the renewals of the facilities when they become mature.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment, who is also the lessor of the Superstore in Hefei, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. The first-year rental of approximately RMB147.09 million was converted into the investment of approximately 12.02% equity interests in Uxin Hefei by Hefei Construction Investment in October 2023. We plan to further negotiate with Hefei Construction Investment to seek net cash flow settlement of the future rental instalments to reduce the cash outflows in relation to the Hefei Superstore.

●	On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026.

Our plans include significant and subjective assumptions that are subject to uncertainty. These assumptions include increasing demand for used cars over the next twelve months, achieving the profit improvement and costs and expenses optimization. In addition, the planned equity and debt financings that are not already contractually committed may not be available at terms that are favorable to us, or in amounts that are not sufficient to meet our needs over the next twelve months.

Based on the evaluation, we have concluded that these uncertainties cast substantial doubt on our ability to meet its maturing obligations and working capital requirements over the next twelve months, which would impact our ability to continue as a going concern.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Years Ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(844,962)	(251,140)	(262,446)	(36,348)
Net cash used in investing activities	(16,769)	(32,032)	(11,339)	(1,570)
Net cash generated from financing activities	764,422	239,985	205,301	28,434
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113)	221	(914)	(127)
Net decrease in cash, cash equivalents and restricted cash	(97,422)	(42,966)	(69,398)	(9,611)
Cash, cash equivalents and restricted cash at beginning of the period	233,719	136,297	93,331	12,926
Cash, cash equivalents and restricted cash at end of the period	136,297	93,331	23,933	3,315

Operating Activities

Net cash used in operating activities was RMB262.4 million (US$36.3 million) for the fiscal year ended March 31, 2024. In the fiscal year of 2024, the difference between our net cash used in operating activities and our net loss of RMB369.5 million (US$51.2 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB75.8 million (US$10.5 million), and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB11.8 million (US$1.6 million) and waiver of operating payables of RMB11.6 million (US$1.6 million). Changes in the working capital accounts mainly included an increase of inventory of RMB11.6 million (US$1.6 million), a decrease of payables, accruals and other current liabilities of RMB34.0 million (US$4.7 million), a decrease in consideration payable to WeBank of RMB40.0 million (US$5.5 million). The increase in inventory was primarily attributable to the new car market volatility in March 2023 which influence the used car market. To stimulate new car sales, some motor factories decreased their sales price which caused potential buyers to become more hesitant in purchasing used cars. The decreases in payables, accruals and other current liabilities and consideration payable to WeBank were mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

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

Investing Activities

Net cash used in investing activities was RMB11.3 million (US$1.6 million) for the fiscal year ended March 31, 2024, primarily attributable to purchase of property, equipment and software as we expanded our business.

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

Financing Activities

Net cash generated from financing activities was RMB205.3 million (US$28.4 million) for the fiscal year ended March 31, 2024, primarily attributable to the proceeds from issuance of senior convertible preferred shares and proceeds from borrowings, partially offset by the repayments of borrowings.

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

Off-Balance Sheet Arrangements

In January 2024, Kaifeng Finance Lease (Hangzhou) Co., Ltd. (“Kaifeng”), a wholly-owned subsidiary of the Company, and Chengdu Tianfu Software Park Co., Ltd., entered into an equity transfer agreement for Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”) pursuant to which the Kaifeng intends to transfer 19% of equity interest in Jincheng to Chengdu Tianfu Software Park Co., Ltd at a cash consideration of RMB271.0 million. In conjunction with the sale of its equity interests in Jincheng, Kaifeng also entered into a financial advisory agreement pursuant to which we agreed to pay a cash consideration of RMB31.0 million advisory fee upon the successful completion of the sale of Jincheng. The transaction was closed in April 2024.

Following the above transaction, in April 2024, we settled the long-term borrowing amounting to RMB292.0 million and the related interest payable, using RMB240.0 million in cash from the sale of Jincheng, with the rest unpaid amount waived.

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

Material Cash Requirements

We made capital expenditures of RMB18.7 million, RMB33.2 million and RMB12.7 million (US$1.8 million) in the fiscal years ended March 31, 2022, 2023 and 2024, respectively. Our capital expenditures were primarily related to procurement of equipment and expenditure regarding construction of Hefei Superstore in Changfeng, Hefei, purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

The following table sets forth our contractual obligations as of March 31, 2024.

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	204,370	19,330	38,473	46,967	99,600
Finance lease obligations	1,814,628	128,692	257,384	257,384	1,171,168
Total	2,018,998	148,022	295,857	304,351	1,270,768

Under the terms of an equity investment agreement with Hefei Construction Investment, both parties hold significant repurchase rights under this agreement. Specifically, while we retain the right to buy back the equity interests from Hefei Construction Investment at any time, the investor similarly possesses the right to request us to repurchase their equity interests at potentially any point during the agreement’s tenure when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. Our redeemable non-controlling interests amounted to RMB150.0 million as of March 31, 2024. See “Item 4. Information on the Company—A. History and Development of the Company.”

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2024.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We modified market condition of the RSU in October 2023. The modification resulted into an increase of fair value of the award. We recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period determined based on valuation techniques that are used to estimate incremental fair value.

We determine the grant-date fair value and the incremental fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected share price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrant and settlement of forward contract, which requires us to use judgement to evaluate. If our stock price and any of the assumptions used in the Monte Carlo model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

For the purpose of determining the grant day fair value of RSU and incremental fair value due to modification of market condition, we believe the expected volatility is the most critical assumption. Changes in it could significantly affect the grant day fair value of RSU and incremental fair value due to modification of market condition and hence the amount of share-based compensation we recognize in our consolidated financial statements. The expected volatility of our future share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business. Our estimation of the grant day fair value of RSU and incremental fair value due to modification of market condition is highly sensitive to the expected volatility. The higher the expected volatility, the higher the grant day fair value of the RSU and incremental fair value due to modification of market condition.

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

Accounting of down round features

We assess whether there are circumstances that trigger the a down round feature for convertible preferred shares and warrants. When the down round features are triggered, we consider the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the stated conversion or exercise price before the conversion or exercise price reduction and(b) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the reduced conversion or exercise price upon the down round feature being triggered. The excess value of the convertible preferred shares or warrant resulting from the triggering of the down round feature as determined on the measurement date shall be a deemed dividend to the preferred shareholders or to the warrant holders, which should be deducted to arrive at net income/(loss) to ordinary shareholders. Therefore, recognition of the fair value of the down round feature results in a charge to returned earnings/(accumulated deficit) and a credit to additional paid-in capital in permanent equity rather in mezzanine equity.

The fair value of down round feature triggered for the senior convertible preferred shares resulted in a deemed dividend of RMB2,060.3 million (US$285.3 million) to the preferred shareholders for the fiscal year ended March 31, 2024. The fair value of down round feature was estimated by management based on a hybrid method comprising the probability-weighted method and the Black-Scholes option pricing model. The use of this model includes significant unobservable inputs to measure the fair value of the down round feature which required management to make judgments and assumptions relating to probability of the scenarios assumed, expected volatility and expected term. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis. When there is 10% increase/decrease in the probability of mandatory conversion scenario and 10% decrease/increase in the probability of liquidation and redemption scenarios, deemed dividends would be increased/decreased by approximately RMB294.0/305.0 million for the year ended March 31, 2024. When there is 10% increase or decrease in the volatility, deemed dividends would be increased/decreased, as the case may be, by approximately RMB298.4/338.9 million for the year ended March 31, 2024. When there is an increase/decrease in the expect term by one year, deemed dividends would be increased/decreased, as the case may be, by approximately RMB236.4/399.5 million, as the case may be, for the year ended March 31, 2024.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies—Recent accounting pronouncements.”

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	42	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	50	Director
Erhai Liu	56	Director
Cheng Lu	41	Independent Director
Rong Lu	53	Independent Director
John Zhuang Yang	69	Independent Director
Feng Lin	44	Chief Financial Officer
Zhitian Zhang	42	Chief Operating Officer
Wenbing Jing	43	Chief Strategy Officer

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

Compensation of Directors and Executive Officers

For the year ended March 31, 2024, we paid an aggregate of RMB2.5 million (US$0.4 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018, November 2018 and April 2024, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. We increased the number of shares reserved for future awards under the plan as we amended such plan in November 2018. We refer to the 2018 Amended and Restated Share Incentive Plan, as amended, as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 622,873,386 Class A ordinary shares. As of July 23, 2024, 44,507,700 share options have been issued and outstanding under the Amended and Restated Plan. We also issued 6,888,300 restricted share units as of July 23, 2024.

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

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of July 23, 2024:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	(US$/Share) Exercise Price	Grant Date	Expiration Date
Rong Lu	*	—	Various dates from November 19, 2018 to June 30, 2023	August 20, 2028
Cheng Lu	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
John Zhuang Yang	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
Feng Lin	*	0.00003333 to 0.00333333	Various dates from August 19, 2019 to November 1, 2021	August 20, 2028
Zhitian Zhang	*	0.033 to 1.09	Various dates from March 01, 2019 to March 31, 2020	August 20, 2028
Wenbing Jing	*	0.000000003 to 0.0001	Various dates from January 1, 2022 and September 28, 2023	August 20, 2028
Total	*

*	Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of July 23, 2024, other grantees as a group held options to purchase 36,669,000 Class A ordinary shares of our company, with exercise prices ranging from US$0.00001 to US$3.0 per share.

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

Audit Committee. Our audit committee consists of Rong Lu, Cheng Lu and John Zhuang Yang. Rong Lu is the chairperson of our audit committee. We have determined that each of Rong Lu, Cheng Lu and John Zhuang Yang satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We have determined that Rong Lu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign by notice in writing to our company, or are removed from office by an ordinary resolution of the shareholders or by the board. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind; (iii) without special leave from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or (iv) is removed from office pursuant to our current memorandum and articles of association.

Board Diversity

Board Diversity Matrix (As of July 23, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

D.	Employees

As of March 31, 2024, we had a total of 846 employees. We had a total of 814 employees as of March 31, 2022 and 760 employees as of March 31, 2023.

The following tables give breakdowns of our employees as of March 31, 2024 by function:

As of March 31, 2024
Functions:
Products and technology	26
Operations	52
Car supply and purchase related personnel	216
Car inspection and inventory related personnel	180
Sales and pre-sales customer service	139
Fulfillment and after-sales customer service	131
Finance and legal	44
Human Resources, Administration & Corporate Procurement	25
Corporate communication and marketing	20
Others	13
Total	846

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of July 23, 2024 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 56,383,673,199 shares outstanding as of July 23, 2024, comprising of (i) 56,342,863,338 Class A ordinary shares, excluding 19,553,692 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, and (ii) 40,809,861 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares (on an as-converted basis)	% †	% of Aggregate Voting Power††
Directors and Executive Officers**:
Kun Dai(1)	1,455,686,280	40,809,861	1,496,496,141	2.7	3.3
Bin Li(2)	34,993,824,619	—	34,993,824,619	62.1	61.7
Erhai Liu(3)	17,496,912,310	—	17,496,912,310	31.0	30.8
Cheng Lu	*	—	*	*	*
Rong Lu	*	—	*	*	*
John Zhuang Yang	*	—	*	*	*
Feng Lin	*	—	*	*	*
Zhitian Zhang	*	—	*	*	*
Wenbing Jing	*	—	*	*	*
All Directors and Executive Officers in the aggregate	53,960,656,109	40,809,861	54,001,465,970	95.8	95.2
Principal Shareholders:
Xin Gao Group Limited(4)	1,440,922,190	40,809,861	1,481,732,051	2.6	3.2
NIO Capital Entities(2)	34,993,824,619	—	34,993,824,619	62.1	61.7
Astral Success Limited(3)	17,496,912,310	—	17,496,912,310	31.0	30.8

*	Less than 1% of our total outstanding shares.

**	Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Rong Lu and Mr. John Zhuang Yang’s business address is 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of (i) 56,383,673,199 shares outstanding as of July 23, 2024, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, (ii) 14,764,090 Class A ordinary shares directly held by BOCOM International Supreme Investment Limited, a British Virgin Islands company, as reported on the Schedule 13G/A filed by Mr. Dai, among others, on May 27, 2021, and (iii) 1,440,922,190 Class A ordinary Shares directly held by Xin Gao, which are convertible from 1,440,922,190 senior convertible preferred shares on March 27, 2024, as reported on the Schedule 13D/A filed by Mr. Dai, among others, on March 28, 2024. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on in May 2021. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly controls the voting power of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited and is deemed to be the beneficial owner of all shares of Uxin Limited held by BOCOM International Supreme Investment Limited. BOCOM International Supreme Investment Limited pledged 14,764,090 Class A ordinary shares pursuant to a share charge in connection with certain subscription agreement entered into with certain note subscribers in November 2017. On September 2, 2020, one of the note subscribers issued a notice declaring that an event of default as defined under the subscription agreement had occurred and such note subscriber exercised its call option pursuant to the subscription agreement. As of the date of this annual report, BOCOM International Supreme Investment Limited was in discussion with such note subscriber on the details and mechanisms of the potential share transfer. The registered office of Xin Gao is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”

(2)	Represents 34,993,824,619 Class A ordinary shares, comprising of (i) 32,935,364,347 Class A ordinary shares held by Abundant Grace Investment Limited, which are convertible from 889,059,964 senior convertible preferred shares on March 27, 2024 and (ii) 2,058,460,272 Class A ordinary shares held by Abundant Glory Investment L.P., which are convertible from 29,129,042 senior convertible preferred shares on March 27, 2024. NBNW Investment Limited and Eve One Fund II L.P. comprise the owners of the majority of the voting interest of Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. NIO Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P., and Mr. Bin Li is one of the managers of NIO Capital II LLC. The registered offices of Abundant Grace Investment Limited and Abundant Glory Investment L.P. are at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of NIO Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The above is based on the Schedule 13D/A filed by Eve One Fund II L.P. on July 7, 2023.

(3)	Represents 17,496,912,310 Class A ordinary shares Astral Success Limited, which are convertible from 437,286,192 senior convertible preferred shares on March 26, 2024. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital GP, Ltd. Is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P. and Joy Capital GP, Ltd. Is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The above is based on the Schedule 13D/A filed by Joy Capital Opportunity, L.P. on July 7, 2023.

(4)	Represents 1,481,732,051 ordinary shares, all of which are directly held by Xin Gao, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. We have also issued senior convertible preferred shares, which are convertible into our Class A ordinary shares. On March 27, 2024, all of our then issued and outstanding senior convertible preferred shares were converted into Class A ordinary shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

To our knowledge, a total of 4,211,940,768 Class A ordinary shares (including 19,553,692 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) were held by two record holders in the United States, representing approximately 7.5% of our total outstanding ordinary shares on an as-converted basis. One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Transactions with 58.com

In the fiscal years ended March 31, 2022, 2023 and 2024, inventory leads sold to 58.com amounted to RMB0.2 million, nil and nil, respectively.

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

On April 4, 2023, we and NIO Capital entered into certain additional agreements in connection with the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) the then outstanding purchase price of US$81.6 million under the 2022 Subscription Agreement was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfil its payment obligations by December 31, 2024 regarding the outstanding purchase price of US$9.4 million pursuant to the definitive agreements we entered into with NIO Capital in June 2022.

Transaction with Joy Capital and Alpha

In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise the respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

Transaction with Xin Gao

On March 18, 2024, we entered into a term sheet with Xin Gao and NC Fund regarding the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. On March 27, 2024, by virtue of the consents of the requisite holders of senior convertible preferred shares, the 1,440,922,190 senior convertible preferred shares issued to Xin Gao on March 26, 2024 were converted into 1,440,922,190 Class A ordinary shares, and all the other senior convertible preferred shares then issued and outstanding were also converted into Class A ordinary shares at the applicable conversion prices. As Xin Gao is controlled by Mr. Kun Dai, the Chairman of the Board of Directors and chief executive officer of Company and the fair value of the senior convertible preferred shares is higher than the consideration received from Xin Gao, a share-based compensation expense of US$4.0 million (equivalent to RMB28.7 million) equal to the difference between the fair value of the preferred shares issued and the consideration received was recorded in general and administrative expenses in March 2024.

Transaction with Mr. Kun Dai

On February 22, 2024, we signed a short-term loan agreement with Mr. Kun Dai for a total principal of RMB7.0 million at an annual interest rate of 6%.

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

Voting Rights

Our Class A ordinary shares and Class B ordinary shares and our senior convertible preferred shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law or provided for in our memorandum and articles of association. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote, each Class B ordinary share is entitled to ten votes, and each senior convertible preferred share is entitled to that number of votes equal to the largest number of whole Class A ordinary shares into which each such senior convertible preferred share could be converted. There are currently no senior convertible preferred shares issued or outstanding. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder who holds not less than 10% of the votes attaching to the total shares which are present in person or by proxy at the meeting.

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

Warrant Amendment. On June 30, 2023, we have entered into a definitive agreement with Alpha and Joy Capital, or 2023 Warrant Amendment, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired warrants from NIO Capital and Joy Capital which provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

Certain Agreements with Xin Gao

Share Subscription Agreement. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares, or the 2024 Subscription Agreement, to Xin Gao for a total consideration of US$7.0 million.

Investors’ Rights Agreement. On March 26, 2024 and upon the completion of the share issuance to Xin Gao (the “Xin Gao Closing”), we, Mr. Kun Dai, Xin Gao and certain other holders of senior convertible preferred shares entered into an amended and restated investors’ rights agreement, which superseded and replaced the investors’ rights agreement in effect prior to the Xin Gao Closing. Such investors’ rights agreement sets forth certain rights and restrictions of the senior convertible preferred shares acquired by Xin Gao, including that holders of such shares have a right to participate in our new financing and that such shares are subject to a one-year lock-up and a right of first refusal of certain holders of senior convertible preferred shares.

Voting Agreement. On March 26, 2024 and upon the Xin Gao Closing, we, Kun Dai, Xin Gao and certain other holders of senior convertible preferred shares entered into an amended and restated voting agreement, which superseded and replaced the voting agreement in effect prior to the Xin Gao Closing. Such voting agreement sets the shareholding requirement for director nomination right of Astral Success Limited (“Astral”) and NIO Capital at a certain number of Class A ordinary shares (which number was derived based on the previous threshold number of senior convertible preferred shares and the conversion ratio applicable upon the Xin Gao Closing). The composition of the board under such voting agreement otherwise remains unchanged, i.e., subject to the limitations set forth in such voting agreement, Astral, NIO Capital and Kun Dai shall each be entitled to nominate one director, Astral and NIO Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the board shall be entitled to appoint the third independent director.

Registration Rights Agreement. On March 26, 2024 and upon the Xin Gao Closing, we and Xin Gao entered into a registration rights agreement with respect to the Class A ordinary shares and American depositary shares representing Class A ordinary shares issuable to Xin Gao upon conversion of the senior convertible preferred shares. The registration rights agreement grants the Xin Gao customary shelf and piggyback registration rights.

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

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the PRC and the United States (the “Treaty”), all as of the date hereof, any of which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, Medicare tax on certain net investment or any state, local and non-U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	persons that hold their ADSs or Class A ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

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

For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of our ADSs or Class A ordinary shares and:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States, any state therein or the District of Columbia; or

●	an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

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

Passive Foreign Investment Company Consideration

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, and capital gains. Goodwill and other intangible assets are generally treated as active assets to the extent associated with business activities that generate active income. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended March 31, 2024. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior Annual Reports on Form 20-F, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. If the value of our assets (including our goodwill and other intangible assets) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase, including as a result of our potential future inability to operate as a going concern. If we cease to operate as a going concern, our PFIC status may be adversely affected as a result See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—There is substantial doubt as to our ability to continue as a going concern.” If we cease to operate as a going concern, our PFIC status may be adversely affected as a result. If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owns ADSs or Class A ordinary shares that such Holder owned during any portion of 2019, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs or Class A ordinary shares. U.S. Holders that owned our ADSs or Class A ordinary shares in 2019 are urged to consult their tax advisors regarding the potential application of the deemed sale election rules to their particular circumstances.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our Class A ordinary shares, are traded on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. However, a mark-to-market election will not be available if our ADSs are delisted from the Nasdaq Global Select Market and are not listed on any other qualified exchange or if our stock is not regularly traded on a qualified exchange. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” Over-the-counter quotation systems are not qualified exchanges for these purposes. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election, with any excess treated as capital loss.

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

If we are a PFIC (or with respect to a particular U.S. Holder are treated as a PFIC) for a taxable year of ours in which we pay a dividend or for the prior taxable year, the favorable tax rate described below with respect to “qualified dividend income” paid to certain non-corporate U.S. Holders will not apply.

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

Dividends

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Considerations” above.

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

Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. investors may be taxable at the favorable rates applicable to long-term capital gains for so long as our ADSs are listed on the Nasdaq Global Select Market or if in the future we are eligible for benefits under the Treaty. There can be no assurance that our ADSs will remain listed on the Nasdaq Global Select Market in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” However, as described above the favorable rate does not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC, for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate) would be creditable against a U.S. Holder’s U.S. federal income tax liability, but, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, the Internal Revenue Service (the “IRS”) released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a U.S. Holder does not elect to claim a foreign tax credit, such holder may be able to instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

The following discussion is subject to the discussion under “—Passive Foreign Investment Company Considerations” above.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, if a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Pursuant to certain Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. As noted above under “—Dividends,” the IRS recently released notices which provide relief from certain of the provisions of the Treasury regulations discussed above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming a foreign tax credit with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the applicability of the notice, their eligibility for benefits under the Treaty, the Treaty’s resourcing rule, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” (and establishes that status if required to do so) and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

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

As of March 31, 2024, we had RMB-denominated cash and cash equivalents and restricted cash RMB17.3 million, and U.S. dollar-denominated cash balances of US$0.9 million. Assuming we had converted RMB17.3million into U.S. dollars at the exchange rate of RMB7.2203 for US$1.00 as of March 28, 2024, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$2.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$2.2 million instead. Assuming we had converted US$0.9 million into RMB at the exchange rate of RMB7.2203 for US$1.00 as of March 28, 2024, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB6.8 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB7.5 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, and decrease of 0.3% for December 2023, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We received reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs amounted to approximately US$2.0 million (after tax) in April 2022 and approximately US$1.3 million (after tax) in August 2023, respectively. Except for the accrued and unpaid amount prior to the date of the Second ADS Ratio Change, the depositary shall no longer pay any reimbursement to us after the Second ADS Ratio Change.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of March 31, 2024, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of March 31, 2024, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of March 31, 2024 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the fiscal year ended March 31, 2024, we determined that one material weakness (initially identified in connection with the audit for the years ended December 31, 2016 and 2017) remains unremediated at the end of the fiscal year ended March 31, 2024. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

We cannot assure you that we will remediate our material weakness in a timely manner. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

C.	Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

D.	Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

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

	In the Fiscal Year ended March 31, 2022	In the Fiscal Year ended March 31, 2023	In the Fiscal Year ended March 31, 2024
Audit fees(1)	US$1,381,856	US$1,295,940	US$872,540
All other fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In the fiscal year of 2022, 2023 and 2024, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year; (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan; (iii) shareholder approval is not required for 20% share issuance at a price that is less than the minimum price as required in Nasdaq Rule 5635(d); (iv) we are not required to maintain a majority independent board as required in Nasdaq Rule 5605(b)(1); (v) shareholder approval is not required for issuance or potential issuance of securities that will result in a change of control as required in Nasdaq Rule 5635(b); (vi) we are not required to ensure that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (vii) we are not required to solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq; (viii) we are not required to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3 % of the outstanding shares of the company’s common voting stock; (ix) shareholder approval is not required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company as required in Nasdaq Rule 5635(a); (x) shareholder approval is not required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions, as required in Nasdaq Rule 5635(c); and (xi) shareholder approval is not required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, which alone or together with sales by officers, directors or substantial shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance.

We followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). Specifically, we followed home country practice in connection with the transaction with NIO Capital and Joy Capital in June 2021, the transaction with NIO Capital in July 2022 and the adoption of our 2018 Second Amended and Restated Share Incentive Plan in November 2018 in each case without seeking shareholder approval. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq’s requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq’s requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors. In addition, we rely on home country practice so that our board of directors does not consist of a majority of independent directors.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

Not applicable.

Item 16J.	Insider Trading Policies

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K.	Cybersecurity

Cybersecurity risk management is an integral part of our overall risk management program. Our cybersecurity risk management program is based on industry best practices and provide a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed and services provided by third-party service providers, and facilitate coordination across different departments of our company. This framework includes steps for assessing the severity of a cybersecurity threat, identifying the source of a cybersecurity threat including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing management and our board of directors of material cybersecurity threats and incidents. Our cybersecurity team also engages third-party security experts for risk assessment and our cybersecurity team is responsible for our system enhancements. In addition, our cybersecurity team provides training to all employees annually.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to the audit committee of the board of directors. The audit committee is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the company is exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our chief executive officer who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our chief executive officer has rich management experience, including cybersecurity management. Our vice president of technology, the member of our cybersecurity team, is an experienced information system security professional and information security manager with years of experience. Management, including the chief executive officer and our cybersecurity team, regularly update the audit committee on the company’s cybersecurity programs, material cybersecurity risks and mitigation strategies and provide cybersecurity reports annually that cover, among other topics, third-party assessments of the company’s cybersecurity programs, developments in cybersecurity and updates to the company’s cybersecurity programs and mitigation strategies.

In the fiscal year of 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” on page 16 of this annual report.

part iii

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Uxin Limited, its subsidiaries and the former VIEs, as applicable, are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 1, 2018)

1.2	Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.3	Form of Warrant to Purchase Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.3 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.4	Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 27, 2022 (incorporated by reference to Exhibit 1.4 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

3.1	Description of the Registrant’s Securities (incorporated by reference to Exhibit 3.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.1*	2018 Third Amended and Restated Share Incentive Plan

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5	English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6	English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7	English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8	English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10	English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11	English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12	English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13	English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kw Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14	English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16	English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.17	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.18	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018) Exhibit

4.19	English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.20	English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.21	English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22	Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.23	Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.24†	Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.25†	Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.26†	Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.27†	Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.28†	Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.29†	Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.30†	Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†	Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Col, Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†	Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.33†	Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†	Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35	English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020 (incorporated by reference to Exhibit 4.40 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.36	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.41 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.37	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.42 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.38	Share Subscription Agreement by and between the Registrant and GIC Private Limited dated October 5, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.39	Registration Rights Agreement by and between the Registrant and GIC Private Limited dated October 8, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.40	Share Subscription Agreement by and between the Registrant and Wells Capital Management, Inc. on behalf of Wells Fargo Emerging Markets Equity Fund, Emerging Markets Equity Fund, a series of 525 Market Street Fund, LLC and Emerging Markets Equity CIT dated October 5, 2020 (incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.41	Share Subscription Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated June 14, 2021 (incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.42	Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.43	Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holding Inc. dated July 12, 2021 (incorporated by reference to Exhibit 4.43 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.44	Registration Rights Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.45	Supplemental Agreement in connection with the Convertible Note Purchase Agreement and Convertible Promissory Notes by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited, ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited dated June 17, 2021 (incorporated by reference to Exhibit 4.45 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.46	Termination Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated July 12, 2021 (incorporated by reference to Exhibit 4.46 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.47	English Summary of Material Contract Terms of the Investment Cooperation Agreement between Changfeng County Government of Hefei City and Uxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (incorporated by reference to Exhibit 4.8 of the current report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on December 7, 2021)

4.48	English Translation of Termination Agreement among Youxinpai, Youxin Hulian and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.48 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.49	English Translation of Termination Agreement among Yougu, Yishouche and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.49 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.50†	Share Subscription Agreement between the Registrant and Abundant Grace Investment Limited on June 30, 2022 (incorporated by reference to Exhibit 4.50 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.51	Amended and Restated Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.51 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.52	Registration Rights Agreement by and among the Registrant and Abundant Grace Investment Limited dated July 27, 2022 (incorporated by reference to Exhibit 4.52 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.53†	Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.53 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.54†	Framework Agreement among the Registrant, 58.com and other parties dated July 18, 2022 (incorporated by reference to Exhibit 4.54 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.55	Note Conversion and Share Exchange Letter dated July 18, 2022 (incorporated by reference to Exhibit 4.55 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.56	Amendment Agreement to the Warrant among the Registrant and Abundant Glory Investment L.P. dated January 12, 2023 (incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.57	Amendment Agreement to the Warrant among the Registrant and Abundant Grace Investment Limited dated January 12, 2023 (incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.58	Amendment Agreement to the Warrant among the Registrant and Astral Success Limited dated January 12, 2023 (incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.59	Supplementary Agreement among the Registrant and Abundant Grace Investment Limited dated April 4, 2023 (incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.60†	Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited by and among Uxin Limited, Astral Success Limited and Alpha Wealth Global Limited dated June 30, 2023 (incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.61*†	Share Subscription Agreement by and between the Registrant and Xin Gao Group Limited dated March 26, 2024

4.62*†	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated March 26, 2024

4.63*†	Registration Rights Agreement by and between the Registrant and Xin Gao Group Limited dated March 26, 2024

4.64*†	Second Amended and Restated Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated March 26, 2024

4.65†	Investment (Capital Contribution Increase) Agreement between the Registrant and Hefei Construction Investment North City Industrial Investment Co., Ltd. dated September 20, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 30, 2023)

4.66*†	English translation of Equity Transfer Agreement between the Registrant and Chengdu Tianfu Software ParkCo., Ltd. dated January 31, 2024

4.67*†	English translation of Loan Agreement between the Registrant and Mr. Kun Dai dated February 22, 2024

4.68*†	English translation of Equity Investment Agreement between the Registrant and Zhengzhou Airport Automobile Industry Co., Ltd. dated July 8, 2024

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

11.2*	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Beijing DOCVIT Law Firm

97.1*	Compensation Recoupment Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document 140

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Uxin Limited

	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chairman and Chief Executive Officer

Date: July 31, 2024

UXIN LIMITED

UXIN LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses since inception and, as of March 31, 2024, had an accumulated deficit and net current liability and the Company incurred operating cash outflow during the fiscal year ended March 31, 2024. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Fair value of a down round feature triggered for the senior convertible preferred shares

As described in Notes 2.24, 16 and 21 to the consolidated financial statements, the conversion rights of the Company’s senior convertible preferred shares issued include a conversion price down round feature. The down round feature is triggered when the Company provides for a lower conversion price in subsequent convertible preferred shares offerings. The provision of a lower conversion price results in the repricing of existing convertible preferred offerings to match any such lower stated conversion rate. When the down round feature is triggered, the Company measures the value of the effect of the feature as the difference between (a) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the stated conversion or exercise price before the conversion or exercise price reduction and (b) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the reduced conversion or exercise price upon the down round feature being triggered. The Company determined that, the reduction of the conversion price for senior convertible preferred shares in August 2023 and March 2024 triggered the down round feature operative within the then existing senior convertible preferred shares. The fair value impact related to the reduction in the conversion price of the senior convertible preferred shares in August 2023 and March 2024, amounting to RMB278.8 million and RMB1,781.5 million respectively, was recorded as a charge to accumulated deficit and a credit to additional paid in capital in permanent equity. For the fair value impact related to the reduction in the conversion price of the senior convertible preferred shares, with the assistance from a third-party valuation firm, the Company made estimation using a hybrid method comprising the probability-weighted method and the Black-Scholes option pricing model. The use of this hybrid method includes significant unobservable inputs to measure the fair value of the down round feature which required management to make judgments and assumptions relating to probability of the scenarios assumed, expected volatility and expected term.

The principal considerations for our determination that performing procedures relating to the fair value of the down round feature triggered for the senior convertible preferred shares is a critical audit matter are the significant judgment by management when developing the fair value estimation of the down round feature, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s significant assumptions. The audit effort also involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (a) reading the senior convertible preferred shares subscription agreements to verify the conversion prices; (b) testing management’s process to estimate the fair value of the down round feature; (c) evaluating the appropriateness of the hybrid method comprising the probability-weighted method and the Black-Scholes option pricing model; (d) testing the completeness, accuracy and relevance of underlying data used in the hybrid method; and (e) evaluating the reasonableness of management’s significant assumptions, including the probability of the scenarios assumed, expected volatility and expected term. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

July 31, 2024

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2023	March 31, 2024
	RMB	RMB	US$
			(Note 2.6)

ASSETS

Current assets:
Cash and cash equivalents	92,713	23,339	3,232
Restricted cash	618	594	82
Accounts receivable, net	790	2,089	289
Inventory, net	110,893	110,494	15,303
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB10,337 and RMB7,995 as of March 31, 2023 and 2024, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB26,541 and RMB22,739 as of March 31, 2023 and 2024, respectively	15,345	18,080	2,504
Prepaid expenses and other current assets	61,390	71,787	9,942

Total current assets	281,749	226,383	31,352

Non-current assets:
Property, equipment and software, net	63,725	74,243	10,283
Long-term investments	288,712	279,300	38,683
Finance lease right-of-use assets, net	-	1,339,537	185,524
Operating lease right-of-use assets, net	84,461	168,418	23,326
Other non-current assets	-	268	37

Total non-current assets	436,898	1,861,766	257,853

Total assets	718,647	2,088,149	289,205

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2023	March 31, 2024
	RMB	RMB	US$
			(Note 2.6)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	80,668	80,745	11,182
Other payables and other current liabilities	336,835	370,802	51,355
Current portion of finance lease liabilities	-	51,160	7,086
Current portion of operating lease liabilities	7,667	12,310	1,705
Warrant liabilities	8	-	-
Short-term borrowing from third parties	20,000	71,181	9,859
Short-term borrowing from related party	-	7,000	969
Current portion of long-term debt and borrowing	158,736	291,950	40,435

Total current liabilities	603,914	885,148	122,591

Non-current liabilities
Consideration payable to WeBank	58,559	-	-
Finance lease liabilities	-	1,191,246	164,986
Operating lease liabilities	77,462	154,846	21,446
Long-term borrowing	291,950	-	-
Long-term debt	264,560	-	-

Total non-current liabilities	692,531	1,346,092	186,432

Total liabilities	1,296,445	2,231,240	309,023

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2023	March 31, 2024
	RMB	RMB	US$
			(Note 2.6)

Commitments

Mezzanine equity

Redeemable non-controlling interests	-	149,991	20,774
Senior convertible preferred shares (US$0.0001 par value, 1,720,000,000 and 9,900,000,000 shares authorized as of March 31, 2023 and 2024, respectively; 1,151,221,338 and nil shares issued and outstanding as of March 31, 2023 and 2024, respectively)	1,245,721	-	-
Subscription receivable from preferred shareholders	(550,074)	-	-

Total Mezzanine equity	695,647	149,991	20,774

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 8,280,000,000 and 190,100,000,000 shares authorized as of March 31, 2023 and 2024, respectively; 1,370,016,554 Class A ordinary shares and 56,340,671,538 Class A ordinary shares issued and outstanding as of March 31, 2023 and 2024, respectively; 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2023 and 2024)	806	39,806	5,513
Additional paid-in capital	15,451,803	18,928,837	2,621,613
Subscription receivable from shareholders	-	(107,879)	(14,941)
Accumulated other comprehensive income	220,185	225,090	31,175
Accumulated deficit	(16,946,064)	(19,378,705)	(2,683,920)

Total Uxin Limited shareholders’ deficit	(1,273,270)	(292,851)	(40,560)
Non-controlling interests	(175)	(231)	(32)
Total shareholders’ deficit	(1,273,445)	(293,082)	(40,592)

Total liabilities, mezzanine equity and shareholders’ deficit	718,647	2,088,149	289,205

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Revenues:
Retail vehicle sales	780,371	1,312,857	1,024,401	141,878
Wholesale vehicle sales	823,466	707,385	315,909	43,753
Others	32,279	38,999	34,419	4,767
Total Revenues	1,636,116	2,059,241	1,374,729	190,398

Cost of revenues	(1,588,398)	(2,033,797)	(1,294,161)	(179,239)
Gross profit	47,718	25,444	80,568	11,159

Operating expenses:
Sales and marketing	(222,139)	(236,307)	(202,493)	(28,045)
Research and development	(36,200)	(37,704)	(33,820)	(4,684)
General and administrative	(151,024)	(164,505)	(177,386)	(24,568)
Reversal of/(provision for) credit losses, net	687	(13,844)	2,631	364
Total operating expenses	(408,676)	(452,360)	(411,068)	(56,933)

Other operating income, net	82,017	69,990	18,001	2,493

Loss from operations	(278,941)	(356,926)	(312,499)	(43,281)

Interest income	3,660	603	169	23
Interest expenses	(41,222)	(21,243)	(62,598)	(8,670)
Other income	5,227	17,088	15,870	2,198
Other expenses	(8,925)	(24,153)	(5,941)	(823)
Foreign exchange (losses)/gains	(9,336)	(2,457)	1,525	211
Fair value impact of the issuance of senior convertible preferred shares	186,231	242,733	(11,776)	(1,631)
Losses from extinguishment of debt	-	(2,778)	-	-
Loss before income tax expense	(143,306)	(147,133)	(375,250)	(51,973)

Income tax expense	(245)	(366)	(311)	(43)
Dividend from long-term investment	-	10,374	11,970	1,658
Equity in income/(loss) of affiliates, net of tax	328	(44)	(5,951)	(824)
Net loss	(143,223)	(137,169)	(369,542)	(51,182)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Net loss	(143,223)	(137,169)	(369,542)	(51,182)
Less: net (loss)/profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	-	(12)	2,845	394
Net loss attributable to Uxin Limited	(143,223)	(137,157)	(372,387)	(51,576)

Deemed dividend to preferred shareholders due to triggering of a down round feature	-	(755,635)	(2,060,254)	(285,342)
Net loss attributable to ordinary shareholders	(143,223)	(892,792)	(2,432,641)	(336,918)

Net loss	(143,223)	(137,169)	(369,542)	(51,182)
Other comprehensive income/(loss)
Foreign currency translation, net of nil tax	70,714	(68,276)	4,905	679

Total comprehensive loss	(72,509)	(205,445)	(364,637)	(50,503)
Less: total comprehensive (loss)/profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	-	(12)	2,845	394
Total comprehensive loss attributable to Uxin Limited	(72,509)	(205,433)	(367,482)	(50,897)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023, AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Net loss attributable to ordinary shareholders	(143,223)	(892,792)	(2,432,641)	(336,918)

Weighted average shares outstanding – basic	1,168,419,750	1,344,536,565	2,185,363,635	2,185,363,635
Weighted average shares outstanding – diluted	1,354,506,021	1,344,536,565	2,185,363,635	2,185,363,635

Net loss per share for ordinary shareholders, basic	(0.12)	(0.66)	(1.11)	(0.15)

Net loss per share for ordinary shareholders, diluted	(2.07)	(0.66)	(1.11)	(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Accumulated other		Total Uxin Limited	Non-	Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2021	1,112,431,559	733	13,695,877	217,747	(15,910,049)	(1,995,692)	(163)	(1,995,855)
Foreign currency translation adjustments	-	-	-	70,714	-	70,714	-	70,714
Net loss	-	-	-	-	(143,223)	(143,223)	-	(143,223)
Issuance of ordinary shares due to exercise of the share options	7,432,870	6	15,707	-	-	15,713	-	15,713
Share-based compensation	-	-	26,534	-	-	26,534	-	26,534
Debt restructuring gain from equity holders of the Company (Note 11)	-	-	61,018	-	-	61,018	-	61,018
Contribution from a shareholder due to the Restructuring (Note 2.2)	-	-	8,000	-	-	8,000	-	8,000
Conversion of convertible notes (Note 11)	66,990,291	43	446,973	-	-	447,016	-	447,016
Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)

Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)
Foreign currency translation adjustments	-	-	-	(68,276)	-	(68,276)	-	(68,276)
Net loss	-	-	-	-	(137,157)	(137,157)	(12)	(137,169)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 16)	-	-	755,635	-	(755,635)	-	-	-
Issuance of ordinary shares due to exercise of the share options	3,777,520	2	41	-	-	43	-	43
Share-based compensation	-	-	47,313	-	-	47,313	-	47,313
Issuance of ordinary shares to 58.com Holdings Inc. and ClearVue UXin Holdings, Ltd. (“ClearVue”) (Note 11)	220,194,175	22	394,705	-	-	394,727	-	394,727
Balance as of March 31, 2023	1,410,826,415	806	15,451,803	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Subscription receivable	Accumulated other		Total Uxin Limited	Non-	Total
	Number of		paid-in	from	comprehensive	Accumulated	shareholders’	controlling	shareholders’
	shares	Amount	capital	shareholders	income	deficit	deficit	interests	deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2023	1,410,826,415	806	15,451,803	-	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)
Foreign currency translation adjustments	-	-	-	-	4,905	-	4,905	-	4,905
Net loss	-	-	-	-	-	(369,486)	(369,486)	(56)	(369,542)
Net loss attributable to redeemable non-controlling interests	-	-	-	-	-	(2,901)	(2,901)	-	(2,901)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 16)	-	-	2,060,254	-	-	(2,060,254)	-	-	-
Conversion of senior convertible preferred shares into Class A ordinary shares	54,960,889,255	38,993	1,369,688	(107,879)	-	-	1,300,802	-	1,300,802
Issuance of ordinary shares due to exercise of the share options	9,765,729	7	(3)	-	-	-	4	-	4
Share-based compensation	-	-	47,095	-	-	-	47,095	-	47,095
Balance as of March 31, 2024	56,381,481,399	39,806	18,928,837	(107,879)	225,090	(19,378,705)	(292,851)	(231)	(293,082)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows used in operating activities:
Net loss	(143,223)	(137,169)	(369,542)	(51,182)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	26,534	47,313	75,806	10,499
Depreciation and amortization of property, equipment and software	14,265	13,355	12,264	1,699
Amortization of intangible assets	27	-	-	-
Amortization of right-of-use assets	15,373	17,489	28,557	3,955
(Gains)/loss from disposal of property, equipment and software	(1,494)	670	512	71
Equity in (income)/loss of affiliates	(328)	44	5,951	824
Impairment loss for equity investments accounted for using measurement alternative (Note 7)	-	-	3,461	480
Inventory valuation adjustments	14,223	(12,003)	9,310	1,289
(Reversal of)/provision for credit losses	(687)	13,844	(2,631)	(364)
Guarantee income	(126)	(46)	-	-
Discounting impact of non-current consideration payables	11,986	8,486	3,761	521
Fair value impact of the issuance of senior convertible preferred shares (Note 11, 16)	(186,231)	(242,733)	11,776	1,631
Gains from waiver of operating payables (Note 12)	(73,747)	(70,500)	(10,604)	(1,469)
Losses from extinguishment of debt	-	2,778	-	-

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	51,824	28,268	(15,312)	(2,121)
Amounts due from related parties	3,817	-	-	-
Loans recognized as a result of payments under guarantees	148,708	14,330	2,342	324
Financial lease receivables	10	-	-	-
Inventory	(372,120)	327,083	(11,622)	(1,610)
Payables, accruals and other current liabilities net of discounting impact	(266,922)	(204,786)	33,030	4,575
Deferred revenue	(5,247)	(4,140)	495	69
Consideration payable to WeBank, net of discounting impact	(81,604)	(53,423)	(40,000)	(5,540)

Net cash used in operating activities	(844,962)	(251,140)	(262,446)	(36,349)

Cash flows used in investing activities:
Proceeds from disposal of property, equipment and software	1,885	494	1,354	188
Purchase of property, equipment and software	(18,654)	(33,196)	(12,693)	(1,758)
Proceeds from disposal of subsidiaries	-	670	-	-

Net cash used in investing activities	(16,769)	(32,032)	(11,339)	(1,570)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows from financing activities:
Proceeds from borrowings	-	313,000	78,181	10,828
Repayment of borrowings	(79,560)	(234,050)	(20,000)	(2,770)
Repayment of long-term debt	(58,956)	(51,882)	-	-
Proceeds from exercise of share options	15,713	42	4	1
Proceeds from the issuance of senior convertible preferred shares	887,225	212,875	147,116	20,375

Net cash generated from financing activities	764,422	239,985	205,301	28,434

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(113)	221	(914)	(127)

Net decrease in cash, cash equivalents and restricted cash	(97,422)	(42,966)	(69,398)	(9,612)

Cash, cash equivalents and restricted cash at beginning of the period	233,719	136,297	93,331	12,926
Cash, cash equivalents and restricted cash at end of the period	136,297	93,331	23,933	3,314

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Supplemental disclosure of cash flow information
- Cash paid for income tax	179	222	288	40
- Cash paid for interest (Note 8)	5,111	58,945	2,586	377

Supplemental schedule of non-cash investing and financing activities
- Settlement of finance lease liabilities with the issuance of redeemable non-controlling interests (Note 17)	-	-	147,090	20,372
- Net settlement of long-term debt with unreceived disposal consideration (Note 4)	45,350	-	-	-
- Conversion of long-term debt into Class A ordinary shares (Note 11)	-	511,318	-	-
- Net settlement of long-term debt with subscription receivable from preferred shareholders (Note 11)	-	-	417,223	57,785

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

The Group’s principal operations and geographic market is in the People’s Republic of China (“PRC”). The Group operates vehicle sales business through an “inventory-owning” model where the Group sells its own inventory of used vehicles.

As of March 31, 2024, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect equity ownership	Principal activities

Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Hefei”)	Hefei	September 8, 2021	88%	Vehicle sales
Youfang (Beijing) Information Technology Co., Ltd.	Beijing	March 25, 2016	100%	Vehicle sales
Youtang (Shaanxi) Information Technology Co., Ltd.	Xi’an	May 12, 2022	100%	Vehicle sales

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity

The Company has incurred net losses since inception and, as of March 31, 2024, had an accumulated deficit in the amount of approximately RMB19.4 billion. The Company’s current liabilities exceeded its current assets by approximately RMB658.8 million as of March 31, 2024. The Company’s cash balance as of March 31, 2024 was approximately RMB23.3 million, and its operating cash outflow during the fiscal year ended March 31, 2024 was approximately RMB262.4 million. These adverse conditions and events raise substantial doubt about the Group’s ability to continue as a going concern. Accordingly, management assessed the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months. This assessment included an evaluation of whether management’s business and financing plans would be sufficient to conclude the Company could continue as a going concern.

The Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plans to mitigate these conditions and events. A summary of management’s plans includes:

Improvement in cash flows from operations:

●	Increase in sales and the gross margin on automobile sales, optimize the cost structure of the Group to reduce discretional expenses such as labour costs, advertising expenses and administrative expenses.

External equity and debt financing:

●	As of the date of the issuance of the consolidated financial statements, the Company was entitled to a consideration receivable of US$9.4 million due from NIO Capital expected to be received no later than December 31, 2024 for the subscription of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024.

●	On March 18, 2024, the Company entered into a non-binding term sheet with an investment fund (“NC Fund”) for an aggregate amount of financing of RMB200.0 million at a subscription price of US$0.004858 per share. Management is under negotiation with NC fund to complete the investment.

●	As of March 31, 2024, the Group obtained an aggregated inventory-pledging facilities amount of RMB290.0 million (equivalent to approximately US$40.2 million) from certain reputable banks and financial institution in the PRC. As of March 31, 2024, the Company had the outstanding borrowings of RMB55.0 million under the inventory-pledged financing facilities and the unused facilities amounted to RMB235.0 million. These facilities will mature within one year since the date of the issuance of the consolidated financial statements. Management plans to obtain the renewals of the facilities when they become mature.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), who is also the lessor of the used car retail superstore (the “Superstore”) in Hefei, HCI will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment made by Uxin Hefei over a 10-year period. The first-year rental of approximately RMB147.1 million was converted into the investment of approximately 12.02% equity interests in Uxin Hefei by HCI in October 2023 (Note 17). Management plans to further negotiate with HCI to seek net cash flow settlement of the future rental instalments to reduce the cash outflows in relation to the Hefei Superstore;

●	On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026.

The Company’s plans include significant, subjective assumptions that are subject to uncertainty. These assumptions include increasing demand for used cars over the next twelve months, achieving the profit improvement and costs and expenses optimization. In addition, the planned equity and debt financings that are not already contractually committed may not be available at terms that are favourable to the Company, or in amounts that are not sufficient to meet the Company’s needs over the next twelve months.

Based on the evaluation, management has concluded that these uncertainties cast substantial doubt on the Company’s ability to meet its maturing obligations and working capital requirements over the next twelve months, which would impact the Company’s ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

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

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to the fair value of a down round feature triggered for senior convertible preferred shares, the fair value of warrant liabilities and forward contracts, share-based compensation arrangements, fair value of the long-term investment, provision for credit losses for loans recognized as a result of payments under guarantees, trade receivables and other receivables, impairment of long-lived assets, the useful lives of property, equipment and software, discount rate applied in lease accounting, inventory provision, valuation allowances for deferred tax assets and management′s assessment of going concern. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ from those estimates.

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

Financial instruments of the Company primarily are comprised of cash and cash equivalents, accounts receivable, current portion of long-term debt and borrowing, accounts payable, and warrant liabilities. Except for warrant liabilities which are measured at fair value as of March 31, 2023, the carrying values approximated the fair values of these instruments because of their generally short maturities as of March 31, 2023 and 2024. The warrant liabilities were recorded at the fair value at the inception date and classified as a Level 3 measurement.

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

2.6 Convenience translation

Translations of Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the fiscal year ended March 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2203 on March 29, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2024, or at any other rate.

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

2.8 Restricted cash

As of March 31, 2023 and 2024, restricted cash primarily represents cash reserved in relation to certain litigations.

2.9 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB110.9 million and RMB110.5 million as of March 31, 2023 and 2024, respectively. Total amount of inventory write-downs recorded for used vehicles were RMB14.2 million, RMB30.2 million and RMB9.3 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

2.10 Property, equipment and software, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Electronic equipment	3 years
Furniture	5 years
Vehicles and motors	4 years
Software	5 years
Machine	12 years
Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

The Company recognizes the gain or loss on the disposal of property, equipment and software in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Long-term investments

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

The Company also holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. Impairment provision of RMB3.5 million was recognized for the fiscal years ended March 31, 2024, and no impairment of long-term investments was recognized for the fiscal years ended March 31, 2022 and 2023.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Impairment of long-lived assets

Long-lived assets including property, equipment, financing and operating lease right-of-use assets and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the fiscal years ended March 31, 2022, 2023 and 2024.

2.13 Revenue recognition

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

Revenue is recorded net off value-added-tax.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Revenue recognition (continued)

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

Others

Other revenue was immaterial for the fiscal years ended March 31, 2022, 2023 and 2024, respectively. It mainly represented the commissions earned from the Group’s financing and insurance partners from introducing them to the Company’s retail customers with financing needs, as well as revenues earned from warranty services.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents that portion of the overall transaction price that has been received (or for which the Group has an unconditional right to payment) allocated to performance obligations that the Group has not yet fulfilled, which is presented as deferred revenue that has not yet been recognized. As of March 31, 2023 and 2024, the aggregate amount of the transaction price allocated to remaining performance obligations was RMB2.3 million and nil, respectively, reflecting the Group’s remaining obligations.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Value-added-tax (“VAT”) and surcharges

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

2.15 Cost of revenues

Cost of revenues includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale and warranty services. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

2.16 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses and warranty expenses. Advertising and promotion expenses primarily include branding advertisements, online traffic acquisition costs and costs incurred in other marketing activities. Salaries and benefits for employees engaged in aftersales services and costs relating to outbound logistics were classified as “sales and marketing expense”.

Advertising costs are expensed as incurred. For those advertisements that are extended over a period of time, the advertising costs are recognised ratably over the beneficial period. The total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB58.7 million, RMB46.9 million and RMB20.8 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

2.17 Research and development expenses

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

2.18 General and administrative expenses

General and administrative expenses primarily consist of salaries and benefits and share-based compensation for employees engaged in management and administration positions or involved in general corporate functions, office rental, professional service fees and depreciation.

2.19 Share-based compensation

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

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrants and settlement of forward contracts (Note 16). Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value and is not adjusted if the market condition is not met, so long as the requisite service is provided.

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

2.20 Taxation

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

2.21 Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, the net loss is allocated between ordinary shares and other participating securities, including senior convertible preferred shares, based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. The diluted loss per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the loss per share for both classes of shares are identical.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.22 Leases

The Company determines if an arrangement is or contains a lease at inception. Operating leases are primarily for offices and stores and are included in Right-of-use assets, net, Operating lease liabilities, current and Operating lease liabilities, non-current on its Consolidated Balance Sheets. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and Operating lease liabilities represent obligation to make lease payment arising from the lease. The operating lease right of use assets and liabilities are recognized at lease commencement date based on the present value of lease payment over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The right of use assets also includes any lease payments made. The Company’s lease term may include options to extend or terminate the lease. Renewal options are considered within the operating lease right of use assets and liabilities when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Finance lease assets are presented as finance lease right-of-use assets, net, and the corresponding finance lease liabilities are included in current portion of finance lease liabilities for the current portion, and in finance lease liabilities within non-current liabilities on the Consolidated Balance Sheets. Finance lease costs consists of interest expense on the finance lease liabilities as well as amortization of the finance lease right-of-use assets on a straight-line basis over the lease term.

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

2.23 Provision for credit losses

The Company has several types of financial assets and liabilities that are subject to ASC 326’s CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for accounts receivable, loans recognized as a result of payments under guarantees and other receivables as of the balance sheet dates. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires us to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.23 Provision for credit losses (continued)

Measurement of CECL reserve

The Company estimates its CECL reserve for different financial instruments using various methods including the probability-of-default method, the loss rate method, the roll rate method and the discounted cash flow method.

●	For loans recognized as a result of payments under guarantees and financial lease receivables, the loss rate method is applied as the comprehensive product impact of Probability of Default (“PD”) and Loss Given Default (“LGD”).

●	The roll rate model is adopted for accounts receivable; while for some other receivables which cannot be pooled with financial assets with similar risk characteristics, the reserve for credit losses is evaluated on an individual basis using the discounted cash flow method.

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

2.24 Accounting of the down round feature

The Company assesses whether there are circumstances that trigger the down round feature for convertible preferred shares and warrants. When the down round feature is triggered, the Company considers the provision of ASC 260-10-30-1 and measures the value of the effect of the feature as the difference between (a) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the stated conversion or exercise price before the conversion or exercise price reduction and (b) the fair value of the issued financial instrument (without the down round feature) with a conversion or exercise price corresponding to the reduced conversion or exercise price upon the down round feature being triggered. The excess value of the convertible preferred shares or warrant resulting from the triggering of the down round feature as determined on the measurement date shall be a deemed dividend to the preferred shareholders or to the warrant holders, which should be deducted to arrive at net income/(loss) to ordinary shareholders. Therefore, recognition of the fair value of the down round feature results in a charge to retained earnings/(accumulated deficit) and a credit to additional paid-in capital in permanent equity rather than mezzanine equity.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment′s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment′s profit or loss in assessing segment′s performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU is not expected to have a material impact on the Group’s consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity′s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the Group′s consolidated financial statements, once adopted.

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

	March 31, 2023	March 31, 2024
	RMB	RMB

Loans recognized as a result of payments under guarantees	10,337	7,995
Less: provision for credit losses	(10,337)	(7,995)
	-	-

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	March 31, 2023	March 31, 2024
	RMB	RMB

Up to 6 months	1,756	-
6 months to 12 months	460	-
Over 12 months	8,121	7,995
	10,337	7,995

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

The balance of loans recognized as a result of payments under guarantees by grade of monitored credit risk quality indicator as of March 31, 2023 and 2024 were listed as below:

	March 31, 2023	March 31, 2024
	RMB	RMB

Normal	-	-
Attention	-	-
Secondary	10,337	7,995
	10,337	7,995

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES (CONTINUED)

The movement of provision for credit losses for the fiscal years ended March 31, 2022, 2023 and 2024 was as follows:

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Beginning balance of the period	(1,182,609)	(324,371)	(10,337)
(Provision for)/reversal of credit losses	(94)	(1,770)	1,719
Write-offs	13,093	308,847	-
Bought out by certain non-bank financing institutions without recourse	821,496	-	-
Payments from the borrowers or other recoveries	23,743	6,957	623
Ending balance of the period	(324,371)	(10,337)	(7,995)

The following table explains the changes in the provision of credit losses by grade of monitored credit risk quality indicator as of March 31, 2022, 2023 and 2024:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB

Balance at March 31, 2021	(11,787)	(149,220)	(1,021,602)	(1,182,609)
Reversal of/(provision for) credit losses	6,483	49,903	(56,480)	(94)
Write-off	36	1,589	11,468	13,093
Bought out by certain non-bank financing institutions without recourse	1,286	38,599	781,611	821,496
Payments from the borrowers or other recoveries	14	6,105	17,624	23,743
Transfer from Normal to Attention	2,358	(2,358)	-	-
Transfer from Normal to Secondary	514	-	(514)	-
Transfer from Attention to Secondary	-	22,040	(22,040)	-
Transfer from Attention to Normal	(343)	343	-	-
Transfer from Secondary to Attention	-	(41,784)	41,784	-
Transfer from Secondary to Normal	(366)	-	366	-
Balance at March 31, 2022	(1,805)	(74,783)	(247,783)	(324,371)
(Provision for)/reversal of credit losses	(8,126)	(4,844)	11,200	(1,770)
Write-offs	3,341	74,519	230,987	308,847
Payments from the borrowers or other recoveries	-	297	6,660	6,957
Transfer from Normal to Secondary	6,590	-	(6,590)	-
Transfer from Attention to Secondary	-	4,811	(4,811)	-
Balance at March 31, 2023	-	-	(10,337)	(10,337)
Reversal of credit losses	-	-	1,719	1,719
Payments from the borrowers or other recoveries	-	-	623	623
Balance at March 31, 2024	-	-	(7,995)	(7,995)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. OTHER RECEIVABLES, NET

	March 31, 2023	March 31, 2024
	RMB	RMB

Rental and other deposits	26,418	25,681
Staff advance	13,890	15,138
Others	1,578	-
	41,886	40,819
Less: provision for credit losses	(26,541)	(22,739)
	15,345	18,080

The movement of the provision for credit loss for the fiscal years ended March 31, 2022, 2023 and 2024 was as follows:

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Beginning balance of the period	(20,980)	(30,251)	(26,541)
Additions	(3,494)	(12,400)	-
Write-offs	679	16,110	3,802
Reclassified from amounts due from related parties	(6,456)	-	-
Ending balance of the period	(30,251)	(26,541)	(22,739)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2023	March 31, 2024
	RMB	RMB

VAT-input deductible	54,601	67,452
Prepaid marketing expense	2,009	2,290
Prepaid consulting and professional service fees	1,247	1,300
Prepaid insurance cost	139	479
Prepaid rental expense	2,537	51
Others	857	215
	61,390	71,787

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31, 2023	March 31, 2024
	RMB	RMB

Cost
Leasehold improvement	178,023	212,123
Electronic equipment	51,748	49,036
Software	26,953	26,953
Furniture	2,151	15,643
Machine	-	11,081
Vehicles and motors	4,057	6,621
Construction in progress	43,489	778
Total property, equipment and software	306,421	322,235

Less: accumulated depreciation and amortization
Leasehold improvement	(174,014)	(175,667)
Electronic equipment	(49,008)	(45,327)
Software	(16,630)	(22,974)
Furniture	(1,136)	(1,083)
Machine	-	(477)
Vehicles and motors	(1,908)	(2,464)
Total accumulated depreciation and amortization	(242,696)	(247,992)

Net book value	63,725	74,243

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expense are approximately RMB14.3 million, RMB13.4 million and RMB12.3 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31, 2023	March 31, 2024
	RMB	RMB

Equity investments accounted for using the equity method
Beijing Gangjian Shoubao Cultural Media Center LLP (“Gangjian Shoubao”)	4,500	-
Weiche Information Technology Co., Ltd. (“Weiche”)	1,451	-
	5,951	-

Equity investments accounted for using the measurement alternative
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	282,761	279,300

Total long-term investments	288,712	279,300

Investment in Jincheng

Investment in Jincheng represents an investment of 19% ordinary equity interest in a professional consumer financial service company. As the Group could not execute significant influence over Jincheng, the Group accounted for the investment using the alternative method measurement, and no measurement events were identified during the fiscal years ended March 31, 2023. In July 2022 and June 2023, the Group received a cash dividend from Jincheng amounting to RMB10.4 million and RMB12.0 million.

In November 2022, the Group entered into a definitive agreement with a third-party, pursuant to which the equity interest of Jincheng with carrying amount of RMB282.8 million was pledged to obtain a loan with RMB292.0 million principal bearing 5% annum interest rate, and due in December 2024 (Note 8).

The Group performs impairment assessment of its investments under the measurement alternative whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. In January 2024, the Group entered into an equity transfer agreement with a third party for the disposal of the investment at a cash consideration of RMB271.3 million. The transaction will be terminated if the sale of investment is not approved by the government. Given the uncertainty of the approval, the Company did not derecognize the investment as of March 31, 2024 until the approval and the sale of investment was subsequently completed in April 2024. As the cash consideration of RMB271.3 million received and cash dividend of RMB8.0 million expected to be received in July 2024 is lower than the carrying value of the investment of RMB282.8 million as of March 31, 2024, the Group recognised the impairment provision of approximately RMB3.5 million against the carrying value of the investment, and the impairment was recorded in “other expenses” in the Group’s Consolidated Statements of Comprehensive Loss. In conjunction with the sale of investment transaction, the Group also entered into a financial advisory agreement and a supplement agreement in which the Group agrees to pay a cash consideration of RMB39.1 million for the advisory fee upon the successful completion of the sale of investment. The corresponding expense was not recorded until the completion of the sale of investment in April 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS

The following table presents short-term and long-term borrowings from commercial banks or other institutions as of March 31, 2023 and 2024.

Funding Partners	Terms	Rate	March 31, 2023	March 31, 2024
			RMB	RMB
Short-term borrowing from related party (Note 14)	within 12 months	6%	-	7,000
Short-term borrowing from third parties	within 12 months	4%-10%	20,000	71,181
			20,000	78,181

Current portion of long-term borrowings			-	291,950
Non-current portion of long-term borrowings			291,950	-
Long-term borrowings	2 years, due in December 2024	5%	291,950	291,950

Short-term borrowings from third parties outstanding as of March 31, 2023 represented the loans drawn down under the Group’s working capital facility. Short-term borrowings outstanding as of March 31, 2024 comprised of: a) the loans of RMB55 million drawn down under the Group’s inventory-pledged financing facilities, b) other short-term borrowings from third parties.

The Group entered into inventory-pledged financing facilities with several reputable banks and financial institutions to finance its procurement of vehicle inventory, which was pledged by the Group’s vehicle inventory. Under the inventory-pledged financing facilities, repayment of amounts drawn for the purchase of a vehicle should generally be made within several days after selling or otherwise disposing of the vehicle or in 90 days if the vehicle is not sold or disposed. The inventory-pledged financing facilities require monthly interest payments with an annual interest rate of 4.0% - 9.0%. As of March 31, 2024, the Company had borrowings of RMB55.0 million outstanding under the inventory-pledged financing facilities and the unused facilities amounted to RMB235.0 million.

Long-term borrowing outstanding as of March 31, 2023 and 2024 was pledged with the equity interest the Group holds in an investment (Note 7). The long-term borrowing will be due in December 2024. In December 2023, the Group entered into a supplementary agreement with the borrower, mutually agreed that if the Group successfully disposes the investment pledged and pays the borrower cash proceeds of RMB240.0 million, the remaining principal and interests will be waived. However, if the sale of investment transaction fails, the Group is still obligated to repay all the principal and interests under the original borrowing agreement. As of March 31, 2024, the outstanding principal and interests of the borrowing amounted to RMB292.0 million and RMB19.3 million, respectively. Given the uncertainty of the sale of investment as discussed in Note 7, the Group did not account for the extinguishment of the borrowing as a result of a troubled debt restructuring until the completion of the sale of investment and settlement of the borrowing in April 2024.

The weighted average interest rate for the outstanding borrowings was approximately 5.0% and 6.5% as of March 31, 2023 and 2024, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	March 31, 2023	March 31, 2024
	RMB	RMB

Consideration payable to WeBank, current (Note 10)	55,887	78,207
Tax payables	66,010	65,506
Accrued service fee for IT and other professional support	65,514	61,518
Deposits	40,162	34,925
Accrued advertising expenses	34,942	29,739
Accrued service fee for transaction support	24,386	25,580
Accrued salaries and benefits	13,834	21,872
Interest payable	4,457	19,460
Deferred revenue	13,909	14,404
Others	17,734	19,591
	336,835	370,802

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

10. CONSIDERATION PAYABLE TO WEBANK

	March 31, 2023	March 31, 2024
	RMB	RMB

Consideration payable to WeBank in total (i)	114,446	78,207
Less: current portion (recorded in “other payables and other current liabilities” (Note 9)	(55,887)	(78,207)
	58,559	-

(i)	In 2020, the Group entered into agreements with WeBank in order to settle the Group’s remaining guarantee liabilities with regards to its historically-facilitated loans. Pursuant to the agreements, the Company will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as a guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the 2020 July Agreement, the Group was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Group made the instalments based on the agreed-upon schedule in agreements.

Subsequently on June 21, 2021, the Company entered into another supplemental agreement with WeBank and under this supplemental agreement a total of RMB48.0 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment, total amount of RMB73.7 million, was recorded in “other operating income” for the year ended March 31, 2022.

On June 28, 2023, the Company entered into supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on June 30, 2023. Under the new terms, the repayment will be divided into monthly instalments of to RMB5.0 million each month from June 2023 to November 2023.

On December 31, 2023, the Company entered into another supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on December 31, 2023. Under the new terms, the repayment will be divided into monthly instalments of RMB2.5 million for each month from December 2023 to November 2024.

On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LONG-TERM DEBT

	March 31, 2023	March 31, 2024
	RMB	RMB

Current portion of long-term debt	158,736	-
Long-term debt	264,560	-
	423,296	-

The Company entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors on May 28, 2019, pursuant to which the Company issued and sold convertible notes in an aggregate principal amount of US$230 million on June 10, 2019 bearing 3.75% interest rate per annum due on June 9, 2024 (“2024 Notes”). As one of the pre-closing conditions of the new round of financing with NIO Capital and Joy Capital, on June 14, 2021, the Company entered into a supplemental agreement with the 2024 Notes holders. Pursuant to the supplemental agreement, a total of US$69 million of 2024 Notes would be automatically converted into a total of 66,990,291 Class A ordinary shares at a price of US$1.03 per Class A ordinary share upon the first closing date of the new round of financing. On July 12, 2021, the aforementioned conversion was completed, and related Class A ordinary shares were issued. The remaining principal amount, a total of US$161 million, was also modified to be repaid by instalments by the Company from July 2021 to June 2024, recorded as other non-current liabilities as of March 31, 2022, and the 2024 Notes holders are not able to execute conversion rights anymore.

On July 18 and August 29, 2022, the Company issued 183,495,146 and 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to 58.com and ClearVue in exchange for the full release of the Company’s obligations under the 2024 Notes issued to 58.com and ClearVue on June 10, 2019. These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share with a fair value of RMB308.2 million and RMB62.8 million, respectively. As a result, the 2024 Notes issued to 58.com and ClearVue amounting to US$63.0 million and US$12.6 million, respectively were extinguished upon such issuance of shares.

In connection with the foregoing transaction, in July 2022, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain additional historical transactions. 58.com released the Company from its long-term debt of RMB424.9 million and other payables and other current liabilities of RMB69.4 million. The Company, in turn, released 58.com from amounts owed, including other receivables of RMB114.1 million, loans recognized as a result of payments under guarantees of RMB41.9 million, other non-current assets of RMB21.0 million and prepaid expense and other current assets of RMB12.0 million. As a result of the Company’s issuance of 183,495,146 Class A ordinary shares to 58.com with the fair value of RMB308.1 million and the mutual release between 58.com and the Company for certain obligations described above, the Group recognized losses from extinguishment of debt of RMB2.8 million for the fiscal year ended March 31, 2023.

The long-term debt of RMB59.0 million and RMB51.9 million were repaid for the fiscal years ended March 31, 2022 and 2023, respectively.

On April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable reflected as a deduction from mezzanine equity by US$61.6 million with all its obligation under long-term debt due to NIO Capital after the assignment. Accordingly, the Company derecognized the subscription receivable and long-term debt of US$61.6 million (equivalent to RMB417.2 million).

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. OTHER OPERATING INCOME, NET

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Gains from waiver of operating payables (i)	73,747	70,500	10,604
Government grant	1,895	5,252	6,135
Guarantee income	126	46	-
Income from sale of loans recognized as a result of payments under guarantees	26,279	-	-
Transfer-out of unused VAT-input deductible	(20,030)	-	-
Others	-	(5,808)	1,262
	82,017	69,990	18,001

(i)	The Company entered into supplemental agreements with several suppliers in May and June 2021, pursuant to which the Company would be exempted, conditionally, from the repayment of other payables of approximately RMB120.4 million. In this regard, the Company satisfied certain necessary payment conditions during the fiscal year ended March 31, 2022 which resulted in RMB64.3 million in other payables being waived pursuant to the relevant supplier agreements. The waiver of this payable balance resulted in a like gain recorded in the same fiscal year. Additional payment conditions were met during fiscal year 2023 resulting in an incremental RMB56.1 million in payables waived pursuant to the operative supplier agreements. The waiver of this additional payables balance resulted in a like gain recorded in the same fiscal year. In addition, the Company continued to negotiate with other suppliers to settle long-aged payables, resulting in additional wavier gains of RMB9.4 million, RMB14.4 million and RMB10.6 million recorded for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LEASES

The Group recognized lease assets and lease liabilities related to substantially all of the Group’s lease arrangements in the consolidated financial statements. The Group has operating leases primarily for office and operations space. The Group’s operating lease arrangements have remaining terms of one year to ten years.

The Group’s finance lease represented the lease of the used car retail superstore (the “Superstore”) in Hefei. A subsidiary of the Company, Uxin Hefei entered into a lease and purchase agreement with HCI to lease the Superstore in Hefei with a 10-year lease term with an annual lease payment of RMB147.1 million from September 2023 to September 2032, and further obtained an option to purchase the Superstore at the cost of RMB716.9 million at the end of lease term. The initial direct cost made and the incentive received on or before the lease commencement date were immaterial. On the lease commencement date, the property, plant and equipment for the Superstore amounted RMB1,563.5 million with the estimated useful lives of 50 years, being the present value of the lease payments and the exercise price of the purchase obligation using the implicit rate of return in the finance lease arrangement. The Group commenced the lease of the Superstore in September 2023. As the lease contains an option to purchase the underlying asset which is reasonably certain to be exercised by the Company, it was classified as a finance lease.

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei (Note 17).

In January 2024, the total lease payment was modified and the lease liability is remeasured based on the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Right-of-us assets and lease liabilities are adjusted down by RMB216.1 million upon the modification.

Supplemental Consolidated Balance Sheets information related to leases were as follows:

	March 31, 2023	March 31, 2024
	RMB	RMB

Operating leases

Right-of-use assets	84,461	168,418
Operating lease liabilities - current	7,667	12,310
Operating lease liabilities - non-current	77,462	154,846
Total operating lease liabilities	85,129	167,156

Finance leases

Right-of-use assets	-	1,339,537
Finance lease liabilities - current	-	51,160
Finance lease liabilities - non-current	-	1,191,246
Total finance lease liabilities	-	1,242,406

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LEASES (CONTINUED)

The components of lease expense are as follows within the Consolidated Statements of Comprehensive Loss:

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Operating lease expense:
Operating lease expense	16,596	17,490	20,115
Short-term lease expense	3,228	5,905	5,452
Total operating lease expenses	19,824	23,395	25,567
Finance lease expense:
Amortization expense	-	-	14,290
Interest expense	-	-	41,184
Total finance lease expenses	-	-	55,474
Total lease expenses	19,824	23,395	81,041

Other information related to leases where the Group is the lessee was as follows:

	March 31, 2023	March 31, 2024

Weighted average remaining lease term
Operating leases	8.64	8.75
Finance leases	-	9.50
Weighted average incremental borrowing rate
Operating leases	5.13%	4.30%
Finance leases	-	6.60%

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. LEASES (CONTINUED)

Supplemental cash flow information related to leases were as follows:

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Operating cash outflows from operating leases	23,547	10,231	18,011
Right-of-use assets obtained in exchange for operating lease liabilities	23,628	84,947	97,731
Right-of-use assets obtained in exchange for finance lease liabilities, after modification	-	-	1,353,827

Maturities of lease liabilities are as follows:

	March 31, 2024
	Finance lease	Operating lease
	RMB	RMB

Fiscal year ended March 31, 2025	128,692	19,330
Fiscal year ended March 31, 2026	128,692	18,670
Fiscal year ended March 31, 2027	128,692	19,803
Fiscal year ended March 31, 2028	128,692	22,804
Fiscal year ended March 31, 2029	128,692	24,163
Thereafter	1,171,168	99,600
Total lease payments	1,814,628	204,370
Less: imputed interest	(572,222)	(37,214)
Total lease liabilities	1,242,406	167,156
Less: current portion	(51,160)	(12,310)
Non-current portion of lease liabilities	1,191,246	154,846

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2023 and 2024:

Name of related parties	Relationship with the Group

58.com Holdings Inc.	Non-controlling shareholder since July 2022
Joy Capital	Preferred shareholder before March 27, 2024 and non-controlling shareholder since March 27, 2024
NIO Capital	Preferred shareholder before March 27, 2024 and controlling shareholder since March 27, 2024
Xin Gao Group Limited (“Xin Gao”)	Non-controlling shareholder, controlled by Mr. Kun Dai, chairman and chief executive officer of the Company
Mr. Kun Dai (i)	Chairman and chief executive officer of the Company

(i) On February 22, 2024, the Company entered into a one-year loan agreement with Mr. Kun Dai, the principal of which is RMB7.0 million the interest rate is 6% per annum.

Except for the loan mentioned above and the senior convertible preferred shares, warrants and forward contracts issued to NIO Capital, Joy Capital and Xin Gao (Note 16), there were no material related party transactions for the years ended March 31, 2022, 2023 and 2024 and balances as of March 31, 2023 and 2024.

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

Youxin Internet (Beijing) Information Technology Co., Ltd. (“Youxin Hulian”) and Youfang (Beijing) Information Technology Co., Ltd. (“Youfang”) have been qualified as “high and new technology enterprise” (“HNTE”) and enjoy a preferential income tax rate of 15% from 2020 to 2022 and from 2023 to 2025, respectively.

The Group’s other PRC subsidiaries, former VIEs and VIEs’ subsidiaries are subject to the statutory income tax rate of 25%.

As of March 31, 2024, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. INCOME TAX EXPENSE (CONTINUED)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the fiscal years ended March 31, 2022, 2023 and 2024 were as follows:

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Current income tax expense	(245)	(366)	(311)
Deferred income tax expense	-	-	-
Total income tax expense	(245)	(366)	(311)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the fiscal year ended March 31,
	2022	2023	2024

Statutory income tax rate 25.0%	25.0%	25.0%	25.0%
Permanent differences	(42.0)%	(3.3)%	(1.1)%
Effect of different tax rate (i)	12.4%	36.7%	(5.5)%
Change of valuation allowance	4.8%	(58.1)%	(18.3)%
Effective tax rate	0.2%	0.3%	0.1%

(i)	The effect of different tax rate is attributed to varying rates in other jurisdictions where the Group is established, such as the Cayman Islands or Hong Kong, and the preferential tax rate certain entities in the Group enjoys.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	March 31, 2023	March 31, 2024
	RMB	RMB

Deferred tax assets
Net operating loss carry forwards	1,591,988	1,512,929
Deductible advertising expense	582,306	444,484
Leases	21,115	193,523
Provision for credit losses	13,421	10,762
Impairment loss for equity investments accounted for using measurement alternative	-	865
Less: valuation allowance	(2,187,715)	(1,977,402)
Net deferred tax assets	21,115	185,161

	March 31, 2023	March 31, 2024
	RMB	RMB

Deferred tax liabilities
Leases	(21,115)	(185,161)
Total deferred tax liabilities, net	(21,115)	(185,161)

Movement of valuation allowance

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Balance at beginning of the period	(2,005,864)	(2,096,090)	(2,187,715)
Changes of valuation allowance	(90,226)	(91,625)	210,313
Balance at end of the period	(2,096,090)	(2,187,715)	(1,977,402)

As of March 31, 2024, the Group had net operating loss carry forwards of approximately RMB5,872.2 million which arose from the subsidiaries established in the PRC. For all subsidiaries in China, the loss carry forwards will expire from 2024 to 2028.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these its net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of March 31, 2023 and 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS

2021 Subscription Agreement

In June 2021, the Company entered into shares subscription agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315.0 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100.0 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. On the same day, the Company also issued warrants to each of NIO Capital and Joy Capital to purchase up to 240,314,593 senior convertible preferred shares for an aggregate amount of US$165.0 million which was included in the aforementioned US$315.0 million. Each investor has the option to exercise the warrants within 18 months of the first closing date. In January 2023, the Company entered into a new agreement with NIO Capital and Joy Capital to extend the expiration date of the forementioned warrants from January 12, 2023 to January 12, 2024. In August 2023, Joy Capital exercised its warrants in full. Warrants authorised to NIO Capital was not exercised and terminated in December 2023.

For the second closing in the amount of US$50.0 million, US$27.5 million, US$10.0 million and US$7.5 million were received in November 2021, March 2022 and June 2022, respectively, and accordingly, a total of 80,104,865 senior convertible preferred shares, 29,129,042 and 21,846,781 senior convertible preferred shares were issued, respectively. In July 2022, NIO Capital assigned its rights and obligations to an independent third party to subscribe for 14,564,520 senior convertible preferred shares for a total price of US$5.0 million under the second closing. On the same day, the Company received the remaining US$5.0 million. Following this closing, the second closing of this financing transaction for the amount of US$50.0 million has been completed.

2022 Subscription Agreement

In June 2022, the Company entered into another definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. Subsequently on April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received, and the remaining subscription receivable of US$16.4 million was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024 after the conversion of all the preferred shares into Class A ordinary shares in March 2024.

2024 Subscription Agreement

On March 26, 2024, the Company entered into definitive agreements with Xin Gao Group Limited (“Xin Gao”) and issued 1,440,922,190 senior convertible preferred shares at conversion price of US$0.004858 per Class A ordinary share for an aggregate amount of US$7.0 million. As Xin Gao is controlled by Mr. Kun Dai, the Chairman of the Board of Directors and Chief Executive Officer of Company and the fair value of the senior convertible preferred shares is higher than the consideration received from Xin Gao, a share-based compensation expense of US$4.0 million (equivalent to RMB28.7 million) equal to the difference between the fair value of the preferred shares issued and the consideration received was recorded in general and administrative expenses in March 2024.

On March 27, 2024, as agreed by all preferred shareholders, all senior convertible preferred shares were converted into Class A ordinary shares.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The major rights, preferences and privileges of the senior convertible preferred shares under the 2024 Subscription Agreement, 2022 Subscription Agreement and 2021 Subscription Agreement are as follows:

Conversion rights

Each senior convertible preferred share shall be convertible, at any time and from time to time from and after the applicable original issue date of 2021 Subscription Agreement and 2022 Subscription Agreement. The original conversion price for each senior convertible preferred share shall be US$0.3433 per Class A ordinary share for 2021 Subscription Agreement.

The conversion price down round feature is triggered when the Company provides for a lower conversion price in subsequent convertible preferred shares offerings. The provision of a lower conversion price results in the repricing of existing convertible preferred offerings to match any such lower stated conversion rate.

According to 2022 Subscription Agreement, the conversion price for each senior convertible preferred share shall be US$0.14 per Class A ordinary share. At the closing of 2022 Subscription, the conversion price for each senior convertible preferred share issued pursuant to the 2021 Subscription Agreement and outstanding were adjusted to US$0.14 per Class A ordinary share. In August 2023, Joy Capital exercised its warrants to purchase senior convertible preferred shares and the Company issued senior convertible preferred shares to Joy Capital at conversion price of US$0.0457 per Class A ordinary share. The conversion price for each senior convertible preferred share outstanding as of the date were further adjusted to US$0.0457 per Class A ordinary share. On March 26, 2024, the Company issued senior convertible preferred share to Xin Gao Group Limited at conversion price of US$0.004858 per Class A ordinary share. As a result, the conversion price for each senior convertible preferred share outstanding as of the date were further adjusted to US$0.004858 per Class A ordinary share. On March 27, 2024, as agreed by all preferred shareholders, all senior convertible preferred shares were converted into Class A ordinary shares at conversion price at US$0.004858 per ordinary share.

Voting rights

Holder of each senior convertible preferred share shall be entitled to vote that number of votes equal to the largest number of whole shares of Class A ordinary shares into which each such senior convertible preferred shares could be converted.

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until March 31, 2024.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Redemption Rights

At any time and from time to time, upon written notice of each holder of senior convertible preferred share, the Company shall redeem all or part of the senior convertible preferred share held by such holder at the redemption price (as defined below), provided that any of the following events occurs: (i) any material breach of any of the representations, warranties or covenants by the Company; (ii) any conviction of breaches or violation of Applicable Law by the Company which is reasonably expected to have a material adverse effect; (iii) during the principal lock-up period, all or part of the 40,809,861 Class B ordinary shares held by the principal parties shall be subject to enforcement, foreclosure, freezing order or other judicial measures; (iv) the principal’s employment with the Company shall be terminated for whatever reason; (v) the Company shall fail to have available a sufficient number of authorized and unreserved Class A ordinary shares to issue to such holder upon a conversion hereunder; (vi) there shall have occurred a bankruptcy event; (vii) the ADSs shall fail to be listed or quoted for trading on a trading market for more than five (5) Trading Days, which need not be consecutive trading days; (viii) the electronic transfer by the Company of ADSs through the depository trust company or another established clearing corporation is no longer available or is subject to a “chill”; (ix) with respect to the senior convertible preferred shares issued pursuant to the 2022 Subscription Agreement only, the Company shall receive any notice (whether written or not) from any holder of a 2024 Note declaring accelerate payment of its outstanding principal and interests accruing thereon under the 2024 Note held by it based on occurrence of any Event of Default under the 2024 Notes (whether actual of alleged).

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

The Company classified the warrants in the warrant liabilities and recorded at fair value initially with subsequent changes in fair value recorded in the profit and loss as warrants issued with redeemable share are liabilities within the scope of ASC 480. Warrants issued in connection with debt or equity, if the warrants are classified as a liability and recorded at fair value with changes in fair value recorded in the profit and loss, then the proceeds should be allocated first to the warrants based on their fair value (not relative fair value). The residual should be allocated to the base debt or equity instrument. Therefore, all proceeds were allocated to warrants on July 12, 2021, as the fair value of the warrants on that day was higher than total proceeds received. Besides, financial liabilities that are required to be measured at fair value should be recorded at fair value with the excess of the fair value over the net proceeds received recognized as a loss in the profit and loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

Accounting for senior convertible preferred share and warrants (continued)

The Company classified the obligation for the second closing as forward contracts as the investors were obligated to purchase and the Company was required to issue the shares within that twelve-month period since the first closing date. Forward contracts were recorded at fair value initially with subsequent fair value changes to be recorded through profit and loss.

The Company determined that, the reduction of the conversion price for senior convertible preferred shares in July 2022, August 2023 and March 2024 triggered the down round feature operative within the then existing senior convertible preferred shares. The fair value impact related to the reduction in the conversion price of the senior convertible preferred shares in July 2022, August 2023 and March 2024, amounting to RMB755.6 million, RMB278.8 million and RMB1,781.5 million respectively, was recorded as a charge to accumulated deficit and a credit to additional paid in capital in permanent equity.

The Company’s senior convertible preferred shares activities for the fiscal years ended March 31, 2023 and 2024 are summarized below (except the fair value impact of the down round feature which solely affected the classification of permanent equity):

The movements of mezzanine equity related to senior convertible preferred shares during the fiscal year ended March 31, 2022, 2023 and 2024 were as follows:

Preferred shares
RMB

Beginning balance as of April 1, 2021	-
Issuance of senior convertible preferred shares	239,452
Fair value impact recorded upon cash receipt for subscription	287,032
Ending balance as of March 31, 2022	526,484
Issuance of senior convertible preferred shares	758,252
Subscription receivable from preferred shareholders	(550,074)
Fair value impact recorded upon cash receipt for subscription	(39,015)
Ending balance as of March 31, 2023	695,647
Issuance of senior convertible preferred shares	163,072
Settlement of subscription receivable from preferred shareholders (Note 11)	442,195
Conversion to Class A ordinary shares	(1,300,914)
Ending balance as of March 31, 2024	-

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The roll forward of Level 3 financial instruments, including both warrant liabilities and forward contracts, during the fiscal year ended March 31, 2022, 2023 and 2024 was as follows:

	Warrant liabilities	Forward contract assets
	RMB	RMB

Fair value of Level 3 financial instruments as of March 31, 2021	-	-
Issuance of warrants	647,850	-
Fair value of warrants and forward contracts at issuance	1,800,147	735,244
Settlement of forward contracts	-	(287,032)
The change in fair value of financial instruments	(2,224,660)	(441,088)
Foreign currency translation	(26,947)	(7,160)
Fair value of Level 3 financial instruments as of March 31, 2022	196,390	(36)
Settlement of forward contracts	-	39,015
The change in fair value of financial instruments	(204,687)	(38,046)
Foreign currency translation	8,305	(933)
Fair value of Level 3 financial instruments as of March 31, 2023	8	-
The change in fair value of financial instruments	11,776	-
Settlement of warrants	(12,617)	-
Foreign currency translation	833	-
Fair value of Level 3 financial instruments as of March 31, 2024	-	-

The composition of the fair value impact of the issuance of senior convertible preferred shares during the fiscal years ended March 31, 2022, 2023 and 2024 was as follows:

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Fair value impact of the warrants	424,513	204,687	(11,776)
Fair value impact of the forward contracts	(294,156)	38,046	-
Gain from the TDR of the 2024 Notes (Note 11)	55,874	-	-
	186,231	242,733	(11,776)

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

For the warrants, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

	For the fiscal year ended March 31,
	2022	2023	2024

Risk-free interest rate	0.12%~1.39%	2.53%~4.74%	5.43%~5.55%
Expected volatility	43.08%~55.29%	45.91%~49.01%	37.35%~40.84%
Dividend yield	0%	0%	0%
Expected term (in years)	0.78~1.50	0.28~1.03	0.25~0.28
Fair value of underlying senior convertible preferred share	US$0.34~US$1.12	US$0.07~US$0.20	US$0.05~US$0.06

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

For the fair value impact related to the reduction in the conversion price of the senior convertible preferred shares, with the assistance from an independent valuation firm, the Company made estimation using a hybrid method comprising the probability-weighted method and Black-Scholes option pricing model. In addition to probability of the scenarios assumed, other main data and assumptions used are as follows:

	For the fiscal year ended March 31,
	2023	2024

Risk-free interest rate	2.88%	4.30%~4.72%
Expected volatility	52.46%	49.72%-53.69%
Dividend yield	0%	0%
Expected term (in years)	3.96	3.5-3.95

17. REDEEMABLE NON-CONTROLLING INTERESTS

In addition to the lease agreement Uxin Hefei entered into with HCI as described in Note 13, Uxin Hefei also entered into an equity investment agreement with HCI. Pursuant to this agreement, HCI will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment made by Uxin Hefei over a 10-year period. While HCI committed to invest, details of each investment will be subject to future negotiation.

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei. As the details of the remaining investments will be subject to future negotiation, they were not accounted for as of March 31, 2024.

The 12.02% equity interests in Uxin Hefei held by HCI are redeemable at the holders’ option when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement, which are not solely within the control of Uxin Hefei. As HCI’s redemption rights and Uxin Hefei’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 12.02% equity interests in Uxin Hefei are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss of Uxin Hefei (2) the expected redemption value. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against accumulated deficit.

The change in the carrying amount of redeemable non-controlling interests for the year ended March 31, 2024 was as follows:

Redeemable non-controlling interests

Beginning balance at April 1, 2023	-
Issuance of redeemable non-controlling interests	147,090
Accretion to redemption value of redeemable non-controlling interests	2,901
Ending balance at March 31, 2024	149,991

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. ORDINARY SHARES

As of March 31, 2023 and 2024, 8,280,000,000 and 190,100,000,000 ordinary shares had been authorized, respectively. A total of 56,381,481,399 ordinary shares, par value US$0.0001 per share, consists of 56,340,671,538 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2024. A total of 1,410,826,415 ordinary shares, par value US$0.0001 per share, consists of 1,370,016,554 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2023. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

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

In August 2022, the Company entered into a definitive agreement with ClearVue, pursuant to which the Company issued 36,699,029 Class A ordinary shares with par value of US$0.0001 per share to ClearVue in exchange for the full release of the Company’s obligations under the 2024 Notes issued to ClearVue amounting to US$12.6 million on June 10, 2019. These shares were issued at a price equivalent to US$0.3433 per Class A ordinary share with a fair value of RMB62.8 million.

Effective October 28, 2022, the Company changed its ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares (“the ADS Ratio Change”). Effective on January 16, 2024, the Company further changed its ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares (the “Second ADS Ratio Change”). The ADS Ratio Change has been reflected retroactively herein.

On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from one of the preferred shareholders before conversion reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$7.0 million were subsequently received in May, June and July 2024, and the remaining subscription receivables amounting to US$9.4 million were mutually agreed to be received from NIO Capital no later than December 31, 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION

(a) Share options

In 2018, the Company adopted 2018 Second Amended and Restated Incentive Plan (“2018 Second Plan”).

The Company accounts for share-based compensation costs using a graded-vesting method over the requisite service period for the award based on the fair value on their respectively grant date.

The following table sets forth the share option activities for the fiscal years ended March 31, 2022, 2023 and 2024:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of March 31, 2021	25,754,673	1.79	6.18	3,974.57	1.20

Granted	1,266,357	0.01	-	-	0.57
Forfeited	(1,681,323)	1.34	-	-	2.58
Exercised	(6,826,300)	0.36	-	-	0.67

Outstanding as of March 31, 2022	18,513,407	0.75	6.01	2,405.17	1.23

Granted	10,429,567	*	-	-	0.13
Forfeited	(1,353,071)	0.81	-	-	0.33
Exercised	(933,285)	0.01	-	-	0.34

Outstanding as of March 31, 2023	26,656,618	0.48	6.83	9,585.96	0.88

Granted	22,064,611	*	-	-	0.04
Forfeited	(4,522,500)	0.86	-	-	1.81
Exercised	(6,880,590)	*	-	-	0.11

Outstanding as of March 31, 2024	37,318,139	0.24	7.67	8,898.37	0.44
Vested and expected to vest as of March 31, 2024	37,318,139	0.24	7.67	8,898.37	0.44
Exercisable as of March 31, 2024	37,318,139	0.24	7.67	8,898.37	0.44

*	Less than 0.01

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share options (continued)

As the granted option exercise prices were equal or close to nominal prices during the fiscal years ended March 31, 2022, 2023 and 2024, their fair values approximated the fair values of the Class A ordinary share on the grant day.

(b) Restricted shares

The following table sets forth the restricted share activity for the fiscal years ended March 31, 2022, 2023 and 2024:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of March 31, 2021	-	-

Granted	606,570	0.42
Vested	(606,570)	0.42

Unvested as of March 31, 2022	-	-

Granted	2,844,235	0.13
Vested	(2,844,235)	0.13

Unvested as of March 31, 2023	-	-

Granted	2,871,270	0.05
Vested	(2,871,270)	0.05

Unvested as of March 31, 2024	-	-

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

19. SHARE-BASED COMPENSATION (CONTINUED)

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

In October 2023, the Company modified the market conditions under the restricted share units. The modification resulted into an incremental fair value of RMB60.4 million. The Company will recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period.

For the fiscal years ended March 31, 2022, 2023 and 2024, RMB7.7 million, RMB33.0 million and RMB39.2 million related to Performance Awards was recorded in general and administrative expenses. As of March 31, 2024, total amount of unrecognized expense related to the Performance Awards was RMB85.7 million.

(d) Share-based compensation to Mr. Kun Dai

Please refer to Note 16 for the details of share-based compensation to Mr. Kun Dai.

(e) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expense included in each of the relevant financial statement line items:

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

General and administrative expenses	26,534	44,088	72,942
Research and development expenses	-	1,709	1,420
Sales and marketing expenses	-	1,516	1,444
Total	26,534	47,313	75,806

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

21. FAIR VALUE MEASUREMENTS

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

The Company measured on a non-recurring basis for the fair values associated with the down round feature triggered for the senior convertible preferred shares issued pursuant to 2021 Subscription Agreement and 2022 Subscription Agreement. These valuations resulted in a deemed dividend of RMB755.6 million, RMB278.8 million and RMB1,781.5 million being distributed to the Company’s preferred shareholders as of July 27, 2022, August 17, 2023 and March 26, 2024 (Note 16), respectively.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its warrant liabilities and forward contracts at fair value on a recurring basis. As the Company’s warrant liabilities and forward contracts are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contracts. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of Level 3 during the fiscal year ended March 31, 2024.

Assets measured at fair value on a recurring basis (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value on recurring basis as of March 31, 2023:

March 31, 2023
	Active market	Observable input	Non-observable input
	(Level 1)	(Level 2)	(Level 3)	Total
	RMB	RMB	RMB	RMB

Liabilities:
Warrant liabilities	-	-	8	8

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Basic net loss per share
Numerator:
Net loss attributable to Uxin Limited	(143,223)	(137,157)	(372,387)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	(755,635)	(2,060,254)
Net loss attributable to ordinary shareholders	(143,223)	(892,792)	(2,432,641)

Denominator:
Weighted average number of ordinary shares outstanding - basic	1,168,419,750	1,344,536,565	2,185,363,635

Net loss per share attributable to ordinary shareholders, basic	(0.12)	(0.66)	(1.11)

Diluted net loss per share
Numerator:
Net loss attributable to ordinary shareholders	(143,223)	(892,792)	(2,432,641)
Add: the change in fair value of warrant liabilities	(2,224,660)	-	-
Add: the change in fair value of forward contract assets	(441,088)	-	-
Diluted net loss attributable to ordinary shareholders	(2,808,971)	(892,792)	(2,432,641)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. NET LOSS PER SHARE (CONTINUED)

	For the fiscal years ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Denominator:
Weighted average number of ordinary shares outstanding - basic	1,168,419,750	1,344,536,565	2,185,363,635

Weighted average effect of potential dilutive securities outstanding
- Warrants	147,895,143	-	-
- Forward contracts	38,191,128	-	-
Weighted average number of ordinary shares outstanding, diluted	1,354,506,021	1,344,536,565	2,185,363,635

Net loss per share attributable to ordinary shareholders, diluted	(2.07)	(0.66)	(1.11)

As the Group incurred losses for the fiscal years ended March 31, 2022, 2023 and 2024, except for the effect of potential dilutive securities related to the Company’s warrants and forward contracts for the year ended March 31, 2022, the other potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of senior convertible preferred shares and options granted excluded from the calculation of diluted net loss per share of the Group of the respective periods were as follows:

	For the fiscal years ended March 31,
	2022	2023	2024

Senior convertible preferred shares	240,274,690	912,262,870	1,288,858,108
Outstanding weighted average share options	5,114,834	11,114,657	13,605,459
Total	245,389,524	923,377,527	1,302,463,567

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

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to RMB25.8 million, RMB31.7 million and RMB31.5 million for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

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

25. COMMITMENTS

As of March 31, 2024, the Group has no material commitments.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. SUBSEQUENT EVENTS

In addition to the disposal of Jincheng and the repayment of long-term borrowings completed in April 2024 as disclosed in Note 7, the Group entered into an equity investment agreement with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish a subsidiary to operate the new used car super store in Zhengzhou on July 8, 2024. Pursuant to the equity investment agreement, the Group will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of the subsidiary’s total registered capital, respectively. The Group has the right to acquire Zhengzhou Airport Industry’s equity interests in the subsidiary, subject to necessary regulatory approvals, and Zhengzhou Airport Industry has the right to request the Group to acquire its equity interests if certain performance-based conditions are met in which the Company will provide an irrevocable joint and several liability guarantee for the repurchase obligations. The subsidiary named Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd. has been established on July 16, 2024. As of the date of the issuance of the consolidated financial statements, there was no capital contribution made to the subsidiary by both parties yet.

27. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the fiscal years ended March 31, 2022, 2023 and 2024, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of March 31, 2023 and 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Balance sheets

	March 31, 2023	March 31, 2024
	RMB	RMB

ASSETS

Cash and cash equivalents	62,244	2,206
Amounts due from intra-Group entities	9,085,314	10,012,615
Other receivables	2,065	2,306
Prepaid expenses	118	316

Total assets	9,149,741	10,017,443

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Other payables and other current liabilities	31,624	11,922
Investment deficit in subsidiaries	9,605,620	10,205,332
Amounts due to intra-Group entities	90,112	93,040
Warrant liabilities	8	-

Total liabilities	9,727,364	10,310,294

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Balance sheets (Continued)

	March 31, 2023	March 31, 2024
	RMB	RMB
Mezzanine equity

Senior convertible preferred shares (US$0.0001 par value, 1,720,000,000 and 9,900,000,000 shares authorized as of March 31, 2023 and 2024, respectively; 1,151,221,338 and nil issued and outstanding as of March 31, 2023 and 2024, respectively)	1,245,721	-
Subscription receivable from preferred shareholders	(550,074)	-

Total mezzanine equity	695,647	-

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 8,280,000,000 and 190,100,000,000 shares authorized as of March 31, 2023 and 2024, respectively; 1,370,016,554 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2023; 56,340,671,538 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2024)	806	39,806
Additional paid-in capital	15,451,803	18,928,837
Subscription receivable from shareholders	-	(107,879)
Accumulated other comprehensive income	220,185	225,090
Accumulated deficit	(16,946,064)	(19,378,705)
Total shareholders’ deficit	(1,273,270)	(292,851)

Total liabilities, mezzanine equity and shareholders’ deficit	9,149,741	10,017,443

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Operation expense
Sales and marketing	-	-	-
Research and development	-	-	-
General and administrative	(39,398)	(64,254)	(73,236)
Provision for credits losses, net	-	(273)	-
Total operating expenses	(39,398)	(64,527)	(73,236)

Loss from operations	(39,398)	(64,527)	(73,236)

Share of loss of subsidiaries	(293,128)	(331,935)	(299,613)
Interest expense, net	-	13	(546)
Other income, net	3,303	16,560	12,746
Foreign exchange (loss)/gain	(231)	(1)	38
Fair value impact of the issuance of senior convertible preferred shares	186,231	242,733	(11,776)
Net loss	(143,223)	(137,157)	(372,387)

Deemed dividend to preferred shareholders due to triggering of a down round feature	-	(755,635)	(2,060,254)
Net loss attributable to ordinary shareholders	(143,223)	(892,792)	(2,432,641)

Net loss	(143,223)	(137,157)	(372,387)
Other comprehensive income/(loss)
Foreign currency translation	70,714	(68,276)	4,905
Total comprehensive loss	(72,509)	(205,433)	(367,482)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

28. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of cash flow

	For the fiscal year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB

Net cash (used in)/generated from operating activities	(52,104)	187	(11,150)
Net cash used in investing activities	-	-	(204,327)
Net cash generated from financing activities	52,379	62,300	153,269
Effect of exchange rate changes on cash and cash equivalents	(22)	(842)	2,170
Net increase/(decrease) in cash and cash equivalents	253	61,645	(60,038)
Cash and cash equivalents at beginning of the period	346	599	62,244
Cash and cash equivalents at end of the period	599	62,244	2,206

