Form 20-F
period 2024-12-31
Uxin Ltd
filed 2025-04-30
CIK 1729173

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 2024 to December 31, 2024

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing 300 Class A ordinary shares, par value US$0.0001 per share)	UXIN	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)
Class A ordinary shares, par value US$0.0001 per share*	-	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*	Not for trading, but only in connection with the listing on The Nasdaq Global Select Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report.

56,355,023,539 Class A ordinary shares (excluding the 7,393,491 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Amended and Restated Plan), and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

●	we changed our fiscal year end from March 31 to December 31 in November 2024, effective from the calendar year ended December 31, 2024. This transition report on Form 20-F covers the nine-month period from April 1, 2024 through December 31, 2024 (the “Transition Period”) and reflects our financial results thereof. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended March 31, and from and after the Transition Period, ended December 31. For the avoidance of doubt, “fiscal year of 2023” refer to the year ended March 31, 2023, and “fiscal year of 2024” refer to the year ended March 31, 2024;

●	“ADSs” refer to the American depositary shares, each of which represents 300 Class A ordinary shares, par value US$0.0001 each;

●	“former VIEs” refer to the former variable interest entities that have become our wholly owned subsidiaries after the Restructuring, which are Youxin Internet (Beijing) Information Technology Co., Ltd., and Youxin Yishouche (Beijing) Information Technology Co., Ltd.;

●	“GMV” refer to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;

●	“Jiancebao (检测宝)” refer to our proprietary car inspection system;

●	“NPS” refer to net percentages of promoters for our products and services (those who are willing to keep buying and refer us to others) against detractors (those who are not satisfied with and complain about our offerings);

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;

●	“senior convertible preferred shares” refer to our senior convertible preferred shares, which can be convertible into our Class A ordinary shares at the currently applicable conversion price, par value US$0.0001; on March 27, 2024, all of the Company’s then issued and outstanding senior convertible preferred shares were converted into Class A ordinary shares;

●	“RMB” and “Renminbi” refer to the legal currency of China, which is our reporting currency;

●	“shares” refer to our ordinary shares and, where applicable, our senior convertible preferred shares, par value US$0.0001 per share;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“Uxin” or “our platform” refer to our platform primarily for buying and selling used cars, which primarily consists of vehicle sales businesses under our inventory-owning model for the fiscal year of 2021 and afterwards;

●	“our WFOEs” refer to our wholly-owned subsidiaries in China;

●	“Restructuring” refers to a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which have become our wholly-owned subsidiaries; and

●	“we,” “us,” “our company,” the “Company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries.

On October 12, 2022, Uxin Limited announced a change in ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares, effective from October 28, 2022, or the 2022 ADS Ratio Change. On December 29, 2023, Uxin Limited announced a further change in ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares, effective from January 16, 2024 (the “2023 ADS Ratio Change,” and together with the 2022 ADS Ratio Change, the “ADS Ratio Changes”). The ADS Ratio Changes have been reflected retroactively throughout this transition report.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this transition report were made at a rate of RMB7.2993 to US$1.00, the exchange rate on as of December 31, 2024 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Explanatory Note Regarding the Change in Fiscal Year End

On November 25, 2024, the board of directors of Uxin Limited approved a change of fiscal year end from March 31 to December 31. The primary purpose of this change is to streamline the Company’s financial reporting with global standards and align with industry practices, enhancing comparability with peers. This adjustment also allows the Company to better synchronize operational planning and reporting cycles with market trends and customer demands, ensuring more effective communication with stakeholders and investors. As a result of the change of fiscal year end, we are required to file this transition report on Form 20-F for the nine-month transition period from April 1, 2024 to December 31, 2024. After filing this transition report, our next full fiscal year will be the fiscal year ended December 31, 2025. Unless otherwise noted, all references to “fiscal year” in this transition report refer to the fiscal year which, prior to the Transition Period, ended on March 31. Our audited consolidated financial statements for the transition period from April 1, 2024 to December 31, 2024 are included in this transition report.

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

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries and, historically, through contractual arrangements with the former VIEs in China. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services. In order to comply with PRC regulatory requirements, in the past we primarily operated these businesses in China through Youxin Internet (Beijing) Information Technology Co., Ltd. or Youxin Hulian, and Youxin Yishouche (Beijing) Information Technology Co., Ltd., or Yishouche, which we refer to as the former VIEs in this transition report. There were historical contractual arrangements among our PRC subsidiaries, the former VIEs and their shareholders, which were effectively terminated on March 31, 2022. As a result of the contractual arrangements, we were able to direct the activities of and derive economic benefits from the former VIEs and were considered the primary beneficiary of the former VIEs for accounting purposes in accordance with Accounting Standards Condition topic 810 under Financial Accounting Standards Board (“FASB ASC 810”). Accordingly, we have consolidated the financial results of the former VIEs in our consolidated financial statements in accordance with U.S. GAAP. Neither Uxin Limited nor its investors has had an equity ownership in, direct foreign investment in, or control, other than as defined under U.S. GAAP, through contractual arrangements with, the former VIEs. The contractual arrangements were not equivalent to an equity ownership in the business of the former VIEs and their subsidiaries in China. As used in this transition report, “we,” “us,” “our company,” or “our” refers to Uxin Limited and its subsidiaries. Investors in our ADSs are not purchasing equity interest in our subsidiaries or the former VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, Uxin Limited.

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this transition report on Form 20-F:

Uxin Limited
100%
Uxin Used Car Limited (Cayman Islands)
100%
UcarShow HK Limited (Hong Kong)
100%
UcarBuy Holding Company (British Virgin Islands)
100%
UcarBuy HK Limited (Hong Kong)
100%
Xin Limited (Cayman Islands)
100%
New Car Group Limited (British Virgin Islands)
100%
Xin HK Limited (Hong Kong)
Offshore
Onshore
100%
Youxin (Shaanxi) Information Technology Group Co., Ltd.
100%
Youxin (Ningbo) Information Technology Co., Ltd.
100%
Youcheng (Shaanxi) Vehicle Maintenance Co., Ltd.
100%
Youxin (Anhui) Industrial Investment Group Co., Ltd.
100%
Youxin Internet Beijing Information Technology Co., Ltd.
100%
Youtang (Shaanxi) Information Technology Co., Ltd.
100%
Xi'an Yousheng Automobile Sales Service Co., Ltd.
70.59%
Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.
66.7%
Wuhan Youxin Intelligent Remanufacturing Co., Ltd.
100%
Beijing Youxin Youtu Information Technology Co., Ltd.
100%
Hefei Youquan Information Technology Co., Ltd.
100%
Hefei Youxi Used Car Market Management Co., Ltd.
100%
Hefei Youxin Automobile Maintenance Co., Ltd.
79.58%
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.

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

As of the date of this transition report, laws and regulations in Hong Kong, including regulatory actions related to data security or anti-monopoly concerns in Hong Kong, do not have a material impact on our ability to conduct business, accept foreign investment, or continue to list on a United States stock exchange.

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, our PRC subsidiaries have obtained all requisite permissions and approvals from the PRC government authorities that are required for the business operations of our PRC subsidiaries, namely (i) Registrations for Used Car Dealers, and (ii) Registrations for Vehicle Maintenance and Repair, with the details of all these licenses and permissions held by our PRC subsidiaries set forth below:

License/Permission	Holding Entity	Issuing Authority
Registrations for Used Car Dealers	Youxin (Anhui) Industrial Investment Group Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Hefei Youxi Used Car Market Management Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Ningbo) Information Technology Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Used Car Dealers	Beijing Youxin Youtu Information Technology Co., Ltd.	The Administrative Department of Commerce of Beijing of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Henan Province of the People’s Republic of China
Registrations for Used Car Dealers	Youtang (Shaanxi) Information Technology Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Xi’an Yousheng Automobile Sales Service Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Youxin (Shaanxi) Information Technology Group Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Used Car Dealers	Wuhan Youxin Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Hefei Youxin Automobile Maintenance Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China
Registrations for Vehicle Maintenance and Repair	Youcheng (Shaanxi) Vehicle Maintenance Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China

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

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, pursuant to the New Overseas Listing Rules which became effective on March 31, 2023: (i) in connection with our historical issuance of securities to foreign investors, neither we nor our PRC subsidiaries or the former VIEs are required to obtain any prior permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, if we issue long-term debt securities in the future, we are not required to obtain any permissions or approvals from the PRC government authorities, except that such issuance is subject to the quota requirement of the National Development and Reform Commission, or the NDRC. On March 26, 2024, we and Xin Gao Group Limited (“Xin Gao”) entered into a share subscription agreement, pursuant to which we issued 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. In addition, on November 4, 2024, we entered into a share subscription agreement with Lightwind Global Limited (“Lightwind”), an indirect wholly-owned subsidiary of Dida Inc. (“Dida”), pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. As of the date of this transition report, we have received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by it. Based on the arrangement with NIO Capital, we expect to complete the closing of the remaining subscription at the consideration of US$8.8 million no later than June 30, 2025. We have submitted the necessary filings to the CSRC for the issuance of senior convertible preferred shares to Xin Gao as well as Class A ordinary shares to Dida and Fame Dragon. For more information about the issuance of senior convertible preferred shares to Xin Gao as well as issuance of class A ordinary shares to Dida and Fame Dragon, see “Item 4. Information on the Company—A. History and Development of the Company.”

Additionally, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file any application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors on the grounds that: (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their historical issuance of securities to foreign investors that occurred before such regulations became effective; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm does not expect that, as of the date of this transition report, we are required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors. Furthermore, in the opinion of Beijing DOCVIT Law Firm, neither we nor our subsidiaries or the former VIEs are required to obtain prior permissions or approvals from the PRC government authorities. Lastly, as of the date of this transition report, neither we nor our PRC subsidiaries or the former VIEs have received or were denied any permissions or approvals by the CSRC, the CAC or any other PRC government authorities relating to our historical issuance of securities to foreign investors.

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

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the former VIEs only through loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Uxin Limited to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the Ministry of Commerce or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.” For the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, Uxin Limited and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs, except that (i) Xin HK Limited made capital contributions of RMB116.4 million, RMB131.9 million and RMB2.1 million (US$0.3 million), respectively, to Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd., or Uxin Hefei, in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, and capital contributions of RMB34.5 million, RMB65.7 million and nil, respectively, to Youtang (Shaanxi) Information Technology Co., Ltd. in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024; (ii) UcarShow HK Limited made capital contributions of RMB3.5 million and RMB2.1 million (US$0.3 million) to Youfang (Beijing) Information Technology Co., Ltd. in the nine months ended December 31, 2024; and (iii) UcarBuy HK Limited made capital contributions of RMB71.4 million (US$9.8 million) to Youxin (Anhui) Industrial Investment Group Co., Ltd., or Uxin Anhui, in the nine months ended December 31, 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” for details.

There were no direct transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no direct transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2023 and 2024 and the and the nine months ended December 31, 2024. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.”

There were no other transfer of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries and the former VIEs to transfer cash or assets. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the former VIEs to transfer cash or assets. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this transition report, we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in China—Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries and the former VIEs to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.

Our Mainland China and Hong Kong subsidiaries and the former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders. Additionally, we have no intention to distribute earnings and our PRC subsidiaries have settled amounts with the former VIEs under the historical VIE agreements.

We have established stringent cash management policies and procedures for cash flows within our organization. This policy is formulated and implemented based on our business needs and internal management procedures in accordance with applicable laws and regulations. Our cash management program is centralized within our funds and payment center. Funds are deployed to each operating entity based on the budget and operating conditions of each operating entity. The funds and payment center is responsible for the centralized management of cash inflows and outflows of our operating entities. Each cash requirement, after raised by an operating entity, is required to go through a review process by our funds and payment center. We will allocate the cash to the operating entity after the application for cash requirement is approved by the funds and payment center.

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

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this transition report before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected;

●	Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations;

●	We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors;

●	We are not profitable and have negative cash flows from operations, which may continue in the future;

●	If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected;

●	Failure to acquire attractive inventory, whether due to supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations;

●	Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations;

●	We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations;

●	We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed;

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects; and

●	Negative media coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government determines that the historical contractual arrangements with the former VIEs did not, or that our holding company structure do not, comply with PRC laws and regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. As of the date of this transition report, we have not received any inquiry or notice or any objection in connection with our historical issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities;

●	The PRC government has significant oversight over our business operations in China, and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” for details;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” for details;

●	Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in the transition report based on foreign laws;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries and the former VIEs to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

●	The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China; and

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Risks Related to Our Business and Industry

If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected.

Providing a differentiated and superior in-store and online used car transaction experience for our customers, including both consumers and businesses, is critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

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

Our reputation as a leading used car retailer and a trusted leading e-commerce platform for buying and selling used cars in China is critical to our success. If we fail to maintain a high level of customer trust in our goods and services, our business, financial condition and results of operations could be materially and adversely affected.

We work with third-party service providers to serve customers and fulfill the transactions made in our stores and on our platform, such as car delivery, title transfer and warranty services, which are the key to earn customer trust. If we fail to maintain a high level of customer satisfaction or fail to properly manage these services, our business, financial condition and results of the operations would be adversely affected. We provide trainings to our third-party service providers and require them to act in line with our operating and customer servicing standards. However, if these third-party service providers fail to maintain a high level of performance consistent with our requirements, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of the operations may be adversely affected.

We have received in the past, and we may continue to receive in the future, communications or complaints alleging that cars listed in our superstores and on our platform or sold by us are defective or inconsistent with the information provided in our superstores and on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. The information we include in our car listings is collected and maintained by us, which may not be accurate or complete due to human error, technological issues or misconduct.

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

We have not been profitable since our inception in 2011. We incurred net losses of RMB137.2 million, RMB369.5 million and RMB199.3 million (US$27.3 million) in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively. In addition, we had negative cash flow from operating activities of RMB251.1 million, RMB262.4 million and RMB194.0 million (US$26.6 million) in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively.

We have taken several steps to improve our liquidity and cash position. For more information, see “B. Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” However, we cannot guarantee the effectiveness of these measures. Additionally, we may need to continue to invest heavily in various aspects of our operations, such as labor, infrastructure, sales and marketing, to facilitate the expansion of the offline regional markets in the future. These investments may not lead to revenue increase or generate positive cash flow, potentially straining our financial resources.

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

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

●	providing high-quality and value-for-money used vehicles;

●	continue to improve our existing full-range car purchasing service and customer’s satisfaction;

●	launch new services and develop cross-selling opportunities;

●	stabilize our costs and expenses and enhance our efficiency;

●	achieve success with our used car superstores in Xi’an, Hefei and Wuhan, respectively, or Xi’an Superstore, Hefei Superstore and Wuhan Superstore;

●	recruit and retain skilled and experienced employees;

●	strengthen relationships with our business partners;

●	enhance our risk management and internal control;

●	upgrade our technology and continue to innovate; and

●	maintain and enhance the network effects of our platform.

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

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The competent regulatory authorities for each of the critical industries and sectors shall be responsible for formulating eligibility criteria and determining the identity of critical information infrastructure operator in such industry or sector. As of the date of this transition report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and the Regulation on Network Data Security Management, or the Network Data Security Regulation, became effective on January 1, 2025. The Network Data Security Regulation provided that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations Prior to handling personal information, if a network data handler informs individuals according to the law by formulating rules for handling personal information, such rules shall be publicly displayed in a centralized manner, easily accessible and put in an eye-catching position, and the content shall be definite, specific, clear and understandable, including but not limited to the following: (1) the title or name and contact information of the network data handler; (2) the purpose, method and type of handling of personal information, as well as the necessity of handling of sensitive personal information and the impact of handling on individuals’ rights and interests; (3) the retention period of personal information and the method for handling such information upon expiration; If it is difficult to determine the retention period, the method for determining the retention period shall be specified; and (4) Methods and channels etc. for individuals to access, reproduce, transfer, correct, supplement, delete and restrict handling of personal information, to deregister accounts and withdraw their consents. When informing individuals of the purpose, method and type of personal information to be collected and provided to other network data handlers, as well as the information of the network data recipient in accordance with the provisions of the preceding paragraph, the network data handler shall state such information in the form of a checklist, among others. Where handling the personal information of minors under the age of 14, the network data handler shall also develop special rules for handling personal information.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. The Cybersecurity Review Measures and the Network Data Security Regulation remain unclear on whether the relevant requirements will be applicable to companies that are already listed in the United States, such as us. We cannot predict the impact of the Cybersecurity Review Measures and the Network Data Security Regulation, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Cybersecurity Review Measures and the Network Data Security Regulation mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, and materially and adversely affect our business and results of operations. As of the date of this transition report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

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

Our limited operating history in certain of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, we have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first used car superstore in Xi’an has been in operation in March 2021 and our second used car superstore in Hefei has been in operation since November 2021. In December 2022, we had completed the relocation and upgrade of our Xi’an Superstore. The upgraded Xi’an Superstore reopened for business as the largest fully self-owned used car marketplace in Northwest China with a showroom capacity of up to 3,000 vehicles to meet the used car consumption demand in the city of Xi’an and its surrounding areas. In February 2025, we commenced trial operations of our Wuhan Superstore, which covers an aggregate of approximately 143,000 square meters. Our Wuhan Superstore includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity. The showroom of our Wuhan Superstore can accommodate up to 5,000 vehicles for display and sale.

Starting from early 2018, we have started to fulfill online used car transactions for consumers, which we previously referred to as “2C cross-regional business.” With our online used-car-buying product and service offerings, we enable consumers to buy used cars online without the need to go to offline dealerships or see the actual car when making the purchase. In addition, we entered into a binding term sheet, definitive agreements and supplemental agreements, in July 2019, September 2019 and April 2020, respectively, with Golden Pacer to divest our loan facilitation related business. Pursuant to the series of agreements, we divested our entire 2C intra-regional business in which we facilitated offline used car transactions between consumers and dealers in local used car marketplaces, and ceased to provide loan facilitation related guarantee services in connection with our 2C online transaction business since November 2019. We also divested our salvage car related business to Boche in January 2020 as well as our 2B business to 58.com pursuant to definitive agreements we entered into in March 2020. The transaction with Golden Pacer closed upon the signing of the supplemental agreements in April 2020, and the transactions with Boche and 58.com closed in January 2020 and April 2020, respectively. Such developments or adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

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

Certain of our PRC subsidiaries used to engage in business activities that are not within their registered business scope. As of the date of this transition report, we are not aware of any action, claim, or investigation being conducted or threatened by the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, or its local branches with respect to such business activities. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted by the SAMR as “doing business beyond the business scope” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

In addition, we operate our online platform in which customers can complete purchases with our sales personnel. These transaction offerings may constitute “e-commerce services” under the PRC laws and regulations which would require us to obtain a value-added telecommunications service licenses for online data processing and transaction processing business (an “EDI License”). We are in the process of renewing our EDI license and do not expect any material obstacles for renewal. However, failure to renewal our EDI license may adversely affect our business, financial condition and results of operations.

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

In addition, certain of our PRC subsidiaries used to engage in Internet freight business temporarily, for which we might be required to obtain the Road Transportation Operation Permit and Value-added Telecommunications Business License that certain entities did not have. As of the date of this transition report, we are not aware of any action, claim, or investigation being conducted or threatened by the relevant authority. While we have ceased conducting such business activities, we cannot rule out the possibility that our past practice could be interpreted as “operating without a license” and subject us to enforcement actions such as confiscation of any illegal gains, or imposition of fines.

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

Prior to divesting our loan facilitation business to Golden Pacer announced in July 2019, we provided guarantees to our financing partners for historical consumer auto loans. Since November 2019, following the divestiture, we have ceased to provide loan facilitation related guarantee services and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank. Additionally, we settled the remaining guarantee liabilities for historically-facilitated loans with WeBank in July 2020. As of December 31, 2024, we have no outstanding guarantee obligations in relation to our historically facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as they were not independent from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether our historical arrangements with certain financial institutions would be deemed as operating financing guarantee business in violation of PRC laws or regulations. If regulatory authorities determine that we were or are operating financing guarantee business, we may need to obtain approval or a license for such business, which could adversely affect our business, results of operations and financial conditions.

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

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. As of December 31, 2024, we have not recorded any accrual for expected loss payments related to these cases and do not believe any of these claims is material to our overall business operations. However, we cannot predict the outcome of these cases or reasonably estimate any potential loss due to the current status of the proceedings. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Since our inception, we have raised substantial financing to support the growth of our business. For details, see “Item 4. Information on the Company—A. History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” Despite these and any future further financing activities, we cannot guarantee that additional funds to support our business will be available on reasonable terms, or at all when we need them. We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including to improve our brand awareness, build and maintain our offline network, develop new products or services or further improve existing products and services, and acquire complementary businesses and technologies.

For example, on November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. In addition, on March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer further dilution. Additionally, any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

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

Under the terms of an equity investment agreement with Hefei Construction Investment North City Industrial Investment Co., Ltd., or Hefei Construction Investment, signed on September 20, 2023, the investor will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. For more information about this transaction, see “Item 4. Information on the Company—A. History and Development of the Company.” Both parties hold significant repurchase rights under this agreement. Specifically, while we retain the right to buy back the equity interests from Hefei Construction Investment at any time, the investor similarly possesses the right to request that we repurchase their equity interests at potentially any point during the agreement’s tenure when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement.

On July 8, 2024, we, through our wholly-owned subsidiary Uxin (Anhui) Industrial Investment Co., Ltd., or Uxin Anhui, entered into an equity investment agreement with Zhengzhou Airport Automobile Industry Co., Ltd., or Zhengzhou Airport Industry, to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd., or Uxin Zhengzhou, as our subsidiary in Zhengzhou. For more information about this transaction, see “Item 4. Information on the Company—A. History and Development of the Company.” Both parties hold significant repurchase rights under this equity investment agreement. Specifically, while Uxin Anhui retains the right to buy back the equity interest from Zhengzhou Airport Industry at any time, subject to necessary regulatory approvals, Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertook to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of Repurchase Obligations.

On October 16, 2024, we, through our wholly-owned subsidiary Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co., Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish our investee Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (formerly known as Youxin (Wuhan) Automobile Intelligent Remanufacturing Co., Ltd.), or Uxin Wuhan. For more information about this transaction, see “Item 4. Information on the Company—A. History and Development of the Company.” Similar to the arrangement in Zhengzhou, the agreement grants both parties significant repurchase rights. Specifically, while Uxin Anhui retains the preferential rights over others to repurchase shares from Wuhan Junshan, subject to necessary regulatory approvals, Wuhan Junshan has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Wuhan fails to commence operating activities within one year since establishment, or if the board of Uxin Wuhan is unable to reach effective resolutions for more than three times.

If any of Hefei Construction Investment, Zhengzhou Airport Industry or Wuhan Junshan opts to exercise their respective repurchase rights, we may be required to secure substantial funds to buy back the equity interests. This demand for liquidity could coincide with other financial obligations or during a period of tightened cash flows, thereby straining our financial resources. The request for a repurchase could come at a time when market conditions are unfavorable, which may necessitate fundraising under less favorable terms or divesting assets at suboptimal prices to fulfill the repurchase obligation, in which case our business, results of operations, financial condition and prospects could be adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the nine months ended December 31, 2024, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of the end of the nine months ended December 31, 2024. In addition, since we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, we will also be subject to the requirement that an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting, if we become a large accelerated filer or an accelerated filer. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report concluding that our internal control over financial reporting is ineffective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

For the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, we recorded an aggregate of negative RMB47.3 million, RMB47.1 million and RMB84.9 million (US$11.6 million), respectively, in share-based compensation expenses related to the equity awards granted under the Amended and Restated Plan. As of December 31, 2024, our unrecognized share-based compensation expenses related to the share options and restricted share units amounted to RMB76.4 million (US$10.5 million). We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

We, through the former VIEs, had been historically subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022. Although we have completed the Restructuring in March 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. No service fee was accrued or paid by the former VIEs according to the contractual agreements as the services provided were immaterial during the historical periods. The consideration for termination of the historical contractual arrangements with the former VIEs was the same as the loan amount under the contractual agreements, therefore, there was no cash transfer for the termination of the contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our contractual arrangements with the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements included elsewhere in this transition report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

As of the date of this transition report, we have not received any inquiry or notice or any objection in connection with our historical issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors as of the date of this transition report on the grounds that: (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their historical issuance of securities to foreign investors that occurred before such regulations became effective; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm does not expect that, as of the date of this transition report, we are required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors.

Furthermore, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted, and the implementation and interpretation of the Cybersecurity Review Measures are subject to uncertainties, (ii) as of the date of this transition report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and (iii) except for the rectification notice from the MIIT on August 19, 2021 with respect to the unauthorized access to users’ address books and locations in our application, which had been rectified on August 24, 2021, we have not received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection that could have a material and adverse effect on our business, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in this transition report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, to our best knowledge, as of the date of this transition report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Rong Lu, Feng Lin, Zhitian Zhang, Wenbing Jing and Chengbin Li, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China and Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside in mainland China and Hong Kong and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, including the ongoing Russia-Ukraine war and the more recent Israel-Hamas conflict, as well as concerns over the conflicts involving Ukraine, Syria and North Korea. The Russia-Ukraine war has caused, and continues to intensify, significant geopolitical tensions in Europe and across the world. The subsequent economic and trade sanctions imposed by the North Atlantic Treaty Organization and the European Union countries, the United States and certain other countries against Russia and Belarus continue to impact the economic conditions of the targeted countries and markets.

In recent year, there have been ongoing concerns about the relationship and trade disputes between the United States and China. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. For instance, President Trump has recently escalated his tariff policies, imposing sweeping new tariffs on imports from numerous countries, including China, as part of what President Trump described as a strategy to address trade imbalances and revive domestic manufacturing. The tensions between the United States and China have intensified, marked by the imposition of higher tariffs and retaliatory measures from both sides. While these developments have not directly impacted our business, they could affect our customers who export goods to these markets. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects.

More recently, on January 20, 2025, President Trump issued a national security presidential memorandum, entitled “America First Trade Policy,” which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the outbound investment controls focused on China, including Hong Kong and Macau to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing such program “should be modified or rescinded and replaced.” For more information about such program, see “—If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.” On February 21, 2025, President Trump issued a National Security Presidential Memorandum titled the America First Investment Policy to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. These developments, and any similar legislative or executive actions in the future, could have an adverse effect on our business, financial condition and results of operations.

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

If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.

On August 9, 2023, the Biden administration published an executive order and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, Treasury issued a proposed rule on outbound U.S. investments involving China that is generally consistent in its requirements with the NPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.”

“Covered Transactions” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of Covered Transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us.

More recently, the America First Investment Policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. The proposed restrictions may further deepen the uncertainties for cross-border collaboration, investment, and funding opportunities of China-based issuers including us. It is unclear whether these challenges and uncertainties will be addressed or resolved, and how they might impact global political and economic conditions over the long term. Possible changes to the U.S. outbound investment regulations could limit or, in the worst-case scenario, eliminate our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital-raising capacity and our business, financial condition and prospects. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this transition report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency or to convert foreign currency into Renminbi.

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

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As of the date of this transition report, except for the PRC subsidiaries with no employees, all of our PRC subsidiaries have obtained and applied for social insurance registration. However, given the evolving changes of the laws on social insurance, we cannot guarantee that we are able to make adequate contribution for each employee in a timely and appropriate manner at all times. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders may further subject us to administrative fines.

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

We are a Cayman Islands holding company and we have three Cayman Islands subsidiaries, five British Virgin Islands subsidiaries, and ten Hong Kong subsidiaries which in turn hold controlling equity interests in 45 PRC subsidiaries as of the date of this transition report. If we and our Cayman Islands and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax—Enterprise Income Tax.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are nonresident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this transition report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in mainland China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities until 2022, our auditor was historically uninspected by PCAOB. However, on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 Determinations accordingly. This marks the first time that Chinese authorities allowed access for complete inspections and investigations meeting U.S. standards, as required under the Sarbanes-Oxley Act.

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

As of April 15, 2025, Mr. Kun Dai, the beneficial owner of all our issued Class B ordinary shares, beneficially owned 3.0% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details on ordinary shares beneficially owned by Kun Dai. As a result of the dual-class share structure, holders of Class B ordinary shares may have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. The dual-class share structure may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. The dual-class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited, Mr. Dai beneficially owned an aggregate of 3.0% of the total voting power of our company as of April 15, 2025. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (save for our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, to our best knowledge, as of the date of this transition report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Rong Lu, Feng Lin, Zhitian Zhang, Wenbing Jing and Chengbin Li, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, and capital gains. Goodwill and other intangible assets are generally treated as active assets to the extent associated with business activities that generate active income. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended December 31, 2024. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because of the uncertainties described below, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior annual reports on Form 20-F, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. If the value of our assets (including our goodwill and other intangible assets) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us being or becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the value and proper classification of certain of our assets for U.S. tax purposes is subject to uncertainty, which may affect our PFIC status for any taxable year. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase. Furthermore, we may be a PFIC if we are unable to continue to operate as a going concern.

If we are a PFIC for any taxable year during which a U.S. holder owns an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. If we are a PFIC for any year during which such U.S. holder owns our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which the U.S. holder owns our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for 2019, we will generally continue to be treated as a PFIC with respect to a U.S. holder that owns ADSs or Class A ordinary shares that such U.S. holder owned during any portion of 2019, even if we are not a PFIC for any other taxable year, unless the U.S. holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. U.S. shareholders and ADR holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to their particular circumstances. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

In November 2014, we established UcarEase Holding Limited, a wholly-owned subsidiary of Uxin Limited. UcarEase Holding Limited acquired GloryFin International Group Holding Company Limited, or GloryFin, which was incorporated in Hong Kong, and its three wholly-owned subsidiaries, Kai Feng Used Car Trading (Hangzhou) Co., Ltd. (formerly known as Kai Feng Finance Lease (Hangzhou) Co., Ltd.), or Kaifeng, Youqin (Shaanxi) Automobile Manufacture Co., Ltd. (formerly known as Youqin (Shaanxi) Finance Lease Co., Ltd.), and Boyu (Tianjin) Information Technology Co., Ltd. (formerly known as Boyu Finance Lease (Tianjin) Co., Ltd.).

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

In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock Holding Investments Limited, or Redrock, TPG Growth III SF Pte. Ltd., or TPG, 58.com Holdings Inc., or 58.com, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet International Limited, or Magic Carpet, and ClearVue Uxin Holdings, Ltd., or ClearVue, which became due and payable on June 11 and June 12, 2024 unless converted earlier (the “2024 Notes”). The note holders have the right to convert the convertible notes into our Class A ordinary shares during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the notes equals US$1.03 and may be adjusted and each note bears an interest rate of 3.75% per annum. On July 12, 2021, the note holders have converted a principal amount of US$69 million convertible notes to 66,990,291 Class A ordinary shares. The note holders have also irrevocably waived the conversion rights with respect to their respective remaining portions.

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

In March 2021 and June 2021, we entered into a term sheet and definitive agreements, or the 2021 Subscription Agreement, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our senior convertible preferred shares. The first closing in the amount of US$100 million was completed for our issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million was completed for the issuance of 80,104,865 senior convertible preferred shares in November 2021. Another US$10 million and US$7.5 million of the second closing was completed in March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million. In January 2023, we entered into a definitive agreement with NIO Capital and Joy Capital to extend the expiration date of the aforesaid warrants from January 12, 2023 to January 12, 2024.

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

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 2024 Notes held by 58.com (such notes, as amended, the “58.com Notes”) and certain other historical transactions. These shares were issued at a price equivalent to US$100.3 per ADS (or US$1.03 per ADS prior to the 2022 ADS Ratio Change). The 58.com Notes were extinguished upon such issuance of shares.

On August 29, 2022, we issued 36,699,029 Class A ordinary shares to ClearVue, in exchange for the full release of our obligations under the 2024 Notes held by ClearVue (such notes, as amended, the “ClearVue Notes”). These shares were issued at a price equivalent to US$100.3 per ADS (or US$1.03 per ADS prior to the 2022 ADS Ratio Change (as defined below)). The ClearVue Notes were extinguished upon such issuance of shares.

On October 12, 2022, Uxin Limited announced a change in ADS to Class A ordinary share ratio from each ADS representing three Class A ordinary shares to each ADS representing 30 Class A ordinary shares (the “2022 ADS Ratio Change”). The 2022 ADS Ratio Change became effective on October 28, 2022.

On April 4, 2023, we and NIO Capital entered into additional supplemental agreements to amend the 2022 Subscription Agreement, pursuant to which (i) the payment method of purchase price payable under the 2022 Subscription Agreement was revised to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital, and (ii) the then outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock, TPG and Magic Carpet in April 2023. As of the date of this transition report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfill its payment obligations by June 30, 2025 regarding the outstanding purchase price of US$9.4 million. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million.

On June 30, 2023, we have entered into a definitive agreement with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, or 2023 Warrant Amendment, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants that provide the right to purchase up to 261,810,806 senior convertible preferred shares of the Company at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of the Company in an aggregate amount of US$21,964,754 no later than September 30, 2023.

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

On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of the date of this transition report, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City.

On December 29, 2023, Uxin Limited announced a change in ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares (the “2023 ADS Ratio Change”). The 2023 ADS Ratio Change became effective on January 16, 2024.

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

On March 18, 2024, we entered into a term sheet with Xin Gao and an investment fund specializing in automatable industry (the “NC Fund”) to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.” The closing of the foregoing transaction has led to a reduction in the conversion price, from US$0.0457 per Class A ordinary share to US$0.004858 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB1,781.5 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

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

On July 8, 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou to support our plan to establish a new used car super store in Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Anhui has the right to acquire Zhengzhou Airport Industry’s equity interests in Uxin Zhengzhou, subject to necessary regulatory approvals, and Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertook to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of the Repurchase Obligations.

On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing, an indirectly wholly-owned subsidiary of Dida, and Youxin (Anhui) Industrial Investment Group Co., Ltd., or Youxin Anhui, our wholly-owned subsidiary, have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. As of the date of this transition report, we repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Subsequently in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

On October 16, 2024, we entered into a strategic partnership with Wuhan Junshan, a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish our investee Uxin Wuhan. Under such partnership, Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uixn Wuhan’s total registered capital, respectively. The strategic partnership aims to support our plan to establish a new used car super store in Wuhan City, Hubei Province, which is a key collaboration for Uxin to promote the development of the automotive aftermarket industry in the Hubei Province and to build a leading brand in China’s used car industry.

On November 25, 2024, our board of directors approved the change in our fiscal year end from March 31 to December 31.

On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. As of the date of this transition report, we have received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by it. Based on the arrangement with NIO Capital, we expect to complete the closing of the remaining subscription at the consideration of US$8.8 million no later than June 30, 2025.

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

Meanwhile, to further strengthen our ability to provide high-quality and value-for-money used cars, we have been building our own used car superstores where we can recondition all retail inventory to a “like new” condition. Our first used car superstore in Xi’an has been in operation in March 2021. Furthermore, we completed the relocation and upgrade of our Xi’an Superstore in December 2022. The upgraded facility has an annual production capacity of 40,000 vehicles and an extended showroom capacity of up to 3,000 vehicles, making it the largest fully self-owned used car marketplace in northwest China. In September 2021, we entered into a strategic partnership with Changfeng County Government of Hefei City to jointly invest in and build the industry-leading Hefei Superstore in Changfeng, Hefei. With a total investment of up to RMB2.5 billion, the Hefei Superstore is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide us with a stable and large supply of high-quality used vehicles in the coming years. The phase one of Hefei Superstore has been in operation since its launch in November 2021. The Hefei Superstore has a total construction area of 450,000 square meters, comprising of used car reconditioning factories and used car warehouse-style showrooms capable of showcasing up to 10,000 vehicles. It serves as a central hub for our expansion plans in the used car industry, anchoring in Hefei City and extending its reach across the Anhui Province and facilitating sales nationwide. On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of the date of this transition report, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City. In July 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Zhengzhou aims to support our plan to establish a new used car super store in Zhengzhou. In October 2024, we entered into a strategic partnership with Wuhan Junshan, a company indirectly controlled by Wuhan City Economic & Technological Development Zone to establish our investee Uxin Wuhan. Pursuant to such partnership, Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. The strategic partnership aims to support our plan to establish a new used car super store in Wuhan City, Hubei Province. In February 2025, we commenced trial operations of our Wuhan Superstore, which covers an aggregate of approximately 143,000 square meters. Our Wuhan Superstore includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity. The showroom of our Wuhan Superstore can accommodate up to 5,000 vehicles for display and sale.

In addition to reconditioning retail used cars, our used car superstores, as a type of warehouse stores, offer local customers and customers within Shaanxi and Anhui provinces with in-store visit and purchase options. Accordingly, we have shifted from an online-only sales approach to an omni-channel sales approach, which integrates online sales into its warehouse-style operation.

Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in terms of buying used cars from other cities and regions, lack of transparent and reliable information on car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform is able to address these pain points by providing customers with a reliable and one-stop car buying experience and enabling customers to select from our own inventory of selected used cars nationwide and access various car-related value-added products and services throughout China. We now have much stronger control and management over the entire value chain and improved ability to provide high-quality used car products and premium services. We have started to track customer satisfaction via monitoring NPS (net promoter score) since the second quarter of 2020 and have made remarkable progress over the past years. We have significantly improved our average NPS per year from 31 for the fiscal year 2021 to 61 for the fiscal year 2024, and further to 65 for the nine months ended December 31, 2024.

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

Our acquired vehicles that meet our retail standards will be delivered to our used car superstores for further inspection and reconditioning, and then sold to customers, which we refer to as our retail vehicle sales business. We acquire vehicles for sale through numerous sources, including directly from consumers, auction platforms and car dealerships. As we have such rich sources for vehicle acquisition, we are able to have greater access to used cars at more favorable prices and enjoy greater flexibility in offering more competitive prices to customers. The vehicles that we acquire from customers, either as trade-ins or independent of a retail sale, and that do not meet our retail standards to list and sell will be wholesaled via offline channels, which we refer to as our wholesale vehicle sales business. In addition, in order to boost cash turnover, we may increase the proportion of wholesale vehicle sales by wholesaling certain vehicles that meet our retail standards but nevertheless do not suit our design of retail inventory composition.

For the nine months ended December 31, 2024, our vehicle sales volume was 22,090, among which retail vehicle sales volume was 18,649 and wholesale vehicle sales volume was 3,441, respectively.

Others

We also generate other revenues from commissions earned from our financing and insurance partners and from provisions of warranty and repair services.

Customer journey in our vehicle sales business

For a typical Uxin Used Car customer, there are two ways to buy used cars from Uxin: in-store purchase at our used car superstores for regional customers or online purchase for nationwide customers.

In-store purchase journey at our used car superstores for regional customers

Our used car superstores are able to directly serve regional customers in Xi’an, Hefei and Wuhan, and also cover customers in Shaanxi, Anhui and Hubei provinces. All of the products, transaction processes and services are the same as that of online purchase journey, with the only difference being that customers can visit our used car superstores to have a clearer picture of the cars being offered and can pick up the car of their choice on the same day. Our in-store sales personnel are able to provide services and support to these customers from every aspect of their buying journey. In-store purchase is more convenient for regional customers and also caters to the buying habits of most customers.

Online purchase journey for nationwide customers

A customer’s online purchase journey is as follows:

●	Online vehicle search: We provide an intuitive user interface to help the customer navigate through a vast selection of used cars. The customer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the customer’s specific needs and requirements, which can make the decision-making process much more efficient. As we improve the quality and price competitiveness of the used-car inventories under our inventory-owning model, we provide customers with wider choice of high-quality value-for-money used cars.

●	Vehicle selection: Transaction process on our online platform is highly transparent. Customers are able to easily acquire basic information of each car listing on our platform, such as photos of the interior and exterior of a car. Furthermore, an in-depth car condition report generated by our Jiancebao (检测宝) system, is available to assist our customers’ vehicle selection. The car condition report provides an evaluation of the vehicle’s condition in accordance with the national standard–GB/T 30323 “Technical Specifications for Appraisal and Evaluation of Used Vehicles.” It includes a clear definition and standard for vehicle mileage adjustment, assessment of structural damage, water damage, and fire damage. Additionally, it includes a maintenance list of the vehicle, information about any historical accidents, and details about the vehicle’s maintenance history. This comprehensive report ensures that our customers are fully informed about the condition of the vehicles listed. Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value, all of which would enable the customer to make a more informed buying decision.

●	Products and services: When searching for used cars, the customer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the customer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.

●	Customer support: Our online platform allows used car buyers to virtually navigate the listing information, make informed decisions, lock in their favorite cars, place order and complete the transaction online with the assistance of a sales consultant. However, customers cannot independently complete purchases on our online platform. To initiate a purchase, customers must first contact our sales personnel through online chat or hotlines. After confirming the purchase intent, our sales personnel will input relevant information of the customer into our online platform, which then enables the customer to proceed with signing and completing the transaction. At any step of the transaction process, the customer can also contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition, car selection, title transfer, vehicle registration and used car financing options. Our AI-enabled sales consultant assistance system, which integrates Lingxi (灵犀) intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the customer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries and answers all sorts of questions that may arise in connection with the car purchased by the customer, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.

●	Signing and delivery: Customers can either purchase the car with full payment or in installments utilizing different financing options. After the customer enters into contracts with us and makes the down payment, our nationwide logistics and delivery service ships the car in a timely manner to the customer’s nearest fulfillment center. When the car arrives, our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition and carry out thorough cleaning and disinfection process. Once confirmed that the car is in good condition, we will invite the customer to our fulfillment center to inspect and pick up the car. The customer will make the rest of the payment at the fulfillment center. Once all procedures are completed, we will help our customer to register the car at local vehicle bureau and complete title transfers. If a customer is unable to pick up the car in person, we provide door-to-door car shipping services.

●	After-sale warranty: As part of our after-sale warranty, every used car bought from us currently carries a 10-year refund policy covering certain major damages caused by severe accidents that existed prior to the sale.

We believe the combination of in-store and online purchase best tailors to the purchasing demands of our Chinese customers. As we further expand our customer base and increase word-of-mouth marketing through regional superstores, we will further improve our brand image and build trust among our customers, which will allow us to further boost our online sales.

Our Services

Our full suites of services provide customers with one-stop buying experience, for instance, we assist customers in dealing with a wide range of post-sale matters leveraging our expertise in the industry. Our omni-channel used car transaction business provides the following crucial service components:

●	Sales services. We have upgraded and transformed the entire online used car buying process and our online consulting team is able to deliver timely vehicle consulting services and facilitate a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our after-sales services delivered through online chat and hotlines to ensure high customer satisfaction. Since our Xi’an Superstore and Hefei Superstore have been in operation in 2021, we have expanded our offline service teams in both superstores to offer all-around and seamless services to our offline customers. In February 2025, we further commenced trial operations of our Wuhan Superstore, which further expanded our offline presence. Under our omni-channel sales approach, we provide the same reliable, one-stop and hassle-free transaction services to customers no matter they purchase through our online platform or from our superstores.

●	Value-added products and services. In addition to vehicle sales services, we also have a wide range of car-related value-added products and services. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers and refer their auto insurance products to our customers. As of December 31, 2024, we partnered with one financing solution provider and six insurance companies.

●	Warranty and repair services. As part of our after-sale warranty, every used car bought from us currently carries a 10-year refund policy covering certain major damages caused by severe accidents that existed prior to the sale. In addition, our extended warranty services provide customers with different extended warranty solutions. Our maintenance service network covers more than 300 prefecture-level cities across China. Our maintenance review team reviews the maintenance plan and ensures our maintenance quality. Our service consultants provide one-on-one exclusive after-sales services to improve our customers’ purchasing experience.

●	Nationwide door-to-door delivery services. A used car can be delivered to our fulfillment center and picked up by our customer in person. For cities with no fulfillment center, we provide door-to-door car shipping services leveraging our nationwide logistics network. Our logistic and delivery network covers nearly 300 cities in China. With our industry-leading logistic routing system, a used car sold through our platform can be delivered to our customers typically within four days.

●	Nationwide title transfers and vehicle registration. For the retail vehicle sales under our inventory-owning model, Uxin owns the titles of the cars before they are sold to our customers. Following the completion of a transaction, the title will be transferred to our customer. We also offer flexible and comprehensive vehicle registration solutions to assist our customers from different cities in obtaining local license plates, which greatly reduces their waiting time. As of December 31, 2024, we partnered with title transfer service providers in more than 250 cities nationwide to handle the entire title transfer process for our customers.

Our Capabilities

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, reconditioning capabilities, one-stop services capabilities and unique omni-channel used car transaction fulfillment capabilities.

●	Data Analytics and Technology Capabilities: With a significant amount of data accumulated on our platform for more than 10 years since our inception in 2011, including user behavioral data, and data on used cars and used car transactions, we are able to continue to innovate our proprietary technologies. Our patented and industry-leading car inspection system, Jiancebao(检测宝), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides pricing for the sale of each used car based on the car’s specific condition. In addition, based on a wealth of data we have on user behavior, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to customers by analyzing their preferences, which make it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand customer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, enabling us to create more effective sales strategies.

●	Reconditioning Capabilities: Equipped with our inspection and reconditioning experts and professional equipment, our used car superstores are able to recondition all retail vehicles to a “like new” condition, and streamline and standardize the entire reconditioning process, thereby greatly improving both quality and efficiency of our operations. By implementing sustainable supply chain practice and zero-waste policy, we optimize the reconditioning costs and offer our customers high-quality vehicles at attractive prices. We have accumulated and set up an integrated database of reconditioning standards and processes. In addition, we have adopted an advanced and intelligent reconditioning technology, which is more efficient, cost-effective, and environmentally friendly. After our Hefei Superstore in Changfeng, Hefei is fully completed and put into operation in the next few years, we expect the plant to have an annual production capacity of 60,000 to 100,000 vehicles, which is expected to provide Uxin with a stable and large supply of high-quality used vehicles in the coming years. Furthermore, we completed the relocation and update of our Xi’an Superstore in December 2022. The reconditioning factory in Xi’an has an annual capacity of 40,000 units to ensure that we have a large-scale supply of high-quality used cars. In February 2025, we commenced trial operations of our Wuhan Superstore, which includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity.

●	Nationwide Logistic and Delivery Capabilities: We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS) and transportation management system (TMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning. As a result, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within five calendar days via our logistics and delivery network.

Technology

We leverage sophisticated technology to provide a differentiated customer experience and improve our operations.

Jiancebao (检测宝) inspection system

Our proprietary Jiancebao (检测宝) system is an integrated and interactive vehicle inspection system. A significant portion of the inspection process is automatically conducted by our proprietary and state-of-the-art technology. The automatic inspection is enabled through wearable digital glasses to record the inspection process, automatic diagnostics of car condition from image recognition technology that can automatically identify certain car condition. A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, endoscopy, a vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process. After each inspection, our system automatically generates a comprehensive standardized inspection report. Each condition report includes extensive information on, among many other data points, the exterior and interior of the car, structure and engine condition. Our upgraded inspection system involves a standard procedure that covers more than 750 documented check points. As a result, our inspection system improves both inspection accuracy and efficiency. As of December 31, 2024, we had 12 patents in relation to vehicle inspection.

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

Our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 196,028 online used cars transactions through our 2C business, which has contributed valuable transaction-related data to our database.

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

As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. In 2021, we were awarded the Outstanding Member of China Automobile Dealers Association and won the General Business Award issued by China Automobile Dealers Association. In 2022, we were awarded the 2021-2022 Industry Quality Breakthrough Award by China Business Herald, Most Valuable Social Service Company by Zhitongcaijing as well as the 10th Hubei Auto Jinlun Prize–the Premier Used Car Brand by Hubei Daily. In 2023, we were awarded the Outstanding Used Car Dealer of the Year for the Anhui Automobile Industry, the Best User Experience Award in the used car circulation sector at the China Internet Economy Forum, and the Innovative Enterprise of the Year for Industry Quality at the Seventh Annual Northwest Automobile Market Awards. In 2024, we were awarded 2024 Brand Power Listed Company, 2023-2024 Business Innovation Sample Enterprise, and 2024 China Used Car Industry Standard Leader. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

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

Intellectual Properties

Our intellectual property contributes to our competitive advantages among e-commerce platforms for used cars in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of December 31, 2024, we had obtained 132 patents (of which 27 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the divestiture of 2B businesses to 58.com or the 2B Divestiture), 1,222 trademarks (of which 12 trademarks have been non-exclusively licensed and 90 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 275 software copyrights (of which 18 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 13 works copyrights (of which one has been transferred in part, and one has been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 40 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

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

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, or the Network Data Security Regulation, which became effective on January 1, 2025. The Network Data Security Regulation provide that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Prior to handling personal information, if a network data handler informs individuals according to the law by formulating rules for handling personal information, such rules shall be publicly displayed in a centralized manner, easily accessible and put in an eye-catching position, and the content shall be definite, specific, clear and understandable, including but not limited to the following: (i) the title or name and contact information of the network data handler; (ii) the purpose, method and type of handling of personal information, as well as the necessity of handling of sensitive personal information and the impact of handling on individuals’ rights and interests; (iii) the retention period of personal information and the method for handling such information upon expiration; If it is difficult to determine the retention period, the method for determining the retention period shall be specified; and (iv) methods and channels etc. for individuals to access, reproduce, transfer, correct, supplement, delete and restrict handling of personal information, to deregister accounts and withdraw their consents. When informing individuals of the purpose, method and type of personal information to be collected and provided to other network data handlers, as well as the information of the network data recipient in accordance with the provisions of the preceding paragraph, the network data handler shall state such information in the form of a checklist, among others. Where handling the personal information of minors under the age of 14, the network data handler shall also develop special rules for handling personal information.

On 12 February 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, or the Audits Administrative Measures, which will become effective on May 1, 2025. The Audits Administrative Measures provided that any personal information handler handling the personal information of more than 10 million people shall carry out the personal information protection compliance audits at least once every two years. For a personal information handler who falls under any of the following circumstances, the cyberspace administration of China and other authorities performing responsibilities of personal information protection (hereinafter collectively referred to as the “protection authorities” in short) may require the personal information handler to entrust a specialized agency with the compliance audit of its personal information handling activities: (i) Where its personal information handling activities involve relatively large risks such as serious impact on personal rights and interests or serious lack of security measures; (ii) Where its personal information handling activities may infringe upon the rights and interests of many people; or (iii) Where a personal information security incident occurs, resulting in the divulgence, tampering with, loss or damage of the personal information of more than one million people or the sensitive personal information of more than 100,000 people. For the same personal information security incident or risk, it is not allowed to repeatedly require the personal information handler concerned to entrust a specialized agency with the personal information protection compliance audits.

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

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this transition report on Form 20-F:

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

In the opinion of Beijing DOCVIT Law Firm, our counsel regarding certain PRC legal matters:

●	the historical ownership structures of the former VIEs in China and our WFOEs that had entered into contractual arrangements with the former VIEs will not result in any violation of PRC laws or regulations currently in effect; and

●	the historical contractual arrangements among Youxinpai, Youxin Hulian and the shareholders of Youxin Hulian and the historical contractual arrangements among Yougu, Yishouche and the shareholders of Yishouche governed by PRC law were valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect.

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

Our Beijing office, Xi’an Superstore, Hefei Superstore and Wuhan Superstore covered an aggregate of more than 660,000 square meters. These facilities currently accommodate our management headquarters, used car superstores, as well as most of our sales and marketing, R&D, general and administrative activities.

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

In February 2025, we commenced trial operations of our Wuhan Superstore, which covers an aggregate of approximately 143,000 square meters. Our Wuhan Superstore includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity. The showroom of our Wuhan Superstore can accommodate up to 5,000 vehicles for display and sale.

Item 4A.	Unresolved Staff Comments

N/A.

Item 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this transition report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this transition report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first used car superstore in Xi’an, second used car superstore in Hefei and third used car superstore in Wuhan have been in operation since March 2021, November 2021 and February 2025, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our Xi’an Superstore, Hefei Superstore and Wuhan Superstore may also serve regional customers who pay in-store visit to our superstores. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an Superstore, Hefei Superstore or Wuhan Superstore for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline superstores. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels.

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

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. During the nine months ended December 31, 2024, our vehicle sales volume was 22,090, among which retail vehicle sales volume was 18,649 and wholesale vehicle sales volume was 3,441. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

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

	For the Fiscal Years Ended March 31,				For the nine months ended December 31,
	2023		2024		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(unaudited)
	(in thousands, except for percentages)

Retail vehicle sales	1,312,857	63.8	1,024,401	74.5	754,980	71.5	1,322,493	181,181	88.4
Wholesale vehicle sales	707,385	34.3	315,909	23.0	276,187	26.2	127,229	17,430	8.5
Others	38,999	1.9	34,419	2.5	24,411	2.3	45,484	6,231	3.1
Total revenues	2,059,241	100.0	1,374,729	100.0	1,055,578	100.0	1,495,206	204,842	100.0

Retail vehicle sales

From September 2020, we have started to build-up our own used car inventory. We have also started to select “value-for-money” used cars in the market, procure these cars and arrange for reconditioning to upgrade them to a like-new condition before selling them to customers.

Wholesale vehicle sales

Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold to customers through online and offline channels.

Vehicle sales revenue is recognized on a gross basis.

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

(Provision for)/Reversal of credit losses

Our provision for credit loss for the nine months ended December 31, 2023 mainly related to impairment due to the credit loss incurred from outstanding receivables, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries. Our reversal of credit loss for the nine months ended December 31, 2024 was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2023		2024		2023		2024
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(unaudited)
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	1,312,857	63.8	1,024,401	74.5	754,980	71.5	1,322,493	181,181	88.4
Wholesale vehicle sales	707,385	34.3	315,909	23.0	276,187	26.2	127,229	17,430	8.5
Others	38,999	1.9	34,419	2.5	24,411	2.3	45,484	6,231	3.1
Total revenues	2,059,241	100.0	1,374,729	100.0	1,055,578	100.0	1,495,206	204,842	100.0
Cost of revenues (1)	(2,033,797)	(98.8)	(1,294,161)	(94.1)	(996,052)	(94.4)	(1,392,815)	(190,815)	(93.2)
Gross profit	25,444	1.2	80,568	5.9	59,526	5.6	102,391	14,027	6.8
Operating expenses:
Sales and marketing (1)	(236,307)	(11.5)	(202,493)	(14.7)	(151,678)	(14.4)	(177,192)	(24,275)	(11.9)
Research and development (1)	(37,704)	(1.8)	(33,820)	(2.5)	(27,793)	(2.6)	(8,136)	(1,115)	(0.5)
General and administrative (1)	(164,505)	(8.0)	(177,386)	(12.9)	(102,050)	(9.7)	(123,536)	(16,924)	(8.3)
(Provision for)/reversal of credit losses, net	(13,844)	(0.7)	2,631	0.2	2,272	0.2	285	39	0.0
Total operating expenses	(452,360)	(22.0)	(411,068)	(29.9)	(279,249)	(26.5)	(308,579)	(42,275)	(20.6)
Other operating income, net	69,990	3.4	18,001	1.3	17,066	1.6	31,677	4,340	2.1
Loss from operations	(356,926)	(17.3)	(312,499)	(22.7)	(202,657)	(19.2)	(174,511)	(23,908)	(11.7)
Interest income	603	0.0	169	0.0	161	0.0	37	5	0.0
Interest expense	(21,243)	(1.0)	(62,598)	(4.6)	(38,628)	(3.7)	(69,061)	(9,461)	(4.6)
Other income	17,088	0.8	15,870	1.2	15,248	1.4	9,826	1,346	0.7
Other expenses	(24,153)	(1.2)	(5,941)	(0.4)	(1,855)	(0.2)	(3,516)	(482)	(0.2)
Foreign exchange (losses)/gain	(2,457)	(0.1)	1,525	0.1	1,014	0.1	279	38	0.0
Fair value impact of the issuance of senior convertible preferred shares	242,733	11.8	(11,776)	(0.9)	(11,776)	(1.1)	—	—	—
(Losses)/Net gain from extinguishment of debt	(2,778)	(0.1)	—	—	—	—	35,222	4,825	2.4
Loss before income tax expense	(147,133)	(7.1)	(375,250)	(27.3)	(238,493)	(22.6)	(201,724)	(27,637)	(13.5)
Income tax expense	(366)	0.0	(311)	(0.0)	(299)	(0.0)	(39)	(5)	(0.0)
Dividend from long-term investment	10,374	0.5	11,970	0.9	11,970	1.1	—	—	—
Equity in (loss)/income of affiliates, net of tax	(44)	0.0	(5,951)	(0.4)	—	—	2,429	333	0.2
Net loss	(137,169)	(6.7)	(369,542)	(26.9)	(226,822)	(21.5)	(199,334)	(27,309)	(13.3)
Add: accretion on redeemable non-controlling interests	—	—	(2,901)	(0.2)	(1,251)	(0.1)	(4,986)	(683)	(0.3)
Less: net loss attributable to non-controlling interests shareholders	(12)	(0.0)	(56)	(0.0)	(35)	(0.0)	(8)	(1)	(0.0)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(755,635)	(36.7)	(2,060,254)	(149.9)	(278,800)	(26.4)	-	-	-
Net loss attributable to ordinary shareholders	(892,792)	(43.4)	(2,432,641)	(177.0)	(506,838)	(48.0)	(204,312)	(27,991)	(13.7)
Net loss per share for ordinary shareholders, basic	(0.66)	—	(1.11)	—	(0.35)	—	0.00	0.00	—

(1)	Share-based compensation in the amount of negative RMB47.3 million, RMB75.8 million, RMB35.4 million and RMB84.9 million (US$11.6 million) in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2023 and 2024, respectively, was charged to cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses.

Nine Months Ended December 31, 2024 Compared to Nine Months Ended December 31, 2023 (unaudited)

Revenues

Total revenue. Our total revenues increased by 41.6% from RMB1,055.6 million in the nine months ended December 31, 2023 to RMB1,495.2 million (US$204.8 million) in the nine months ended December 31, 2024, driven by the increase in retail vehicle sales revenue, mainly due to the increase in retail transaction volume.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,322.5 million (US$181.2 million) in the nine months ended December 31, 2024, compared to RMB755.0 million in the nine months ended December 31, 2023. The increase in retail vehicle sales revenue was mainly driven by the increase in retail transaction volume by 164.3% period-over-period, partially offset by the decrease in retail average selling price by 33.7%. Retail transaction volume in the nine months ended December 31, 2024 was 18,649 units, compared to 7,055 units in the nine months ended December 31, 2023. By offering superior products and services, we have maintained strong customer relationship and enhanced Uxin’s leading position in regional used car markets, leading to a high in-store customer conversion rate. Additionally, we continuously improved our retail vehicle inventory turnover rate, enabling us to achieve higher retail transaction volumes.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB127.2 million (US$17.4 million) in the nine months ended December 31, 2024, compared to RMB276.2 million in the nine months ended December 31, 2023. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. The decrease in wholesale vehicle sales revenue was mainly because an increased number of acquired vehicles that were subsequently reconditioned to meet the retail standards, rather than being sold through wholesale channels, driven by our improved inventory capacity and reconditioning capabilities.

Others. Our other revenues were RMB45.5 million (US$6.2 million) in the nine months ended December 31, 2024, compared to RMB24.4 million in the nine months ended December 31, 2023. The increase was mainly due to an increase in our value-added services such as rebate received from certain financing partners for referring them to our retail customers with financing needs, an increase in revenue from sales of vehicle accessories and an increase in revenue from extended warranty services.

Cost of revenues

Cost of revenues were RMB1,392.8 million (US$190.8 million) in the nine months ended December 31, 2024, representing an increase of 39.8% from RMB996.1 million in the nine months ended December 31, 2023, mainly due to an increase in cost for acquiring used vehicles to expand our inventory to support the growth in transaction volume.

Gross profit

Our total gross profit was RMB102.4 million (US$14.0 million) in the nine months ended December 31, 2024, compared to RMB59.5 million in the nine months ended December 31, 2023. Our gross profit margin increased from 5.6% in the nine months ended December 31, 2023 to 6.8% in the nine months ended December 31, 2024. The increases in gross profit and gross profit margin were mainly due to the acceleration of the inventory turnover rate, the improvement of pricing and sales capabilities and the increase of our value-added services penetration rate, which generally have higher gross profit margin.

Sales and marketing expenses

Our sales and marketing expenses increased by 16.8% from RMB151.7 million in the nine months ended December 31, 2023 to RMB177.2 million (US$24.3 million) in the nine months ended December 31, 2024. The increase was mainly due to an increase of the salaries and benefits expenses of our sales teams and an increase in right-of-use assets depreciation expenses as a result of relocation to our Hefei Superstore in September 2023.

Research and development expenses

Our research and development expenses decreased by 70.7% from RMB27.8 million in the nine months ended December 31, 2023 to RMB8.1 million (US$1.1 million) in the nine months ended December 31, 2024. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development, resulting from a decrease in headcount of our research and development employees.

General and administrative expenses

Our general and administrative expenses increased by 21.1% from RMB102.1 million in the nine months ended December 31, 2023 to RMB123.5 million (US$16.9 million) in the nine months ended December 31, 2024. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions.

Reversal of credit losses, net

We recorded reversal of credit losses, net of RMB2.3 million and RMB0.3 million (US$39 thousand) in the nine months ended December 31, 2023 and 2024. Our reversal of credit losses, net was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

Other operating income, net

Our other operating income, net increased from RMB17.1 million in the nine months ended December 31, 2023 to RMB31.7 million (US$4.3 million) in the nine months ended December 31, 2024. The increase was mainly due to an increase in government grant.

Interest income

We had interest income of RMB0.2 million in the nine months ended December 31, 2023 and RMB37 thousand (US$5 thousand) in the nine months ended December 31, 2024, respectively.

Interest expenses

We had interest expense of RMB38.6 million in the nine months ended December 31, 2023 and RMB69.1 million (US$9.5 million) in the nine months ended December 31, 2024, respectively. The increase was mainly due to the increase of interest expenses on finance lease liabilities.

Other income

Other income decreased from RMB15.2 million in the nine months ended December 31, 2023 to RMB9.8 million (US$1.3 million) in the nine months ended December 31, 2024.

Other expenses

Other expenses increased from RMB1.9 million in the nine months ended December 31, 2023 to RMB3.5 million (US$0.5 million) in the nine months ended December 31, 2024.

Foreign exchange gain

We had foreign exchange gain of RMB1.0 million and RMB0.3 million (US$38 thousand) in the nine months ended December 31, 2023 and 2024, respectively.

Fair value impact of the issuance of senior convertible preferred shares

Fair value impact of the issuance of senior convertible preferred shares was nil in the nine months ended December 31, 2024, compared to a fair value loss of RMB11.8 million in the nine months ended December 31, 2023, which was related to the fair value change of the warrants issued in relation to the senior convertible preferred shares. In December 2023, unexercised warrants were subsequently terminated.

Net gain from extinguishment of debt

We recorded net gain from extinguishment of debt in the amount of RMB35.2 million (US$4.8 million) in the nine months ended December 31, 2024 by disposing our company’s equity interest in Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”) to repay the long-term borrowing and related interest payable. Accordingly, the net gain from extinguishment of debt of RMB35.2 million (US$4.8 million) represents the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the direct expense of RMB36.9 million. We did not record losses from extinguishment of debt in the nine months ended December 31, 2023.

Income tax expense

We had income tax expense of RMB39 thousand (US$5 thousand) in the nine months ended December 31, 2024, compared to RMB299 thousand in the nine months ended December 31, 2023.

Dividend from long-term investment

Dividend from long-term investment was nil in the nine months ended December 31, 2024, compared to RMB12.0 million in the nine months ended December 31,2023.

Equity in loss of affiliates

We had equity in loss of affiliates in the amount of RMB2.4million (US$0.3 million) in the nine months ended December 31, 2024, compared to nil in the nine months ended December 31, 2023.

Net loss

As a result of the foregoing, our net loss decreased from RMB226.8 million in the nine months ended December 31, 2023 to RMB199.3 million (US$27.3 million) in the nine months ended December 31, 2024.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Revenues

Total revenue. Our total revenues decreased by 33.2% from RMB2,059.2 million in the fiscal year of 2023 to RMB1,374.7 million in the fiscal year of 2024, driven by the decrease of wholesale vehicle sales revenue, mainly due to a decline in wholesale transaction volume, and the decrease of retail vehicle sales revenue, mainly due to a decline in retail average selling price.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,024.4 million in the fiscal year of 2024, compared to RMB1,312.9 million in the fiscal year of 2023. The decrease in retail vehicle sales revenue was mainly due to a decline in retail average selling price by 18.0% year-over-year. Besides, the decrease in retail vehicle sales revenue was also drive by a decline in retail transaction volume. Retail transaction volume in the fiscal year of 2024 was 10,179 units, compared to 10,703 units in the fiscal year of 2023. The decrease in retail transaction volume was mainly related to the lower inventory level. We have maintained a prudent inventory procurement strategy and keeps a low inventory level as compared with the same period last year, which constrained retail sales growth.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB315.9 million in the fiscal year of 2024, compared to RMB707.4 million in the fiscal year of 2023. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. As we are focusing on creating value for our customers through retail transactions and continuing to improve our inventory capacity and reconditioning capabilities, the wholesale transaction volume decreased accordingly. We expect that our wholesale transaction volume will gradually represent a lower portion of our total transaction volume.

Others. Our other revenues were RMB34.4 million in the fiscal year of 2024, compared to RMB39.0 million in the fiscal year of 2023. The decrease was mainly due to a decrease in our value-added services such as rebate received from certain financing partners for referring them to our retail customers with financing needs, a decrease in revenue from sales of vehicle accessories and a decrease in revenue from vehicle repair services.

Cost of revenues

Cost of revenues were RMB1,294.2 million in the fiscal year of 2024, representing a decrease of 36.4% from RMB2,033.8 million in the fiscal year of 2023, mainly due to a decrease in cost for acquiring used vehicles as a result of our prudent inventory procurement strategy implemented.

Gross profit

Our total gross profit was RMB80.6 million in the fiscal year of 2024, compared to RMB25.4 million in the fiscal year of 2023. Our gross profit margin increased from 1.2% in the fiscal year of 2023 to 5.9% in the fiscal year of 2024. The increases in gross profit and gross profit margin were mainly due to the acceleration of the inventory turnover rate, the improvement of pricing and sales capabilities, the increase of our value added services penetration rate and the decrease of our per-vehicle reconditioning costs.

Sales and marketing expenses

Our sales and marketing expenses decreased by 14.3% from RMB236.3 million in the fiscal year of 2023 to RMB202.5 million in the fiscal year of 2024. The decrease was mainly due to the decline in marketing expenses driven by the adoption of more cost-effective promotion measures and the decline of outbound logistic expenses, partially offset by the increase in right-of-use assets depreciation expenses as a result of relocation to our Hefei Superstore.

Research and development expenses

Our research and development expenses decreased by 10.3% from RMB37.7 million in the fiscal year of 2023 to RMB33.8 million in the fiscal year of 2024. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development.

General and administrative expenses

Our general and administrative expenses increased by 7.8% from RMB164.5 million in the fiscal year of 2023 to RMB177.4 million in the fiscal year of 2024. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions, including the share-based compensation expense of US$4.0 million (equivalent to RMB28.7 million) resulting from the issuance of the senior convertible preferred shares to Xin Gao, which is controlled by Mr. Kun Dai, the Chairman of the Board of Directors and chief executive officer of Company.

(Provision for)/Reversal of credit losses, net

We recorded provision for credit losses, net of RMB13.8 million in the fiscal year of 2023 and reversal for credit losses, net of RMB2.6 million in the fiscal year of 2024. Our provision for credit losses, net primarily consists of impairment due to the credit loss incurred from outstanding deposits, taking into account the risk characteristics, supportable forecasts of future economic conditions and any recoveries as of the dates indicated. Our reversal of credit loss for the fiscal year ended March 31, 2024 was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

Other operating income, net

Our other operating income, net decreased from RMB70.0 million in the fiscal year of 2023 to RMB18.0 million in the fiscal year of 2024. The decrease was mainly due to the reduction in liability waiver gain, which was recognized as we fulfilled our payment conditions under the operating payable waiver agreements we had entered into with several suppliers.

Interest income

We had interest income of RMB0.6 million in the fiscal year of 2023 and RMB169 thousand in the fiscal year of 2024, respectively.

Interest expenses

We had interest expense of RMB21.2 million in the fiscal year of 2023 and RMB62.6 million in the fiscal year of 2024, respectively. The increase was mainly due to the increase of interest expenses on finance lease liabilities relating to the lease of Hefei Superstore in September 2023.

Other income

Other income decreased from RMB17.1 million in the fiscal year of 2023 to RMB15.9 million in the fiscal year of 2024.

Other expenses

Other expenses decreased from RMB24.2 million in the fiscal year of 2023 to RMB5.9 million in the fiscal year of 2024. Other expenses in the fiscal year of 2023 and 2024 were mainly due to the COVID-related business disruptions and the impairment loss for equity investments accounted for using measurement alternative, respectively.

Foreign exchange (losses)/gain

We had foreign exchange losses of RMB2.5 million in the fiscal year of 2023 and foreign exchange gain of RMB1.5 million in the fiscal year of 2024.

Fair value impact of the issuance of senior convertible preferred shares

Fair value impact of the issuance of senior convertible preferred shares was a fair value gain of RMB11.8 million in the fiscal year of 2024, compared to a fair value loss of RMB242.7 million in the fiscal year of 2023, which was related to the fair value change of the warrants issued in relation to the senior convertible preferred shares. In December 2023, unexercised warrants were subsequently terminated.

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

Income tax expense

We had income tax expense of RMB311 thousand in the fiscal year of 2024, compared to RMB366 thousand in the fiscal year of 2023.

Dividend from long-term investment

We had a dividend from long-term investment in the amount of RMB12.0 million in the fiscal year of 2024 due to dividends from a PRC entity that we invested in.

Equity in loss of affiliates

Equity in loss of affiliates increased from RMB44 thousand in the fiscal year of 2023 to RMB6.0 million in the fiscal year of 2024, which reflects a decline in investees’ earnings.

Net loss

As a result of the foregoing, our net loss decreased from RMB137.2 million in the fiscal year of 2023 to RMB369.5 million in the fiscal year of 2024.

B.	Liquidity and Capital Resources

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB251.1 million, RMB262.4 million and RMB194.0 million (US$26.6 million) in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

●	In January 2018, we raised an aggregate of US$250.0 million by issuing additional preferred shares to certain investors in a private placement.

●	In June 2018, we completed our initial public offering in which we issued and sold an aggregate of 25,000,000 ADSs, representing 75,000,000 Class A ordinary shares, resulting in net proceeds to us of US$204.8 million. Concurrently with our initial public offering, we sold convertible notes to CNCB (Hong Kong) Investment Limited (“the CNCB Note”) and Golden Fortune Company Limited (“the GF Note”), resulting in net proceeds to us of US$100 million and US$75 million, respectively. The CNCB Note and the GF Note each bears an interest rate of 6% and 6.5% per annum. The convertible notes became due and were paid in June 2019.

●	In June 2019, we sold convertible notes in an aggregate principal amount of US$230 million to Redrock, TPG, 58.com, Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), Magic Carpet and ClearVue (the “2024 Notes”). The 2024 Notes became due and payable on June 11 and June 12, 2024 unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date. The conversion price per Class A ordinary share of the 2024 Notes equals US$1.03 and may be adjusted. The 2024 Notes each bears an interest rate of 3.75% per annum, payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

●	On July 12, 2021, the 2024 Notes for a principal amount of US$69 million were converted into a total of 66,990,291 Class A ordinary shares. The remaining principal amount of US$161 million is subject to customary payment schedules. The noteholders have also irrevocably waived the conversion rights with respect to their respective remaining amount. In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the convertible promissory note and certain other historical transactions. The remaining amount of US$81.9 million has been recognized as debt against other noteholders.

●	Between July and November 2019, we sold convertible notes in an aggregate principal amount of US$50 million to affiliates of PacificBridge Asset Management, or PacificBridge (the “PB Notes”). Among the PB Notes, notes of US$20.05 million in principal amount bears an interest rate of 10% per annum (the “10% Notes”), and notes of US$29.95 million in principal amount bears an interest rate of 11% per annum (the “11% Notes”). The 10% Notes will become due and payable 12 months after the issuance date, and the 11% Notes will become due and payable 15 months after the issuance date, unless converted earlier. The purchasers of the convertible notes have the right to convert the convertible notes into Class A ordinary shares of our company during the period from and including the 181st day after the issuance date to and including the maturity date, which right may be exercised twice only. The conversion prices per Class A ordinary share of the PB Notes are US$1.663, US$1.683 and US$1.7, as applicable, and may be adjusted. The interests are payable until the outstanding principal amount is fully paid; provided that if any portion of the convertible notes are duly converted into Class A ordinary shares pursuant to the terms of the convertible notes, no interest accrued on the principal amount being converted shall be payable.

●	On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the PB Notes. Pursuant to the agreements, the parties have agreed that the conversion prices of the PB Notes will be adjusted to our volume weighted average price for the last 30 trading days prior to the signing of the agreements multiplied by 78%, and PacificBridge will convert all the PB Notes into our Class A ordinary shares upon the signing of the agreements. On the same day, PacificBridge converted all the PB Notes into 136,279,973 Class A ordinary shares of ours at the adjusted conversion price.

●	In October 2020, we completed private placements with GIC and Wells Fargo for subscription of a total of 84,692,839 Class A ordinary shares for an aggregate amount of US$25 million.

●	In March 2021 and June 2021, we entered into a term sheet and definitive agreements, respectively, with NIO Capital and Joy Capital to raise an aggregate amount of up to US$315 million for the subscription of a total of 917,564,810 senior convertible preferred shares. The first closing in the amount of US$100 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing in the amount of US$27.5 million, US$10 million and US$7.5 million was completed for Uxin Limited’s issuance of 80,104,865 senior convertible preferred shares, 29,129,042 senior convertible preferred shares and 21,846,781 senior convertible preferred shares senior convertible preferred shares in November 2021, March 2022 and June 2022, respectively. In July 2022, NIO Capital assigned its rights and obligations to subscribe for 14,564,520 senior convertible preferred shares under the second closing for the total price of US$5 million to an independent third party. On the same day, we issued 14,564,520 senior convertible preferred shares to the third party and the second closing of the transaction was completed. The two investors have also purchased warrants to purchase 480,629,186 senior convertible preferred shares for an aggregate amount of US$165 million.

●	In June 2022, we entered into definitive agreements with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of our Company for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment.

●	In July 2022, we issued 183,495,146 Class A ordinary shares to 58.com at a price equivalent to US$100.3 per ADS (or US$1.03 per ADS prior to the 2022 ADS Ratio Change) in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions.

●	In August 2022, we issued 36,699,029 Class A ordinary shares to ClearVue at a price equivalent to US$100.3 per ADS (or US$1.03 per ADS prior to the 2022 ADS Ratio Change) in exchange for the full release of our obligations to ClearVue under the ClearVue Notes.

●	In April 2023, we and NIO Capital entered into additional agreements regarding the settlement of then outstanding amount of US$81.6 million of the purchase price under the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) such outstanding purchase price of US$81.6 million was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As a result of and immediately following the foregoing transactions, NIO Capital had fulfilled its obligation in an aggregate amount of US$80 million of the outstanding purchase price for its subscription of our senior convertible preferred shares. As of the date of this transition report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfill its payment obligations by June 30, 2025 regarding the outstanding purchase price of US$9.4 million. Meanwhile, we also fulfilled all of our obligations under the 2024 Notes of US$61.6 million.

●	In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by the Company to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of the Company. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

●	On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of the date of this transition report, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed.

●	On March 18, 2024, we entered into a term sheet with Xin Gao and NC Fund to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.”

●	On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026.

●	On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing and Youxin Anhui have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. As of the date of this transition report, we repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Subsequently in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

●	On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. As of the date of this transition report, we have received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by it. Based on the arrangement with NIO Capital, we expect to complete the closing of the remaining subscription at the consideration of US$8.8 million no later than June 30, 2025.

We have incurred net losses since inception. For the nine months ended December 31, 2024, we incurred net loss of RMB199.3 million and had operating cash outflow of RMB194.0 million. As of December 31, 2024, we had an accumulated deficit in the amount of RMB19.6 billion, our current liabilities exceeded our current assets by approximately RMB422.6 million, and our cash balance was RMB25.1 million. These adverse conditions and events raise substantial doubt about our ability to continue as a going concern, before consideration of management’s plan.

Therefore, our ability to continue as a going concern is dependent on the effective implementation of our plan to mitigate these conditions and events. A summary of our plan includes:

●	As of the date of this transition report, we are entitled to a consideration receivable of US$9.4 million due from NIO Capital for the issuance of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024. Based on the arrangement with NIO Capital, we expect to receive the outstanding consideration no later than June 30, 2025.

●	On March 4, 2025, we entered into a share subscription agreement with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 of our Class A ordinary shares for a total consideration of US$27,876,506. As of the date of this transition report, we have received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares to Fame Dragon and entities designated by it. Based on the arrangement with NIO Capital, we expect to complete the closing of the remaining subscription at the consideration of US$ 8.8 million no later than June 30, 2025.

●	In April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of U.S. dollar equivalent of RMB53.4 million.

●	As of December 31, 2024, we had outstanding borrowings of RMB126.3 million under the inventory-pledged financing facility agreements with certain reputable banks and financial institutions in the PRC, and unused facilities amounted to RMB253.7 million. These facility agreements will mature within one year since the date of the issuance of the consolidated financial statements. We plan to obtain renewals of such facilities when they become mature.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment, who is also the lessor of our used car retail superstore operated by Uxin Hefei, Hefei Construction Investment is obligated to reinvest in Uxin Hefei after Uxin Hefei makes the annual lease payments over a 10-year lease period. In October 2023 and April 2025 respectively, Uxin Hefei and Hefei Construction Investment mutually agreed that the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million were converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The third-year rental will become due in September 2025 and we plan to further agree with Hefei Construction Investment to convert the third-year rental instalments into Hefei Construction Investment’s investment.

●	In 2024, we entered into two equity investment agreements with the non-controlling shareholders of two of our subsidiaries established in Zhengzhou and Wuhan for the future operations of our superstores in Zhengzhou and Wuhan. Pursuant to these agreements, we plan to receive capital contributions of RMB50.0 million and RMB33.3 million committed by the two non-controlling shareholders following our capital contributions of RMB120.0 million and RMB66.7 million to these two subsidiaries, respectively, within one year since the date of the issuance of the consolidated financial statements. As of the date of this transition report, we have made contributions of RMB14.0 million to the subsidiary in Wuhan and have received RMB14.0 million from its non-controlling shareholder.

●	With funds from the above equity and debt financings, we plan to grow our vehicle sales revenue by increasing the sales volume, improve our gross profit margin by increasing the value-added services offered to our customers, and maintain vehicle turnover rate by managing reasonable vehicle prices. Our plan also contemplates that, in view of the uncertainties surrounding the implementation of the above equity and debt financing plans, if and when necessary, make necessary adjustments to our operation scale by adjusting vehicle purchase volume based on our liquidity position, and also to optimize our cost structure to reduce the expenses such as labor costs, advertising expenses and certain administrative expenses according to the our operation scale.

We have concluded that it is probable to effectively implement the above plan, and have prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements after considering the effective implementation of our plan. We concluded that as a result of our evaluation, our plan has alleviated the substantial doubt of our ability to continue as a going concern, and our current cash and cash equivalents, funds from the planned equity and debt financings and the cash flows from operations are sufficient for us to meet our anticipated working capital requirements and other capital commitments, and we will be able to meet our payment obligations when liabilities that fall due within the next twelve months from the date of this transition report. Our consolidated financial statements have been prepared on a going concern basis.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Years Ended March 31,		For the Nine Months Ended December 31,
	2023	2024	2023	2024
	RMB	RMB	RMB	RMB	US$
			(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(251,140)	(262,446)	(207,101)	(193,980)	(26,577)
Net cash used in investing activities	(32,032)	(11,339)	(10,340)	(2,398)	(328)
Net cash generated from financing activities	239,985	205,301	144,034	198,310	27,169
Effect of exchange rate changes on cash, cash equivalents and restricted cash	221	(914)	42	14	2
Net (decrease)/increase in cash, cash equivalents and restricted cash	(42,966)	(69,398)	(73,365)	1,946	266
Cash, cash equivalents and restricted cash at beginning of the period	136,297	93,331	93,331	23,933	3,279
Cash, cash equivalents and restricted cash at end of the period	93,331	23,933	19,966	25,879	3,545

Operating Activities

Net cash used in operating activities was RMB194.0 million (US$26.6 million) for the nine months ended December 31, 2024. In the nine months ended December 31, 2024, the difference between our net cash used in operating activities and our net loss of RMB199.3 million (US$27.3 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB84.9 million (US$11.6 million), and partially offset by losses from extinguishment of debt of RMB35.2 million (US$4.8 million). Changes in the working capital accounts mainly included an increase of inventory of RMB105.8 million (US$14.5 million), an increase of payables, accruals and other current liabilities of RMB46.7 million (US$6.4 million), and a decrease in consideration payable to WeBank of RMB22.5 million (US$3.1 million). The increase in inventory was primarily attributable to the expansion of our business scale. The increase in payables, accruals and other current liabilities was mainly due to the increase in lease liability. The decrease in consideration payable to WeBank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

Net cash used in operating activities was RMB262.4 million for the fiscal year ended March 31, 2024. In the fiscal year of 2024, the difference between our net cash used in operating activities and our net loss of RMB369.5 million mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB75.8 million, and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB11.8 million and waiver of operating payables of RMB11.6 million. Changes in the working capital accounts mainly included an increase of inventory of RMB11.6 million, a decrease of payables, accruals and other current liabilities of RMB34.0 million, a decrease in consideration payable to WeBank of RMB40.0 million. The increase in inventory was primarily attributable to the new car market volatility in March 2023 which influence the used car market. To stimulate new car sales, some motor factories decreased their sales price which caused potential buyers to become more hesitant in purchasing used cars. The decreases in payables, accruals and other current liabilities and consideration payable to WeBank were mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

Net cash used in operating activities was RMB251.1 million for the fiscal year ended March 31, 2023. In the fiscal year of 2023, the difference between our net cash used in operating activities and our net loss of RMB137.2 million mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB47.3 million, and partially offset by fair value impact of the issuance of senior convertible preferred shares of RMB242.7 million and waiver of operating payables of RMB70.5 million. Changes in the working capital accounts mainly included a decrease of inventory of RMB327.1 million, a decrease of payables, accruals and other current liabilities of RMB204.8 million, a decrease in consideration payable to WeBank of RMB53.4 million. The decrease in inventory was primarily attributable to the new car market volatility in March 2023 which influence the used car market. To stimulate new car sales, some motor factories decreased their sales price which caused potential buyers to become more hesitant in purchasing used cars. The decrease in payables, accruals and other current liabilities and consideration payable to WeBank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

Investing Activities

Net cash used in investing activities was RMB2.4 million (US$0.3 million) for the nine months ended December 31, 2024, primarily attributable to purchase of property, equipment and software as we expanded our business.

Net cash used in investing activities was RMB11.3 million for the fiscal year ended March 31, 2024, primarily attributable to purchase of property, equipment and software as we expanded our business.

Net cash used in investing activities was RMB32.0 million for the fiscal year ended March 31, 2023, primarily attributable to purchase of property, equipment and software as we expanded our business.

Financing Activities

Net cash generated from financing activities was RMB198.3 million (US$27.2 million) for the nine months ended December 31, 2024, primarily attributable to the proceeds from short-term inventory-pledged loans, partially offset by the repayments of short-term borrowings from third parties and related party.

Net cash generated from financing activities was RMB205.3 million for the fiscal year ended March 31, 2024, primarily attributable to the proceeds from issuance of senior convertible preferred shares and proceeds from borrowings, partially offset by the repayments of short-term borrowings from third parties and related party.

Net cash generated from financing activities was RMB240.0 million for the fiscal year ended March 31, 2023, primarily attributable to the proceeds from issuance of senior convertible preferred shares and proceeds from borrowings, partially offset by the repayments of borrowings and long-term debt.

Off-Balance Sheet Arrangements

In January 2024, Kaifeng Finance Lease (Hangzhou) Co., Ltd. (“Kaifeng”), our wholly-owned subsidiary, and Chengdu Tianfu Software Park Co., Ltd., entered into an equity transfer agreement for Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”), pursuant to which Kaifeng intends to transfer 19% of equity interest in Jincheng to Chengdu Tianfu Software Park Co., Ltd at a cash consideration of RMB271.0 million. In conjunction with the sale of its equity interests in Jincheng, Kaifeng also entered into a financial advisory agreement, pursuant to which we agreed to pay a cash consideration of RMB31.0 million advisory fee upon the successful completion of the sale of Jincheng. The transaction was closed in April 2024.

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

Material Cash Requirements

We made capital expenditures of RMB33.2 million, RMB12.7 million and RMB5.2 million (US$0.7 million) in the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively. Our capital expenditures were primarily related to procurement of equipment and expenditure regarding construction of Hefei Superstore in Changfeng, Hefei, purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2024.

		Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	234,934	22,781	51,828	60,796	99,529
Finance lease obligations	1,844,975	260,220	264,948	264,948	1,054,859
Total	2,079,909	283,001	316,776	325,744	1,154,388

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

Under the terms of an equity investment agreement with Zhengzhou Airport Industry, both parties hold significant repurchase rights under this agreement. Specifically, while Uxin Anhui retains the right to buy back the equity interest from Zhengzhou Airport Industry at any time, subject to necessary regulatory approvals, Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertook to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of Repurchase Obligations.

Under the terms of an equity investment agreement with Wuhan Junshan, both parties hold significant repurchase rights under this agreement. Specifically, while Uxin Anhui retains the preferential rights over others to repurchase shares from Wuhan Junshan, subject to necessary regulatory approvals, Wuhan Junshan has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Wuhan fails to commence operating activities within one year since establishment, or if the board of Uxin Wuhan is unable to reach effective resolutions for more than three times.

Our redeemable non-controlling interests amounted to RMB155.0 million as of December 31, 2024. See “Item 4. Information on the Company—A. History and Development of the Company.”

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the nine months ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this transition report.

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

We modified market condition of the RSU in October 2023 and August 2024, respectively. Each modification resulted into an increase of fair value of the award. We recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period determined based on valuation techniques that are used to estimate incremental fair value.

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

Recent Accounting Pronouncements

Please refer to Note 2 to our consolidated financial statements included elsewhere in this transition report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this transition report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	43	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	50	Director
Erhai Liu	56	Director
Cheng Lu	42	Independent Director
Rong Lu	54	Independent Director
John Zhuang Yang	70	Independent Director
Feng Lin	45	Chief Financial Officer
Zhitian Zhang	43	Chief Operating Officer
Wenbing Jing	44	Chief Strategy Officer
Chengbin Li	39	Chief Technology Officer

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

Dr. John Zhuang Yang has been serving as our director since July 2021. Dr. Yang is currently a professor of Management at the National School of Development, Peking University. He also holds a tenured professorship at the Graduate School of Business at Fordham University in New York. Dr. Yang’s main research consists of organizational behavior and global leadership, with an extensive focus on China’s strategies for multinational companies and strategies for Chinese companies expanding globally. Dr. Yang served as an independent director of New Oriental Education & Technology Group Inc. (NYSE: EDU and SEHK: 9901) until December 2024. Dr. Yang earned his bachelor’s degree from the English Language and Literature Department of Peking University, a master’s degree in Sociology from Columbia University, an MPA in International and Public Affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a Ph.D. in Business Administration from Columbia University.

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

Mr. Chengbin Li is a seasoned technology leader with extensive experience in leading technology teams and driving product and technology development. Mr. Li currently leads our product and technology center, overseeing software and hardware design and the technical backend. Since joining us in 2014, Mr. Li has held various key roles leading product planning and R&D, including general manager and vice president. Before joining us, Mr. Li held several product and technology related roles at Anbang Insurance Group and iQIYI Sports. Mr. Li holds a master’s degree in electronics and communication engineering from Peking University.

B.	Compensation

Compensation of Directors and Executive Officers

For the nine months ended December 31, 2024, we paid an aggregate of RMB0.7 million (US$0.09 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018, November 2018 and April 2024, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. We increased the number of shares reserved for future awards under the plan as we amended such plan in November 2018. We refer to the 2018 Amended and Restated Share Incentive Plan, as amended, as the Amended and Restated Plan in this transition report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 2,314,393,635 Class A ordinary shares. As of April 15, 2025, 75,915,300 share options and 6,888,300 restricted share units have been issued and outstanding under the Amended and Restated Plan.

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

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of April 15, 2025:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	(US$/Share) Exercise Price	Grant Date	Expiration Date
Rong Lu	*	—	Various dates from November 19, 2018 to June 30, 2023	August 20, 2028
Cheng Lu	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
John Zhuang Yang	*	—	Various dates from September 30, 2022 to June 30, 2023	August 20, 2028
Feng Lin	*	0.00003333 to 0.03333333	Various dates from August 19, 2019 to November 1, 2021	August 20, 2028
Zhitian Zhang	*	0.033 to 1.09	Various dates from March 01, 2019 to March 31, 2020	August 20, 2028
Wenbing Jing	*	0.000000003 to 0.0001	Various dates from January 1, 2022 to September 28, 2024	August 20, 2028
Chengbin Li	*	1 to 309	Various dates from January 1, 2019 to November 10, 2021	August 20, 2028
Total	*

*	Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of April 15, 2025, other grantees as a group held options to purchase 20,045,400 Class A ordinary shares of our company, with exercise prices ranging from US$0.00001 to US$3.0 per share.

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

As of December 31, 2024, we had a total of 1,045 employees. We had a total of 760 and 846 employees as of March 31, 2023 and 2024, respectively.

The following tables give breakdowns of our employees as of December 31, 2024 by function:

As of December 31, 2024
Functions:
Products and technology	27
Operations	45
Car supply and purchase related personnel	285
Car inspection and inventory related personnel	235
Sales and pre-sales customer service	230
Fulfillment and after-sales customer service	135
Finance and legal	31
Human Resources, Administration & Corporate Procurement	33
Corporate communication and marketing	15
Others	9
Total	1,045

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 15, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 61,850,771,119 shares outstanding as of April 15, 2025, comprising of (i) 61,809,961,258 Class A ordinary shares, excluding 7,393,492 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, and (ii) 40,809,861 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares (on an as-converted basis)	% †	% of Aggregate Voting Power††
Directors and Executive Officers**:
Kun Dai(1)	1,440,922,190	40,809,861	1,481,732,051	2.4	3.0
Bin Li(2)	15,483,754,343	—	15,483,754,343	25.0	24.9
Erhai Liu(3)	18,526,142,446	—	18,526,142,446	30.0	29.8
Cheng Lu	*	—	*	*	*
Rong Lu	*	—	*	*	*
John Zhuang Yang	*	—	*	*	*
Feng Lin	*	—	*	*	*
Zhitian Zhang	*	—	*	*	*
Wenbing Jing	*	—	*	*	*
Chengbin Li	*	—	*	*	*
All Directors and Executive Officers in the aggregate	35,469,451,079	40,809,861	35,510,260,940	57.4	57.7
Principal Shareholders:
Xin Gao Group Limited(4)	1,440,922,190	40,809,861	1,481,732,051	2.4	3.0
NIO Capital Entities(5)	9,128,216,447	—	9,128,216,447	14.8	14.7
Astral Success Limited(3)	18,526,142,446	—	18,526,142,446	30.0	29.8

*	Less than 1% of our total outstanding shares.

**	Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Rong Lu and Mr. John Zhuang Yang’s business address is 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of (i) 61,850,771,119 shares outstanding as of April 15, 2025, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this transition report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director, and (ii) 1,440,922,190 Class A ordinary Shares directly held by Xin Gao, which are convertible from 1,440,922,190 senior convertible preferred shares on March 27, 2024, as reported on the Schedule 13D/A filed by Mr. Dai, among others, on March 28, 2024. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on in May 2021. The registered office of Xin Gao is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”

(2)	Represents 15,483,754,343 Class A ordinary shares comprising of 68.0% of 22,770,226,975 Class A ordinary shares held by Abundant Grace Investment Limited. NBNW Investment Limited holds 68.0% of Abundant Grace Investment Limited’s voting rights. Accordingly, NBNW Investment Limited is deemed to be the beneficial owner of 68.0% of the 22,770,226,975 Class A ordinary shares, or 15,483,754,343 Class A ordinary shares, directly held by Abundant Grace Investment Limited. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. The registered offices of Abundant Grace Investment Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The above is based on the Schedule 13D/A filed by Abundant Grace Investment Limited and certain other filers named therein on April 2, 2025.

(3)	Represents 18,526,142,446 Class A ordinary shares, comprising of (i) 17,496,912,310 Class A ordinary shares held by Astral Success Limited, which are convertible from 437,286,192 senior convertible preferred shares on March 26, 2024 and (ii) 1,029,230,136 Class A ordinary shares held by BRIGHTEST SKY LIMITED. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital IV, L.P. is the owner of the voting interest of BRIGHTEST SKY LIMITED. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital IV GP, L.P. is the general partner of Joy Capital IV, L.P. Joy Capital GP, Ltd. is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P., Joy Capital III GP, L.P. and Joy Capital IV GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited and BRIGHTEST SKY LIMITED is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P., Joy Capital IV, L.P., Joy Capital IV GP, L.P. and Joy Capital GP, Ltd. Is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The above is based on the Schedule 13D/A filed by Astral Success Limited and certain other filers named therein on January 14, 2025.

(4)	Represents 1,481,732,051 ordinary shares, all of which are directly held by Xin Gao, a British Virgin Islands company wholly owned by Mr. Kun Dai. The registered office of Xin Gao is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	Represent 9,128,216,447 Class A ordinary shares, comprising of (i) 617,538,082 Class A ordinary shares held by Abundant Glory Investment L.P., (ii) 3,911,092,516 Class A ordinary shares held by Fame Dragon Global Limited, and (iii) 20.2% of the 22,770,226,975 Class A ordinary shares held by Abundant Grace Investment Limited. Eve One Fund II L.P. holds 20.2% voting rights of Abundant Grace Investment Limited. Accordingly, Eve One Fund II L.P. is deemed to be the beneficial owner of 20.2% of the 22,770,226,975 Class A ordinary shares, or 4,599,585,849 Class A ordinary shares, held by Abundant Grace Investment Limited. In addition, Eve One Fund II L.P. is the parent company of Fame Dragon Global Limited. NIO Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P. The registered offices of Abundant Grace Investment Limited and Abundant Glory Investment L.P. are at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of NIO Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The above is based on the Schedule 13D/A filed by Abundant Grace Investment Limited and certain other filers named therein on April 2, 2025 as well as subsequent issuance of Class A ordinary shares by us to Fame Dragon in April 2025.

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

To our knowledge, as of April 15, 2025, a total of 6,231,550,068 Class A ordinary shares (including 7,393,492 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) were held by two record holders in the United States, representing approximately 10.1% of our total outstanding ordinary shares on an as-converted basis. One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with 58.com

On July 19, 2022, we issued 183,495,146 Class A ordinary shares to 58.com in exchange for the full release of our obligations to 58.com under the 58.com Notes and certain other historical transactions. These shares were issued at a price equivalent to US$100.3 per ADS (or US$1.03 per ADS prior to the 2022 ADS Ratio Change). The 58.com Notes were extinguished upon such issuance of shares.

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

On April 4, 2023, we and NIO Capital entered into certain additional agreements in connection with the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) the then outstanding purchase price of US$81.6 million under the 2022 Subscription Agreement was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. For a detailed description of the terms of the 2024 Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash flows and working capital.” As of the date of this transition report, NIO Capital has fulfilled its obligation in an aggregate amount of US$90.6 million of the outstanding purchase price, and we and NIO Capital have mutually agreed that NIO Capital will fulfill its payment obligations by June 30, 2025 regarding the outstanding purchase price of US$9.4 million

Transaction with Joy Capital and Alpha

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

Transaction with Mr. Kun Dai

On February 22, 2024, we entered into a one-year loan agreement with Mr. Kun Dai, pursuant to which we borrowed RMB7.0 million from Mr. Kun Dai at an annual interest rate of 6%. As of December 31, 2024, the remaining balance of the loan is RMB1.0 million, and it is recorded as short-term borrowing from related party.

Transaction with Fame Dragon

On March 4, 2025, we and Fame Dragon, an investment vehicle of NIO Capital, entered into a share subscription agreement, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions. On March 4, 2025 and upon the closing of the share subscription agreement with Fame Dragon, we and Fame Dragon entered into a registration rights agreement with respect to the Class A ordinary shares and American depositary shares representing Class A ordinary shares issuable to Fame Dragon. The registration rights agreement grants the Fame Dragon customary shelf and piggyback registration rights.

Transaction with Pintu Beijing and Lightwind

On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing, an indirectly wholly-owned subsidiary of Dida, and Youxin (Anhui) Industrial Investment Group Co., Ltd., or Youxin Anhui, our wholly-owned subsidiary, have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. As of the date of this transition report, we repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Subsequently in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

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

Except as disclosed elsewhere in this transition report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this transition report.

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

Inspection of Books and Records

Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Other than in the ordinary course of business and other than those described in this item, “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this transition report, we have not entered into any material contract during the two years immediately preceding the date of this transition report.

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

Certain Agreements with Dida

Share Subscription Agreement. On November 4, 2024, we and Lightwind, an indirect wholly-owned subsidiary of Dida, entered into a share subscription agreement pursuant to which we agreed to issue and sell, and Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares of our Company for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share.

Loan Agreement. On September 12, 2024, we and Pintu Beijing, an indirect wholly-owned subsidiary of Dida, entered into a loan agreement in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui.

Certain Agreements with Fame Dragon

Share Subscription Agreement. On March 4, 2025, we and Fame Dragon entered into a share subscription agreement, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The closings of the subscription are subject to customary closing conditions.

Registration Rights Agreement. On March 4, 2025 and upon the closing of the share subscription agreement with Fame Dragon, we and Fame Dragon entered into a registration rights agreement with respect to the Class A ordinary shares and American depositary shares representing Class A ordinary shares issuable to Fame Dragon. The registration rights agreement grants the Fame Dragon customary shelf and piggyback registration rights.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the principal Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this transition report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

We believe that Uxin Limited is not a PRC resident enterprise for PRC tax purposes. Uxin Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Uxin Limited meets all of the conditions above. Uxin Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Uxin Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are deemed to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% which in the case of dividends may be withheld at source. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Uxin Limited would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Uxin Limited is treated as a PRC resident enterprise.

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

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the PRC and the United States (the “Treaty”), all as of the date hereof, any of which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address U.S. federal estate or gift tax considerations, any minimum tax considerations, the Medicare tax on certain net investment or any state, local and non-U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of passive income, or (ii) 50% or more of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, and capital gains. Goodwill and other intangible assets are generally treated as active assets to the extent associated with business activities that generate active income. For purposes of these calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We do not believe that we were a PFIC for our taxable year ended December 31, 2024. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because of the uncertainties described below, there can be no assurance that we have not been or will not be a PFIC in any taxable year. In prior annual reports on Form 20-F, we stated that we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

Our PFIC status may depend, in part, on the average value of our goodwill and other intangible assets. If the value of our assets (including our goodwill and other intangible assets) is determined by reference to our market capitalization, fluctuations in the market price of our ADSs may result in us being or becoming a PFIC for the current or future taxable years. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the value and proper classification of certain of our assets for U.S. tax purposes is subject to uncertainty, which may affect our PFIC status for any taxable year. In addition, if our revenue from activities that produce passive income increases relative to our revenue from activities that produce non-passive income, our risk of becoming a PFIC may substantially increase. Furthermore, we may be a PFIC if we are unable to continue to operate as a going concern.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owns ADSs or Class A ordinary shares that such U.S. Holder owned during any portion of 2019, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs or Class A ordinary shares. U.S. Holders that owned our ADSs or Class A ordinary shares in 2019 are urged to consult their tax advisors regarding the potential application of the deemed sale election rules to their particular circumstances.

If we are a PFIC for any taxable year during which a U.S. Holder owns our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, generally regardless of whether we remain a PFIC, on (i) any excess distributions that we make to the U.S. Holder (which generally means any distributions paid during a taxable year to a U.S. Holder to the extent greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we become a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

Dividends will not be eligible for a dividends-received deduction. Subject to applicable limitations, dividends paid on our ADSs to certain non-corporate U.S. investors may be taxable at the favorable rates applicable to long-term capital gains for so long as our ADSs are listed on the Nasdaq Global Select Market or if in the future we are eligible for benefits under the Treaty. There can be no assurance that our ADSs will remain listed on the Nasdaq Global Select Market in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.” However, as described above the favorable rate does not apply if we are (or are treated with respect to a U.S. Holder as) a PFIC, for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisors to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding any applicable Treaty rate, if you are eligible for Treaty benefits) would be creditable against a U.S. Holder’s U.S. federal income tax liability. Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets these requirements. However, the Internal Revenue Service (the “IRS”) released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If a U.S. Holder does not elect to claim a foreign tax credit, such holder may be able to instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all otherwise creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, if a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Pursuant to certain Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. As noted above under “—Dividends,” the IRS recently released notices which provide relief from certain of the provisions of the Treasury regulations discussed above (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit U.S. Holders from claiming a foreign tax credit with respect to PRC income taxes on disposition gains, other limitations under the foreign tax credit rules may preclude U.S. Holders from claiming (or limit U.S. Holders’ ability to claim) a foreign tax credit with respect to such taxes. If a U.S. Holder is precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the applicability of the notice, their eligibility for benefits under the Treaty, the Treaty’s resourcing rule, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this transition report on Form 20-F on our website at http://ir.xin.com. In addition, we will provide hardcopies of our transition report free of charge to shareholders and ADS holders upon request.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents and restricted cash RMB24.9 million, and U.S. dollar-denominated cash balances of US$0.1 million. Assuming we had converted RMB24.9 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$3.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$3.1 million instead. Assuming we had converted US$0.1 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB1.0 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB1.1 million instead.

Inflation

To date, inflation in the PRC has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index were increases of 1.5% and 1.8% for December 2021 and 2022, decrease of 0.3% for December 2023, and increase of 0.1% for December 2024, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility and the travel expense of our key personnel in connection with such programs. The depositary has also agreed to provide additional payments to us based on the applicable performance indicators relating to our ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. We received reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs amounted to approximately US$2.0 million (after tax) in April 2022 and approximately US$1.3 million (after tax) in August 2023, respectively. Except for the accrued and unpaid amount prior to the date of the 2023 ADS Ratio Change, the depositary shall no longer pay any reimbursement to us after the 2023 ADS Ratio Change.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A.	Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this transition report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this transition report, our disclosure controls and procedures were ineffective as of December 31, 2024, because of the material weakness in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this transition report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2024 due to a material weakness identified in our internal control over financial reporting as described below.

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

Internal Control Over Financial Reporting

During the audit of our financial statements for the nine-month period ended December 31, 2024, we determined that one material weakness (initially identified in connection with the audit for the years ended December 31, 2016 and 2017) remains unremediated as of December 31, 2024. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements.

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

C.	Attestation Report of the Registered Public Accounting Firm

This transition report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

D.	Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this transition report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	In the Fiscal Year ended March 31, 2023	In the Fiscal Year ended March 31, 2024	In the Nine Months ended December 31, 2024
Audit fees(1)	US$1,295,940	US$872,540	US$684,997
All other fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In the fiscal year of 2023 and 2024 and the nine months ended December 31, 2024, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

We have followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a). Specifically, we followed home country practice in connection with the transaction with NIO Capital and Joy Capital in June 2021, the transaction with NIO Capital in July 2022 and the adoption of our 2018 Second Amended and Restated Share Incentive Plan in November 2018 in each case without seeking shareholder approval. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq’s requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq’s requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors. In addition, we rely on home country practice so that our board of directors does not consist of a majority of independent directors.

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

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees, which policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. We have filed our insider trading policies, as amended, as Exhibit 11.2 to this transition report on Form 20-F.

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

In the nine months ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3.D. Risk Factors—Risk Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” on pages 19 to 21 of this transition report.

part iii

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Uxin Limited and its subsidiaries, as applicable, are included at the end of this transition report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 1, 2018)

1.2	Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.2 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.3	Form of Warrant to Purchase Senior Convertible Preferred Shares of the Registrant dated July 12, 2021 (incorporated by reference to Exhibit 1.3 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

1.4	Amended and Restated Certificate of Designation of Senior Convertible Preferred Shares of the Registrant dated July 27, 2022 (incorporated by reference to Exhibit 1.4 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 13, 2018)

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder dated June 27, 2018 (incorporated by reference to Exhibit 4.3 of the registration statement on Form S-8 (file no. 333-227576), filed by the Registrant with the Securities and Exchange Commission on September 28, 2018)

3.1	Description of the Registrant’s Securities (incorporated by reference to Exhibit 3.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.1	2018 Third Amended and Restated Share Incentive Plan (incorporate by reference to Exhibit 4.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.2	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated by reference to Exhibit 10.3 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.4	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Youxinpai and Youxin Hulian dated September 11, 2014 (incorporated by reference to Exhibit 10.4 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.5	English translation of the Fourth Amended and Restated Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.5 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.6	English translation of the Fourth Amended and Restated Power of Attorney issued by Mr. Kun Dai to Youxinpai dated November 23, 2016 (incorporated by reference to Exhibit 10.6 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.7	English translation of the Fifth Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.7 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.8	English translation of the Equity Interest Pledge Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated September 11, 2014 (incorporated by reference to Exhibit 10.8 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.9	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Youxinpai dated September 11, 2014 (incorporated by reference to Exhibit 10.9 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.10	English translation of the Amended and Restated Exclusive Option Agreement among Youxinpai, Youxin Hulian and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.10 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.11	English translation of the Loan Agreement between Youxinpai and Mr. Kun Dai dated November 23, 2016 (incorporated by reference to Exhibit 10.11 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.12	English translation of the Exclusive Business Cooperation Agreement between Yougu and Yishouche dated April 9, 2016 (incorporated by reference to Exhibit 10.12 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.13	English translation of the Equity Interest Pledge Agreement among Yougu, Yishouche and Mr. Kw Dai dated April 9, 2016 (incorporated by reference to Exhibit 10.13 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.14	English translation of the Power of Attorney issued by Mr. Kun Dai to Yougu dated April 9, 2016 (incorporated by reference to Exhibit 10.14 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.15	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Mr. Kun Dai dated February 4, 2018 (incorporated by reference to Exhibit 10.15 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.16	English translation of the Amended and Restated Equity Interest Pledge Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.16 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.17	English translation of the Power of Attorney issued by Beijing Min Si Lian Hua Investment Management Co., Ltd. to Yougu dated February 4, 2018 (incorporated by reference to Exhibit 10.17 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

4.18	English translation of the Amended and Restated Exclusive Option Agreement among Yougu, Yishouche and Beijing Min Si Lian Hua Investment Management Co., Ltd. dated February 4, 2018 (incorporated by reference to Exhibit 10.18 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018) Exhibit

4.19	English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Zhejiang Chouzhou Commercial Bank Co., Ltd. dated November 9, 2016 and Supplemental Agreements dated June 29, 2017, August 17, 2017, and November 28, 2017 (incorporated by reference to Exhibit 10.47 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.20	English translation of Vehicle Financing Business Cooperation Agreement by and among Kaifeng and Sichuan XW Bank Co., Ltd. dated June 8, 2017 and Supplemental Agreement dated June 30, 2017 (incorporated by reference to Exhibit 10.48 of the registration statement on Form F-1/A (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on June 22, 2018)

4.21	English translation of the Auto Financing Business Cooperation Agreement by and among Kaifeng and a third-party financing partner dated June 28, 2018 and Supplemental Agreements dated October 19, 2018 and December 7, 2018, respectively (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 29, 2019)

4.22	Convertible Note Purchase Agreement by and among the Registrant, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership) dated May 29, 2019 (incorporated by reference to Exhibit 7.02 of the registration statement on Form 13D (file no. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the Securities and Exchange Commission on June 20, 2019)

4.23	Investors’ Rights Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated June 10, 2019 (incorporated by reference to Exhibit 99.2 of the registration statement on Form 13D (file no. 005-90751) filed by Mr. Kun Dai, among others, with the Securities and Exchange Commission on June 20, 2019)

4.24†	Convertible Note Purchase Agreement (First Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.29 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.25†	Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.30 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.26†	Amendment to Convertible Note Purchase Agreement (Second Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.31 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.27†	Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated July 12, 2019 (incorporated by reference to Exhibit 4.32 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.28†	Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated August 13, 2019 (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.29†	Second Amendment to Convertible Note Purchase Agreement (Third Closing) by and between the Registrant and PacificBridge Asset Management dated October 10, 2019 (incorporated by reference to Exhibit 4.34 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.30†	Asset Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Co., Ltd. and certain other parties dated September 30, 2019 (incorporated by reference to Exhibit 4.35 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.31†	Supplementary Agreements to Assets Transfer Agreement by and among the Registrant, Tianjin Wuba Rongxin Information Technology Col, Ltd. and certain other parties dated April 23, 2020 (incorporated by reference to Exhibit 4.36 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.32†	Equity Acquisition Agreement by and among certain affiliates of the Registrant, Beijing Hengtai Boche Auction Co. Ltd. and certain other parties dated January 15, 2020 (incorporated by reference to Exhibit 4.37 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.33†	Assets and Business Transfer Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated March 24, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.34†	Business Cooperation Agreement by and among the Registrant, Beijing 58 Paipai Information Technology Co., Ltd. and certain other parties dated April 14, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on May 12, 2020)

4.35	English translation of Supplemental Agreement to Vehicle Financing Business Cooperation Agreement by and among WeBank, Kai Feng Finance Lease (Hangzhou) Co., Ltd. and certain other parties dated July 23, 2020 (incorporated by reference to Exhibit 4.40 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.36	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.41 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.37	Agreement to Convertible Promissory Note by and between the Registrant and PacificBridge Asset Management dated July 23, 2020 (incorporated by reference to Exhibit 4.42 of the transition report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 24, 2020)

4.38	Share Subscription Agreement by and between the Registrant and GIC Private Limited dated October 5, 2020 (incorporated by reference to Exhibit 4.38 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.39	Registration Rights Agreement by and between the Registrant and GIC Private Limited dated October 8, 2020 (incorporated by reference to Exhibit 4.39 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.40	Share Subscription Agreement by and between the Registrant and Wells Capital Management, Inc. on behalf of Wells Fargo Emerging Markets Equity Fund, Emerging Markets Equity Fund, a series of 525 Market Street Fund, LLC and Emerging Markets Equity CIT dated October 5, 2020 (incorporated by reference to Exhibit 4.40 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.41	Share Subscription Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated June 14, 2021 (incorporated by reference to Exhibit 4.41 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.42	Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.42 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.43	Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and 58.com Holding Inc. dated July 12, 2021 (incorporated by reference to Exhibit 4.43 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.44	Registration Rights Agreement by and among the Registrant, Astral Success Limited and Abundant Grace Investment Limited dated July 12, 2021 (incorporated by reference to Exhibit 4.44 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.45	Supplemental Agreement in connection with the Convertible Note Purchase Agreement and Convertible Promissory Notes by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited, ClearVue UXin Holdings, Ltd. and Magic Carpet International Limited dated June 17, 2021 (incorporated by reference to Exhibit 4.45 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.46	Termination Agreement by and among the Registrant, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX dated July 12, 2021 (incorporated by reference to Exhibit 4.46 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 30, 2021)

4.47	English Summary of Material Contract Terms of the Investment Cooperation Agreement between Changfeng County Government of Hefei City and Uxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (incorporated by reference to Exhibit 4.8 of the current report on Form 6-K filed by the Registrant with the Securities and Exchange Commission on December 7, 2021)

4.48	English Translation of Termination Agreement among Youxinpai, Youxin Hulian and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.48 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.49	English Translation of Termination Agreement among Yougu, Yishouche and its shareholders dated March 31, 2022 (incorporated by reference to Exhibit 4.49 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.50†	Share Subscription Agreement between the Registrant and Abundant Grace Investment Limited on June 30, 2022 (incorporated by reference to Exhibit 4.50 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.51	Amended and Restated Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.51 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.52	Registration Rights Agreement by and among the Registrant and Abundant Grace Investment Limited dated July 27, 2022 (incorporated by reference to Exhibit 4.52 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.53†	Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated July 27, 2022 (incorporated by reference to Exhibit 4.53 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.54†	Framework Agreement among the Registrant, 58.com and other parties dated July 18, 2022 (incorporated by reference to Exhibit 4.54 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.55	Note Conversion and Share Exchange Letter dated July 18, 2022 (incorporated by reference to Exhibit 4.55 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 1, 2022)

4.56	Amendment Agreement to the Warrant among the Registrant and Abundant Glory Investment L.P. dated January 12, 2023 (incorporated by reference to Exhibit 4.56 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.57	Amendment Agreement to the Warrant among the Registrant and Abundant Grace Investment Limited dated January 12, 2023 (incorporated by reference to Exhibit 4.57 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.58	Amendment Agreement to the Warrant among the Registrant and Astral Success Limited dated January 12, 2023 (incorporated by reference to Exhibit 4.58 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.59	Supplementary Agreement among the Registrant and Abundant Grace Investment Limited dated April 4, 2023 (incorporated by reference to Exhibit 4.59 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.60†	Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited by and among Uxin Limited, Astral Success Limited and Alpha Wealth Global Limited dated June 30, 2023 (incorporated by reference to Exhibit 4.60 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on August 14, 2023)

4.61†	Share Subscription Agreement by and between the Registrant and Xin Gao Group Limited dated March 26, 2024 (incorporate by reference to Exhibit 4.61 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.62†	Second Amended and Restated Investors’ Rights Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated March 26, 2024 (incorporate by reference to Exhibit 4.62 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.63†	Registration Rights Agreement by and between the Registrant and Xin Gao Group Limited dated March 26, 2024 (incorporate by reference to Exhibit 4.63 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.64†	Second Amended and Restated Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated March 26, 2024 (incorporate by reference to Exhibit 4.64 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.65†	Investment (Capital Contribution Increase) Agreement between the Registrant and Hefei Construction Investment North City Industrial Investment Co., Ltd. dated September 20, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 30, 2023)

4.66†	English translation of Equity Transfer Agreement between the Registrant and Chengdu Tianfu Software ParkCo., Ltd. dated January 31, 2024 (incorporate by reference to Exhibit 4.66 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.67†	English translation of Loan Agreement between the Registrant and Mr. Kun Dai dated February 22, 2024 (incorporate by reference to Exhibit 4.67 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.68†	English translation of Equity Investment Agreement between the Registrant and Zhengzhou Airport Automobile Industry Co., Ltd. dated July 8, 2024 (incorporate by reference to Exhibit 4.68 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.69*†	English translation of Share Subscription Agreement between the Registrant and Lightwind Global Limited dated November 4, 2024

4.70*†	English translation of Loan Agreement between the Registrant and Pintu (Beijing) Information Technology Co., Ltd. dated September 12, 2024

4.71*†	English translation of Joint Venture Agreement between the Registrant and Wuhan Junshan Urban Asset Operation Co., Ltd. dated October 16, 2024

4.72*†	English translation of Share Subscription Agreement between the Registrant and Fame Dragon Global Limited dated March 4, 2025

8.1*	List of Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of the registration statement on Form F-1 (file no. 333-225266), as amended, filed by the Registrant with the Securities and Exchange Commission on May 29, 2018)

11.2	Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (incorporate by reference to Exhibit 11.2 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP

15.2*	Consent of Beijing DOCVIT Law Firm

97.1	Compensation Recoupment Policy of the Registrant (incorporate by reference to Exhibit 97.1 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document 140

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

†	Certain information has been excluded from this exhibit pursuant to Rule 406 under the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

Uxin Limited

	By:	/s/ Kun Dai
	Name:	Kun Dai
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2025

UXIN LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424) PricewaterhouseCoopers Zhong Tian LLP, Shanghai, the People’s Republic of China	F-2
Consolidated Balance Sheets as of March 31, 2024 and December 31, 2024	F-3
Consolidated Statements of Comprehensive Loss for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024	F-6
Consolidated Statements of Changes in Shareholders’ Deficit for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024	F-9
Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024	F-11
Notes to the Consolidated Financial Statements	F-15

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of December 31, 2024 and March 31, 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the nine months ended December 31, 2024 and each of the two years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and March 31, 2024, and the results of its operations and its cash flows for the nine months ended December 31, 2024 and each of the two years in the period ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

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

Going concern assessment

As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses since inception. For the nine months ended December 31, 2024, the Company incurred net loss and had operating cash outflow. As of December 31, 2024, the Company had accumulated deficits, and the current liabilities exceeded current assets. The Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events, based on which, management prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements after giving consideration to its management’s plan and the assessment of the probability of the effective implementation of such plan. Management has concluded that it is probable that such plan will be effectively implemented, and the Company’s current cash and cash equivalents, funds from the planned debt and equity financings and the cash flows from operations are sufficient to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date these consolidated financial statements are issued. Such assessment required management to make judgments and estimates relating to the effective implementation of management’s plan and the cash flows forecast.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are the significant judgments and estimates by management when developing its management’s plan, assessing that the management’s plan will be effectively implemented, and developing its cash flows forecast included in the going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the management’s plan, management’s assessment that the management’s plan will be effectively implemented and management’s cash flows forecast.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing management’s process for developing the management’s plans and cash flows forecast included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the cash flows forecast; and (iii) evaluating the reasonableness of the judgements and estimates made by management in evaluating whether the management’s plan will be effectively implemented, by considering the Company’s current and past performance, relevant industry and market developments and corroboration with other evidence obtained.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2025

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2024	December 31, 2024
	RMB	RMB	US$
			(Note 2.6)

ASSETS

Current assets:
Cash and cash equivalents	23,339	25,112	3,440
Restricted cash	594	767	105
Accounts receivable, net	2,089	4,150	569
Inventory, net	110,494	207,390	28,412
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,995 and RMB7,710 as of March 31, 2024 and December 31, 2024, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB22,739 and RMB21,113 as of March 31, 2024 and December 31, 2024, respectively	18,080	14,998	2,055
Prepaid expenses and other current assets	71,787	86,977	11,916

Total current assets	226,383	339,394	46,497

Non-current assets:
Property, equipment and software, net	74,243	71,420	9,784
Long-term investments	279,300	-	-
Finance lease right-of-use assets, net	1,339,537	1,346,728	184,501
Operating lease right-of-use assets, net	168,418	194,388	26,631
Other non-current assets	268	-	-

Total non-current assets	1,861,766	1,612,536	220,916

Total assets	2,088,149	1,951,930	267,413

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2024	December 31, 2024
	RMB	RMB	US$
			(Note 2.6)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	80,745	81,584	11,177
Other payables and other current liabilities	370,802	306,391	41,975
Current portion of finance lease liabilities	51,160	183,852	25,188
Current portion of operating lease liabilities	12,310	14,563	1,995
Short-term borrowing from third parties	71,181	174,616	23,922
Short-term borrowing from related party	7,000	1,000	137
Current portion of long-term debt and borrowing	291,950	-	-

Total current liabilities	885,148	762,006	104,394

Non-current liabilities
Long-term borrowings from related party	-	53,913	7,386
Consideration payable to WeBank	-	27,237	3,731
Finance lease liabilities	1,191,246	1,141,118	156,333
Operating lease liabilities	154,846	180,920	24,785

Total non-current liabilities	1,346,092	1,403,188	192,235

Total liabilities	2,231,240	2,165,194	296,629

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	March 31, 2024	December 31, 2024
	RMB	RMB	US$
			(Note 2.6)

Mezzanine equity

Redeemable non-controlling interests	149,991	154,977	21,232

Total Mezzanine equity	149,991	154,977	21,232

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 190,100,000,000 and 190,100,000,000 shares authorized as of March 31, 2024 and December 31, 2024, respectively; 56,340,671,538 Class A ordinary shares and 56,354,853,138 Class A ordinary shares issued and outstanding as of March 31, 2024 and December 31, 2024, respectively; 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2024 and December 31, 2024)	39,806	39,816	5,455
Additional paid-in capital	18,928,837	19,007,948	2,604,078
Subscription receivable from shareholders	(107,879)	(60,467)	(8,284)
Accumulated other comprehensive income	225,090	227,718	31,198
Accumulated deficit	(19,378,705)	(19,583,017)	(2,682,862)

Total Uxin Limited shareholders’ deficit	(292,851)	(368,002)	(50,415)
Non-controlling interests	(231)	(239)	(33)
Total shareholders’ deficit	(293,082)	(368,241)	(50,448)

Total liabilities, mezzanine equity and shareholders’ deficit	2,088,149	1,951,930	267,413

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Revenues:
Retail vehicle sales	1,312,857	1,024,401	1,322,493	181,181
Wholesale vehicle sales	707,385	315,909	127,229	17,430
Others	38,999	34,419	45,484	6,231
Total Revenues	2,059,241	1,374,729	1,495,206	204,842

Cost of revenues	(2,033,797)	(1,294,161)	(1,392,815)	(190,815)
Gross profit	25,444	80,568	102,391	14,027

Operating expenses:
Sales and marketing	(236,307)	(202,493)	(177,192)	(24,275)
Research and development	(37,704)	(33,820)	(8,136)	(1,115)
General and administrative	(164,505)	(177,386)	(123,536)	(16,924)
(Provision for)/reversal of credit losses, net	(13,844)	2,631	285	39
Total operating expenses	(452,360)	(411,068)	(308,579)	(42,275)

Other operating income, net	69,990	18,001	31,677	4,340

Loss from operations	(356,926)	(312,499)	(174,511)	(23,908)

Interest income	603	169	37	5
Interest expenses	(21,243)	(62,598)	(69,061)	(9,461)
Other income	17,088	15,870	9,826	1,346
Other expenses	(24,153)	(5,941)	(3,516)	(482)
Foreign exchange (losses)/gains	(2,457)	1,525	279	38
Fair value impact of the issuance of senior convertible preferred shares	242,733	(11,776)	-	-
(Losses)/gains from extinguishment of debt	(2,778)	-	35,222	4,825
Loss before income tax expense	(147,133)	(375,250)	(201,724)	(27,637)

Income tax expense	(366)	(311)	(39)	(5)
Dividend from long-term investment	10,374	11,970	-	-
Equity in (loss)/income of affiliates, net of tax	(44)	(5,951)	2,429	333
Net loss	(137,169)	(369,542)	(199,334)	(27,309)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Net loss	(137,169)	(369,542)	(199,334)	(27,309)
Add: net loss/(profit) attributable to redeemable non-controlling interests and non-controlling interests shareholders	12	(2,845)	(4,978)	(682)
Net loss attributable to Uxin Limited	(137,157)	(372,387)	(204,312)	(27,991)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(755,635)	(2,060,254)	-	-
Net loss attributable to ordinary shareholders	(892,792)	(2,432,641)	(204,312)	(27,991)

Net loss	(137,169)	(369,542)	(199,334)	(27,309)
Other comprehensive (loss)/income
Foreign currency translation, net of nil tax	(68,276)	4,905	2,628	360

Total comprehensive loss	(205,445)	(364,637)	(196,706)	(26,949)
Add: total comprehensive loss/(profit) attributable to redeemable non-controlling interests and non-controlling interests shareholders	12	(2,845)	(4,978)	(682)
Total comprehensive loss attributable to Uxin Limited	(205,433)	(367,482)	(201,684)	(27,631)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Net loss attributable to ordinary shareholders	(892,792)	(2,432,641)	(204,312)	(27,991)

Weighted average shares outstanding – basic	1,344,536,565	2,185,363,635	56,744,742,647	56,744,742,647
Weighted average shares outstanding – diluted	1,344,536,565	2,185,363,635	56,744,742,647	56,744,742,647

Net loss per share for ordinary shareholders, basic	(0.66)	(1.11)	(0.00)	(0.00)

Net loss per share for ordinary shareholders, diluted	(0.66)	(1.11)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Accumulated other		Total Uxin Limited	Non-	Total
	Number of shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	shareholders’ deficit	controlling interests	shareholders’ deficit

		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2022	1,186,854,720	782	14,254,109	288,461	(16,053,272)	(1,509,920)	(163)	(1,510,083)
Foreign currency translation adjustments	-	-	-	(68,276)	-	(68,276)	-	(68,276)
Net loss	-	-	-	-	(137,157)	(137,157)	(12)	(137,169)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 15)	-	-	755,635	-	(755,635)	-	-	-
Issuance of ordinary shares due to exercise of the share options	3,777,520	2	41	-	-	43	-	43
Share-based compensation	-	-	47,313	-	-	47,313	-	47,313
Issuance of ordinary shares to 58.com Holdings Inc. and ClearVue Uxin Holdings, Ltd. (“ClearVue”) (Note 17)	220,194,175	22	394,705	-	-	394,727	-	394,727
Balance as of March 31, 2023	1,410,826,415	806	15,451,803	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Subscription receivable	Accumulated other		Total Uxin Limited	Non-	Total
	Number of shares	Amount	paid-in capital	from shareholders	comprehensive income	Accumulated deficit	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of March 31, 2023	1,410,826,415	806	15,451,803	-	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)
Foreign currency translation adjustments	-	-	-	-	4,905	-	4,905	-	4,905
Net loss	-	-	-	-	-	(369,486)	(369,486)	(56)	(369,542)
Net loss attributable to redeemable non-controlling interests	-	-	-	-	-	(2,901)	(2,901)	-	(2,901)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 15)	-	-	2,060,254	-	-	(2,060,254)	-	-	-
Conversion of senior convertible preferred shares into Class A ordinary shares	54,960,889,255	38,993	1,369,688	(107,879)	-	-	1,300,802	-	1,300,802
Issuance of ordinary shares due to exercise of the share options	9,765,729	7	(3)	-	-	-	4	-	4
Share-based compensation	-	-	47,095	-	-	-	47,095	-	47,095
Balance as of March 31, 2024	56,381,481,399	39,806	18,928,837	(107,879)	225,090	(19,378,705)	(292,851)	(231)	(293,082)
Foreign currency translation adjustments	-	-	-	(2,425)	2,628	-	203	-	203
Net loss	-	-	-	-	-	(199,326)	(199,326)	(8)	(199,334)
Net loss attributable to redeemable non-controlling interests	-	-	-	-	-	(4,986)	(4,986)	-	(4,986)
Issuance of ordinary shares due to exercise of the share options	14,181,600	10	(7)	-	-	-	3	-	3
Proceeds from the issuance of senior convertible preferred shares in prior year (Note 15)	-	-	-	49,837	-	-	49,837	-	49,837
Reimbursement of ADS conversion fee to shareholders	-	-	(5,809)	-	-	-	(5,809)	-	(5,809)
Share-based compensation	-	-	84,927	-	-	-	84,927	-	84,927
Balance as of December 31, 2024	56,395,662,999	39,816	19,007,948	(60,467)	227,718	(19,583,017)	(368,002)	(239)	(368,241)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows used in operating activities:
Net loss	(137,169)	(369,542)	(199,334)	(27,309)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	47,313	75,806	84,927	11,635
Depreciation and amortization of property, equipment and software	13,355	12,264	8,248	1,130
Amortization of right-of-use assets	17,489	28,557	34,360	4,707
Loss from disposal of property, equipment and software	670	512	417	57
Equity in loss/(income) of affiliates	44	5,951	(2,429)	(333)
Gains from disposal of subsidiaries, net	-	-	(6,626)	(908)
Impairment loss for equity investments accounted for using measurement alternative (Note 7)	-	3,461	-	-
Inventory valuation adjustments	(12,003)	9,310	9,950	1,363
Provision for/(reversal of) credit losses	13,844	(2,631)	(285)	(39)
Guarantee income	(46)	-	-	-
Discounting impact of non-current consideration payables	8,486	3,761	833	114
Fair value impact of the issuance of senior convertible preferred shares (Note 15)	(242,733)	11,776	-	-
Gains from waiver of operating payables (Note 11)	(70,500)	(10,604)	(9,703)	(1,329)
Losses/(gains) from extinguishment of debt	2,778	-	(35,222)	(4,825)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	28,268	(15,312)	(10,111)	(1,385)
Loans recognized as a result of payments under guarantees	14,330	2,342	285	39
Inventory	327,083	(11,622)	(105,838)	(14,500)
Payables, accruals and other current liabilities net of discounting impact	(204,786)	33,030	46,724	6,400
Deferred revenue	(4,140)	495	12,324	1,688
Consideration payable to WeBank, net of discounting impact	(53,423)	(40,000)	(22,500)	(3,082)

Net cash used in operating activities	(251,140)	(262,446)	(193,980)	(26,577)

Cash flows used in investing activities:
Proceeds from disposal of property, equipment and software	494	1,354	336	46
Purchase of property, equipment and software	(33,196)	(12,693)	(5,163)	(707)
Proceeds from disposal of an equity investments accounted for using the equity method	-	-	2,429	333
Proceeds from disposal of subsidiaries	670	-	-	-

Net cash used in investing activities	(32,032)	(11,339)	(2,398)	(328)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows from financing activities:
Proceeds from borrowings	313,000	78,181	165,211	22,634
Repayment of borrowings	(234,050)	(20,000)	(14,433)	(1,977)
Payments to shareholders for the reimbursement of ADS conversion fee	-	-	(2,308)	(316)
Repayment of long-term debt	(51,882)	-	-	-
Proceeds from exercise of share options	42	4	3	-
Proceeds from the issuance of senior convertible preferred shares	212,875	147,116	49,837	6,828

Net cash generated from financing activities	239,985	205,301	198,310	27,169

Effect of exchange rate changes on cash, cash equivalents and restricted cash	221	(914)	14	2

Net (decrease)/increase in cash, cash equivalents and restricted cash	(42,966)	(69,398)	1,946	266

Cash, cash equivalents and restricted cash at beginning of the period	136,297	93,331	23,933	3,279
Cash, cash equivalents and restricted cash at end of the period	93,331	23,933	25,879	3,545

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2024 AND THE NINE MONTHS ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB	US$
				(Note 2.6)

Supplemental disclosure of cash flow information
- Cash paid for income tax	222	288	52	7
- Cash paid for interest (Note 8)	58,945	2,586	6,584	902

Supplemental schedule of non-cash investing and financing activities
-Settlement of finance lease liabilities with the issuance of redeemable non-controlling interests (Note 16)	-	147,090	-	-
- Conversion of long-term debt into Class A ordinary shares	511,318	-	-	-
-Net settlement of long-term debt with subscription receivable from preferred shareholders (Note 15)	-	417,223	-	-
- Net settlement of long-term debt and advisory expense with long-term investment (Note 8)	-	-	271,200	37,154

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”), its subsidiaries. The Company, its subsidiaries are collectively referred to as the “Group”.

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

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity

The Company has incurred net losses since inception. For the nine months ended December 31, 2024, the Company incurred net loss of RMB199.3 million and had operating cash outflow of RMB194.0 million. As of December 31, 2024, the Company had an accumulated deficit in the amount of RMB19.6 billion, its current liabilities exceeded its current assets by approximately RMB422.6 million, the Company’s cash balance was RMB25.1 million. These adverse conditions and events raise substantial doubt about the Company’s ability to continue as a going concern, before consideration of management’s plan.

Therefore, the Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events. A summary of management’s plan includes:

●	As of the date of the issuance of the consolidated financial statements, the Company was entitled to a consideration receivable of US$9.4 million due from NIO Capital for the issuance of its senior convertible preferred shares, which had been converted into ordinary shares in March 2024. Based on the arrangement with NIO Capital, management expects to receive the outstanding consideration no later than June 30, 2025.

●	On March 4, 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (the “Investor”), an investment vehicle of NIO Capital, pursuant to which the Investor agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company for a total consideration of US$27.8 million. As of the date of the issuance of the consolidated financial statements, the Company has received US$19.0 million and issued 3,911,092,516 Class A Ordinary Shares of the Company to the Investor and entities designated by the Investor. Based on the arrangement with NIO Capital, management expects to complete the closing of the remaining subscription at the consideration of US$ 8.8 million no later than June 30, 2025.

●	In April 2025, the Company consummated the issuance of ordinary shares to Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”)) with the total consideration of USD equivalent of RMB53.4 million (Note 8).

●	As of December 31, 2024, the Company had outstanding borrowings of RMB126.3 million under the inventory-pledged financing facility agreements with certain reputable banks and financial institutions in the PRC, and unused facilities of RMB253.7 million. These facility agreements will mature within one year since the date of the issuance of the consolidated financial statements. Management plans to obtain renewals of such facilities when they become mature.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), which is also the lessor of the Company’s used car retail superstore (the “Superstore”) operated by Uxin Hefei, HCI is obligated to reinvest in Uxin Hefei after Uxin Hefei makes the annual lease payments over a 10-year lease period. In October 2023 and April 2025 respectively, Uxin Hefei and HCI mutually agreed that the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million were converted into the investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by HCI (Note 16). The third-year rental will become due in September 2025 and management plans to further agree with HCI to convert the third-year rental instalments into HCI’s investment.

●	In 2024, the Company entered into two equity investment agreements with the non-controlling shareholders of two subsidiaries of the Company established in Zhengzhou and Wuhan for the future operations of its superstores in Zhengzhou and Wuhan. Pursuant to these agreements, management plans to receive capital contributions of RMB50 million and RMB33.3 million committed by the two non-controlling shareholders following the Company’s capital contributions of RMB120.0 million and RMB66.7 million to these two subsidiaries, respectively, within one year since the date of the issuance of the consolidated financial statements. As of the date of the issuance of the consolidated financial statements, the Company has made contributions of RMB14.0 million to the subsidiary in Wuhan and received RMB14.0 million from its non-controlling shareholder.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

●	With funds from the above equity and debt financings, management plans to grow the Company’s vehicle sales revenue by increasing the sales volume, improve the Company’s gross profit margin by increasing the value-added services offered to its customers, and maintain vehicle turnover rate by managing reasonable vehicle prices. Management’s plan also contemplates that, in view of the uncertainties surrounding the implementation of the above equity and debt financings plans, management will, if and when necessary, make adjustments to the Company’s operation scale by adjusting vehicle purchase volume based on its liquidity position, and also to optimize the Company’s cost structure to reduce the expenses such as labour costs, advertising expenses and certain administrative expenses according to the Company’s operation scale.

Management has concluded that it is probable to effectively implement the above plan, and has prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements after considering the effective implementation of management’s plan. Management concluded that as result of its evaluation, management’s plan has alleviated the substantial doubt of the Company’s ability to continue as a going concern, and the Company’s current cash and cash equivalents, funds from the planned equity and debt financings and the cash flows from operations are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date these consolidated financial statements are issued. The Company’s consolidated financial statements have been prepared on a going concern basis.

2. PRINCIPAL ACCOUNTING POLICIES

2.1 Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

On November 22, 2024, the Company declared a change in the fiscal year end from March 31 to December 31. As a result, the Company is presenting a nine-month period ended December 31, 2024 on this Form 20-F to account for the transition period from April 1, 2024 to December 31, 2024. Due to this change, comparisons of the Company’s results between the nine-month period ended December 31, 2024 and the prior full years are impacted by the three-month difference.

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.2 Basis of consolidation

The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries.

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

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to the fair value of a down round feature triggered for senior convertible preferred shares, the fair value of warrant liabilities and forward contracts, share-based compensation arrangements, fair value of the long-term investment, provision for credit losses for loans recognized as a result of payments under guarantees, trade receivables and other receivables, impairment of long-lived assets, the useful lives of property, equipment and software, discount rate applied in lease accounting, inventory provision, valuation allowances for deferred tax assets and management assumptions used in going concern assessment. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ from those estimates.

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

Financial instruments of the Company primarily are comprised of cash and cash equivalents, accounts receivable, current portion of long-term debt and borrowing, accounts payable, and warrant liabilities. Except for warrant liabilities which are measured at fair value as of March 31, 2024, the carrying values approximated the fair values of these instruments because of their generally short maturities as of March 31, 2024 and December 31, 2024. The warrant liabilities were recorded at the fair value at the inception date and classified as a Level 3 measurement.

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

2.6 Convenience translation

Translations of Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the nine months ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993 on December 31, 2024 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

2.8 Restricted cash

As of March 31, 2024 and December 31, 2024, restricted cash primarily represents cash reserved in relation to certain litigations.

2.9 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB110.5 million and RMB207.4 million as of March 31, 2024 and December 31, 2024, respectively. Total amount of inventory write-downs recorded for used vehicles were RMB30.2 million, RMB9.3 million and RMB10.0 million for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, respectively.

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

The Company also holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. Impairment provision recognized was nil,RMB3.5 million and nil for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.12 Impairment of long-lived assets

Long-lived assets including property, equipment, financing and operating lease right-of-use assets and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the fiscal years ended March 31, 2023, 2024 and nine months ended December 31, 2024.

2.13 Revenue recognition

The Group adopted ASC Topic 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. To achieve that core principle, the Group applies five steps defined under Topic 606. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate units of accounting. The Company considered appropriate methods to allocate the transaction price to each performance obligations, based on the relative standalone selling prices of the services provided. In estimating the standalone selling price for the services that are not directly observable, the Company considered the suitable methods included in ASC 606-10-21-34, and determined the adjusted market assessment approach is the most appropriate method. When estimating the relative standalone selling prices, the Group considers standalone selling prices of similar services. Revenue is recognized upon transfer of control of these promised goods or services to a customer.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.14 Value-added-tax (“VAT”) and surcharges

The Company’s subsidiaries are subject to value-added tax and related surcharges on the revenues earned for services provided in the PRC. The applicable value-added-tax rate for general VAT payers is set out in the following table.

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

Advertising costs are expensed as incurred. For those advertisements that are extended over a period of time, the advertising costs are recognised ratably over the beneficial period. The total amounts charged to the Consolidated Statements of Comprehensive Loss amounted to approximately RMB46.9 million, RMB20.8 million and RMB15.8 million for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, respectively.

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

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrants and settlement of forward contracts (Note 15). Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value and is not adjusted if the market condition is not met, so long as the requisite service is provided.

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

2.25 Accounting of the forward contract

The Company evaluates forward contracts over its own equity to determine the appropriate classification as assets, liabilities, or equity. Forward contracts that are considered indexed to the Company’s own stock and meet the requirements for equity classification are classified as equity with no subsequent remeasurement. Forward contracts that are not considered indexed to the Company’s own stock are classified as assets or liabilities and initially recognized at fair value on the Consolidated Balance Sheets, and subsequently remeasured at fair value each reporting period, with changes in fair value recognized in the Consolidated Statements of Comprehensive Loss.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.25 Recent accounting pronouncements

Recently adopted accounting pronouncements:

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This standard updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance on an interim and annual basis. This update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the nine months ended December 31, 2024, on a retrospective basis which resulted in updated segment disclosures (Note 19).

Recently issued accounting pronouncements not yet adopted

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

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

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

	March 31, 2024	December 31, 2024
	RMB	RMB

Loans recognized as a result of payments under guarantees	7,995	7,710
Less: provision for credit losses	(7,995)	(7,710)
	-	-

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	March 31, 2024	December 31, 2024
	RMB	RMB

Over 12 months	7,995	7,710
	7,995	7,710

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

The balance of loans recognized as a result of payments under guarantees by grade of monitored credit risk quality indicator as of March 31, 2024 and December 31, 2024 were listed as below:

	March 31, 2024	December 31, 2024
	RMB	RMB

Normal	-	-
Attention	-	-
Secondary	7,995	7,710
	7,995	7,710

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES (CONTINUED)

The movement of provision for credit losses for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024 was as follows:

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Beginning balance of the period	(324,371)	(10,337)	(7,995)
(Provision for)/reversal of credit losses	(1,770)	1,719	285
Write-offs	308,847	-	-
Payments from the borrowers or other recoveries	6,957	623	-
Ending balance of the period	(10,337)	(7,995)	(7,710)

The following table explains the changes in the provision of credit losses by grade of monitored credit risk quality indicator as of March 31, 2023 and 2024 and December 31, 2024:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB

Balance at March 31, 2022	(1,805)	(74,783)	(247,783)	(324,371)
(Provision for)/reversal of credit losses	(8,126)	(4,844)	11,200	(1,770)
Write-offs	3,341	74,519	230,987	308,847
Payments from the borrowers or other recoveries	-	297	6,660	6,957
Transfer from Normal to Secondary	6,590	-	(6,590)	-
Transfer from Attention to Secondary	-	4,811	(4,811)	-
Balance at March 31, 2023	-	-	(10,337)	(10,337)
Reversal of credit losses	-	-	1,719	1,719
Payments from the borrowers or other recoveries	-	-	623	623
Balance at March 31, 2024	-	-	(7,995)	(7,995)
Reversal of credit losses			285	285
Balance at December 31, 2024	-	-	(7,710)	(7,710)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

4. OTHER RECEIVABLES, NET

	March 31, 2024	December 31, 2024
	RMB	RMB

Rental and other deposits	25,681	24,228
Staff advance	15,138	11,883
	40,819	36,111
Less: provision for credit losses	(22,739)	(21,113)
	18,080	14,998

The movement of the provision for credit loss for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024 was as follows:

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Beginning balance of the period	(30,251)	(26,541)	(22,739)
Additions	(12,400)	-	-
Write-offs	16,110	3,802	1,626
Ending balance of the period	(26,541)	(22,739)	(21,113)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2024	December 31, 2024
	RMB	RMB

VAT-input deductible	67,452	79,151
Prepaid marketing expense	2,290	2,716
Prepaid consulting and professional service fees	1,300	2,741
Prepaid insurance cost	479	298
Prepaid rental expense	51	109
Others	215	1,962
	71,787	86,977

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	March 31,	December 31,
	2024	2024
	RMB	RMB

Cost
Leasehold improvement	212,123	37,038
Electronic equipment	49,036	16,379
Software	26,953	18,213
Furniture	15,643	14,868
Machine	11,081	16,805
Vehicles and motors	6,621	6,656
Construction in progress	778	98
Total property, equipment and software	322,235	110,057

Less: accumulated depreciation and amortization
Leasehold improvement	(175,667)	(3,837)
Electronic equipment	(45,327)	(13,052)
Software	(22,974)	(16,891)
Furniture	(1,083)	(873)
Machine	(477)	(1,211)
Vehicles and motors	(2,464)	(2,773)
Total accumulated depreciation and amortization	(247,992)	(38,637)

Net book value	74,243	71,420

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expense are approximately RMB13.4 million, RMB12.3 million and RMB8.2 million for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	March 31,	December 31,
	2024	2024
	RMB	RMB

Equity investments accounted for using the measurement alternative
Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”)	279,300	-

Total long-term investments	279,300	-

Investment in Jincheng

Investment in Jincheng represents an investment of 19% ordinary equity interest in a professional consumer financial service company. As the Group could not execute significant influence over Jincheng, the Group accounted for the investment using the alternative method measurement, and no m easurement events were identified during the fiscal year ended March 31, 2023. In July 2022 and June 2023, the Group received cash dividends from Jincheng amounting to RMB10.4 million and RMB12.0 million.

In November 2022, the Group entered into a definitive agreement with a third-party, pursuant to which the equity interest of Jincheng with carrying amount of RMB282.8 million was pledged to obtain a loan with RMB292.0 million principal bearing 5% annum interest rate, and due in December 2024 (Note 8).

In January 2024, the Group entered into an equity transfer agreement with a third party for the disposal of the investment at a cash consideration of RMB271.3 million. The transaction will be terminated if the sale of investment is not approved by the government. Given the uncertainty of the approval, the Company did not derecognize the investment as of March 31, 2024 until the approval and the sale of investment was subsequently completed in April 2024. As the cash consideration of RMB271.3 million received and cash dividend of RMB8.0 million expected to be received in July 2024 is lower than the carrying value of the investment of RMB282.8 million as of March 31, 2024, the Group recognized the impairment provision of approximately RMB3.5 million against the carrying value of the investment, and the impairment was recorded in “other expenses” in the Group’s Consolidated Statements of Comprehensive Loss for the fiscal year ended March 31, 2024. As of the settlement date in April 2024, the Group derecognized the investment with a carrying value of RMB279.3 million with no gains/losses from the disposal recognized, and the proceeds from such disposal were used to repay the long-term loan (Note 8) that this investment was pledged to.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS

The following table presents short-term and long-term borrowings as of March 31, 2024 and December 31, 2024.

Funding Partners	Terms	Rate	March 31, 2024	December 31, 2024
			RMB	RMB
Short-term borrowing from related party (Note 13)	within 12 months	6%	7,000	1,000
Short-term borrowing from third parties	within 12 months	4%-10%	71,181	174,616
			78,181	175,616

Current portion of long-term borrowings	2 years, due in December 2024	5%	291,950	-
Long-term borrowings from related party	18 months, due in March 2026	5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full	-	53,913

Short-term borrowings from third parties outstanding as of December 31, 2024 comprised of: a) the loans of RMB126.3 million drawn down under the Group’s inventory-pledged financing facilities, b) other short-term borrowings from third parties.

The Group entered into inventory-pledged financing facilities with several reputable banks and financial institutions to finance its procurement of vehicle inventory, which was pledged by the Group’s vehicle inventory. Under the inventory-pledged financing facilities, repayment of amounts drawn for the purchase of a vehicle should generally be made within several days after selling or otherwise disposing of the vehicle or in 90 days if the vehicle is not sold or disposed. The inventory-pledged financing facilities require monthly interest payments with an annual interest rate of 4% - 9%. As of December 31, 2024, the Company had borrowings of RMB126.3 million outstanding under the inventory-pledged financing facilities, and the unused facilities as of December 31, 2024 amounted to RMB253.7 million. The total carrying value of the inventories pledged for these borrowings is amounting to RMB175.7 million.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. BORROWINGS (CONTINUED)

Current portion of long-term borrowings outstanding as of March 31, 2024 was pledged with the equity interest the Group holds in an investment (Note 7). The long-term borrowing will be due in December 2024. In December 2023, the Group entered into a supplementary agreement with the borrower, mutually agreed that if the Group successfully disposes the investment pledged and pays the borrower cash proceeds of RMB240.0 million, the remaining principal and interests will be waived. In conjunction with the sale of investment transaction, the Group also entered into a financial advisory agreement with a third party financial advisor and a supplement agreement in which the Group will incur the advisory expense of RMB36.9 million upon the successful completion of the sale of investment. However, if the sale of investment transaction fails, the Group is still obligated to repay all the principal and interests under the original borrowing agreement. Given the uncertainty of the sale of investment, the Group did not account for the extinguishment of the borrowing as a result of a troubled debt restructuring until the completion of the sale of investment and settlement of the borrowing in April 2024. For the nine months ended December 31, 2024, the Group recognized the net gain from extinguishment of debt amounting to RMB35.2 million, which is the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the advisory expense of RMB36.9 million as the direct cost incurred to complete the extinguishment.

Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing. In substance, the Company issued a forward contract to Lightwind, as Lightwind is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB44.7 million with no subsequent remeasurement.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Subsequently, in March and April 2025, Uxin Anhui repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

The weighted average interest rate for all outstanding borrowings was approximately 6.5% and 6.0% as of March 31, 2024 and December 31, 2024 respectively, and the weighted average interest rate for short-term outstanding borrowings was approximately 6.5% and 6.2% as of March 31, 2024 and December 31, 2024 respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

9. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	March 31, 2024	December 31, 2024
	RMB	RMB

Consideration payable to WeBank, current (Note 10)	78,207	29,302
Tax payables	65,506	72,991
Accrued service fee for IT and other professional support	61,518	54,224
Deposits	34,925	30,155
Accrued advertising expenses	29,739	23,708
Accrued service fee for transaction support	25,580	26,940
Accrued salaries and benefits	21,872	16,991
Interest payable	19,460	1,204
Deferred revenue	14,404	26,728
Others	19,591	24,148
	370,802	306,391

10. CONSIDERATION PAYABLE TO WEBANK

	March 31, 2024	December 31, 2024
	RMB	RMB

Consideration payable to WeBank in total (i)	78,207	56,539
Less: current portion (recorded in “other payables and other current liabilities” (Note 9)	(78,207)	(29,302)
	-	27,237

(i)	In 2020, the Group entered into agreements with WeBank in order to settle the Group’s remaining guarantee liabilities with regards to its historically-facilitated loans. Pursuant to the agreements, the Company will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as a guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the 2020 July Agreement, the Group was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Group made the instalments based on the agreed-upon schedule in agreements.

Subsequently on June 21, 2021, the Company entered into a supplemental agreement with WeBank and under this supplemental agreement a total of RMB48.0 million instalment payments was waived immediately upon the effectiveness of this supplemental agreement. The effectiveness of this supplemental agreement was conditioned on the closing of the first tranche of financing with NIO Capital and Joy Capital. The first tranche of financing closed on July 12, 2021 and therefore this supplemental agreement became effective on July 12, 2021, and related waived payment, total amount of RMB73.7 million, was recorded in “other operating income” for the fiscal year ended March 31, 2022.

On June 28, 2023, the Company entered into another supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on June 30, 2023. Under the new terms, the repayment was divided into monthly instalments of to RMB5.0 million each month from June 2023 to November 2023, and the Company had made each repayment on schedule.

On December 31, 2023, the Company entered into another supplemental agreement with WeBank to extend the repayment of RMB30.0 million due on December 31, 2023. Under the new terms, the repayment was divided into monthly instalments of RMB2.5 million for each month from December 2023 to November 2024, and the Company has made each repayment on schedule.

On June 21, 2024, the Company entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of the last two instalments of RMB30.0 million each due on June 30, 2024 and December 31, 2024 respectively to the monthly repayments of RMB2.5 million for each month from December 2024 to November 2026. As a result of this modification, the Group classified the payables to WeBank amounting to RMB27.2 million repayable after twelve months from December 31, 2024 as “Consideration payable to WeBank” in non-current liabilities.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. OTHER OPERATING INCOME, NET

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Gains from waiver of operating payables (i)	70,500	10,604	9,703
Government grant (ii)	5,252	6,135	21,511
Guarantee income	46	-	-
Others	(5,808)	1,262	463
	69,990	18,001	31,677

(i)	The Company entered into supplemental agreements with several suppliers in May and June 2021, pursuant to which the Company would be exempted, conditionally, from the repayment of other payables of approximately RMB120.4 million. Payment conditions were met during fiscal year ended 2023 resulting in an incremental RMB56.1 million in payables waived pursuant to the operative supplier agreements. The waiver of this additional payables balance resulted in a gain recorded in the same fiscal year. In addition, the Company continued to negotiate with other suppliers to settle long-aged payables, resulting in additional wavier gains of RMB14.4 million, RMB10.6 million and RMB9.7 million recorded for the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024, respectively.

(ii)	During the nine months ended December 31, 2024, the Company received several cash-based government subsidies which are primarily intended to support the business operations in the Hefei and Xi’an superstore. All conditions associated with these subsidies have been satisfied, and the cash received does not need to be refunded under any circumstances. The Company recorded these subsidies under “Other operating income, net” in the Consolidated Statements of Comprehensive Loss.

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

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei (Note 16).

In January 2024 and September 2024, the total lease payments were modified respectively, and the lease liability was remeasured based on the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. Right-of-us assets and lease liabilities are adjusted down by RMB216.1 million and adjusted up by RMB28.2 million upon the modifications in January 2024 and September 2024, respectively.

In April 2025, Uxin Hefei and HCI mutually agreed that HCI will convert its second-year rental of RMB127.7 million into an investment for the subscription of 8.40% equity interests in Uxin Hefei. According to this agreement signed with HCI, the subsequent settlement of the second-year rental did not constitute any breach or default of the contract as of December 31, 2024.

Supplemental Consolidated Balance Sheets information related to leases were as follows:

	March 31, 2024	December 31, 2024
	RMB	RMB

Operating leases

Right-of-use assets	168,418	194,388
Operating lease liabilities - current	12,310	14,563
Operating lease liabilities - non-current	154,846	180,920
Total operating lease liabilities	167,156	195,483

Finance leases

Right-of-use assets	1,339,537	1,346,728
Finance lease liabilities - current	51,160	183,852
Finance lease liabilities - non-current	1,191,246	1,141,118
Total finance lease liabilities	1,242,406	1,324,970

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. LEASES (CONTINUED)

The components of lease expense are as follows within the Consolidated Statements of Comprehensive Loss:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Operating lease expense:
Operating lease expense	17,490	20,115	19,058
Short-term lease expense	5,905	5,452	1,909
Total operating lease expenses	23,395	25,567	20,967
Finance lease expense:
Amortization expense	-	14,290	21,029
Interest expense	-	41,184	60,662
Total finance lease expenses	-	55,474	81,691
Total lease expenses	23,395	81,041	102,658

Other information related to leases where the Group is the lessee was as follows:

	March 31, 2024	December 31, 2024

Weighted average remaining lease term
Operating leases	8.75	8.00
Finance leases	9.50	8.75
Weighted average incremental borrowing rate
Operating leases	4.30%	4.30%
Finance leases	6.60%	6.58%

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

12. LEASES (CONTINUED)

Supplemental cash flow information related to leases were as follows:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Operating cash outflows from operating leases	10,231	18,011	16,701
Right-of-use assets obtained in exchange for operating lease liabilities	84,947	97,731	39,301
Right-of-use assets obtained in exchange for finance lease liabilities, after modification	-	1,353,827	28,220

Maturities of lease liabilities are as follows:

	December 31, 2024
	Finance lease	Operating lease
	RMB	RMB

Matured as of December 31, 2024	127,746	-
Fiscal year ended December 31, 2025	132,474	22,781
Fiscal year ended December 31, 2026	132,474	24,052
Fiscal year ended December 31, 2027	132,474	27,776
Fiscal year ended December 31, 2028	132,474	29,469
Fiscal year ended December 31, 2029	132,474	31,327
Thereafter	1,054,859	99,529
Total lease payments	1,844,975	234,934
Less: imputed interest	(520,005)	(39,451)
Total lease liabilities	1,324,970	195,483
Less: current portion	(183,852)	(14,563)
Non-current portion of lease liabilities	1,141,118	180,920

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of March 31, 2024 and December 31, 2024:

Name of related parties	Relationship with the Group

Joy Capital	Preferred shareholder before March 27, 2024 and non-controlling shareholder since March 27, 2024
NIO Capital	Preferred shareholder before March 27, 2024 and Principal Shareholder since March 27, 2024
Pintu Beijing	Significantly influenced by Principal Shareholder
Lightwind Global Limited (“Lightwind”)	Significantly influenced by Principal Shareholder
Xin Gao Group Limited	Non-controlling shareholder, controlled by Mr. Kun Dai, chairman and chief executive officer of the Company
Mr. Kun Dai (i)	Chairman and chief executive officer of the Company

(i)	On February 22, 2024, the Company entered into a one-year loan agreement with Mr. Kun Dai, pursuant to which the Company borrowed RMB7.0 million from Mr. Kun Dai at an annual interest rate of 6%. As of December 31, 2024, the remaining balance of the loan is RMB1.0 million, and it is recorded as “Short-term borrowing from related party” in the Consolidated Balance Sheets.

Except for the loan mentioned above, the loans obtained from Pintu Beijing (Note 8), the senior convertible preferred shares, warrants and forward contracts issued to NIO Capital, Joy Capital and Xin Gao (Note 15) and the forward contract issued to Lightwind (Note 8), there were no material related party transactions for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024 and balances as of March 31, 2024 and December 31, 2024.

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

The Group’s other PRC subsidiaries are subject to the statutory income tax rate of 25%.

As of December 31, 2024, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. INCOME TAX EXPENSE (CONTINUED)

Composition of income tax expense

The current and deferred portions of income tax expense included in the Consolidated Statements of Comprehensive Loss during the fiscal years ended March 31, 2023 and 2024 and the nine months ended December 31, 2024 were as follows:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Current income tax expense	(366)	(311)	(39)
Deferred income tax expense	-	-	-
Total income tax expense	(366)	(311)	(39)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The following table sets forth a reconciliation between the statutory PRC EIT rate of 25% and the effective tax rate:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024

Statutory income tax rate 25.0% (i)	25.0%	25.0%	25.0%
Permanent differences	(3.3)%	(1.1)%	(1.1)%
Effect of different tax rate (ii)	36.7%	(5.5)%	23.2%
Change of valuation allowance	(58.1)%	(18.3)%	(47.1)%
Effective tax rate	0.3%	0.1%	0.0%

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

(ii)	The effect of different tax rate is attributed to varying rates in other jurisdictions where the Group is established, such as the Cayman Islands or Hong Kong, and the preferential tax rate certain entities in the Group enjoys.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	March 31, 2024	December 31, 2024
	RMB	RMB

Deferred tax assets
Net operating loss carry forwards	1,512,929	1,328,662
Deductible advertising expense	444,484	93,960
Leases	193,523	195,166
Provision for credit losses	10,762	9,298
Impairment loss for equity investments accounted for using measurement alternative	865	-
Less: valuation allowance	(1,977,402)	(1,424,137)
Net deferred tax assets	185,161	202,949

	March 31, 2024	December 31, 2024
	RMB	RMB

Deferred tax liabilities
Leases	(185,161)	(202,949)
Total deferred tax liabilities, net	(185,161)	(202,949)

Movement of valuation allowance

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Balance at beginning of the period	(2,096,090)	(2,187,715)	(1,977,402)
Changes of valuation allowance	(91,625)	210,313	553,265
Balance at end of the period	(2,187,715)	(1,977,402)	(1,424,137)

As of December 31, 2024, the Group had net operating loss carry forwards of approximately RMB5,212.9 million which arose from the subsidiaries established in the PRC. For all subsidiaries in China, the loss carry forwards will expire from 2025 to 2029.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these its net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of March 31, 2024 and December 31, 2024.

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

2022 Subscription Agreement

In June 2022, the Company entered into another definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. Subsequently on April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received. In May, June and July 2024, the subscription receivables amounting to US$7.0 million (equivalent to RMB49.8 million) were received, and the remaining subscription receivable of US$9.4 million (equivalent to RMB60.5 million) was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of December 31, 2024 after the conversion of all the preferred shares into Class A ordinary shares in March 2024.

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

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2024.

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

The Company’s senior convertible preferred shares activities for the fiscal years ended March 31, 2023 and 2024 are summarized below (except the fair value impact of the down round feature which solely affected the classification of permanent equity):

The movements of mezzanine equity related to senior convertible preferred shares during the fiscal year ended March 31, 2023 and 2024 were as follows:

Preferred shares
RMB

Beginning balance as of March 31, 2023	695,647
Issuance of senior convertible preferred shares	163,072
Settlement of subscription receivable from preferred shareholders	442,195
Conversion to Class A ordinary shares	(1,300,914)
Ending balance as of March 31, 2024 and December 31, 2024	-

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The roll forward of Level 3 financial instruments, including both warrant liabilities and forward contracts, during the fiscal year ended March 31, 2023, 2024 and the nine months ended December 31, 2024 was as follows:

Warrant liabilities
RMB

Fair value of Level 3 financial instruments as of March 31, 2023	8
The change in fair value of financial instruments	11,776
Settlement of warrants	(12,617)
Foreign currency translation	833
Fair value of Level 3 financial instruments as of March 31, 2024 and December 31, 2024	-

The composition of the fair value impact of the issuance of senior convertible preferred shares during the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024 was as follows:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Fair value impact of the warrants	204,687	(11,776)	-
Fair value impact of the forward contracts	38,046	-	-
	242,733	(11,776)	-

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

For the warrants, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

	For the fiscal year ended March 31,
	2023	2024

Risk-free interest rate	2.53%~4.74%	5.43%~5.55%
Expected volatility	45.91%~49.01%	37.35%~40.84%
Dividend yield	0%	0%
Expected term (in years)	0.28~1.03	0.25~0.28
Fair value of underlying senior convertible preferred share	US$0.07~US$0.20	US$0.05~US$0.06

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

For the fiscal year ended March 31,
2024

Risk-free interest rate	4.30%~4.72
Expected volatility	49.72%-53.69%
Dividend yield	0%
Expected term (in years)	3.5-3.9

16. REDEEMABLE NON-CONTROLLING INTERESTS

In addition to the lease agreement Uxin Hefei entered into with HCI as described in Note 12, Uxin Hefei also entered into an equity investment agreement with HCI. Pursuant to this agreement, HCI will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment made by Uxin Hefei over a 10-year period. While HCI committed to invest, details of each investment will be subject to future negotiation.

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei. As the details of the remaining investments will be subject to future negotiation, they were not accounted for as of March 31, 2024 and December 31, 2024.

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

The change in the carrying amount of redeemable non-controlling interests for the fiscal year ended March 31,2024 and the nine months ended December 31, 2024 was as follows:

Redeemable non-controlling interests

Beginning balance at April 1, 2023	-
Issuance of redeemable non-controlling interests	147,090
Accretion to redemption value of redeemable non-controlling interests	2,901
Ending balance at March 31, 2024	149,991
Accretion to redemption value of redeemable non-controlling interests	4,986
Ending balance at December 31, 2024	154,977

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. ORDINARY SHARES

As of March 31, 2024 and December 31, 2024, 190,100,000,000 and 190,100,000,000 ordinary shares had been authorized, respectively. A total of 56,395,662,999 ordinary shares, par value US$0.0001 per share, consists of 56,354,853,138 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2024. A total of 56,381,481,399 ordinary shares, par value US$0.0001 per share, consists of 56,340,671,538 Class A ordinary shares and 40,809,861 Class B ordinary shares, had been issued and outstanding as of March 31, 2024. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

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

On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from one of the preferred shareholders before conversion reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$7.0 million were subsequently received in May, June and July 2024, and the remaining subscription receivables amounting to US$9.4 million were mutually agreed to be received from NIO Capital no later than June 30, 2025.

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

The following table sets forth the share option activities for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of March 31, 2022	18,513,407	0.75	6.01	2,405.17	1.23

Granted	10,429,567	*	-	-	0.13
Forfeited	(1,353,071)	0.81	-	-	0.33
Exercised	(933,285)	0.01	-	-	0.34

Outstanding as of March 31, 2023	26,656,618	0.48	6.83	9,585.96	0.88

Granted	22,064,611	*	-	-	0.04
Forfeited	(4,522,500)	0.86	-	-	1.81
Exercised	(6,880,590)	*	-	-	0.11

Outstanding as of March 31, 2024	37,318,139	0.24	7.67	8,898.37	0.44

Granted	10,544,400	*	-	-	0.01
Forfeited	(2,078,339)	0.90	-	-	1.68
Exercised	(14,181,600)	*	-	-	0.04

Outstanding as of December 31, 2024	31,602,600	0.21	3.60	14,336.67	0.38
Vested and expected to vest as of December 31, 2024	31,602,600	0.21	3.60	14,336.67	0.38
Exercisable as of December 31, 2024	31,602,600	0.21	3.60	14,336.67	0.38

*	Less than 0.01

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

18. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share options (continued)

As the granted option exercise prices were equal or close to nominal prices during the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, their fair values approximated the fair values of the Class A ordinary share on the grant day.

(b) Restricted shares

The following table sets forth the restricted share activity for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of March 31, 2022	-	-

Granted	2,844,235	0.13
Vested	(2,844,235)	0.13

Unvested as of March 31, 2023	-	-

Granted	2,871,270	0.05
Vested	(2,871,270)	0.05

Unvested as of March 31, 2024 and December 31, 2024	-	-

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

In October 2023 and August 2024, the Company modified the market conditions under the Performance Awards, resulting into an incremental fair value of RMB60.4 million and RMB73.7 million, respectively. The Company will recognize compensation cost equal to the unrecognized grant-date fair value of the original award plus the incremental fair value arising from the modification over the remaining requisite service period unless the respective market condition was actually met.

In October 2024, the market condition of the first tranche was satisfied, which is earlier than the initial estimation, and all remaining unrecognized fair value of the award relating to the first tranche was recognized immediately when the respective market condition was actually met. As of December 31, 2024, the shares relating to the first tranche of the Performance Awards had not yet been issued (“Unissued shares relating to the Performance Awards”).

For the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, RMB33.0 million, RMB39.2 million and RMB84.3 million related to Performance Awards was recorded in general and administrative expenses. As of December 31, 2024, total amount of unrecognized expense related to the Performance Awards was RMB76.4 million.

(d) Share-based compensation to Mr. Kun Dai

Please refer to Note 15 for the details of share-based compensation to Mr. Kun Dai.

(e) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expense included in each of the relevant financial statement line items:

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

General and administrative expenses	44,088	72,942	84,663
Research and development expenses	1,709	1,420	128
Sales and marketing expenses	1,516	1,444	136
Total	47,313	75,806	84,927

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

The accounting policies of the single segment are the same as described in the significant accounting policies. The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the Consolidated Statements of Comprehensive Loss as consolidated net loss.

The CODM reviews revenues and expenses at the consolidated level as disclosed in the Group’s Consolidated Statements of Comprehensive Loss and uses net loss to evaluate return on assets and to monitor budget versus actual results and in competitive analysis by benchmarking to the Group’s competitors.

The Group primarily generates its revenues in China, and assets of the Company are also primarily located in China Area. Accordingly, no geographical segments are presented.

20. FAIR VALUE MEASUREMENTS

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

The Company measured on a non-recurring basis for the fair values associated with the down round feature triggered for the senior convertible preferred shares issued pursuant to 2021 Subscription Agreement and 2022 Subscription Agreement. These valuations resulted in a deemed dividend of RMB755.6 million, RMB278.8 million and RMB1,781.5 million being distributed to the Company’s preferred shareholders as of July 27, 2022, August 17, 2023 and March 26, 2024 (Note 15), respectively.

The Company also measured on a non-recurring basis for the incremental fair value due to modifications of RSU with market condition in October 2023 and August 2024, and these valuations resulted in an incremental fair value of RMB60.4 million and RMB73.7 million (Note 18) for the fiscal year ended March 31, 2024 and the nine months ended December 31, 2024, respectively.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its warrant liabilities and forward contracts at fair value on a recurring basis. As the Company’s warrant liabilities and forward contracts are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contracts. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of Level 3 during the nine months ended December 31, 2024.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Basic net loss per share
Numerator:
Net loss attributable to Uxin Limited	(137,157)	(372,387)	(204,312)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(755,635)	(2,060,254)	-
Net loss attributable to ordinary shareholders	(892,792)	(2,432,641)	(204,312)

Denominator:
Number of ordinary shares outstanding at the beginning of the period	1,186,854,720	1,410,826,415	56,381,481,399
Weighted average number of ordinary shares issued	151,885,463	754,367,970	6,137,059
Weighted average number of vested penny options	5,796,382	20,169,250	29,241,834
Weighted average number of unissued shares relating to the Performance Awards (Note 18)	-	-	327,882,355
Weighted average number of ordinary shares outstanding - basic	1,344,536,565	2,185,363,635	56,744,742,647

Net loss per share attributable to ordinary shareholders, basic	(0.66)	(1.11)	(0.00)

Diluted net loss per share
Numerator:
Diluted net loss attributable to ordinary shareholders	(892,792)	(2,432,641)	(204,312)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

21. NET LOSS PER SHARE (CONTINUED)

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Denominator:
Weighted average number of ordinary shares outstanding – diluted	1,344,536,565	2,185,363,635	56,744,742,647

Net loss per share attributable to ordinary shareholders, diluted	(0.66)	(1.11)	(0.00)

As the Group incurred losses for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of unissued shares relating to the Performance Awards, senior convertible preferred shares, options granted and forward issued excluded from the calculation of diluted net loss per share of the Group of the respective periods were as follows:

	For the fiscal years ended March 31,		For the nine months ended December 31,
	2023	2024	2024

Unissued shares relating to the Performance Awards (Note 18)	-	-	594,838,632
Forward contract	-	-	216,847,736
Senior convertible preferred shares	912,262,870	1,288,858,108	-
Outstanding weighted average share options	11,114,657	13,605,459	9,937,549
Total	923,377,527	1,302,463,567	821,623,917

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

22. EMPLOYEE BENEFITS

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labour regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the government. The Group has no legal obligation for the benefits beyond the contribution made.

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to RMB31.7 million, RMB31.5 million and RMB17.4 million for the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, respectively.

23. CONCENTRATION OF CREDIT RISK

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

24. COMMITMENTS

As of December 31, 2024, the Group has no material commitments.

25. SUBSEQUENT EVENTS

Except for the mutual agreement entered into between Uxin Hefei and HCI (see Note 12) and the subsequent transactions with Pintu Beijing and Lightwind (See Note 8), in March 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (the “Investor”), an investment vehicle of NIO Capital, pursuant to which the Investor agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company for a total consideration of US$27.8 million. The closings of the subscription are subject to customary closing conditions. The parties entered into the definitive agreements following the Investor’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and the Company. As of the date of the issuance of the consolidated financial statements, the Company had received US$19.0 million from the Investor and issued 3,911,092,516 Class A Ordinary Shares of the Company to the Investor and entities designted by the Investor. The Company is still evaluating the accounting implication of this transaction.

26. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the fiscal years ended March 31, 2023, 2024 and the nine months ended December 31, 2024, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25% threshold being exceeded and a corresponding requirement to provide parent company financial information (see Note 27).

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of March 31, 2024 and December 31, 2024.

Balance sheets

	March 31, 2024	December 31, 2024
	RMB	RMB

ASSETS

Cash and cash equivalents	2,206	850
Amounts due from intra-Group entities	10,012,615	10,144,302
Other receivables	2,306	2,457
Prepaid expenses	316	89

Total assets	10,017,443	10,147,698

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Other payables and other current liabilities	11,922	29,942
Investment deficit in subsidiaries	10,205,332	10,391,493
Amounts due to intra-Group entities	93,040	94,265

Total liabilities	10,310,294	10,515,700

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Balance sheets (Continued)

	March 31, 2024	December 31, 2024
	RMB	RMB

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 190,100,000,000 and 190,100,000,000 shares authorized as of March 31, 2024 and December 31, 2024, respectively; 56,340,671,538 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of March 31, 2024; 56,354,853,138 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2024)	39,806	39,816
Additional paid-in capital	18,928,837	19,007,948
Subscription receivable from shareholders	(107,879)	(60,467)
Accumulated other comprehensive income	225,090	227,718
Accumulated deficit	(19,378,705)	(19,583,017)
Total shareholders’ deficit	(292,851)	(368,002)

Total liabilities and shareholders’ deficit	10,017,443	10,147,698

Statements of comprehensive loss

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Operation expense
Sales and marketing	-	-	-
Research and development	-	-	-
General and administrative	(64,254)	(73,236)	(89,099)
Provision for credits losses, net	(273)	-	-
Total operating expenses	(64,527)	(73,236)	(89,099)

Loss from operations	(64,527)	(73,236)	(89,099)

Share of loss of subsidiaries	(331,935)	(299,613)	(114,011)
Interest income/(expense), net	13	(546)	(1,806)
Other income, net	16,560	12,746	604
Foreign exchange (loss)/gain	(1)	38	-
Fair value impact of the issuance of senior convertible preferred shares	242,733	(11,776)	-
Net loss	(137,157)	(372,387)	(204,312)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(755,635)	(2,060,254)	-
Net loss attributable to ordinary shareholders	(892,792)	(2,432,641)	(204,312)

Net loss	(137,157)	(372,387)	(204,312)
Other comprehensive (loss)/income
Foreign currency translation	(68,276)	4,905	2,628
Total comprehensive loss	(205,433)	(367,482)	(201,684)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of cash flow

	For the fiscal year ended March 31,		For the nine months ended December 31,
	2023	2024	2024
	RMB	RMB	RMB

Net cash generated from/(used in) operating activities	187	(11,150)	(3,719)
Net cash used in investing activities	-	(204,327)	(69,612)
Net cash generated from financing activities	62,300	153,269	71,953
Effect of exchange rate changes on cash and cash equivalents	(842)	2,170	22
Net increase/(decrease) in cash and cash equivalents	61,645	(60,038)	(1,356)
Cash and cash equivalents at beginning of the period	599	62,244	2,206
Cash and cash equivalents at end of the period	62,244	2,206	850

28. CHANGE IN FISCAL YEAR END

During the nine months ended December 31, 2024, the Group changed its fiscal year end from March 31 to December 31.

The consolidated financial statements for the nine months ended December 31, 2024 is not comparable to that as of and for the fiscal years ended March 31, 2024 and 2023. For comparison purposes, the Group included the selected data from unaudited Consolidated Statements of Comprehensive Loss for the nine months ended December 31, 2023 as below:

	For the nine months ended December 31,
	2023	2024
	RMB	RMB
	(unaudited)

Revenue	1,055,578	1,495,206
Cost of revenues	(996,052)	(1,392,815)
Gross profit	59,526	102,391
Operating expenses	(279,249)	(308,579)
Other operating income, net	17,066	31,677
Loss from operations	(202,657)	(174,511)
Loss before income tax expense	(238,493)	(201,724)
Net loss	(226,822)	(199,334)
Weighted average number of ordinary shares outstanding – basic and diluted	1,430,901,818	56,744,742,647
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.35)	(0.00)

