Form 20-F
period 2025-12-31
Uxin Ltd
filed 2026-04-30
CIK 1729173

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934-

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act;

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act;

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

64,892,337,575 Class A ordinary shares (excluding the 1,643,712,892 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Amended and Restated Plan), and 40,809,861 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires:

●	“ADSs” refer to the American depositary shares, each of which represents 300 Class A ordinary shares, par value US$0.0001 each;

●	“former VIEs” refer to the former variable interest entities that have become our wholly owned subsidiaries after the Restructuring, which are Youxin Internet (Beijing) Information Technology Co., Ltd., and Youxin Yishouche (Beijing) Information Technology Co., Ltd.;

●	“GMV” refer to gross merchandise value of used cars as measured by gross selling price of used cars, excluding service fees and interests (if any) charged;

●	“Jiancebao (检测宝)” refer to our proprietary car inspection system;

●	“NPS” refer to net percentages of promoters for our products and services (those who are willing to keep buying and refer us to others) against detractors (those who are not satisfied with and complain about our offerings);

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0001 per share;

●	“senior convertible preferred shares” refer to our senior convertible preferred shares, which can be convertible into our Class A ordinary shares at the currently applicable conversion price, par value US$0.0001; on March 27, 2024, all of the Company’s then issued and outstanding senior convertible preferred shares were converted into Class A ordinary shares;

●	“RMB” and “Renminbi” refer to the legal currency of China, which is our reporting currency;

●	“shares” refer to our ordinary shares and, where applicable, our senior convertible preferred shares, par value US$0.0001 per share;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“Uxin” or “our platform” refer to our platform primarily for buying and selling used cars, which primarily consists of vehicle sales businesses under our inventory-owning model for the fiscal year of 2021 and afterwards;

●	“our WFOEs” refer to our wholly-owned subsidiaries in China;

●	“Restructuring” refers to a series of restructuring transactions in March 2022 to terminate the historical contractual arrangements with the former VIEs, which became our wholly-owned subsidiaries as a result of the restructuring transactions; and

●	“we,” “us,” “our company,” the “Company” and “our” refer to Uxin Limited, our Cayman Islands holding company, and its subsidiaries.

On December 29, 2023, Uxin Limited announced a further change in ADS to Class A ordinary share ratio from each ADS representing 30 Class A ordinary shares to each ADS representing 300 Class A ordinary shares, effective from January 16, 2024 (the “2023 ADS Ratio Change”). The 2023 ADS Ratio Changes have been reflected retroactively throughout this annual report.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the exchange rate on as of December 31, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

We changed our fiscal year end from March 31 to December 31 in November 2024, effective from the calendar year ended December 31, 2024. We filed a transition report on Form 20-F covering the nine-month period from April 1, 2024 to December 31, 2024, or the Transition Period. Prior to such transition report on Form 20-F, we filed an annual report on Form 20-F covering the fiscal year ended March 31, 2024. Unless otherwise noted, all references to years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years which, prior to the Transition Period, ended March 31, and from and after the Transition Period, ended December 31. For the avoidance of doubt, fiscal year of 2023 refers to the year ended March 31, 2023, and fiscal year of 2024 refers to the year ended March 31, 2024, and fiscal year of 2025 refers to the year ended December 31, 2025.

To enhance the comparability of our financial results of 2025, we have also included in this annual report the unaudited financial results for the twelve months ended December 31, 2024, which are derived from the arithmetic combination of our audited financial results for the nine months ended December 31, 2024 and the twelve months ended March 31, 2024, after arithmetic adjustments made to exclude the financial results of nine months ended December 31, 2023.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to, among other things:

●	our goals and strategies;

●	our ability to provide customers with high-quality used cars and other related products;

●	our ability to provide quality services and compete effectively;

●	our ability to effectively manage risks, including credit risks and fraud risks;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs, expenses or expenditures;

●	the expected growth of, and trends in, the market for our services;

●	our expectations regarding demand for and market acceptance of our services;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	public health crisis; and

●	general economic and business conditions in China and globally.

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

Our Holding Company Structure

Uxin Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its PRC subsidiaries. The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

Uxin Limited
100.00%
UcarBuy Holding Limited
(British Virgin Islands)
100.00%
UcarBuy HK Limited
(Hong Kong)
100.00%
Xin Limited
(Cayman Islands)
100.00%
New Car Group Limited
(British Virgin Islands)
100.00%
Xin HK Limited
(Hong Kong)
Offshore
Onshore
100.00%
Youxin (Anhui) Industrial Investment Group Co., Ltd.
72.66%
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.
100.00%
Beijing Youxin Youtu Information Technology Co., Ltd.
100.00%
Youtang (Shaanxi) Information Technology Co., Ltd.
66.70%
Wuhan Youxin Intelligent Remanufacturing Co., Ltd.
70.59%
Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.
100.00%
Youxin (Tianjin) Used Car Trading Co., Ltd.
100.00%
Youlu (Shandong) Used Car Trading Co., Ltd.

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has, in recent years, issued statements and regulatory actions relating to areas such as approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. We have been closely monitoring regulatory developments in China regarding any necessary approvals, filings or reports from the CSRC, and we will take any and all actions necessary to complete the filing with the CSRC if required. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects.” Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.” These statements and regulatory actions may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries. Our operations in China are governed by PRC laws and regulations. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, our PRC subsidiaries have obtained all requisite permissions and approvals from the PRC government authorities that are required for the business operations of our PRC subsidiaries, namely (i) Registrations for Used Car Dealers, (ii) Registrations for Vehicle Maintenance and Repair, and (iii) the Electronic Data Interchange license, or the EDI license, with the details of all material licenses and permissions held by our PRC subsidiaries set forth below:

License/Permission	Holding Entity	Issuing Authority
Registrations for Used Car Dealers	Youxin (Anhui) Industrial Investment Group Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China

Registrations for Used Car Dealers	Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Anhui Province of the People’s Republic of China

Registrations for Used Car Dealers	Beijing Youxin Youtu Information Technology Co., Ltd.	The Administrative Department of Commerce of Beijing of the People’s Republic of China

License/Permission	Holding Entity	Issuing Authority
Registrations for Used Car Dealers	Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Henan Province of the People’s Republic of China

Registrations for Used Car Dealers	Youtang (Shaanxi) Information Technology Co., Ltd.	The Administrative Department of Commerce of Shaanxi Province of the People’s Republic of China

Registrations for Used Car Dealers	Wuhan Youxin Intelligent Remanufacturing Co., Ltd.	The Administrative Department of Commerce of Hubei Province of the People’s Republic of China

Registrations for Used Car Dealers	Youlu (Shandong) Used Car Trading Co., Ltd	The Administrative Department of Commerce of Shandong Province of the People’s Republic of China

Registrations for Used Car Dealers	Youxin (Tianjin) Used Car Trading Co., Ltd	The Administrative Department of Commerce of Tianjin Province of the People’s Republic of China

Electronic Data Interchange license (EDI license)	Xi’an Youxin Youcheng Information Technology Co., Ltd.	Shaanxi Provincial Administration of Communications

Except for the permissions or approvals listed above that we have obtained, we, our PRC subsidiaries, have not been required to apply for or obtain any other permission or approval from any PRC government authority with respect to the operation of our business, nor have we been denied for or dismissed by any government authority of any application of permissions or approvals that are necessary to the operations of our business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we and our PRC subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of the required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain certain filings, approvals, licenses, permits and certificates required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

The PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and relevant five supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. The New Overseas Listing Rules laid out the regulatory filing requirements for both direct and indirect overseas listings and clarify the determination criteria for indirect overseas listing in overseas markets. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, pursuant to the New Overseas Listing Rules which became effective on March 31, 2023: (i) in connection with our historical issuance of securities to foreign investors, neither we nor our PRC subsidiaries are required to obtain any prior permissions or approvals from the CSRC, and (ii) should we decide to issue additional equity or equity-linked securities for listing overseas in the future, we are not required to obtain any permissions or approvals from any PRC government authorities, except for the requisite filing with the CSRC in connection with such issuance. In the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, if we issue long-term debt securities in the future, we must obtain a Registration Certificate for Enterprise Medium and Long-Term External Debt from the National Development and Reform Commission (NDRC) before signing or drawing down. On March 26, 2024, we and Xin Gao Group Limited (“Xin Gao”) entered into a share subscription agreement, pursuant to which we issued 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. On November 4, 2024, we entered into a share subscription agreement with Lightwind Global Limited (“Lightwind”), an indirect wholly-owned subsidiary of Dida Inc. (“Dida”), pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. We have received US$27.8 million and issued 5,738,268,233 Class A Ordinary Shares to Fame Dragon and entities designated by it. On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited. On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions. We have submitted the necessary filings to the CSRC for the above-mentioned issuance of senior convertible preferred shares to Xin Gao as well as Class A ordinary shares to Dida, Fame Dragon, Abundant Grace Investment Limited and Gold Wings Holdings Limited. For more information about the issuance of senior convertible preferred shares to Xin Gao as well as issuance of class A ordinary shares to Dida and Fame Dragon, see “Item 4. Information on the Company—A. History and Development of the Company.”

Additionally, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, we are not required to file any application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors on the grounds that: (i) the relevant regulations do not require network platform operators holding personal information of over one million users to file a supplementary application of cybersecurity review for their historical issuance of securities to foreign investors that occurred before such regulations became effective; and (ii) our securities have already been listed on the Nasdaq Global Select Market before such regulations became effective. Thus, Beijing DOCVIT Law Firm does not expect that, as of the date of this annual report, we are required to file an application for the cybersecurity review by CAC for our historical issuance of securities to foreign investors. Furthermore, with respect to the issuance of securities to foreign investors, in the opinion of Beijing DOCVIT Law Firm, neither we nor our subsidiaries are required to obtain prior permissions or approvals from the PRC government authorities. Lastly, as of the date of this annual report, neither we nor our PRC subsidiaries have received or were denied any permissions or approvals by the CSRC, the CAC or any other PRC government authorities relating to our historical issuance of securities to foreign investors.

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

Cash and Asset Flows through Our Organization

Uxin Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our PRC subsidiaries. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Under PRC law, Uxin Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, subject to the satisfaction of applicable government registration and approval requirements. Loans by Uxin Limited to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to approval by the Ministry of Commerce or its local counterparts. For more details, please refer to “Item 4. Information on the Company—B. Business Overview—Regulation—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.” For the fiscal years ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, Uxin Limited and its subsidiaries incorporated in the Cayman Islands, British Virgin Islands and Hong Kong did not make any capital contribution or loans to our PRC subsidiaries, except that (i) Xin HK Limited made capital contributions of RMB131.9 million, RMB2.1 million and RMB8.5 million (US$1.2 million), respectively, to Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd., or Uxin Hefei, in the fiscal years ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, and capital contributions of RMB65.7 million, nil and nil, respectively, to Youtang (Shaanxi) Information Technology Co., Ltd. in the fiscal years ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025; (ii) UcarShow HK Limited made capital contributions of RMB3.5 million, RMB2.1 million and nil to Youfang (Beijing) Information Technology Co., Ltd.in the fiscal years ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025; and (iii) UcarBuy HK Limited made capital contributions of RMB71.4 million and RMB335.4 million (US$48.0 million) to Youxin (Anhui) Industrial Investment Group Co., Ltd., or Uxin Anhui, in the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities” for details.

There were no direct transfer of assets, dividends or distributions made between Uxin Limited and our PRC subsidiaries and no direct transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.”

There were no other transfer of assets, dividends or distributions made between Uxin Limited and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries to transfer cash or assets. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries to transfer cash or assets. In view of the foregoing, to the extent cash in our business is held in mainland China or by a mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Doing Business in China—Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.

Our Mainland China and Hong Kong subsidiaries have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders. Additionally, we have no intention to distribute earnings.

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

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation(1)
Hypothetical pre-tax earnings(2)	100.0%
Tax on earnings at statutory rate of 25%	(25.0)%
Net earnings available for distribution	75.0%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified.

(2)	The hypothetical pre-tax earnings are assumed to equal taxable income in China, without considering timing differences.

(3)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% may be applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, provided that certain conditions are met, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOEs are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries, to our Company and investors as well as the ability to settle amounts owed under historical VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.”

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	If we fail to provide a differentiated and superior customer experience, the size of our customer base and the number of transactions on our platform could decline, and our business would be materially and adversely affected;

●	Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations;

●	We face intense competition, which may lead to loss of market share, reduced service fees and revenue, increased expenses, departures of qualified employees, and disputes with competitors;

●	We are not profitable and have negative cash flows from operations, which may continue in the future;

●	If we are unable to effectively manage our growth or implement our business strategies, our business, results of operations and financial condition may be materially and adversely affected;

●	Failure to acquire attractive inventory, whether due to supply, competition, or other factors, may have a material adverse effect on our business, sales, and results of operations;

●	Failure to expeditiously sell our inventory could have a material adverse effect on our business, sales, and results of operations;

●	We work with third-party service providers and business partners. Actions of third parties are outside of our control and could materially and adversely affect our reputation, business, financial condition and results of operations;

●	We rely, in part, on our marketing efforts for customer acquisition and achieving higher level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed;

●	Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects; and

●	Negative media coverage related to our business, regardless of its validity, could adversely affect our business, financial position and results of operations.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations;

●	The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for any future offshore securities offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. As of the date of this annual report, we have not received any inquiry or notice or any objection in connection with our historical issuance of securities to foreign investors from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly and subject to any future actions within the discretion of PRC authorities;

●	The PRC government has significant oversight over our business operations in China, and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs” for details;

●	We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” for details;

●	Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers, and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business;

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in the annual report based on foreign laws;

●	Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us, our PRC subsidiaries to transfer cash or assets. There is no assurance the PRC government will not intervene in or impose restrictions on us and our subsidiaries to transfer cash or assets. Although currently we are not aware of equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong. See “Item 3. Key Information—Cash and Asset Flows through Our Organization” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details;

●	The PCAOB, in prior years, was unable to completely inspect and investigate registered independent accounting firms in mainland China and Hong Kong, which includes our auditor. The inability of the PCAOB to conduct inspections over our auditor has deprived our investors of the benefits of such inspections in prior years and may continue to deprive investors of such benefits in the future should the PCAOB not continue to have the ability to completely inspect and investigate registered accounting firms in China; and

●	Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or investigate completely auditors located in China for two consecutive years. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors;

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial;

●	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs;

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline; and

●	The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

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

We have not been profitable since our inception in 2011. We incurred net losses of RMB137.2 million, RMB369.5 million, RMB199.3 million and RMB262.5 million (US$37.5 million) in the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, respectively. In addition, we had negative cash flow from operating activities of RMB251.1 million, RMB262.4 million, RMB194.0 million and RMB504.4 million (US$72.1 million) in the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, respectively.

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

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and expand our relationships with our customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

●	providing high-quality and value-for-money used vehicles;

●	continue to improve our existing full-range car purchasing service and customer’s satisfaction;

●	launch new services and develop cross-selling opportunities;

●	stabilize our costs and expenses and enhance our efficiency;

●	achieve success with our used car superstores;

●	recruit and retain skilled and experienced employees;

●	strengthen relationships with our business partners;

●	enhance our risk management and internal control;

●	upgrade our technology and continue to innovate; and

●	maintain and enhance the network effects of our platform.

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

On September 13, 2024, the Ministry of Finance of the PRC and the CSRC jointly announced administrative penalties related to our auditor, PricewaterhouseCoopers Zhong Tian LLP (“PwC Zhong Tian”). These penalties were imposed due to PwC Zhong Tian’s work on another project, which was unrelated to us from any perspective. These penalties were limited to PwC Zhong Tian and did not extend to other PwC legal entities. These penalties include, among others, a six-month suspension of certain of PwC Zhong Tian’s business operations in the PRC, which was lifted in March 2025. These penalties imposed on PwC Zhong Tian have not had any impact on us, our securities, or our business. However, there is no assurance that PwC Zhong Tian will not be subject to other regulatory actions or penalties in the future, which may impair its ability to continue serving as our auditor and might force us to engage a new auditor. The process of engaging a new auditor could be time-consuming and may result in late filings by us. This could further affect our compliance status, investor confidence, and our ability to access capital markets, thereby creating a material adverse effect on our business and financial condition.

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

Data Security

●	In June 2021, the Standing Committee of the NPC promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that critical information infrastructure operators or network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. The competent regulatory authorities for each of the critical industries and sectors shall be responsible for formulating eligibility criteria and determining the identity of critical information infrastructure operator in such industry or sector. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under PRC law. If we are deemed to be a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we may be subject to obligations in addition to what we have fulfilled under the PRC cybersecurity laws and regulations.

●	In November 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and the Regulation on Network Data Security Management, or the Network Data Security Regulation, became effective on January 1, 2025. The Network Data Security Regulation provided that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations Prior to handling personal information, if a network data handler informs individuals according to the law by formulating rules for handling personal information, such rules shall be publicly displayed in a centralized manner, easily accessible and put in an eye-catching position, and the content shall be definite, specific, clear and understandable, including but not limited to the following: (1) the title or name and contact information of the network data handler; (2) the purpose, method and type of handling of personal information, as well as the necessity of handling of sensitive personal information and the impact of handling on individuals’ rights and interests; (3) the retention period of personal information and the method for handling such information upon expiration; If it is difficult to determine the retention period, the method for determining the retention period shall be specified; and (4) Methods and channels etc. for individuals to access, reproduce, transfer, correct, supplement, delete and restrict handling of personal information, to deregister accounts and withdraw their consents. When informing individuals of the purpose, method and type of personal information to be collected and provided to other network data handlers, as well as the information of the network data recipient in accordance with the provisions of the preceding paragraph, the network data handler shall state such information in the form of a checklist, among others. Where handling the personal information of minors under the age of 14, the network data handler shall also develop special rules for handling personal information.

●	The Cyberspace Administration of China issued the Measures for the Administration of National Cybersecurity Incident Reporting on September 11, 2025, and the Measures came into force on November 1, 2025. The Measures stipulate that all network operators in China must report network security incidents through official designated channels in accordance with regulations. They set clear time limits for reporting incidents of different levels and require supplementary updates during handling as well as a final summary report after resolution. The regulation also clarifies regulatory responsibilities and imposes legal liabilities for delayed, omitted, false or concealed reports.

●	The Cybersecurity Law of the People’s Republic of China (2025 Amendment) enacted by the Standing Committee of the National People’s Congress on October 28, 2025, and effective as of January 1, 2026, establishes China’s core legal framework for cybersecurity, mandating CPC leadership, holistic national security, and coordination of development and security; it imposes network operation security obligations (especially for critical information infrastructure operators), regulates personal information protection, strengthens monitoring, early warning, and emergency response, adds new provisions to support and regulate AI R&D, ethics, and safety, aligns with the Personal Information Protection Law and Data Security Law, and introduces higher, tiered penalties for violations.

Personal Information and Privacy

●	The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, prohibits collection of user information through coercive means by online platforms operators.

●	In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

Our limited operating history in certain of our services and the rapid evolution of our business model mean that our historical growth is not necessarily indicative of our future performance. We cannot assure you that our new product and service offerings will achieve the expected results or we will be able to achieve similar results or grow at the same rate as we did in the past. As our business and China’s used car industry continue to develop, we may adjust our product and service offerings or modify our business model. For example, we have shifted to an inventory-owning model since September 2020, when we build-up and sell our own inventory. In addition, our first used car superstore in Xi’an has been in operation in March 2021 and our second used car superstore in Hefei has been in operation since November 2021. In December 2022, we had completed the relocation and upgrade of our Xi’an Superstore. The upgraded Xi’an Superstore reopened for business as the largest fully self-owned used car marketplace in Northwest China with a showroom capacity of up to 3,000 vehicles to meet the used car consumption demand in the city of Xi’an and its surrounding areas. In February 2025, we commenced trial operations of our Wuhan Superstore, which covers an aggregate of approximately 143,000 square meters. Our Wuhan Superstore includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity. The showroom of our Wuhan Superstore can accommodate up to 5,000 vehicles for display and sale. In September 2025, we officially opened our fourth used car superstore in Zhengzhou, Henan Province. The new facility can display up to 3,000 vehicles and integrates an advanced reconditioning factory. Situated in central China’s key transportation hub Zhengzhou. In December 2025, we opened a used car superstore in the city of Jinan in Shandong Province. Phase one of the Jinan superstore encompasses approximately 40,000 square meters and can accommodate more than 1,000 vehicles for display and sale at full capacity. In March 2026, we officially opened our sixth used car superstore in the city of Tianjin. The Tianjin superstore integrates Uxin’s in-house reconditioning factory with a used car showroom that can accommodate more than 3,000 vehicles for display and sale at full capacity, supporting a highly standardized and efficient used car retail experience.

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

Since the built up of our own inventory since September 2020, most of our revenues are derived from vehicle sales. Before we built our own inventory, most of our revenues were derived from the fees we charged from transactions on our platform, such as commission fee and value-added service fee from our 2C business. Prior to the divestiture of our 2B business, we also generated transaction facilitation service fee from the 2B business. Maintaining and growing our revenues depends on a number of factors, including:

●	our ability to offer high-quality and value-for-money used cars to our customers;

●	our ability to deliver satisfactory in-store and online used car transaction experience to our customers;

●	our ability to attract consumers to our platform;

●	the average unit price of used cars sold on our platform, which may decrease if we adjust down the price range of used cars available on our platform or enter into lower-tier city markets, or as a result of declining selling prices of new cars;

●	our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

●	fluctuation in other macro-economic changes.

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

In addition, we operate our online platform in which customers can complete purchases with our sales personnel. These transaction offerings may constitute “e-commerce services” under the PRC laws and regulations which would require us to obtain a value-added telecommunications service licenses for online data processing and transaction processing business (an “EDI License”). Any failure to renewal our EDI license in the future may adversely affect our business, financial condition and results of operations.

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

Prior to divesting our loan facilitation business to Golden Pacer announced in July 2019, we provided guarantees to our financing partners for historical consumer auto loans. Since November 2019, following the divestiture, we have ceased to provide loan facilitation related guarantee services and have divested the guarantee liabilities in relation to our historically-facilitated loans for XW Bank. Additionally, we settled the remaining guarantee liabilities for historically-facilitated loans with WeBank in July 2020. As of December 31, 2025, we have no outstanding guarantee obligations in relation to our historically facilitated loans. We do not believe that the Financing Guarantee Rules apply to such guarantee obligations as they were not independent from our principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether our historical arrangements with certain financial institutions would be deemed as operating financing guarantee business in violation of PRC laws or regulations. If regulatory authorities determine that we were or are operating financing guarantee business, we may need to obtain approval or a license for such business, which could adversely affect our business, results of operations and financial conditions.

Our business is subject to risks related to China’s in-store and online used car transaction industry, including industry-wide and macroeconomic risks.

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

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. As of December 31, 2025, we have not recorded any accrual for expected loss payments related to these cases and do not believe any of these claims is material to our overall business operations. However, we cannot predict the outcome of these cases or reasonably estimate any potential loss due to the current status of the proceedings. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

For example, on November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares with par value of US$0.0001 per share at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited. On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer further dilution. Additionally, any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Our ability to retain our existing financial resources and obtain additional financing on acceptable terms is subject to a variety of uncertainties, including but not limited to:

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

In March 2026, we formed a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (the “Uxin Jiangyin”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of Uxin Jiangyin’s total registered capital, respectively. Uxin Jiangyin will be established to support our plan to establish a new used car superstore in Jiangyin. Pursuant to the agreement, Huigang Qihang and Chan Fa Ke Chuang has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Jiangyin fails to commence operating activities within one year since establishment, or if the board of Uxin Jiangyin is unable to reach effective resolutions for more than three times.

If any of Hefei Construction Investment, Zhengzhou Airport Industry, Wuhan Junshan, or Huigang Qihang and Chan Fa Ke Chuang opts to exercise their respective repurchase rights, we may be required to secure substantial funds to buy back the equity interests. This demand for liquidity could coincide with other financial obligations or during a period of tightened cash flows, thereby straining our financial resources. The request for a repurchase could come at a time when market conditions are unfavorable, which may necessitate fundraising under less favorable terms or divesting assets at suboptimal prices to fulfill the repurchase obligation, in which case our business, results of operations, financial condition and prospects could be adversely affected.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to our initial public offering in June 2018, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, and (ii) the lack of adequate control to evaluate and validate design and operating effectiveness of controls at a third party service organization we used in generating and executing vehicle business contracts and customer acceptance notice for the vehicle sales business. We are in the process of implementing a number of measures to remedy these control deficiencies. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was ineffective as of the end of the fiscal year ended December 31, 2025. In addition, since we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, and have become an accelerated filer for the fiscal year of 2025, we are subject to the requirement that an independent registered public accounting firm must issue an attestation report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report concluding that our internal control over financial reporting is ineffective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to implement adequate measures to remediate our existing material weaknesses, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. 、

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

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

We have been, and may become, subject to allegations or lawsuits brought by our competitors, customers, business partners, short sellers, investment research firms or other individuals or entities. Any allegation or lawsuit, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management, or failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, could harm our reputation and distract our management from our daily operations. Allegations or lawsuits against us or our management may also generate negative publicity that significantly harms our reputation, which may materially and adversely affect our ability to attract customers, third-party service providers and business partners and hence our business operations, and cause the trading price of our ADSs to decline and fluctuate significantly.

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

We adopted an amended and restated share incentive plan in February 2018, which was further amended in August 2018, November 2018, April 2024, and April 2026, referred to as the Amended and Restated Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. We recognize expenses in our consolidated statement of comprehensive loss in accordance with U.S. GAAP. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the Amended and Restated Plan is 3,214,393,635 ordinary shares.

For the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, we recorded an aggregate of negative RMB47.3 million, RMB47.1 million, RMB84.9 million and RMB44.6 million (US$6.4 million), respectively, in share-based compensation expenses related to the equity awards granted under the Amended and Restated Plan. As of December 31, 2025, our unrecognized share-based compensation expenses related to the share options and restricted share units amounted to RMB55.3 million (US$7.9 million). We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations. In the opinion of Beijing DOCVIT Law Firm, our counsel regarding certain PRC legal matters, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) our PRC subsidiaries were incorporated as wholly foreign-owned enterprises by means of direct investment and we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

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

Furthermore, in the opinion of Beijing DOCVIT Law Firm, our counsel as to certain PRC legal matters, based on the facts that, (i) the Cybersecurity Review Measures were newly adopted, and the implementation and interpretation of the Cybersecurity Review Measures are subject to uncertainties, (ii) as of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the CAC on such basis, and (iii) except for the rectification notice from the MIIT on August 19, 2021 with respect to the unauthorized access to users’ address books and locations in our application, which had been rectified on August 24, 2021, we have not received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection that could have a material and adverse effect on our business, we believe we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection in all material respects. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

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

We conduct our business in China primarily through our PRC subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ADSs to investors and cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and management named in this annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, to our best knowledge, as of the date of this annual report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Li Ying, Feng Lin, Zhitian Zhang, Wenbing Jing and Chengbin Li, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China and Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside in mainland China and Hong Kong and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

The global macro-economic environment is facing challenges. There is considerable uncertainty over the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, and their near- or long-term impacts of the Chinese and global economies. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally, with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time.

In recent year, there have been ongoing concerns about the relationship and trade disputes between the United States and China. These tensions have been marked by the imposition of higher tariffs and retaliatory measures from both sides, reflecting broader strategies to address perceived trade imbalances. For example, since early 2025, the United States has implemented significant changes to U.S. trade policy with China, including by imposing additional tariffs on Chinese imports. China has responded by imposing, and proposing to impose additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. While these developments have not directly impacted our business, they could affect our customers who export goods to these markets. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects. Additionally, prolonged trade disputes may disrupt global economic conditions, potentially impacting our business and growth prospects.

On January 20, 2025, President Trump issued a national security presidential memorandum, entitled “America First Trade Policy,” which, among other things, directs the Secretary of the Treasury and several other executive departments and offices of the U.S. government to review the outbound investment controls focused on China, including Hong Kong and Macau to determine if it includes “sufficient controls to address national security threats” and to determine whether the executive order implementing such program “should be modified or rescinded and replaced.” For more information about such program, see “—If we became subject to the U.S. Department of Treasury’s final rule on outbound investment in the future, investments in our securities by U.S. persons and our ability to raise capital from U.S. persons could be subject to restrictions.” On February 21, 2025, President Trump issued a National Security Presidential Memorandum titled the America First Investment Policy to provide guidance on investment oversight. The America First Investment Policy includes directives to, among other things, (i) determine if adequate financial auditing standards are upheld for companies covered by the HFCAA, and (ii) review the variable interest entity and subsidiary structures used by “foreign-adversary companies” to trade on United States exchanges, as well as allegations of fraudulent behavior by these companies, to protect United States investors. These developments, and any similar legislative or executive actions in the future, could have an adverse effect on our business, financial condition and results of operations. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

On August 9, 2023, the Biden administration published an executive order and the Treasury published an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau (the “Outbound Investment Program” or the “OIP”). Further to this ANPRM, on June 21, 2024, Treasury issued a proposed rule on outbound U.S. investments involving China that is generally consistent in its requirements with the ANPRM. On October 28, 2024, Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule took effect on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. persons for certain investments in entities associated with China (including Hong Kong and Macau) that are engaged in certain activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are in some instances prohibited altogether from making, and in other instances required to report, certain investments in Covered Foreign Persons, which are defined as “Covered Transactions.”

“Covered Transactions” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of Covered Transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. The OIP introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that Uxin Limited would be defined as a Covered Foreign Person under the Final Rule because we do not engage in a “covered activity” (as defined in the Final Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were deemed a Covered Foreign Person and therefore be subject to the Final Rule, even though U.S. persons’ acquisitions of certain publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of the ADSs may significantly decline, or in extreme cases, become worthless.

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

Moreover, rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities, which would materially and adversely affect the global economic conditions and the stability of global financial markets. These developments may also lead to increased compliance costs, operational disruptions, and potential constraints on our access to capital markets. The possibility of the U.S. government delisting China-associated companies from U.S. stock exchanges, as recently reported in the media, creates uncertainty regarding our ability to maintain our Nasdaq listing. Any further escalation of international tensions and conflicts may have a negative impact on the general, economic, political, and social conditions of the countries where we operate and, in turn, adversely impact our business, financial condition, and results of operations.

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

We are a Cayman Islands holding company and we have three Cayman Islands subsidiaries, three British Virgin Islands subsidiaries, and six Hong Kong subsidiaries which in turn hold controlling equity interests in 41 PRC subsidiaries as of the date of this annual report. If we and our Cayman Islands and Hong Kong subsidiaries are considered as non-resident enterprises and each of our Hong Kong subsidiaries is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued in October 2009 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if any of our Hong Kong subsidiaries is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.

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

As of April 25, 2026, Mr. Kun Dai, the beneficial owner of all our issued Class B ordinary shares, beneficially owned 0.61% of the aggregate voting power of our company. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” for details on ordinary shares beneficially owned by Kun Dai. As a result of the dual-class share structure, holders of Class B ordinary shares may have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. The dual-class share structure may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. The dual-class share structure may limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price. In addition, our historical financing transactions have resulted in dilution of the ownership interests of existing shareholders, and we may continue to raise funds through issuance of equity securities, which will result in additional dilution to our shareholders.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and materially impair our ability to raise capital through offerings of equity or equity linked securities in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. In July 2025, we filed a prospectus on Form F-3, which was declared effectiveness in August 2025, covering the sale by (i) Abundant Grace Investment Limited, an affiliate of a non-executive director of our company, (ii) Astral Success Limited, that is controlled by another non-executive directors of our company, (iii) two Nio Capital entities, namely Abundant Glory Investment L.P. and Fame Dragon Global Limited, and (iv) Lightwind Global Limited, of up to an aggregate of 16,544,377,840 Class A ordinary shares, which represents approximately 26.8% of the total issued and outstanding shares of our company as of the date of such prospectus.

In addition, our historical financing transactions have resulted in dilution of the ownership interests of existing shareholders. For instance, shareholders may have experienced significant dilution due to the historical issuances of senior convertible preferred shares to the selling shareholders as well as the conversion of these senior convertible preferred shares into Class A ordinary shares by the selling shareholders. We may issue additional share capital in the future which will further dilute the ownership interests of existing shareholders. For example, on March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. We have received US$27.8 million and issued 5,738,268,233 Class A Ordinary Shares to Fame Dragon and entities designated by it. On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited. On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by Xin Gao Group Limited, of which our founder, chairman and chief executive officer, Mr. Kun Dai, is the sole shareholder and sole director. Through Xin Gao Group Limited, Mr. Dai beneficially owned an aggregate of 3.98% of the total voting power of our company as of April 25, 2026. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of the ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, to our best knowledge, as of the date of this annual report, other than two independent directors that reside in the United States, all of the remaining directors and senior executive officers, namely, Kun Dai, Bin Li, Erhai Liu, Li Ying, Feng Lin, Zhitian Zhang, Wenbing Jing and Chengbin Li, reside within mainland China and Hong Kong for a significant portion of the time and are residents of mainland China or Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we rely on home country exemption for the requirement under Nasdaq Rule 5605(b)(1) that majority of the board of directors must be comprised of independent directors as defined under Nasdaq Rule 5605(a)(2). We also relied on home country practice in our transaction with NIO Capital and Joy Capital in June 2021 in which the issue price is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d) without seeking shareholder approval, in adopting our 2018 Fifth Amended and Restated Amended and Restated Share Incentive Plan in April 2026 without seeking shareholder approval and did not hold an annual shareholders meeting for the fiscal year of 2025. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq’s requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq’s requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). If we continue to rely on these and other exemptions available to foreign private issuers in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

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

We do not believe that we were a PFIC for our taxable year ended December 31, 2025. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because of the uncertainties described below, there can be no assurance that we have not been or will not be a PFIC in any taxable year. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If we are a PFIC for any taxable year during which a U.S. Holder owns an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. If we are a PFIC for any year during which such U.S. Holder owns our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which the U.S. Holder owns our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As previously disclosed, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for our taxable year ended December 31, 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owns ADSs or Class A ordinary shares that such U.S. Holder owned during any portion of the taxable year ended December 31, 2019, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the potential application of the PFIC rules to their particular circumstances. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

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

As of March 31, 2022, we had completed the Restructuring of the VIE structure to terminate the contractual arrangements with both of the former VIEs which became our wholly owned subsidiaries as a result of the Restructuring. As of the date of this annual report, Youxin Hulian continues to be a subsidiary of us, while Yishouche was disposed by us in 2025.

On June 30, 2022, we entered into a share subscription agreement, or the 2022 Subscription Agreement, with NIO Capital for the subscription of 714,285,714 senior convertible preferred shares of us for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing and we have received the first installment. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to a reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

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

On June 30, 2023, we have entered into a definitive agreement with Alpha Wealth Global Limited (“Alpha”) and Joy Capital, or 2023 Warrant Amendment, regarding the warrants issued by us to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital warrants that provide the right to purchase up to 261,810,806 senior convertible preferred shares of us at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of us in an aggregate amount of US$21,964,754 no later than September 30, 2023.

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

On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of the date of this annual report, the first-year, second-year and third-year rentals of approximately RMB147.1 million, RMB127.7 million and RMB127.7 million was converted into the investment of approximately 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City.

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

On July 8, 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou to support our plan to establish a new used car super store in Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Anhui has the right to acquire Zhengzhou Airport Industry’s equity interests in Uxin Zhengzhou, subject to necessary regulatory approvals, and Zhengzhou Airport Industry has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met (the “Repurchase Obligations”). We undertook to provide an irrevocable joint and several liability guarantee for the performance by Uxin Anhui of the Repurchase Obligations.

On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing, an indirectly wholly-owned subsidiary of Dida, and Youxin (Anhui) Industrial Investment Group Co., Ltd., or Youxin Anhui, our wholly-owned subsidiary, have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. We have repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Additionally, in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

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

On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. We have received US$27.8 million and issued 5,738,268,233 Class A Ordinary Shares to Fame Dragon and entities designated by it.

On July 16, 2025, we filed a prospectus on Form F-3, which was declared effectiveness in August 2025, covering the offer, issue and sell by us and the sale by certain shareholders of us.

On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares with par value of US$0.0001 per share at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited.

On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

In March 2026, we formed a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (the “Uxin Jiangyin”). Pursuant to the equity investment agreement, Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), a wholly owned subsidiary of us, will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of Uxin Jiangyin’s total registered capital, respectively. Uxin Jiangyin will be established to support our plan to establish a new used car superstore in Jiangyin.

Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses

Since early 2018, when we began to fulfill online used car transactions for consumers, we have gradually shifted our strategic focus to our 2C online transaction business, which was previously referred to as “2C cross-regional business.” Through our 2C online transaction business, we help consumers buy the car of their choice online by providing them with a nationwide selection of used cars, a wide range of car-related value-added products and services as well as a full suite of supporting services to fulfill these online used car transactions. With our innovative online used car product and service offerings, we have created an innovative and unique used car buying experience for consumers centered around four key values—more selection, better prices, premium service and convenience. As a result, in order to better devote our attention and resources towards developing and scaling up our 2C online transaction business, we have divested our loan facilitation, salvage car and 2B related businesses, which are collectively referred to as the Divested Businesses.

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

Meanwhile, to further strengthen our ability to provide high-quality and value-for-money used cars, we have been building our own used car superstores where we can recondition all retail inventory to a “like new” condition. Our first used car superstore in Xi’an has been in operation in March 2021. Furthermore, we completed the relocation and upgrade of our Xi’an Superstore in December 2022. The upgraded facility has an annual production capacity of 40,000 vehicles and an extended showroom capacity of up to 3,000 vehicles, making it the largest fully self-owned used car marketplace in northwest China. In September 2021, we entered into a strategic partnership with Changfeng County Government of Hefei City to jointly invest in and build the industry-leading Hefei Superstore in Changfeng, Hefei. With a total investment of up to RMB2.5 billion, the Hefei Superstore is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide us with a stable and large supply of high-quality used vehicles in the coming years. The phase one of Hefei Superstore has been in operation since its launch in November 2021. The Hefei Superstore has a total construction area of 450,000 square meters, comprising of used car reconditioning factories and used car warehouse-style showrooms capable of showcasing up to 10,000 vehicles. It serves as a central hub for our expansion plans in the used car industry, anchoring in Hefei City and extending its reach across the Anhui Province and facilitating sales nationwide. On September 20, 2023, we entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei Construction Investment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-year period. As of the date of this annual report, the first-year, second-year and third-year rentals of approximately RMB147.1 million, RMB127.7 million and RMB127.7 million was converted into the investment of approximately 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. Details of each investment will be subject to future negotiation. Hefei Construction Investment’s equity interests in Uxin Hefei will not exceed 50% after these contributions are completed. We retain the right to repurchase the equity interests in Uxin Hefei from Hefei Construction Investment at any time, and Hefei Construction Investment has the right to request us to do the same when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement. This investment is intended to support the operation and development of our used car superstore in Changfeng County, Hefei City.

In July 2024, we entered into a strategic partnership with Zhengzhou Airport Industry to establish Uxin Zhengzhou. Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. Uxin Zhengzhou aims to support our plan to establish a new used car super store in Zhengzhou.

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

In September 2025, we officially opened our fourth used car superstore in Zhengzhou, Henan Province. The new facility scan display up to 3,000 vehicles and integrates an advanced reconditioning factory. Situated in central China’s key transportation hub Zhengzhou.

In November 2025, we formed a strategic partnership with the local government authorities in Yinchuan, where we will jointly invest in the Uxin Yinchuan Used Car Superstore with a local, state-owned enterprise. It is expected that the new superstore will have the capacity to display around 3,000 vehicles for sale, marking another milestone in our nationwide expansion of its large-scale retail network.

In December 2025, we opened a used car superstore in the city of Jinan in Shandong Province. Phase one of the Jinan superstore encompasses approximately 40,000 square meters and can accommodate more than 1,000 vehicles for display and sale at full capacity.

In March 2026, we formed a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (the “Uxin Jiangyin”). Pursuant to the equity investment agreement, Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), a wholly owned subsidiary of us, will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of Uxin Jiangyin’s total registered capital, respectively. Uxin Jiangyin will be established to support our plan to establish a new used car superstore in Jiangyin.

In March 2026, we officially opened our sixth used car superstore in the city of Tianjin. The Tianjin superstore integrates Uxin’s in-house reconditioning factory with a used car showroom that can accommodate more than 3,000 vehicles for display and sale at full capacity, supporting a highly standardized and efficient used car retail experience.

In addition to reconditioning retail used cars, our used car superstores, as a type of warehouse stores, offer local customers and customers within Shaanxi, Anhui, Hubei, Henan, Shandong provinces and Tianjin municipality with in-store visit and purchase options. Accordingly, we have shifted from an online-only sales approach to an omni-channel sales approach, which integrates online sales into its warehouse-style operation.

Consumers in China have been facing significant challenges when buying used cars via traditional supply chains, such as limited access to a wide selection of used cars, inconvenience in terms of buying used cars from other cities and regions, lack of transparent and reliable information on car condition and complex transaction processes. Operated under the brand Uxin Used Car (优信二手车), our platform is able to address these pain points by providing customers with a reliable and one-stop car buying experience and enabling customers to select from our own inventory of selected used cars nationwide and access various car-related value-added products and services throughout China. We now have much stronger control and management over the entire value chain and improved ability to provide high-quality used car products and premium services. We have started to track customer satisfaction via monitoring NPS (net promoter score) since the second quarter of 2020 and have made remarkable progress over the past years. We have significantly improved our average NPS per year from 31 for the fiscal year 2021 to 61 for the fiscal year 2024, and to 65 for the nine months ended December 31, 2024 and further to 66 for the fiscal year ended December 31, 2025.

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

For the fiscal year ended December 31, 2025, our vehicle sales volume was 57,408, among which retail vehicle sales volume was 51,110 and wholesale vehicle sales volume was 6,298, respectively.

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

In-store purchase journey at our used car superstores for regional customers

Our used car superstores are able to directly serve regional customers in Xi’an, Hefei, Wuhan, Zhengzhou, Jinan and Tianjin, and also cover customers in Shaanxi, Anhui, Hubei, Henan, Shandong provinces, and Tianjin municipality. All of the products, transaction processes and services are the same as that of online purchase journey, with the only difference being that customers can visit our used car superstores to have a clearer picture of the cars being offered and can pick up the car of their choice on the same day. Our in-store sales personnel are able to provide services and support to these customers from every aspect of their buying journey. In-store purchase is more convenient for regional customers and also caters to the buying habits of most customers.

Online purchase journey for nationwide customers

A customer’s online purchase journey is as follows:

●	Online vehicle search: We provide an intuitive user interface to help the customer navigate through a vast selection of used cars. The customer can search by brand, price and other features. Built upon our technology capabilities in user categorizing and deep learning, our platform also personalizes and prioritizes the display of high-quality listings according to the customer’s specific needs and requirements, which can make the decision-making process much more efficient. As we improve the quality and price competitiveness of the used-car inventories under our inventory-owning model, we provide customers with wider choice of high-quality value-for-money used cars.

●	Vehicle selection: Transaction process on our online platform is highly transparent. Customers are able to easily acquire basic information of each car listing on our platform, such as photos of the interior and exterior of a car. Furthermore, an in-depth car condition report generated by our Jiancebao (检测宝) system, is available to assist our customers’ vehicle selection. The car condition report provides an evaluation of the vehicle’s condition in accordance with the national standard–GB/T 30323 “Technical Specifications for Appraisal and Evaluation of Used Vehicles.” It includes a clear definition and standard for vehicle mileage adjustment, assessment of structural damage, water damage, and fire damage. Additionally, it includes a maintenance list of the vehicle, information about any historical accidents, and details about the vehicle’s maintenance history. This comprehensive report ensures that our customers are fully informed about the condition of the vehicles listed. Based on our comprehensive inventory database, our system also accommodates easy comparison of different cars across a multitude of features, including price, car condition and residual value, all of which would enable the customer to make a more informed buying decision.

●	Products and services: When searching for used cars, the customer can also view and choose from various value-added products and services, such as used car financing options and auto insurance products, offered by third-party providers on our platform. Once the customer buys a car, we provide a full suite of supporting services to fulfill the online car purchase, such as nationwide logistics and delivery service, nationwide title transfer service, and assistance with vehicle registration for license plate. All of these products and services significantly lower the barrier to buy used cars online from our platform.

●	Customer support: Our online platform allows used car buyers to virtually navigate the listing information, make informed decisions, lock in their favorite cars, place order and complete the transaction online with the assistance of a sales consultant. However, customers cannot independently complete purchases on our online platform. To initiate a purchase, customers must first contact our sales personnel through online chat or hotlines. After confirming the purchase intent, our sales personnel will input relevant information of the customer into our online platform, which then enables the customer to proceed with signing and completing the transaction. At any step of the transaction process, the customer can also contact our pre-sales and after-sales customer service personnel through online chat or hotlines. Our online customer service center primarily handles pre-sales car-buying enquiries, such as preliminary questions on car price, car condition, car selection, title transfer, vehicle registration and used car financing options. Our AI-enabled sales consultant assistance system, which integrates Lingxi (灵犀) intelligent recommendation system, Edison intelligent user profiling system and communication records generated from our online customer service center, empowers our sales consultants to provide more personalized and professional services by enabling them to understand the customer’s specific needs and requirements in greater detail and automatically generating car comparison and recommendations accordingly. Our fulfillment management center primarily handles after-sales enquiries and answers all sorts of questions that may arise in connection with the car purchased by the customer, such as questions on auto loan repayment, insurance claim and car repair covered by our warranty programs, as well as resolves customer complaints.

●	Signing and delivery: Customers can either purchase the car with full payment or in installments utilizing different financing options. After the customer enters into contracts with us and makes the down payment, our nationwide logistics and delivery service ships the car in a timely manner to the customer’s nearest fulfillment center. When the car arrives, our fulfillment service consultant will carry out a pre-fulfillment check on the car’s condition and carry out thorough cleaning and disinfection process. Once confirmed that the car is in good condition, we will invite the customer to our fulfillment center to inspect and pick up the car. The customer will make the rest of the payment at the fulfillment center. Once all procedures are completed, we will help our customer to register the car at local vehicle bureau and complete title transfers. If a customer is unable to pick up the car in person, we provide door-to-door car shipping services.

●	After-sale warranty: As part of our after-sale warranty, used cars bought from us without a special discount carries a 10-year refund policy covering certain major damages caused by severe accidents that existed prior to the sale.

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

Our Services

Our full suites of services provide customers with one-stop buying experience, for instance, we assist customers in dealing with a wide range of post-sale matters leveraging our expertise in the industry. Our omni-channel used car transaction business provides the following crucial service components:

●	Sales services. We have upgraded and transformed the entire online used car buying process and our online consulting team is able to deliver timely vehicle consulting services and facilitate a seamless self-service purchasing experience. In addition, we also enhanced the responsiveness and quality of our after-sales services delivered through online chat and hotlines to ensure high customer satisfaction. Since our Xi’an Superstore and Hefei Superstore have been in operation in 2021, we have expanded our offline service teams in both superstores to offer all-around and seamless services to our offline customers. In 2025, we further commenced trial operations of our Wuhan Superstore, Zhengzhou Superstore, and Jinan Superstore. In March 2026, we further commenced trial operations of our Tianjin Superstore, further expanding our offline presence. Under our omni-channel sales approach, we provide the same reliable, one-stop and hassle-free transaction services to customers no matter they purchase through our online platform or from our superstores.

●	Value-added products and services. In addition to vehicle sales services, we also have a wide range of car-related value-added products and services. We cooperate with used car financing solution providers and recommend personalized used car financing options to our customers according to their needs and profiles. We also cooperate with insurance solution providers and refer their auto insurance products to our customers. As of December 31, 2025, we partnered with one financing solution provider and nine insurance companies.

●	Warranty and repair services. As part of our after-sale warranty, used cars bought from us without a special discount carries a 10-year refund policy covering certain major damages caused by severe accidents that existed prior to the sale. In addition, our extended warranty services provide customers with different extended warranty solutions. Our maintenance service network comprises more than 350 outlets, covering all municipalities and nearly half of the prefecture-level cities in China. Our maintenance review team reviews the maintenance plan and ensures our maintenance quality. Our service consultants provide one-on-one exclusive after-sales services to improve our customers’ purchasing experience.

●	Nationwide door-to-door delivery services. A used car can be delivered to our fulfillment center and picked up by our customer in person. For cities with no fulfillment center, we provide door-to-door car shipping services leveraging our nationwide logistics network. Our logistic and delivery network covers more than 200 cities in China. With our industry-leading logistic routing system, a used car sold through our platform can be delivered to our customers typically within four days.

●	Nationwide title transfers and vehicle registration. For the retail vehicle sales under our inventory-owning model, Uxin owns the titles of the cars before they are sold to our customers. Following the completion of a transaction, the title will be transferred to our customer. We also offer flexible and comprehensive vehicle registration solutions to assist our customers from different cities in obtaining local license plates, which greatly reduces their waiting time. As of December 31, 2025, we partnered with title transfer service providers in more than 250 cities nationwide to handle the entire title transfer process for our customers.

Our Capabilities

Our comprehensive products and services are supported by a number of critical foundations, including proprietary technology and data analytics capabilities, reconditioning capabilities, one-stop services capabilities and unique omni-channel used car transaction fulfillment capabilities.

●	Data Analytics and Technology Capabilities: With a significant amount of data accumulated on our platform for more than 10 years since our inception in 2011, including user behavioral data, and data on used cars and used car transactions, we are able to continue to innovate our proprietary technologies. Our patented and industry-leading car inspection system, Jiancebao (检测宝), provides a comprehensive overview of a used car’s condition. Our AI- and big data-driven Manhattan pricing engine provides pricing for the sale of each used car based on the car’s specific condition. In addition, based on a wealth of data we have on user behavior, our AI-enabled Lingxi (灵犀) intelligent recommendation system provides personalized car recommendations to customers by analyzing their preferences, which make it easier for them to find the car of their choice; and our AI-powered Edison intelligent user profiling system helps our customer service personnel and sales consultants better understand customer profiles by analyzing their preferences in real time and predicting which used cars they are likely to buy, enabling us to create more effective sales strategies.

●	Reconditioning Capabilities: Equipped with our inspection and reconditioning experts and professional equipment, our used car superstores are able to recondition all retail vehicles to a “like new” condition, and streamline and standardize the entire reconditioning process, thereby greatly improving both quality and efficiency of our operations. By implementing sustainable supply chain practice and zero-waste policy, we optimize the reconditioning costs and offer our customers high-quality vehicles at attractive prices. We have accumulated and set up an integrated database of reconditioning standards and processes. In addition, we have adopted an advanced and intelligent reconditioning technology, which is more efficient, cost-effective, and environmentally friendly. After our Hefei Superstore in Changfeng, Hefei is fully completed and put into operation in the next few years, we expect the plant to have an annual production capacity of 60,000 to 100,000 vehicles, which is expected to provide Uxin with a stable and large supply of high-quality used vehicles in the coming years. Furthermore, we completed the relocation and update of our Xi’an Superstore in December 2022. The reconditioning factory in Xi’an has an annual capacity of 40,000 units to ensure that we have a large-scale supply of high-quality used cars. In 2025, we commenced trial operations of our Wuhan Superstore, Zhengzhou Superstore and Jinan Superstore. In March 2026, we further commenced trial operations of our Tianjin Superstore. Our Wuhan Superstore includes a reconditioning factory capable of inspecting and reconditioning up to 60,000 vehicles annually at full capacity. Our Zhengzhou Superstore includes an advanced reconditioning factory and its showroom can accommodate up to 3,000 vehicles for display and sale. Our Jinan Superstore encompasses approximately 40,000 square meters in phase one and can accommodate more than 1,000 vehicles for display and sale at full capacity. Our Tianjin Superstore includes an in-house reconditioning factory and its showroom can accommodate more than 3,000 vehicles for display and sale.

●	Nationwide Logistic and Delivery Capabilities: We believe we are the first company in China that has built a nationwide logistics and delivery network for used cars. All the logistics planning and delivery solutions are automated and output from our integrated intelligent logistics and routing system, which ensures a timely delivery and standard delivery fee. Through our order management system (OMS) and transportation management system (TMS), we operate and manage our logistics and delivery network in a centralized and transparent fashion, which allows us to take a systematic approach to assigning shipment orders to logistics providers as well as monitoring and managing delivery progress. In addition, our historically accumulated transaction volume brings better economy of scale to our platform, which in turn enables us to increase overall resource utilization and delivery efficiency by optimizing route planning. As a result, we have significantly improved our capabilities in operating used car logistics and delivery across China. For the purpose of monitoring each shipment, we temporarily install GPS device to track the car’s location in real time. A used car sold through our platform can be delivered to our customers typically within five calendar days via our logistics and delivery network.

Technology

We leverage sophisticated technology to provide a differentiated customer experience and improve our operations.

Jiancebao (检测宝) inspection system

Our proprietary Jiancebao (检测宝) system is an integrated and interactive vehicle inspection system. A significant portion of the inspection process is automatically conducted by our proprietary and state-of-the-art technology. The automatic inspection is enabled through wearable digital glasses to record the inspection process, automatic diagnostics of car condition from image recognition technology that can automatically identify certain car condition. A mobile device serves as the hardware management and data collection terminal during each car inspection. Equipped with touch screen and voice command features, the mobile device is a highly interactive platform powered by our inspection software. The mobile device is also connected to multiple inspection hardware devices, including wearable digital glasses, endoscopy, a vehicle on-board diagnostics system and a coating thickness gauge. Our inspection professionals follow the instructions prompted by the mobile device and interact with the software system through the touch screen and voice commands during the inspection process. After each inspection, our system automatically generates a comprehensive standardized inspection report. Each condition report includes extensive information on, among many other data points, the exterior and interior of the car, structure and engine condition. Our upgraded inspection system involves a standard procedure that covers more than 750 documented check points. As a result, our inspection system improves both inspection accuracy and efficiency. As of December 31, 2025, we had 12 patents in relation to vehicle inspection.

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

Our Manhattan pricing engine maintains high accuracy by updating its algorithms on a real-time basis with the transaction data collected in the latest week. Since 2018, our platform has completed over 247,138 used vehicle transactions through our 2C business comprising both in-store and online purchases at our used car superstores, which has contributed valuable transaction-related data to our database.

Lingxi (灵犀) intelligent recommendation system

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

As an established used car brand in China, Uxin has enjoyed high brand awareness among Chinese consumers. In May 2019, we were named as the only used car e-commerce brand in BrandZ’s 2019 Top 100 Most Valuable Chinese Brands and the 71st most valuable Chinese brand on the list. In 2020, we were named as the No. 1 Brand for Mind Share in the Used Car Transactions Market as well as the Premier Used Car Brand in the 9th Hubei Auto Jinlun Prize. In 2021, we were awarded the Outstanding Member of China Automobile Dealers Association and won the General Business Award issued by China Automobile Dealers Association. In 2022, we were awarded the 2021-2022 Industry Quality Breakthrough Award by China Business Herald, Most Valuable Social Service Company by Zhitongcaijing as well as the 10th Hubei Auto Jinlun Prize—the Premier Used Car Brand by Hubei Daily. In 2023, we were awarded the Outstanding Used Car Dealer of the Year for the Anhui Automobile Industry, the Best User Experience Award in the used car circulation sector at the China Internet Economy Forum, and the Innovative Enterprise of the Year for Industry Quality at the Seventh Annual Northwest Automobile Market Awards. In 2024, we were awarded 2024 Brand Power Listed Company, 2023-2024 Business Innovation Sample Enterprise, and 2024 China Used Car Industry Standard Leader. In 2025, we were awarded the Annual Automobile Circulation Enterprise at the Ninth Annual Northwest Automobile Market Awards, the 2025 Outstanding Used Car Contribution Enterprise and the 2025 Special Contribution Award by the Xi’an Automobile Circulation Association, the 2025 Used Car Service Pilot Enterprise by the Xi’an Automobile Circulation Association, and were selected as an Outstanding Case of Trade-in Enterprise at the 2025 Xi’an City Consumer Brand Cooperation Week and Boost Consumption Year Awards Ceremony. As we continue to optimize our traffic acquisition channels, starting from 2020, we have also been working on enhancing NPS among our customers by continuously improving our service quality and customer satisfaction to further increase our brand awareness as well as the likelihood of existing customers to recommend or refer our products and services to other potential customers.

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

Intellectual Properties

Our intellectual property contributes to our competitive advantages among e-commerce platforms for used cars in China. To protect our brand and other intellectual property, we rely on a combination of patent, trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. As of December 31, 2025, we had obtained 141 patents (of which 27 patents have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the divestiture of 2B businesses to 58.com or the 2B Divestiture), 1007 trademarks (of which 12 trademarks have been non-exclusively licensed and 90 trademarks have been exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), 65 software copyrights (of which 8 software copyrights have been non-exclusively licensed to an affiliate of 58.com in 2020 as part of the 2B Divestiture), and 5 works copyrights, 38 domain names and have entered into confidentiality and proprietary rights agreement with employees, consultants, contractors, and other business partners.

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

Regulation Relating to Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which were subsequently revised. The Administrative Measures on Internet-based Information Services (Revised in 2024) has came into effect on January 25, 2025. The newly revised Internet Measures classify Internet information services into two categories—commercial and non-commercial—subjecting the former to a licensing system and the latter to a filing system. The Measures prohibit the production, reproduction, and dissemination of unlawful information; require service providers to retain relevant business records for a minimum of 60 days and to cooperate with inquiries lawfully conducted by relevant authorities; strengthen obligations regarding network and information security as well as personal information protection; clarify the division of supervisory and administrative responsibilities among regulatory departments; and prescribe corresponding legal liabilities (including the imposition of fines and the revocation of licenses) for various types of violations.

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

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration for Market Regulation and relevant tax authorities; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

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

The Cyberspace Administration of China issued the Measures for the Administration of National Cybersecurity Incident Reporting on September 11, 2025, and the Measures came into force on November 1, 2025. It establish a strict reporting framework for information security and privacy protection, mandating that network operators, particularly critical information infrastructure operators, conduct incident classification in accordance with GB/T 20986-2023 and report major or higher-level incidents within strict time limits: no later than 1 hour for critical infrastructure-related incidents, 2 hours for central Party and state organs, and 4 hours for other operators, with supplementary reports required for new developments. Incident reports must detail affected systems, incident time/level/impact, leaked data (including ransom amounts for ransomware attacks), preliminary cause analysis, and response measures, while operators must conduct a post-incident summary and submit a report within 30 days. The Measures tie incident severity directly to data breach impacts—such as the volume of personal information leaked—and require coordination via the 12387 hotline and official channels, with heavier penalties for delayed, omitted, or falsified reporting, all formulated to enforce obligations under the Cybersecurity Law, Data Security Law, and Personal Information Protection Law.

The Cybersecurity Law of the People’s Republic of China (2025 Amendment) enacted by the Standing Committee of the National People’s Congress on October 28, 2025, and effective as of January 1, 2026, establishes comprehensive rules for information security and privacy protection. It mandates that network operators must strictly keep collected user information confidential, establish sound information protection systems, and collect/use personal information only by adhering to the principles of lawfulness, legitimacy, and necessity, with transparent rules and explicit user consent, while refraining from collecting irrelevant data; it further clarifies that personal information processing must also comply with the Civil Code, the Personal Information Protection Law, and other relevant laws and regulations, strengthens cross-border data transfer controls by requiring security assessments for providing personal and important data of critical information infrastructure operators overseas, and imposes significantly harsher penalties—including fines up to 10 million yuan for serious violations—for failures to fulfill security obligations, data leaks, or non-compliant information handling, alongside provisions for timely remedial measures, user notifications, and authority reporting in information security incidents.

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

Patent

On March 12, 1984, the Standing Committee of the National People’s Congress promulgated the Patent Law, which was amended in September 4, 1992, August 25, 2000, December 27, 2008 and October 17, 2020. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was amended on January 9, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Invention patent is valid for 20 years, design patent is valid for 15 years, and utility model patent is valid for 10 years. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights. As of December 31, 2025, we had been issued 141 patents in the PRC.

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

Regulations on Unfair Competition

On April 23, 2019, the Standing Committee of the National People’s Congress promulgated the amended Anti-Unfair Competition Law of the People’s Republic of China, or the Anti-Unfair Competition Law, which became effective on April 23, 2019 and amended on October 15, 2025.

Pursuant to the Anti-Unfair Competition Law, a business operator shall not conduct any false or misleading commercial publicity in respect of the performance, functions, quality, sales, user reviews, and honors received of its commodities, in order to defraud or mislead consumers and other business operators. A business operator publishing any false advertisements in violation of this provision shall be punished in accordance with the Advertising Law of the People’s Republic of China.

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

In addition, according to the Anti-Unfair Competition Law, a business operator is prohibited from any of the following unfair activities: (i) committing act of confusion to mislead a person into believing that a commodity is one of another person or has a particular connection with another person; (ii) seeking transaction opportunities or competitive edges by bribing relevant entities or individuals with property or by any other means; (iii) infringing trade secrets; (iv) premium campaign violating the provision of the Anti-Unfair Competition Law; (v) fabricating or disseminating false or misleading information to damage the goodwill or product reputation of a competitor; and (iv) online activities—issues concerning data acquisition, the abuse of platform rules, mandatory low-pricing on platforms, and the abuse of a dominant market position.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report on Form 20-F:

D.	Property, Plants and Equipment

Our Beijing office, Xi’an Superstore, Hefei Superstore, Wuhan Superstore, Zhengzhou Superstore and Jinan Superstore covered an aggregate of more than 800,000 square meters. These facilities currently accommodate our management headquarters, used car superstores, as well as most of our sales and marketing, R&D, general and administrative activities.

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

On September 27, 2025, we officially opened our fourth used car superstore in Zhengzhou, Henan Province. The new facility can display up to 3,000 vehicles and integrates an advanced reconditioning factory.

On December 17, 2025, we announced the official opening of our used car superstore in the city of Jinan in Shandong Province. Phase one of the Jinan superstore encompasses approximately 40,000 square meters and can accommodate more than 1,000 vehicles for display and sale at full capacity.

On March 31, 2026, we announced the official opening of our used car superstore in the city of Tianjin, which is our sixth used car superstore. The Tianjin superstore integrates Uxin’s in-house reconditioning factory with a used car showroom that can accommodate more than 3,000 vehicles for display and sale at full capacity, supporting a highly standardized and efficient used car retail experience.

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

From September 2020, our vehicle sales business generates revenues from vehicle sales under the new inventory-owning model, which covers retail vehicle sales business and wholesale vehicle sales business. We select vehicle inventory from consumers who intend to sell their existing cars, auction platforms, 4S stores and offline dealers. Our first used car superstore in Xi’an, second used car superstore in Hefei, third used car superstore in Wuhan, forth used car superstore in Zhengzhou, and fifth used car superstore in Jinan have been in operation since March 2021, November 2021, February 2025, September 2025 and December 2025, respectively, where we can recondition all retail inventory to a “like new” condition. Meanwhile, our Xi’an Superstore, Hefei Superstore, Wuhan Superstore, Zhengzhou Superstore and Jinan Superstore may also serve regional customers who pay in-store visit to our superstores. For retail vehicle sales business, the vehicles that meet our retail standards will be delivered to our Xi’an Superstore, Hefei Superstore, Wuhan Superstore, Zhengzhou Superstore, Jinan Superstore or Tianjin Superstore for further preparation, and then sell to consumers under our omni-channel sales approach, either from our online platform or from offline superstores. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels.

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

Major Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our business and operating results are affected by general factors affecting China’s in-store and online used car transaction industry, which include:

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

Ability to increase transaction volume

Our ability to continue to increase our transaction volume affects the growth of our business and our revenues. During the fiscal year ended December 31, 2025, our vehicle sales volume was 57,408, among which retail vehicle sales volume was 51,110 and wholesale vehicle sales volume was 6,298. We anticipate that our future revenue growth will continue to depend largely on the increase of transaction volume on our platform, especially the increase of retail vehicle transaction volume. Our ability to increase transaction volume depends on, among other things, our ability to continuously maintain a broad inventory and improve the service and user experience that we offer, our ability to maintain capital sufficiency, increase brand awareness, expand our service network and enhance our online used car transaction fulfillment and technology capabilities.

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

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the Twelve Months Ended December 31,
	2023		2024		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(unaudited)				(unaudited)
	(in thousands, except for percentages)
Retail vehicle sales	1,312,857	63.8	1,024,401	74.5	754,980	71.5	1,322,493	88.4	1,591,913	87.7	3,021,239	432,031	93.3
Wholesale vehicle sales	707,385	34.3	315,909	23.0	276,187	26.2	127,229	8.5	166,951	9.2	123,866	17,713	3.8
Others	38,999	1.9	34,419	2.5	24,411	2.3	45,484	3.1	55,493	3.1	94,588	13,526	2.9
Total revenues	2,059,241	100.0	1,374,729	100.0	1,055,578	100.0	1,495,206	100.0	1,814,357	100.0	3,239,693	463,270	100.0

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

Others

Our other revenues mainly consist of rebates collected from our financing and insurance partners, revenue derived from extended warranty services, and sales of vehicle accessories.

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

(Provision for)/Reversal of credit losses

Our reversal of credit loss was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

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

Hong Kong

Our subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5%. Under Hong Kong tax law, our subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax in the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025.

Results of Operations

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total revenues, for the periods presented.

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the Twelve Months Ended December 31,
	2023(1)		2024		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(unaudited)				(unaudited)
	(in thousands, except for percentages)
Revenues
Retail vehicle sales	1,312,857	63.8	1,024,401	74.5	754,980	71.5	1,322,493	88.4	1,591,913	87.7	3,021,239	432,031	93.3
Wholesale vehicle sales	707,385	34.3	315,909	23.0	276,187	26.2	127,229	8.5	166,951	9.2	123,866	17,713	3.8
Others	38,999	1.9	34,419	2.5	24,411	2.3	45,484	3.1	55,493	3.1	94,588	13,526	2.9
Total revenues	2,059,241	100.0	1,374,729	100.0	1,055,578	100.0	1,495,206	100.0	1,814,357	100.0	3,239,693	463,270	100.0
Cost of revenues	(2,033,797)	(98.8)	(1,294,161)	(94.1)	(996,052)	(94.4)	(1,392,815)	(93.2)	(1,690,924)	(93.2)	(3,023,298)	(432,326)	(93.3)
Gross profit	25,444	1.2	80,568	5.9	59,526	5.6	102,391	6.8	123,433	6.8	216,395	30,944	6.7
Operating expenses:
Sales and marketing (2)	(236,307)	(11.5)	(202,493)	(14.7)	(151,678)	(14.4)	(177,192)	(11.9)	(228,006)	(12.6)	(349,411)	(49,965)	(10.8)
Research and development (2)	(37,704)	(1.8)	(33,820)	(2.5)	(27,793)	(2.6)	(8,136)	(0.5)	(14,163)	(0.8)	(12,409)	(1,774)	(0.4)
General and administrative (2)	(164,505)	(8.0)	(177,386)	(12.9)	(102,050)	(9.7)	(123,536)	(8.3)	(198,871)	(11.0)	(89,691)	(12,826)	(2.8)
(Provision for)/reversal of credit losses, net	(13,844)	(0.7)	2,631	0.2	2,272	0.2	285	0.0	644	0.0	463	66	0.0
Total operating expenses	(452,360)	(22.0)	(411,068)	(29.9)	(279,249)	(26.5)	(308,579)	(20.6)	(440,396)	(24.3)	(451,048)	(64,499)	(13.9)
Other operating income, net	69,990	3.4	18,001	1.3	17,066	1.6	31,677	2.1	32,612	1.8	61,085	8,735	1.9
Loss from operations	(356,926)	(17.3)	(312,499)	(22.7)	(202,657)	(19.2)	(174,511)	(11.7)	(284,351)	(15.7)	(173,568)	(24,820)	(5.4)
Interest income	603	0.0	169	0.0	161	0.0	37	0.0	45	0.0	66	9	0.0
Interest expense	(21,243)	(1.0)	(62,598)	(4.6)	(38,628)	(3.7)	(69,061)	(4.6)	(93,031)	(5.1)	(94,466)	(13,508)	(2.9)
Other income	17,088	0.8	15,870	1.2	15,248	1.4	9,826	0.7	10,448	0.6	10,442	1,493	0.3
Other expenses	(24,153)	(1.2)	(5,941)	(0.4)	(1,855)	(0.2)	(3,516)	(0.2)	(7,603)	(0.4)	(5,297)	(757)	(0.2)
Foreign exchange (losses)/gains	(2,457)	(0.1)	1,525	0.1	1,014	0.1	279	0.0	790	0.0	394	56	0.0
Fair value impact of the issuance of senior convertible preferred shares	242,733	11.8	(11,776)	(0.9)	(11,776)	(1.1)	—	—	—	—	—	—	—
(Losses)/Net gain from extinguishment of debt	(2,778)	(0.1)	—	—	—	—	35,222	2.4	35,222	1.9	—	—	—
Loss before income tax expense	(147,133)	(7.1)	(375,250)	(27.3)	(238,493)	(22.6)	(201,724)	(13.5)	(338,480)	(18.7)	(262,429)	(37,527)	(8.1)
Income tax expense	(366)	0.0	(311)	(0.0)	(299)	(0.0)	(39)	(0.0)	(51)	(0.0)	(39)	(6)	(0.0)
Dividend from long-term investment	10,374	0.5	11,970	0.9	11,970	1.1	—	—	—	—	—	—	—
Equity in (loss)/income of affiliates, net of tax	(44)	0.0	(5,951)	(0.4)	—	—	2,429	0.2	(3,522)	(0.2)	—	—	—
Net loss	(137,169)	(6.7)	(369,542)	(26.9)	(226,822)	(21.5)	(199,334)	(13.3)	(342,053)	(18.9)	(262,468)	(37,533)	(8.1)

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the Fiscal Year Ended December 31,
	2023(1)		2024		2023		2024		2024		2025
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(unaudited)				(unaudited)
	(in thousands, except for percentages)
Add: accretion on redeemable non-controlling interests	—	—	(2,901)	(0.2)	(1,251)	(0.1)	(4,986)	(0.3)	(6,636)	(0.4)	(14,833)	(2,121)	(0.5)
Less: net loss attributable to non-controlling interests shareholders	(12)	(0.0)	(56)	(0.0)	(35)	(0.0)	(8)	(0.0)	(29)	(0.0)	239	34	0.0
Deemed dividend to preferred shareholders due to triggering of a down round feature	(755,635)	(36.7)	(2,060,254)	(149.9)	(278,800)	(26.4)	—	—	(1,781,454)	(98.2)	—	—	—
Net loss attributable to ordinary shareholders	(892,792)	(43.4)	(2,432,641)	(177.0)	(506,838)	(48.0)	(204,312)	(13.7)	(2,130,114)	(117.4)	(277,540)	(39,688)	(8.6)
Net loss per share for ordinary shareholders, basic	(0.66)	—	(1.11)	—	(0.35)	—	(0.00)	—	(0.05)	—	(0.00)	(0.00)	(0.00)

(1)	The consolidated results of operation for the fiscal year ended March 31, 2023 is derived from our FY2023 Form 20-F issued on August 14, 2023.
(2)	Share-based compensation in the amount of negative RMB47.3 million, RMB47.1 million, RMB35.4 million, RMB84.9 million, RMB96.6 million and RMB44.6 million (US$6.4 million) in the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2023 and 2024 and the twelve months ended December 31, 2024 (unaudited) and 2025, respectively, was charged to sales and marketing expenses, research and development expenses, and general and administrative expenses.

Fiscal Year Ended December 31, 2025 Compared to the Twelve Months Ended December 31, 2024 (unaudited)

Revenues

Total revenue. Our total revenues increased by 78.6% from RMB1,814.4 million in the twelve months ended December 31, 2024 to RMB3,239.7 million (US$463.3 million) in the fiscal year ended December 31, 2025, driven by the increase in retail vehicle sales revenue, mainly due to the increase in retail transaction volume.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB3,021.2 million (US$432.0 million) in the fiscal year ended December 31, 2025, compared to RMB1,591.9 million in the twelve months ended December 31, 2024. The increase in retail vehicle sales revenue was mainly driven by the increase in retail transaction volume by 134.7% year over year, partially offset by the decrease in retail average selling price 19.2%. Retail transaction volume in the fiscal year ended December 31, 2025 was 51,110 units, compared to 21,773 units in the twelve months ended December 31, 2024. By offering superior products and services, we have maintained strong customer relationship and enhanced Uxin’s leading position in regional used car markets, leading to a high in-store customer conversion rate. Our established superstores in Xi’an and Hefei continued to deliver robust growth. Additionally, our new superstores in Wuhan, Zhengzhou and Jinan, which commenced trial operations in February, September and December 2025, respectively, are also important growth drivers.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB123.9 million (US$17.7 million) in the fiscal year ended December 31, 2025, compared to RMB167.0 million in the twelve months ended December 31, 2024. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. The decrease in wholesale vehicle sales revenue was mainly due to the decrease in the average selling price of wholesale vehicles.

Others. Our other revenues were RMB94.6 million (US$13.6 million) in the fiscal year ended December 31, 2025, compared to RMB55.5 million in the twelve months ended December 31, 2024. The increase was primarily attributable to growth in our value-added services, including higher rebate amounts received from certain financing partners for referring retail customers with financing needs, increased revenue from the sale of vehicle accessories, and higher revenue from extended warranty services.

Cost of revenues

Cost of revenues were RMB3,023.3 million (US$432.3 million) in the fiscal year ended December 31, 2025, representing an increase of 78.8% from RMB1,690.9 million in the twelve months ended December 31, 2024, mainly due to an increase in cost for acquiring used vehicles to expand our inventory to support the growth in transaction volume..

Gross profit

Our total gross profit was RMB216.4 million (US$30.9 million) in the fiscal year ended December 31, 2025, compared to RMB123.4 million in the twelve months ended December 31, 2024. Our gross margin was 6.7% in the fiscal year ended December 31, 2025, remaining stable compared to 6.8% in the twelve months ended December 31, 2024.

Sales and marketing expenses

Our sales and marketing expenses increased by 53.2% from RMB228.0 million in the twelve months ended December 31, 2024 to RMB349.4 million (US$50.0 million) in the fiscal year ended December 31, 2025. The increase was mainly due to the increased employee compensation for the sales teams as a result of the increase in headcount.

Research and development expenses

Our research and development expenses decreased by 12.4% from RMB14.2 million in the twelve months ended December 31, 2024 to RMB12.4 million (US$1.8 million) in the fiscal year ended December 31, 2025. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development as a result of the decrease in headcount.

General and administrative expenses

Our general and administrative expenses decreased by 54.9% from RMB198.9 million in the twelve months ended December 31, 2024 to RMB89.7 million (US$12.8 million) in the fiscal year ended December 31, 2025. The decrease was mainly due to a decrease in share-based compensation for personnel performing general and administrative functions.

Reversal of credit losses, net

We recorded reversal of credit losses, net of RMB0.6 million and RMB0.5 million (US$0.1 million) in the twelve months ended December 31, 2024 and 2025. Our reversal of credit losses, net was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

Other operating income, net

Our other operating income, net increased from RMB32.6 million in the twelve months ended December 31, 2024 to RMB61.1 million (US$8.7 million) in the fiscal year ended December 31, 2025. The increase was mainly due to gains from derecognition of certain long-aged liabilities.

Interest income

We had interest income of RMB45 thousand in the twelve months ended December 31, 2024 and RMB66 thousand (US$9 thousand) in the fiscal year ended December 31, 2025, respectively.

Interest expenses

We had interest expense of RMB93.0 million in the twelve months ended December 31, 2024 and RMB94.5 million (US$13.5 million) in the fiscal year ended December 31, 2025, respectively.

Other income

Other income was RMB10.4 million (US$1.5 million) in the twelve months ended December 31, 2025, stable compared with 10.4 million in the fiscal year ended December 31, 2024.

Other expenses

Other expenses decreased from RMB7.6 million in the twelve months ended December 31, 2024 to RMB5.3 million (US$0.8 million) in the fiscal year ended December 31, 2025.

Foreign exchange gains

We had foreign exchange gains of RMB0.8 million and RMB0.4 million (US$56 thousand) in the twelve months ended December 31, 2024 and 2025, respectively.

Net gains from extinguishment of debt

We recorded gain from extinguishment of debt in the amount of RMB35.2 million in the twelve months ended December 31, 2024 by disposing our company’s equity interest in Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”) to repay the long-term borrowing and related interest payable. Accordingly, the net gain from extinguishment of debt of RMB35.2 million represents the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the direct expense of RMB36.9 million. We did not record gain from extinguishment of debt in the fiscal year ended December 31, 2025.

Income tax expense

We had income tax expense of RMB39 thousand (US$6 thousand) in the fiscal year ended December 31, 2025, compared to RMB51 thousand in the twelve months ended December 31, 2024.

Equity in loss of affiliates

We had equity in loss of affiliates in the amount of nil in the fiscal year ended December 31, 2025, compared to RMB3.5 million in the twelve months ended December 31, 2024.

Net loss

As a result of the foregoing, our net loss decreased from RMB342.1 million in the twelve months ended December 31, 2024 to RMB262.5 million (US$37.5 million) in the fiscal year ended December 31, 2025.

Nine Months Ended December 31, 2024 Compared to Nine Months Ended December 31, 2023 (unaudited)

Revenues

Total revenue. Our total revenues increased by 41.6% from RMB1,055.6 million in the nine months ended December 31, 2023 to RMB1,495.2 million in the nine months ended December 31, 2024, driven by the increase in retail vehicle sales revenue, mainly due to the increase in retail transaction volume.

Retail vehicle sales revenue. Retail vehicle sales revenue was RMB1,322.5 million in the nine months ended December 31, 2024, compared to RMB755.0 million in the nine months ended December 31, 2023. The increase in retail vehicle sales revenue was mainly driven by the increase in retail transaction volume by 164.3% period-over-period, partially offset by the decrease in retail average selling price by 33.7%. Retail transaction volume in the nine months ended December 31, 2024 was 18,649 units, compared to 7,055 units in the nine months ended December 31, 2023. By offering superior products and services, we have maintained strong customer relationship and enhanced Uxin’s leading position in regional used car markets, leading to a high in-store customer conversion rate. Additionally, we continuously improved our retail vehicle inventory turnover rate, enabling us to achieve higher retail transaction volumes.

Wholesale vehicle sales revenue. Wholesale vehicle sales revenue was RMB127.2 million in the nine months ended December 31, 2024, compared to RMB276.2 million in the nine months ended December 31, 2023. Wholesale vehicle sales refer to vehicles purchased by us from individuals that do not meet our retail standards and are subsequently sold through online and offline channels. The decrease in wholesale vehicle sales revenue was mainly because an increased number of acquired vehicles that were subsequently reconditioned to meet the retail standards, rather than being sold through wholesale channels, driven by our improved inventory capacity and reconditioning capabilities.

Others. Our other revenues were RMB45.5 million in the nine months ended December 31, 2024, compared to RMB24.4 million in the nine months ended December 31, 2023. The increase was mainly due to an increase in our value-added services such as rebate received from certain financing partners for referring them to our retail customers with financing needs, an increase in revenue from sales of vehicle accessories and an increase in revenue from extended warranty services.

Cost of revenues

Cost of revenues were RMB1,392.8 million in the nine months ended December 31, 2024, representing an increase of 39.8% from RMB996.1 million in the nine months ended December 31, 2023, mainly due to an increase in cost for acquiring used vehicles to expand our inventory to support the growth in transaction volume.

Gross profit

Our total gross profit was RMB102.4 million in the nine months ended December 31, 2024, compared to RMB59.5 million in the nine months ended December 31, 2023. Our gross profit margin increased from 5.6% in the nine months ended December 31, 2023 to 6.8% in the nine months ended December 31, 2024. The increases in gross profit and gross profit margin were mainly due to the acceleration of the inventory turnover rate, the improvement of pricing and sales capabilities and the increase of our value-added services penetration rate, which generally have higher gross profit margin.

Sales and marketing expenses

Our sales and marketing expenses increased by 16.8% from RMB151.7 million in the nine months ended December 31, 2023 to RMB177.2 million in the nine months ended December 31, 2024. The increase was mainly due to an increase of the salaries and benefits expenses of our sales teams and an increase in right-of-use assets depreciation expenses as a result of relocation to our Hefei Superstore in September 2023.

Research and development expenses

Our research and development expenses decreased by 70.7% from RMB27.8 million in the nine months ended December 31, 2023 to RMB8.1 million in the nine months ended December 31, 2024. The decrease was mainly due to a decrease of the salaries and benefits expenses of employees engaged in research and development, resulting from a decrease in headcount of our research and development employees.

General and administrative expenses

Our general and administrative expenses increased by 21.1% from RMB102.1 million in the nine months ended December 31, 2023 to RMB123.5 million in the nine months ended December 31, 2024. The increase was mainly due to an increase in shared-based compensation for personnel performing general and administrative functions.

Reversal of credit losses, net

We recorded reversal of credit losses, net of RMB2.3 million and RMB0.3 million in the nine months ended December 31, 2023 and 2024. Our reversal of credit losses, net was mainly due to the loans recognized as a result of payment under the guarantee associated with our historically-facilitated loans.

Other operating income, net

Our other operating income, net increased from RMB17.1 million in the nine months ended December 31, 2023 to RMB31.7 million in the nine months ended December 31, 2024. The increase was mainly due to an increase in government grant.

Interest income

We had interest income of RMB0.2 million in the nine months ended December 31, 2023 and RMB37 thousand in the nine months ended December 31, 2024, respectively.

Interest expenses

We had interest expense of RMB38.6 million in the nine months ended December 31, 2023 and RMB69.1 million in the nine months ended December 31, 2024, respectively. The increase was mainly due to the increase of interest expenses on finance lease liabilities.

Other income

Other income decreased from RMB15.2 million in the nine months ended December 31, 2023 to RMB9.8 million in the nine months ended December 31, 2024.

Other expenses

Other expenses increased from RMB1.9 million in the nine months ended December 31, 2023 to RMB3.5 million in the nine months ended December 31, 2024.

Foreign exchange gains

We had foreign exchange gains of RMB1.0 million and RMB0.3 million in the nine months ended December 31, 2023 and 2024, respectively.

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

Net gain from extinguishment of debt

We recorded net gain from extinguishment of debt in the amount of RMB35.2 million in the nine months ended December 31, 2024 by disposing our company’s equity interest in Jincheng Consumer Finance (Sichuan) Co., Ltd. (“Jincheng”) to repay the long-term borrowing and related interest payable. Accordingly, the net gain from extinguishment of debt of RMB35.2 million represents the difference between the total amount of borrowing of RMB312.1 million derecognized (including principal of RMB292.0 million and interests of RMB20.1 million) and the aggregate amount of RMB240.0 million repaid and the direct expense of RMB36.9 million. We did not record losses from extinguishment of debt in the nine months ended December 31, 2023.

Income tax expense

We had income tax expense of RMB39 thousand in the nine months ended December 31, 2024, compared to RMB299 thousand in the nine months ended December 31, 2023.

Dividend from long-term investment

Dividend from long-term investment was nil in the nine months ended December 31, 2024, compared to RMB12.0 million in the nine months ended December 31,2023.

Equity in loss of affiliates

We had equity in loss of affiliates in the amount of RMB2.4 million in the nine months ended December 31, 2024, compared to nil in the nine months ended December 31, 2023.

Net loss

As a result of the foregoing, our net loss decreased from RMB226.8 million in the nine months ended December 31, 2023 to RMB199.3 million in the nine months ended December 31, 2024.

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

Cash flows and working capital

In addition to experiencing net losses during the periods presented, we had net cash used in operating activities of RMB251.1 million, RMB262.4 million, RMB194.0 million and RMB504.4 million (US$72.1 million) in the fiscal years ended March 31, 2023 and 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, respectively. Our principal sources of liquidity have been proceeds from issuances of equity and equity-linked securities.

●	On March 18, 2024, we entered into a term sheet with Xin Gao and NC Fund to enter into definitive agreements for the financing in an aggregate amount of approximately US$34.8 million at a subscription price of US$0.004858 per share. On March 26, 2024, we and Xin Gao entered into a share subscription agreement for, and completed on the same day, the issuance of 1,440,922,190 senior convertible preferred shares to Xin Gao for a total consideration of US$7.0 million. For the accounting impact resulted from the issuance price lower than market price, please refer to “Item 7. Major Shareholders and Related Party Transactions.”

●	On June 21, 2024, we entered into another supplemental agreement with WeBank which revised and extended the repayment schedule of RMB30.0 million each due on June 30, 2024 and December 31, 2024, respectively, to monthly repayments of RMB2.5 million each month from December 2024 to November 2026. On June 30, 2025, we and WeBank mutually agreed to adjust the remaining payables and RMB5.9 million payables was waived.

●	On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing and Youxin Anhui have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. We have repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing in April 2025, thereby settling our obligations under the loan agreement with Pintu Beijing. Additionally, in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

●	On March 4, 2025, we entered into certain definitive agreements with Fame Dragon, an investment vehicle of NIO Capital, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. The parties entered into the definitive agreements following the Fame Dragon’s acquisition and assumption of NC Fund’s rights and obligations under the previously announced binding term sheet entered into on March 18, 2024 among NC Fund, Xin Gao Group Limited and us. As of December 31, 2025, we have received US$27.8 million and issued 5,738,268,233 Class A Ordinary Shares to Fame Dragon and entities designated by it.

●	On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited.

●	On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, the affiliate of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliate of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

We have incurred net losses since inception. For the fiscal year ended December 31, 2025, we incurred net loss of RMB262.5 million (US$37.5 million) and had net operating cash outflow of RMB504.4 million (US$72.1 million). As of December 31, 2025, we had accumulated deficit in the amount of RMB19.9 billion (US$2.8 billion), our current liabilities exceeded current assets by approximately RMB233.0 million (US$33.3 million), and our cash balance was RMB83.0 million (US$11.9 million). These adverse conditions and events, before considering our plan, raise substantial doubt about our ability to continue as a going concern.

Our ability to continue as a going concern is dependent on the effective implementation of our plan to mitigate these conditions and events. A summary of our plan includes:

●	As of December 31, 2025, we had outstanding borrowings of RMB313.1 million (US$44.8 million) under the inventory-pledged financing facility agreements with certain banks and financial institutions in the PRC, with unused facilities amounting to RMB323.9 million. These facility agreements will mature within one year since the date of the issuance of the consolidated financial statements and we will make efforts to continue the cooperations with the banks and financial institutions with the plan to obtain renewals when the facility agreements become mature.

●	In December 2025, we entered into share subscription agreements with certain existing shareholders and their affiliated entities, including Abundant Grace Investment Limited, Prestige Shine Group Limited and Abundant Glory Investment L.P. for issuance of shares with a total consideration of US$60.0 million. As of the date of the issuance of the consolidated financial statements, we have received US$17.0 million. Based on the arrangement with these investors, we expect to timely receive the remaining consideration of US$43.0 million no later than June 30, 2026.

●	Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd., or Hefei Construction Investment, which is also the lessor of our used car retail superstore, Hefei Construction Investment is obligated to reinvest in Uxin Hefei after receiving the annual lease payments over a 10-year lease period. The first three year rental payables were agreed with Hefei Construction Investment to be converted into the investment of its equity interests in Uxin Hefei. The fourth-year rental will become due in September 2026 and we plan to further agree with Hefei Construction Investment to convert the fourth-year rental payable into HCI’s investment.

●	We plan to receive the capital contributions of RMB37.5 million and RMB7.3 million from two non-controlling shareholders of our two subsidiaries which operate the superstores in Zhengzhou and Wuhan by the end of December 2026 according to the equity investment agreements with these non-controlling shareholders.

●	With the funds from the above equity and debt financings, we will increase the scale of vehicle purchase and inventory level in order to drive up the our vehicle sales volume and revenue, while maintaining vehicle inventory turnover by managing vehicle sale prices. In addition, we plan to improve the our gross profit margin by promoting other value-added services offered to customers. Our plan also contemplates that, in view of the uncertainties in connection with the above equity and debt financings, we will make necessary adjustments to the operation scale by managing vehicle purchase volume based on the liquidity position, and optimize our cost structure to reduce expenses such as labour costs, advertising expenses and administrative expenses.

We has concluded that it is probable to effectively implement the above plans and has prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements. Based on our evaluation, we concluded that these plans have alleviated the substantial doubt about the our ability to continue as a going concern, and the our cash and cash equivalents, funds from the planned equity and debt financings and cash flows from operations are sufficient for us to meet its anticipated working capital requirements and other capital commitments, and we will be able to meet its payment obligations for liabilities that will fall due, within the next twelve months from the date these consolidated financial statements are issued. Accordingly, our consolidated financial statements have been prepared on a going concern basis.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Years Ended March 31,		For the Nine Months Ended December 31,		For the Twelve Months Ended December 31,
	2023 (1)	2024	2023	2024	2024	2025
	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(unaudited)		(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(251,140)	(262,446)	(207,101)	(193,980)	(249,325)	(504,352)	(72,120)
Net cash used in investing activities	(32,032)	(11,339)	(10,340)	(2,398)	(3,397)	(21,152)	(3,025)
Net cash generated from financing activities	239,985	205,301	144,034	198,310	259,577	581,539	83,158
Effect of exchange rate changes on cash, cash equivalents and restricted cash	221	(914)	42	14	(942)	1,163	166
Net (decrease)/increase in cash, cash equivalents and restricted cash	(42,966)	(69,398)	(73,365)	1,946	5,913	57,198	8,179
Cash, cash equivalents and restricted cash at beginning of the period	136,297	93,331	93,331	23,933	19,966	25,879	3,701
Cash, cash equivalents and restricted cash at end of the period	93,331	23,933	19,966	25,879	25,879	83,077	11,880

(1)	The summary of cash flow for the fiscal year ended March 31, 2023 is derived from our FY2023 Form 20-F issued on August 14, 2023.

Operating Activities

Net cash used in operating activities was RMB504.4 million (US$72.1 million) for the fiscal year ended December 31, 2025. In the fiscal year ended December 31, 2025, the difference between our net cash used in operating activities and our net loss of RMB262.5 million (US$37.5 million) mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB44.6 million (US$6.4 million), and amortization of right-of-use of RMB52.6 million (US$7.5 million) and partially offset by waiver of operating payables of RMB45.4 million (US$6.5 million). Changes in the working capital accounts mainly included an increase of inventory of RMB364.5 million (US$52.1 million), an increase of payables, accruals and other current liabilities of RMB92.5 million (US$13.2 million), and a decrease in consideration payable to WeBank of RMB30.0 million (US$4.3 million). The increase in inventory was primarily attributable to the expansion of our business scale. The increase in payables, accruals and other current liabilities was mainly due to the increase in lease liability. The decrease in consideration payable to WeBank was mainly due to the instalment payments based on the agreed-upon schedule with WeBank.

Net cash used in operating activities was RMB194.0 million for the nine months ended December 31, 2024. In the nine months ended December 31, 2024, the difference between our net cash used in operating activities and our net loss of RMB199.3 million mainly resulted from certain non-cash expenses and non-operating income, including shared-based compensation of RMB84.9 million, and partially offset by losses from extinguishment of debt of RMB35.2 million. Changes in the working capital accounts mainly included an increase of inventory of RMB105.8 million, an increase of payables, accruals and other current liabilities of RMB46.7 million, and a decrease in consideration payable to WeBank of RMB22.5 million. The increase in inventory was primarily attributable to the expansion of our business scale. The increase in payables, accruals and other current liabilities was mainly due to the increase in lease liability. The decrease in consideration payable to WeBank was mainly due to the settlement of our historical payables and instalment payments based on the agreed-upon schedule with certain suppliers and WeBank.

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

Investing Activities

Net cash used in investing activities was RMB21.2 million (US$3.0 million) for the fiscal year ended December 31, 2025, primarily attributable to purchase of property, equipment and software as we expanded our business.

Net cash used in investing activities was RMB2.4 million for the nine months ended December 31, 2024, primarily attributable to purchase of property, equipment and software as we expanded our business.

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

Financing Activities

Net cash generated from financing activities was RMB581.5 million (US$83.2 million) for the fiscal year ended December 31, 2025, primarily attributable to the proceeds from investors and proceeds from borrowings, partially offset by the repayments of borrowings.

Net cash generated from financing activities was RMB198.3 million for the nine months ended December 31, 2024, primarily attributable to the proceeds from short-term inventory-pledged loans, partially offset by the repayments of short-term borrowings from third parties and related party.

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

Material Cash Requirements

We made capital expenditures of RMB12.7 million, RMB5.2 million and RMB21.5 million (US$3.1 million) in the fiscal years ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025 respectively. Our capital expenditures were primarily related to procurement of equipment and expenditure regarding construction of Hefei Superstore, Wuhan Superstore, Zhengzhou Superstore and Jinan Superstore, and purchase of computer equipment and software and leasehold improvements. We will continue to make such capital expenditures to support the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	323,169	47,004	101,662	107,838	66,665
Finance lease obligations	1,712,500	260,220	264,948	264,948	922,384
Total	2,035,669	307,224	366,610	372,786	989,049

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

Under the terms of an equity investment agreement with Huigang Qihang and Jiangyin Chan Fa Ke, the parties hold significant repurchase rights under this agreement. Pursuant to the agreement, Huigang Qihang and Chan Fa Ke Chuang has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Jiangyin fails to commence operating activities within one year since establishment, or if the board of Uxin Jiangyin is unable to reach effective resolutions for more than three times.

Our redeemable non-controlling interests amounted to RMB336.1 million as of December 31, 2025. See “Item 4. Information on the Company—A. History and Development of the Company.”

Other than the above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, we review these estimates based on information that is currently available. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

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

Impairment of long-lived assets

We assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. These estimates are based on actual and prior year performance and market development expectations. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Recent Accounting Pronouncements

Please refer to Note 2 to our consolidated financial statements included elsewhere in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Kun Dai	44	Chairman of the Board of Directors and Chief Executive Officer
Bin Li	51	Director
Erhai Liu	57	Director
Cheng Lu	43	Independent Director
Li Ying	45	Independent Director
John Zhuang Yang	71	Independent Director
Feng Lin	46	Chief Financial Officer
Zhitian Zhang	44	Chief Operating Officer
Wenbing Jing	45	President
Chengbin Li	40	Chief Technology Officer

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

Ms. Li Ying has been serving as our director since May 2025. Ms. Ying is an independent investor focused on artificial intelligence and consumer sectors. She has over 15 years of experience in the international capital markets. She was a partner at Clearvue Partners, a mid-cap venture capital fund from 2012 to 2023, where she led investments in a number of industry-leading companies across the internet, artificial intelligence, and consumer sectors. Her investment portfolio includes 111, Inc. (Nasdaq: YI), Ping An Healthcare and Technology Company Limited (HKSE: 1833), Pony AI Inc. (Nasdaq: PONY), and Intercos Group (Borsa Italiana: ICOS). Prior to joining Clearvue Partners, she worked in the investment banking division of Goldman Sachs from 2008 to 2012, where she led a number of IPO transactions for Chinese companies in Hong Kong and the United States. She served as a financial performance management consultant at Accenture from 2004 to 2006, and as an auditor at PricewaterhouseCoopers Zhong Tian LLP from 2002 to 2004. Ms. Ying received her MBA from the Wharton School at the University of Pennsylvania and a bachelor of science degree in Chemistry from Fudan University.

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

Mr. Wenbing Jing has been appointed as our president in April 2026. Previously, he was our chief strategy officer upon rejoining in November 2021 as our chief strategy officer. He has extensive experience in strategy and operation management. Prior to re-joining Uxin, Mr. Jing served as vice president as well as general manager of the used car department at Autohome Inc. (Nasdaq: ATHM). Prior to that, Mr. Jing had served various roles at Uxin from 2011 to 2019, including general manager of Uxin’s southern division, and executive president and chief strategy officer of Uxin. Mr. Jing received his master of laws from the school of law of Cardiff University in the United Kingdom.

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

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of RMB1.5 million (US$0.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated affiliated entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

2018 Amended and Restated Share Incentive Plan

We adopted the 2018 Amended and Restated Share Incentive Plan in February 2018, which was further amended in August 2018, November 2018, April 2024, and April 2026, for the purpose of promoting the success and enhance the value of our company, by linking the personal interests of the members of the board, employees, consultants and other individuals to those of our shareholders and, by providing an incentive for outstanding performance, to generate superior returns for our shareholders. We increased twice the number of shares reserved for future awards under the plan as we amended such plan in November 2018 and in April 2026, respectively. We refer to the 2018 Amended and Restated Share Incentive Plan, as amended, as the Amended and Restated Plan in this annual report. Under the Amended and Restated Plan, the maximum aggregate number of shares which may be issued pursuant to all awards is 3,214,393,635 Class A ordinary shares. As of April 25, 2026, 1,583,067,000 share options and 70,847,400 restricted share units have been issued and outstanding under the Amended and Restated Plan.

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

Termination. The plan shall terminate in August 2038, provided that our board may terminate the plan at any time and for any reason.

The following table summarizes the outstanding options and restricted share units that we had granted to our directors and executive officers under the Amended and Restated Plan as of April 25, 2026:

	Ordinary Shares Underlying Outstanding Options or Restricted Share units	(US$/Share) Exercise Price	Grant Date	Expiration Date
Cheng Lu	22,524,300	—	Various dates from September 30, 2022 to April 24, 2026	August 20, 2038
John Zhuang Yang	22,524,300	—	Various dates from September 30, 2022 to April 24, 2026	August 20, 2038
Feng Lin	142,047,600	0.00003333 to 0.03333333	Various dates from August 19, 2019 to April 24, 2026	August 20, 2038
Zhitian Zhang	282,256,200	0.033 to 1.09	Various dates from March 01, 2019 to April 24, 2026	August 20, 2038
Wenbing Jing	117,205,800	0.000000003 to 0.0001	Various dates from January 1, 2022 to April 24, 2026	August 20, 2038
Chengbin Li	70,887,000	1 to 1.03	Various dates from January 1, 2019 to April 24, 2026	August 20, 2038
Li Ying	7,368,000		Various dates from May 23, 2025 to April 24, 2026	August 20, 2038
Total	664,813,200

*	Less than 1% of our total ordinary shares outstanding on as-converted basis.

As of April 25, 2026, other grantees as a group held options to purchase 2,410,579,800 Class A ordinary shares of our company, with exercise prices ranging from US$0.00001 to US$3.0 per share.

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

Audit Committee. Our audit committee consists of Li Ying, Cheng Lu and John Zhuang Yang. Li Ying is the chairperson of our audit committee. We have determined that each of Li Ying, Cheng Lu and John Zhuang Yang satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. We have determined that Li Ying qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of John Zhuang Yang, Li Ying and Cheng Lu. John Zhuang Yang is the chairperson of our compensation committee. We have determined that each of John Zhuang Yang, Li Ying and Cheng Lu satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Cheng Lu, John Zhuang Yang and Li Ying. Cheng Lu is the chairperson of our nominating and corporate governance committee. We have determined that each of Cheng Lu, John Zhuang Yang and Li Ying satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2025, we had a total of 2,437 employees. We had a total of 760, 846 and 1,045 employees as of March 31, 2023 and 2024 and December 31, 2024, respectively.

The following tables give breakdowns of our employees as of December 31, 2025 by function:

As of December 31, 2025
Functions:
Products and technology	32
Operations	42
Car supply and purchase related personnel	694
Car inspection and inventory related personnel	526
Sales and pre-sales customer service	641
Fulfillment and after-sales customer service	357
Finance and legal	36
Human Resources, Administration & Corporate Procurement	61
Corporate communication and marketing	14
Others	34
Total	2,437

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 25, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own 5% or more of our ordinary shares on an as-converted basis.

The calculations in the table below are based on 65,994,078,379 shares outstanding as of April 25, 2026, comprising of (i) 65,953,268,518 Class A ordinary shares, excluding 1,632,099,892 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Amended and Restated Plan, and (ii) 40,809,861 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Shares (on an as-converted basis)	% †	% of Aggregate Voting Power††
Directors and Executive Officers*:
Kun Dai(1)	2,265,819,590	40,809,861	2,306,629,451	3.5	4.0
Bin Li(2)	13,243,815,346	—	13,243,815,346	20.1	20.0
Erhai Liu(3)	19,671,380,446	—	19,671,380,446	29.8	29.6
Cheng Lu	22,524,300	—	22,524,300	0.0	0.0
Li Ying	7,368,000	—	7,368,000	0.0	0.0
John Zhuang Yang	22,524,300	—	22,524,300	0.0	0.0
Feng Lin	142,047,600	—	142,047,600	0.2	0.2
Zhitian Zhang	282,526,200	—	282,526,200	0.4	0.4
Wenbing Jing	117,205,800	—	117,205,800	0.2	0.2
Chengbin Li	70,887,000	—	70,887,000	0.1	0.1
All Directors and Executive Officers in the aggregate	35,843,862,382	40,809,861	35,884,672,243	53.2	53.5
Principal Shareholders:
Joy Capital Entities(3)	19,671,380,446	—	19,671,380,446	29.8	29.6
NIO Capital Entities(4)	10,694,688,956	—	10,694,688,956	16.2	16.1

*	Each of Mr. Kun Dai, Mr. Feng Lin, Mr. Zhitian Zhang, Mr. Cheng Lu, Ms. Li Ying, Mr. John Zhuang Yang’s business address is 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing, People’s Republic of China. Mr. Bin Li’s business address is Unit 2412, 24F HKRI Taikoo Hui Center I, 288 Shimen Yi Road, Jing’an District, Shanghai, China 20041. Mr. Erhai Liu’s business address is 1501, Greenland Center B, Wangjingdongyuan 4, Chaoyang District, Beijing, People’s Republic of China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of (i) 65,994,078,379 shares outstanding as of April 25, 2026, and (ii) the number of ordinary shares underlying the share options held by such person or group that are exercisable within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 40,809,861 Class B ordinary shares directly held by Xin Gao, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director (ii) 1,440,922,190 Class A ordinary Shares directly held by Xin Gao, which are convertible from 1,440,922,190 senior convertible preferred shares on March 27, 2024, as reported on the Schedule 13D/A filed by Mr. Dai, among others, on March 28, 2024 and (iii) employee share options to purchase 824,897,400 Class A ordinary shares, directly held by Xin Gao. Pursuant to the Schedule 13G/A filed by Mr. Dai on July 30, 2020, Gao Li Group Limited, which is wholly owned by Mr. Kun Dai, pledged 17,276,410 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$50 million under a facility agreement entered into with a lender in June 2018. On April 6, 2020, the lender issued an instruction letter to enforce its security interests in the 17,276,410 Class A ordinary shares, and Gao Li Group Limited transferred such shares on July 21, 2020 to the lender. Pursuant to the Schedule 13G/A filed by Mr. Dai on May 27, 2021, Kingkey New Era Auto Industry Global Limited pledged 61,129,800 Class A ordinary shares pursuant to a share charge in connection with a loan in a maximum principal amount of US$150 million under a facility agreement entered into with certain lenders in December 2017, as amended from time to time. On March 15, 2021, one of the lenders issued a notice declaring that an event of default as defined under the facility agreement has occurred and an acceleration letter demanding immediate payment of the outstanding sum and declaring its intention to enforce its security interests. As a result, Kingkey New Era Auto Industry Global Limited transferred the 61,129,800 Class A ordinary shares it held to such lender on in May 2021. The registered office of Xin Gao is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The registered office of BOCOM International Supreme Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Redrock, TPG, 58.com and other existing shareholders.”

(2)	Represents (i) 13,010,646,944 Class A ordinary shares comprising of 67.8% of 19,190,582,710 Class A ordinary shares held by Abundant Grace Investment Limited. NBNW Investment Limited holds 67.7% of Abundant Grace Investment Limited’s voting rights. Accordingly, NBNW Investment Limited is deemed to be the beneficial owner of 67.7% of the 19,190,582,710 Class A ordinary shares, or 12,992,024,495 Class A ordinary shares, directly held by Abundant Grace Investment Limited, (ii) 17,030,073 Class A ordinary shares held by FAME DRAGON GLOBAL LIMITED and (iii) 216,138,329 Class A ordinary shares held by Abundant Glory Investment L.P. NBNW Investment Limited is a holding company indirectly and wholly owned by a family trust set up by Mr. Bin Li. Abundant Grace Investment Limited is 26.9% held collectively by Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P. FAME DRAGON GLOBAL LIMITED is 99% owned collectively by Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P. Nio Capital II holds 1% partnership interest in each of Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P. As the general partner of Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P., Nio Capital II may be deemed a beneficial owner of the issuer’s securities beneficially owned by Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P. Nio Capital II hereby disclaims beneficial ownership of any such securities, except to the extent of its pecuniary interest. Nio Capital II is the general partner of Abundant Glory Investment L.P. Mr. Bin Li holds 35% equity interest in Nio Capital II. The registered offices of Abundant Grace Investment Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The business address of NBNW Investment Limited is P.O. Box 957, Offshore Incorporations Centre Road Town, Tortola, British Virgin Islands. The above is based on the Form 3 filed by Mr. Bin Li on March 17, 2025.

(3)	Represents 19,671,380,446 Class A ordinary shares, comprising of (i) 17,496,912,310 Class A ordinary shares held by Astral Success Limited, which are convertible from 437,286,192 senior convertible preferred shares on March 26, 2024 and (ii) 1,469,706,336 Class A ordinary shares held by BRIGHTEST SKY LIMITED and (iii) 704,761,800 Class A ordinary shares held by Joy Capital III, L.P. Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. comprise the owners of the majority of the voting interest of Astral Success Limited. Joy Capital IV, L.P. is the owner of the voting interest of BRIGHTEST SKY LIMITED. Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P. and Joy Capital III GP, L.P. are the respective general partners of Joy Capital Opportunity, L.P., Joy Capital II, L.P. and Joy Capital III, L.P. Joy Capital IV GP, L.P. is the general partner of Joy Capital IV, L.P. Joy Capital GP, Ltd. is the general partner of Joy Capital Opportunity GP, L.P., Joy Capital II GP, L.P., Joy Capital III GP, L.P. and Joy Capital IV GP, L.P. Each of these entities are ultimately controlled by Mr. Erhai Liu. Mr. Erhai Liu disclaims beneficial ownership of the securities in us held by each of the above entities, except to the extent of Mr. Erhai Liu’s pecuniary interest therein, if any. The registered office of Astral Success Limited and BRIGHTEST SKY LIMITED is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of each of Joy Capital Opportunity, L.P., Joy Capital Opportunity GP, L.P., Joy Capital II, L.P., Joy Capital II GP, L.P., Joy Capital III, L.P., Joy Capital III GP, L.P., Joy Capital IV, L.P., Joy Capital IV GP, L.P. and Joy Capital GP, Ltd. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The above is based on the Schedule 13D/A filed by Joy Capital Opportunity, L.P. and certain other filers named therein on August 26, 2025 and the Form 3 filed by Mr. Erhai Liu on March 18, 2026.

(4)	Represent 10,694,688,956 Class A ordinary shares, comprising of (i) 617,538,082 Class A ordinary shares held by Abundant Glory Investment L.P., (ii) 4,914,884,125 Class A ordinary shares held by Fame Dragon Global Limited, and (iii) 26.9% of the 19,190,582,710 Class A ordinary shares held by Abundant Grace Investment Limited. Eve One Fund II L.P. and EVE ONE FUND II (PARALLEL) L.P. collectively hold 26.9% voting rights of Abundant Grace Investment Limited. Accordingly, Eve One Fund II L.P. is deemed to be the beneficial owner of 26.9% of the 19,190,582,710 Class A ordinary shares, or 5,162,266,749 Class A ordinary shares, held by Abundant Grace Investment Limited. In addition, Eve One Fund II L.P. is the parent company of Fame Dragon Global Limited. NIO Capital II LLC is the general partner of Eve One Fund II L.P. and Abundant Glory Investment L.P. The registered offices of Abundant Grace Investment Limited and Abundant Glory Investment L.P. are at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The address of Eve One Fund II L.P. is c/o Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman KY1-1002, Cayman Islands. The address of NIO Capital II LLC is Sertus Chambers, Governors Square, Suite #5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands. The above is based on the Schedule 13D/A filed by Abundant Grace Investment Limited and certain other filers named therein on October 10, 2025, Schedule 13D/A filed by NIO Capital II LLC on August 26, 2025 and the Form 3 filed by Mr. Bin Li on March 17, 2026.

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

To our knowledge, as of April 25, 2026, a total of 16,239,980,568 Class A ordinary shares (including 1,632,099,892 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) were held by one record holders in the United States, representing approximately 24.01% of our total outstanding ordinary shares on an as-converted basis. One of these holders is The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with NIO Capital and Joy Capital

In June 2021, we entered into shares subscription agreements, respectively, with NIO Capital and Joy Capital for an aggregate investment amount of up to US$315.0 million for the subscription of senior convertible preferred shares. The first closing in the amount of US$100.0 million was completed for the issuance of 291,290,416 senior convertible preferred shares on July 12, 2021. The second closing for the amounts of US$27.5 million, US$10 million and US$7.5 million were completed in November 2021, March 2022 and June 2022, respectively, pursuant to the financing transaction entered into among us, NIO Capital and Joy Capital in June 2021.

On January 12, 2023, we entered into an amendment agreement with NIO Capital and Joy Capital to extend the expiration date of certain warrants from January 12, 2023 to January 12, 2024, which entitled the warrants holders to subscribe to our convertible preferred shares of up to US$165 million.

Transaction with NIO Capital

On June 30, 2022, we entered into a definitive agreement, or the 2022 Subscription Agreement, with affiliates of an existing shareholder, NIO Capital, pursuant to which, NIO Capital has agreed to subscribe 714,285,714 senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to a reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

On April 4, 2023, we and NIO Capital entered into certain additional agreements in connection with the 2022 Subscription Agreement. Pursuant to these agreements: (i) the payment method of such outstanding purchase price was modified to permit a combination of cash payment and cancellation of indebtedness of us to NIO Capital; and (ii) the then outstanding purchase price of US$81.6 million under the 2022 Subscription Agreement was partially offset by the cancellation and discharge by NIO Capital of our obligations under the 2024 Notes totaling US$61.6 million that NIO Capital assigned from Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd. and Magic Carpet International Limited in April 2023. As of the date of this annual report, NIO Capital has fulfilled its obligation in an aggregate amount of US$100.0 million of the outstanding purchase price.

On March 4, 2025, we and Fame Dragon, an investment vehicle of NIO Capital, entered into a share subscription agreement, pursuant to which Fame Dragon agreed to purchase 5,738,268,233 Class A ordinary shares for a total consideration of US$27,876,506. On March 4, 2025 and upon the closing of the share subscription agreement with Fame Dragon, we and Fame Dragon entered into a registration rights agreement with respect to the Class A ordinary shares and American depositary shares representing Class A ordinary shares issuable to Fame Dragon. We have received US$27.8 million and issued 5,738,268,233 Class A Ordinary Shares to Fame Dragon and entities designated by it. The registration rights agreement grants the Fame Dragon customary shelf and piggyback registration rights.

Transaction with Joy Capital and Alpha

In June 2023, we have entered into a definitive agreement with Alpha and Joy Capital, regarding the warrants issued by us to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired from NIO Capital and Joy Capital the right to purchase up to 261,810,806 senior convertible preferred shares of us at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital (either together or separately) are entitled to, at their discretion, exercise the respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of us in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

Transaction with Nio Capital and Joy Capital

On December 26, 2025, we entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited, an affiliate of Joy Capital, agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

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

Transaction with Mr. Kun Dai

On February 22, 2024, we entered into a one-year loan agreement with Mr. Kun Dai, pursuant to which we borrowed RMB7.0 million from Mr. Kun Dai at an annual interest rate of 6%. the loan has been totally repaid on April 9, 2025.

Transaction with Pintu Beijing and Lightwind

On November 4, 2024, we entered into a share subscription agreement with Lightwind, an indirect wholly-owned subsidiary of Dida, pursuant to which Lightwind agreed to subscribe for 1,543,845,204 Class A ordinary shares for an aggregate subscription amount of US$7.5 million, based on a subscription price of US$0.004858 per share. The completion of transaction is subject to the closing conditions set forth in the share subscription agreement. In connection with the proposed investment, Pintu Beijing, an indirectly wholly-owned subsidiary of Dida, and Youxin (Anhui) Industrial Investment Group Co., Ltd., or Youxin Anhui, our wholly-owned subsidiary, have entered into a loan agreement pursuant to which Pintu Beijing agrees to extend a loan in a principal amount of RMB equivalent of US$7.5 million to Youxin Anhui. We have repaid the total amount of the principals and interests, amounting to RMB55.0 million in total, to Pintu Beijing, thereby settling our obligations under the loan agreement with Pintu Beijing. Additionally, in April 2025, we completed the issuance of Class A ordinary shares to Lightwind with a total consideration of US$7.3 million, adjusted downward from the originally agreed US$7.5 million to reflect the fluctuation in the exchange rate between U.S. dollars and Renminbi.

Transaction with Abundant Grace Investment Limited

On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited.

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

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may be subject to ongoing contractual disputes and other proceedings in the PRC and may be subject to other legal or administrative claims and proceedings arising in the ordinary course of business. Litigations or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, our business, results of operations and financial condition could be materially and adversely affected.”

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

A. Offer and Listing Details

Our ADSs, each representing 300 of our Class A ordinary shares, have been listed on Nasdaq since June 27, 2018. Our ADSs trade under the symbol “UXIN.”

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

Share Subscription Agreement. On June 30, 2022, we entered into a share subscription agreement with NIO Capital, or the 2022 Subscription Agreement, pursuant to which NIO Capital agreed to subscribe for 714,285,714 of our newly issued senior convertible preferred shares for an aggregate amount of US$100 million, which will be paid in multiple installments. The 714,285,714 senior convertible preferred shares were issued on July 27, 2022 in connection with the closing. Pursuant to the then-effective certificate of designation of senior convertible preferred shares of our company, the issuance of the senior convertible preferred shares on July 27, 2022 in connection with the closing of the foregoing transaction has led to a reduction in the conversion price, from US$0.3433 per Class A ordinary share to US$0.14 per Class A ordinary share, of the senior convertible preferred shares issued pursuant to the 2021 Subscription Agreement we entered into with certain investors in June 2021 and then outstanding. The fair value impact of the triggered down round feature amounted to RMB755.6 million and was recorded as a charge to accumulated deficit and a credit to additional-paid in capital.

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

Warrant Amendment. On June 30, 2023, we have entered into a definitive agreement with Alpha and Joy Capital, or 2023 Warrant Amendment, regarding the warrants issued by us to NIO Capital and Joy Capital in 2021. Pursuant to the foregoing definitive agreement and certain assignments of warrants among Alpha, NIO Capital and Joy Capital, Alpha acquired warrants from NIO Capital and Joy Capital which provide the right to purchase up to 261,810,806 senior convertible preferred shares of us at a modified exercise price of US$0.0457 per share. Joy Capital only assigned a portion of its warrants under this amended agreement. Alpha and Joy Capital are entitled to, at their discretion, exercise their respective warrants in full to subscribe for a total of 480,629,186 senior convertible preferred shares of us in an aggregate amount of US$21,964,754 no later than September 30, 2023. On August 17, 2023, Joy Capital has exercised its warrants to purchase 218,818,380 senior convertible preferred shares of our company at an exercise price of US$0.0457 per share for a total consideration of US$10.0 million. The warrants to purchase 261,810,806 senior convertible preferred shares held by Alpha were subsequently terminated.

Share Subscription Agreement. On December 26, 2025, we entered into a definitive share subscription agreement with affiliates of NIO Capital and Prestige Shine Group Limited, pursuant to which affiliates of NIO Capital and Prestige Shine Group Limited agreed to purchase 5,246,589,717 Class A ordinary shares for a total consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. As of the date of this annual report, affiliates of NIO Capital have designated Gold Wings Holdings Limited as the subscriber for a portion of its investment. We received US$10.0 million from Gold Wings Holdings Limited and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited. The closing of the remaining portion of the transaction is subject to customary closing conditions.

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

Certain Agreement with Abundant Grace Investment Limited

Share Subscription Agreement. On December 18, 2025, we entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of us. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 of our Class A Ordinary Shares at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. As of the date of this annual report, Abundant Grace Investment Limited has paid in an aggregate amount of US$7.0 million of the consideration. We have fully issued the 1,200,000,000 Class A ordinary shares to Abundant Grace Investment Limited, and are entitled to a remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited.

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

United States Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the PRC and the United States (the “Treaty”), all as of the date hereof, any of which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. This discussion, moreover, does not address U.S. federal estate or gift tax considerations, any minimum tax considerations, the Medicare tax on certain net investment or any state, local and non-U.S. tax considerations. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

●	persons who acquired their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	persons that hold their ADSs or Class A ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the total combined voting power or value of our stock; or

●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities,

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or Class A ordinary shares.

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

We do not believe that we were a PFIC for our taxable year ended December 31, 2025. However, because the determination of whether we have been or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets and the value of our assets from time to time, and because of the uncertainties described below, there can be no assurance that we have not been or will not be a PFIC in any taxable year. As previously disclosed, we believed that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019, and that it is possible that one or more of our subsidiaries were also PFICs for such year for U.S. federal income tax purposes.

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

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares even if we cease to meet the threshold requirements for PFIC status. As noted above, we believed we were a PFIC for our taxable year ended December 31, 2019. If we were a PFIC for our taxable year ended December 31, 2019, we will generally continue to be treated as a PFIC with respect to a U.S. Holder that owns ADSs or Class A ordinary shares that such U.S. Holder owned during any portion of our taxable year ended December 31, 2019, even if we are not a PFIC for any other taxable year, unless the U.S. Holder made or makes a “deemed sale” election with respect to our ADSs or Class A ordinary shares. Under a deemed sale election, the U.S. Holder will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an “excess distribution,” as described below. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the ADSs or Class A ordinary shares. U.S. Holders that owned our ADSs or Class A ordinary shares in 2019 are urged to consult their tax advisors regarding the potential application of the deemed sale election rules to their particular circumstances.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, and the discussion below regarding certain Treasury regulations, a U.S. Holder may be eligible to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit, such holder may be able to instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all otherwise creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax. In this event, it is unclear whether U.S. Holders would be entitled to claim benefits under the Treaty. Under the Code, capital gains of U.S. persons are generally treated as U.S. source income. However, if a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on such disposition gains. Pursuant to certain Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules governing foreign tax credits and deductibility of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including the applicability of the notice, their eligibility for benefits under the Treaty, the Treaty’s resourcing rule, the obligation to report a Treaty-based return position and any limitation on the creditability or deductibility of any PRC tax on disposition gains in their particular circumstances.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Interest Rate Risk

We may be exposed to risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents and restricted cash RMB78.0 million, and U.S. dollar-denominated cash balances of US$0.7 million. Assuming we had converted RMB78.0 million into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$11.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance converted from RMB-denominated cash and cash equivalents would have been US$10.1 million instead. Assuming we had converted US$0.7 million into RMB at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB5.1 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance converted from U.S. dollar-denominated cash balances would have been RMB5.6 million instead.

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

For the fiscal year ended December 31, 2025, we did not receive from payment from the depositary.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2025, because of the material weaknesses in our internal control over financial reporting described below. However, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2025 due to material weaknesses identified in our internal control over financial reporting as described below.

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

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are related to (i) the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, which resulted in audit adjustment on the treatment of forward contracts; and (ii) the lack of adequate control to evaluate and validate design and operating effectiveness of controls at a third party service organization we used in generating and executing vehicle business contracts and customer acceptance notice for vehicle sales business, which did not result in a misstatement to the consolidated financial statements. These material weaknesses could result in misstatements impacting the annual or interim consolidated financial statements that would not be prevented or detected.

Remediation Plan

We are in the process of implementing a number of measures to address the material weakness in relation to the lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, including: (i) hire more qualified financial and reporting personnel, including financial reporting manager, equipped with relevant U.S. GAAP and SEC reporting experiences and qualifications to strengthen the financial reporting function and to set up financial and system control framework; and (ii) implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

We are also in the process of implementing a number of measures to address the material weakness in relation to the lack of adequate control to evaluate and validate design and operating effectiveness of controls at a third party service organization we used in generating and executing vehicle business contracts (i.e. sales and purchase contracts) and customer acceptance notice for vehicle sales business. We engaged a third party service provider which provides us with business contracts and customer acceptance notice generation and electric signature services. We relied on and did not establish adequate controls to evaluate and validate design and operating effectiveness of controls at such service provider given that its services are highly standardized and are widely provided in PRC. To address the material weakness, we will comprehensively strengthen our oversight and control over this third-party service provider. Specifically, we plan to evaluate and validate the adequacy of design and effectiveness of controls at such third-party service provider. We also plan to establish the controls to review the business contracts and customer acceptance notice for vehicle sales business generated by such service provider at regular basis, and maintaining documentation of such reviews.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Our board of directors has determined that Li Ying, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

Item 16B.	Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in June 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.xin.com.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	In the Fiscal Year ended March 31, 2024	In the Nine Months ended December 31, 2024	In the Fiscal Year ended December 31, 2025
Audit fees(1)	US$872,540	US$684,997	US$1,186,884
All other fees(2)	—	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the fiscal year ended December 31, 2025, the audit refers to financial audit.

(2)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain financial due diligence projects, permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, has provided a letter to the Nasdaq Stock Market certifying that under Cayman Islands law, (i) we are not required to hold annual shareholders meetings every year; (ii) shareholder approval is not required for the adoption or amendment of an equity compensation plan; (iii) shareholder approval is not required for 20% share issuance at a price that is less than the minimum price as required in Nasdaq Rule 5635(d); (iv) we are not required to maintain a majority independent board as required in Nasdaq Rule 5605(b)(1); (v) shareholder approval is not required for issuance or potential issuance of securities that will result in a change of control as required in Nasdaq Rule 5635(b); (vi) we are not required to ensure that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (vii) we are not required to solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq; (viii) we are not required to provide for a quorum as specified in its by-laws for any meeting of the holders of common stock; provided, however, that in no case shall such quorum be less than 33 1/3% of the outstanding shares of the company’s common voting stock; (ix) shareholder approval is not required in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company as required in Nasdaq Rule 5635(a); (x) shareholder approval is not required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions, as required in Nasdaq Rule 5635(c); and (xi) shareholder approval is not required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock) at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement, which alone or together with sales by officers, directors or substantial shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance.

Specifically, for example, we have followed and intend to continue to follow our home country practice in lieu of the requirement to hold an annual meeting of shareholders no later than one year after the end of a fiscal year under Nasdaq Rule 5620(a).we followed home country practice in connection with certain share issuance transactions, including these with NIO Capital and Joy Capital, and the adoption of certain share incentive plans, in each case without seeking shareholder approval. In addition, in connection with the transaction with Alpha and Joy Capital in June 2023 regarding certain warrants initially issued by us to NIO Capital and Joy Capital in 2021, we have relied on home country practices in lieu of (i) Nasdaq’s requirement that voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 of the United States cannot be disparately reduced or restricted through any corporate action or issuance; (ii) Nasdaq’s requirement that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company and (iii) Nasdaq’s requirement that shareholder approval is required prior to issuance at a price that is less than the minimum price requirements stipulated by the Nasdaq Rule 5635(d). Lastly, we have relied on home country practice and our board of directors does not consist of a majority of independent directors.

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

In the fiscal year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3. Key Information—3D. Risk Factors—Risk Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects” on pages 15 to 18 of this annual report.

Part III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of Uxin Limited and its subsidiaries, as applicable, are included at the end of this annual report.

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

4.1*	2018 Fifth Amended and Restated Share Incentive Plan
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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.64†

Second Amended and Restated Voting Agreement by and among the Registrant, Kun Dai, Xin Gao Group Limited, Astral Success Limited, Abundant Grace Investment Limited and Abundant Glory Investment L.P. dated March 26, 2024 (incorporate by reference to Exhibit 4.64 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.65†

Investment (Capital Contribution Increase) Agreement between the Registrant and Hefei Construction Investment North City Industrial Investment Co., Ltd. dated September 20, 2023 (incorporated by reference to Exhibit 99.1 on Form 6-K filed by the Registrant with the Securities and Exchange Commission on November 30, 2023)

4.66†

English translation of Equity Transfer Agreement between the Registrant and Chengdu Tianfu Software ParkCo., Ltd. dated January 31, 2024 (incorporate by reference to Exhibit 4.66 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.67†

English translation of Loan Agreement between the Registrant and Mr. Kun Dai dated February 22, 2024 (incorporate by reference to Exhibit 4.67 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.68†

English translation of Equity Investment Agreement between the Registrant and Zhengzhou Airport Automobile Industry Co., Ltd. dated July 8, 2024 (incorporate by reference to Exhibit 4.68 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 31, 2024)

4.69†

English translation of Share Subscription Agreement between the Registrant and Lightwind Global Limited dated November 4, 2024 (incorporated by reference to Exhibit 4.69 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2025)

4.70†

English translation of Loan Agreement between the Registrant and Pintu (Beijing) Information Technology Co., Ltd. dated September 12, 2024 (incorporated by reference to Exhibit 4.70 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2025)

4.71†

English translation of Joint Venture Agreement between the Registrant and Wuhan Junshan Urban Asset Operation Co., Ltd. dated October 16, 2024 (incorporated by reference to Exhibit 4.71 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2025)

4.72†

English translation of Share Subscription Agreement between the Registrant and Fame Dragon Global Limited dated March 4, 2025 (incorporated by reference to Exhibit 4.72 of the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2025)

4.73*	Share Subscription Agreement between the Registrant and Abundant Grace Investment Limited dated December 18, 2025
4.74*	Registration Rights Agreement between the Registrant and Abundant Grace Investment Limited dated December 19, 2025
4.75*	Share Subscription Agreement between the Registrant and Abundant Glory Investment L.P. dated December 26, 2025
4.76*	Share Subscription Agreement between the Registrant and Prestige Shine Group Limited dated December 26, 2025
4.77*†

English translation of Joint Venture Agreement between Uxin (Anhui) Industrial Investment Group Co., Ltd., Jiangyin Huigang Qihang Investment Partnership and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) in February 2026

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

Uxin Limited

By:	/s/ Kun Dai
Name:	Kun Dai
Title:	Chairman and Chief Executive Officer

Date: April 30, 2026

UXIN LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1424)	F-2
Consolidated Balance Sheets as of December 31, 2024 and December 31, 2025	F-3
Consolidated Statements of Comprehensive Loss for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025	F-6
Consolidated Statements of Changes in Shareholders’ Deficit for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025	F-9
Consolidated Statements of Cash Flows for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025	F-11
Notes to the Consolidated Financial Statements	F-15

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Uxin Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Uxin Limited and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year ended December 31, 2025, the nine months ended December 31, 2024 and the year ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025, the nine months ended December 31, 2024 and the year ended March 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the Company’s lack of sufficient accounting staff and management resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements and the Company’s lack of adequate control to evaluate and validate design and operating effectiveness of controls at a third party service organization the Company used in generating and executing vehicle business contracts and customer acceptance notice for vehicle sales business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Going concern assessment

As discussed in Note 1 to the consolidated financial statements, the Company has incurred net losses since inception. For the year ended December 31, 2025, the Company incurred net loss and had net operating cash outflow. As of December 31, 2025, the Company had accumulated deficits, and the current liabilities exceeded current assets. The Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events, based on which, management prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements. Management has concluded that it is probable that such plan will be effectively implemented, and the Company’s current cash and cash equivalents, funds from the planned debt and equity financings and the cash flows from operations are sufficient to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities are due within the next twelve months from the date these consolidated financial statements are issued. Such assessment required management to make judgments and estimates relating to the effective implementation of management’s plan and the cash flows forecast.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are the significant judgments and estimates by management when developing the management’s plan, assessing whether the management’s plan will be effectively implemented, and developing a cash flows forecast included in the going concern assessment. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the management’s plan, management’s assessment that the management’s plan will be effectively implemented and management’s cash flows forecast.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s going concern assessment. These procedures also included, among others, (i) testing management’s process for developing the management’s plans and cash flows forecast included in the going concern assessment; (ii) testing the completeness, accuracy, and relevance of underlying data used in developing the cash flows forecast; and (iii) evaluating the reasonableness of the judgements and estimates made by management in evaluating whether the management’s plan will be effectively implemented, by considering the Company’s current and past performance, relevant industry and market developments and corroboration with other evidence obtained.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2026

We have served as the Company’s auditor since 2017.

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	December 31, 2025
	RMB	RMB	US$
			(Note 2.6)

ASSETS

Current assets
Cash and cash equivalents	25,112	83,006	11,870
Restricted cash	767	71	10
Accounts receivable, net	4,150	4,613	660
Inventory, net	207,390	545,554	78,013
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and nil as of December 31, 2024 and 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB14,105 as of December 31, 2024 and 2025, respectively	14,998	23,186	3,316
Prepaid expenses and other current assets	86,977	87,466	12,506

Total current assets	339,394	743,896	106,375

Non-current assets
Property, equipment and software, net	71,420	85,447	12,219
Finance lease right-of-use assets, net	1,346,728	1,319,087	188,627
Operating lease right-of-use assets, net	194,388	270,325	38,656

Total non-current assets	1,612,536	1,674,859	239,502

Total assets	1,951,930	2,418,755	345,877

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	December 31, 2025
	RMB	RMB	US$
			(Note 2.6)

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities
Accounts payable	81,584	65,009	9,296
Other payables and other current liabilities	306,391	291,338	41,661
Current portion of finance lease liabilities	183,852	187,541	26,818
Current portion of operating lease liabilities	14,563	35,842	5,125
Short-term borrowing from third parties	174,616	397,161	56,793
Short-term borrowing from related party	1,000	-	-

Total current liabilities	762,006	976,891	139,693

Non-current liabilities
Long-term borrowings from related party	53,913	-	-
Long-term borrowings from third party	-	10,000	1,430
Consideration payable to WeBank	27,237	-	-
Finance lease liabilities	1,141,118	1,081,322	154,627
Operating lease liabilities	180,920	245,373	35,088

Total non-current liabilities	1,403,188	1,336,695	191,145

Total liabilities	2,165,194	2,313,586	330,838

UXIN LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	December 31, 2024	December 31, 2025
	RMB	RMB	US$
			(Note 2.6)

Mezzanine equity

Redeemable non-controlling interests	154,977	380,857	54,462
Subscription receivable from non-controlling interests	-	(44,800)	(6,406)
Total Mezzanine equity	154,977	336,057	48,056

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 190,100,000,000 and 190,100,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 56,354,853,138 Class A ordinary shares and 64,892,337,575 Class A ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively; 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	39,816	45,922	6,567
Additional paid-in capital	19,007,948	19,370,282	2,769,913
Subscription receivable from shareholders	(60,467)	(21,165)	(3,027)
Accumulated other comprehensive income	227,718	234,630	33,552
Accumulated deficit	(19,583,017)	(19,860,557)	(2,840,022)

Total Uxin Limited shareholders’ deficit	(368,002)	(230,888)	(33,017)
Non-controlling interests	(239)	-	-
Total shareholders’ deficit	(368,241)	(230,888)	(33,017)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	2,418,755	345,877

The accompanying notes are an integral part of these consolidated financial statements

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Revenues:
Retail vehicle sales	1,024,401	1,322,493	3,021,239	432,031
Wholesale vehicle sales	315,909	127,229	123,866	17,713
Others	34,419	45,484	94,588	13,526
Total Revenues	1,374,729	1,495,206	3,239,693	463,270

Cost of revenues	(1,294,161)	(1,392,815)	(3,023,298)	(432,326)
Gross profit	80,568	102,391	216,395	30,944

Operating expenses:
Sales and marketing	(202,493)	(177,192)	(349,411)	(49,965)
Research and development	(33,820)	(8,136)	(12,409)	(1,774)
General and administrative	(177,386)	(123,536)	(89,691)	(12,826)
Reversal of credit losses, net	2,631	285	463	66
Total operating expenses	(411,068)	(308,579)	(451,048)	(64,499)

Other operating income, net	18,001	31,677	61,085	8,735

Loss from operations	(312,499)	(174,511)	(173,568)	(24,820)

Interest income	169	37	66	9
Interest expenses	(62,598)	(69,061)	(94,466)	(13,508)
Other income	15,870	9,826	10,442	1,493
Other expenses	(5,941)	(3,516)	(5,297)	(757)
Foreign exchange gains	1,525	279	394	56
Fair value impact of the issuance of senior convertible preferred shares	(11,776)	-	-	-
Gains from extinguishment of debt	-	35,222	-	-
Loss before income tax expense	(375,250)	(201,724)	(262,429)	(37,527)

Income tax expense	(311)	(39)	(39)	(6)
Dividend from long-term investment	11,970	-	-	-
Equity in (loss)/income of affiliates, net of tax	(5,951)	2,429	-	-
Net loss	(369,542)	(199,334)	(262,468)	(37,533)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025 (All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Net loss	(369,542)	(199,334)	(262,468)	(37,533)
Add: net profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	(2,845)	(4,978)	(15,072)	(2,155)
Net loss attributable to Uxin Limited	(372,387)	(204,312)	(277,540)	(39,688)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(2,060,254)	-	-	-
Net loss attributable to ordinary shareholders	(2,432,641)	(204,312)	(277,540)	(39,688)

Net loss	(369,542)	(199,334)	(262,468)	(37,533)
Other comprehensive income
Foreign currency translation, net of nil tax	4,905	2,628	6,912	988

Total comprehensive loss	(364,637)	(196,706)	(255,556)	(36,545)
Add: total comprehensive profit attributable to redeemable non-controlling interests and non-controlling interests shareholders	(2,845)	(4,978)	(15,072)	(2,155)
Total comprehensive loss attributable to Uxin Limited	(367,482)	(201,684)	(270,628)	(38,700)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)

Net loss attributable to ordinary shareholders	(2,432,641)	(204,312)	(277,540)	(39,688)

Weighted average shares outstanding – basic	2,185,363,635	56,744,742,647	62,756,316,162	62,756,316,162
Weighted average shares outstanding – diluted	2,185,363,635	56,744,742,647	62,756,316,162	62,756,316,162

Net loss per share for ordinary shareholders, basic	(1.11)	(0.00)	(0.00)	(0.00)

Net loss per share for ordinary shareholders, diluted	(1.11)	(0.00)	(0.00)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024 AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Subscription receivable	Accumulated other		Total Uxin Limited		Total
	Number of shares	Amount	paid-in capital	from shareholders	comprehensive income	Accumulated deficit	shareholders’ deficit	Non-controlling interests	shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2023	1,410,826,415	806	15,451,803	-	220,185	(16,946,064)	(1,273,270)	(175)	(1,273,445)
Foreign currency translation adjustments	-	-	-	-	4,905	-	4,905	-	4,905
Net loss	-	-	-	-	-	(369,486)	(369,486)	(56)	(369,542)
Net profit attributable to redeemable non-controlling interests	-	-	-	-	-	(2,901)	(2,901)	-	(2,901)
Deemed dividend to preferred shareholders due to triggering of a down round feature (Note 14)	-	-	2,060,254	-	-	(2,060,254)	-	-	-
Conversion of senior convertible preferred shares into Class A ordinary shares	54,960,889,255	38,993	1,369,688	(107,879)	-	-	1,300,802	-	1,300,802
Issuance of ordinary shares due to exercise of the share options	9,765,729	7	(3)	-	-	-	4	-	4
Share-based compensation	-	-	47,095	-	-	-	47,095	-	47,095
Balance as of March 31, 2024	56,381,481,399	39,806	18,928,837	(107,879)	225,090	(19,378,705)	(292,851)	(231)	(293,082)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024 AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Ordinary share (US $0.0001 par value)		Additional	Subscription receivable	Accumulated other		Total Uxin Limited		Total
	Number of shares	Amount	paid-in capital	from shareholders	comprehensive income	Accumulated deficit	shareholders’ deficit	Non-controlling interests	shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of March 31, 2024	56,381,481,399	39,806	18,928,837	(107,879)	225,090	(19,378,705)	(292,851)	(231)	(293,082)
Foreign currency translation adjustments	-	-	-	(2,425)	2,628	-	203	-	203
Net loss	-	-	-	-	-	(199,326)	(199,326)	(8)	(199,334)
Net profit attributable to redeemable non-controlling interests	-	-	-	-	-	(4,986)	(4,986)	-	(4,986)
Issuance of ordinary shares due to exercise of the share options	14,181,600	10	(7)	-	-	-	3	-	3
Proceeds from the issuance of senior convertible preferred shares in prior year (Note 14)	-	-	-	49,837	-	-	49,837	-	49,837
Reimbursement of ADS conversion fee to shareholders	-	-	(5,809)	-	-	-	(5,809)	-	(5,809)
Share-based compensation	-	-	84,927	-	-	-	84,927	-	84,927
Balance as of December 31, 2024	56,395,662,999	39,816	19,007,948	(60,467)	227,718	(19,583,017)	(368,002)	(239)	(368,241)
Foreign currency translation adjustments	-	-	-	-	6,912	-	6,912	-	6,912
Net loss	-	-	-	-	-	(262,707)	(262,707)	239	(262,468)
Net profit attributable to redeemable non-controlling interests	-	-	-	-	-	(14,833)	(14,833)	-	(14,833)
Issuance of ordinary shares due to exercise of the share options	55,371,000	39	(39)	-	-	-	-	-	-
Issuance of ordinary shares as Class A shares	8,482,113,437	6,067	317,790	39,302	-	-	363,159	-	363,159
Reimbursement of ADS conversion fee to shareholders	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	44,583	-	-	-	44,583	-	44,583
Balance as of December 31, 2025	64,933,147,436	45,922	19,370,282	(21,165)	234,630	(19,860,557)	(230,888)	-	(230,888)

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows used in operating activities:
Net loss	(369,542)	(199,334)	(262,468)	(37,533)
Adjustments to reconcile net loss to net cash generated from operating activities:
Shared-based compensation	75,806	84,927	44,583	6,375
Depreciation and amortization of property, equipment and software	12,264	8,248	9,646	1,379
Amortization of right-of-use assets	28,557	34,360	52,570	7,517
Loss from disposal of property, equipment and software	512	417	56	8
Equity in loss/(income) of affiliates	5,951	(2,429)	-	-
Gains from disposal of subsidiaries, net	-	(6,626)	(7,829)	(1,120)
Impairment loss for equity investments accounted for using measurement alternative	3,461	-	-	-
Inventory valuation adjustments	9,310	9,950	25,029	3,579
Reversal of credit losses	(2,631)	(285)	(463)	(66)
Discounting impact of non-current consideration payables	3,761	833	712	102
Fair value impact of the issuance of senior convertible preferred shares (Note 14)	11,776	-	-	-
Gains from derecognition and waiver of operating payables (Note 10)	(10,604)	(9,703)	(45,383)	(6,490)
Gains from extinguishment of debt	-	(35,222)	-	-

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)
Changes in operating assets and liabilities:
Receivables, prepaid expenses and other current assets	(15,312)	(10,111)	(44,900)	(6,419)
Loans recognized as a result of payments under guarantees	2,342	285	463	66
Inventory	(11,622)	(105,838)	(364,488)	(52,121)
Payables, accruals and other current liabilities net of discounting impact	33,030	46,724	92,455	13,223
Deferred revenue	495	12,324	25,665	3,670
Consideration payable to WeBank, net of discounting impact	(40,000)	(22,500)	(30,000)	(4,290)

Net cash used in operating activities	(262,446)	(193,980)	(504,352)	(72,120)

Cash flows used in investing activities:
Proceeds from disposal of property, equipment and software	1,354	336	323	46
Purchase of property, equipment and software	(12,693)	(5,163)	(21,475)	(3,071)
Proceeds from disposal of an equity investment under the equity method	-	2,429	-	-

Net cash used in investing activities	(11,339)	(2,398)	(21,152)	(3,025)

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)

Cash flows from financing activities:
Proceeds from borrowings	78,181	165,211	275,343	39,374
Repayment of borrowings	(20,000)	(14,433)	(96,851)	(13,850)
Payments to shareholders for the reimbursement of ADS conversion fee	-	(2,308)	(3,578)	(512)
Proceeds from exercise of share options	4	3	-	-
Proceeds from non-controlling shareholders	-	-	38,500	5,505
Proceeds from the issuance of senior convertible preferred shares	147,116	49,837	-	-
Proceeds from the issuance of ordinary shares as Class A shares	-	-	368,125	52,641

Net cash generated from financing activities	205,301	198,310	581,539	83,158

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(914)	14	1,163	166

Net (decrease)/increase in cash, cash equivalents and restricted cash	(69,398)	1,946	57,198	8,179

Cash, cash equivalents and restricted cash at beginning of the period	93,331	23,933	25,879	3,701
Cash, cash equivalents and restricted cash at end of the period	23,933	25,879	83,077	11,880

UXIN LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEAR ENDED MARCH 31, 2024, THE NINE MONTHS ENDED DECEMBER 31, 2024

AND THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB	US$
				(Note 2.6)

Supplemental disclosure of cash flow information
- Cash paid for income tax	288	52	40	6
- Cash paid for interest (Note 7)	2,586	6,584	13,404	1,917

Supplemental schedule of non-cash investing and financing activities
- Settlement of finance lease liabilities with the issuance of redeemable non-controlling interests (Note 15)	147,090	-	127,746	18,267
- Net settlement of long-term debt with subscription receivable from preferred shareholders (Note 14)	417,223	-	-	-
- Net settlement of long-term debt and advisory expense with long-term investment	-	271,200	-	-

The accompanying notes are an integral part of these consolidated financial statements.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION

The accompanying consolidated financial statements include the financial statements of Uxin Limited (the “Company” or “Uxin”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”.

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

As of December 31, 2025, the Company’s principal subsidiaries are as follows:

Subsidiaries	Place of incorporation	Date of incorporation or acquisition	Percentage of direct or indirect equity ownership	Principal activities

Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Hefei”)	Hefei	September 8, 2021	79.58%	Vehicle sales
Youtang (Shaanxi) Information Technology Co., Ltd.	Xi’an	May 12, 2022	100.00%	Vehicle sales
Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”)	Wuhan	October 16, 2024	66.70%	Vehicle sales
Youxin (Zhengzhou) Intelligent Remanufacturing Co., Ltd. (“Uxin Zhengzhou”)	Zhengzhou	July 16, 2024	70.59%	Vehicle sales
Youlu (Shandong) Used Car Trading Co., Ltd.	Jinan	September 23, 2024	100.00%	Vehicle sales

In March 2025, the Company disposed Youfang (Beijing) Information Technology Co., Ltd. to a third party at nil consideration, net gains from disposal of the subsidiary amounting to RMB5,863 were recorded in other income.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

1. PRINCIPAL ACTIVITIES AND ORGANIZATION (CONTINUED)

Liquidity

The Company has incurred net losses since inception. For the year ended December 31, 2025, the Company incurred net loss of RMB262.5 million and had net operating cash outflow of RMB504.4 million. As of December 31, 2025, the Company had accumulated deficit in the amount of RMB19.9 billion, its current liabilities exceeded current assets by approximately RMB233.0 million, the Company’s cash balance was RMB83.0 million. These adverse conditions and events, before considering management’s plan, raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on the effective implementation of management’s plan to mitigate these conditions and events. A summary of management’s plan includes:

●	As of December 31, 2025, the Company had outstanding borrowings of RMB313.1 million under the inventory-pledged financing facility agreements with certain banks and financial institutions in the PRC, with unused facilities amounting to RMB323.9 million. These facility agreements will mature within one year since the date of the issuance of the consolidated financial statements and management will make efforts to continue the cooperations with the banks and financial institutions with the plan to obtain renewals when the facility agreements become mature.

●	Management plans to obtain additional funds through equity financing transactions, including:

In December 2025, the Company entered into share subscription agreements with certain existing shareholders and their affiliated entities, including Abundant Grace Investment Limited (“Abundant Grace”), Prestige Shine Group Limited (“Prestige Shine”) and Abundant Glory Investment L.P. (“Abundant Glory”) for issuance of shares with a total consideration of US$60.0 million (Note 16). As of the date of the issuance of the consolidated financial statements, the Company has received US$17.0 million. Based on the arrangement with these investors, management expects to receive the remaining consideration of US$43.0 million no later than June 30, 2026.

Pursuant to an equity investment agreement entered into in September 2023 with Hefei Construction Investment North City Industrial Investment Co., Ltd. (“HCI”), which is also the lessor of the Company’s used car retail superstore (the “Superstore”), HCI is obligated to reinvest in Uxin Hefei after receiving the annual lease payments over a 10-year lease period. The first three year rental payables were agreed with HCI to be converted into the investment of its equity interests in Uxin Hefei (Note 15). The fourth-year rental will become due in September 2026 and management plans to further agree with HCI to convert the fourth-year rental payable into HCI’s investment.

Management plans to receive the capital contributions of RMB37.5 million and RMB7.3 million from two non-controlling shareholders of its two subsidiaries which operate the superstores in Zhengzhou and Wuhan by the end of December 2026 according to the equity investment agreements with these non-controlling shareholders.

●	With the funds from the above equity and debt financings, the Company will increase the scale of vehicle purchase and inventory level in order to drive up the Company’s vehicle sales volume and revenue, while maintaining vehicle inventory turnover by managing vehicle sale prices. In addition, the Company plans to improve the Company’s gross profit margin by promoting other value-added services offered to customers. The management’s plan also contemplates that, in view of the uncertainties in connection with the above equity and debt financings, management will make necessary adjustments to the operation scale of the Company by managing vehicle purchase volume based on the liquidity position of the Company, and optimize the Company’s cost structure to reduce expenses such as labour costs, advertising expenses and administrative expenses.

Management has concluded that it is probable to effectively implement the above plans and has prepared a cash flows forecast covering a period of not less than twelve months from the date of issuance of the consolidated financial statements. Based on its evaluation, management concluded that these plans have alleviated the substantial doubt about the Company’s ability to continue as a going concern, and the Company’s cash and cash equivalents, funds from the planned equity and debt financings and cash flows from operations are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments, and the Company will be able to meet its payment obligations for liabilities that will fall due, within the next twelve months from the date these consolidated financial statements are issued. Accordingly, the Company’s consolidated financial statements have been prepared on a going concern basis.

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

2.3 Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long-lived assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. On an ongoing basis, the Company’s management reviews these estimates based on information that is currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to the fair value of a down round feature triggered for senior convertible preferred shares, the fair value of warrant liabilities and forward contracts, the fair value of share-based compensation arrangements, the fair value of the long-term investment, the fair value of redeemable common shares at the time of the conversion, the fair value of redeemable NCI, provision for credit losses for loans recognized as a result of payments under guarantees, trade receivables and other receivables, impairment of long-lived assets, the useful lives of property, equipment and software, the economic life of finance lease, discount rate applied in lease accounting, inventory provision, valuation allowances for deferred tax assets and management assumptions used in going concern assessment. Given that changes in circumstances, facts and experience may cause the Group to revise its estimates, actual results could differ from those estimates.

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

Financial instruments of the Company primarily are comprised of cash and cash equivalents, accounts receivable, short-term borrowings and long-term and borrowing, accounts payable, other payables and other current liabilities. Except for warrant liabilities which are measured at fair value as of March 31, 2024, t he carrying values approximated the fair values of these instruments because of their generally short maturities as of December 31, 2024 and 2025. The warrant liabilities were recorded at the fair value at the inception date and classified as a Level 3 measurement.

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

2.6 Convenience translation

Translations of Consolidated Balance Sheets, the Consolidated Statements of Comprehensive Loss and the Consolidated Statements of Cash Flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931 on December 31, 2025 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

2.8 Restricted cash

As of December 31, 2024 and 2025, restricted cash primarily represents cash reserved in relation to certain litigations.

2.9 Inventory

Inventory consists primarily of used vehicles and is stated at the lower of cost or net realizable value. Inventory cost is determined by specific identification and includes acquisition cost, direct and indirect reconditioning costs and inbound transportation expenses. Net realizable value represents the estimated selling price less costs to complete, dispose and transport the vehicles. Each reporting period the Company recognizes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value in the cost of revenues in the Consolidated Statements of Comprehensive Loss. Total carrying amount of used vehicles was RMB207.4 million and RMB545.6 million as of December 31, 2024 and 2025, respectively. Total amount of inventory write-downs recorded for used vehicles were RMB9.3 million, RMB10.0 million and RMB25.0 million for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively.

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

The Company also holds investments in privately held companies in the form of equity securities without readily determinable fair values and in which the Company does not have a controlling interest or significant influence. In accordance with ASC 321 Investment- Equity Securities, investments in equity securities without readily determinable fair values are initially recorded at cost and are subsequently adjusted to fair value for impairments and price changes from observable transactions in the same or a similar security from the same issuer. Impairment provision recognized was RMB3.5 million, nil and nil for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.11 Long-term investments (continued)

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

2.12 Impairment of long-lived assets

Long-lived assets including property, equipment, financing and operating lease right-of-use assets and software with definite lives are assessed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. When these events occur, the Group will assess whether an impairment of the long-lived assets in question exists by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the asset over the fair value of the asset. No impairment of long-lived assets was recognized for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025.

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.13 Revenue recognition (continued)

Retail vehicle sales business

The Company sells used vehicles directly to its customers through two ways: in-store purchase at its used car superstores for regional customers or online purchase for nationwide customers.

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

Type of service	Applicable VAT rate (%)
Vehicle sales	0.5%
Other services	6 ~ 13%

The surcharges (i.e. urban construction and maintenance tax, educational surtax, local educational surtax), vary from 1% to 7% of the value-added-tax depending on the tax payer’s location. The surcharges are recorded in the “cost of revenue” in the Consolidated Statements of Comprehensive Loss.

2.15 Cost of revenues

Cost of revenues includes the cost to acquire used vehicles and direct and indirect vehicle reconditioning costs associated with preparing the vehicles for resale and warranty services. Cost of revenues also includes any necessary adjustments to reflect vehicle inventory at the lower of cost or net realizable value.

2.16 Sales and marketing expenses

Sales and marketing expenses primarily consist of salaries and benefits expenses for sales and marketing personnel, advertising and promotion expenses, after-sales costs, depreciation expenses of its superstore right-of-use assets and other office costs. Advertising and promotion expenses primarily include costs for online advertising, which comprises online traffic acquisition costs, as well as offline marketing activities. Salaries and benefits for employees engaged in aftersales services and costs relating to outbound logistics were classified as “Sales and marketing expense”.

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

2.19 Share-based compensation

The Company grants share options, restricted shares and restricted share units (“RSUs”) to eligible employees, director and executive officers. All share-based awards are measured at fair value on the grant date. The share-based compensation expenses have been categorized as either cost of revenues, sales and marketing expenses, research and development expenses, or general and administrative expenses, depending on the job functions of the grantees.

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

For grants of RSUs with certain market conditions, it is classified as equity awards and recognized in the financial statements based on their grant date fair values which are determined using the Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, risk-free interest rates, and expected timing and proceeds received due to the exercise of warrants and settlement of forward contracts (Note 14). Related expenses are recognized over the derived service period determined based on valuation techniques that are used to estimate fair value and is not adjusted if the market condition is not met, so long as the requisite service is provided.

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

2.23 Provision for credit losses

The Company has several types of financial assets and liabilities that are subject to ASC 326’s CECL model. The CECL reserves for credit loss represents the Company’s best estimate of the expected lifetime credit losses for accounts receivable, loans recognized as a result of payments under guarantees and other receivables as of the balance sheet dates. The adequacy of the reserves for credit losses is assessed quarterly; and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit loss reserves requires the Company to estimate lifetime expected credit losses by incorporating historical loss experience, as well as current and future economic conditions over a reasonable and supportable period beyond the balance sheet date.

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

2.26 Recent accounting pronouncements

Recently adopted accounting pronouncements:

In August 2023, the FASB issued ASU 2023-05, Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement. This standard updates the accounting for contributions made to a joint venture, upon formation, in a joint venture’s separate financial statements. This update is effective prospectively for all joint venture formations with a formation date on or after January 1, 2025. The Company adopted ASU 2023-05 for the year ended December 31, 2025.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity′s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024 and retrospective application is permitted. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company adopted ASU 2023-09 for the year ended December 31, 2025.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

2.26 Recent accounting pronouncements (continued)

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. Although ASU 2024-03 requires comparative disclosures for all periods presented, entities are permitted to begin applying the guidance prospectively. Therefore, comparative disclosures are not required for reporting periods beginning before the effective date. Entities may elect to apply ASU 2024-03 retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2024-03.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient to assume that current conditions as of the balance sheet date will persist through the reasonable and supportable forecast period for eligible assets. This update is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The Company is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued a final standard to modernize the accounting guidance for the costs to develop software for internal use. The new guidance amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. The new guidance will be effective for all entities for annual periods beginning after December 15, 2027. The guidance can be applied on a fully prospective basis, a modified basis for in-process projects, or a full retrospective basis. The Company is currently evaluating the impact of adopting the new guidance.

In December 2025, the FASB issued Accounting Standards Update No. 2025-10, Government Grants (Topic 832). This ASU establishes authoritative guidance on the accounting for government grants received by business entities. ASU 2025-10 is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods for public business entities, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

In December 2025, the FASB issued Accounting Standards Update No. 2025-12, Codification Improvements. This ASU makes other incremental improvements to generally accepted accounting principles(GAAP) which facilitates Codification updates for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. ASU 2025-12 is effective for a annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

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

	December 31, 2024	December 31, 2025
	RMB	RMB

Loans recognized as a result of payments under guarantees	7,710	-
Less: provision for credit losses	(7,710)	-
	-	-

An aging analysis of loans recognized as result of payments under guarantees was as follows:

	December 31, 2024	December 31, 2025
	RMB	RMB

Over 12 months	7,710	-

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

The balance of loans recognized as a result of payments under guarantees by grade of monitored credit risk quality indicator as of December 31, 2024 and 2025 were listed as below:

	December 31, 2024	December 31, 2025
	RMB	RMB

Normal	-	-
Attention	-	-
Secondary	7,710	-
	7,710	-

The movement of provision for credit losses for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Beginning balance of the period	(10,337)	(7,995)	(7,710)
Reversal of credit losses	1,719	285	463
Payments from the borrowers or other recoveries	623	-	-
Write-offs (i)	-	-	7,247
Ending balance of the period	(7,995)	(7,710)	-

(i)	In light of the low receivables collection rate recorded in prior years, the Group fully wrote off loans recognized as a result of payments under the guarantees.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

3. LOANS RECOGNIZED AS A RESULT OF PAYMENTS UNDER GUARANTEES (CONTINUED)

The following table explains the changes in the provision of credit losses by grade of monitored credit risk quality indicator as of March 31, 2024, December 31, 2024 and 2025:

	Normal	Attention	Secondary	Total
	RMB	RMB	RMB	RMB

Balance at March 31, 2023	-	-	(10,337)	(10,337)
Reversal of credit losses	-	-	1,719	1,719
Payments from the borrowers or other recoveries	-	-	623	623
Balance at March 31, 2024	-	-	(7,995)	(7,995)
Reversal of credit losses	-	-	285	285
Balance at December 31, 2024	-	-	(7,710)	(7,710)
Reversal of credit losses	-	-	463	463
Write-offs	-	-	7,247	7,247
Balance at December 31, 2025	-	-	-	-

4. OTHER RECEIVABLES, NET

	December 31, 2024	December 31, 2025
	RMB	RMB

Rental and other deposits	24,228	33,225
Staff advance	11,883	4,066
	36,111	37,291
Less: provision for credit losses	(21,113)	(14,105)
	14,998	23,186

The movement of the provision for credit loss for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Beginning balance of the period	(26,541)	(22,739)	(21,113)
Write-offs	3,802	1,626	7,008
Ending balance of the period	(22,739)	(21,113)	(14,105)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2024	December 31, 2025
	RMB	RMB

VAT-input deductible	79,151	71,300
Prepaid marketing expense	2,716	9,767
Prepaid consulting and professional service fees	2,741	3,184
Prepaid rental expense	109	1,048
Prepaid insurance cost	298	456
Others	1,962	1,711
	86,977	87,466

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consist of the following:

	December 31,	December 31,
	2024	2025
	RMB	RMB

Cost
Leasehold improvement	37,038	46,955
Machine	16,805	26,831
Furniture	14,868	14,591
Software	18,213	9,460
Electronic equipment	16,379	9,083
Vehicles and motors	6,656	4,332
Construction in progress	98	3,097
Total property, equipment and software	110,057	114,349

Less: accumulated depreciation and amortization
Leasehold improvement	(3,837)	(10,039)
Machine	(1,211)	(2,753)
Furniture	(873)	(975)
Software	(16,891)	(9,413)
Electronic equipment	(13,052)	(4,164)
Vehicles and motors	(2,773)	(1,558)
Total accumulated depreciation and amortization	(38,637)	(28,902)

Net book value	71,420	85,447

The total amounts charged to the Consolidated Statements of Comprehensive Loss for depreciation and amortization expense are approximately RMB12.3 million, RMB8.2 million and RMB9.6 million for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. BORROWINGS

The following table presents short-term and long-term borrowings as of December 31, 2024 and 2025.

Funding Partners	Terms	Rate	December 31, 2024	December 31, 2025
			RMB	RMB
Short-term borrowing from related party (Note 12)	within 12 months	6%	1,000	-
Short-term borrowing from third parties	within 12 months	3%-10%	174,616	397,161
			175,616	397,161

Long-term borrowings from third party	2 years, due in November 2027	8%	-	10,000
Long-term borrowings from related party	18 months, due in March 2026	5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full	53,913	-

Short-term borrowings from third parties outstanding as of December 31, 2025 comprised of: a) the loans of RMB313.1 million drawn down under the Group’s inventory-pledged financing facilities, b) other short-term borrowings from third parties, which contain covenants including, among others, certain financial measures regarding operating cashflows and asset liability ratio. As of December 31, 2025, the Company is in compliance with all these covenants.

The Group entered into inventory-pledged financing facilities with several reputable banks and financial institutions to finance its procurement of vehicle inventory, which was pledged by the Group’s vehicle inventory. Under the inventory-pledged financing facilities, repayment of amounts drawn for the purchase of a vehicle should generally be made within several days after selling or otherwise disposing of the vehicle or in 90 days if the vehicle is not sold or disposed. The inventory-pledged financing facilities require monthly interest payments with an annual interest rate of 3% - 8%. As of December 31, 2025, the Company had borrowings of RMB313.1 million outstanding under the inventory-pledged financing facilities, and the unused facilities as of December 31, 2025 amounted to RMB323.9 million. The total carrying value of the inventories pledged for these borrowings is RMB420.3 million.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

7. BORROWINGS (CONTINUED)

Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing. In substance, the Company issued a forward contract to Lightwind, as Lightwind is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was classified under the Company’s equity and was initially measured at fair value amounting to RMB44.7 million with no subsequent remeasurement in November 2024.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Subsequently, in March and April 2025, Uxin Anhui repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

On November 21, 2024, Uxin Limited entered into a loan agreement with NC Management Company Limited, pursuant to which NC Management Company agreed to extend loan to Uxin Limited in a principal amount of US$2.0 million (approximately equivalent to RMB14.1 million) for a term of 3 months from the drawdown date. Interest on the loan shall accrue from the date of disbursement of the loan until the date of full repayment of the loan and shall be paid at the interest rate of 8% per annum. On February 22, 2025, Uxin Limited entered into a supplemental agreement with NC Management Company Limited. Pursuant to the agreement, the term of the Loan shall be twenty-four (24) months from the date of disbursement of the Loan, unless otherwise agreed by the Borrower and Lender. On December 8, 2025, The company entered into a loan agreement with NC Management Company Limited. Pursuant to the agreement, the company obtained another loan of US$0.5 million (approximately equivalent to RMB3.5 million) with an annum interest rate of 8% and a term of 6 months. As of December 31, 2025, the aforementioned two loans with an aggregate amount of US$2.5 million (approximately equivalent to RMB17.6 million) were classified e as “Short-term borrowings from third parties” in current liabilities.

Outstanding long-term borrowing from third party amounted to nil and RMB10.0 million as of December 31, 2024 and 2025, respectively. On November 21, 2025, Uxin Limited entered into a loan agreement with Tingrong Investment Management (Shanghai) Co., Ltd.. Pursuant to the agreement, Uxin Limited obtained a loan of RMB10.0 million with an annum interest rate of 8% and a term of 2 years.

The weighted average interest rate for all outstanding borrowings was approximately 6.0% and 6.6% as of December 31, 2024 and 2025, respectively, and the weighted average interest rate for short-term outstanding borrowings was approximately 6.2% and 6.5% as of December 31, 2024 and 2025, respectively.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

8. OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	December 31, 2024	December 31, 2025
	RMB	RMB

Tax payables	72,991	75,308
Deferred revenue	26,728	52,393
Accrued service fee for professional and office support	54,224	48,323
Accrued service fee for transaction support	26,940	26,626
Deposits	30,155	24,510
Accrued salaries and benefits	16,991	24,304
Consideration payable to WeBank, current (Note 9)	29,302	21,314
Accrued advertising expenses	23,708	10,913
Interest payable	1,204	3,028
Others	24,148	4,619
	306,391	291,338

9. CONSIDERATION PAYABLE TO WEBANK

	December 31, 2024	December 31, 2025
	RMB	RMB

Consideration payable to WeBank in total (i)	56,539	21,314
Less: current portion (recorded in “Other payables and other current liabilities” (Note 8)	(29,302)	(21,314)
	27,237	-

(i)	In 2020, the Group entered into agreements with WeBank in order to settle the Group’s remaining guarantee liabilities with regards to its historically-facilitated loans. Pursuant to the agreements, the Company will pay an aggregate amount of RMB372.0 million to WeBank from 2020 to 2025 as a guarantee settlement with a maximum annual settlement amount of no more than RMB84.0 million. Upon the signing of the 2020 July Agreement, the Group was no longer subject to guarantee obligations in relation to its historically facilitated loans for WeBank under the condition that the Group made the instalments based on the agreed-upon schedule in agreements.

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

9. CONSIDERATION PAYABLE TO WEBANK (CONTINUED)

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

On June 30, 2025, the Company and WeBank mutually agreed that RMB5.9 million out of the outstanding payables under the 2020 Settlement Agreement to be waived, the gain from which was recorded in “Other operating income, net” (Note 10) for the year ended December 31, 2025.

10. OTHER OPERATING INCOME, NET

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Gains from derecognition and waiver of operating payables (i)	10,604	9,703	45,383
Government grant (ii)	6,135	21,511	15,223
Others	1,262	463	479
	18,001	31,677	61,085

(i)	The payables derecognized primarily consist of the waiver of the payable to Webank and certain long-aged payables related to the Company’s certain businesses carried out in PRC and were ceased in early 2020, resulting in gains of RMB10.6 million, RMB9.7 million and RMB45.4 million recorded for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively. As of December 31, 2025, the remaining payables related to the Company’s divested business was amounted to RMB63.6 million. The derecognition of the remaining payables is subject to certain conditions to be met including those under the relevant PRC laws and regulations.

(ii)	During the year ended December 31, 2025, the Company received several cash-based government subsidies which are primarily intended to support the business operations in the Hefei and Xi’an superstore. All conditions associated with these subsidies have been satisfied, and the cash received does not need to be refunded under any circumstances. The Company recorded these subsidies under “Other operating income, net” in the Consolidated Statements of Comprehensive Loss.

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

In October 2023, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year rental of RMB147.1 million into an investment for the subscription of 12.02% equity interests in Uxin Hefei (Note 15).

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

In March 2026, Uxin Hefei and HCI mutually agreed that HCI will convert its third-year rental of RMB127.7 million into an investment for the subscription of 6.92% equity interests in Uxin Hefei. According to this agreement signed with HCI, the subsequent settlement of the third-year rental did not constitute any breach or default of the contract as of December 31, 2025.

Supplemental Consolidated Balance Sheets information related to leases were as follows:

	December 31, 2024	December 31, 2025
	RMB	RMB

Operating leases

Right-of-use assets	194,388	270,325
Operating lease liabilities - current	14,563	35,842
Operating lease liabilities - non-current	180,920	245,373
Total operating lease liabilities	195,483	281,215

Finance leases

Right-of-use assets	1,346,728	1,319,087
Finance lease liabilities - current	183,852	187,541
Finance lease liabilities - non-current	1,141,118	1,081,322
Total finance lease liabilities	1,324,970	1,268,863

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LEASES (CONTINUED)

The components of lease expense are as follows within the Consolidated Statements of Comprehensive Loss:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Operating lease expense:
Operating lease expense	20,115	19,058	33,827
Short-term lease expense	5,452	1,909	3,666
Total operating lease expenses	25,567	20,967	37,493
Finance lease expense:
Amortization expense	14,290	21,029	27,641
Interest expense	41,184	60,662	76,368
Total finance lease expenses	55,474	81,691	104,009
Total lease expenses	81,041	102,658	141,502

Other information related to leases where the Group is the lessee was as follows:

	December 31, 2024	December 31, 2025

Weighted average remaining lease term
Operating leases	8.00	6.28
Finance leases	8.75	7.75
Weighted average incremental borrowing rate
Operating leases	4.30%	4.09%
Finance leases	6.58%	6.58%

Supplemental cash flow information related to leases were as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Operating cash outflows from operating leases	18,011	16,701	24,032
Right-of-use assets obtained in exchange for operating lease liabilities	97,731	39,301	100,867
Right-of-use assets obtained in exchange for finance lease liabilities, after modification	1,353,827	28,220	-

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

11. LEASES (CONTINUED)

Maturities of lease liabilities are as follows:

	December 31, 2025
	Finance lease	Operating lease
	RMB	RMB

Matured as of December 31, 2025	127,746	-
Fiscal year ended December 31, 2026	132,474	47,004
Fiscal year ended December 31, 2027	132,474	49,958
Fiscal year ended December 31, 2028	132,474	51,704
Fiscal year ended December 31, 2029	132,474	54,180
Fiscal year ended December 31, 2030	132,474	53,658
Thereafter	922,384	66,665
Total lease payments	1,712,500	323,169
Less: imputed interest	(443,637)	(41,954)
Total lease liabilities	1,268,863	281,215
Less: current portion	(187,541)	(35,842)
Non-current portion of lease liabilities	1,081,322	245,373

12. RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the related parties and their relationships with the Group as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Group

Abundant Grace Investment Limited	Principal shareholder
Pintu Beijing	Significantly influenced by principal shareholder
Lightwind Global Limited (“Lightwind”)	Significantly influenced by principal shareholder
Fame Dragon Global Limited	Affiliate of Abundant Grace Investment Limited
Abundant Glory Investment L.P.	Affiliate of Abundant Grace Investment Limited
Astral Success Limited	Principal shareholder
Brightest Sky Limited	Affiliate of Astral Success Limited
Joy Capital III, L.P	Affiliate of Astral Success Limited
Kun Dai	Chief Executive Officer and director
Xin Gao Group Limited	Controlled by Mr. Kun Dai, the chief executive officer
Bin Li	Director
Erhai Liu	Director
Cheng Lu	Director
Li Ying	Director
John Zhuang Yang	Director
Wenbing Jing	President
Feng Lin	Chief Financial Officer
Zhitian Zhang	Chief Operating Officer
Chengbin Li	Chief Technology Officer

(i)	On February 22, 2024, the Company entered into a one-year loan agreement with Mr. Kun Dai, pursuant to which the Company borrowed RMB7.0 million from Mr. Kun Dai at an annual interest rate of 6%. The loan has been totally repaid by April 9, 2025.

Except for the loan mentioned above, the loans obtained from Pintu Beijing (Note 7), the senior convertible preferred shares, warrants and forward contracts issued to NIO Capital, Joy Capital and Xin Gao (Note 14), the forward contract issued to Lightwind (Note 7 and 16), the share subscription agreements with Fame Dragon Global Limited, Abundant Grace Investment Limited, Abundant Glory Investment L.P. and Joy Capital (Note 16), and the share incentives for directors and senior management (Note 17), there were no material related party transactions for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 and balances as of December 31, 2024 and 2025.

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

All of the Group’s PRC subsidiaries are subject to the statutory income tax rate of 25%.

As of December 31, 2025, the major tax jurisdictions of the Group are China and Hong Kong, and the tax year is the calendar year.

Composition of loss before income tax expense for the periods presented by jurisdictions are as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Chinese Mainland	(387,755)	(200,527)	(257,362)
Other jurisdictions	17,505	(1,197)	(5,067)
Total	(370,250)	(201,724)	(262,429)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCOME TAX EXPENSE (CONTINUED)

Composition of income tax expense

Composition of income tax expense for the periods presented are as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Current income tax expense	(311)	(39)	(39)
Deferred income tax expense	-	-	-
Total income tax expense	(311)	(39)	(39)

Reconciliation of the differences between statutory tax rate and the effective tax rate

In accordance with the updated requirements of ASU 2023-09, reconciliation between the statutory tax rate and the Group’s effective tax rate for the year ended December 31, 2025 is as follows:

	For the year ended December 31, 2025
	Amount	Percent

Loss before income tax expense	(262,429)
Income tax expense computed at PRC statutory income tax rate of 25% (i)	(65,607)	25.0%
Effect of different tax rate (ii)
Cayman	1,221	(0.5)%
Other jurisdictions	26	(0.0)%
Non-taxable or non-deductible items
Effect of share-based compensation expenses	11,146	(4.2)%
Effect of additional deduction for qualified R&D expenditures	3,338	(1.3)%
Other	139	(0.0)%
Change of valuation allowance	49,776	(19.0)%
Income tax expense	39	(0.0)%

Reconciliations of the differences between the statutory income tax rate applicable to losses of the consolidated entities and the Group’s income tax expenses of the fiscal year ended March 31, 2024 and the nine months ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 presented are as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,
	2024	2024

Statutory income tax rate 25.0% (i)	25.0%	25.0%
Permanent differences	(1.1)%	(1.1)%
Effect of different tax rate (ii)	(5.5)%	23.2%
Change of valuation allowance	(18.3)%	(47.1)%
Effective tax rate	0.1%	0.0%

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in PRC.

(ii)	The effect of different tax rate is attributed to varying rates in other jurisdictions where the Group is established, such as the Cayman Islands or Hong Kong, and the preferential tax rate certain entities in the Group enjoys.

All income taxes paid during the period were paid to the tax authorities in Mainland China.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

13. INCOME TAX EXPENSE (CONTINUED)

Deferred tax assets and deferred tax liabilities

The following table sets forth the significant components of the deferred tax assets:

	December 31, 2024	December 31, 2025
	RMB	RMB

Deferred tax assets
Net operating loss carry forwards	1,328,662	362,315
Deductible advertising expense	93,960	1,302
Leases	195,166	387,520
Provision for credit losses and inventories	9,298	6,543
Less: valuation allowance	(1,424,137)	(360,327)
Net deferred tax assets	202,949	397,353

	December 31, 2024	December 31, 2025
	RMB	RMB

Deferred tax liabilities
Leases	(202,949)	(397,353)
Total deferred tax liabilities	(202,949)	(397,353)

Movement of valuation allowance

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Balance at beginning of the period	(2,187,715)	(1,977,402)	(1,424,137)
Changes of valuation allowance	210,313	553,265	1,063,810
Balance at end of the period	(1,977,402)	(1,424,137)	(360,327)

As of December 31, 2025, the Group had net operating loss carry forwards of approximately RMB1,158.0 million which arose from the subsidiaries established in the PRC. For all subsidiaries in China, the loss carry forwards will expire from 2026 to 2030.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these its net operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2024 and 2025.

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

2022 Subscription Agreement

In June 2022, the Company entered into another definitive agreement with affiliates of an existing shareholder, NIO Capital. Pursuant to the definitive agreement, NIO Capital had agreed with the Company for the subscription of 714,285,714 senior convertible preferred shares for an aggregate amount of US$100.0 million, which was to be paid in multiple instalments. The first payment for the par value of these preferred shares of US$71.4 thousand was made by NIO Capital in July 2022. In October 2022 and March 2023, a total of US$9.9 million and US$8.4 million was paid by NIO Capital The remaining US$81.6 million was recorded in “Subscription receivable from shareholders” and reflected as a deduction from mezzanine equity as of March 31, 2023. Subsequently on April 4, 2023, NIO Capital, NBNW Investment Limited (“NBNW”, an affiliate of NIO Capital) and the long-term debt holders of the Company, namely WP, TPG, and Magic Carpet, entered into assignment agreements to assign all the rights under the then outstanding long-term debt of US$61.6 million to NBNW and then further assign to NIO Capital. Concurrently, the Company entered into a supplemental agreement with NIO Capital, and agreed to offset its subscription receivable by US$61.6 million with its obligation under long-term debt due to NIO Capital after the assignment. This supplemental agreement resulted in a remaining US$20 million amount due to the Company from NIO Capital relating to the aforementioned senior convertible shares subscription agreement. In April and October 2023, subscription receivable of US$1.6 million and US$2 million was received. In May, June and July 2024, the subscription receivables amounting to US$7.0 million (equivalent to RMB49.8 million) were received, and the remaining subscription receivable of US$9.4 million (equivalent to RMB60.5 million) was received in September 2025.

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

Dividends

Each senior convertible preferred share shall have the right to receive dividends, on as converted and non-cumulative basis, when, as and if declared by the Board. No dividend shall be paid on the ordinary shares at any time unless and until all dividends on the senior convertible preferred share have been paid in full. No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2025.

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

The Company’s senior convertible preferred shares activities for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 are summarized below (except the fair value impact of the down round feature which solely affected the classification of permanent equity):

The movement of mezzanine equity related to senior convertible preferred shares during the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

Preferred shares
RMB

Beginning balance as of March 31, 2023	695,647
Issuance of senior convertible preferred shares	163,072
Settlement of subscription receivable from preferred shareholders	442,195
Conversion to Class A ordinary shares	(1,300,914)
Ending balance as of March 31, 2024, December 31, 2024 and 2025	-

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

14. SENIOR CONVERTIBLE PREFERRED SHARES AND WARRANTS (CONTINUED)

The roll forward of Level 3 financial instruments, including both warrant liabilities and forward contracts, during the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

Warrant liabilities
RMB

Fair value of Level 3 financial instruments as of March 31, 2023	8
The change in fair value of financial instruments	11,776
Settlement of warrants	(12,617)
Foreign currency translation	833
Fair value of Level 3 financial instruments as of March 31, 2024, December 31, 2024 and 2025	-

The composition of the fair value impact of the issuance of senior convertible preferred shares during the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Fair value impact of the warrants	(11,776)	-	-
	(11,776)	-	-

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

For the warrants, with the assistance from an independent valuation firm, the Company estimated its fair value using the Black-Scholes option pricing model using the following main assumptions:

For the fiscal year ended March 31,
2024

Risk-free interest rate	5.43%~5.55%
Expected volatility	37.35%~40.84%
Dividend yield	0%
Expected term (in years)	0.25~0.28
Fair value of underlying senior convertible preferred share	US$0.05~US$0.06

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

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. REDEEMABLE NON-CONTROLLING INTERESTS

Hefei

In addition to the lease agreement Uxin Hefei entered into with HCI as described in Note 11, Uxin Hefei also entered into an equity investment agreement with HCI. Pursuant to this agreement, HCI will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment made by Uxin Hefei over a 10-year period. While HCI committed to invest, details of each investment will be subject to future negotiation.

In October 2023, April 2025 and March 2026, Uxin Hefei and HCI mutually agreed that HCI will convert its first-year, second-year and third-year rental of RMB147.1 million, RMB127.7 million and RMB127.7 million into an investment for the subscription of 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei.

The 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei held by HCI are redeemable at the holders’ option when Uxin Hefei meets the performance condition or fails to meet certain conditions as stipulated in the equity investment agreement, which are not solely within the control of Uxin Hefei. As HCI’s redemption rights and Uxin Hefei’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 12.02%, 8.40% and 6.92% equity interests in Uxin Hefei are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

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

Wuhan

In October, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary Uxin Wuhan. Pursuant to this agreement, Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of December 31, 2025, the Company and Wuhan Junshan each made contributions of RMB26.0 million to Uxin Wuhan, respectively.

The 33.3% equity interests in Uxin Wuhan held by Wuhan Junshan are redeemable at the holders’ option when Uxin Wuhan fails to meet any of the performance targets or as stipulated in the equity investment agreement, which are not solely within the control of Uxin Anhui. As Wuhan Junsahn’s redemption rights and Uxin Anhui’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 33.3% equity interests in Uxin Wuhan are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss of Uxin Wuhan (2) the expected redemption value. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against accumulated deficit.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

15. REDEEMABLE NON-CONTROLLING INTERESTS (CONTINUED)

Zhengzhou

On July 8, 2024, the Company, through Uxin Anhui, entered into a strategic partnership with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd. (“Uxin Zhengzhou”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70.59% and 29.41% of Uxin Zhengzhou’s total registered capital, respectively. As of December 31, 2025, the Company and Zhengzhou Airport Industry made contributions of RMB30.0 million and RMB12.5 million to Uxin Zhengzhou, respectively.

The 29.41% equity interests in Uxin Zhengzhou held by Zhengzhou Airport Industry are redeemable at the holders’ option when Uxin Zhengzhou fails to meet any of the performance targets or as stipulated in the equity investment agreement, which are not solely within the control of Uxin Anhui. As Zhengzhou Airport Industry’s redemption rights and Uxin Anhui’s repurchase rights in the equity investment agreement do not meet the criteria as a derivative, no bifurcation of the redemption and repurchase rights is required. Accordingly, such 29.41% equity interests in Uxin Zhengzhou are recorded and accounted for as a whole as redeemable non-controlling interests outside of permanent equity in the Group’s Consolidated Balance Sheets in accordance with ASC 480-10-S99-3A.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income or loss (2) the expected redemption value of Uxin Zhengzhou, respectively. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against accumulated deficit.

The change in the carrying amount of redeemable non-controlling interests for the fiscal year ended March 31, 2024, nine months ended December 31, 2024 and the year ended December 31, 2025 was as follows:

Redeemable non-controlling interests

Beginning balance at April 1, 2023	-
Issuance of redeemable non-controlling interests	147,090
Accretion to redemption value of redeemable non-controlling interests	2,901
Ending balance at March 31, 2024	149,991
Accretion to redemption value of redeemable non-controlling interests	4,986
Ending balance at December 31, 2024	154,977
Issuance of redeemable non-controlling interests	211,047
Accretion to redemption value of redeemable non-controlling interests	14,833
Minus: Subscription receivable from non-controlling interests	(44,800)
Ending balance at December 31, 2025	336,057

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. ORDINARY SHARES

As of December 31, 2024 and 2025, 190,100,000,000 and 190,100,000,000 ordinary shares had been authorized, respectively. A total of 64,933,147,436 ordinary shares, par value US$0.0001 per share, consists of 64,892,337,575 Class A ordinary shares (excluding 1,643,712,892 Class A ordinary shares issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan) and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2025. A total of 56,395,662,999 ordinary shares, par value US$0.0001 per share, consists of 56,354,853,138 Class A ordinary shares (excluding 7,563,892 Class A ordinary shares issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plan) and 40,809,861 Class B ordinary shares, had been issued and outstanding as of December 31, 2024. Each Class B ordinary share was entitled to 10 votes, while each Class A ordinary shares was entitled to one vote.

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

On March 27, 2024, as agreed by all the preferred shareholders, all of the Company’s 2,810,961,908 outstanding senior convertible preferred shares were converted into 54,960,889,255 Class A ordinary shares. Accordingly, subscription receivable of US$16.4 million due from one of the preferred shareholders before conversion reflected as a deduction from mezzanine equity was presented as subscriptions receivable, a contra-equity balance on the Consolidated Balance Sheets as of March 31, 2024. The subscription receivables amounting to US$7.0 million were subsequently received in May, June and July 2024, and the remaining subscription receivables amounting to US$9.4 million were received from NIO Capital in September 2025.

In November 2024, the Company entered into a Share Subscription Agreement with Lightwind. Pursuant to this agreement and subject to the fulfilment of specified conditions, Lightwind agreed to purchase 1,543,845,204 Class A Ordinary Shares of the Company with par value of US$0.0001 per share for a total consideration of US$7.5 million. As of December 31, 2025, the Company had received US$7.5 million from Lightwind and issued 1,543,845,204 Class A Ordinary Shares of the Company to Lightwind.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

16. ORDINARY SHARES (CONTINUED)

In March 2025, the Company entered into a share subscription agreement with Fame Dragon Global, pursuant to which Fame Dragon Global agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company with par value of US$0.0001 per share for a total consideration of US$27.8 million. In substance, the Company issued a forward contract to Fame Dragon, as Fame Dragon is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB180.8 million with no subsequent remeasurement. As of December 31, 2025, the Company had received US$27.8 million from Fame Dragon Global and issued 5,738,268,233 Class A Ordinary Shares of the Company to Fame Dragon Global and entities designated by Fame Dragon Global.

On December 18, 2025, the Company entered into a definitive agreement with Abundant Grace Investment Limited, an entity affiliated with Mr. Bin Li, a director of the Company. Pursuant to the definitive agreement, Abundant Grace Investment Limited agreed to purchase 1,200,000,000 Class A Ordinary Shares of the Company with par value of US$0.0001 per share at a price of US$0.00833 per Class A Ordinary Share (equivalent to US$2.5 per ADS) for a total consideration of US$10 million, which is expected to be paid in multiple installments. The closings of the subscriptions are subject to customary closing conditions. As of December 31, 2025, the Company received US$7.0 million from Abundant Grace Investment Limited and fully issued 1,200,000,000 Class A Ordinary Shares of the Company to Abundant Grace Investment Limited, with the remaining consideration receivable of US$3.0 million due from Abundant Grace Investment Limited recorded in “Subscription receivable from shareholders”.

On December 26, 2025, Uxin entered into definitive share subscription agreements with Abundant Glory Investment L.P.(affiliates of NIO Capital) and Prestige Shine Group Limited (controlled by Joy Capital). Pursuant to the definitive agreements, Abundant Glory Investment L.P. and Prestige Shine Group Limited agreed to purchase approximately 5,200,000,000 Class A ordinary shares of the Company with par value of US$0.0001 per share at a price of US$0.00953 per Class A ordinary share for a total consideration of US$50 million. In substance, the Company issued two forward contracts to Abundant Glory Investment L.P. and Prestige Shine Group Limited, as Abundant Glory Investment L.P. and Prestige Shine Group Limited are obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that these forward contracts are considered indexed to the Company’s own stock and meet the requirement for equity classification, these forward contracts were also classified under the Company’s equity and were initially measured at fair value amounting to US$4.5 million (equivalent to approximately RMB31.3 million) with no subsequent remeasurement. On April 1, 2026, the Company received US$10.0 million from Gold Wings Holdings Limited, a subscriber designated by Abundant Glory Investment L.P. for a portion of its investment, and issued 1,049,317,943 Class A ordinary shares to Gold Wings Holdings Limited.

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

The following table sets forth the share option activities for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025:

	Number of shares	Weighted-average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value	Weighted average fair value of options
		US$	YEARS	US$’000	US$

Outstanding as of March 31, 2023	26,656,618	0.48	6.83	9,585.96	0.88

Granted	22,064,611	*	-	-	0.04
Forfeited	(4,522,500)	0.86	-	-	1.81
Exercised	(6,880,590)	*	-	-	0.11

Outstanding as of March 31, 2024	37,318,139	0.24	7.67	8,898.37	0.44

Granted	10,544,400	*	-	-	0.01
Forfeited	(2,078,339)	0.90	-	-	1.68
Exercised	(14,181,600)	*	-	-	0.04

Outstanding as of December 31, 2024	31,602,600	0.21	3.60	14,336.67	0.38

Granted	215,822,400	*	-	-	0.01
Forfeited	(6,758,400)	0.07	-	-	0.15
Exercised	(170,400)	*	-	-	0.14

Outstanding as of December 31, 2025	240,496,200	0.02	2.61	2,604.33	0.05
Vested and expected to vest as of December 31, 2025	240,496,200	0.02	2.61	2,604.33	0.05
Exercisable as of December 31, 2025	31,853,700	0.12	2.43	262.67	0.36

*	Less than 0.01.

As the granted option exercise prices were equal or close to nominal prices during the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, their fair values approximated the fair values of the Class A ordinary share on the grant day.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

17. SHARE-BASED COMPENSATION (CONTINUED)

(b) Restricted shares

The following table sets forth the restricted share activity for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025:

	Number of shares	Weighted average grant date fair value
		US$

Unvested as of March 31, 2023	-	-

Granted	2,871,270	0.05
Vested	(2,871,270)	0.05

Unvested as of March 31, 2024	-	-

Granted	-	-
Vested	-	-

Unvested as of December 31, 2024	-	-

Granted	55,200,600	0.01
Vested	(55,200,600)	0.01

Unvested as of December 31, 2025	-	-

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

In October 2024, the market condition of the first tranche was satisfied, which is earlier than the initial estimation, and all remaining unrecognized fair value of the award relating to the first tranche was recognized immediately when the respective market condition was actually met. As of December 31, 2025, the shares relating to the first tranche of the Performance Awards had not yet been issued (“Unissued shares relating to the Performance Awards”).

For the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, RMB39.2 million, RMB84.3 million and RMB28.3 million related to Performance Awards was recorded in general and administrative expenses. As of December 31, 2025, total amount of unrecognized expense related to the Performance Awards was RMB45.5 million.

(d) Share-based compensation to Mr. Kun Dai

Please refer to Note 14 for the details of share-based compensation to Mr. Kun Dai.

(e) Share-based compensation expenses by function

The following table sets forth the amounts of share-based compensation expense included in each of the relevant financial statement line items:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

General and administrative expenses	72,942	84,663	36,780
Research and development expenses	1,420	128	2,491
Sales and marketing expenses	1,444	136	5,312
Total	75,806	84,927	44,583

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

19. FAIR VALUE MEASUREMENTS

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

The Company measured on a non-recurring basis for the fair values associated with the down round feature triggered for the senior convertible preferred shares issued pursuant to 2021 Subscription Agreement and 2022 Subscription Agreement. These valuations resulted in a deemed dividend of RMB755.6 million, RMB278.8 million and RMB1,781.5 million being distributed to the Company’s preferred shareholders as of July 27, 2022, August 17, 2023 and March 26, 2024 (Note 14), respectively.

The Company also measured on a non-recurring basis for the incremental fair value due to modifications of RSU with market condition in October 2023 and August 2024, and these valuations resulted in an incremental fair value of RMB60.4 million, RMB73.7 million and nil (Note 17) for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively.

Assets and liabilities measured at fair value on a recurring basis

The Company measures its warrant liabilities and forward contracts at fair value on a recurring basis. As the Company’s warrant liabilities and forward contracts are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of warrant liabilities and forward contracts. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of Level 3 during the year ended December 31, 2025.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. NET LOSS PER SHARE

Basic and diluted net loss per share for each of the periods presented are calculated as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Basic net loss per share
Numerator:
Net loss attributable to Uxin Limited	(372,387)	(204,312)	(277,540)
Deemed dividend to preferred shareholders due to triggering of a down round feature	(2,060,254)	-	-
Net loss attributable to ordinary shareholders	(2,432,641)	(204,312)	(277,540)

Denominator:
Number of ordinary shares outstanding at the beginning of the period	1,410,826,415	56,381,481,399	56,395,662,999
Weighted average number of ordinary shares issued	754,367,970	6,137,059	4,906,843,295
Weighted average number of vested penny options	20,169,250	29,241,834	22,577,368
Weighted average number of unissued shares relating to the Performance Awards (Note 17)	-	327,882,355	1,431,232,500
Weighted average number of ordinary shares outstanding - basic	2,185,363,635	56,744,742,647	62,756,316,162

Net loss per share attributable to ordinary shareholders, basic	(1.11)	(0.00)	(0.00)

Diluted net loss per share
Numerator:
Diluted net loss attributable to ordinary shareholders	(2,432,641)	(204,312)	(277,540)

Denominator:
Weighted average number of ordinary shares outstanding – diluted	2,185,363,635	56,744,742,647	62,756,316,162

Net loss per share attributable to ordinary shareholders, diluted	(1.11)	(0.00)	(0.00)

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

20. NET LOSS PER SHARE (CONTINUED)

As the Group incurred losses for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, the potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Group. The weighted-average numbers of unissued shares relating to the Performance Awards, senior convertible preferred shares, options granted and forward issued excluded from the calculation of diluted net loss per share of the Group of the respective periods were as follows:

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025

Unissued shares relating to the Performance Awards (Note 17)	-	594,838,632	-
Forward contract	-	216,847,736	964,746,183
Senior convertible preferred shares	1,288,858,108	-	-
Outstanding weighted average share options	13,605,459	9,937,549	28,071,729
Total	1,302,463,567	821,623,917	992,817,912

21. EMPLOYEE BENEFITS

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

The total amounts charged to the Consolidated Statements of Comprehensive Loss for such employee benefits amounted to RMB31.5 million, RMB17.4 million and RMB28.0 million for the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, respectively.

22. CONCENTRATION OF CREDIT RISK

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

23. COMMITMENTS

As of December 31, 2025, the Group has no material commitments.

24. SUBSEQUENT EVENTS

In March 2026, the Company formed a strategic partnership with Jiangyin Huigang Qihang Investment Partnership (“Huigang Qihang”) and Jiangyin Chan Fa Ke Chuang Investment Partnership (Limited Partnership) (“Chan Fa Ke Chuang”) to establish Uxin (Jiangyin) Intelligent Remanufacturing Co., Ltd. (“Uxin Jiangyin”). Pursuant to the equity investment agreement, Uxin Anhui will contribute RMB68.0 million, Huigang Qihang will contribute RMB16.0 million, and Chan Fa Ke Chuang will contribute RMB16.0 million, representing approximately 68%, 16%, and 16% of Uxin Jiangyin’s total registered capital, respectively. Uxin Jiangyin will be established under the Company’s plan to operate a new used car superstore in Jiangyin, Jiangsu. Pursuant to the agreement, Huigang Qihang and Chan Fa Ke Chuang has the right to request Uxin Anhui to acquire its equity interests if certain performance-based conditions are met, if Uxin Jiangyin fails to commence operating activities within one year since establishment, or if the board of Uxin Jiangyin is unable to reach effective resolutions for more than three times. The Company is still evaluating the accounting implication of this transaction.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

25. RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the fiscal year ended March 31, 2024, the nine months ended December 31, 2024 and the year ended December 31, 2025, no appropriations to the statutory reserve, enterprise expansion fund and staff welfare and bonus fund have been made by the Group.

Since the Company has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25% threshold being exceeded and a corresponding requirement to provide parent company financial information (see Note 26).

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The parent company did not have significant capital and other commitments, long-term obligations, other long-term debt, or guarantees as of December 31, 2024 and 2025.

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Balance sheets

	December 31, 2024	December 31, 2025
	RMB	RMB

ASSETS

Cash and cash equivalents	850	4,843
Amounts due from intra-Group entities	10,144,302	7,358,481
Other receivables	2,457	1,308
Prepaid expenses	89	236

Total assets	10,147,698	7,364,868

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Liabilities

Other payables and other current liabilities	29,942	20,233
Short-term borrowings	-	39,072
Investment deficit in subsidiaries	10,391,493	7,448,541
Amounts due to intra-Group entities	94,265	87,910

Total liabilities	10,515,700	7,595,756

Shareholders’ deficit

Ordinary shares (US$0.0001 par value, 190,100,000,000 and 190,100,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 56,354,853,138 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2024; 64,892,337,575 Class A ordinary shares and 40,809,861 Class B ordinary shares issued and outstanding as of December 31, 2025)	39,816	45,922
Additional paid-in capital	19,007,948	19,370,282
Subscription receivable from shareholders	(60,467)	(21,165)
Accumulated other comprehensive income	227,718	234,630
Accumulated deficit	(19,583,017)	(19,860,557)
Total shareholders’ deficit	(368,002)	(230,888)

Total liabilities and shareholders’ deficit	10,147,698	7,364,868

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

26. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Statements of comprehensive loss

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Operation expense
General and administrative	(73,236)	(89,099)	(37,587)
Total operating expenses	(73,236)	(89,099)	(37,587)

Loss from operations	(73,236)	(89,099)	(37,587)

Share of losses of subsidiaries	(299,613)	(114,011)	(237,157)
Interest expense, net	(546)	(1,806)	(3,459)
Other income, net	12,746	604	1,859
Foreign exchange gain/(loss)	38	-	(1,196)
Fair value impact of the issuance of senior convertible preferred shares	(11,776)	-	-
Net loss	(372,387)	(204,312)	(277,540)

Deemed dividend to preferred shareholders due to triggering of a down round feature	(2,060,254)	-	-
Net loss attributable to ordinary shareholders	(2,432,641)	(204,312)	(277,540)

Net loss	(372,387)	(204,312)	(277,540)
Other comprehensive income
Foreign currency translation	4,905	2,628	6,912
Total comprehensive loss	(367,482)	(201,684)	(270,628)

Statements of cash flow

	For the fiscal year ended March 31,	For the nine months ended December 31,	For the year ended December 31,
	2024	2024	2025
	RMB	RMB	RMB

Net cash used in operating activities	(11,150)	(3,719)	(12,322)
Net cash used in investing activities	(204,327)	(69,612)	(344,518)
Net cash generated from financing activities	153,269	71,953	360,845
Effect of exchange rate changes on cash and cash equivalents	2,170	22	(12)
Net (decrease)/increase in cash and cash equivalents	(60,038)	(1,356)	3,993
Cash and cash equivalents at beginning of the period	62,244	2,206	850
Cash and cash equivalents at end of the period	2,206	850	4,843

UXIN LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

27. CHANGE IN FISCAL YEAR END

During the nine months ended December 31, 2024, the Group changed its fiscal year end from March 31 to December 31.

The consolidated financial statements for the nine months ended December 31, 2024 is not comparable to that as of and for the fiscal years ended March 31, 2024. For comparison purposes, the Group included the selected data from unaudited Consolidated Statements of Comprehensive Loss for the nine months ended December 31, 2023 as below:

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

